Exhibit T3E

Explanatory Statement
pursuant to Section 412 of the Corporations Act 2001 (Cth)

For the Creditors' Scheme of Arrangement between:

Boart Longyear Limited

ACN 123 052 728

Boart Longyear Australia Pty Ltd

ACN 000 401 025

Boart Longyear Management Pty Ltd

ACN 123 283 545

Votraint No. 1609 Pty Limited

ACN 119 244 272

(together, defined as the "Companies")

and

The Secured Scheme Creditors

(as defined in the Scheme)

In order for the Scheme to proceed, it must be approved by the Secured Creditors. Approval will be sought at the Scheme Meeting that will commence at 10:30am on 30 May 2017 at Level 11, 5 Martin Place, Sydney in New South Wales, Australia. Further details of the Scheme Meeting and on how to vote at the Scheme Meeting, as well as information about the proposed Scheme, are set out in this Explanatory Statement.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.

You are encouraged to read it in its entirety, take professional advice, and consult with your professional advisers when making any decisions in connection with the Scheme, including deciding whether or not to vote in favour of it.

Legal adviser to the Companies

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE “SCHEME NOTES” (AS DEFINED HEREIN). NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT MAY BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

THE SCHEME NOTES PROPOSED TO BE ISSUED PURSUANT TO THE SCHEME WILL NOT BE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION UNLESS EXPRESSLY SPECIFIED HEREIN, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON CERTAIN EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT. CONSEQUENTLY, NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE OFFERED, SOLD ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE U.S. OR TO U.S. PERSONS (AS DEFINED IN THE U.S. SECURITIES ACT) UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENT OF THE U.S. SECURITIES ACT IS AVAILABLE. THE SCHEME NOTES WILL BE ISSUED IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 3(A)(10) OF THE U.S. SECURITIES ACT. THE APPROVAL OF THE SUPREME COURT OF NEW SOUTH WALES OR SUCH OTHER COURT OF COMPETENT JURISDICTION PROVIDES THE BASIS FOR THE SCHEME NOTES TO BE ISSUED WITHOUT REGISTRATION UNDER THE U.S. SECURITIES ACT, IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT PROVIDED BY SECTION 3(A)(10).

Further important information is set out under the heading "IMPORTANT INFORMATION" in the enclosed Explanatory Statement.

If you have assigned, sold, or otherwise transferred, or assign, sell or otherwise transfer, your interests as a Secured Creditor or do so before the date of the Scheme Meeting you are requested to forward a copy of this document to the person or persons to whom you have assigned, sold or otherwise transferred, or assign, sell or otherwise transfer, your interests as a Secured Creditor. If you are in any doubt as to the action you should take, you should consult your professional adviser without delay.

NOTICE OF MEETING

(1)	BOART LONGYEAR LIMITED ACN 123 052 728

(2)	BOART LONGYEAR AUSTRALIA PTY LTD ACN 000 401 025

(3)	BOART LONGYEAR MANAGEMENT PTY LIMITED ACN 123 283 545; and

(4)	VOTRAINT NO. 1609 PTY LIMITED ACN 119 244 272

NOTICE OF MEETING OF CREDITORS TO CONSIDER AND, IF THOUGHT FIT, AGREE TO A SCHEME OF ARRANGEMENT

Capitalised terms in this Notice of Meeting that are not otherwise defined have the same meaning as is given to those terms in the enclosed Explanatory Statement.

To: the Secured Creditors in respect of Boart Longyear Management Pty Limited ACN 123 283 545, Boart Longyear Australia Pty Ltd ACN 000 401 025, Boart Longyear Limited ACN 123 052 728 and Votraint No. 1609 Pty Limited ACN 119 244 272.

Pursuant to section 411(1) of the Corporations Act 2001 (Cth), the Supreme Court of New South Wales has ordered that a meeting of the Secured Creditors (as defined in the Scheme) be convened to consider and, if thought fit, agree to (with or without modification) the proposed Scheme between the Secured Creditors and the Companies.

1.	Notice

NOTICE IS HEREBY GIVEN that a meeting of the Secured Creditors will be held at Ashurst, Level 11, 5 Martin Place, Sydney in New South Wales, Australia on 30 May 2017 at 10:30am (the "Scheme Meeting").

The purpose of the Scheme Meeting is for the Secured Creditors to consider and, if thought fit:

RESOLVE THAT pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between the Companies and the Secured Creditors, as contained and described in the Explanatory Statement, is agreed to (with or without alterations or conditions as approved by the Court, provided that such alterations or conditions do not change the substance of the Scheme, including the Steps, in any material respect) (the "Resolution").

For further information the Secured Creditors should refer to the Explanatory Statement accompanying this Notice of Meeting, which is required by section 412 of the Corporations Act 2001 (Cth) in relation to the Scheme.

2.	Agenda

The agenda for the Scheme Meeting will be as follows:

(a)	the Chairperson will address those present at the Scheme Meeting, and provide an explanation of the background to and purpose of the Scheme Meeting;

(b)	there will be a general presentation in relation to the proposed Scheme and attendees will be given a reasonable opportunity to ask questions in relation to the Scheme;

(c)	the procedure for voting on the Scheme will be explained; and

(d)	the Resolution to agree to the Scheme will be put to the Secured Creditors present in person or by proxy, attorney or corporate representative at the Scheme Meeting for discussion and vote.

3.	Attendance and voting at the Scheme Meeting

To be eligible to vote at the Scheme Meeting, you must be a Secured Creditor as at 4 May 2017 and must have lodged:

(a)	if you are a TLA Purchaser or TLB Purchaser, a completed Voting Proof of Debt Form with the Information Agent by on or before 4.00 pm on 25 May 2017 (New York City Time); or

(b)	if you are a Noteholder, a completed Proxy Form with your Registered Participant in sufficient time for your Registered Participant to complete a Voting Proof of Debt Form on your behalf and lodge the Proxy Form and Voting Proof of Debt Form with the Information Agent by no later than 4.00 pm on 25 May 2017 (New York City Time).

The Chairperson will then adjudicate upon your Claim as set out in the Voting Proof of Debt Form based on the information contained in or provided with the Voting Proof of Debt Form, as well the information known to the Chairperson, for voting purposes only.

Secured Creditors may attend the meeting in person (or by corporate representative), appoint a proxy to attend in their place, or attend by attorney. Proxy Forms must be received by the Information Agent by 4.00 pm on 25 May 2017 (New York City Time). The Proxy Form and Voting Proof of Debt Form are set out at Annexures F and G (respectively) to the enclosed Explanatory Statement. If any Secured Creditors wish to vote by attorney or corporate representative, their attorney or corporate representative should bring to the meeting evidence of his or her appointment including evidence of the authority under which the appointment was made.

SECURED CREDITORS ARE ENCOURAGED TO READ AND CAREFULLY CONSIDER THE EXPLANATORY STATEMENT ACCOMPANYING THIS NOTICE IN ITS ENTIRETY, TAKE PROFESSIONAL ADVICE AND CONSULT WITH THEIR PROFESSIONAL ADVISERS WHEN MAKING ANY DECISION IN CONNECTION WITH THE SCHEME, INCLUDING DECIDING WHETHER OR NOT TO VOTE IN FAVOUR OF THE SCHEME.

Dated 10 May 2017

1

	6.9	Who will be bound by the Scheme?	43
	6.10	Execution risks	44
	6.11	Modification of the Scheme	44
	6.12	The Scheme Administrators	45
	6.13	Challenging the Scheme Administrators generally	46

7.	The KORDAMENTHA Report		47

	7.1	Scope of the KordaMentha Report	47
	7.2	Expected dividends / Implied Value to creditors	48
	7.3	KordaMentha's conclusions on asset value and solvency	49
	7.4	Conclusions as to most likely outcome if Scheme not implemented	49
	7.5	KPMG Report and valuation methodology	49

8.	Reasons SECURED CREDITORS may Consider Voting for the Scheme		51

9.	Reasons SECURED CREDITORS may CONSIDER votING against the scheme		53

10.	additional information		55

	10.1	Ongoing analysis of business operations	55
	10.2	Material interests of Directors	55
	10.3	Material interests of Scheme Administrators	56
	10.4	Certified copy of Financial Statements	57
	10.5	Report as to affairs of Companies – ASIC Form 507	57
	10.6	The Secured Creditors	57

11.	the Scheme Meeting and voting procedures		58

	11.1	Time and place	58
	11.2	Chairperson	58
	11.3	Agenda for the Scheme Meeting	58
	11.4	Classes of Secured Scheme Creditors	58
	11.5	Eligibility and entitlement to vote	58
	11.6	How to vote at the Scheme Meeting – TLA Purchasers and TLB Purchasers	59
	11.7	How to vote at the Scheme Meeting - Noteholders	59
	11.8	Adjudication of Voting Proof of Debt Forms	60
	11.9	Modification of Scheme at Scheme Meeting	60
	11.10	Lodgement of documents and further queries	61

12.	Interpretation and Glossary		62

	12.1	Interpretation	62
	12.2	Glossary of terms	63

Annexure

A	Scheme of Arrangement
B	KordaMentha Report
C	Certified Copies of Financial Statements
D	Report as to Affairs (ASIC Form 507)
E	Scheme Administrators’ Scale of Charges
F	Proxy Form
G	Voting Proof of Debt Form
H	Known Secured Scheme Creditors, known Guaranteed Creditors and known Internal Creditors
I	Extract from ASX Announcement dated 3 April 2017

2

1.	IMPORTANT INFORMATION

SECURED CREDITORS SHOULD READ THIS EXPLANATORY STATEMENT IN ITS ENTIRETY BEFORE MAKING A DECISION WHETHER OR NOT TO VOTE IN FAVOUR OF THE SCHEME

1.1	Orders to convene the Scheme Meeting

On 10 May 2017, the Court made orders under section 411(1) of the Corporations Act directing that a meeting of the Secured Creditors be convened to vote upon the proposed Scheme. This Explanatory Statement has been provided to the Secured Creditors in connection with the Scheme Meeting for the purpose of considering and, if thought fit, agreeing to the proposed Scheme between the Companies and the Secured Creditors.

The Scheme Meeting will commence at:

10:30am on, 30 May 2017

at

Ashurst, Level 11, 5 Martin Place, Sydney NSW 2000, Australia

Further information on the Scheme Meeting and the procedure for voting is set out in Section 11 of this Explanatory Statement.

IMPORTANT NOTICE ASSOCIATED WITH COURT ORDER UNDER SECTION 411(1) OF THE CORPORATIONS ACT 2001 (CTH)

The fact that under section 411(1) of the Corporations Act 2001 (Cth) the Court has ordered that a meeting be convened and has approved the Explanatory Statement required to accompany the notice of the meeting does not mean that the Court:

(a)       has formed any view as to the merits of the proposed Scheme or as to how Secured Creditors should vote (on this matter Secured Creditors must reach their own decision); or

(b)       has prepared, or is responsible for the content of, the Explanatory Statement.

The Court's order under section 411(1) is not an endorsement of, or any other expression of opinion on, the Scheme.

1.2	Prescribed information

Under section 412(1) of the Corporations Act and regulation 5.1.01 of the Corporations Regulations, this Explanatory Statement must contain certain information to assist the Secured Creditors in deciding whether or not to vote in favour of the proposed Scheme. The table below indicates where in this Explanatory Statement that information can be found.

Prescribed information	Section of this Explanatory Statement

An explanation of the effect of the proposed Scheme	Section 6

3

Prescribed information	Section of this Explanatory Statement

The criteria and the date for determining the participants in the Scheme, the persons entitled to vote at the Scheme Meeting, and the persons who will be bound by the Scheme.	Sections 6.9 and 11

The expected dividend that would be paid to the Secured Creditors if the Companies were wound up within 6 months of the Court's order on the date of the First Court Hearing	Section 7

The Implied Value of the interests of the Secured Scheme Creditors if the Scheme were put into effect as proposed	Section 7

The material interests of the Directors of the Companies (including the effect of the Scheme on those interests)	Section 10.2

Certified copies of all financial statements to be lodged by the Companies with ASIC	Annexure C

Reports on the affairs of the Companies	Annexure D

The scale of charges that the Scheme Administrators propose to charge to implement the Scheme	Annexure E

A list of the names of all known Secured Scheme Creditors and the debts owed to those Secured Scheme Creditors	Annexure H

1.3	Responsibility statement

The Companies have provided and are responsible for all information in this Explanatory Statement (other than the KordaMentha Information). The Companies and their Directors, officers, employees, and advisers expressly disclaim and do not assume any responsibility for the accuracy or completeness of the KordaMentha Information.

This Explanatory Statement has been prepared solely for use by the Secured Creditors for the purpose of evaluating whether or not to vote in favour of the Scheme. No other person apart from the Companies and KordaMentha (only in respect of the KordaMentha Information) has been authorised to make any representation or warranty, express or implied, as to its accuracy or completeness. Nothing contained in this Explanatory Statement is, or should be relied on as, a representation, assurance or guarantee as to the benefits of the Scheme over any alternative for the Secured Creditors.

KordaMentha has prepared the KordaMentha Report in relation to the Companies and the proposed Scheme based, in part, on information provided by the Companies. Except to the extent that the Companies are responsible for the information they have provided to

4

KordaMentha for the purpose of the KordaMentha Report (and the Companies take responsibility for that information) KordaMentha takes responsibility for the KordaMentha Information.

The KordaMentha Information consists of the information in Section 7 of this Explanatory Statement, the KordaMentha Report in Annexure B and certain other information or statements in this Explanatory Statement that have been identified as being sourced from, or attributed to, KordaMentha.

No person has been authorised to give any information or to make any representation in connection with the Scheme other than the representations contained in this Explanatory Statement.

1.4	Not financial product or other advice

This Explanatory Statement is not financial product advice. It has been prepared without reference to your particular investment objectives, financial situation, tax situation, needs or specific circumstances. You should not construe any statements made in this Explanatory Statement as investment, tax or legal advice. Your decision whether to vote for or against the proposed Scheme will depend on an assessment of your own individual circumstances. As the financial, legal and taxation consequences of the Scheme may be different for each Secured Creditor, it is recommended that you seek your own professional financial, legal and taxation advice before making your decision.

1.5	Forward-looking statements

Certain statements in this Explanatory Statement relate to the future. The forward-looking statements in this Explanatory Statement are not based solely on historical facts, but rather reflect the current expectations of the Companies as at the date of this Explanatory Statement. These statements generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "likely", "should", "plan", "may", "estimate", "potential", or other similar words and phrases. Similarly, statements that describe the Companies' objectives, plans, goals or expectations are or may be forward looking statements.

Forward-looking statements are based on numerous assumptions regarding present and future circumstances. As such, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual result, performance or achievement to be materially different from the future result, performance or achievement expressed or implied by those statements.

Given this, Secured Creditors are cautioned not to place undue reliance on any forward-looking statements made by the Companies in this document or elsewhere.

Other than as required by law, none of the Companies, their Directors, or any other person gives any representation, assurance or guarantee that the occurrence of any event, outcome, performance or achievement expressed or implied in any forward-looking statement in this Explanatory Statement will actually occur. The Companies have no intention of updating or revising any forward-looking statements, regardless of whether new information, future events or any other factors affect the information contained in this Explanatory Statement, except as required by law.

1.6	ASIC

A copy of this Explanatory Statement has been given to ASIC pursuant to section 412(7) of the Corporations Act. Neither ASIC nor any of its officers takes any responsibility for the contents of this Explanatory Statement.

5

1.7	Date of this Explanatory Statement

The date of this Explanatory Statement is 10 May 2017.

1.8	Defined terms and interpretation

Capitalised words used in this Explanatory Statement have the meanings set out Section 12.2, unless the context otherwise requires or a term has been defined elsewhere in the text of the Explanatory Statement. Some of the attachments to this Explanatory Statement contain their own defined terms and should be read accordingly.

Section 12.1 contains general guidelines for interpreting this Explanatory Statement.

1.9	Secured Creditors outside Australia

This Explanatory Statement has been prepared to reflect the applicable disclosure requirements of Australia, which may be different from the requirements applicable in other jurisdictions. The financial information included in this document is based on financial statements that have been prepared in accordance with accounting principles and practices generally accepted in Australia, which may differ from generally accepted accounting principles and practices in other jurisdictions.

The implications of the Scheme for Secured Creditors who are resident in, have a registered address in or are citizens of and/or are taxable in jurisdictions other than Australia may be affected by the laws of the relevant jurisdiction. Such overseas Secured Creditors should inform themselves about and observe any applicable legal requirements. Any person outside Australia who is resident in, or who has a registered address in, or is a citizen of and/or is taxable in, an overseas jurisdiction and who is to receive or subscribe for any Scheme Notes should consult its professional advisers and satisfy itself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

1.10	Foreign jurisdiction disclaimers

THIS EXPLANATORY STATEMENT AND THE SCHEME DO NOT CONSTITUTE AN OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL. THIS EXPLANATORY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SCHEME NOTES. NONE OF THE SECURITIES REFERRED TO IN THIS EXPLANATORY STATEMENT MAY BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

This Explanatory Statement may not be distributed to any person in any country outside Australia except in respect of those jurisdictions described below and in the manner contemplated below.

(a)	United States

The Scheme Notes proposed to be issued pursuant to the Scheme will not be registered with the U.S. Securities and Exchange Commission (the SEC) under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act) or the securities laws of any state or other jurisdiction unless expressly specified herein, and are being issued in reliance on certain exemptions from registration under the U.S. Securities Act. Consequently, neither these securities nor any interest or participation therein may be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of in the U.S. or to U.S. Persons (as defined in the U.S. Securities Act)

6

unless an exemption from the registration requirement of the U.S. Securities Act is available.

(i)	Scheme Notes

The Scheme Notes will be issued and delivered in reliance upon exemptions from the registration requirements of the U.S. Securities Act, including that provided by section 3(a)(10) of the U.S. Securities Act (Section 3(a)(10)). In order to qualify for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10), there must be a hearing on the fairness of the Scheme’s terms and conditions to the holders, which all the holders are entitled to attend in person or through representatives to oppose the sanctioning of the Scheme by the Court, and with respect to which notification will be given to all the holders. For the purpose of qualifying for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10), the Companies intend to rely on the Court’s hearing to sanction the Scheme.

Any Scheme Creditor who is an Affiliate of the Companies at the time of or within 90 days prior to any resale of the Scheme Notes will be subject to certain U.S. transfer restrictions relating to such securities. Such Scheme Notes may not be sold without registration under the U.S. Securities Act, except pursuant to any available exemptions from the registration requirements of the U.S. Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resale outside of the United States pursuant to Regulation S under the U.S. Securities Act). Persons who may be deemed to be Affiliates of the Companies include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with the Companies and may include certain officers and directors of the Companies and the principal shareholders of the Companies. Holders will be required to make their own determination of their Affiliate status and should consult their own legal advisers prior to any sale of the Scheme Notes.

(b)	Canada

No prospectus has been filed with any securities commission or similar authority in Canada in connection with the issuance of the Scheme Notes. In addition, no securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence under applicable Canadian securities laws.

The issuance of Scheme Notes pursuant to the Scheme will be exempt from the prospectus requirements under applicable Canadian securities legislation. As a consequence of this exemption, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of rescission or damages, will not be available in respect of such Scheme Notes to be issued in connection with the Scheme.

The Scheme Notes will be subject to restrictions on resale in Canada. BLY is not presently a “reporting issuer” as such term is defined under applicable Canadian securities legislation in any province or territory of Canada. Subject to the outcome of re-domiciliation discussions which are ongoing, Canadian investors are advised that the Scheme Notes are not and will not be listed on any stock exchange in Canada and that no public market presently exists or is expected to exist for the Scheme

7

Notes in Canada following implementation of the Scheme. Canadian investors are further advised that BLY is not required to file, and currently does not intend to file, a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Scheme Notes to the public in any province or territory of Canada. Accordingly, the Scheme Notes may be subject to an indefinite hold period under applicable Canadian securities laws unless resales are made in accordance with applicable prospectus requirements or pursuant to an available exemption from such prospectus requirements. Canadian investors are advised to seek legal advice prior to any contemplated resale of any of the Scheme Notes.

It may be difficult for Scheme Creditors in Canada to enforce their rights and claims arising out of Canadian provincial or territorial securities laws against officers and directors of BLY who are residents of countries other than Canada, and it may not be possible to sue BLY in a non-Canadian court for violations of Canadian securities laws.

(c)	Cayman Islands

No offer or invitation to subscribe for Scheme Notes may be made to the public in the Cayman Islands.

(d)	Italy

The offering of Scheme Notes in the Republic of Italy has not been authorised by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa (CONSOB)) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and the securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998, as amended (Decree No. 58), other than:

(i)	to qualified investors (Qualified Investors), as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, as amended (Regulation No. 1197l); and

(ii)	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the Scheme Notes in Italy under the paragraphs above must be:

(iii)	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 (as amended) and any other applicable laws; and

(iv)	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the Scheme Notes in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

(e)	Netherlands

8

The information in this document has been prepared on the basis that any offer of Scheme Notes will be made pursuant to an exemption under the Directive 2003/71/EC (Prospectus Directive), as amended and implemented in the Netherlands, from the requirement to publish a prospectus for offers of securities.

An offer to the public of Scheme Notes has not been made, and may not be made, in the Netherlands except pursuant to one of the following exemptions under the Prospectus Directive as implemented in the Netherlands:

(i)	to any legal entity that is authorized or regulated to operate in the financial markets or whose main business is to invest in financial instruments;

(ii)	to any legal entity that satisfies two of the following three criteria: (i) balance sheet total of at least €20,000,000; (ii) annual net turnover of at least €40,000,000 and (iii) own funds of at least €2,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(iii)	to any person or entity who has requested to be treated as a professional client in accordance with the EU Markets in Financial Instruments Directive (Directive 2004/39/EC, "MiFID"); or

(iv)	to any person or entity who is recognised as an eligible counterparty in accordance with Article 24 of the MiFID.

(f)	Switzerland

The Scheme Notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland. The Scheme Notes may only be offered to regulated financial intermediaries such as banks, securities dealers, insurance institutions and fund management companies as well as institutional investors with professional treasury operations.

Neither this document nor any other offering or marketing material relating to the Scheme Notes has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the issuance of Scheme Notes will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

1.11	Privacy

The Chairperson, the Information Agent, the Scheme Administrators and Companies may collect, use and disclose personal information in the process of implementing the Scheme. This information may include the names, contact details, bank account details or other details of Secured Creditors and the names of persons appointed by Secured Creditors to act as proxy, corporate representative or attorney at the Scheme Meeting. The primary purpose of collecting this information is to assist the Chairperson, the Information Agent, the Scheme Administrators and the Companies in the conduct of the Scheme Meeting and to enable the Scheme to be implemented by the Scheme Administrators.

9

If this personal information is not collected, the Chairperson, the Information Agent, the Scheme Administrators and the Companies may be hindered in, or prevented from, conducting the Scheme Meeting and implementing the Scheme.

Personal information may be disclosed to the Court, the Chairperson, the Information Agent, the Scheme Administrators, the Companies, third party service providers, professional advisers, ASIC, FIRB, ASX and other regulatory authorities and, in addition, where disclosure is required by law or where you have consented to the disclosure. Noteholders have the right to access personal information that has been collected about them. Secured Creditors should contact the Companies in the first instance about exercising that right.

If you have questions regarding privacy, contact the Companies at the address below:

Boart Longyear Limited

26 Butler Boulevard

Burbridge Business Park

Adelaide Airport,

South Australia 5950
AUSTRALIA

It is the responsibility of Secured Creditors who appoint a named person to act as their proxy or attorney at the relevant Scheme Meeting to inform their proxy or attorney of the matters outlined above.

1.12	Documents available for inspection

Documents referred to in this Explanatory Statement that are not reproduced in the Annexures to this Explanatory Statement or have not otherwise been provided to Secured Creditors will be made available for inspection by Secured Creditors upon request.

To request access, contact the Companies' at the address below:

Boart Longyear Limited

26 Butler Boulevard

Burbridge Business Park

Adelaide Airport,

Adelaide South Australia 5950
AUSTRALIA

To the extent that documents referred to in this Explanatory Statement are confidential to the Companies, other members of the Group or third parties, or if the Companies cannot legally disclose such documents, the Companies reserve the right:

(a)	not to make such documents available for inspection; or

(b)	to make only masked copies of, or extracts from, such documents available for inspection.

1.13	Questions

If you have any questions in relation to the Scheme, the lodgement of Proxy Forms or Voting Proof of Debt Forms, you are encouraged to contact the Scheme Administrators at:

Attention: Boart Longyear Ballot Processing

c/o Prime Clerk LLC
830 Third Avenue

3rd Floor
New York

10

NY 10022
United States

Email: boartballotprocessing@primeclerk.com

11

2.	KEY DATES and STEPS

Event	Date

Voting Entitlement Record Date	4 May 2017

Deadline for receipt of Voting Proof of Debt Forms and Proxy Forms	4.00 pm 25 May 2017 (New York City Time)

Scheme Meeting of all Secured Creditors	30 May 2017

Second Court Date	4 July 2017

Lodgement of Second Court Orders with ASIC (Effective Date)	No later than 10:00am on the Business Day after the day on which the Court makes the Second Court Orders

Implementation Date (including implementation of Steps 4 to 6 under the Scheme)	Five Business Days after the Effective Date, unless otherwise advised by the Scheme Administrators

NOTE

All dates and times referred to in this Explanatory Statement and the documents attached to it are to times in Sydney, Australia except where otherwise stated. The dates set out in the above table are indicative only and may be subject to change. The Companies reserve the right to vary the times and dates set out above, subject to the Corporations Act and the approval of any variations by the Court or ASIC where required.

Secured Creditors are encouraged to take the following steps in advance of the Scheme Meeting:

(a)	Read this Explanatory Statement in full

The Companies encourage you to take professional advice, and to consult with your professional advisers, when making any decisions in connection with the Scheme.

(b)	Consider attending and voting at the Scheme Meeting

See Section 11 for detailed information in relation to the Scheme Meeting.

12

3.	Overview of explanatory statement and scheme

3.1	Why you are receiving this Explanatory Statement

This Explanatory Statement contains information about the proposed Scheme and is required by section 412(1) of the Corporations Act to be issued together with each Notice of Meeting issued to a Secured Creditor.

You have been sent this Explanatory Statement because, according to the records of the Companies as at the First Court Date, you are a Secured Creditor.

Receipt of this Explanatory Statement does not amount to confirmation that you have a valid claim against or are owed any amount by the Companies.

If you are a Secured Creditor as at the Voting Entitlement Record Date (irrespective of whether or not you were a Secured Creditor as at the date of this Explanatory Statement), you will be eligible to vote at the Scheme Meeting provided that:

(a)	if you are a TLA Purchaser or TLB Purchaser:

(i)	the Information Agent receives a completed Voting Proof of Debt Form from you by no later than 4.00 pm, 25 May 2017 (New York City Time); and

(ii)	if you wish to vote by proxy, the Information Agent receives a Proxy Form from you by 4.00 pm, 25 May 2017(New York City Time);

(b)	if you are a Noteholder the Information Agent receives a completed Voting Proof of Debt Form and the Proxy Form from your Registered Participant by no later than 4.00 pm, 25 May 2017 (New York City Time).

Any Noteholder who wishes to attend and vote at the Scheme Meeting in person will still need to properly complete, sign and return the Voting Proof of Debt Form and Proxy Form to their Registered Participant (with itself nominated as proxy) in sufficient time to enable the Registered Participant to complete and certify the Voting Proof of Debt Form and the Proxy Form and forward the same to the Information Agent by no later than 4.00 pm on 25 May 2017 (New York City Time).

Additionally, if any Secured Creditor wishes to vote by attorney or corporate representative, such attorney or corporate representative should bring to the Scheme Meeting evidence of his or her appointment including authority under which the appointment was made.

The Voting Proof of Debt Form is set out in Annexure G and the Proxy Form is set out in Annexure F of this Explanatory Statement.

Further details of the Scheme Meeting, including the procedure for voting, can be found in Section 11 of this Explanatory Statement.

3.2	Summary of the Scheme procedure

The proposed scheme is a creditors' scheme of arrangement. A creditors' scheme of arrangement is a compromise or arrangement between a company or companies and its creditors (or any class of them) effected in accordance with Part 5.1 of the Corporations Act.

The resolution to agree to the Scheme at the Scheme Meeting must be passed by a majority in number (more than 50%) of the Secured Creditors who are present and voting at the Scheme Meeting (either in person or by proxy, corporate representative or attorney) being a majority whose Admitted Claims together amount to at least 75% of the Debt owing to

13

the Secured Creditors present and voting at the Scheme Meeting (either in person or by proxy, corporate representative or attorney) (Requisite Majority).

If the Scheme is agreed to by the Requisite Majority, in order to become effective, the Scheme must then be approved by the Court on the Second Court Date. The Court may grant its approval subject to such alterations or conditions as it thinks fit. However, the Scheme will not take any effect if any alterations the Court makes or the conditions the Court imposes change the substance of the Scheme in any material respect.

If the Scheme is approved by the Court, and the Second Court Orders are lodged with ASIC, then the Scheme will become effective. Once all the conditions precedent (detailed in Section 6.2 below) set out in the Scheme are satisfied, the Steps to effect the Scheme will be undertaken.

Once the Scheme becomes effective, it will be binding upon the Companies and all Secured Scheme Creditors, including those Secured Scheme Creditors that did not vote in favour of the Scheme, or those that did not attend, or vote at, the Scheme Meeting.

It will also be binding upon the Agent, the Trustee, the Released Obligor Individuals, the Obligors and the Scheme Administrators as a result of them each having signed a Deed Poll.

If, in the opinion of the Scheme Administrators, it is not possible to give effect to the Scheme, each of the Companies, the Obligors, Released Obligor Individuals, the Agent, the Trustee and the Secured Scheme Creditors are required to do all things reasonably necessary to put each other party in the position it would have been in if none of the Steps under the Scheme had occurred.

3.3	Why is the Scheme being proposed?

In August 2016, in conjunction with the release of its half-year financial results for the year ended 30 June 2016, BLY announced that it had engaged Houlihan Lokey to evaluate its capital structure options in order to ensure long term sustainability and BLY's ability to participate in the recovery of the mining market.

The Group's capital structure exposes it to a variety of market, operational and liquidity risks. To address these risks, the Group sought to identify options available to it to make its capital structure more sustainable, including by addressing the debt maturities due to occur in October 2018, the Group's high levels of debt relative to current market conditions and the Group's underlying financial performance.

3.4	Objects and purpose of the Scheme

The Scheme forms part of a comprehensive recapitalisation of the Group, comprising the Recapitalisation Transactions. The Recapitalisation Transactions will primarily be implemented by this Scheme and the 7% Creditor Scheme, which are interdependent. The purpose of the Recapitalisation Transactions is to provide the Group with a more sustainable capital structure.

The Recapitalisation Transactions will achieve this by:

(a)	reducing the Group's debt and its interest costs;

(b)	providing additional liquidity to the Group;

(c)	extending the maturity of the Group's debt;

14

(d)	adjusting the rate of interest payable on certain of the Group's debt obligations (described in more detail in Section 5), the manner in which interest is paid and the timing of those payments.

Each of the Recapitalisation Transactions, with the exception of the Share Purchase Plan, are inter-conditional such that if either or both of the BLY Schemes or any one or more Shareholder Resolutions is not approved by the requisite majority of creditors or Shareholders (as applicable) or any other relevant condition is not satisfied, the other Recapitalisation Transactions will not proceed.

In summary, the Recapitalisation Transactions comprise:

(a)	This Scheme

The principal objects and purposes of the Scheme are to reduce the amount of interest payable by the Companies under the Term Loan A and Term Loan B, change the timing and manner in which interest is paid under the Secured Indenture and extend the maturity dates for each of the Term Loan A, Term Loan B and the Secured Indenture to a common future date. The Scheme, if implemented, will effect the following:

(i)	amendments to the terms upon which the remaining Debt shall be owed to the Secured Scheme Creditors by the Companies, including amendments to:

(A)	interest rates and manner in which interest is paid, pursuant to the Secured Indenture;

(B)	financial covenants; and

(C)	maturity dates;

(as set out in Section 6.5);

(ii)	mutual releases in respect of certain Claims by:

(A)	the Secured Scheme Creditors and the Obligors of one another;

(B)	the Secured Scheme Creditors and the past and present directors and officers of the Obligors, who sign a deed poll; and

(C)	the Secured Scheme Creditors of one another,

(as set out in Section 6.6).

The Scheme will have no effect on unsecured trade creditors of the Companies or on the secured or unsecured creditors of the Companies other than the Secured Scheme Creditors.  Except to the extent set out above (and in more detail below) in relation to the directors and officers of the Companies, it will also have no effect on employees of the Companies who, subject to ordinary course changes in employment arrangements, will continue their employment.

(b)	The 7% Creditor Scheme

The 7% Creditor Scheme is proposed to effect the following key Recapitalisation Transactions:

(i)	the 7% Unsecured Note Amendment (Section 5.3);

15

(ii)	a release of the Companies and guarantors from their obligations to pay principal and accrued but unpaid interest (Section 5.3);

(iii)	the issue of Shares and 7% Creditor Scheme Warrants to the 7% Scheme Creditors (Section 5.3);

(iv)	the release of Subordinate Claims;

(v)	mutual releases in respect of certain Claims by:

(A)	the 7% Scheme Creditors and the Obligors of one another;

(B)	the 7% Scheme Creditors and the directors / officers of the Companies who execute Deeds Poll of one another;

(C)	7% Scheme Creditors of one another).

(c)	Other Recapitalisation Transactions

The other Recapitalisation Transactions involve:

(i)	the unwinding of the DDTL (Section 5.4(a));

(ii)	the New ABL Revolver (Section 5.4(a));

(iii)	the CPS Conversion (Section 5.4(b));

(iv)	the Subscription Deed and the Subsequent Term Loan Amendments (Section 5.4(c));

(v)	the Warrants Issue (Section 5.4(d)); and

(vi)	the Share Purchase Plan (Section 5.4(e)).

Section 6 of this Explanatory Statement contains detailed information on the terms of the Scheme. The Scheme itself is set out at Annexure A.

3.5	Support for the Scheme

Secured Creditors with over 75% of the Debt have signed the Restructuring Support Agreement and agreed to support the Scheme.

Further details regarding the Restructuring Support Agreement are set out in Section 4.3 of this Explanatory Statement and a summary of its terms appears in Annexure I.

3.6	Debt

As at 1 April 2017 the Companies owe the following to Secured Creditors under the Finance Documents:

(a)	(Term Loan A) Principal in the amount of US$85,000,000 and accreted/accrued interest in the amount of US$28,495,174[1] to the TLA Purchasers under the existing terms of the Term Loan A, being a total amount of US$113,495,174.

If the Subsequent Term Loan Amendments become effective, the Term Loan A will be amended such that the amount of accreted/accrued interest owing to the TLB

1 Net of amounts paid by the Companies on behalf of Australian withholding tax. Represents the accreted/accrued interest amounts at the stated 12.0% interest rate, paid in kind, through 1 April 2017.

16

Purchasers as at 1 April 2017, will be calculated by applying an interest rate of 10.00% to the 31 December 2016 balance of US$110,352,1502. This would result in accreted/accruing interest of US$27,886,527, and a total amount of US$112,886,527 being owed by the Companies to the TLA Purchasers.

(b)	(Term Loan B) Principal in the amount of US$105,000,000 and accreted/accrued interest in the amount of US$32,209,356[3] to the TLB Purchasers under the existing terms of the Term Loan B, being a total amount of US$137,209,356.

If the Subsequent Term Loan Amendments become effective, the Term Loan B will be amended such that the amount of accreted/accrued interest owing to the TLB Purchasers as at 1 April 2017, will be calculated by applying an interest rate of 10.00% to the 31 December 2016 balance of US$133,426,8744. This would result in accreted/accruing interest of US$31,476,878, and a total amount of US$136,476,878 being owed by the Companies to the TLB Purchasers.

(c)	(Secured Indenture) A total amount of US$204,750,000, consisting of a principal amount of US$195,000,000 and accrued interest in the amount of US$9,750,000 under the existing terms of the Secured Indenture.

If the Scheme is implemented, the Secured Indenture will be amended such that the amount of accrued interest owing to the Secured Noteholders as at 1 April 2017 will be calculated by applying an interest rate of 12.00% to the 31 December 2016 balance of US$199,875,000. This would result in total accrued interest of US$10,871,250, and a total amount of US$205,871,250 being owed by the Companies to the Noteholders.

3.7	Transaction Costs

The Costs associated with the Scheme, including legal and adviser Costs of the Companies and certain of the Secured Creditors, fees payable under the Finance Documents, fees payable in respect of the proposed amendments to the Term Loan A, Term Loan B and Secured Indenture contemplated by the Scheme and the Scheme Administrators' Costs are estimated to be between US$30,000,000 and US$35,000,000 (inclusive of GST). Some of these Costs have already been paid by the Companies.

3.8	Secured Creditors and amounts owed to them

A list which provides the names of all known Secured Creditors as at March/April 2017 and the debts owed to those Secured Creditors is set out in Annexure H to this Explanatory Statement.

3.9	Secured Creditors should obtain advice

The Companies are not in a position to make an assessment of the prospects of success of any individual Secured Creditor's Claims or the quantum of recovery which may be available to individual Secured Creditors if the Scheme does not proceed. These are matters for each Secured Creditor to consider.

2 Net of amounts paid by the Companies on behalf of Australian withholding tax.

3 Net of amounts paid by the Companies on behalf of Australian withholding tax. Represents the accreted/accrued interest amounts at the stated 12.0% interest rate, paid in kind, through 1 April 2017.

4 Net of amounts paid by the Companies on behalf of Australian withholding tax.

17

As the legal, financial and taxation consequences of the Scheme may be different for each Secured Creditor. Noteholders should seek professional legal, financial and taxation advice in relation to the Scheme.

3.10	Overview of creditor rights pre and post Recapitalisation Transactions

	Rights pre Recapitalisation Transactions			Rights post Recapitalisation Transactions
	Term Loan A	Term Loan B	Secured Indenture	Term Loan A	Term Loan B	Secured Indenture

Part 1 – Secured Creditor Scheme

Maturity date[5]	4 January 2021	4 January 2021[6]	1 October 2018	31 December 2022	31 December 2022	31 December 2022

Change of control trigger	Yes	Yes	Yes	Waived for Recapitalisation Transactions but otherwise retained, and definition made less restrictive to conform to definition in 10% Notes	Waived for Recapitalisation Transactions but otherwise retained, and definition made less restrictive to conform to definition in 10% Notes	Waived for Recapitalisation Transactions but otherwise retained

Call schedule	Call date January 2021 and early repayment make whole compensation	Call date January 2021 and early repayment make whole compensation	Call date October 2018 and early repayment make whole compensation	Can be repaid early from 1 January 2019 without any make whole payment	Can be repaid early from 1 January 2019 without any make whole payment	No change

5 Under the Recapitalisation Transactions, the 4 January 2017 DDTL amendments are reversed such that the maturity dates for TLA and TLB are extended from 22 October 2020 and 1 October 2018, respectively.

6 Prior to the 4 January 2017 DDTL amendment, the maturity date for the TLB was 1 October 2018, coinciding with the maturity date for the 10% Notes.

18

	Rights pre Recapitalisation Transactions			Rights post Recapitalisation Transactions
	Term Loan A	Term Loan B	Secured Indenture	Term Loan A	Term Loan B	Secured Indenture

Secured / unsecured claim	Principal is secured but accruing interest is secured to the extent permitted under the debt cap.	Principal is secured but accruing interest is secured to the extent permitted under the debt cap.	Principal and interest are secured	Accrued and accruing unsecured interest is given priority over unsecured note holders	Accrued and accruing unsecured interest is given priority over unsecured note holders	No change

Interest rate and manner of payment	12% payment in kind (PIK) or 10% cash pay at BLY Issuer's option	12% PIK or 10% cash pay at BLY Issuer's option	10% cash pay	10% PIK until December 2018, then 8% PIK	10% PIK until December 2018, then 8% PIK	12% PIK at BLY Issuer’s option until December 2018, then 10% cash pay

Interest payment dates	March, June, September and December	March, June, September and December	April and October each year	No change	No change	June and December each year

Security	Second priority in respect of working capital assets and non-working capital assets[7]	Third priority in respect of working capital assets and first priority in respect of non-working capital assets[8]	Third priority in respect of working capital assets and first priority in respect of non-working capital assets	No change	No change	No change

IP Subsidiary Guarantee	Guarantee by BLY IP Inc.	Guarantee by BLY IP Inc.		No change	No change	Subordinated unsecured guarantee by BLY IP Inc.

7 PIK and make whole are unsecured to the extent exceeding the debt cap.

8 PIK and make whole are unsecured to the extent exceeding the debt cap.

19

	Rights pre Recapitalisation Transactions			Rights post Recapitalisation Transactions
	Term Loan A	Term Loan B	Secured Indenture	Term Loan A	Term Loan B	Secured Indenture

Part 2 – Subscription Deed

Issue of shares to CBP and its affiliates	Affiliates of CBP currently hold approximately 48.9% of all ordinary shares and 100% of preference shares in BLY			In exchange for reduction of the interest rate from 12% to 10% to 8%[9] under TLA and TLB, CBP will be issued with further ordinary shares, such that it and its affiliates hold 56% of ordinary shares in BLY. Its preference shares will be converted to ordinary shares

Part 3 – Director Nomination Agreements

Directors	4 CBP nominees on the board		No nomination rights	Once only right to nominate 5 CBP nominees to the board		Once only right to nominate 1 Ares, 1 Ascribe and 1 Joint nominee to the board

9 As per interest rate and manner of payment in Part 1 of this table

20

4.	background to the scheme

4.1	Financial arrangements with the Secured Scheme Creditors

The Companies' financial arrangements with the Secured Scheme Creditors proposed to be affected by the Scheme, include:

(a)	Term Loan A;

(b)	Term Loan B; and

(c)	the Secured Indenture.

In August 2016, in conjunction with the release of its half-year financial results for the year ended 30 June 2016, BLY announced that it had engaged Houlihan Lokey to evaluate capital structure options (the Capital Structure Review) in order to ensure long term sustainability and BLY's ability to participate in the recovery of the mining market.

On 5 January 2017, BLY announced that it had entered into a US$20,000,000 credit facility with CBP (a TLA Purchaser, TLB Purchaser and Secured Creditor under the Secured Indenture). This facility was established to provide additional financial resources to support ongoing restructuring discussions with the Companies' lenders as well as to provide additional working capital in the first quarter of 2017, when the Group’s working capital needs are typically at their seasonal peak due to the start-up of drilling projects globally.

The material terms of the DDTL facility are, as follows:

(a)	(commitment) a commitment of US$20,000,000 in aggregate principal amount;

(b)	(collateral) the DDTL is secured by US$50,000,000 of collateral in the form of certain of BLY’s drilling rigs in the United States, Canada and Australia and the intellectual property held by BLY IP Inc.;

(c)	(maturity date) if not revoked earlier by BLY, the facility maturity date is 31 December 2020;

(d)	(interest rate) the rate of interest payable in kind is 12% per annum or 10% payable in cash at BLY’s option, in each case payable quarterly in arrears; and

(e)	(other terms and conditions) the DDTL includes other customary terms and conditions, including customary covenants and events of default that are substantially the same as those in Term Loan A and Term Loan B.

In conjunction with the execution of the DDTL, the Companies and CBP also modified certain terms of the Term Loan A and Term Loan B as follows. If the Recapitalisation Transactions are implemented, the amendments to the Term Loan A and the Term Loan B described below will be reversed.

(a)	(maturity dates) were amended from 1 October 2020 and 1 October 2018, respectively, to 4 January 2021;

(b)	(interest rates) were amended from 12% per annum payable in kind to either 12% payable in kind or 10% payable in cash at BLY's option;

(c)	(make-whole obligations) the period for the make-whole obligations under Term Loan A and Term Loan B was extended to 4 January 2021; and

21

(d)	(tangible assets) BLY agreed to at all times maintain at least 90% of all its US, Canada and Australia tangible assets, including the collateral for the DDTL, as collateral supporting Term Loan A and Term Loan B.

On 6 April 2017, following announcement of the Recapitalisation Transactions, S&P Global (S&P) undertook a further review of BLY's credit ratings and took the following actions:

(a)	the corporate credit rating was lowered to “CC”;

(b)	the rating outlook lowered to “Credit Watch Negative”;

(c)	the ratings on 10% Notes and notes issued under the Unsecured Indenture lowered to “CCC-” and “C”, respectively; and

(d)	the recovery ratings on 10% Notes and notes issued under the Unsecured Indenture remain unchanged at “2” and “5”, respectively.

Given the proximity to the Companies' most recent capital raising in 2015, current equity capital market fluctuations and prevailing market conditions, the Directors do not consider that a further capital raising exercise at this stage will raise enough funds to address the Companies' current requirements.

4.2	Alternatives considered

The Companies consider that the Recapitalisation Transactions, which include the Scheme, will achieve the primary objectives of the Capital Structure Review, namely creating a more sustainable capital structure and increasing financial flexibility to allow the Companies to better manage through a difficult operating environment.

The Companies are not considering, nor are they aware of any superior alternate proposals for either obtaining the necessary financing or reducing the existing debt and/or cash interest requirements of the Companies. During the course of preliminary negotiations, the Companies explored a range of potential options. The Companies' existing debt quantum and terms, as well as the respective rights of their existing creditors with respect to the Companies' assets, ultimately precluded additional loan options other than those already disclosed. The Companies consider that the only currently executable alternative to the Scheme is insolvency filings, which would provide a significantly inferior outcome for the Secured Creditors, Shareholders of BLY and the Companies' other creditors and stakeholders.

4.3	Restructuring Support Agreement

On 2 April 2017, the Companies, the Obligors and certain of the Secured Creditors (who hold, in aggregate, more than 75% of the Debt) entered into the Restructuring Support Agreement, which requires each of those parties to support, facilitate, implement and consummate the restructuring contemplated by the Restructuring Support Agreement.

The terms of the Restructuring Support Agreement are summarised in the table extracted from an ASX announcement released by BLY on 3 April 2017 entitled "Boart Longyear Reaches Recapitalisation Agreement with Key Stakeholders to Reduce Debt, Extend Maturities and Improve Liquidity", at Annexure I.

4.4	Exclusivity and break fee provisions

BLY is required to comply with certain exclusivity obligations under the Restructuring Support Agreement, for the duration of an exclusivity period (commencing at the time of the execution of the RSA by all parties to it, and ending on the earlier of the completion of

22

the Recapitalisation Transactions, the termination of the RSA, or 31 December 2017), including:

(a)	No shop restriction – BLY must not solicit, invite, encourage or initiate any enquiries, proposals, negotiations or discussions (or communicate any intention to do any of these things) with a view to obtaining any expression of interest, offer or proposal from any other person in relation to a Competing Proposal or potential Competing Proposal;

(b)	No talk restriction – Subject to a fiduciary carve-out (summarised below), BLY must not:

(i)	enter into, continue or participate in any negotiations or discussions with any person regarding a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal;

(ii)	provide any non-public information regarding BLY's businesses or operations to a person for the purposes of enabling or assisting that person to make a Competing Proposal; or

(iii)	accept, enter into or offer to accept or enter into any agreement, arrangement or understanding in relation to an offer or proposal from any other person in relation to a Competing Proposal.

(c)	Notification – BLY must notify the creditors who are parties to the RSA (the Supporting Creditors) if it is approached about a potential Competing Proposal, or provides or proposes to provide any material non-public information to a third party to enable that party to make a Competing Proposal.

The fiduciary carve-out allows the BLY Board to consider certain Competing Proposals received after entering into the Restructuring Support Agreement and before Shareholders approve the Recapitalisation Transactions at the Shareholder Meeting, if:

(i)	such action is in response to a bona fide Competing Proposal that was not solicited or encouraged in contravention of the "no shop" or "no talk" restriction;

(ii)	the BLY Board, acting in good faith, determines that the Competing Proposal is a Superior Proposal or that such action which the BLY Board proposes to take may reasonably be expected to lead to a Competing Proposal that is a Superior Proposal; and

(iii)	the BLY Board, acting in good faith, determines after receiving written legal advice from BLY's external legal advisors (and, if appropriate, BLY's financial advisors) that failing to take such action in response to such Competing Proposal would reasonably be expected to constitute a breach of the BLY Board's fiduciary or statutory duties under applicable law.

(d)	Matching right

The Restructuring Support Agreement requires that, if BLY determines that a Competing Proposal is a Superior Proposal, BLY will provide the Supporting Creditors with details of the Competing Proposal that is a Superior Proposal.

The Supporting Creditors will have the right until the expiration of five Business Days of receiving the information to make one or more offers to BLY in writing to

23

amend the terms of the Restructuring Support Agreement or propose any other transaction (a Counterproposal).

If the Supporting Creditors make a Counterproposal, then the BLY Board must review the Counterproposal in good faith to determine whether it is more favourable to BLY than the Superior Proposal.

If the BLY Board determines that the Counterproposal is more favourable to BLY, Shareholders and unsecured creditors of BLY than the Superior Proposal, and is capable of being implemented in a reasonable time, then:

(i)	if the Supporting Creditors contemplate an amendment to the Restructuring Support Agreement, the parties will enter into an amending deed reflecting the Counterproposal;

(ii)	if the Counterproposal contemplates any other transaction, BLY will make an announcement recommending the Counterproposal, in the absence of a Superior Proposal and, if required, subject to the conclusions of an independent expert, and the parties will pursue implementation of the Counterproposal in good faith with their best endeavours; and

(iii)	BLY will effect a change of recommendation of the BLY Board in relation to the transaction and will not authorise or enter into any letter of intention, memorandum of understanding, recapitalisation agreement or other agreement, arrangement or understanding relating to (or consummate) such former Superior Proposal.

The requirements of paragraph (ii), above, will not preclude the BLY Board from receiving and considering any further Competing Proposal (including from the same person which provided the former Superior Proposal). Any further Competing Proposal will require the BLY Board to comply with the requirements in paragraph (iii), above.

Any modification of any Superior Proposal will constitute a new Superior Proposal and require the BLY Board to again comply with paragraph (ii), above.

(e)	Reimbursement of advisory expenses and break fee

A break fee totalling AUD$1,000,000 (exclusive of GST) is payable by BLY to Supporting Creditors if:

(i)	during the exclusivity period, a Superior Proposal is publicly announced by a third party and that third party or an associate acquires a relevant interest in 20% or more of BLY's shares within 6 months of such an announcement;

(ii)	prior to the date the Recapitalisation Transactions are completed, any director of BLY (other than Conor Tochilin or Jeffrey Long, who will recuse themselves with respect to any vote regarding the Recapitalisation Transactions):

(A)	withdraws or adversely modifies his/her recommendation in favour of the transaction or recommends a Superior Proposal;

(B)	does not recommend that the Shareholders approve the Shareholder Resolutions in the Notice of Meeting; or

(C)	makes a public statement with the effect that the Shareholder Resolutions are no longer recommended,

24

other than as a result of KPMG Financial Advisory Services (Australia) Pty Ltd (being the independent expert engaged to prepare an independent expert's report indicating whether, in its view the Recapitalisation Transactions are fair and reasonable to Shareholders other than the Supporting Creditors) determining that the Recapitalisation Resolutions are "not fair" and "not reasonable" for Shareholders who are not the Supporting Creditors; or

(iii)	the Supporting Creditors terminate the Restructuring Support Agreement if (amongst other reasons) BLY materially breaches the Restructuring Support Agreement.

In addition, BLY has also agreed to pay in cash and in full, in accordance with their respective engagement letters, all invoiced fees and out of pocket expenses incurred by the Supporting Creditors (and their respective counsel and financial advisers).

25

5.	the recapitalisation transactions

5.1	Second-Out ABL

At the same time as they announced that they had entered into the Restructuring Support Agreement, the Companies announced on 3 April 2017 that they had entered into an additional US$15,000,000 facility with lenders affiliated with CBP, Ares and Ascribe (Second-Out ABL Facility). The Second-Out ABL Facility has been established to provide short-term financial support to the Companies until the Recapitalisation Transactions can be completed. It was fully drawn-down by the Companies on 20 April 2017.

If the Recapitalisation Transactions are implemented, the Second-Out ABL, together with the DDTL, will be repaid in full through the New ABL Revolver (described in Section 5.4(a) below) and the rig transfers and amendments to the Term Loan A and Term Loan B associated with the DDTL will be reversed.

5.2	The Scheme

(a)	Initial Term Loan Amendments

Term Loan A and Term Loan B were entered into by the Companies as part of the CBP led recapitalisation in 2015 and most recently amended on 4 January 2017 and 2 April 2017 in conjunction with the Companies entering into the DDTL (as described in Section 4) and the Second-Out ABL. If the Recapitalisation Transactions are implemented, these amendments to the Term Loan A and Term Loan B will be unwound and replaced by the Term Loan Amendments.

The amendment to the call schedule allows the Companies to repay the Term Loan A and Term Loan B after December 2018 without having to repay the make whole amount. The amended covenants will allow the Companies to obtain the New ABL Revolver, re-domicile BLY and the BLY Issuer and consummate other transactions contemplated by the Scheme.

The Initial Term Loan Amendments involve:

(ii)	(maturity) an extension of the maturity date to 31 December 2022;

(iii)	(Change of control) waiver of rights arising from any Change of Control Event arising as a result of the implementation of the Scheme and the consummation of the transactions contemplated thereby;

(iv)	(call schedule) non-call protection prior to December 2018, callable at par thereafter without penalty;

(v)	(covenants) amendments to the covenants to be generally consistent with the Secured Indenture and will enable the New ABL Revolver to share the collateral package for Term Loan A;

(vi)	(secured debt cap) a secured debt cap of not less than $420 million plus additional amounts to permit (a) accrued interest and principal amounts in respect of the debt owing under the Secured Indenture, (b) the incurrence of an additional $40 million of New ABL Revolver capacity and (c) a potential additional $40 million of additional secured debt capacity; and

(vii)	(IP subsidiary) BLY IP Inc., an intellectual property subsidiary which guarantees the Term Loan A and Term Loan B, providing a subordinated unsecured guarantee in respect of the debt issued under the Secured Indenture.

26

(b)	Amendments to the Secured Indenture

The amendments to the Secured Indenture involve:

(i)	(interest rate) the current interest rate of 10% per annum, payable in cash, being payable at BLY's option either at an increased rate of 12% payable in kind or at a rate of 10% in cash up to and including the December 2018 interest payment date, then payable in cash at 10% thereafter - if the Scheme is implemented, the interest rate of 12.00% will apply retroactively to the balance outstanding in respect of the Secured Indenture at 31 December 2016;

(ii)	(maturity) an extension of the maturity date to 31 December 2022;

(iii)	(Change of Control) waiver of rights arising from any Change of Control Event arising as a result of the implementation of the Scheme and the consummation of the transactions contemplated thereby;

(iv)	(covenants) covenants improved such that no significant restricted payment baskets or permitted investment baskets exist which would allow any collateral to exit the system;

(v)	(secured debt cap) a secured debt cap of not less than US$420 million plus additional amounts to permit (a) accrued interest and principal amounts in respect of the debt owing under the Secured Indenture, (b) the incurrence of an additional $40 million of New ABL Revolver capacity and (c) a potential additional $40 million of additional secured debt capacity;

(vi)	(new guarantee) BLY IP Inc., an intellectual property subsidiary which guarantees the Term Loan A and Term Loan B, providing a subordinated unsecured guarantee; and

(vii)	(interest payment dates) amended to 30 June and 31 December annually from 1 April and 1 October.

5.3	7% Creditor Scheme

The 7% Creditor Scheme involves:

(a)	the release of an amount of approximately US$205,940,000 comprised of principal plus accrued/accreted interest (as at 1 April 2017) owed to the 7% Noteholders pursuant to the Unsecured Indenture;

(b)	the issue of 42% of the ordinary equity of BLY post the implementation of the Recapitalisation Transactions before the issue of the Scheme Warrants and the Warrants Issue; and

(c)	the remaining US$88,000,000 of principal debt owed to the 7% Noteholders pursuant to the Unsecured Indenture (plus accrued / accreted interest to the date on which the 7% Creditor Scheme is implemented, calculated by applying an interest rate of 1.5% to the US$88,000,000 principal amount from 1 January 2017 to the date on which the 7% Creditor Scheme is implemented) being reinstated with an interest rate of 1.5% payable in kind (the Subordinated Notes).

The other terms of the Subordinated Notes are summarised below:

Maturity	31 December 2022

27

Ranking	Subordinated to unsecured interest accrued on the Term Loan A and Term Loan B

Secured debt cap	A secured debt cap of not less than US$420 million plus additional amounts to permit (a) accrued interest and principal amounts in respect of the debt owing under the Secured Indenture, (b) the incurrence of an additional $40 million of the New ABL Revolver capacity and (c) a potential additional US$40 million of additional secured debt capacity

Covenants	Consistent terms with existing Unsecured Indenture

In addition to receiving ordinary equity of BLY, 7% Noteholders will also receive the 7% Creditor Scheme Warrants (being 1,303,200,947 A Warrants and 668,308,178 B Scheme Warrants, equivalent to approximately 74% of the Companies' Warrants on issue immediately following the Implementation Date under both BLY Schemes) and certain of the Noteholders will also be entitled to certain director nomination rights (as set out in Section 5.6), if the Recapitalisation Transactions are implemented.

The terms and conditions of the 7% Creditor Scheme Warrants, including the relevant Exercise Prices, are set out in the explanatory statement to the 7% Creditor Scheme.

Ares has notified the Companies that 25% of the A Warrants (or up to 139,879,578 A Warrants) which it is entitled to be issued under the 7% Creditor Scheme are to be issued to Ascribe.

5.4	Other Recapitalisation Transactions

The other Recapitalisation Transactions will only be implemented if and when the BLY Schemes become effective.

(a)	New ABL Revolver

The BLY Group will secure a new revolving ABL facility from a third party lender in the aggregate principal amount of US$75,000,000, subject to this amount being reduced dollar for dollar by the amount raised by BLY pursuant to the Share Purchase Plan (defined in Section 5.4(e) below) (New ABL Revolver). CBP, Ares and Ascribe have agreed to backstop the New ABL Revolver based on their relative percentage shareholding in BLY post implementation of the Recapitalisation Transactions (excluding any existing Shares held by Ascribe and excluding the Warrants) only if third party financing is not available on acceptable terms.

The New ABL Revolver will be used to replace the Existing ABL Revolver and repay the Second-Out ABL and DDTL if and when the BLY Schemes become effective. In accordance with the RSA, asset transfers associated with the DDTL will be reversed and the amendments to the Term Loan A and Term Loan B in connection with the DDTL will also be unwound. The New ABL Revolver will be backstopped by CBP, Ares and Ascribe based on their relative percentage shareholding in BLY post implementation of the Recapitalisation Transactions (excluding any existing Shares held by Ascribe and excluding the Warrants) only if third party financing is not available on acceptable terms.

The collateral under the New ABL Revolver will be the collateral package securing the Existing ABL Revolver plus any collateral or guarantees that secure or guarantee the Term Loan A that do not currently secure or guarantee the Existing ABL Revolver.

28

(b)	CPS Conversion

Under the Recapitalisation Transactions it is proposed that all the Convertible Preference Shares held by CBP be converted into Shares (the CPS Conversion). The CPS Conversion will be implemented after the issuance of Shares under the 7% Creditor Scheme as summarised below:

Step 1	Pursuant to the terms of the 7% Creditor Scheme, Shares will be issued to the 7% Noteholders.

Step 2	The CPS Conversion will occur.

Step 3	Pursuant to the terms of the Subscription Deed, Shares will be issued to CBP as consideration for the Subsequent Term Loan Amendments.

(c)	Subscription Deed and Subsequent Term Loan Amendments

The TLA Purchasers and TLB Purchasers have entered or will enter into the Subscription Deed with BLY and the Subsequent Term Loan Amendments with the Companies and the Obligors. These agreements involve:

(i)	(Subsequent Term Loan Amendments) the Term Loan A and the Term Loan B will be further amended such that the current interest rate of 12% per annum is reduced to 10% payable in kind until December 2018, then to 8% payable in kind thereafter – if the Subsequent Term Loan Amendments become effective, the interest rate of 10.00% will apply retroactively to the balance outstanding in respect of the Term Loan A and the Term Loan B at 31 December 2016 – the Subsequent Term Loan Amendments will only become effective if the Subscription Deed is executed, the BLY Schemes become effective and the Secured Creditor Scheme is implemented;

(ii)	(Subscription Deed) in exchange for the reduction of the interest rates pursuant to the Subsequent Term Loan Amendments, BLY will issue to the TLA Purchasers and the TLB Purchasers 52.4% of the ordinary equity in BLY post implementation of the Recapitalisation Transactions such that CBP will hold a total of 56% of Shares immediately following completion of the Subscription Deed – the Subscription Deed will only become effective if the BLY Schemes become effective and Shares will only be issued pursuant to it following the issue of Shares pursuant to the 7% Creditor Scheme and the occurrence of CPS Conversion.

(d)	Warrants Issue

Under the terms of the Restructuring Support Agreement, BLY will, subject to Shareholder approval, issue Existing Shareholder Warrants to existing Shareholders (other than the CBP Registered Holders) as at as at the Record Date (the Warrants Issue).

The Warrants Issue will be made by BLY pursuant to a prospectus which BLY proposes to lodge with ASIC (the Prospectus).

The terms of the Existing Shareholder Warrants will be set out in further detail in the Prospectus and are summarised below:

29

Entitlement

Each Existing Shareholder Warrant confers on its holder the right to subscribe for one Share, subject to any adjustment (set out below).

An Existing Shareholder Warrant will not confer any rights to dividends or to participate in any new issues of Shares without exercising the Existing Shareholder Warrant.

Shares allotted and issued on the exercise of an Existing Shareholder Warrant upon allotment will rank pari passu in all respects (including as to dividends the entitlement to which is determined after allotment) with the then-issued Shares and are subject to the Constitution.

Exercise Price

The "Exercise Price" for the Existing Shareholder Warrants is the Australian dollar equivalent of the US dollar amount calculated in accordance with the following formula:

EP = TEV – ND

N

Where:

EP is the Exercise Price (which is in US dollars)

TEV is $1 billion

ND is net debt of the Group on the Implementation Date

N is the number of Shares on the Implementation Date after the issue of Scheme Shares under this Scheme and the Subscription Deed

The Exercise Price is expected to be in the range of A$0.021 – A$0.024 per Existing Shareholder Warrant[10], subject to final debt and cash figures on the Implementation Date.

The Exercise Price of the Existing Shareholder Warrants will be calculated in Australian dollars based on the prevailing exchange rate on the Implementation Date. The Exercise Price is payable in cash.

Method of Exercise

Each Existing Shareholder Warrant may be exercised at any time in the period after its issue to 5.00pm Sydney time on the date which is the 7th anniversary of the date of its issue (Exercise Period).

Each Existing Shareholder Warrant may be exercised during the Exercise Period by delivering a duly completed exercise notice to BLY.

Adjustments

The terms of the Existing Shareholder Warrants will be adjusted in certain circumstances, including the following:

•       (pro-rata issues) the Exercise Price will be reduced in accordance with Listing Rule 6.22.2 in respect of pro rata issues (other than bonus issues);

•       (bonus issues) the number of Shares over which Existing Shareholder Warrants will be exercisable will be increased

10 Based on an exchange rate of 1.333 as of 19 April 2017 and assumes cash at the Implementation Date of between $25-$50 million.

30

by the number of Shares the holder would have received if the Existing Shareholder Warrant had been exercised before the record date of the bonus issue;

•       (reorganisation of capital) the rights of the holder of the Existing Shareholder Warrant (and the Exercise Price) will be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital;

•       (dividend) if during the Exercise Period BLY ceases to be admitted to the official list of ASX or is no longer prohibited from effectuating the adjustments, the number of Shares over which Existing Shareholder Warrants will be exercisable will be increased and the Exercise Price will be decreased for the payment of a dividend or other distribution;

•       (change in capital) on a change in capital, the rights of the holder of the Existing Shareholder Warrant will be changed to reflect what the holder would have received if the Existing Shareholder Warrant had been exercised prior to the record date for that change in capital.

Change of control

On a change of control transaction (which includes a sale of all or substantially all of the assets of BLY but excludes a public stock merger), BLY will cancel the Existing Shareholder Warrants and pay the holder the warrant value (determined in accordance with a Black-Scholes model) in cash.

Where the change of control transaction is a public stock merger, BLY shall procure that the acquirer or successor entity shall assume the obligations of BLY and the warrant will become exercisable into the public stock except where the market capitalisation is less than $500 million where the Existing Shareholder Warrant will be cancelled and the holder will be paid the warrant value in cash unless it elects for the Existing Shareholder Warrant to remain on foot and become exercisable over the public stock.

Transfer	BLY will seek quotation of the Existing Shareholder Warrants on ASX. For so long as the Existing Shareholder Warrants are quoted on ASX, they will be freely tradeable on ASX.

A total of up to 685,444,285 Existing Shareholder Warrants will be issued pursuant to the Warrants Issue.

(e)	Share Purchase Plan

In addition, BLY proposes to offer Shareholders the opportunity to participate in a share purchase plan (the Share Purchase Plan or SPP).

Under the SPP, eligible Shareholders holding Shares as at the Record Date or the trading day prior to announcement of the Recapitalisation Transactions, will be entitled to apply for up to A$5,000 worth of Shares at a price of A$0.02 per Share, to raise up to a maximum amount of A$9 million. The amount raised by BLY under the SPP will reduce the amount by which CBP, Ares and Ascribe backstop the New ABL Revolver (as set out in Section 5.4(a)).

31

5.5	Capital Structure following Recapitalisation Transactions

Shares held following Recapitalisation Transactions

Immediately following the Recapitalisation Transactions, the Shares will be held as follows:

Entity	Equity post- Recapitalisation Transactions (approximate %)*	Equity post- Recapitalisation Transactions (figures in millions of shares)(approximate number)
CBP	56.0%	13,866
Other existing Shareholders****	2.0%	485
Ascribe**	19.2%	4,746
Ares	18.0%	4,465
Other 7% Noteholders***	4.8%	1,199
Total	100%	24,761

* Reflects shareholding percentages prior to dilution from warrants

** Includes Shares associated with Ascribe's pre-restructuring Share ownership

*** Assumes that no other 7% Noteholders are existing Shareholders

**** Excludes Ascribe’s pre-restructuring Shares

Warrants held following Recapitalisation Transactions

Immediately following the Recapitalisation Transactions, the Warrants on issue in BLY will be the 7% Creditor Scheme Warrants issued to the persons nominated to BLY by the 7% Scheme Creditors as at the time of issue, as well as the Existing Shareholder Warrants issued under the Warrants Issue to existing Shareholders (other than the CBP Registered Holders).

Entity	7% Creditor Scheme Warrants (figures in millions of shares)(approximate number)	Existing Shareholder Warrants (figures in millions of shares)(approximate number)
CBP	-	-
Other existing Shareholders	-	671
Ascribe*	898	15
Ares	846	-
Other 7% Noteholders	227	-
Total	1,972	685

32

Ares has notified the Companies that 25% of the A Warrants (or up to 139,879,578 A Warrants) which it is entitled to be issued under the 7% Creditor Scheme are to be issued to Ascribe.

* Includes warrants associated with Ascribe's pre-restructuring Share ownership

5.6	Governance Matters

In light of the significant equity interests being acquired by CBP, Ares and Ascribe under the Recapitalisation Transactions, the Companies have agreed to grant each certain once-only director appointment rights pursuant to the Director Nomination Agreements.

Under the Director Nomination Agreements:

(a)	Ares will be entitled to nominate one person to stand for election to the board of BLY (BLY Board);

(b)	Ascribe will be entitled to nominate one person to stand for election to the BLY Board;

(c)	Ares and Ascribe will be entitled to jointly nominate one person to stand for election to the BLY Board; and

(d)	CBP are entitled to nominate five persons to stand for election to the BLY Board, one of whom will serve as Chairman (and this would supersede and replace CBP's existing director appointment rights under the implementation agreement dated on or around 23 October 2014 entered into by the Companies among others, in relation to the CBP led recapitalisation in 2015).

5.7	Re-domiciliation

BLY has agreed under the Restructuring Support Agreement to take all requisite steps to re-domicile its business to the United States (state of Delaware), the United Kingdom or Canada (or such other jurisdiction as to which CBP, Ares and Ascribe agree) as soon as possible after implementation of the Recapitalisation Transactions and in any case on or before 15 April 2018 (the Re-domiciliation), unless the Companies, CBP, Ares and Ascribe jointly determine in their reasonable discretion that the Re-domiciliation would not be in the best interests of BLY.

In connection with the Re-domiciliation, BLY must procure that the corporate successor to BLY (the Successor) agree to include in its organisational documents, in each case to the maximum extent permissible by applicable law:

(a)	that a vote by holders of 50% in amount of the then issued and outstanding common stock or shares of the Successor will be required to amend the organisational documents of such Successor, provided that a vote by holders of 75% in amount of the then issued and outstanding common stock or shares of such Successor will be required to amend such organisational documents if such amendment would adversely and disproportionally affect the rights, obligations or liabilities of any particular shareholder under such organisational documents relative to all shareholders generally;

33

(b)	that, until 31 December 2018, a vote by holders of 75% in amount of the then issued and outstanding common stock or shares of such Successor will be required to approve any merger or amalgamation with, acquisition of, scheme of arrangement or other similar transaction effectuating a business combination involving the Successor, or the sale in one transaction or a series of related transactions involving all or substantially all of such Successor’s assets, in each case, whether or not the Successor continues or survives following such transaction, if the purchase price in such merger, amalgamation, acquisition, business combination or sale implies a TEV of less than US $750,000,000; provided that in the event such vote is sought and not obtained, then the Secured Debt Cap will be increased by up to US$40,000,000, solely for the purpose of, and solely to the extent of, the incurrence of additional secured debt by the Group to provide additional liquidity and the initial signatories to the RSA shall be entitled to participate as lenders of any such additional secured debt in the same proportions as in the New ABL Revolver;

(c)	that holders of more than 5% (tested on an aggregate basis across affiliate holdings) of the then issued and outstanding common stock or shares of such Successor will be entitled to pre-emptive rights to participate pro rata in any issuance of share capital that is senior or preferred with respect to the common stock or shares of such Successor;

(d)	not to change the number of such Successor’s directors so long as the Director Nomination Agreements are in effect;

(e)	not to permit a redemption or repurchase of the common stock or shares of such Successor on a non-pro rata basis; and

(f)	not to enter into a transaction with an affiliate of such Successor or CBP, unless (a) such transaction is entered into on an arms’ length basis, (b) all material terms and conditions of such transaction (including the facts relating to such affiliate’s interest in such transaction) are disclosed to such Successor’s board of directors prior to authorising and/or entering into such transaction, and (c) such transaction is approved by a majority of the members of such Successor’s board of directors that are disinterested with respect to such transaction.

34

6.	the Scheme explained

6.1	Overview of the outcome of the Scheme

As outlined above, the principal objects and purposes of the Scheme are to change the timing and manner in which interest is paid under the Secured Indenture, extend the maturity dates for each of the Term Loan A, Term Loan B and the Secured Indenture, amend the covenants under the Term Loan A and Term Loan B to make them consistent with those under the Secured Indenture and provide an additional guarantee in respect of the BLY Issuer's obligations under the Secured Indenture.

6.2	Steps prior to the Scheme becoming effective

The implementation of the Scheme is subject to the prior satisfaction of various conditions precedent. The conditions precedent include those listed in clause 3 of the Scheme (see Annexure A).

A summary of the conditions precedent to the Scheme being implemented is set out below:

(a)	Foreign Investment Approval

In the case of each 7% Scheme Creditor and each Secured Creditor who notified the Treasurer of the Commonwealth of Australia in accordance with FATA (Prescribed Creditor) that it proposes to acquire Shares and 7% Creditor Scheme Warrants under the 7% Creditor Scheme or Shares under the Subscription Deed (the Action) and paid any applicable fee, one of the following occurs at or before 8.00 am on the Second Court Date,:

(i)	the day that is 10 days after the end of the decision period mentioned in section 77 of FATA passes without an order prohibiting the Action having been made under section 67 or 68;

(ii)	if an interim order is made under section 68 of FATA, the end of the period specified in the order passes without an order prohibiting the Action under section 67 having been made; or

(i)	the Prescribed Creditor receives a no objection notice (within the meaning of FATA) in respect of the Action that notice being unconditional other than the Standard Tax Conditions or such other conditions which are acceptable to the Prescribed Creditor acting reasonably.

(b)	Shareholder approval

The due passing of the Shareholder Resolutions at the Shareholder Meeting.

(c)	ASX approval

ASX provides written approval of the terms of the 7% Creditor Scheme Warrants to be issued pursuant to the 7% Creditor Scheme or otherwise waives the requirement.

(d)	ASX waiver

ASX provides a waiver of ASX Listing Rule 10.1 in respect of the amendments to the Term Loan A and Term Loan B to be implemented by this Scheme.

(e)	Secured Creditor approval

The Scheme is agreed to by the Requisite Majority of Secured Creditors.

35

(f)	Director Nomination Agreements

Each of the Director Nomination Agreements have been executed by the parties to them.

(g)	Deeds Poll and Undertakings

As at 8.00 am on the Second Court Date, the Scheme Administrator Deed Poll, the Obligors Deed Poll and the Undertakings continue in full force and effect and each of those Deeds Poll and the Undertaking still benefits the beneficiaries named in it.

(h)	Independent expert

As at 8.00am on the Second Court Date, the independent expert appointed by BLY, has not concluded that the Transaction Resolutions are "not fair" and "not reasonable".

(i)	New ABL Revolver

As at 8.00 am on the Second Court Date, the New ABL Revolver has been duly executed and delivered by all parties to it and all conditions precedent to the New ABL Revolver have been satisfied (other than conditions precedent relating to the Scheme and the 7% Creditor Scheme becoming effective pursuant to section 411(10) of the Corporations Act, the Subsequent Term Loan Amendments becoming effective and the Final Chapter 15 Order being entered).

(j)	Amendments

As at 8.00 am on the Second Court Date, all conditions precedent to the Amendment Documents have been satisfied (other than the execution of those documents and the conditions precedent relating to the Scheme and the 7% Creditor Scheme becoming effective pursuant to section 411(10) of the Corporations Act).

(k)	Subscription Deed

As at 8.00 am on the Second Court Date, the Subscription Deed has been duly executed and delivered by all parties to it, remains in full force and effect, and all conditions precedent to the Subscription Deed have been satisfied (other than conditions precedent relating to this Scheme becoming effective and the 7% Creditor Scheme becoming effective pursuant to section 411(10) of the Corporations Act).

(l)	Subsequent Term Loan Amendments

As at 8.00 am on the Second Court Date, the Subsequent Term Loan Amendments have been duly executed and delivered by all parties to them, and all conditions precedent to the Subsequent Term Loan Amendments have been satisfied (other than the conditions precedent relating to the Scheme becoming effective pursuant to section 411(10) of the Corporations Act, this Scheme being implemented and the 7% Creditor Scheme becoming effective pursuant to section 411(10) of the Corporations Act).

36

(m)	Regulatory Approvals

As at 8.00 am on the Second Court Date, any approvals or consents, which are not otherwise described in clause 3.1 in the BLY Schemes but which are required by law or by any Government Agency to have been obtained in order to implement this Scheme or the Secured Creditor Scheme, have been obtained on an unconditional basis and remain in full force and effect.

(n)	Warranties

As at 8.00 am on the Second Court Date, the Warranties are true and correct in all material respects.

(o)	Restructuring Support Agreement

The Restructuring Support Agreement has not been terminated in accordance with its terms.

(p)	Court approval

The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under section 411(6) of the Corporations Act (which alterations do not change the substance of the Scheme, including the Steps, in any material respect, or impose unduly onerous obligations on the parties, acting reasonably).

(q)	Other conditions

Any other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme (which conditions do not change the substance of the Scheme, including the Steps, in any material respect, or impose unduly onerous obligations on the parties, acting reasonably) have been satisfied.

Section 411(6) of the Corporations Act allows the Court to approve the Scheme with various alterations and variations.

(r)	7% Creditor Scheme

The 7% Creditor Scheme becomes effective pursuant to section 411(10) of the Corporations Act

(s)	Effective

The Second Court Orders coming into effect.

Section 411(10) provides that the Court order approving the Scheme does not have any effect until an official copy of the order is lodged with ASIC, and upon being so lodged, the order takes effect, or is taken to have taken effect, on and from the date of lodgement or such earlier date as the Court determines and specifies in order to approve the Scheme.

6.3	Standstill

During the period on and from the Effective Date up to the completion of Step 3 (Amendment Documents) under the Scheme (the Standstill Period), no Secured Scheme Creditor, the Trustee or the Agent may, except for the purpose of enforcing the terms of the Scheme, or any Deed Poll or as otherwise expressly provided by the Scheme, dispose of, transfer or exercise certain of its rights under the Finance Documents. The terms of the standstill are in clause 8.1 of the Scheme. Its purpose is to ensure that the Scheme can be implemented in an orderly manner, in accordance with its terms.

37

If the Scheme is not implemented by the Sunset Date, being 31 December 2017, the Scheme will automatically terminate and the standstill shall cease to apply in relation to any Secured Scheme Creditor.

6.4	Steps to implement the Scheme

The Scheme provides for the restructuring of the Debt owed by the Companies to the Secured Creditors to take place in the sequence set out below. These Steps are set out in full in clause 7.5 of the Scheme. This document only summarises key parts of the Steps and does not include every part of each Step. Secured Creditors should review the complete Steps in the Scheme carefully.

If in the opinion of the Scheme Administrators, as a result of an event failing to occur, or take effect, it is not possible to put the Scheme into effect, the Secured Scheme Creditors, the Obligors, those directors and officers who have executed deeds poll, the Agent and the Trustee are to place each other in the positions they would have been in had any Steps already taken not been so taken.

Date	Source document	Step
Effective Date (the date all of the conditions precedent in Section 6.2 are satisfied)	Scheme	Scheme Administrators execute the Secured Scheme Creditor Deed Poll as attorney for the Secured Scheme Creditors.

Secured Scheme Creditors give the Trustee and Agent:

•              all instructions and consents it requires in relation to the execution of the Amendment Documents;

•              directions to do all things required to be done by it to give effect to the Scheme.

Scheme Administrators notify the Trustee and Agent of the giving of these instructions.

Trustee and Agent execute the Trustee Deed Poll and Agent Deed Poll and consent to the Scheme and undertake to perform actions attributed to them under the Scheme.
Trustee and Agent (on behalf of themselves and the Secured Scheme Creditors) and the Obligors execute the Amendment Documents and deliver them to the Scheme Administrator to be held in escrow.
Scheme Administrators notify the Companies of: • the Effective Date; and • the Implementation Date.

38

Date	Source document	Step
Agent and Trustee provide to Scheme Administrator details for each Secured Scheme Creditor.

Implementation Date (5 Business Days after the Effective Date or as extended by the Scheme Administrator)	7% Creditor Scheme	BLY issues Shares to the 7% Scheme Creditors (approximately 42% of the ordinary equity of BLY post implementation of the Recapitalisation Transactions, before the issue of the 7% Creditor Scheme Warrants).

	Restructuring Support Agreement	The Convertible Preference Shares are converted.
	Subscription Deed	Shares are issued to the TLA Purchasers and TLB Purchasers
	7% Creditor Scheme	BLY issues the 7% Creditor Scheme Warrants to the 7% Scheme Creditors (or their nominees).
Scheme

•              Companies and Secured Scheme Creditors release one another from any claims arising out of failure to comply with Finance Documents in accordance with Scheme.

•              Secured Scheme Creditors, on one hand, and directors / officers who have signed Released Obligor Individual Deeds Poll, on the other, release one another from Claims in accordance with Scheme.

Scheme Administrator releases the Amendment Documents from escrow.
	Subsequent Term Loan Amendments	The Subsequent Term Loan Amendments become effective.
	7% Creditor Scheme	BLY is released from obligations to pay an amount in respect of a Subordinate Claim in excess of the proceeds of applicable insurance actually recovered, net of any expenses incurred by BLY.

39

6.5	Proposed terms of the Amendment Documents

Amended Term Loan A

A copy of the Amended Term Loan A to be implemented by the Scheme is at Schedule 4 to the Scheme.

In summary, if the Scheme is implemented, the Amended Term Loan A will have the following effect:

(a)	(maturity) the maturity date of the Term Loan A will be extended to 31 December 2022;

(b)	(interest claims) future and existing interest claims will be senior to the Unsecured Indenture;

(c)	(call schedule) TLA Purchasers will have non-call protection prior to December 2018 (subject to a make-whole provision determined in a manner consistent with the current terms of the Term Loan A). Securities issued under the Term Loan A will be callable at par thereafter;

(d)	(secured debt cap) the existing permitted secured debt cap will be increased to an amount equal to US$420 million plus further amounts to permit accrued interest and principal amounts in respect of the 10% Senior Secured Notes, the incurrence of an additional $40 million of New ABL Revolver capacity and a potential additional US$40,000,000 of additional secured debt capacity;

(e)	(covenants) the existing Term Loan A covenant package will be amended so as to make it generally consistent with the Secured Indenture covenant package.

Amended Term Loan B

A copy of the Amended Term Loan B to be implemented by the Scheme is at Schedule 5 to the Scheme.

In summary, if the Scheme is implemented, the Amended Term Loan B will have the following effect:

(a)	(maturity) the maturity date will be extended to 31 December 2022;

(b)	(interest claims) future and existing unsecured interest claims will be senior to the Unsecured Indenture;

(c)	(call schedule) TLB Purchasers will have non-call protection prior to December 2018 (subject to a make-whole provision determined in a manner consistent with the current terms of the Term Loan B). Securities issued under the Term Loan B will be callable at par thereafter;

(d)	(secured debt cap) the existing permitted secured debt cap will be increased to an amount equal to US$420 million plus further amounts to permit accrued interest and principal amounts in respect of the 10% Senior Secured Notes, the incurrence of an additional $40 million of New ABL Revolver capacity and a potential additional US$40 million of additional secured debt ABL capacity;

(e)	(covenants) the existing Term Loan B covenant package will be amended so as to make it generally consistent with the Secured Indenture covenant package.

40

First Supplemental Indenture

A copy of the First Supplemental Indenture to be implemented by the Scheme is at Schedule 3 to the Scheme.

In summary, if the Scheme is implemented, the First Supplemental Indenture will have the following effect:

(a)	(maturity) the maturity date of the Secured Indenture will be extended to 31 December 2022;

(b)	(interest payment dates) interest will be payable semi-annually on 30 June and 31 December each year;

(c)	(interest rate) coupon payments falling due at any time up to and including 31 December 2018 will be, at the option of BLY, either:

(i)	be capitalised and accrete at a rate of 12% per annum; or

(ii)	be paid in cash at a rate of 10% per annum; and

all coupon payments after 31 December 2018 will be payable in cash at a rate of 10% per annum;

(d)	(covenants) covenants will be improved in order to ensure that no significant restricted payment baskets or permitted investment baskets exist which would allow any collateral exit and amended such that the domicile of BLY and the BLY Issuer is not limited to Australia or the United States;

(e)	(secured debt cap) the existing permitted secured debt cap will be increased to an amount equal to US$420 million plus further amounts to permit accrued interest and principal amounts in respect of the 10% Senior Secured Notes, the incurrence of an additional $40 million of New ABL Revolver capacity and a potential additional US$40 million of additional secured debt capacity;

(f)	(new guarantee) BLY IP Inc. will provide a subordinated unsecured guarantee in favour of the Secured Creditors in respect of the BLY Issuer's obligations under the Secured Indenture.

6.6	Other terms of the Scheme

If the Scheme is implemented, in addition to the amendments described above:

(a)	the Secured Scheme Creditors and the Obligors will release one another from any Claims which arose out of a failure to comply with the terms of the Finance Documents prior to the Implementation Date;

(b)	the Secured Scheme Creditors and the past and present directors / officers of BLY who have executed a deed poll will release one another from all Claims relating to any fact, matter, circumstance or event that arose or occurred in respect of, or in connection with, any Obligor between 27 September 2013 and the Implementation Date (although the Companies are not aware of any potential Claims that may be available against any of those people);

(c)	the Secured Scheme Creditors release each other person that is a Secured Scheme Creditor from all Claims relating to any fact, matter, circumstance or event that arose or occurred as a result of any person's failure to comply with any Finance Document between 27 September 2013 and the Implementation Date; and

41

(d)	the Secured Scheme Creditors will waive any rights which arose out of or in connection with a Change of Control Event.

6.7	Outcome for the Companies

(a)	If the BLY Schemes are implemented, the outcomes for the Companies are:

(i)	under this Scheme the terms on which the remaining debt is owed to the Secured Scheme Creditors under the Finance Documents will be amended (as set out in Section 6.5); and

(ii)	under the 7% Creditor Scheme:

(A)	the principal debt plus accrued interest owed by the Companies to the 7% Scheme Creditors will be reduced from US$293,940,000 as at 1 April 2017 to US$88,000,000, plus accrued but unpaid interest to be calculated by applying an interest rate of 1.50% to the principal amount of US$88,000,000 for the period from 1 January 2017 to the Implementation Date;

(B)	the terms on which the remaining debt is owed to the 7% Scheme Creditors under the Unsecured Indenture will be amended (as set out in Section 5.3);

(C)	BLY will issue Shares and 7% Creditor Scheme Warrants to the 7% Scheme Creditors on implementation of Step 3 (New Share issue) and Step 4 (New Warrant issue) of the 7% Creditor Scheme; and

(D)	the rights of Subordinate Claim Holders to bring Subordinate Claims against BLY will be limited to any amount actually recovered by BLY under any Applicable Insurance Policy applicable to that Subordinate Claim, less expenses incurred in connection with that Subordinate Claim.

(b)	In accordance with the terms of the Restructuring Support Agreement the Companies will perform the following steps:

(i)	the BLY Issuer will enter into the New ABL Revolver;

(ii)	the BLY Issuer will use the funds made available pursuant to the New ABL Revolver to repay:

(A)	the DDTL;

(B)	the Existing ABL Revolver; and

(C)	the Second Out ABL;

(iii)	the collateral arrangements and the amendments to the Term Loan A and the Term Loan B associated with the DDTL will be unwound;

(iv)	existing Shareholders will be diluted and will hold (excluding CBP Registered Holders) in aggregate 2% of the reorganised equity (subject to warrant dilution);

(v)	the Convertible Preference Shares held by CBP will be converted into Shares, after the Shares are issued pursuant to the 7% Creditor Scheme and before

42

the Shares are issued to the TLA Purchasers and the TLB Purchasers pursuant to the Subscription Deed;

(vi)	BLY will issue Existing Shareholder Warrants to existing Shareholders (excluding CBP);

(iii)	pursuant to the Subscription Deed BLY will issue shares to the TLA Purchasers and the TLB Purchasers, such that they hold 56% of all Shares on issue post completion of the Recapitalisation Transactions;

(vii)	the Subsequent Term Loan Amendments will take effect, such that the interest rate payable to the TLA Purchasers pursuant to the Term Loan A and the interest rate payable to the TLB Purchasers pursuant to the Term Loan B is reduced to 10% payable in kind up until December 2018 and then to 8% payable in kind after that time;

(viii)	each of CBP, Ares and Ascribe will enter into separate director nomination agreements with BLY, pursuant to which:

(A)	Ares will be entitled to nominate the Ares Nominee Director to stand for election to the BLY Board;

(B)	Ascribe will be entitled to nominate the Ascribe Nominee Director to stand for election to the BLY Board;

(C)	Ares and Ascribe will be entitled to jointly nominate the Ares / Ascribe Joint Nominee Director to stand for election to the BLY Board; and

(D)	CBP will be entitled to nominate the CBP Nominee Directors to stand for election to the BLY Board;

(ix)	BLY will procure that the appointments of the candidates nominated by Ares, Ascribe and CBP to stand for election to the BLY Board are voted on by Shareholders at the Shareholder Meeting;

(x)	BLY will apply for confirmation from ASX that BLY continues to have a structure and operations suitable for listing post implementation of the Scheme; and

(xi)	the Companies will apply to the U.S. Bankruptcy Court for an order recognising the Court’s approval of the Scheme and the 7% Creditor Scheme.

6.8	Outcome for the Obligors

Following implementation of the Scheme, the obligations of the Obligors under the Finance Documents will continue and, except to the extent amended, varied or released under the Scheme, will retain all of their rights, powers and obligations under the Finance Documents.

6.9	Who will be bound by the Scheme?

If the Scheme becomes effective, it will bind each Secured Scheme Creditor and the Companies. By operation of the Deeds Poll, provided that they are executed, it will bind the Scheme Administrators, the Obligors, the Agent, the Trustee and any person who is or was a director or officer of any Obligor between 27 September 2013 and the Implementation Date and who has signed a Released Obligor Individual Deed Poll.

If you are a Secured Creditor and you do not vote at the Scheme Meeting, or you vote against the Scheme, you will be bound by the Scheme, provided that the Scheme is agreed

43

to by the Requisite Majority and is approved by the Court, and you remain a Secured Creditor as at the Effective Date.

6.10	Execution risks

The execution risks that could prevent the Scheme being implemented include:

(a)	the Shareholder Resolutions are not passed by the Shareholders at the Shareholder Meeting;

(b)	the Requisite Majority do not agree to the Scheme;

(c)	the Requisite Majority do not agree to the 7% Creditor Scheme;

(d)	the Court does not approve the Scheme or it approves the Scheme with alterations or conditions that change the substance of the Scheme, including the Steps, in a material way;

(e)	a person objecting to the Scheme appeals against the Court's orders approving the Scheme (and potentially seeks a stay of those orders pending resolution of that appeal) or applies for injunctive relief and the Court orders the stay or grants an injunction without requiring the person to give the usual undertaking as to damages;

(f)	the conditions precedent to the Scheme are not satisfied including, but not limited to, the 7% Creditor Scheme not becoming effective pursuant to section 411(10) of the Corporations Act; or

(g)	the Restructuring Support Agreement is terminated in accordance with its terms.

It is also fundamental to the operation of the Scheme that:

(a)	the Agent performs its obligations in connection with the Scheme. The Agent has undertaken to sign and provide a deed poll on the Effective Date under which it agrees to be bound by the Scheme;

(b)	the Trustee performs its obligations in connection with the Scheme. The Trustee has undertaken to sign and provide a deed poll on the Effective Date under which it agrees to be bound by the Scheme;

(c)	the Scheme Administrators perform their obligations in connection with the Scheme; and

(d)	the Secured Scheme Creditors perform their obligations in connection with the Scheme. Under the Scheme, each Secured Scheme Creditor will irrevocably direct the Scheme Administrators to execute and deliver, as its attorney and agent, a Secured Scheme Creditor Deed Poll under which it agrees to complete certain actions.

6.11	Modification of the Scheme

(a)	Modifications by the Secured Creditors

It is possible that a Secured Creditor may propose a modification to the terms of the Scheme at the Scheme Meeting (prior to passing of the Resolution to agree the Scheme) or apply to the Court for a modification of the terms of the Scheme.

Although it is permissible for a Secured Creditor to propose a modification and for a Scheme Meeting to consider a resolution to approve the modification proposed,

44

Secured Creditors should be aware that the consequences of modifying the terms of the Scheme include:

(i)	if the modification is materially adverse to the Companies or any particular Secured Scheme Creditor or class of them, it may give rise to a basis, which may not otherwise exist, for the Court to refuse to approve the modified Scheme. In such circumstances, the Scheme will not become effective (in either the modified or original form);

(ii)	the Companies may not consent to the modified Scheme and therefore the Companies may not be prepared to seek the Court's approval of the modified Scheme; and

(iii)	depending on the nature and extent of the modifications and their impact upon the overall Scheme, the modifications could effectively invalidate any previously obtained consents and, if so, then the consequences may be that further consents would need to be obtained.

(b)	Modifications by the Court

Under section 411(6) of the Corporations Act, the Court may approve the proposed Scheme at the Second Court Hearing subject to alterations or conditions as it thinks just.

The conditions precedent to the Scheme (outlined in Section 6.2 above) include that the Scheme will only come into effect if, among other things, the Court's alterations or conditions (if any) to the Scheme do not change the substance of the Scheme, including the Steps, in any material way.

6.12	The Scheme Administrators

If the Scheme is agreed to by the Secured Creditors and approved by the Court, the Scheme Administrators will be appointed in accordance with the terms of the Scheme Administrators Deed Poll. Scott Kershaw and Jenny Nettleton of KordaMentha have agreed to act as Scheme Administrators.

Under the terms of the Scheme Administrators Deed Poll, each Scheme Administrator:

(a)	consents to the Scheme;

(b)	agrees to be bound by the Scheme as if they were a party to the Scheme; and

(c)	undertakes:

(i)	to accept all appointments, authorisations and directions, to perform all obligations and undertake all actions attributed to him or her under the Scheme;

(ii)	to do all things necessary and execute all further documents necessary to give full effect to the Scheme and all transactions contemplated by it; and

(iii)	not to act inconsistently with any provision of the Scheme.

The Scheme Administrators' liability in the performance or exercise of their powers, obligations and duties under the Scheme is limited in accordance with the Scheme.

The remuneration of the Scheme Administrators, their partners and staff will be calculated on a time basis at the hourly rates set out in Annexure E to this Explanatory Statement.

45

The Scheme Administrators' Costs of administering the Scheme are estimated to be up to AU$200,000.

6.13	Challenging the Scheme Administrators generally

A Secured Scheme Creditor who is aggrieved by any act, omission or decision of the Scheme Administrators may appeal to the Court under section 1321 of the Corporations Act. The Court may confirm, reverse or modify the act or decision, or remedy the omission, as the case may be, and make such orders and directions as the Court thinks fit.

46

7.	The KORDAMENTHA Report

7.1	Scope of the KordaMentha Report

Ashurst, on behalf of the Companies, has engaged KordaMentha to prepare a report addressing the following matters:

(a)	the solvency of the Group following the implementation of the BLY Schemes. Ashurst requested that solvency be determined:

(i)	following completion of the Scheme; and

(ii)	with reference to section 95A of the Corporations Act;

(b)	the value of the assets of the Group generally relative to the debts owing under the Finance Documents;

(c)	the expected dividend that would be respectively available to the Secured Scheme Creditors, 7% Scheme Creditors, and Subordinate Claim Holders if the BLY Schemes are not implemented and the Companies were to be wound up within 6 months of the hearing of the application for an order under section 411(1) and (1A) of the Act;

(d)	the expected dividend that would be respectively paid to the Secured Scheme Creditors, 7% Scheme Creditors, and Subordinate Claim Holders if the BLY Schemes are put into effect as proposed;

In relation to (d) Ashurst instructed KordaMentha that:

(i)	the requirement to calculate the expected dividend that would be paid to 7% Scheme Creditors and Secured Scheme Creditors if the Scheme were to be put into effect as proposed is drawn from S 8201(b) in Part 2 of Schedule 8 of the Corporations Regulations;

(ii)	if, in response to paragraph 7.1(a) above, KordaMentha concluded that the Companies would be solvent following the implementation of the BLY Schemes, the Companies would not be wound up following the implementation of the BLY Schemes and based on the terms of the BLY Schemes, despite the calculation required by the Corporations Regulations, no dividend would actually be paid to the Secured Scheme Creditors and 7% Scheme Creditors. In these circumstances, the instruction in paragraph 7.1(d) above still requires KordaMentha to calculate the dividend that would be paid to Secured Scheme Creditors and 7% Scheme Creditors if the BLY Schemes were implemented, which dividend must be calculated as if a winding up follows the implementation of the BLY Schemes even though it would not do so in KordaMentha's opinion; and

(iii)	if KordaMentha concludes in response to paragraph 7.1(a) above that the Companies would be solvent following the implementation of the BLY Schemes, in order to reduce the risk that a reader of their report might be confused by the use of the term "expected dividend" in circumstances where the Companies are not being wound up, Ashurst requested that where KordaMentha addresses the calculation described in paragraph 7.1(d) above in their report they refer to implied value of the interests of the Secured Scheme Creditors and the 7% Scheme Creditors (Implied Value) instead of "expected dividend".

(e)	the likely outcome for the Group if the BLY Schemes are not implemented:

47

(i)	having regard to the Companies' existing financial position, and projections; and

(ii)	for the purposes of considering this matter only, assuming that there is no standstill in place in respect of the interest payments due to the 7% Scheme Creditors and the Secured Scheme Creditors on 1 April 2017.

Secured Scheme Creditors should consider the entire KordaMentha Report, which is at Annexure B, before deciding how to vote.

7.2	Expected dividends / Implied Value to creditors

Subject to the assumptions made in the KordaMentha Report, KordaMentha is of the opinion that:

(a)	If the BLY Schemes are not implemented and the Companies are wound up within six months of the First Court Date, then the expected dividends which would be paid to the Secured Scheme Creditors, 7% Scheme Creditors and holders of Subordinate Claims would be as follows.

Scheme Creditors	Return (cents in $)

TLA Purchasers	32.6

TLB Purchasers	35.4

Noteholders	22.1

Holders under the Unsecured Indenture	Nil

Subordinate Claims	Nil

KordaMentha notes that if the Group was to be placed into an insolvency process, there are two primary ways in which the assets of the Group could be realised for the Secured Scheme Creditors and 7% Scheme Creditors:

(i)	in an orderly and coordinated way, with the appointment of external controllers made only to a limited number of key entities in the Group, leaving much of the Group's operations outside of the formal insolvency process; or

(ii)	in an uncontrolled manner, whereby most if not all Group entities fall into insolvency proceedings in their respective jurisdictions.

For the purposes of determining the expected dividend to Secured Scheme Creditors and 7% Scheme Creditors if the Companies are wound up, KordaMentha has assumed a controlled insolvency process could be achieved, by way of a limited insolvency.

KordaMentha notes that an uncontrolled insolvency process would result in lower realisations and hence a lower expected dividend to Secured Scheme Creditors than in a controlled insolvency scenario.

(b)	If the BLY Schemes are put into effect as proposed, the Implied Value of the interests of the Secured Scheme Creditors, 7% Scheme Creditors and holders of Subordinate Claims after implementation of the BLY Schemes would be as follows.

48

Scheme Creditors	Implied Value (cents in $)

TLA Purchasers	47.2

TLB Purchasers	64.3

Noteholders	61.0

Holders under the Unsecured Indenture	Nil

Subordinate Claims	Nil

7.3	KordaMentha's conclusions on asset value and solvency

(a)	Subject to the assumptions made in the KordaMentha Report, KordaMentha is of the opinion that the Group will be solvent after implementation of the BLY Schemes.

(b)	In respect to its opinion set out in (a) above, KordaMentha notes that:

(i)	as at the date of the KordaMentha Report, the Group has not paid accrued interest of approximately $19,700,000 owing pursuant to the Secured Indenture and the Unsecured Indenture, which was due on 1 April 2017 (the Coupon Payment);

(ii)	it is proposed under the terms of the BLY Schemes that the Coupon Payment be deferred in the case of the Secured Indenture portion and equitized in the case of the Unsecured Indenture portion;

(iii)	the Group has obtained agreement to their non-payment of the Coupon Payment from a majority of the Noteholders in relation to the Secured Indenture and a majority of the 7% Noteholders in relation to the Unsecured Indenture as a term of the Restructuring Support Agreement;

(iv)	the Group has advised that it is entitled to withhold payment of the Coupon Payment pending the determination of the BLY Schemes; and

(v)	if the payment of interest is required in relation to some of the secured notes under the Secured Indenture or some of the unsecured notes under the Unsecured Indenture, KordaMentha's solvency opinion expressed above at (a) is withdrawn.

(c)	Subject to the assumptions made in the KordaMentha Report, KordaMentha is of the opinion that the enterprise value of the Group is $266,600,000, which is less than the Group's secured indebtedness.

7.4	Conclusions as to most likely outcome if Scheme not implemented

Subject to the assumptions made in the KordaMentha Report, KordaMentha is of the opinion that, if the BLY Schemes are not implemented, the Group would likely be placed into external administration.

7.5	KPMG Report and valuation methodology

BLY has engaged KPMG Financial Advisory Services (Australia) Pty Ltd (of which KPMG Corporate Finance is a division) to prepare an independent expert's report indicating

49

whether, in KPMG Corporate Finance's view the Recapitalisation transaction is fair and reasonable to non-associated shareholders of BLY (the KPMG Report).

The KPMG Report includes an enterprise value of the Group which differs from the enterprise value of the Group included in the KordaMentha Report.

KPMG's enterprise valuation of $550.0 to $650.0 million adopts a through-the-cycle approach by looking at the historical 3 year ($21.1m), 5 year ($98.5m) and 7 year ($153.0m) average adjusted EBITDA and statutory EBITDA ending December 2016 and the 3 year ($24.0m), 5 year ($42.1m) and 7 year ($127.0m) average adjusted EBITDA and statutory EBITDA ending December 2017. Based on this analysis, KPMG selected a maintainable EBITDA range of $100.0 million to $130.0 million. An EBITDA multiple of 5.5 to 5.0 times EBITDA was then applied to derive an enterprise value for the Group utilising through-the-cycle multiples observed for comparable companies.

KordaMentha's enterprise valuation of $246.5 to $286.6 million is based on the Group’s current and near term forecast earnings. In determining this value, KordaMentha adopted the FY17 budgeted earnings (adjusted for restructuring costs) ($40.1 million) as being representative of the maintainable earnings of the business. An EBITDA multiple of 6.0 to 7.0 times EBITDA was then applied to derive an enterprise value for the Group.

While KordaMentha and KPMG have both adopted a capitalisation of earnings approach, the differences in enterprise value result from the different basis of earnings and capitalisation rates applied by each.

If creditors would like to view the KPMG report, it is expected to be disclosed to ASX in due course and will be available at http://www.boartlongyear.com/company/investors/announcements/.

50

8.	Reasons SECURED CREDITORS may Consider Voting for the Scheme

The reasons why the Secured Creditors may consider voting in favour of the Scheme include:

(a)	Avoidance of uncertainties associated with insolvency

The Scheme will provide a means by which the debt owed to the Secured Creditors under the Finance Documents will be restructured without the appointment of a voluntary administrator, liquidator or receiver and manager to the Companies or the Obligors.

The Scheme will minimise disruption to the business and the diminution of value that could occur as a consequence of such appointments. Any appointment of an administrator, liquidator or receiver and manager may result in certain counterparties being entitled to terminate contracts with the Companies. This would be detrimental to the ongoing businesses of the Companies, particularly with respect to the Companies' relationships with its key customers, and would affect the value that could be realised out of a sale of the assets of the Companies and the Group.

Given the global nature of the Companies, an insolvency proceeding in Australia could lead to a number of similar protections being sought in a number of other countries worldwide.

(b)	Avoidance of insolvency expenses

The legal, administrative and funding costs associated with the administration, liquidation or receivership and management of the Companies would be avoided if the Scheme is approved and implemented. KordaMentha have estimated that the costs of an insolvency process involving the Companies and other Obligors would be approximately AU$30 million (consisting of realisation costs in relation to insolvency professionals, legal counsel, valuation firms, investment banks and other professional costs).

(c)	Transaction certainty

Effecting a restructuring by way of the Scheme will provide greater transaction certainty for the Secured Creditors and the Companies (which will continue to operate the business) than could be achieved without the Scheme in circumstances in which the Secured Creditors do not unanimously consent to the proposed restructuring.

In the event that the Court makes orders approving the Scheme and those orders are lodged with ASIC (and subject to satisfaction of the conditions precedent), the steps that give effect to the restructure will have the force of law.

(d)	Ability for Companies to continue to trade and raise additional funds

If the Scheme is implemented, subject to market conditions, the potential for the Companies to continue to trade and operate their businesses will be improved by a lower debt burden and enhanced liquidity through (i) a reduced cash interest burden and (ii) the New ABL Revolver.

The decrease in overall debt (and corresponding effect on the Companies' balance sheets) may enable the Companies to explore further fund raising opportunities in the future for the purpose of business growth and expansion (subject to the terms of the Finance Documents).

51

Further, Secured Creditors may consider that a formal insolvency process is likely to be destructive to the realisable value of the Companies' business and assets, which may further diminish the recoverable value of the Debt owed to them.

(e)	Limit on Subordinate Claims

This Scheme and the 7% Creditor Scheme are interdependent. If the 7% Creditor Scheme is implemented, the rights of Subordinate Claim Holders to bring Subordinate Claims against BLY will be limited, reducing its potential exposure to the risks associated with such claims.

These potential advantages must be considered in light of the potential disadvantages of the Scheme, which are discussed in Section 9 below.

Secured Creditors are encouraged to obtain independent legal, financial and taxation advice in relation to their own individual circumstances. Secured Creditors are not obliged to follow the recommendation of the directors of the Companies and may decide to vote against the Scheme.

52

9.	Reasons SECURED CREDITORS may CONSIDER votING against the scheme

The reasons why the Secured Scheme Creditors may consider voting against the Scheme include:

(a)	Insolvency return

Secured Creditors may consider voting against the Scheme if they consider there is potential for a better return to them under a formal solvency process.

If the Scheme is not implemented, it is likely that an insolvency event will occur in relation to the Companies. In that circumstance, some Secured Creditors may consider that there would be a better return to them than the return available under the Scheme.

Secured Creditors should have regard to the opinions in the KordaMentha Report in this regard (summarised in Section 7).

(b)	Release of directors and officers of the Companies and Obligors

The Scheme provides for the Secured Scheme Creditors to release the Obligors and any person who is or was a director or officer of any of the Obligors between 27 September 2013 and the Implementation Date and who signs a Released Obligor Individual Deed Poll from all Claims relating to any fact, matter, circumstance or event that arose or occurred in respect of, or in connection with, any Obligor between 27 September 2013 and the Implementation Date.

Secured Creditors may consider that they have a potential Claim against one or more of these individuals or Obligors, which would result in a recovery in favour of the Secured Scheme Creditors and may, accordingly, wish to vote against the Scheme and pursue that Claim, whether by placing the Companies or the Obligors or any of them into external administration or otherwise (although the Companies are not aware of any potential Claims that may be available against any of those people).

(c)	Benefits obtained by Centerbridge under the Recapitalisation Transactions

Secured Creditors may consider voting against the Scheme if they form the view that the benefits conferred on Centerbridge by the Recapitalisation Transactions are disproportionate to those conferred on other Secured Creditors by those same transactions.

If the Recapitalisation Transactions are implemented, Centerbridge will obtain the following benefits which Secured Creditors may consider significant:

(i)	The percentage of ordinary shares in BLY held by Centerbridge will increase to 56% as a result of a new issue of shares being made in consideration of Centerbridge agreeing to reduce its contractually agreed rate of PIK interest on the TLA from 12% to 10% (until December 2018) and then 8% thereafter. The increase to 56% described above will occur as follows:

(A)	Centerbridge's existing shareholding of 48.9% will be diluted by the issue of shares to 7% Scheme Creditors when the 7% Creditor Scheme is implemented;

53

(B)	Centerbridge will then convert the Convertible Preference Shares it currently holds to ordinary shares, which will result in Centerbridge holding 3.7% of the shares in BLY; and

(C)	further Shares will be issued to Centerbridge under the Subscription Deed such that Centerbridge holds 56% of the ordinary shares in BLY.

(ii)	Centerbridge will be entitled to nominate 5 directors for appointment to the board of BLY. Currently, Centerbridge is entitled to nominate 4 directors for election to the board of BLY pursuant to an appointment agreement concluded as part of a restructuring transaction that took place in 2015.

With the exception of Ares and Ascribe, who will be entitled to nominate one director to be elected to the board of BLY each, along with an additional joint nominee, no other Secured Creditors will receive these benefits.

The comparative effect of the Recapitalisation Transactions on the holders of the TLA, TLB and Secured Indenture is set out in Section 3.10. When considering that table, Secured Creditors should bear in mind that Centerbridge holds 100% of the TLA, the TLB and a portion of the 10% Notes.

Whilst Centerbridge, as the holder of the Term Loan A and the Term Loan B, is required to waive any rights which arise in its favour as a result of a change of control which occurs as a consequence of the implementation of the Recapitalisation Transactions, Secured Creditors may form the view that the concession being made by Centerbridge in this regard is less significant than that made by other Secured Creditors because Centerbridge will be the beneficiary of that change of control as it is the recipient of Shares, as described above.

Secured Creditors may also consider that the concession made by Centerbridge in relation to the extension of maturity dates applicable to the Term Loan A, Term Loan B and Secured Indenture under the Scheme is less significant than that made by other Secured Creditors on the basis that the maturity dates under the Term Loan A and the Term Loan B are currently 4 January 2021, whilst the maturity date under the Secured Indenture is currently 1 October 2018.

These potential disadvantages must be considered in light of the potential advantages of the Scheme, which are discussed in Section 8 above.

Secured Creditors are encouraged to obtain independent legal, financial and taxation advice in relation to their own individual circumstances. Secured Scheme Creditors are not obliged to follow the recommendation of the Companies and may decide to vote against the Scheme.

54

10.	additional information

10.1	Ongoing analysis of business operations

Secured Creditors should be aware that BLY, with the assistance of outside consultants, is currently conducting a detailed jurisdiction-by-jurisdiction analysis of the Group's business operations. The goal is to increase cash generation by exiting operations that are not cash flow positive and are not deemed to be sufficiently strategic for BLY to prioritise fixing. As part of this process, BLY may determine to pursue, and commence, the wind-up or liquidation of operations or entities in Mexico, Zambia, Sierra Leone, Liberia, Thailand, South Africa, Madagascar, Kazakhstan, Cambodia, Peru, Burkina Faso, Colombia,, and the Netherlands. However, it is possible that further analysis may lead to a determination that other operating entities need to be closed as well. Accordingly, BLY makes no representation that the Group will continue to operate in the same number of locations as it does presently.

Secured Creditors should consider consulting their professional advisers before deciding whether to vote in favour of the Scheme.

10.2	Material interests of Directors

The current directors of the Companies are:

(a)	In respect of BLY:

(i)	Bret Clayton

(ii)	William Peter Day

(iii)	Jeffrey Long

(iv)	Gretchen McClain

(v)	Rex John McLennan

(vi)	Jeffrey Robert Olsen

(vii)	Deborah O'Toole

(viii)	Marcus Randolph

(ix)	Conor Tochilin

(b)	In respect of BLY Australia:

(i)	Fabrizio Rasetti

(ii)	Matthew Robert Broomfield

(iii)	Jeffrey Robert Olsen

(iv)	Shannon Emrick

(c)	In respect of the BLY Issuer:

(i)	Matthew Robert Broomfield

(ii)	Jeffrey Robert Olsen

55

(iii)	Fabrizio Rasetti

(d)	In respect of Votraint:

(i)	Fabrizio Rasetti

(ii)	Matthew Robert Broomfield

(iii)	Jeffrey Robert Olsen

(iv)	Shannon Emrick

(together, the Directors).

Except as disclosed below or elsewhere in this Explanatory Statement, as at the date of this Explanatory Statement, no Director of either of the Companies has any interest, whether as a Director, member or creditor of the Companies or otherwise, that is material in relation to the Scheme, and the Scheme has no effect on the interests of any Director of the Companies that is different to the effect on the like interests of other persons.

The current ownership of Shares by each Director is disclosed and regularly updated on BLY’s ASX website. The Directors (other than Jeffrey Olsen (who is the Managing Director) and Conor Tochilin) have received approximately half of their Director fees in Shares for approximately the past two years. All the Directors currently hold Shares in BLY, with the exception of Conor Tochilin (who, as a CBP employee, does not receive Director fees and holds no Shares). The Directors' Shares will be subject to the same dilution and treated as any other individual Shareholder in the proposed restructuring.

The BLY Board has approved special, one-time fees ranging from US$30,000 to US$45,000 for the Directors (excluding Jeffrey Olsen and Conor Tochilin) for the additional work and efforts provided by the Directors to support the restructuring being pursued by the Companies. The special payment will be paid in May 2017. The special fee is not contingent on an outcome for the restructuring, but is based on the effort and exertions of the Directors to this point. Otherwise, the Directors are not entitled to receive any bonus, grant or other specific compensation as a consequence of the conclusion of the Recapitalisation Transactions or any related milestone in the process.

On implementation of the Scheme, and in accordance with the terms of the Director Nomination Agreements, the number of Directors will be nine including the Managing Director. Ares and Ascribe will each be entitled to nominate one director each and one director jointly, and CBP will nominate five CBP Nominee Directors.

If the Scheme is implemented, each Secured Scheme Creditor will release certain people who were Directors or officers of any Obligor (being those Directors or officers who sign a Released Obligor Individual Deed Poll in the form of Schedule 10 to the Scheme) from all Claims relating to events that arose or occurred in respect of, or in connection with, any Obligor between 27 September 2013 and the Implementation Date.

10.3	Material interests of Scheme Administrators

The Scheme Administrators will be entitled to remuneration for their services as explained in Section 6.12. The hourly rates which will apply for the Scheme Administrators' services are set out at Annexure E.

56

10.4	Certified copy of Financial Statements

Certified copies of the financial statements in respect of the Companies to be lodged with ASIC as required by paragraph 8203(b) of Schedule 8 of the Corporations Regulations are set out at Annexure C to this Explanatory Statement.

10.5	Report as to affairs of Companies – ASIC Form 507

The report and information in respect of the Companies required by ASIC Form 507 and paragraph 8203(a) of Schedule 8 of the Corporations Regulations is set out at Annexure D to this Explanatory Statement.

10.6	The Secured Creditors

The relevant details of all known Secured Creditors as required by paragraphs 8201(c), (d), and (e) of Schedule 8 of the Corporations Regulations is set out at Annexure H to this Explanatory Statement.

57

11.	the Scheme Meeting and voting procedures

11.1	Time and place

The Scheme Meeting will be held to consider and, if thought fit, approve the Scheme at:

10.30 am on Tuesday, 30 May 2017

at

Ashurst, Level 11, 5 Martin Place, Sydney NSW 2000, Australia

11.2	Chairperson

It is intended that the Scheme Meeting will be chaired by Marcus Derwin, of FTI Consulting, or such other person as the Court may specify when making its orders under section 411(1) of the Corporations Act.

11.3	Agenda for the Scheme Meeting

The proposed agenda for the Scheme Meeting is as follows:

(a)	the Chairperson will address those present at the Scheme Meeting, providing an explanation of the background to and purpose of the meeting;

(b)	there will be a general presentation in relation to the proposed Scheme and attendees will be given a reasonable opportunity to ask questions in relation to the Scheme;

(c)	the procedure for voting on the Scheme will be explained;

(d)	the resolution to approve the Scheme will be put to the Secured Creditors present in person or by proxy, attorney or corporate representative at the Scheme Meeting for a vote.

11.4	Classes of Secured Scheme Creditors

In making its orders under section 411(1) of the Corporations Act to convene the Scheme Meeting, the Court did not order that the Secured Scheme Creditors be divided into separate classes. As such all Secured Scheme Creditors will vote as one class.

11.5	Eligibility and entitlement to vote

Only Secured Creditors as at the Voting Entitlement Record Date are eligible to vote at the Scheme Meeting.

DTC (and its nominee) is included as a Secured Scheme Creditor to obtain the benefit of certain provisions of this Scheme and for technical reasons.  DTC (through its nominee, Cede & Co) is the registered holder of the 10% Notes. Accordingly, if the Scheme becomes Effective, DTC will be a Secured Scheme Creditor solely in that capacity, as it receives principal and interest on the 10% Notes.

To avoid double counting of interests in the 10% Notes at the Scheme Meeting, the voting procedure will be based on Cede & Co., in its capacity as nominee of DTC, in accordance with its usual procedures, appointing the Registered Participants as its proxies under the Omnibus Proxy in respect of the principal amount of the 10% Notes shown on its records maintained in book-entry form as being held by them as at the Voting Entitlement Record Date.

58

Voting is not compulsory. However, Secured Creditors who do not vote at the Scheme Meeting will be bound by the Scheme, provided that the Scheme is agreed to by the Requisite Majority and approved by the Court.

Voting at the Scheme Meeting will be conducted by poll.

11.6	How to vote at the Scheme Meeting – TLA Purchasers and TLB Purchasers

In each case set out below, TLA Purchasers and TLB Purchasers must complete a Voting Proof of Debt Form (set out in Annexure G to this Explanatory Statement) in accordance with the instructions set out in the Voting Proof of Debt Form and ensure that it is received by the Information Agent by no later than 4.00 pm on 25 May 2017 (New York City Time) in order to establish the amount of the relevant TLA Purchasers or TLB Purchasers' Claim against the Companies under the Finance Documents for voting purposes.

TLA Purchasers and TLB Purchasers should also consider Section 11.8 below in relation to the adjudication of Voting Proof of Debt Forms by the Chairperson.

(a)	Voting in person

A TLA Purchaser or TLB Purchaser who wishes to vote in person on the Scheme should attend the Scheme Meeting.

Where the TLA Purchaser or TLB Purchaser is a corporation, it may appoint a proxy, attorney or corporate representative to attend the meeting on its behalf. Any attorney or corporate representative should bring to the Scheme Meeting evidence of his or her appointment including authority under which the appointment was made.

(b)	Voting by proxy, attorney or corporate representative

If a TLA Purchaser or TLB Purchaser cannot attend the Scheme Meeting and wishes to vote, they may vote by proxy, attorney or, in the case of a corporate TLA Purchaser or TLB Purchaser, by corporate representative.

If a TLA Purchaser or TLB Purchaser appoints a proxy, they will need to complete and lodge a Proxy Form as set out in Annexure F, in accordance with the instructions on the form, so that it is received by the Information Agent by 4.00 pm on 25 May 2017 (New York City Time).

Any attorney or corporate representative should bring to the Scheme Meeting evidence of his or her appointment including authority under which the appointment was made.

11.7	How to vote at the Scheme Meeting - Noteholders

A Noteholder who wishes to vote at the Scheme Meeting must ensure that they lodge a completed Proxy Form (set out in Annexure F to this Explanatory Statement) with their Registered Participant in sufficient time to allow their Registered Participant to (a) complete a Voting Proof of Debt Form (set out in Annexure G to this Explanatory Statement) on behalf of the Noteholder and (b) lodge the Proxy Form and Voting Proof of Debt Form (together, the Voting Forms) with the Information Agent by no later than 4.00 pm on 25 May 2017 (New York City Time) in order to establish the amount of the relevant Noteholder's Claim against the Companies under the Indenture for voting purposes.

59

Noteholders should also consider Section 11.8 below in relation to the adjudication of Voting Proof of Debt Forms by the Chairperson.

(a)	Voting by proxy

If a Noteholder does not wish to attend the Scheme Meeting in person, they can either appoint the Chairperson of the Scheme Meeting or another person as proxy to attend and vote at the Scheme Meeting on behalf of the Noteholder as directed by the Noteholder.

(b)	Voting in person

Any Noteholder who wishes to attend and vote at the Scheme Meeting in person will still need to properly complete, sign and return a Proxy Form (with itself nominated as proxy) to their Registered Participant in sufficient time to enable the Registered Participant to complete and certify the Voting Forms and forward the same to the Information Agent by no later than 4.00 pm on 25 May 2017 (New York City Time).

Where the Noteholder is a corporation, it may appoint a proxy, attorney or corporate representative to attend the Scheme Meeting on its behalf. Any attorney or corporate representative should bring to the Scheme Meeting evidence of his or her appointment including authority under which the appointment was made.

11.8	Adjudication of Voting Proof of Debt Forms

The Chairperson of the Scheme Meeting has power to admit (wholly or in part) or reject a proof of debt or Claim, for the purposes of voting at the Scheme Meeting.

The Chairperson will adjudicate upon the Secured Creditor’s Claim as set out in a Voting Proof of Debt Form based on the information contained in or provided with the Voting Proof of Debt Form, as well the information known to the Chairperson and Information Agent. This may result in the Secured Creditor's Claim being rejected, in whole or in part, or admitted for a higher or lower amount.

Any Secured Creditor who is aggrieved by the Chairperson's decision to admit or reject (in whole or in part) a Voting Proof of Debt Form or Claim for voting purposes may appeal the decision in Court by application to the Court filed within 48 hours of the decision, which application is to be heard at the time and place scheduled for the Second Court Hearing.

The admission of a Secured Creditor's Claim is for voting purposes only and does not constitute an admission of the existence or amount of the Secured Creditor's Claim against the Companies or any other person, and will not bind the Companies or the Secured Creditors concerned for any other purpose.

In the event of voluntary administration or liquidation of the Companies, the voluntary administrator or liquidator may adjudicate upon the Secured Creditor's Claim, if any, on a different basis than that which is used to adjudicate on the Secured Creditor's Claim for the purpose of voting at the Scheme Meeting, and therefore may admit Claims for a higher or lower amount. Secured Creditors are encouraged to obtain their own advice regarding the possible treatment of their Claims in a voluntary administration or liquidation scenario.

11.9	Modification of Scheme at Scheme Meeting

Secured Creditors may propose modifications to the Scheme at the Scheme Meeting. However, Secured Creditors should be aware that there are risks associated with modifying the terms of the Scheme at the Scheme Meeting. For more detail on these risks, refer to Section 6.11 of this Explanatory Statement.

60

11.10	Lodgement of documents and further queries

Complete Voting Proof of Debt Forms and Proxy Forms should be lodged in accordance with the instructions on those forms.

If you have any questions in relation to the Scheme Meetings, including completing and lodging Voting Proof of Debt Forms or Proxy Forms, please contact:

Attention: Boart Longyear Ballot Processing

c/o Prime Clerk LLC
830 Third Avenue

3rd Floor
New York

NY 10022
United States

Email: boartballotprocessing@primeclerk.com

61

12.	Interpretation and Glossary

12.1	Interpretation

The following general interpretation guidelines are included to assist Secured Creditors in understanding this document.

(a)	Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Explanatory Statement. All numbers are rounded unless otherwise indicated.

(b)	A reference to:

(i)	AU$, AUD or cents, is to Australian currency, unless otherwise stated; and

(ii)	USD or US$ is to the currency of the United States of America, unless otherwise stated.

(c)	All references to time are references to the time in Sydney, Australia.

(d)	A reference to:

(i)	a "section" or "paragraph" is to a section or paragraph of this Explanatory Statement;

(ii)	a legislative provision or legislation (including subordinate legislation) is to that provision or legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(iii)	a document (including this document) or agreement, or a provision of a document (including this document) or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iv)	a party to an agreement includes a successor in title, permitted substitute or a permitted assign of that party;

(v)	a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(vi)	anything (including a right, obligation or concept) includes each part of it.

(e)	A singular word includes the plural, and vice versa.

(f)	If a word or phrase is defined, any other grammatical form of that word or phrase has a corresponding meaning.

(g)	A word which suggests one gender includes the other genders.

(h)	If an example is given of anything (including a right, obligation or concept), such as by saying that it includes something else, the example does not limit the scope of that thing.

(i)	A reference to a matter being "to the knowledge" of the Companies means that the matter is to the best of the knowledge and belief of the Directors as at the date of

62

this Explanatory Statement, after making reasonable enquiries in the circumstances.

(j)	A reference to "information" is to information of any kind in any form or medium, whether formal or informal, written or unwritten.

(k)	The word "agreement" includes an undertaking or other binding arrangement or understanding, whether or not in writing.

(l)	The expressions "subsidiary", "holding company" and "related body corporate" have the same meanings as is given to those expressions in the Corporations Act.

12.2	Glossary of terms

Capitalised terms used in this Explanatory Statement have the meanings set out below.

Secured Creditors should be aware that some of the documents in the Annexures to this Explanatory Statement have their own defined terms, which are sometimes different from those in this Glossary.

7% Creditor Scheme means the compromise or arrangement under Part 5.1 of the Corporations Act between the Companies, the noteholders pursuant to the Unsecured Indenture and the Subordinate Claim Holders proposed by the Companies and approved by the Court.

7% Noteholders means each "Holder" or "Securityholder" as those terms are defined in the Unsecured Indenture.

7% Creditor Scheme Warrants means the A Warrants and B Warrants, to be issued by BLY in accordance with Step 4 (New Warrant issue) of the 7% Creditor Scheme.

7% Scheme Creditors means the 7% Noteholders as at the date on which each of the conditions precedent in the 7% Creditor Scheme have been satisfied.

7% Unsecured Note Amendments means the proposed amendments to the Unsecured Indenture, described in Section 5.3(a) and Section 5.3(c) of this Explanatory Statement.

10% Note means the 10% secured notes issued under the Secured Indenture.

A Warrants means the Warrants, with Applicable TEVs of $750 million, to be issued by BLY to the 7% Noteholders pursuant to the 7% Creditor Scheme.

Administrative Agent means:

(a)	Wilmington Trust, National Association in its capacity as administrative agent under the Term Loan A;

(b)	Wilmington Trust, National Association in its capacity as administrative agent under the Term Loan B; and

(c)	any successor administrative agent under the Term Loan A or Term Loan B.

Administrative Requirements means the conditions precedent to each of:

(a)	the First Supplemental Indenture;

(b)	the Amended Term Loan A; and

63

(c)	the Amended Term Loan B.

Admitted Claim means, in respect of a Secured Creditor, the amount for which the Secured Creditor's Claims against the Companies are admitted by the Chairperson for the purpose of voting at the relevant Scheme Meeting.

Affiliate has the meaning given to “affiliate” within the meaning of Rule 405 of the U.S. Securities Act.

Agent means the Administrative Agent or the Collateral Agent or both of them, as the context requires.

Agent Deed Poll means the deed poll substantially in the form set out in Schedule 8 of the Scheme and to be executed by the Agents pursuant to the Scheme.

Amended Term Loan A means the amendment to the Term Loan A substantially in the form set out in Schedule 4 of the Scheme which amendment and restatement will take effect pursuant to the Scheme.

Amended Term Loan B means the amendment to the Term Loan B substantially in the form set out in Schedule 5 of the Scheme which amendment and restatement will take effect pursuant to the Scheme.

Amendment Documents means:

(i)	the First Supplemental Indenture;

(ii)	the Amended Term Loan A; and

(iii)	the Amended Term Loan B.

Ares means Ares Management LLC, on behalf of its affiliated funds and accounts being Ares Corporate Opportunities Fund IV, L.P. and Ares Special Situations Fund III, L.P. and Ares Enhanced Credit Opportunities Fund B, Ltd and Future Fund Board of Guardians and Ares Strategic Investment Partners Ltd and Ares SSF Riopelle, L.P. and SEI Institutional Managed Trust - High Yield Bond Fund and SEI Institutional Investments Trust - High Yield Bond Fund and AVIVA Staff Pension Scheme and Transatlantic Reinsurance Company and ASIP (HoldCo) IV S.À R.L. and Kaiser Foundation Hospitals and SEI Global Master Fund plc - The SEI High Yield Fixed Income Fund and Ares Enhanced Credit Opportunities Fund II, Ltd and Superannuation Funds Management Corporation of South Australia and Kaiser Permanente Group Trust and RSUI Indemnity Company and Goldman Sachs Trust II - Goldman Sachs Multi-Manager Alternatives Fund.

Ares Nominee Director means the person nominated by Ares to be considered by Shareholders for election at the Shareholders Meeting as a director of BLY pursuant to the Director Nomination Agreement whose notice of candidature is received by BLY by the date required by the Constitution.

Ares / Ascribe Joint Nominee Director means the person jointly nominated by Ares and Ascribe II Investments LLC to be considered by Shareholders for election at the Shareholders Meeting as a director of BLY pursuant to the Director Nomination Agreements whose notice of candidature is received by BLY by the date required by the Constitution.

Ascribe means Ascribe II Investments LLC on behalf of itself and its managed funds being Ascribe Opportunities Fund II L.P. and Ascribe Opportunities Fund II(B) L.P.

Ascribe Nominee Director means the person nominated by Ascribe to be considered by Shareholders for election at the Shareholders Meeting as a director of BLY pursuant to the

64

Director Nomination Agreement whose notice of candidature is received by BLY by the date required by the Constitution.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited or the financial market operated by ASX Limited, as the context requires.

ASX Listing Rules means the listing rules of ASX, as waived or modified by ASX in respect of BLY, the Scheme or otherwise.

B Warrants means the Warrants, with Applicable TEVs of $850 million, to be issued by BLY to the 7% Noteholders pursuant to the 7% Creditor Scheme.

BLY means Boart Longyear Limited ACN 123 052 728.

BLY Australia means Boart Longyear Australia Pty Ltd ACN 000 401 025.

BLY Issuer means Boart Longyear Management Pty Limited ACN 123 283 545.

BLY Schemes means this Scheme and the 7% Creditor Scheme.

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Sydney, New South Wales and Adelaide, South Australia.

CBP means CCP II Dutch Acquisition - ND2, B.V and CCP Credit SC II Dutch Acquisition - ND, B.V.

CBP Nominee Directors means those persons (not exceeding five) nominated by Centerbridge Partners, L.P. on behalf of CBP, and its and their affiliates and managed funds to be considered by Shareholders for election at the Shareholders Meeting as a director of BLY pursuant to the Director Nomination Agreement whose notice of candidature is received by BLY by the date required by the Constitution.

CBP Registered Holders means CCP II Dutch Acquisition – E2, B.V. and CCP Credit SC II Dutch Acquisition – E, B.V.

Chairperson means Marcus Derwin of FTI Consulting (or, if he is unavailable, Michael McCreadie of the FTI Consulting).

Centerbridge means Centerbridge Partners L.P. and those entities affiliated with it.

Change of Control Event means any change of control event, in each case howsoever described, which occurs under any of the Finance Documents at any time, up to and including the Implementation Date.

Claim means, in relation to a person, any claim, allegation, cause of action, proceeding, debt, liability, suit or demand made against the person concerned however it arises and whether it is present or future, fixed or unascertained, actual or contingent or otherwise whether at law, in equity, under statute or otherwise.

Collateral Agent means:

(a)	Wilmington Trust, National Association in its capacity as collateral agent under the Term Loan A;

65

(b)	Wilmington Trust, National Association in its capacity as collateral agent under the Term Loan B; and

(c)	any successor collateral agent under the Term Loan A or Term Loan B.

Companies means the BLY Issuer, BLY, BLY Australia and Votraint.

Competing Proposal means any dissolution, winding up, liquidation, reorganisation, assignment for the benefit of creditors, merger, transaction, consolidation, business combination, joint venture, partnership sale of assets, financing (debt or equity), refinancing, or restructuring of BLY, other than the proposed recapitalisation of BLY to be implemented through the Recapitalisation Transactions, including, but not limited to, any proposal, agreement, arrangement or transaction, received in writing within the period from the date on which the RSA has been duly executed by all parties expressed to be parties to it, to the date the Recapitalisation Transactions are completed, which the BLY Board determines, in good faith and in consultation with BLY's counsel, if completed, would mean a person who is not a party to the RSA (either alone or with any associate of that third party) may:

(a)	directly or indirectly acquire a Relevant Interest (as defined in the Corporations Act) in 20% or more of the Shares or 50% or more of the share capital of any material subsidiary of BLY;

(b)	acquire Control (as defined in the Corporations Act) of BLY;

(c)	directly or indirectly acquire a legal, beneficial or economic interest in, or Control of, all or a material part of BLY's business or assets or the business or assets of BLY taken as a whole; or

(d)	otherwise directly or indirectly acquire or merge with BLY or acquire a material subsidiary of BLY.

Constitution means the constitution of BLY, as amended from time to time.

Conversion means the issue of Shares on conversion of the Convertible Preference Shares.

Convertible Preference Shares means the convertible preference shares in the capital of BLY.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Costs means costs, charges, fees and expenses.

Court means the Supreme Court of New South Wales.

DDTL means the term loan security agreement, dated 4 January 2017, by and among BLY IP Inc., the guarantors party thereto, and Wilmington Trust, National Association, as administrative agent, providing for the issuance of term loan securities due 2020.

Debt means, at any time, the total amount owing by the Companies to the Secured Creditors under the Finance Documents.

Deed Poll means the Scheme Administrators Deed Poll, the Agents Deed Poll, the Trustee Deed Poll, the Secured Scheme Creditors Deeds Poll, the Obligors Deed Poll or the Released Obligor Individual Deeds Poll, as the context requires, and Deeds Poll means all of them or any combination of them, as the context requires..

66

Director Nomination Agreement means:

(a)	the agreement between CBP and BLY in relation to the nomination of the CBP Nominee Directors to stand for election to the board of BLY;

(b)	the agreement between Ares and BLY in relation to the nomination of the Ares Nominee Director and the Ares/Ascribe Joint Nominee Director to stand for election to the board of BLY; or

(c)	the agreement between Ascribe and BLY in relation to the nomination of the Ascribe Nominee Director and the Ares/Ascribe Joint Nominee Director to stand for election to the board of BLY,

as the context requires, and Director Nomination Agreements means all of the above or any combination of them, as the context requires.

Directors means the directors appointed to the Companies as at the date of this Explanatory Statement.

EBITDA means earnings before interest, taxes, depreciation and amortization.

Effective Date means the date on which each of the conditions precedent in the Scheme have been satisfied.

Existing ABL Revolver means the revolving credit and security agreement, dated May 29, 2015, among PNC Bank as lender and as agent, the BLY Issuer as borrower, and the guarantors party thereto.

Existing Shareholder Warrants means the tranche of Warrants to be issued by BLY to existing Shareholders (other than the CBP Registered Holders) pursuant to the Warrants Issue.

Explanatory Statement means this document.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Final Chapter 15 Order means an order of the United States Bankruptcy Court Southern District of New York granting recognition to this Scheme and the 7% Creditor Scheme and giving full force and effect thereto.

Finance Document means each of the documents listed in Schedule 1 of the Scheme.

FIRB means Foreign Investment Review Board.

First Court Date means the date of the hearing of an application for the First Court Orders or, if the hearing of that application is adjourned, the date to which the hearing is adjourned.

First Court Orders means the orders of the Court convening the Scheme Meeting under section 411(1) of the Corporations Act.

First Court Hearing means the hearing of an application for the First Court Orders, including any adjourned hearing.

First Supplemental Indenture means the first supplemental indenture substantially in the form set out in Schedule 3 of the Scheme which first supplemental indenture will take effect pursuant to Step 3 (Amendment Documents) of the Scheme.

Group means BLY and each of its Subsidiaries.

67

Implementation Date means the later of:

(a)	five Business Days after the Effective Date; and

(b)	if the Scheme Administrator forms the opinion that Steps 2 (Release) and 3 (Amendment Documents) of the Scheme cannot occur simultaneously on the date in (a) above, such later date on which, in the opinion of the Scheme Administrator, Steps 2 (Release) and 3 (Amendment Documents) of the Scheme can occur simultaneously, being a date that is not later than the Sunset Date.

Implied Value has the meaning given to that term in section 7.1(d)(iii) of this Explanatory Statement.

Information Agent means Prime Clerk LLC.

Initial Term Loan Amendments means the proposed amendments to the Term Loan A and the Term Loan B, described in Section 5.2(a) of this Explanatory Statement.

KordaMentha means KordaMentha of Level 5 Chifley Tower, 2 Chifley Square, Sydney, New South Wales 2000.

KordaMentha Report means the independent expert report dated 1 May 2017 prepared by KordaMentha, a copy of which is set out at Annexure B.

KordaMentha Information means the information in Section 7 of this Explanatory Statement, the KordaMentha Report and certain other information in this Explanatory Statement that is identified as having been provided by or attributed to KordaMentha.

New ABL Revolver means a new revolving credit and security agreement, providing a facility in an aggregate principal amount up to US$75,000,000.

Nominee Directors means the CBP Nominee Directors, Ares Nominee Director and the Ascribe Nominee Director.

Noteholders means each "Holder" or "Securityholder" as those terms are defined in the Secured Indenture.

Notice of Meeting means the notice of Scheme Meeting that is to be sent to Secured Creditors with this Explanatory Statement.

Obligors means each of:

(a)	BLY;

(b)	the BLY Issuer;

(c)	BLY Australia;

(d)	Boart Longyear Canada;

(e)	Boart Longyear Chile Limitada;

(f)	Boart Longyear Comercializadora Limitada;

(g)	Boart Longyear Company;

(h)	Boart Longyear Manufacturing and Distribution Inc.;

(i)	Boart Longyear Manufacturing Canada Ltd.;

68

(j)	Boart Longyear S.A.C.;

(k)	Boart Longyear Suisse Sarl;

(l)	Longyear Canada, ULC;

(m)	Longyear Holdings Inc.;

(n)	Longyear TM Inc.;

(o)	Votraint; and

(p)	BLY IP Inc.

Obligors Deed Poll means the deed poll executed by the Obligors dated on or around 12 May 2017.

Omnibus Proxy means an omnibus proxy pursuant to which Cede & Co. (as nominee of DTC) is expected to appoint those Registered Participants shown in the records of Cede & Co. and/or DTC as holding an interest in the 10% Notes held by DTC as its proxies in respect of the principal amount of the relevant 10% Notes shown on its records as being held by such Registered Participants on the Voting Entitlement Record Date.

Proxy Form means the form used by Secured Creditors to appoint a proxy to vote on their behalf at the Scheme Meeting, substantially in the form set out at Annexure F.

Recapitalisation Transactions means the transactions described in Section 5, including this Scheme and the 7% Creditor Scheme.

Record Date means the date that BLY issues the Existing Shareholder Warrants to existing Shareholders (other than the CBP Registered Holders), in accordance with Section 5.4(d) of this Explanatory Statement.

Registered Participant means a person recorded directly in the records of Cede & Co. and DTC as holding an interest in any 10% Note in an account held with DTC.

Released Obligor Individual means each person who was, at any time between 27 September 2013 and the Implementation Date inclusive, a director or officer of any Obligor who has executed, or at any time executes (including by way of joinder), a Released Obligor Individual Deed Poll.

Released Obligor Individual Deed Poll means the deed poll substantially in the form set out in Schedule 10 of the Scheme.

Relevant Interest has the meaning given in sections 608 and 609 of the Corporations Act.

Resolution means the resolution contained in the Notice of Meeting which will be put to Secured Creditors at the Scheme Meeting.

RSA or Restructuring Support Agreement means the Restructuring Support Agreement entered into between, among others, BLY and BLY Issuer, dated 2 April 2017 as may be amended, modified or supplemented from time to time.

Scheme means the compromise or arrangement under Part 5.1 of the Corporations Act between the BLY Issuer, BLY, BLY Australia, Votraint and the Secured Scheme Creditors, a copy of which is set out at Annexure A to this document, subject to any alterations or conditions made or required by the Court.

69

Scheme Administrator means Scott Kershaw and Jenny Nettleton of KordaMentha, or any other person who accepts the appointment to the role of scheme administrator of this Scheme, subject to section 411(7) of the Corporations Act provided, in each case, they have each executed a deed poll in substantially the same form as the Scheme Administrators Deed Poll.

Scheme Administrators Deed Poll means the deed poll substantially in the form set out in Schedule 9 of the Scheme and executed by the Scheme Administrators.

Scheme Meeting means the meeting of Secured Creditors ordered by the Court to be convened under section 411(1) of the Corporations Act in relation to the Scheme, and includes any adjournment of that meeting.

Scheme Notes means notes pursuant to the Secured Indenture as amended by the First Supplemental Indenture.

Second Court Date means the first day of the hearing of an application made to the Court for the Second Court Orders or, if the hearing of such application is adjourned for any reason, means the first day to which the hearing is adjourned.

Second Court Hearing means the hearing of an application made to the Court for the Second Court Orders, including any adjourned hearing.

Second Court Orders means the orders of the Court approving this Scheme under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act.

Second-Out ABL means the term loan securities agreement entered into as of 2 April 2017 among the BLY Issuer, as issuer, BLY and certain affiliates thereof, as guarantors, and Wilmington Trust, National Association, as agent, providing for the issuance of term loan securities at an issue price of $15,000,000.

Secured Creditors means the TLA Purchasers, the TLB Purchasers and the Noteholders.

Secured Indenture means the indenture dated 27 September 2013, between the BLY Issuer, as issuer, BLY, as guarantor, and U.S. Bank National Association, as trustee and collateral agent, amongst others, in respect of 10.00% secured notes, as amended, varied, or amended and restated from time to time.

Secured Indenture Amendments means the proposed amendments to the Secured Indenture, described in Section 5.2(b) of this Explanatory Statement.

Secured Scheme Creditors means the TLA Purchasers, the TLB Purchasers and the Noteholders, as at the Effective Date.

Secured Scheme Creditor Deed Poll means the deed poll executed by a Scheme Administrator as attorney and agent for the Secured Scheme Creditors pursuant to the Scheme in substantially the form set out in Schedule 6 of the Scheme.

Shareholder means each person entered in the register of members of BLY as the holder of at least 1 (one) fully paid ordinary share in BLY as at the date for determining entitlements to vote at the Shareholder Meeting.

Shareholder Meeting means the general meeting of the Shareholders of BLY to be held on or around 13 June 2017 to consider and vote on the Shareholder Resolutions, amongst other matters.

Shareholder Resolutions means resolutions at the Shareholder Meeting:

70

(a)	for the purposes of ASX Listing Rule 7.1 and for all other purposes, to approve to issuing:

(i)	Shares and Warrants pursuant to the 7% Creditor Scheme to the 7% Scheme Creditors; and

(iii)	Warrants to Shareholders, other than affiliates of CBP;

(b)	for the purposes of item 7 of section 611 of the Corporations Act, ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act and all other purposes, to approve BLY issuing Shares pursuant to the Subscription Deed;

(c)	for the purposes of item 7 of section 611 of the Corporations Act and for all other purposes to approve:

(ii)	Ares; and

(iii)	Ascribe,

acquiring Shares pursuant to the 7% Creditor Scheme which would otherwise be prohibited by the takeover provisions in section 606 of the Corporations Act; and

(d)	appointing the Nominee Directors as directors of BLY.

Share Purchase Plan means the share purchase plan to be made available by BLY

Shares means fully paid ordinary shares in the capital of BLY.

Standstill Period has the meaning given in section 6.3 of this Explanatory Statement.

Step means any of Steps 1 (Deeds and Amendment Documents) to 3 (Amendment Documents) set out in clause 7.5 of the Scheme and Steps means all of them.

Subordinate Claim means a "subordinate claim" within the meaning of subsection 563A(2) of the Corporations Act against BLY in respect of any fact, matter, circumstance or event which has arisen or occurred at any time prior to the compromise of such claims pursuant to the 7% Creditor Scheme.

Subordinate Claim Holder means any person who, as at immediately prior to the compromise of such claims pursuant to the 7% Creditor Scheme, has or, but for the 7% Creditor Scheme, would be entitled to make, a Subordinate Claim.

Subscription Deed means the agreement between BLY and CBP pursuant to which Shares will be issued to CBP (or their nominee).

Subsequent Term Loan Amendments means the agreement between the TLA Purchasers and the Obligors to amend the interest rate applicable to the Term Loan A and the agreement between the TLB Purchasers and the Obligors to amend the interest rate applicable to the Term Loan B, described in Section 5.4(c) of this Explanatory Statement.

Subsidiaries has the meaning given in the Corporations Act and, as applied to BLY, Subsidiary shall include the BLY Issuer, BLY Australia, Votraint, Boart Longyear Company, Boart Longyear Manufacturing Canada Ltd., Boart Longyear Suisse Sarl, Boart Longyear Chile Limitada, Boart Longyear Canada, Longyear Holdings, Inc., Boart Longyear Manufacturing and Distribution Inc., Boart Longyear Comercializadora Ltda., Longyear TM, Inc., BLY IP Inc., Longyear Canada, ULC, BL DDL NY Holdings Inc., BL DDL Holdings Pty, Ltd., BL DDL Holdings II Pty, Ltd., BL Canada DDL Inc., BL Canada Holdings Inc., and Boart Longyear S.A.C.

71

Sunset Date means 31 December 2017.

Superior Proposal means a bona fide written competing proposal of the kind referred to in (b) or (c) of the definition of Competing Proposal that the BLY Board, acting in good faith, and after receiving written legal advice from the BLY's counsel and advice from its financial advisor, determines:

(a)	is reasonably capable of being valued and completed, taking into account all aspects of the competing proposal including any timing considerations, any conditions precedent, the identity, reputation and financial standing of the proponent, the current contractual rights of the Supporting Creditors under the relevant finance documents, and any requirements set forth by the Supporting Creditors in their response to a competing proposal;

(b)	would, if completed substantially in accordance with its terms, be more favourable to Shareholders (as a whole) and the creditors of BLY than the Recapitalisation Transactions (having regard to the fact that trade creditors will be paid in full under the Recapitalisation Transactions) taking into account all terms and conditions of the competing proposal; and

(c)	would reasonably be expected to require it by virtue of its directors' fiduciary or statutory duties under applicable law to respond to such competing proposal or to change, withdraw or modify its recommendation.

Supporting Creditors has the meaning given in clause 4.4.

Term Loan A means the Term Loan A Securities Agreement dated 22 October 2014 between the BLY Issuer, as issuer, BLY, BLY Australia and Votraint, as guarantors, amongst others, and Wilmington Trust, National Association, as administrative agent, amongst others, pursuant to which term loan securities were issued, as amended, varied, or amended and restated from time to time.

Term Loan Amendments means the Initial Term Loan Amendments and the Subsequent Term Loan Amendments.

Term Loan B means the Term Loan B Securities Agreement dated 22 October 2014 between the BLY Issuer, as issuer, BLY, BLY Australia and Votraint, as guarantors, amongst others, and Wilmington Trust, National Association, as administrative agent, amongst others, pursuant to which term loan securities were issued, as amended, varied, or amended and restated from time to time.

TEV means total enterprise value of the Group.

TLA Purchasers means the "Purchasers" as that term is defined in the Term Loan A.

TLB Purchasers means the "Purchasers" as that term is defined in the Term Loan B.

Trustee means U.S. Bank National Association in its capacity as trustee and collateral agent under the Secured Indenture and any successor trustee or collateral agent under that document.

Trustee Deed Poll means the deed poll substantially in the form set out in Schedule 7 of this Scheme and to be executed by the Trustee pursuant to the Scheme.

Undertakings means:

(a)	the undertaking given by the Trustee to execute the Trustee Deed Poll in accordance with the Scheme; and

72

(d)	the undertaking given by the Agent to execute the Agent Deed Poll in accordance with the Scheme.

Unsecured Indenture means the indenture dated 28 March 2011 between the BLY Issuer, as issuer, BLY, as guarantor, and U.S. Bank National Association, as trustee, amongst others, as amended by the first supplemental indenture dated 14 June 2013, the second supplemental indenture dated 27 September 2013 and the third supplemental indenture dated 2 April 2017, and as otherwise amended, varied, or amended and restated from time to time.

U.S. Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.

U.S. Securities Act means the U.S. Securities Act of 1933, as amended.

U.S. Bankruptcy Court means the United States Bankruptcy Court of the Southern District of New York.

Voting Entitlement Record Date means the First Court Date.

Voting Proof of Debt Form means a proof of debt form substantially in the form set out at Annexure G, which may be lodged with the Information Agent by a Secured Creditor for the purpose of voting at the relevant Scheme Meeting.

Votraint means Votraint No. 1609 Pty Limited ACN 119 244 272.

Warranties means any warranties given by the Companies in favour of the Secured Creditors (as that term is defined under this Explanatory Statement) under the RSA and any warranties given by the Secured Creditors (as that term is defined under this Explanatory Statement) in favour of each other or the Companies under the RSA in contemplation of the transactions to be effected by, or in connection with, this Scheme and the 7% Creditor Scheme.

Warrants means warrants issued by BLY.

Warrants Issue means the issue of Existing Shareholder Warrants by BLY to existing Shareholders in accordance with Section 5.4(d) of the Explanatory Statement.

73

Annexure A

Scheme of Arrangement

Annex A

Scheme of Arrangement

Boart Longyear Limited

ACN 123 052 728

and

Boart Longyear Management Pty Limited

ACN 123 283 545

and

Boart Longyear Australia Pty Limited

ACN 000 401 025

and

Votraint No. 1609 Pty Limited

ACN 119 244 272

and

The Secured Scheme Creditors

9.	Notices		24

	9.1	How to give a notice	24
	9.2	When a notice is given	24
	9.3	Address for notices	25

10.	General Provisions		28

	10.1	Further assurances	28
	10.2	Binding effect of Scheme	28
	10.3	Costs and Stamp Duty	28
	10.4	Amendment	28
	10.5	Governing Law and jurisdiction	28

Schedules

1	Finance Documents	29
2	Scheme Administrator's Steps Register	35
3	First Supplemental Indenture	36
4	Amended Term Loan A	37
5	Amended Term Loan B	38
6	Form of Secured Scheme Creditor Deed Poll	39
7	Form of Trustee Deed Poll	45
8	Form of Agent Deed Poll	50
9	Form of Scheme Administrators Deed Poll	55
10	Form of Released Obligor Individuals Deed Poll	62

THIS SCHEME OF ARRANGEMENT is made on                                                      2017

BETWEEN:

(1)	Boart Longyear Management Pty Limited ACN 123 283 545 of 26 Butler Boulevard, Burbridge Business Park, Adelaide Airport in the State of South Australia (BLY Issuer);

(2)	Boart Longyear Limited ACN 123 052 728 of 26 Butler Boulevard, Burbridge Business Park, Adelaide Airport in the State of South Australia (BLY);

(3)	Boart Longyear Australia Pty Ltd ACN 000 401 025 of 26 Butler Boulevard, Burbridge Business Park, Adelaide Airport in the State of South Australia (BLA);

(4)	Votraint No. 1609 Pty Limited ACN 119 244 272 of 26 Butler Boulevard, Burbridge Business Park, Adelaide Airport in the State of South Australia (Votraint); and

(5)	the Secured Scheme Creditors.

RECITALS:

(A)	This Scheme is proposed in connection with: (a) Claims against the BLY Issuer by the Secured Scheme Creditors under the Finance Documents; (b) Claims against BLY by the Secured Scheme Creditors under the Finance Documents; (c) Claims against BLA by the Secured Scheme Creditors under the Finance Documents; and (d) Claims against Votraint by the Secured Scheme Creditors under the Finance Documents.

(B)	Each Obligor, pursuant to the Obligors Deed Poll, has consented to this Scheme, agreed to be bound by this Scheme as if it were a party to this Scheme and undertaken to perform all obligations and actions attributed to it under this Scheme.

(C)	The Scheme Administrators, pursuant to the Scheme Administrators Deed Poll, have consented to act as Scheme Administrators, consented to this Scheme, agreed to be bound by this Scheme as if they were parties to this Scheme and undertaken to perform all obligations and actions attributed to the Scheme Administrators under this Scheme.

(D)	Each of the Agent and the Trustee have undertaken that, immediately after they have received the instructions referred to in, or contemplated by, Step 1 (Deeds and Amendment Documents), each of the Agent and the Trustee will, pursuant to the Agent Deed Poll and the Trustee Deed Poll, respectively, perform all actions attributed to them under this Scheme.

THE PARTIES AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

7% Creditor Scheme means the compromise or arrangement under Part 5.1 of the Corporations Act between the Companies, the 7% Noteholders pursuant to the Unsecured Indenture and the Subordinate Claim Holders, being the compromise or arrangement proposed by the Companies and approved by the Court.

7% Noteholders means each "Holder" or "Securityholder" as those terms are defined in the Unsecured Indenture.

1

Administrative Agent means:

(a)	Wilmington Trust, National Association in its capacity as administrative agent under the Term Loan A;

(b)	Wilmington Trust, National Association in its capacity as administrative agent under the Term Loan B; and

(c)	any successor administrative agent under the Term Loan A or Term Loan B.

Administrative Requirements means the conditions precedent to each of:

(a)	the First Supplemental Indenture;

(b)	the Amended Term Loan A; and

(c)	the Amended Term Loan B,

other than the conditions precedent relating to this Scheme or the 7% Creditor Scheme becoming Effective.

Agent means the Administrative Agent or the Collateral Agent or both of them, as the context requires.

Agent Deed Poll means the deed poll substantially in the form set out in Schedule 8 of this Scheme and to be executed by the Agents as contemplated by clause 7.5(a)(i)(C)(bb) of this Scheme.

Amended Term Loan A means the amendment to the Term Loan A substantially in the form set out in Schedule 4 of this Scheme which amendment will take effect pursuant to clause 7.5(c) of this Scheme.

Amended Term Loan B means the amendment to the Term Loan B substantially in the form set out in Schedule 5 of this Scheme which amendment will take effect pursuant to clause 7.5(c) of this Scheme.

Amendment Documents means:

(a)	the First Supplemental Indenture;

(b)	the Amended Term Loan A; and

(c)	the Amended Term Loan B.

Ares Nominee Director means the person nominated by Ares Management LLC, on behalf of its affiliated funds and accounts, to be considered by Shareholders for election at the Shareholders Meeting as a director of BLY pursuant to the Director Nomination Agreement whose notice of candidature is received by BLY by the date required by the Constitution.

Ares / Ascribe Joint Nominee Director means the person jointly nominated by Ares Management LLC, on behalf of its affiliated funds and accounts, and Ascribe II Investments LLC to be considered by Shareholders for election at the Shareholders Meeting as a director of BLY pursuant to the Director Nomination Agreements whose notice of candidature is received by BLY by the date required by the Constitution.

Ascribe Nominee Director means the person nominated by Ascribe II Investments LLC to be considered by Shareholders for election at the Shareholders Meeting as a director of

2

BLY pursuant to the Director Nomination Agreement whose notice of candidature is received by BLY by the date required by the Constitution.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited or the financial market operated by ASX Limited, as the context requires.

ASX Listing Rules means the listing rules of ASX, as waived or modified by ASX in respect of BLY, the Scheme or otherwise.

BLY Schemes means this Scheme and the 7% Creditor Scheme.

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Sydney, New South Wales and Adelaide, South Australia.

CBP means CCP II Dutch Acquisition - ND2, B.V and CCP Credit SC II Dutch Acquisition - ND, B.V.

CBP Nominee Directors means those persons (not exceeding five) nominated by Centerbridge Partners, L.P. on behalf of CBP, and its and their affiliates and managed funds to be considered by Shareholders for election at the Shareholders Meeting as a director of BLY pursuant to the Director Nomination Agreement whose notice of candidature is received by BLY by the date required by the Constitution.

CBP Registered Holders means CCP II Dutch Acquisition – E2, B.V. and CCP Credit SC II Dutch Acquisition – E, B.V.

Change of Control Event has the meaning given in clause 8.2(c).

Claim means, in relation to a person, any claim, allegation, cause of action, proceeding, debt, liability, suit or demand made against the person concerned however it arises and whether it is present or future, fixed or unascertained, actual or contingent or otherwise whether at law, in equity, under statute or otherwise.

Collateral Agent means:

(a)	Wilmington Trust, National Association in its capacity as collateral agent under the Term Loan A;

(b)	Wilmington Trust, National Association in its capacity as collateral agent under the Term Loan B; and

(c)	any successor collateral agent under the Term Loan A or Term Loan B.

Companies means the BLY Issuer, BLY, BLA and Votraint.

Constitution means the constitution of BLY, as amended from time to time.

Conversion means the issue of Shares on conversion of the Convertible Preference Shares.

Convertible Preference Shares means the 434,001,986 convertible preference shares in the capital of BLY held by CCP II Dutch Acquisition - E2, B.V.

Corporations Act means the Corporations Act 2001 (Cth).

Costs means costs, charges, fees and expenses.

3

Court means the Supreme Court of New South Wales.

Deed Poll means the Scheme Administrators Deed Poll, the Agents Deed Poll, the Trustee Deed Poll, the Secured Scheme Creditors Deeds Poll, the Obligors Deed Poll or the Released Obligor Individual Deeds Poll, as the context requires, and Deeds Poll means all of them or any combination of them, as the context requires.

Demands has the meaning given in clause 6.5(c).

Director Nomination Agreement means:

(a)	the agreement between Centerbridge Partners, L.P. on behalf of CBP, and its and their affiliates and managed funds, and BLY in relation to the nomination of the CBP Nominee Directors to stand for election to the board of BLY;

(b)	the agreement between Ares Management LLC, on behalf of its affiliated funds and accounts, and BLY in relation to the nomination of the Ares Nominee Director and the Ares/Ascribe Joint Nominee Director to stand for election to the board of BLY; or

(c)	the agreement between Ascribe II Investments LLC and BLY in relation to the nomination of the Ascribe Nominee Director and the Ares/Ascribe Joint Nominee Director to stand for election to the board of BLY, as the context requires, and Director Nomination Agreements means all of the above or any combination of them, as the context requires.

Effective means, when used in relation to this Scheme, the coming into effect of the Second Court Orders pursuant to section 411(10) of the Corporations Act.

Effective Date means the date on which each of the conditions precedent in clause 3.1 has been satisfied.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Final Chapter 15 Order means an order of the United States Bankruptcy Court Southern District of New York granting recognition to this Scheme and the 7% Creditor Scheme and giving full force and effect thereto.

Finance Document means each of the documents listed in Schedule 1.

First Court Date means the date of the hearing of an application for the First Court Orders or, if the hearing of that application is adjourned, the date to which the hearing is adjourned.

First Court Orders means the orders of the Court convening the Scheme Meeting under section 411(1) of the Corporations Act.

First Supplemental Indenture means the first supplemental indenture substantially in the form set out in Schedule 3 of this Scheme which first supplemental indenture will take effect pursuant to clause 7.5(c) of this Scheme.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity and includes any minister (including the Treasurer of the Commonwealth of Australia), ASIC, the Australian Competition and Consumer Commission, the Australian Taxation Office, ASX and any regulatory organisation established under statute or any stock exchange.

4

Holders means the TLA Purchasers, the TLB Purchasers and the Noteholders.

Implementation Date means the later of:

(a)	five Business Days after the Effective Date; and

(b)	if the Scheme Administrator forms the opinion that Steps 2 (Release) and 3 (Amendment Documents) cannot occur simultaneously on the date in (a) above, such later date on which, in the opinion of the Scheme Administrator, Steps 2 (Release) and 3 (Amendment Documents) can occur simultaneously, being a date that is not later than the Sunset Date.

Liabilities has the meaning given in clause 6.5(a).

Losses has the meaning given in clause 6.5(b).

New Money ABL means a new revolving ABL facility in an aggregate principal amount equal to US$75,000,000 to be entered into by the Companies.

Nominee Directors means any CBP Nominee Director, the Ares Nominee Director and the Ascribe Nominee Director.

Noteholders means each "Holder" or "Securityholder" as those terms are defined in the Secured Indenture.

Obligors means each of:

(a)	BLY;

(b)	the BLY Issuer;

(c)	BLA;

(d)	Boart Longyear Canada;

(e)	Boart Longyear Chile Limitada;

(f)	Boart Longyear Comercializadora Limitada;

(g)	Boart Longyear Company;

(h)	Boart Longyear Manufacturing and Distribution Inc.;

(i)	Boart Longyear Manufacturing Canada Ltd.;

(j)	Boart Longyear S.A.C.;

(k)	Boart Longyear Suisse Sarl;

(l)	Longyear Canada, ULC;

(m)	Longyear Holdings Inc.;

(n)	Longyear TM Inc.;

(o)	Votraint; and

(p)	BLY IP Inc.

5

Obligors Deed Poll means the deed poll executed by the Obligors dated on or around 12 May 2017.

Released Obligor Individual means each person who was, at any time between 27 September 2013 and the Implementation Date inclusive, a director or officer of any Obligor who has executed, or at any time executes (including by way of joinder), a Released Obligor Individual Deed Poll.

Released Obligor Individual Deed Poll means the deed poll substantially in the form set out in Schedule 10 of this Scheme.

Relevant Documents means this Scheme, the Obligors Deed Poll and the Amendment Documents.

RSA means the Restructuring Support Agreement entered into between, among others, BLY and BLY Issuer, dated 2 April 2017 as may be amended, modified or supplemented from time to time.

Scheme means the compromise or arrangement under Part 5.1 of the Corporations Act between the BLY Issuer, BLY, BLA and Votraint and the Secured Scheme Creditors as set out in this document, subject to any alterations or conditions made or required by the Court.

Scheme Administrator means Scott Kershaw and Jenny Nettleton of Korda Mentha, or any other person who accepts the appointment to the role of scheme administrator of this Scheme, subject to section 411(7) of the Corporations Act provided, in each case, they have each executed a deed poll in substantially the same form as the Scheme Administrators Deed Poll.

Scheme Administrators Deed Poll means the deed poll substantially in the form set out in Schedule 9 of this Scheme and executed by the Scheme Administrators.

Scheme Meeting means the meeting of Secured Scheme Creditors ordered by the Court to be convened under section 411(1) of the Corporations Act in relation to this Scheme, and includes any adjournment of that meeting.

Second Court Date means the first day of the hearing of an application made to the Court for the Second Court Orders or, if the hearing of such application is adjourned for any reason, means the first day to which the hearing is adjourned.

Second Court Orders means the orders of the Court approving this Scheme under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act.

Secured Scheme Creditors means the TLA Purchasers, the TLB Purchasers and the Noteholders, as at the Effective Date.

Secured Indenture means the indenture dated 27 September 2013, between the BLY Issuer, as issuer, BLY, BLA and Votraint as guarantors, amongst others, and U.S. Bank National Association, as trustee and collateral agent, amongst others, in respect of 10.00% secured notes, as amended, varied, or amended and restated from time to time.

Secured Scheme Creditor Deed Poll means the deed poll executed by a Scheme Administrator as attorney and agent for the Secured Scheme Creditors as contemplated by clause 5.2 and 7.5(a)(i)(A) of this Scheme in substantially the form set out in Schedule 6.

Shareholder means each person entered in the register of members of BLY as the holder of at least 1 (one) Share as at the date for determining entitlements to vote at the Shareholder Meeting.

6

Shareholder Meeting means the general meeting of the Shareholders of BLY to be held to consider and vote on the Shareholder Resolutions, amongst other matters.

Shareholder Resolutions means resolutions at the Shareholder Meeting:

(q)	for the purposes of ASX Listing Rule 7.1 and for all other purposes, to approve to issuing:

(i)	Shares and Warrants pursuant to the 7% Creditor Scheme to the 7% Noteholders; and

(iii)	Warrants to Shareholders, other than affiliates of CBP;

(b)	for the purposes of item 7 of section 611 of the Corporations Act, ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act and all other purposes, to approve BLY issuing Shares pursuant to the Subscription Deed;

(c)	for the purposes of item 7 of section 611 of the Corporations Act and for all other purposes to approve:

(ii)	Ares; and

(iii)	Ascribe,

acquiring Shares pursuant to the 7% Creditor Scheme which would otherwise be prohibited by the takeover provisions in section 606 of the Corporations Act; and

(d)	appointing the Nominee Directors as directors of BLY.

Shares means fully paid ordinary shares in the capital of BLY.

Stamp Duty means any stamp, transaction or registration duty or similar charge imposed by any Governmental Agency and includes any interest, fine, penalty, charge or other amount in respect of the above.

Standard Tax Conditions means the conditions set out in Part A of the document entitled "Taxation Conditions of Certain No Objection Decisions" released by the Foreign Investment Review Board dated 3 May 2016.

Standstill Period has the meaning given in clause 8.1.

Step means any of Steps 1 (Deeds and Amendment Documents) to 3 (Amendment Documents) set out in clause 7.5 and Steps means all of them.

Subordinate Claim means a "subordinate claim" within the meaning of subsection 563A(2) of the Corporations Act against BLY in respect of any fact, matter, circumstance or event which has arisen or occurred at any time prior to the compromise of such claims pursuant to the 7% Creditor Scheme.

Subordinate Claim Holder means any person who, as at immediately prior to the compromise of such claims pursuant to the 7% Creditor Scheme, has or, but for the 7% Creditor Scheme, would be entitled to make, a Subordinate Claim.

Subscription Deed means the agreement between BLY and CBP pursuant to which Shares will be issued to CBP (or its nominee).

Subsequent Term Loan Amendments means the agreement between the TLA Purchasers and the Obligors to amend the interest rate applicable to the Term Loan A and

7

the agreement between the TLB Purchasers and the Obligors to amend the interest rate applicable to the Term Loan B.

Sunset Date means 31 December 2017.

Term Loan A means the Term Loan A Securities Agreement dated 22 October 2014 between, amongst others, the BLY Issuer, as issuer, BLY, BLA and Votraint, as guarantors, amongst others, and Wilmington Trust, National Association, as administrative agent and collateral agent, pursuant to which term loan securities were issued, as amended, varied, or amended and restated from time to time.

Term Loan B means the Term Loan B Securities Agreement dated 22 October 2014 between, amongst others, the BLY Issuer, as issuer, BLY, BLA and Votraint, as guarantors, amongst others, and Wilmington Trust, National Association, as administrative agent and collateral agent, pursuant to which term loan securities were issued, as amended, varied, or amended and restated from time to time.

TLA Purchasers means the "Purchasers" as that term is defined in the Term Loan A.

TLB Purchasers means the "Purchasers" as that term is defined in the Term Loan B.

Transaction Party means the parties to the Secured Indenture, the Term Loan A and the Term Loan B, as applicable.

Trustee means U.S. Bank National Association in its capacity as trustee and collateral agent under the Secured Indenture and any successor trustee or collateral agent under that document.

Trustee Deed Poll means the deed poll substantially in the form set out in Schedule 7 of this Scheme and to be executed by the Trustee as contemplated by 7.5(a)(i)(C)(aa) of this Scheme.

Undertakings means:

(a)	the undertaking given by the Trustee to execute the Trustee Deed Poll in accordance with this Scheme; and

(b)	the undertaking given by the Agent to execute the Agent Deed Poll in accordance with this Scheme.

Unsecured Indenture means the indenture dated 28 March 2011 between, amongst others, the BLY Issuer, as issuer, BLY, BLA and Votraint, as guarantors, amongst others, and U.S. Bank National Association, as trustee and collateral agent, as amended by the first supplemental indenture dated 14 June 2013, the second supplemental indenture dated 27 September 2013 and the third Supplemental Indenture dated 2 April 2017, and as otherwise amended, varied, or amended and restated from time to time.

Warranties means any warranties given by the Companies in favour of the Holders (as that term is defined under this Scheme and the 7% Creditor Scheme) under the RSA and any warranties given by the Holders (as that term is defined under this Scheme and the 7% Creditor Scheme) in favour of each other or the Companies under the RSA in contemplation of the transactions to be effected by, or in connection with, this Scheme and the 7% Creditor Scheme.

Warrants means warrants issued by BLY on the terms set out in Schedule 8 of the 7% Creditor Scheme.

8

1.2	Rules for interpreting this document

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a)	A reference to:

(i)	a legislative provision or legislation (including subordinate legislation) is to that provision or legislation as amended, re–enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	a document (including this document) or agreement, or a provision of a document (including this document) or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii)	a party is a reference to a person who is bound by this Scheme, and any person who agrees to be bound whether by deed poll or otherwise;

(iv)	a person includes a natural person, partnership, joint venture, Government Agency, association, corporation or other body corporate;

(v)	a clause, term, schedule or attachment is a reference to a clause or term of, or, schedule or attachment to this Scheme;

(vi)	this Scheme includes all schedules and attachments to it;

(vii)	a law includes:

(A)	any constitutional provision, treaty, decree, statute, regulation, by-law, ordinance or instrument;

(B)	any order, direction, determination, approval requirement, licence or licence condition made, granted or imposed under any of them;

(C)	any judgment; and

(D)	any rule or principle of common law or equity,

and is a reference to that law as amended, supplemented, consolidated, replaced, overruled or applied to new or different facts;

(viii)	an agreement other than this Scheme includes an undertaking, or legally enforceable arrangement or understanding, whether or not in writing;

(ix)	"dollars" or "US$" or "$" is to an amount in the currency of the United States of America unless otherwise indicated;

(x)	"AU$" is to an amount in the currency of the Commonwealth of Australia;

(xi)	a thing (including, but not limited to, a chose in action or other right) includes a part of that thing; and

(xii)	anything (including a right, obligation or concept) includes each part of it.

(b)	A singular word includes the plural, and vice versa.

(c)	A word which suggests one gender includes the other genders.

9

(d)	If a word or phrase is defined, any other grammatical form of that word or phrase has a corresponding meaning.

(e)	If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f)	Unless expressly provided otherwise, an agreement on the part of two or more persons binds them severally.

(g)	Unless expressly provided otherwise, a reference to a date or time is to that date or time in Sydney, New South Wales.

1.3	Non Business Days

If the day on or by which a person must do something under this document is not a Business Day the person must do it on or by the next Business Day.

1.4	The rule about "contra proferentem"

This document is not to be interpreted against the interests of a party merely because that party proposed this document or some provision of it or because that party relies on a provision of this document to protect itself.

2.	Third parties

2.1	Capacity of Agent and Trustee

Any action taken (including the giving of any release) in connection with this Scheme by:

(a)	the Trustee, or on its behalf, is done in its capacity as trustee or collateral agent under the Secured Indenture and not in the Trustee's personal capacity; and

(b)	the Agent, or on its behalf, is done in its capacity as administrative agent or collateral agent, or both, under the Term Loan A or Term Loan B, as the context requires, and not in the Agent's personal capacity.

2.2	Deeds Poll

(a)	This Scheme attributes actions to persons other than the Companies and the Secured Scheme Creditors, being the Trustee, the Agent, each Obligor (other than the Companies), each Released Obligor Individual and the Scheme Administrator.

(b)	The Trustee has agreed or will agree, by executing the Trustee Deed Poll, to perform the actions attributed to it under this Scheme subject to the instructions set out in clause 4 and clause 7.5(a)(i)(B)(aa) of this Scheme.

(c)	The Agent has agreed or will agree, by executing the Agent Deed Poll, to perform the actions attributed to it under this Scheme subject to the instructions set out in clause 4 and clause 7.5(a)(i)(B)(bb) of this Scheme.

(d)	Each Obligor (other than the Companies), each Scheme Administrator and each Released Obligor Individual has agreed or will agree, by executing the relevant Deed Poll, to perform the actions attributed to it under this Scheme, and is taken to be a party to this Scheme on and subject to the provisions of the relevant Deed Poll.

10

(e)	This Scheme also contemplates:

(i)	the Secured Scheme Creditors entering into a deed poll as set out in clause 5.2; and

(ii)	that any person who is entitled to become a Released Obligor Individual may enter into a Released Obligor Individual Deed Poll either on, before or after the Effective Date.

3.	Conditions Precedent

3.1	Conditions

This Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	(FATA) in the case of each 7% Noteholder and each Holder who notified the Treasurer of the Commonwealth of Australia in accordance with FATA (Prescribed Creditor) that it proposes to acquire Shares or Warrants or both under the 7% Creditor Scheme or the Subscription Deed (the Action) and paid any applicable fee, one of the following occurs at or before 8.00 am on the Second Court Date:

(i)	the day that is 10 days after the end of the decision period mentioned in section 77 of FATA passes without an order prohibiting the Action having been made under section 67 or 68;

(ii)	if an interim order is made under section 68 of FATA, the end of the period specified in the order passes without an order prohibiting the Action under section 67 having been made; or

(iii)	the Prescribed Creditor receives a no objection notice (within the meaning of FATA) in respect of the Action that notice being unconditional other than the Standard Tax Conditions or such other conditions which are acceptable to the Prescribed Creditor acting reasonably;

(b)	(Shareholder approval) at or before 8.00 am on the Second Court Date the Shareholder Resolutions are passed by the requisite majority of Shareholders;

(c)	(ASX approval) ASX provides written confirmation that the terms of the New Warrants are appropriate and equitable for the purposes of ASX Listing Rule 6.1 or otherwise waives the requirement for the warrants to comply with ASX Listing Rule 6.1;

(d)	(ASX waiver) ASX provides a waiver of ASX Listing Rule 10.1 in respect of the Amended Term Loan A and the Amended Term Loan B;

(e)	(Holder approval) the Scheme is agreed to by a majority of the Holders present and voting in person or by proxy at the Scheme Meeting, holding at least 75% of the debt owed by the Companies to those Holders, in accordance with section 411(4)(a)(i) of the Corporations Act;

(f)	(Director Nomination Agreement) each Director Nomination Agreement has been executed by the parties to that Director Nomination Agreement;

(g)	(deeds poll) as at 8.00 am on the Second Court Date:

(i)	the Scheme Administrators Deed Poll and the Obligors Deed Poll have been executed by the Scheme Administrators and the Obligors and continue to

11

benefit the beneficiaries named in those deeds poll in accordance with their terms; and

(ii)	no such Deed Poll has been terminated;

(h)	(undertaking) as at 8.00 am on the Second Court Date:

(i)	the Undertakings have been executed by the Trustee and the Agent and continue to benefit the beneficiaries named in those Undertakings in accordance with their terms; and

(ii)	no such Undertaking has been terminated;

(i)	(independent expert) as at 8.00 am on the Second Court Date, KPMG Financial Advisory Services (Australia) Pty Ltd, the independent expert appointed by BLY, has not concluded that the Shareholder Resolutions are "not fair" and "not reasonable";

(j)	(New Money ABL) as at 8.00 am on the Second Court Date, the New Money ABL has been duly executed and delivered by all parties to it and all conditions precedent to the New Money ABL have been satisfied (other than conditions precedent relating to this Scheme becoming Effective, the 7% Creditor Scheme becoming effective pursuant to section 411(10) of the Corporations Act, the Subsequent Term Loan Amendments becoming effective and the Final Chapter 15 Order being entered);

(k)	(Amendment Documents) as at 8.00 am on the Second Court Date, each of the Administrative Requirements have been satisfied (other than the execution of the Amendment Documents, the conditions precedent relating to this Scheme becoming Effective and the 7% Creditor Scheme becoming effective pursuant to section 411(10) of the Corporations Act);

(l)	(Subscription Deed) as at 8.00 am on the Second Court Date, the Subscription Deed has been duly executed and delivered by all parties to it, remains in full force and effect, and all conditions precedent to the Subscription Deed have been satisfied (other than conditions precedent relating to this Scheme becoming effective and the 7% Creditor Scheme becoming effective pursuant to section 411(10) of the Corporations Act);

(m)	(Subsequent Term Loan Amendments) as at 8.00 am on the Second Court Date, the Subsequent Term Loan Amendments have been duly executed and delivered by all parties to them, and all conditions precedent to the Subsequent Term Loan Amendments have been satisfied (other than conditions precedent relating to this Scheme becoming Effective, this Scheme being implemented and the 7% Creditor Scheme becoming effective pursuant to section 411(10) of the Corporations Act);

(n)	(Regulatory Approvals) as at 8.00 am on the Second Court Date, any approvals or consents, which are not otherwise described in this clause 3.1 but which are required by law or by any Government Agency to have been obtained in order to implement this Scheme or the 7% Creditor Scheme, have been obtained on an unconditional basis and remain in full force and effect;

(o)	(Warranties) as at 8.00 am on the Second Court Date, the Warranties are true and correct in all material respects;

(p)	(Court approval) the Court makes the Second Court Orders, including with such alterations or conditions required by the Court under section 411(6) of the Corporations Act and the alterations or conditions (if any) do not change the

12

substance of this Scheme, including the Steps, in any material respect or impose unduly onerous obligations on any of the parties, acting reasonably;

(q)	(other conditions) any other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Scheme (which conditions do not change the substance of this Scheme, including the Steps, in any material respect, or impose unduly onerous obligations on any of the parties, acting reasonably) have been satisfied;

(r)	(Effective) this Scheme becomes Effective;

(s)	(7% Creditor Scheme) the court order pursuant to section 411(4)(b), and if applicable section 411(6), of the Corporations Act in respect of the 7% Creditor Scheme becomes effective pursuant to section 411(10) of the Corporations Act; and

(t)	(RSA) the RSA has not been terminated in accordance with its terms.

3.2	Certificate

(a)	On the Second Court Date, the Companies will provide a certificate to the Court (or such other evidence as the Court may request) confirming, in respect of matters within its knowledge, whether or not the conditions precedent set out in clauses 3.1(a) to 3.1(o) have been satisfied.

(b)	The certificate (or other evidence) given by the Companies constitutes conclusive evidence, as between the parties, that the conditions precedent set out in clause 3.1(a) to 3.1(o) above have (or have not) been satisfied, as the case may be.

4.	The Agent and the Trustee

(a)	On and from the Effective Date, notwithstanding any term of any relevant document, the Noteholders hereby:

(i)	provide the Trustee with all instructions and consents that it requires from them under the Secured Indenture to amend or amend and restate (as applicable) the Secured Indenture in accordance with this Scheme;

(ii)	direct the Trustee to execute and do, and to instruct any other Transaction Party which it is entitled to instruct to execute and do, or otherwise procure to be executed and done, all such documents (including, without limitation, the applicable Deed Poll and the First Supplemental Indenture), acts or things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to the terms of this Scheme; and

(iii)	provide the Trustee with all other instructions and consents that are necessary to enable the Trustee to do anything that this Scheme requires or otherwise provides for the Trustee to do.

(b)	On and from the Effective Date, notwithstanding any term of any relevant document, the TLA Purchasers hereby:

(i)	provide the Agent with all instructions and consents that it requires from them under the Term Loan A to amend or amend and restate (as applicable) the Term Loan A in accordance with this Scheme;

(ii)	direct the Agent to execute and do, and to instruct any other Transaction Party which it is entitled to instruct to execute and do, or otherwise procure

13

to be executed and done, all such documents (including, without limitation, the applicable Deed Poll and the Amended Term Loan A), acts or things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to the terms of this Scheme; and

(iii)	provide the Agent with all other instructions and consents that are necessary to enable the Agent to do anything that this Scheme requires or otherwise provides for the Agent to do.

(c)	On and from the Effective Date, notwithstanding any term of any relevant document, the TLB Purchasers hereby:

(i)	provide the Agent with all instructions and consents that it requires from them under the Term Loan B to amend or amend and restate (as applicable) the Term Loan B in accordance with this Scheme;

(ii)	direct the Agent to execute and do, and to instruct any other Transaction Party which it is entitled to instruct to execute and do, or otherwise procure to be executed and done, all such documents (including, without limitation, the applicable Deed Poll and the Amended Term Loan B), acts or things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to the terms of this Scheme; and

(iii)	provide the Agent with all other instructions and consents that are necessary to enable the Agent to do anything that this Scheme requires or otherwise provides for the Agent to do.

(d)	Each Secured Scheme Creditor and each Obligor will, if required, do such acts as may be required of it by the Scheme Administrator to give the instructions, consents and notifications referred to above and failing which the Scheme Administrator will do so on their behalf pursuant to clauses 5.1(a) and 5.1(b).

(e)	Without limiting the provisions of clauses 4(a), 4(b) and 4(c) and Step 1 (Deeds and Amendment Documents), on the Effective Date:

(i)	the Noteholders hereby irrevocably direct the Trustee to execute the First Supplemental Indenture in accordance with clause 7.5(a)(i)(D) of this Scheme;

(ii)	the TLA Purchasers hereby irrevocably direct the Agent to execute the Amended Term Loan A in accordance with clause 7.5(a)(i)(D) of this Scheme; and

(iii)	the TLB Purchasers hereby irrevocably direct the Agent to execute the Amended Term Loan B in accordance with clause 7.5(a)(i)(D) of this Scheme.

5.	Grant of authority in favour of the Scheme Administrator

5.1	General grant of authority

(a)	The Trustee, the Agent, each Secured Scheme Creditor and each Obligor irrevocably authorise each Scheme Administrator to take all steps and do all other things necessary or advisable to give effect to this Scheme.

(b)	Without limitation to the generality of clause 5.1(a), and subject to clause 7.1(c), on and from the Effective Date, each Secured Scheme Creditor and each Obligor irrevocably appoints each Scheme Administrator as its agent and attorney to enter into, execute and deliver as a deed (or otherwise) any document and to take any

14

step necessary, desirable or advisable to give effect to this Scheme (except for the First Supplemental Indenture, which is to be executed by the Trustee party thereto in accordance with clause 7.5(a)(i)(D), and the Amended Term Loan A and the Amended Term Loan B which are to be executed by the Agent as the party thereto in accordance with clause 7.5(a)(i)(D)).

(c)	The appointments and authorities granted under this clause 5 and clauses 4 and 6 shall be treated for all purposes as being fully effective and having been granted by deed poll. The authorities granted in favour of each Scheme Administrator under this Scheme will terminate immediately on the retirement or resignation of each Scheme Administrator in accordance with clause 6 of this Scheme.

5.2	Secured Scheme Creditor Deed Poll

Without limiting the generality of clause 5.1, on and from the Effective Date, each Secured Scheme Creditor irrevocably authorises each Scheme Administrator to execute and deliver, as its attorney and agent, a deed poll substantially in the form of Schedule 6, as amended to include the list of Secured Scheme Creditors.

6.	Scheme Administrator

6.1	Appointment of Scheme Administrators

Each Scheme Administrator will, on and from the Effective Date, be appointed jointly and severally as scheme administrator of this Scheme.

6.2	Qualification, appointment and cessation

(a)	A person shall only be appointed as a scheme administrator of this Scheme, or replace a Scheme Administrator who ceases to be a scheme administrator of this Scheme (except by reason of resignation as the Scheme Administrator under clause 6.8) if the person:

(i)	is not disqualified pursuant to section 411(7) of the Corporations Act;

(ii)	consents to act as a scheme administrator; and

(iii)	signs and delivers a deed poll substantially in the form of the Scheme Administrators Deed Poll.

(b)	A person ceases to be a Scheme Administrator if he or she:

(i)	is disqualified pursuant to section 411(7) of the Corporations Act;

(ii)	resigns from the position of Scheme Administrator by not less than one month's notice in writing to the Companies;

(iii)	is removed from the position of Scheme Administrator by an order of the Court;

(iv)	becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(v)	becomes bankrupt; or

(vi)	dies.

15

6.3	Powers in relation to this Scheme

Subject to clause 6.8, each Scheme Administrator:

(a)	has the power to supervise, administer, implement and carry out its functions as set out in this Scheme;

(b)	has the power to do anything else that is necessary or advisable for the purposes of administering this Scheme; and

(c)	has the power to do anything that is incidental to the exercise of the powers conferred on him or her under clauses 6.3(a) and 6.3(b).

6.4	Exercise of Powers

(a)	Each Scheme Administrator shall be entitled to:

(i)	employ its partners and staff to assist it in the performance or exercise of its duties, obligations, responsibilities and powers under this Scheme;

(ii)	appoint agents to attend to any matter that the Scheme Administrator might attend to under this Scheme and which the Scheme Administrator is unable to attend to or which it is unreasonable to expect the Scheme Administrator to attend to in person; and

(iii)	appoint a solicitor, accountant, barrister or other professionally qualified person or persons to assist or advise the Scheme Administrator.

(b)	Except as expressly provided in this Scheme, in exercising or performing any of its duties, obligations, responsibilities or powers under this Scheme, each Scheme Administrator is taken not to act as, nor to have any of the duties of, a trustee.

(c)	Except where this Scheme expressly authorises a Scheme Administrator to act as agent and attorney for a person in the execution of documents, the Scheme Administrator does not act as agent or attorney for any party to, or person bound by, this Scheme and Claims or obligations of any kind whatsoever incurred in connection with its role as Scheme Administrator are incurred by it personally.

6.5	Liability

Subject to the Corporations Act, a Scheme Administrator is not, in the performance or exercise of its powers, obligations, functions and duties under this Scheme, personally liable for:

(a)	any Claims or obligations of any kind whatsoever incurred by or on behalf of the Companies including, without limitation, any monies borrowed and interest thereon and any contracts adopted or otherwise agreed and any Stamp Duty payable on this Scheme and any tax liable to be remitted or otherwise paid (Liabilities);

(b)	any loss or damage of any kind whatsoever caused by or resulting from any act, default or omission (Losses); or

(c)	any actions, suits, proceedings, accounts, Claims or demands arising out of this Scheme which may be commenced, incurred by or made by any person and all Costs incurred in respect thereof (Demands), whether before, during or after the Effective Date, unless attributable to fraud, wilful misconduct, reckless or gross negligence or breach of fiduciary duty.

16

6.6	Indemnity

(a)	The Companies shall indemnify each Scheme Administrator for:

(i)	all Liabilities, Losses and Demands (as defined in clause 6.5); and

(ii)	all personal liability that the Scheme Administrator may incur in respect of his or her role as Scheme Administrator of the Companies,

unless attributable to fraud, wilful misconduct, reckless or gross negligence or breach of fiduciary duty.

(b)	The indemnity under clause 6.6(a) takes effect on and from the Effective Date and is without limitation as to time notwithstanding the removal of the Scheme Administrator and the appointment of a replacement Scheme Administrator, the resignation of the Scheme Administrator or the termination of this Scheme for any reason whatsoever.

(c)	The indemnity under clause 6.6(a) shall not:

(i)	be affected, limited or prejudiced in any way by any irregularity, defect or invalidity in the appointment of the Scheme Administrator and shall extend to all actions, suits, proceedings, accounts, Liabilities, Claims and Demands arising in any way out of any defect in the appointment of the Scheme Administrator, the approval and implementation of this Scheme or otherwise; or

(ii)	affect or prejudice all or any rights that the Scheme Administrator may have against any other person to be indemnified against the Costs, Losses and Liabilities incurred by the Scheme Administrator in, or incidental to, the exercise or performance of any of the powers or authorities conferred on the Scheme Administrator by or in connection with this Scheme.

(d)	This indemnity survives completion or termination of this Scheme.

6.7	Remuneration

Subject to the Corporations Act, each Scheme Administrator shall be entitled to remuneration for its services together with reimbursement for its Costs, from, and in accordance with the terms of their letter of engagement with, the Companies.

6.8	Resignation of Scheme Administrator

Immediately following the delivery of the register pursuant to clause 7.3(b) evidencing completion of the Steps, each Scheme Administrator resigns as (and is taken to have resigned as) Scheme Administrator.

6.9	Directors of the Companies remain in control

Subject to the terms of this Scheme:

(a)	the directors of each of the Companies:

(i)	remain in control of each of the Companies with respect to the conduct of their respective business; and

(ii)	remain in control of all of the assets of the Companies; and

17

(b)	the Scheme Administrators do not have, and cannot exercise, any power in connection with the matters reserved to the directors of the Companies referred to in clause 6.9(a) above.

7.	Implementation Steps

7.1	Definitions, interpretation and undertaking not to make Claims

(a)	The parties acknowledge and agree that:

(i)	subject to clause 7.1(c), all releases and discharges in this clause 7 are irrevocable at and from the time they are expressed to take effect;

(ii)	a reference to an amount owing in this clause 7 is a reference to that amount whether actually or contingently owing; and

(iii)	notwithstanding anything in clause 7.5, anything (including an issue, allotment, release or discharge) occurring under a Step is binding and effective even if there is no consideration for it.

(b)	Subject to clause 7.1(c), each party releasing a Claim or releasing any other party from an obligation owed to it by that party under this clause 7 absolutely and irrevocably undertakes to that party, at and from the time each such release is expressed to take effect and subject to all conditions to that released Claim or released obligation (if any) having been satisfied in accordance with their terms, that it will not make any Claim in respect of the released Claim or obligation to the extent that the Claim or obligation has been released in accordance with this Scheme and this document may be pleaded as a bar to any such Claim in any jurisdiction whatsoever.

(c)	Where, in the opinion of the Scheme Administrator, acting reasonably, as a result of a release, discharge, allotment, issue or other event referred to or contemplated by a Step failing to occur or to take effect, it is not possible to give effect to the intent and purpose of this Scheme in all material respects:

(i)	no other release, discharge, allotment, issue or other event referred to or contemplated by the Steps has effect (including as a result of non-satisfaction of a condition to a released Claim or released obligation, if any), and each such release, discharge, allotment, issue or other event is deemed not to have effect; and

(ii)	the Obligors, the Trustee, the Agent, the Released Obligor Individuals and the Secured Scheme Creditors shall do all things reasonably necessary to put each other party in the position it would have been in if none of the Steps had occurred. This clause 7.1(c)(ii) survives and continues in effect notwithstanding the effect of clause 7.2.

7.2	Sunset date

If all of the Steps in clause 7.5 have not been completed by 11.59 pm on the Sunset Date, then with effect from that time, this Scheme will not be capable of implementation and this Scheme will lapse, terminate and be of no further force or effect (other than clause 7.1(c)(ii).

7.3	Scheme Administrator's register and certification

(a)	The Scheme Administrator must keep a register noting the time of completion of the Steps in the form of Schedule 2, and the Scheme Administrator must sign it where indicated on completion of each Step. Each of the register and a copy of the

18

register certified by a Scheme Administrator will be conclusive evidence that the Step was completed at the time noted in the register.

(b)	As soon as practicable after completion of the Steps, the Scheme Administrator will give a copy of the register, certified by a Scheme Administrator, to each of the Companies, the Agent and the Trustee.

7.4	Timing of Steps

(a)	As early as practicable on the Effective Date, the Scheme Administrator shall notify the Companies, the Agent and the Trustee of the Effective Date and the Implementation Date. If the date notified by the Scheme Administrator as being the Implementation Date is a date other than the fifth Business Day after the Effective Date, the Scheme Administrator must give the Companies, the Agent and the Trustee full details of the reasons for which Step 2 (Release) and Step 3 (Amendment Documents) inclusive are unable to occur simultaneously on the fifth Business Day after the Effective Date.

(b)	As soon as the Companies have received the notification referred to in clause 7.4(a), BLY must make a public announcement setting out the Effective Date and the anticipated Implementation Date.

(c)	Step 2 (Release) and 3 (Amendment Documents) (inclusive) are to occur simultaneously on the Implementation Date as set out in clause 7.5, subject to the prior completion of Step 1 (Deeds and Amendment Documents) in accordance with its terms.

(d)	If there is a change to the date notified by the Scheme Administrator in accordance with clause 7.4(a) as being the Implementation Date:

(i)	the Scheme Administrator must, as soon as practicable after the change, notify the Companies, the Agent and the Trustee of the details of that change (including the reasons for it); and

(ii)	BLY must make a further public announcement setting out the change to the Implementation Date.

7.5	Steps

(a)	Step 1 (Deeds and Amendment Documents):

(i)	On the Effective Date, prior to any other Step commencing:

(A)	first, the Scheme Administrator must execute and deliver the Secured Scheme Creditor Deed Poll;

(B)	second:

(aa)	each Noteholder and each Obligor, except BLY IP Inc, gives the Trustee all instructions, consents and directions to execute and deliver the Trustee Deed Poll and to perform its obligations under the Trustee Deed Poll and this Scheme;

(bb)	each TLA Purchaser, each TLB Purchaser and each Obligor gives the Agent all instructions, consents and directions to execute and deliver the Agent Deed Poll and to perform its obligations under the Agent Deed Poll and this Scheme;

19

(cc)	the Scheme Administrator must provide to the Trustee and the Agent written notice of the respective instructions and consents referred to in clause 7.5(a)(i)(B)(aa) and clause 7.5(a)(i)(B)(bb) on behalf of each Secured Scheme Creditor pursuant to the appointment in clause 5.1(b);

(C)	third, in accordance with the instructions set out in clauses 4, 7.5(a)(i)(B)(aa) and 7.5(a)(i)(B)(bb) of this Scheme:

(aa)	the Trustee will execute and deliver to the Scheme Administrator the Trustee Deed Poll; and

(bb)	the Agent will execute and deliver to the Scheme Administrator the Agent Deed Poll;

(D)	fourth:

(aa)	the Trustee (in each case, for itself and on behalf of the Noteholders in accordance with the powers granted by the Noteholders in clause 4 of this Scheme) and each Obligor shall execute and deliver the First Supplemental Indenture to the Scheme Administrator to be held in escrow until immediately prior to Step 2 (Release) in accordance with Step 3 (Amendment Documents);

(bb)	the Agent (in each case, for itself and on behalf of the TLA Purchaser in accordance with the powers granted by the TLA Purchasers in clause 4 of this Scheme) and each Obligor shall execute and deliver the Amended Term Loan A to the Scheme Administrator to be held in escrow until immediately prior to Step 2 (Release) in accordance with Step 3 (Amendment Documents); and

(cc)	the Agent (in each case, for itself and on behalf of the TLB Purchaser in accordance with the powers granted by the TLB Purchasers in clause 4 of this Scheme) and each Obligor shall execute and deliver the Amended Term Loan B to the Scheme Administrator to be held in escrow until immediately prior to Step 2 (Release) in accordance with Step 3 (Amendment Documents);

(b)	Step 2 (Release):

(i)	On the Implementation Date, immediately after the completion of the Conversion and the issue of Shares and Warrants under the 7% Creditor Scheme, and simultaneously with Step 3 (Amendment Documents), subject to paragraph (ii) below:

(A)	each Secured Scheme Creditor:

(aa)	releases each Obligor from any Claim it has against that Obligor arising out of any Obligor's failure to comply with the Finance Documents between 27 September 2013 and the Implementation Date or the RSA prior to this Scheme becoming Effective;

(bb)	releases each Released Obligor Individual from all Claims relating to any fact, matter, circumstance or event that arose

20

or occurred in respect of, or in connection with, any Obligor between 27 September 2013 and the Implementation Date;

(cc)	releases each other person that is a Secured Scheme Creditor from all Claims relating to any fact, matter, circumstance or event that arose or occurred as a result of any person's failure to comply with any Finance Document between 27 September 2013 and the Implementation Date or the RSA prior to this Scheme becoming Effective;

(B)	each Obligor releases each Secured Scheme Creditor from any Claim it has against that Secured Scheme Creditor arising out of any Secured Scheme Creditor's failure to comply with the Finance Documents between 27 September 2013 and the Implementation Date or the RSA prior to this Scheme becoming Effective;

(C)	each Released Obligor Individual releases each Secured Scheme Creditor from all Claims relating to any fact, matter, circumstance or event that arose or occurred in respect of, or in connection with, any Obligor between 27 September 2013 and the Implementation Date.

except in the case of each of (A), (B) and (C), and in respect of each Claim:

(D)	to the extent that such Claim relates to the released party's obligations under the RSA that require performance subsequent to this Scheme becoming Effective; or

(E)	to the extent that the released party has engaged in fraud or wilful misconduct or been reckless, grossly negligent or dishonest in respect of the facts, matters, circumstances or events to which that Claim relates.

(ii)	Notwithstanding paragraph (i) above, and subject to clause 7.5(c), each of the Finance Documents and the RSA remain in full force and effect.

(iii)	Notwithstanding anything to the contrary in this Scheme, the releases, waivers and covenants given in this clause 7.5(b) shall not disentitle any Secured Scheme Creditor, the Obligors or the Released Obligor Individuals from enforcing their rights under this Scheme or in respect of any transaction to be implemented or consummated in connection therewith and each party agrees that those releases, waivers and covenants will be limited to the extent necessary to permit each of them to enforce any such rights.

(c)	Step 3 (Amendment Documents)

Simultaneously with Step 2 (Release), the Scheme Administrator shall release the Amendment Documents from escrow, at which point the Amendment Documents shall operate in accordance with their terms.

Immediately after the completion of Step 3 (Amendment Documents), each Secured Scheme Creditor releases each other person that is a Secured Scheme Creditor from all Claims and obligations under the Scheme and the Steps, except to the extent that such Claim relates to the released party's obligations under the RSA that require performance subsequent to this Scheme becoming Effective.

7.6	No inconsistent acts

The parties agree to treat themselves as bound by this Scheme for all purposes and not to act otherwise than in accordance with this Scheme.

21

8.	Standstill AND CONSENTS

8.1	Standstill

(a)	During the period on and from the Effective Date up to the completion of Step 3 (Amendment Documents) (the Standstill Period), the Trustee, the Agent and each Secured Scheme Creditor agrees that it will not, except for the purpose of enforcing the terms of this Scheme, or any Deed Poll, or as otherwise expressly provided by this Scheme:

(i)	exercise any right or remedy it may have under or in connection with the documents governing their respective Claims against the Obligors, including any right to seek interest payments under any such document, or under any applicable United States, Australian, Canadian or foreign law or otherwise with respect to any defaults, events of default or default events, howsoever described, which may arise under such documents;

(ii)	commence or continue any legal action, Claim or other proceedings against any Obligor or the assets of any Obligor, including but not limited to in connection with any rights arising out of an event of default, default or default event, howsoever described, under any Finance Document;

(iii)	exercise and, in the case of the Secured Scheme Creditors, not direct the Agent or the Trustee to exercise, and shall instruct each of the Agent and the Trustee to desist from exercising, any rights under any Finance Document;

(iv)	take any step to enforce or make any demand under any guarantee, security or other right of recourse held by the Secured Scheme Creditors in respect of any Finance Document;

(v)	take, or concur in the taking, of any step to wind up, appoint a liquidator, administrator, receiver, receiver and manager, or analogous office over, or commence any other insolvency related or attachment proceedings against, any Obligor or the assets of any Obligor;

(vi)	take any steps to demand or enforce payment of all or part of any money owing, whether actually or contingently, by any Obligor pursuant to a right under any Finance Document;

(vii)	declare any event of default, default or default event, howsoever described, under any Finance Document, including in respect of any circumstances subsisting as at or prior to the Effective Date;

(viii)	ask or require any Obligor under any Finance Document to make any payment in respect of any indebtedness, liability or obligations (in each case, including at law) of such Obligor, including under or in connection with any Finance Document or any transaction under, or contemplated by, any Finance Document;

(ix)	institute or prosecute any legal proceedings in relation to any Claim under any Finance Document against any Obligor or any other person to be released under this Scheme to the extent that such Claim or obligation is to be released under this Scheme; or

(x)	exercise any rights against any Obligor which they may have on the occurrence of a breach, default, event of default, potential event of default or termination event (in each case, howsoever described or arising) under any Finance Document.

22

(b)	During the Standstill Period:

(i)	the Trustee and each Noteholder agrees not to dispose of or transfer any right under the Secured Indenture and the Noteholders direct the Trustee not to register any such disposal or transfer;

(ii)	the Agent and each TLA Purchaser agrees not to dispose of or transfer any right under the Term Loan A and each TLA Purchaser directs the Agent not to register any such disposal or transfer; and

(iii)	the Agent and each TLB Purchaser agrees not to dispose of or transfer any right under the Term Loan B and each TLB Purchaser directs the Agent not to register any such disposal or transfer.

8.2	Consent, waiver and release

The Trustee, the Agent, each Secured Scheme Creditor, and each Obligor whose consent or agreement is necessary under any Finance Document to give effect to this Scheme:

(a)	irrevocably consents and agrees to each Obligor:

(i)	entering into, or otherwise becoming bound by, each Relevant Document;

(ii)	performing its respective obligations and transactions under, or as contemplated by, those Relevant Documents (including, but not limited to, Court applications for the purposes of this Scheme); and

(iii)	carrying out any step for the purposes of, or otherwise acting consistently with, those Relevant Documents;

(b)	agrees that no breach, non-compliance, default, event of default or potential event of default or termination event (in each case, howsoever described) under any Finance Document:

(i)	has occurred (and agrees that it is taken to have not occurred), as a result of;

(ii)	has been caused by (and agrees that it is taken to have not been caused by);

(iii)	is continuing (and agrees that it is taken not to be continuing), as a result of; or

(iv)	will or can occur, as a result of or be caused by,

any Obligor entering into or performing any Relevant Document or the obligations or transactions under, or contemplated by, any Relevant Document (including, but not limited to, any court applications for the purposes of this Scheme) or carrying out any step for the purposes of, or otherwise acting consistently with the Relevant Documents, and if any such event is deemed to have occurred then it is expressly waived notwithstanding any requirements relating to waiver in the Finance Documents;

(c)	without limiting any other clause in this Scheme, agrees that if any change of control, in each case howsoever described, (Change of Control Event) has occurred under any of the Finance Documents at any time, up to and including the Implementation Date, any rights arising out of or in connection with the Change of Control Event are waived notwithstanding any requirements relating to waiver in the Finance Documents;

23

(d)	agrees and consents to any releases which are given, or disposals of rights or other property which are made or occur, by any Obligor under, or which are otherwise contemplated by, the Relevant Documents; and

(e)	agrees that the Trustee and the Agent have committed no breach, non-compliance or default under the relevant Finance Documents by executing the Undertakings, and if any such event is deemed to have occurred then it is expressly waived notwithstanding any requirements relating to waiver in the Finance Documents.

9.	Notices

9.1	How to give a notice

A notice, consent or other communication under this document is only effective if it is:

(a)	in writing, signed by or on behalf of the person giving it;

(b)	addressed to the person to whom it is to be given; and

(c)	either:

(i)	sent by pre-paid mail (by airmail, if the addressee is overseas) or delivered to that person's address;

(ii)	sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full without error; or

(iii)	sent in electronic form (such as email).

9.2	When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a)	if it is sent by fax or delivered, if received:

(i)	by 5.00 pm (local time in the place of receipt) on a Business Day - on that day; or

(ii)	after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day;

(b)	if it is sent by mail:

(i)	within Australia - three Business Days after posting; or

(ii)	to or from a place outside Australia - seven Business Days after posting; and

(c)	if it is sent in electronic form - when the sender receives confirmation on its server that the message has been transmitted:

(i)	if it is transmitted by 5.00 pm (Sydney time) on a Business Day – on that Business Day; or

(ii)	if it is transmitted after 5.00 pm (Sydney time) on a Business Day, or on a day that is not a Business Day – on the next Business Day.

24

9.3	Address for notices

A person's mail and email address and fax number are those set out below, or as the person notifies the sender:

(a)	Scheme Administrator

Attention:	Scott Kershaw and Jenny Nettleton

Address:	Korda Mentha
Level 5, 2 Chifley Square
Sydney New South Wales 2000
Australia

Fax:	+61 2 8257 3044

Email:	jnettleton@kordamentha.com

(b)	Trustee

Attention:	Corporate Trust Services

Address:	U.S. Bank National Association
170 South Main Street, Suite 200
Salt Lake City
Utah 84101
United States

Fax:	(801) 534-6013

With a copy to (but which will not constitute notice):Attention:  Mark Williamson

Address:	Piper Alderman
Level 23
Governor Macquarie Tower
1 Farrer Place
Sydney
New South Wales 2000
Australia

Fax:	+61 2 9253 9900

Email:	mwilliamson@piperalderman.com.au

And

Attention:	Frank Ciaccio

Address:	Dorsey & Whitney LLP
51 West 52nd Street
New York
NY 10019-6119
United States

Email:	ciaccio.frank@dorsey.com

25

(c)	Agent

Attention:	Renee Kuhl

Address:	Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
United States

Fax:	+1 612 217 5635

Email:	rkuhl@wilmingtontrust.com

With a copy to (but which will not constitute notice):

Attention:	Chaz Beasley

Address:	Alston & Bird LLP
Bank of America Plaza
101 South Tyron Street
Suite 4000
Charlotte
NC 28280-4000
United States

Fax:	+1 704-444-1111

Email:	chaz.beasley@alston.com

(d)	Obligors (including the Companies)

Attention:	Fabrizio Rasetti

Address:	Boart Longyear
2570 West 1700 South
Salt Lake City
UT. 84104
United States

Email:	frasetti@boartlongyear.com

With a copy to (but which will not constitute notice):

Attention:	James Marshall

Address:	Ashurst Australia
Level 11
5 Martin Place
Sydney
NSW 2000

Fax:	+ 61 2 9258 6999

Email:	james.marshall@ashurst.com

26

With a copy to (but which will not constitute notice):

Attention:	Dennis F. Dunne and Evan R. Fleck

Address:	Milbank Tweed Hadley & McCloy LLP
28 Liberty Street
New York
NY 10005
United States

Fax:	+1 212 822 5567

Email:	efleck@milbank.com / ddunne@milbank.com

(e)	Secured Scheme Creditors

Attention:	Matt Sheahan

Address:	Ares Management LLC
2000 Avenue of the Stars 12th Floor Los Angeles, California 90067 United States

Fax:	+1 (310) 861-1611

Email:	msheahan@aresmgmt.com

And:

Attention:	Lawrence First

Address:	Ascribe II Investments LLC
299 Park Avenue, 34th Floor New York, New York 10171 United States

Fax:	+1 (212) 697-5524

Email:	lfirst@ascribecapital.com

With a copy to (but which will not constitute notice):

Attention:	Michael Dodge and Genevieve Sexton

Address:	Arnold Bloch Leibler
333 Collins Street
Level 21
Melbourne Victoria 3000
Australia

Fax:	+61 3 9916 9321 / +61 3 9916 9391

Email:	mdodge@abl.com.au / gsexton@abl.com.au

With a copy to (but which will not constitute notice):

Attention:	Michael H. Torkin and Daniel L. Biller

27

Address:	Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
United States

Fax:	+1 (212) 291-9376 / +1 (212) 291-9693

Email:	torkinm@sullcrom.com / billerd@sullcrom.com

10.	General Provisions

10.1	Further assurances

The Scheme Administrator, the Trustee, the Agent, each Secured Scheme Creditor and each Obligor must do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable (in the opinion of the Companies, acting in good faith) to give full effect to the terms of this Scheme and the transactions contemplated by it.

10.2	Binding effect of Scheme

This Scheme binds the Companies, each Secured Scheme Creditor (including each Secured Scheme Creditor who did not attend the Scheme Meeting, who did not vote at the Scheme Meeting or who voted against this Scheme) and, to the extent of any inconsistency, overrides the terms of the Finance Documents. This Scheme also binds any party who agrees to be bound by this Scheme pursuant to a Deed Poll.

10.3	Costs and Stamp Duty

(a)	The Companies are liable for, and must pay all Stamp Duty on or relating to the execution, delivery and performance of this Scheme, any instrument executed under or in connection with this Scheme or any transaction evidenced, effected or contemplated by this Scheme.

(b)	If a person other than the Companies pays any Stamp Duty on or relating to the execution, delivery and performance of this Scheme, any instrument executed under or in connection with this Scheme or any transaction evidenced, effected or contemplated by this Scheme, then the Companies must pay that amount to the paying party on demand.

(c)	This clause 10.3 survives completion of this Scheme.

10.4	Amendment

A provision of this Scheme may not be amended or varied except by an order of the Court pursuant to section 411(6) of the Corporations Act, being an order which imposes alterations or conditions which do not change the substance of this Scheme, including the Steps, in any material respect.

10.5	Governing Law and jurisdiction

(a)	This Scheme is governed by the laws of the State of New South Wales.

(b)	Each party submits to the non-exclusive jurisdiction of the courts of that State and courts of appeal from them, in respect of any proceedings arising out of or in connection with the subject matter of the Scheme.

28

Schedule 1

Finance Documents

Item No.	Document	Parties	Date

Credit Agreements

1.	Term Loan A Credit Agreement	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Longyear Canada ULC, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd, Votraint No. 1609 Pty Limited, Boart Longyear Australia Pty Limited, Longyear Holdings Inc., Longyear TM Inc., Boart Longyear Company, Boart Longyear Manufacturing and Distribution Inc., Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada, Boart Longyear S.A.C. (Guarantors), CP II Dutch Acquisition – ND2 B.V., CCP Credit SC II Dutch Acquisition – ND2 B.V. (Initial Purchasers), Wilmington Trust, National Association (Agent)	22 October 2014

2.	First Amendment to Term Loan A Credit Agreement	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Longyear Canada ULC, Boart Longyear Alberta Limited, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd, Votraint No. 1609 Pty Limited, Boart Longyear Australia Pty Limited, Longyear Holdings Inc, Longyear TM Inc, Boart Longyear Company, Boart Longyear Manufacturing USA Inc, BLY IP Inc, Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada, Boart Longyear S.A.C. (Guarantors), CP II Dutch Acquisition – ND2 B.V., CCP Credit SC II Dutch Acquisition – ND B.V. (Initial Purchasers), Wilmington Trust, National Association (Agent)	29 May 2015

3.	Second Amendment to Term Loan A Credit Agreement	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Longyear Canada ULC, Boart Longyear Alberta Limited, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd, Votraint No. 1609 Pty Limited, Boart Longyear	4 January 2017

29

Item No.	Document	Parties	Date

Australia Pty Limited, Longyear Holdings Inc, Longyear TM Inc, Boart Longyear Company, Boart Longyear Manufacturing USA Inc, BLY IP Inc, Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada, Boart Longyear S.A.C., BL DDL NY Holdings Inc., BL DDL Holdings Pty. Limited, BL DDL Holdings II Pty Limited, BL Canada DDL Inc., BL Canada Holdings Inc. (Guarantors), CP II Dutch Acquisition – ND2 B.V., CCP Credit SC II Dutch Acquisition – ND B.V. (Initial Purchasers), Wilmington Trust, National Association (Agent)

4.	Third Amendment to Term Loan A Credit Agreement	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Longyear Canada ULC, Boart Longyear Alberta Limited, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd, Votraint No. 1609 Pty Limited, Boart Longyear Australia Pty Limited, Longyear Holdings Inc, Longyear TM Inc, Boart Longyear Company, Boart Longyear Manufacturing USA Inc, BLY IP Inc, Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada, Boart Longyear S.A.C., BL DDL NY Holdings Inc., BL DDL Holdings Pty. Limited, BL DDL Holdings II Pty Limited, BL Canada DDL Inc., BL Canada Holdings Inc. (Guarantors), CP II Dutch Acquisition – ND2 B.V., CCP Credit SC II Dutch Acquisition – ND B.V. (Initial Purchasers), Wilmington Trust, National Association (Agent)	2 April 2017

5.	Term Loan B Credit Agreement	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Longyear Canada ULC, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd, Votraint No. 1609 Pty Limited, Boart Longyear Australia Pty Limited, Longyear Holdings Inc., Longyear TM Inc., Boart Longyear Company, Boart Longyear Manufacturing USA Inc., Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada,	22 October 2014

30

Item No.	Document	Parties	Date

Boart Longyear S.A.C. (Guarantors), CP II Dutch Acquisition – ND2 B.V., CCP Credit SC II Dutch Acquisition – ND B.V. (Initial Purchasers), Wilmington Trust, National Association (Agent)

6.	First Amendment to Term Loan B Credit Agreement	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Longyear Canada ULC, Boart Longyear Alberta Limited, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd, Votraint No. 1609 Pty Limited, Boart Longyear Australia Pty Limited, Longyear Holdings Inc, Longyear TM Inc, Boart Longyear Company, Boart Longyear Manufacturing and Distribution Inc, BLY IP Inc, Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada, Boart Longyear S.A.C.(Guarantors), CP II Dutch Acquisition – ND2 B.V., CCP Credit SC II Dutch Acquisition – ND B.V. (Initial Purchasers), Wilmington Trust, National Association (Agent)	29 May 2015

7.	Second Amendment to Term Loan B Credit Agreement	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Longyear Canada ULC, Boart Longyear Alberta Limited, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd, Votraint No. 1609 Pty Limited, Boart Longyear Australia Pty Limited, Longyear Holdings Inc, Longyear TM Inc, Boart Longyear Company, Boart Longyear Manufacturing and Distribution Inc, BLY IP Inc, Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada, Boart Longyear S.A.C., BL DDL NY Holdings Inc., BL DDL Holdings Pty. Limited, BL DDL Holdings II Pty Limited, BL Canada DDL Inc., BL Canada Holdings Inc. (Guarantors), CP II Dutch Acquisition – ND2 B.V., CCP Credit SC II Dutch Acquisition – ND B.V. (Initial Purchasers), Wilmington Trust, National Association (Agent)	4 January 2017

8.	Third Amendment to Term Loan B Credit Agreement	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Longyear Canada ULC, Boart	2 April 2017

31

Item No.	Document	Parties	Date

Longyear Alberta Limited, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd, Votraint No. 1609 Pty Limited, Boart Longyear Australia Pty Limited, Longyear Holdings Inc, Longyear TM Inc, Boart Longyear Company, Boart Longyear Manufacturing and Distribution Inc, BLY IP Inc, Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada, Boart Longyear S.A.C., BL DDL NY Holdings Inc., BL DDL Holdings Pty. Limited, BL DDL Holdings II Pty Limited, BL Canada DDL Inc., BL Canada Holdings Inc. (Guarantors), CP II Dutch Acquisition – ND2 B.V., CCP Credit SC II Dutch Acquisition – ND B.V. (Initial Purchasers), Wilmington Trust, National Association (Agent)

9.	Senior Secured Indenture and the Notes issued thereunder	Boart Longyear Management Pty Limited (Issuer), Boart Longyear Limited, Boart Longyear Australia Pty Limited, Votraint No. 1609 Pty Limited, Longyear Canada ULC, Boart Longyear Manufacturing Canada Ltd., Boart Longyear Company, Boart Longyear Canada, Longyear Holdings Inc, Longyear TM Inc, Boart Longyear Manufacturing and Distribution Inc, Boart Longyear Suisse SARL, Boart Longyear Chile Limitada, Boart Longyear Comercializadora Limitada, Boart Longyear S.A.C. (Guarantors), U.S. Bank, National Association (Trustee)	27 September 2013

Security documents

10.	Term Loan A General Security Deed	Wilmington Trust National Association (Secured Party) and Boart Longyear Limited (ACN 123 052 728), Votraint No. 1609 Pty Limited (ACN 119 244 272), Boart Longyear Management Pty Limited (ACN 123 283 545) and Boart Longyear Australia Pty Ltd (ACN 000 401 025) (each a Grantor)	22 October 2014

11.	Term Loan A U.S. Security and Pledge Agreement	Wilmington Trust National Association (Secured Party) and Boart Longyear Limited (ACN 123 052 728), Boart Longyear Management Pty Limited (ACN 123	22 October 2014

32

Item No.	Document	Parties	Date

283 545), Votraint No. 1609 Pty Limited (ACN 119 244 272), Boart Longyear Australia Pty Ltd (ACN 000 401 025), Boart Longyear Manufacturing Canada Ltd., Longyear Canada, ULC, Boart Longyear Canada, Longyear Holdings, Inc., Longyear TM, Inc. Boart Longyear Company, Boart Longyear Manufacturing and Distribution Inc., Boart Longyear Suisse Sarl, Boart Longyear Chile Limitada, Boart Longyear Comercializadora, Boart Longyear S.A.C. (each a Grantor)

12.	Term Loan A Canadian Security and Pledge Agreement	Wilmington Trust National Association (Secured Party) and Longyear Canada, ULC, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd., Boart Longyear Manufacturing and Distribution Inc., and Votraint No. 1609 Pty Limited (ACN 119 244 272) (each a Grantor)	22 October 2014

13.	Term Loan A Canadian Demand Debenture	Wilmington Trust National Association (Secured Party) and Longyear Canada, ULC	22 December 2014

14.	Term Loan B General Security Deed	Wilmington Trust National Association (Secured Party) and Boart Longyear Limited (ACN 123 052 728), Votraint No. 1609 Pty Limited (ACN 119 244 272), Boart Longyear Management Pty Limited (ACN 123 283 545) and Boart Longyear Australia Pty Ltd (ACN 000 401 025) (each a Grantor)	22 October 2014

15.	Term Loan B U.S. Security and Pledge Agreement	Wilmington Trust National Association (Secured Party) and Boart Longyear Limited (ACN 123 052 728), Boart Longyear Management Pty Limited (ACN 123 283 545), Votraint No. 1609 Pty Limited (ACN 119 244 272), Boart Longyear Australia Pty Ltd (ACN 000 401 025), Boart Longyear Manufacturing Canada Ltd., Longyear Canada, ULC, Boart Longyear Canada, Longyear Holdings, Inc., Longyear TM, Inc. Boart Longyear Company, Boart Longyear Manufacturing and Distribution Inc., Boart Longyear Suisse Sarl, Boart Longyear Chile Limitada, Boart Longyear Comercializadora, Boart	22 October 2014

33

Item No.	Document	Parties	Date

Longyear S.A.C. (each a Grantor)

16.	Term Loan B Canadian Security and Pledge Agreement	Wilmington Trust National Association (Secured Party) and Longyear Canada, ULC, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd., Boart Longyear Manufacturing and Distribution Inc., and Votraint No. 1609 Pty Limited (ACN 119 244 272) (each a Grantor)	22 October 2014

17.	Term Loan B Canadian Demand Debenture	Wilmington Trust National Association (Secured Party) and Longyear Canada, ULC	22 December 2014

18.	Secured Notes Indenture U.S. Security Agreement	U.S. Bank National Association (Secured Party) and Boart Longyear Management Pty Limited (ACN 123 283 545), Boart Longyear Limited (ACN 123 052 728), Votraint No. 1609 Pty Limited (ACN 119 244 272), Boart Longyear Manufacturing Canada Ltd., Longyear Canada, ULC, Boart Longyear Company, Boart Longyear Manufacturing and Distribution Inc., Longyear Holdings, Inc., Longyear TM., and Boart Longyear Canada (each a Grantor)	27 September 2013

19.	Secured Notes Indenture General Security Deed	U.S. Bank National Association (Secured Party) Boart Longyear Management Pty Limited (ACN 123 283 545), Boart Longyear Limited (ACN 123 052 728), Votraint No. 1609 Pty Limited (ACN 119 244 272) and Boart Longyear Australia Pty Ltd (ACN 000 401 025) (each a Grantor)	27 September 2013

20.	Secured Notes Indenture Canadian Security Agreement	U.S. Bank National Association (Secured Party) and Longyear Canada, ULC, Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd. and Votraint No. 1609 Pty Limited (ACN 119 244 272) (each a Grantor)	27 September 2013

34

Schedule 2

Scheme Administrator's Steps Register

Step	Time/Date completed	Scheme Administrator's signature

Step 1 (Deeds and Amendment Documents)	Time: Date:

Name:

Step 2 (Release)	Time: Date:

Name:

Step 3 (Amendment Documents)	Time: Date:

Name:

Time/Date all Steps completed	Time: Date:

Signature of Scheme Administrator
Name:

35

Schedule 3

First Supplemental Indenture

36

BOART LONGYEAR MANAGEMENT PTY LIMITED,

as Issuer,

the Subsidiary Guarantors party hereto,

and

U.S. BANK NATIONAL ASSOCIATION,

as Trustee and Collateral Agent

FIRST SUPPLEMENTAL INDENTURE

Dated as of [      ], 2017

12.0% / 10.0% Senior Secured PIK Toggle Notes due 2022

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of [           ], 2017, among BOART LONGYEAR MANAGEMENT PTY LIMITED, a corporation incorporated under the laws of the Commonwealth of Australia (the “Issuer”), the Subsidiary Guarantors, BLY IP Inc.(the “New Subsidiary Guarantor”) and U.S. BANK NATIONAL ASSOCIATION, as trustee (the “Trustee”). Terms used herein which are defined in the Indenture (as hereinafter defined) shall have the respective meanings assigned to them in the Indenture.

RECITALS

WHEREAS, the Issuer, Boart Longyear Limited (the “Parent”), certain Subsidiary Guarantors and the Trustee entered into an Indenture, dated as of September 27, 2013 (the “Indenture”), pursuant to which the Issuer issued $300,000,000 in aggregate principal amount of its 10.00% Senior Secured Notes due 2018; and

WHEREAS, the Parent, the Issuer, the Subsidiary Guarantors and the New Subsidiary Guarantor executed a deed poll dated [           ], the Trustee executed a deed poll dated [       ] and the Supreme Court of New South Wales approved a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (the “Scheme”) between the Parent, the Issuer, certain Subsidiary Guarantors and the Holders of the Securities which became effective on [      ], by operation of which the Parent, the Issuer, the Subsidiary Guarantors, the New Subsidiary Guarantor, the Holders of the Securities and the Trustee, in accordance with the instructions of the Holders of the Securities given by operation of the Scheme pursuant to the Court’s order and the Corporations Act 2001 (Cth), are entering into this First Supplemental Indenture;

WHEREAS, Section 4.12 of the Indenture provides that, in the event the Issuer elects to have any Restricted Subsidiary become a Subsidiary Guarantor, the Issuer shall cause such Restricted Subsidiary to enter into a supplemental indenture in order to become a Subsidiary Guarantor under the Indenture; and

WHEREAS, all acts and things prescribed by law and by the articles of incorporation and bylaws of the Issuer, the New Subsidiary Guarantor and the Trustee necessary to make this First Supplemental Indenture a valid instrument legally binding on the Issuer, the New Subsidiary Guarantor and the Trustee, in accordance with its terms, have been done and performed.

NOW, THEREFORE, in order to declare the terms and conditions of the guarantee of the Securities by the New Subsidiary Guarantor, and in consideration of the premises hereof and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders from time to time of the Securities, as follows:

ARTICLE I

SUBSIDIARY GUARANTEE

The New Subsidiary Guarantor hereby acknowledges, agrees and confirms that, by its execution of this First Supplemental Indenture, such New Subsidiary Guarantor accedes to and assumes the obligations of a Subsidiary Guarantor to the extent necessary to provide a senior unsecured Guarantee, shall be deemed to be a party to the Indenture and a Subsidiary Guarantor for all purposes of the Indenture, and shall be bound by all of the terms, provisions and conditions contained in the Indenture applicable to a Subsidiary Guarantor, all as if such New Subsidiary Guarantor had originally executed the

Indenture. Without limitation of the foregoing, the Subsidiary Guarantee of such New Subsidiary Guarantor shall be automatically and unconditionally released and discharged upon any of the circumstances described in clauses (1) through (5) of Section 10.07 of the Indenture.

Notwithstanding the foregoing or any provision to the contrary set forth in the Indenture, the guarantee provided by the New Subsidiary Guarantor shall be subject in all respect to the terms and conditions of the Subordination Agreement. For purposes hereof, “Subordination Agreement” means that certain [Subordination Agreement] dated as of [                        ], 2017, by and among [U.S. Bank National Association, as trustee], the Issuer, New Subsidiary Guarantor, [Wilmington Trust, National Association, as administrative agent under the Term Loan A Securities Agreement, Wilmington Trust, National Association, as administrative agent under the Term Loan B Securities Agreement] and the other parties thereto from time to time.

ARTICLE II

RATIFICATION AND CONFIRMATION OF THE INDENTURE

This First Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes. Except as specifically modified herein, the Indenture and the Securities are in all respects ratified and confirmed (mutatis mutandis) and shall remain in full force and effect in accordance with their terms.

ARTICLE III

EFFECTIVENESS

Each of the Issuer, the Parent and the Guarantors (including the New Subsidiary Guarantor), represents and warrants that each of the conditions precedent to the amendment and supplement of the Indenture have been satisfied in all respects.

This First Supplemental Indenture shall become effective upon execution and delivery by each of the Issuer, the Guarantors (including the New Subsidiary Guarantor) and the Trustee.

The waivers and amendments set forth in Article IV hereof shall become operative in respect of the Securities, and the terms of the Indenture and each Global Note shall be waived, amended, supplemented, modified or deleted as provided for in Article IV below upon execution of this First Supplemental Indenture.

ARTICLE IV

INDENTURE AMENDMENTS

Subject to Article II hereof, the Indenture is hereby amended as follows:

A.	The Stated Maturity of the Securities is hereby changed from “October 1, 2018” to “December 31, 2022”;

B.	All references to minimum denominations with respect to redemption of Securities in the Indenture, including with respect to the selection of any Securities to be redeemed pursuant to Sections 4.06 and 4.09, and Exhibit 1 shall be changed from minimum

2

denominations of $2,000 principal amount or any greater integral multiple of $1,000 to Securities in denominations of at least $2,000, or integral multiples of $1 in excess thereof;

C.	The Interest Payment Dates of the Securities shall be amended from “April 1 and October 1” to “June 30 and December 31”, respectively, of each year;

D.	The Record Dates of the Securities shall be amended from “March 15 and September 15” to “June 15 and December 15”, respectively, of each year;

E.	The definition of “Initial Securities” shall be amended and restated in its entirety as follows:

““Initial Securities” means $[    ] aggregate principal amount of 12.0% / 10.0% Senior Secured PIK Toggle Notes due 2022 issued on the Reissue Date.”

F.	The definition of “Change of Control” is hereby amended by deleting the period at the end thereof and inserting the text: “;

provided, however, that no merger or amalgamation of the Issuer or the Parent with or into another person effected to change the domicile of the Issuer or the Parent, as applicable, shall be a Change of Control; and provided further, that the foregoing definition of “Change of Control” shall apply only to such events occurring after [    ].”

G.	Clause (15) of the definition of “Permitted Investment” is hereby amended and restated in its entirety as follows:

“(15)               any Person to the extent such Investment exists on [    ], 2017 and any extension, modification or renewal of any such Investments existing on [    ], 2017, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Reissue Date);”

H.	Clause (16) of the definition of “Permitted Investment” is hereby amended and restated in its entirety as follows:

“(16)               [Reserved].”

I.	The following definitions shall be added to Section 1.01:

1.	“Existing ABL” means the Revolving Credit and Security Agreement, dated as of May 29, 2015, among PNC Bank, National Association, as lender and agent, Boart Longyear Management Pty Limited and the guarantors party thereto, as amended by the First Amendment to Revolving Credit and Security Agreement, dated as of April 2, 2017.

2.	“New Money ABL” means a new revolving asset-based lending facility being entered into by the Issuer on or about the Reissue Date to replace the Existing ABL.

3

3.	“PIK Interest” has the meaning specified in Exhibit 1.

4.	“PIK Payment” has the meaning specified in Section 2.01(a).

5.	“Reissue Date” means [ ].

6.	“Secured Term Loan Interest” means (a) Obligations (as defined in the Term Loan A Securities Agreement as of the Reissue Date) owed under the Term Loan A Securities in excess of $85 million and (b) Obligations (as defined in the Term Loan B Securities Agreement as of the Reissue Date) owed under the Term Loan B Securities in excess of $105 million, up to, in the aggregate for clauses (a) and (b), the Secured Term Loan Interest Amount.

7.	“Secured Term Loan Interest Amount” means, as of any date of determination, the sum of:

(a)	The greater of (x) zero dollars and (y):

(i)	the amount of Permitted Indebtedness permitted to be outstanding under Section 4.03(b)(16)(i) hereof (which for clarification purposes is $35,000,000 as of the Reissue Date) minus

(ii)	advances (including revolving advances and letters of credit, if any, and equivalent concepts) drawn under the New Money ABL; and

(b)	the greater of (x) zero dollars and (y):

(i)	$385 million dollars (representing the sum of the principal amounts outstanding (not including any accrued, accreted and/or capitalized interest) immediately prior to the Reissue Date of (I) the Securities, (II) the Term Loan A Securities and (III) the Term Loan B Securities) less

(ii)	as of such date of determination, the sum of (I) principal amounts then outstanding (not including any accrued, accreted and/or capitalized interest, including PIK Interest, whether or not accrued, accreted and/or capitalized before, on or after the Reissue Date) of (A) the Securities, (B) the Term Loan A Securities and (C) the Term Loan B Securities and (II) commitments, whether or not drawn, under the New Money ABL in excess of $75 million (except to the extent that such commitments are or would be secured by Permitted Liens described in clause (27) of the definition thereof).

8.	“Subordinated Notes” means the 1.50% Subordinated PIK Notes due 2022 issued under the 7% Senior Notes Indenture, as amended and supplemented from time to time.

4

9.	“Term Loan A Securities” has the meaning given in Section 2.01 of the Term Loan A Securities Agreement.

10.	“Term Loan A Securities Agreement” means the Term Loan A Securities Agreement, dated as of October 22, 2014, among the Issuer, the guarantors party thereto, and Wilmington Trust, National Association, as administrative agent, as amended from time to time.

11.	“Term Loan B Securities” means has the meaning given in Section 2.01 of the Term Loan B Securities Agreement.

12.	“Term Loan B Securities Agreement” means the Term Loan B Securities Agreement, dated as of October 22, 2014, among the Issuer, the guarantors party thereto, and Wilmington Trust, National Association, as administrative agent, as amended from time to time.

J.	The first sentence of Section 1.03 is hereby amended and restated as follows: “This Indenture is subject to the mandatory provisions of the TIA which are incorporated by reference in and made a part of this Indenture; provided, however, that for the avoidance of doubt, Sections 315(d)(3) and 316(a) of the TIA are hereby expressly excluded.”

K.	Section 2.01 of the Indenture shall be amended and restated in its entirety as follows:

“(a) Form and Dating. The Securities will be substantially in the form of Exhibit 1 hereto (the “Appendix”). The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Security will be dated the date of its authentication. The Securities shall be issued in minimum denominations of $2,000 and any integral multiples of $1 in excess thereof. The terms and provisions contained in the Securities will constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.   However, to the extent any provision of any Security conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

In connection with the payment of PIK Interest in respect of the Securities, the outstanding principal amount of the Securities shall be increased through the capitalization of such interest thereon (the “PIK Payment”). Unless the context requires otherwise, references to the “principal” or “principal amount” of Securities, including for purposes of calculating any redemption price or redemption amount, includes any increase in the principal amount of the Securities as a result of a PIK Payment.

(b) Global Securities. Securities issued in global form will be substantially in the form of Exhibit 1 hereto (including the Legend thereon and the “Schedule of Increases or Decreases in the Global Security” attached thereto). Securities issued in definitive form will be substantially in the form of Exhibit 1 hereto (but without the Legend thereon and without the “Schedule of Increases or Decreases in the Global Security” or the “Schedule of Increases or Decreases in the Regulation S Temporary Global Security” attached thereto). Each Global Security will represent such of the outstanding Securities as will be specified therein and each shall represent the aggregate principal amount of outstanding Securities from time to time endorsed thereon and the aggregate principal amount of outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges,

5

redemptions and PIK Payments. Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Securities represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in the case of an increase resulting from a PIK Payment, in accordance with the applicable provisions hereof.”

L.	Section 2.02 of the Indenture shall be amended and restated in its entirety as follows:

“Execution and Authentication. Two Officers shall sign the Securities by manual signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

A Security shall not be valid or obligatory for any purpose until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The signature shall be conclusive evidence that the Security has been authenticated and delivered under this Indenture.

The Trustee will, upon receipt of a written order of the Issuer signed by two Officers (an “Authentication Order”), authenticate Securities for original issue that may be validly issued under this Indenture. Such order shall specify the amount of the Securities to be authenticated and the date on which the original issue of Securities is to be authenticated and, in the case of an issuance of Additional Securities pursuant to Section 2.13 after the Reissue Date, shall certify that such issuance is in compliance with Section 4.03. The aggregate principal amount of the Securities that may be issued under this Indenture may not exceed $[    ] (exclusive of Securities issued pursuant to Sections 2.06, 2.07 or 2.09); provided that nothing in this sentence shall restrict the payment of PIK Payments (or the increasing of the principal amount of the Securities in connection with the payment of PIK Payments).

On any Interest Payment Date (as defined in Exhibit 1) on which the Issuer pays interest all or in part in PIK Interest with respect to a Security, the principal amount of such Security shall be increased by an amount equal to the interest payable, rounded up to the nearest $1, for the relevant interest period on the principal amount of such Security as of the relevant record date for such Interest Payment Date, to the credit of the Holders on such record date, pro rata in accordance with their interests or, if applicable, otherwise in accordance with the procedures of the Depository, and an adjustment shall be made on the books and records of the Trustee (if it is then the Custodian for such Security) with respect to such Security, by the Trustee or the Custodian, to reflect such increase. In connection with any payment of PIK Interest, no later than two (2) Business Days prior to the relevant Interest Payment Date, the Issuer shall deliver to the Trustee and the Paying Agent (if other than the Trustee) written notification, executed by two Officers, setting forth the amount of PIK Interest to be paid on such Interest Payment Date and directing the Trustee and the Paying Agent (if other than the Trustee) to increase the principal amount of the Securities in accordance with this paragraph, which notification the Trustee and Paying Agent shall be entitled to rely upon.

The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such

6

agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.”

M.	All references in Sections 1.04(10) and 2.13 of the Indenture to the “Issue Date” are hereby amended to be references to the “Reissue Date”;

N.	Section 4.01 of the Indenture shall be amended and restated in its entirety as follows:

“Payment of Securities. The Issuer shall promptly pay or cause to be paid the principal of and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture, including any additional interest required to be paid as a result of the operation of Paragraph 1 of Exhibit 1 hereto. Principal shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds in accordance with this Indenture (as of 1:00 p.m., New York City time, on the due date) money deposited by the Issuer in immediately available funds sufficient to pay all principal then due. PIK Interest shall be considered paid on the date due in accordance with the terms hereof and of the Securities, when the principal amount of the applicable Securities is increased in an amount equal to the amount of the applicable PIK Interest. The Issuer shall pay interest on overdue principal at the rate specified therefor in the Securities, and they shall pay interest on overdue installments of interest at the same rate to the extent lawful.”

O.	Section 4.03(b)(1) of the Indenture shall be amended and restated in its entirety as follows:

“(1) Indebtedness constituting Obligations (as defined in the Term Loan A Securities Agreement as of the Reissue Date) owed under the Term Loan A Securities and Obligations (as defined in the Term Loan B Securities Agreement as of the Reissue Date) owed under the Term Loan B Securities, and Refinancings thereof;”

P.	Section 4.03(b)(4) of the Indenture shall be amended and restated in its entirety as follows:

“(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1) or (3) of this Section 4.03(b)), including the 7% Senior Notes (and, for the avoidance of doubt, the Subordinated Notes (including accreted and/or capitalized interest thereon whether accreted and/or capitalized before, on or after the Reissue Date), which were issued in exchange for the 7% Senior Notes);

Q.	Section 4.03(b)(6) of the Indenture shall be amended and restated in its entirety as follows:

“(6) Refinancing Indebtedness in respect of Coverage Indebtedness or of Permitted Indebtedness Incurred pursuant to clauses (3), (4) or (5) of this Section 4.03(b) or this clause (6) (other than, for the avoidance of doubt, the Term Loan A Securities or the Term Loan B Securities);”

R.	Section 4.03(b)(15) is hereby amended by deleting “and” at the end thereof;

S.	Section 4.03(b)(16) of the Indenture shall be amended and restated in its entirety as follows:

7

“(16) (i) Indebtedness Incurred by the Parent or any of its Restricted Subsidiaries in an aggregate principal amount at any time outstanding which, when taken together with all other Indebtedness of the Parent and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Coverage Indebtedness incurred pursuant to Section 4.03(a) above and Permitted Indebtedness Incurred pursuant to clauses (1) through (15) and (17) through (19) of this Section 4.03(b), and clause (ii) hereof) does not exceed $35 million, and (ii) Indebtedness Incurred pursuant to the New Money ABL; provided, that immediately before giving effect to any Incurrence under the foregoing clause (ii), the aggregate principal amount of all Indebtedness then outstanding under the New Money ABL is at least $35 million, and provided further, that immediately after giving effect to any such Incurrence under the foregoing clause (ii), the aggregate principal amount of all Indebtedness then outstanding under the New Money ABL does not exceed the sum of (I) $75 million plus (II) an amount equal to the lesser of (1) $25 million and (2) the greater of (A) zero and (B) $385 million minus, as of the time of determination, principal amounts then outstanding (not including any accrued, accreted and/or capitalized interest, whether accrued, accreted and/or capitalized before, on or after the Reissue Date) of the Term Loan A Securities, Term Loan B Securities and/or the Securities;”

T.	New clauses (17), (18) and (19) shall be added to Section 4.03(b) of the Indenture as follows:

“(17) (A) unpaid interest on the Securities accrued through December 31, 2016, and (B) unpaid PIK Interest on the Securities from January 1, 2017 through December 31, 2018;

(18) Indebtedness constituting existing and future fees and expenses owing to holders of the Securities and lenders under the New Money ABL pursuant to the terms of those instruments. For the avoidance of doubt, no principal, premium or interest shall constitute Permitted Indebtedness pursuant to this clause (18); and

(19) Indebtedness Incurred by the Parent or any of its Restricted Subsidiaries, which for the avoidance of doubt shall not include any accreted and/or capitalized interest under the Term Loan A Securities or the Term Loan B Securities; provided, that immediately before giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (19) and then outstanding, when taken together with all other Indebtedness Incurred by the Parent and its Restricted Subsidiaries (other than Coverage Indebtedness incurred pursuant to Section 4.03(a) above and Permitted Indebtedness Incurred pursuant to clauses (1) through (18) of this Section 4.03(b)), does not exceed $40 million; and provided further, that prior to such Incurrence:

(a) on or before December 31, 2018, a meeting of the shareholders of a successor to the Parent (or the Parent, if the Parent is the surviving entity following a redomiciliation to a jurisdiction outside Australia) shall have been held to vote on the approval of any merger or amalgamation with, acquisition of, scheme of arrangement or other similar transaction effectuating a business combination involving such successor, or the sale in one transaction or a series of related transactions involving all or substantially all of such successor’s assets, in each case, whether or not the successor continues or survives following such transaction, if the purchase price in such merger, amalgamation, acquisition, business combination or sale implied a total enterprise value of the Parent and each of its Subsidiaries, in the aggregate, of less than $750 million;

8

(b) such approval required the affirmative vote of the holders of 75% of the common stock of such successor (or, as applicable, the Parent) then issued and outstanding; and

(c) such approval was not obtained.”

U.	Clause (7) of the definition of “Permitted Liens” shall be amended and restated in its entirety as follows:

“Liens to secure (A) Indebtedness Incurred under the New Money ABL and any Refinancing thereof, (B) Indebtedness (which, for the avoidance of doubt, shall not include any accreted and/or capitalized interest) outstanding under (1) the Securities and any Refinancing thereof (in the aggregate, in an amount up to but not exceeding $195 million), (2) the Term Loan A Securities and any Refinancing thereof (in the aggregate, in an amount up to but not exceeding $85 million) and (3) the Term Loan B Securities and any Refinancing thereof (in the aggregate, in an amount up to but not exceeding $105 million) and (C) Secured Term Loan Interest and any Refinancing thereof (in the aggregate, in an amount up to but not exceeding the Secured Term Loan Interest Amount); provided that, the sum of the amounts described in the foregoing clauses (A) through (C) shall not exceed $460 million;”

V.	Clause (8) of the definition of “Permitted Liens” shall be amended and restated in its entirety as follows:

“Liens existing on the Issue Date (other than Liens to secure the Securities);”

W.	Clause (16) of the definition of “Permitted Liens” is hereby amended by deleting “(7),” in the two instances where it appears;

X.	Clause (23) of the definition of “Permitted Liens” shall be amended and restated in its entirety as follows:

“(23) [reserved];”

Y.	Clause (24) of the definition of “Permitted Liens” shall be amended by removing “.” at the end thereof and adding “; and”

Z.	New clauses (25), (26) and (27) shall be added to the definition of “Permitted Liens” as follows:

“(25) Liens to secure the Indebtedness described in Section 4.03(b)(17);

(26) Liens securing Indebtedness Incurred pursuant to Section 4.03(b)(18); and

(27) Liens securing Indebtedness Incurred pursuant to Section 4.03(b)(19).”

AA.	Section 4.04(a) of the Indenture shall be amended and restated in its entirety as follows:

“The Parent shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to make a Restricted Payment.”

9

BB.	Section 4.04(b)(1) is hereby amended by deleting the following language:

“provided, however, that the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under Section 4.04(a)(3)(B);

CC.	Clause (11) of Section 4.04(b) of the Indenture shall be amended and restated in its entirety as follows:

“(11)               [Reserved].”

DD.	Section 4.06(c) of the Indenture shall be amended and restated in its entirety as follows:

“For the purposes of this Section 4.06, any sale by Parent, the Issuer or a Restricted Subsidiary of the Capital Stock of the Issuer or a Restricted Subsidiary that owns assets constituting Notes Priority Collateral or Lenders Debt Collateral shall be deemed to be sale of such Notes Priority Collateral or Lenders Debt Collateral (or, in the event of a Restricted Subsidiary that owns assets that include any combination of Notes Priority Collateral and Lenders Debt Collateral a separate sale of each of such Notes Priority Collateral and Lenders Debt Collateral). In the event of any such sale (or a sale of assets that includes any combination of Notes Priority Collateral and Lenders Debt Collateral), the proceeds received by the Parent, the Issuer and the Restricted Subsidiaries in respect of such sale shall be allocated to the Notes Priority Collateral and Lenders Debt Collateral in accordance with the terms of the Intercreditor Agreement. In addition, for purposes of this Section, any sale by the Issuer or any Restricted Subsidiary of the Capital Stock of any Person that owns only Lenders Debt Collateral will not be subject to paragraph (a) above, but rather will be subject to paragraph (b) above.”

EE.	Section 5.01(a)(1) shall be amended and restated as follows:

“(1) either (i) the Parent is the surviving or continuing Person or (ii) the resulting, surviving or transferee Person, if not the Parent (the “Successor Parent”) shall be organized or existing under the laws of (A) the United States, Canada, the Cayman Islands, Bermuda, and in each case any jurisdiction of the foregoing, or (B) Mexico, Switzerland, the United Kingdom or any other country that is a member country of the European Union on the Reissue Date, and in each case any jurisdiction of the foregoing, so long as (in the case of this sub-clause (B)) as a result thereof no holder of Securities (at the time when documents effecting such transaction become binding on the Parent) is reasonably expected (at the time of such transaction) to be subject to withholding tax with respect to payments on the Securities; provided that in each case, (I) the Issuer shall take, or cause to be taken such steps, including the transfer or contribution of assets to, from or among the Issuer or any Guarantors, so that after giving effect to such transfers or contributions, no Guarantor shall be prohibited, whether as a result of tax consequences or otherwise, from providing collateral and/or guarantees with respect to the Securities, and (II) the guaranty and security interests provided to the Trustee pursuant to the Security Agreement, after giving effect to such transaction, have not been adversely affected, and the Successor Parent (if not the Parent) shall expressly assume, by an indenture supplemental thereto or by amendments, supplements or other instruments relating to the Security Documents and Intercreditor Agreement, executed and delivered to the Trustee and the Collateral Agent, all the obligations of the Parent under the Securities, this Indenture, the Security Documents and the Intercreditor

10

Agreement; provided that the conditions described in the foregoing clauses (I) and (II) may be waived by the holders of not less than a majority in principal amount of the Securities;”

FF.	Section 5.01(b)(1) shall be amended and restated as follows:

“(1) either (i) the Issuer is the surviving or continuing Person or (ii) the resulting, surviving or transferee Person, if not the Issuer (the “Successor Issuer”) shall be organized or existing under the laws of (A) the United States, Canada, the Cayman Islands, Bermuda, and in each case any jurisdiction of the foregoing, or (B) Mexico, Switzerland, the United Kingdom or any other country that is a member country of the European Union on the Reissue Date, and in each case any jurisdiction of the foregoing, so long as (in the case of this sub-clause (B)) as a result thereof no holder of Securities (at the time when the documents effecting such transaction become binding on the Issuer) is reasonably expected (at the time of such transaction) to be subject to withholding tax with respect to payments on the Securities; provided that, in each case, (I) the Issuer and Successor Issuer shall take, or cause to be taken such steps, including the transfer or contribution of assets to, from or among the Issuer, Successor Issuer or any Guarantors, so that after giving effect to such transfers or contributions, no Guarantor shall be prohibited, whether as a result of tax consequences or otherwise, from providing collateral and/or guarantees with respect to the Securities, and (II) the guaranty and security interests provided to the Trustee pursuant to the Security Agreement, after giving effect to such transaction, have not been adversely affected, and the Successor Issuer (if not the Issuer) shall expressly assume, by an indenture supplemental thereto or by amendments, supplements or other instruments relating to the Security Documents and Intercreditor Agreement, executed and delivered to the Trustee and the Collateral Agent, all the obligations of the Issuer under the Securities, this Indenture, the Security Documents and the Intercreditor Agreement; provided that the conditions described in the foregoing clauses (I) and (II) may be waived by the holders of not less than a majority in principal amount of the Securities;”

GG.	Section 6.02 of the Indenture shall be amended by deleting the words “October 1, 2018” and inserting the words “December 31, 2022” in lieu thereof.

HH.	Clause (13) of Section 9.01 shall be amended by removing “or” at the end thereof

II.	Clause (14) of Section 9.01 shall be amended by removing “.” at the end thereof and adding “; or”

JJ.	A new clause (15) shall be added at the end of Section 9.01 as follows:

“(15) in order to change the Person that is the Issuer or change the Person that is the Parent so long as (A) such successor (i) expressly assumes, by indenture supplemental hereto, executed and delivered by such entity the due and punctual payment of the principal of and interest and premium, if any, on all the Securities, according to their tenor, and the due and punctual performance and observance of all other obligations to the Holders of Securities and the Trustee under this Indenture such entity; (ii) is organized and validly existing under the laws of (x) the United States or any jurisdiction thereof, Canada, Cayman Islands, Bermuda, and in each case any jurisdiction of the foregoing, or (y) Mexico, Switzerland, the United Kingdom or any other country that is a member country of the European Union on the Reissue Date, and in each case any jurisdiction of the foregoing so long as (in the case of this sub-clause (y)) as a result thereof no holder of Securities (at the time when documents effecting such transaction become binding on the Issuer or Parent, as applicable) is

11

reasonably expected (at the time of such transaction) to be subject to withholding tax with respect to payments on the Securities; (iii) owns, or a Guarantor of the Securities shall own, directly or indirectly substantially, all the assets held directly and/or indirectly by the Parent or Issuer, as the case may be, immediately prior to such amendment; and (iv) expressly assumes, by amendments, supplements or other instruments relating to the Security Documents and Intercreditor Agreement, executed and delivered to the Trustee and the Collateral Agent, all the obligations of the Issuer or the Parent, as the case may be, under the Security Documents and the Intercreditor Agreement; and (B) as a result of any such transaction described in clause (A) above, (I) the Issuer shall take, or shall cause to be taken such steps, including the transfer or contribution of assets to, from or among the Issuer or any Guarantors, so that after giving effect to such transfers or contributions, no Guarantor shall be prohibited, whether as a result of tax consequences or otherwise, from providing collateral and/or guarantees with respect to the Securities, and (II) the guaranty and security interests provided to the Trustee pursuant to the Security Agreement, after giving effect to such transaction, have not been adversely affected; provided that the conditions described in the foregoing clauses (I) and (II) may be waived by the holders of not less than a majority in principal amount of the Securities.”

Z.       Section 9.03 of the Indenture shall be amended and restated as follows:

“9.03 [Reserved]”

AA.          Clause (7) of Section 11.04 of the Indenture shall be amended and restated as follows:

“(7) to the extent required to facilitate a transaction contemplated and permitted by Clause (11) of Section 9.01, provided that such Liens shall be reestablished within 30 days following the release thereof by the original Issuer or Pledging Guarantor or their respective successors; or”

BB.          A new Clause (8) shall be added at the end of Section 11.04 as follows:

“(8) as otherwise described in Article 9 hereof.”

CC.          Section 12.06 of the Indenture shall be amended and restated as follows:

When Securities Disregarded. In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Issuer or by any Affiliate that the Issuer controls shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver, or consent, only Securities which the Trustee knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

12

ARTICLE V

GLOBAL SECURITY AMENDMENTS

Each Global Security, with effect on and from the date hereof and subject to becoming operative, pursuant to Article II hereof shall be deemed supplemented, modified and amended in such manner as necessary to make the terms of such Global Security consistent with the terms of the Indenture, as amended by this First Supplemental Indenture and giving effect to the amendments and waivers set forth in Article II hereof.

A.	In addition, the “Face of Security” in Exhibit 1 shall be replaced in its entirety as follows:

“[Face of Security]

Boart Longyear Management PTY Limited.

10.00% Senior Secured PIK/Cash Notes due 2022

[Initially] $                 plus all PIK Interest

added to the principal amount hereof

[If the Note is a Global Note, include the following:

and as such amounts may otherwise be

revised by the Schedule of Increases or

Decreases in [Global Security]

[Regulation S Temporary Global Security]

CUSIP No.

ISIN No.

Certificate No.

Boart Longyear Management Pty Limited (ABN 49 123 052 728), a corporation incorporated under the laws of the Commonwealth of Australia, promises to pay to Cede & Co., or registered assigns, the principal sum of $[    ] Dollars, plus all PIK Interest added to the principal amount hereof [If this Security is a Global Security, add the following: and as such amount may otherwise be revised by the Schedule of Increases or Decreases in [Global Security][Regulation S Temporary Global Security attached hereto]], on December 31, 2022 (the “Stated Maturity”).

Interest Payment Dates: June 30 and December 31

Record Dates: June 15 and December 15

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which will for all purposes have the same effect as if set forth at this place.”

B.	The Schedule of Increases or Decreases in Global Security in Exhibit 1 shall be replaced in its entirety as follows:

“[INSERT IN EACH GLOBAL SECURITY (OTHER THAN ANY REGULATION S TEMPORARY GLOBAL SECURITY):]

13

SCHEDULE OF INCREASES OR DECREASES IN THE GLOBAL SECURITY

The initial outstanding principal amount of this Global Security is $________. The following exchanges of a part of this Global Security for an interest in another Global Security or for a Definitive Security, or exchanges of a part of another Global Security or Definitive Security for an interest in this Global Security, or increase (including for PIK Payments) or decrease in the principal amount of this Global Security, have been made:

Date of Exchange or Increase/Decrease	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

[INSERT IN EACH REGULATION S TEMPORARY GLOBAL SECURITY:]

SCHEDULE OF INCREASES OR DECREASES IN THE REGULATION S
TEMPORARY GLOBAL SECURITY

The initial outstanding principal amount of this Regulation S Temporary Global Security is $________. The following exchanges of a part of this Regulation S Temporary Global Security for an interest in another Global Security, or exchanges of a part of another Restricted Global Security for an interest in this Regulation S Temporary Global Security, or increase (including for PIK Payments) or decrease in the principal amount of this Regulation S Temporary Global Security, have been made:

Date of Exchange or Increase/Decrease	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

C.	Paragraph 1 in Exhibit 1 shall be replaced in its entirety as follows:

“Interest

Boart Longyear Management Pty Limited (ABN 38 123 283 545), a corporation incorporated under the laws of the Commonwealth of Australia (such corporation, and its successors and assigns under the Indenture hereinafter referred to, being herein called the “Issuer”), will pay interest semi-annually in arrears on June 30 and December 31 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). The first Interest Payment Date shall be [    ], 2017. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

From and after [    ], 2017, interest on the Securities shall accrue from and including the most recent date to which interest has been paid through but excluding the date on which interest is paid, or, if no interest has been paid, from the date of issuance, at a rate per annum equal to 12.0%; provided that for Interest Payment Dates prior to the Interest Payment Date on December 31, 2018, the Issuer may elect, prior to the beginning of such Interest Period, to pay all or a part of such interest by capitalizing accrued

14

and unpaid interest on each Interest Payment Date and adding the same to the principal amount of the Securities then Outstanding (“PIK Interest”) and, if the Issuer so elects, the Issuer shall deliver to the Trustee and the Paying Agent written notification, executed by an Officer of the Issuer, substantially in the form of Exhibit D, setting forth such election at any time prior to the first day of the applicable Interest Period (and the Trustee shall furnish a copy thereof to the Holders in accordance with the applicable procedures of the Depository). Following an increase in the principal amount of the Securities as a result of a PIK Payment, this Security will bear interest on such increased principal amount from and after the date of such PIK Payment. Unless the context requires otherwise, references to Securities or the “principal” or the “principal amount” of Securities, including for purposes of calculating any redemption price or redemption amount, include any increase in the principal amount of the Securities as a result of a PIK Payment.

From and after December 31, 2018 interest on the Securities shall accrue from and including the most recent date to which interest has been paid through but excluding the date on which interest is paid, at a rate per annum equal to 10.0%, payable in cash. On the Stated Maturity Date, the Issuer shall pay the entire aggregate principal amount of the outstanding Securities and all accrued and unpaid interest thereon, in each case, solely in cash.

Upon the occurrence of an Event of Default under Section 6.01(1) or (6) of the Indenture, the entire aggregate principal amount of the outstanding Securities (and any overdue payments of principal, premium and interest) shall bear interest at a rate per annum that is 1.0% above the then applicable interest rate on the Securities so long as such Event of Default remains unwaived.

Notwithstanding anything to the contrary, (a) the payment of any accrued and unpaid interest in connection with any redemption or repurchase of Securities pursuant to Article III of the Indenture, Section 4.06 of the Indenture and/or Section 4.09 of the Indenture, as applicable, (b) the payment of any accrued and unpaid interest on the Stated Maturity Date and (c) the payment of any accrued and unpaid interest upon any acceleration of the Securities shall, in each case of clauses (a), (b) and (c), be made solely in cash.

If the due date for any payment in respect of any Securities is not a Business Day, the Holder thereof will not be entitled to payment of the amount due until the next succeeding Business Day, and will not be entitled to any further interest or other payment as a result of any such delay.”

D.	Paragraph 2 in Exhibit 1 shall be replaced in its entirety as follows:

“Method of Payment

The Issuer will pay interest on the Securities (except defaulted interest), if any, to the Persons who are registered Holders of Securities at the close of business on the June 30 and December 31 next preceding the Interest Payment Date, even if such Securities are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.11 of the Indenture with respect to defaulted interest. The Securities will be payable as to principal, premium, if any, and interest (other than PIK Interest, which is payable as described above) at the office or agency of the Issuer maintained for such purpose; provided that payment by wire transfer of immediately available funds will be required with respect to principal of, and interest (other than PIK Interest, which is payable as described above) and premium, if any, on, all Global Securities and all other Securities the Holders of which will have provided wire transfer instructions to the Issuer or the Paying Agent. Such payment will be in U.S. Dollars.”

15

E.	Paragraph 9 in Exhibit 1 shall be replaced in its entirety as follows:

“Denominations, Transfer, Exchange

The Securities are in registered form without coupons in denominations of $2,000 and integral multiples of $1 in excess thereof. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Security or portion of a Security selected for redemption, except for the unredeemed portion of any Security being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Securities for a period of 15 days before the mailing of a notice of redemption of Securities or during the period between a record date and the corresponding Interest Payment Date.”

F.	Paragraph 20 in Exhibit 1 shall be replaced in its entirety as follows:

“THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Issuer will furnish to any Securityholder upon written request and without charge to the Securityholder a copy of the Indenture which has in it the text of this Security in larger type. Requests may be made to:

Boart Longyear Management Pty Limited

2570 West 1700 South

Salt Lake City, Utah 84104

Attention: General Counsel

ARTICLE VI

MISCELLANEOUS

Section 6.1.          NO ADDITIONAL RESPONSIBILITIES ASSUMED BY THE TRUSTEE.

Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this First Supplemental Indenture. This First Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture. The recitals and statements herein are deemed to be those of the Issuer and the New Subsidiary Guarantor and not of the Trustee.

Section 6.2.          GOVERNING LAW.

THIS FIRST SUPPLEMENTAL INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

16

Section 6.3.          COUNTERPART ORIGINALS.

The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 6.4.          HEADINGS.

The section headings are for convenience only and shall not affect the construction hereof.

Section 6.5.          ENTIRE AGREEMENT.

This First Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments to the Indenture set forth herein.

Section 6.6.          SUCCESSORS.

This First Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments to the Indenture set forth herein.

Section 6.7.          SEVERABILITY.

In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof or of the Indenture shall not in any way be affected or impaired thereby.

[signatures on following pages]

17

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

ISSUER:

Executed in accordance with section 127 of the Corporations Act 2001 by BOART LONGYEAR MANAGEMENT PTY LIMITED

By:
	Name:	Jeffrey Olsen
	Title:	Director

By:
	Name:	Fabrizio Rasetti
	Title:	Director/Secretary

GUARANTORS:

BLY IP Inc.

By:
	Name:	Fabrizio Rasetti
	Title:	Director, President and Secretary

BOART LONGYEAR LIMITED
Executed in accordance with section 127 of the Corporation Act 2001 by BOART LONGYEAR LIMITED

By:
	Name:	Jeffrey Olsen
	Title:	Director

By:
	Name:	Fabrizio Rasetti
	Title:	Director/Secretary

BOART LONGYEAR AUSTRALIA PTY LIMITED
Executed in accordance with section 127 of the Corporation Act 2001 by BOART LONGYEAR AUSTRALIA PTY LIMITED

By:
	Name:	Jeffrey Olsen
	Title:	Director

By:
	Name:	Fabrizio Rasetti
	Title:	Director/Secretary

VOTRAINT NO. 1609 PTY LIMITED
Executed in accordance with section 127 of the Corporation Act 2001 by VOTRAINT NO. 1609 PTY LIMITED

By:
	Name:	Jeffrey Olsen
	Title:	Director

By:
	Name:	Fabrizio Rasetti
	Title:	Director/Secretary

BOART LONGYEAR CHILE LIMITADA

By:
	Name:	Fabrizio Rasetti
	Title:	President

By:
	Name:	Juan Pablo Glaessner Piccone
	Title:	Director

BOART LONGYEAR COMERCIALIZADORA LIMITADA

By:
	Name:	Fabrizio Rasetti
	Title:	Authorized Representative

By:
	Name:	Juan Pablo Glaessner Piccone
	Title:	Authorized Representative

BOART LONGYEAR S.A.C.

By:
	Name:	Fabrizio Rasetti
	Title:	Director and Appointed Attorney

By:
	Name:	Juan Pablo Glaessner Piccone
	Title:	Director and President

BOART LONGYEAR COMPANY
LONGYEAR HOLDINGS, INC.
LONGYEAR TM, INC.
BOART LONGYEAR MANUFACTURING AND DISTRIBUTION INC.

By:
	Name:	Fabrizio Rasetti
	Title:	President

BOART LONGYEAR MANUFACTURING CANADA LTD.

By:
	Name:	Fabrizio Rasetti
	Title:	President

LONGYEAR CANADA, ULC

By:
	Name:	Fabrizio Rasetti
	Title:	President

BOART LONGYEAR CANADA
Signed for BOART LONGYEAR CANADA by its Partners:

BOART LONGYEAR ALBERTA LIMITED

By:
		Name:	Fabrizio Rasetti
		Title:	President

LONGYEAR CANADA, ULC

By:
		Name:	Fabrizio Rasetti
		Title:	President

BOART LONGYEAR SUISSE SARL

By:
	Name:	Guillaume Dubuy
	Title:	Managing Director

By:
	Name:	Fabrizio Rasetti
	Title:	Managing Director

TRUSTEE:

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:
Name:
Title:

EXHIBIT D

ISSUER NOTIFICATION OF PIK INTEREST ELECTION.

[          ], 2017

This notification is delivered to you, U.S. Bank National Association, Trustee (the “Trustee”) under the indenture dated September 27, 2013, among Boart Longyear Management PTY Limited (the “Issuer”), the guarantor(s) listed thereunder, and the Trustee (as amended, supplemented, or otherwise modified from time to time, the “Indenture”), in connection with the Issuer’s option to elect to pay PIK Interest as set forth in Exhibit 1 of the Global Security. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

The undersigned Officer of the Issuer (the “Officer”) hereby certifies that the undersigned is authorized to execute this notification on behalf of the Issuer (and not in a personal capacity) and does hereby notify the Trustee and the Paying Agent, in the name and on behalf of the Issuer (and not in a personal capacity), that for the Interest Payment Date of [____________________], 20[XX], the Issuer shall pay all or some of the interest on the Securities that will be due and payable on such Interest Payment Date by way of a PIK Payment.

IN WITNESS WHEREOF, the undersigned have executed this Officer’s Certificate as of the date first written above.

By:
Name:
Title:

Schedule 4

Amended Term Loan A

18

K&E Draft of May 1, 2017 This FOURTH AMENDMENT TO TERM LOAN A SECURITIES AGREEMENT (this “Amendment”) is dated as of [ ], 2017 and entered into by and between (i) Boart Longyear Management Pty Limited (ABN 38 123 283 545), a corporation incorporated under the laws of the Commonwealth of Australia (“Issuer”), (ii) Boart Longyear Limited (ABN 49 123 052 728), a corporation incorporated under the laws of the Commonwealth of Australia (“Group Parent”), as a Guarantor and, for purposes of Section 4 hereof, the Guarantors (as defined in Section 4 hereof) listed on the signature pages hereof (together with the Issuer and the Group Parent, the “Loan Parties”), (iii) the Purchasers and (iv) Wilmington Trust, National Association, as Agent (the “Agent”) and is made with reference to that certain Term Loan A Securities Agreement dated as of October 22, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the “Securities Agreement”), by and among Issuer, Group Parent, the Purchasers and the Agent. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Securities Agreement. RECITALS WHEREAS, Section 11.01 of the Securities Agreement permits certain amendments to the Securities Agreement with the consent of the Required Purchasers and the Obligors and acknowledgement by the Agent; WHEREAS, the Issuer and Initial Purchaser desire to amend the Securities Agreement to make certain amendments as set forth below; WHEREAS, the Parent, the Issuer and the Obligors executed a deed poll dated [ ], the Agent executed a deed poll dated [ ] and the Supreme Court of New South Wales approved a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (the “Secured Creditors’ Scheme”) between the Parent, the Issuer, certain Obligors and the Initial Purchasers which became effective on [ ], by operation of which the Parent, the Issuer, the Obligors, the Initial Purchasers and the Agent, in accordance with the instructions of the Initial Purchasers given by operation of the Secured Creditors’ Scheme pursuant to the Court’s order and the Corporations Act 2001 (Cth), are entering into this Amendment; WHEREAS, pursuant to orders by the United States Bankruptcy Court of the Southern District of New York, the Secured Creditors’ Scheme will be recognized and enforced under Chapter 15 of the Bankruptcy Code of the United States, including a direction to the Agent to enter into this amendment as provided for therein (the foregoing, the “Chapter 15 Proceeding”); and [WHEREAS, pursuant to orders by a court of competent jurisdiction in Canada, the Secured Creditors’ Scheme has been recognized and enforced under the Canadian federal Companies’ Creditors Arrangement Act, RSC 1985, c C-36 or another applicable Canadian statute (the foregoing, the “Canadian Proceeding” and] together with the Chapter 15 Proceeding and the Secured Creditors’ Scheme, the “Restructuring Proceedings”). NOW, THEREFORE, in consideration of the promises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows: Section 1. AMENDMENTS TO THE SECURITIES AGREEMENT 1.1 Amendments to Article I: Definitions and Accounting Terms A. Section 1.01 of the Securities Agreement is hereby amended by adding thereto the following definitions, which shall be inserted in proper alphabetical order: 1. NTD: It has not been determined whether Canadian recognition proceedings will be required or not; if such proceedings are not required then this language (and similar references in the definitions below) will be removed before the Fourth Amendment is finalized for execution. 1

[“Canadian Proceedings” means the orders by a court of competent jurisdiction in Canada pursuant to which the Secured Creditors’ Scheme has been recognized and enforced under the Canadian federal Companies’ Creditors Arrangement Act, RSC 1985, c C-36 or another applicable Canadian statute.] “Chapter 15 Proceeding” means the orders by the United States Bankruptcy Court of the Southern District of New York, pursuant to which the Secured Creditors’ Scheme has been recognized and enforced under Chapter 15 of the Bankruptcy Code of the United States. “Explanatory Statements” means the Explanatory Statement in respect of the Unsecured Creditors’ Scheme together with the Explanatory Statement in respect of the Secured Creditors’ Scheme given to the Australian Securities and Investments Commission on 10 April 2017 pursuant to Section 412 of the Corporations Act 2001 (Cth). “Fourth Amendment” means that certain Fourth Amendment to Term Loan A Securities Agreement dated as of the Fourth Amendment Effective Date by and among the Issuer, Group Parent, the Loan Parties, the Purchasers and the Agent, as the same may be amended, supplemented, restated or otherwise modified from time to time. “Fourth Amendment Effective Date” means [ ], 2017. “Restructuring Proceedings” means collectively the Chapter 15 Proceeding[, the Canadian Proceedings] and the Secured Creditors’ Scheme. “Secured Creditors’ Scheme” means the creditors’ scheme of arrangement with respect to certain secured debt obligations pursuant to Part 5.1 of the Corporations Act 2001 (Cth), which implements a recapitalization of the Issuer, the Group Parent, certain Obligors (including by amending certain secured debt obligations of the Issuer, the Group Parent and certain Obligors, including under and in accordance with the Securities Agreement) pursuant to that certain Restructuring Support Agreement, dated as of 3 April 2017, among the Issuer, the Group Parent, certain Obligors and the Initial Purchasers and the other parties thereto. “Unsecured Creditors’ Scheme” means the creditors’ scheme of arrangement with respect to certain unsecured debt obligations pursuant to Part 5.1 of the Corporations Act 2001 (Cth), which implements a recapitalization of the Issuer, the Group Parent, certain Obligors (including by amending certain unsecured debt obligations of the Issuer, the Group Parent and certain Obligors) pursuant to that certain Restructuring Support Agreement, dated as of 3 April 2017, among the Issuer, the Group Parent, certain Obligors and the Initial Purchasers and the other parties thereto. B. Section 1.01 of the Securities Agreement is hereby further amended by amending and restating the definition of “Accreted Value” in its entirely as follows: “Accreted Value” means, as of any date of determination, the sum of (a) $[ ]2 and (b) the accretion of principal amount in respect of the Term Loan A Securities as determined in accordance with Section 2.08.” C. Section 1.01 of the Securities Agreement is hereby amended by deleting the reference to October 22, 2018 appearing in the definition of Adjusted Treasury Rate and substituting in lieu thereof December 31, 2018. D. Section 1.01 of the Securities Agreement is hereby amended by deleting the reference to October 22, 2018 appearing in the definition of Applicable Premium and substituting in lieu thereof December 31, 2018. 2. NTD: To be updated in connection with the Restructuring Proceedings to reflect amount as consistent with the terms described under the heading “Principal” in Part A.2 of the Restructuring Term Sheet (Schedule 2 of the Restructuring Support Agreement). 2

E. Section 1.01 of the Securities Agreement is hereby amended by deleting each reference to October 22, 2018 appearing in the definition of Comparable Treasury Issue and substituting in lieu thereof December 31, 2018. F. Section 1.01 of the Securities Agreement is hereby further amended by adding the following new sentence at the end of the definition of “Material Adverse Effect”. For the avoidance of doubt, the consummation of the transactions contemplated by the Restructuring Proceedings on or prior to the Fourth Amendment Effective Date, any events incidental or related thereto, and any matters disclosed in the Explanatory Statements in connection with the consummation of the Restructuring Proceedings shall not constitute a Material Adverse Effect for purposes of this Agreement.” G. Section 1.01 of the Securities Agreement is hereby further amended by amending and restating the definition of “Maturity Date” in its entirety as follows: “Maturity Date” means December 31, 2022; provided that if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day. H. Section 1.01 of the Securities Agreement is hereby further amended by amending and restating the definition of “Secured Obligations” in its entirety as follows: “Secured Obligations” means, on any date of determination, the following clause (i) unless on such date of determination there is outstanding any indebtedness (other than contingent obligations not due and payable) issued under the Senior Indenture or the 2013 Secured Note Indenture, in which case “Secured Obligations” means the lesser of: (i) all Obligations on such date of determination; (ii) only for so long as there is outstanding any indebtedness (other than contingent obligations not due and payable) issued under the Senior Indenture, as of such date of determination, Obligations in an amount equal to the sum of (I) $85,000,000 plus (II) the portion of the Secured Term Loan Interest Amount (as defined in the Senior Indenture on the date hereof) allocated to the Term Loan A Securities using a pro rata allocation between the Term Loan A Securities and the Term Loan B Securities based on their respective Outstanding Amounts (in the case of the Term Loan B Securities, as such term is defined in the Term Loan B Securities Agreement); and (iii) only for so long as there is outstanding any indebtedness (other than contingent obligations not due and payable) issued under the 2013 Secured Note Indenture, Obligations in an amount equal to the sum of (I) $85,000,000 plus (II) the portion of the Secured Term Loan Interest Amount (as defined in the 2013 Secured Note Indenture on the date hereof) allocated to the Term Loan A Securities using a pro rata allocation between the Term Loan A Securities and the Term Loan B Securities based on their respective Outstanding Amounts (in the case of the Term Loan B Securities, as such term is defined in the Term Loan B Securities Agreement). I. Section 1.01 of the Securities Agreement is hereby further amended by inserting the following new sentence at the end of the definition of “Transactions”: “On and after the Fourth Amendment Effective Date, the Transactions will be deemed to include (a) the consummation of the Restructuring Proceedings, (b) the entering into of the Fourth Amendment, (c) the entering into of the Fourth Amendment to the Term Loan B Securities Agreement, expected to be dated on or about the Fourth Amendment Effective Date, (c) the entering into of the Fourth Supplemental Indenture to the Senior Indenture, expected to be dated on or about the Fourth Amendment Effective Date, (d) the entering into of the First Supplemental Indenture to the 2013 Secured Note Indenture, expected to be dated on or about the Fourth Amendment Effective Date, (e) the cancellation of the Asset Contribution (as that term is defined in the Delayed Draw Term Loan) and the unwinding of all Security Interests (as defined in the Delayed Draw Term 3

Loan) on any Applicable Asset (as defined in the Delayed Draw Term Loan), (f) the consummation of the other transactions ancillary to the foregoing and (g) the payment of fees and expenses in connection therewith. 1.2 Amendments to Section 2.01: Term Loan A Securities A. Section 2.01 of the Securities Agreement is hereby amended by adding the following new provision at the end thereof. On the Fourth Amendment Effective Date, subject to the satisfaction of the conditions set forth in the Fourth Amendment, the Fully Accreted Amount of the Term Loan A Securities will be deemed issued at an issue price of $[ ]3 (the foregoing being the “Fourth Amendment Issue Price’“).” 1.3 Amendments to Section 2.05: Prepayments A. Section 2.05(a)(i) of the Securities Agreement is hereby amended by deleting the first sentence appearing therein and substituting in lieu thereof the following new sentence: “Except as set forth in clause (ii) below, the Issuer may not voluntarily redeem the Term Loan A Securities prior to December 31, 2018.” B. Section 2.05(a)(i) of the Securities Agreement is hereby amended by adding the following at the end of the last sentence thereof before the “, provided that any prepayments under this Section 2.05(a) shall be applied, at the option of the Issuer, to reduce any outstanding original principal amount (as of the Fourth Amendment Effective Date) of such Term Loan A Securities or to reduce any outstanding accreted value thereon.” C. Section 2.05(a)(ii) of the Securities Agreement is hereby amended and restated in its entirety as follows: “(ii) At any time prior to December 31, 2018, the Issuer may redeem the outstanding Term Loan A Securities in whole at a redemption price equal to the Outstanding Amount of such Term Loan A Securities being redeemed on such date plus the Applicable Premium. Any such redemption of the Term Loan A Securities shall be made in compliance with the notice and payment provisions set forth in clause (i) of this Section 2.05(a). On or after December 31, 2018, the Issuer may redeem the outstanding Term Loan A Securities, in whole or in part, without premium or penalty.” D. Section 2.05(a)(iii) of the Securities Agreement is hereby deleted in its entirety. 1.4 Amendments to Section 2.08: Interest A. Section 2.08(a) of the Securities Agreement is hereby amended and restated in its entirety to read as follows: “On and after the Fourth Amendment Effective Date, the aggregate principal amount of the Term Loan A Securities will be the Fourth Amendment Issue Price as set forth in the last sentence of Section 2.01 above and the principal amount of Term Loan A Securities will accrete at the Applicable Rate per annum as set forth in the definition of Applicable Rate, compounded quarterly, as set forth in Section 2.08(b).” 3. NTD: Issue price to be adjusted in connection with the Restructuring Proceedings but to reflect amount consistent with the terms described under the heading “Principal” in A.2 of the Restructuring Term Sheet (Schedule 2 of the Restructuring Support Agreement). 4

1.5 Amendments to Article VII, Article VIII and Related Provisions A. In addition to the Amendments set forth herein, the Securities Agreement is hereby further amended to delete the stricken text (indicated textually in the same manner as the following example: stricken text) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the agreement attached as Annex I hereto. B. The amendments to the Securities Agreement provided in Sections 1.1(D), 1.5, 1.6 and 1.7 of the Second Amendment to the Securities Agreement, dated as of January 4, 2017, are hereby reversed and shall have no further force or effect. 1.6 Schedule 2.01: Commitment Schedule Schedule 2.01 of the Securities Agreement is hereby amended and restated to read as set forth in Schedule 2.01 attached hereto as Exhibit [ ]. 1.7 Release of New Guarantors Notwithstanding anything to the contrary contained herein or in the Securities Agreement, on the Fourth Amendment Effective Date, a “Reversion Triggering Event” shall be deemed to have occurred in accordance with Section 2.06 of the Delayed Draw Term Loan and in connection therewith, (i) the guarantee provide by the New Guarantors in respect of the Obligations shall be terminated and the joinder to the Securities Agreement set forth in Section 5 of the Securities Agreement shall cease to be in full force and effect and the Purchasers and the Agent each acknowledge that this release may be pleaded in bar to any suit, action or legal proceeding by any Purchaser or the Agent against the New Guarantors under the Securities Agreement and (ii) Group Parent shall cancel the Asset Contribution (as that term is defined in the Delayed Draw Term Loan) and all Security Interests (as defined in the Delayed Draw Term Loan) on any Applicable Asset (as defined in the Delayed Draw Term Loan) granted to or held by the Collateral Agent (as defined in the Delayed Draw Term Loan) under any Loan Document (as defined in the Delayed Draw Term Loan) shall be released substantially concurrently with the occurrence of the Fourth Amendment Effective Date.4 Section 2. CONDITIONS TO EFFECTIVENESS This Amendment shall become effective only upon the satisfaction, or waiver by Initial Purchaser, of all of the following conditions precedent (the date of satisfaction or waiver of such conditions being referred to herein as the “Fourth Amendment Effective Date”): A. The Agent shall have received counterparts of this Amendment duly executed by (1) the Issuer, (2) Group Parent, (3) each Guarantor and (4) the Required Purchasers. B. Issuer shall have paid the reasonable and documented fees and expenses of the Initial Purchaser and Agent in connection with this Amendment and the other documents executed in connection herewith, including, without limitation, all reasonable and documented legal fees of Kirkland & Ellis, LLP, Osler, Hoskin & Harcourt LLP, Alston & Bird LLP and MinterEllison, in each case to the extent invoiced at least one Business Day in advance of the Fourth Amendment Effective Date and to the extent required by, and in accordance with, Section 11.04(a) of the Securities Agreement. NTD: This covenant will be included in the New Money ABL. C. The Agent shall have received (i) to the extent generally available, a certificate as to the good standing of each Obligor as of a recent date, from the Secretary of State of the state of its organization or a similar Governmental Authority and (ii) a certificate of a Responsible Officer of each Obligor dated the Fourth Amendment Effective Date and certifying (A) to the effect that (w) attached thereto is a true and complete copy of the certificate or articles of incorporation or organization of such Obligor certified as of a recent date by the Secretary of State of the state of its organization, or in the 4 NTD: This covenant will be included in the New Money ABL. 5 alternative, certifying that such certificate or articles of incorporation or organization have not been amended since the Closing Date, and that such certificate or articles are in full force and effect, (x) attached thereto is a true and complete copy of the by-laws or operating agreements of each Obligor as in effect on the Fourth Amendment Effective Date, or in the alternative, certifying that such by-laws or operating agreements have not been amended since the Closing Date and (y) attached thereto is a true and complete copy of resolutions duly adopted by the board of directors, board of managers or member, as the case may be, of each Obligor authorizing the execution, delivery and performance of the Loan Documents to which such Obligor is a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect and (B) as to the incumbency and specimen signature of each officer executing any Loan Document on behalf of any Obligor and signed by another officer as to the incumbency and specimen signature of the Responsible Officer executing the certificate pursuant to this clause (B) or in the alternative, certifying that the incumbency and specimen signature for each officer executing any Loan Document on behalf of any Obligor has not changed since the Closing Date. D. The Agent shall have received a certificate signed by a Responsible Officer of the Issuer certifying as to the satisfaction of the conditions set forth in paragraphs (E) and (F) of this Section 2. E. After giving effect to the consummation of the transactions contemplated by the Restructuring Proceedings on or prior to the Fourth Amendment Effective Date, the representations and warranties of each Obligor contained in Article VI of the Securities Agreement and in Section 3 of this Amendment or in any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) as of such earlier date. F. Other than as disclosed in the Explanatory Statements, no Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Amendment. G. The Agent shall have received the executed legal opinion of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Issuer and the Guarantors, in form and substance reasonably satisfactory to the Initial Purchaser. H. [Each of the transactions contemplated under the Secured Creditors’ Scheme shall have become effective]. I. The Agent shall have received a certificate signed by a Responsible Officer of the Issuer certifying as to the solvency of the Issuers and its Subsidiaries (in form and substance reasonably satisfactory to the Agent and the Required Purchasers) after giving effect to the consummation of the transactions referred to herein. J. The Agent shall have received a subordination agreement (in form and substance reasonably satisfactory to the Agent and the Required Purchasers) pursuant to which the unsecured guarantee provided by [BLY IP Inc.] of the obligations under the Existing Secured Notes as set forth in that certain First Supplemental Indenture dated as of [ ], 2017 shall be subordinated to the unsecured guarantee provided by [BLY IP Inc.] of the Obligations under the Securities Agreement. K. [An amendment or successor to the existing intercreditor agreement by and among [PNC Bank, National Association], the Agent, the Agent (as defined in the Term Loan Securities Agreement) and the other parties thereto to reflect any amendments or modifications, including without 5 To be updated in connection with closing. 6 limitation, amendments and modifications to the collateral and guarantee package to give effect to the Transactions.] L. (i) The Fourth Amendment to the Term Loan B Securities Agreement shall have been duly executed and delivered to the Agent, (ii) the Fourth Supplemental Indenture to the Senior Indenture, in form and substance reasonably satisfactory to the Required Purchasers, shall have been executed and delivered to the Agent, and (iii) the First Supplemental Indenture to the 2013 Secured Note Indenture, in form and substance reasonably satisfactory to the Required Purchasers, shall have been executed and delivered to the Agent. Section 3. ISSUER’S REPRESENTATIONS AND WARRANTIES In order to induce Initial Purchaser to enter into this Amendment and to amend the Securities Agreement in the manner provided herein, Issuer represents and warrants, on behalf of itself, each Obligor and each of their respective Subsidiaries to Initial Purchaser that the following statements are true and correct: A. Authorization; No Conflict. The execution and delivery of this Amendment and the performance by each Obligor of this Amendment have been duly authorized, and do not (i) conflict with any of such Obligor’s Organization Documents, (ii) contravene, conflict with, constitute a default under or violate any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case which is material to and applicable to or binding upon such Obligor or any of its property or to which such Obligor or any of its property is subject, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which such Obligor or any of its property or assets may be bound or affected, (iv) require any action by, filing, registration, or qualification with, or governmental approval from, any Governmental Authority (except such governmental approvals which have already been obtained and are in full force and effect and except for filings necessary to perfect liens created under the Loan Documents), or (v) constitute an event of default under any material agreement by which such Obligor is bound. No Obligor is in default under any agreement to which it is a party or by which it is bound in which the default could reasonably be expected to have a Material Adverse Effect. B. Binding Obligation. This Amendment has been duly executed and delivered by the Obligors and this Amendment is the legally valid and binding obligations of each Obligor, enforceable against each Obligor in accordance with their respective terms, except as may be limited by equitable principles and laws generally affecting creditors’ rights. C. Incorporation of Representations and Warranties From Securities Agreement. After giving effect to the consummation of the transactions contemplated by the Restructuring Proceedings on or prior to the Fourth Amendment Effective Date, the representations and warranties contained in Article VI of the Securities Agreement are and will be true and correct in all material respects on and as of the Fourth Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true and correct in all material respects on and as of such earlier date. D. Absence of Default. Other than as disclosed in the Explanatory Statements, no Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Amendment. E. The Obligations constitute “Designated Senior Indebtedness” and (or any comparable terms) under and as defined in the Senior Indenture and that the payment of all obligations in respect of the Securities (as defined in the Senior Indenture) are subordinated in right of payment to the prior payment in full of the Obligations, to the extent set forth in Article 12 of the Senior Indenture. Section 4. ACKNOWLEDGMENT AND CONSENT 7

Each Guarantor hereby acknowledges and agrees that any Loan Document to which it is a party shall continue in full force and effect and that all of its obligations thereunder shall be valid and enforceable (except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity) and shall not be impaired or limited by the execution or effectiveness of this Amendment. Each Guarantor represents and warrants that, after giving effect to the consummation of the transactions contemplated by the Restructuring Proceedings on or prior to the Fourth Amendment Effective Date, all representations and warranties contained in any Loan Document to which it is a party or otherwise bound are true and correct in all material respects on and as of the Fourth Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true and correct in all material respects on and as of such earlier date. Section 5. MISCELLANEOUS A. Reference to and Effect on the Securities Agreement and the Other Loan Documents. (i) On and after the Fourth Amendment Effective Date, each reference in the Securities Agreement to “this Agreement”, “hereunder”, “hereof, “herein” or words of like import referring to the Securities Agreement, and each reference in the other Loan Documents to the “Securities Agreement”, “thereunder”, “thereof or words of like import referring to the Securities Agreement shall mean and be a reference to the Securities Agreement, as amended by this Amendment. (ii) Except as specifically amended by this Amendment, the Securities Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed. (iii) The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of Initial Purchaser under, the Securities Agreement or any of the other Loan Documents. B. Headings. Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect. C. Applicable Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES. D. Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Amendment (other than the provisions of Section 1 hereof, the effectiveness of which is governed by Section 2 hereof) shall become effective upon the execution of a counterpart hereof by the Issuer, Required Purchasers and each of the Obligors. E. Authorization. By its signature below, each Initial Purchaser hereby (i) authorizes and directs the Administrative Agent to execute and deliver this Amendment, and (ii) confirms that as of the date hereof it 8 has taken no action to transfer, convey or assign its interest in the Term Loan A Securities held by it as of the initial issuance date. F. Waiver. Effective as of the Fourth Amendment Effective Date, each Initial Purchaser (y) hereby irrevocably waives any default or Event of Default which exists or may arise under the Securities Agreement as a result of the Restructuring Proceedings and the consummation thereof and (x) hereby agrees that notwithstanding anything set forth in the Securities Agreement to the contrary, the consummation of the transactions contemplated under the Restructuring Proceedings shall not constitute a Change of Control for purposes of the Securities Agreement. Section 6. RE-DOMICILE AMENDMENT S. Notwithstanding anything to the contrary contained herein or in the Securities Agreement, the Securities Agreement may be amended to permit the Issuer to be re-domiciled including pursuant to one or more related transactions to establish the Issuer as an entity (the “New Issuer”) organized in one or more of any of the United States, United Kingdom, Cayman Islands, Bermuda or any other country that is a member country of the European Union; provided that (i) the Issuer shall not be domiciled in Canada or any other jurisdiction, including the United Kingdom, that, at the time when documents effecting the re-domiciliation become binding on the Issuer, would reasonably be expected (at the time of re-domiciliation) to cause payments under the Loan Documents to any Purchaser to be subject to withholding tax, (ii) the guaranty and security interests provided to the Secured Parties by the New Issuer and the other Obligors, shall be acceptable to the Administrative Agent and the Initial Purchasers and (iii) in the event that the Issuer is re-domiciled in the United States, (x) prior to the re-domicile of the Issuer, the Issuer shall take such steps requested by the Initial Purchasers to ensure that the guaranty and security interests provided to the Secured Parties after giving effect to such re-domicile are acceptable to the Administrative Agent and the Initial Purchasers, including to cause the equity interests of any Obligor that after giving effect to such re-domicile would be prohibited under the terms of the Security Agreement from providing collateral and/or guarantees, whether as a result of tax consequences or otherwise, to be contributed or otherwise transferred to another subsidiary of the Group Parent to ensure that the collateral and guarantee from such Obligor is acceptable to the Administrative Agent and Initial Purchasers and (y) the Issuer shall take such steps requested by the Initial Purchasers to ensure that any indebtedness issued in the United States shall be in registered form. In connection with such amendments, the New Issuer will assume all obligations of the Issuer under the Securities Agreement. [Remainder of page intentionally left blank] 9

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above. Executed in accordance with section 127 of the Corporations Act 2001 by Boart Longyear Limited Director Signature Director/Secretary Signature Executed in accordance with section 127 of the Corporations Act 2001 by Boart Longyear Management Pty Limited Director Signature Director/Secretary Signature Longyear Canada, ULC By: Name: Title: Signed for Boart Longyear Canada by its Partners: Boart Longyear Alberta Limited By: Name: Title: Longyear Canada, ULC By: Name: Title: [signatures continue on next page] Fourth Amendment to Term Loan A Credit Agreement

Boart Longyear Manufacturing Canada Ltd. By: Name: Title: Executed in accordance with section 127 of the Corporations Act 2001 by Votraint No. 1609 Pty Limited Boart Longyear Australia Pty Limited Director Signature Director/Secretary Signature Longyear Holdings, Inc. Longyear TM, Inc. Boart Longyear Company Boart Longyear Manufacturing USA Inc. BLY IP Inc. By: Name: Title: [signatures continue on next page] Boart Longyear Suisse SARL By: Name: Title: By: Name: Title: [signatures continue on next page] Fourth Amendment to Term Loan A Credit Agreement

Boart Longyear Chile Limitada By: Name: Title: Boart Longyear Comercializadora Limitada By: Name: Title: [signatures continue on next page] Fourth Amendment to Term Loan A Credit Agreement

Boart Longyear S.A.C. By: Name: Title: [signatures continue on next page] Fourth Amendment to Term Loan A Credit Agreement

Executed in accordance with section 127 of the Corporations Act 2001 by BL DDL HOLDINGS PTY. LTD. Director Signature Director/Secretary Signature Executed in accordance with section 127 of the Corporations Act 2001 by BL DDL II HOLDINGS PTY. LTD. Director Signature Director/Secretary Signature Fourth Amendment to Term Loan A Credit Agreement

INITIAL PURCHASERS: CCP II Dutch Acquisition - ND2, B.V. By Name: Title: CCP Credit SC II Dutch Acquisition - ND, B.V. By Name: Title: Fourth Amendment to Term Loan A Credit Agreement

Acknowledged: WILMINGTON TRUST, NATIONAL ASSOCIATION, as Administrative Agent By: Name: Title: Fourth Amendment to Term Loan A Credit Agreement

Annex I

EXECUTION COPY K&E Draft of May 2, 2017 TERM LOAN A SECURITIES AGREEMENT Dated as of October 22, 2014 among BOART LONGYEAR MANAGEMENT PTY LIMITED, as Issuer, CERTAIN AFFILIATES OF THE ISSUER IDENTIFIED HEREIN, as the Guarantors, and WILMINGTON TRUST, NATIONAL ASSOCIATION, as Administrative Agent

TABLE OF CONTENTS Page ARTICLE I DEFINITIONS AND ACCOUNTING TERMS 6 Field Code Changed 1.01 Defined Terms 6 1.02 Other Interpretive Provisions 32 1.03 Accounting Terms and Financial Ratios 33 1.04 Rounding 33 1.05 Times of Day 33 ARTICLE II THE COM1MITM1ENTS AND CREDIT EXTENSIONS 33 2.01 Term Loan A Securities 33 2.02 Issuance 34 2.03 Representations and Warranties of Each Purchaser 34 2.04 Reserved 31 2.05 Prepayments 31 2.06 Reserved 36 2.07 Repayment of Term Loan A Securities 36 2.08 Interest 36 2.09 Fees 37 2.10 Computation of Interest and Fees 37 2.11 Evidence of Debt 37 1.12 Payments Generally; Agent’s Clawback 38 2.13 Sharing of Payments by Purchasers 39 2.14 Reserved 39 2.15 Reserved 39 2.16 Reserved 39 2.17 Restriction on use of funds 39 ARTICLE III TAXES, YIELD PROTECTION AND ILLEGALITY 40 3.01 Taxes 10 3.02 Reserved 12 3.03 Reserved 12 3.04 Increased Costs 12 3.05 Reserved 13 3.06 Mitigation Obligations 13 3.07 Survival 13 ARTICLE IV GUARANTY 44 4.01 The Guaranty 11 4.02 Obligations Unconditional 11 4.03 Reinstatement 15 4.04 Certain Additional Waivers 15 4.05 Remedies 15 4.06 Rights of Contribution 16 4.07 Guarantee of Payment; Continuing Guarantee 16 4.08 Swiss Limitations 16 ARTICLE V CONDITIONS PRECEDENT TO CREDIT EXTENSIONS 48 5.01 Conditions of Effectiveness 48

ARTICLE VI REPRESENTATIONS AND WARRANTIES 51 6.01 Status 51 6.02 Power 52 6.03 Corporate Authorizations 52 6.04 Corporate Benefit 52 6.05 Documents Binding 52 6.06 Transaction Permitted 52 6.07 Financial Reports 52 6.08 No Litigation 53 6.09 No Default 53 6.10 Authorization 53 6.11 No Misrepresentation 51 6.12 Copies of Documents 51 6.13 Title 51 6.14 Law 51 6.15 Trust 51 6.16 Corporate Structure Diagram 51 6.17 Taxes 51 6.18 Solvency 55 6.19 Pari Passu Ranking 55 6.20 No Immunity 55 6.21 Partnerships 55 6.22 No Material Adverse Effect 55 6.23 ERISA and Canadian Pension Plan Compliance 55 6.24 Margin Regulations; Investment Company Act 56 6.25 Foreign Asset Control Regulations; Anti Money Laundering; Anti Corruption Laws 57 6.26 Insurance 58 6.27 Intellectual Property; Licenses, Etc 58 6.28 Perfection of Security Interests in the Collateral 59 6.29 Business Locations; Taxpayer Identification Number 59 6.30 Quebec Based Collateral 60 6.31 Projections 60 6.32 Tax Consolidated Group 60 6.33 GST Group 60 ARTICLE VII AFFIRMATIVE COVENANTS 60 7.01 Reporting Undertakings 60 7.02 General Undertakings 61 7.03 [Reserved] 71 7.04 Collateral Undertakings 71 7.05 Use of Proceeds 71 7.06 ERISA Compliance 75 7.07 Non U.S. Plan Compliance 75 7.08 Tax Group 75 7.09 GST Group 75 ARTICLE VIII [RESERVED] 76 ARTICLE IX EVENTS OF DEFAULT AND REM1EDIES 76 9.01 Events of Default 76 2

9.02 Remedies Upon Event of Default 81 9003 Application of Funds 82 ARTICLE X ADMINISTRATIVE AGENT 83 10.01 Appointment and Authority 83 10.02 Rights as a Purchaser 84 10.03 Exculpatory Provisions 85 10.04 Reliance by Agent 86 10.05 Delegation of Duties 86 10.06 Resignation of Agent 87 10.07 Non Reliance on Agent and Other Purchasers 87 10.8 No Other Duties; Etc 87 10.9 Agent May File Proofs of Claim 88 10.10 Guaranty and Collateral Matters 88 ARTICLE XI MISCELLANEOUS 89 14.01 Amendments, Etc 89 11.02 Notices; Effectiveness; Electronic Communications; English Language 90 11.03 No Waiver; Cumulative Remedies; Enforcement 93 11.04 Expenses; Indemnity; and Damage Waiver 94 11.05 Payments Set Aside 95 11.06 Successors and Assigns 95 11.07 Treatment of Certain Information; Confidentiality 98 11.08 Set off 99 11.09 Interest Rate Limitation 99 11.10 Counterparts; Integration; Effectiveness 100 11.11 Survival of Representations and Warranties 100 11.12 Severability 100 11.13 Reserved 101 11.14 Governing Law; Jurisdiction; Etc 101 11.15 Waiver of Right to Trial by Jury 102 11.16 No Advisory or Fiduciary Responsibility 102 11.17 Electronic Execution of Assignments and Certain Other Documents 102 11.18 USA PATRIOT Act Notice 103 11.19 Judgment Currency 103 11.20 PPS Law Further Assurances 103 11.21 Joint and Several Obligations 104 11.22 Chilean Appointment of Security Agent 104 ARTICLE I DEFINITIONS AND ACCOUNTING TERMS 6 1.1 Defined Terms 6 1.2 Other Interpretive Provisions 42 1.3 Accounting Terms and Financial Ratios 42 1.4 Rounding 43 1.5 Times of Day 43 ARTICLE II THE COMMITMENTS AND CREDIT EXTENSIONS 43 2.1 Term Loan A Securities 43 2.2 Issuance 43 2.3 Representations and Warranties of Each Purchaser 43 2.4 Reserved 44 3

2.05 Prepayments 44 2.06 Reserved 46 2.07 Repayment of Term Loan A Securities 46 2.08 Interest 46 2 09 Fees 47 2.10 Computation of Interest and Fees 47 2.11 Evidence of Debt 47 2.12 Payments Generally: Agent’s Clawback 47 2.13 Sharing of Payments by Purchasers 48 2 14 Reserved 49 2.15 Reserved 49 2.16 Reserved 49 2.17 Restriction on use of funds 49 ARTICLE III TAXES, YIELD PROTECTION AND ILLEGALITY 49 3.1 Taxes 49 3.2 Reserved 52 3.3 Reserved 52 3.4 Increased Costs 52 3.5 Reserved 53 3.6 Mitigation Obligations 53 3.7 Survival 53 ARTICLE IV GUARANTY 53 4.01 The Guaranty 53 4.2 Obligations Unconditional 54 4.3 Reinstatement 54 4.4 Certain Additional Waivers 55 4.5 Remedies 55 4.06 Rights of Contribution 55 4.7 Guarantee of Payment; Continuing Guarantee 55 4.8 Swiss Limitations 55 ARTICLE V CONDITIONS PRECEDENT TO CREDIT EXTENSIONS 58 5.01 Conditions of Effectiveness 58 ARTICLE VI REPRESENTATIONS AND WARRANTIES 61 6.1 Status 61 6.2 Power 61 6.3 Corporate Authorizations 61 6.04 Corporate Benefit 61 6.5 Documents Binding 61 6.6 Transaction Permitted 62 6.7 Financial Reports 62 6.08 No Litigation 62 6 09 No Default 63 6.10 Authorization 63 6.11 No Misrepresentation 63 6.12 Copies of Documents 63 6 13 Title 63 6.14 Law 64 4

6.15 Trust. 64 6.16 Corporate Structure Diagram 64 6.17 Taxes 64 6.18 Solvency 64 6.19 Pari Passu Ranking 64 6.20 No Immunity 64 6.21 Partnerships 64 6.22 No Material Adverse Effect 64 6.23 ERISA and Canadian Pension Plan Compliance 65 6.24 Margin Regulations; Investment Company Act 66 6.25 Foreign Asset Control Regulations; Anti-Money Laundering; Anti-Corruption Laws 66 6.26 Insurance 68 6.27 Intellectual Property: Licenses. Etc 68 6.28 Perfection of Security Interests in the Collateral. Except as otherwise expressly permitted under the Loan Documents: 68 6.29 Business Locations; Taxpayer Identification Number 69 6.30 Quebec Based Collateral 69 6.31 Projections 70 6.32 Tax Consolidated Group 70 6 33 GST Group 70 ARTICLE VII AFFIRMATIVE COVENANTS 70 7.1 Reporting Undertakings 70 7.2 General Undertakings 71 7 03 [Reserved] 76 7.4 Collateral Undertakings 76 7.5 [Reserved] 76 7.6 [Reserved] 76 7.7 [Reserved] 76 7.8 After-Acquired Property 76 7.9 Impairment of Security Interest 77 7.10 Maintenance of Properties 77 7.11 Further Instruments and Acts 78 7.12 Further Assurance 78 ARTICLE VIII NEGATIVE COVENANTS 78 8.1 Limitation on Finance Debt 78 8.2 Limitation on Restricted Payments 82 8.3 Limitation on Restrictions on Distributions from Subsidiaries 84 8.4 Limitation on Sales of Assets and Subsidiary Stock 85 8.5 Limitation on Affiliate Transactions 86 8.6 Limitation on Line of Business 87 8.7 Limitation on Liens 87 8.8 Limitation on Sale/Leaseback Transactions 88 8 09 [Reserved] 88 8.10 Merger and Consolidation 88 ARTICLE IX EVENTS OF DEFAULT AND REMEDIES 91 9.1 Events of Default 91 9.2 Remedies Upon Event of Default 94 5

9.03 Application of Funds. 95 ARTICLE X ADMINISTRATIVE AGENT 95 10.1 Appointment and Authority 95 10.2 Rights as a Purchaser 97 10.3 Exculpatory Provisions 97 10 04 Reliance by Agent 99 10.5 Delegation of Duties 99 10.6 Resignation of Agent 99 10.7 Non-Reliance on Agent and Other Purchasers 100 10.8 No Other Duties: Etc 100 10.9 Agent May File Proofs of Claim 100 10.10 Guaranty and Collateral Matters 101 ARTICLE XT MISCELLANEOUS 101 11 01 Amendments Etc 101 11.2 Notices; Effectiveness; Electronic Communications: English Language 103 11.3 No Waiver: Cumulative Remedies: Enforcement 106 11.4 Expenses: Indemnity: and Damage Waiver 106 11.5 Payments Set Aside 108 11.6 Successors and Assigns 108 11.7 Treatment of Certain Information; Confidentiality 110 11.8 Set-off 111 11.9 Interest Rate Limitation 11 2 11.10 Counterparts: Integration: Effectiveness 112 11.11 Survival of Representations and Warranties 113 11.12 Severability 113 1113 Reserved 113 11.14 Governing Law; Jurisdiction; Etc 113 11.15 Waiver of Right to Trial by Jury 114 11.16 No Advisory or Fiduciary Responsibility 115 11.17 Electronic Execution of Assignments and Certain Other Documents 115 1118 USA PATRIOT Act Notice 115 11.19 Judgment Currency 115 11.20 PPS Law Further Assurances 116 11.21 Joint and Several Obligations 117 11.22 Chilean Appointment of Security Agent 117 6

SCHEDULES 2.01 Commitments and Applicable Percentages 6.16 Corporate Structure Diagram 6.24 Certain ERISA Matters 6.26 Insurance 6.27 IP Rights 6.29(a) Real Property Locations 6.29(b) Equipment and Inventory Locations 6.29(c) Chief Executive Office, Etc. 6.29(d) Mergers; Organizational Changes 6.29(e) Deposit and Investment Accounts 7.02(w) Post-Closing Covenants 11.02 Certain Addresses for Notices EXHIBITS 2.02 Form of Request for Credit Extension 2.11(a) Form of Note 7.01 Form of Compliance Certificate 7.02(p)(1) Form of Joinder Agreement 11.06(b) Form of Assignment and Assumption 11.06(b)(iv) Form of Administrative Questionnaire 7

CREDIT AGREEMENT This CREDIT AGREEMENT is entered into as of October 22, 2014 among BOART LONGYEAR MANAGEMENT PTY LIMITED (ABN 38 123 283 545), a corporation incorporated under the laws of the Commonwealth of Australia (the “Issuer”), and BOART LONGYEAR LIMITED (ABN 49 123 052 728), a corporation incorporated under the laws of the Commonwealth of Australia (the “Group Parent”) as a Guarantor, and the other Guarantors (defined herein), the Purchasers (defined herein) and Wilmington Trust, National Association, as Agent. The Issuer has requested that the Purchasers purchase the Fully Accreted Amount of the Issuer’s term loan securities for the purposes set forth herein at an issue price of $120,000,000, and the Purchasers are willing to do so on the terms and conditions set forth herein. In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows: ARTICLE I DEFINITIONS AND ACCOUNTING TERMS 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below: “2013 Secured Note Indenture” means that certain Indenture dated as of or about September 18, 2013 among the Obligors and U.S. Bank National Association, as trustee and as collateral agent pursuant to which the Obligors shall issue senior secured notes due 2018. as amended or supplemented from time to time and shall include the 12.0% / 10.0% Senior Secured PIK Toggle Notes due 2022 issued pursuant to the first supplemental indenture thereto, dated as of [ ],[ ], 2017. “Accreted Value” means, as of any date of determination, the sum of (a) $120,000,000 and (b) the accretion of principal amount in respect of the Term Loan A Securities as determined in accordance with Section 2.08. “Act” has the meaning specified in Section 2.03(a) “Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after October 22, 2018, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month), or (ii) if such release (or successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%. 8

“Administrative Questionnaire” means an Administrative Questionnaire in substantially the form of Exhibit 11.06(b)(iv) or any other form approved by the Agent. “Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Affiliate Transaction” has the meaning specified in Section 8.05(a) “After-Acquired Property” means any property of the Issuer or any Guarantor acquired after the Closing Date that is intended to secure the Obligations pursuant to this Agreement and the Collateral Documents. “Agent” means Wilmington Trust, National Association, in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent. “Agent Fee Letter” means that certain letter agreement dated on or about the date hereof between the Issuer and Wilmington Trust, National Association relating to certain fees payable by the Issuer to Wilmington Trust, National Association, in the capacity as “Agent” under this Agreement. -”Agent Parties” has the meaning specified in Section 11.02(c). 11.02(c). “Agent’s Office” means the Agent’s address and, as appropriate, account as set forth on Schedule 11.0211.02 or such other address or account as the Agent may from time to time notify to the Issuer and the Purchasers. “Agreed Security Principles” means that no Security Interest on, or collateral security interest with respect to, any equity interests of one or more Non-U.S. Subsidiaries or any assets or properties of one or more Obligors located outside of the United States shall be required if any such Security Interest or collateral security interest: (A) shall violate applicable Law (including corporate benefit, financial assistance, fraudulent preference, thin capitalization rules and similar laws or regulations which limit the ability to provide collateral security on local assets or properties), (B) would reasonably be expected to (i) result in a material adverse tax consequence to any Obligor or any Subsidiary thereof, (ii) violate or conflict with any fiduciary duties of officers or directors of such Obligor or (iii) result in a risk of personal or criminal liability of any officer or director of such Obligor (it being understood and agreed that the Obligors shall use their commercially reasonable efforts to avoid or mitigate such limitations, and any such limitation shall be no more than the minimum required by applicable Law) or (C) in the reasonable determination of the Initial Purchaser, would result in costs (including in the nature of stamp duties, notarization, registration or other costs) that are disproportionate to the benefit afforded thereby, or that cause such benefit to be otherwise unavailable in a practicable manner. “Agreement” means this Term Loan Securities Agreement. “Agreement Currency” has the meaning specified in Section 11.19.11.19. “AIFRS” means Australian equivalents of the International Financial Reporting Standards as in effect on September 27. 2013. “Annual Capex Amount” means an amount not to exceed the greater of (i) $50,000,000 and (ii) 6% of the Company’s revenue for the trailing twelve month period ending on any such date of determination; provided that to the extent that the Company’s revenue growth exceeds 0% for such trailing twelve month period (the “Growth Component”), then the Annual Capex Amount for the 9 following twelve month period shall be increased by multiplying such amount by (1) 100% plus (2) the Growth Component (which for clarification purposes means that in the event the trailing twelve month period revenue growth is 5.0%, the Annual Capex Amount of $50,000,000 would be increased to $52,500,000 (e.g. the product of $50,000,000 and 105%); provided further that notwithstanding anything herein to the contrary, the Annual Capex Amount for 2015 shall be $50,000,000. “Anti-Corruption Laws” has the meaning specified in Section 6.25(b)(i).6.25(b)(i). “Applicable Percentage” means with respect to any Purchaser at any time, the percentage (carried out to the ninth decimal place) obtained by dividing (x) the outstanding principal balance of the Term Loan A Securities held by such Purchaser by (y) the aggregate outstanding principal balance of the Term Loan A Securities. The initial Applicable Percentage of each Purchaser is set forth opposite the name of such Purchaser on Schedule 2.012.01 or in the assignment agreement pursuant to which such Purchaser becomes a party hereto, as applicable. “Applicable Premium” means, with respect to the Outstanding Amount of the Term Loan A Securities at any redemption date, the excess of (i) the projected Accreted Value as of October 22, 2018 in respect of such Outstanding Amount of the Term Loan A Securities, discounted back to the date of determination using a discount rate equal to the Adjusted Treasury Rate, over (ii) the Accreted Value as of the date of determination in respect of such Outstanding Amount of the Term Loan A Securities. “Applicable Rate” means until the delivery of the Financial Reports for the first full fiscal quarter following the Closing Date pursuant to Section 7.01(a)(i) or (a)(ii), as applicable, 12% per annum and thereafter the following percentage per annum based on the Issuer’s EBITDA as of the end of the most recent four fiscal quarter period as set forth on the most recent Compliance Certificate delivered pursuant to Section 7.01(a)(iii):; Pricing Level EBITDA Applicable Rate I > $200,000,000 11.00% II < $200,000,000 12.00% Any increase or decrease in the Applicable Rate resulting from a change in the Issuer’s EBITDA shall become effective as of the first Business Day immediately following the date on which a Compliance Certificate isthe financial statements are delivered pursuant to Section 7.01(a)(iii); provided that (a) in the event that the Issuer fails to deliver a Compliance Certificate financial statements in accordance with Section 7.01(a)(iii), the Applicable Rate shall automatically be deemed to be the Applicable Rate of Pricing Level II and (b) as of the first Business Day after any Default or Event of Default shall have occurred and be continuing, the Applicable Rate shall automatically be deemed to be the Applicable Rate of Pricing Level II until such time as such Default or Event of Default shall no longer be continuing. “Approved Assignee” means any assignee approved by the Initial Purchaser; provided that none of the Issuer, any of the Issuer’s Affiliates, Subsidiaries, bona fide competitors, material customers, material suppliers or any natural person shall be an Approved Assignee. “Asset Disposition” means a sale, lease or sublease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer, license or other disposition to, or any exchange of property with, any Person, in one transaction or a series of transactions, of all or any part of any of the Issuer’s or any of its Subsidiaries’ businesses, assets or properties of any kind, whether real, personal, or mixed and whether 10 tangible or intangible, whether now owned or hereafter acquired, including, without limitation, the Equity Interests of the Issuer or any of its Subsidiaries, other than inventory sold in the ordinary course of business. For purposes of clarification, “Asset Disposition” shall include (i) the sale or other disposition for value of any contracts and (ii) the early termination or modification of any contract resulting in the receipt by the Issuer or any of its Subsidiaries of a cash payment or other consideration in exchange for such event (other than payments in the ordinary course for accrued and unpaid amounts due through the date of termination or modification). “Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions’) by the Parent or any Subsidiary, including any disposition by means of a merger; amalgamation, consolidation or similar transaction (each referred to for the purposes of this definition as a “ disposition”), of (1) any Equity Interests of a Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Parent or a Subsidiary); (2) all or substantially all the assets of any division or line of business of the Group Parent or any Subsidiary; or (3) any other assets of the Group Parent or any Subsidiary outside of the ordinary course of business of the Group Parent or such Subsidiary; other than, in the cases of clauses (1), (2) and (3) above, (i) a disposition by a Subsidiary to the Group Parent or by the Group Parent or a Subsidiary to a Subsidiary (other than the Swiss Security Provider), (ii) for purposes of Article VIII only, (x) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by Section 8.02, and (y) a disposition of all or substantially all the assets of the Group Parent or the Issuer in accordance with Section 8.10, (iii) a disposition of assets or Equity Interests with a Fair Market Value of less than $5.0 million; (iv) dispositions of obsolete or worn-out assets no longer used or useful in the business as then being conducted; (v) trade-ins or exchanges of equipment or other fixed assets for other assets of equivalent value; (vi) dispositions of past due accounts receivable or notes receivable in the ordinary course of business; (vii) a disposition of cash or Cash Equivalents, (viii) the creation of a Security Interest (but not the sale or other disposition of the property subject to such Security Interest) and (ix) dispositions by Group Parent or a Subsidiary to the Swiss Security Provider in respect of refunds, returns and warranties in the ordinary course. “Asset Disposition Prepayment Event” means any Asset Disposition of any asset or property that does not constitute Notes Priority Collateral (as defined in the Intercreditor Agreement),, to the extent the Net Cash Proceeds of such disposition both (i) exceeds $2,50010,000,000 in any fiscal year and (ii) is not reinvested in the costs of replacement of the properties or assets that are the subject of such sale or disposition or the cost of purchase or construction of other productive assets useful in the business of the Issuer or its Subsidiaries (but excluding working capital)used for one of the following purposes within 365 days after the date of receipt of such Net Cash Proceeds: (a) within twelve (12) months of the date of receipt of such Net Cash Proceeds, permanently reduce (x) any Finance Debt of the Issuer or a Guarantor that in each case is secured by a Security Interest on the Notes Priority Collateral that is prior to the Security Interest on the Notes Priority Collateral in favor of the Purchasers of the Term Loan A Securities or (y) any Finance Debt of a Subsidiary that is not a Subsidiary Guarantor, (and, in the case of revolving obligations under clauses (x) or (y), to correspondingly reduce commitments with respect thereto), in each case other than Finance Debt owed to the Issuer, a Guarantor or another Subsidiary; (a) ; provided that (x) all reinvestments that are subject to a legally binding commitment that the Issuer or such Subsidiary entered into (A) within twelve (12) months of 11

(b) make (i) an investment in any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or a Subsidiary, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Subsidiary, (ii) capital expenditures or (iii) acquisitions of other assets, in each of (i), (ii) and (iii), used or useful in a Related Business; and/or (c) make an investment in Replacement Assets. the date of receipt of such Net Cash Proceeds and (B) when, at the time such legally binding commitment was entered into, no Default or Event of Default was continuing, shall be permitted so long as any such reinvestment occurs no later than eighteen (18) months of the date of receipt of such Net Cash Proceeds and (y) the Issuer must deliver to the Agent an officer’s certificate setting forth in reasonable detail a description of any such portion of the Net Cash Proceeds that the Issuer or its Subsidiaries intends to reinvest, along with any additional information that the Agent or the Required Purchasers may reasonably request; provided further that neither the Issuer nor any of its Subsidiaries may make any Asset Disposition or reinvestment as provided above so long as any Default or Event of Default shall have occurred and be continuing. In addition, the Issuer shall, no later than twelve (12) months after the receipt of such Net Cash Proceeds that have not theretofore been applied to the Obligations or that have not been so reinvested or committed to be reinvested as provided above, make an additional prepayment of the Term Loan A Securities in the full amount of all such Net Cash Proceeds that are not applied to the Obligations or reinvested or committed to be reinvested in accordance with the terms hereof; provided that any Net Cash Proceeds that have been committed to be reinvested shall actually be reinvested within eighteen (18) months of the receipt of such Net Cash Proceeds or the Issuer shall make an additional prepayment of the Term Loan A Securities in the full amount of all such Net Cash Proceeds that are not applied to the Obligations or reinvested or committed to be reinvested in accordance with Section 2.05(b)(ii). Any Net Cash Proceeds from an Asset Disposition of any asset or property that does not constitute Notes Priority Collateral that is not invested or applied as provided in the immediately preceding paragraph within 365 days from the date of receipt shall be deemed to constitute “Excess Proceeds”: provided that if during such 365-dav period Group Parent, the Issuer or a Subsidiary enters into a definitive binding agreement committing it to apply such Net Cash Proceeds in accordance with the requirements of clause (b) or (c) above after such 365th day, such 365-day period will be extended with respect to the amount of Net Cash Proceeds so committed for a period not to exceed 180 days until such Net Cash Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement). When the aggregate amount Excess Proceeds exceeds $25.0 million, the Issuer shall make a prepayment of the Term Loan A Securities in the full amount of all such Excess Proceeds in accordance with Section 2.05(b)(ii) within 30 days after the date that Excess Proceeds exceed $25.0 million. “Assignment and Assumption Agreement” means an assignment and assumption agreement entered into by a Purchaser and an assignee (with the consent of any party whose consent is required by Section 11.06(b)), and accepted by the Agent, in substantially the form of Exhibit 11.06(b) or any other form approved by the Agent. “Associate” in relation to an entity means: (a) a Related Entity of that entity; (b) an entity, or the trustee or manager of a trust, which has a Controlling Interest in that entity or a Related Entity of that entity; (c) a Related Entity of an entity included in clauses (b) or (e); (d) a director of that entity or of an entity included in clauses (a), (b) or (c) or of the manager or of the trustee of any trust included in clauses (a), (b) or (c) or a spouse, child, parent or sibling of that director; (e) a corporation, or the trustee or manager of a trust, in which one or more entity or Person mentioned in clauses (a), (b), (c), (d), (e), (f) or 12

(g) alone or together has a Controlling Interest; (f) the trustee of a discretionary trust of which an entity or Person included in clauses (a), (b), (c), (d), (e) or (g) is a beneficiary (whether or not through one or more other discretionary trusts); or (g) an entity of which a director of that entity or a Related Entity of that entity is also a director. For the purposes of this definition: (i) where a Person is a beneficiary of a discretionary trust, that Person will be taken to own, and control, all the assets of that trust; (ii) director has the meaning given in the Corporations Act 2001 (Cth) (Australia); and (iii) a Person has a Controlling Interest in a corporation or trust if: (A) the corporation or its directors, or the trustee or manager of the trust or its directors, are accustomed, or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of that Person or of that Person in concert with others; or (B) the Person has a relevant interest (as defined in the Corporations Act 2001 (Cth) (Australia)) in total in more than 20% of the issued or voting shares, units or other interests in the corporation or trust (in number, voting power or value), or would have that relevant interest if any rights were exercised to subscribe for, or acquire or convert into, shares, units or other interests which are issued or unissued. The definition of relevant interest applies as if units or other interests were shares. “Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in such transaction) of the obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Finance Debt represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”. “Authorization” includes: (a) any consent, authorization, registration, filing, lodgement, agreement, notarization, certificate, permission, license, approval, authority or exemption from, by or with a Governmental Authority; or (b) in relation to anything which will be fully or partly prohibited or restricted by Law if a Governmental Authority intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action. “Bill” means a Bill of Exchange as defined in the Bills of Exchange Act 1909. “Bankruptcy Law” means Title 11 of the United States Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), the Australian Bankruptcy Act of 1966, Australian Corporations Act, in each case, as amended, or any similar federal, foreign, or state or provincial laws of the United States, Australia, Canada or Switzerland for the relief of debtors. “Bank Priority Collateral” has the meaning specified in the Intercreditor Agreement. “Bonds” has the meaning specified in Section 10.01. “Borrowing” means the purchase of the Term Loan A Securities by the Purchasers in accordance with their Commitment thereto, pursuant to Section 2.01.2.01 “Business” means the business of: (a) providing contract drilling services for the extraction of rock, soil and water samples; and (b) the manufacture of capital equipment and consumables for the drilling industry. “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Agent’s Office is located. 13

“Canadian Benefit Plans” means any plan, agreement, fund, program, practice or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, supplemental pension, retirement or savings benefits, under which any Obligor has any liability with respect to any current or former employee, officer, director or contractor employed in Canada (or any spouses, dependents, survivors or beneficiaries of any such persons), including any Canadian Pension Plans but excluding any statutory benefit plans which the Obligor is required to participate in or comply with, such as the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation. “Canadian Defined Benefit Plan” means any Canadian Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada), excluding any Canadian Multi-Employer Plans, whether existing on the Closing Date or which would be considered a Canadian Defined Benefit Plan if assumed, adopted or otherwise participated in or contributed to by any Obligor thereafter. “Canadian Multi-Employer Plan” means any Canadian Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined in subsection 147.1(1) of the Income Tax Act (Canada) and to which any Obligor is required to contribute pursuant to a collective agreement or participation agreement and which is not maintained or administered by the Obligor, whether existing on the Closing Date or which would be considered a Canadian Multi-Employer Plan if assumed, adopted or otherwise participated in or contributed to by the Obligor thereafter-. “Canadian Pension Plan” means any Canadian Defined Benefit Plan and any Canadian Multi-Employer Plan. “Canadian Pension Termination Event” means the occurrence of any of the following: (i) the board of directors of any Obligor passes a resolution to terminate or wind up in whole or in part any Canadian Defined Benefit Plan or otherwise the Obligor initiates any action or filing to voluntarily terminate or wind up in whole or in part any Canadian Defined Benefit Plan; (ii) the institution of proceedings by any Governmental Authority to terminate in whole or in part any Canadian Defined Benefit Plan, including notice being given by the Superintendent of Financial Services or another Governmental Authority that it intends to order a wind up in whole or in part of any Obligor’s Canadian Defined Benefit Plan; (iii) there is a cessation of required contributions to the fund of a Canadian Defined Benefit Plan by any Obligor (other than a cessation of contributions that is due to an administrative error that is corrected); (iv) the receipt by any Obligor of correspondence from any Governmental Authority related to the likely wind-up or termination (in whole or in part) of any Canadian Defined Benefit Plan; (v) the wind-up or termination (in whole or in part) of a Canadian Defined Benefit Plan; (vi) the appointment by any Governmental Authority of a replacement administrator or trustee to wind up or terminate (in whole or in part) a Canadian Defined Benefit Plan; (vii) the withdrawal of any Obligor from a Canadian Multi-Employer Plan where any additional contributions by the Obligor are triggered by such withdrawal; (viii) any statutory deemed trust or lien, other than a Permitted Security InterestLien, arises in connection with a Canadian Pension Plan or (ix) an event respecting any Canadian Pension Plan which could result in the revocation of the registration of such Canadian Pension Plan or which could otherwise reasonably be expected to adversely affect the tax status of any such Canadian Pension Plan. Notwithstanding anything to the contrary herein, a Canadian Pension Termination Event shall not include any event that relates to the partial wind-up or termination of solely a defined contribution component of a Canadian Defined Benefit Plan. 14

“Capital Expenditures” means expenditures made to acquire, maintain or extend the useful life of capital assets such as real property, buildings, fixtures and equipment, including any such expenditures consisting of capital leases; provided, however, that Capital Expenditures shall not include any such expenditures (i) for replacements, repairs or acquisitions of capital assets, to the extent made with the proceeds of property insurance or (ii) for replacements, repairs or acquisitions of capital assets, to the extent made with proceeds from Asset Dispositions permitted hereunder. “Capitalization Ratio” on any day means the ratio of: (a) the Group’s total Finance Debt determined on a consolidated basic at that time to (b) the sum of: (i) the Group’s total Finance Debt determined on a consolidated basis plus (ii) the consolidated shareholders funds of the Group as shown in the Latest Financial Reports, at that time. “Cash Equivalents” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc.; (c) certificates of deposit, time deposits, overnight bank deposits or bankers’ acceptances maturing within one (1) year from the date of acquisition thereof issued by any bank organized under the laws of the United States or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (d) repurchase obligations of any commercial bank satisfying the requirements of clause (c) of this definition or recognized securities dealer having combined capital and surplus of not less than $250,000,000, having a term of not more than seven days, with respect to securities satisfying the criteria in clauses (a) or (c) above, (e) debt securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (c) above and (f) investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (e) above. “Casualty Event” means, with respect to any equipment fixed assets or real property (including any improvements thereon) of the Issuer or any of its Subsidiaries, any loss of or damage to, or any condemnation or other taking by a Governmental Authority of, such property, the date on which the Group Parent, the Issuer or any of its Subsidiaries receives insurance proceeds or proceeds of a condemnation award or any other compensation to replace or repair such property, to the extent the Net Cash Proceeds of such Casualty Event both (i) exceeds $2,500,000 in any fiscal year and (ii) is not reinvested in the costs of replacement of the properties or assets (other than working capital) that are the subject of such casualty loss or condemnation or the cost of purchase or construction of other productive assets useful in the business of the Issuer or its Subsidiaries within twelve (12) months of the date of receipt of such Net Cash Proceeds; provided that (x) all reinvestments that are subject to a legally binding commitment that the Issuer or such Subsidiary entered into (A) within twelve (12) months of the date of receipt of such Net Cash Proceeds and (B) when, at the time such legally binding commitment was entered into, no Default or Event of Default was continuing, shall be permitted so long as any such reinvestment occurs no later than eighteen (18) months from the date of receipt of such Net Cash Proceeds and (ii) the Issuer must deliver to the Agent an officer’s certificate setting forth in reasonable detail a description of any such portion of the Net Cash Proceeds that the Issuer or its Subsidiaries intends to reinvest, along with any additional information that the Agent or the Required Purchasers may reasonably request; provided further that neither the Issuer nor any of its Subsidiaries may make any such reinvestment so long as any Default or Event of Default shall have occurred and be continuing. In addition, the Issuer shall, no later than twelve (12) months after receipt of such Net Cash Proceeds that have not theretofore been applied to the Obligations or that have not been so reinvested or committed to be reinvested as provided above, make an additional prepayment of the Term Loan A Securities in the full 15 amount of all such Net Cash Proceeds that are not applied to the Obligations or reinvested or committed to be reinvested in accordance with the terms hereof; provided that any Net Cash Proceeds that have been committed to be reinvested shall actually be reinvested within eighteen (18) months of the receipt of such Net Cash Proceeds or the Issuer shall make an additional prepayment of the Term Loan A Securities in the full amount of all such Net Cash Proceeds that are not applied to the Obligations or reinvested or committed to be reinvested in accordance with Section 2.05(b)(ii). “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with AIFRS, and the amount of Finance Debt represented by such obligation shall be the capitalized amount of such obligation determined in accordance with AIFRS; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of Section 8.07, a Capital Lease Obligation will be deemed to be secured by a Security Interest on the property being leased. “Capital Stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock. “Cash Equivalents” means any of the following: (1) Dollars, Australian dollars, pounds sterling or euros: (2) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof; (3) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) or reasonably equivalent ratings of another internationally recognized ratings agency or any money-market fund sponsored by a registered broker dealer or mutual fund distributor; (4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1) and (2) above entered into with a bank meeting the qualifications described in clause (2) above; 16

(5) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Group Parent) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” for higher) according to Moody’s or “A-1” (or higher) according to S&P’s Ratings Group (or reasonably equivalent ratings of another internationally recognized ratings agency); (6) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P’s Ratings Group or “A” by Moody’s: (7) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above; and (8) in the case of Investments by any Subsidiary that is a Non-U.S. Subsidiary, (x) such local currencies in those countries in which such Non-U.S. Subsidiary transacts business from time to time in the ordinary course of business and (y) Investments of comparable tenor and credit quality to those described in the foregoing clauses (1) through (7) customarily utilized in countries in which such Non-U.S. Subsidiary operates for short-term cash management purposes. “CCPJI” means CCP II Dutch Acquisition - E2, B.V.”Certifying Officer” in respect of an Obligor incorporated or registered in the United States or Canada means any director, secretary, president, chief executive officer, chief financial officer, treasurer or chief accounting officer (or any other title for a substantially equivalent role which replaces any of the above titles from time to time). “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued. -”Change of Control” means the occurrence of any of the following events: (a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1931 (the “Exchange Act”)),), other than the Purchasers or their Affiliates, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 2550% of the total voting power of the Voting Stock of the Group Parent; (b) the adoption of a plan relating to the liquidation or dissolution of the Group Parent or the Issuer; 17

(c) the merger-on, consolidation or amalgamation of the Group Parent with or into another Person or the merger or amalgamation of another Person with or into the Group Parent, or the sale of all or substantially all the assets of the Group Parent (determined on a consolidated basis) to another Person other than any such transaction involving a merger-or, consolidation or amalgamation where (A) the outstanding Voting Stock of the Group Parent is converted into or exchanged for Voting Stock of the surviving or transferee corporation and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 2550% of the total Voting Stock of the surviving or transferee corporation; or (d) the Group Parent ceases to own beneficially or of record, all of the capital stock or other equity interests Capital Stock of the Issuer; (a) the occurrence of a “change of control” (or similar event, however denominated) shall occur under any indebtedness for borrowed money of the Issuer or its Subsidiaries, in each case with an aggregate outstanding principal amount in excess of $20,000,000; or (b) during any period of six (6) consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Group Parent cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, (x) in the case of both clause (ii) and clause (iii), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors and (y) a change in the composition of the board of directors arising pursuant to Division 9 of Part 2G.2 of the Corporations Act and in particular, sections 250U — 250X). provided, however that no merger or amalgamation of the Issuer or the Parent with or into another person effected to change the domicile of the Issuer or the Parent, as applicable, shall be a Change of Control; and provided further, that the foregoing definition of “Change of Control” shall apply only to such events occurring after [ ].1 For purposes hereof, “Voting Stock” of a Person means outstanding capital stock or other equity interests Equity Interests that are normally entitled to (without regard to the occurrence of any contingency) to vote in the election of such Person’s directors, managers or trustees. -”Change of Control Offer” has the meaning specified in Section 2.05(b)(i).2.05fbViY “Change of Control Payment” has the meaning specified in Section 2.05(b)(i).2.05fb¥i’). [ ] to be the date of emergence. 18

“Change of Control Payment Date” has the meaning specified in Section 2.05fb)(i).2.05fb¥i’). “Chilean Obligors” has the meaning specified in Section 11,22(a) “Chilean Pledges” has the meaning specified in Section 11.22(a) “Closing Date” means the date hereof. “Collateral” means a collective reference to all property with respect to which Security Interests in favor of the Agent, for the benefit of itself and the other holders of the Secured Obligations, are purported to be granted pursuant to and in accordance with the terms of the Collateral Documents. “Collateral Agent” means Wilmington Trust, National Association, in its capacity as collateral agent under any of the Loan Documents, or any successor collateral agent. “Collateral Documents” means a collective reference to the Security Agreement, the Mortgages, each Canadian security and pledge agreement or hypothec executed in favor of the Agent for the benefit of the holders of the Secured Obligations by each of the Obligors, each general security deed and share mortgage executed by the Australian Obligors, the Swiss Security Agreements and other security documents as may be executed and delivered by any Obligor pursuant to the terms of Section 7.047.08 or any of the Loan Documents. “Commitment” means, as to each Purchaser, its obligation to purchase the Term Loan A Securities pursuant to Section 2.012.01 in the amount set forth opposite such Purchaser’s name on Schedule 2.01.2.01. “Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement with respect to commodity prices. “Comparable Treasury Issue” means the United States Treasury security reasonably selected by the Agent as having a maturity comparable to the remaining term of the Term Loan A Securities from the redemption date to October 22, 2018, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to October 22, 2018. “Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Initial Purchaser, Reference Treasury Dealer Quotations for such redemption date. “Compliance Certificate” means a certificate substantially in the form of Exhibit 7.01.7.01. “Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes. “Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recently ended four consecutive fiscal quarter period for which financial statements are publicly available to (y) Consolidated Interest Expense for such four fiscal quarter period; provided, however, that: (a) if the Group Parent or any Subsidiary has Incurred any Finance Debt (other than Finance Debt incurred in the ordinary course of business for working capital purposes pursuant to a revolving credit facility) since the beginning of such period that 19 remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Finance Debt, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Finance Debt as if such Finance Debt had been Incurred on the first day of such period; (b) if the Group Parent or any Subsidiary has repaid, repurchased, defeased or otherwise discharged any Finance Debt since the beginning of such period or if any Finance Debt is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Finance Debt Incurred under any revolving credit facility unless such Finance Debt has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Group Parent or such Subsidiary had not earned the interest income actually earned during such period in respect of cash or Cash Equivalents used to repay, repurchase, defease or otherwise discharge such Finance Debt; (c) if since the beginning of such period the Group Parent or any Subsidiary shall have made any Asset Disposition (including, for purposes of this clause (c), discontinued operations as determined in accordance with AIFRS), EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Finance Debt of the Group Parent or any Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Group Parent and its continuing Subsidiaries in connection with such Asset Disposition for such period (or, if the Equity Interests of any Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Finance Debt of such Subsidiary to the extent the Group Parent and its continuing Subsidiaries are no longer liable for such Finance Debt after such sale); (d) if since the beginning of such period the Group Parent or any Subsidiary (by merger, amalgamation or otherwise) shall have made an Investment in any Subsidiary (or any Person which becomes a Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Finance Debt) as if such Investment or acquisition had occurred on the first day of such period; (e) pro forma calculations under clauses (c) and (d) above may include any pro forma expense and cost reductions that (i) would be permitted pursuant to Article IX of Regulation S-X or (ii) have been realized or for which steps necessary for realization have been taken or are reasonably expected to be taken within 12 months; provided that such adjustments are set forth in an officer’s certificate signed by the Group Parent’s chief financial officer that states (A) the amount of such adjustment or adjustments and (B) that such adjustment or adjustments are based on the reasonable and good faith belief of such officer at the time of the execution; and 20

(f) if since the beginning of such period any Person (that subsequently became a Subsidiary or was merged or amalgamated with or into the Group Parent or any Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (c) or (d) above if made by the Group Parent or a Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Finance Debt Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Group Parent. If any Finance Debt bears a floating rate of interest and is being given pro forma effect, the interest on such Finance Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Finance Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Finance Debt is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Finance Debt shall be calculated based on the average daily balance of such Finance Debt for the four fiscal quarters subject to the pro forma calculation to the extent that such Finance Debt was incurred solely for working capital purposes. “Consolidated Interest Expense” means, for any period, the total interest expense of the Group Parent and its consolidated Subsidiaries in accordance with AIFRS for such period, plus, to the extent not included in such total interest expense, and to the extent incurred by the Group Parent or its Subsidiaries, without duplication: (1) interest expense attributable to Capital Lease Obligations; (2) amortization of debt discount and debt issuance cost; (3) capitalized interest; (4) non-cash interest expense; (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; (6) net payments pursuant to Hedging Obligations (or minus net payments received); (7) dividends accrued in respect of all Disqualified Stock of the Group Parent and all Preferred Stock of any Subsidiary, in each case, held by Persons other than the Issuer or a Wholly Owned Subsidiary (other than dividends payable solely in Equity Interests (other than Disqualified Stock) of the Group Parent); provided, however, that such dividends will be multiplied by a fraction of the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the Issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by a responsible financial or accounting Responsible Officer of the Group Parent in good faith); 21

(8) interest incurred in connection with Investments in discontinued operations; (9) interest accruing on any Finance Debt of any other Person to the extent such Finance Debt is Guaranteed by (or secured by the assets of) the Group Parent or any Subsidiary; and (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Group Parent) in connection with Finance Debt Incurred by such plan or trust. “Consolidated Net Income” means, for any period, the net income of the Group Parent and its consolidated Subsidiaries in accordance with AIFRS for such period; provided, however, that there shall not be included in such Consolidated Net Income: (a) any net income of any Person (other than the Group Parent) if such Person is not a Subsidiary, except that: (i) subject to the exclusion contained in clause (d) below, the Group Parent’s equity in the net income of any such Person for such period shall he included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Group Parent or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Subsidiary, to the limitations contained in clause (c) below); and (ii) the Group Parent’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (b) any net income (or loss) of any Person acquired by the Group Parent or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition; (c) any net income of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument judgment decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally and irrevocably waived, except that: (i) subject to the exclusion contained in clause (d) below, the Group Parent’s equity in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that actually was distributed by such Subsidiary during such period to the Group Parent or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Subsidiary, to the limitation contained in this clause); and (ii) the Group Parent’s equity in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income; 22

(d) any gain (or loss) realized upon the sale or other disposition of any assets of the Group Parent, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Equity Interests of any Person; (e) extraordinary gains or losses; (f) the effect of any non-cash impairment charge affecting goodwill or intangibles or a reversal of any such impairment charge; (g) the cumulative effect of a change in accounting principles; and (h) any net after-tax gain (or loss) attributable to the early extinguishment or conversion of Finance Debt, in each case, for such period. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. “Covenant Suspension Event” means, during any period of time following the issuance of the Term Loan A Securities, that (i) (x) only for so long as the 2013 Secured Note Indenture is in effect, the Existing Secured Notes are rated Investment Grade by both of the Rating Agencies (and reports from the Rating Agencies confirming such ratings have been delivered by the Group Parent to the Agent) or (y) if the 2013 Secured Note Indenture ceases to be in effect, the Term Loan A Securities are rated Investment Grade by both of the Rating Agencies (and reports from the Rating Agencies confirming such ratings have been delivered by the Group Parent to the Agent), and (ii) no Default or Event of Default has occurred and is then continuing under this Agreement. “Coverage Indebtedness” has the meaning set forth in Section 8.01(a). “Credit Facilities” means one or more debt facilities, commercial paper facilities, securities purchase agreements, indentures or similar agreements, in each case, with banks or other institutional lenders or investors providing for revolving loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or the issuance and sale of securities, in each case, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), Refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereunder. “Current Accounting Practice” at any time, means accounting principles and practices applying by Law or otherwise generally accepted in Australia at that time, consistently applied. “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement with respect to currency exchange rates or values. “Debtor Relief Laws” means the Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and 23

Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, arrangement (including under any relevant incorporating statute), rearrangement, receivership, insolvency, reorganization, judicial management, administration or relief of debtors or similar debtor relief Laws of the United States or Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally. “Declined Proceeds” has the meaning specified in Section 2.05(b)(iv).2.05(b)(iv). “deemed year” has the meaning specified in Section 2.08(d). “Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default. “Default Rate” means, with respect to any Term Loan A Securities, an interest rate equal to the interest rate otherwise applicable to such Term Loan A Securities plus 2% per annum. “Deposit Accounts” has the meaning given to such term in the Security Agreement and, in addition, means any deposit or other bank accounts as defined in any other Collateral Document. “Distribution” means any payment or distribution of money or other asset (including by management or other fee, interest, dividend, return of capital, repayment or redemption) to or for the benefit of any holder (in that capacity) of shares or other equity securities or interests or shareholder Finance Debt issued or owed by an Obligor or any Associate of any such holder. “Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Group Parent or one of its Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant, to an officer’s certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-Cash Consideration. “Disqualified Stock” means, with respect to any Person, any Equity Interests which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event: (a) matures or is mandatorily redeemable (other than redeemable only for Equity Interests of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise; (b) is convertible or exchangeable at the option of the holder for Finance Debt or Disqualified Stock; or (c) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part.; in each case on or prior to the date that is 91 days after the stated maturity of the Term Loan A Securities; provided, however, that any Equity Interests that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Equity Interests upon the occurrence of an “asset disposition” or “change of control” occurring prior to the date that is 91 days after the stated maturity of the Term Loan A Securities shall not constitute Disqualified Stock if: 24

(d) the “asset disposition” or “change of control” provisions applicable to such Equity Interests are not more favorable in any material respect to the holders of such Equity Interests than the terms applicable to the Term Loan A Securities and described in Section 8.04; and (e) any such requirement only becomes operative after compliance with such terms applicable to the Term Loan A Securities, including the purchase of any Term Loan A Securities tendered pursuant thereto. The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to this Agreement; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person. “Dollar” and “$” mean lawful money of the United States. “EBITDA” in respect of any period means the consolidated profit of the Group for that period calculated in accordance with Current Accounting Practice adjusted to exclude (to the extent not already excluded): (a) any unrealized gains or losses on any hedge or derivative transaction (except hedge or derivative transactions accounted for on a hedge accounting basis); (b) unrealized exchange gains and losses including those arising on translation of foreign currency debt; (c) income Tax expense during the period; (d) Interest Expense during the period; (e) deductions or contributions in respect of non cash items during the period; (f) amortization of goodwill, any intangible assets and any acquisitions costs during the period; (g) any net profits or losses during that period of any Entity to the extent they have been consolidated within consolidated profit during that period but are attributable to outside equity interests; (h) any depreciation or amortization of fixed assets during the period; (i) any deduction or contribution in respect of losses or profits against book value on disposals (other than in the ordinary course of trading) during the period and (j) any reasonable restructuring charges; provided that-the aggregate amount excluded from EBITDA pursuant to this clause (j) shall not exceed $25,000,000 in any fiscal year. “EBITDA Condition” means the Issuer’s EBITDA as of the end of the most recent four fiscal quarter period as set forth on the most recent Compliance Certificate delivered pursuant to Section 7.01(a)(iii) is greater than $200,000,000. “EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency. “EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income: (1) all income tax expense of the Group Parent and its consolidated Subsidiaries; (2) Consolidated Interest Expense; (3) depreciation and amortization expense of the Group Parent and its consolidated Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period); 25

(4) the amount of any restructuring charges and reserves; and (5) all other non-cash charges of the Group Parent and its consolidated Subsidiaries- including any non-cash charges arising from any Interest Rate Agreement or Currency Agreement or otherwise with respect to fluctuations in currency values or with respect to the issuance, exercise, cancellation or appreciation of options and other grants in connection with Equity Interests, but excluding, in each case, any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period, less all non-cash items of income of the Group Parent and its consolidated Subsidiaries (other than accruals of revenue by the Group Parent and its consolidated Subsidiaries in the ordinary course of business); in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Group Parent by such Subsidiary without prior governmental approval (that has not been obtained) and is not prohibited by the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders. “Entity” means a person, corporation, partnership, trust or any other entity or organization. “Environmental Laws” means any and all federal, state, provincial, local, foreign and other applicable statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems. “Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of any Obligor or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing. “Equity Interests” means (a) in the case of a corporation, capital stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership, partnership interests (whether general, preferred or limited), (d) in the case of a limited liability company, membership interests and (e) any other interest or participation that convers or could confer on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, without limitation, options, warrants and any other “equity security” as defined in Rule 3al 1 1 of the Exchange Act. “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for. Capital Stock. “ERISA” means the Employee Retirement Income Security Act of 1974. 26

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Issuer within the meaning of Section 414(b) or (c) of the Internal Revenue Code (and Sections 414(m) and (o) of the Internal Revenue Code for purposes of provisions relating to Section 412 of the Internal Revenue Code). “ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of the Issuer or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Issuer or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate; or the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA, (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; or (g) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA or liability to fund any Pension Plan in the ordinary course, upon the Issuer or any ERISA Affiliate. “Event of Default” has the meaning specified in Section 9.01.9.01. “Excess Capitalization” has the meaning specified in Section 7.02(e)(ii). “Exchange Act” means the U.S. Securities Exchange Act of 1934. as amended. “Excluded Deposit Accounts” means (i) Deposit Accounts the balance of which consists exclusively of (A) withheld income taxes, employment taxes or payroll taxes in such amounts as are required in the reasonable judgment of the Obligors to be paid to the applicable governmental agencies with respect to current or former employees of any one or more of the Obligors and (B) amounts required by applicable Law to be paid over to an employee benefit plan or similar employee benefit arrangement on behalf of or for the benefit of employees of one or more Obligors, (ii) all segregated Deposit Accounts constituting taxes accounts and payroll accounts, (iii) any Deposit Accounts the maximum aggregate daily balance of which does not exceed $50,000 (for any individual account) and $250,000 (for all such Deposit Accounts excluded pursuant to this clause (iii)); provided that amounts held in any Deposit Account that are automatically swept on a daily basis into another Deposit Account that is subject to a deposit account control agreement shall not be included in calculating such maximum aggregate daily balance, (iv) any Deposit Account containing solely fiduciary funds held in trust for the benefit of third parties (other than any Obligor or any of their respective Subsidiaries) and (v) any Deposit Account contemplated by clause (e) of the definition of Excluded Property. Notwithstanding the foregoing, in no event shall any Deposit Account of an Obligor that is pledged as collateral to secure the obligations of the Obligors under or pursuant to the 2013 Secured Note Indenture or the Term Loan B Securities Documents constitute an “Excluded Deposit Account.” “Excluded Equity Interests” means (a) the capital stock or other equity interests of any direct Non-U.S. Subsidiary of any Obligor that is a U.S. Subsidiary to the extent not required to be pledged to secure the Secured Obligations pursuant to Section 7.01(a),7.04. and (b) the capital stock or other equity interests of any joint venture, to the extent a pledge of such capital stock or other equity interests is prohibited by the Organization Documents or agreements with the other equity holders of such joint venture. Notwithstanding the foregoing, in no event shall any capital stock or other equity interests owned by an Obligor that is pledged as collateral to secure the obligations of the Obligors under or pursuant to the 2013 Secured Note Indenture constitute “Excluded Equity Interests.” “Excluded Property” means, with respect to any Obligor, (a) any owned or leased real property that is not required to be pledged as collateral to secure the obligations of the Obligors under or pursuant 27 to the 2013 Secured Note Indenture, (b) any Excluded Deposit Accounts of such Obligor, (c) any Excluded Equity Interests owned by such Obligor, (d) any property which is subject to a Security Interest of the type described in clause (k) or (mf) of the definition of Permitted Security Interests Liens pursuant to documents which prohibit such Obligor from granting any other Security Interests in such property, (e) the cash and Cash Equivalents pledged to secure the Letter of Credit Reimbursement Obligations permitted under Section 7.02(c)(x); provided that such cash and Cash Equivalents shall cease to be Excluded Property immediately following the termination of such pledge—or Letter of Credit Reimbursement Obligation, [reserved], (f) any property of such Obligor specifically excluded from the grant of a Security Interest therein pursuant to the Collateral Documents and (g) unless required pursuant to the terms hereof, real and tangible personal property located in Quebec, Canada. In addition, other assets may be designated as “Excluded Properly” if the Initial Purchaser and the Issuer mutually determine that the cost of obtaining a perfected security interest therein is excessive in relation to the value afforded thereby; provided, however that such determination shall not preclude the Initial Purchaser, in its reasonable discretion, from requiring such perfected security interest on such assets be obtained in the future (subject to the Agreed Security Principles). Notwithstanding the foregoing, in no event shall any asset or property of an Obligor that is pledged as collateral to secure the obligations of the Obligors under or pursuant to the 2013 Secured Note Indenture constitute “Excluded Properly.” “Excluded Taxes” means, with respect to the Agent, any Purchaser or any other recipient of any payment to be made by or on account of any obligation of the Issuer hereunder, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case (i) imposed as a result of such Agent, Purchaser or other recipient being organized under the laws of, or having its principal office or, in the case of any Purchaser, its applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Purchaser, any Australian withholding Tax imposed on amounts payable to or for the account of such Purchaser with respect to an applicable interest in a Loan Document pursuant to a law in effect on the date on which (i) such Purchaser acquires such interest in the Loan Document or (ii) such Purchaser changes its lending office, except in each case to the extent that, pursuant to Section 3.01 (Taxes), amounts with respect to such Taxes were payable either to such Purchaser’s assignor immediately before such Purchaser became a party hereto or to such Purchaser immediately before it changed its Lending Office, (c) Taxes attributable to such Agent, Purchaser or other recipient’s failure to comply with Section 3.01(e) (Taxes-Status of Purchasers), and (d) any U.S. federal withholding Taxes imposed pursuant to FATCA. “Existing ABL” means the Revolving Credit and Security Agreement, dated as of May 29. 2015. among PNC Bank, National Association, as lender and agent, Boart Longyear Management Pty Limited and the guarantors party thereto, as amended by the First Amendment to Revolving Credit and Security Agreement, dated as of April 2, 2017. “Existing Secured Notes” means those notes issued pursuant to the 2013 Secured Note Indenture. “Existing Secured Notes Threshold Amount” has the meaning specified in Section 7.02(e)(ix). “FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code. “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith (1) in the case of amounts less than $10 million, by a Responsible Officer of the Group Parent, and (ii) in the case of amounts equal to or greater than $10 28 million, by the board of directors of the Group Parent, whose determination will be conclusive and evidenced by a resolution of such board of directors. For purposes of determining the Fair Market Value of capital stock, the value of the capital stock of a Person shall be based upon such Person’s property and assets, exclusive of goodwill or any similar intangible asset. “Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average of the quotations for such day for such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it in consultation with the Initial Purchaser. “Finance Debt” means. without duplication, any indebtedness (whether present or future or actual or contingent) in respect of money borrowed or raised or other financial accommodation. It includes indebtedness (whether present or future or actual or contingent) under or in respect of: (a) a Guarantee of Finance Debt or a Guarantee given to a financier; (b) a finance or capital Lease; (c) a swap, option, hedge, forward, futures or similar transaction; (d) an acceptance, endorsement or discounting arrangement; (e) a redeemable share, redeemable stock, any preference or preferred shares or similar Equity Interests, except (I) for any such instrument held by the Initial Purchaser or its Affiliates, which shall be treated as equity) and (II) otherwise, in each case, on terms and conditions satisfactory to the Initial Purchaser (or, if at such time the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers); (f) receivables sold or discounted (other than any receivables to the extent they are sold on a non recourse basis); (g) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, units, loan stock or similar instruments; (h) the deferred purchase price (for more than 120 days) of an asset or service; (i) an obligation to deliver assets or services paid for in advance by a financier or otherwise relating to a financing transaction; or (j) the maximum amount available to be drawn under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments. “Financial Assistance Completion Date” means: (a) in the case of a Person incorporated or registered in Australia, each of the following dates: (i) the date which is 14 days after the date on which the documents referred to in Section 7.02(p)(iii)(C)(2) are lodged with the Australian Securities and Investments Commission; and (ii) the date on which all of the requirements of section 260B of the Corporations Act 2001 (Cth) (Australia) have been complied with in relation to the giving of any financial assistance by that Person, such that any such financial assistance is no longer prohibited by section 260A of the Corporations Act 2001 (Cth) (Australia); or (b)in the case of a Person incorporated, registered or formed in a country other than Australia, the date provided in the relevant legislation in the relevant jurisdiction relating to the provision of any financial assistance (however described) by that Person, the giving of a Guarantee or the entry into and giving of effect to a Loan Document to which the Person is expressed to be a party as the date on which such financial assistance (however described), Guarantee or the entry into and giving of effect to the Loan Document to which the Person is expressed to be a party may or will become valid, effective and legal and bind that Person and not breach that legislation (assuming all things are done under or as contemplated by the relevant legislation as soon as able to be done under the legislation to facilitate this). 29

“Finance Debt” means, with respect to any Person on any date of determination (without duplication, whether or not contingent): (a) the principal in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable; (b) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (c) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accrued expenses or accounts payable or other liability to trade creditors arising and paid in the ordinary course of business); (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit); (e) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with this Agreement (but excluding, in each case, any accrued dividends); (f) all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; (g) all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Security Interest on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or assets and the amount of the obligation so secured; and (h) to the extent not otherwise included in this definition, Hedging Obligations of such Person. Notwithstanding the foregoing, in connection with the purchase by the Group Parent or any Subsidiary of any business, the term “ Finance Debt” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter. 30

The amount of Finance Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Finance Debt sold at a discount, the amount of such Finance Debt at any time will be the accreted value thereof at such time. “Financial Reports” means financial performance, financial position and cash flow statements together with any statements, reports (including any directors’ and auditors’ reports) and notes attached to or intended to be read with any of them. “Foreign Purchaser” means, provided that the Issuer is a resident of Australia for tax purposes, any Purchaser that is either: (i) a non-resident of Australia for Australian tax purposes or (ii) is a resident of Australia for tax purposes that is acting through a permanent establishment outside of Australia. “FRB” means the Board of Governors of the Federal Reserve System of the United States. “Fully Accreted Amount” means, as of any date of determination, the projected Accreted Value, based on the Applicable Rate in effect as of such date, of the Outstanding Amount of the Term Loan A Securities as of the Maturity Date, calculated after giving effect to any prepayments or repayments of the Term Loan A Securities that occurred on or prior to the date of determination. “Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities. “Global Tech Investments” means the equity and/or debt investments in Globaltech Corporation Pty Ltd by the Group Parent or its Subsidiaries in an aggregate amount not to exceed $5,000,000. “Government Official” includes, but is not limited to, any employee, agent, or instrumentality of any government, including departments or agencies of a government and businesses that are wholly or partially government-owned, and any employees of such businesses, as well as departments or agencies of public international organizations. This term includes, but is not limited to, all employees, agents, and instrumentalities of state-owned or state-controlled entities or businesses, including hospitals, laboratories, universities, and other research institutions. The term Government Official also applies to individuals who are members of political parties or hold positions in political parties. “Governmental Authority” means the government of the United States or of Australia any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank). It also includes any self-regulatory organization established under statute or any stock exchange. “Group” means the Group Parent and each of its wholly owned Wholly Owned Subsidiaries. “Group Parent” has the meaning specified in the introductory paragraph hereto. “GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth). “GST Group” has the meaning given in the GST Act. 31

“Guarantee” means: (a) an obligation or offer to provide; funds (including by subscription or purchase); or (b) otherwise to be responsible in respect of an obligation or indebtedness, or the financial condition or insolvency, of another Person. It includes a guarantee, indemnity, letter of credit or legally binding letter of comfort, surety ship or an obligation or offer to purchase an obligation or indebtedness of another Person (whatever called and of whatever nature). “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Finance Debt of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person: (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Finance Debt of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or (b) entered into for the purpose of assuring in any other manner the obligee of such Finance Debt of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. “Guarantors” means with respect to all Obligations, (i) the Group Parent and each Initial Guarantor and (ii) each other Person that joins as a Guarantor pursuant to Section 7.02(p),7.02(b), and the successors and permitted assigns of the foregoing. “Guaranty” means, collectively, the Guaranty made by the Guarantors in favor of the Agent and the Purchasers pursuant to Article IVArticle IV and each other Guarantee of the Obligations by any other Person executed in accordance with this Agreement. “Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature, in each of the foregoing cases where regulated pursuant to any Environmental Law. “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement. “Hedging Policy” means the Group’s interest rate and foreign currency hedging policy as adopted by the board of directors of the Group Parent from time to time. “IFRS” has the meaning specified in Section 1.03. “Implementation Agreement” means that certain implementation agreement dated as of the date hereof, by and among Issuer, Group Parent, Longyear Canada, ULC, Boart Longyear Canada and CCP II Dutch Acquisition - E2, B.V. “Incur” means issue, assume, create, Guarantee, incur or otherwise become liable for: provided. however, that any Finance Debt of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be 32

Incurred by such Person at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with Section 8.01: (a) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security; (b) the obligation to pay a premium in respect of Finance Debt arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Finance Debt: and (c) unrealized losses or charges in respect of Hedging Obligations. will not be deemed to be the Incurrence of Finance Debt. “Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Obligor under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes. “Indemnitees” has the meaning specified in Section ll.04(b).ll.04(b). “Information” has the meaning specified in Section 11.07.11.07. “Initial Equity Placement” means the issuance to CCP II of 41,325,378 of the Group Parent’s existing common shares. “Initial Guarantor” means each Guarantor (other than the Group Parent) listed on this signature pages to this Agreement on the Closing Date. “Initial Lien” has the meaning specified in Section 8.07. “Initial Purchaser” means Centerbridge Partners, L.P., and its Affiliates listed on the signature pages hereto. “Intellectual Property Collateral Agreement” has the meaning specified in Section 5.01(w). “Intercreditor Agreement” means that certain Intercreditor Agreement, dated as of September 27, 2013, among Bank of America, N.A, as collateral agent under the existing credit agreement and U.S. Bank National Association, as collateral agent under the 2013 Secured Note Indenture, as amended, restated, supplemented or modified from time to time, including (a)via joinder by the Agent in connection with the issuance of Term Loan B Securities and (b) via joinder or otherwise upon the incurrence of the New Revolver by the Issuer or any of its Subsidiaries. “Interest Expense” in respect of any period means all interest and amounts in the nature of interest or of similar effect to interest (including any capitalized interest) paid or payable by the Group during that period as shown in the Latest Financial Reports including: (a) any distribution or distribution payable on any Marketable Security included as Finance Debt; (b) the interest component of rentals in respect of finance or capitalized Lease obligations and hire purchase commitments; (c) the face amount of Bills or other financial instruments (but not requalification bills) drawn, issued, endorsed or accepted by any Group member less their not proceeds after discount or issue and payment of any acceptance, endorsement, underwriting or similar fee; and (d) all line, facility, letter of credit, guarantee and similar fees and all fees and other amounts of a regular or recurring nature payable in relation to Finance Debt but not establishment, arrangement and other fees payable once only on the initial provision of financial 33 accommodation, plus or minus the amount of any difference payments by or to a Group member under any interest rate hedge arrangements relating to its Finance Debt, and minus any interest or amounts in the nature of interest earned by a Group member. It excludes any interest in respect of any Finance Debt of a Group member to another Group member paid by the first mentioned Group member to the second mentioned one. “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other financial agreement or arrangement with respect to exposure to interest rates. “Internal Revenue Code” means the Internal Revenue Code of 1986. “Investment” in any Person means any direct or indirect advance, loan father than advances to customers in the ordinary course of business that, are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, Finance Debt or other similar instruments issued by such Person. If the Group Parent or any Subsidiary issues, sells or otherwise disposes of any Equity Interests of a Person that is a Subsidiary such that, after giving effect thereto, such Person is no longer a Subsidiary, any Investment by the Group Parent or any Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Group Parent or any Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Group Parent or such Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value. For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and Section 8.02: (a) “Investment” shall include the portion (proportionate to the Group Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Group Parent at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such subsidiary as a Subsidiary, the Group Parent shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount, (if positive) equal to (i) the Group Parent’s “Investment” in such Subsidiary at the time of such redesignation less (ii) the portion (proportionate to the Group Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and (b) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer. “Investment Grade” means, with respect to Moody’s, a rating of Baa3 or better or. with respect to S&P. a rating of BBB- or better (or. if either such entity ceases to rate the Finance Debt of the Group Parent or any Subsidiaries, the equivalent investment grade credit rating from any other Rating Agency selected by the Group Parent). “TP Licenses” has the meaning specified in Section 7.11 (b). IP Rights” means Intellectual Property (as defined in the Security Agreement). 34

“IRS” means the United States Internal Revenue Service. “Issuer” has the meaning specified in the introductory paragraph hereto. “Issuer Materials” has the meaning specified in Section 7.02.7.01(b) “Joinder Agreement” means a joinder agreement substantially in the form of Exhibit 7.02(p)(l) (supplemented, to the extent necessary, to incorporate specific provisions relating to the jurisdiction of organization of the applicable Guarantor) executed and delivered by a Subsidiary in accordance with the provisions of Section 7.02(p).7.02(b) “Judgment Currency” has the meaning specified in Section 11.19.11.19. “Junior Indebtedness” means, with respect to the Term Loan A Securities and the Guaranty, Finance Debt that is either unsecured or constitutes a Subordinated Obligation. “Latest Financial Reports” means at any time the latest audited annual or unaudited periodic consolidated Financial Reports of the Group (or if appropriate for the relevant determination other accounts prepared in the manner approved by the Agent), prepared in accordance with this Agreement and provided to the Agent. “Laws” means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law. A listing rule or business rule of a financial market (as defined in the Corporations Act 2001 (Cth) (Australia)) will be regarded as a Law. “Lease” means an agreement under which an asset may be used, exploited, operated or managed by a Person other than the owner. It includes a lease, license, charter, hire purchase or hiring arrangement of any property (including a right to use a franchise, but excluding any licenses of IP Rights). “Lending Office” means, as to any Purchaser, the office or offices of such Purchaser described as such in such Purchaser’s Administrative Questionnaire, or such other office or offices as a Purchaser may from time to time notify the Issuer and the Agent. “Letter of Credit Reimbursement Obligation” means, for any letter of credit, the obligation to the issuer of the letter of credit, as and when matured, to pay all amounts drawn under such letter of credit. “Leverage Ratio” on any date means the ratio of: (a) the Outstanding Amount and any other Finance Debt of the Group outstanding (whether actually or contingently) on that date, but excluding (to the extent otherwise included): (i) contingent exposures under hedge or derivative transactions other than currency hedge or derivative transactions that hedge Finance Debt; (ii) contingent liability under any letters of credit which support performance obligations of a Group member, performance bonds or performance guaranties (or bank guaranties or letters of credit in lieu thereof) occurring within the ordinary course of business but not obligations in respect of Finance Debt; and (iii) to avoid double counting, contingent liability under any other letters of credit issued to secure external Finance Debt of a Group member to a financier to the extent such Finance Debt is already included in the calculation of this part of the definition to (b) EBITDA in respect of the twelve month period ending on that date. For the purpose of this definition, EBITDA will be calculated on a pro forma basis giving effect to any 35 acquisition or disposal in the relevant period as if such acquisition or disposal had occurred on the first day of the relevant period. “Liquidation” includes receivership or other appointment of a controller, deregistration, deed of arrangement, amalgamation, administration, reconstruction, winding up, dissolution, liquidation, provisional liquidation, assignment for the benefit of creditors, arrangement or compromise with creditors or bankruptcy or an analogous or equivalent event or proceeding in any jurisdiction. “Loan Documents” means this Agreement, each Note, each Joinder Agreement, each Guaranty, the Intercreditor Agreement, the Agent Fee Letter and the Collateral Documents. “Marketable Security” has the meaning given to securities in section 92(3) of the Corporations Act 2001 (Cth) (Australia), but also includes: (a) an undertaking referred to in the exceptions in paragraphs (a), (b) and (c) of the definition of debenture in the Corporations Act 2001 (Cth) (Australia); (b) a unit or other interest in a trust or partnership; (c) a negotiable instrument; and (d) a right or an option in respect of a Marketable Security, whether issued or unissued, including any of the above. “Material Adverse Effect” means a material adverse effect on (i) the business operations, properties, assets or condition (financial or otherwise) of the Group Parent and its Subsidiaries taken as a whole; (ii) the ability of any Obligor to fully and timely perform its Obligations; (iii) the legality, validity, binding effect, or enforceability against an Obligor of a Loan Document to which it is a party; or (iv) the rights, remedies and benefits available to, or conferred upon, the Agent and any Purchaser under any Loan Document. “Maturity Date” means October 22, 2020; provided, however, if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day. “Maximum Rate” has the meaning specified in Section 11.09(a).11.09(a). “Moody’s” means Moody’s Investors Service. Inc. or any subsidiary thereof. “Mortgages” means one or more fee mortgages, debentures, deeds of trust or deeds that secure the Secured Obligations through the creation and evidence of a lien on the Mortgaged Property made by the Obligors in favor or for the benefit of the Collateral Agent on behalf of the Secured Parties in form and substance satisfactory to the Collateral Agent. “Mortgaged Property” means each real property owned by any Obligor, if any, which shall be subject to a Mortgage delivered pursuant to Section 7.02(wc). “Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Issuer or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions. “Multiple Employer Plan” means a Plan which has two or more contributing sponsors (including the Issuer or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA. “Net Cash Proceeds” means, (i) with respect to any Prepayment Event. the Asset Disposition, cash proceeds payments received in respect of such Prepayment Event there from (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise), not of all reasonable and documented fees, coats and expenses actually incurred in connection with such Prepayment Event any reserve for adjustment in respect of the 36 sale price of such assets as established in accordance with IFRS and net of cash taxes paid or payable as a result thereof, otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Finance Debt or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of: “Now Revolver” has the meaning specified in Section 7.02(o)(ix). “Non Material Subsidiary” means, at any time. a Subsidiary of the Group Parent whose assets are valued in accordance with Current Accounting Practice at loss than $1,000,000 (or its equivalent in any other currency or currencies) at that time. (1) all legal, accounting, title, recording tax and other fees, costs, expenses and commissions incurred, and all federal, state, provincial, foreign and local taxes paid or payable or required to be accrued as a liability under AIFRS. as a consequence of such Asset Disposition: (2) all payments made on any Finance Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Security Interest upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition (other than as required by clause (1) of the definition of “Asset Disposition Prepayment Event”): (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries as a result of such Asset Disposition: (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with AIFRS. against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Group Parent or any Subsidiary after such Asset Disposition; and (5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow. Net Cash Proceeds will be increased by any portion of funds in the escrow that are released to the Group Parent or any Subsidiary; and (ii) with respect to any issuance or sale of Equity Interests or Finance Debt, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ or other investment banking fees, discounts or commissions and brokerage, consultant and other fees, costs and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof. “New Money ABL” means a new revolving asset-based lending facility being entered into by the Issuer on or about the Fourth Amendment Effective Date to replace the Existing ABL. “Non-U.S. Plan” means any plan, fund or other similar program that (a) is sponsored or administered outside the United States by the Issuer or any Subsidiary or into which the Issuer or Subsidiary makes contributions primarily for the benefit of the employees of the Issuer or one or more Subsidiaries residing outside the United States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Internal Revenue Code; for certainty the Canadian Benefit Plans are Non-U.S. Plans. 37

“Non-U.S. Subsidiary” means any Subsidiary that is not a U.S. Subsidiary. “Note” has the meaning specified in Section 2.11.2.11. “Notes Priority Collateral” has the meaning specified in the Intercreditor Agreement. “Obligations” means (i) all advances, debts, liabilities and other monetary obligations (including, without limitation, principal, premium, interest (including, without limitation, all interest, fees and other amounts that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of any Obligor at the rate provided for in the respective documentation, whether or not such claim for post-petition interest, fees and other amounts is allowed in any such proceeding)), owing to the Collateral Agent or the Purchasers by any Obligor arising under any Loan Document or otherwise with respect to the Term Loan A Securities, whether direct or indirect (including those acquired by assumption and including any obligations guaranteed hereunder or pursuant to any other Loan Document), absolute or contingent, due or to become due, now existing or hereafter arising and the due performance and compliance by the Obligors with all of the terms, conditions and agreements contained in this Agreement and the other Loan Documents, (ii) any and all sums advanced by the Collateral Agent in accordance with this Agreement or any of the other Loan Documents in order to preserve the Collateral or any Mortgaged Property or preserve its security interest in, or lien on, the Collateral or any Mortgaged Property and (iii) in the event of any proceedings for the collection or enforcement of any indebtedness, obligations, or liabilities of the Obligors referred to in clause (i) above, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral or any Mortgaged Property, or of any exercise by the Collateral Agent of its rights hereunder, or under any other Loan Document, together with reasonable attorneys’ fees and court costs. “Obligor” means the Issuer or a Guarantor and “Obligors” means the Issuer and the Guarantors. “Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction, such as, in relation to any Swiss Security Provider, certified excerpts of the commercial register and copies of the articles of association certified by the commercial register (satisfying requirements as reasonably necessary for granting up- and cross-stream security)); (b) with respect to any limited liability company, the certificate or articles of formation, incorporation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation, incorporation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation, incorporation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity. “Other Connection Taxes” means, with respect to the Agent, any Purchaser or any other recipient of any payment to be made by or on account of any obligation of the Issuer hereunder, Taxes imposed as a result of a present or former connection between such Agent, Purchaser or other recipient and the jurisdiction imposing such Tax (other than connections arising from such Agent, Purchaser or other recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Term Loan A Securities or Loan Document). “Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or property taxes, charges or similar levies arising from any 38 payment made hereunder or under any other Loan Document or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of security interest under, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 11.06). “Outstanding Amount” means, as of any date of determination, the Accreted Value of the Term Loan A Securities after giving effect to any prepayments or repayments of any Term Loan A Securities occurring prior to such date. “Owned IP Rights” has the meaning specified in Section 6.27. “Pari Passu Lien Priority” means, relative to specified Finance Debt, having equal Security Interest priority on specified Collateral and either subject to the Intercreditor Agreement on a substantially identical basis as the holders of such specified Finance Debt or subject to intercreditor agreements providing holders of the Finance Debt intended to have Pari Passu Lien Priority with substantially the same rights and obligations that the holders of such specified Finance Debt have pursuant to the Intercreditor Agreement as to the specified Collateral. “Participant” has the meaning specified in Section 11.06(0). 11.06(c). “Participant Register” has the meaning specified in Section 11.06(c). 11.06(c). -”Patriot Act” has the meaning specified in Section 6.25(b).6.25(b)(i) “PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto. “Pension Act” means the Pension Protection Act of 2006. “Pension Funding Rules” means the rules of the Internal Revenue Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the Internal Revenue Code and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Section 412, 430, 431, 432 and 436 of the Internal Revenue Code and Sections 302, 303, 304 and 305 of ERISA. “Pension Plan” means any “employee pension benefit plan” (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by the Issuer and any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Internal Revenue Code. “Permitted Acquisitions” means any acquisition of a business or shares of equity interests in any Entity with the prior written consent of the Required Purchasers. -Permitted ABL Conditions” means (i) [reserved], (ii) [reserved], (iii) the New Revolver cannot be subject to a guarantee by any person that is not an Obligor, (iv) the obligations in respect of the New Revolver shall not be secured by any lion on any asset of any Obligor or any Subsidiary thereof other than any asset constituting Collateral, (v) the documentation governing the Now Revolver shall not contain any (x) convenants or event of default provisions that are materially more restrietive to the Obligors, when taken as a whole, than the terms of this Agreement and the other Loan Documents, unless such provisions apply solely after the Maturity Date and (y) amortization or mandatory prepayment requirements other than customary prepayments for the borrowing base and (vi) the Agent shall enter into a now intercreditor 39 agreement with the collateral agent under the New Revolver pursuant to which the Agent shall subordinate all of its liens on the Collateral in a manner consistent with customary first lien ABL/second lien bank term loan style arrangements and reasonably satisfactory to the Initial Purchaser, including doomed consent rights with respect to DIP financing to be provided by the Initial Purchaser. “Permitted Distribution” means (A) a Distribution to an Obligor (or to a non Obligor, provided that any Distribution from an Obligor to a non Obligor shall require pro forma compliance with Section 7.02(p)), so long as no Event of Default is continuing or would result therefrom, (B) (x) if, as of the date of determination, the Initial Purchaser holds at least 25% of the Outstanding Amount, other Distributions in an aggregate amount not to exceed the greater of (i) $15,000,000 and (ii) 1.5% of Total Tangible Assets in any calendar year provided that (a) the EBITDA Condition is satisfied at the time of making such Distribution, (b) after giving effect to such Distribution, the Leverage Ratio is loss than 3.50 to 1.00 and (c) no Default or Event of Default has occurred and is continuing or would result after giving effect to such Distribution; and (y) if, as of the date of determination, the Initial Purchaser holds loss than 25% of the Outstanding Amount, (I) the aggregate amount of all such Distributions pursuant to this clause (B)(y)(I) during any consecutive twelve month period shall not exceed 30% of consolidated not operating profit after Tax for the twelve month period ending on the last day of the fiscal quarter most recently ended at the time of such Distribution, so long as at the time of the Distribution, the Consolidated Coverage Ratio (as defined in the Senior Indenture) shall be at least 2:1 after giving pro forma effect to the incurrence), and (II) so long as no Default has occurred and is continuing, Distributions consisting of (x) the purchase, redemption or other acquisition of equity interests of the Group Parent or any of its Subsidiaries from employees, former employees, directors or former directors of the Group Parent or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of any employment agreement, equity subscription agreement, stock option agreement or similar agreement or stock option plan and (y) the purchase of equity interests of the Group Parent in connection with the award of restricted stock grants to employees or directors of the Group Parent or any of its Subsidiaries pursuant to the terms of any employment agreement or employee benefit plan to cover restricted shares granted pursuant to such contract or plan; provided, however,that the amount of such Distributions under this clause (B)(y), in the aggregate, shall not exceed the greater of (i) $15,000,000 and (ii) 1.5% of Total Tangible Assets in any calendar year, and (C) the buy back of the stock or equity interests of the Group Parent from one of more Persons (other than the Initial Purchaser or Affiliates of the Initial Purchaser), which are funded with proceeds of stock or equity interests issued to the Initial Purchaser or Affiliates of the Initial Purchaser, as contemplated by, and upon the terms and conditions specified in, the Implementation Agreement. -Permitted Refinancing” means any refinancing of the Existing Secured Notes, the unsecured notes in respect of the Senior Indenture (the “Unsecured Notes”), the New Revolver or any other Finance Debt permitted to be incurred pursuant to Section 7.02(c) (such other debt, “Other Finance Debt”), as applicable; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Existing Secured Notes, Unsecured Notes, Other Finance Debt or the New Revolver so refinanced, plus any fees and/or premiums in connection therewith, (b) such refinancing has a final maturity date equal to or later than the final maturity date of, and has a weighted average life to maturity equal to or greater than the weighted average life to maturity of, the Existing Secured Notes, Unsecured Notes, Other Finance Debt or the New Revolver, as the case may be, (c) at the time thereof, no Default shall have occurred and be continuing or would result therefrom, (d) in the event that the Finance Debt used to Refinance such Existing Secured Notes or the Now Revolver is secured, (i) the obligations in respect thereof shall not be secured by any lion on any asset of the Issuer or any Subsidiary thereof other than any asset constituting Collateral, (ii) the lions (other than those in respect of Notes Priority Collateral (as defined in the Intercreditor Agreement)) aoouring such refinancing are subordinated to the Collateral on terms at least as favorable to the Purchasers as these contained in the Loan Documents and the documentation governing the Existing 40

Secured Notes or the New Revolver, as applicable, and (iii) the trustee or agent under the loan documents governing such Financing Debt shall have executed a joinder to the Intercreditor Agreement, (e) such refinancing is incurred by a Person who is an Obligor and (f) the documentation with respect to any Finance) Debt used to refinance the Existing Secured Notes, the Unsecured Notes, Other Finance) Debt or the Now Revolver shall contain no amortization, mandatory prepayment, repurchase or redemption provisions other than those currently contained in the 2013 Secured Note Indenture in the case of a Permitted Refinancing of the Existing Secured Notes, the Senior Indenture in the case of a Permitted Refinancing of the Unsecured Notes or this Agreement in the case of a Permitted Refinancing of the Now Revolver and shall be upon terms at least as favorable to the Purchasers, taken as a whole, as those contained in the 2013 Secured Note Indenture in the case of a Permitted Refinancing of the Existing Secured Notes, the Senior Indenture in the case of a Permitted Refinancing of the Unsecured Notes or this Agreement in the case of a Permitted Refinancing of the Now Revolver, as the case may be, other than, with respect to the Existing Secured Notes, amortization equal to 1% per year shall be allowable. -Permitted Restrictions” means any restrictions or encumbrances of the type permitted under Section 7.02(r). “Permitted Security Interests” means: (a) so long as the Intercreditor Agreement is in effect, lions on assets of the Obligors securing their obligations under or pursuant to the 2013 Secured Note Indenture, the Term Loan B Securities Agreement and the Now Rovolver, or any Permitted Refinancing of the foregoing; (b) a lion arising by operation of Law in the ordinary course of trading and not securing Finance Debt where the relevant Group member or Subsidiary duly pays the indebtedness secured by that lion within the customary time for payment other than indebtedness contested in good faith for which sufficient reserves have boon maintained on the books of the relevant Group member or Subsidiary to make the payment; (c) a lion or charge arising in favor of a Governmental Authority or employees by operation of Law (excluding any lion imposed pursuant to applicable Canadian federal or provincial pension benefit standards legislation other than inchoate liens for amounts required to be remitted but not yet due) unless there is a default in payment of the moneys secured by the lien or charge other than amounts contested in good faith for which sufficient reserves have boon maintained on the books of the relevant Group member or Subsidiary to make the payment; (d) a lion arising out of a judgment or award where the relevant Group member or Subsidiary duly pays the amount made in the judgment or award within the time set out in the judgment or award other than amounts being appealed unless there is no right of appeal; (e) a right of set off (not connected with Finance Debt) included in a commercial contract in the ordinary course of trading; (f) set off rights in relation to any bank account maintained by a Group member or any of its Subsidiaries in the ordinary course of business (but not including any such right relating to a dedicated cash collateral account or other transaction having a similar effect) or included in the terms of any agreement for a derivative transaction entered into by a Group member or any of its Subsidiaries on usual market terms; (g) a lien arising in the ordinary course of trading for the unpaid balance of amounts owing for repairs, works, warehousing, delivery or other services and not securing Finance Debt unless there is a default in payment of the moneys secured by the lion other than amounts contested in good faith for which sufficient reserves have been maintained on the books of the relevant Group member or Subsidiary to make the payment; (h) a Security Interest over or affecting any assets acquired by a Group member or any of its Subsidiaries if: (x) the Security Interest was not created in contemplation of the acquisition of the asset by the Group member or Subsidiary; (y) the principal amount secured has not been increased in contemplation of, or since the acquisition of the asset by the Group member or Subsidiary; and (z) the Security Interest is discharged within 60 days of the date of completion of the acquisition of the asset; provided that any such Security Interests incurred pursuant to clauses (h) and (i) of this definition shall not exceed at any one time, in the aggregate, $2,500,000, (i) a Security Interest over or affecting any asset of any Entity which becomes a Group member or Subsidiary where the Security Interest is created before the date on which that Entity becomes a Group member or Subsidiary if: (x) the Security Interest was not created in contemplation of the 41 acquisition of the Entity by a Group member or Subsidiary; (y) the principal amount secured has not been increased in contemplation of, or since the acquisition of the Entity by the Group member or Subsidiary; and (z) the Security Interest is discharged within 60 days of the date of completion of the acquisition of the Entity; provided that any such Security Interests incurred pursuant to clauses (h) and (i) of this definition shall not exceed at any one time, in the aggregate, $2,500,000; (j) a right of title retention in connection with the acquisition of goods by a Group member or any of its Subsidiaries in the ordinary course of trading on its supplier’s usual terms of sale where there is no default in connection with the relevant acquisition and the right of retention cases or is discharged within 90 days of the date of acquisition of the goods; (k) a Security Interest in the nature of an equipment lease which comprises Finance Debt permitted under Section 7.02(c)(vi); (1) any other Security Interest (other than with respect to IP Rights) created in the ordinary course of business by a Group member or a Subsidiary provided the aggregate liability secured by such Security Interests (of all Group members and Subsidiaries) does not exceed at any time an amount equal to $15,000,000 (or its equivalent in any other currency or currencies); (m) a Security Interest securing Finance Debt permitted under Section 7.02(o)(vii) provided that (i) such Security Interest does not encumber assets other than the specific assets financed by such Finance Debt and (ii) such Finance Debt is incurred within 180 days following the acquisition of such assets; (n) “Permitted Indebtedness” has the meaning set forth in Section 8.01 (b) “Permitted Investment” means an Investment by the Group Parent or any Subsidiary in: (a) the Group Parent or a Subsidiary: provided that the Group Parent will not and will not permit any of its Subsidiaries to. directly or indirectly, make any Investment in the form of Collateral, accounts receivable or inventory in the Swiss Security Provider: (b) another Person that will, upon the making of such Investment, become a Subsidiary; provided that such Person’s primary business is a Related Business; (c) another Person if. as a result of such Investment, such other Person is merged. amalgamated or consolidated with or into, or transfers or conveys all or substantially all its assets to. the Group Parent or a Subsidiary; provided that such Person’s primary business is a Related Business; (d) cash and Cash Equivalents; (e) receivables owing to the Group Parent or any Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Group Parent or any such Subsidiary deems reasonable under the circumstances: (f) commission, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business: (s) loans or advances to employees made in the ordinary course of business consistent with past practices of the Group Parent or such Subsidiary in an aggregate principal amount not to exceed $5.0 million at any one time outstanding: (h) Investments received in compromise or settlement of debts created in the ordinary course of business and owing to the Group Parent or any Subsidiary, in compromise or 42 settlement of litigation, arbitration or other disputes with Persons who are not Affiliates, or in satisfaction of judgments; (i) any Person to the extent such Investment represents the non-cash portion of the consideration received for (i) an Asset Disposition as permitted pursuant to Section 8.04 or (ii) a disposition of assets not constituting an Asset Disposition; (i) any Person where such Investment was acquired by the Group Parent or any of its Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Group Parent or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Issuer of such other Investment or accounts receivable or (ii) as a result of a foreclosure by the Group Parent or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default: (k) any Person to the extent such Investments consist of prepaid expenses negotiable instruments held for collection and lease, utility and workers’ compensation-performance and other similar deposits made in the ordinary course of business by the Group Parent or any Subsidiary: (I) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under Section 8.01: (m) any acquisition of assets or Equity Interests solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Group Parent: (n) Guarantees of Finance Debt otherwise permitted to be Incurred under Section 8.01: (o) any Person to the extent such Investment exists on the Fourth Amendment Effective Date, and any extension, modification or renewal of any such Investments existing on the Fourth Amendment Effective Date, but only to the extent not involving additional advances-contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Closing Date): (p) [reserved]; or (q) advances, loans and other extensions of credit to customers (including under installment sale arrangements) in connection with the sale of products in the ordinary course of business in an aggregate amount outstanding at any time do not to exceed the greater of (i) $25.0 million or (ii) 2% of Total Tangible Assets. “Permitted Liens” means, with respect to any Person: (a) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Finance Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits 43 of cash or United States government bonds to secure, surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Security Interests imposed by law, such as carriers’, warehousemen’s and mechanics’ Security Interests, in each case for sums not vet due or being contested in good faith by appropriate proceedings or other Security Interests arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review: (c) Security Interests for taxes, assessments and other governmental charges not vet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings: provided, however, that any reserve or other appropriate provision as is required in conformity with AIFRS has been made therefor: (d) [reserved]: (o) any Security Interest created with the prior written consent of the Initial Purchaser (or, if the Initial Purchaser holds loss than 25% of the Outstanding Amount, the Required Purchasers), including the Security Interests created under the Loan Documents; (p) Security Interests for taxes, assessments and other governmental charges not yet subject to penalties for non payment or for which sufficient reserves are maintained and which are being contested in good faith by—appropriate proceedings; provided. however. that any reserve or other appropriate provision as is required in conformity with IFRS has boon made therefor; (r) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sowers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Security Interests incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Finance Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (s) leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Subsidiaries; (t) Security Interests arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Group Parent and its Subsidiaries in the ordinary course of business; (u) Security Interests in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation and exportation of goods in the ordinary course of business; (v) Security Interests or deposits to secure the performance of statutory or regulatory obligations or of surety, appeal, indemnity or performance bonds, warranty and contractual requirements, other obligations of a like nature or letters of credit issued pursuant to the request of and for the account of such Persons in the ordinary course of its business; provided, however, that such letters of credit do not constitute Finance Debt; (e) minor survey exceptions, minor encumbrances, easements or reservations of. or rights of others for, licenses, rights-of-way. sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Security Interests incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Finance Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person: 44

(f) Security Interests securing Finance Debt Incurred under Section 8.01(b)(xi) to finance the construction, purchase or lease of. or repairs, improvements or additions to. property, plant or equipment of such Person: provided, however, that the Security Interest may not extend to any other property owned by such Person or any of its Subsidiaries at. the time the Security Interest is Incurred (other than assets and property affixed or appurtenant thereto), and the Finance Debt (other than any interest thereon) secured by the Security Interest may not be Incurred more than 180 days after the later of the acquisition-completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Security Interest: (z) Security Interests to secure (A) Finance Debt Incurred under the New Money ABL and any Refinancing thereof. (B) Finance Debt (which, for the avoidance of doubt, shall not include any accreted and/or capitalized interest) outstanding under (1) the Existing Secured Notes and any Refinancing thereof (in the aggregate, in an amount UP to but not exceeding $195 million). (2) the Term Loan A Securities and any Refinancing thereof (in the aggregate, in an amount up to but not exceeding $85 million) and (3) the Term Loan B Securities and any Refinancing thereof (in an amount UP to but, not exceeding $105 million) and (C) Secured Term Loan Interest (as defined in the Senior Indenture as in effect on the Fourth Amendment Reissue Date) and any Refinancing thereof (in the aggregate, in an amount UP to but not exceeding the Secured Term Loan Interest Amount (as defined in the Senior Indenture as in effect on the Fourth Amendment Reissue Date)): provided that, the sum of the amounts described in the foregoing clauses (A) through (C) shall not exceed $460 million: (h) Security Interests existing on the Closing Date (other than Security Interests to secure the New Money ABL. the Existing Secured Notes, the Term Loan A Securities and the Term Loan B Securities); (i) Security Interests on property or Equity Interests of another Person at the time such other Person becomes a Subsidiary of such Person: provided, however, that the Security Interests may not extend to any other property owned by such Person or any of its Subsidiaries (other than assets and property affixed or appurtenant thereto): (i) Security Interests on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger, amalgamation or consolidation with or into such Person or a Subsidiary of such Person: provided, however, that the Security Interests may not extend to any other property owned by such Person or any of its Subsidiaries (other than assets and property affixed or appurtenant thereto): (k) Security Interests securing Finance Debt or other obligations of a Subsidiary of such Person owing to such Person or a Subsidiary of such Person: (l) Security Interests securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under this Agreement; (m) leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Subsidiaries; (w) liens (n) Security Interests arising from Uniform Commercial Code. PPSA (Australia). PPSA (Canada) and similar financing statement filings regarding operating leases entered into by the Issuer and its Subsidiaries in the ordinary course of business: 45

(o) Security Interests arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; (e) by the Issuer (p) Security Interests to secure any Permitted Refinancing (or successive Permitted Refinancing) as a whole, or in part, of any Finance Debt secured by any Security Interest referred to in the foregoing clause (f). (1). (j) or l(); provided, however, that: (i) such new Security Interest shall be limited to all or part of the same property and assets that secured or. under the written agreements pursuant to which the original Security Interest arose, could secure the original Security Interest (plus improvements and accessions to. such property or proceeds or distributions thereof): and (ii) the Finance Debt secured by such Security Interest at such time is not increased to any amount greater than the sum of fx) the outstanding principal amount or. if greater, committed amount of the Finance Debt described under clause (f). (g). (i). (j) or (1) at the time the original Security Interest became a Permitted Lien and (V) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement: (q) Security Interests on equipment of the Group Parent or any Subsidiary granted in the ordinary course of business to clients on or about the premises of which such equipment is located: (r) judgment and attachment Security Interests not giving rise to an Event of Default and notices of list pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made: (s) Security Interests in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation and exportation of goods in the ordinary course of business;(other than with respect to IP Rights) and non exclusive licenses of IP Rights (t) Security Interests (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection: (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business; and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and that are within the general parameters customary in the banking industry: (f)(u) Security Interests securing Treasury Management Agreements entered into in the ordinary course of business that do not materially interfere with the business of the Issuer and its Subsidiaries; and (x) liens on cash and Cash Equivalente securing Letter of Credit Reimbursement Obligations permitted under Section 7.02(c)(x). ; (v) Security Interests that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Finance Debt: (ii) relating to pooled deposit or sweep accounts of the Issuer or any Subsidiary 46 to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Subsidiaries; or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Subsidiaries in the ordinary course of business: [reserved]; (w) (x) Security Interests on the Collateral in favor of any collateral agent relating to such collateral agent’s administrative expenses with respect to the Collateral: (y) Security Interests to secure the Finance Debt described in Section 8.01fb)fxvii): and (z) Security Interests to secure the Finance Debt Incurred pursuant to Section 8.01fb)fxvm): and (aa) Security Interests to secure the Finance Debt Incurred pursuant to Section 8.01fb)(xix). “Permitted Refinancing” means Finance Debt that Refinances any Finance Debt of the Group Parent or any Subsidiary existing on the Fourth Amendment Effective Date or Incurred in compliance with this Agreement, including Finance Debt that Refinances Permitted Refinancing: provided, however. that: fa) such Permitted Refinancing has a Stated Maturity no earlier than the stated maturity of the Finance Debt being Refinanced: (b) such Permitted Refinancing has an average life at the time such Permitted Refinancing is Incurred that is equal to or greater than the average life of the Finance Debt being Refinanced; (c) such Permitted Refinancing has an aggregate principal amount for if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount for if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Finance Debt being Refinanced; and (d) if the Finance Debt being Refinanced is Subordinated Obligations, has junior lien priority or Pari Passu Lien Priority with the Securities or a Guarantee, or is pari passu as to payment with the Securities or a Guarantee, such Permitted Refinancing is Subordinated Obligations, has junior lien priority or Pari Passu Lien Priority with the Securities or a Guarantee, or is pari passu as to payment with the Securities or a Guarantee, as the case may be. at least to the same extent as the Finance Debt being Refinanced: provided, further, however, that Permitted Refinancing shall not include (A) Finance Debt of a Subsidiary of the Parent that is not the Issuer or a Guarantor that Refinances Finance Debt of the Issuer or a Guarantor or (B) Finance Debt of the Parent or a Subsidiary that Refinances Finance Debt of an Unrestricted Subsidiary. 47

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity. “Plan” means (a) any employee benefit plan within the meaning of Section 3(3) of ERISA, maintained for employees of the Issuer or any such Plan to which the Issuer is required to contribute on behalf of any of its employees or with respect to which the Issuer could have any liability contingent or otherwise and (b) any pension plan. “Platform” has the meaning specified in Section 7.02.7.01(b). “PPSA- (Australia)” means the Australian Personal Property Securities Act 2009 (Cth) (Australia). “PPSA (Canada)” in relation to any of the Obligors that are Canadian entities, or if perfection or the effect of perfection or non-perfection or the priority of any Security Interest in any Collateral is governed by the laws of Canada or any province or territory thereof, the Personal Property Security Act (Ontario), provided that, if perfection or the effect of perfection or non-perfection or the priority of any Security Interest in any Collateral is governed by a Personal Property Security Act as in effect in a province or territory in Canada other than the Province of Ontario or the Province of Quebec, “PPSA (Canada)” means the Personal Properly Security Act as in effect from time to time in such other province or territory, as applicable, for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority. “PPS Law” means: (a) the PPSA (Australia’) and any regulation made at any time under the PPSA; (Australia), including the PPS Regulations (each as amended from time to time); and (b) any amendment made at any time to any other legislation as a consequence of a law or regulation referred to in paragraph (a). “PPS Regulations” means the Personal Property Securities Regulations 2010 (Cth) (Australia). “Prepayment Event” means (i) any Asset Disposition Prepayment Event, (ii) any Casualty Event and (iii) the date on which the Issuer or any Group member enters into the New Revolver in accordance with Section 7.02(c)(ix). “Preferred Stock” as applied to the Equity Interests of any Person, means Eaqity Interests of any class or classes (however designated) which is preferred as to the payment of dividends or distributions. or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class of such Person. “Process Agent” has the meaning specified in Section 11.14(d). “Projections” has the meaning specified in Section 6.31. “Proposed Claim” has the meaning specified in Section 7.02(d). “Public Purchaser” has the meaning specified in Section 7.01(b). “Purchase Money Indebtedness” means Finance Debt (including Capital Lease Obligations) (a) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any 48 title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Finance Debt, in each case where the maturity of such Finance Debt does not exceed the anticipated useful life of the asset being financed, and (b) Incurred to finance the acquisition by the Group Parent or a Subsidiary of such asset, including additions and improvements, in the ordinary course of business: provided, however, that any Security Interest arising in connection with any such Finance Debt shall be limited to the specific asset being financed or. in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; provided further, however, that such Finance Debt is Incurred within 180 davs after such acquisition of such assets. “Purchasers” means each of the Persons identified as a “Purchaser” on the signature pages hereto, each other Person that becomes a “Purchaser” in accordance with this Agreement and their successors and assigns. “Quebec Pension Plan” means the public pension plan established by An Act Respecting the Quebec Pension Plan (Quebec). “Rating Agency” means each of Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on Finance Debt of the Group Parent or its Subsidiaries publicly available when requested, a nationally recognized statistical rating agency or agencies, as the case may be. selected by the Group Parent (as certified by a resolution of the board of directors of the Group Parent) which shall be substituted for Moody’s or S&P or both, as the case may be. “Reference Treasury Dealer” means three nationally recognized investment banking firms selected by the Group Parent that are primary U.S. Government securities dealers. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Initial Purchaser, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Initial Purchaser by such Reference Treasury Dealer at 5:00 p.m., Eastern standard time on the third Business Day immediately preceding such redemption date. “Refinance” means, in respect of any Finance Debt, to refinance, extend, renew, refund, repay. prepay, purchase, redeem, defease or retire, or to issue other Finance Debt in exchange or replacement for, such Finance Debt. “Refinanced” and “Refinancing” shall have correlative meanings. “Register” has the meaning specified in Section 11.06(b). 11.06(1)’). “Related Business” means any business in which the Group Parent or any of its Subsidiaries was engaged on the Closing Date and any business or activity related, ancillary or complementary to such business. “Related Entity” in relation to an entity (the first entity) means: (a) a Subsidiary of the first entity; (b) an entity of which the first entity is a Subsidiary; or (c) a Subsidiary of another entity of which the first entity is also a Subsidiary. “Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates. 49

“Replacement Assets” means (1) any properties or assets used or useful in a Related Business. (2) substantially all the assets of a Related Business or (3) a majority of the Voting Stock of any Person engaged in a Related Business that will become, on the date of acquisition thereof, a Subsidiary. “Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty-day notice period has been waived. “Request for Credit Extension” means with respect to a Borrowing, a notice substantially in the form of Exhibit 2.02. “Required Purchasers” means, at any time, Purchasers holding in the aggregate more than 50% of the Outstanding Amount. “Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer, assistant treasurer or controller of an Obligor, solely for purposes of the delivery of incumbency certificates pursuant to Section the secretary or any assistant secretary of an Obligor and, solely for purposes of notices given pursuant to Article Il,Article II. any other officer of the applicable Obligor so designated by any of the foregoing officers in a notice to the Initial Purchaser. Any document delivered hereunder that is signed by a Responsible Officer of an Obligor shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Obligor and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Obligor. “Restricted Obligations” has the meaning specified in Section 4.08(a)(i).4.08(a)(i). “Restricted Payment” with respect to any Person means: (a) the declaration or payment of any dividends or any other distributions of any sort in respect of its Equity Interests including any payment in connection with any merger-amalgamation or consolidation involving such Person) or similar payment to the direct or indirect holders of its Equity Interests (other than (i) dividends or distributions payable solely in its Equity Interests (other than Disqualified Stock), (ii) dividends or distributions payable solely to the Group Parent or a Subsidiary and (iii) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders for owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)); (b) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of the Group Parent held by any Person (other than by a Subsidiary) or of any Equity Interests of a Subsidiary held by any Affiliate of the Group Parent (other than by a Subsidiary), including in connection with any merger, amalgamation or consolidation and including the exercise of any option to exchange any Equity Interests (other than into Equity Interests of the Group Parent that are not Disqualified Stock); (c) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Junior Indebtedness of the Group Parent or any Guarantor (other than (i) from the Group Parent or a Subsidiary or (ii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Junior Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement): or 50

(d) the making of any Investment (other than a Permitted Investment) in any Person. “Reversion Date” means, during any period of time during which the Issuer and the Subsidiaries are not subject to the covenants listed in Section 8.11 (the “Suspended Covenants”) as a result of a Covenant Suspension Event, the date on which one or both of the Rating Agencies withdraws its Investment Grade rating or downgrades the rating assigned to the Existing Secured Notes or Term Loan A Securities, as applicable, below an Investment Grade rating or a Default occurs and is continuing, and after which date the Issuer and the Subsidiaries will again be subject to the Suspended Covenants with respect to events occurring after the Reversion Date “S&P” means Standard & Poor’s Ratings Group. “Sale/Leaseback Transaction” means an arrangement relating to property owned by the Group Parent or a Subsidiary on the [Fourth Amendment Effective Date] or thereafter acquired by the Group Parent or a Subsidiary whereby the Group Parent or a Subsidiary transfers such property to a Person and the Group Parent or a Subsidiary leases it from such Person. “Sanctions” has the meaning specified in Section 6.25(a).6.25(a). “SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions. “Secured Indenture Surely Bond Amount” means, to the extent that (1) any Surety Bond Obligations constitute Indebtedness (as defined in the 2013 Secured Note Indenture) for purposes of Section 4.10 of the 2013 Secured Note Indenture and (ii) any liens securing letters of credit backstopping the applicable Surety Bond Obligation do not constitute Permitted Liens (as defined in the 2013 Secured Note Indenture) or have Junior Lien Priority (as defined in the 2013 Secured Note Indenture) relative to the Existing Secured Notes for purposes of Section 4.10 of the 2013 Secured Note Indenture, the amount of such Surety Bond Obligations referred to in the foregoing clauses (i) and (ii). “Secured Notes Tender Offer” means the Issuer’s tender offer to purchase the Existing Secured Notes at a price not to exceed 111% of the face value of such Existing Secured Notes. “Secured Obligations” means, on any date of determination, the following clause (i) unless on such date of determination either the Senior Indenture and/or the 2013 Secured Indenture are outstanding on such date in which case “Secured Obligations” means the lesser of: (a) all Obligations on such date of determination; (b) only for so long as the Senior Indenture is in effect, as of such date of determination, (I) the amount of indebtedness permitted to be incurred and outstanding under Section 4.03(b)(1) of the Senior Indenture as of the date of determination (which for clarification purposes, is $385,000,000 as of the Closing Date) plus (II) the amount of obligations permitted to be secured by liens under Permitted Liens clause (23) of the Senior Indenture as of the date of determination (which for clarification purposes, is $35,000,000 as of the Closing Date) minus (III) the amount of indebtedness outstanding under the 2013 Secured Note Indenture and any refinancing thereof (including without limitation from the issuance of the Term Loan B Securities issued to refinance the Existing Secured Notes) secured by liens on assets of the Group Parent and its Subsidiaries as of the date of determination (which for clarification purposes, is $300,000,000 as of the Closing Date) minus (IV) solely to the extent necessary to avoid violating the Senior Indenture, the Senior Indenture Surety Bond Amount; and 51

(c) only for so long as the 2013 Secured Note Indenture is in effect, as of such date of determination, (I) the amount of indebtedness permitted to be incurred and outstanding under Section 4.03(b)(1) of the 2013 Secured Note Indenture as of the date of determination (which for clarification purposes, is $140,000,000 as of the Closing Date) minus (II) solely to the extent necessary to avoid violating the 2013 Secured Note Indenture, the Secured Indenture Surety Bond Amount. -”Secured Parties” has the meaning specified in Section 10.01. “Security Agreement” means the security and pledge agreement, dated as of the date hereof, executed by the Issuer and the other Obligors party thereto in favor of the Agent for the benefit of the holders of the Secured Obligations by each of the Obligors. “Security Interest” means any mortgage, pledge, lion or charge or any security or preferential interest or arrangement . encumbrance, hypothec, lien (statutory or otherwise), hypothecation, security interest, preference, priority, encumbrance or charge of any kind: It includes: (a) any right of or arrangement with any creditors to have a claim satisfied in priority to . whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other creditors with or from the proceeds of any asset: (b) title retention of title and a deposit of money by way of security; and (c) -agreement or lease in the nature thereof), any option or other agreement to sell or give a security interest” as defined in and any filing of or agreement to give any financing statement under the PPS Law, and includes any agreement to create any of them or allow them to exist. Uniform Commercial Code, the PPSA (Australia), the PPSA (Canada) (or equivalent statutes) of any jurisdiction. “Senior Indenture” means that certain Indenture, dated as of March 28, 2011, among the Issuer, as issuer of its 7% senior notes due 2021 thereunder, and U.S. Bank National Association, as trustee, as amended or supplemented from time to time, which for the avoidance of doubt, shall refer to the 1,50% Subordinated PIK Notes due 2022. “Senior Indenture Surely Bond Amount” means, to the extent that (i) any Surety Bond Obligations constitute Indebtedness (as defined in the Senior Indenture) for purposes of Section 4.10 of the Senior Indenture and (ii) any liens securing letters of credit backstopping the applicable Surety Bond Obligation do not constitute Permitted Liens (as defined in the Senior Indenture) for purposes of Section 4.10 of the Senior Indenture, the amount of such Surety Bond Obligations referred to in the foregoing clauses (i) and (ii). “Subsidiary” has the meaning given in the Corporations Act 2001 (Cth) (Australia) (or the relevant legislation in the relevant jurisdictions which is applicable to an entity which controls another entity or for the purpose of determining whether the latter entity is a subsidiary (however described) of the first mentioned entity), but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (as defined in section 50AA of the Corporations Act 2001 (Cth) (Australia)) (or the corresponding or comparable provision in the relevant legislation) and, without limitation: (a) a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and (b) an entity may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation. “Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Group Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the U.S. Securities and Exchange Commission. As of the date of this Agreement, the following Subsidiaries are Significant Subsidiaries: Boart Longyear Australia Ptv Limited. Boart Longyear Canada. Boart Longyear Company and Longyear TM. Inc. 52

“Subordinated Indebtedness” means the Finance Debt issued pursuant to the Senior Indenture and the unsecured junior guarantee issued by BLY IP. Inc. in favor of the holders of the Finance Debt issued pursuant to the 2013 Secured Notes Indenture and any other Subordinated Obligation. “Subordinated Obligation” means, with respect to a Person, any Finance Debt of such Person (whether outstanding on the Closing Date or thereafter Incurred) which is subordinate or junior in right of payment to the Term Loan A Securities or a Guarantee of such Person, as the case may be. pursuant to a written agreement to that effect. “Subsidiary” means, with respect to any Person: fa) any corporation, association, limited liability company, trust or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person for a combination hereof): and (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or of one or more Subsidiaries of such Person for any combination thereof). Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Group Parent and, except as used in the definition of “Unrestricted Subsidiary”, shall not include any Unrestricted Subsidiaries. “Subsidiary Guarantor” means a Guarantor that is also a Subsidiary of the Group Parent or its successor. “Successor Guarantor” has the meaning set forth in Section 8. lO(c)(i). “Successor Issuer” has the meaning set forth in Section 8.10(i). “Successor Parent” has the meaning set forth in Section 8.lO(a)(i). “Superintendent of Financial Services” means the Superintendent of Financial Services, as defined in the Pension Benefits Act (Ontario). “Surety Bond Obligation” means any obligation with respect to a surely bond or a similar instrument issued in the ordinary course of business. “Suspension Period” has the meaning set forth in Section 8. Ufa). “Swiss Secured Party” has the meaning set forth in Section 10.01 fa). “Swiss Security Agreements” means collectively (i) the agreement entered into between the Swiss Security Provider as assignor and the collateral agent as assignee in relation to the assignment for security purposes of certain receivables and (ii) the agreement entered into between the Swiss Security Provider as assignor and the collateral agent as assignee in relation to the assignment for security purposes of certain bank accounts and (iii) any other Collateral Document governed by Swiss Law. “Swiss Security Provider” means Boart Longyear Suisse Sarl, a limited liability company organized under the laws of Switzerland and registered with the commercial register of the Canton of Geneva, Switzerland under register no. CHE-115.000.794 (formerly CH-660.1.691.009-4) and any other Swiss security provider that becomes a security provider after the Closing Date. 53

“Tax Act” means the Income Tax Assessment Act 1936 (Australia) or the Income Tax Assessment Act 1997 (Australia), as applicable. “Tax Consolidated Group” means a “consolidated group” or “MEC group” (as defined in the Tax Act) of which an Obligor is or becomes a member. “Taxes” means all present or future income, stamp or other taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed, levied, collected, withheld or assessed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto. “Term Loan A Securities” has the meaning set forth in Section 2.01.2.01. -”Term Loan B Securities” means those certain term loan securities issued by the Issuer pursuant to the Term Loan B Securities Agreement. “Term Loan B Securities Agreement” means the term loan securities agreement entered into by and among, inter alios, the Issuer and the Initial Purchaser, pursuant to which the Issuer shall issue the Term Loan B Securities. “Term Loan B Securities Documents” means “Loan Documents” or similar term as defined in the Term Loan B Securities Agreement. “Total Tangible Assets” of an entity means, as of the aggregate of all date of determination, the consolidated assets of that entity other than the Group Parent and its Subsidiaries less the sum of all future tax benefits. IP Rightsbene fits, patents, trade mark, goodwill and any other assets which in accordance with Current Accounting PracticeAIFRS are regarded as intangible assets. “Transactions” means, collectively, (a) the execution, delivery and performance by each Obligor of the Loan Documents to which it is to be a party, the issuance of the Term Loan A Securities and the use of the proceeds thereof, (b) the execution, delivery and performance of the Implementation Agreement (and each of the agreements, documents and other transactions contemplated thereby) by the Persons party thereto, (c) the making of the Initial Equity Placement and (d) the payment of the fees and expenses incurred with any of the foregoing. “Treasury Management Agreements” means any and all agreements governing the provision of treasury or cash management services, including deposit accounts, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox and account reconciliation, cash pooling and reporting and trade finance services. “United States” and “U.S.” mean the United States of America. -”Unrestricted Subsidiary” has the meaning set forth in Section 7.02(e)(iii). “Unrestricted Subsidiary Property” has the meaning set forth in Section 7.02(e)(i) “U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than Dollars, at any time for determination thereof, the amount of Dollars obtained by converting such foreign currency involved in such computation into Dollars at the spot rate for the purchase of Dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination. Except as described in Section 8.01. whenever it is necessary to determine whether the Group Parent or 54 the Issuer has complied with any covenant in this Agreement or a Default has occurred and an amount is expressed in a currency other than Dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency. “U.S. Subsidiary” means any Subsidiary that is organized under the laws of any state of the United States or the District of Columbia. “Wholly Owned Subsidiary” means a Subsidiary all the Equity Interests of which are owned by the Group Parent or one or more other Wholly Owned Subsidiaries (other than directors’ qualifying shares and shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law: provided that such Subsidiary is directly or indirectly controlled by the Group Parent). 1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document: (a) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.” (a)(b) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include.” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (1) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “hereto.” “herein.” “hereof and “hereunder.” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. (b)(a)In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.” (c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document. 55

1.03 Accounting Terms and Financial Ratios. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be interpreted according to, and prepared in conformity with, Current Accounting Practices. If at any time any change in International Financial Reporting Standards (“IFRS”) would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Issuer or the Required Purchasers shall so request, the Agent, the Purchasers and the Issuer shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Required Purchasers); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) the Issuer shall provide to the Agent and the Purchasers financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS. 1.03 [Reserved] 1.04 Rounding. Any financial ratios required to be maintained by the Issuer pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number). 1.05 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to U.S. Eastern time (daylight or standard, as applicable). ARTICLE II THE COMMITMENTS AND CREDIT EXTENSIONS 2.01 Term Loan A Securities. On the Closing Date, subject to the satisfaction of the conditions set forth in Section 5.01.5.01. the Issuer shall issue to the Purchasers and the Purchasers shall purchase the Fully Accreted Amount of term loan securities at an issue price of $120,000,000 (each such credit extension, together with the accretion of accreted value in accordance with Section 2.08.2.08. a “Term Loan A Security” and collectively, the “Term Loan A Securities”) in an aggregate principal amount equal to such Purchaser’s Commitment. The Term Loan A Securities aggregate principal amount shall accrete as set forth herein. 2.02 Issuance. Upon satisfaction or waiver by the Initial Purchaser of the conditions set forth in Section 5.01.5.01. the Purchasers shall purchase the amount of their respective Applicable Percentage of the Term Loan A Securities by delivering such funds promptly but no later than 2:00 p.m., Eastern standard time, on the Closing Date in accordance with instructions provided by the Issuer in the Request for Credit Extension. 56

2.03 Representations and Warranties of Each Purchaser. Each Purchaser (for itself and for each account for which such Purchaser is acquiring Term Loan A Securities) hereby represents and warrants that such person: (a) -is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) underthe the United States Securities Act of 1933, as amended, and the related rules and regulations (collectively, the “Act”), and is purchasing at least U.S. $1,000,000 of Term Loan A Securities for its own account (or accounts managed by it); and (b) -is purchasing the Term Loan A Securities without a view to distribution thereof within the meaning of the Act and agrees not to reoffer or resell the Term Loan A Securities except pursuant to an exemption from registration under the Act or pursuant to an effective registration statement thereunder (it being understood, however, that the disposition of such person’s property shall at all times be within such person’s control). 2.4 Reserved. 2.5 Prepayments. (a) Voluntary Prepayments. (i) Except as set forth in clauses (ii) and (iii) and (iv) below, the Issuer may not voluntarily redeem the Term Loan A Securities prior to October 22, 2018. Thereafter, upon written notice from the Issuer to the Agent, the Issuer may at any time or from time to time voluntarily redeem the Term Loan A Securities in whole in an amount equal to the Outstanding Amount; provided that such notice must be received by the Agent not later than 11:00 a.m. Eastern standard time three Business Days prior to any date of redemption. The Agent will promptly notify each Purchaser of its receipt of each such notice, and of the amount of such Purchaser’s Applicable Percentage of such redemption. If such notice is given by the Issuer, the Issuer shall make such redemption and the payment amount specified in such notice shall be due and payable on the date specified therein, except that the Issuer may condition its obligation to make such redemption upon the receipt of proceeds from the issuance of other Finance Debt permitted hereunder or of equity of the Group Parent, in which case such notice of redemption may be revoked by the Issuer (by written notice to the Agent prior to the specified date) if such condition is not satisfied. Each such prepayment shall be applied to the applicable Term Loan A Securities of the applicable Purchasers in accordance with their respective Applicable Percentages thereof. (ii) At any time prior to October 22, 2018, the Issuer may redeem the outstanding Term Loan A Securities in whole at a redemption price equal to the Outstanding Amount of such Term Loan A Securities being redeemed on such date plus the Applicable Premium. Any such redemption of the Term Loan A Securities shall be made in compliance with the notice and payment provisions set forth in clause (i) of this Section 2.05(a). (iii) At any time, the Issuer may redeem the outstanding Term Loan A Securities, in whole, at a redemption price equal to the Outstanding Amount of such Term Loan A Securities being redeemed on such date if: (A) the Group Parent has terminated the Implementation Agreement pursuant to clause 6.1(c) of the Implementation Agreement; 57

(B) CCP II has terminated the Implementation Agreement pursuant to clause 6.1(e) of the Implementation Agreement, or the Implementation Agreement is terminated under clause 6.1(b)(i) of the Implementation Agreement, and, in either case, the conditions in clause 5.1(b)(i)(A) or clause 5. l(b)(iii) of the Implementation Agreement are not satisfied, and have not been waived, as of immediately prior to the time of such termination; or (C) CCP II has terminated the Implementation Agreement pursuant to clause 6.1(e) of the Implementation Agreement, or the Implementation Agreement is terminated under clause 6.1(b)(ii) of the Implementation Agreement, and, in either case, the conditions in clause 5.2(b)(i)(A) or clause 5.2(b)(iii) of the Implementation Agreement are not satisfied, and have not been waived, as of immediately prior to the time of such termination. Any such redemption of the Term Loan A Securities shall be made in compliance with the notice and payment provisions set forth in clause (i) of this Section 2.05(a). (b) Mandatory Prepayments. (i) Change of Control. Upon the occurrence of a Change of Control, the Issuer shall make an offer (a “Change of Control Offer”) to each Purchaser to repurchase all of the Term Loan A Securities in accordance with each such Purchaser’s Applicable Percentages at a purchase price equal to 101% of the Outstanding Amount (the “Change of Control Payment”). Within five Business Daysthirty davs following any Change of Control, the Issuer shall mail a notice to each Purchaser stating: (1) that the Change of Control Offer is being made pursuant to this Section 2.05(b)2.05(‘b’) and that all Term Loan A Securities tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than five Business Daysthirty days and no later than ten Business Dayssixty days from the date such notice is mailed (the “Change of Control Payment Date”); and (3) that Purchasers will be entitled to withdraw their election if the Issuer receives, not later than the close of business on the Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Purchaser, the amount of Term Loan A Securities being purchased and a statement that such Purchaser is withdrawing its election to have the Term Loan A Securities purchased. The Issuer shall comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Term Loan A Securities in connection with a Change of Control. On the Change of Control Payment Date, the Issuer shall, to the extent lawful, (i) accept for payment all Term Loan A Securities or portions thereof properly tendered pursuant to the Change of Control Offer and (ii) deposit with the Agent an amount equal to the Change of Control Payment in respect of all Term Loan A Securities or portions thereof properly tendered. (ii) Asset Disposition Prepayment Events. Promptly following any Asset Disposition Prepayment Event (and in any case, no later than one Business Dayyear after receipt of cash proceeds arising from such Prepayment Event), the Issuer shall prepay, subject to the Intercreditor Agreement, the Term Loan A Securities in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds derived from such Asset Disposition Prepayment Event Prepayment Event (such prepayment to be applied as set forth in clause (iii) below). 58

(iii) Application of Mandatory Prepayments. All amounts required to be paid pursuant to this Section 2.05(b)2.05(b) shall be applied to prepay the Term Loan A Securities on a pro rata basis (in accordance with the respective outstanding principal amounts thereof). Except as otherwise set forth in this Section 2.05(b).2.05fb’). payments made under this Section 2.05(b)2.05rb) shall not be subject to any premium or penalty. (iv) Retained Declined Proceeds. Each Purchaser may reject some or all of its pro rata share of any mandatory prepayment (such declined amounts, the “Declined Proceeds”) required to be made by the Issuer pursuant to this Section 2.05(b)2.05rb) by providing notice to the Agent at or prior to the time of such prepayment. Any Declined Proceeds remaining thereafter shall be retained by the Issuer and used for purposes not otherwise prohibited by this Agreement. 2.6 Reserved. 2.7 Repayment of Term Loan A Securities. The Issuer shall repay to the Purchasers on the Maturity Date the Outstanding Amount of all Term Loan A Securities outstanding on such date. 2.08 Interest. (a) The aggregate principal amount of the Term Loan A Securities will initially be the price set forth in Section 2.01 above and will then accrete at the Applicable Rate, compounded quarterly, as set forth in Section 2.08(b). (b) Except as otherwise set forth herein, interest on the Term Loan A Securities (i) shall accrete on a quarterly basis on the last Business Day of each of March, June, September and December and shall be payable as part of the Outstanding Amount upon any prepayment of the Term Loan A Securities, whether voluntary or mandatory, to the extent accreted on the amount being prepaid and (ii) shall accrete on a quarterly basis on the last Business Day of each of March, June, September and December and shall be payable as part of the Outstanding Amount at maturity of the Term Loan A Securities, in each case before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law. Interest payable hereunder shall be accreted to the outstanding principal balance of the Term Loan A Securities on a quarterly basis on the last Business Day of each of March, June, September and December. Amounts so accreted shall constitute principal under the Term Loan A Securities to which such capitalized interest relates and shall accrue interest at the Applicable Rate, payable in accordance with this Section 2.08.2.08. Interest that has accrued but not accreted shall be payable on any prepayment date and on the Maturity Date. (c) (i) If any amount of principal of the Term Loan A Securities is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at the Default Rate to the fullest extent permitted by applicable Laws. (ii) If any amount (other than principal of the Term Loan A Securities) payable by the Issuer under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of the Required Purchasers, such amount shall thereafter bear interest at a rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. 59

(iii) Upon notice from the Required Purchasers, while any Event of Default exists, the Issuer shall pay interest on the principal amount of all outstanding Obligations hereunder at a rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. (iv) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand. (d) For the purposes of the Interest Act (Canada), (i) whenever a rate of interest or fee rate hereunder is calculated on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest or fee rate shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields. 2.09 Fees. The Issuer agrees to pay to the Agent fees in the amounts and at the times set forth in the Agent Fee Letter. 2.10 Computation of Interest and Fees. All computations of interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on the Term Loan A Securities for the day on which the Term Loan A Securities are issued, and shall not accrue on the Term Loan A Securities, or any portion thereof, for the day on which the Term Loan A Securities, or portion thereof, are paid. Each determination by the Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error. 2.11 Evidence of Debt. The Term Loan A Securities held by each Purchaser shall be evidenced by one or more accounts or records maintained by such Purchaser and by the Agent in the ordinary course of business. The accounts or records maintained by the Agent and each Purchaser shall be conclusive absent manifest error of the amount of the Term Loan A Securities held by the Purchasers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Issuer hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Purchaser and the accounts and records of the Agent in respect of such matters, the accounts and records of the Agent shall control in the absence of manifest error. The Issuer shall execute and deliver to each Purchaser a promissory note, which shall evidence the amount of Term Loan A Securities held by such Purchaser in addition to such accounts or records. Each such promissory note shall be in the form of Exhibit 2.11(2.11(a) (a “Note”). Each Purchaser may attach schedules to its Note and endorse thereon the date, amount and maturity of its Term Loan A Securities and payments with respect thereto. 2.12 Payments Generally; Agent’s Clawback. (a) General. All payments to be made by the Issuer shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Issuer hereunder shall be made to the Agent, for the account of the respective Purchasers to which such payment is owed, at the Agent’s Office in Dollars and in immediately available 60 funds not later than 12:00 noon, Eastern standard time, on the date specified herein. The Agent will promptly distribute to each Purchaser its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Purchaser’s Lending Office. All payments received by the Agent after 12:00 noon, Eastern standard time, shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Issuer shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be. (b) Payments by the Issuer; Presumptions by Agent. Unless the Agent shall have received notice from the Issuer prior to the time at which any payment is due to the Agent for the account of the Purchasers hereunder that the Issuer will not make such payment, the Agent may assume that the Issuer has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Purchasers the amount due. In such event, if the Issuer has not in fact made such payment, then each of the Purchasers severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Purchaser in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at the greater of the Federal Funds Rate and a rate determined by the Agent in accordance with banking industry rules on interbank compensation. A notice of the Agent to any Purchaser or the Issuer with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error. (c) Reserved. (d) Obligations of Purchasers Several. The obligations of the Purchasers hereunder to purchase their respective Applicable Percentage of the Term Loan A Securities and to make payments pursuant to Section ll.04(c)ll.04(c) are several and not joint. The failure of any Purchaser to purchase its Applicable Percentage of Term Loan A Securities or to make any payment under Section ll.04(c)ll.04(c) on any date required hereunder shall not relieve any other Purchaser of its corresponding obligation to do so on such date, and no Purchaser shall be responsible for the failure of any other Purchaser to so purchase its Applicable Percentage of Term Loan A Securities or to make its payment under Section ll.01(c).ll.04fc). (e) Funding Source. Nothing herein shall be deemed to obligate any Purchaser to obtain the funds for any purchase of Term Loan A Securities in any particular place or manner or to constitute a representation by any Purchaser that it has obtained or will obtain the funds for any purchase of Term Loan A Securities in any particular place or manner. (f) Insufficient Funds. If at any time insufficient funds are received by and available to the Agent to pay fully all amounts of principal, interest, fees, expenses, indemnities and reimbursements then due hereunder, such funds shall be applied (i) first, toward payment of amounts owed to the Agent pursuant to Section 11.04, (ii) second, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (iii) third, toward payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties. 2.13 Sharing of Payments by Purchasers. If any Purchaser shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Term Loan A Securities held by it 61 resulting in such Purchaser’s receiving payment of a proportion of the aggregate amount of such Term Loan A Securities and accrued interest thereon greater than its pro rata share thereof as provided herein, then the Purchaser receiving such greater proportion shall (a) notify the Agent of such fact, and (b) make such adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Purchasers ratably in accordance with the aggregate amount of principal of and accrued interest on the respective Term Loan A Securities held by them and other amounts owing them, provided that: (a) if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and (b) the provisions of this Section shall not be construed to apply to (A) any payment made by or on behalf of the Issuer pursuant to and in accordance with the express terms of this Agreement or (B) any payment obtained by a Purchaser as consideration for the assignment of or sale of a participation in any of the Term Loan A Securities it holds to any assignee or participant, other than an assignment to any Obligor or any Subsidiary thereof (as to which the provisions of this Section shall apply). Each Obligor consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Purchaser acquiring a participation pursuant to the foregoing arrangements may exercise against such Obligor rights of setoff and counterclaim with respect to such participation as fully as if such Purchaser were a direct creditor of such Obligor in the amount of such participation. 2.14 Reserved. 2.15 Reserved. 2.16 Reserved. 2.17 Restriction on use of funds. (a) The Issuer shall ensure and the Group Parent shall ensure in relation to each Group member that no proceeds borrowed under this Agreement will be used in a manner which would constitute a “use of proceeds in Switzerland” as interpreted by Swiss tax authorities for purposes of Swiss Withholding Tax, unless a written confirmation or countersigned tax ruling application from the Swiss Federal Tax Administration has been obtained (in form and substance satisfactory to the Agent) confirming that such use does not result in the Term Loan A Securities qualifying as a Swiss financing for Swiss Withholding Tax and/or Swiss Stamp Tax purposes. (b) For the purposes of this Section 2.17.2.17. the following definitions apply: (i) “Swiss Federal Tax Administration” means the Swiss Federal Tax Administration (Eidgenossische Steuerverwaltung) as referred to in the Swiss Withholding Tax Act. (ii) “Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act. (iii) “Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz uber die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time. 62

ARTICLE III TAXES, YIELD PROTECTION AND ILLEGALITY 3.01 Taxes. (a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes. (i) Any and all payments by or on account of any obligation of the Obligors hereunder or under any other Loan Document shall to the extent permitted by applicable Laws be made free and clear of and without reduction or withholding for any Taxes. If, however, any applicable Law requires any Obligor or the Agent to withhold or deduct any Tax, such Tax shall be withheld or deducted in accordance with such Laws as determined in the good faith discretion of such Obligor or the Agent, as the case may be, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below. (ii) If the Obligors or the Agent shall be required to withhold or deduct any Taxes, including both United States Federal backup withholding and withholding taxes, from any payment, then (A) the Obligor or Agent, as applicable, shall withhold or make such deductions as are determined by it in good faith to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Obligor or Agent, as applicable, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the Obligors shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section) the Agent or any Purchaser, as the case may be, receives an amount equal to the sum it would have received had no such withholding or deduction been made. (b) Payment of Other Taxes by the Obligors. Without limiting the provisions of subsection (a) above, the Obligors shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Laws. (c) Tax Indemnification. (i) Without limiting the provisions of subsection (a) or (b) above, the Obligors shall, and do hereby, jointly and severally indemnify the Agent and each Purchaser, and shall make payment in respect thereof within ten days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) withheld or deducted by the Obligors or the Agent or paid or payable by the Agent or such Purchaser, as the case may be, and any penalties, interest and reasonable costs and expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. The Obligors shall also, and do hereby, indemnify the Agent, and shall make payment in respect thereof within ten days after demand therefor, for any amount which a Purchaser for any reason fails to pay indefeasibly to the Agent as required by clause (ii) of this subsection. A certificate as to the amount of any such payment or liability delivered to the Issuer by a Purchaser (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Purchaser, shall be conclusive absent manifest error. (ii) Without limiting the provisions of subsection (a) or (b) above, each Purchaser shall, and does hereby, indemnify the Agent, and shall make payment in respect thereof within 63 ten days after demand therefor, for any and all Taxes and any and all related losses, claims, liabilities, penalties, interest and reasonable costs and expenses (including the fees, charges and disbursements of any counsel for the Agent) incurred by or asserted against or the Agent by any Governmental Authority, as a result of the failure by each Purchaser to deliver within 60 days of a written request, or as a result of the inaccuracy, inadequacy or deficiency of, any documentation required to be delivered by such Purchaser to the Issuer or the Agent pursuant to subsection (e). For the purposes of the preceding sentence, if the requested documentation is a certification of treaty benefits by the taxing authority of such Purchaser’s residence jurisdiction, the requirement to respond within 60 days shall be deemed to have been fulfilled if the request for such certification is duly completed and delivered by such Purchaser and submitted to the taxing authority of such residence jurisdiction, with a copy to the Agent. Each Purchaser hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Purchaser under this Agreement or any other Loan Document against any amount due to the Agent under this clause (ii). The agreements in this clause (ii) shall survive the resignation and/or replacement of the Agent, any assignment of rights by, or the replacement of, a Purchaser, the termination of this Agreement, and the repayment, satisfaction or discharge of all other Obligations. (d) Evidence of Payments. As soon as practicable after any payment of Taxes by an Obligor to a Governmental Authority as provided in this Section 3.01,3.01, such Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Law to report such payment or other evidence of such payment reasonably satisfactory to the Agent. (e) Status of Purchasers; Tax Documentation. Each Purchaser shall deliver to the Issuer and to the Agent, at the time or times prescribed by applicable Laws or when reasonably requested by the Issuer or the Agent, such properly completed and executed documentation prescribed by applicable Laws or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Issuer or the Agent, as the case may be, to determine (A) whether or not payments made hereunder or under any other Loan Document are subject to Taxes, (B) if applicable, the required rate of withholding or deduction, and (C) such Purchaser’s entitlement to any available exemption from, or reduction of, applicable Taxes in respect of all payments to be made to such Purchaser by the Issuer pursuant to this Agreement or otherwise to establish such Purchaser’s status for withholding tax purposes in the applicable jurisdiction. Notwithstanding anything to the contrary in this Section 3.01.3.01, the completion, execution and submission of such documentation (other than such documentation set forth in the following paragraph) shall not be required if in the Purchaser’s reasonable judgment such completion, execution or submission would subject such Purchaser to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Purchaser. Each Purchaser shall notify the Issuer and Agent of any change in circumstance that would materially modify or render invalid any such claimed exemption or reduction. Notwithstanding anything to the contrary contained herein, if a payment made to a Purchaser under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Purchaser were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Purchaser shall deliver to the Issuer and the Agent at the time or times prescribed by law and at such time or times reasonably requested by the Issuer or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Issuer or the Agent as may be necessary for the Issuer and the Agent to comply with their obligations under FATCA and to determine that such Purchaser has complied with such Purchaser’s obligations under FATCA or to determine the amount to deduct and withhold from 64 such payment. Solely for purposes of this paragraph, “FATCA” shall include any amendments made to FATCA after the date of this Agreement. (f) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by any Obligor or with respect to which any Obligor has paid additional amounts pursuant to this Section, it shall pay to such Obligor an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) incurred by the indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that each Obligor, upon the request of such indemnified party agrees to repay the amount paid over to such Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the indemnified party in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 3.0(f),(f), in no event will the indemnified party be required to pay any amount to any Obligor pursuant to this Section 3.0(f)(f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This subsection shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Issuer or any other Person. 3.2 Reserved. 3.3 Reserved. 3.4 Increased Costs. (a) Increased Costs Generally. If any Change in Law shall: (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Purchaser; (ii) subject any Purchaser to any Tax of any kind whatsoever with respect to this Agreement or change the basis of taxation of payments to such Purchaser in respect thereof (except for (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (c) of the definition of Excluded Taxes, or (C) Connection Income Taxes); or (iii) impose on any Purchaser any other condition, cost or expense (other than Taxes) affecting this Agreement; and the result of any of the foregoing shall be to increase the cost to such Purchaser of purchasing or holding any Term Loan A Securities or to reduce the amount of any sum received or receivable by such Purchaser (whether of principal, interest or any other amount) then, upon request of such Purchaser, the Issuer will pay to such Purchaser such additional amount or amounts as will compensate such Purchaser for such additional costs incurred or reduction suffered. (b) Capital Requirements. If any Purchaser determines that any Change in Law affecting such Purchaser or any Lending Office of such Purchaser or such Purchaser’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Purchaser’s capital or on the capital of such Purchaser’s holding company, if any, as a consequence of this Agreement, the Commitments of such Purchaser or the Term Loan A Securities purchased by such 65

Purchaser to a level below that which such Purchaser or such Purchaser’s holding company could have achieved but for such Change in Law (taking into consideration such Purchaser’s policies and the policies of such Purchaser’s holding company with respect to capital adequacy), then from time to time the Issuer will pay to such Purchaser such additional amount or amounts as will compensate such Purchaser or such Purchaser’s holding company for any such reduction suffered. (c) Certificates for Reimbursement. A certificate of a Purchaser setting forth the amount or amounts necessary to compensate such Purchaser or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Issuer shall be conclusive absent manifest error. The Issuer shall pay such Purchaser the amount shown as due on any such certificate within ten days after receipt thereof. (d) Delay in Requests. Failure or delay on the part of any Purchaser to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Purchaser’s right to demand such compensation, provided that the Issuer shall not be required to compensate a Purchaser pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Purchaser notifies the Issuer of the Change in Law giving rise to such increased costs or reductions and of such Purchaser’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof). 3.05 Reserved. 3.06 Mitigation Obligations. (a) (a) Designation of a Different Lending Office. If any Purchaser requests compensation under Section 3.04, then such Purchaser shall (at the request of the Issuer) use reasonable efforts to designate a different Lending Office for funding or booking its Term Loan A Securities hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Purchaser, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.04, in the future, and (ii) would not subject such Purchaser to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Purchaser. The Issuer hereby agrees to pay all reasonable costs and expenses incurred by any Purchaser in connection with any such designation or assignment. 3.07 Survival. All of the Obligors’ obligations under this Article III Article III shall survive termination of the Commitments and/or this Agreement, the repayment, satisfaction and discharge of all other Obligations hereunder or under any other Loan Document, resignation and/or replacement of the Agent, and any assignment by, or the replacement of, a Purchaser. ARTICLE IV GUARANTY 4.01 The Guaranty. (a) Each of the Guarantors hereby jointly and severally guarantees to each Purchaser and the Agent as hereinafter provided, as primary obligor and not as surety, the prompt payment of the Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or 66 otherwise) strictly in accordance with the terms thereof. The Guarantors hereby further agree that if any of the Obligations are not paid in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise), the Guarantors will, jointly and severally, promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration or otherwise) in accordance with the terms of such extension or renewal. (b) Each Guarantor hereby jointly and severally unconditionally agrees that, if the Issuer does not unconditionally and irrevocably pay any Obligations when due, and those Obligations are not recoverable from the Guarantors for any reason under Section 4.0l(a),4.0l(a) each Guarantor shall jointly and severally indemnify each Purchaser and the Agent immediately on demand against any cost, loss, damage, expense or liability it suffers as a result of the Issuer’s failure to do so. (c) Notwithstanding any provision to the contrary contained herein or in any other of the Loan Documents, the obligations of each Guarantor under this Agreement and the other Loan Documents shall not exceed an aggregate amount equal to the largest amount that would not render such obligations unenforceable or subject to avoidance under applicable Debtor Relief Laws. 4.02 Obligations Unconditional. The obligations of the Guarantors under Section 4.014.01 are joint and several, absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Loan Documents or other documents relating to the Obligations, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 1.024.02 that the obligations of the Guarantors hereunder shall be absolute and unconditional under any and all circumstances. Each Guarantor agrees that such Guarantor shall have no right of subrogation, indemnity, reimbursement or contribution against the Issuer or any other Guarantor for amounts paid under this Article IVArticle IV until such time as the Obligations have been paid in full. Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by Law, the occurrence of any one or more of the following shall not alter or impair the liability of any Guarantor with respect to the Obligations, which shall remain absolute and unconditional as described above: (a) at any time or from time to time, without notice to any Guarantor, the time for any performance of or compliance with any of the Obligations, shall be extended, or such performance or compliance shall be waived; (b) any of the acts mentioned in any of the provisions of any of the Loan Documents or other documents relating to the Obligations shall be done or omitted; (c) the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Loan Documents or other documents relating to the Obligations shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with; (d) any security interest, charge or lien granted to, or in favor of, the Agent or any other holder of the Obligations as security for any of the Obligations shall fail to attach or be perfected; or 67

(e) any of the Obligations shall be determined to be void or voidable (including, without limitation, for the benefit of any creditor of any Guarantor) or shall be subordinated to the claims of any Person (including, without limitation, any creditor of any Guarantor). With respect to its obligations hereunder, each Guarantor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Agent or any other holder of the Obligations exhaust any right, power or remedy or proceed against any Person under any of the Loan Documents or any other document relating to the Obligations, or against any other Person under any other guarantee of, or security for, any of the Obligations. 4.03 Reinstatement. The obligations of the Guarantors under this Artiele IV Article TV shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Person in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any Debtor Relief Law or otherwise, and each Guarantor agrees that it will indemnify the Agent and each other holder of the Obligations on demand for all reasonable costs and expenses (including, without limitation, the fees, charges and disbursements of counsel) incurred by the Agent or such holder of the Obligations in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any Debtor Relief Law. 4.04 Certain Additional Waivers. Each Guarantor agrees that such Guarantor shall have no right of recourse to security for the Obligations, except through the exercise of rights of subrogation pursuant to Section 1.021.02 and through the exercise of rights of contribution pursuant to Section 4.06.4.06. 4.05 Remedies. The Guarantors agree that, to the fullest extent permitted by law, as between the Guarantors, on the one hand, and the Agent and the other holders of the Obligations, on the other hand, the Obligations may be declared to be forthwith due and payable as specified in Section 9.029.02 (and shall be deemed to have become automatically due and payable in the circumstances specified in said Section 9.029.02) for purposes of Section 1.011.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Obligations from becoming automatically due and payable) as against any other Person and that, in the event of such declaration (or the Obligations being deemed to have become automatically due and payable), the Obligations (whether or not due and payable by any other Person) shall forthwith become due and payable by the Guarantors for purposes of Section 1.01.1.01. The Guarantors acknowledge and agree that their obligations hereunder are secured in accordance with the terms of the Collateral Documents and that the holders of the Secured Obligations may exercise their remedies thereunder in accordance with the terms thereof. 4.06 Rights of Contribution. The Guarantors agree among themselves that in connection with payments made hereunder, each Guarantor shall have contribution rights against the other Guarantors, in each case as permitted under applicable law. Such contribution rights shall be subordinate and subject in right of payment to the obligations of such Guarantors under the Loan Documents and no Guarantor shall exercise such rights of contribution until all Obligations that it guarantees pursuant to Section 4.014.01 have been paid in full. Each Guarantor, and by its acceptance of this Agreement, the Agent and each other Secured Party, hereby 68 confirms that it is the intention of all such Persons that this Agreement and the Obligations of each Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal or state law to the extent applicable to this guaranty and the Obligations of each Guarantor hereunder. To effectuate the foregoing intention, the Agent, the other Secured Parties and the Guarantors hereby irrevocably agree that the Obligations of each Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the Obligations of such Guarantor under this guaranty not constituting a fraudulent transfer or conveyance. 4.07 Guarantee of Payment; Continuing Guarantee. The guarantee in this Article IV Article IV is a guaranty of payment and not of collection, is a continuing guarantee, and shall apply to all Obligations whenever arising. 4.08 Swiss Limitations. (a) The obligations of each Swiss Guarantor and the rights of the Purchasers under this Agreement are subject to the following limitations: (i) If and to the extent that a Swiss Guarantor is liable under this Article IVArticle IV or any other provision of the Loan Documents, for obligations other than obligations of one of its Subsidiaries (i.e. obligations of its direct or indirect parent companies (up-stream guarantee) or sister companies (cross-stream guarantee)) and that complying with such obligations would constitute a repayment of capital (Einlageruckgewdhr), a violation of the legally protected reserves (gesetzlich geschutzte Reserven) or the payment of a (constructive) dividend (Gewinnausschuttung) by such Swiss Guarantor (the “Restricted Obligations”), the following shall apply: (A) the aggregate liability of such Swiss Guarantor for Restricted Obligations shall be limited to the Available Amount at the time such Swiss Guarantor is required to perform under the Loan Documents, provided that this is a requirement under applicable Law at that time and further provided that such limitation shall not free such Swiss Guarantor from its obligations in excess thereof, but merely postpone the performance date therefore until such times as performance is again permitted notwithstanding such limitation; (B) for the purposes of paragraph (A) above, “Available Amount” means the maximum amount of such Swiss Guarantor’s profits and reserves available for distribution under applicable Swiss Law, presently being the amount equal to the positive difference between (1) the assets of such Swiss Guarantor and (2) the aggregate of such Swiss Guarantor’s (x) liabilities other than Restricted Obligations, (y) stated capital, and (z) statutory reserves (gesetzliche Reserven) to the extent such reserves must be maintained by mandatory Law; (C) immediately after having been requested to perform Restricted Obligations under the Loan Documents, such Swiss Guarantor shall: (1) perform any Restricted Obligations which are not affected by the above limitations; and (2) in respect of any remainder, if and to the extent requested by the Agent or required under then applicable Swiss Law, provide the Agent with an 69 interim balance sheet audited by the statutory auditors of such Swiss Guarantor setting out the Available Amount and, immediately thereafter, pay the Available Amount (less, if required, any Swiss Withholding Tax) to the Agent; (D) in respect of Restricted Obligations, each Swiss Guarantor shall: (1) if and to the extent required by applicable Law in force at the relevant time: a. subject to any applicable double tax treaties, deduct the Swiss Withholding Tax at the rate of 35% (or such other rate as is in force at that time) from any payment made by it in respect of Restricted Obligations; b. pay any such deduction to the Swiss Federal Tax Administration; and c. notify and provide evidence to the Agent that the Swiss Withholding Tax has been paid to the Swiss Federal Tax Administration; and (2) to the extent such deduction is made, not be required to make a gross-up, indemnify or otherwise hold harmless the Purchasers for the deduction of the Swiss Withholding Tax, notwithstanding anything to the contrary contained in the Loan Documents, unless such payment is permitted under the Law of Switzerland then in force. Such Swiss Guarantor shall use its best efforts to ensure that any Person which is, as a result of a payment under the Loan Documents, entitled to a full or partial refund of the Swiss Withholding Tax, will, as soon as possible after the deduction of the Swiss Withholding Tax, (1) request a refund of the Swiss Withholding Tax under any applicable Law (including double tax treaties) and (2) pay to the Agent upon receipt any amount so refunded; (E) each Swiss Guarantor shall, and any parent of such Swiss Guarantor which is an Obligor shall procure that such Swiss Guarantor will, take and cause to be taken all and any other action, including, without limitation, the passing of any shareholders’ resolutions to approve any payment or other performance under this Agreement or any other Loan Document and the receipt of any confirmations from such Swiss Guarantor’s auditors, which may be required as a matter of Swiss mandatory Law in force at the time it is required to make a payment or perform other obligations under this Agreement or any other Loan Document in order to allow a prompt payment and performance of other obligations under this Agreement or any other Loan Document with a minimum of limitations; and (F) if the enforcement of Restricted Obligations would be limited due to the effects referred to in this Section 4.08.4.08. then such Swiss Guarantor shall to the extent permitted by applicable Law write up or realize any of its assets that are shown in its balance sheet with a book value that is lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for such Swiss Guarantor’s business (nicht betriebsnotwendig). 70

(b) For the purposes of this Section 4.08.4.08. the following definitions apply: (i) “Swiss Guarantor” means any Guarantor incorporated in Switzerland. (ii) “Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act. (iii) “Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz uber die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time. Article V CONDITIONS PRECEDENT TO CREDIT EXTENSIONS 5.01 Conditions of Effectiveness. This Agreement shall be effective upon satisfaction of the following conditions precedent: (a) Loan Documents. Receipt by the Initial Purchaser and the Agent of executed counterparts of this Agreement and the other Loan Documents, each properly executed by a Responsible Officer of the signing Obligor and, in the case of this Agreement, by each Purchaser. (b) Opinions of Counsel. Receipt by the Initial Purchaser and the Agent of an opinion in form and substance satisfactory to the Initial Purchaser, dated the Closing Date, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York special counsel for the Obligors (including customary opinions that the Transactions contemplated hereby are permitted under the Senior Indenture and the 2013 Secured Note Indenture), Snell & Wilmer, United States special counsel for the Obligors, Allens, Australian special counsel for the Obligors, Bennett Jones LLP, Canadian special counsel for the Obligors, Patterson Adams, British Columbia special counsel for the Obligors, Niederer Kraft & Frey Ltd., Swiss special counsel for the Swiss Security Provider, Cariola, Diez, Perez-Cotapos & Cia, Ltda., Chilean special counsel for the Obligors, and Estudio Grau Abogados, Peruvian special counsel for the Obligors and each covering such other matters incident to the transactions contemplated hereby as the Initial Purchaser or its counsel may reasonably request (and the Obligors hereby instruct their counsel to deliver such opinions to the Initial Purchaser and the Agent). (c) No Material Adverse Effect. Except as disclosed in the Issuer’s public Filings. here shall not have occurred since June 30, 2014 a material adverse effect on (i) the business operations, properties, assets or condition (financial or otherwise) of the Group Parent and its Subsidiaries taken as a whole; (ii) the ability of any Obligor to fully and timely perform its Obligations; (iii) the legality, validity, binding effect, or enforceability against an Obligor of a Loan Document to which it is a party; or (iv) the rights, remedies and benefits available to, or conferred upon, the Agent and any Purchaser under any Loan Document. (d) Organization Documents, Resolutions, Etc. Receipt by the Initial Purchaser and the Agent of the following, in form and substance satisfactory to the Initial Purchaser: (i) copies of the Organization Documents of each Obligor certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state, province or 71 other jurisdiction of its incorporation or organization, where applicable, and certified by a secretary or assistant secretary of such Obligor to be true and correct as of the Closing Date; (ii) such signature and incumbency certificates and/or other certificates of Responsible Officers of each Obligor as the Initial Purchaser and the Agent may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Obligor is a party; (iii) such resolutions of the board of directors and/or similar governing bodies of each Obligor approving and authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which such Obligor is a party, and certified, as at the Closing Date, by its secretary, assistant secretary or a Responsible Officer as being in full force and effect without amendment or modification; and (iv) such documents and certifications as the Initial Purchaser or the Agent may reasonably require to evidence that each Obligor is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in its state, province or other jurisdiction of organization or formation. (e) Compliance with Laws. The transactions contemplated by this Agreement and the other Loan Documents are in compliance in all material respect with all applicable Laws. (f) Solvency. The Initial Purchaser and the Agent shall have received a certificate from a Responsible Officer of each Obligor (in form and substance reasonably satisfactory to the Initial Purchaser) which shall certify the solvency of the relevant Obligor after giving effect to the transaction contemplated by this Agreement and the other Loan Documents. (g) No Default. There shall not exist any default or event of default in respect of the Senior Indenture, the 2013 Secured Note Indenture or the Implementation Agreement and no Obligor or any of its senior officers is aware of any other subsisting event or circumstance which constitutes a default under any other material agreement or document which is binding on it or its Subsidiaries or to which it (or its Subsidiaries’) assets are subject. (h) Closing Certificate. Receipt by the Initial Purchaser and the Agent of a certificate signed by a Responsible Officer of the Issuer certifying that (i) the conditions specified in Sections 5.01(c), (e), (f), (g), (o) and (p) have been satisfied and (ii) neither the execution and delivery of the Loan Documents by any of the Obligors which is party thereto, nor the consummation by an Obligor of the transactions contemplated therein, will violate, contravene or materially conflict with contractual provisions of, or cause an event of default under the Senior Indenture, the 2013 Secured Note Indenture or the Implementation Agreement. (i) Implementation Agreement. Receipt by the Initial Purchaser and the Agent of a copy of the Implementation Agreement duly executed by the parties thereto, together with all material agreements, instruments and other documents delivered in connection therewith as the Initial Purchaser shall reasonably request and including an officer’s certificate of the Issuer certifying that such documents are in full force and effect as of the Closing Date. (j) Refinancing. Receipt by the Initial Purchaser and the Agent of satisfactory evidence that all outstanding loans obligations under the Issuer’s existing credit agreement, dated as of July 29, 2011, among, inter alios, the Issuer and certain of its affiliates, the Purchasers party thereto and 72

Bank of America, N.A., as agent, shall have been paid in full and all commitments thereunder shall have been terminated and all liens securing the obligations thereunder have been released. (k) Fees. Receipt by the Agent and the Purchasers of any fees required to be paid on or before the Closing Date. (l) Attorney Costs. The Issuer shall have paid all reasonable fees, charges and disbursements of counsel in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents to the Initial Purchaser and the Agent (directly to such counsel if requested by the Initial Purchaser or the Agent, as applicable) to the extent invoiced prior to or on the Closing Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Issuer, the Agent and the Initial Purchaser). (m) Equity Placement. Receipt by the Initial Purchaser and the Agent of evidence satisfactory to the Initial Purchaser that the Initial Equity Placement shall have been made in accordance with the Implementation Agreement and the First Subscription Agreement (as defined in the Implementation Agreement), without giving effect to any modifications, amendments, consents or waivers thereto that are adverse to (and as reasonably determined by) the Initial Purchaser without the consent of the Initial Purchaser. (n) Appointment of Board Nominees. Receipt by the Initial Purchaser and the Agent of satisfactory evidence that the Initial Purchaser’s nominee for the Group Parent’s board of directors shall have been appointed to the board of directors. (o) Representations and Warranties. The representations and warranties of each Obligor contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) as of such earlier date. (p) No Default. No Default shall exist, or would result from the issuance of Term Loan A Securities or from the application of the proceeds thereof. (q) Request for Credit Extension. The Agent shall have received a Request for Credit Extension at least two Business Days prior to the Closing Date. (r) [Reserved.] (s) NSW mortgage duty. Where any secured property is situated, or taken under the Duties Act 1997 (NSW) to be situated, in New South Wales, the Initial Purchaser and the Agent have received evidence that all Taxes required to be paid on any Security Interest over that Secured Property following provision of the requested advance have been paid or, if not already paid, sufficient same day funds or evidence of other arrangements satisfactory to the Initial Purchaser being in place to enable the payment of those Taxes, together with all things (including documents) necessary to pay those Taxes. 73

(t) Intercreditor Agreement. The Agent shall have executed a joinder to the Intercreditor Agreement or the Intercreditor Agreement shall have been amended to allow the Agent to take the place of Bank of America, N.A. under such Intercreditor Agreement and shall otherwise be in form and substance reasonably satisfactory to the Initial Purchaser. (u) [Reserved] (v) Lien Searches. The Initial Purchaser and the Agent shall have received the results of a recent lien search in each of the jurisdictions (excluding Peru) where assets of each of the Obligors and their respective Subsidiaries are located, and such search shall reveal no Security Interests on any of the assets of any of them except for Permitted Security Interests or discharged on or prior to the Closing Date pursuant to documentation satisfactory to the Initial Purchaser. (w) Intellectual Property Collateral Agreements. The Obligors and their Subsidiaries shall have executed and delivered to the Initial Purchaser and the Agent such agreements (each as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof, an “Intellectual Property Collateral Agreement”), in form and substance satisfactory to the Initial Purchaser and the Agent, together with such other notices, for recording in the United States Patent and Trademark Office or the United States Copyright Office, or any similar office or agency of the United States, any state thereof, Canada, any political subdivision thereof or Australia or any political subdivision thereof and Uniform Commercial Code financing statements, as are necessary or advisable to perfect and maintain the Security Interests on all IP Rights that constitute Collateral. Article VI REPRESENTATIONS AND WARRANTIES On the date hereof and on the Closing Date each Obligor represents and warrants to the Agent and the Purchasers that: 6.01 Status. In respect of: (i) an Obligor which is incorporated or registered in Australia, it is a corporation validly existing under the Laws of the place of its incorporation specified in this Agreement; and (ii) an Obligor which is not incorporated, registered or formed in Australia, it is a company limited by shares, an unlimited liability company or a limited liability company, private company, corporation, cooperative association with excluded liability or partnership, in each case, duly incorporated, organized or formed, validly existing and in good standing under the laws of the place of its incorporation, organization or formation specified in this Agreement. 6.02 Power. It has the power to enter into and perform its obligations under the Loan Documents to which it is expressed to be a party, to carry out the transactions contemplated by those documents and to carry on its business as now conducted or contemplated. It has the power to own its assets. 74

6.03 Corporate Authorizations. It has taken all necessary corporate or partnership action to authorize the entry into and performance of the Loan Documents to which it is expressed to be a party, and to carry out the transactions contemplated by those documents. 6.04 Corporate Benefit. It achieves valuable corporate benefit from entering the Loan Documents. 6.05 Documents Binding. Each Loan Document to which it is expressed to be a party is its valid and binding obligations enforceable in accordance with its terms, subject to equitable principles and laws generally affecting creditors’ reghts. 6.06 Transaction Permitted. The execution and performance by it of the Loan Documents to which it is expressed to be a party and each of the Transactions: (a) did not and will not violate any material provision of: (i) a Law or treaty or a judgment, ruling, order or decree of a Governmental Authority binding on it; (ii) its Organization Documents; or (iii) any other material document or agreement which is binding on it or its assets, and (b) except as provided by the Loan Documents, did not and will not: (i) create or impose a Security Interest on any of its assets securing an aggregate amount exceeding $5,000,000 (or its equivalent in any other currency or currencies); or (ii) allow a Person to accelerate or cancel an obligation with respect to Finance Debt, or constitute an event of default, cancellation event, prepayment event or similar event (whatever called) under an agreement relating to Finance Debt of an aggregate amount exceeding $10,000,000 (or its equivalent in any other currency or currencies), whether immediately or after notice or lapse of time or both. 6.07 Financial Reports. (i) Its most recent audited Financial Reports give a true and fair view of the matters with which they deal as of the date and for the periods to which they relate and as of the Closing Date, no Group member nor any of its Subsidiaries has any contingent liability or liability for Taxes, long-term lease or unusual forward or long-term commitment that is not reflected in the such Financial Statements or the notes thereto and which in any such case is material in relation to the business, operations, properties, assets, condition (financial or otherwise) of the Group Parent and any of its Subsidiaries taken as a whole (it being understood that letters of credit 75 outstanding increased by approximately $6 million and surety bonds increased by approximately $12 million). (ii) There has been no subsequent change in its or its Subsidiaries’ state of affairs which is likely to have a Material Adverse Effect. (iii) Those Financial Reports (A) comply with Current Accounting Practice (1) except to the extent disclosed in them and (2) in the case of any Financial Reports for the first and third quarters of any financial year, subject only to normal semi-annual adjustments and normal year end audit adjustments and the absence of footnotes and (B) comply with all applicable laws. 6.08 No Litigation. No litigation, arbitration, Tax claim, dispute or administrative or other proceeding is current or pending or, to its knowledge, threatened against it which is likely to be adversely determined, and if adversely determined, is likely to have a Material Adverse Effect. 6.09 No Default. (i) No Event of Default is subsisting; and (ii) none of its senior officers is aware of any other subsisting event or circumstance which constitutes a default under any agreement or document which is binding on it or its Subsidiaries or to which it (or its Subsidiaries’) assets are subject which is likely to have a Material Adverse Effect. (iii) No person has contravened or will contravene Chapter 2E (related party transactions) or Part 2J.3 (financial assistance) of the Corporations Act 2001 (Cth) (Australia) (or any equivalent legislation in any other jurisdiction) by entering into any Loan Documents or participates in any transaction in connection with a Loan Document. 6.10 Authorization. (i) Each Authorization which is required in relation to the execution, delivery and performance by it of the Loan Documents to which it is expressed to be a party and the consummation of the Transactions and the validity and enforceability of the Loan Documents has been obtained or effected and is in full force and effect other than filings to perfect Security Interests created by the Collateral Documents. (ii) Each material Authorization required for it to carry on the Business has been obtained or effected and is in full force and effect, except where, if not the case, it is not likely to have a Material Adverse Effect. (iii) It is not in breach of any Authorization where breach is likely to have a Material Adverse Effect. 6.11 No Misrepresentation. (i) all information provided by it or on its behalf to the Agent and the Purchasers, when taken as a whole, was true in all material respects at the Closing Date or, if later, when provided (to the extent known to any Group member in the case of any document not furnished 76 by any of them). Neither that information nor its conduct and the conduct of anyone on its behalf in relation to the Transactions, was or is misleading, by omission or otherwise; and (ii) all financial projections provided by it or on its behalf to the Agent and the Purchasers in connection with the transactions contemplated by the Loan Documents have been prepared in good faith on the basis of recent historical information and on the basis of reasonable assumptions. 6.12 Copies of Documents. All copies of documents (including the Latest Financial Reports and all Authorizations) given by it or on its behalf to the Agent and the Purchasers are true and complete copies. 6.13 Title. (i) It is the sole legal and beneficial owner of and has good, valid, and marketable title to all of its assets and properties, including those included or reflected in the Latest Financial Reports as being owned by it (disregarding immaterial assets having an aggregate value not exceeding $5,000,000 (or its equivalent in any other currency or currencies)), free of any other third party right or interest whatever other than as permitted by Section 7.02(b). (ii) None of its assets is subject to a Security Interest which is not permitted by Section 7.02(b). 6.14 Law. It has complied with all laws (including Environmental Laws) binding on it where breach is likely to have a Material Adverse Effect. 6.15 Trust. It does not hold any material assets as trustee of any trust and is not entering into any Loan Documents as trustee of any trust. 6.16 Corporate Structure Diagram. (i) The corporate structure diagram in Schedule 6.16 sets out the corporate structure and ownership of the Group and its Subsidiaries as at the Closing Date. (ii) It has complied with Section 7.02(p). 6.17 Taxes. It has paid all Taxes payable by it when due (or in respect of Taxes in an immaterial amount, promptly after it becomes aware of its non-payment) other than Taxes where the failure to pay is not likely to have a Material Adverse Effect and for which it has maintained on its books sufficient reserves and which are being contested in good faith by appropriate proceedings. 6.18 Solvency. It is solvent and there are no reasonable grounds to suspect that it will not be able to pay its debts as they become due and payable. 77

6.19 Pari Passu Ranking. Its payment obligations under the Loan Documents rank at least pari passu with the claims of all its other senior unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to debtors generally. 6.20 No Immunity. It does not, nor do its assets, have immunity from any suit or execution. ARTICLE VPartnerships [RESERVED] . Subject to Section 7.02(f), in relation to each Obligor which is a partnership (other than those Canadian Obligors which are partnerships), all of the partners of each such partnership are parties to this Agreement in that capacity and as Persons carrying on business in partnership with other Persons under the name of each such partnership. 6.21 No Material Adverse Effect. To the best of its knowledge and belief, and after due inquiry, it is not aware of any matter, thing or circumstance which has or is likely to have a Material Adverse Effect. 6.22 ERISA and Canadian Pension Plan Compliance. (a) Except as would not reasonably be expected to have a Material Adverse Effect, (i) each Plan is in compliance with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state Laws, or (ii) each Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS to the effect that the form of such Plan is qualified under Section 401(a) of the Internal Revenue Code and the trust related thereto has been determined by the IRS to be exempt from federal income tax under Section 501(a) of the Internal Revenue Code, or an application for such a letter is currently being processed by the IRS. To the best knowledge of the Obligors, nothing has occurred that would prevent or cause the loss of such tax-qualified status. (b) All Non-U.S. Plans have been established, registered, operated, amended, funded, invested, administered and maintained in compliance with the terms of such Non-U.S. Plans, any applicable collective bargaining agreements, and all applicable Laws, except where failure so to comply could not be reasonably expected to have a Material Adverse Effect. All employer and employee payments, contributions, premiums and any other amounts required by applicable Non-U.S. Plan documents, any collective bargaining agreements, or applicable Laws to be paid, remitted or accrued by any Obligor have been paid, remitted or accrued as required, except where failure so to pay or accrue could not be reasonably expected to have a Material Adverse Effect. (c) There are no pending or, to the best knowledge of the Obligors, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan or Non-U.S. Plan (other than routine claims for the payment of benefits) that could be reasonably be expected to have a Material Adverse Effect, and no facts exist which could reasonably be expected to give rise to any such investigation or claim (other than routine claims for payment of benefits). There has been no prohibited 78 transaction or violation of the applicable Laws with respect to any Plan or Non-U.S. Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect. (d) Schedule 6.23 lists all of the Canadian Pension Plans and identifies each Canadian Pension Plan that is a Canadian Defined Benefit Plan and each Canadian Pension Plan that is a Canadian Multi-Employer Plan. Each Canadian Pension Plan is duly registered under all applicable Canadian federal or provincial pension benefits standards legislation. All material obligations of the Obligor required to be performed in connection with the Canadian Pension Plans or the funding agreements therefor have been performed in a timely fashion and there are no outstanding disputes concerning the assets held pursuant to any such funding agreement. All material reports and disclosures relating to the Canadian Defined Benefit Plans required by any applicable Laws have been filed or distributed in a timely fashion. No Canadian Pension Termination Event has occurred. No statutory deemed trust or lien has arisen or been imposed on any Obligor or its property in connection with any Canadian Pension Plan (excluding any inchoate liens for amounts required to be remitted but not yet due in respect of any Canadian Pension Plan). (e) Except as would not reasonably be expected to have a Material Adverse Effect (i) no ERISA Event has occurred, and no Obligor nor any ERISA Affiliate is aware of any fact, event or circumstance that could reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan; (ii) each Obligor and each ERISA Affiliate has met all applicable requirements under the Pension Funding Rules in respect of each Pension Plan, and no waiver of the minimum funding standards under the Pension Funding Rules has been applied for or obtained; (iii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Internal Revenue Code) is 60% or higher and no Obligor nor any ERISA Affiliate knows of any facts or circumstances that could reasonably be expected to cause the funding target attainment percentage for any such Pension Plan to drop below 60% as of the most recent valuation date; and (iv) no Obligor nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA. (f) During the twelve-consecutive-month period before the date of the execution and delivery of this Agreement and before the date of any availment hereunder, (i) no steps have been taken to terminate any Non-U.S. Plan (wholly or in part), which could result in any Obligor being required to make an additional material contribution to the Non-U.S. Plan, (ii) no contribution failure has occurred with respect to any Non-U.S. Plan sufficient to give rise to a lien or material charge under any applicable pension benefits laws of any other jurisdiction, (iii) no condition exists and no event or transaction has occurred with respect to any Non-U.S. Plan which might result in the incurrence by any Obligor of any material liability, fine or penalty, except as disclosed on Schedule 6.23(f), and (iv) except as disclosed in the financial statements required to be provided pursuant to this Agreement or as otherwise disclosed in writing from time to time to the Agent, no Obligor has any material contingent liability with respect to any post-retirement benefit under a Non-U.S. Plan. 6.23 Margin Regulations; Investment Company Act. (a) The Issuer is not engaged and nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of the Term Loan A Securities, not more than 25% of the value of the assets (either the Issuer only or of the Issuer and its Subsidiaries on a consolidated basis) subject to the provisions of Section 7.02(a) or Section 7.02(b) or subject to any restriction contained in any agreement or instrument between the Issuer and any Purchaser or any Affiliate of any Purchaser relating to indebtedness and within the scope of Section 9.01(c) will be margin stock. No portion of the proceeds 79 of the Term Loan A Securities shall be used in any manner, whether directly or indirectly, that causes such Term Loan A Securities or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the FRB or any other regulation thereof or to violate the Exchange Act. (b) None of the Issuer, any Person Controlling the Issuer, or any Subsidiary is or is required to be registered as an “investment company” under the Investment company Act of 1940. 6.24 Foreign Asset Control Regulations; Anti-Money Laundering; Anti-Corruption Laws. (a) OFAC. Each Obligor is and has been in compliance with all U.S. economic sanctions laws, including but not limited to the Trading With the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Comprehensive Iran Sanctions and Divestment Act, the Iran Threat Reduction and Syria Human Rights Act, the National Defense Authorization Act for Fiscal Year 2012, Section 1.01 of Executive Order 13224 of September 23, 2001 Blocking Party and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) and any regulations or executive orders executed thereto (collectively, the “Sanctions”). No Obliger nor any director, officer, employee, agent or affiliate acting on behalf of the Obligor is (i) a person whose property or interest in property is blocked or subject to blocking pursuant to the Sanctions, (ii) a person who engages in any dealings or transactions prohibited by the Sanctions, or is otherwise associated with any such person in any manner violative of the Sanctions, or (iii) a person, or is owned or controlled by a person that is subject of any Sanctions or is on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order. Each Obliger represents that it is not knowingly engaged in any dealing or transactions for the benefit of or with any person, or in any country or territory, that is or was subject of any Sanctions. (b) Patriot Act; Anti-Corruption Laws. (i) Each Obligor is in compliance, in all material respects, with the USA Patriot Act (Title III of Pub. L. 107 56 (signed into law October 26, 2001)) (the “Patriot Act”). No part of the proceeds of the Term Loan A Securities will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010 and any other applicable similar anticorruption laws and rules of such jurisdictions in which the Obligors conduct business (collectively “Anti-Corruption Laws”); (ii) Each Obligor (A) has conducted and continues to conduct business in compliance with all applicable provisions of the Anti-Corruption Laws; (B) is not aware of any facts or allegations of non-compliance with any Anti-Corruption Law; and (C) has not conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any government instrumentality or similar agency in response to any alleged act or omission arising under or related to any non-compliance with any Anti-Corruption Laws; (iii) To each Obliger’s Knowledge, it is not in violation of any applicable provisions of any Anti-Corruption Laws; (iv) None of the Obligors, nor any of their respective directors, officers, employees, agents, representatives or any other person acting for or on behalf of the Obligors has, directly or indirectly: 80

(A) paid, promised to pay, authorized the payment of any money, or offered, given, promised to give or authorized the giving of anything of value, to any Government Official or any other person under circumstances where it was known, or reasonably should have been known or anticipated (after due and proper inquiry), that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a Government Official or any other person for the purpose of: (1) influencing any act or decision of a Government Official or any other person in their official capacity; (2) inducing a Government Official or any other person to do or omit to do any act in violation of such person’s lawful duties; (3) securing any improper business advantage; or (4) inducing a Government Official or any other person to influence or affect any act or decision of any government employee, agent, or instrumentality; any company; any business enterprise or other entity owned, in whole or in part, or controlled by any government instrumentality; any political party; any commercial company; or any person, in a manner that would either constitute, or have the purpose or effect, of public or commercial bribery or the acceptance of or acquiescence to extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage; or (B) received any bribe, kickback or payment in violation of any Anti-Corruption Law. (v) In each of the past five years prior to the date hereof, each Obligor has maintained books and records that accurately reflect in reasonable detail all expenditures and instituted internal controls sufficient to ensure that all payments made with assets of such Obligor have been duly authorized by management and comply with all laws of jurisdictions where such Obligor conduct business or own assets. 6.25 Insurance. The properties of the Obligors and their Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Group Parent, in such amounts (after giving effect to any self-insurance compatible with the following standards), with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the applicable Obligor or the applicable Subsidiary operates. The property and general liability insurance coverage of the Obligors as in effect on the Closing Date is outlined as to carrier, policy number, expiration date, type, amount and deductibles on Schedule 6.25. 6.26 Intellectual Property; Licenses, Etc. Each Obligor and each Subsidiary exclusively owns or has a sufficient right to all of the material IP Rights that are used in or necessary for the operation of their respective businesses. Set forth on Schedule 6.27 is a list of all IP Rights (including Internet domain names) registered or pending registration and owned by each Obligor or any of its Subsidiaries as of the Closing Date. With respect to the IP Rights, (i) no claim has been asserted and is pending by any Person challenging or seeking to limit, cancel or question the use of any material IP Rights owned by any Obligor (the “Owned IP Rights”) or the validity, enforceability, ownership, scope, or exploitation of any Owned IP Rights, except for such 81 claims and infringements that could not reasonably be expected to have a Material Adverse Effect, (ii) no Obligor knows of any such claims, and, (iii) to the knowledge of the Responsible Officers of the Obligors, the use of any Owned IP Rights by any Obligor or any Subsidiary or the granting of a right or a license in respect of any Owned IP Rights from any Obligor or any Subsidiary does not infringe on the rights of any Person. As of the Closing Date, none of the Owned IP Rights is subject to any exclusive licensing agreement or similar arrangement except as set forth on Schedule 6.27. 6.27 Perfection of Security Interests in the Collateral. Except as otherwise expressly permitted under the Loan Documents: The Collateral Documents create valid and effective Security Interests on the Collateral purported to be covered thereby, which Security Interests are (except as otherwise permitted by the Collateral Documents) perfected Security Interests, prior to all other Security Interests other than Permitted Security Interests and such Security Interests have the priority contemplated in the Collateral Documents. Other than with respect to the Peruvian and Chilean Security Interests, all filings and other actions necessary to perfect the Security Interest in the Collateral have been duly made or taken and are in full force and effect. The Obligors have delivered, or caused to be delivered, to the Agent all UCC-1 financing statements in recordable form that may be necessary to perfect the Security Interests granted pursuant to the Loan Documents. The Obligors have delivered, or caused to be delivered, to the Agent all instruments, documents, certificates and investment property necessary to perfect the Security Interests granted pursuant to the Loan Documents, to the extent such security interests may be perfected by such delivery. Upon the filing of such UCC-1 financing statements in the offices specified thereon and the recordation of the Intellectual Property Collateral Agreements with respect to: copyright registrations, copyright applications, patents, patent applications, trademark registrations, and trademark applications, and the delivery of control over any Collateral where security interests are perfected by control or possession (to the extent perfection is accomplished by such control or possession), no further action, including any filing or recording of any document or the obtaining of any consent, is necessary in order to establish, perfect and maintain the Agent’s first priority Security Interests in the personal property (including fixtures and IP Rights). No financing statement or other public notice with respect to all or any part of the Collateral is on file or of record in any public office, except filings evidencing Permitted Security Interests and filings for which termination statements have been delivered to Agent. 6.28 Business Locations; Taxpayer Identification Number. Set forth on Schedule 6.29(a) is a list of all real property located in the United States, Canada, Australia and Switzerland that, as of the Closing Date, is owned or leased by any Obligor and where at least $2,500,000 in equipment and inventory is located. Set forth on Schedule 6.29(b) is a list of all locations (i) where at least $2,500,000 in equipment or inventory of any Obligor is located as of the Closing Date and (ii) where any equipment or inventory in Canada with a value in excess of $1.0 million is located as of the Closing Date. Set forth on Schedule 6.29(c) is the chief executive office, exact legal name, jurisdiction of formation, tax payer identification number (or the equivalent) and organizational identification number (if applicable) of each Obligor as of the Closing Date. Except as set forth on Schedule 6.29(d), no Obligor has during the five years preceding the Closing Date (i) changed its legal name, (ii) changed its jurisdiction of formation or (iii) been party to a merger, amalgamation, consolidation or other change in structure. Set forth on Schedule 6.29(e) is a list of each deposit and investment account of each Obligor (other than Excluded Deposit Accounts) as of the Closing Date. 82

6.29 Quebec Based Collateral. As of the Closing Date, the aggregate fair market value of the property and assets (real and personal) of the Obligors and their Subsidiaries located in the Province of Quebec does not exceed $5,000,000. 6.30 Projections. On and as of the Closing Date, the Projections of the Group Parent and its Subsidiaries for the period of fiscal year 2014 through and including fiscal year 2018 (which Projections shall include in the case of fiscal years 2014 and 2015 projections for each fiscal quarter during such fiscal years and annually for periods thereafter) (the “Projections”) arc based on reasonable, good faith estimates and assumptions made by the management of the Group Parent-as- of the Closing Date: provided, the Projections are not to be viewed as facts and that actual results during the period or periods covered by the Projections may differ from such Projections and that the differences may be material. 6.31 Tax Consolidated Group. It is: (a) not a member of a Tax Consolidated Group; or (b) a member of a Tax Consolidated Group and a valid tax sharing agreement is in place. 6.32 GST Group. It is: (a) not a member of a GST Group; or (b) a member of a GST Group and a valid tax sharing agreement is in place. ARTICLE VI [RESERVED] ARTICLE VII AFFIRMATIVE COVENANTS So long as any Term Loan A Security or other Obligation hereunder shall remain unpaid or unsatisfied, each Obligor (or, as applicable, the particular Obligor referred to) undertakes (in respect of itself and on behalf of each of its Subsidiaries that is not an Obligor) as set out in this Article VII: Article VII: 7.1 Reporting Undertakings. (a) It will provide to the Agent (in sufficient copies for the Purchasers): (i) Annual Financial Reports, in the case of the Group Parent only, as soon as practicable (but available after the end of each fiscal year (and, in any event. within 90120 days) after the close of each of its such fiscal year annual reports in English including financial years copies of its audited statements (containing a consolidated Financial Reports in respect of that statement of financial year position as of the end of such fiscal year and immediate preceding fiscal year and consolidated statements of comprehensive income, changes in equity and cash flows for such fiscal year and the immediately preceding fiscal year) with a report thereon by an internationally recognized independent firm of chartered accountants: (ii) Semi annual and Other Periodic Financial Reports. in the case of the Group Parent only, as soon as practicable (but within 60 days) after (x) the first half of each of its financial year copies of its unaudited consolidated Financial Reports in respect of that half year and (y) the first and third fiscal quarters of each of its financial years copies of its unaudited consolidated Financial Reports in respect of such quarter, subject only to normal periodic 83 adjustments and the absence of footnotes; provided, however, if at any time any covenant contained in the Senior Indenture, the 2013 Secured Note Indenture, the New Revolver or in the Term Loan B Securities Agreement shall require the delivery of more detailed or more frequent Financial Reports than those required by this Agreement or earlier delivery of such Financial Reports than as required by this Agreement, then, the Group Parent will deliver the same Financial Reports to the Agent concurrently with the delivery of such Financial Reports in connection with the Senior Indenture, the 2013 Secured Note Indenture, the New Revolver or the Term Loan B Securities Agreement. At the request of the Agent, the Issuer and the other Obligors shall enter into a written amendment to this Agreement reflecting such additional requirements with respect to Financial Reports in form and substance reasonably acceptable to the Agent (as directed by the Required Purchasers); provided, that, the failure to do so shall not alter the effectiveness of this Section; (iii) Compliance Certificate. in the case of the Group Parent only, at the time it provides the Financial Reports referred to in Sections 7.01(a)(i) and 7.01(a)(ii), a Compliance Certificate signed by two directors or one director and the Chief Financial Officer of the Group Parent which: (A) certifies as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto; (B) if applicable, sets forth a reasonably detailed calculation of the Net Cash Proceeds received during the applicable period by or on behalf of the Issuer or any of its Subsidiaries in respect of any Prepayment Event; (C) includes supplements to Schedules 6.27, 6.29, 6.29(a), 6.29(b), 6.29(c), 6.29(d) and 6.29(e). as are necessary such that, as supplemented, such Schedules would be accurate and complete as of the date of such certificate; and (D) includes a reasonably detailed calculation of the Leverage Ratio. (iv) Reserved. (v) Documents Issued to Shareholders and Australian Securities Exchange. in the case of the Group Parent only, promptly, all material documents provided by it to holders of shares issued by it or otherwise filed with the Australian Securities Exchange; (vi) Litigation; promptly, written particulars of any current, pending or threatened litigation, arbitration, Tax claim, dispute or administrative or other proceedings in relation to it or any of its Subsidiaries (other than a claim for workers’ compensation) which if adversely determined is likely to have a Material Adverse Effect; (vii) Governmental Authority, promptly, any notice, order or material correspondence from or with a Governmental Authority relating to it which is likely to have a Material Adverse Effect; and (viii) Other information: promptly, any other information in relation to its financial condition or business which the Agent may reasonably request; (ix) Monthly Financial Reporting. in the case of the Group Parent only, as soon as practicable (but within 30 days) after each fiscal month of each of its financial years, copies of its 84 unaudited consolidated Financial Reports in respect of such month, subject only to normal periodic adjustments and the absence of footnotes (provided that no reporting shall be required under this clause (ix) if as of the date that such reporting would otherwise be required if the EBITDA Condition satisfied); and (x) Non U.S. Plan Reporting, in respect of each Canadian Pension Plan: (i) copies of all annual information returns, actuarial reports, and supplemental cost certificates which have been filed with a Governmental Authority promptly after filing, and (ii) any material direction, correspondence, order, notice, ruling or opinion that the Issuer or any of its Subsidiaries may receive from a Governmental Authority promptly after receipt. (b) Accounting Principles: In the case of the Group Parent only, it will ensure that the Financial Reports provided to the Agent under Section 7.01 (a): (i) (A) comply with Current Accounting Practice (1) except to the extent disclosed in them and (2) in the case of any Financial Reports for the first and third quarters of any financial year, subject only to normal semi annual adjustments and normal year end audit adjustments and the absence of footnotes and (B) comply with all applicable Laws; and (ii) give a true and fair view of the matters with which they deal as at the date and for the periods to which they relate. (c) Authorizations. It will ensure that: (i) each Authorization which is required in relation to the execution, delivery and performance by it of the Loan Documents to which it is expressed to be a party, the consummation of the Transactions and the validity and enforceability of the Loan Documents is obtained, promptly renewed and maintained, and is in full force and effect; and (ii) any material Authorization required for it to carry on the Business is obtained, promptly renewed and maintained, and is in full force and effect except in any respect that is not likely to have a Material Adverse Effect. (d) Notice to Agent. Unless notification has already been provided by another Obligor, it will notify the Agent as soon as it becomes aware of: (i) any Default and the steps, if any, being taken to remedy it; (ii) any change in its Authorized Officers, giving specimen signatures of any new Authorized Officer appointed, and, where requested by, the Agent, evidence satisfactory to the Agent of the authority of any Authorized Officer; (iii) any ERISA Event or Canadian Pension Termination Event; (iv) (A) the institution of any stops by an Obligor or any applicable regulatory authority to terminate any Non U.S. Plan (wholly or in part) which could result in an Obligor being required to make an additional contribution to the Non U.S. Plan, (B) the failure to make a required contribution to or payment under any Non U.S. Plan when due in accordance with its terms and any applicable laws if such failure is sufficient to give rise to a lien or charge under any applicable pension benefits Laws of any other jurisdiction that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (C) the taking of any action with 85 respect to a Non U.S. Plan which could reasonably be expected to result in the requirement that an Obligor furnish a bond or other security to such Non U.S. Plan or any applicable regulatory authority that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (D) the occurrence of any event with respect to any Non U.S. Plan which could reasonably be expected to result in the incurrence by an Obligor of any material liability, fine or penalty, or any material increase in the contingent liability of an Obligor; (E) the establishment of any new plan which, if it currently existed, would be a Canadian Defined Benefit Plan, or any change to an existing Canadian Benefit Plan that would reasonably be expected to have a Material Adverse Effect; or (F) the acquisition of an interest in any Person if such Person sponsors, administers, or participates in, or has any liability in respect of, any Canadian Defined Benefit Plan; (v) any amendment or other modification to the Senior Indenture or the 2013 Secured Note Indenture, any notice of a Default (as defined in the Senior Indenture or the 2013 Secured Note Indenture, as applicable) or Event of Default (as defined in the Senior Indenture or the 2013 Secured Note Indenture, as applicable) under the Senior Indenture or the 2013 Secured Note Indenture and any other material notices related to the Senior Indenture or the 2013 Secured Note Indenture; and (vi) any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect. (ii) Semi-annual and Other Periodic Financial Reports, in the case of the Group Parent only, as soon as available (and, in any event, within 60 days after the close of the first six months in each fiscal year) interim semiannual reports in English, containing a condensed consolidated statement of financial position as of the end of each interim period covered thereby and as of the end of the immediately preceding fiscal year and condensed consolidated statements of comprehensive income and cash flows for each interim period covered thereby and for the comparable period of the immediately preceding fiscal year: (iii) Compliance Certificate, within 120 days after the end of each fiscal year of the Issuer an officers’ certificate stating whether or not to the best of the knowledge of the signers thereof a Default occurred during such fiscal year. If a Default shall have occurred during such period, the Issuer shall deliver to the Administrative Agent within 30 days after an officer becoming aware of the occurrence thereof, a certificate describing the Default, its status and what action the issuer is taking or process to take with respect thereto. The issuer also shall comply with T1A $ 314(a)(4). (iv) Documents Issued to Shareholders and Australian Securities Exchange, whether or not the Group Parent has equity listed on the Australian Stock Exchange, any other documents filed, furnished or otherwise provided or that would be required to be provided to the Australian Stock Exchange pursuant to the continuous reporting requirements under Australian securities laws and regularities and Australian Stock Exchange rules if the Group Parent had equity listed on the Australian Stock Exchange. The Group Parent need not provide those annual or interim reports to the Agent and the Purchasers if and to the extent that the Group Parent (a) files or furnishes those reports with the Australian Stock Exchange and those reports are publicly available on the Australian Stock Exchange website within the time periods referred to in clauses (i) and (ii) above and (b) notifies the Agent that such reports have been so filed or furnished and are publicly available. 86

Documents required to be delivered pursuant to Section 7.01(a)(i) or 7.01(a)(ii) or Section 7.01(a)(v) 7.01 (a)(i) or 7.01 (a)(ii) or Section 7.01(a)(iv) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Group Parent posts such documents, or provides a link thereto on the Group Parent’s website on the Internet at the website address listed on Schedule 11.02;11.02; or (ii) on which such documents are posted on the Issuer’s behalf on an Internet or intranet website, if any, to which each Purchaser and the Agent have access (whether a commercial, third-party website or whether sponsored by the Agent); provided that: (i) the Issuer shall deliver paper copies of such documents to the Agent or any Purchaser upon its request to the Issuer to deliver such paper copies until a written request to cease delivering paper copies is given by the Agent or such Purchaser and (ii) the Issuer shall notify the Agent and each Purchaser (by telecopier or electronic mail) of the posting of any such documents and provide to the Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Issuer with any such request by a Purchaser for delivery, and each Purchaser shall be solely responsible for requesting delivery to it or maintaining its copies of such documents. (e)(b) The Group Parent and the Issuer hereby acknowledges that (a) the Agent will make available to the Purchasers materials and/or information provided by or on behalf of the Issuer hereunder (collectively, “Issuer Materials”) by posting the Issuer Materials on IntraLinks or another similar electronic system (the “Platform”') and (b) certain of the Purchasers (each a “Public Purchaser”) may have personnel who do not wish to receive material non-public information with respect to the Issuer or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Group Parent and the Issuer hereby agree that (w) all Issuer Materials that are to be made available to Public Purchasers shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Issuer Materials “PUBLIC,” the Group Parent and the Issuer shall be deemed to have authorized the Agent and the Purchasers to treat such Issuer Materials as not containing any material non-public information with respect to the Group Parent, the Issuer or their securities for purposes of United States federal and state securities laws (provided, however, that to the extent such Issuer Materials constitute Information, they shall be treated as set forth in Section 11.07);11.07); (y) all Issuer Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Side Information;” and (z) the Agent shall be entitled to treat any Issuer Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform that is not marked as “Public Side Information.” Notwithstanding the foregoing, neither the Group Parent nor the Issuer shall be under any obligation to mark any Issuer Materials “PUBLIC.” 7.2 General Undertakings. (a) Disposal of Assets. It will not sell, lease, transfer, issue any Equity Interests (other than (i) the Group Parent, which shall have no restrictions hereunder on issuing Equity Interest, or (ii) to another Group Member), consummate any Asset Disposition, or otherwise dispose of, part with possession of, or create an interest in, any of its assets or attempt or agree to do so (whether in one or more related or unrelated transactions) except: (i) Permitted Security Interests; (ii) Issuance of Equity Interests in respect of directors qualifying shares (and in respect of similar arrangements); provided that any such issuance must be made in accordance with the terms of the Implementation Agreement; 87

(iii) disposals or transfers to another Group member; provided that any disposition to a Group member that is not an Obligor shall require pro forma compliance with Section 7.02(p); (iv) disposals or dispositions of obsolete or redundant assets which are no longer required by it on arm’s length terms; (v) dispositions of IP Rights that are not material to, and no longer useful in, the business of any Obligor in the ordinary course of business on arm’s length terms; (vi) disposals of plant, equipment and fixed assets in exchange for other assets at least comparable as to type, value and quality; (vii) disposals in the ordinary course of business (other than disposals of IP Rights, fixed assets, businesses or companies or any interest in any of them) on arm’s length terms; or (viii)—any other disposal of tangible assets by the Group and its Subsidiaries in any financial year having a fair market value of the tangible assets not to exceed the greater of, in an aggregate amount, (x) $10,000,000 and (y) 1% of Total Tangible Assets; provided that (x) no Default or Event of Default shall exist or result therefrom and (ii) at least 85% of the consideration received therefor shall be in the form of cash or Cash Equivalents. (b) Negative Pledge. It will not create or allow to exist a Security Interest over its present or future assets other than Permitted Security Interests and will not enter into any documentation or other instrument limiting the ability to grant liens on its assets other than Permitted Restrictions. (e) Finance Debt. It will not incur (or enter into any agreement to incur) any Finance Debt except: (i) under the Term Loan B Securities Agreement in an aggregate principal amount not to exceed the Fully Accreted Amount (as defined in the Term Loan B Securities Agreement), and any Permitted Refinancing thereof; (ii) under the Loan Documents; (iii) Finance Debt incurred under (x) interest rate and foreign exchange hedge or derivative transactions of a non speculative nature and entered into in the ordinary course of business and (y) surety bond and similar arrangements entered into in the ordinary course of business; (iv) Finance Debt owed to another Group member; provided that any loan from an Obligor to a Group member that is not an Obligor shall require pro forma compliance with Section 7.02(p), and provided further that (i) any Finance Debt under this 7.02(c)(iv) shall be subordinated to the obligations of the Obligors hereunder on terms satisfactory to the Agent (at the direction of the Required Purchasers) and (ii) any Finance Debt under this clause (iv) owed to an Obligor shall be evidenced by an intercompany promissory note on terms satisfactory to the Initial Purchaser (or, if the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers), and pledged to the Agent (or otherwise, pursuant to the Intercreditor Agreement) as Collateral hereunder; (v) (x) Finance Debt which is secured by a Permitted Security Interest described in clauses (h) and (i) of that definition, but only until the date which is 60 days after the date of 88 completion of the acquisition of the asset or Entity (as applicable) and only if and while the other requirements of such clause (h) or (i) as applicable continue to be complied with, in an aggregate principal amount not to exceed $2,500,000 at any time outstanding, and (y) provided that (i) the Consolidated Coverage Ratio (as defined in the Senior Indenture) is at least 3:1 at the time of incurrence, after giving pro forma effect to such incurrence; provided that once the EBITDA Condition has been satisfied, the foregoing Consolidated Coverage Ratio test shall be lowered to 2:1, and (ii) no Default or Event of Default has occurred and is continuing or would result from such incurrence, Finance Debt which is subordinated to the obligations of the Obligors hereunder on terms satisfactory to the Agent (at the direction of the Required Purchasers), in an aggregate principal amount not to exceed $2,500,000 at any time outstanding; (vi) Finance Debt outstanding on the Closing Date and set forth on Schedule 7.02(c)(vi) and any Permitted Refinancing thereof, and (A) additional Finance Debt incurred by the non Obligors in an aggregate amount outstanding not to exceed $5,000,000 (or its equivalent in any other currency or currencies) at any time and (B) additional Finance Debt in an aggregate amount outstanding not to exceed $5,000,000 (or its equivalent in any other currency or currencies) at any time (except that any incurrence under this clause (B) of Finance Debt in excess of $2,500,000 shall require that the Consolidated Coverage Ratio (as defined in the Senior Indenture) be at least 2:1 at the time of incurrence after giving pro forma effect to the incurrence); (vii) (A) purchase money Finance Debt (including capital Leases) for fixed or capital assets existing on the Closing Date and set forth on Schedule 7.02(c)(vii) and any Permitted Refinancing thereof and (B) additional purchase money Finance Debt (including capital Leases) for fixed or capital assets in an aggregate principal amount not to exceed $5,000,000 at any time outstanding; (viii)—(A) to the extent constituting Finance Debt, Guarantees permitted pursuant to Section 7.02(d) and (B) unsecured Finance Debt incurred by the non Obligors in an aggregate principal amount not to exceed $10,000,000 at any time outstanding; and (ix) (A) to the extent the aggregate principal amount of Term Loan B Securities used to purchase Existing Secured Notes exceeds $55.000.000 (the “Existing Secured Notes Threshold Amount”), the Issuer shall be permitted (within 6 months from the Closing Date) to incur Finance Debt in the form of an asset based revolving credit facility (the “New Revolver”) (i) which will have an aggregate commitment up to the amount by which the aggregate principal amount of the proceeds from the issuance of Term Loan B Securities used to purchase Existing Secured Notes exceeds the Existing Secured Notes Threshold Amount (but the commitment amount of the New Revolver shall not exceed, in the aggregate, $50,000,000), (ii) the proceeds of the initial draw (or, cash on hand not exceeding the available drawing amount under the New Revolver in lieu of the initial draw) may be used only to prepay, on a dollar for dollar basis, the Term Loan A Securities in accordance with Section 2.05(b); (iii) the collateral agent of such New Revolver shall join the Intercreditor Agreement and (iv) shall otherwise be consistent with the Permitted ABL Conditions and (B) any Permitted Refinancing of the New Revolver; and (x) to the extent that the Obligors are in compliance with Section 7.02(x), obligations under Letter of Credit Reimbursement Obligations to secure the performance of surety bonds and similar arrangements in the ordinary course of business; provided that the obligations under such Letter of Credit Reimbursement Obligations do not exceed, in the aggregate, an amount equal to (A) $30,000,000 at any time outstanding minus (B) the letter of credit sublimit under the New Revolver (to the extent in existence) at such time. 89

(d) Provision of Financial Accommodation. It will not: (i) advance money or make available financial accommodation to or for the benefit of, another Person; or (ii) give a Guarantee in connection with an obligation or liability of another Person, except in the case of each of clause (i) and (ii): (A) for the benefit of another Group member, provided that my such financial accommodation from an Obligor in favor of a Group member that is not an Obligor shall require pro forma compliance with Section 7.02(p); (B) in the ordinary course of business; (C) (x) loans and advances to, or Guarantees of obligations of, joint ventures or non wholly owned Subsidiaries in an aggregate amount not to exceed $5,000,000 at any time outstanding; provided that in the case of any such Guarantee constituting Finance Debt, such Guarantee would have been permitted if incurred pursuant to Section 7.02(c)(vi) and (y) loans and advances in respect of the Global Tech lnvestments; or (D) (1) advances, loans and other extensions of credit to customers (including under installment sale arrangements) in connection with the sale of products in the ordinary course of business in an aggregate amount outstanding at any time not to exceed $5,000,000 and (2) Guarantees of third party financing of customers (including under installment sale arrangements) in connection with the sale of products in the ordinary course of business; provided that in the case of any such Guarantee, such Guarantee would have been permitted if incurred pursuant to Section 7.02(c) (vi) (e) Corporate Existence: Except as otherwise expressly permitted under this Section 7.02 and except for Liquidations into Obligors and Liquidations of non Obligors into other non Obligors, it will do everything necessary to maintain its corporate existence in good standing or its organization as a partnership (as applicable). It will not transfer its jurisdiction of incorporation or change its jurisdiction of formation or enter any merger, amalgamation, demerger (or splitting) or consolidation except for a solvent reconstruction, reorganization, merger or amalgamation with the consent of the Required Purchasers (not to be unreasonably withheld). (f) Partnership. In relation to each Obligor which is a partnership, upon the reasonable request of the Initial Purchaser to the extent that that the Initial Purchaser has determined it necessary to ensure the enforceability or benefit of any Guarantee provided by such partnership, it will ensure any Person who becomes a partner of the partnership promptly (and in any case within 30 days of becoming a partner of the partnership) accedes to this Agreement and the other Loan Documents in a manner, form and substance satisfactory to the Initial Purchaser, as a Person carrying on business in partnership with other Persons under the name of that partnership (including so as to have the same rights, obligations and liabilities under and in connection with the Loan Documents as the other Persons carrying on business in partnership with other Persons under that same name). (g) Comply with Law. It will comply in all respects with all Laws (including Environmental Laws) to which it may be subject, if failure to comply is likely to have a Material Adverse Effect. (h) Pay Taxes. It will pay all Taxes payable by it when due but: 90

(i) it need not pay Taxes for which it has maintained on its books sufficient reserves and which are being contested in good faith and by appropriate proceedings, except where failure to pay is likely to have a Material Adverse Effect; and (ii) to the extent liable, it will pay those Taxes on the final determination date or settlement of the contest. (i) Distributions. It must not make any Distribution other than a Permitted Distribution. (j) Commercial Dealings. It will not deal in any way with any Person who is not a Group member except on terms no less favorable to it than arm’s length terms and in the ordinary course of business. It will not deal with any Group member which is not a Guarantor other than in the ordinary course of business of the Group where such dealing will not result in a breach of Section 7.02(p). (k) Change of Business. It will not, and will ensure the Group and its Subsidiaries taken as a whole does not, take action whether by acquisition or otherwise which alone or together would materially alter the nature of the Business. (1) Hedging. It will maintain hedging arrangements for interest rate and foreign exchange risk in accordance with the Hedging Policy. (m) Acquisitions: It will not acquire or establish any business or acquire any shares or interest in any Entity except (i) Permitted Acquisitions and (ii) the Global Tech Investments and (iii) intercompany investments (but if the investment is from an Obligor to a non Obligor, it shall require pro forma compliance with Section 7.02(p) and no Event of Default shall have occurred and be continuing or would result therefrom). (n) Insurance. It or another Obligor on its behalf will (i) take out and keep in force insurance (which may include self insurance of a nature described in Section 6.25) as would a prudent business of its size conducting a similar business and having similar assets and (ii) cause the Agent to be named as (A) loss payee or mortgagee, as its interest may appear, with respect to any insurance providing coverage in respect of any Collateral at the Issuer’s United States headquarters and any location having equipment and inventory Collateral in excess of $2,500,000 (subject to the Intercreditor Agreement), and/or (B) additional insured with respect to any insurance providing general liability coverage, and, in each case, cause each provider of any such insurance to agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Agent, that it will give the Agent thirty days (or such lesser amount as the Agent may agree) prior written notice before any such policy or policies shall be altered or canceled. (o) [Reserved]. (p) Subsidiaries. (i) Commencing on the date that is thirty days after the Closing Date and at all times thereafter, the Group Parent must ensure that each Group member that provides a guaranty of the obligations of the Issuer under the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan B Securities Agreement or the New Revolver becomes a Guarantor hereunder (and complies with subclause (iii) below) within 10 days of the date such Group member provides such guaranty under the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan B Securities Agreement or the New Revolver. 91

(ii) At all times, the Group Parent must ensure that sufficient Group members are and become Guarantors so that the Obligors account for at least (1) 60% of the EBITDA of the Group (as shown in the Latest Financial Reports) and (2) 60% of Total Tangible Assets of the Group on a consolidated basis (as shown in the Latest Financial Reports). Any such determination pursuant to this subclause (ii) shall be made as of the date of the Latest Financial Reports, or, in the case of a newly acquired Subsidiary, as of the date of the first Financial Reports delivered subsequent to the acquisition of such Subsidiary. The Group Parent shall cause applicable Group members to comply with subclause (iii) below within 60 days (or such later date as agreed by the Initial Purchaser (or, if the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers) in its sole discretion), of delivery of the applicable Financial Reports referenced above. (iii) If it is necessary in order to comply with subclause (i) or (ii), the Group Parent will ensure that the applicable Group member does the following: (A ) Joinder. accedes to this Agreement as a Guarantor by executing and delivering to the Agent a Joinder Agreement and any other Loan Document the Agent reasonably requires it to enter into; (B ) Documents;—provides to the Agent the following documents in form and substance satisfactory to the Agent (acting reasonably): (1) a certificate signed, in the case of a Subsidiary which is not incorporated, registered or formed in the United States or Canada by a director of that Subsidiary or in the case of a Subsidiary which is incorporated, registered or formed in the United States or Canada by a Certifying Officer of that Subsidiary, substantially in the form of Exhibit 7.02(p)(2) for such other form agreed by the Agent) with the attachments referred to and dated not earlier than 7 days before the Joinder Agreement is signed; (2) a legal opinion from the legal advisers to the Group Parent in relation to the Subsidiary and the Joinder Agreement referred to in subclause (iii) (A) and the certificate referred to in subclause (iii)(B)(l) and this subclause (iii) (B)(2) which in the case of the accession of a Subsidiary which is not incorporated,—registered—or—formed—in Australia,—also—addresses—(without limitation) the relevant financial assistance whitewash or analogous acts, matters and things in the relevant jurisdictions, and if the Agent reasonably considers that the legal opinion does not address any matters adequately (for example, due to the breadth of assumptions in the opinion) then a certificate signed by two Responsible Officers (in form and substance satisfactory to the Agent) certifying that the relevant financial assistance whitewash or analogous acts, matters and things required in the relevant jurisdictions have been complied with, all necessary Authorizations have been obtained and all notice periods have elapsed; (3) in the case of a—Subsidiary incorporated or registered in Australia, a certificate signed by two directors of it certifying that section 260B of the Corporations Act 2001 (Cth) (Australia) has been complied with (including by the shareholders of its ultimate Australian holding company); (C) if section 260A or 260B of the Corporations Act 2001 (Cth) (Australia) or any other legislation in a relevant jurisdiction applies in connection with acceding (or legally or validly acceding) 92 to this Agreement as a Guarantor by executing and delivering to the Agent a Joinder Agreement or giving effect to the transactions contemplated by the Joinder Agreement, or the Agent reasonably considers that it applies or they apply: (1) procures—all—shareholder—resolutions—(including—by—the shareholders of its ultimate Australian holding company) and other approvals approving the giving of any financial assistance by the wholly owned Subsidiary in connection with entering into and performance of the Joinder Agreement referred to in subclause (iii)(A) required to be passed under section 260B of the Corporations Act 2001 (Cth) (Australia) or the applicable legislation in the relevant jurisdiction are passed; (2) lodge and ensure all documents required to be lodged with the Australian Securities and Investments Commission or the applicable corporate regulator in the relevant jurisdiction under section 260B of the Corporations Act 2001 (Cth) (Australia) or the applicable legislation in the relevant jurisdiction are lodged within all applicable time periods; (3) ensures that the Financial Assistance Completion Date occurs on or prior to the date the wholly owned Subsidiary executes the Joinder Agreement referred to in subclause (iii)(A); (4) provide to the Agent evidence that the documents referred to in subclause (iii)(C)(2) have boon lodged with the Australian Securities and Investments Commission or the applicable corporate regulator in the relevant jurisdiction within all applicable time periods; and (5) do any other act, matter or thing (including obtaining all necessary Authorizations for the Group member to provide the financial assistance) required in any other jurisdiction outside of Australia in order to validly and effectively accede to and be bound by the Loan Documents as a Guarantor and to give effect to the transactions contemplated by the Joinder Agreement and not breach that legislation in doing so. (iv) At any time after Closing Date, if a shareholders resolution of the Group Parent is required to approve the giving of financial assistance by any of its wholly owned Subsidiaries in connection with entering into and performance of the Joinder Agreement referred to in subclause (iii)(A) in order to comply with this Section 7.02(p) the giving of such financial assistance and such shareholders resolution of the Group Parent may be deferred until the Group Parent’s next annual general meeting provided that the Guarantors account for at least 70% of the EBITDA of the Group, as shown in the Latest Financial Reports. The deferral will only relate to that financial assistance which requires approval from the shareholders of the Group Parent under section 260B of the Corporations Act 2001 (Cth) (Australia) or any other legislation in a relevant jurisdiction. Despite the deferral of the financial assistance and the making of the resolutions, the requirements of this Section 7.02(p) must be complied with in all other respects in full within 14 days of the date of the shareholders resolution. (q) Ratification. As holder of shares or any other direct or indirect interest in any Obligor, it ratifies and confirms the execution, delivery and performance by the relevant Obligor of each Loan Document to which that Obligor is expressed to be a party and the transactions contemplated by them. It will be taken to have ratified and confirmed the execution, delivery and performance of each Joinder 93

Agreement (and the transactions contemplated by it) referred to in Section 7.02(01 each transaction under Section 7.04 and any accession of any Person as a partner in a partnership to any Loan Document by any entity in which it has such an interest. (r) Limitation on Restrictions on Distributions from Group Members. It will not create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Group member to (1)(A) pay dividends or make any other distributions to the Group Parent or any of its Subsidiaries on its equity securities or other equity ownership interests or with respect to any other interest or participation in, or measured by, its profits or (B) pay any Finance Debt owed to any Obligor, (2) make any loans or advances to the Group Parent or any of its Subsidiaries or (3) sell, license, lease or transfer any of its properties or assets to the Group Parent or any of its Subsidiaries, except in each case for such encumbrances or restrictions existing under or by reason of: (i) agreements in effect at or entered into on the Closing Date, including the Senior Indenture and 2013 Secured Note Indenture, each in effect on the Closing Date; (ii) the Loan Documents, the Term Loan B Securities Agreement or the New Revolver; (iii) applicable Law; (iv) any agreement or instrument governing equity interests in a Subsidiary or relating to any Finance Debt incurred by such Subsidiary which does not exceed, in the aggregate, $2.5 million, at any time outstanding and, in each case, that was in existence on or prior to the date on which such Subsidiary was acquired, directly or indirectly, by the Group Parent (other than Finance Debt incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired, directly or indirectly, by the Group Parent) and outstanding on such date; (v) any agreement effecting a refinancing of Finance Debt which does not exceed, in the aggregate, $2,500,000 at any time outstanding and which was incurred pursuant to an agreement or instrument referred to in subclause (i) or (iv) or this subclause (v) or contained in any amendment, modification or supplement to, or restatement, renewal or replacement of, an agreement or instrument referred to in subclause (i) or (iv) or this subclause (v); provided; however, that the encumbrances and restrictions contained in any such refinancing agreement or instrument or other amendment, modification, supplement, restatement, renewal or replacement are not materially more restrictive, taken as a whole, than those contained in such predecessor agreements or instruments; (vi ) [reserved]; (vii) any agreement entered into for the sale or disposition of all or substantially all the equity interests or assets of a Subsidiary pending the closing of such sale or disposition to the extent such sale or disposition is permitted by Section 7.02(a); (viii) —provisions in joint venture agreements, asset sale agreements, sale leaseback agreements, stock sale agreements, limited liability company Organization Documents for a joint venture and other similar agreements entered into in the ordinary course of business; 94

(ix) restrictions on cash, cash equivalents, Marketable Securities, investment grade securities or other deposits or net worth imposed by insurers, sureties, bonding companies, customers or lessors under contracts or leases entered into in the ordinary course of business; (x) refinancing of Finance Debt that is permitted to be incurred pursuant to Section 7.02(c); provided that the encumbrances and restrictions contained in the agreements or instruments governing such refinancing Finance Debt are not materially more restrictive, taken as a whole, than those contained in the agreements or instruments governing the Finance Debt being refinanced and such refinancing Finance Debt is incurred by the same entity that incurred the Finance Debt being refinanced; (xi) any encumbrance or restriction contained in the terms of any Finance Debt incurred pursuant to Section 7.02(c) if (i) such encumbrance or restriction applies only in the case of a payment default or a default with respect to a financial covenant under such Finance Debt, (xii) the encumbrances or restrictions contained in the agreements governing such Finance Debt are not materially more restrictive, taken as a whole, with respect to any Subsidiary than those in effect on the Closing Date with respect to that Subsidiary pursuant to agreements in effect on the Closing Date, or (iii) the aggregate amount of all such Finance Debt does not exceed $10,000,000; (a) [Reserved] (s) (b) Subsidiaries. If after the Closing Date: (i) any Subsidiary (including any newly formed or newly acquired Subsidiary or any Unrestricted Subsidiary redesignated as a Subsidiary) that is not then a Subsidiary Guarantor (A) incurs or guarantees any Finance Debt hereunder or under the Term Loan B Securities Agreement. (B) incurs any Finance Debt, or guarantees any Finance Debt incurred, pursuant to Section 8.01(a) or 8.01(b)(1) in an aggregate principal amount equal to or greater than $20 million or (C) guarantees the notes issued under the Senior Notes Indenture or (ii) the Issuer otherwise elects to have any Subsidiary become a Subsidiary Guarantor, then, in each such case, the Issuer shall cause such Subsidiary, (x) within 10 Business Days of incurring or guaranteeing such Finance Debt, to execute and deliver to the Administrative Agent a supplement to this Agreement an (y)(1) in the case of any subsidiary of Group Parent organized in the United States, within 10 Business Days of incurring or guaranteeing such Finance Debt, or (2) in the case of any Subsidiary of Group Parent organized outside the United States that becomes a Guarantor, promptly (but in no event longer than 90 days) after incurring or guaranteeing such Finance Debt, execute and deliver to the Collateral Agent, a joinder to the existing collateral Documents to the extent applicable, and such other documentation described in Section 7.08, pursuant to which such Subsidiary shall become a Subsidiary Guarantor under this Agreement and pursuant to which such Subsidiary (other than the Swiss Service Provider) shall become a Guarantor under the Collateral Documents and Intercreditor Agreement and take such other actions required pursuant, to the Collateral Documents to create enforceable Security Interests on the assets and properties of such Guarantor that constitute collateral and/or real property required to be subject to a Mortgage pursuant, to Section 7.08(b) and to perfect (or the equivalent under applicable foreign law) the Security Interests created thereby, including the filing of Uniform Commercial Code. PPSA (Australia) and PPSA (Canada) financing statements or equivalent filings under applicable law to the extent applicable. In addition, if after the Closing Date the FBITDA generated by. and/or the Total Tangible Assets held by. the Issuer and the Guarantors as of the end of and for the most recently ended four consecutive fiscal quarter period for which financial statements are publicly available is less than 60% of the total EBITDA and/or the Total Tangible Assets of Group Parent, and its Subsidiaries for the period covered by such financial reports, then the Issuer will cause one or more Subsidiaries that are not then Subsidiary Guarantors to become Subsidiary Guarantors within 60 days of delivery of the applicable financial reports 95 and otherwise pursuant to the same mechanisms set forth in the immediate preceding paragraph such that after giving pro forma effect to such new Subsidiary Guarantors, the Issuer and the Subsidiary Guarantors would have accounted for at least 60% of the total EBITDA and Total Tangible Assets of Group Parent and its Subsidiaries for the period covered by and as of the date of the most recently delivered financial reports. (i) customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; (ii) customary nonassignment provisions in the ordinary course of business in any contracts or licenses to the extent such provisions restrict the transfer of such contract or license or any rights or property thereunder; (iii) any Security Interests permitted to be incurred pursuant to Section 7.02(b) that limit the right of the debtor to dispose of the assets subject to such Security Interests; and (iv) purchase money obligations for property acquired in the ordinary course of business and capital Leases that impose restrictions on the property purchased or leased. (t) Capital Expenditures. It will not, and will ensure the Group and its Subsidiaries taken as a whole do not, permit the aggregate amount of all Capital Expenditures (as determined at the end of the second and fourth fiscal quarter of each of its financial years) made during any financial year to exceed (I) in the event that the shareholders of the Group Parent vote against the transactions contemplated in the Implementation Agreement, the Annual Capex Amount; provided that this clause (s)(I) shall not be tested for any period during which the EBITDA Condition has been satisfied and (II) otherwise, the annually budgeted amount (as set forth by the Group Parent’s board, as revised from time to time by such board) for such financial year by more than 20%; provided however, in the event that the actual amount of Capital Expenditures spent during the applicable period set forth above is less than the corresponding maximum amount of Capital Expenditures permitted during such period (such excess amount being, the “Unused Cap Ex Amount”), then fifty percent (50%) of the Unused Cap Ex Amount may be carried over and used only in the immediately succeeding fiscal year; provided, further, that any Unused Cap Ex Amount shall be deemed to be the last amount spent in such succeeding fiscal year. (u) Limitations on Prepayment of Certain Finance Debt.—It will not, and will ensure the Group and its Subsidiaries do not make (or give any notice with respect thereto) any voluntary or optional payment or prepayment or redemption or acquisition for value of (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), refund, refinance or exchange of any of the notes issued pursuant to the Senior Note Indenture or the 2013 Secured Note Indenture (for the avoidance of doubt, it being understood that payments of regularly scheduled principal and interest shall be permitted) other than any Permitted Refinancing of the Secured Notes and the Unsecured Notes; provided that the Obligors may prepay the Existing Secured Notes so long as (A) no Default exists or would result therefrom and (B) such prepayment is made solely with the proceeds of the (i) Term Loan B Securities or (ii) internally generated cash flow in an amount, pursuant to this clause (ii), not to exceed $25,000,000 per year. (v) Limitations on Investments:—Except as otherwise permitted in this Section 7.02. it will not and will ensure the Group and its Subsidiaries do not lend money or extend credit or make advances to any Person, or purchase, hold or acquire (including pursuant to any merger, consolidation or amalgamation with a person that is not an Obligor immediately prior to such merger, consolidation or amalgamation) any stock, obligations, evidences of indebtedness or other securities of, or any other 96 interest in, or make or permit to exist any loans, advances or capital contribution to or guarantees of the obligations of, or make or permit to exist any investment or other interest in, any Person. (w) Canadian Defined Benefit Plans. No—Obligor shall (a) establish or commence contributing to or otherwise participate in any Canadian Defined Benefit Plan or Canadian Multi Employer Plan (other than plans listed in Schedule 7.02(v)) or (b) acquire an interest in any Person if such Person sponsors, administers, participates in, or has any liability in respect of, any Canadian Defined Benefit Plan or Canadian Multi Employer Plan, except as permitted in writing by the Required Purchasers in their sole discretion. (x)(c) Post-Closing Covenants. It will (i) deliver, or cause to be delivered, to the Agent, in form and substance satisfactory to the Agent and the Initial Purchaser, the items described on Schedule 7.02(w) by the times specified therein with respect to such items, or such later time as may be agreed to by the Initial Purchaser in its sole discretion, and (ii) within 90 days after the Closing Date (or such longer period as the Initial Purchaser may agree in its sole discretion) cause each real property set forth on Schedule 3(t)(i) of the Security Agreement to be encumbered by a Mortgage and fixture filing in favor of the Agent on behalf of the Secured Parties. No Default or Event of Default shall arise from any breach of a covenant or representation contained herein in respect of any matter expressly covered by Schedule 7.02(w) until the expiration of the time period set forth on Schedule 7.02(w) for the completion of any such matter. (y) Surety Bonds.—(i) In connection with each issuance of a surety bond in the ordinary course of business, each of the Group Parent and its Subsidiaries will use their reasonable best efforts to cause the provider of such surety bond to accept cash collateral (or other arrangements reasonably satisfactory to the provider of such surety bond and the Initial Purchaser) to secure the performance of the obligations under such surety bond in lieu of accepting a letter of credit thereof and (ii) following the Closing Date, the Issuer shall use reasonable best efforts to replace those certain letters of credit issued by Bank of America, N.A. and issued to secure the obligations under the applicable surety bond related thereto with cash (or other arrangements reasonably satisfactory to the provider of such surety bond and the Initial Purchaser) within 60 days from the Closing Date. (z)(d) Defensive Actions. It will, at its sole expense, defend against any claimed or asserted actions, suits or proceedings, however arising, brought by any Person, alleging that (i)(x) any of the Surety Bond Obligations constitute Indebtedness (as defined in the 2013 Secured Note Indenture) for purposes of Section 4.10 of the 2013 Secured Note Indenture and (y) any liens securing letters of credit backstopping the applicable Surety Bond Obligation do not constitute Permitted Liens (as defined in the 2013 Secured Note Indenture) or have Junior Lien Priority (as defined in the 2013 Secured Note Indenture) relative to the Existing Secured Notes for purposes of Section 4.10 of the 2013 Secured Note Indenture, (ii)(x) any of the Surety Bond Obligations constitute Indebtedness (as defined in the Senior Indenture) for purposes of Section 4.10 of the Senior Indenture and (y) any liens securing letters of credit backstopping the applicable Surety Bond Obligation do not constitute Permitted Liens (as defined in the Senior Indenture) for purposes of Section 4.10 of the Senior Indenture and (iii) any contribution of property to the “Unrestricted Subsidiary” pursuant to Section 7.02(zd)(ii) exceeds the amount permitted to be contributed to such “Unrestricted Subsidiary” pursuant to Permitted Investments clause (16) of the 2013 Secured Note Indenture or Permitted Investments clause (16) of the Senior Indenture (each of the foregoing, a “Proposed Claim”) and, in each case, shall continue to defend against such Proposed Claim until such time as a court of competent jurisdiction shall have rendered a final non-appealable judgment determining the resolution of such Proposed Claim. (e) Unrestricted Subsidiaries. (i) 97

(i) Within 120 days of the Closing Date, (x) a Subsidiary of the Issuer shall have been designated as an “Unrestricted Subsidiary” under the Senior Indenture and the 2013 Secured Note Indenture and shall be capitalized with U.S. intellectual property with a fair market value Fair Market Value of $44,000,000 and/or other property satisfactory to the Initial Purchaser with a fair market value Fair Marker Value of approximately $44,000,000 (the “Unrestricted Subsidiary Property”') and (y) such “Unrestricted Subsidiary” shall have delivered a guaranty of the Obligations hereunder from such Unrestricted Subsidiary on terms and conditions satisfactory to the Initial Purchaser and a legal opinion from Paul Weiss LLP in respect of such guaranty in form and substance reasonably satisfactory to the Initial Purchaser. (ii) (ii)—Commencing with the first fiscal year ending after the date hereof and after giving effect to any additional U.S. intellectual property (or other assets) generated by such “Unrestricted Subsidiary”, the Issuer shall have the Unrestricted Subsidiary Property assessed by a valuation firm reasonably satisfactory to the Required Purchasers to determine the value of the Unrestricted Subsidiary Property as of the end of such fiscal year and after giving effect to any additional U.S. intellectual property (or other assets) generated by such “Unrestricted Subsidiary” and, in the event that the valuation of such property at such time is less than $44,000,000, then within 45 days following the receipt of such valuation, the Issuer shall contribute additional U.S. intellectual property or other other property satisfactory to the Required Purchasers to the “Unrestricted Subsidiary” such that the aggregate amount invested into such “Unrestricted Subsidiary” after giving effect to such contribution equals the greater of (x) $44,000,000 and (y) 5% of Consolidated Total Tangible Assets (as calculated under the Senior Indenture and the 2013 Secured Note Indenture, and if there is any discrepancy between the calculations under those two indentures, the lesser of the two amounts) minus $6,000,000; provided that solely to the extent to avoid violating each of the Senior Indenture and/or 2013 Secured Note Indenture, any such contribution of property to the “Unrestricted Subsidiary” pursuant to this clause (ii) that exceeds the amount permitted to be contributed to such “Unrestricted Subsidiary” pursuant to Permitted Investments clause (16) of the 2013 Secured Note Indenture or Permitted Investments clause (16) of the Senior Indenture (the amount of such excess, the “Excess Capitalization”). then the Excess Capitalization shall be immediately void ab initio. (iii) The board of directors of the Group Parent may from time to time designate any Subsidiary (other than the Issuer) of the Group Parent as an Unrestricted Subsidiary (such Subsidiary an “Unrestricted Subsidiary”), including any newly acquired or newly formed Subsidiary, to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Finance Debt of, or holds any Security Interest on any property of, the Group Parent or any other Subsidiary of the Group Parent that is not a Subsidiary of the Subsidiary to be so designated: provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1.000. such designation would be permitted under Section 8.02. For the avoidance of doubt, any Subsidiary of an unrestricted Subsidiary shall constitute an Unrestricted Subsidiary. (iv) The board of directors of the Group Parent may designate any Unrestricted Subsidiary to be a Subsidiary: provided, however, that immediately after giving effect to such designation (A) the Group Parent could Incur $1,00 of additional Finance Debt under Section 8,01(a) and (B) no Default shall have occurred and be continuing. Any such designation by the board of directors of the Group Parent shall be evidenced to the Agent by promptly filing with the Agent a copy of the resolution of the board of directors of the Group Parent giving effect to foregoing provisions. 98

7.03 [Reserved] 7.04 Collateral Undertakings. In order to secure the due and punctual payment of the Obligations, the Issuer, the Guarantors, the Collateral Agent and the other parties thereto have simultaneously with the execution of this Agreement entered or, in accordance with the provisions of Section 7.02(b), Section 7.12 and this Section 7.04, will enter into the Collateral Documents. The Issuer shall, and shall cause each Guarantor to, and each Guarantor shall, make all filings (including filings of continuation statements and amendments to Uniform Commercial Code financing statements, PPSA (Australia) financing statements and PPSA (Canada) financing statements that may be necessary to continue the effectiveness of such Uniform Commercial Code financing statements, PPSA (Australia) financing statements and PPSA (Canada) financing statements, as applicable) as are required by the Collateral Documents to maintain (at the sole cost and expense of the Issuer and the Guarantors) the security interest created by the Collateral Documents in the Collateral as a perfected security interest to the extent perfection is required by the Collateral Documents, subject only to Permitted Liens, and with the priority required by the Collateral Documents. 7.05 [Reserved] 7.06 [Reserved] 7.07 [Reserved] 7.057.08 After-Acquired Property. (a) Promptly (but in any event within 90 days) following the acquisition by the Issuer or any Guarantor of any After-Acquired Property or a Subsidiary becoming a Guarantor, subject to the applicable limitations hereunder and in the Collateral Documents (including with respect to the Excluded Property and the Agreed Security Principles), the Issuer or such Guarantor shall execute and deliver such mortgages, debentures, deeds of trust, security instruments, financing statements and certificates and opinions of counsel and, to the extent applicable, joinders to existing Collateral Documents, in each case as shall be reasonably necessary to vest in the Collateral Agent a perfected (or the equivalent under applicable foreign law) security interest in such After-Acquired Property with the priority required by the Intercreditor Agreement and to have such After-Acquired Property added to the Collateral and thereupon all provisions of this Agreement and the Collateral Documents relating to the Collateral shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect. In addition, in connection with any of the foregoing, to the extent required by any Collateral Documents, the Issuer or Guarantor will execute and deliver to the Collateral Agent such amendments or supplements to the relevant Collateral Documents or such other documents (including certificates and surveys, as necessary) as necessary or advisable to grant to the Collateral Agent a Security Interest on such property (or, in the case of a new Guarantor, all of its assets constituting Collateral) subject to no Security Interest other than Permitted Liens, and take all actions necessary to cause such Security Interest to be duly perfected to the extent required by such Collateral Documents in accordance with all applicable requirements of law and with the priority required by the Collateral Documents, including the filing of Mortgages, deeds of trust, financing statements or other instruments or documents in such jurisdictions as necessary or as may be reasonably requested by the Collateral Agent or as otherwise required by the Collateral Documents. The Issuer and each Guarantor shall otherwise take such actions and execute and/or deliver to the Collateral Agent such documents as necessary to confirm the validity, perfection and priority of the Security Interest of the Collateral Documents on such after-acquired properties to the extent required by the Collateral Documents. If granting a security interest in such property requires the consent of a third party, the Issuer and the applicable Guarantor may not be required to obtain such consent with respect to the security interest for the benefit of the Collateral Agent on behalf of the 99

Purchasers of the Term Loan A Securities and each other secured party under the Collateral Documents to the extent, such consent is not otherwise required hereunder. If any required third party consent is not obtained, the Issuer or the applicable Guarantor will not be required to provide such security interest. (b) Within 90 days after the acquisition of any real property constituting Collateral with a cost or book value in excess of $5.0 million by the Issuer or any Guarantor, the Issuer or such Guarantor shall provide the Collateral Agent (i) a mortgage or debenture duly executed and delivered by the applicable Guarantor, (ii) a title insurance policy for such property available in each applicable jurisdiction insuring the Security Interest of each such mortgage or debenture as a valid first priority Security Interest on the property described therein, free of any other Security Interests except as expressly permitted by the Collateral Documents, together with such endorsements, coinsurance and reinsurance in amounts at least equal to the insured value of such property, (iii) a completed Life-of-Loan Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each mortgaged property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the applicable Guarantor relating thereto) and if any improvements on any mortgaged property is designed as a “flood hazard area,” evidence of such flood insurance with a financially sound and reputable insurer in an amount at least equal to the insured value of the improvements on such property and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the applicable flood insurance laws, (iv) such existing surveys, existing abstracts, existing appraisals, legal opinions and other documents as the Collateral Agent may reasonably request with respect to any such mortgaged property, (v) an opinion of local counsel for such Guarantor in the jurisdiction of such real property, addressed to the Collateral Agent and the other secured parties under the Collateral Documents and reasonably acceptable to the Collateral Agent and (vi) such fixture filings and other items (if any) as are reasonably necessary or appropriate to perfect the collateral Agent’s Security Interest in such Collateral. 7.067.09 Impairment of Security Interest. The Issuer and the Guarantors shall not, and shall not permit any of their Subsidiaries to, (i) take or omit to take any action with respect to the Collateral that could reasonably be expected to have the result of affecting or impairing the security interest in the Collateral in favor of the Collateral Agent for the benefit of the Purchasers or (ii) grant to any Person (other than the Collateral Agent for the benefit of the Purchasers and the holders of any other additional secured Obligations) any interest whatsoever in the Collateral, in each case except as provided for in this Agreement or the Collateral Documents. 7.077.10 Maintenance of Properties. (a) Subject to Equity Interests. Subject to the Agreed Security Principles and the provisions of the Collateral Documents, it will cause 100% of the issued and outstanding capital stock or other equity interests of each Subsidiary of an Obligor to be subject at all times to a first (or as expressly provided in the Intercreditor Agreement, second) priority, perfected Security Interest in favor of the Agent pursuant to the terms and conditions of the Collateral Documents, together with opinions of counsel and any filings and deliveries reasonably necessary in connection therewith to perfect the security interests therein, all in form and substance reasonably satisfactory to the Agent. (b) Other Property. Subject to the Agreed Security Principles and the provisions of the Collateral Documents, (i) it will cause all property (other than Excluded Property) of each Obligor to be subject at all times to first (or as expressly provided in the Intercreditor Agreement, second) priority, perfected Security Interests in favor of the Agent to secure the Secured Obligations pursuant to the terms and conditions of the Collateral Documents, subject in any case to Permitted Security Interests and (ii) it will deliver such other documentation as the Agent may reasonably request in connection with the foregoing, including, without limitation, appropriate UCC-1, PPSA and PPSA (Canada) financing 100 statements (or the equivalent), title insurance policies, evidence of flood insurance, landlord’s waivers, certified resolutions and other organizational and authorizing documents of such Person, favorable opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to above and the perfection of the Agent’s Security Interests thereunder), all in form, content and scope reasonably satisfactory to the Agent. In addition, each Obligor agrees that it will notify the Agent promptly following the date on which the aggregate fair market value of the personal property of the Obligors and their Subsidiaries located in the Province of Québec exceeds $5,000,000 and will execute and deliver or cause their Subsidiaries, if applicable, to execute and deliver collateral documentation in form and substance reasonably satisfactory to the Agent necessary to perfect a Security Interest in favor of the Agent on such property (other than Excluded Property) located in the Province of Québec to secure the Secured Obligations. Each Group member will execute and deliver to Agent or the Initial Purchaser, as applicable, from time to time, upon demand, such supplemental agreements, statements, assignments and transfers, or instructions or documents relating to the Collateral, and such other instruments as Agent may reasonably request, in order that the full intent of this Agreement may be carried into effect. 7.08 Use of Proceeds. (a) It will use the proceeds of the Term Loan A Securities (a) to finance working capital, capital expenditures and the Transactions, and for other lawful corporate purposes, and (b) to refinance the Issuer’s existing agreement, dated as of July 29,2011, among, inter alios, the Issuer and certain of its affiliates, the lenders party thereto and Bank of America, N.A., as agent, provided that in no event shall the proceeds of the Term Loan A Securities be used in contravention of any Law or of any Loan Document. (b) It will not use the proceeds of the Term Loan A Securities to directly or indirectly, and whether immediately, incidentally or ultimately, purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose. (c) It will not use the proceeds of the Term Loan A Securities in contravention of section 260A of the Corporations Act 2001 (Cth) (Australia). 7.09 ERISA Compliance. Do, and cause each of its ERISA Affiliates to do, each of the following: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state law; (b) cause each Plan that is qualified under Section 401(a) of the Internal Revenue Code to maintain such qualification; and (c) make all required material contributions to any Plan subject to Section 412, Section 430 or Section 431 of the Internal Revenue Code. 7.10 Non-U.S. Plan Compliance. Do each of the following: (a) maintain each Non-U.S. Plan in compliance in all material respects with all applicable pension, benefits and tax Laws, (b) make on a timely basis all contributions, premiums and payments required to be made or paid, to the appropriate funding agency in accordance with the requirements of applicable Laws and the respective terms of each Non-U.S. Plan; and (c) perform in a timely fashion in all respects all material obligations (including funding, investment and administration obligations) required to be performed in connection with each Non-U.S. Plan. 101

7.11 Tax Group. If an Obligor is a member of a Tax Consolidated Group, ensure that: (a) by no later than 30 days after the date of this Agreement and thereafter, a valid tax sharing agreement is in full force and effect at all times; and (b) each member of such Tax Consolidated Group complies with its obligations under the tax sharing agreement. 7.12 GST Group. If an Obligor is a member of a GST Group, ensure that: (a) by no later than 30 days after the date of this Agreement and thereafter, a valid tax sharing agreement is in full force and effect at all times; and (b) each member of such GST Group complies with its obligations under the tax sharing agreement. 7.13 Maintenance of Properties. Except if the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted, and (b) make all necessary renewals, replacements, modifications, improvements, upgrades, extensions and additions thereof or thereto in accordance with prudent industry practice. Except if the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Issuer shall, and shall cause each of its Subsidiaries to, take all steps necessary to prosecute, maintain, preserve, defend and protect, and, when necessary, renew: (i) all franchises, licenses, permits, IP Rights (other than the abandonment of patents, trademarks, copyrights or other IP Rights in the ordinary course of business), and other general intangibles owned or licensed by any of them, including the payment of all necessary maintenance fees and the filing of all statutory declarations, and (ii) all agreements to which any of them are parties that are necessary of useful to conduct the Obligor’s and their Subsidiaries’ respective business 7.14 Intellectual Property. Each Obligor shall (and shall cause its Subsidiaries to): (a) Continue to own, or be sufficiently licensed to, all material IP Rights necessary for the operation of the business of such Obligor and its Subsidiaries. Not permit (knowingly or as could reasonably be expected to result in a Material Adverse Effect) any Obligor or any of its Subsidiaries to infringe, misappropriate, or otherwise conflict with any IP Rights of any third party. (b) Not violate, in any material respect, any material IP Rights license, sublicense or agreement of such Obligor or any of its Subsidiaries (the “IP Licenses”), Each IP License will continue to be legal, valid, binding, enforceable and in full force and effect following the Closing Date (except for such IP Licenses that expire at the end of their term, provided that (i) such Obligor provides Agent with prior written notice of the expiration of any such expiring IP Licenses that are material to the operation of the business of any Obligor or any of their respective Subsidiaries and (ii) such expired IP Licenses are replaced if necessary for Obligor or any of its Subsidiaries to conduct its business consistent with past practice). (c) Take all reasonable security measures to safeguard and maintain its property rights in all Owned IP Rights, except for such IP Rights that are not material to, and no longer useful in, the business of any Obligor in the ordinary course of business. Each Obligor shall (and shall cause its Subsidiaries to) cause all officers, employees, consultants and contractors of such Obligor or any of its Subsidiaries who have access to and/or are involved in the development of IP Rights to execute and deliver to such Obligor or Subsidiary an agreement regarding the protection of confidential information, and assignment to or ownership by such Obligor or its Subsidiary of all IP Rights arising from the services performed for such 102

Obligor or any of its Subsidiaries by such Persons. Each Obligor shall promptly notify Agent if any Obligor becomes aware of any officer, employee, consultant or contractor of an Obligor or any of its Subsidiaries having grounds to assert a claim to, or any ownership interest in, any IP Rights as a result of having been involved in the development of such property while employed or engaged by or consulting to any Obligor or any of its Subsidiaries or otherwise. (a) Further Assurance., and in compliance with, the applicable Collateral Documents, the Issuer shall cause all material properties used or useful in the conduct of its business or the business of any of the Guarantors to be maintained and kept in good operating condition, repair and working order (ordinary wear and tear and casualty loss excepted) and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereto; provided that the Issuer shall not be obligated to make such repairs, renewals, replacements, betterments and improvements to the extent the failure to do so would not result in a material adverse effect on the ability of the Issuer and the Guarantors to satisfy their obligations under the Term Loan A Securities, the Guarantees, this Agreement and the Collateral Documents. (b) The Issuer and the Guarantors will (i) take out and keep in force insurance (which may include self-insurance) as would a prudent business of its size conducting a similar business and having similar assets and (ii) cause the Collateral Agent to be named at all times as (A) lender’s loss payee or mortgagee, as its interest may appear, with respect to any insurance providing coverage in respect of any Collateral at the Issuer’s United States headquarters and any location having equipment and inventory Collateral in excess of $5.0 million (subject to the Intercreditor Agreement), and/or (B) additional insured with respect to any insurance providing general liability coverage with respect to the Issuer and Guarantors, and, in each case, use commercially reasonable efforts to cause each provider of any such insurance to agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Collateral Agent, that it will give the Collateral Agent 30 days prior written notice before any such policy or policies shall be altered or canceled. 103

7.157.11 Further Instruments and Acts. Upon request of the Administrative Agent, the Group Parent shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Agreement. 7.167.12 Further Assurance. Subject to the applicable limitations in this Agreement and the Collateral Documents (including with respect to Excluded Property and the Agreed Security Principles), the Issuer and the Guarantors and the Swiss Security Provider, at their own expense, shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect (or the equivalent under applicable foreign law) the validity and priority of the security interests and Security Interest created or intended to be created by the Collateral Documents in the Collateral. In addition, from time to time, subject to the applicable limitations in this Agreement and the Collateral Documents (including with respect to Excluded Property and the Agreed Security Principles), the Issuer and each Guarantor and the Swiss Security Provider shall reasonably promptly secure the obligations under this Agreement, the Collateral Documents and the Intercreditor Agreement by pledging or creating, or causing to be pledged or created, perfected (or the equivalent under applicable foreign law) security interests and Security Interest with respect to the Collateral. Such security interests and Security Interest will be created under the Collateral Documents and other security agreements, mortgages, debentures, deeds of trust and other instruments and documents. ARTICLE VIII NEGATIVE COVENANTS 7.178.01 Limitation on Finance Debt. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries to, Incur, directly or indirectly, any Finance Debt; provided, however, that the Group Parent, the Issuer and any Subsidiary will be entitled to Incur Finance Debt if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio would be at least 2.0 to 1.0 (any such Finance Debt Incurred pursuant to this Section 8.01 (a) being herein referred to as “Coverage Indebtedness” (b) Notwithstanding the foregoing Section 8.01(a), the Group Parent and its Subsidiaries will be entitled to Incur any or all of the following Finance Debt (any such Finance Debt Incurred pursuant to this clause (b) being herein referred to as Permitted Indebtedness (i) Finance Debt constituting Obligations owed hereunder and Obligations (as defined in the Term Loan B Securities Agreement as of the Fourth Amendment Effective Date) owed under the Term Loan B Securities, and Refinancings thereof; (ii) Finance Debt owed to and held by the Group Parent and/or any of its Subsidiaries; provided, however, that (A) any subsequent issuance or transfer of any Equity Interests which results in any such Subsidiary ceasing to be a Subsidiary or any subsequent transfer of such Finance Debt (other than to the Group Parent or a Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Finance Debt by the obligor thereon, (B) if the Issuer is the obligor on any such Finance Debt owing to a Subsidiary that is not a Guarantor, such Finance Debt is expressly subordinated to the prior payment in full in cash of all its obligations with respect to the Term Loan A Securities and (C) if a Guarantor is the obligor on any such Finance Debt owing to a Subsidiary that is not the Issuer or a Guarantor, such Finance Debt is expressly subordinated to the prior payment in full in cash of all obligations of such Guarantor with respect to its Guarantee; 104

(iii) any securities issued pursuant to the 2013 Secured Notes Indenture or the Senior Indenture (other than any securities issued under and in compliance with the 2013 Secured Notes Indenture or the Senior Indenture, as applicable, as part of the same series as the initial securities issued thereunder and not issued in exchange for or replacement of any such initial securities), the Guarantees related thereto and accreted and/or capitalized interest on such securities issued pursuant to the Senior Indenture, whether accreted and/or capitalized before, on or after the Fourth Amendment Effective Date; (iv) Finance Debt outstanding on the Closing Date (other than Finance Debt described in clause (i) or (iii) of this Section 8.01(b)); (v) Finance Debt of a Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired, directly or indirectly, by the Group Parent (other than Finance Debt Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired, directly or indirectly, by the Group Parent); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Group Parent would have been entitled to Incur at least $1.00 of Coverage Indebtedness pursuant to Section 8.01(a); (vi) any Permitted Refinancing in respect of Coverage Indebtedness or of Permitted Indebtedness Incurred pursuant to clauses (iii), (iv) or (v) of this Section 8.01(b) or this clause (vi) (other than, for the avoidance of doubt, the Term Loan A Securities or the Term Loan B Securities); (vii) Hedging Obligations Incurred in the ordinary course of business (and not for speculative purposes); (viii) obligations in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, insurance premium finance agreements, reclamation, statutory obligations bankers’ acceptances performance, bid, appeal, surety or similar bonds and letters of credit or completion and performance guarantees or equipment leases or other similar obligations provided or Incurred by the Group Parent or any Subsidiary in the ordinary course of business; (ix) Finance Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Finance Debt is extinguished within five Business Days of its Incurrence; (x) Finance Debt consisting of any Guarantee by the Group Parent or any of its Subsidiaries of Finance Debt of the Group Parent or any of its Subsidiaries that was permitted to be Incurred by another provision of this Section 8.01; provided, however, that if the Finance Debt being guaranteed is subordinated to or pari passu with the Term Loan A Securities, then the Guarantee thereof shall be subordinated or pari passu, as applicable, to at least the same extent as the Finance Debt being Guaranteed; (xi) Purchase Money Indebtedness Incurred to finance all or any part of the purchase price or cost of design, development, construction, installation or improvement of property (real or personal and including acquisitions of Equity Interests), plant or equipment or other fixed or 105 capital assets used or useful in the business of the Group Parent or any of its Subsidiaries or in a Related Business (in each case, whether through the direct purchase of such assets or the Equity Interests of any Person owning such assets), or repairs, additions or improvements to such assets, and any Permitted Refinancing Incurred to Refinance such Finance Debt, in an aggregate principal amount outstanding at any time which, when added together with the amount of Finance Debt Incurred pursuant to this clause (xi) and then outstanding, does not exceed the greater of (i) $30 million and (ii) 2% of Total Tangible Assets; (xii) the issuance by any of the Group Parent’s Subsidiaries to the Group Parent or to any of its other Subsidiaries of shares of Disqualified Stock or Preferred Stock; provided, however, that: (A) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or Preferred Stock being held by a Person other than the Group Parent or any of its Subsidiaries; and (B) any sale or other transfer of any such Disqualified Stock or Preferred Stock to a Person that is not either the Group Parent or a Subsidiary of the Group Parent; shall be deemed, in each case, to constitute an issuance of Disqualified Stock or Preferred Stock, as the case may be, by such Subsidiary that was not permitted by this clause (xii); (xiii) Finance Debt to the extent that the net proceeds thereof are promptly deposited (and in no event more than five Business Days thereafter) to defease or to satisfy and discharge the Existing Secured Notes; (xiv) Finance Debt owed on a short-term basis to banks and other financial institutions Incurred in the ordinary course of business and arising in connection with Treasury Management Agreements; (xv) Finance Debt arising from agreements of the Group Parent or a Subsidiary providing for indemnification, adjustment of purchase price, earn outs, Guarantees or similar obligations, in each case, Incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary (other than Guarantees of Finance Debt Incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition); and (xvi) Finance Debt Incurred by the Group Parent or any of its Subsidiaries in an aggregate principal amount at any time outstanding which, when taken together with all other Finance Debt of the Group Parent and its Subsidiaries outstanding on the date of such Incurrence (other than Coverage Indebtedness incurred pursuant to Section 8.01(a) above and Permitted Indebtedness Incurred pursuant to clauses (i) through (xv) and (xvii) through (xix) of this Section 8.01(b)) does not exceed $35 million, and (ii) Finance Debt Incurred pursuant to the New Money ABL; provided, that immediately before giving effect to any Incurrence under the foregoing clause (ii), the aggregate principal amount of all Finance Debt then outstanding under the New Money ABL is at least $35 million, and provided further, that immediately after giving effect to any such Incurrence under the foregoing clause (ii), the aggregate principal amount of all Finance Debt then outstanding under the New Money ABL does not exceed the sum of (I) $75 million plus (II) an amount equal to the lesser of (1) $25 million and (2) the greater of (A) zero and (B) $385 million minus, as of the time of determination, principal amounts then outstanding (not including any accrued, accreted and/or capitalized interest, whether accrued, accreted and/or 106 capitalized before, on or after the Fourth Amendment Effective Date) of the Term Loan A Securities, the Term Loan B Securities and/or the Existing Secured Notes; (xvii) unpaid interest on the Existing Secured Notes accrued through December 31, 2016, in an amount not exceeding $[ ], and (B) unpaid accreted and capitalized interest on the Existing Secured Notes from January 1, 2017 through December 31, 2018, in an amount not exceeding $[ ]; (xviii) Finance Debt constituting existing and future fees and expenses owing to holders of the Existing Secured Notes and lenders under the New Money ABL pursuant to the terms of those instruments. For the avoidance of doubt, no principal, premium or interest shall constitute Permitted Indebtedness pursuant to this clause (18); (xix) Finance Debt Incurred by the Group Parent or any of its Subsidiaries, which for the avoidance of doubt shall not include any accreted and/or capitalized interest under the Term Loan A Securities or the Term Loan B Securities; provided, that immediately before giving effect to any such Incurrence, the aggregate principal amount of all Finance Debt Incurred under this clause (xix) and then outstanding, when taken together with all other Finance Debt Incurred by the Parent and its Restricted Subsidiaries (other than Coverage Indebtedness incurred pursuant to Section 8.01(a) above and Permitted Indebtedness Incurred pursuant to clauses (i) through (xviii) of this Section 8.01(b)) does not exceed $40 million; and provided further, that prior to such Incurrence: (A) on or before December 31, 2018, a meeting of the shareholders of a successor to the Group Parent (or the Group Parent, if the Group Parent is the surviving entity following a redomiciliation to a jurisdiction outside Australia) shall have been held to vote on the approval of any merger or amalgamation with, acquisition of, scheme of arrangement or other similar transaction effectuating a business combination involving such successor, or the sale in one transaction or a series of related transactions involving all or substantially all of such successor’s assets, in each case, whether or not the successor continues or survives following such transaction, if the purchase price in such merger, amalgamation, acquisition, business combination or sale implied a total enterprise value of the Group Parent and each of its Subsidiaries and Unrestricted Subsidiaries, in the aggregate, of less than $750 million; (B) such approval required the affirmative vote of the holders of 75% of the common stock of such successor (or, as applicable, the Parent) then issued and outstanding; and (C) such approval was not obtained. (c) For purposes of determining compliance with this Section 8.01: (i) [Reserved]; (ii) in the event that an item of Finance Debt (or any portion thereof) meets the criteria of more than one of the types of Finance Debt described above, the Issuer, in its sole discretion, will be permitted to classify (and may later reclassify) such item of Finance Debt (or any portion thereof) at the time of Incurrence (and in the case of a reclassification, only to the extent the reclassified item could be Incurred pursuant to the criteria at the time of such 107 reclassification) in any manner that complies with this Section 8.01 and will only be required to include the amount and type of such Finance Debt in one of the above clauses; and (iii) the Issuer will be entitled to divide and classify an item of Finance Debt in more than one of the types of Finance Debt described above. (d) For purposes of determining compliance with any Dollar restriction on the Incurrence of Finance Debt where the Finance Debt Incurred is denominated in a different currency, the amount of such Finance Debt will be the U.S. Dollar Equivalent, determined on the date of the Incurrence of such Finance Debt; provided, however, that if any such Finance Debt denominated in a different currency is subject to a Currency Agreement with respect to Dollars, covering all principal, premium, if any, and interest payable on such Finance Debt, the amount of such Finance Debt expressed in Dollars will be as provided in such Currency Agreement. The principal amount of any Permitted Refinancing Incurred in the same currency as the Finance Debt being refinanced will be the U.S. Dollar Equivalent of the Finance Debt refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Permitted Refinancing will be determined in accordance with the preceding sentence, and (2) the principal amount of the Permitted Refinancing exceeds the principal amount of the Finance Debt being refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Permitted Refinancing is Incurred. 7.188.02 Limitation on Restricted Payments. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries, directly or indirectly, to make a Restricted Payment. (b) The provisions of Section 8.02(a) will not prohibit: (i) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made in exchange for, Equity Interests of the Group Parent (other than Disqualified Stock and other than Equity Interests issued or sold to a Subsidiary of the Group Parent or an employee stock ownership plan or to a trust established by the Group Parent or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent contribution to the common equity capital of the Group Parent; (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Junior Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Finance Debt of such Person which is permitted to be Incurred pursuant to Section 8.01 so long as (A) such new Finance Debt is (i) also Junior Indebtedness, (ii) unsecured to the extent such Junior Indebtedness was unsecured and (iii) if such Finance Debt was a Subordinated Obligation, subordinated to the Term Loan A Securities and any related Guarantees thereof, in each case at least to the same extent as such Junior Indebtedness so prepaid, redeemed, repurchased, acquired or retired, (B) such new Finance Debt has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Junior Indebtedness being so prepaid, redeemed, repurchased, acquired or retired, (C) such new Finance Debt has an average life to maturity equal to or greater than the remaining average life to maturity of the Junior Indebtedness being so prepaid, redeemed, repurchased, acquired or retired and (D) the principal amount, including any accrued and unpaid interest, of such Finance Debt does not exceed the principal amount (or accreted value, if applicable) of such Junior Indebtedness being so redeemed, repurchased, acquired or retired, plus the amount of any reasonable premium 108 required to be paid under the terms of the instrument governing such Junior Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Finance Debt; (iii) the payment of any dividend or distribution or consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, if at such date of declaration or notice such payment would have complied with Section 8.02(a) (including with respect to any such declaration prior to the Closing Date); (iv) so long as no Default has occurred and is continuing, (i) the purchase, redemption or other acquisition of Equity Interests of the Group Parent or any of its Subsidiaries from employees, former employees, directors or former directors of the Group Parent or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of any employment agreement, equity subscription agreement, stock option agreement or similar agreement or stock option plan and (ii) the purchase of Equity Interests of the Group Parent in connection with the award of restricted stock grants to employees or directors of the Group Parent or any of its Subsidiaries pursuant to the terms of any employment agreement or employee benefit plan to cover restricted shares granted pursuant to such contract or plan; provided, however, that the amount of such Restricted Payments under clauses (i) and (ii), in the aggregate, shall not exceed the greater of (i) $15 million and (ii) 2% of Total Tangible Assets in any calendar year; (v) the declaration and payments of dividends or distributions on Disqualified Stock issued pursuant to Section 8.01(b)(xii); provided, however, that, at the time of payment of such dividend or distribution, no Default shall have occurred and be continuing (or result therefrom); (vi) repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or other securities convertible into or exchangeable for Equity Interests of the Group Parent to the extent such repurchased Equity Interests represent a portion of the exercise price thereof or applicable withholding taxes, if any; (vii) cash payments in lieu of the issuance of fractional shares in connection with the exercise of stock options, warrants or other securities convertible into or exchangeable for Equity Interests of the Group Parent; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of this Section 8.02; (viii) if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Junior Indebtedness of the Issuer or any Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Junior Indebtedness, plus any accrued and unpaid interest thereon, following the occurrence of a Change of Control or with the Excess Proceeds of one or more Asset Dispositions of assets that do not constitute Notes Priority Collateral; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuer (or a third party to the extent permitted by this Agreement) shall have made a Change of Control Payment in accordance with Section 2.05(b)(ii), as the case may be; 109

(ix) payments of intercompany subordinated Finance Debt, the Incurrence of which was permitted under Section 8.01(b)(ii); provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; (x) the payment of any dividend or distribution by a Subsidiary of the Group Parent to the holders of its Equity Interests on a pro rata basis; (xi) [Reserved]; and (xii) if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of unsecured lines of credit of the Group Parent or any Subsidiary in an aggregate principal amount not to exceed $10.0 million. 7.198.03 Limitation on Restrictions on Distributions from Subsidiaries. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to (a)(i) pay dividends or make any other distributions to the Group Parent or any of its Subsidiaries on its capital stock or with respect to any other interest or participation in, or measured by, its profits or (ii) pay any Finance Debt owed to the Issuer or any Guarantor, (b) make any loans or advances to the Group Parent or any of its Subsidiaries or (c) sell, lease or transfer any of its properties or assets to the Group Parent or any of its Subsidiaries, except in each case for such encumbrances or restrictions existing under or by reason of: (i) agreements in effect at or entered into on the Fourth Amendment Effective Date, including the 2013 Secured Note Indenture, the Senior Indenture, the New Money ABL and the Term Loan B Securities Agreement, in each case, as in effect on the Fourth Amendment Effective Date; (ii) this Agreement, the Term Loan A Securities and the Guarantees relating to the Term Loan A Securities; (iii) applicable law, rule, regulation or order; (iv) any agreement or instrument governing Equity Interests in a Subsidiary or relating to any Finance Debt Incurred by such Subsidiary, in each case, that was in existence on or prior to the date on which such Subsidiary was acquired, directly or indirectly, by the Group Parent (other than Finance Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired, directly or indirectly, by the Group Parent) and outstanding on such date; (v) any agreement effecting a Permitted Refinancing of Finance Debt Incurred pursuant to an agreement or instrument referred to in Section 8.03(a)(i) or (iv) or this clause (v) or contained in any amendment, modification or supplement to, or restatement, renewal or replacement of, an agreement or instrument referred to in Section 8.03(a)(i) or (iv) or this clause (v); provided, however, that the encumbrances and restrictions contained in any such Permitted Refinancing agreement or instrument or other amendment, modification, supplement, restatement, renewal or replacement are not materially more restrictive, taken as a whole, than those contained in such predecessor agreements or instruments; 110

(vi) any agreement entered into for the sale or disposition of all or substantially all the Equity Interests or assets of a Subsidiary pending the closing of such sale or disposition; (vii) provisions in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, limited liability company organizational documents for a joint venture and other similar agreements entered into in the ordinary course of business; (viii) restrictions on cash, cash equivalents, marketable securities, investment grade securities or other deposits or net worth imposed by insurers, sureties, bonding companies, customers or lessors under contracts or leases entered into in the ordinary course of business; (ix) any Permitted Refinancing that is permitted to be incurred pursuant to Section 8.01; provided that the encumbrances and restrictions contained in the agreements or instruments governing such Permitted Refinancing are not materially more restrictive, taken as a whole, than those contained in the agreements or instruments governing the Finance Debt being refinanced and such Permitted Refinancing is incurred by the same entity that incurred the Finance Debt being refinanced; (x) any encumbrance or restriction contained in the terms of any Finance Debt Incurred pursuant to Section 8.01 if (i) such encumbrance or restriction applies only in the case of a payment default or a default with respect to a financial covenant under such Finance Debt, (ii) the encumbrances or restrictions contained in the agreements governing such Finance Debt are not materially more restrictive, taken as a whole, with respect to any Subsidiary than those in effect on the Closing Date with respect to that Subsidiary pursuant to agreements in effect on the Closing Date, or (iii) the aggregate amount of all such Finance Debt does not exceed $25.0 million; Promptly upon the reasonable request by the Agent (i) assist in correcting any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Loan Document or document or instrument relating to any Collateral, and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Agent may reasonably request from time to time in order to carry out more effectively the purposes of the Loan Documents. (xi) customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; (xii) customary nonassignment provisions in any contracts or licenses to the extent such provisions restrict the transfer of such contract or license or any rights or property thereunder; (xiii) any Security Interests permitted to be incurred pursuant to Section 8.07 that limit the right of the debtor to dispose of the assets subject to such Security Interests; and (xiv) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased. 111

7.208.04 Limitation on Sales of Assets and Subsidiary Stock. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consummate any Asset Disposition unless: (i) the Group Parent or such Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition; (ii) at least 75% of the consideration therefor received by the Group Parent or such Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and (iii) to the extent that any consideration received by Group Parent, the Issuer or a Subsidiary in such Asset Disposition constitutes securities or other assets that constitute Collateral, such securities or other assets, including the assets of any Person that becomes a Guarantor as a result of such transaction, are concurrently with their acquisition added to the Collateral securing the Term Loan A Securities, (b) For purposes of this Section 8.04, the following are deemed to be cash or Cash Equivalents: (i) any liabilities (as shown on Group Parent’s the Issuer’s or such Subsidiary’s most recent balance sheet or in the notes thereto) of Group Parent, the Issuer or any Subsidiary that are pari passu or have a superior Security Interest priority on the Collateral relative to the Term Loan A Securities, that are assumed by the transferee of any such assets and for which Group Parent, the Issuer and all Subsidiaries have been validly released by all creditors in writing; (ii) any securities received by the Group Parent, the Issuer or any Subsidiary from such transferee that are converted by Group Parent, the Issuer or such Subsidiary, as the case may be, into cash (to the extent of the cash received) within 180 days following the closing of such Asset Disposition; and (iii) any Designated Non-Cash Consideration received by the Group Parent, the Issuer or any Subsidiary in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $30.0 million and (y) 3.0% of Total Tangible Assets at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value. 7.218.05 Limitation on Affiliate Transactions. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Group Parent involving aggregate payments or consideration in excess of $2.5 million (an “Affiliate Transaction”) unless: 112

(i) the terms of the Affiliate Transaction are no less favorable to the Group Parent or such Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate; (ii) if such Affiliate Transaction involves an amount in excess of $10.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Group Parent disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in Section 8.05(a)(i) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the board of directors of the Group Parent; and (iii) if such Affiliate Transaction involves an amount in excess of $25.0 million, the board of directors of the Group Parent shall also have received a written opinion from a non- Affiliate investment banking firm, accounting firm or appraisal firm of national standing to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Group Parent and its Subsidiaries or is not less favorable to the Group Parent and its Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate. (b) The provisions of Section 8.05(a) will not prohibit: (i) transactions between or among the Group Parent and/or its Subsidiaries; (ii) any Permitted Investment and any Restricted Payment permitted to be made pursuant to Section 8.02; (iii) any employment agreement, indemnification agreement, consulting, service or termination agreement or similar arrangement, or any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans, or other employee or compensation benefit plan, in each case (i) approved by the board of directors of the Group Parent or (ii) entered into or established in the ordinary course of business, but in the case of clause (ii) not to exceed $10.0 million in the aggregate; (iv) the payment of reasonable fees to directors or managers, as applicable, of the Group Parent and its Subsidiaries who are not employees of the Group Parent or its Subsidiaries and the payment of customary indemnification to directors, managers, officers and employees of the Group Parent and its Subsidiaries; (v) any transaction with a Person (other than an Unrestricted Subsidiary of the Group Parent) which would constitute an Affiliate Transaction solely because the Group Parent or a Subsidiary owns an equity interest in or otherwise controls such Person; (vi) the issuance or sale of any Equity Interests (other than Disqualified Stock) of the Group Parent; and (vii) any contributions to the capital of the Group Parent. 113

7.228.06 Limitation on Line of Business. The Group Parent shall not, and shall not permit any of its Subsidiaries to, engage in any business other than a Related Business. 7.238.07 Limitation on Liens. The Group Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, Incur or permit to exist any Security Interest (other than Permitted Liens) of any nature whatsoever on any of its property or assets (including Equity Interests of a Subsidiary), whether now owned or hereafter acquired, securing any Finance Debt (the “Initial Lien”) unless: (a) in the case of any Collateral, any Initial Lien if (i) such Initial Lien expressly has junior lien priority on the Collateral relative to the Term Loan A Securities; or (ii) such Initial Lien is a Permitted Lien; and (b) in the case of any other asset or property, any Initial Lien if (i) the Term Loan A Securities are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Obligations) the obligations secured by such Initial Lien or (ii) such Initial Lien is a Permitted Lien. Any such Security Interest thereby created in favor of the Term Loan A Securities or any such Guarantee pursuant to clause (b) above shall be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, (ii) in the case of any such Security Interest in favor of any such Guarantee, upon the release, or termination and discharge, of such Guarantee in accordance with the terms of this Agreement or (iii) any sale, exchange or transfer to any Person not an Affiliate of the Group Parent of the property or assets secured by such Initial Lien, which release and discharge in the case of any sale of any such asset or property shall not affect any Security Interest that the Collateral Agent may have on the proceeds from such sale. 7.248.08 Limitation on Sale/Leaseback Transactions. The Group Parent shall not, and shall not permit any of its Subsidiaries to, enter into any Sale/Leaseback Transaction with respect to any property unless: (a) the Group Parent or such Subsidiary would be entitled to (i) Incur Finance Debt in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to Section 8.01 and (ii) create a Security Interest on such property securing such Attributable Debt without equally and ratably securing the Term Loan A Securities pursuant to Section 8.07; (b) the gross proceeds received by the Group Parent or any Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the Fair Market Value of such property; and (c) the Group Parent applies the proceeds of such transaction in compliance with Section 2.05(b)(ii). 114

7.258.09 Limitations on Amendments and Modifications to Senior Indenture. Article 12 of the Senior Indenture, as supplemented pursuant to the Fourth Supplemental Indenture in respect thereof (and any of the component definitions referred to therein), shall not be amended, modified or supplemented in any manner that would (1) alter the subordination provisions set forth therein or (2) result in the Term Loan A Securities not constituting Designated Senior Indebtedness (or any equivalent definition thereof). 7.268.10 Merger and Consolidation. (a) The Group Parent shall not consolidate with, merge or amalgamate with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless: (i) either (i) the Group Parent is the surviving or continuing Person or (ii) the resulting, surviving or transferee Person, if not the Group Parent (the “Successor Parent”) shall be organized or existing under the laws of (A) the United States, the Cayman Islands, Bermuda, and in each case any jurisdiction of the foregoing, or (B) Mexico, Switzerland, the United Kingdom or any other country that is a member country of the European Union on the Fourth Amendment Effective Date, and in each case any jurisdiction of the foregoing, so long as (in the case of this sub-clause (B)) as a result thereof no holder of Term Loan A Securities (at the time when documents effecting such transaction become binding on the Group Parent) is reasonably expected (at the time of such transaction) to be subject to withholding tax with respect to payments on the Term Loan A Securities; provided that, in each case, (I) the Issuer shall take, or cause to be taken such steps, including the transfer or contribution of assets to, from or among the Issuer or any Guarantors, so that after giving effect to such transfers or contributions, no Guarantor shall be prohibited, whether as a result of tax consequences or otherwise, from providing collateral and/or guarantees with respect to the Term Loan A Securities, and (II) the guaranty and security interests provided to the Collateral Agent pursuant to the Security Agreement, after giving effect to such transaction, have not been adversely affected, and the Successor Parent (if not the Group Parent) shall expressly assume, by amendments, supplements or other instruments relating to the Security Agreement and Intercreditor Agreement, executed and delivered to the Agent and the Collateral Agent, all the obligations of the Group Parent under the Term Loan A Securities, this Agreement, the Security Agreement and the Intercreditor Agreement; provided that the conditions described in the foregoing clauses (I) and (II) may be waived by the Initial Purchasers; (ii) immediately after giving pro forma effect to such transaction (and treating any Finance Debt which becomes an obligation of the Successor Parent or any Subsidiary as a result of such transaction as having been Incurred by such Successor Parent or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; (iii) immediately after giving pro forma effect to such transaction, the Successor Parent would either (i) be able to Incur an additional $1.00 of Coverage Indebtedness pursuant to Section 8.01 or (ii) have a Consolidated Coverage Ratio not less than the Consolidated Coverage Ratio of the Group Parent immediately prior to such transaction; (iv) the Group Parent shall have delivered to the Agent an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, amalgamation or transfer and such amendments, supplements or other instruments relating to the Security Agreement and Intercreditor Agreement comply with this Agreement, the Security Agreement and the Intercreditor Agreement; 115

(v) to the extent any assets of the Person which is merged, amalgamated or consolidated with or into the Successor Parent are assets of the type which would constitute Collateral under the Security Agreement, the Successor Parent will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Agreement in the manner and to the extent required in this Agreement, any of the Security Agreement or the Intercreditor Agreement and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Agreement; and (vi) the Collateral owned by or transferred to the Successor Parent shall: (a) continue to constitute Collateral under this Agreement, the Security Agreement and the Intercreditor Agreement, (b) be subject to the Security Interest in favor of the Collateral Agent for the benefit of the Agent and the holders of the Term Loan A Securities, and (c) not be subject to any Security Interest other than Permitted Liens; provided, however, that clauses (ii) and (iii) will not be applicable to (A) a Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Group Parent or (B) Group Parent merging with an Affiliate of Group Parent solely for the purpose and with the sole effect of reincorporating Group Parent in another jurisdiction. For purposes of this Section 8.10, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Group Parent, which properties and assets, if held by the Group Parent instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Group Parent on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Group Parent. The Successor Parent (if not the Group Parent) will be the successor to the Group Parent and shall succeed to, and be substituted for, and may exercise every right and power of, the Group Parent under this Agreement, the Security Agreement and the Intercreditor Agreement, and the Group Parent, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Term Loan A Securities. (b) The Issuer will not consolidate with, merge or amalgamate with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless: (i) either (i) the Issuer is the surviving or continuing Person or (ii) the resulting, surviving or transferee Person, if not the Issuer (the “Successor Issuer””), shall be organized or existing under the laws of (A) the United States, the Cayman Islands, Bermuda, and in each case any jurisdiction of the foregoing, or (B) Mexico, Switzerland, the United Kingdom or any other country that is a member country of the European Union on the Fourth Amendment Effective Date, and in each case any jurisdiction of the foregoing, so long as (in the case of this sub-clause (B)) as a result thereof no holder of the Term Loan A Securities (at the time the documents effecting such transaction become binding on the Issuer) is reasonably expected (at the time of such transaction) to be subject to withholding tax with respect to payments on the Term Loan A Securities; provided that, in each case, (I) the Issuer and Successor Issuer shall take, or cause to be taken such steps, including the transfer or contribution of assets to, from or among the Issuer, Successor Issuer or any Guarantors, so that after giving effect to such transfers or contributions, no Guarantor shall be prohibited, whether as a result of tax consequences or otherwise, from providing collateral and/or guarantees with respect to the Term Loan A Securities, and (II) the guaranty and security interests provided to the Collateral Agent pursuant to the Security 116

Agreement, after giving effect to such transaction, have not been adversely affected, and in each case any jurisdiction of the foregoing, and the Successor Issuer (if not the Issuer) shall expressly assume, by amendments, supplements or other instruments relating to the Security Agreement and the Intercreditor Agreements, executed and delivered to the Agent and the Collateral Agent, all the obligations of the Issuer under the Term Loan A Securities, this Agreement, the Security Agreement and the Intercreditor Agreement; provided that the conditions described in the foregoing clauses (I) and (II) may be waived by the Initial Purchasers; (ii) immediately after giving pro forma effect to such transaction (and treating any Finance Debt which becomes an obligation of the Successor Issuer as a result of such transaction as having been Incurred by such Successor Issuer at the time of such transaction), no Default shall have occurred and be continuing; (iii) immediately after giving pro forma effect to such transaction, the Successor Issuer would either (i) be able to Incur an additional $1.00 of Coverage Indebtedness pursuant to Section 8.01 or (ii) have a Consolidated Coverage Ratio not less than the Consolidated Coverage Ratio of the Group Parent immediately prior to such transaction; and (iv) the Issuer shall have delivered to the Agent an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, amalgamation or transfer and such amendments, supplements or other instruments relating to the Security Agreement and the Intercreditor Agreement comply with this Agreement, the Security Agreement and the Intercreditor Agreement; (v) to the extent any assets of the Person which is merged, amalgamated or consolidated with or into the Successor Issuer are assets of the type which would constitute Collateral under the Security Agreement, the Successor Issuer will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Security Interest of the Security Agreement in the manner and to the extent required in this Agreement, any of the Security Agreement or the Intercreditor Agreement and shall take all reasonably necessary action so that such Security Interest is perfected to the extent required by the Security Agreement; and (vi) the Collateral owned by or transferred to the Successor Issuer shall: (a) continue to constitute Collateral under this Agreement, the Security Agreement and the Intercreditor Agreement, (b) be subject to the Security Interest in favor of the Collateral Agent for the benefit of the Agent and the holders of the Term Loan A Securities, and (c) not be subject to any Security Interest other than Permitted Liens; provided, however, that clauses (ii) and (iii) will not be applicable to (A) a Subsidiary of the Issuer consolidating with, merging into or transferring all or part of its properties and assets to the Issuer or (B) the Issuer merging with an Affiliate of the Issuer solely for the purpose and with the sole effect of reincorporating the Issuer in another jurisdiction. The Successor Issuer (if not the Issuer) will be the successor to the Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Agreement, the Security Agreement and the Intercreditor Agreement, and the Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Term Loan A Securities. (c) Each Subsidiary Guarantor will not consolidate with, amalgamate or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless: 117

(i) either (i) such Subsidiary Guarantor is the surviving or continuing Person or (ii) the resulting, surviving or transferee Person (if not such Guarantor) shall be organized or existing under the laws of the jurisdiction under which such Subsidiary Guarantor was organized or under the laws of Australia or any State thereof, the United States, any State thereof or the District of Columbia, and such Person (if not such Guarantor) shall expressly assume, by a Guaranty and other applicable joinder documentation to the Security Agreement and the Intercreditor Agreement, all the obligations of such Subsidiary Guarantor, if any, under its Guaranty (the “Successor Guarantor”); provided, however, that the foregoing shall not apply in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Group Parent or an Affiliate of the Group Parent), whether through a merger, amalgamation, consolidation or sale of Equity Interests or assets or (y) that, as a result of the disposition of all or a portion of its Equity Interests, ceases to be a Subsidiary, in both cases, if in connection therewith the Group Parent provides an officers’ certificate to the Agent to effect that the Group Parent shall comply with its obligations under Section 8.04 in respect of such disposition; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Finance Debt which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; (iii) the Group Parent, delivers to the Agent an officers- certificate and an opinion of counsel, each stating that such consolidation, merger, amalgamation or transfer and such Guaranty, if any, and other applicable joinder documentation to the Security Agreement and the Intercreditor Agreement comply with this Agreement, the Security Agreement and the Intercreditor Agreement; (iv) to the extent any assets of the Subsidiary Guarantor which is merged, amalgamated or consolidated with or into the Successor Guarantor are assets of the type which would constitute Collateral under the Security Agreement, the Successor Guarantor will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Security Interest of the Security Agreement in the manner and to the extent required in this Agreement, any of the Security Agreement or the Intercreditor Agreement and shall take all reasonably necessary action so that such Security Interest is perfected to the extent required by the Security Agreement; and (v) the Collateral owned by or transferred to the Successor Guarantor shall: (a) continue to constitute Collateral under this Agreement, the Security Agreement and the Intercreditor Agreement, (b) be subject to the Security Interest in favor of the Collateral Agent for the benefit of the Agent and the holders of the Term Loan A Securities, and (c) not be subject to any Security Interest other than Permitted Liens. The Successor Guarantor (if not the Issuer) will be the successor to such Subsidiary Guarantor and shall succeed to, and be substituted for, and may exercise every right and power of, such Subsidiary Guarantor and its Guaranty, and the Successor Guarantor, except in the case of a lease, shall be released from its obligations under its Guaranty, this Agreement, the Security Agreement and the Intercreditor Agreement. Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate solely for the purpose and with the sole effect of reincorporating such Subsidiary Guarantor in another jurisdiction without regard to compliance with clause (ii) above, and (2) a Subsidiary Guarantor may merge, amalgamate or consolidate with, or transfer all or part of its properties and assets to, another Guarantor or the Issuer. 118

8.11 Covenant Suspension. (a) Beginning on the day of a Covenant Suspension Event and ending on a Reversion Date (such period. a “Suspension Period”'), the Group Parent and the Subsidiaries will no longer be subject to the following Sections: (i) Section 8.01; (ii) Section 8.02; (iii) Section 8.03; (iv) Section 8.04; (v) Section 8.05; (vi) Section 8.06; and (vii) Section 8.10(a)(iii) and Section 8.10(b)(iii). (b) On each Reversion Date, all Finance Debt incurred, or Disqualified Stock or preferred stock issued, during the Suspension Period will be classified as having been incurred or issued pursuant to Section 8.01(a) or (b) (to the extent such Finance Debt or Disqualified Stock or preferred stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Finance Debt incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Finance Debt or Disqualified Stock or preferred stock would not be so permitted to be incurred or issued pursuant to Section 8.01(a) or (b), such Finance Debt or Disqualified Stock or preferred stock will be deemed to have been outstanding on the Closing Date, so that it is classified as permitted under Section 8.01(b)(iv). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 8.02 will be made as though such Section 8.02 had been in effect since the Closing Date and throughout the Suspension Period. As described above, however, no Default or Event of Default will be deemed to have occurred as a result of the Reversion Date occurring on the basis of any actions taken or the continuance of any circumstances resulting from actions taken or the performance of obligations under agreements entered into by the Issuer or any of the Subsidiaries during the Suspension Period (other than agreements to take actions after the Reversion Date that would not be permitted outside of the Suspension Period entered into in contemplation of the Reversion Date). (c) For purposes of determining compliance with Section 8.04, on the Reversion Date, the unutilized Excess Proceeds amounts will be reset to zero. (d) During any Suspension Period, no Subsidiary may be designated as an Unrestricted Subsidiary. 119

Article VIII ARTICLE I [RESERVED] ARTICLE IX EVENTS OF DEFAULT AND REMEDIES 9.01 Events of Default. Any of the following shall constitute an Event of Default (whether or not it is within the control of an Obligor or any of its Subsidiaries): (a) Obligations under Loan Documents. An Obligor fails to: (i) pay (i) when and as required to be paid herein, and in the currency required hereunder, any amount of cash principal of the Term Loan A Securities, or (ii) within thirety days after the same becomes due, any cash interest on the Term Loan A Securities, or any fee due hereunder, or (iii) within five days after the same becomes due, any other cash amount payable hereunder or under any other Loan Document; (ii) comply with Section 7.02; (iii) comply with Section 7.04 or (ii) 8.10; or (iv) any of its other obligations (other than those specified in clauses (i) or (ii) above) under a Loan Document and, if that failure can be remedied within 30 days, it does not remedy the failure within that period of the Agent giving notice to the Obligor or the Obligor becoming aware of the failure to comply (whichever the earlier); (iii) observe or perform any other covenants or agreements contained in this Agreement or the Collateral Documents which default continues for a period of 60 days after the Group Parent receives notice specifying the default (and demanding that such default be remedied) from the Administrative Agent or the Purchasers of at least 25% of the (v) satisfy within the time stipulated anything which the Agent made a condition of its waiving compliance with a condition precedent or undertaking in a Loan Document; or (iv) outstanding principal amount of the (vi) comply with Section 7.07. (vii) Misrepresentation. A representation, warranty or statement by or on behalf of an Obligor or any of its Subsidiaries in a Loan Document, or in a document provided under a Loan Document, is incorrect or misleading in a material respect when made. (v) Term Loan A Securities. (b) Subordination Provisions. (i) The Obligations under this Agreement cease to constitute Designated Senior Indebtedness (or comparable term) under and as defined in the Senior Indenture and/or 120 the obligations under the Unsecured Notes are no longer subordinated in right of payment to the prior payment in full of the Obligations under this Agreement and (ii) (x) the subordination provisions of the documents evidencing or governing any Subordinated Indebtedness, shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable Finance Debt; or (y) the Group Parent or any Subsidiary shall, directly or indirectly, disavow or contest in any manner (A) the effectiveness, validity or enforceability of the Intercreditor Agreement or (B) in the case of Subordinated Indebtedness, that all payments of principal of or premium and interest on the applicable Subordinated Indebtedness, or realized from the liquidation of any property of any Obligors, shall be subject to any of the applicable subordination provisions. (b) Cross default. (c) Finance Debt of an Obligor or any of its Subsidiaries in excess of $2025,000,000 (or its equivalent in any other currency or currencies): (i) is not paid when due (or within the applicable grace period); or (ii) becomes due and payable or capable of being declared due and payable before its stated maturity or expiry (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Group Parent or any of its Subsidiaries of notice of any such acceleration) by the holders thereof or pursuant to its terms because of a default; (iii) a facility or obligation granted or owed by a Person to an Obligor or any of its Subsidiaries to provide financial accommodation or to acquire or underwrite Finance Debt in excess of $20,000,000 (or its equivalent in any other currency or currencies) is prematurely terminated; or (iv) Any “Event of Default” (as defined in the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan B Securities Agreement or the New Revolver, as applicable) shall have occurred under the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan B Securities Agreement or the New Revolver or any event of default shall have occurred under any credit facility refinancing or otherwise replacing the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan B Securities Agreement or the New Revolver. Subclauses (i)(B),Subclause (ii) and (iii) will not apply if an Obligor or its Subsidiary exercises an optional right of prepayment or termination in the absence of actual, likely or threatened default or an event of default or termination, cancellation, special prepayment or similar event, whatever called. (d) Administration, Winding Up, Arrangements, Insolvency etc. The Group Parent, the Issuer, any Subsidiary of the Group Parent that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law: (i) An commences a voluntary case under any Bankruptcy Law; (ii) consents to the entry of an order for relief against it in an involuntary case under any Bankruptcy Law; (i) administrator is appointed to an Obligor or any of its Subsidiaries (other than a Non-Material Subsidiary). 121

(iii) has a trustee, assignee, liquidator, provisional liquidator, administrator (ii) Except for the purpose of solvent reconstruction, reorganization, merger or amalgamation where the Group Parent will remain in compliance with Section 7.02(p) and either the value of the assets the subject of the reconstruction, reorganization, merger or amalgamation (whether in one or more related or unrelated transactions) (being, in the case of an amalgamation, the assets on both sides of the amalgamation) do not exceed more than 15% of the value of the total assets of the Group immediately prior to the amalgamation, reorganization, merger or reconstruction or the Initial Purchaser (or, if at such time the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers) have given their consent (such consent not to be unreasonably withheld): (A) a receiver, interim receiver, receiver and manager, trustee (in bankruptcy), custodian, conservator, administrator, monitor, liquidator, rehabilitator or similar officer (each, a “Receiver”) is appointed to an Obligor or any of its Subsidiaries (other than a Non-Material Subsidiary) or an Obligor or any of its Subsidiaries (other than a Non-Material Subsidiary) applies for or consents to the appointment of any such Person; (A) , custodian, controller, sequestrator, receiver, receiver and manager (B) if a registered corporation under the Corporations Act cancels or attempts to cancel its registration pursuant to section 601AA, 601AB or 601AC of the Corporations Act; (C) an application or an order is made, proceedings are commenced, a resolution is passed, an application to a court or other steps are taken for (in each case whether voluntary or involuntary): (1) the winding up, Liquidation, dissolution or administration of an Obligor or any of its Subsidiaries (other than Non-Material Subsidiaries); or (2) an Obligor or any of its Subsidiaries (other than Non-Material Subsidiaries) entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them, or (3) the appointment of a Receiver; (other than frivolous, vexatious applications, proceedings, notices and steps which are withdrawn or dismissed within 20 Business Days); (D) an Obligor or any of its Subsidiaries (other than Non-Material Subsidiaries) seeks any other form of relief under any bankruptcy, insolvency, reorganization or similar Debtor Relief Laws of any applicable jurisdiction; or (iii)(iv) an Obligor or any of its Subsidiaries (other than Non-Material Subsidiaries) ceases, suspends or threatens to cease or suspend the conduct or similar official under Bankruptcy Law appointed to it or in respect of all or substantially all of its business or disposes of or threatens to dispose of substantially all of its assets. property; (iv) An Obligor or any of its Subsidiaries (other than a Non-Material Subsidiary): (A) becomes unable or admits in writing that it is unable to pay its debts as they become due or becomes insolvent within the meaning of section 95A of the Corporations Act, or is taken to have 122 failed to comply with a statutory demand under section 459F(1) of the Corporations Act, or must be presumed by a court to be insolvent under section 459C(2) of the Corporations Act, or is the subject of a circumstance specified in section 461 of the Corporations Act (whether or not an application to court has been made under that section) or, if the person is a Part 5.7 body under the Corporations Act, is taken to be unable to pay its debts under section 585 of the Corporations Act; (B) is insolvent or under applicable legislation is presumed or taken to be insolvent (other than as the result of a failure to pay a debt or claim the subject of a good faith dispute); (C) stops or suspends or threatens to stop or suspend payment of all or a class of its debts; (D) files an answer admitting the material allegations of a petition filed against it in any proceeding described in Section 9.01(d)(ii)(B); or (v) makes a general assignment for the benefit of, or enters into a composition or arrangement with, its creditors.; (vi) generally is not paying its debts as they become due or otherwise admits in writing its inability to pay its debts as they become due; or (vii) takes any comparable action to that set forth in clauses (d)(i) through (d)(v) of this Section 9.01; but excluding any of the above for the purposes of a solvent reconstruction, amalgamation or a members’ scheme of arrangement that does not result in the liquidation, provisional liquidation, winding up in connection with a transfer of assets solely to the Group Parent, the Issuer or any Guarantor or a winding-up or dissolution of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary (unless the assets of the Subsidiary are transferred to the Group Parent, the Issuer or a Guarantor); (e) Enforcement Against Assets. (f) A receiver, receiver and manager, administrative receiver, judicial manager or curator or similar officer is appointed over or in respect of: (e) A court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) the assets and undertaking of (x) an Obligor or any of its Subsidiaries (other than a Non-Material Subsidiary or any non-Obligor) in relation to indebtedness or amounts in excess of $5,000,000 (or its equivalent in any other currency or currencies) or (y) a non-Obligor or any of its Subsidiaries in relation to indebtedness or amounts in excess of $10,000,000 (or its equivalent in any other currency or currencies); or (B) all or any material part of the assets and undertaking of an Obligor or any of its Subsidiaries (other than a Non-Material Subsidiary); or (ii) a Security Interest becomes enforceable or is enforced for an amount in excess of (x) $5,000,000 (or its equivalent in any other currency or currencies) with respect to any Obligor or any of its Subsidiaries (other than a Non-Material Subsidiary) or (y) $10,000,000 (or 123 its equivalent in any other currency or currencies) with respect to any non-Obligor or any of its Subsidiaries; or (A) a distress, attachment or other execution for an amount in excess of (x) $5,000,000 (or its equivalent in any other currency or currencies) with respect to any Obligor or any of its Subsidiaries (other than a Non Material Subsidiary or any non-Obligor) or (y) $10,000,000 (or its equivalent in any other currency or currencies) with respect to any non-Obligor or any of its Subsidiaries is levied or enforced over, all or any part of the assets and undertaking of an Obligor or any of its Subsidiaries (other than a Non-Material Subsidiary). (g) Reduction of Capital. Without the prior written consent of the Initial Purchaser (or, if the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers), the Group Parent: (i) reduces its capital (including a purchase of its shares); or (ii) passes a resolution to reduce its capital or to authorize it to purchase its shares or passes a resolution under chapter 2J of the Corporations Act 2001 (Cth) (Australia) (other than a resolution under section 260B of the Corporations Act 2001 (Cth) (Australia) as required under the Loan Documents) or an equivalent provision, where the Group’s Capitalization Ratio would exceed 60% immediately following such reduction of capital or purchase of shares or as a result of giving effect to any resolution referred to in subclause (ii). This Section 9.01(f) does not apply to any reduction of capital or purchase of shares which relates solely to shares issued under a dividend reinvestment plan (and any resolution in relation to any such reduction or purchase). (h) Analogous Process. Anything analogous to anything referred to in Section 9.01(d) or 9.01(e), or which has substantially similar effect, occurs with respect to an Obligor or any of its Subsidiaries (other than Non-Material Subsidiaries) referred to in the relevant section under the Laws of any relevant jurisdiction. (i) Vitiation of Documents. (i) All or any material part of a Loan Document is or becomes void, illegal, invalid, unenforceable or of limited force and effect; (ii) a party becomes entitled to terminate or rescind or avoid all or a material part of a Loan Document; or (iii) an Obligor or anyone on behalf of it, alleges or claims that an event described in subclause (i) has occurred or that it is entitled as described in subclause (ii). (j) is for relief against the Litigation. Any Group member or any of its Subsidiaries is party to any litigation, arbitration, mediation, conciliation or administrative proceedings (i) which is likely to be adversely determined and, if adversely determined, is likely to have a Material Adverse Effect or (ii) which results in an enforceable judgment in a matter not fully covered by insurance where the 124 uninsured amount is in excess of $10,000,000 and such judgment has not been paid, satisfied, vacated, discharged or stayed pending appeal within thirty (30) Business Days from the entry thereof. (k) Revocation of Authorizations. An Authorization which is material to the performance by an Obligor of a Loan Document, or to the validity or enforceability of a Loan Document, or to the carrying on by the Group of the Business is repealed, revoked or terminated or expires, or is modified or amended or conditions are attached to it in a manner that is likely to have a Material Adverse Effect, and is not replaced by another Authorization acceptable to the Agent (acting reasonably) within 20 Business Days. (l) Compulsory acquisition. (i) All or any substantial part of the assets of an Obligor or any of its Subsidiaries is compulsorily acquired by or by order of a Governmental Authority or under Law; or (ii) a Governmental Authority orders the sale, vesting or divesting of all or any substantial part of the assets of an Obligor or any of its Subsidiaries, and that is likely to have a Material Adverse Effect. (m) Government Interference. A Law or anything done by a Governmental Authority wholly or partially to a material extent renders illegal, prevents or restricts the performance or effectiveness of a Loan Document. (n) ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of any Obligor under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $10,000,000, or (ii) the Issuer or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $10,000,000. (o) Canadian Pension Plan. One or more Canadian Pension Termination Events occur which has or have resulted or could reasonably be expected to result in liability of one or more Obligors in an aggregate amount among Obligors in excess of $10,000,000. (p) Implementation Agreement. Failure to comply with any of its material obligations pursuant to the Implementation Agreement (provided that such failure to comply is a result of any act or omission that is within its control) and, if that failure can be remedied within 20 Business Days, it does not remedy the failure within that period of the Initial Purchaser giving notice to the Obligor or the Obligor becoming aware of the failure to comply (whichever the earlier). (i) Group Parent, the Issuer or any of Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary in an involuntary case under any applicable Bankruptcy Law; (ii) appoints a receiver, receiver and manager, trustee, assignee, liquidator, provisional liquidator, administrator, custodian, controller, examiner, sequestrator or similar official under Bankruptcy Law of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary or in respect of all or substantially all of the property of the Group Parent, 125 the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or (iii) orders the liquidation, provisional liquidation, winding-up or dissolution of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; and the order or decree remains in effect for a period of 60 consecutive days, and in relation to clauses (ii) and (iii), excluding any of the above clauses (ii) and (iii) for the purposes of a solvent reconstruction, amalgamation or winding up in connection with a transfer of assets solely to the Group Parent- the Issuer or any Guarantor or a members' scheme of arrangement that does not result in the liquidation, provisional liquidation, winding-up or dissolution of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary (unless the assets of the Subsidiary are transferred to the Group Parent, the Issuer or a Guarantor). (q) Litigation. Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect and, if the foregoing can be remedied within 30 days, it does not remedy the such issue within that period of the Agent giving notice to the Obligor or the Obligor becoming aware of the failure to comply (whichever the earlier); or any Obligor or any other Person contests in any manner the validity or enforceability of any material provision of any Loan Document; or any Obligor denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any provision of any Loan Document. (r) Collateral Documents. Any Collateral Document after delivery thereof pursuant to Section 5.01 or 7.04 shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected first priority Security Interest (subject to any Permitted Security Interest) on the Collateral purported to be covered thereby and, if the foregoing can be remedied within 30 days, it does not remedy the such issue within that period of the Agent giving notice to the Obligor or the Obligor becoming aware of the failure to comply (whichever the earlier). (f) Any final judgment or decree for the payment of money in excess of $25 million (net of any amounts covered by insurance provided by a creditworthy insurer as to which the insurer does not dispute coverage) is entered against the Group Parent or any of its Subsidiaries, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed. (g) [Reserved] (h) Invalidity of Guarantee. Any Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee) or any Guarantor denies or disaffirms its obligations under its Guarantee. (i) Collateral Documents. Any Security Interest purported to be created by any Collateral Document with respect to any Collateral, individually or in the aggregate, having a Fair Market Value in excess of $15.0 million shall cease to be in full force and effect, or shall cease to give the Collateral Agent, for the benefit of the applicable Purchasers, the Security Interests, rights, powers and privileges purported to be created and granted thereby (including a perfected (or the equivalent under applicable foreign law) first-priority security interest in and Security Interest on, all of the Bank Priority Collateral thereunder and a perfected (or the equivalent under applicable foreign law) second-priority security 126 interest in and Security Interest on, all of the Notes Priority Collateral thereunder) in favor of the Collateral Agent, for a period of 30 days after notice, or shall be asserted by the Issuer, Group Parent or any Subsidiary Guarantor to not be, a valid, perfected (or the equivalent under applicable foreign law), first-priority (in the case of Bank Priority Collateral) or second-priority (in the case of Notes Priority Collateral) Security Interest in or on the Collateral covered thereby (in each case, except as otherwise expressly provided in this Agreement, the Collateral Documents and the Intercreditor Agreement, except to the extent that any loss of perfection or priority results from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing Equity Interests pledged under the applicable Collateral Documents). The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body. However, a default under clause (a)(iii) of this Section 9.01 will not constitute an Event of Default until the Administrative Agent or the Purchasers of 25% in principal amount of the outstanding Term Loan A Securities notify the Group Parent of the default and the Group Parent or any of its Subsidiaries do not cure such default within the time specified after receipt of such notice. Such notice must specify the Default demand that it be remedied and state that such notice is a “Notice of Default." 9.02 Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Agent shall, at the request of, or may, with the consent of, (i) the Initial Purchaser, unless at such time the Initial Purchaser holds less than 25% of the Outstanding Amount or (ii) the Required Purchasers, take any or all of the following actions: (a) [reserved]; (b) declare the Outstanding Amount and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Issuer; (c) [reserved]; and (d) exercise on behalf of itself and the Purchasers all rights and remedies available to it and the Purchasers under the Loan Documents or applicable Law or equity; provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Group Parent or the Issuer under the Bankruptcy Code of the United States or other Debtor Relief Law, the Outstanding Amount shall automatically become due and payable, in each case without further act of the Agent or any Purchaser. It is understood and agreed that if the maturity of the Term Loan A Securities shall be accelerated or otherwise become due prior to their maturity date, in each case, in respect of any Event of Default under Section 9.01(a)(i), (d), (e) or (ge) (including but not limited to, upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), a premium equal to the Applicable Premium will also be due and payable as though the Term Loan A Securities were optionally repaid or redeemed on the date of the acceleration, and shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Purchaser’s lost profits as a result thereof. Any Applicable Premium payable above shall be presumed to be the liquidated damages sustained by each Purchaser as 127 the result of the early redemption or repayment and the Issuer agrees that it is reasonable under the circumstances currently existing. The Applicable Premium shall also be payable in the event the Term Loan A Securities are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means after an acceleration in respect of an Event of Default under Section 9.01(a)(i), (d), (e) or (ge). THE ISSUER EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Issuer expressly agrees (to the fullest extent it may lawfully do so) that: (A) the Applicable Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Purchasers and the Issuer giving specific consideration in this transaction for such agreement to pay the premium; and (D) the Issuer shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Issuer expressly acknowledges that its agreement to pay the Applicable Premium to the Purchasers as herein described is a material inducement to the Purchasers to purchase the Notes. For the avoidance of doubt, and irrespective of whether a Default or an Event of Default is then occurring, nothing set forth in this Agreement shall otherwise limit or prohibit any Purchaser from challenging or defending any Proposed Claim that alleges a violation of either the 2013 Secured Note Indenture or the Senior Indenture in connection with the consummation of the transactions contemplated hereunder or the performance of an Obligors obligations hereunder. 9.03 Application of Funds. After the exercise of remedies provided for in Section 9.029.02 (or after the Term Loan A Securities have automatically become immediately due and payable), any amounts received on account of the Obligations shall be applied by the Agent in the following order: First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Agent and amounts payable under Article III)Article III) payable to the Agent pursuant to Section 11.04 or any other Loan Document; Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Purchasers (including fees, charges and disbursements of counsel to the respective Purchasers and amounts payable under Article III),Article III), ratably among them in proportion to the respective amounts described in this clause Second payable to them; Third, to payment of that portion of the Outstanding Amount, together with any Applicable Premium (if any), ratably among the Purchasers in proportion to the respective amounts described in this clause Third held by them; and Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Issuer or as otherwise required by Law. 128

ARTICLE X ADMINISTRATIVE AGENT 10.01 Appointment and Authority. Each of the Purchasers hereby irrevocably appoints Wilmington Trust, National Association to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Agent and the Purchasers and no Obligor shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties. Each of the Purchasers hereby instructs and authorizes the Agent to enter into, and perform its obligations under, the Intercreditor Agreement. The Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Purchasers (in its capacities as a Purchaser) hereby irrevocably appoints and authorizes the Agent to act as the agent of such Purchaser for purposes of acquiring, holding and enforcing any and all Security Interests on Collateral, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Agent pursuant to Section 10.0510.05 for purposes of holding or enforcing any Security Interest on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Agent), shall be entitled to the benefits of all provisions of this Article X and Article XI (including Section 11.04(c),Article X and Article XI (including Section 11.04(c), as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto. Without limiting the powers of the Agent under this Agreement and the Collateral Documents, each of the Purchasers and the Agent acknowledges and agrees that the Agent shall, for the purposes of holding any hypothec granted under the laws of the Province of Québec pursuant to a deed of hypothec to secure payment of the Notes and/or any bonds or any other titles of indebtedness that may be issued by any Obligor (such bonds and other titles of indebtedness collectively, in this paragraph, the “Bonds”), be the holder of an irrevocable power of attorney (fondé de pouvoir), within the meaning of Article 2692 of the Civil Code of Québec, for all present and future Purchasers, as holders of the Notes, as well as holders and depositaries of the Bonds. Each of the Purchasers and the Agent constitutes, to the extent necessary, the Agent as the holder of such irrevocable power of attorney (fondé de pouvoir) in order to hold any hypothec granted by any Obligor in the Province of Québec to secure payment of the Notes and/or the Bonds. Each successor Purchaser and successor to the Agent shall be deemed to have confirmed and ratified the constitution of the Agent as the holder of such irrevocable power of attorney (fondé de pouvoir). Furthermore, the Agent agrees to act in the capacity of the holder and depositary of the Bonds for the benefit of all present and future creditors of the Secured Obligations (other than the Notes). Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Québec), the Agent may acquire and be the holder of a Bond and/or a Note. Each of the Obligors acknowledges that each of the Notes and the Bonds issued by it constitutes a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Québec. Notwithstanding the provisions of Section 11.14(a), the provisions of this paragraph shall be governed by the laws of the Province of Québec and the federal laws of Canada applicable therein. 129

For purpose of the Swiss Security Agreements, each of the Purchasers (in its capacities as a Purchaser, the “Secured Parties”) appoints the Agent to act as its direct representative (direkter Stellvertreter) or for its benefit in connection with and for all purposes of the Swiss Security Agreements. Each Secured Party authorizes the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Swiss Security Agreements together with any other incidental rights, powers, authorities and discretions (as further described herein). Without limiting any other rights of the Agent hereunder or any other Loan Document, in relation to the Swiss Security Agreements, the following shall apply: (a) the Agent holds (A) any security constituted by such Swiss Security Agreement (but only in relation to an assignment or any other non-accessory (nicht akzessorische) security); (B) the benefit of this paragraph (i) and (C) any proceeds of such security in its own name but for the account of each Secured Party which have the benefit of such security in accordance with the Loan Documents and the respective Swiss Security Agreement (each a “Swiss Secured Party”) (b) each present and future Swiss Secured Party hereby authorizes the Agent: (a) acting for itself and in the name and for the account of such Swiss Secured Party to accept as its direct representative (direkter Stellvertreter) any Swiss law pledge or any other Swiss law accessory (akzessorische) security made or expressed to be made to such Swiss Secured Party in relation to the Swiss Security Agreements, to hold, administer and, if necessary, enforce any such security on behalf of each relevant Swiss Secured Party which has the benefit of such security; (b) to agree as its direct representative (direkter Stellvertreter) to amendments and alterations to any Swiss Security Agreement which creates a pledge or any other Swiss law accessory (akzessorische) security; (c) to effect as its direct representative (direkter Stellvertreter) any release of a security created under a Swiss Security Agreement in accordance with the Loan Documents; and (d) to exercise as its direct representative (direkter Stellvertreter) such other rights granted to the Agent hereunder or under the relevant Loan Document. 10.02 Rights as a Purchaser. The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Purchaser as any other Purchaser and may exercise the same as though it were not the Agent and the term “Purchaser” or “Purchasers” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Subsidiary or other Affiliate thereof as if such Person were not the Agent hereunder and without any duty to account therefor to the Purchasers. 10.03 Exculpatory Provisions. The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent: (a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing; (b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Purchasers (or such other number or percentage of the Purchasers as shall be expressly provided for herein or in the other 130

Loan Documents), provided that the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or applicable law; and (c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Obligor or any of its Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity. (d) The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Purchasers (or such other number or percentage of the Purchasers as shall be necessary, or as the Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 11.0111.01 and 9.02)9.02) or (ii) in the absence of its own gross negligence or willful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Agent by the Issuer or a Purchaser. (e) The Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Security Interest purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article VArticle V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Agent. (f) The Agent shall not be liable for any apportionment or distribution of payments made by it in good faith and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Purchaser to whom payment was due but not made, shall be to recover from other Purchasers any payment in excess of the amount to which they are determined to be entitled (and each such other Purchaser hereby agrees to return to such Purchaser any such erroneous payments received by them). The Agent shall not be liable for interest on any money received by it except as the Agent may agree in writing with the Purchasers and Issuer. Money held by the Agent hereunder need not be segregated from other funds except to the extent required by law. (g) The Agent shall have no responsibility or liability for any failure or delay in the performance of its obligations hereunder or under the other Loan Documents arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services. (h) The Agent shall not be responsible or liable for the environmental condition or any contamination of any property secured by any mortgage or deed of trust or for any diminution in value of any such property as a result of any contamination of the property by any hazardous substance, hazardous material, pollutant or contaminant. The Agent shall not be liable for any claims by or on behalf of the Purchasers or any other person or entity arising from contamination of the property by any hazardous substance, hazardous material, pollutant or contaminant, and the Agent shall have no duty or obligation to assess the environmental condition of any such property or with respect to compliance of any such property under state or federal laws pertaining to the transport, storage, treatment or disposal of, 131 hazardous substances, hazardous materials, pollutants, or contaminants or regulations, permits or licenses issued under such laws. (i) The Agent shall be under no obligation to effect or maintain insurance or to renew any policies of insurance or to inquire as to the sufficiency of any policies of insurance carried by the Issuer or any other debtor, or to report, or make or file claims or proof of loss for, any loss or damage insured against or that may occur, or to keep itself informed or advised as to the payment of any taxes or assessments, or to require any such payment to be made. 10.04 Reliance by Agent. The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the purchasing of Term Loan A Securities that by its terms must be fulfilled to the satisfaction of a Purchaser, the Agent may presume that such condition is satisfactory to such Purchaser unless the Agent shall have received notice to the contrary from such Purchaser prior to the purchase of such Term Loan A Securities. The Agent may consult with legal counsel (who may be counsel for the Obligors), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. 10.05 Delegation of Duties. The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. 10.06 Resignation of Agent. The Agent may at any time give notice of its resignation to the Purchasers and the Issuer. Upon receipt of any such notice of resignation, the Required Purchasers shall have the right, with the consent of the Issuer (which consent shall not be unreasonably withheld or delayed; provided that no such consent shall be required if an Event of Default shall have occurred and be continuing) to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Purchasers and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Purchasers, after consultation with the Issuer, appoint a successor Agent meeting the qualifications set forth above; provided that if the Agent shall notify the Issuer and the Purchasers that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Agent on behalf of the Purchasers under any of the Loan Documents, the retiring or removed Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) and (b) all payments, communications and determinations 132 provided to be made by, to or through the Agent shall instead be made by or to each Purchaser directly, until such time as the Required Purchasers appoint a successor Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Issuer to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Issuer and such successor. After the retiring Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 11.0411.04 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as Agent. 10.07 Non-Reliance on Agent and Other Purchasers. Each Purchaser acknowledges that it has, independently and without reliance upon the Agent or any other Purchaser or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Purchaser also acknowledges that it will, independently and without reliance upon the Agent or any other Purchaser or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder. 10.08 No Other Duties; Etc. Anything herein to the contrary notwithstanding, none of the bookrunners, arrangers, syndication agents, documentation agents or co-agents shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Purchaser hereunder. 10.09 Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Obligor, the Agent (irrespective of whether the principal of any Term Loan A Securities shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Agent shall have made any demand on the Issuer) shall be entitled and empowered, by intervention in such proceeding or otherwise: (a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Term Loan A Securities and all other Obligations arising under the Loan Documents that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Purchasers and the Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Purchasers and the Agent and their respective agents and counsel and all other amounts due the Purchasers and the Agent under Sections 2.09 and 11.04)2.09 and 11.04) allowed in such judicial proceeding; and (b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Purchaser to make such payments to the Agent and, if 133 the Agent shall consent to the making of such payments directly to the Purchasers, to pay to the Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agent and its agents and counsel, and any other amounts due the Agent under Sections 2.09 and 11.04.2.09 and 11.04. Nothing contained herein shall be deemed to authorize the Agent to authorize or consent to or accept or adopt on behalf of any Purchaser any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Purchaser to authorize the Agent to vote in respect of the claim of any Purchaser in any such proceeding. 10.10 Guaranty and Collateral Matters. The Purchasers irrevocably authorize the Initial Purchaser, at its option and in its discretion, to release any Security Interest on any property granted to or held by the Agent under any Loan Document shall be automatically released (i) upon payment in full of the Obligations (other than contingent indemnification obligations), (ii) as to any property that is sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted hereunder or under any other Loan Document or any casualty or condemnation event, or (iii) as approved in accordance with Section 11.01;11.01. In connection therewith, the Agent shall execute and deliver such documents and take such other actions, at the Obligors’ expense, as any Obligor may reasonably request to further effectuate such release. In addition, the Purchasers irrevocably authorize the Initial Purchaser, at its option and in its discretion; (a) to subordinate any Security Interest on any property granted to or held by the Agent under any Loan Document to the holder of any Security Interest on such property that is permitted by clause (kf) or (mw) in the definition of Permitted Security InterestsLiens: and (b) to release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder. Upon request by the Initial Purchaser at any time, the Required Purchasers will confirm in writing the Initial Purchaser’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty, pursuant to this Section 10.10.10.10. The Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Agent’s Security Interest thereon, or any certificate prepared by any Obligor in connection therewith, nor shall the Agent be responsible or liable to the Purchasers for any failure to monitor or maintain any portion of the Collateral. Beyond the exercise of reasonable care in the custody thereof of property held by it pursuant to the Loan Documents, the Agent shall have no duty as to any of the Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. The Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Agent shall not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Agent in good faith. 134

ARTICLE XI MISCELLANEOUS 11.01 Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Obligor therefrom, shall be effective unless in writing signed by the Required Purchasers and the Obligors, as the case may be, and acknowledged by the Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, further, that (a) no such amendment, waiver or consent shall: (i) extend or increase the Commitment of a Purchaser (or reinstate any Commitment terminated pursuant to Section 9.02)9.02) without the written consent of such Purchaser whose Commitment is being extended or increased; (ii) postpone any date fixed by this Agreement or any other Loan Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Purchasers (or any of them) or any scheduled reduction of the Commitments hereunder or under any other Loan Document without the written consent of each Purchaser entitled to receive such payment or whose Commitments are to be reduced; (iii) reduce the principal of, or the rate of interest specified herein on, any of the Term Loan A Securities, or (subject to clause (i) of the final proviso to this Section 41.01)11.01) any fees or other amounts payable hereunder or under any other Loan Document or modify the definition of “Accreted Value” or “Outstanding Amount”, in each case without the written consent of each Purchaser entitled to receive such amount; provided, however, that only the consent of the Required Purchasers shall be necessary to amend the definition of “Default Rate” or waive any obligation of the Issuer to pay interest at the Default Rate; (b) change Section 9039.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Purchaser directly affected thereby; (i) change any provision of this Section 11.01(a)11.01(a) or the definition of “Required Purchasers” without the written consent of each Purchaser directly affected thereby; (c) release the Issuer or the Group Parent without the consent of each Purchaser, or, except in connection with a transaction otherwise permitted under the Loan Documents, all or substantially all of the value of the Guaranty without the written consent of each Purchaser whose Obligations are guarantied thereby, except to the extent such release is permitted pursuant to Section 10.1010.10 (in which case such release may be made by the Agent acting alone); or (d) [reserved]; (e) [reserved]; and (f) unless also signed by the Agent, no amendment, waiver or consent shall affect the rights or duties of the Agent under this Agreement or any other Loan Document; 135 provided, however, that notwithstanding anything to the contrary herein, (i) each Purchaser is entitled to vote as such Purchaser sees fit on any bankruptcy reorganization plan that affects the Term Loan A Securities, and each Purchaser acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code of the United States supersedes the unanimous consent provisions set forth herein, and (ii) the Required Purchasers shall determine whether or not to allow an Obligor to use cash collateral in the context of a bankruptcy or insolvency proceeding and such determination shall be binding on all of the Purchasers. Notwithstanding anything to the contrary herein, the Agent and the Obligors may amend, modify or supplement this Agreement or any other Loan Document (i) to cure or correct administrative errors or omissions, any ambiguity, omission, defect or inconsistency or to effect administrative changes, (ii) in furtherance of the creation, maintenance or perfection of the Security Interests created by the Collateral Documents and to otherwise implement the agreements set forth in the Intercreditor Agreement, or (iii) in connection with local law matters in respect of the addition of new Guarantors organized outside of the United States, so long as such amendment, modification or supplement does not adversely affect the rights of any Purchaser and such amendment and such amendment shall become effective without any further consent of any other party to such Loan Document; provided that the Agent shall give each Purchaser notice (which notice may be given through the Platform) of any such amendment, modification or supplement; provided further that to the extent that the Issuer and the Initial Purchaser shall agree to amend this Agreement to modify the definition of “Annual Capex Amount”, the Initial Purchaser hereby agrees to waive any usual amendment fees it would charge in connection therewith. 11.02 Notices; Effectiveness; Electronic Communications; English Language. (a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows: (i) if to any Obligor or the Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 11.02; 11.02; (ii) if to the Initial Purchaser: CCP II Dutch Acquisition - E2, B.V. De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands Attention: The Directors and c/o Centerbridge Partners, L.P. 375 Park Avenue, 12th Floor New York, NY, USA 10152 Attention: The Office of the General Counsel Facsimile No.: +1 (212) 672-5001 Email: legalnotices@centerbridge.comlegalnotices@centerbridge.com 136 with copies (which will not constitute notice) to: Kirkland & Ellis LLP 601 Lexington Avenue New York, NY, USA 10022 Attention: Jason Kanner Judson Oswald Facsimile No.: +1 (212) 446-6460 Email: jason.kanner@kirkland.com jason.kanner@kirk1and.com judson.oswald@kirkland.com judson.oswald@kirkland.com and Minter Ellison Lawyers Aurora Place, 88 Phillip Street Sydney, NSW 2000 Attention: Ron Forster Ben Smith Facsimile No.: +61 2 9921 8110 Email: ron.forster@minterellison.comron.forster@minterellison.com ben.smith@minterellison.comben.smith@minterellison.com and; (iii) if to any other Purchaser, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire (including, as appropriate, notices delivered solely to the Person designated by a Purchaser on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Group Parent or the Issuer). Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b). (b) Electronic Communications. Notices and other communications to the Purchasers hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Purchaser pursuant to Article IIArticle II if such Purchaser has notified the Agent that it is incapable of receiving notices under such Article by electronic communication. The Agent or the Issuer may, in its or their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written 137 acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor. (c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE ISSUER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE ISSUER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE ISSUER MATERIALS OR THE PLATFORM. In no event shall the Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Issuer, any Purchaser or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Issuer’s or the Agent’s transmission of Issuer Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Issuer, any Purchaser or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages). (d) Change of Address, Etc. Each of the Issuer and the Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Purchaser may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Issuer and the Agent. In addition, each Purchaser agrees to notify the Agent from time to time to ensure that the Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Purchaser. Furthermore, each Public Purchaser agrees to cause at least one individual at or on behalf of such Public Purchaser to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Purchaser or its delegate, in accordance with such Public Purchaser’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Issuer Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Group Parent, the Issuer or their securities for purposes of United States Federal or state securities laws. (e) Reliance by Agent and Purchasers. The Agent and the Purchasers shall be entitled to rely and act upon any notices (including telephonic notices) purportedly given by or on behalf of any Obligor even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Obligors shall indemnify the Agent, each Purchaser and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of an Obligor unless such losses, costs, expenses and liabilities (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Person or (y) result from a claim brought by any Obligor against such Person for breach in bad faith of 138 such Person’s obligations hereunder or under any other Loan Document, if such Obligor has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. All telephonic notices to and other telephonic communications with the Agent may be recorded by the Agent, and each of the parties hereto hereby consents to such recording. (f) English Language. Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement or any Loan Document shall be in English or accompanied by an English translation thereof. Each Loan Document has been prepared and signed in English and the parties hereto agree that the English version hereof and thereof (to the maximum extent permitted by applicable law) shall be the only version valid for the purpose of the interpretation and construction hereof and thereof notwithstanding the preparation of any translation into another language hereof or thereof, whether official or otherwise or whether prepared in relation to any proceedings which may be brought in Australia or any other jurisdiction in respect hereof or thereof. 11.03 No Waiver; Cumulative Remedies; Enforcement. No failure by any Purchaser or the Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or under any other Loan Document preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Obligors or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Agent in accordance with Section 9.029.02 for the benefit of all the Purchasers; provided, however, that the foregoing shall not prohibit (a) the Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Loan Documents, (b) [reserved], (c) any Purchaser from exercising setoff rights in accordance with Section 11.0811.08 (subject to the terms of Section 2.13),2.13), or (d) any Purchaser from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Obligor under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Agent hereunder and under the other Loan Documents, then (i) the Required Purchasers shall have the rights otherwise ascribed to the Agent pursuant to Section 9.029.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13,2.13, any Purchaser may, with the consent of the Required Purchasers, enforce any rights and remedies available to it and as authorized by the Required Purchasers. 11.04 Expenses; Indemnity; and Damage Waiver. (a) Costs and Expenses. The Obligors shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) [reserved] and (iii) all out-of-pocket expenses incurred by the Agent or any Purchaser (including the fees, charges and disbursements of any counsel for the Agent or any Purchaser), and shall pay all fees and time charges for 139 attorneys who may be employees of the Agent or any Purchaser, in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Term Loan A Securities, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Term Loan A Securities. (b) Indemnification by the Obligors. The Obligors shall indemnify the Agent (and any sub-agent thereof), each Purchaser and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), and shall indemnify and hold harmless each Indemnitee from all reasonable fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or, in the case of the Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01),3.01), (ii) any of the Term Loan A Securities or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by an Obligor or any of its Subsidiaries, or any Environmental Liability related in any way to an Obligor or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Obligor, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by any Obligor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if such Obligor has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. (c) Reimbursement by Purchasers. To the extent that the Obligors for any reason fail to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by them to the Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Purchaser severally agrees to pay to the Agent (or any such sub-agent) or such Related Party, as the case may be, such Purchaser’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) in connection with such capacity. The obligations of the Purchasers under this subsection (c) are subject to the provisions of Section 2.12(d).2.12(d). (d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, no Obligor shall assert, and each Obligor hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any of the Term Loan A Securities or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any 140 information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction. (e) Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor. (f) Survival. The agreements in this Section shall survive the resignation of the Agent, any assignment of rights by, or the replacement of, any Purchaser, the termination of the Commitments and/or this Agreement and the repayment, satisfaction or discharge of all the other Obligations. 11.05 Payments Set Aside. To the extent that any payment by or on behalf of any Obligor is made to the Agent or any Purchaser, or the Agent or any Purchaser exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Agent or such Purchaser in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Purchaser severally agrees to pay to the Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Purchasers under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement. 11.06 Successors and Assigns. (a) Successors and Assigns Generally. (i) The provisions of this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of the parties hereto and thereto and their respective successors and assigns permitted hereby, except that the Issuer may not assign or otherwise transfer any of its rights or obligations hereunder or thereunder without the prior written consent of the Agent and each Purchaser and no Purchaser may assign or otherwise transfer any of its rights or obligations hereunder except to an Approved Assignee (and any other attempted assignment or transfer by any party hereto shall be null and void); provided that if such Approved Assignee is not an Affiliate of the assigning Purchaser, then such assignment shall require the prior written consent of the Issuer (not to be unreasonably withheld), except no such Issuer consent shall be required if an Event of Default is continuing. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Purchasers) any legal or equitable right, remedy or claim under or by reason of this Agreement. (ii) Each Purchaser may assign to one or more Approved Assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of the Term Loan A Securities at the time owing to it); provided, however, that (i) the consent of the Issuer 141 shall be required as set forth in Section 11.06(a)(i) above, (ii) the amount of the Term Loan A Securities of the assigning Purchaser subject to each such assignment (determined as of the date the Assignment and Assumption Agreement with respect to such assignment is delivered to the Agent) shall be in an integral multiple of, and not less than, $1,000,000 (or, if less, the entire remaining amount of the Term Loan A Securities held by such Purchaser), (iii) the parties to each such assignment shall manually execute and deliver to the Agent an Assignment and Assumption Agreement, together with a processing and recordation fee of $3,500 (provided that the Agent may, in its discretion, agree to waive any such fee), and (iv) the assignee, if it is not already a Purchaser, shall deliver to the Agent an Administrative Questionnaire and all applicable tax forms. (iii) Upon acceptance and recording pursuant to paragraph (ii) of this Section 11.06(a), from and after the effective date specified in each Assignment and Assumption Agreement, any such Approved Assignee executing such joinder agreement shall be a party to this Agreement and, to the extent of the interest assigned to such Approved Assignee, have the rights and obligations of a Purchaser under this Agreement, and the assigning Purchaser thereunder shall, to the extent of the interest assigned by such Purchaser, be released from its obligations under this Agreement (and, in the case of an assignment covering all of the assigning Purchaser’s rights and obligations under this Agreement, such Purchaser shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01,3.01, 3.04 and 11.0411.04 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, the Issuer (at its expense) shall execute and deliver a Note to the assignee Purchaser. Any assignment or transfer by a Purchaser of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Purchaser of a participation in such rights and obligations in accordance with subsection (d) of this Section. (b) Register. The Agent, acting solely for this purpose as an agent of the Issuer (and such agency being solely for tax purposes), shall maintain at the Agent’s Office a copy of each assignment agreement delivered to it and a register for the recordation of the names and addresses of the Purchasers, and the Commitments of, and principal amounts of the Term Loan A Securities owing to, each Purchaser pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Issuer, the Agent and the Purchasers may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Purchaser hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Issuer and any Purchaser at any reasonable time and from time to time upon reasonable prior notice. (c) Participations. Any Purchaser may at any time, without the consent of, or notice to, the Issuer or the Agent, sell participations to any Person (other than a natural person or the Issuer or any such Issuer’s Affiliates, Subsidiaries, bona fide competitors, material customers or material suppliers) (each, a “Participant”) in all or a portion of such Purchaser’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Term Loan A Securities); provided that (i) such Purchaser’s obligations under this Agreement shall remain unchanged, (ii) such Purchaser shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Issuer, the Agent and the other Purchasers shall continue to deal solely and directly with such Purchaser in connection with such Purchaser’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Purchaser sells such a participation shall provide that such Purchaser shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Purchaser will not, without the consent of the Participant, agree to any amendment, waiver or other 142 modification described in Section 11.01(a)11.01(a) that affects such Participant. Subject to subsection (e) of this Section, the Issuer agrees that each Participant shall be entitled to the benefits of Sections 3.013.01 (subject to the requirements and limitations therein) and 3.043.04 to the same extent as if it were a Purchaser and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 11.0811.08 as though it were a Purchaser, provided such Participant agrees to be subject to Section 2.132.13 as though it were a Purchaser. Each Purchaser that sells a participation shall, acting solely for this purpose as an agent of the Issuer, maintain a register on which it enters the name and address of each Participant and the principal amounts of each Participant’s interest in the Commitments, Term Loan A Securities, or other obligations under the Loan Documents (the “Participant Register”); provided that no Purchaser shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Purchaser shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register. (d) Limitation on Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.013.01 or 3.043.04 than the applicable Purchaser would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Issuer’s prior written consent or except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. A Participant that would be a Foreign Purchaser if it were a Purchaser shall not be entitled to the benefits of Section 3.013.01 unless such Participant agrees, for the benefit of the Issuer, to comply with Section 3.01(e)3.01(e) as though it were a Purchaser. (e) Certain Pledges. Any Purchaser may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Purchaser, including any pledge or assignment to secure obligations to a Federal Reserve Bank: provided that no such pledge or assignment shall release such Purchaser from any of its obligations hereunder or substitute any such pledgee or assignee for such Purchaser as a party hereto. (f) [Reserved]. 11.07 Treatment of Certain Information; Confidentiality. Each of the Agent and the Purchasers agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, trustees, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested or required by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as, or no less restrictive than, those of this Section, to (i) any assignee of or Participant in, or any prospective 143 assignee of or Participant in, any of its rights or obligations under this Agreement or any Approved Assignee invited to become a Purchaser pursuant to the terms herein or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to an Obligor and its obligations, (g) with the written consent of the Group Parent or the Issuer or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent, any Purchaser, or any of their respective Affiliates on a nonconfidential basis from a source other than the Group Parent or the Issuer, provided that such source is not actually known by such disclosing party to be bound by an agreement containing provisions substantially the same as those contained in this Section 11.07.11.07. For purposes of this Section, “Information” means all information received from an Obligor or any Subsidiary relating to the Obligors or any Subsidiary or any of their respective businesses, other than any such information that is available to the Agent or any Purchaser on a nonconfidential basis prior to disclosure by such Obligor or any Subsidiary, provided that, in the case of information received from an Obligor or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential or is delivered pursuant to Section 7.017.01. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Each of the Agent and the Purchasers acknowledges that (a) the Information may include material non-public information concerning an Obligor or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws. The Issuer and each Guarantor hereby agrees that it will not disclose, directly or indirectly, this Agreement (or the contents and transactions contemplated hereunder), the other exhibits and attachments hereto and the contents of each thereof, or the activities of the Initial Purchaser pursuant hereto or thereto or in connection with the Transactions, to any person or entity without prior written approval of the Initial Purchaser, except (a) (i) to the Issuer’s officers, directors, employees, attorneys, accountants or advisors, on a confidential and need-to-know basis or (ii) to the Group Parent and its Subsidiaries financing sources, suppliers, customers and other vendors (but only such information that has been disclosed to the Issuer’s regulators), (b) if the Initial Purchaser consents in writing to such proposed disclosure or (c) pursuant to the order of any court or administrative agency in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, as determined by the Initial Purchaser in good faith (in which case the Issuer hereby agrees, to the extent practicable and not prohibited by applicable law, to inform the Initial Purchaser promptly thereof prior to disclosure). 11.08 Set-off. If an Event of Default shall have occurred and be continuing, each Purchaser and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Purchaser or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of such Obligor now or hereafter existing under this Agreement or any other Loan Document to such Purchaser, irrespective of whether or not such Purchaser shall have made any demand under this Agreement or any other Loan Document and although such obligations of such Obligor may be contingent or unmatured or are owed to a branch or office of such 144

Purchaser different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Purchaser and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Purchaser or their respective Affiliates may have. Each Purchaser agrees to notify the Issuer and the Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application. 11.09 Interest Rate Limitation. (a) Notwithstanding anything to the contrary contained in any Loan Document with respect to each Obligor organized, incorporated or formed in any jurisdiction other than Canada, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If the Agent or any Purchaser shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Term Loan A Securities or, if it exceeds such unpaid principal, refunded to the Issuer. (b) Notwithstanding anything to the contrary contained in any Loan Document with respect to each Obligor organized, incorporated or formed in Canada, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law, including without limitation an amount or rate which would result in the receipt by the Agent or a Purchaser of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)). If from any circumstance whatever, fulfillment of any provision of any Loan Document would result in exceeding the highest rate or amount permitted by Criminal Code (Canada) for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Agent or the Purchasers shall ever receive anything of value as interest or deemed interest under any Loan Document that would result in exceeding the highest lawful rate or amount of interest permitted by Criminal Code (Canada), the amount that would be excessive interest shall be applied to the reduction of the principal amount of the Term Loan A Securities, and not to the payment of interest, or if the excessive interest exceeds the unpaid principal balance of the Term Loan A Securities, the amount exceeding the unpaid balance shall be refunded to the relevant Obligor. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Obligors, the Agent and the Purchasers shall, to the maximum extent permitted by applicable Law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and their effects, (iii) amortize, prorate, allocate and spread the total amount of interest throughout the term of the Term Loan A Securities so that interest does not exceed the maximum amount permitted by Criminal Code (Canada), and/or (iv) allocate interest between portions of the Obligations to the end that no portion shall bear interest at a rate greater than that permitted by Criminal Code (Canada). For the purposes Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive. (c) In determining whether the interest contracted for, charged, or received by the Agent or a Purchaser exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (i) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder. 145

11.10 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5.01,5.01, this Agreement shall become effective when it shall have been executed by the Agent and when the Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement. 11.11 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Agent and each Purchaser, regardless of any investigation made by the Agent or any Purchaser or on their behalf and notwithstanding that the Agent or any Purchaser may have had notice or knowledge of any Default at the time of the issuance of the Term Loan A Securities, and shall continue in full force and effect as long as any of the Term Loan A Securities or any other Obligation hereunder shall remain unpaid or unsatisfied. 11.12 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. 11.13 Reserved. 11.14 Governing Law; Jurisdiction; Etc. (a) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE APPLICATION OF ANOTHER LAW. (b) SUBMISSION TO JURISDICTION. EACH OBLIGOR IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN, CITY OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY 146

AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY OBLIGOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION. (c) WAIVER OF VENUE. EACH OBLIGOR IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT. (d) APPOINTMENT OF PROCESS AGENT. EACH OBLIGOR IRREVOCABLY AND UNCONDITIONALLY APPOINTS BOART LONGYEAR COMPANY WITH AN OFFICE AT 10808 SOUTH RIVER FRONT PARKWAY, SUITE 600, SOUTH JORDAN, UTAH 84095, UNITED STATES (THE “PROCESS AGENT”), AS ITS AGENT TO RECEIVE ON BEHALF OF SUCH OBLIGOR AND ITS PROPERTY SERVICE OF COPIES OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS WHICH MAY BE SERVED IN ANY SUCH ACTION OR PROCEEDING. SUCH SERVICE MAY BE MADE BY MAILING AND DELIVERING A COPY OF SUCH PROCESS TO SUCH OBLIGOR IN CARE OF THE PROCESS AGENT AT THE PROCESS AGENT’S ABOVE ADDRESS, AND SUCH OBLIGOR HEREBY IRREVOCABLY AUTHORIZES AND DIRECT THE PROCESS AGENT TO ACCEPT SUCH SERVICE ON ITS BEHALF. THE PROCESS AGENT IRREVOCABLY AND UNCONDITIONALLY ACCEPTS THE APPOINTMENT REFERRED TO IN THIS PARAGRAPH. AS AN ALTERNATIVE METHOD OF SERVICE, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF ANY AND ALL PROCESS BY THE MAILING OF COPIES OF SUCH PROCESS TO ITS ADDRESS SPECIFIED IN SECTION 11.02.11.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. 11.15 Waiver of Right to Trial by Jury. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND 147

THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. 11.16 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each of the Obligors acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Agent are arm’s-length commercial transactions between the Obligors and their respective Affiliates, on the one hand, and the Agent, on the other hand, (B) each of the Obligors has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each of the Obligors is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Agent and the Purchasers each is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Obligors or any of their respective Affiliates, or any other Person and (B) neither the Agent nor any Purchaser has any obligation to the Obligors or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agent and its respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Obligors and their respective Affiliates, and the Agent does not have any obligation to disclose any of such interests to the Obligors and their respective Affiliates. To the fullest extent permitted by Law, each of the Obligors hereby waives and releases any claims that it may have against the Agent and the Purchasers with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby. 11.17 Electronic Execution of Assignments and Certain Other Documents. The words “execution,” “signed,” “signature,” and words of like import in any assignment agreement or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. 11.18 USA PATRIOT Act Notice. Each Purchaser that is subject to the Act (as hereinafter defined) and the Agent (for itself and not on behalf of any Purchaser) hereby notifies the Issuer that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Issuer and the other Group members, which information includes the name and address of the Issuer and the other Group members and other information that will allow such Purchaser or the Agent, as applicable, to identify the Issuer and the other Group members in accordance with the Patriot Act. The Issuer shall, promptly following a request by the Agent or any Purchaser, provide all documentation and other information that the Agent or such Purchaser requests in order to comply with its ongoing obligations under applicable “know your -money laundering rules and regulations, including the Patriot Act. 148

11.19 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Issuer in respect of any such sum due from it to the Agent or the Purchasers hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Agent of any sum adjudged to be so due in the Judgment Currency, the Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Agent from the Issuer in the Agreement Currency, the Issuer agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Agent in such currency, the Agent agrees to return the amount of any excess to the Issuer (or to any other Person who may be entitled thereto under applicable law). 11.20 PPS Law Further Assurances. (a) If: (i) a PPS Law applies or commences to apply to any of the Loan Documents or any transaction contemplated by them, or the Agent reasonably determines that this is the case; and (ii) in the Agent’s reasonable opinion, the PPS Law: (A) does or will adversely affect the Purchasers’ security position, obligations or powers under a Loan Document; or (B) enables or would enable the Purchasers’ security position to be improved without adversely affecting an Obligor, the Agent may give notice to each Obligor requiring the Obligor to do anything (including amending any Loan Document or executing any new Loan Document) that in the Agent’s reasonable opinion is necessary, to the maximum possible extent, to overcome the circumstances contemplated in paragraph (A) above and/or improve the security position as contemplated in paragraph (B) above. The Issuer must (and must ensure that each Obligor will) comply with the requirements of that notice within the time specified in the notice. (b) Without limit, if a Loan Document (or a transaction in connection with it) is or contains a security interest under the PPS Law, the Issuer agrees (and will procure that each Obligor agrees) to do anything (such as obtaining consents, completing, signing and producing documents and supplying information) which the Agent reasonably considers necessary for the purposes of: (i) ensuring that the security interest is enforceable, perfected and otherwise effective; (ii) enabling the Agent to apply for any registration, or give any notification, in connection with the security interest so that it has the priority required by the Purchasers; and 149

(iii) enabling the Purchasers to exercise its powers in connection with the security interest. (c) Without limiting any other provision of this Agreement, or any other Loan Document, the Issuer waives (and will ensure that each Obligor waives) its right to receive any verification statement (or notice of any verification statement) in respect of any financing statement or financing change statement relating to any security interest created under this Agreement or any other Loan Document unless the notice is required by the PPS Law and cannot be excluded. (d) The Issuer and the Purchasers agree that each Obligor and the Purchasers will not disclose any of the information set out in section 275(1) of the PPSA in relation to this Agreement or any security interest created under any Loan Document to any person (except that the Purchasers may do so where required due to the operation of section 275(6) of the PPSA or in accordance with another provision of a Loan Document). (e) In this Section 11.20,11.20, the following words and expressions have the same meanings given to them in the PPSA: financing change statement, financing statement, security interest and verification statement. 11.21 Joint and Several Obligations. Notwithstanding any other provision contained herein or in any other Loan Document, if a “secured creditor” (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then each Canadian Obligor, to the extent such Obligor’s Obligations are secured, shall be several obligations and not joint or joint and several obligations. 11.22 Chilean Appointment of Security Agent. For the purpose of Article 18 of Law No. 20,190 of the Republic of Chile, but without limitation of any rights, indemnities, and immunities of the Agent under Article X or otherwise under this Agreement, each of the Purchasers irrevocably appoints the Agent as its security agent under the Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such rights, powers, authorities and discretions as are delegated to the Agent by the terms of the Loan Documents, together with any other incidental rights, powers, authorities and discretions. Furthermore, each of the Purchasers hereby authorizes the Agent in its capacity of security agent of the Purchasers, to perform the following acts on behalf of the Purchasers: (a) to appear as security agent in Chile in one or more private or public deeds, accepting one or more pledges without conveyance in accordance with article 14 of law No. 20,190 of the Republic of Chile, granted over inventories and/or movable assets and prohibitions to encumber and convey and to celebrate any acts and/or contracts that will be granted by Boart Longyear Comercializadora Limitada yand Boart Longyear Chile Limitada, companies incorporated under the laws of Chile (the “Chilean Obligors’”), to guarantee the fulfillment of each and any of the Obligations (the “Chilean Pledges’”). The Agent will be empowered to agree in said documents to all the necessary and appropriate clauses, terms and conditions; (b) to appear as security agent in Chile in one or more public deeds evidencing the joint and several guarantee (fianza y codeuda solidaria) that the Chileans Obligors, grant in favor of the Agent (the “Chilean Guarantees”) accepting the same, being entitled to agree in such instruments all essential, natural or merely incidental stipulations that may be pertinent or necessary to the effect. The Agent will 150 be empowered to agree in said documents to all the necessary and appropriate clauses, terms and conditions: (c) to grant, execute, deliver and perform any other act, contract, agreement, document or instrument in connection with the above, or the documents executed thereunder, which may be necessary or convenient to authorize or grant such agreements and to fulfill the acts mentioned in subclause (a) and (b) of this Section 11.22; (d) do and perform any and all other acts which may be necessary or desirable to complete and execute, perfect, maintain and preserve the Chilean Pledges: and (e) delegate the above powers to one or more sub-agents. The Issuer and the Obligors expressly accepts the appointment of the Agent as security agent for the Purchasers. These provisions shall be construed in accordance with and governed by the laws of the Republic of Chile. For the purposes of No. 4 of Article 18 of Law No. 20,190 of the Republic of Chile, a legalized copy of this agreement shall be recorded with a Chilean Notary Public. 11.23 PPSA (Australia).. If the Agent reasonably determines that this Agreement or any Loan Document (or a transaction in connection with it) is or contains a security interest for the purposes of the PPSA (Australia), the Issuer and the Guarantors agree at their own cost and expense to do anything (such as obtaining consents, signing and producing documents, getting documents completed and signed and supplying information) which the Agent requires for the purpose of (A) ensuring that the security interest is enforceable, perfected (including where necessary to preserve the intended priority of that security interest by control in addition to registration) and otherwise effective; and (B) enabling the Agent to apply for any registration, or give any notification in connection with the security interest so that the security interest has the priority required by the Agent: and (C) enabling the Agent to enforce the security interest. The Agent does not need to give any notice under the PPSA (Australia) (including a notice of a verification statement) unless the notice is required by the PPSA (Australia) and cannot be excluded. Notwithstanding anything to the contrary in this Agreement or in any Loan Document, each party agrees to the extent the law permits them to be excluded (D) sections 142 and 143 of the PPSA (Australia) are excluded and the relevant secured party need not comply with the following provisions of the PPSA (Australia): for the purposes of section 115(1) and 115(7) of the PPSA (Australia), sections 95, 118, 121(4) 125 130 132(3)(d) 132(4); for the purposes of section 115(7) of the PPSA (Australia), sections 132 and 137(3); and any other provision of the PPSA (Australia) notified to the grantor by the relevant secured party after the date of this Agreement: and (E) the Agent does not need to give any notice required under any provision of the PPSA (Australia) (except section 135). [SIGNATURE PAGES FOLLOW] 151

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written. ISSUER: Executed in accordance with section 127 of the Corporations Act 2001 by Boart Longyear Management Pty Limited Director Signature Director/Secretary Signature Frank Jamieson Clement Fabrizio Rasetti Jeffrey Olsen Print Name Print Name Signature Page to Term Loan A Securities Agreement

GUARANTORS: Executed in accordance with section 127 of the Corporations Act 2001 by Boart Longyear Limited Director Signature Director/Secretary Signature Richard O’Brien Fabrizio Rasetti Jeffrey Olsen Print Name Print Name Longyear Canada, ULC By: Name: Frank Jamieson ClementFabrizio Rasetti Title: Treasurer Signed for Boart Longyear Canada by its Partners: Boart Longyear Alberta Limited By: Name: Frank Jamieson ClementFabrizio Rasetti Title: Treasurer Longyear Canada, ULC By: Name: Frank Jamieson Clement Title: Treasurer [signatures continue on next page] Signature Page to Term Loan A Securities Agreement

Boart Longyear Manufacturing Canada Ltd.

By: ______________________________

Name: ~~Frank Jamieson Clement~~Fabrizio Rasetti
Title: Treasurer

Executed in accordance with section 127 of the *Corporations Act 2001* by
Votraint No. 1609 Pty Limited
Boart Longyear Australia Pty Limited

Director Signature	Director/Secretary Signature
~~Frank Jamieson Clement~~ Jeffrey Olsen Print Name	Fabrizio Rasetti Print Name

Longyear Holdings, Inc.
Longyear TM, Inc.
Boart Longyear Company
Boart Longyear Manufacturing ~~USA~~and Distribution Inc.

By: ______________________________

Name: ~~Frank Jamieson Clement~~Fabrizio Rasetti
Title: Treasurer

[signatures continue on next page]

154

Boart Longyear Suisse SARL By: Name: Guillaume Dubuy Title: Managing Officer By: Name: Fabrizio Rasetti Title: Managing Officer [signatures continue on next page] 155

Boart Longyear Chile Limitada By: Name: Frank Jamieson ClementFabrizio Rasetti Title: Authorized Representative Boart Longyear Comercializadora Limitada By: Name: Frank Jamieson ClementFabrizio Rasetti Title: Authorized Representative [signatures continue on next page] 156

Boart Longyear S.A.C. By: Name: Fabrizio Rasetti Title: Director 157

AGENT: WILMINGTON TRUST, NATIONAL ASSOCIATION, as Agent By: Name: Title: Signature Page to Term Loan A Securities Agreement

PURCHASER: CENTERBRIDGE PARTNERS, L.P., as a Purchaser By: Name: Title: Signature Page to Term Loan A Securities Agreement

Schedule 5

Amended Term Loan B

19

K&E Draft of May 1, 2017 This FOURTH AMENDMENT TO TERM LOAN B SECURITIES AGREEMENT (this “Amendment”) is dated as of [ ], 2017 and entered into by and between (i) Boart Longyear Management Pty Limited (ABN 38 123 283 545), a corporation incorporated under the laws of the Commonwealth of Australia (“Issuer”), (ii) Boart Longyear Limited (ABN 49 123 052 728), a corporation incorporated under the laws of the Commonwealth of Australia (“Group Parent”), as a Guarantor and, for purposes of Section 4 hereof, the Guarantors (as defined in Section 4 hereof) listed on the signature pages hereof (together with the Issuer and the Group Parent, the “Loan Parties”), (iii) the Purchasers and (iv) Wilmington Trust, National Association, as Agent (the “Agent”) and is made with reference to that certain Term Loan B Securities Agreement dated as of October 22, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the “Securities Agreement”), by and among Issuer, Group Parent, the Purchasers and the Agent. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Securities Agreement. RECITALS WHEREAS, Section 11.01 of the Securities Agreement permits certain amendments to the Securities Agreement with the consent of the Required Purchasers and the Obligors and acknowledgement by the Agent; WHEREAS, the Issuer and Initial Purchaser desire to amend the Securities Agreement to make certain amendments as set forth below; WHEREAS, the Parent, the Issuer and the Obligors executed a deed poll dated [ ], the Agent executed a deed poll dated [ ] and the Supreme Court of New South Wales approved a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (the “Secured Creditors’ Scheme”) between the Parent, the Issuer, certain Obligors and the Initial Purchasers which became effective on [ ], by operation of which the Parent, the Issuer, the Obligors, the Initial Purchasers and the Agent, in accordance with the instructions of the Initial Purchasers given by operation of the Secured Creditors’ Scheme pursuant to the Court’s order and the Corporations Act 2001 (Cth), are entering into this Amendment; WHEREAS, pursuant to orders by the United States Bankruptcy Court of the Southern District of New York, the Secured Creditors’ Scheme will be recognized and enforced under Chapter 15 of the Bankruptcy Code of the United States, including a direction to the Agent to enter into this amendment as provided for therein (the foregoing, the “Chapter 15 Proceeding”); and [WHEREAS, pursuant to orders by a court of competent jurisdiction in Canada, the Secured Creditors’ Scheme has been recognized and enforced under the Canadian federal Companies’ Creditors Arrangement Act, RSC 1985, c C-36 or another applicable Canadian statute (the foregoing, the “Canadian Proceeding” and]1 together with the Chapter 15 Proceeding and the Secured Creditors’ Scheme, the “Restructuring Proceedings”). NOW, THEREFORE, in consideration of the promises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows: Section 1. AMENDMENTS TO THE SECURITIES AGREEMENT 1.1 Amendments to Article I: Definitions and Accounting Terms A. Section 1.01 of the Securities Agreement is hereby amended by adding thereto the following definitions, which shall be inserted in proper alphabetical order: 1 NTD: It has not been determined whether Canadian recognition proceedings will be required or not; if such proceedings are not required then this language (and similar references in the definitions below) will be removed before the Fourth Amendment is finalized for execution. 1

[“Canadian Proceedings” means the orders by a court of competent jurisdiction in Canada pursuant to which the Secured Creditors’ Scheme has been recognized and enforced under the Canadian federal Companies’ Creditors Arrangement Act, RSC 1985, c C-36 or another applicable Canadian statute.] “Chapter 15 Proceeding” means the orders by the United States Bankruptcy Court of the Southern District of New York, pursuant to which the Secured Creditors’ Scheme has been recognized and enforced under Chapter 15 of the Bankruptcy Code of the United States. “Explanatory Statements” means the Explanatory Statement in respect of the Unsecured Creditors’ Scheme together with the Explanatory Statement in respect of the Secured Creditors’ Scheme given to the Australian Securities and Investments Commission on 10 April 2017 pursuant to Section 412 of the Corporations Act 2001 (Cth). “Fourth Amendment” means that certain Fourth Amendment to Term Loan B Securities Agreement dated as of the Fourth Amendment Effective Date by and among the Issuer, Group Parent, the Loan Parties, the Purchasers and the Agent, as the same may be amended, supplemented, restated or otherwise modified from time to time. “Fourth Amendment Effective Date” means [ ], 2017. “Restructuring Proceedings” means collectively the Chapter 15 Proceeding [, the Canadian Proceedings] and the Secured Creditors’ Scheme. “Secured Creditors’ Scheme” means the creditors’ scheme of arrangement with respect to certain secured debt obligations pursuant to Part 5.1 of the Corporations Act 2001 (Cth), which implements a recapitalization of the Issuer, the Group Parent, certain Obligors (including by amending certain secured debt obligations of the Issuer, the Group Parent and certain Obligors, including under and in accordance with the Securities Agreement) pursuant to that certain Restructuring Support Agreement, dated as of 3 April 2017, among the Issuer, the Group Parent, certain Obligors and the Initial Purchasers and the other parties thereto. “Unsecured Creditors’ Scheme” means the creditors’ scheme of arrangement with respect to certain unsecured debt obligations pursuant to Part 5.1 of the Corporations Act 2001 (Cth), which implements a recapitalization of the Issuer, the Group Parent, certain Obligors (including by amending certain unsecured debt obligations of the Issuer, the Group Parent and certain Obligors) pursuant to that certain Restructuring Support Agreement, dated as of 3 April 2017, among the Issuer, the Group Parent, certain Obligors and the Initial Purchasers and the other parties thereto. B. Section 1.01 of the Securities Agreement is hereby further amended by amending and restating the definition of “Accreted Value” in its entirely as follows: “Accreted Value” means, as of any date of determination, the sum of (a) $[ ]2 and (b) the accretion of principal amount in respect of the Term Loan B Securities as determined in accordance with Section 2.08.” C. Section 1.01 of the Securities Agreement is hereby amended by deleting the reference to October 22, 2018 appearing in the definition of Adjusted Treasury Rate and substituting in lieu thereof December 31, 2018. D. Section 1.01 of the Securities Agreement is hereby amended by deleting the reference to October 22, 2018 appearing in the definition of Applicable Premium and substituting in lieu thereof December 31, 2018. 2 NTD: To be updated in connection with the Restructuring Proceedings to reflect amount as consistent with the terms described under the heading “Principal” in Part A. 1 of the Restructuring Term Sheet (Schedule 2 of the Restructuring Support Agreement). 2

E. Section 1.01 of the Securities Agreement is hereby amended by deleting each reference to October 22, 2018 appearing in the definition of Comparable Treasury Issue and substituting in lieu thereof December 31, 2018. F. Section 1.01 of the Securities Agreement is hereby further amended by adding the following new sentence at the end of the definition of “Material Adverse Effect”. “For the avoidance of doubt, the consummation of the transactions contemplated by the Restructuring Proceedings on or prior to the Fourth Amendment Effective Date, any events incidental or related thereto, and any matters disclosed in the Explanatory Statements in connection with the consummation of the Restructuring Proceedings shall not constitute a Material Adverse Effect for purposes of this Agreement.” G. Section 1.01 of the Securities Agreement is hereby further amended by amending and restating the definition of “Maturity Date” in its entirety as follows: “Maturity Date” means December 31, 2022; provided that if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day. H. Section 1.01 of the Securities Agreement is hereby further amended by amending and restating the definition of “Secured Obligations” in its entirety as follows: “Secured Obligations” means, on any date of determination, the following clause (i) unless on such date of determination there is outstanding any indebtedness (other than contingent obligations not due and payable) issued under the Senior Indenture or the 2013 Secured Note Indenture, in which case “Secured Obligations” means the lesser of: (i) all Obligations on such date of determination; (ii) only for so long as there is outstanding any indebtedness (other than contingent obligations not due and payable) issued under the Senior Indenture, as of such date of determination, Obligations in an amount equal to the sum of (I) $105,000,000 plus (II) the portion of the Secured Term Loan Interest Amount (as defined in the Senior Indenture on the date hereof) allocated to the Term Loan B Securities using a pro rata allocation between the Term Loan A Securities and the Term Loan B Securities based on their respective Outstanding Amounts (in the case of the Term Loan A Securities, as such term is defined in the Term Loan A Securities Agreement); and (iii) only for so long as there is outstanding any indebtedness (other than contingent obligations not due and payable) issued under the 2013 Secured Note Indenture, Obligations in an amount equal to the sum of (I) $105,000,000 plus (II) the portion of the Secured Term Loan Interest Amount (as defined in the 2013 Secured Note Indenture on the date hereof) allocated to the Term Loan B Securities using a pro rata allocation between the Term Loan A Securities and the Term Loan B Securities based on their respective Outstanding Amounts (in the case of the Term Loan A Securities, as such term is defined in the Term Loan A Securities Agreement). I. Section 1.01 of the Securities Agreement is hereby further amended by inserting the following new sentence at the end of the definition of “Transactions”: “On and after the Fourth Amendment Effective Date, the Transactions will be deemed to include (a) the consummation of the Restructuring Proceedings, (b) the entering into of the Fourth Amendment, (c) the entering into of the Fourth Amendment to the Term Loan A Securities Agreement, expected to be dated on or about the Fourth Amendment Effective Date, (c) the entering into of the Fourth Supplemental Indenture to the Senior Indenture, expected to be dated on or about the Fourth Amendment Effective Date, (d) the entering into of the First Supplemental Indenture to the 2013 Secured Note Indenture, expected to be dated on or about the Fourth Amendment Effective Date, (e) the cancellation of the Asset Contribution (as that term is defined in the Delayed Draw Term Loan) and the unwinding of all Security Interests (as defined in the Delayed Draw Term 3

Loan) on any Applicable Asset (as defined in the Delayed Draw Term Loan), (f) the consummation of the other transactions ancillary to the foregoing and (g) the payment of fees and expenses in connection therewith. 1.2 Amendments to Section 2.01: Term Loan B Securities A. Section 2.01 of the Securities Agreement is hereby amended by adding the following new provision at the end thereof. “On the Fourth Amendment Effective Date, subject to the satisfaction of the conditions set forth in the Fourth Amendment, the Fully Accreted Amount of the Term Loan B Securities will be deemed issued at an issue price of $[ ]3 (the foregoing being the “Fourth Amendment Issue Price”).” 1.3 Amendments to Section 2.05: Prepayments A. Section 2.05(a)(i) of the Securities Agreement is hereby amended deleting the first sentence appearing therein and substituting in lieu thereof the following new sentence: “Except as set forth in clause (ii) below, the Issuer may not voluntarily redeem the Term Loan B Securities prior to December 31, 2018.” B. Section 2.05(a)(i) of the Securities Agreement is hereby amended by adding the following at the end of the last sentence thereof before the “, provided that any prepayments under this Section 2.05(a) shall be applied, at the option of the Issuer, to reduce any outstanding original principal amount (as of the Fourth Amendment Effective Date) of such Term Loan B Securities or to reduce any outstanding accreted value thereon.” C. Section 2.05(a)(ii) of the Securities Agreement is hereby amended and restated in its entirety as follows: “(ii) At any time prior to December 31, 2018, the Issuer may redeem the outstanding Term Loan B Securities in whole at a redemption price equal to the Outstanding Amount of such Term Loan B Securities being redeemed on such date plus the Applicable Premium. Any such redemption of the Term Loan B Securities shall be made in compliance with the notice and payment provisions set forth in clause (i) of this Section 2.05(a). On or after December 31, 2018, the Issuer may redeem the outstanding Term Loan B Securities, in whole or in part, without premium or penalty.” C. Section 2.05(a)(iii) of the Securities Agreement is hereby deleted in its entirety. 1.4 Amendments to Section 2.08: Interest A. Section 2.08(a) of the Securities Agreement is hereby amended and restated in its entirety to read as follows: “On and after the Fourth Amendment Effective Date, the aggregate principal amount of the Term Loan B Securities will be the Fourth Amendment Issue Price as set forth in the last sentence of Section 2.01 above and the principal amount of Term Loan B Securities will accrete at the Applicable Rate per annum as set forth in the definition of Applicable Rate, compounded quarterly, as set forth in Section 2.08(b).” 3 NTD: Issue price to be adjusted in connection with the Restructuring Proceedings but to reflect amount consistent with the terms described under the heading “Principal” in Part A. 1 of the Restructuring Term Sheet (Schedule 2 of the Restructuring Support Agreement). 4

1.5 Amendments to Article VII, Article VIII and Related Provisions A. In addition to the Amendments set forth herein, the Securities Agreement is hereby further amended to delete the stricken text (indicated textually in the same manner as the following example: stricken text) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the agreement attached as Annex I hereto. B. The amendments to the Securities Agreement provided in Sections 1.1(D), 1.5, 1.6 and 1.7 of the Second Amendment to the Securities Agreement, dated as of January 4, 2017, are hereby reversed and shall have no further force or effect. 1.6 Schedule 2.01: Commitment Schedule Schedule 2.01 of the Securities Agreement is hereby amended and restated to read as set forth in Schedule 2.01 attached hereto as Exhibit [ ]. 1.7 Release of New Guarantors Notwithstanding anything to the contrary contained herein or in the Securities Agreement, on the Fourth Amendment Effective Date, a “Reversion Triggering Event” shall be deemed to have occurred in accordance with Section 2.06 of the Delayed Draw Term Loan and in connection therewith, (i) the guarantee provide by the New Guarantors in respect of the Obligations shall be terminated and the joinder to the Securities Agreement set forth in Section 5 of the Securities Agreement shall cease to be in full force and effect and the Purchasers and the Agent each acknowledge that this release may be pleaded in bar to any suit, action or legal proceeding by any Purchaser or the Agent against the New Guarantors under the Securities Agreement and (ii) Group Parent shall cancel the Asset Contribution (as that term is defined in the Delayed Draw Term Loan) and all Security Interests (as defined in the Delayed Draw Term Loan) on any Applicable Asset (as defined in the Delayed Draw Term Loan) granted to or held by the Collateral Agent (as defined in the Delayed Draw Term Loan) under any Loan Document (as defined in the Delayed Draw Term Loan) shall be released substantially concurrently with the occurrence of the Fourth Amendment Effective Date.4 Section 2. CONDITIONS TO EFFECTIVENESS This Amendment shall become effective only upon the satisfaction, or waiver by Initial Purchaser, of all of the following conditions precedent (the date of satisfaction or waiver of such conditions being referred to herein as the “Fourth Amendment Effective Date”): A. The Agent shall have received counterparts of this Amendment duly executed by (1) the Issuer, (2) Group Parent, (3) each Guarantor and (4) the Required Purchasers. B. Issuer shall have paid the reasonable and documented fees and expenses of the Initial Purchaser and Agent in connection with this Amendment and the other documents executed in connection herewith, including, without limitation, all reasonable and documented legal fees of Kirkland & Ellis, LLP, Osler, Hoskin & Harcourt LLP, Alston & Bird LLP and MinterEllison, in each case to the extent invoiced at least one Business Day in advance of the Fourth Amendment Effective Date and to the extent required by, and in accordance with, Section 11.04(a) of the Securities Agreement. C. The Agent shall have received (i) to the extent generally available, a certificate as to the good standing of each Obligor as of a recent date, from the Secretary of State of the state of its organization or a similar Governmental Authority and (ii) a certificate of a Responsible Officer of each Obligor dated the Fourth Amendment Effective Date and certifying (A) to the effect that (w) attached thereto is a true and complete copy of the certificate or articles of incorporation or organization of such 4 NTD: This covenant will be included in the New Money ABL. 5

Obligor certified as of a recent date by the Secretary of State of the state of its organization, or in the alternative, certifying that such certificate or articles of incorporation or organization have not been amended since the Closing Date, and that such certificate or articles are in full force and effect, (x) attached thereto is a true and complete copy of the by-laws or operating agreements of each Obligor as in effect on the Fourth Amendment Effective Date, or in the alternative, certifying that such by-laws or operating agreements have not been amended since the Closing Date and (y) attached thereto is a true and complete copy of resolutions duly adopted by the board of directors, board of managers or member, as the case may be, of each Obligor authorizing the execution, delivery and performance of the Loan Documents to which such Obligor is a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect and (B) as to the incumbency and specimen signature of each officer executing any Loan Document on behalf of any Obligor and signed by another officer as to the incumbency and specimen signature of the Responsible Officer executing the certificate pursuant to this clause (B) or in the alternative, certifying that the incumbency and specimen signature for each officer executing any Loan Document on behalf of any Obligor has not changed since the Closing Date. D. The Agent shall have received a certificate signed by a Responsible Officer of the Issuer certifying as to the satisfaction of the conditions set forth in paragraphs (E) and (F) of this Section 2. E. After giving effect to the consummation of the transactions contemplated by the Restructuring Proceedings on or prior to the Fourth Amendment Effective Date, the representations and warranties of each Obligor contained in Article VI of the Securities Agreement and in Section 3 of this Amendment or in any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) as of such earlier date. F. Other than as disclosed in the Explanatory Statements, no Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Amendment. G. The Agent shall have received the executed legal opinion of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Issuer and the Guarantors, in form and substance reasonably satisfactory to the Initial Purchaser. H. [Each of the transactions contemplated under the Secured Creditors’ Scheme shall have become effective]5. I. The Agent shall have received a certificate signed by a Responsible Officer of the Issuer certifying as to the solvency of the Issuers and its Subsidiaries (in form and substance reasonably satisfactory to the Agent and the Required Purchasers) after giving effect to the consummation of the transactions referred to herein. J. The Agent shall have received a subordination agreement (in form and substance reasonably satisfactory to the Agent and the Required Purchasers) pursuant to which the unsecured guarantee provided by BLY IP Inc. of the obligations under the Existing Secured Notes as set forth in that certain First Supplemental Indenture dated as of [ ], 2017 shall be subordinated to the unsecured guarantee provided by BLY IP Inc. of the Obligations under the Securities Agreement. K. [An amendment or successor to the existing intercreditor agreement by and among [PNC Bank, National Association], the Agent, the Agent (as defined in the Term Loan Securities 5 To be updated in connection with closing. 6

Agreement) and the other parties thereto to reflect any amendments or modifications, including without limitation, amendments and modifications to the collateral and guarantee package to give effect to the Transactions.] L. (i) The Fourth Amendment to the Term Loan A Securities Agreement shall have been duly executed and delivered to the Agent, (ii) the Fourth Supplemental Indenture to the Senior Indenture, in form and substance reasonably satisfactory to the Required Purchasers, shall have been executed and delivered to the Agent, and (iii) the First Supplemental Indenture to the 2013 Secured Note Indenture, in form and substance reasonably satisfactory to the Required Purchasers, shall have been executed and delivered to the Agent. Section 3. ISSUER’S REPRESENTATIONS AND WARRANTIES In order to induce Initial Purchaser to enter into this Amendment and to amend the Securities Agreement in the manner provided herein, Issuer represents and warrants, on behalf of itself, each Obligor and each of their respective Subsidiaries to Initial Purchaser that the following statements are true and correct: A. Authorization; No Conflict. The execution and delivery of this Amendment and the performance by each Obligor of this Amendment have been duly authorized, and do not (i) conflict with any of such Obligor’s Organization Documents, (ii) contravene, conflict with, constitute a default under or violate any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case which is material to and applicable to or binding upon such Obligor or any of its property or to which such Obligor or any of its property is subject, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which such Obligor or any of its property or assets may be bound or affected, (iv) require any action by, filing, registration, or qualification with, or governmental approval from, any Governmental Authority (except such governmental approvals which have already been obtained and are in full force and effect and except for filings necessary to perfect liens created under the Loan Documents), or (v) constitute an event of default under any material agreement by which such Obligor is bound. No Obligor is in default under any agreement to which it is a party or by which it is bound in which the default could reasonably be expected to have a Material Adverse Effect. B. Binding Obligation. This Amendment has been duly executed and delivered by the Obligors and this Amendment is the legally valid and binding obligations of each Obligor, enforceable against each Obligor in accordance with their respective terms, except as may be limited by equitable principles and laws generally affecting creditors’ rights. C. Incorporation of Representations and Warranties From Securities Agreement. After giving effect to the consummation of the transactions contemplated by the Restructuring Proceedings on or prior to the Fourth Amendment Effective Date, the representations and warranties contained in Article VI of the Securities Agreement are and will be true and correct in all material respects on and as of the Fourth Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true and correct in all material respects on and as of such earlier date. D. Absence of Default. Other than as disclosed in the Explanatory Statements, no Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Amendment. E. The Obligations constitute “Designated Senior Indebtedness” and (or any comparable terms) under and as defined in the Senior Indenture and that the payment of all obligations in respect of the Securities (as defined in the Senior Indenture) are subordinated in right of payment to the prior payment in full of the Obligations, to the extent set forth in Article 12 of the Senior Indenture. Section 4. ACKNOWLEDGMENT AND CONSENT 7

Each Guarantor hereby acknowledges and agrees that any Loan Document to which it is a party shall continue in full force and effect and that all of its obligations thereunder shall be valid and enforceable (except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity) and shall not be impaired or limited by the execution or effectiveness of this Amendment. Each Guarantor represents and warrants that, after giving effect to the consummation of the transactions contemplated by the Restructuring Proceedings on or prior to the Fourth Amendment Effective Date, all representations and warranties contained in any Loan Document to which it is a party or otherwise bound are true and correct in all material respects on and as of the Fourth Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true and correct in all material respects on and as of such earlier date. Section 5. MISCELLANEOUS A. Reference to and Effect on the Securities Agreement and the Other Loan Documents. (i) On and after the Fourth Amendment Effective Date, each reference in the Securities Agreement to “this Agreement”, “hereunder”, “hereof, “herein” or words of like import referring to the Securities Agreement, and each reference in the other Loan Documents to the “Securities Agreement”, “thereunder”, “thereof or words of like import referring to the Securities Agreement shall mean and be a reference to the Securities Agreement, as amended by this Amendment. (ii) Except as specifically amended by this Amendment, the Securities Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed. (iii) The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of Initial Purchaser under, the Securities Agreement or any of the other Loan Documents. B. Headings. Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect. C. Applicable Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES. D. Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Amendment (other than the provisions of Section 1 hereof, the effectiveness of which is governed by Section 2 hereof) shall become effective upon the execution of a counterpart hereof by the Issuer, Required Purchasers and each of the Obligors. E. Authorization. By its signature below, each Initial Purchaser hereby (i) authorizes and directs the Administrative Agent to execute and deliver this Amendment, and (ii) confirms that as of the date hereof it 8 has taken no action to transfer, convey or assign its interest in the Term Loan B Securities held by it as of the initial issuance date. F. Waiver. Effective as of the Fourth Amendment Effective Date, each Initial Purchaser (y) hereby irrevocably waives any default or Event of Default which exists or may arise under the Securities Agreement as a result of the Restructuring Proceedings and the consummation thereof and (x) hereby agrees that notwithstanding anything set forth in the Securities Agreement to the contrary, the consummation of the transactions contemplated under the Restructuring Proceedings shall not constitute a Change of Control for purposes of the Securities Agreement. Section 6. RE-DOMICILE AMENDMENTS. Notwithstanding anything to the contrary contained herein or in the Securities Agreement, the Securities Agreement may be amended to permit the Issuer to be re-domiciled including pursuant to one or more related transactions to establish the Issuer as an entity (the “New Issuer”) organized in one or more of any of the United States, United Kingdom, Cayman Islands, Bermuda or any other country that is a member country of the European Union; provided that (i) the Issuer shall not be domiciled in Canada or any other jurisdiction, including the United Kingdom, that, at the time when documents effecting the re-domiciliation become binding on the Issuer, would reasonably be expected (at the time of re-domiciliation) to cause payments under the Loan Documents to any Purchaser to be subject to withholding tax, (ii) the guaranty and security interests provided to the Secured Parties by the New Issuer and the other Obligors, shall be acceptable to the Administrative Agent and the Initial Purchasers and (iii) in the event that the Issuer is re-domiciled in the United States, (x) prior to the re-domicile of the Issuer, the Issuer shall take such steps requested by the Initial Purchasers to ensure that the guaranty and security interests provided to the Secured Parties after giving effect to such re-domicile are acceptable to the Administrative Agent and the Initial Purchasers, including to cause the equity interests of any Obligor that after giving effect to such re-domicile would be prohibited under the terms of the Security Agreement from providing collateral and/or guarantees, whether as a result of tax consequences or otherwise, to be contributed or otherwise transferred to another subsidiary of the Group Parent to ensure that the collateral and guarantee from such Obligor is acceptable to the Administrative Agent and Initial Purchasers and (y) the Issuer shall take such steps requested by the Initial Purchasers to ensure that any indebtedness issued in the United States shall be in registered form. In connection with such amendments, the New Issuer will assume all obligations of the Issuer under the Securities Agreement. [Remainder of page intentionally left blank] 9

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above. Executed in accordance with section 127 of the Corporations Act 2001 by Boart Longyear Limited Director Signature Director/Secretary Signature Executed in accordance with section 127 of the Corporations Act 2001 by Boart Longyear Management Pty Limited Director Signature Director/Secretary Signature Longyear Canada, ULC By: Name: Title: Signed for Boart Longyear Canada by its Partners: Boart Longyear Alberta Limited By: Name: Title: Longyear Canada, ULC By: Name: Title: [signatures continue on next page] Fourth Amendment to Term Loan B Credit Agreement

Boart Longyear Manufacturing Canada Ltd. By: Name: Title: Executed in accordance with section 127 of the Corporations Act 2001 by Votraint No. 1609 Pty Limited Boart Longyear Australia Pty Limited Director Signature Director/Secretary Signature Longyear Holdings, Inc. Longyear TM, Inc. Boart Longyear Company Boart Longyear Manufacturing USA Inc. BLY IP Inc. By: Name: Title: [signatures continue on next page] Boart Longyear Suisse SARL By: Name: Title: By: Name: Title: [signatures continue on next page] Fourth Amendment to Term Loan B Credit Agreement

Boart Longyear Chile Limitada By: Name: Title: Boart Longyear Comercializadora Limitada By: Name: Title: [signatures continue on next page] Fourth Amendment to Term Loan B Credit Agreement

Boart Longyear S.A.C. By: Name: Title: [signatures continue on next page] Fourth Amendment to Term Loan B Credit Agreement

Executed in accordance with section 127 of the Corporations Act 2001 by BL DDL HOLDINGS PTY. LTD. Director Signature Director/Secretary Signature Executed in accordance with section 127 of the Corporations Act 2001 by BL DDL II HOLDINGS PTY. LTD. Director Signature Director/Secretary Signature Fourth Amendment to Term Loan B Credit Agreement

INITIAL PURCHASERS: CCP II Dutch Acquisition - ND2, B.V. By Name: Title: CCP Credit SC II Dutch Acquisition - ND, B.V. By Name: Title: Fourth Amendment to Term Loan B Credit Agreement

Acknowledged: WILMINGTON TRUST, NATIONAL ASSOCIATION, as Administrative Agent By: Name: Title: Second Amendment to Term Loan B Credit Agreement

Annex I

EXECUTION COPY K&F, Draft 5.2.17 TERM LOAN B SECURITIES AGREEMENT Dated as of October 22, 2014 among BOART LONGYEAR MANAGEMENT PTY LIMITED, as Issuer, CERTAIN AFFILIATES OF THE ISSUER IDENTIFIED HEREIN, as the Guarantors, and WILMINGTON TRUST, NATIONAL ASSOCIATION, as Administrative Agent

EXECUTION COPY TABLE OF CONTENTS Page ARTICLE I DEFINITIONS AND ACCOUNTING TERMS 46 1.1 Defined Terms. 16 1.2 Other Interpretive Provisions. 2744 1.3 Accounting Terms and Financial Ratios [Reserved]. 2744 1.4 Rounding. 2844 1.5 Times of Day. 2845 ARTICLE II THE COMMITMENTS AND CREDIT EXTENSIONS 3845 2.1 Term Loan B Securities. 2845 2.2 Issuance. 2845 2.3 Representations and Warranties of Each Purchaser. 2845 2.4 Reserved. 2945 2.5 Prepayments. 2945 2.6 Reserved. 3042 2.7 Repayment of Term Loan B Securities. 3042 2.8 Interest. 3042 2.9 Fees. 3148 2.10 Computation of Interest and Fees. 3148 2.11 Evidence of Debt. 3148 2.12 Payments Generally; Agent’s Clawback. 3242 2.13 Sharing of Payments by Purchasers. 3350 2.14 Reserved. 3350 2.15 Reserved. 3350 2.16 Reserved. 3350 2.17 Restriction on use of funds. 3350 ARTICLE III TAXES, YIELD PROTECTION AND ILLEGALITY 5451 3.1 Taxes. 3451 3.2 Reserved. 3652 3.3 Reserved. 3652 3.4 Increased Costs. 3652 3.5 Reserved. 3754 3.6 Mitigation Obligations. 3754 3.7 Survival. 3854 ARTICLE IV GUARANTY 2855 4.1 The Guaranty. 3855 4.2 Obligations Unconditional. 3855 4.3 Reinstatement. 3956 4.4 Certain Additional Waivers. 3956 4.5 Remedies. 4056 4.6 Rights of Contribution. 4052 4.7 Guarantee of Payment; Continuing Guarantee. 4052 4.8 Swiss Limitations. 4052 ARTICLE V CONDITIONS PRECEDENTS TO CREDIT EXTENSIONS 52 5.01 Signing Date-Conditions of Effectiveness. 4259

5.02 Funding Date. 45 ARTICLE VI REPRESENTATIONS AND WARRANTIES 4762 6.1 Status. 4762 6.2 Power. 4762 6.3 Corporate Authorizations. 4762 6.4 Corporate Benefit. 4762 6.5 Documents Binding. 4762 6.6 Transaction Permitted. 4762 6.7 Financial Reports. 4862 6.8 No Litigation. 4864 6.9 No Default. 4864 6.10 Authorization. 4964 6.11 No Misrepresentation. 4964 6.12 Copies of Documents. 4965 6.13 Title. 4965 6.14 Law. 5065 6.15 Trust. 5065 6.16 Corporate Structure Diagram. 5065 6.17 Taxes. 5065 6.18 Solvency. 5065 6.19 Pari Passu Ranking. 5065 6.20 No Immunity. 5065 6.21 Partnerships. 5066 6.22 No Material Adverse Effect. 5066 6.23 ERISA and Canadian Pension Plan Compliance. 5166 6.24 Margin Regulations; Investment Company Act. 5267 6.25 Foreign Asset Control Regulations; Anti-Money Laundering; Anti-Corruption Laws. 5267 6.26 Insurance. 5462 6.27 Intellectual Property; Licenses, Etc. 5462 6.28 Perfection of Security Interests in the Collateral. 5462 6.29 Business Locations; Taxpayer Identification Number. 5570 6.30 Quebec Based Collateral. 5570 6.31 Projections 5670 6.32 Tax Consolidated Group. 5671 6.33 GST Groups 5671 ARTICLE VII AFFIRMATIVE COVENANTS 5671 7.1 Reporting Undertakings. 5671 7.2 General Undertakings. 5972 7.3 [Reserved] 6976 7.4 Collateral Undertakings. 6976 7.5 Use of Proceeds [Reserved] 7077 7.6 ERISA Compliance [Reserved] 7077 7.7 Non U.S. Plan Compliance [Reserved] 7177 7.8 Tax Group After-Acquired Property. 7177 7.9 GST Group Impairment of Security Interest.. 7178 7.10 Maintenance of Properties 78 7.11 Further Instruments and Acts 72 7.12 Further Assurance. 79 2

ARTICLE VIII [RESERVED]NEGATIVE COVENANTS 7272 8.1 Limitation on Finance Debt 72 8.2 Limitation on Restricted Payments 82 8.3 Limitation on Restrictions on Distributions from Subsidiaries 84 8.4 Limitation on Sales of Assets and Subsidiary Stock 86 8.5 Limitation on Affiliate Transactions 86 8.6 Limitation on Line of Business 82 8.7 Limitation on Liens 82 8.8 Limitation on Sale/Leaseback Transactions 88 8.02 [Reserved] 88 8.10 Merger and Consolidation 88 8.11 Covenant Suspension. 22 ARTICLE IX EVENTS OF DEFAULT AND REMEDIES 7223 9.1 Events of Default. 7223 9.2 Remedies Upon Event of Default. 7725 9.3 Application of Funds. 7826 ARTICLE X ADMINISTRATIVE AGENT 2222 10.1 Appointment and Authority. 7922 10.2 Rights as a Purchaser. 8028 10.3 Exculpatory Provisions. 8028 10.4 Reliance by Agent. 81100 10.5 Delegation of Duties. 82100 10.6 Resignation of Agent. 82100 10.7 Non-Reliance on Agent and Other Purchasers. 83101 10.8 No Other Duties; Etc. 83101 10.9 Agent May File Proofs of Claim. 83101 10.10 Guaranty and Collateral Matters. 83102 ARTICLE XI MISCELLANEOUS 84103 11.1 Amendments, Etc. 84103 11.2 Notices; Effectiveness; Electronic Communications; English Language. 86104 11.3 No Waiver; Cumulative Remedies; Enforcement. 89102 11.4 Expenses; Indemnity; and Damage Waiver. 89102 11.5 Payments Set Aside. 91102 11.6 Successors and Assigns. 91102 11.7 Treatment of Certain Information; Confidentiality. 93111 11.8 Set-off. 94112 11.9 Interest Rate Limitation. 95113 11.10 Counterparts; Integration; Effectiveness. 95113 11.11 Survival of Representations and Warranties. 96114 11.12 Severability. 96114 11.13 Reserved. 96114 11.14 Governing Law; Jurisdiction; Etc. 96114 11.15 Waiver of Right to Trial by Jury. 97115 11.16 No Advisory or Fiduciary Responsibility. 98115 11.17 Electronic Execution of Assignments and Certain Other Documents. 98116 11.18 USA PATRIOT Act Notice. 98116 11.19 Judgment Currency. 98116 3

11.20 PPS Law Further Assurances. 99117 11.21 Joint and Several Obligations 100118 11.22 Chilean Appointment of Security Agent. 100118 11-23 PPSA (Australia). 119 4

SCHEDULES 2.01 Commitments and Applicable Percentages 6.16 Corporate Structure Diagram 6.24 Certain ERISA Matters 6.26 Insurance 6.27 IP Rights 6.29(a) Real Property Locations 6.29(b) Equipment and Inventory Locations 6.29(c) Chief Executive Office, Etc. 6.29(d) Mergers; Organizational Changes 6.29(e) Deposit and Investment Accounts 7.02(w) Post-Closing Covenants 11.02 Certain Addresses for Notices EXHIBITS 2.02 Form of Request for Credit Extension 2.11(a) Form of Note 7.01 Form of Compliance Certificate 7.02(p)(1) Form of Joinder Agreement 11.06(b) Form of Assignment and Assumption 11.06(b)(iv) Form of Administrative Questionnaire 5

EXECUTION COPY CREDIT AGREEMENT This CREDIT AGREEMENT is entered into as of October 22, 2014 among BOART LONGYEAR MANAGEMENT PTY LIMITED (ABN 38 123 283 545), a corporation incorporated under the laws of the Commonwealth of Australia (the “Issuer”), and BOART LONGYEAR LIMITED (ABN 49 123 052 728), a corporation incorporated under the laws of the Commonwealth of Australia (the “Group Parent”) as a Guarantor, and the other Guarantors (defined herein), the Purchasers (defined herein) and Wilmington Trust, National Association, as Agent. The Issuer has requested that the Purchasers purchase on the Funding Date the Fully Accreted Amount of the Issuer’s term loan securities for the purposes set forth herein at an issue price of up to $105,000,000, and the Purchasers are willing to do so on the terms and conditions set forth herein. In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows: ARTICLE I DEFINITIONS AND ACCOUNTING TERMS 1-01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below: “2013 Secured Note Indenture” means that certain Indenture dated as of or about September 18, 2013 among the Obligors and U.S. Bank National Association, as trustee and as collateral agent pursuant to which the Obligors shall issue senior secured notes due 2018. as amended or supplemented from time to time and shall include the 12-0%/10-0% Senior Secured PIK Topple Notes due 2022 issued pursuant to the first supplemental indenture thereto. dated as of [ ], 2017. “Accreted Value” means, as of any date of determination, the sum of (a) the issue price of Term Loan B Securities purchased by the Purchasers on the Funding Date and (b) the accretion of principal amount in respect of the Term Loan B Securities as determined in accordance with Section 2.08. “Act” has the meaning specified in Section 2.03(a). “Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month), or (ii) if such release (or successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Administrative Questionnaire” means an Administrative Questionnaire in substantially the form of Exhibit 11.06(b)(iv) or any other form approved by the Agent. “Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Affiliate Transaction” has the meaning specified in Section 8.05(a). “After-Acquired Property” means any property of the Issuer or any Guarantor acquired after the Signing Date that is intended to secure the Obligations pursuant to this Agreement and the Collateral Documents. “Agent” means Wilmington Trust, National Association, in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent. “Agent Fee Letter” means that certain letter agreement dated on or about the date hereof between the Issuer and Wilmington Trust, National Association relating to certain fees payable by the Issuer to Wilmington Trust, National Association, in the capacity as “Agent” under this Agreement. “Agent Parties” has the meaning specified in Section 11.02(c). “Agent’s Office” means the Agent’s address and, as appropriate, account as set forth on Schedule 11.02 or such other address or account as the Agent may from time to time notify to the Issuer and the Purchasers. “Agreed Security Principles” means that no Security Interest on, or collateral security interest with respect to, any equity interests of one or more Non-U.S. Subsidiaries or any assets or properties of one or more Obligors located outside of the United States shall be required if any such Security Interest or collateral security interest: (A) shall violate applicable Law (including corporate benefit, financial assistance, fraudulent preference, thin capitalization rules and similar laws or regulations which limit the ability to provide collateral security on local assets or properties), (B) would reasonably be expected to (i) result in a material adverse tax consequence to any Obligor or any Subsidiary thereof, (ii) violate or conflict with any fiduciary duties of officers or directors of such Obligor or (iii) result in a risk of personal or criminal liability of any officer or director of such Obligor (it being understood and agreed that the Obligors shall use their commercially reasonable efforts to avoid or mitigate such limitations, and any such limitation shall be no more than the minimum required by applicable Law) or (C) in the reasonable determination of the Initial Purchaser, would result in costs (including in the nature of stamp duties, notarization, registration or other costs) that are disproportionate to the benefit afforded thereby, or that cause such benefit to be otherwise unavailable in a practicable manner. “Agreement” means this Term Loan Securities Agreement. “Agreement Currency” has the meaning specified in Section 11.19. “AIFRS” means Australian equivalents of the International Financial Reporting Standards as in effect on September 27, 2013- “Annual Capex Amount” means an amount not to exceed the greater of (i) $50,000,000 and (ii) 6% of the Company’s revenue for the trailing twelve month period ending on any such date of determination; provided that to the extent that the Company’s revenue growth exceeds 0% for such trailing twelve month period (the “Growth Component”), then the Annual Capex Amount for the following twelve 2 month period shall be increased by multiplying such amount by (1) 100% plus (2) the Growth Component (which for clarification purposes means that in the event the trailing twelve month period revenue growth is 5.0%, the Annual Capex Amount of $50,000,000 would be increased to $52,500,000 (e.g. the product of $50,000,000 and 105%); provided further that notwithstanding anything herein to the contrary, the Annual Capex Amount for 2015 shall be $50,000,000. “Anti-Corruption Laws” has the meaning specified in Section 6.25(b)(i). “Applicable Percentage” means with respect to any Purchaser at any time, the percentage (carried out to the ninth decimal place) obtained by dividing (x) the outstanding principal balance of the Term Loan B Securities held by such Purchaser by (y) the aggregate outstanding principal balance of the Term Loan B Securities. The initial Applicable Percentage of each Purchaser is set forth opposite the name of such Purchaser on Schedule 2.01 or in the assignment agreement pursuant to which such Purchaser becomes a party hereto, as applicable. “Applicable Premium” means, with respect to the Outstanding Amount of the Term Loan B Securities at any redemption date, the excess of (i) the projected Accreted Value as of the Maturity Date in respect of such Outstanding Amount of the Term Loan B Securities, discounted back to the date of determination using a discount rate equal to the Adjusted Treasury Rate, over (ii) the Accreted Value as of the date of determination in respect of such Outstanding Amount of the Term Loan B Securities. “Applicable Rate” means until the delivery of the Financial Reports for the first full fiscal quarter following the Funding Date pursuant to Section 7.01(a)(i) or (a)(ii), as applicable, 12% per annum and thereafter the following percentage per annum based on the Issuer’s EBITDA as of the end of the most recent four fiscal quarter period as set forth on the most recent Compliance Certificate delivered pursuant to Section 7.01(a)(iii): Pricing Level EBITDA Applicable Rate I > $200,000,000 11.00% II < $200,000,000 12.00% Any increase or decrease in the Applicable Rate resulting from a change in the Issuer’s EBITDA shall become effective as of the first Business Day immediately following the date on which a Compliance Certificate is the financial statements are delivered pursuant to Section 7.01(a)(iiiii); provided that (a) in the event that the Issuer fails to deliver a Compliance Certificate financial statements in accordance with Section 7.01(a)(iiiii), the Applicable Rate shall automatically be deemed to be the Applicable Rate of Pricing Level II and (b) as of the first Business Day after any Default or Event of Default shall have occurred and be continuing, the Applicable Rate shall automatically be deemed to be the Applicable Rate of Pricing Level II until such time as such Default or Event of Default shall no longer be continuing. “Approved Assignee” means any assignee approved by the Initial Purchaser; provided that none of the Issuer, any of the Issuer’s Affiliates, Subsidiaries, bona fide competitors, material customers, material suppliers or any natural person shall be an Approved Assignee. “Asset Disposition” means aany sale, lease or sublease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer, license or other disposition to, or any exchange of property with, any Person, in one transaction or a series of transactions, of all or any part of any of the Issuer’s or any of its Subsidiaries’ businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, including, without limitation, the Equity 3

Interests of the Issuer or any of its Subsidiaries, other than inventory sold in the ordinary course of business. For purposes of clarification, “Asset Disposition” shall include (i) the sale or other disposition for value of any contracts and (ii) the early termination or modification of any contract resulting in the receipt by the Issuer or any of its Subsidiaries of a cash payment or other consideration in exchange for such event (other than payments (or series of related sales, leases, transfers or dispositions) by the Parent or any Subsidiary. including any disposition by means of a merger, amalgamation, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”). of (1) any Equity Interests of a Subsidiary (other than directors’ qualifying shares or shares required by applicable law to he held by a Person other than the Parent or a Subsidiary): (2) all or substantially all the assets of any division or line of business of the Group Parent or any Subsidiary; or (3) any other assets of the Group Parent or any Subsidiary outside of the ordinary course of business of the Group Parent or such Subsidiary: other than. in the cases of clauses (1), (2) and (3) above, (i) a disposition by a Subsidiary to the Group Parent or by the Group Parent or a Subsidiary to a Subsidiary (other than the Swiss Security Provider), (ii) for purposes of Article VIII only. (x) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by Section 8.02. and (y) a disposition of all or substantially all the assets of the Group Parent or the Issuer in accordance with Section 8.10. (iii) a disposition of assets or Equity Interests with a Fair Market Value of less than $5.0 million: (iv) dispositions of obsolete or worn-out assets no longer used or useful in the business as then being conducted: (v) trade-ins or exchanges of equipment or other fixed assets for other assets of equivalent value: (vi) dispositions of past due accounts receivable or notes receivable in the ordinary course of business: (vii) a disposition of cash or Cash Equivalents. (viii) the creation of a Security Interest (but not the sale or other disposition of the property subject to such Security Interest) and (ix) dispositions by Group Parent or a Subsidiary to the Swiss Security Provider in respect of refunds. returns and warranties in the ordinary course for accrued and unpaid amounts due through the date of termination or modification). “Asset Disposition Prepayment Event” means any Asset Disposition of any asset or property that does not constitute Bank Priority Collateral (as defined in the Intercreditor Agreement), to the extent the Net Cash Proceeds of such disposition both (i) exceeds $2.500.00010.000.000 in any fiscal year and (ii) is not reinvested in the costs of replacement of the properties or assets that are the subject of such sale or disposition or the cost of purchase or construction of other productive assets useful in the business of the Issuer or its Subsidiaries (but excluding working capital) within twelve. (12) months ofused for one of the following purposes within 365 days after the date of receipt of such Net Cash Proceeds; provided that (x) all reinvestments that are subject to a legally binding commitment that the Issuer or such Subsidiary entered into (A) within twelve (12) months of the date of receipt of such Net Cash Proceeds and (B) when, at the time such legally binding commitment was entered into, no Default or Event of Default was continuing, shall be permitted so long as any such reinvestment occurs no later than eighteen (18) months of the date of receipt of such Net Cash Proceeds and (y) the Issuer must deliver to the Agent an officer’s certificate setting forth in reasonable detail a description of any such portion of the Net Cash Proceeds that the Issuer or its Subsidiaries intends to reinvest, along with any additional information that the Agent or the Required Purchasers may reasonably request; provided further that neither the Issuer nor any of its Subsidiaries may make any Asset Disposition or reinvestment as provided above so long as any Default or Event of Default shall have occurred and be continuing. In addition, the Issuer shall, no later than twelve (12) months after the receipt of such: (a) within twelve (12) months of the date of receipt of such Net Cash Proceeds. permanently reduce (x) any Finance Debt of the Issuer or a Guarantor that in each case is secured by a Security Interest on the Bank Priority Collateral that is prior to the Security Interest on the Bank Priority Collateral in favor of the Purchasers of the Term Loan B Securities or (y) any Finance Debt of a Subsidiary that is not a Subsidiary Guarantor. (and. in 4 the case of revolving obligations under clauses (x) or (y), to correspondingly reduce commitments with respect thereto), in each case other than Finance Debt. owed to the Issuer, a Guarantor or another Subsidiary: (b) make (a) an investment in any one or more businesses: provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or a Subsidiary. as the case may he. owning an amount of the Capital Stock of such business such that it constitutes a Subsidiary. (b) capital expenditures or (c) acquisitions of other assets. in each of (a), (b) and (c), used or useful in a Related Business: and/or (c) make an investment in Replacement Assets. Any Net Cash Proceeds that have not theretofore been applied to the Obligations or that have not been so reinvested, or committed, to be reinvested as provided, above, make an additional from an Asset Disposition of any asset or property that. does not constitute Bank Priority Collateral that. is not invested or applied as provided in the immediately preceding paragraph within 265 days from the date of receipt shall he deemed to constitute “Excess Proceeds”: provided that. if during such 265-day period Group Parent. the Issuer or a Subsidiary enters into a definitive binding agreement committing it to apply such Net Cash Proceeds in accordance with the requirements of clause (b) or (c) above after such 265th day. such 265-day period will he extended with respect to the amount of Net Cash Proceeds so committed for a period not to exceed 180 days until such Net Cash Proceeds are required to he applied in accordance with such agreement (or, if earlier. until termination of such agreement). When the aggregate amount Excess Proceeds exceeds $25.0 million. the Issuer shall make a prepayment of the Term Loan B Securities in the full amount of all such Net Cash Proceeds that are not applied to the Obligations or reinvested or committed to be reinvested in accordance with the terms hereof or applied to the Existing Secured Notes to the extent required by the 2013 Secured Note Indenture; provided that any Net Cash Proceeds that have been committed to be reinvested shall actually be reinvested within eighteen (18) months of the receipt of such Net Cash Proceeds or the Issuer shall make an additional prepayment of the Term Loan B Securities in the full amount of all such Net Cash Proceeds that are not applied. to the Obligations or reinvested or committed to be reinvested. in accordanceExcess Proceeds in accordance with Section 2.05(b)(ii) or applied to the Existing Secured Notes to the extent required by the 2013 Secured Note Indenture within 20 days after the date that. Excess Proceeds exceed $25.0 million. “Assignment and Assumption Agreement” means an assignment and assumption agreement entered into by a Purchaser and an assignee (with the consent of any party whose consent is required by Section 11.06(b)), and accepted by the Agent, in substantially the form of Exhibit 11.06(b) or any other form approved by the Agent. “Associate” in relation to an entity means: (a) a Related Entity of that entity; (b) an entity, or the trustee or manager of a trust, which has a Controlling Interest in that entity or a Related Entity of that entity; (c) a Related Entity of an entity included in clauses (b) or (e); (d) a director of that entity or of an entity included in clauses (a), (b) or (c) or of the manager or of the trustee of any trust included in clauses (a), (b) or (c) or a spouse, child, parent or sibling of that director; (e) a corporation, or the trustee or manager of a trust, in which one or more entity or Person mentioned in clauses (a), (b), (c), (d), (e), (f) or (g) alone or together has a Controlling Interest; (f) the trustee of a discretionary trust of which an entity or Person included in clauses (a), (b), (c), (d), (e) or (g) is a beneficiary (whether or not through one or more other discretionary trusts); or (g) an entity of which a director of that entity or a Related Entity of that entity is also a director. For the purposes of this definition: (i) where a Person is a beneficiary of a discretionary trust, that Person will be taken to own, and control, all the assets of that trust; (ii) director has the meaning given in the Corporations Act 2001 (Cth) (Australia); and (iii) a Person has a Controlling Interest in a corporation or trust if: (A) the corporation or its directors, or the trustee or manager of the 5 trust or its directors, are accustomed, or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of that Person or of that Person in concert with others; or (B) the Person has a relevant interest (as defined in the Corporations Act 2001 (Cth) (Australia)) in total in more than 20% of the issued or voting shares, units or other interests in the corporation or trust (in number, voting power or value), or would have that relevant interest if any rights were exercised to subscribe for, or acquire or convert into, shares, units or other interests which are issued or unissued. The definition of relevant interest applies as if units or other interests were shares. “Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in such transaction) of the obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended): provided. however. that if such Sale/Leaseback Transaction results in a Capital Lease Obligation. the amount of Finance Debt represented thereby will he determined in accordance with the definition of “Capital Lease Obligation”. “Authorization” includes: (a) any consent, authorization, registration, filing, lodgement, agreement, notarization, certificate, permission, license, approval, authority or exemption from, by or with a Governmental Authority; or (b) in relation to anything which will be fully or partly prohibited or restricted by Law if a Governmental Authority intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action. “Bankruptcy Law” means Title 11 of the United States Code. the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada). the Winding-Up and Restructuring Act (Canada). the Australian Bankruptcy Act of 1266. Australian Corporations Act, in each case. as amended. or any similar federal. foreign. or state or provincial laws of the United States. Australia. Canada or Switzerland for the relief of debtors. “Bank Priority Collateral” has the meaning specified in the Intercreditor Agreement. “Bill” means a Bill of Exchange as defined in the Bills of Exchange Act 1909. “Bonds” has the meaning specified in Section 10.01. “Borrowing” means the purchase of the Term Loan B Securities by the Purchasers in accordance with their Commitment thereto, pursuant to Section 2.01. “Business” means the business of: (a) providing contract drilling services for the extraction of rock, soil and water samples; and (b) the manufacture of capital equipment and consumables for the drilling industry. “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Agent’s Office is located. “Canadian Benefit Plans” means any plan, agreement, fund, program, practice or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, supplemental pension, retirement or savings benefits, under which any Obligor has any liability with respect to any current or former employee, officer, director or contractor employed in Canada (or any spouses, dependents, survivors or beneficiaries of any such persons), including any Canadian Pension Plans but excluding any statutory benefit plans which the Obligor is required to participate in or comply with, such 6 as the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation. “Canadian Defined Benefit Plan” means any Canadian Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada), excluding any Canadian Multi-Employer Plans, whether existing on the Signing Date or which would be considered a Canadian Defined Benefit Plan if assumed, adopted or otherwise participated in or contributed to by any Obligor thereafter. “Canadian Multi-Employer Plan” means any Canadian Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada) and to which any Obligor is required to contribute pursuant to a collective agreement or participation agreement and which is not maintained or administered by the Obligor, whether existing on the Signing Date or which would be considered a Canadian Multi-Employer Plan if assumed, adopted or otherwise participated in or contributed to by the Obligor thereafter. “Canadian Pension Plan” means any Canadian Defined Benefit Plan and any Canadian Multi-Employer Plan. “Canadian Pension Termination Event” means the occurrence of any of the following: (i) the board of directors of any Obligor passes a resolution to terminate or wind up in whole or in part any Canadian Defined Benefit Plan or otherwise the Obligor initiates any action or filing to voluntarily terminate or wind up in whole or in part any Canadian Defined Benefit Plan; (ii) the institution of proceedings by any Governmental Authority to terminate in whole or in part any Canadian Defined Benefit Plan, including notice being given by the Superintendent of Financial Services or another Governmental Authority that it intends to order a wind up in whole or in part of any Obligor’s Canadian Defined Benefit Plan; (iii) there is a cessation of required contributions to the fund of a Canadian Defined Benefit Plan by any Obligor (other than a cessation of contributions that is due to an administrative error that is corrected); (iv) the receipt by any Obligor of correspondence from any Governmental Authority related to the likely wind-up or termination (in whole or in part) of any Canadian Defined Benefit Plan; (v) the wind-up or termination (in whole or in part) of a Canadian Defined Benefit Plan; (vi) the appointment by any Governmental Authority of a replacement administrator or trustee to wind up or terminate (in whole or in part) a Canadian Defined Benefit Plan; (vii) the withdrawal of any Obligor from a Canadian Multi-Employer Plan where any additional contributions by the Obligor are triggered by such withdrawal; (viii) any statutory deemed trust or lien, other than a Permitted Security InterestLien, arises in connection with a Canadian Pension Plan or (ix) an event respecting any Canadian Pension Plan which could result in the revocation of the registration of such Canadian Pension Plan or which could otherwise reasonably be expected to adversely affect the tax status of any such Canadian Pension Plan. Notwithstanding anything to the contrary herein, a Canadian Pension Termination Event shall not include any event that relates to the partial wind-up or termination of solely a defined contribution component of a Canadian Defined Benefit Plan. “Capital Expenditures” means expenditures made to acquire, maintain or extend the useful life of capital assets such as real property, buildings, fixtures and equipment, including any such expenditures consisting of capital leases; provided, however, that Capital Expenditures shall not include any such expenditures (i) for replacements, repairs or acquisitions of capital assets, to the extent made with the proceeds of property insurance or (ii) for replacements, repairs or acquisitions of capital assets, to the extent made with proceeds from Asset Dispositions permitted hereunder. 7

“Capitalization Ratio” on any day means the ratio of: (a) the Group’s total Finance Debt determined on a consolidated basis at that time to (b) the sum of: (i) the Group’s total Finance Debt determined on a consolidated basis plus (ii) the consolidated shareholders funds of the Group as shown in the Latest Financial Reports, at that time. “Capital Lease Obligation” means an obligation that, is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with AIFRS. and the amount of Finance Debt represented by such obligation shall he the capitalized amount of such obligation determined in accordance with AIFRS; and the stated maturity thereof shall he the date of the last payment, of rent or any other amount due under such lease prior to the first date upon which such lease may he terminated by the lessee without payment of a penalty. For purposes of Section 8.07. a Capital Lease Obligation will he deemed to he secured by a Security Interest on the property being leased. “Capital Stock” means: (1) in the case of a corporation. corporate stock: (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock: (3) in the case of a partnership or limited liability company. partnership or membership interests (whether general or limited): and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but, excluding from all of the foregoing any debt, securities convertible into Capital Stock. whether or not such debt securities include any right of participation with Capital Stock. “Cash Equivalents” means any of the following: (1) Dollars. Australian dollars. pounds sterling or euros: 2) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof: “Cash Equivalents” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group or Moody’s Investors Service- Inc.; (c)(3) investments in demand and time deposit accounts. certificates of deposit, time and money market deposits, overnight bank deposits or bankers’ acceptances maturing within one (1) year fromof the date of acquisition thereof issued by anya bank or trust company which is organized under the laws of the United States or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (d) repurchase obligations of any commercial bank satisfying the requirements of clause (c) of this definition or recognized securities dealer having combined capital and surplus of not less than $250,000,000, having a term of not more than seven days, with respect to securities satisfying the criteria in clauses (a) or (c) above, (e) debt securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (c) above andof America. any State thereof or any foreign country recognized by the United States of America. and which hank or trust company has capital. surplus and undivided 8 profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstandiing debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) or reasonably equivalent ratings of another internationally recognized ratings agency or any money-market fund sponsored by a registered broker dealer or mutual fund distributor; (4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1) and (2) above entered into with a hank meeting the qualifications described in clause (2) above: (5) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Group Parent) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is marie of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P’s Ratings Group (or reasonably equivalent ratings of another internationally recognized ratings agency): (6) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America. or by any political subdivision or taxing authority thereof. and rated at least “A” by S&P’s Ratings Group or “A” by Moody’s: (f7) investments in money market funds that invest substantially all of whosetheir assets are invested in securities of the types of assets described in clauses (al) through (e5) above;=anri “Casualty Event” means, with respect to any equipment, fixed assets or real property (including any improvements thereon) of the Issuer or any of its Subsidiaries, any loss of or damage to, or any condemnation or other taking by a Governmental Authority of, such property, the date on which the Group Parent, the Issuer or any of its Subsidiaries receives insurance proceeds or proceeds of a condemnation award or any other compensation to replace or repair such property, to the extent the Net Cash Proceeds of such Casualty Event both (i) exceeds $2,500,000 in any fiscal year and (ii) is not reinvested in the costs of replacement of the properties or assets (other than working capital) that are the subject of such casualty loss or condemnation or the cost of purchase or construction of other productive assets useful in the business of the Issuer or its Subsidiaries within twelve (12) months of the date of receipt of such Net Cash Proceeds; provided that (x) all reinvestments that are subject to a legally binding commitment that the Issuer or such Subsidiary entered into (A) within twelve (12) months of the date of receipt of such Net Cash Proceeds and (B) when, at the time such legally binding commitment was entered into, no Default or Event of Default was continuing, shall be permitted so long as any such reinvestment occurs no later than eighteen (18) months from the date of receipt of such Net Cash Proceeds and (ii) the Issuer must deliver to the Agent an officer’s certificate setting forth in reasonable detail a description of any such portion of the Net Cash Proceeds that the Issuer or its Subsidiaries intends to reinvest, along with any additional information that the Agent or the Required Purchasers may reasonably request; provided further that neither the Issuer nor any of its Subsidiaries may make any such reinvestment so long as any Default or Event of Default shall have occurred and be continuing. In addition, the Issuer shall, no later than twelve (12) months after receipt of such Net Cash Proceeds that have not theretofore been applied to the Obligations or that have not been so reinvested or committed to be reinvested as provided above, make an additional prepayment of the Term Loan B Securities in the full amount of all such Net Cash Proceeds that are not applied to the Obligations or reinvested or committed to be reinvested in accordance with the terms hereof; provided that any Net Cash Proceeds that have been committed to be reinvested shall actually be reinvested within eighteen (18) months of the receipt of such Net Cash Proceeds or the Issuer shall make an additional prepayment of the Term Loan B Securities in the full amount of all such Net Cash Proceeds that 9 are not applied to the Obligations or reinvested or committed to be reinvested in accordance with Section (8) in the case of Investments by any Subsidiary that is a Non-U.S. Subsidiary. (x1 such local currencies in those countries in which such Non-U.S. Subsidiary transacts business from time to time in the ordinary course of business and (y) Investments of comparable tenor and credit quality to those described in the foregoing clauses (1) through (7) customarily utilized in countries in which such Non-TT.S. Subsidiary operates for short-term cash management, purposes. “CCP II” means CCP II Dutch Acquisition - E2, B.V. “Certifying Officer” in respect of an Obligor incorporated or registered in the United States or Canada means any director, secretary, president, chief executive officer, chief financial officer, treasurer or chief accounting officer (or any other title for a substantially equivalent role which replaces any of the above titles from time to time). “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued. “Change of Control” means the occurrence of any of the following events: (a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)), other than the Purchasers or their Affiliates, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 2550% of the total voting power of the Voting Stock of the Group Parent; (b) the adoption of a plan relating to the liquidation or dissolution of the Group Parent or the Issuer; c) the merger-or, consolidation or amalgamation of the Group Parent with or into another Person or the merger or amalgamation of another Person with or into the Group Parent, or the sale of all or substantially all the assets of the Group Parent (determined on a consolidated basis) to another Person other than any such transaction involving a merger-or. consolidation or amalgamation where (A) the outstanding Voting Stock of the Group Parent is converted into or exchanged for Voting Stock of the surviving or transferee corporation and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 25% of the total Voting Stock of the surviving or transferee corporation; 10

(d) the Group Parent ceases to own beneficially or of record, all of the Capital Stock of the Issuer provided, however, that no merger or amalgamation of the Issuer or the Parent with or into another person effected to change the domicile of the Issuer or the Parent. as applicable. shall he a Change of Control: and provided further. that the foregoing definition of “Change of Control” shall apply only to such events occurring after [ ].1 d) the Group Parent ceases to own beneficially or of record, all of the capital stock or other equity interests of the Issuer; (e) the occurrence of a “change of control” (or similar event, however denominated) shall occur under any indebtedness for borrowed money of the Issuer or its Subsidiaries, in each case with an aggregate outstanding principal amount in excess of $20,000,000; or (f) during any period of six (6) consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Group Parent cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, (x) in the case of both clause (ii) and clause (iii), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors and (y) a change in the composition of the board of directors arising pursuant to Division 9 of Part 2G.2 of the Corporations Act and in particular, sections 250U—250X ). or purposes hereof, “Voting Stock” of a Person means outstanding capital stock or other equity interestsEquity Interests that are normally entitled to (without regard to the occurrence of any contingency) to vote in the election of such Person’s directors, managers or trustees. “Change of Control Offer” has the meaning specified in Section 2.05(b)(i). “Change of Control Payment” has the meaning specified in Section 2.05(b)(i). “Change of Control Payment Date” has the meaning specified in Section 2.05(b)(i). “Chilean Obligors” has the meaning specified in Section 11.22(a). “Chilean Pledges” has the meaning specified in Section 11.22(a). “Collateral” means a collective reference to all property with respect to which Security Interests in favor of the Agent, for the benefit of itself and the other holders of the Secured Obligations, are purported to be granted pursuant to and in accordance with the terms of the Collateral Documents. 1 [ ] to he the date of emergence. 11

( “Collateral Agent” means Wilmington Trust, National Association, in its capacity as collateral agent under any of the Loan Documents, or any successor collateral agent. “Collateral Documents” means a collective reference to the Security Agreement, the Mortgages, each Canadian security and pledge agreement or hypothec executed in favor of the Agent for the benefit of the holders of the Secured Obligations by each of the Obligors, each general security deed and share mortgage executed by the Australian Obligors and other security documents as may be executed and delivered by any Obligor pursuant to the terms of Section 7047.08 or any of the Loan Documents. “Commitment” means, as to each Purchaser, its obligation to purchase the Term Loan B Securities pursuant to Section 2.01 in the amount set forth opposite such Purchaser’s name on Schedule 2.01; provided that each Purchaser’s Commitment shall immediately be automatically reduced by the amount of such Purchaser’s Commitment that is not used by the Issuer on the Funding Date to purchase the Existing Secured Notes pursuant to, and in accordance with, the Secured Notes Tender Offer. ( “Collateral Agent” means Wilmington Trust, National Association, in its capacity as collateral agent under any of the Loan Documents, or any successor collateral agent. Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement with respect to commodity prices. “Comparable Treasury Issue” means the United States Treasury security reasonably selected by the Agent as having a maturity comparable to the remaining term of the Term Loan B Securities from the redemption date to the Maturity Date, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to the Maturity Date. “Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Initial Purchaser, Reference Treasury Dealer Quotations for such redemption date. “Compliance Certificate” means a certificate substantially in the form of Exhibit 7.01. “Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes. “Consolidated Coverage Ratio” as of any date of determination means the ratio of (xl the aggregate amount of EBITDA for the period of the most recently ended four consecutive fiscal quarter period for which financial statements are publicly available to (y) Consolidated Interest Expense for such four fiscal quarter period: provided. however. that: (a) if the Group Parent or any Subsidiary has Incurred any Finance Debt (other than Finance Debt incurred in the ordinary course of business for working capital purposes pursuant to a revolving credit facility) since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Finance Debt, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Finance Debt as if such Finance Debt had been Incurred on the first day of such period: 12

(b) if the Group Parent or any Subsidiary has repaid. repurchased. defeased or otherwise discharged any Finance Debt since the beginning of such period or if any Finance Debt is to he repaid. repurchased, defeased or otherwise discharged (in each case other than Finance Debt Incurred under any revolving credit, facility unless such Finance Debt has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio. EBITDA and Consolidated Interest Expense for such period shall he calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Group Parent or such Subsidiary had not earned the interest income actually earned during such period in respect of cash or Cash Equivalents used to repay. repurchase. defease or otherwise discharge such Finance Debt: (c1 if since the beginning of such period the Group Parent or any Subsidiary shall have made any Asset, Disposition (including. for purposes of this clause (c), discontinued operations as determined in accordance with AIFRS1. EBITDA for such period shall he reduced by an amount, equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period. or increased by an amount equal to EBITDA (if negative). directly attributable thereto for such period and Consolidated Interest Expense for such period shall he reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Finance Debt of the Group Parent or any Subsidiary repaid. repurchased, defeased or otherwise discharged with respect to the Group Parent and its continuing Subsidiaries in connection with such Asset Disposition for such period (or. if the Equity Interests of any Subsidiary is sold. the Consolidated Interest Expense for such period directly attributable to the Finance Debt of such Subsidiary to the extent the Group Parent and its continuing Subsidiaries are no longer liahle for such Finance Debt after such sale): (d) if since the beginning of such period the Group Parent or any Subsidiary (by merger. amalgamation or otherwise) shall have made an Investment in any Subsidiary (or any Person which becomes a Subsidiary) or an acquisition of assets. including any acquisition of assets occurring in connection with a transaction requiring a calculation to he made hereunder. which constitutes all or substantially all of an operating unit of a business. EBITDA and Consolidated Interest Expense for such period shall he calculated after giving pro forma effect thereto (including the Incurrence of any Finance Debt) as if such Investment or acquisition had occurred on the first day of such period: (e) pro forma calculations under clauses (c1 and (d) above may include any pro forma expense and cost reductions that (i) would he permitted pursuant to Article IX of Regulation S-X or (ii) have been realized or for which steps necessary for realization have been taken or are reasonably expected to he taken within 12 months: provided that such adjustments are set forth in an officer’s certificate signed by the Group Parent’s chief financial officer that states (A1 the amount of such adjustment or adjustments and (B1 that such adjustment or adjustments are based on the reasonable and good faith belief of such officer at the time of the execution: and (f) if since the beginning of such period any Person (that subsequently became a Subsidiary or was merged or amalgamated with or into the Group Parent or any Subsidiary since the beginning of such period) shall have made any Asset Disposition. any Investment or acquisition of assets that would have required an adjustment pursuant to clause (c) or (d) 13 above if made by the Group Parent or a Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall he calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Finance Debt Incurred in connection therewith, the pro forma calculations shall he determined in good faith by a responsible financial or accounting officer of the Group Parent. If any Finance Debt bears a floating rate of interest and is being given pro forma effect, the interest on such Finance Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Finance Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Finance Debt is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Finance Debt shall he calculated based on the average daily balance of such Finance Debt for the four fiscal quarters subject to the pro forma calculation to the extent that such Finance Debt was incurred solely for working capital purposes. “Consolidated Interest Expense” means, for any period, the total interest expense of the Group Parent and its consolidated Subsidiaries in accordance with AIFRS for such period, plus, to the extent not included in such total interest expense, and to the extent incurred by the Group Parent or its Subsidiaries, without duplication: (1) Interest expense attributable to Capital Lease Obligations:(2) amortization of debt discount and debt issuance cost; (3) capitalized interest: (4) non-cash interest expense; (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing: (6) net payments pursuant to Hedging Obligations for minus net payments received); (7) dividends accrued in respect of all Disqualified Stock of the Group Parent and all Preferred Stock of any Subsidiary, in each case, held by Persons other than the Issuer or a. Wholly Owned Subsidiary (other than dividends payable solely in Equity Interests (other than Disqualified Stock) of the Group Parent); provided, however, that such dividends will be multiplied by a. fraction of the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the Issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by a. responsible financial or accounting Responsible Officer of the Group Parent in good faith): (8) interest incurred in connection with Investments in discontinued operations: 14

(9) interest accruing on any Finance Debt of any other Person to the extent such Finance Debt is Guaranteed by (or secured by the assets of) the Group Parent or any Subsidiary; aid (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Group Parent) in connection with Finance Debt Incurred by such plan or trust. “Consolidated Net Income” means, for any period, the net income of the Group Parent and its consolidated Subsidiaries in accordance with AIFRS for such period; provided, however, that there shall not be included in such Consolidated Net Income: (a) any net income of any Person (other than the Group Parent) if such Person is not a Subsidiary, except that: (i) subject to the exclusion contained in clause (d) below, the Group Parent’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Group Parent or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Subsidiary, to the limitations contained in clause (c) below); and (ii) the Group Parent’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (b) any net income (or loss) of any Person acquired by the Group Parent or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition; (c) any net income of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally and irrevocably waived, except that: (i) subject to the exclusion contained in clause (d) below, the Group Parent’s equity in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that actually was distributed by such Subsidiary during such period to the Group Parent or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Subsidiary, to the limitation contained in this clause); and (ii) the Group Parent’s equity in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income; 15

(d) any gain (or loss) realized upon the sale or other disposition of any assets of the Group Parent, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Equity Interests of any Person; (e) extraordinary gains or losses; (f) the effect of any non-cash impairment charge affecting goodwill or intangibles or a reversal of any such impairment charge; (g) the cumulative effect of a change in accounting principles; and (h) any net after-tax gain (or loss) attributable to the early extinguishment or conversion of Finance Debt, in each case, for such period. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. “Covenant Suspension Event” means, during any period of time following the issuance of the Term Loan B Securities, that (i) (x) only for so long as the 2013 Secured Note Indenture is in effect, the Existing Secured Notes are rated Investment Grade by both of the Rating Agencies (and reports from the Rating Agencies confirming such ratings have been delivered by the Group Parent to the Agent) or (y) if the 2013 Secured Note Indenture ceases to be in effect, the Term Loan B Securities are rated Investment Grade by both of the Rating Agencies (and reports from the Rating Agencies confirming such ratings have been delivered by the Group Parent to the Agent), and (ii) no Default or Event of Default has occurred and is then continuing under this Agreement. “Coverage Indebtedness” has the meaning set forth in Section 8.01 (a). “Credit Facilities” means one or more debt facilities, commercial paper facilities, securities purchase agreements, indentures or similar agreements, in each case, with banks or other institutional lenders or investors providing for revolving loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or the issuance and sale of securities, in each case, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), Refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereunder. “Current Accounting Practice” at any time, means accounting principles and practices applying by Law or otherwise generally accepted in Australia at that time, consistently applied. “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement with respect to currency exchange rates or values. 16

“Debtor Relief Laws” means the Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, arrangement (including under any relevant incorporating statute), rearrangement, receivership, insolvency, reorganization, judicial management, administration or relief of debtors or similar debtor relief Laws of the United States or Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally. “Declined Proceeds” has the meaning specified in Section 2.05(b)(iv). “deemed year” has the meaning specified in Section 2.08(d). “Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default. “Default Rate” means, with respect to any Term Loan B Securities, an interest rate equal to the interest rate otherwise applicable to such Term Loan B Securities plus 2% per annum. “Deposit Accounts” has the meaning given to such term in the Security Agreement and, in addition, means any deposit or other bank accounts as defined in any other Collateral Document. “Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Group Parent or one of its Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an officer’s certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-Cash Consideration. “Disqualified Stock” means, with respect to any Person, any Equity Interests which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event: (a) matures or is mandatorily redeemable (other than redeemable only for Equity Interests of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise: b) is convertible or exchangeable at the option of the holder for Finance Debt or Disqualified Stock; or c) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise. in whole or in part: in each case on or prior to the date that is 91 days after the stated maturity of the Term Loan B Securities: provided, however, that any Equity Interests that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Equity Interests upon the occurrence of an “asset disposition” or “change of control” occurring prior to the date that is 91 days after the stated maturity of the Term Loan B Securities shall not constitute Disqualified Stock if: d) the “asset disposition” or “change of control” provisions applicable to such Equity Interests are not more favorable in any material respect to the 17 holders of such Equity Interests than the terms applicable to the Term Loan B Securities and described in Section 8.04; and (e) any such requirement only becomes operative after compliance with such terms applicable to the Term Loan B Securities, including the purchase of any Term Loan B Securities tendered pursuant thereto. The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to this Agreement; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person. “Distribution” means any payment or distribution of money or other asset (including by management or other fee, interest, dividend, return of capital, repayment or redemption) to or for the benefit of any holder (in that capacity) of shares or other equity securities or interests or shareholder Finance Debt issued or owed by an Obligor or any Associate of any such holder. “Dollar” and “$” mean lawful money of the United States. “EBITDA” in respect of any period means the consolidated profit of the Group for that period calculated in accordance with Current Accounting Practice adjusted to exclude (to the extent not already excluded): (a) any unrealized gains or losses on any hedge or derivative transaction (except hedge or derivative transactions accounted for on a hedge accounting basis); (b) unrealized exchange gains and losses including those arising on translation of foreign currency debt; (c) income Tax expense during the period; (d) Interest Expense during the period; (e) deductions or contributions in respect of non cash items during the period; (f) amortization of goodwill, any intangible assets and any acquisitions costs during the period; (g) any net profits or losses during that period of any Entity to the extent they have been consolidated within consolidated profit during that period but are attributable to outside equity interests; (h) any depreciation or amortization of fixed assets during the period; (i) any deduction or contribution in respect of losses or profits against book value on disposals (other than in the ordinary course of trading) during the period and (j) any reasonable restructuring charges; provided that the aggregate amount excluded from EBITDA pursuant to this clause (j) shall not exceed $25,000,000 in any fiscal year. “EBITDA Condition” means the Issuer’s EBITDA as of the end of the most recent four fiscal quarter period as set forth on the most recent Compliance Certificate delivered pursuant to Section 7.01(a)(iii) is greater than $200,000,000. “EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income: (1) all income tax expense of the Group Parent and its consolidated Subsidiaries; (2) Consolidated Interest Expense; (3) depreciation and amortization expense of the Group Parent and its consolidated Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period); (4) the amount of any restructuring charges and reserves; and 18

(5) all other non-cash charges of the Group Parent and its consolidated Subsidiaries, including any non-cash charges arising from any Interest Rate Agreement or Currency Agreement or otherwise with respect to fluctuations in currency values or with respect to the issuance, exercise, cancellation or appreciation of options and other grants in connection with Equity Interests, but excluding, in each case, any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period, less all non-cash items of income of the Group Parent and its consolidated Subsidiaries (other than accruals of revenue by the Group Parent and its consolidated Subsidiaries in the ordinary course of business): in each case for such period. “EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Subsidiary shall he added to Consolidated Net. Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Subsidiary was included in calculating Consolidated Net Income and only if a. corresponding amount would he permitted at the date of determination to he dividended to the Group Parent by such Subsidiary without prior governmental approval (that has not been obtained) and is not prohibited by the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders. “Entity” means a person, corporation, partnership, trust or any other entity or organization. “Environmental Laws” means any and all federal, state, provincial, local, foreign and other applicable statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems. “Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of any Obligor or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing. “Equity Interests” means (a) in the case of a corporation, capital stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership, partnership interests (whether general, preferred or limited), (d) in the case of a limited liability company, membership interests and (e) any other interest or participation that convers or could confer on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, without limitation, options, warrants and any other “equity security” as defined in Rule 3al11 of the Exchange Act. 19

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock. “ERISA” means the Employee Retirement Income Security Act of 1974. “ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Issuer within the meaning of Section 414(b) or (c) of the Internal Revenue Code (and Sections 414(m) and (o) of the Internal Revenue Code for purposes of provisions relating to Section 412 of the Internal Revenue Code). “ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of the Issuer or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Issuer or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate; or the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA, (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; or (g) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA or liability to fund any Pension Plan in the ordinary course, upon the Issuer or any ERISA Affiliate. “Event of Default” has the meaning specified in Section 9.01. “Excess Capitalization” has the meaning specified in Section 7.02(e)(ii). “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended. “Excluded Deposit Accounts” means (i) Deposit Accounts the balance of which consists exclusively of (A) withheld income taxes, employment taxes or payroll taxes in such amounts as are required in the reasonable judgment of the Obligors to be paid to the applicable governmental agencies with respect to current or former employees of any one or more of the Obligors and (B) amounts required by applicable Law to be paid over to an employee benefit plan or similar employee benefit arrangement on behalf of or for the benefit of employees of one or more Obligors, (ii) all segregated Deposit Accounts constituting taxes accounts and payroll accounts, (iii) any Deposit Accounts the maximum aggregate daily balance of which does not exceed $50,000 (for any individual account) and $250,000 (for all such Deposit Accounts excluded pursuant to this clause (iii)); provided that amounts held in any Deposit Account that are automatically swept on a daily basis into another Deposit Account that is subject to a deposit account control agreement shall not be included in calculating such maximum aggregate daily balance, (iv) any Deposit Account containing solely fiduciary funds held in trust for the benefit of third parties (other than any Obligor or any of their respective Subsidiaries) and (v) any Deposit Account contemplated by clause (e) of the definition of Excluded Property. Notwithstanding the foregoing, in no event shall any Deposit Account of an Obligor that is pledged as collateral to secure the obligations of the Obligors under or pursuant to the 2013 Secured Note Indenture or the Term Loan A Securities Documents constitute an “Excluded Deposit Account.” “Excluded Equity Interests” means (a) the capital stock or other equity interests of any direct Non-U.S. Subsidiary of any Obligor that is a U.S. Subsidiary to the extent not required to be pledged to secure the Secured Obligations pursuant to Section 7.04(a.)7.04, and (b) the capital stock or other equity interests of any joint venture, to the extent a pledge of such capital stock or other equity interests is prohibited by the Organization Documents or agreements with the other equity holders of such joint venture. Notwithstanding the foregoing, in 20 no event shall any capital stock or other equity interests owned by an Obligor that is pledged as collateral to secure the obligations of the Obligors under or pursuant to the 2013 Secured Note Indenture constitute “Excluded Equity Interests.” “Excluded Property” means, with respect to any Obligor, (a) any owned or leased real property that is not required to be pledged as collateral to secure the obligations of the Obligors under or pursuant to the 2013 Secured Note Indenture, (b) any Excluded Deposit Accounts of such Obligor, (c) any Excluded Equity Interests owned by such Obligor, (d) any property which is subject to a Security Interest of the type described in clause (k) or (mf) of the definition of Permitted Security InterestsLiens pursuant to documents which prohibit such Obligor from granting any other Security Interests in such property, (e) the cash and Cash Equivalents pledged to secure the Letter of Credit Reimbursement Obligations permitted under Section 7.02(c)(x); provided that such cash and Cash Equivalents shall cease to be Excluded Property immediately following the termination of such pledge or Letter of Credit Reimbursement Obligation[reserved], (f) any property of such Obligor specifically excluded from the grant of a Security Interest therein pursuant to the Collateral Documents and (g) unless required pursuant to the terms hereof, real and tangible personal property located in Quebec, Canada. In addition, other assets may be designated as “Excluded Property” if the Initial Purchaser and the Issuer mutually determine that the cost of obtaining a perfected security interest therein is excessive in relation to the value afforded thereby; provided, however that such determination shall not preclude the Initial Purchaser, in its reasonable discretion, from requiring such perfected security interest on such assets be obtained in the future (subject to the Agreed Security Principles). Notwithstanding the foregoing, in no event shall any asset or property of an Obligor that is pledged as collateral to secure the obligations of the Obligors under or pursuant to the 2013 Secured Note Indenture constitute “Excluded Property.” “Excluded Taxes” means, with respect to the Agent, any Purchaser or any other recipient of any payment to be made by or on account of any obligation of the Issuer hereunder, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case (i) imposed as a result of such Agent, Purchaser or other recipient being organized under the laws of, or having its principal office or, in the case of any Purchaser, its applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Purchaser, any Australian withholding Tax imposed on amounts payable to or for the account of such Purchaser with respect to an applicable interest in a Loan Document pursuant to a law in effect on the date on which (i) such Purchaser acquires such interest in the Loan Document or (ii) such Purchaser changes its lending office, except in each case to the extent that, pursuant to Section 3.01 (Taxes), amounts with respect to such Taxes were payable either to such Purchaser’s assignor immediately before such Purchaser became a party hereto or to such Purchaser immediately before it changed its Lending Office, (c) Taxes attributable to such Agent, Purchaser or other recipient’s failure to comply with Section 3.01(e) (Taxes-Status of Purchasers), and (d) any U.S. federal withholding Taxes imposed pursuant to FATCA. “Existing ABL” means the Revolving Credit and Security Agreement, dated as of May 29, 2015, among PNC Bank, National Association, as lender and agent, Boart Longyear Management Pty Limited and the guarantors party thereto, as amended by the First Amendment to Revolving Credit and Security Agreement, dated as of April 2, 2017. “Existing Secured Notes” means those notes issued pursuant to the 2013 Secured Note Indenture. “Existing Secured Notes Threshold Amount” has the meaning specified in Section 7.02(c)(ix). “FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the Signing Date (or any amended or successor version that is substantively comparable and not materially more 21 onerous to comply with) and any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code. “Fair Market Value” means, with respect to any asset or property, the price which could he negotiated in an arm’s-length, free market transaction, for cash, between a. willing seller and a. willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will he determined in good faith (1) in the case of amounts less than $10 million, by a Responsible Officer of the Group Parent, and £ii) in the case of amounts equal to or greater than $l0 million, by the board of directors of the Group Parent, whose determination will be conclusive and evidenced by a. resolution of such board of directors. For purposes of determining the Fair Market Value of capital stock, the value of the capital stock of a. Person shall he based upon such Person’s property and assets, exclusive of goodwill or any similar intangible asset. “Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average of the quotations for such day for such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it in consultation with the Initial Purchaser. “Finance Debt” means, with respect to any Person on any date of determination £without duplication, any indebtedness (whether present or future or actual oror not contingent): (a) the principal in respect of (i) indebtedness of such Person for money borrowed or raised or other financial accommodation. It includes indebtedness (whether present or future or actual or contingent) under or in respect of: (a) a Guarantee of Finance Debt or a Guarantee given to a financier; (b) a finance or capital Lease; (c) a swap, option, hedge, forward, futures or similar transaction; (d) an acceptance, endorsement or discounting arrangement; (e) a redeemable share, redeemable stock, any preference or preferred shares or similar Equity Interests, except (I) for any such instrument held by the Initial Purchaser or its Affiliates, which shall be treated as equity, and (II) otherwise, in each case, on terms and conditions satisfactory to the Initial Purchaser (or, if at such time the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers); (f) receivables sold or discounted (other than any receivables to the extent they are sold on a non recourse basis); (g) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, units, loan stock or similar instruments; (h) the deferred purchase price (for more than 120 days) of an asset or service; (i) an obligation to deliver assets or services paid for in advance by a financier or otherwise relating to a financing transaction; or (j) the maximum amount available to be drawn under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments. and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable: (b) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leasehack Transactions entered into by such Person: 22

(c) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and, all obligations of such Person under any title retention agreement (but excluding any accrued expenses or accounts payable or other liability to trade creditors arising and paid in the ordinary course of business); (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit): (e) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with this Agreement (but excluding, in each case, any accrued dividends); (f) all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee: (g) all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Security Interest on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or assets and the amount of the obligation so secured: and (h) to the extent not otherwise included in this definition, Hedging Obligations of such Person. Notwithstanding the foregoing, in connection with the purchase by the Croup Parent or any Subsidiary of any business, the term “ Finance Debt” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter. “Financial Assistance Completion Date” means: The amount of Finance Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above: provided, however, that in the case of Finance Debt sold at a discount, the amount of such Finance Debt at any time will be the accreted value thereof at such time. (a) in the case of a Person incorporated or registered in Australia, each of the following dates: (i) the date which is 14 days after the date on which the documents referred to in Section 7.02(p)(iii)(C)(2) are lodged with the Australian Securities and Investments Commission; and (ii) 23

the date on which all of the requirements of section 260B of the Corporations Act 2001 (Cth) (Australia) have been complied with in relation to the giving of any financial assistance by that Person, such that any such financial assistance is no longer prohibited by section 260A of the CorporationsAct2001 (Cth) (Australia); or (b) in the case of a Person incorporated, registered or formed in a country other than Australia, the date provided in the relevant legislation in the relevant jurisdiction relating to the provision of any financial assistance (however described) by that Person, the giving of a Guarantee or the entry into and giving of effect to a Loan Document to which the Person is expressed to be a party as the date on which such financial assistance (however described), Guarantee or the entry into and giving of effect to the Loan Document to which the Person is expressed to be a party may or will become valid, effective and legal and bind that Person and not breach that legislation (assuming all things are done under or as contemplated by the relevant legislation as soon as able to be done under the legislation to facilitate this). “Financial Reports” means financial performance, financial position and cashflow statements together with any statements, reports (including any directors’ and auditors’ reports) and notes attached to or intended to be read with any of them. “Foreign Purchaser” means, provided that the Issuer is a resident of Australia for tax purposes, any Purchaser that is either: (i) a non-resident of Australia for Australian tax purposes or (ii) is a resident of Australia for tax purposes that is acting through a permanent establishment outside of Australia. “FRB” means the Board of Governors of the Federal Reserve System of the United States. “Fully Accreted Amount” means, as of any date of determination, the projected Accreted Value, based on the Applicable Rate in effect as of such date, of the Outstanding Amount of the Term Loan B Securities as of the Maturity Date, calculated after giving effect to any prepayments or repayments of the Term Loan B Securities that occurred on or prior to the date of determination. “Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities. “Funding Date” means the date on which the conditions specified in Section 5.02 are satisfied and the Term Loan B Securities are purchased by the Initial Purchaser. “Global Tech Investments” means the equity and/or debt investments in Globaltech Corporation Pty Ltd by the Group Parent or its Subsidiaries in an aggregate amount not to exceed $5,000,000. “Government Official” includes, but is not limited to, any employee, agent, or instrumentality of any government, including departments or agencies of a government and businesses that are wholly or partially government-owned, and any employees of such businesses, as well as departments or agencies of public international organizations. This term includes, but is not limited to, all employees, agents, and instrumentalities of state-owned or state-controlled entities or businesses, including hospitals, laboratories, universities, and other research institutions. The term Government Official also applies to individuals who are members of political parties or hold positions in political parties. “Governmental Authority” means the government of the United States or of Australia any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including 24 any supra-national bodies such as the European Union or the European Central Bank). It also includes any self-regulatory organization established under statute or any stock exchange. “Group” means the Group Parent and each of its wholly ownedWholly Owned Subsidiaries. “Group Parent” has the meaning specified in the introductory paragraph hereto. “GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth). “GST Group” has the meaning given in the GST Act. “Guarantee” means: (a) an obligation or offer to provide funds (including by subscription or purchase); or (b) otherwise to be responsible in respect of an obligation or indebtedness, or the financial condition or insolvency, of another Person. It includes a guarantee, indemnity, letter of credit or legally binding letter of comfort, suretyship or an obligation or offer to purchase an obligation or indebtedness of another Person (whatever called and of whatever nature). “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Finance Debt of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person: (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Finance Debt of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or (b) entered into for the purpose of assuring in any other manner the obligee of such Finance Debt of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. “Guarantors” means with respect to all Obligations, (i) the Group Parent and each Initial Guarantor and (ii) each other Person that joins as a Guarantor pursuant to Section 7.02(p)7.02(b), and the successors and permitted assigns of the foregoing. “Guaranty” means, collectively, the Guaranty made by the Guarantors in favor of the Agent and the Purchasers pursuant to Article IV and each other Guarantee of the Obligations by any other Person executed in accordance with this Agreement. “Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature, in each of the foregoing cases where regulated pursuant to any Environmental Law. “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement. 25

“Hedging Policy” means the Group’s interest rate and foreign currency hedging policy as adopted by the board of directors of the Group Parent from time to time. “IFRS” has the meaning specified in Section 1.03. “Implementation Agreement” means that certain implementation agreement dated as of the date hereof, by and among Issuer, Group Parent, Longyear Canada, ULC, Boart Longyear Canada and CCP II Dutch Acquisition - E2, B.V. “Incur” means issue, assume, create, Guarantee, incur or otherwise become liable for; provided, however, that any Finance Debt of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with Section 8.01: (a) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security; (b) the obligation to pay a premium in respect of Finance Debt arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Finance Debt; and (c) unrealized losses or charges in respect of Hedging Obligations, will not be deemed to be the Incurrence of FinanceDebt. “Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Obligor under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes. “IndemniteesIndemnitee” has the meaning specified in Section 11.04(b). “Information” has the meaning specified in Section 11.07. “Initial Equity Placement” means the issuance to CCP II of 41,325,378 of the Group Parent’s existing common shares. “Initial Guarantor” means each Guarantor (other than the Group Parent) listed on this signature pages to this Agreement on the Signing Date. “Initial Lien” has the meaning specified in Section 8.07. “Initial Purchaser” means Centerbridge Partners, L.P., and its Affiliates listed on the signature pages hereto. “Intellectual Property Collateral Agreement” has the meaning specified in Section 5.01(w). “Intercreditor Agreement” means that certain Intercreditor Agreement, dated as of September 27, 2013, among Bank of America, N.A, as collateral agent under the existing credit agreement and U.S. Bank National Association, as collateral agent under the 2013 Secured Note Indenture, as amended, restated, supplemented or modified from time to time, including (a) via joinder by the Agent in connection with the 26 issuance of Term Loan A Securities and (b) via joinder or otherwise upon the incurrence of the New Revolver by the Issuer or any of its Subsidiaries. “Interest Expense” in respect of any period means all interest and amounts in the nature of interest or of similar effect to interest (including any capitalized interest) paid or payable by the Group during that period as shown in the Latest Financial Reports including: (a) any dividend or distribution payable on any Marketable Security included as Finance Debt; (b) the interest component of rentals in respect of finance or capitalized Lease obligations and hire purchase commitments; (c) the face amount of Bills or other financial instruments (but not reliquefication bills) drawn, issued, endorsed or accepted by any Group member less their net proceeds after discount or issue and payment of any acceptance, endorsement, underwriting or similar fee; and (d) all line, facility, letter of credit, guarantee and similar fees and all fees and other amounts of a regular or recurring nature payable in relation to Finance Debt but not establishment, arrangement and other fees payable once only on the initial provision of financial accommodation, plus or minus the amount of any difference payments by or to a Group member under any interest rate hedge arrangements relating to its Finance Debt, and minus any interest or amounts in the nature of interest earned by a Group member. It excludes any interest in respect of any Finance Debt of a Group member to another Group member paid by the first mentioned Group member to the second mentioned one. “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other financial agreement or arrangement with respect to exposure to interest rates. “Internal Revenue Code” means the Internal Revenue Code of 1986. “Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, Finance Debt or other similar instruments issued by such Person. If the Group Parent or any Subsidiary issues, sells or otherwise disposes of any Equity Interests of a Person that is a Subsidiary such that, after giving effect thereto, such Person is no longer a Subsidiary, any Investment by the Group Parent or any Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Group Parent or any Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Group Parent or such Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value. For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and Section 8.02: (a) “Investment” shall include the portion (proportionate to the Group Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Group Parent at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such subsidiary as a Subsidiary, the Group Parent shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (i) the Group Parent’s “ Investment” in such Subsidiary at the time of such redesignation less (ii) the portion (proportionate to the Group Parent’s equity interest 27 in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and b) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer. “Investment Grade” means, with respect to Moody’s, a rating of Baa3 or better or, with respect to S&P, a rating of BBB- or better (or, if either such entity ceases to rate the Finance Debt of the Croup Parent or any Subsidiaries, the equivalent investment grade credit rating from any other Rating Agency selected by the Croup Parent). “IP Licenses” has the meaning specified in Section 7.11(b). “IP Rights” means Intellectual Property (as defined in the Security Agreement). “IRS” means the United States Internal Revenue Service. “Issuer” has the meaning specified in the introductory paragraph hereto. “Issuer Materials” has the meaning specified in Section 7.027.01(b)). “Joinder Agreement” means a joinder agreement substantially in the form of Exhibit 7.02(p)(1) (supplemented, to the extent necessary, to incorporate specific provisions relating to the jurisdiction of organization of the applicable Guarantor) executed and delivered by a Subsidiary in accordance with the provisions of Section 7.02(p)7.02(b). “Judgment Currency” has the meaning specified in Section 11.19. Junior Indebtedness” means, with respect to the Term Loan B Securities and the Guaranty, Finance Debt that is either unsecured or constitutes a Subordinated Obligation. “Latest Financial Reports” means at any time the latest audited annual or unaudited periodic consolidated Financial Reports of the Group (or if appropriate for the relevant determination other accounts prepared in the manner approved by the Agent), prepared in accordance with this Agreement and provided to the Agent. “Laws” means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law. A listing rule or business rule of a financial market (as defined in the Corporations Act 2001 (Cth) (Australia)) will be regarded as a Law. “Lease” means an agreement under which an asset may be used, exploited, operated or managed by a Person other than the owner. It includes a lease, license, charter, hire purchase or hiring arrangement of any property (including a right to use a franchise, but excluding any licenses of IP Rights). “Lending Office” means, as to any Purchaser, the office or offices of such Purchaser described as such in such Purchaser’s Administrative Questionnaire, or such other office or offices as a Purchaser may from time to time notify the Issuer and the Agent. 28

“Letter of Credit Reimbursement Obligation” means, for any letter of credit, the obligation to the issuer of the letter of credit, as and when matured, to pay all amounts drawn under such letter of credit. “Leverage Ratio” on any date means the ratio of: (a) the Outstanding Amount and any other Finance Debt of the Group outstanding (whether actually or contingently) on that date, but excluding (to the extent otherwise included): (i) contingent exposures under hedge or derivative transactions other than currency hedge or derivative transactions that hedge Finance Debt; (ii) contingent liability under any letters of credit which support performance obligations of a Group member, performance bonds or performance guaranties (or bank guaranties or letters of credit in lieu thereof) occurring within the ordinary course of business but not obligations in respect of Finance Debt; and (iii) to avoid double counting, contingent liability under any other letters of credit issued to secure external Finance Debt of a Group member to a financier to the extent such Finance Debt is already included in the calculation of this part of the definition to (b) EBITDA in respect of the twelve month period ending on that date. For the purpose of this definition, EBITDA will be calculated on a pro forma basis giving effect to any acquisition or disposal in the relevant period as if such acquisition or disposal had occurred on the first day of the relevant period. “Liquidation” includes receivership or other appointment of a controller, deregistration, deed of arrangement, amalgamation, administration, reconstruction, winding up, dissolution, liquidation, provisional liquidation, assignment for the benefit of creditors, arrangement or compromise with creditors or bankruptcy or an analogous or equivalent event or proceeding in any jurisdiction. “Loan Documents” means this Agreement, each Note, each Joinder Agreement, each Guaranty, the Intercreditor Agreement, the Agent Fee Letter and the Collateral Documents. “Marketable Security” has the meaning given to securities in section 92(3) of the Corporations Act 2001 (Cth) (Australia), but also includes: (a) an undertaking referred to in the exceptions in paragraphs (a), (b) and (c) of the definition of debenture in the Corporations Act 2001 (Cth) (Australia); (b) a unit or other interest in a trust or partnership; (c) a negotiable instrument; and (d) a right or an option in respect of a Marketable Security, whether issued or unissued, including any of the above. “Material Adverse Effect” means a material adverse effect on (i) the business operations, properties, assets or condition (financial or otherwise) of the Group Parent and its Subsidiaries taken as a whole; (ii) the ability of any Obligor to fully and timely perform its Obligations; (iii) the legality, validity, binding effect, or enforceability against an Obligor of a Loan Document to which it is a party; or (iv) the rights, remedies and benefits available to, or conferred upon, the Agent and any Purchaser under any Loan Document. “Maturity Date” means October 1, 2018; provided, however, if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day. “Maximum Rate” has the meaning specified in Section 11.09(a). “Moody’s” means Moody’s Investors Service, Inc. or any subsidiary thereof. “Mortgages” means one or more fee mortgages, debentures, deeds of trust or deeds that secure the Secured Obligations through the creation and evidence of a lien on the Mortgaged Property made by the Obligors in favor or for the benefit of the Collateral Agent on behalf of the Secured Parties in form and substance satisfactory to the Collateral Agent. “Mortgaged Property” means each real property owned by any Obligor, if any, which shall be subject to a Mortgage delivered pursuant to Section 7.02(wc). 29

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Issuer or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions. “Multiple Employer Plan” means a Plan which has two or more contributing sponsors (including the Issuer or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA. “Net Cash Proceeds” means, (i) with respect to any Prepayment Event, the cash proceedsAsset Disposition, cash payments received in respect of such Prepayment Eventtherefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise), net of all reasonable and documented fees, costs and expenses actually incurred in connection with such Prepayment Event any reserve for adjustment in respect of theotherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Finance Debt or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of: (1) all legal, accounting, title, recording tax and other fees, costs, expenses and commissions incurred, and all federal, state, provincial, foreign and local taxes paid or payable or required to be accrued as a liability under AIFRS, as a consequence of such Asset Disposition; (2) all payments made on any Finance Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Security Interest upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition (other than as required by clause (1) of the definition of “Asset Disposition Prepayment Event”); (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries as a result of such Asset Disposition; (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with AIFRS, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Group Parent or any Subsidiary after such Asset Disposition; and (5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Cash Proceeds will be increased by any portion of funds in the escrow that are released to the Group Parent or any Subsidiary; and sale price of such assets as established in accordance with IFRS (ii) with respect to any issuance or sale of Equity Interests or Finance Debt, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ or other investment banking fees, discounts or commissions and brokerage, consultant and other fees, costs and expenses actually incurred in connection with such issuance or sale and net of cash taxes paid or payable as a result thereof. “New Money ABL” means a new revolving asset-based lending facility being entered into by the Issuer on or about the Fourth Amendment Effective Date to replace the Existing ABL. 30

“New Revolver” has the meaning specified in Section 7.02(c)(ix). “Non Material Subsidiary” means, at any time, a Subsidiary of the Group Parent whose assets are valued in accordance with Current Accounting Practice at less than $1,000,000 (or its equivalent in any other currency or currencies) at that time. “Non-U.S. Plan” means any plan, fund or other similar program that (a) is sponsored or administered outside the United States by the Issuer or any Subsidiary or into which the Issuer or Subsidiary makes contributions primarily for the benefit of the employees of the Issuer or one or more Subsidiaries residing outside the United States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Internal Revenue Code; for certainty the Canadian Benefit Plans are Non-U.S. Plans. “Non-U.S. Subsidiary” means any Subsidiary that is not a U.S. Subsidiary. “Note” has the meaning specified in Section 2.11. “Notes Priority Collateral” has the meaning specified in the Intercreditor Agreement. “Obligations” means (i) all advances, debts, liabilities and other monetary obligations (including, without limitation, principal, premium, interest (including, without limitation, all interest, fees and other amounts that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of any Obligor at the rate provided for in the respective documentation, whether or not such claim for post-petition interest, fees and other amounts is allowed in any such proceeding)), owing to the Collateral Agent or the Purchasers by any Obligor arising under any Loan Document or otherwise with respect to the Term Loan B Securities, whether direct or indirect (including those acquired by assumption and including any obligations guaranteed hereunder or pursuant to any other Loan Document), absolute or contingent, due or to become due, now existing or hereafter arising and the due performance and compliance by the Obligors with all of the terms, conditions and agreements contained in this Agreement and the other Loan Documents, (ii) any and all sums advanced by the Collateral Agent in accordance with this Agreement or any of the other Loan Documents in order to preserve the Collateral or any Mortgaged Property or preserve its security interest in, or lien on, the Collateral or any Mortgaged Property and (iii) in the event of any proceedings for the collection or enforcement of any indebtedness, obligations, or liabilities of the Obligors referred to in clause (i) above, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral or any Mortgaged Property, or of any exercise by the Collateral Agent of its rights hereunder, or under any other Loan Document, together with reasonable attorneys’ fees and court costs. “Obligor” means the Issuer or a Guarantor and “Obligors” means the Issuer and the Guarantors. “Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation, incorporation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation, incorporation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation, incorporation or organization with the applicable 31

Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity. “Other Connection Taxes” means, with respect to the Agent, any Purchaser or any other recipient of any payment to be made by or on account of any obligation of the Issuer hereunder, Taxes imposed as a result of a present or former connection between such Agent, Purchaser or other recipient and the jurisdiction imposing such Tax (other than connections arising from such Agent, Purchaser or other recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Term Loan B Securities or Loan Document). “Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of security interest under, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 11.06). “Outstanding Amount” means, as of any date of determination, the Accreted Value of the Term Loan B Securities after giving effect to any prepayments or repayments of any Term Loan B Securities occurring prior to such date. “Owned IP Rights” has the meaning specified in Section 6.27. “Pari Passu Lien Priority” means, relative to specified Finance Debt, having equal Security Interest priority on specified Collateral and either subject to the Intercreditor Agreement on a substantially identical basis as the holders of such specified Finance Debt or subject to intercreditor agreements providing holders of the Fnance Debt intended to have Pari Passu Lien Priority with substantially the same rights and obligations that the holders of such specified Fnance Debt have pursuant to the Intercreditor Agreement as to the specified Collateral. “Participant” has the meaning specified in Section 11.06(c). “Participant Register” has the meaning specified in Section 11.06(c). “Patriot Act” has the meaning specified in Section 6.25(b)(i). “PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto. “Pension Act” means the Pension Protection Act of 2006. “Pension Funding Rules” means the rules of the Internal Revenue Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the Internal Revenue Code and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Section 412, 430, 431, 432 and 436 of the Internal Revenue Code and Sections 302, 303, 304 and 305 of ERISA. “Pension Plan” means any “employee pension benefit plan” (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by the Issuer and any ERISA Affiliate and 32 is either covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Internal Revenue Code. “Permitted Acquisitions” means any acquisition of a business or shares of equity interests in any Entity with the prior written consent of the Required Purchasers. “Permitted ABL Conditions” means (i) [reserved], (ii) [reserved], (iii) the New Revolver cannot be subject to a guarantee by any person that is not an Obligor, (iv) the obligations in respect of the New Revolver shall not be secured by any lien on any asset of any Obligor or any Subsidiary thereof other than any asset constituting Collateral, (v) the documentation governing the New Revolver shall not contain any (x) covenants or event of default provisions that are materially more restrictive to the Obligors, when taken as a whole, than the terms of this Agreement and the other Loan Documents, unless such provisions apply solely after the Maturity Date and (y) amortization or mandatory prepayment requirements other than customary prepayments for the borrowing base and (vi) the Agent shall enter into a new intercreditor agreement with the collateral agent under the New Revolver pursuant to which the Agent shall subordinate all of its liens on the Collateral in a manner consistent with customary first lien ABL/second lien bank term loan style arrangements and reasonably satisfactory to the Initial Purchaser, including deemed consent rights with respect to DIP financing to be provided by the Initial Purchaser. “Permitted Distribution” means (A) a Distribution to an Obligor (or to a non Obligor, provided that any Distribution from an Obligor to a non Obligor shall require pro forma compliance with Section 7.02(p)), so long as no Event of Default is continuing or would result therefrom, (B) (x) if, as of the date of determination, the Initial Purchaser holds at least 25% of the Outstanding Amount, other Distributions in an aggregate amount not to exceed the greater of (i) $15,000,000 and (ii) 1.5% of Total Tangible Assets in any calendar year; provided that (a) the EBITDA Condition is satisfied at the time of making such Distribution, (b) after giving effect to such Distribution, the Leverage Ratio is less than 3.50 to 1.00 and (c) no Default or Event of Default has occurred and is continuing or would result after giving effect to such Distribution; and (y) if, as of the date of determination, the Initial Purchaser holds less than 25% of the Outstanding Amount, (I) the aggregate amount of all such Distributions pursuant to this clause (B)(y)(I) during any consecutive twelve month period shall not exceed 30% of consolidated net operating profit after Tax for the twelve month period ending on the last day of the fiscal quarter most recently ended at the time of such Distribution, so long as at the time of the Distribution, the Consolidated Coverage Ratio (as defined in the Senior Indenture) shall be at least 2:1 after giving pro forma effect to the incurrence), and (II) so long as no Default has occurred and is continuing, Distributions consisting of (x) the purchase, redemption or other acquisition of equity interests of the Group Parent or any of its Subsidiaries from employees, former employees, directors or former directors of the Group Parent or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of any employment agreement, equity subscription agreement, stock option agreement or similar agreement or stock option plan and (y) the purchase of equity interests of the Group Parent in connection with the award of restricted stock grants to employees or directors of the Group Parent or any of its Subsidiaries pursuant to the terms of any employment agreement or employee benefit plan to cover restricted shares granted pursuant to such contract or plan; provided, however, that the amount of such Distributions under this clause (B)(y), in the aggregate, shall not exceed the greater of (i) $15,000,000 and (ii) 1.5% of Total Tangible Assets in any calendar year, and (C) the buy back of the stock or equity interests of the Group Parent from one of more Persons (other than the Initial Purchaser or Affiliates of the Initial Purchaser), which are funded with proceeds of stock or equity interests issued to the Initial Purchaser or Affiliates of the Initial Purchaser, as contemplated by, and upon the terms and conditions specified in, the Implementation Agreement. “Permitted Refinancing” means any refinancing of the Existing Secured Notes, the unsecured notes in respect of the Senior Indenture (the “Unsecured Notes”), the New Revolver or any other Finance Debt 33 permitted to be incurred pursuant to Section 7.02(c) (such other debt, “Other Finance Debt”), as applicable; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Existing Secured Notes, Unsecured Notes, Other Finance Debt or the New Revolver so refinanced, plus any fees and/or premiums in connection therewith, (b) such refinancing has a final maturity date equal to or later than the final maturity date of, and has a weighted average life to maturity equal to or greater than the weighted average life to maturity of, the Existing Secured Notes, Unsecured Notes, Other Finance Debt or the New Revolver, as the case may be, (c) at the time thereof, no Default shall have occurred and be continuing or would result therefrom, (d) in the event that the Finance Debt used to refinance such Existing Secured Notes or the New Revolver is secured, (i) the obligations in respect thereof shall not be secured by any lien on any asset of the Issuer or any Subsidiary thereof other than any asset constituting Collateral, (ii) the liens (other than those in respect of Notes Priority Collateral (as defined in the Intercreditor Agreement)) securing such refinancing are subordinated to the Collateral on terms at least as favorable to the Purchasers as those contained in the Loan Documents and the documentation governing the Existing Secured Notes or the New Revolver, as applicable, and (iii) the trustee or agent under the loan documents governing such Financing Debt shall have executed a joinder to the Intercreditor Agreement, (e) such refinancing is incurred by a Person who is an Obligor and (f) the documentation with respect to any Finance Debt used to refinance the Existing Secured Notes, the Unsecured Notes, Other Finance Debt or the New Revolver shall contain no amortization, mandatory prepayment, repurchase or redemption provisions other than those currently contained in the 20l3 Secured Note Indenture in the case of a Permitted Refinancing of the Existing Secured Notes, the Senior Indenture in the case of a Permitted Refinancing of the Unsecured Notes or this Agreement in the case of a Permitted Refinancing of the New Revolver and shall be upon terms at least as favorable to the Purchasers, taken as a whole, as those contained in the 20l3 Secured Note Indenture in the case of a Permitted Refinancing of the Existing Secured Notes, the Senior Indenture in the case of a Permitted Refinancing of the Unsecured Notes or this Agreement in the case of a Permitted Refinancing of the New Revolver,, as the case may be, other than, with respect to the Existing Secured Notes, amortization equal to 1% per year shall be allowable. “Permitted Restrictions” means any restrictions or encumbrances of the type permitted underIndehtedness” has the meaning set forth in Section 7.028.01(rb). “Permitted Investment” means an Investment by the Group Parent or any Subsidiary in: (a) the Group Parent or a Subsidiary; provided that the Group Parent will not and will not permit any of its Subsidiaries to, directly or indirectly, make any Investment in the form of Collateral, accounts receivable or inventory in the Swiss Security Provider: b) another Person that will, upon the making of such Investment. become a Subsidiary; provided that such Person’s primary business is a Related Business: (c) another Person if, as a result of such Investment. such other Person is merged. amalgamated or consolidated with or into, or transfers or conveys all or substantially all its assets to. the Group Parent or a Subsidiary; provided that such Person’s primary business is a Related Business; (d) cash and Cash Equivalents: (e) receivables owing to the Group Parent or any Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms: provided. however. that such trade terms may include such 34 concessionary trade terms as the Group Parent or any such Subsidiary deems reasonable under the circumstances: (f) commission, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business: loans or advances to employees made in the ordinary course of business consistent with past practices of the Group Parent or such Subsidiary in an aggregate principal amount not to exceed $5.0 million at any one time outstanding: (h) Investments received in compromise or settlement of debts created in the ordinary course of business and owing to the Group Parent or any Subsidiary, in compromise or settlement of litigation, arbitration or other disputes with Persons who are not Affiliates, or in satisfaction of judgments; (i) any Person to the extent such Investment represents the non-cash portion of the consideration received for (i) an Asset Disposition as permitted pursuant to Section 8.04 or (ii) a disposition of assets not constituting an Asset Disposition: (j) any Person where such Investment was acquired by the Group Parent or any of its Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Group Parent or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Issuer of such other Investment or accounts receivable or (ii) as a result of a foreclosure by the Group Parent or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default: (k) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Group Parent or any Subsidiary: (l) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under Section 8.01; (m) any acquisition of assets or Equity Interests solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Group Parent: (n) Guarantees of Finance Debt otherwise permitted to be Incurred under Section 8.01: (o) any Person to the extent such Investment exists on the Fourth Amendment Effective Date, and any extension, modification or renewal of any such Investments existing on the Fourth Amendment Effective Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Signing Date); 35

(p) [reserved]; or (q) advances, loans and other extensions of credit to customers (including under installment sale arrangements) in connection with the sale of products in the ordinary course of business in an aggregate amount outstanding at any time do not to exceed the greater of (i) $25.0 million or (ii) 2% of Total Tangible Assets. “Permitted Liens” means. with respect to any Person: (a) pledges or deposits by such Person under worker’s compensation laws. unemployment insurance laws or similar legislation. or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Finance Debt) or leases to which such Person is a party. or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure. surety or appeal bonds to which such Person is a party. or deposits as security for contested taxes or import duties or for the payment of rent. in each case Incurred in the ordinary course of business: (b) Security Interests imposed by law. such as carriers’. warehousemen’s and mechanics’ Security Interests. in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Security Interests arising out of judgments or awards against such Person with respect to which such Person shall then he proceeding with an appeal or other proceedings for review: (c) “Permitted Security Interests” means: (a) so long as the Intercreditor Agreement is in effect, liens on assets of the Obligors securing their obligations under or pursuant to the 20l3 Secured Note Indenture, the Term Loan A Securities Agreement and the New Revolver, or any Permitted Refinancing of the foregoing; (b) a lien arising by operation of Law in the ordinary course of trading and not securing Finance Debt where the relevant Group member or Subsidiary duly pays the indebtedness secured by that lien within the customary time for payment other than indebtedness contested in good faith for which sufficient reserves have been maintained on the books of the relevant Group member or Subsidiary to make the payment; (c) a lien or charge arising in favor of a Governmental Authority or employees by operation of Law (excluding any lien imposed pursuant to applicable Canadian federal or provincial pension benefit standards legislation other than inchoate liens for amounts required to be remitted but not yet due) unless there is a default in payment of the moneys secured by the lien or charge other than amounts contested in good faith for which sufficient reserves have been maintained on the books of the relevant Group member or Subsidiary to make the payment; (d) a lien arising out of a judgment or award where the relevant Group member or Subsidiary duly pays the amount made in the judgment or award within the time set out in the judgment or award other than amounts being appealed unless there is no right of appeal; (e) a right of set off (not connected with Finance Debt) included in a commercial contract in the ordinary course of trading; (f) set off rights in relation to any bank account maintained by a Group member or any of its Subsidiaries in the ordinary course of business (but not including any such right relating to a dedicated cash collateral account or other transaction having a similar effect) or included in the terms of any agreement for a derivative transaction entered into by a Group member or any of its Subsidiaries on usual market terms; (g) a lien arising in the ordinary course of trading for the unpaid balance of amounts owing for repairs, works, warehousing, delivery or other services and not securing Finance Debt unless there is a default in payment of the moneys secured by the lien other than amounts contested in good faith for which sufficient reserves have been maintained on the books 36 of the relevant Group member or Subsidiary to make the payment; (h) a Security Interest over or affecting any assets acquired by a Group member or any of its Subsidiaries if: (x) the Security Interest was not created in contemplation of the acquisition of the asset by the Group member or Subsidiary; (y) the principal amount secured has not been increased in contemplation of, or since the acquisition of the asset by the Group member or Subsidiary; and (z) the Security Interest is discharged within 60 days of the date of completion of the acquisition of the asset; provided that any such Security Interests incurred pursuant to clauses (h) and (i) of this definition shall not exceed at any one time, in the aggregate, $2,500,000, (i) a Security Interest over or affecting any asset of any Entity which becomes a Group member or Subsidiary where the Security Interest is created before the date on which that Entity became a Group member or Subsidiary if: (x) the Security Interest was not created in contemplation of the acquisition of the Entity by a Group member or Subsidiary; (y) the principal amount secured has not been increased in contemplation of, or since the acquisition of the Entity by the Group member or Subsidiary; and (z) the Security Interest is discharged within 60 days of the date of completion of the acquisition of the Entity; provided that any such Security Interests incurred pursuant to clauses (h) and (i) of this definition shall not exceed at any one time, in the aggregate, $2,500,000; (j) a right of title retention in connection with the acquisition of goods by a Group member or any of its Subsidiaries in the ordinary course of trading on its supplier’s usual terms of sale where there is no default in connection with the relevant acquisition and the right of retention ceases or is discharged within 90 days of the date of acquisition of the goods; (k) a Security Interest in the nature of an equipment lease which comprises Finance Debt permitted under Section 7.02(c)(vi); (l) any other Security Interest (other than with respect to IP Rights) created in the ordinary course of business by a Group member or a Subsidiary provided the aggregate liability secured by such Security Interests (of all Group members and Subsidiaries) does not exceed at any time an amount equal to $15,000,000 (or its equivalent in any other currency or currencies); (m) a Security Interest securing Finance Debt permitted under Section 7.02(c)(vii) provided that (i) such Security Interest does not encumber assets other than the specific assets financed by such Finance Debt and (ii) such Finance Debt is incurred within 180 days following the acquisition of such assets; (n) [reserved]; (o) any Security Interest created with the prior written consent of the Initial Purchaser (or, if the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers), including the Security Interests created under the Loan Documents; (p) Security Interests for taxes, assessments and other governmental charges not yet subject to penalties for non-payment or for which sufficient reserves are maintained and which are being contested in good faith by appropriate proceedings; provided, however, that any reserve or other appropriate provision as is required in conformity with IFRSAIFRS has been made therefor; (r) (b) Security Interests or deposits to secure the performance of statutory or regulatory obligations or of surety, appeal, indemnity or performance bonds, warranty and contractual requirements, other obligations of a like nature or letters of credit issued pursuant to the request of and for the account of such Persons in the ordinary course of its business; provided, however, that such letters of credit do not constitute Finance Debt; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Security Interests incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurredIncurred in connection with Finance Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (s) 37

(f) Security Interests securing Finance Debt Incurred under Section 8.01(b)(xi) to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person: provided, however, that the Security Interest may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Security Interest is Incurred (other than assets and property affixed or appurtenant thereto), and the Finance Debt (other than any interest thereon) secured by the Security Interest may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Security Interest: (g) Security Interests to secure (A) Finance Debt Incurred under the New Money ABL and any Refinancing thereof, (B) Finance Debt (which, for the avoidance of doubt, shall not include any accreted and/or capitalized interest) outstanding under (1) the Existing Secured Notes and any Refinancing thereof (in the aggregate, in an amount up to but not exceeding $195 million), (2) the Term Loan A Securities and any Refinancing thereof (in the aggregate, in an amount up to but not exceeding $85 million) and (3) the Term Loan B Securities and any Refinancing thereof (in an amount up to but not exceeding $105 million) and (C) Secured Term Loan Interest (as defined in the Senior Indenture as in effect on the Fourth Amendment Reissue Date) and any Refinancing thereof (in the aggregate, in an amount up to but not exceeding the Secured Term Loan Interest Amount (as defined in the Senior Indenture as in effect on the Fourth Amendment Reissue Date)); provided that, the sum of the amounts described in the foregoing clauses (A) through (C) shall not exceed $460 million: (h) Security Interests existing on the Signing Date (other than Security Interests to secure the New Money ABL, the Existing Secured Notes, the Term Loan A Securities and the Term Loan B Securities): (i) Security Interests on property or Equity Interests of another Person at the time such other Person becomes a Subsidiary of such Person: provided, however, that the Security Interests may not extend to any other property owned by such Person or any of its Subsidiaries (other than assets and property affixed or appurtenant thereto): (j) Security Interests on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger, amalgamation or consolidation with or into such Person or a Subsidiary of such Person: provided, however, that the Security Interests may not extend to any other property owned by such Person or any of its Subsidiaries (other than assets and property affixed or appurtenant thereto): (k) Security Interests securing Finance Debt or other obligations of a Subsidiary of such Person owing to such Person or a Subsidiary of such Person: (l) Security Interests securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under this Agreement: (m) leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Subsidiaries; 38

(n) (t) Security Interests arising from precautionary Uniform Commercial Code, PPSA (Australia), PPSA (Canada) and similar financing statement filings regarding operating leases entered into by the Group ParentIssuer and its Subsidiaries in the ordinary course of business; (u) Security Interests in (o) Security Interests arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; (p) Security Interests to secure any Permitted Refinancing (or successive Permitted Refinancing! as a whole. or in part. of any Finance Debt secured by any Security Interest referred to in the foregoing clause (f) (i), (j) or (l); provided, however, that: (i) such new Security Interest shall he limited to all or part of the same property and assets that secured or. under the written agreements pursuant to which the original Security Interest arose. could secure the original Security Interest (plus improvements and accessions to. such property or proceeds or distributions thereof); and (ii! the Finance Debt secured by such Security Interest at such time is not increased to any amount greater than the sum of (x! the outstanding principal amount or. if greater. committed amount of the Finance Debt described under clause (f), (g), (i), (j) or (l) at the time the original Security Interest became a Permitted Lien and (y) an amount necessary to pay any fees and expenses. including premiums. related to such refinancing. refunding. extension. renewal or replacement: (q) Security Interests on equipment of the Group Parent or any Subsidiary granted in the ordinary course of business to clients on or about the premises of which such equipment is located; (r) judgment and attachment Security Interests not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made: (s) Security Interests in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation and exportation of goods in the ordinary course of business; (v) Security Interests or deposits to secure the performance of statutory or regulatory obligations or of surety, appeal, indemnity or performance bonds, warranty and contractual requirements, other obligations of a like nature or letters of credit issued pursuant to the request of and for the account of such Persons in the ordinary course of its business; provided, however, that such letters of credit do not constitute Finance Debt; (w) liens arising out of conditional sale, title retention, consignment or similar arrangements entered into by the Issuer in the ordinary course of business (other than with respect to IP Rights) and non exclusive licenses of IP Rights entered into in the ordinary course of business that do not materially interfere with the business of the Issuer and its Subsidiaries; and (x) liens on cash and Cash Equivalents securing Letter of Credit Reimbursement Obligations permitted under Section 7.02(e)(x). 39

(t) Security Interests (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection: (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business; and (iii) in favor of hanking institutions arising as a matter of law encumbering deposits (including the right of set-off) and that are within the general parameters customary in the hanking industry: u) Security Interests securing Treasury Management Agreements entered into in the ordinary course of business: (v) Security Interests that are contractual rights of set-off (i) relating to the establishment of depository relations with hanks not given in connection with the issuance of Finance Debt: (ii) relating to pooled deposit or sweep accounts of the Issuer or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Subsidiaries; or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Subsidiaries in the ordinary course of business; (w) [reserved]; x) Security Interests on the Collateral in favor of any collateral agent relating to such collateral agent’s administrative expenses with respect to the Collateral: Security Interests to secure the Finance Debt described in Section 8.01(h)(xvii): and z) Security Interests to secure the Finance Debt Incurred pursuant to Section 8.01(h)(xviii): and aa) Security Interests to secure the Finance Debt Incurred pursuant to Section 8.01(h)(xix). “Permitted Refinancing” means Finance Debt that Refinances any Finance Debt of the Group Parent or any Subsidiary existing on the Fourth Amendment Effective Date or Incurred in compliance with this Agreement, including Finance Debt that Refinances Permitted Refinancing: provided, however, that: a) such Permitted Refinancing has a Stated Maturity no earlier than the stated maturity of the Finance Debt being Refinanced: (b) such Permitted Refinancing has an average life at the time such Permitted Refinancing is Incurred that is equal to or greater than the average life of the Finance Debt being Refinanced; (c) such Permitted Refinancing has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Finance Debt being Refinanced: and 40

(d) if the Finance Debt being Refinanced is Subordinated Obligations, has junior lien priority or Pari Passu Lien Priority with the Securities or a Guarantee, or is pari passu as to payment with the Securities or a Guarantee, such Permitted Refinancing is Subordinated Obligations, has junior lien priority or Pari Passu Lien Priority with the Securities or a Guarantee, or is pari passu as to payment with the Securities or a Guarantee, as the case may be, at least to the same extent as the Finance Debt being Refinanced: provided, further, however, that Permitted Refinancing shall not include (A) Finance Debt of a Subsidiary of the Parent that is not the Issuer or a Guarantor that Refinances Finance Debt of the Issuer or a Guarantor or (B) Finance Debt of the Parent or a Subsidiary that Refinances Finance Debt of an Unrestricted Subsidiary. “Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity. “Plan” means (a) any employee benefit plan within the meaning of Section 3(3) of ERISA, maintained for employees of the Issuer or any such Plan to which the Issuer is required to contribute on behalf of any of its employees or with respect to which the Issuer could have any liability contingent or otherwise and (b) any pension plan. “Platform” has the meaning specified in Section 7.027.01(b). PPSA (Australia)” means the Australian Personal Property Securities Act 2009 (Cth) (Australia). “PPSA (Canada)” in relation to any of the Obligors that are Canadian entities, or if perfection or the effect of perfection or non-perfection or the priority of any Security Interest in any Collateral is governed by the laws of Canada or any province or territory thereof, the Personal Property Security Act (Ontario), provided that, if perfection or the effect of perfection or non-perfection or the priority of any Security Interest in any Collateral is governed by a Personal Property Security Act as in effect in a province or territory in Canada other than the Province of Ontario or the Province of Quebec, “PPSA (Canada)” means the Personal Property Security Act as in effect from time to time in such other province or territory, as applicable, for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority. “PPS Law” means: (a) the PPSA (Australia) and any regulation made at any time under the PPSA (Australia), including the PPS Regulations (each as amended from time to time); and (b) any amendment made at any time to any other legislation as a consequence of a law or regulation referred to in paragraph (a). “PPS Regulations” means the Personal Property Securities Regulations 2010 (Cth) (Australia). “Prepayment Event” means (i) any Asset Disposition Prepayment Event and (ii) any Casualty Event. “Preferred Stock” as applied to the Equity Interests of any Person, means Equity Interests of any class or classes (however designated) which is preferred as to the payment of dividends or 41 distributions. or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person. over Equity Interests of any other class of such Person. “Process Agent” has the meaning specified in Section 11.14(d). “Projections” has the meaning specified in Section 6.31. “Public PurchaserProposed Claim” has the meaning specified in Section 7.017.02(d). “Puhlic Purchaser” has the meaning specified in Section 7.01(b). “Purchase Money Indehtedness” means Finance Debt (including Capital Lease Obligations) (a) consisting of the deferred purchase price of property. conditional sale obligations, Obligations under any title retention agreement. other purchase money Obligations and Obligations in respect of industrial revenue bonds or similar Finance Debt. in each case where the maturity of such Finance Debt does not exceed the anticipated useful life of the asset being financed. and (b) Incurred to finance the acquisition by the Group Parent or a Subsidiary of such asset. including additions and improvements. in the ordinary course of business; provided. however. that any Security Interest arising in connection with any such Finance Debt shall he limited to the specific asset being financed or. in the case of real property or fixtures. including additions and improvements. the real property on which such asset is attached: provided further. however. that such Finance Debt is Incurred within 180 days after such acquisition of such assets. “Purchasers” means each of the Persons identified as a “Purchaser” on the signature pages hereto, each other Person that becomes a “Purchaser” in accordance with this Agreement and their successors and assigns. “Quebec Pension Plan” means the public pension plan established by An Act Respecting the Quebec Pension Plan (Quebec). “Rating Agency” means each of Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on Finance Debt of the Group Parent or its Subsidiaries publicly available when requested. a nationally recognized statistical rating agency or agencies. as the case may he. selected by the Group Parent (as certified by a resolution of the hoard of directors of the Group Parent! which shall he substituted for Moody’s or S&P or both. as the case may he. “Reference Treasury Dealer” means three nationally recognized investment banking firms selected by the Group Parent that are primary U.S. Government securities dealers. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Initial Purchaser, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Initial Purchaser by such Reference Treasury Dealer at 5:00 p.m., Eastern standard time on the third Business Day immediately preceding such redemption date. “Refinance” means. in respect of any Finance Debt. to refinance. extend. renew. refund. repay. prepay, purchase, redeem, defease or retire or to issue other Finance Debt in exchange or replacement for. such Finance Debt. “Refinanced” and “Refinancing” shall have correlative meanings. “Register” has the meaning specified in Section 11.06(b). 42

“Related Business” means any business in which the Group Parent or any of its Subsidiaries was engaged on the Signing Date and any business or activity related, ancillary or complementary to such business. “Related Entity” in relation to an entity (the first entity) means: (a) a Subsidiary of the first entity; (b) an entity of which the first entity is a Subsidiary; or (c) a Subsidiary of another entity of which the first entity is also a Subsidiary. “Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates. “Replacement Assets” means (1) any properties or assets used or useful in a Related Business, (2) substantially all the assets of a Related Business or (3) a majority of the Voting Stock of any Person engaged in a Related Business that will become, on the date of acquisition thereof, a Subsidiary. “Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty-day notice period has been waived. “Request for Credit Extension” means with respect to a Borrowing, a notice substantially in the form of Exhibit 2.02. “Required Purchasers” means, at any time, Purchasers holding in the aggregate more than 50% of the Outstanding Amount. “Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer, assistant treasurer or controller of an Obligor, solely for purposes of the delivery of incumbency certificates pursuant to Section 5.01(d)(ii), the secretary or any assistant secretary of an Obligor and, solely for purposes of notices given pursuant to Article II, any other officer of the applicable Obligor so designated by any of the foregoing officers in a notice to the Initial Purchaser. Any document delivered hereunder that is signed by a Responsible Officer of an Obligor shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Obligor and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Obligor. “Restricted Obligations” has the meaning specified in Section 4.08(a)(i). “Restricted Payment” with respect to any Person means: (a) the declaration or payment of any dividends or any other distributions of any sort in respect of its Equity Interests (including any payment in connection with any merger, amalgamation or consolidation involving such Person) or similar payment to the direct or indirect holders of its Equity Interests (other than (i) dividends or distributions payable solely in its Equity Interests (other than Disqualified Stock), (ii) dividends or distributions payable solely to the Group Parent or a Subsidiary and (iii) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)): (b) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of the Group Parent held by any Person (other than by a Subsidiary) or of any Equity Interests of a Subsidiary held by any Affiliate of the Group Parent (other than by a Subsidiary), including in connection with any merger, 43 amalgamation or consolidation and including the exercise of any option to exchange any Equity Interests (other than into Equity Interests of the Group Parent that are not Disqualified Stock): (c) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Junior Indebtedness of the Group Parent or any Guarantor (other than (i) from the Group Parent or a Subsidiary or (ii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Junior Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement): or (d) the making of any Investment (other than a Permitted Investment) in any Person. “Reversion Date” means, during any period of time during which the Issuer and the Subsidiaries are not subject to the covenants listed in Section 8.11 (the “Suspended Covenants”) as a result of a Covenant. Suspension Event, the date on which one or both of the Rating Agencies withdraws its Investment Grade rating or downgrades the rating assigned to the Existing Secured Notes or Term Loan B Securities, as applicable, below an Investment Grade rating or a Default occurs and is continuing, and after which date the Issuer and the Subsidiaries will again be subject to the Suspended Covenants with respect to events occurring after the Reversion Date “S&P” means Standard & Poor’s Ratings Group. “Sale/Leaseback Transaction” means an arrangement relating to property owned by the Group Parent or a Subsidiary on the [Fourth Amendment Effective Date] or thereafter acquired by the Group Parent or a Subsidiary whereby the Group Parent or a Subsidiary transfers such property to a Person and the Group Parent or a Subsidiary leases it from such Person. “Sanctions” has the meaning specified in Section 6.25(a). “SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions. “Secured Notes Tender Offer” means the Issuer’s tender offer to purchase the Existing Secured Notes at a price not to exceed 111% of the face value of such Existing Secured Notes. “Secured Obligations” means, on any date of determination, the following clause (i) unless on such date of determination either the Senior Indenture and/or the 2013 Secured Indenture are outstanding on such date in which case “Secured Obligations” means the lesser of: (a) (i) all Obligations on such date of determination; (b) (ii) only for so long as the Senior Indenture is in effect, as of such date of determination, (I) the amount of indebtedness permitted to be incurred and outstanding under Section 4.03(b)(1) of the Senior Indenture as of the date of determination (which for clarification purposes, is $385,000,000 as of the ClosingSigning Date) plus (II) the amount of obligations permitted to be secured by liens under Permitted Liens clause (23) of the Senior Indenture as of the date of determination (which for clarification purposes, is $35,000,000 as of the ClosingSigning 44

Date) minus (III) the amount of indebtedness outstanding under the 2013 Secured Note Indenture and any refinancing thereof (excluding the issuance of the Term Loan B Securities issued to refinance the Existing Secured Notes) secured by liens on assets of the Group Parent and its Subsidiaries as of the date of determination minus (IV) the amount of any “Secured Obligations” under, and as defined in, the Term Loan A Securities Agreement (and any equivalent term under any refinancing of the Term Loan A Securities Agreement); and (c! (iii) only for so long as the 2013 Secured Note Indenture is in effect, as of such date of determination, the amount of Existing Secured Notes purchased by the Issuer pursuant to the Secured Notes Tender Offer. “Secured Parties” has the meaning specified in Section 10.01. “Security Agreement” means the security and pledge agreement, dated as of the date hereof, executed by the Issuer and the other Obligors party thereto in favor of the Agent for the benefit of the holders of the Secured Obligations by each of the Obligors. “Security Interest” means any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind. It includes: (a) any right of or arrangement with any creditors to have a claim satisfied in priority to other creditors with or from the proceeds of any asset; (b) retention of title and a deposit of money by way of security: and (c) “security interest. encumbrance, hypothec, lien (statutory or otherwise), hypothecation. security interest, preference. priority. encumbrance or charge of any kind. whether or not filed. recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or lease in the nature thereof), any option or other agreement to sell or give a security interest” as defined in the PPS Law, and includes any filing of or agreement to create any of them or allow them to existgive any financing statement under the Uniform Commercial Code. the PPSA (Australia), the PPSA (Canada! (or equivalent statutes! of any jurisdiction. “Senior Indenture” means that certain Indenture, dated as of March 28, 2011, among the Issuer, as issuer of its 7% senior notes due 2021 thereunder, and U.S. Bank National Association, as trustee. as amended or supplemented from time to time. which for the avoidance of doubt. shall refer to the 1.50% Subordinated PIK Notes due 2022. “Signing Date” means the date on which the conditions specified in Section 5.01 are satisfied, which is intended to be October 22, 2014. “Significant Subsidiary” means any Subsidiary that would he a “Significant Subsidiary” of the Group Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the U.S. Securities and Exchange Commission. As of the date of this Agreement. the following Subsidiaries are Significant Subsidiaries: Boart Longyear Australia Pty Limited. Boart Longyear Canada, Boart Longyear Company and Longyear TM, Inc. “Suhordinated Ohligation” means. with respect to a Person. any Finance Debt of such Person (whether outstanding on the Signing Date or thereafter Incurred! which is subordinate or junior in right of payment to the Term Loan B Securities or a Guarantee of such Person. as the case may he. pursuant to a written agreement to that effect. “Suhordinated Indehtedness” means the Finance Debt issued pursuant to the Senior Indenture and the unsecured junior guarantee issued by BLY IP, Inc. in favor of the holders of the Finance Debt issued pursuant to the 2013 Secured Notes Indenture and any other Subordinated Obligation. 45

“Subsidiary” means, with respect to any Person; (a) any corporation, association, limited liability company, trust or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or a combination hereof): and (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof). “Subsidiary” has the meaning given in the Corporations Act 2001 (Cth) (Australia) (or the relevant legislation in the relevant jurisdictions which is applicable to an entity which controls another entity or for the purpose of determining whether the latter entity is a subsidiary (however described) of the first mentioned entity), but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (as defined in section 50AA of the Corporations Act 2001 (Cth) (Australia)) (or the corresponding or comparable provision in the relevant legislation) and, without limitation: (a) a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and (b) an entity may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Group Parent and, except as used in the definition of “Unrestricted Subsidiary”, shall not include any Unrestricted Subsidiaries. “Subsidiary Guarantor” means a Guarantor that is also a Subsidiary of the Group Parent or its successor. “Successor Guarantor” has the meaning set forth in Section 8.10(c)(i). “Successor Issuer” has the meaning set forth in Section 8.10(b)(i). “Successor Parent” has the meaning set forth in Section 8.10(a)(i). “Superintendent of Financial Services” means the Superintendent of Financial Services, as defined in the Pension Benefits Act (Ontario). “Surety Bond Obligation” means any obligation with respect to a surety bond or a similar instrument issued in the ordinary course of business. “Suspension Period” has the meaning set forth in Section 8.11(a). “Swiss Secured Party” has the meaning set forth in Section 10.01(a). “Tax Act” means the Income Tax Assessment Act 1936 (Australia) or the Income Tax Assessment Act 1997 (Australia), as applicable. “Tax Consolidated Group” means a “consolidated group” or “MEC group” (as defined in the Tax Act) of which an Obligor is or becomes a member. “Taxes” means all present or future income, stamp or other taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed, 46 levied, collected, withheld or assessed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto. “Term Loan A Securities” means those certain term loan securities issued by the Issuer pursuant to the Term Loan A Securities Agreement. “Term Loan A Securities Agreement” means the term loan securities agreement entered into on the date hereof by and among the Group Parent, the Issuer, the guarantors party thereto, the Initial Purchaser | and Wilmington Trust, National Association, as agent thereunder. “Term Loan A Securities Documents” means “Loan Documents” as defined in the Term Loan A Securities Agreement. “Term Loan B Securities” has the meaning set forth in Section 2.01. “Total Tangible Assets” of an entity means the aggregate of all means, as of the date of determination, the consolidated assets of that entity other thanthe Group Parent and its Subsidiaries less the sum of all future tax benefits, IP Rightsbene fits, patents, trade mark, goodwill and any other assets which in accordance with Current Accounting PracticeAIFRS are regarded as intangible assets. “Transactions” means, collectively, (a) the execution, delivery and performance by each Obligor of the Loan Documents to which it is to be a party, the issuance of the Term Loan B Securities and the use of the proceeds thereof, (b) the execution, delivery and performance of the Implementation Agreement (and each of the agreements, documents and other transactions contemplated thereby) by the Persons party thereto, (c) the making of the Initial Equity Placement and (d) the payment of the fees and expenses incurred with any of the foregoing. “Treasury Management Agreements” means any and all agreements governing the provision of treasury or cash management services, including deposit accounts, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox and account reconciliation, cash pooling and reporting and trade finance services. “United States” and “U.S.” mean the United States of America. “Unrestricted Subsidiary” has the meaning set forth in Section 7.02(e)(iii). “Unrestricted Subsidiary Property” has the meaning set forth in Section 7.02(e)(i). “U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than Dollars, at any time for determination thereof, the amount of Dollars obtained by converting such foreign currency involved in such computation into Dollars at the spot rate for the purchase of Dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination. Except as described in Section 8.01, whenever it is necessary to determine whether the Group Parent, or the Issuer has complied with any covenant, in this Agreement, or a Default has occurred and an amount is expressed in a currency other than Dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency. “U.S. Subsidiary” means any Subsidiary that is organized under the laws of any state of the United States or the District of Columbia. 47

“Wholly Owned Subsidiary” means a Subsidiary all the Equity Interests of which are owned by the Group Parent or one or more other Wholly Owned Subsidiaries (other than directors’ qualifying shares and shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law; provided that such Subsidiary is directly or indirectly controlled by the Group Parent). 1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document: (a) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.” (b) (a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “hereto,” “herein,” “hereof and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. (b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.” (c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document. 1.03 Accounting Terms and Financial Ratios[Reserved]. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be interpreted according to, and prepared in conformity with Current Accounting Practices. If at any time any change in International Financial Reporting Standards (“IFRS”) would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Issuer or 48 the Required Purchasers shall so request, the Agent, the Purchasers and the Issuer shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Required Purchasers); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) the Issuer shall provide to the Agent and the Purchasers financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS. 1.04 Rounding. Any financial ratios required to be maintained by the Issuer pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding up if there is no nearest number). 1.05 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to U.S. Eastern time (daylight or standard, as applicable). ARTICLE II THE COMMITMENTS AND CREDIT EXTENSIONS 2.01 Term Loan B Securities. On the Funding Date, subject to the satisfaction of the conditions set forth in Section 5.025.02, the Issuer shall issue to the Purchasers and the Purchasers shall purchase the Fully Accreted Amount of term loan securities in an amount necessary to consummate the Secured Notes Tender Offer at an issue price of up to $105,000,000 (each such credit extension, together with the accretion of accreted value in accordance with Section 2.08, a “Term Loan B Security” and collectively, the “Term Loan B Securities”) in an aggregate principal amount equal to such Purchaser’s Commitment. The Term Loan B Securities aggregate principal amount shall accrete as set forth herein. 2.02 Issuance. Upon satisfaction or waiver by the Initial Purchaser of the conditions set forth in Section 5.025.02, the Initial Purchaser shall purchase the amount of its Applicable Percentage of the Term Loan B Securities by delivering such funds promptly but no later than 2:00 p.m., Eastern standard time, on the Funding Date in accordance with instructions provided to the Agent by the Issuer. 2.03 Representations and Warranties of Each Purchaser. Each Purchaser (for itself and for each account for which such Purchaser is acquiring Term Loan A Securities) hereby represents and warrants that such person: (a) is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the the United States Securities Act of 1933, as amended, and the related rules and regulations (collectively, the “Act”), and is purchasing at least U.S. $1,000,000 of Term Loan A Securities for its own account (or accounts managed by it); and (b) is purchasing the Term Loan A Securities without a view to distribution thereof within the meaning of the Act and agrees not to reoffer or resell the Term Loan A Securities except pursuant to an 49 exemption from registration under the Act or pursuant to an effective registration statement thereunder (it being understood, however, that the disposition of such person’s property shall at all times be within such person’s control). 2.4 Reserved. 2.5 Prepayments. (a) Voluntary Prepayments. (i) Except as set forth in clauses (ii) and (iii) below, the Issuer may not voluntarily redeem the Term Loan B Securities. (ii) The Issuer may redeem the outstanding Term Loan B Securities in whole at a redemption price equal to the Outstanding Amount of such Term Loan B Securities being redeemed on such date plus the Applicable Premium. Any such redemption of the Term Loan B Securities shall be made in compliance with the notice and payment provisions set forth in clause (i) of this Section 2.05(a). (iii) At any time, the Issuer may redeem the outstanding Term Loan A Securities, in whole, at a redemption price equal to the Outstanding Amount of such Term Loan A Securities being redeemed on such date if: (A) the Group Parent has terminated the Implementation Agreement pursuant to clause 6.1(c) of the Implementation Agreement; (B) CCP II has terminated the Implementation Agreement pursuant to clause 6.1(e) of the Implementation Agreement, or the Implementation Agreement is terminated under clause 6.1(b)(i) of the Implementation Agreement, and, in either case, the conditions in clause 5.1(b)(i)(A) or clause 5.1(b)(iii) of the Implementation Agreement are not satisfied, and have not been waived, as of immediately prior to the time of such termination; or (C) CCP II has terminated the Implementation Agreement pursuant to clause 6.1(e) of the Implementation Agreement, or the Implementation Agreement is terminated under clause 6.1(b)(ii) of the Implementation Agreement, and, in either case, the conditions in clause 5.2(b)(i)(A) or clause 5.2(b)(iii) of the Implementation Agreement are not satisfied, and have not been waived, as of immediately prior to the time of such termination. (b) Mandatory Prepayments. (i) Change of Control. Upon the occurrence of a Change of Control, the Issuer shall make an offer (a “Change of Control Offer”) to each Purchaser to repurchase all of the Term Loan B Securities in accordance with each such Purchaser’s Applicable Percentages at a purchase price equal to 101% of the Outstanding Amount (the “Change of Control Payment”). Within five Business Daysthirty days following any Change of Control, the Issuer shall mail a notice to each Purchaser stating: (1) that the Change of Control Offer is being made pursuant to this Section 2.05(b) and that all Term Loan B Securities tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than five Business Daysthirty days and no later than ten Business Dayssixty days from the date such notice is mailed (the “Change of 50

Control Payment Date”); and (3) that Purchasers will be entitled to withdraw their election if the Issuer receives, not later than the close of business on the Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Purchaser, the amount of Term Loan B Securities being purchased and a statement that such Purchaser is withdrawing its election to have the Term Loan B Securities purchased. The Issuer shall comply with the requirements of Rule 14e l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Term Loan B Securities in connection with a Change of Control. On the Change of Control Payment Date, the Issuer shall, to the extent lawful, (i) accept for payment all Term Loan B Securities or portions thereof properly tendered pursuant to the Change of Control Offer and (ii) deposit with the Agent an amount equal to the Change of Control Payment in respect of all Term Loan B Securities or portions thereof properly tendered. Asset Disposition Prepayment Events. Promptly following any Asset Disposition Prepayment Event (and in any case, no later than one Business Dayyear after receipt of cash proceeds arising from such Prepayment Event), the Issuer shall prepay, subject to the Intercreditor Agreement, the Term Loan B Securities in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds derived from such Asset Disposition Prepayment Event Prepayment Event (such prepayment to be applied as set forth in clause (iii) below). (iii) Application of Mandatory Prepayments. All amounts required to be paid pursuant to this Section 2.05(b) shall be applied to prepay the Term Loan B Securities on a pro rata basis (in accordance with the respective outstanding principal amounts thereof). Except as otherwise set forth in this Section 2.05(b), payments made under this Section 2.05(b) shall not be subject to any premium or penalty. (iv) Retained Declined Proceeds. Each Purchaser may reject some or all of its pro rata share of any mandatory prepayment (such declined amounts, the “Declined Proceeds”) required to be made by the Issuer pursuant to this Section 2.05(b) by providing notice to the Agent at or prior to the time of such prepayment. Any Declined Proceeds remaining thereafter shall be retained by the Issuer and used for purposes not otherwise prohibited by this Agreement. 2.6 Reserved. 2.7 Repayment of Term Loan B Securities. The Issuer shall repay to the Purchasers on the Maturity Date the Outstanding Amount of all Term Loan B Securities outstanding on such date. 2.08 Interest. (a) The aggregate principal amount of the Term Loan B Securities will initially be the price set forth in Section 2.01 above and will then accrete at the Applicable Rate, compounded quarterly, as set forth in Section 2.08(b). (b) Except as otherwise set forth herein, interest on the Term Loan B Securities (i) shall accrete on a quarterly basis on the last Business Day of each of March, June, September and December and shall be payable as part of the Outstanding Amount upon any prepayment of the Term Loan B Securities, whether voluntary or mandatory, to the extent accreted on the amount being prepaid and (ii) shall accrete 51 on a quarterly basis on the last Business Day of each of March, June, September and December and shall be payable as part of the Outstanding Amount at maturity of the Term Loan B Securities, in each case before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law. Interest payable hereunder shall be accreted to the outstanding principal balance of the Term Loan B Securities on a quarterly basis on the last Business Day of each of March, June, September and December. Amounts so accreted shall constitute principal under the Term Loan B Securities to which such capitalized interest relates and shall accrue interest at the Applicable Rate, payable in accordance with this Section 2.08. Interest that has accrued but not accreted shall be payable on any prepayment date and on the Maturity Date. (c) (i)(i) If any amount of principal of the Term Loan B Securities is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at the Default Rate to the fullest extent permitted by applicable Laws. (ii) If any amount (other than principal of the Term Loan B Securities) payable by the Issuer under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of the Required Purchasers, such amount shall thereafter bear interest at a rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. (iii) Upon notice from the Required Purchasers, while any Event of Default exists, the Issuer shall pay interest on the principal amount of all outstanding Obligations hereunder at a rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. (iv) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand. (d) For the purposes of the Interest Act (Canada), (i) whenever a rate of interest or fee rate hereunder is calculated on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest or fee rate shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields. 2.09 Fees. The Issuer agrees to pay to the Agent fees in the amounts and at the times set forth in the Agent Fee Letter. 2.10 Computation of Interest and Fees. All computations of interest shall be made on the basis of a 360 day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365 day year). Interest shall accrue on the Term Loan B Securities for the day on which the Term Loan B Securities are issued, and shall not accrue on the Term Loan B Securities, or any portion thereof, for the day on which the Term Loan B Securities, or portion thereof, are paid. Each determination by the Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error. 52

2.11 Evidence of Debt. The Term Loan B Securities held by each Purchaser shall be evidenced by one or more accounts or records maintained by such Purchaser and by the Agent in the ordinary course of business. The accounts or records maintained by the Agent and each Purchaser shall be conclusive absent manifest error of the amount of the Term Loan B Securities held by the Purchasers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Issuer hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Purchaser and the accounts and records of the Agent in respect of such matters, the accounts and records of the Agent shall control in the absence of manifest error. The Issuer shall execute and deliver to each Purchaser a promissory note, which shall evidence the amount of Term Loan B Securities held by such Purchaser in addition to such accounts or records. Each such promissory note shall be in the form of Exhibit 2.11(a) (a “Note”). Each Purchaser may attach schedules to its Note and endorse thereon the date, amount and maturity of its Term Loan B Securities and payments with respect thereto. 2.12 Payments Generally; Agent’s Clawback. (a) General. All payments to be made by the Issuer shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Issuer hereunder shall be made to the Agent, for the account of the respective Purchasers to which such payment is owed, at the Agent’s Office in Dollars and in immediately available funds not later than 12:00 noon, Eastern standard time, on the date specified herein. The Agent will promptly distribute to each Purchaser its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Purchaser’s Lending Office. All payments received by the Agent after 12:00 noon, Eastern standard time, shall be deemed received on the next succeeding Business Pay and any applicable interest or fee shall continue to accrue. If any payment to be made by the Issuer shall come due on a day other than a Business Pay, payment shall be made on the next following Business Pay, and such extension of time shall be reflected in computing interest or fees, as the case may be. (b) Payments by the Issuer; Presumptions by Agent. Unless the Agent shall have received notice from the Issuer prior to the time at which any payment is due to the Agent for the account of the Purchasers hereunder that the Issuer will not make such payment, the Agent may assume that the Issuer has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Purchasers the amount due. In such event, if the Issuer has not in fact made such payment, then each of the Purchasers severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Purchaser in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at the greater of the Federal Funds Rate and a rate determined by the Agent in accordance with banking industry rules on interbank compensation. A notice of the Agent to any Purchaser or the Issuer with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error. (c) Reserved. (d) Obligations of Purchasers Several. The obligations of the Purchasers hereunder to purchase their respective Applicable Percentage of the Term Loan B Securities and to make payments pursuant to Section 11.04(c) are several and not joint. The failure of any Purchaser to purchase its Applicable Percentage of Term Loan B Securities or to make any payment under Section 11.04(c) on any 53 date required hereunder shall not relieve any other Purchaser of its corresponding obligation to do so on such date, and no Purchaser shall be responsible for the failure of any other Purchaser to so purchase its Applicable Percentage of Term Loan B Securities or to make its payment under Section 11.04(c). (e) Funding Source. Nothing herein shall be deemed to obligate any Purchaser to obtain the funds for any purchase of Term Loan B Securities in any particular place or manner or to constitute a representation by any Purchaser that it has obtained or will obtain the funds for any purchase of Term Loan B Securities in any particular place or manner. (f) Insufficient Funds. If at any time insufficient funds are received by and available to the Agent to pay fully all amounts of principal, interest, fees, expenses, indemnities and reimbursements then due hereunder, such funds shall be applied (i) first, toward payment of amounts owed to the Agent pursuant to Section 11.04, (ii) second, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (iii) third, toward payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties. 2.13 Sharing of Payments by Purchasers. If any Purchaser shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Term Loan B Securities held by it resulting in such Purchaser’s receiving payment of a proportion of the aggregate amount of such Term Loan B Securities and accrued interest thereon greater than its pro rata share thereof as provided herein, then the Purchaser receiving such greater proportion shall (a) notify the Agent of such fact, and (b) make such adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Purchasers ratably in accordance with the aggregate amount of principal of and accrued interest on the respective Term Loan B Securities held by them and other amounts owing them, provided that: (a) (i)if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and (b) (ii) the provisions of this Section shall not be construed to apply to (A) any payment made by or on behalf of the Issuer pursuant to and in accordance with the express terms of this Agreement or (B) any payment obtained by a Purchaser as consideration for the assignment of or sale of a participation in any of the Term Loan B Securities it holds to any assignee or participant, other than an assignment to any Obligor or any Subsidiary thereof (as to which the provisions of this Section shall apply). Each Obligor consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Purchaser acquiring a participation pursuant to the foregoing arrangements may exercise against such Obligor rights of setoff and counterclaim with respect to such participation as fully as if such Purchaser were a direct creditor of such Obligor in the amount of such participation. 54

2.14 Reserved. 2.15 Reserved. 2.16 Reserved. 2.17 Restriction on use of funds. (a) The Issuer shall ensure and the Group Parent shall ensure in relation to each Group member that no proceeds borrowed under this Agreement will be used in a manner which would constitute a “use of proceeds in Switzerland” as interpreted by Swiss tax authorities for purposes of Swiss Withholding Tax, unless a written confirmation or countersigned tax ruling application from the Swiss Federal Tax Administration has been obtained (in form and substance satisfactory to the Agent) confirming that such use does not result in the Term Loan B Securities qualifying as a Swiss financing for Swiss Withholding Tax and/or Swiss Stamp Tax purposes. (b) For the purposes of this Section 2.17, the following definitions apply: (i) “Swiss Federal Tax Administration” means the Swiss Federal Tax Administration (Eidgendssische Steuerverwaltung) as referred to in the Swiss Withholding Tax Act. (ii) “Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act. (iii) “Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz uber die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time. ARTICLE III TAXES, YIELD PROTECTION AND ILLEGALITY 3.01 Taxes. (a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes. (i) Any and all payments by or on account of any obligation of the Obligors hereunder or under any other Loan Document shall to the extent permitted by applicable Laws be made free and clear of and without reduction or withholding for any Taxes. If, however, any applicable Law requires any Obligor or the Agent to withhold or deduct any Tax, such Tax shall be withheld or deducted in accordance with such Laws as determined in the good faith discretion of such Obligor or the Agent, as the case may be, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below. (ii) If the Obligors or the Agent shall be required to withhold or deduct any Taxes, including both United States Federal backup withholding and withholding taxes, from any payment, then (A) the Obligor or Agent, as applicable, shall withhold or make such deductions as are determined by it in good faith to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Obligor or Agent, as applicable, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the Obligors shall be increased as necessary so that after any required withholding or the 55 making of all required deductions (including deductions applicable to additional sums payable under this Section) the Agent or any Purchaser, as the case may be, receives an amount equal to the sum it would have received had no such withholding or deduction been made. (b) Payment of Other Taxes by the Obligors. Without limiting the provisions of subsection (a) above, the Obligors shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Laws. (c) Tax Indemnification. (i) Without limiting the provisions of subsection (a) or (b) above, the Obligors shall, and do hereby, jointly and severally indemnify the Agent and each Purchaser, and shall make payment in respect thereof within ten days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) withheld or deducted by the Obligors or the Agent or paid or payable by the Agent or such Purchaser, as the case may be, and any penalties, interest and reasonable costs and expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. The Obligors shall also, and do hereby, indemnify the Agent, and shall make payment in respect thereof within ten days after demand therefor, for any amount which a Purchaser for any reason fails to pay indefeasibly to the Agent as required by clause (ii) of this subsection. A certificate as to the amount of any such payment or liability delivered to the Issuer by a Purchaser (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Purchaser, shall be conclusive absent manifest error. (ii) Without limiting the provisions of subsection (a) or (b) above, each Purchaser shall, and does hereby, indemnify the Agent, and shall make payment in respect thereof within ten days after demand therefor, for any and all Taxes and any and all related losses, claims, liabilities, penalties, interest and reasonable costs and expenses (including the fees, charges and disbursements of any counsel for the Agent) incurred by or asserted against or the Agent by any Governmental Authority, as a result of the failure by each Purchaser to deliver within 60 days of a written request, or as a result of the inaccuracy, inadequacy or deficiency of, any documentation required to be delivered by such Purchaser to the Issuer or the Agent pursuant to subsection (e). For the purposes of the preceding sentence, if the requested documentation is a certification of treaty benefits by the taxing authority of such Purchaser’s residence jurisdiction, the requirement to respond within 60 days shall be deemed to have been fulfilled if the request for such certification is duly completed and delivered by such Purchaser and submitted to the taxing authority of such residence jurisdiction, with a copy to the Agent. Each Purchaser hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Purchaser under this Agreement or any other Loan Document against any amount due to the Agent under this clause (ii). The agreements in this clause (ii) shall survive the resignation and/or replacement of the Agent, any assignment of rights by, or the replacement of, a Purchaser, the termination of this Agreement, and the repayment, satisfaction or discharge of all other Obligations. (d) Evidence of Payments. As soon as practicable after any payment of Taxes by an Obligor to a Governmental Authority as provided in this Section 3.01, such Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Law to report such payment or other evidence of such payment reasonably satisfactory to the Agent. 56

(e) Status of Purchasers; Tax Documentation. Each Purchaser shall deliver to the Issuer and to the Agent, at the time or times prescribed by applicable Laws or when reasonably requested by the Issuer or the Agent, such properly completed and executed documentation prescribed by applicable Laws or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Issuer or the Agent, as the case may be, to determine (A) whether or not payments made hereunder or under any other Loan Document are subject to Taxes, (B) if applicable, the required rate of withholding or deduction, and (C) such Purchaser’s entitlement to any available exemption from, or reduction of, applicable Taxes in respect of all payments to be made to such Purchaser by the Issuer pursuant to this Agreement or otherwise to establish such Purchaser’s status for withholding tax purposes in the applicable jurisdiction. Notwithstanding anything to the contrary in this Section 3.01, the completion, execution and submission of such documentation (other than such documentation set forth in the following paragraph) shall not be required if in the Purchaser’s reasonable judgment such completion, execution or submission would subject such Purchaser to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Purchaser. Each Purchaser shall notify the Issuer and Agent of any change in circumstance that would materially modify or render invalid any such claimed exemption or reduction. Notwithstanding anything to the contrary contained herein, if a payment made to a Purchaser under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Purchaser were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Purchaser shall deliver to the Issuer and the Agent at the time or times prescribed by law and at such time or times reasonably requested by the Issuer or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Issuer or the Agent as may be necessary for the Issuer and the Agent to comply with their obligations under FATCA and to determine that such Purchaser has complied with such Purchaser’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this paragraph, “FATCA” shall include any amendments made to FATCA after the date of this Agreement. (f) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by any Obligor or with respect to which any Obligor has paid additional amounts pursuant to this Section, it shall pay to such Obligor an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund), net of all out of pocket expenses (including Taxes) incurred by the indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that each Obligor, upon the request of such indemnified party agrees to repay the amount paid over to such Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the indemnified party in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 3.01(f), in no event will the indemnified party be required to pay any amount to any Obligor pursuant to this Section 3.01(f) the payment of which would place the indemnified party in a less favorable net after Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This subsection shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Issuer or any other Person. 57

3.02 Reserved. 3.03 Reserved. 3.04 Increased Costs. (a) Increased Costs Generally. If any Change in Law shall: (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Purchaser; (ii) subject any Purchaser to any Tax of any kind whatsoever with respect to this Agreement or change the basis of taxation of payments to such Purchaser in respect thereof (except for (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (c) of the definition of Excluded Taxes, or (C) Connection Income Taxes); or (iii) impose on any Purchaser any other condition, cost or expense (other than Taxes) affecting this Agreement; and the result of any of the foregoing shall be to increase the cost to such Purchaser of purchasing or holding any Term Loan B Securities or to reduce the amount of any sum received or receivable by such Purchaser (whether of principal, interest or any other amount) then, upon request of such Purchaser, the Issuer will pay to such Purchaser such additional amount or amounts as will compensate such Purchaser for such additional costs incurred or reduction suffered. (b) Capital Requirements. If any Purchaser determines that any Change in Law affecting such Purchaser or any Lending Office of such Purchaser or such Purchaser’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Purchaser’s capital or on the capital of such Purchaser’s holding company, if any, as a consequence of this Agreement, the Commitments of such Purchaser or the Term Loan B Securities purchased by such Purchaser to a level below that which such Purchaser or such Purchaser’s holding company could have achieved but for such Change in Law (taking into consideration such Purchaser’s policies and the policies of such Purchaser’s holding company with respect to capital adequacy), then from time to time the Issuer will pay to such Purchaser such additional amount or amounts as will compensate such Purchaser or such Purchaser’s holding company for any such reduction suffered. (c) Certificates for Reimbursement. A certificate of a Purchaser setting forth the amount or amounts necessary to compensate such Purchaser or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Issuer shall be conclusive absent manifest error. The Issuer shall pay such Purchaser the amount shown as due on any such certificate within ten days after receipt thereof. (d) Delay in Requests. Failure or delay on the part of any Purchaser to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Purchaser’s right to demand such compensation, provided that the Issuer shall not be required to compensate a Purchaser pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Purchaser notifies the Issuer of the Change in Law giving rise to such increased costs or reductions and of such Purchaser’s intention to claim compensation therefor 58

(except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine month period referred to above shall be extended to include the period of retroactive effect thereof). 3.5 Reserved. 3.6 Mitigation Obligations. (a) 3.07 (a) Designation of a Different Lending Office. If any Purchaser requests compensation under Section 3.04, then such Purchaser shall (at the request of the Issuer) use reasonable efforts to designate a different Lending Office for funding or booking its Term Loan B Securities hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Purchaser, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.04, in the future, and (ii) would not subject such Purchaser to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Purchaser. The Issuer hereby agrees to pay all reasonable costs and expenses incurred by any Purchaser in connection with any such designation or assignment. 3.07 3.08 Survival. All of the Obligors’ obligations under this Article III shall survive termination of the Commitments and/or this Agreement, the repayment, satisfaction and discharge of all other Obligations hereunder or under any other Loan Document, resignation and/or replacement of the Agent, and any assignment by, or the replacement of, a Purchaser. ARTICLE IV GUARANTY 4.01 The Guaranty. (a) Each of the Guarantors hereby jointly and severally guarantees to each Purchaser and the Agent as hereinafter provided, as primary obligor and not as surety, the prompt payment of the Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise) strictly in accordance with the terms thereof. The Guarantors hereby further agree that if any of the Obligations are not paid in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise), the Guarantors will, jointly and severally, promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration or otherwise) in accordance with the terms of such extension or renewal. (b) Each Guarantor hereby jointly and severally unconditionally agrees that, if the Issuer does not unconditionally and irrevocably pay any Obligations when due, and those Obligations are not recoverable from the Guarantors for any reason under Section 4.01(a), each Guarantor shall jointly and severally indemnify each Purchaser and the Agent immediately on demand against any cost, loss, damage, expense or liability it suffers as a result of the Issuer’s failure to do so. (c) Notwithstanding any provision to the contrary contained herein or in any other of the Loan Documents, the obligations of each Guarantor under this Agreement and the other Loan Documents shall not exceed an aggregate amount equal to the largest amount that would not render such obligations unenforceable or subject to avoidance under applicable Debtor Relief Laws. 59

4.02 Obligations Unconditional. The obligations of the Guarantors under Section 4.01 are joint and several, absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Loan Documents or other documents relating to the Obligations, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 4.02 that the obligations of the Guarantors hereunder shall be absolute and unconditional under any and all circumstances. Each Guarantor agrees that such Guarantor shall have no right of subrogation, indemnity, reimbursement or contribution against the Issuer or any other Guarantor for amounts paid under this Article IV until such time as the Obligations have been paid in full. Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by Law, the occurrence of any one or more of the following shall not alter or impair the liability of any Guarantor with respect to the Obligations, which shall remain absolute and unconditional as described above: (a) at any time or from time to time, without notice to any Guarantor, the time for any performance of or compliance with any of the Obligations, shall be extended, or such performance or compliance shall be waived; (b) any of the acts mentioned in any of the provisions of any of the Loan Documents or other documents relating to the Obligations shall be done or omitted; (c) the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Loan Documents or other documents relating to the Obligations shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with; (d) any security interest, charge or lien granted to, or in favor of, the Agent or any other holder of the Obligations as security for any of the Obligations shall fail to attach or be perfected; or (e) any of the Obligations shall be determined to be void or voidable (including, without limitation, for the benefit of any creditor of any Guarantor) or shall be subordinated to the claims of any Person (including, without limitation, any creditor of any Guarantor). With respect to its obligations hereunder, each Guarantor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Agent or any other holder of the Obligations exhaust any right, power or remedy or proceed against any Person under any of the Loan Documents or any other document relating to the Obligations, or against any other Person under any other guarantee of, or security for, any of the Obligations. 4.03 Reinstatement. The obligations of the Guarantors under this Article IV shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Person in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any Debtor Relief Law or otherwise, and each Guarantor agrees that it will indemnify the Agent and each other holder of the Obligations on demand for all reasonable costs and expenses (including, without limitation, the fees, charges and disbursements of counsel) incurred by the Agent or such holder of the Obligations in connection with such rescission or restoration, including any such costs and expenses incurred in defending 60 against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any Debtor Relief Law. 4.04 Certain Additional Waivers. Each Guarantor agrees that such Guarantor shall have no right of recourse to security for the Obligations, except through the exercise of rights of subrogation pursuant to Section 4.02 and through the exercise of rights of contribution pursuant to Section 4.06. 4.05 Remedies. The Guarantors agree that, to the fullest extent permitted by law, as between the Guarantors, on the one hand, and the Agent and the other holders of the Obligations, on the other hand, the Obligations may be declared to be forthwith due and payable as specified in Section 9.02 (and shall be deemed to have become automatically due and payable in the circumstances specified in said Section 9.02) for purposes of Section 4.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Obligations from becoming automatically due and payable) as against any other Person and that, in the event of such declaration (or the Obligations being deemed to have become automatically due and payable), the Obligations (whether or not due and payable by any other Person) shall forthwith become due and payable by the Guarantors for purposes of Section 4.01. The Guarantors acknowledge and agree that their obligations hereunder are secured in accordance with the terms of the Collateral Documents and that the holders of the Secured Obligations may exercise their remedies thereunder in accordance with the terms thereof. 4.06 Rights of Contribution. The Guarantors agree among themselves that in connection with payments made hereunder, each Guarantor shall have contribution rights against the other Guarantors, in each case as permitted under applicable law. Such contribution rights shall be subordinate and subject in right of payment to the obligations of such Guarantors under the Loan Documents and no Guarantor shall exercise such rights of contribution until all Obligations that it guarantees pursuant to Section 4.01 have been paid in full. Each Guarantor, and by its acceptance of this Agreement, the Agent and each other Secured Party, hereby confirms that it is the intention of all such Persons that this Agreement and the Obligations of each Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal or state law to the extent applicable to this guaranty and the Obligations of each Guarantor hereunder. To effectuate the foregoing intention, the Agent, the other Secured Parties and the Guarantors hereby irrevocably agree that the Obligations of each Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the Obligations of such Guarantor under this guaranty not constituting a fraudulent transfer or conveyance. 4.07 Guarantee of Payment; Continuing Guarantee. The guarantee in this Article IV is a guaranty of payment and not of collection, is a continuing guarantee, and shall apply to all Obligations whenever arising. 4.08 Swiss Limitations. (a) The obligations of each Swiss Guarantor and the rights of the Purchasers under this Agreement are subject to the following limitations: 61

(i) If and to the extent that a Swiss Guarantor is liable under this Article IV or any other provision of the Loan Documents, for obligations other than obligations of one of its Subsidiaries (i.e. obligations of its direct or indirect parent companies (up stream guarantee) or sister companies (cross stream guarantee)) and that complying with such obligations would constitute a repayment of capital (Einlageruckgewahr), a violation of the legally protected reserves (gesetzlich geschutzte Reserven) or the payment of a (constructive) dividend (Gewinnausschuttung) by such Swiss Guarantor (the “Restricted Obligations”), the following shall apply: (A) the aggregate liability of such Swiss Guarantor for Restricted Obligations shall be limited to the Available Amount at the time such Swiss Guarantor is required to perform under the Loan Documents, provided that this is a requirement under applicable Law at that time and further provided that such limitation shall not free such Swiss Guarantor from its obligations in excess thereof, but merely postpone the performance date therefore until such times as performance is again permitted notwithstanding such limitation; (B) for the purposes of paragraph (A) above, “Available Amount” means the maximum amount of such Swiss Guarantor’s profits and reserves available for distribution under applicable Swiss Law, presently being the amount equal to the positive difference between (1) the assets of such Swiss Guarantor and (2) the aggregate of such Swiss Guarantor’s (x) liabilities other than Restricted Obligations, (y) stated capital, and (z) statutory reserves (gesetzliche Reserven) to the extent such reserves must be maintained by mandatory Law; (C) immediately after having been requested to perform Restricted Obligations under the Loan Documents, such Swiss Guarantor shall: (1) perform any Restricted Obligations which are not affected by the above limitations; and (2) in respect of any remainder, if and to the extent requested by the Agent or required under then applicable Swiss Law, provide the Agent with an interim balance sheet audited by the statutory auditors of such Swiss Guarantor setting out the Available Amount and, immediately thereafter, pay the Available Amount (less, if required, any Swiss Withholding Tax) to the Agent; (D) in respect of Restricted Obligations, each Swiss Guarantor shall: (1) if and to the extent required by applicable Law in force at the relevant time: a. subject to any applicable double tax treaties, deduct the Swiss Withholding Tax at the rate of 35% (or such other rate as is in force at that time) from any payment made by it in respect of Restricted Obligations; b. pay any such deduction to the Swiss Federal Tax Administration; and 62

c. notify and provide evidence to the Agent that the Swiss Withholding Tax has been paid to the Swiss Federal Tax Administration; and (2) to the extent such deduction is made, not be required to make a gross up, indemnify or otherwise hold harmless the Purchasers for the deduction of the Swiss Withholding Tax, notwithstanding anything to the contrary contained in the Loan Documents, unless such payment is permitted under the Law of Switzerland then in force. Such Swiss Guarantor shall use its best efforts to ensure that any Person which is, as a result of a payment under the Loan Documents, entitled to a full or partial refund of the Swiss Withholding Tax, will, as soon as possible after the deduction of the Swiss Withholding Tax, (1) request a refund of the Swiss Withholding Tax under any applicable Law (including double tax treaties) and (2) pay to the Agent upon receipt any amount so refunded; (E) each Swiss Guarantor shall, and any parent of such Swiss Guarantor which is an Obligor shall procure that such Swiss Guarantor will, take and cause to be taken all and any other action, including, without limitation, the passing of any shareholders’ resolutions to approve any payment or other performance under this Agreement or any other Loan Document and the receipt of any confirmations from such Swiss Guarantor’s auditors, which may be required as a matter of Swiss mandatory Law in force at the time it is required to make a payment or perform other obligations under this Agreement or any other Loan Document in order to allow a prompt payment and performance of other obligations under this Agreement or any other Loan Document with a minimum of limitations; and (F) if the enforcement of Restricted Obligations would be limited due to the effects referred to in this Section 4.08, then such Swiss Guarantor shall to the extent permitted by applicable Law write up or realize any of its assets that are shown in its balance sheet with a book value that is lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for such Swiss Guarantor’s business (nicht betriebsnotwendig). (b) For the purposes of this Section 4.08, the following definitions apply: (i) (A) “Swiss Guarantor” means any Guarantor incorporated in Switzerland. (ii) (B) “Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act. (iii) (C)”Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz uber die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time. 63

ARTICLE V CONDITIONS PRECEDENT 5.01 Signing Date. This Agreement shall be effective upon satisfaction of the following conditions precedent: (a) Loan Documents. Receipt by the Initial Purchaser and the Agent of executed counterparts of this Agreement and the other Loan Documents, each properly executed by a Responsible Officer of the signing Obligor and, in the case of this Agreement, by each Purchaser. (b) Opinions of Counsel. Receipt by the Initial Purchaser and the Agent of an opinion in form and substance satisfactory to the Initial Purchaser, dated the Signing Date, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York special counsel for the Obligors (including customary opinions that the Transactions contemplated hereby are permitted under the Senior Indenture and the 2013 Secured Note Indenture), Snell & Wilmer, United States special counsel for the Obligors, Allens, Australian special counsel for the Obligors, Bennett Jones LLP, Canadian special counsel for the Obligors, Patterson Adams, British Columbia special counsel for the Obligors, Niederer Kraft & Frey Ltd., Swiss special counsel for the Swiss Obligor, Cariola, Diez, Perez Cotapos & Cia, Ltda., Chilean special counsel for the Obligors, and Estudio Grau Abogados, Peruvian special counsel for the Obligors and each covering such other matters incident to the transactions contemplated hereby as the Initial Purchaser or its counsel may reasonably request (and the Obligors hereby instruct their counsel to deliver such opinions to the Initial Purchaser and the Agent). (c) No Material Adverse Effect. Except as disclosed in the Issuer’s public filings, there shall not have occurred since June 30, 2014 a material adverse effect on (i) the business operations, properties, assets or condition (financial or otherwise) of the Group Parent and its Subsidiaries taken as a whole; (ii) the ability of any Obligor to fully and timely perform its Obligations; (iii) the legality, validity, binding effect, or enforceability against an Obligor of a Loan Document to which it is a party; or (iv) the rights, remedies and benefits available to, or conferred upon, the Agent and any Purchaser under any Loan Document. d) Organization Documents, Resolutions, Etc. Receipt by the Initial Purchaser and the Agent of the following, in form and substance satisfactory to the Initial Purchaser: (i) copies of the Organization Documents of each Obligor certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state, province or other jurisdiction of its incorporation or organization, where applicable, and certified by a secretary or assistant secretary of such Obligor to be true and correct as of the Signing Date; (ii) such signature and incumbency certificates and/or other certificates of Responsible Officers of each Obligor as the Initial Purchaser and the Agent may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Obligor is a party; (iii) such resolutions of the board of directors and/or similar governing bodies of each Obligor approving and authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which such Obligor is a party, and certified, as at the Signing Date, 64 by its secretary, assistant secretary or a Responsible Officer as being in full force and effect without amendment or modification; and (iv) such documents and certifications as the Initial Purchaser or the Agent may reasonably require to evidence that each Obligor is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in its state, province or other jurisdiction of organization or formation. (e) Compliance with Laws. The transactions contemplated by this Agreement and the other Loan Documents are in compliance in all material respect with all applicable Laws. (f) Solvency. The Initial Purchaser and the Agent shall have received a certificate from a Responsible Officer of each Obligor (in form and substance reasonably satisfactory to the Initial Purchaser) which shall certify the solvency of the relevant Obligor after giving effect to the transaction contemplated by this Agreement and the other Loan Documents. (g) No Default.—There shall not exist any default or event of default in respect of the Senior Indenture, the 2013 Secured Note Indenture or the Implementation Agreement and no Obligor or any of its senior officers is aware of any other subsisting event or circumstance which constitutes a default under any other material agreement or document which is binding on it or its Subsidiaries or to which it (or its Subsidiaries’) assets are subject. (h) Officer’s Certificate. Receipt by the Initial Purchaser and the Agent of a certificate signed by a Responsible Officer of the Issuer certifying that (i) the conditions specified in Sections 5.01(c), (e), (f), (g), (o) and (p) have been satisfied and (ii) neither the execution and delivery of the Loan Documents by any of the Obligors which is party thereto, nor the consummation by an Obligor of the transactions contemplated therein, will violate, contravene or materially conflict with contractual provisions of, or cause an event of default under the Senior Indenture, the 2013 Secured Note Indenture or the Implementation Agreement. (i) Implementation Agreement—Receipt by the Initial Purchaser and the Agent of a copy of the Implementation Agreement duly executed by the parties thereto, together with all material agreements, instruments and other documents delivered in connection therewith as the Initial Purchaser shall reasonably request and including an officer’s certificate of the Issuer certifying that such documents are in full force and effect as of the Signing Date. (i) Refinancing. Receipt by the Initial Purchaser and the Agent of satisfactory evidence that all outstanding loans and other obligations under the Issuer’s existing credit agreement, dated as of July 29, 2011, among, inter alios, the Issuer and certain of its affiliates, the Purchasers party thereto and Bank of America, N.A., as agent, shall have been paid in full and all commitments thereunder shall have been terminated and all liens securing the obligations thereunder have been released. (k) Fees. Receipt by the Agent and the Purchasers of any fees required to be paid on or before the Signing Date. (l) Attorney Costs. The Issuer shall have paid all reasonable fees, charges and disbursements of counsel in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents to the Initial Purchaser and the Agent (directly to such counsel if requested by the Initial Purchaser or the Agent, as applicable) to the extent invoiced prior to or on the Signing Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the 65 closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Issuer, the Agent and the Initial Purchaser). (m) Equity Placement. Receipt by the Initial Purchaser and the Agent of evidence satisfactory to the Initial Purchaser that the Initial Equity Placement shall have been made in accordance with the Implementation Agreement and the First Subscription Agreement (as defined in the Implementation Agreement), without giving effect to any modifications, amendments, consents or waivers thereto that are adverse to (and as reasonably determined by) the Initial Purchaser without the consent of the Initial Purchaser. (n) Appointment of Board Nominees. Receipt by the Initial Purchaser and the Agent of satisfactory evidence that the Initial Purchaser’s nominee for the Group Parent’s board of directors shall have been appointed to the board of directors. (o) Representations and Warranties. The representations and warranties of each Obligor contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) as of such earlier date. p) No Default. No Default shall exist, or would result from the issuance of Term Loan B Securities or from the application of the proceeds thereof. (q) [Reserved.RESERVED] (r) NSW mortgage duty. Where any secured property is situated, or taken under the Duties Act 1997 (NSW) to be situated, in New South Wales, the Initial Purchaser and the Agent have received evidence that all Taxes required to be paid on any Security Interest over that Secured Property following provision of the requested advance have been paid or, if not already paid, sufficient same day funds or evidence of other arrangements satisfactory to the Initial Purchaser being in place to enable the payment of those Taxes, together with all things (including documents) necessary to pay those Taxes. (s) Intercreditor Agreement. The Agent shall have executed a joinder to the Intercreditor Agreement or the Intercreditor Agreement shall have been amended to allow the Agent to take the place of Bank of America, N.A. under such Intercreditor Agreement and shall otherwise be in form and substance reasonably satisfactory to the Initial Purchaser. (t) [Reserved]. (u) Lien Searches. The Initial Purchaser and the Agent shall have received the results of a recent lien search in each of the jurisdictions (excluding Peru) where assets of each of the Obligors and their respective Subsidiaries are located, and such search shall reveal no Security Interests on any of the assets of any of them except for Permitted Security Interests or discharged on or prior to the Signing Pate pursuant to documentation satisfactory to the Initial Purchaser. (v) Intellectual Property Collateral Agreements.—The Obligors and their Subsidiaries shall have executed and delivered to the Initial Purchaser and the Agent such agreements (each as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof, an “Intellectual 66

Property Collateral Agreement”), in form and substance satisfactory to the Initial Purchaser and the Agent, together with such other notices, for recording in the United States Patent and Trademark Office or the United States Copyright Office, or any similar office or agency of the United States, any state thereof, Canada, any political subdivision thereof or Australia or any political subdivision thereof and Uniform Commercial Code financing statements, as are necessary or advisable to perfect and maintain the Security Interests on all IP Rights that constitute Collateral. 5.02 Funding date. The obligation of each Purchaser to purchase the Term Loan B Securities in accordance with Section 2.01 is subject to the satisfaction of the following conditions precedent: (a) Officer’s Certificate. Receipt by the Initial Purchaser and the Agent of a certificate signed by a Responsible Officer of the Issuer certifying that the conditions specified in Sections 5.02(b), (c), (d), (e) and (f) have been satisfied and (ii) the consummation by an Obligor of the transactions contemplated under this Agreement, will not violate, contravene or materially conflict with contractual provisions of, or cause an event of default under the Senior Indenture, the 2013 Secured Note Indenture or the Implementation Agreement. (b) Representations and Warranties. The representations and warranties of each Obligor contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) on and as of the Funding Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, if such representation or warranty is qualified by materiality or Material Adverse Effect, it shall be true and correct in all respects as drafted) as of such earlier date. (c) No Default. No actual or threatened legal impediment (including a Default or Event of Default hereunder or under any other agreement, indenture or other instrument or obligation to which the Issuer or its affiliates are party or by which any of them are bound) to the purchase of the Existing Secured Notes pursuant to the Secured Notes Tender Offer has arisen or would result therefrom or from the issuance of Term Loan B Securities or from the application of the proceeds thereof. (d) No Material Adverse Effect. No change or development, including a prospective change or development that has or may have a material adverse effect on the Issuer, the market price of the Existing Secured Notes or the value of the Existing Secured Notes has occurred. (e) No Prohibition. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction has been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that would prohibit, prevent, restrict or delay consummation of the Secured Notes Tender Offer or the purchase of the Term Loan B Securities. (f) Trustee. The Trustee under the 2013 Secured Note Indenture has not objected in any respect to or taken any action that could adversely affect the consummation of the Secured Notes Tender Offer or taken any action that challenges the validity or effectiveness of the procedures used (including the proceeds herefrom) by the Issuer in the making of the Secured Notes Tender Offer or the acceptance of, or payment for, the Existing Secured Notes. 67

(g) Request for Credit Extension. The Agent shall have received a Request for Credit Extension at least two Business Days prior to the Funding Date. (h) Note. The Agent (or its counsel) shall have received a Note executed by the Issuer in favor of each Purchaser that requested a Note prior to the Funding Date. (i) Fees. Receipt by the Agent and the Purchasers of any fees required to be paid on or before the Funding Date. (i) Attorney Costs. The Issuer shall have paid all reasonable fees, charges and disbursements of counsel to the Initial Purchaser and the Agent (directly to such counsel if requested by the Initial Purchaser or the Agent, as applicable) to the extent invoiced prior to or on the Funding Date. (k) Secured Notes Tender Offer. Concurrently with the purchase of the Term Loan B Securities, the Issuer shall use all of the proceeds received from the issuance of the Term Loan B Securities to consummate the Secured Notes Tender Offer and, in accordance therewith, purchase the Existing Secured Notes. ARTICLE VI REPRESENTATIONS AND WARRANTIES [RESERVED] On the date hereof and on each of the Signing Date and the Funding Date each Obligor represents and warrants to the Agent and the Purchasers that: 6.01 Status. In respect of: (i) an Obligor which is incorporated or registered in Australia, it is a corporation validly existing under the Laws of the place of its incorporation specified in this Agreement; and (ii) an Obligor which is not incorporated, registered or formed in Australia, it is a company limited by shares, an unlimited liability company or a limited liability company, private company, corporation, cooperative association with excluded liability or partnership, in each case, duly incorporated, organized or formed, validly existing and in good standing under the laws of the place of its incorporation, organization or formation specified in this Agreement. 6.02 Power. It has the power to enter into and perform its obligations under the Loan Documents to which it is expressed to be a party, to carry out the transactions contemplated by those documents and to carry on its business as now conducted or contemplated. It has the power to own its assets. 6.03 Corporate Authorizations. It has taken all necessary corporate or partnership action to authorize the entry into and performance of the Loan Documents to which it is expressed to be a party, and to carry out the transactions contemplated by those documents. 68

6.04 Corporate Benefit. It achieves valuable corporate benefit from entering the Loan Documents. 6.05 Documents Binding. Each Loan Document to which it is expressed to be a party is its valid and binding obligations enforceable in accordance with its terms, subject to equitable principles and laws generally affecting creditors’ rights. 6.06 Transaction Permitted. The execution and performance by it of the Loan Documents to which it is expressed to be a party and each of the Transactions: (a) did not and will not violate any material provision of: (i) a Law or treaty or a judgment, ruling, order or decree of a Governmental Authority binding on it; (ii) its Organization Documents; or (iii) any other material document or agreement which is binding on it or its assets, and (b) except as provided by the Loan Documents, did not and will not: (i) create or impose a Security Interest on any of its assets securing an aggregate amount exceeding $5,000,000 (or its equivalent in any other currency or currencies); or (ii) allow a Person to accelerate or cancel an obligation with respect to Finance Debt, or constitute an event of default, cancellation event, prepayment event or similar event (whatever called) under an agreement relating to Finance Debt of an aggregate amount exceeding $10,000,000 (or its equivalent in any other currency or currencies), whether immediately or after notice or lapse of time or both. 6.07 Financial Reports. (i) Its most recent audited Financial Reports give a true and fail view of the matters with which they deal as of the date and for the periods to which they relate and as of the Signing Date and the Funding Date, as applicable, no Group member nor any of its Subsidiaries has any contingent liability or liability for Taxes, long term lease or unusual forward or long term commitment that is not reflected in the such Financial Statements or the notes thereto and which in any such case is material in relation to the business, operations, properties, assets, condition (financial or otherwise) of the Group Parent and any of its Subsidiaries taken as a whole (it being understood that letters of credit outstanding increased by approximately $6 million and surety bonds increased by approximately $12 million). (ii) There has been no subsequent change in its or its Subsidiaries’ state of affairs which is likeIy to have a Material Adverse Effect. 69

(iii) Those Financial Reports (A) comply with Current Accounting Practice (1) except to the extent disclosed in them and (2) in the case of any Financial Reports for the first and third quarters of any financial year, subject only to normal semi annual adjustments and normal year end audit adjustments and the absence of footnotes and (B) comply with all applicable laws. 6.08 No Litigation. No litigation, arbitration, Tax claim, dispute or administrative or other proceeding is current or pending or, to its knowledge, threatened against it which is likely to be adversely determined, and if adversely determined, is likely to have a Material Adverse Effect. 6.09 No Default. (i) No Event of Default is subsisting; and (ii) none of its senior officers is aware of any other subsisting event or circumstance which constitutes a default under any agreement or document which is binding on it or its Subsidiaries or to which it (or its Subsidiaries’) assets are subject which is likely to have a Material Adverse Effect. (iii) No person has contravened or will contravene Chapter 2E (related party transactions) or Part 2J.3 (financial assistance) of the Corporations Act 2001 (Cth) (Australia) (or any equivalent legislation in any other jurisdiction) by entering into any Loan Documents or participates in any transaction in connection with a Loan Document. 6.10 Authorization. (i) Each Authorization which is required in relation to the execution, delivery and performance by it of the Loan Documents to which it is expressed to be a party and the consummation of the Transactions and the validity and enforceability of the Loan Documents has been obtained or effected and is in full force and effect other than filings to perfect Security Interests created by the Collateral Documents. (ii) Each material Authorization required for it to carry on the Business has been obtained or effected and is in full force and effect, except where, if not the case, it is not likely to have a Material Adverse Effect. (iii) It is not in breach of any Authorization where breach is likely to have a Material Adverse Effect. 6.11 No Misrepresentation. (i) all information provided by it or on its behalf to the Agent and the Purchasers, when taken as a whole, was true in all material respects at the Signing Date or, if later, when provided (to the extent known to any Group member in the case of any document not furnished by any of them). Neither that information nor its conduct and the conduct of anyone on its behalf in relation to the Transactions, was or is misleading, by omission or otherwise; and 70

(ii) all financial projections provided by it or on its behalf to the Agent and the Purchasers in connection with the transactions contemplated by the Loan Documents have been prepared in good faith on the basis of recent historical information and on the basis of reasonable assumptions. 6.12 Copies of Documents. All copies of documents (including the Latest Financial Reports and all Authorizations) given by it or on its behalf to the Agent and the Purchasers are true and complete copies. 6.13 Title. (i) It is the sole legal and beneficial owner of and has good, valid, and marketable title to all of its assets and properties, including those included or reflected in the Latest Financial Reports as being owned by it (disregarding immaterial assets having an aggregate value not exceeding $5,000,000 (or its equivalent in any other currency or currencies)), free of any other third party right or interest whatever other than as permitted by Section 7.02(b). (ii) None of its assets is subject to a Security Interest which is not permitted by Section 7.02(b). 6.14 Law. It has complied with all laws (including Environmental Laws) binding on it where breach is likely to have a Material Adverse Effect. 6.15 Trust. It does not hold any material assets as trustee of any trust and is not entering into any Loan Documents as trustee of any trust. 6.16 Corporate Structure Diagram. (i) The corporate structure diagram in Schedule 6.16 sets out the corporate structure and ownership of the Group and its Subsidiaries as at the Signing Date and the Funding Date, as applicable. (ii) It has complied with Section 7.02(p). 6.17 Taxes. It has paid all Taxes payable by it when due (or in respect of Taxes in an immaterial amount, promptly after it becomes aware of its non payment) other than Taxes where the failure to pay is not likely to have a Material Adverse Effect and for which it has maintained on its hooks sufficient reserves and which are being contested in good faith by appropriate proceedings. 6.18 Solvency. It is solvent and there are no reasonable grounds to suspect that it will not be able to pay its debts as they become due and payable. 71

6.19 Pari Passu Ranking Its payment obligations under the Loan Documents rank at least pari passu with the claims of all its other senior unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to debtors generally. 6.20 No Immunity. It does not, nor do its assets, have immunity from any suit or execution. 6.21 Partnerships. Subject to Section 7.02(f), in relation to each Obligor which is a partnership (other than those Canadian Obligors which are partnerships), all of the partners of each such partnership are parties to this Agreement in that capacity and as Persons carrying on business in partnership with other Persons under the name of each such partnership. 6.22 No Material Adverse Effect. To the best of its knowledge and belief, and after due inquiry, it is not aware of any matter, thing or circumstance which has or is likely to have a Material Adverse Effect. 6.23 ERISA and Canadian Pension Plan Compliance. (a) Except as would not reasonably be expected to have a Material Adverse Effect, (i) each Plan is in compliance with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state Laws, or (ii) each Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS to the effect that the form of such Plan is qualified under Section 401(a) of the Internal Revenue Code and the trust related thereto has been determined by the IRS to be exempt from federal income tax under Section 501(a) of the Internal Revenue Code, or an application for such a letter is currently being processed by the IRS. To the best knowledge of the Obligors, nothing has occurred that would prevent or cause the loss of such tax qualified status. (b) All Non U.S. Plans have been established, registered, operated, amended, funded, invested, administered and maintained in compliance with the terms of such Non U.S. Plans, any applicable collective bargaining agreements, and all applicable Laws, except where failure so to comply could not be reasonably expected to have a Material Adverse Effect. All employer and employee payments, contributions, premiums and any other amounts required by applicable Non U.S. Plan documents, any collective bargaining agreements, or applicable Laws to be paid, remitted or accrued by any Obligor have been paid, remitted or accrued as required, except where failure so to pay or accrue could not be reasonably expected to have a Material Adverse Effect. (c) There are no pending or, to the best knowledge of the Obligors, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan or Non U.S. Plan (other than routine claims for the payment of benefits) that could be reasonably be expected to have a Material Adverse Effect, and no facts exist which could reasonably be expected to give rise to any such investigation or claim (other than routine claims for payment of benefits). There has been no prohibited transaction or violation of the applicable Laws with respect to any Plan or Non U.S. Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect. 72

(d) Schedule 6.23 lists all of the Canadian Pension Plans and identifies each Canadian Pension Plan that is a Canadian Defined Benefit Plan and each Canadian Pension Plan that is a Canadian Multi Employer Plan. Each Canadian Pension Plan is duly registered under all applicable Canadian federal or provincial pension benefits standards legislation. All material obligations of the Obligor required to be performed in connection with the Canadian Pension Plans or the funding agreements therefor have been performed in a timely fashion and there are no outstanding disputes concerning the assets held pursuant to any such funding agreement. All material reports and disclosures relating to the Canadian Defined Benefit Plans required by any applicable Laws have been filed or distributed in a timely fashion. No Canadian Pension Termination Event has occurred. No statutory deemed trust or lien has arisen or been imposed on any Obligor or its property in connection with any Canadian Pension Plan (excluding any inchoate liens for amounts required to be remitted but not yet due in respect of any Canadian Pension Plan). (e) Except as would not reasonably be expected to have a Material Adverse Effect (i) no ERISA Event has occurred, and no Obligor nor any ERISA Affiliate is aware of any fact, event or circumstance that could reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan; (ii) each Obligor and each ERISA Affiliate has met all applicable requirements under the Pension Funding Rules in respect of each Pension Plan, and no waiver of the minimum funding standards under the Pension Funding Rules has been applied for or obtained; (iii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Internal Revenue Code) is 60% or higher and no Obligor nor any ERISA Affiliate knows of any facts or circumstances that could reasonably be expected to cause the funding target attainment percentage for any such Pension Plan to drop below 60% as of the most recent valuation date; and (iv) no Obligor nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA. (f) During the twelve consecutive month period before the date of the execution and delivery of this Agreement and before the date of any availment hereunder, (i) no steps have been taken to terminate any Non U.S. Plan (wholly or in part), which could result in any Obligor being required to make an additional material contribution to the Non U.S. Plan, (ii) no contribution failure has occurred with respect to any Non U.S. Plan sufficient to give rise to a lien or material charge under any applicable pension benefits laws of any other jurisdiction, (iii) no condition exists and no event or transaction has occurred with respect to any Non U.S. Plan which might result in the incurrence by any Obligor of any material liability, fine or penalty, except as disclosed on Schedule 6.23(f), and (iv) except as disclosed in the financial statements required to be provided pursuant to this Agreement or as otherwise disclosed in writing from time to time to the Agent, no Obligor has any material contingent liability with respect to any post retirement benefit under a Non U.S. Plan. 6.24 Margin Regulations; Investment Company Act. (a) The Issuer is not engaged and nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of the Term Loan B Securities, not more than 25% of the value of the assets (either the Issuer only or of the Issuer and its Subsidiaries on a consolidated basis) subject to the provisions of Section 7.02(a) or Section 7.02(b) or subject to any restriction contained in any agreement or instrument between the Issuer and any Purchaser or any Affiliate of any Purchaser relating to indebtedness and within the scope of Section 9.01(c) will be margin stock. No portion of the proceeds of the Term Loan B Securities shall be used in any manner, whether directly or indirectly, that causes such Term Loan B Securities or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the FRB or any other regulation thereof or to violate the Exchange Act. 73

(b) None of the Issuer, any Person Controlling the Issuer, or any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940. 6.25 Foreign Asset Control Regulations; Anti Money Laundering; Anti Corruption Laws. (a) OFAC. Each Obligor is and has been in compliance with all U.S. economic sanctions laws, including but not limited to the Trading With the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Comprehensive Iran Sanctions and Divestment Act, the Iran Threat Reduction and Syria Human Rights Act, the National Defense Authorization Act for Fiscal Year 2012, Section 1.01 of Executive Order 13224 of September 23, 2001 Blocking Party and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) and any regulations or executive orders executed thereto (collectively, the “Sanctions”). No Obligor nor any director, officer, employee, agent or affiliate acting on behalf of the Obligor is (i) a person whose property or interest in property is blocked or subject to blocking pursuant to the Sanctions, (ii) a person who engages in any dealings or transactions prohibited by the Sanctions, or is otherwise associated with any such person in any manner violative of the Sanctions, or (iii) a person, or is owned or controlled by a person that is subject of any Sanctions or is on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order. Each Obligor represents that it is not knowingly engaged in any dealing or transactions for the benefit of or with any person, or in any country or territory, that is or was subject of any Sanctions. (b) Patriot Act; Anti Corruption Laws. (i) Each Obligor is in compliance, in all material respects, with the USA Patriot Act (Title III of Pub. L. 107 56 (signed into law October 26, 2001)) (the “Patriot Act”). No part of the proceeds of the Term Loan B Securities will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010 and any other applicable similar anticorruption law's and rules of such jurisdictions in which the Obligors conduct business (collectively “Anti Corruption Laws”); (ii) Each Obligor (A) has conducted and continues to conduct business in compliance with all applicable provisions of the Anti Corruption Laws; (B) is not aware of any facts or allegations of non compliance with any Anti Corruption Law; and (C) has not conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any government instrumentality or similar agency in response to any alleged act or omission arising under or related to any non compliance with any Anti Corruption Laws; (iii) To each Obligor’s knowledge, it is not in violation of any applicable provisions of any Anti Corruption Laws; (iv) None of the Obligors, nor any of their respective directors, officers, employees, agents, representatives or any other person acting for or on behalf of the Obligors has, directly or indirectly: (A) paid, promised to pay, authorized the payment of any money, or offered, given, promised to give or authorized the giving of anything of value, to any Government Official or any other person under circumstances where it was known, or reasonably 74 should have been known or anticipated (after due and proper inquiry), that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a Government Official or any other person for the purpose of: (1) influencing any act or decision of a Government Official or any other person in their official capacity; (2) inducing a Government Official or any other person to do or omit to do any act in violation of such person’s lawful duties; (3) securing any improper business advantage; or (4) inducing a Government Official or any other person to influence or affect any act or decision of any government employee, agent, or instrumentality; any company; any business enterprise or other entity owned, in whole or in part, or controlled by any government instrumentality; any political party; any commercial company; or any person, in a manner that would either constitute, or have the purpose or effect, of public or commercial bribery or the acceptance of or acquiescence to extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage; or (B) received any bribe, kickback or payment in violation of any Anti Corruption Law. (v) In each of the past five years prior to the date hereof, each Obligor has maintained books and records that accurately reflect in reasonable detail all expenditures and instituted internal controls sufficient to ensure that all payments made with assets of such Obligor have been duly authorized by management and comply with all law's of jurisdictions where such Obligor conduct business or own assets. 6.26 Insurance. The properties of the Obligors and their Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Group Parent, in such amounts (after giving effect to any self insurance compatible with the following standards), with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the applicable Obligor or the applicable Subsidiary operates. The property and general liability insurance coverage of the Obligors as in effect on the Signing Date is outlined as to carrier, policy number, expiration date, type, amount and deductibles on Schedule 6.25. 6.27 Intellectual Property; Licenses, Etc. Each Obligor and each Subsidiary exclusively owns, or has a sufficient right to, all of the material IP Rights that arc used in or necessary for the operation of their respective businesses. Set forth on Schedule 6.27 is a list of all IP Rights (including Internet domain names) registered or pending registration and owned by each Obligor or any of its Subsidiaries as of the Signing Date. With respect to the IP Rights, (i) no claim has been asserted and is pending by any Person challenging or seeking to limit, cancel or question the use of any material IP Rights owned by any Obligor (the “Owned IP Rights”) or the validity, enforceability, ownership, scope, or exploitation of any Owned IP Rights, except for such claims and infringements that could not reasonably be expected to have a Material Adverse Effect, (ii) no Obligor knows of any such claims, and, (iii) to the knowledge of the Responsible Officers of the Obligors, the use 75

of any Owned IP Rights by any Obligor or any Subsidiary or the granting of a right or a license in respect of any Owned IP Rights from any Obligor or any Subsidiary does not infringe on the rights of any Person. As of the Signing Date and the Funding Date, as applicable, none of the Owned IP Rights is subject to any exclusive licensing agreement or similar arrangement except as set forth on Schedule 6.27. 6.28 Perfection of Security Interests in the Collateral. Except as otherwise expressly permitted under the Loan Documents: The Collateral Documents create valid and effective Security Interests on the Collateral purported to be covered thereby, which Security Interests are (except as otherwise permitted by the Collateral Documents) perfected Security Interests, prior to all other Security Interests other than Permitted Security Interests and such Security Interests have the priority contemplated in the Collateral Documents. Other than with respect to the Peruvian and Chilean Security Interests, all filings and other actions necessary to perfect the Security Interest in the Collateral have been duly made or taken and arc in full force and effect. The Obligors have delivered, or caused to be delivered, to the Agent all UCC 1 financing statements in recordable form that may be necessary to perfect the Security Interests granted pursuant to the Loan Documents. The Obligors have delivered, or caused to be delivered, to the Agent all instruments, documents, certificates and investment property necessary to perfect the Security Interests granted pursuant to the Loan Documents, to the extent such security interests may be perfected by such delivery. Upon the filing of such UCC 1 financing statements in the offices specified thereon and the recordation of the Intellectual Property Collateral Agreements with respect to: copyright registrations, copyright applications, patents, patent applications, trademark registrations, and trademark applications, and the delivery of control over any Collateral where security interests are perfected by control or possession (to the extent perfection is accomplished by such control or possession), no further action, including any filing or recording of any document or the obtaining of any consent, is necessary in order to establish, perfect and maintain the Agent's first priority Security Interests in the personal property (including fixtures and IP Rights). No financing statement or other public notice with respect to all or any part of the Collateral is on file or of record in any public office, except filings evidencing Permitted Security Interests and filings for which termination statements have been delivered to Agent. 6.29 Business Locations; Taxpayer Identification Number. Set forth on Schedule 6.29(a) is a list of all real property located in the United States, Canada, Australia and Switzerland that, as of the Signing Date and the Funding Date, as applicable, is owned or leased by any Obligor and where at least $2,500,000 in equipment and inventory is located. Set forth on Schedule 6.29(b) is a list of all locations (i) where at least $2,500,000 in equipment or inventory of any Obligor is located as of the Signing Date and (ii) where any equipment or inventory in Canada with a value in excess of $1.0 million is located as of the Signing Date: Set forth on Schedule 6.29(c) is the chief executive office, exact legal name, jurisdiction of formation, tax payer identification number (or the equivalent) and organizational identification number (if applicable) of each Obligor as of the Signing Date. Except as set forth on Schedule 6.29(d), no Obligor has during the five years preceding the Signing Date (i) changed its legal name, (ii) changed its jurisdiction of formation or (iii) been party to a merger, amalgamation, consolidation or other change in structure. Set forth on Schedule 6.29(e) is a list of each deposit and investment account of each Obligor (other than Excluded Deposit Accounts) as of the Signing Date and the Funding Date, as applicable. 76

6.30 Quebec Based Collateral. As of the Signing Date and the Funding Date, as applicable, the aggregate fair market value of the property and assets (real and personal) of the Obligors and their Subsidiaries located in the Province of Quebec docs not exceed $5,000,000. 6.31 Projections. On and as of the Signing Date, the Projections of the Group Parent and its Subsidiaries for the period of fiscal year 2014 through and including fiscal year 2018 (which Projections shall include in the case of fiscal years 2014 and 2015 projections for each fiscal quarter during such fiscal years and annually for periods thereafter) (the “Projections”) are based on reasonable, good faith estimates and assumptions made by the management of the Group Parent as of the Signing Date; provided, the Projections arc not to be viewed as facts and that actual results during the period or periods covered by the Projections may differ from such Projections and that the differences may be material. 6.32 Tax Consolidated Group. It is: (a) not a member of a Tax Consolidated Group; or (b) a member of a Tax Consolidated Group and a valid tax sharing agreement is in place. 6.33 GST Group. It is: (a) not a member of a GST Group; or (b) a member of a GST Group and a valid tax sharing agreement is in place. ARTICLE VII AFFIRMATIVE COVENANTS So long as any Term Loan B Security or other Obligation hereunder shall remain unpaid or unsatisfied, each Obligor (or, as applicable, the particular Obligor referred to) undertakes (in respect of itself and on behalf of each of its Subsidiaries that is not an Obligor) as set out in this Article VII: 7.01 Reporting Undertakings. (a) It will provide to the Agent (in sufficient copies for the Purchasers): (i) Annual Financial Reports. in the case of the Group Parent only, as soon as practicable (butavailable after the end of each fiscal year (and, in any event, within 90120 days) after the close of each of its financial years copies of its audited consolidated Financial Reports in respect of that financial year;such fiscal year), annual reports in English, including financial statements (containing a consolidated statement of financial position as of the end of such fiscal year and immediately preceding fiscal year and consolidated statements of comprehensive income, changes in equity and cash flows for such fiscal year and the immediately preceding fiscal year) with a report thereon by an internationally recognized independent firm of chartered accountants; (ii) Semi-annual and Other Periodic Financial Reports. in the case of the Group Parent only, as soon as practicable (butavailable (and, in any event, within 60 days) after (x) the first half of each of its financial years copies of its unaudited consolidated Financial Reports in respect of that half year and (y) the first and third fiscal quarters of each of its financial years copies of its unaudited consolidated Financial Reports in respect of such quarter, subject only to normal periodic adjustments and the absence of footnotes; provided, however, if at any time aw covenant contained in the Senior Indenture, the 2013 Secured Note Indenture, the New Revolver or in the Term Loan A Securities Agreement shall require the delivery of more detailed or more frequent Financial Reports than those required by this Agreement or earlier delivery of such 77

Financial Reports than as required by this Agreement, then, the Group Parent will deliver the same Financial Reports to the Agent concurrently with the delivery of such Financial Reports in connection with the Senior Indenture, the 2013 Secured Note Indenture, the New Revolver or the Term Loan A Securities Agreement. At the request of the Agent, the Issuer and the other Obligors shall enter into a written amendment to this Agreement reflecting such additional requirements with respect to Financial Reports in form and substance reasonably acceptable to the Agent (as directed by the Required Purchasers); provided, that, the failure to do so shall not alter the effectiveness of this Section;after the close of the first six months in each fiscal year) interim semiannual reports in English, containing a condensed consolidated statement of financial position as of the end of each interim period covered thereby and as of the end of the immediately preceding fiscal year and condensed consolidated statements of comprehensive income and cash flows for each interim period covered thereby and for the comparable period of the immediately preceding fiscal year: Compliance Certificate, within 120 days after the end of each fiscal year of the Issuer an officers’ certificate stating whether or not to the best of the knowledge of the signers thereof a Default occurred during such fiscal year. If a Default shall have occurred during such period, the Issuer shall deliver to the Administrative Agent within 30 days after an officer becoming aware of the occurrence thereof, a certificate describing the Default, its status and what action the Issuer is taking or proposes to take with respect thereto. The Issuer also shall comply with TIA § 314(a)(4): (iii) Compliance Certificate. in the case of the Group Parent only, at the time it provides the Financial Reports referred to in Sections 7.01(a)(i) and 7.01(a)(ii), a Compliance Certificate signed by two directors or one director and the Chief Financial Officer of the Group Parent which: (A) certifies as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto; (B) if applicable, sets forth a reasonably detailed calculation of the Net Cash Proceeds received during the applicable period by or on behalf of the Issuer or any of its Subsidiaries in respect of any Prepayment Event; (C) includes supplements to Schedules 6.21, 6.29, 6.29(a), 6.29(b), 6.29(c), 6.29(d) and 6.29(e), as are necessary such that, as supplemented, such Schedules would be accurate and complete as of the date of such certificate; and (D) includes a reasonably detailed calculation of the Leverage Ratio. (iv) Reserved. (iv) (v) Documents Issued to Shareholders and Australian Securities Exchange. in the case ofwhether or not the Group Parent only, promptly, all material documents provided by it to holders of shares issued by it or otherwise filed with the Australian Securities Exchange;has equity listed on the Australian Stock Exchange, any other documents filed, furnished or otherwise provided or that would he required to he provided to the Australian Stock Exchange pursuant to the continuous reporting requirements under Australian securities laws and regulations and Australian Stock Exchange rules if the Group Parent had equity listed on the Australian Stock Exchange. 78

The Group Parent need not provide those annual or interim reports to the Agent and the Purchasers if and to the extent that the Group Parent (a) files or furnishes those reports with the Australian Stock Exchange and those reports are publicly available on the Australian Stock Exchange website within the time periods referred to in clauses (i) and (ii) above and (b) notifies the Agent that such reports have been so filed or furnished and are publicly available. (vi) Litigation. promptly, written particulars of any current, pending or threatened litigation, arbitration, Tax claim, dispute or administrative or other proceedings in relation to it or any of its Subsidiaries (other than a claim for workers’ compensation) which if adversely determined is likely to have a Material Adverse Effect; (vii) Governmental Authority. promptly, any notice, order or material correspondence from or with a Governmental Authority relating to it which is likely to have a Material Adverse Effect; and (viii) Other information. promptly, any other information in relation to its financial condition or business which the Agent may reasonably request; (ix) Monthly Financial Reporting. in the case of the Group Parent only, as soon as practicable (but within 30 days) after each fiscal month of each of its financial years, copies of its unaudited consolidated Financial Reports in respect of such month, subject only to normal periodic adjustments and the absence of footnotes (provided that no reporting shall be required under this clause (ix) if as of the date that such reporting would otherwise be required if the EBITDA Condition satisfied); and (x) Non U.S. Plan Reporting. in respect of each Canadian Pension Plan: (i) copies of all annual information returns, actuarial reports, and supplemental cost certificates which have been filed with a Governmental Authority promptly after filing, and (ii) any material direction, correspondence, order, notice, ruling or opinion that the Issuer or any of its Subsidiaries may receive from a Governmental Authority promptly after receipt. (b) Accounting Principles. In the case of the Group Parent only, it will ensure that the Financial Reports provided to the Agent under Section 7.01(a): (i) (A) comply with Current Accounting Practice (1) except to the extent disclosed in them and (2) in the case of any Financial Reports for the first and third quarters of any financial year, subject only to normal semi annual adjustments and normal year end audit adjustments and the absence of footnotes and (B) comply with all applicable Laws; and (ii) give a true and fail view of the matters with which they deal as at the date and for the periods to which they relate. (b) Authorizations. It will ensure that: (i) each Authorization which is required in relation to the execution, delivery and performance by it of the Loan Documents to which it is expressed to be a party, the consummation of the Transactions and the validity and enforceability of the Loan Documents is obtained, promptly renewed and maintained, and is in full force and effect; and 79

(ii) any material Authorization required for it to carry on the Business is obtained, promptly renewed and maintained, and is in full force and effect except in any respect that is not likely to have a Material Adverse Effect. (d) Notice to Agent: Unless notification has already been provided by another Obligor, it will notify the Agent as soon as it becomes aware of: (i) any Default and the steps, if any, being taken to remedy it; (ii) any change in its Authorized Officers, giving specimen signatures of any new Authorized Officer appointed, and, where requested by, the Agent, evidence satisfactory to the Agent of the authority of any Authorized Officer; (iii) any ERISA Event or Canadian Pension Termination Event; (iv) (A) the institution of any steps by an Obligor or any applicable regulatory authority to terminate any Non U.S. Plan (wholly or in part) which could result in an Obligor being required to make an additional contribution to the Non U.S. Plan, (B) the failure to make a required contribution to or payment under any Non U.S. Plan when due in accordance with its terms and any applicable laws if such failure is sufficient to give rise to a lien or charge under any applicable pension benefits Law's of any other jurisdiction that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (C) the talcing of any action with respect to a Non U.S. Plan which could reasonably be expected to result in the requirement that an Obligor furnish a bond or other security to such Non U.S. Plan or any applicable regulatory authority that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (D) the occurrence of any event with respect to any Non U.S. Plan which could reasonably be expected to result in the incurrence by an Obligor of any material liability, fine or penalty, or any material increase in the contingent liability of an Obligor; (E) the establishment of any new plan which, if it currently existed, would be a Canadian Defined Benefit Plan, or any change to an existing Canadian Benefit Plan that would reasonably be expected to have a Material Adverse Effect; or (F) the acquisition of an interest in any Person if such Person sponsors, administers, or participates in, or has any liability in respect of, any Canadian Defined Benefit Plan; (v) any amendment or other modification to the Senior Indenture or the 2013 Secured Note Indenture, any notice of a Default (as defined in the Senior Indenture or the 2013 Secured Note Indenture, as applicable) or Event of Default (as defined in the Senior Indenture or the 2013 Secured Note Indenture, as applicable) under the Senior Indenture or the 2013 Secured Note Indenture and any other material notices related to the Senior Indenture or the 2013 Secured Note Indenture; and (vi) any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect. Documents required to be delivered pursuant to Section 7.01(a)(i) or 7.01(a)(ii) 7.01(a)(i) or 7.01(a)(ii) or Section 7.01(a)(v) 7.01(a)(iv) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Group Parent posts such documents, or provides a link thereto on the Group Parent's website on the Internet at the website address listed on Schedule 11.0211.02; or (ii) on which such documents are posted on the Issuer’s behalf on an Internet or intranet website, if any, to which each Purchaser and the Agent have access (whether a commercial, third-party website or whether sponsored by the Agent); provided that: (i) the Issuer shall deliver paper copies of such documents to the 80

Agent or any Purchaser upon its request to the Issuer to deliver such paper copies until a written request to cease delivering paper copies is given by the Agent or such Purchaser and (ii) the Issuer shall notify the Agent and each Purchaser (by telecopier or electronic mail) of the posting of any such documents and provide to the Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Issuer with any such request by a Purchaser for delivery, and each Purchaser shall be solely responsible for requesting delivery to it or maintaining its copies of such documents. (b) (e) The Group Parent and the Issuer hereby acknowledges that (a) the Agent will make available to the Purchasers materials and/or information provided by or on behalf of the Issuer hereunder (collectively, “Issuer Materials”) by posting the Issuer Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Purchasers (each a “Public Purchaser”) may have personnel who do not wish to receive material non-public information with respect to the Issuer or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market- related activities with respect to such Persons’ securities. The Group Parent and the Issuer hereby agree that (w) all Issuer Materials that are to be made available to Public Purchasers shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Issuer Materials “PUBLIC,” the Group Parent and the Issuer shall be deemed to have authorized the Agent and the Purchasers to treat such Issuer Materials as not containing any material non-public information with respect to the Group Parent, the Issuer or their securities for purposes of United States federal and state securities laws (provided, however, that to the extent such Issuer Materials constitute Information, they shall be treated as set forth in Section 11.0711.07); (y) all Issuer Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Side Information;” and (z) the Agent shall be entitled to treat any Issuer Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform that is not marked as “Public Side Information.” Notwithstanding the foregoing, neither the Group Parent nor the Issuer shall be under any obligation to mark any Issuer Materials “PUBLIC.” 7.02 General Undertakings. (a) Disposal of Assets. It will not sell, lease, transfer, issue any Equity Interests (other than (i) the Group Parent, which shall have no restrictions hereunder on issuing Equity Interest, or (ii) to another Group Member), consummate any Asset Disposition, or otherwise dispose of, part with possession of, or create an interest in, any of its assets or attempt or agree to do so (whether in one or more related or unrelated transactions) except: (a) (i) Permitted Security Interests; [Reserved] (b) Subsidiaries. If. after the Signing Date: (i) any Subsidiary (including any newly formed or newly acquired Subsidiary or any Unrestricted Subsidiary redesignated as a Subsidiary) that is not then a Subsidiary Guarantor (A) incurs or guarantees any Finance Debt hereunder or under the Term Loan A Securities Agreement, (B) incurs any Finance Debt, or guarantees any Finance Debt incurred, pursuant to Section 8.01(a) or 8.01(b)(1) in an aggregate principal amount equal to or greater than $20 million or (C) guarantees the notes issued under the Senior Notes Indenture or (ii) the Issuer otherwise elects to have any Subsidiary become a Subsidiary Guarantor, then, in each such case, the Issuer shall cause such Subsidiary, (x) within 10 Business Days of incurring or guaranteeing such Finance Debt, to execute and deliver to the Administrative Agent a supplement to this Agreement and (v)(1) in the case of any Subsidiary of Group Parent organized in the United States, within 10 Business Days of incurring or guaranteeing such Finance Debt, or (2) in the case of any Subsidiary of Group Parent organized outside the United States that becomes a 81

Guarantor, promptly (but in no event longer than 90 days) after incurring or guaranteeing such Finance Debt, execute and deliver to the Collateral Agent, a joinders to the existing Collateral Documents to the extent applicable, and such other documentation described in Section 7.08, pursuant to which such Subsidiary shall become a Subsidiary Guarantor under this Agreement and pursuant to which such Subsidiary (other than the Swiss Service Provider) shall become a Guarantor under the Collateral Documents and Intercreditor Agreement and take such other actions required pursuant to the Collateral Documents to create enforceable Security Interests on the assets and properties of such Guarantor that constitute Collateral and/or real property required to he subject to a Mortgage pursuant to Section 7.08(b) and to perfect (or the equivalent under applicable foreign law) the Security Interests created thereby, including the filing of Uniform Commercial Code. PPSA (Australia) and PPSA (Canada) financing statements or equivalent filings under applicable law to the extent applicable. In addition, if after the Signing Date the EBITDA generated by, and/or the Total Tangible Assets held by, the Issuer and the Guarantors as of the end of and for the most recently ended four consecutive fiscal quarter period for which financial statements are publicly available is less than 60% of the total EBITDA and/or the Total Tangible Assets of Group Parent and its Subsidiaries for the period covered by such financial reports, then the Issuer will cause one or more Subsidiaries that are not then Subsidiary Guarantors to become Subsidiary Guarantors within 60 days of delivery of the applicable financial reports and otherwise pursuant to the same mechanisms set forth in the immediate preceding paragraph such that after giving pro forma effect to such new Subsidiary Guarantors, the Issuer and the Subsidiary Guarantors would have accounted for at least 60% of the total EBITDA and Total Tangible Assets of Group Parent and its Subsidiaries for the period covered by and as of the date of the most recently delivered financial reports. (c) Post-Closing Covenants. It will (i) deliver, or cause to be delivered, to the Agent, in form and substance satisfactory to the Agent and the Initial Purchaser, the items described on Schedule 7.02(w) by the times specified therein with respect to such items, or such later time as may be agreed to by the Initial Purchaser in its sole discretion, and (ii) within 90 days after the Signing Date (or such longer period as the Initial Purchaser may agree in its sole discretion) cause each real property set forth on Schedule 3(t)(i) of the Security Agreement to be encumbered by a Mortgage and fixture filing in favor of the Agent on behalf of the Secured Parties. No Default or Event of Default shall arise from any breach of a covenant or representation contained herein in respect of any matter expressly covered by Schedule 7.02(w) until the expiration of the time period set forth on Schedule 7.02(w) for the completion of any such matter. (d) Defensive Actions. It will, at its sole expense, defend against any claimed or asserted actions, suits or proceedings, however arising, brought by any Person, alleging that any contribution of property to the “Unrestricted Subsidiary” pursuant to Section 7.02(d)(ii) exceeds the amount permitted to be contributed to such "Unrestricted Subsidiary” pursuant to Permitted Investments clause (16) of the 2013 Secured Note Indenture or Permitted Investments clause (16) of the Senior Indenture (each of the foregoing, a “Proposed Claim”) and, in each case, shall continue to defend against such Proposed Claim until such time as a court of competent jurisdiction shall have rendered a final non-appealable judgment determining the resolution of such Proposed Claim (ii) Issuance of Equity Interests in respect of directors qualifying shares (and in respect of similar arrangements); provided that any such issuance must be made in accordance with the terms of the Implementation Agreement; (iii) disposals or transfers to another Group member; provided that any disposition to a Group member that is not an Obligor shall require pro forma compliance with Section 7.02(p); 82

(iv) disposals or dispositions of obsolete or redundant assets which are no longer required by it on arm’s length terms; (v) dispositions of IP Rights that are not material to, and no longer useful in, the business of any Obligor in the ordinary course of business on arm’s length terms; (vi) disposals of plant, equipment and fixed assets in exchange for other assets at least comparable as to type, value and quality; (vii) disposals in the ordinary course of business (other than disposals of IP Rights, fixed assets, businesses or companies or any interest in any of them) on arm’s length terms; or (viii) any other disposal of tangible assets by the Group and its Subsidiaries in any financial year having a fair market value of the tangible assets not to exceed the greater of, in an aggregate amount, (x) $10,000,000 and (y) 1% of Total Tangible Assets; provided that (x) no Default or Event of Default shall exist or result therefrom and (ii) at least 85% of the consideration received therefor shall be in the form of cash or Cash Equivalents. (b) Negative Pledge. It will not create or allow to exist a Security Interest over its present or future assets other than Permitted Security Interests and will not enter into any documentation or other instrument limiting the ability to grant liens on its assets other than Permitted Restrictions. (c) Finance Debt. It will not incur (or enter into any agreement to incur) any Finance Debt except: (i) under the Term Loan A Securities Agreement in an aggregate principal amount not to exceed the Fully Accreted Amount (as defined in the Term Loan A Securities Agreement), and any Permitted Refinancing thereof; (e) (ii) under the Loan Documents;Unrestricted Subsidiaries. (i) Within 120 days of the Singing Date, (x) a Subsidiary of the Issuer shall have been designated as an “Unrestricted Subsidiary” under the Senior Indenture and the 2013 Secured Note Indenture and shall be capitalized with U.S. intellectual property with a Fair Market Value of $44,000,000 and/or other property satisfactory to the Initial Purchaser with a Fair Market Value of approximately $44,000,000 (the “Unrestricted Subsidiary Property” ) and (y) such “Unrestricted Subsidiary” shall have delivered a guaranty of the Obligations hereunder from such Unrestricted Subsidiary on terms and conditions satisfactory to the Initial Purchaser and a legal opinion from Paul Weiss LLP in respect of such guaranty in form and substance reasonably satisfactory to the Initial Purchaser. (ii) Commencing with the first fiscal year ending after the date hereof and after giving effect to any additional U.S. intellectual property (or other assets) generated by such “Unrestricted Subsidiary” , the Issuer shall have the Unrestricted Subsidiary Property assessed by a valuation firm reasonably satisfactory to the Required Purchasers to determine the value of the Unrestricted Subsidiary Property as of the end of such fiscal year and after giving effect to any additional U.S. intellectual property (or other assets) generated by such “Unrestricted Subsidiary” and, in the event that the valuation of such property at such time is less than $44,000,000, then within 45 days following the receipt of such valuation, the Issuer shall contribute additional U.S. intellectual property or other property satisfactory to the Required 83

Purchasers to the “Unrestricted Subsidiary” such that the aggregate amount invested into such “Unrestricted Subsidiary” after giving effect to such contribution equals the greater of (x) $44,000,000 and (y) 5% of Total Tangible Assets (as calculated under the Senior Indenture and the 2013 Secured Note Indenture, and if there is any discrepancy between the calculations under those two indentures, the lesser of the two amounts) minus $6,000,000; provided that solely to the extent to avoid violating each of the Senior Indenture and/or 2013 Secured Note Indenture, any such contribution of property to the “Unrestricted Subsidiary” pursuant to this clause (ii) that exceeds the amount permitted to be contributed to such “Unrestricted Subsidiary” pursuant to Permitted Investments clause (16) of the 2013 Secured Note Indenture or Permitted Investments clause (16) of the Senior Indenture (the amount of such excess, the “Excess Capitalization” ), then the Excess Capitalization shall be immediately void ab initio. (iii) The hoard of directors of the Group Parent may from time to time designate any Subsidiary (other than the Issuer) of the Group Parent as an Unrestricted Subsidiary (such Subsidiary an “Unrestricted Subsidiary”), including any newly acquired or newly formed Subsidiary, to he an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Finance Debt of. or holds any Security Interest on any property of. the Group Parent or any other Subsidiary of the Group Parent that is not a Subsidiary of the Subsidiary to he so designated: provided, however, that either (A) the Subsidiary to he so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would he permitted under Section 8.02. For the avoidance of doubt, any Subsidiary of an Unrestricted Subsidiary shall constitute an Unrestricted Subsidiary. (iv) The hoard of directors of the Group Parent may designate any Unrestricted Subsidiary to he a Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Group Parent could Incur $1.00 of additional Finance Debt under Section 8.01(a) and (B) no Default shall have occurred and be continuing. Any such designation by the hoard of directors of the Group Parent shall he evidenced to the Agent by promptly filing with the Agent a copy of the resolution of the hoard of directors of the Group Parent giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions. 84

7.3 [Reserved] 7.4 Collateral Undertakings. In order to secure the fine and punctual payment of the Obligations, the Issuer, the Guarantors, the Collateral Agent and the other parties thereto have simultaneously with the execution of this Agreement entered or. in accordance with the provisions of Section 7.02(b), Section 7.12 and this Section 7.04, will enter into the Collateral Documents. The Issuer shall, and shall cause each Guarantor to. and each Guarantor shall, make all filings (including filings of continuation statements and amendments to Uniform Commercial Code financing statements. PPSA (Australia) financing statements and PPSA (Canada) financing statements that may he necessary to continue the effectiveness of such Uniform Commercial Code financing statements. PPSA (Australia) financing statements and PPSA (Canada) financing statements, as applicable) as are required by the Collateral Documents to maintain (at the sole cost and expense of the Issuer and the Guarantors) the security interest created by the Collateral Documents in the Collateral as a perfected security interest to the extent perfection is required by the Collateral Documents, subject only to Permitted Liens, and with the priority required by the Collateral Documents. 7.05 [Reserved] 7.06 [Reserved] 7.07 [Reserved] 7.8 After-Acquired Property.Finance Debt incurred under (x) interest rate and foreign exchange hedge or derivative transactions of a non speculative nature and entered into in the ordinary course of business and (y) surety bond and similar arrangements entered into in the ordinary course of business; (iv) Finance Debt owed to another Group member; provided that any loan from an Obligor to a Group member that is not an Obligor shall require pro forma compliance with Section 7.02(p), and provided further that (i) any Finance Debt under this 7.02(c)(iv) shall be subordinated to the obligations of the Obligors hereunder on terms satisfactory to the Agent (at the direction of the Required Purchasers) and (ii) any Finance Debt under this clause (iv) owed to an Obligor shall be evidenced by an intercompany promissory note on terms satisfactory to the Initial Purchaser (or, if the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers), and pledged to the Agent (or otherwise, pursuant to the Intercreditor Agreement) as Collateral hereunder; (v) (x) Finance Debt which is secured by a Permitted Security Interest described in clauses (h) and (i) of that definition, but only until the date which is 60 days after the date of completion of the acquisition of the asset or Entity (as applicable) and only if and while the other requirements of such clause (h) or (i) as applicable continue to be complied with, in an aggregate principal amount not to exceed $2,500,000 at any time outstanding, and (y) provided that (i) the Consolidated Coverage Ratio (as defined in the Senior Indenture) is at least 3:1 at the time of incurrence, after giving pro forma effect to such incurrence; provided that once the EBITDA Condition has been satisfied, the foregoing Consolidated Coverage Ratio test shall be lowered to 2:1, and (ii) no Default or Event of Default has occurred and is continuing or would result from such incurrence, Finance Debt which is subordinated to the obligations of the Obligors hereunder on terms satisfactory to the Agent (at the direction of the Required Purchasers), in an aggregate principal amount not to exceed $2,500,000 at any time outstanding; 85

(vi) Finance Debt outstanding on the Signing Date and set forth on Schedule 7.02(c)(vi) and any Permitted Refinancing thereof, and (A) additional Finance Debt incurred by the non Obligors in an aggregate amount outstanding not to exceed $5,000,000 (or its equivalent in any other currency or currencies) at any time and (B) additional Finance Debt in an aggregate amount outstanding not to exceed $5,000,000 (or its equivalent in any other currency or currencies) at any time (except that any incurrence under this clause (B) of Finance Debt in excess of $2,500,000 shall require that the Consolidated Coverage Ratio (as defined in the Senior Indenture) be at least 2:1 at the time of incurrence after giving pro forma effect to the incurrence); (vii) (A) purchase money Finance Debt (including capital Leases) for fixed or capital assets existing on the Signing Date and set forth on Schedule 7.02(c)(vii) and any Permitted Refinancing thereof and (B) additional purchase money Finance Debt (including capital Leases) for fixed or capital assets in an aggregate principal amount not to exceed $5,000,000 at any time outstanding; (viii) (A) to the extent constituting Finance Debt, Guarantees permitted pursuant to Section 7.02(d) and (B) unsecured Finance Debt incurred by the non Obligors in an aggregate principal amount not to exceed $10,000,000 at any time outstanding; and (ix) (A) to the extent the aggregate principal amount of Term Loan B Securities used to consummate the Secured Notes Tender Offer on the Funding Date exceeds $55,000,000 (the “Existing Secured Notes Threshold Amount”), the Issuer shall be permitted (within 6 months from the Closing Date) to incur Finance Debt in the form of an asset based revolving credit facility (the “New Revolver”) (i) which will have an aggregate commitment up to the amount by which the aggregate principal amount of the proceeds from the issuance of Term Loan B Securities used to purchase Existing Secured Notes exceeds the Existing Secured Notes Threshold Amount (but the commitment amount of the New Revolver shall not exceed, in the aggregate, $50,000,000), (ii) the proceeds of the initial draw (or, cash on hand not exceeding the available drawing amount under the New Revolver in lieu of the initial draw) may be used only to prepay, on a dollar for dollar basis, the Term Loan A Securities in accordance with Section 2.05(b) of the Term Loan A Securities Agreement; (iii) the collateral agent of such New Revolver shall join the Intercreditor Agreement and (iv) shall otherwise be consistent with the Permitted ABL Conditions and (B) any Permitted Refinancing of the New Revolver; and (x) to the extent that the Obligors are in compliance with Section 7.02(x), obligations under Letter of Credit Reimbursement Obligations to secure the performance of surety bonds and similar arrangements in the ordinary course of business; provided that the obligations under such Letter of Credit Reimbursement Obligations do not exceed, in the aggregate, an amount equal to (A) $30,000,000 at any time outstanding minus (B) the letter of credit sublimit under the New Revolver (to the extent in existence) at such time. (b) Provision of Financial Accommodation. It will not: (i) advance money or make available financial accommodation to or for the benefit of, another Person; or (ii) give a Guarantee in connection with an obligation or liability of another Person, except in the case of each of clause (i) and (ii): 86

(A) for the benefit of another Group member, provided that any such financial accommodation from an Obligor in favor of a Group member that is not an Obligor shall require pro forma compliance with Section 7.02(p); (B) in the ordinary course of business; (C) (x) loans and advances to, or Guarantees of obligations of, joint ventures or non wholly owned Subsidiaries in an aggregate amount not to exceed $5,000,000 at any time outstanding; provided that in the case of any such Guarantee constituting Finance Debt, such Guarantee would have been permitted if incurred pursuant to Section 7.02(c)(vi) and (y) loans and advances in respect of the Global Tech Investments; or (D) (1) advances, loans and other extensions of credit to customers (including under installment sale arrangements) in connection with the sale of products in the ordinary course of business in an aggregate amount outstanding at any time not to exceed $5,000,000 and (2) Guarantees of third party financing of customers (including under installment sale arrangements) in connection with the sale of products in the ordinary course of business; provided that in the case of any such Guarantee, such Guarantee would have been permitted if incurred pursuant to Section 7.02(c)(vi). (e) Corporate Existence. Except as otherwise expressly permitted under this Section 7.02 and except for Liquidations into Obligors and Liquidations of non Obligors into other non Obligors, it will do everything necessary to maintain its corporate existence in good standing or its organization as a partnership (as applicable). It will not transfer its jurisdiction of incorporation or change its jurisdiction of formation or enter any merger, amalgamation, demerger (or splitting) or consolidation except for a solvent reconstruction, reorganization, merger or amalgamation with the consent of the Required Purchasers (not to be unreasonably withheld). (f) Partnership. In relation to each Obligor which is a partnership, upon the reasonable request of the Initial Purchaser to the extent that that the Initial Purchaser has determined it necessary to ensure the enforceability or benefit of any Guarantee provided by such partnership, it will ensure any Person who becomes a partner of the partnership promptly (and in any case within 30 days of becoming a partner of the partnership) accedes to this Agreement and the other Loan Documents in a manner, form and substance satisfactory to the Initial Purchaser, as a Person carrying on business in partnership with other Persons under the name of that partnership (including so as to have the same rights, obligations and liabilities under and in connection with the Loan Documents as the other Persons carrying on business in partnership with other Persons under that same name). (g) Comply with Law. It will comply in all respects with all Law's (including Environmental Law's) to which it may be subject, if failure to comply is likely to have a Material Adverse Effect. (h) Pay Taxes. It will pay all Taxes payable by it when due but: (i) it need not pay Taxes for which it has maintained on its books sufficient reserves and which are being contested in good faith and by appropriate proceedings, except where failure to pay is likely to have a Material Adverse Effect; and (ii) to the extent liable, it will pay those Taxes on the final determination date or settlement of the contest. (i) Distributions. It must not make any Distribution other than a Permitted Distribution. 87

(j) Commercial Dealings. It will not deal in any way with any Person who is not a Group member except on terms no less favorable to it than arm’s length terms and in the ordinary course of business. It will not deal with any Group member which is not a Guarantor other than in the ordinary course of business of the Group where such dealing will not result in a breach of Section 7.02(p). (k) Change of Business. It will not, and will ensure the Group and its Subsidiaries taken as a whole does not, take action whether by acquisition or otherwise which alone or together would materially alter the nature of the Business. (l) Hedging. It will maintain hedging arrangements for interest rate and foreign exchange risk in accordance with the Hedging Policy. (m) Acquisitions. It will not acquire or establish any business or acquire any shares or interest in any Entity except (i) Permitted Acquisitions and (ii) the Global Tech Investments and (iii) intercompany investments (but if the investment is from an Obligor to a non Obligor, it shall require pro forma compliance with Section 7.02(p) and no Event of Default shall have occurred and be continuing or would result therefrom). (a) Promptly (but in any event within 90 days) following the acquisition by the Issuer or any Guarantor of any After-Acquired Property or a Subsidiary becoming a Guarantor, subject to the applicable limitations hereunder and in the Collateral Documents (including with respect to the Excluded Property and the Agreed Security Principles), the Issuer or such Guarantor shall execute and deliver such mortgages, debentures, deeds of trust, security instruments, financing statements and certificates and opinions of counsel and, to the extent applicable, joinders to existing Collateral Documents, in each case as shall he reasonably necessary to vest in the Collateral Agent a perfected (or the equivalent under applicable foreign law) security interest in such After-Acquired Property with the priority required by the Intercreditor Agreement and to have such After-Acquired Property added to the Collateral and thereupon all provisions of this Agreement and the Collateral Documents relating to the Collateral shall he deemed to relate to such After-Acquired Property to the same extent and with the same force and effect. In addition, in connection with any of the foregoing, to the extent required by any Collateral Documents, the Issuer or Guarantor will execute and deliver to the Collateral Agent such amendments or supplements to the relevant Collateral Documents or such other documents (including certificates and surveys, as necessary) as necessary or advisable to grant to the Collateral Agent a Security Interest on such property (or, in the case of a new Guarantor, all of its assets constituting Collateral) subject to no Security Interest other than Permitted Liens, and take all actions necessary to cause such Security Interest to be duly perfected to the extent required by such Collateral Documents in accordance with all applicable requirements of law and with the priority required by the Collateral Documents, including the filing of Mortgages, deeds of trust, financing statements or other instruments or documents in such jurisdictions as necessary or as may he reasonably requested by the Collateral Agent or as otherwise required by the Collateral Documents. The Issuer and each Guarantor shall otherwise take such actions and execute and/or deliver to the Collateral Agent such documents as necessary to confirm the validity, perfection and priority of the Security Interest of the Collateral Documents on such after-acquired properties to the extent required by the Collateral Documents. If granting a security interest in such property requires the consent of a third party, the Issuer and the applicable Guarantor may not be required to obtain such consent with respect to the security interest for the benefit of the Collateral Agent on behalf of the Purchasers of the Term Loan B Securities and each other secured party under the Collateral Documents to the extent, such consent is not otherwise required hereunder. If any required third party consent is not obtained, the Issuer or the applicable Guarantor will not be required to provide such security interest. 88

(b) Within 90 days after the acquisition of any real property constituting Collateral with a cost or hook value in excess of $5.0 million by the Issuer or any Guarantor, the Issuer or such Guarantor shall provide the Collateral Agent (i) a mortgage or debenture duly executed and delivered by the applicable Guarantor, (ii) a title insurance policy for such property available in each applicable jurisdiction insuring the Security Interest of each such mortgage or debenture as a valid first priority Security Interest on the property described therein, free of any other Security Interests except as expressly permitted by the Collateral Documents, together with such endorsements, coinsurance and reinsurance in amounts at least equal to the insured value of such property, (iii) a completed Life-of-Loan Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each mortgaged property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the applicable Guarantor relating thereto) and if any improvements on any mortgaged property is designated as a “flood hazard area,” evidence of such flood insurance with a financially sound and reputable insurer in an amount at least equal to the insured value of the improvements on such property and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the applicable flood insurance laws, (iv) such existing surveys, existing abstracts, existing appraisals, legal opinions and other documents as the Collateral Agent may reasonably request with respect to any such mortgaged property, (v) an opinion of local counsel for such Guarantor in the jurisdiction of such real property, addressed to the Collateral Agent and the other secured parties under the Collateral Documents and reasonably acceptable to the Collateral Agent and (vi) such fixture filings and other items (if any) as are reasonably necessary or appropriate to perfect the Collateral Agent’s Security Interest in such Collateral. 7.09 Impairment of Security Interest. The Issuer and the Guarantors shall not, and shall not permit any of their Subsidiaries to, (i) take or omit to take any action with respect to the Collateral that could reasonably be expected to have the result of affecting or impairing the security interest in the Collateral in favor of the Collateral Agent for the benefit of the Purchasers or (ii) grant to any Person (other than the Collateral Agent for the benefit of the Purchasers and the holders of any other additional secured Obligations) any interest whatsoever in the Collateral, in each case except as provided for in this Agreement or the Collateral Documents. 7.10 Maintenance of Properties. (a) Subject to, and in compliance with, the applicable Collateral Documents, the Issuer shall cause all material properties used or useful in the conduct of its business or the business of any of the Guarantors to he maintained and kept in good operating condition, repair and working order (ordinary wear and tear and casualty loss excepted) and supplied with all necessary equipment and shall cause to he made all necessary repairs, renewals, replacements, betterments and improvements thereto: provided that the Issuer shall not be obligated to make such repairs, renewals, replacements, betterments and improvements to the extent the failure to do so would not result, in a material adverse effect on the ability of the Issuer and the Guarantors to satisfy their obligations under the Term Loan B Securities, the Guarantees, this Agreement and the Collateral Documents. (b) (n) Insurance. It or another Obligor on its behalfThe Issuer and the Guarantors will (i) take out and keep in force insurance (which may include self-insurance of a nature described in Section 6.25) as would a prudent business of its size conducting a similar business and having similar assets and (ii) cause the Collateral Agent to be named at all times as (A) lender’s loss payee or mortgagee, as its interest may appear, with respect to any insurance providing coverage in respect of any Collateral at the Issuer’s United States headquarters and any location having equipment and inventory Collateral in excess of $2.500.0005.0 million (subject to the Intercreditor Agreement), and/or (B) additional insured with respect to any insurance providing general liability coverage with respect to the Issuer and Guarantors, 89 and, in each case, use commercially reasonable efforts to cause each provider of any such insurance to agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Collateral Agent, that it will give the Collateral Agent thirty30 days (or such lesser amount as the Agent may agree) prior written notice before any such policy or policies shall be altered or canceled. 7.11 Further Instruments and Acts. Upon request of the Administrative Agent, the Group Parent shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Agreement. 7.12 Further Assurance. Subject to the applicable limitations in this Agreement and the Collateral Documents (including with respect to Excluded Property and the Agreed Security Principles), the Issuer and the Guarantors and the Swiss Security Provider, at their own expense, shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect (or the equivalent under applicable foreign law) the validity and priority of the security interests and Security Interest created or intended to be created by the Collateral Documents in the Collateral. In addition, from time to time, subject to the applicable limitations in this Agreement and the Collateral Documents (including with respect to Excluded Property and the Agreed Security Principles), the Issuer and each Guarantor and the Swiss Security Provider shall reasonably promptly secure the obligations under this Agreement, the Collateral Documents and the Intercreditor Agreement by pledging or creating, or causing to be pledged or created, perfected (or the equivalent under applicable foreign law) security interests and Security Interest with respect to the Collateral. Such security interests and Security Interest will be created under the Collateral Documents and other security agreements, mortgages, debentures, deeds of trust and other instruments and documents. ARTICLE VIII NEGATIVE COVENANTS 8.01 Limitation on Finance Debt. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries to, Incur, directly or indirectly, any Finance Debt: provided, however, that the Group Parent, the Issuer and any Subsidiary will be entitled to Incur Finance Debt if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio would be at least 2.0 to 1.0 (any such Finance Debt Incurred pursuant to this Section 8.01(a) being herein referred to as “Coverage Indebtedness”). (b) Notwithstanding the foregoing Section 8.01(a), the Group Parent and its Subsidiaries will be entitled to Incur any or all of the following Finance Debt (any such Finance Debt Incurred pursuant to this clause (b) being herein referred to as “Permitted Indebtedness”): (i) Finance Debt constituting Obligations owed hereunder and Obligations (as defined in the Term Loan A Securities Agreement as of the Fourth Amendment Effective Date) owed under the Term Loan A Securities and Refinancings thereof: (ii) Finance Debt owed to and held by the Group Parent and/or any of its Subsidiaries: provided, however, that (A) any subsequent issuance or transfer of any Equity Interests which results in any such Subsidiary ceasing to be a Subsidiary or any subsequent transfer of such Finance Debt (other than to the Group Parent or a Subsidiary) shall be 90 deemed, in each case, to constitute the Incurrence of such Finance Debt by the obligor thereon, (B) if the Issuer is the obligor on any such Finance Debt owing to a Subsidiary that is not a Guarantor, such Finance Debt is expressly subordinated to the prior payment in full in cash of all its obligations with respect to the Term Loan B Securities and (C) if a Guarantor is the obligor on any such Finance Debt owing to a Subsidiary that. is not the Issuer or a Guarantor, such Finance Debt is expressly subordinated to the prior payment in full in cash of all obligations of such Guarantor with respect to its Guarantee: (iii) any securities issued pursuant to the 2013 Secured Notes Indenture or the Senior Indenture (other than any securities issued under and in compliance with the 2013 Secured Notes Indenture or the Senior Indenture, as applicable, as part of the same series as the initial securities issued thereunder and not issued in exchange for or replacement of any such initial securities) and the Guarantees related thereto and accreted and/or capitalized interest on such securities issued pursuant to the Senior Indenture, whether accreted and/or capitalized before, on or after the Fourth Amendment Effective Date: (iv) Finance Debt outstanding on the Signing Date (other than Finance Debt described in clause (i) or (iii) of this Section 8.01(b)): (v) Finance Debt of a Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired, directly or indirectly, by the Group Parent (other than Finance Debt Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired, directly or indirectly, by the Group Parent): provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Group Parent would have been entitled to Incur at least $1.00 of Coverage Indebtedness pursuant to Section 8.01(a): (vi) any Permitted Refinancing in respect of Coverage Indebtedness or of Permitted Indebtedness Incurred pursuant to clauses (iii), (iv) or (v) of this Section 8.01(b) or this clause (vi) (other than, for the avoidance of doubt, the Term Loan A Securities or the Term Loan B Securities): (vii) Hedging Obligations Incurred in the ordinary course of business (and not for speculative purposes): (viii) obligations in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, insurance premium finance agreements, reclamation, statutory obligations, bankers’ acceptances, performance, bid, appeal, surety or similar bonds and letters of credit. or completion and performance guarantees or equipment leases or other similar obligations provided or Incurred by the Group Parent or any Subsidiary in the ordinary course of business; (ix) Finance Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Finance Debt is extinguished within five Business Days of its Incurrence: (x) Finance Debt consisting of any Guarantee by the Group Parent or any of its Subsidiaries of Finance Debt of the Group Parent or any of its Subsidiaries that was permitted 91 to he Incurred by another provision of this Section 8.01; provided, however, that if the Finance Debt being guaranteed is subordinated to or pari passu with the Term Term B Securities, then the Guarantee thereof shall he subordinated or pari passu, as applicable, to at least the same extent as the Finance Debt being Guaranteed; (xi) Purchase Money Indebtedness Incurred to finance all or any part of the purchase price or cost of design, development, construction, installation or improvement of property (real or personal and including acquisitions of Equity Interests), plant or equipment or other fixed or capital assets used or useful in the business of the Group Parent or any of its Subsidiaries or in a Related Business (in each case, whether through the direct purchase of such assets or the Equity Interests of any Person owning such assets), or repairs, additions or improvements to such assets, and any Permitted Refinancing Incurred to Refinance such Finance Debt, in an aggregate principal amount outstanding at any time which, when added together with the amount of Finance Debt Incurred pursuant to this clause (xi) and then outstanding, does not exceed the greater of (i) $30 million and (ii) 2% of Total Tangible Assets; (xii) the issuance by any of the Group Parent’s Subsidiaries to the Group Parent or to any of its other Subsidiaries of shares of Disqualified Stock or Preferred Stock; provided, however, that: (A) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or Preferred Stock being held by a Person other than the Group Parent or any of its Subsidiaries; and (B) any sale or other transfer of any such Disqualified Stock or Preferred Stock to a Person that is not either the Group Parent or a Subsidiary of the Group Parent; shall he deemed, in each case, to constitute an issuance of Disqualified Stock or Preferred Stock, as the case may he, by such Subsidiary that was not permitted by this clause (xii); (xiii) Finance Debt to the extent that the net proceeds thereof are promptly deposited (and in no event more than five Business Days thereafter) to defease or to satisfy and discharge the Existing Secured Notes; (xiv) Finance Debt owed on a short-term basis to hanks and other financial institutions Incurred in the ordinary course of business and arising in connection with Treasury Management Agreements; (xv) Finance Debt arising from agreements of the Group Parent or a Subsidiary providing for indemnification, adjustment of purchase price, earn outs, Guarantees or similar obligations, in each case, Incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary (other than Guarantees of Finance Debt Incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition); and (xvi) Finance Debt Incurred by the Group Parent or any of its Subsidiaries in an aggregate principal amount at any time outstanding which, when taken together with all other Finance Debt of the Group Parent and its Subsidiaries outstanding on the date of such Incurrence (other than Coverage Indebtedness incurred pursuant to Section 8.01(a) above 92 and Permitted Indebtedness Incurred pursuant to clauses (i) through (xv) and (xvii) through (xix) of this Section 8.01(b)) does not exceed $35 million, and (ii) Finance Debt Incurred pursuant to the New Money ABL; provided, that immediately before giving effect to any Incurrence under the foregoing clause (ii), the aggregate principal amount of all Finance Debt then outstanding under the New Money ABL is at least $35 million, and provided further, that immediately after giving effect to any such Incurrence under the foregoing clause (ii), the aggregate principal amount of all Finance Debt then outstanding under the New Money ABL does not exceed the sum of (I) $75 million plus (II) an amount equal to the lesser of (1) $25 million and (2) the greater of (A) zero and (B) $385 million minus, as of the time of determination, principal amounts then outstanding (not including any accrued, accreted and/or capitalized interest, whether accrued, accreted and/or capitalized before, on or after the Fourth Amendment Effective Date)of the Term Loan A Securities, the Term Loan B Securities and/or the Existing Secured Notes; (xvii) unpaid interest on the Existing Secured Notes accrued through December 31, 2016, in an amount not exceeding $[ ], and (B) unpaid accreted and capitalized interest on the Existing Secured Notes from January 1, 2017 through December 31, 2018, in an amount not exceeding $[ ]; (xviii) Finance Debt constituting existing and future fees and expenses owing to holders of the Existing Secured Notes and lenders under the New Money ABL pursuant to the terms of those instruments. For the avoidance of doubt, no principal, premium or interest shall constitute Permitted Indebtedness pursuant to this clause (18); (xix) Finance Debt Incurred by the Group Parent or any of its Subsidiaries, which for the avoidance of doubt shall not include any accreted and/or capitalized interest under the Term Loan A Securities or the Term Loan B Securities; provided, that immediately before giving effect to any such Incurrence, the aggregate principal amount of all Finance Debt Incurred under this clause (xix) and then outstanding, when taken together with all other Finance Debt Incurred by the Parent and its Restricted Subsidiaries (other than Coverage Indebtedness incurred pursuant to Section 8.01(a) above and Permitted Indebtedness Incurred pursuant to clauses (i) through (xviii) of this Section 8.01(b)) does not exceed $40 million; and provided further, that prior to such Incurrence: (A) on or before December 31, 2018, a meeting of the shareholders of a successor to the Group Parent (or the Group Parent, if the Group Parent is the surviving entity following a redomiciliation to a jurisdiction outside Australia) shall have been held to vote on the approval of any merger or amalgamation with, acquisition of, scheme of arrangement or other similar transaction effectuating a business combination involving such successor, or the sale in one transaction or a series of related transactions involving all or substantially all of such successors assets, in each case, whether or not the successor continues or survives following such transaction, if the purchase price in such merger, amalgamation, acquisition, business combination or sale implied a total enterprise value of the Group Parent and each of its Subsidiaries and Unrestricted Subsidiaries, in the aggregate, of less than $750 million; (B) such approval required the affirmative vote of the holders of 75% of the common stock of such successor (or, as applicable, the Parent) then issued and outstanding; and 93

(C) such approval was not obtained. (c) For purposes of determining compliance with this Section 8.01: (i) (o)[Reserved].; (ii) in the event that an item of Finance Debt (or any portion thereof) meets the criteria. of more than one of the types of Finance Debt described above, the Issuer, in its sole discretion, will be permitted to classify (and may later reclassify) such item of Finance Debt (or any portion thereof) at the time of Incurrence (and in the case of a. reclassification, only to the extent. the reclassified item could be Incurred pursuant. to the criteria at. the time of such reclassification) in any manner that complies with this Section 8.01 and will only be required to include the amount and type of such Finance Debt in one of the above clauses: and (iii) the Issuer will be entitled to divide and classify an item of Finance Debt in more than one of the types of Finance Debt described above. (d) For purposes of determining compliance with any Dollar restriction on the Incurrence of Finance Debt where the Finance Debt Incurred is denominated in a. different currency, the amount of such Finance Debt will be the U.S. Dollar Equivalent, determined on the date of the Incurrence of such Finance Debt: provided, however, that if any such Finance Debt denominated in a different currency is subject to a Currency Agreement with respect to Dollars, covering all principal, premium, if any, and interest payable on such Finance Debt, the amount of such Finance Debt expressed in Dollars will be as provided in such Currency Agreement. The principal amount of any Permitted Refinancing Incurred in the same currency as the Finance Debt being refinanced will be the U.S. Dollar Equivalent of the Finance Debt refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Permitted Refinancing will be determined in accordance with the preceding sentence, and (2) the principal amount of the Permitted Refinancing exceeds the principal amount of the Finance Debt being refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Permitted Refinancing is Incurred. 8.02 Limitation on Restricted Payments. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries, directly or indirectly, to make a. Restricted Payment. (b) The provisions of Section 8.02(a) will not prohibit; (i) any Restricted Payment made out of the Net. Cash Proceeds of the substantially concurrent sale of, or made in exchange for, Equity Interests of the Group Parent (other than Disqualified Stock and other than Equity Interests issued or sold to a Subsidiary of the Group Parent or an employee stock ownership plan or to a trust established by the Group Parent or any of its Subsidiaries for the benefit of their employees) or a. substantially concurrent contribution to the common equity capital of the Group Parent; (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Junior Indebtedness of the Issuer or a. Guarantor made by exchange for or out of the proceeds of the substantially concurrent Incurrence of, Finance Debt of 94 such Person which is permitted to he Incurred pursuant to Section 8.01 so long as (A) such new Finance Debt is (i) also Junior Indebtedness, (ii) unsecured to the extent such Junior Indebtedness was unsecured and (iii) if such Finance Debt was a, Subordinated Obligation, subordinated to the Term Loan B Securities and any related Guarantees thereof, in each case at least to the same extent as such Junior Indebtedness so prepaid, redeemed, repurchased, acquired or retired, (B) such new Finance Debt has a, final scheduled maturity date equal to or later than the final scheduled maturity date of the Junior Indebtedness being so prepaid, redeemed, repurchased, acquired or retired, (C) such new Finance Debt has an average life to maturity equal to or greater than the remaining average life to maturity of the Junior Indebtedness being so prepaid, redeemed, repurchased, acquired or retired and (D) the principal amount, including any accrued and unpaid interest, of such Finance Debt does not exceed the principal amount (or accreted value, if applicable) of such Junior Indebtedness being so redeemed, repurchased, acquired or retired, plus the amount of any reasonable premium required to he paid under the terms of the instrument governing such Junior Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Finance Debt: (iii) the payment of any dividend or distribution or consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of a, redemption notice related thereto, if at such date of declaration or notice such payment would have complied with Section 8.02(a) (including with respect to any such declaration prior to the Signing Date): (iv) so long as no Default has occurred and is continuing, (i) the purchase, redemption or other acquisition of Equity Interests of the Group Parent or any of its Subsidiaries from employees, former employees, directors or former directors of the Group Parent or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of any employment agreement, equity subscription agreement, stock option agreement or similar agreement or stock option plan and (ii) the purchase of Equity Interests of the Group Parent in connection with the award of restricted stock grants to employees or directors of the Group Parent or any of its Subsidiaries pursuant to the terms of any employment agreement or employee benefit plan to cover restricted shares granted pursuant to such contract or plan; provided, however, that the amount of such Restricted Payments under clauses (i) and (ii), in the aggregate, shall not exceed the greater of (i) $15 million and (ii) 2% of Total Tangible Assets in any calendar year; (v) the declaration and payments of dividends or distributions on Disqualified Stock issued pursuant to Section 8.01(h)(xii); provided, however, that, at the time of payment of such dividend or distribution, no Default shall have occurred and he continuing (or result therefrom); (vi) repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or other securities convertible into or exchangeable for Equity Interests of the Group Parent to the extent such repurchased Equity Interests represent a, portion of the exercise price thereof or applicable withholding taxes, if any: 95

(vii) cash payments in lieu of the issuance of fractional shares in connection with the exercise of stock options, warrants or other securities convertible into or exchangeable for Equity Interests of the Group Parent; provided, however, that any such cash payment shall not he for the purpose of evading the limitation of this Section 8.02; (viii) if no Default shall have occurred and he continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Junior Indebtedness of the Issuer or any Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Junior Indebtedness, plus any accrued and unpaid interest thereon, following the occurrence of a Change of Control or with the Excess Proceeds of one or more Asset Dispositions of assets that do not constitute Notes Priority Collateral; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuer (or a third party to the extent permitted by this Agreement) shall have made a Change of Control Payment in accordance with Section 2.05(b)(ii), as the case may he; (ix) payments of intercompany subordinated Finance Debt, the Incurrence of which was permitted under Section 8.01(h)(ii); provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; (x) the payment of any dividend or distribution by a Subsidiary of the Group Parent to the holders of its Equity Interests on a pro rata basis; (xi) (p) Subsidiaries.[Reserved]; and (xii) if no Default shall have occurred and be continuing the payment, purchase, redemption, defeasance or other acquisition or retirement of unsecured lines of credit of the Group Parent or any Subsidiary in an aggregate principal amount not to exceed $10,0 million. (i) Commencing on the date that is thirty days after the Signing Date and at all times thereafter, the Group Parent must ensure that each Group member that provides a guaranty of the obligations of the Issuer under the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan A Securities Agreement or the New Revolver becomes a Guarantor hereunder (and complies with subclause (iii) below) within 10 days of the date such Group member provides such guaranty under the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan A Securities Agreement or the New Revolver. (ii) At all times, the Group Parent must ensure that sufficient Group members are and become Guarantors so that the Obligors account for at least (1) 60% of the EBITDA of the Group (as shown in the Latest Financial Reports) and (2) 60% of Total Tangible Assets of the Group on a consolidated basis (as shown in the Latest Financial Reports). Any such determination pursuant to this subclause (ii) shall be made as of the date of the Latest Financial Reports, or, in the case of a newly acquired Subsidiary, as of the date of the first Financial Reports delivered subsequent to the acquisition of such Subsidiary. The Group Parent shall cause applicable Group members to comply with subclause (iii) below within 60 days (or such later date as agreed by the Initial 96

Purchaser (or, if the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers) in its sole discretion), of delivery of the applicable Financial Reports referenced above. (iii) If it is necessary in order to comply with subclause (i) or (ii), the Group Parent will ensure that the applicable Group member does the following: (A) Joinder. accedes to this Agreement as a Guarantor by executing and delivering to the Agent a Joinder Agreement and any other Loan Document the Agent reasonably requires it to enter into; (B) Documents. provides to the Agent the following documents in form and substance satisfactory to the Agent (acting reasonably): (1) a certificate signed, in the case of a Subsidiary which is not incorporated, registered or formed in the United States or Canada by a director of that Subsidiary or in the case of a Subsidiary which is incorporated, registered or formed in the United States or Canada by a Certifying Officer of that Subsidiary, substantially in the form of Exhibit 7.02(p)(2) (or such other form agreed by the Agent) with the attachments referred to and dated not earlier than 7 days before the Joinder Agreement is signed; (2) a legal opinion from the legal advisers to the Group Parent in relation to the Subsidiary and the Joinder Agreement referred to in subclause (iii)(A) and the certificate referred to in subclause (iii)(B)(1) and this subclause (iii)(B)(2) which in the case of the accession of a Subsidiary which is not incorporated, registered or formed in Australia, also addresses (without limitation) the relevant financial assistance whitewash or analogous acts, matters and things in the relevant jurisdictions, and if the Agent reasonably considers that the legal opinion does not address any matters adequately (for example, due to the breadth of assumptions in the opinion) then a certificate signed by two Responsible Officers (in form and substance satisfactory to the Agent) certifying that the relevant financial assistance whitewash or analogous acts, matters and things required in the relevant jurisdictions have been complied with all necessary Authorizations have been obtained and all notice periods have elapsed; and (3) in the case of a Subsidiary incorporated or registered in Australia, a certificate signed by two directors of it certifying that section 260B of the Corporations Act 2001 (Cth) (Australia) has been complied with (including by the shareholders of its ultimate Australian holding company); (C) if section 260A or 260B of the Corporations Act 2001 (Cth) (Australia) or any other legislation in a relevant jurisdiction applies in connection with acceding (or legally or validly acceding) to this Agreement as a Guarantor by executing and delivering to the Agent a Joinder Agreement or giving effect to the transactions contemplated by the Joinder Agreement, or the Agent reasonably considers that it applies or they apply: (1) procures all shareholder resolutions (including by the shareholders of its ultimate Australian holding company) and other approvals approving the giving of any financial assistance by the wholly owned Subsidiary in connection with entering into and performance of the Joinder Agreement referred to in subclause 97

(iii)(A) required to be passed under section 260B of the Corporations Act 2001 (Cth) (Australia) or the applicable legislation in the relevant jurisdiction are passed; (2) lodge and ensure all documents required to be lodged with the Australian Securities and Investments Commission or the applicable corporate regulator in the relevant jurisdiction under section 260B of the Corporations Act 2001 (Cth) (Australia) or the applicable legislation in the relevant jurisdiction are lodged within all applicable time periods; (3) ensures that the Financial Assistance Completion Date occurs on or prior to the date the wholly owned Subsidiary executes the Joinder Agreement referred to in subclause (iii)(A); (4) provide to the Agent evidence that the documents referred to in subclause (iii)(C)(2) have been lodged with the Australian Securities and Investments Commission or the applicable corporate regulator in the relevant jurisdiction within all applicable time periods; and (5) do any other act, matter or thing (including obtaining all necessary Authorizations for the Group member to provide the financial assistance) required in any other jurisdiction outside of Australia in order to validly and effectively accede to and be bound by the Loan Documents as a Guarantor and to give effect to the transactions contemplated by the Joinder Agreement and not breach that legislation in doing so. (iv) At any time after Signing Date, if a shareholders resolution of the Group Parent is required to approve the giving of financial assistance by any of its wholly owned Subsidiaries in connection with entering into and performance of the Joinder Agreement referred to in subclause (iii)(A) in order to comply with this Section 7.02(p) the giving of such financial assistance and such shareholders resolution of the Group Parent may be deferred until the Group Parent’s next annual general meeting provided that the Guarantors account for at least 70% of the EBITDA of the Group, as shown in the Latest Financial Reports. The deferral will only relate to that financial assistance which requires approval from the shareholders of the Group Parent under section 260B of the Corporations Act 2001 (Cth) (Australia) or any other legislation in a relevant jurisdiction. Despite the deferral of the financial assistance and the making of the resolutions, the requirements of this Section 7.02(p) must be complied with in all other respects in full within 14 days of the date of the shareholders resolution. (q) Ratification. As holder of shares or any other direct or indirect interest in any Obligor, it ratifies and confirms the execution, delivery and performance by the relevant Obligor of each Loan Document to which that Obligor is expressed to be a party and the transactions contemplated by them. It will be taken to have ratified and confirmed the execution, delivery and performance of each Joinder Agreement (and the transactions contemplated by it) referred to in Section 7.02(p), each transaction under Section 7.04 and any accession of any Person as a partner in a partnership to any Loan Document by any entity in which it has such an interest. 8.03 (r) Limitation on Restrictions on Distributions from Subsidiaries. (a) The Group Members. It will notParent shall not, and shall not permit any of its Subsidiaries to, create or otherwise cause or permit to exist or become effective any consensual 98 encumbrance or restriction on the ability of any Group memberSubsidiary to (1a)(Ai) pay dividends or make any other distributions to the Group Parent or any of its Subsidiaries on its equity securities or other equity ownership interestscapital stock or with respect to any other interest or participation in, or measured by, its profits or (Bii) pay any Finance Debt owed to the Issuer or any ObligorGuarantor, (2b) make any loans or advances to the Group Parent or any of its Subsidiaries or (3c) sell, license, lease or transfer any of its properties or assets to the Group Parent or any of its Subsidiaries, except in each case for such encumbrances or restrictions existing under or by reason of: (i) agreements in effect at or entered into on the SigningFourth Amendment Effective Date, including the Senior Indenture and 2013 Secured Note Indenture, the Senior Indenture, the New Money ABL and the Term Loan A Securities Agreement, in each case, as in effect on the SigningFourth Amendment Effective Date; the Loan Documentsthis Agreement, the Term Loan AB Securities Agreement or the New Revolverand the Guarantees relating to the Term Loan B Securities; (iii) applicable Lawlaw, rule, regulation or order; (iv) any agreement or instrument governing equity interestsEquity Interests in a Subsidiary or relating to any Finance Debt incurredIncurred by such Subsidiary which does not exceed, in the aggregate, $2.5 million, at any time outstanding and, in each case, that was in existence on or prior to the date on which such Subsidiary was acquired, directly or indirectly, by the Group Parent (other than Finance Debt incurredIncurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired, directly or indirectly, by the Group Parent) and outstanding on such date; (v) any agreement effecting a refinancingPermitted Refinancing of Finance Debt which does not exceed, in the aggregate, $2,500,000 at any time outstanding and which was incurredIncurred pursuant to an agreement or instrument referred to in subclause (i) or (iv) or this subclause (v)Section 8.03(a)(i) or (iv) or this clause (v) or contained in any amendment, modification or supplement to, or restatement, renewal or replacement of, an agreement or instrument referred to in subclause (i) or (iv) or this subclause (v)Section 8.03(a)(i) or (iv) or this clause (v); provided, however, that the encumbrances and restrictions contained in any such refinancingPermitted Refinancing agreement or instrument or other amendment, modification, supplement, restatement, renewal or replacement are not materially more restrictive, taken as a whole, than those contained in such predecessor agreements or instruments; (vi) [reserved]; (vi) (vii) any agreement entered into for the sale or disposition of all or substantially all the equity interestsEquity Interests or assets of a Subsidiary pending the closing of such sale or disposition to the extent such sale or disposition is permitted by Section 7.02(a); (vii) (viii) provisions in joint venture agreements, asset sale agreements, sale leasebacksale-leasehack agreements, stock sale agreements, limited liability company Organization Documentsorganizational documents for a joint venture and other similar agreements entered into in the ordinary course of business; (viii) (ix) restrictions on cash, cash equivalents, Marketable Securitiesmarketable securities, investment grade securities or other deposits or net worth imposed by insurers, sureties, 99 bonding companies, customers or lessors under contracts or leases entered into in the ordinary course of business; fix) (x) refinancing of Finance Debtany Permitted Refinancing that is permitted to be incurred pursuant to Section 7.02(c)8.01; provided that the encumbrances and restrictions contained in the agreements or instruments governing such refinancing Finance DebtPermitted Refinancing are not materially more restrictive, taken as a whole, than those contained in the agreements or instruments governing the Finance Debt being refinanced and such refinancing Finance DebtPermitted Refinancing is incurred by the same entity that incurred the Finance Debt being refinanced; (x) (xi) any encumbrance or restriction contained in the terms of any Finance Debt incurredIncurred pursuant to Section 7.02(c) 8.01 if (i) such encumbrance or restriction applies only in the case of a payment default or a default with respect to a financial covenant under such Finance Debt, (ii) the encumbrances or restrictions contained in the agreements governing such Finance Debt are not materially more restrictive, taken as a whole, with respect to any Subsidiary than those in effect on the Signing Date with respect to that Subsidiary pursuant to agreements in effect on the Signing Date, or (iii) the aggregate amount of all such Finance Debt does not exceed $10,000,00025.0 million; (xi) (xii) customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; (xii) (xiii)customary nonassignment provisions in the ordinary course of business in any-contracts-or-licenses-to-the-extent-such-provisions-restrict-the-transfer-of-such-contract-or license-or-any-rights-or-property-thereunder; (xiii) (xiv) any Security Interests permitted to be incurred pursuant to Section 7.02(b) 8.07 that limit the right of the debtor to dispose of the assets subject to such Security Interests; and (xiv) (xv)-purchase money obligations for property acquired in the ordinary course of business and capital LeasesCapital Lease Obligations that impose restrictions on the property purchased-or-leased. (s) Capital Expenditures. It will not, and will ensure the Group and its Subsidiaries taken as a whole do not, permit the aggregate amount of all Capital Expenditures (as determined at the end of the second and fourth fiscal quarter of each of its financial years) made during any financial year to exceed (I) in the event that the shareholders of the Group Parent vote against the transactions contemplated in the Implementation Agreement, the Annual Capex Amount; provided that this clause (s)(I) shall not be tested for any period during which the EBITDA Condition has been satisfied and (II) otherwise, the annually budgeted amount (as set forth by the Group Parent’s board, as revised from time to time by such board) for such financial year by more than 20%; provided however, in the event that the actual amount of Capital Expenditures spent during the applicable period set forth above is less than the corresponding maximum amount of Capital Expenditures permitted during such period (such excess amount being, the “Unused Cap Ex Amount”), then fifty percent (50%) of the Unused Cap Ex Amount may be carried over and used only in the immediately succeeding fiscal year; provided, further, that any Unused Cap Ex Amount shall be deemed to be the last amount spent in such succeeding fiscal year.. (t) Limitations on Prepayment of Certain Finance Debt. It will not, and will ensure the Group and its Subsidiaries do not make (or give any notice with respect thereto) any voluntary or optional payment or prepayment or redemption or acquisition for value of (including without limitation, by way of depositing 100 money or securities with the trustee with respect thereto before due for the purpose of paying when due), refund, refinance or exchange of any of the notes issued pursuant to the Senior Note Indenture or the 2013 Secured Note Indenture (for the avoidance of doubt, it being understood that payments of regularly scheduled principal and interest shall be permitted) other than any Permitted Refinancing of the Secured Notes and the Unsecured Notes; provided that the Obligors may prepay the Existing Secured Notes so long as (A) no Default exists or would result therefrom and (B) such prepayment is made solely with the proceeds of the (i) Term Loan B Securities or (ii) internally generated cash flow in an amount, pursuant to this clause (ii), not to exceed $25,000,000 per year. (u) Limitations on Investments. Except as otherwise permitted in this Section 7.02, it will not and will ensure the Group and its Subsidiaries do not lend money or extend credit or make advances to any Person, or purchase, hold or acquire (including pursuant to any merger, consolidation or amalgamation with a person that is not an Obligor immediately prior to such merger, consolidation or amalgamation) any stock, obligations, evidences of indebtedness or other securities of, or any other interest in, or make or permit to exist any loans, advances or capital contribution to or guarantees of the obligations of, or make or permit to exist any investment or other interest in, any Person. (v) Canadian Defined Benefit Plans. No Obligor shall (a) establish or commence contributing to or otherwise participate in any Canadian Defined Benefit Plan or Canadian Multi Employer Plan (other than plans listed in Schedule 7.02(v)) or (b) acquire an interest in any Person if such Person sponsors, administers, participates in, or has any liability in respect of, any Canadian Defined Benefit Plan or Canadian Multi Employer Plan, except as permitted in writing by the Required Purchasers in their sole discretion. (w) Post Closing Covenants. It will (i) deliver, or cause to be delivered, to the Agent, in form and substance satisfactory to the Agent and the Initial Purchaser, the items described on Schedule 7.02(w) by the times specified therein with respect to such items, or such later time as may be agreed to by the Initial Purchaser in its sole discretion, and (ii) within 90 days after the Closing Date (or such longer period as the Initial Purchaser may agree in its sole discretion) cause each real property set forth on Schedule 3(t)(i) of the Security Agreement to be encumbered by a Mortgage and fixture filing in favor of the Agent on behalf of the Secured Parties. No Default or Event of Default shall arise from any breach of a covenant or representation contained herein in respect of any matter expressly covered by Schedule 7.02(w) until the expiration of the time period set forth on Schedule 7.02(w) for the completion of any such matter. (x) Surety Bonds. (i) In connection with each issuance of a surety bond in the ordinary course of business, each of the Group Parent and its Subsidiaries will use their reasonable best efforts to cause the provider of such surety bond to accept cash collateral (or other arrangements reasonably satisfactory to the provider of such surety bond and the Initial Purchaser) to secure the performance of the obligations under such surety bond in lieu of accepting a letter of credit thereof and (ii) following the Closing Date, the Issuer shall use reasonable best efforts to replace those certain letters of credit issued by Bank of America, N.A. and issued to secure the obligations under the applicable surety bond related thereto with cash (or other arrangements reasonably satisfactory to the provider of such surety bond and the Initial Purchaser) within 60 days from the Closing Date. (y) Defensive Actions. It will, at its sole expense, defend against any claimed or asserted actions, suits or proceedings, however arising, brought by any Person, alleging that any contribution of property to the “Unrestricted Subsidiary” pursuant to Section 7.02(z)(ii) exceeds the amount permitted to be contributed to such “Unrestricted Subsidiary” pursuant to Permitted Investments clause (16) of the 2013 Secured Note Indenture or Permitted Investments clause (16) of the Senior Indenture (each of the foregoing, a “Proposed Claim”) and, in each case, shall continue to defend against such Proposed Claim until such 101 time as a court of competent jurisdiction shall have rendered a final non appealable judgment determining the resolution of such Proposed Claim. (z) Unrestricted Subsidiaries. (i) Within 120 days of the Closing Date, (x) a Subsidiary of the Issuer shall have been designated as an “Unrestricted Subsidiary” under the Senior Indenture and the 2013 Secured Note Indenture and shall be capitalized with U.S. intellectual property with a fair market value of $44,000,000 and/or other property satisfactory to the Initial Purchaser with a fair market value of approximately $44,000,000 (the “Unrestricted Subsidiary Property”) and (y) such “Unrestricted Subsidiary” shall have delivered a guaranty of the Obligations hereunder from such Unrestricted Subsidiary on terms and conditions satisfactory to the Initial Purchaser and a legal opinion from Paul Weiss LLP in respect of such guaranty in form and substance reasonably satisfactory to the Initial Purchaser. (ii) Commencing with the first fiscal year ending after the date hereof and after giving effect to any additional U.S. intellectual property (or other assets) generated by such “Unrestricted Subsidiary”, the Issuer shall have the Unrestricted Subsidiary Property assessed by a valuation firm reasonably satisfactory to the Required Purchasers to determine the value of the Unrestricted Subsidiary Property as of the end of such fiscal year and after giving effect to any additional U.S. intellectual property (or other assets) generated by such “Unrestricted Subsidiary” and, in the event that the valuation of such property at such time is less than $44,000,000, then within 45 days following the receipt of such valuation, the Issuer shall contribute additional U.S. intellectual property or other other property satisfactory to the Required Purchasers to the “Unrestricted Subsidiary” such that the aggregate amount invested into such “Unrestricted Subsidiary” after giving effect to such contribution equals the greater of (x) $44,000,000 and (y) 5% of Consolidated Tangible Assets (as calculated under the Senior Indenture and the 2013 Secured Note Indenture, and if there is any discrepancy between the calculations under those two indentures, the lesser of the two amounts) minus $6,000,000; provided that solely to the extent to avoid violating each of the Senior Indenture and/or 2013 Secured Note Indenture, any such contribution of property to the “Unrestricted Subsidiary” pursuant to this clause (ii) that exceeds the amount permitted to be contributed to such “Unrestricted Subsidiary” pursuant to Permitted Investments clause (16) of the 2013 Secured Note Indenture or Permitted Investments clause (16) of the Senior Indenture (the amount of such excess, the “Excess Capitalization”), then the Excess Capitalization shall be immediately void ab initio. 7.03 [Reserved] 7.04 Collateral Undertakings. (a) Equity Interests. Subject to the Agreed Security Principles and the provisions of the Collateral Documents, it will cause 100% of the issued and outstanding capital stock or other equity interests of each Subsidiary of an Obligor to be subject at all times to a first (or as expressly provided in the Intercreditor Agreement, second) priority, perfected Security Interest in favor of the Agent pursuant to the terms and conditions of the Collateral Documents, together with opinions of counsel and any filings and deliveries reasonably necessary in connection therewith to perfect the security interests therein, all in form and substance reasonably satisfactory to the Agent. (b) Other Property. Subject to the Agreed Security Principles and the provisions of the Collateral Documents, (i) it will cause all property (other than Excluded Property) of each Obligor to be subject at all times to first (or as expressly provided in the Intercreditor Agreement, second) priority, perfected Security Interests in favor of the Agent to secure the Secured Obligations pursuant to the terms and conditions of the Collateral Documents, subject in any case to Permitted Security Interests and (ii) it will deliver such other documentation as the Agent may reasonably request in connection with the foregoing, including, without limitation, appropriate UCC 1, PPSA and PPSA (Canada) financing statements (or the equivalent), title insurance policies, evidence of flood insurance, landlord’s waivers, certified resolutions and other 102 organizational and authorizing documents of such Person, favorable opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to above and the perfection of the Agent’s Security Interests thereunder), all in form, content and scope reasonably satisfactory to the Agent. In addition, each Obligor agrees that it will notify the Agent promptly following the date on which the aggregate fair market value of the personal property of the Obligors and their Subsidiaries located in the Province of Quebec exceeds $5,000,000 and will execute and deliver or cause their Subsidiaries, if applicable, to execute and deliver collateral documentation in form and substance reasonably satisfactory to the Agent necessary to perfect a Security Interest in favor of the Agent on such property (other than Excluded Property) located in the Province of Quebec to secure the Secured Obligations. Each Group member will execute and deliver to Agent or the Initial Purchase, as applicable, from time to time, upon demand, such supplemental agreements, statements, assignments and transfers, or instructions or documents relating to the Collateral, and such other instruments as Agent may reasonably request, in order that the full intent of this Agreement may be carried into effect. 7.05 Use of Proceeds (a) It will use the proceeds of the Term Loan B Securities to consummate the Secured Notes Tender Offer, provided that in no event shall the proceeds of the Term Loan B Securities be used in contravention of any Law or of any Loan Document. 8.04 Limitation on Sales of Assets and Subsidiary Stock. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consummate any Asset Disposition unless: (i) the Group Parent or such Subsidiary, as the case may he, receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition: (ii) at least 75% of the consideration therefor received by the Group Parent or such Subsidiary, as the case may he, is in the form of cash or Cash Equivalents: and (iii) to the extent that any consideration received by Group Parent, the Issuer or a Subsidiary in such Asset Disposition constitutes securities or other assets that constitute Collateral, such securities or other assets, including the assets of any Person that becomes a Guarantor as a result of such transaction, are concurrently with their acquisition added to the Collateral securing the Term Loan B Securities, (b) For purposes of this Section 8.04, the following are deemed to he cash or Cash Equivalents: (i) any liabilities (as shown on Group Parent’s, the Issuer’s or such Subsidiary’s, most recent balance sheet or in the notes thereto) of Group Parent, the Issuer or any Subsidiary that are pari passu or have a superior Security Interest priority on the Collateral relative to the Term Loan B Securities, that are assumed by the transferee of any such assets and for which Group Parent, the Issuer and all Subsidiaries have been validly released by all creditors in writing: 103

(ii) any securities received by the Group Parent, the Issuer or any Subsidiary from such transferee that are converted by Group Parent, the Issuer or such Subsidiary, as the case may he, into cash (to the extent of the cash received) within 180 days following the closing of such Asset Disposition; and (iii) any Designated Non-Cash Consideration received by the Group Parent, the Issuer or any Subsidiary in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $30.0 million and (y) 3.0% of Total Tangible Assets at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value. 8.05 Limitation on Affiliate Transactions. (a) The Group Parent shall not, and shall not permit any of its Subsidiaries to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Group Parent involving aggregate payments or consideration in excess of $2.5 million (an “Affiliate Transaction”) unless: (i) the terms of the Affiliate Transaction are no less favorable to the Group Parent or such Subsidiary than those that could he obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate; (ii) if such Affiliate Transaction involves an amount in excess of $10.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Group Parent disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in Section 8.05(a)(i) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the board of directors of the Group Parent; and (iii) if such Affiliate Transaction involves an amount in excess of $25.0 million, the hoard of directors of the Group Parent shall also have received a written opinion from a non- Affiliate investment hanking firm, accounting firm or appraisal firm of national standing to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Group Parent and its Subsidiaries or is not less favorable to the Group Parent and its Subsidiaries than could reasonably be expected to he obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate. (h) The provisions of Section 8.05(a) will not prohibit: (i) transactions between or among the Group Parent and/or its Subsidiaries; (ii) any Permitted Investment and any Restricted Payment permitted to he made pursuant to Section 8.02; (iii) any employment agreement, indemnification agreement, consulting, service or termination agreement or similar arrangement, or any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, 104 employment arrangements, stock options and stock ownership plans, or other employee or compensation benefit plan, in each case (i) approved by the board of directors of the Group Parent or (ii) entered into or established in the ordinary course of business, but in the case of clause (ii) not to exceed $10.0 million in the aggregate; (iv) the payment of reasonable fees to directors or managers, as applicable, of the Group Parent and its Subsidiaries who are not employees of the Group Parent or its Subsidiaries and the payment of customary indemnification to directors, managers, officers and employees of the Group Parent and its Subsidiaries; (v) any transaction with a Person (other than an Unrestricted Subsidiary of the Group Parent) which would constitute an Affiliate Transaction solely because the Group Parent or a Subsidiary owns an equity interest in or otherwise controls such Person; (vi) the issuance or sale of any Equity Interests (other than Disqualified Stock) of the Group Parent; and (vii) any contributions to the capital of the Group Parent. 8.06 Limitation on Line of Business. The Group Parent shall not, and shall not permit any of its Subsidiaries to, engage in any business other than a Related Business. 8.07 Limitation on Liens. The Group Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, Incur or permit to exist any Security Interest (other than Permitted Liens) of any nature whatsoever on any of its property or assets (including Equity Interests of a Subsidiary), whether now owned or hereafter acquired, securing any Finance Debt (the “Initial Lien”), unless: (a) in the case of any Collateral, any Initial Lien if (i) such Initial Lien expressly has junior lien priority on the Collateral relative to the Term Loan B Securities; or (ii) such Initial Lien is a Permitted Lien; and (b) It will not use the proceeds ofin the case of any other asset or property, any Initial Lien if (i) the Term Loan B Securities to directly or indirectly, and whether immediately, incidentally or ultimately, purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Obligations) the obligations secured by such Initial Lien or (ii) such Initial Lien is a Permitted Lien. Any such Security Interest thereby created in favor of the Term Loan B Securities or any such Guarantee pursuant to clause (b) above shall be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, (ii) in the case of any such Security Interest in favor of any such Guarantee, upon the release, or termination and discharge, of such Guarantee in accordance with the terms of this Agreement or (iii) any sale, exchange or transfer to any Person not an Affiliate of the Group Parent of the property or assets secured by such Initial Lien, which release and discharge in the case of any sale of any such asset or property shall not affect any Security Interest that the Collateral Agent may have on the proceeds from such sale. 105

8.08 Limitation on Sale/Leaseback Transactions. The Group Parent shall not, and shall not permit any of its Subsidiaries to, enter into any Sale/Leaseback Transaction with respect to any property unless: (a) the Group Parent or such Subsidiary would be entitled to (i) Incur Finance Debt in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to Section 8.01 and (ii) create a Security Interest on such property securing such Attributable Debt without equally and ratably securing the Term Loan B Securities pursuant to Section 8.07; (b) the gross proceeds received by the Group Parent or any Subsidiary in connection with such Salle/Leaseback Transaction are at least equal to the Fair Market Value of such property; and (c) It will not usethe Group Parent applies the proceeds of the Term Loan B Securities in contravention of section 260A of the Corporations Act 2001 (Cth) (Australiasuch transaction in compliance with Section 2.05(b)(ii). 8.09 Limitations on Amendments and Modifications to Senior Indenture. Article 12 of the Senior Indenture, as supplemented pursuant to the Fourth Supplemental Indenture in respect thereof (and any of the component definitions referred to therein), shall not be amended, modified or supplemented in any manner that would (1) alter the subordination provisions set forth therein or (2) result in the Term Loan A Securities not constituting Designated Senior Indebtedness (or any equivalent definition thereof).. 8.10 Merger and Consolidation. (a) The Group Parent shall not consolidate with, merge or amalgamate with or intto or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless; (i) either (i) the Group Parent is the surviving or continuing Person or (ii) the resulting, surviving or transferee Person, if not the Group Parent (the “Successor Parent” ), shall be organized or existing under the laws of (A) the United States, the Cayman Islands, Bermuda, and in each case any jurisdiction of the foregoing, or (B) Mexico, Switzerland, the United Kingdom or any other country that is a member country of the European Union on the Fourth Amendment Effective Date, and in each case any jurisdiction of the foregoing, so long as (in the case of this sub-clause (B)) as a result thereof no holder of Term Loan B Securities (at the time when documents effecting such transaction become binding on the Group Parent) is reasonably expected (at the time of such transaction) to be subject to withholding tax with respect to payments on the Term Loan B Securities; provided that, in each case, (I) the Issuer shall take, or cause to be taken such steps, including the transfer or contribution of assets to, from or among the Issuer or any Guarantors, so that after giving effect to such transfers or contributions, no Guarantor shall be prohibited, whether as a result of tax consequences or otherwise, from providing collateral and/or guarantees with respect to the Term Loan B Securities, and (II) the guaranty and security interests provided to the Collateral Agent pursuant to the Security Agreement, after giving effect to such transaction, have not been adversely affected, and the Successor Parent (if not the Group Parent) shall expressly assume, by amendments, supplements or other instruments relating to the Security Agreement and Intercreditor Agreement, executed and delivered to the Agent and the Collateral Agent, all the obligations of the Group Parent under the Term Loan B Securities, this Agreement, the Security Agreement and the Intercreditor Agreement; 106

provided that the conditions described in the foregoing clauses (I) and (II) may he waived by the Initial Purchasers: (ii) immediately after giving pro forma effect to such transaction (and treating any Finance Debt which becomes an obligation of the Successor Parent or any Subsidiary as a result of such transaction as having been Incurred by such Successor Parent or such Subsidiary at the time of such transaction), no Default shall have occurred and he continuing: (iii) immediately after giving pro forma effect to such transaction, the Successor Parent would either (i) he able to Incur an additional $1.00 of Coverage Indebtedness pursuant to Section 8.01 or (ii) have a Consolidated Coverage Ratio not less than the Consolidated Coverage Ratio of the Group Parent immediately prior to such transaction; (iv) the Group Parent shall have delivered to the Agent an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, amalgamation or transfer and such amendments, supplements or other instruments relating to the Security Agreement and Intercreditor Agreement comply with this Agreement, the Security Agreement and the Intercreditor Agreement: (v) to the extent any assets of the Person which is merged, amalgamated or consolidated with or into the Successor Parent are assets of the type which would constitute Collateral under the Security Agreement, the Successor Parent will take such action as may he reasonably necessary to cause such property and assets to he made subject to the Lien of the Security Agreement in the manner and to the extent required in this Agreement, any of the Security Agreement or the Intercreditor Agreement and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Agreement: and (vi) the Collateral owned by or transferred to the Successor Parent shall: (a) continue to constitute Collateral under this Agreement, the Security Agreement and the Intercreditor Agreement, (b) he suhject to the Security Interest in favor of the Collateral Agent for the benefit of the Agent and the holders of the Term Loan B Securities, and (c) not he subject to any Security Interest other than Permitted Liens: provided, however, that clauses (ii) and (iii) will not he applicable to (A) a Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Group Parent or (B) Group Parent merging with an Affiliate of Group Parent solely for the purpose and with the sole effect of reincorporating Group Parent in another jurisdiction. For purposes of this Section 8.10, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Group Parent, which properties and assets, if held by the Group Parent instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Group Parent on a consolidated basis, shall he deemed to he the transfer of all or substantially all of the properties and assets of the Group Parent. The Successor Parent (if not the Group Parent) will he the successor to the Group Parent and shall succeed to, and he substituted for, and may exercise every right and power of, the Group Parent under this Agreement, the Security Agreement and the Intercreditor Agreement, and the Group 107

Parent, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Term Loan B Securities. (b) The Issuer will not consolidate with, merge or amalgamate with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to any Person, unless: (i) either (i) the Issuer is the surviving or continuing Person or (ii) the resulting, surviving or transferee Person, if not the Issuer (the “Successor Issuer”), shall be organized or existing under the laws of (A) the United States, the Cayman Islands. Bermuda, and in each case any jurisdiction of the foregoing, or (B) Mexico, Switzerland, the United Kingdom or any other country that is a member country of the European Union on the Fourth Amendment Effective Date, and in each case any jurisdiction of the foregoing, so long as (in the case of this sub-clause (B)) as a result thereof no holder of the Term Loan B Securities (at the time the documents effecting such transaction become binding on the Issuer) is reasonably expected (at the time of such transaction) to be subject to withholding tax with respect to payments on the Term Loan B Securities: provided that, in each case. (I) the Issuer and Successor Issuer shall take, or cause to be taken such steps, including the transfer or contribution of assets to. from or among the Issuer. Successor Issuer or any Guarantors, so that after giving effect to such transfers or contributions, no Guarantor shall be prohibited, whether as a result of tax consequences or otherwise, from providing collateral and/or guarantees with respect to the Term Loan B Securities, and (II) the guaranty and security interests provided to the Collateral Agent pursuant to the Security Agreement, after giving effect to such transaction, have not been adversely affected, and in each case any jurisdiction of the foregoing, and the Successor Issuer (if not the Issuer) shall expressly assume, by amendments, supplements or other instruments relating to the Security Agreement and the Intercreditor Agreements, executed and delivered to the Agent and the Collateral Agent, all the obligations of the Issuer under the Term Loan B Securities, this Agreement, the Security Agreement and the Intercreditor Agreement: provided that the conditions described in the foregoing clauses (I) and (II) may be waived by the Initial Purchasers: (ii) immediately after giving pro forma effect to such transaction (and treating any Finance Debt which becomes an obligation of the Successor Issuer as a result of such transaction as having been Incurred by such Successor Issuer at the time of such transaction), no Default shall have occurred and be continuing; (iii) immediately after giving pro forma effect to such transaction, the Successor Issuer would either (i) be able to Incur an additional $1.00 of Coverage Indebtedness pursuant to Section 8.01 or (ii) have a Consolidated Coverage Ratio not less than the Consolidated Coverage Ratio of the Group Parent immediately prior to such transaction: and (iv) the Issuer shall have delivered to the Agent an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, amalgamation or transfer and such amendments, supplements or other instruments relating to the Security Agreement and the Intercreditor Agreement comply with this Agreement, the Security Agreement and the Intercreditor Agreement: (v) to the extent any assets of the Person which is merged, amalgamated or consolidated with or into the Successor Issuer are assets of the type which would constitute Collateral under the Security Agreement, the Successor Issuer will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Security 108

Interest of the Security Agreement in the manner and to the extent required in this Agreement, any of the Security Agreement or the Intercreditor Agreement and shall take all reasonably necessary action so that such Security Interest is perfected to the extent required by the Security Agreement; and (vi) the Collateral owned by or transferred to the Successor Issuer shall: (a) continue to constitute Collateral under this Agreement, the Security Agreement and the Intercreditor Agreement, (b) be subject to the Security Interest in favor of the Collateral Agent for the benefit of the Agent and the holders of the Term Loan B Securities, and (c) not be subject to any Security Interest other than Permitted Liens: provided, however, that clauses (ii) and (iii) will not be applicable to (A) a Subsidiary of the Issuer consolidating with, merging into or transferring all or part of its properties and assets to the Issuer or (B) the Issuer merging with an Affiliate of the Issuer solely for the purpose and with the sole effect of reincorporating the Issuer in another jurisdiction. The Successor Issuer (if not the Issuer) will be the successor to the Issuer and shall succeed to. and be substituted for, and may exercise every right and power of. the Issuer under this Agreement, the Security Agreement and the Intercreditor Agreement, and the Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Term Loan B Securities. (c) Each Subsidiary Guarantor will not consolidate with, amalgamate or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless: (i) either (i) such Subsidiary Guarantor is the surviving or continuing Person or (ii) the resulting, surviving or transferee Person (if not such Guarantor) shall be organized or existing under the laws of the jurisdiction under which such Subsidiary Guarantor was organized or under the laws of Australia or any State thereof, the United States, any State thereof or the District of Columbia, and such Person (if not such Guarantor) shall expressly assume, by a Guaranty and other applicable joinder documentation to the Security Agreement and the Intercreditor Agreement, all the obligations of such Subsidiary Guarantor, if any, under its Guaranty (the “Successor Guarantor”); provided, however, that the foregoing shall not apply in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Group Parent or an Affiliate of the Group Parent), whether through a merger, amalgamation, consolidation or sale of Equity Interests or assets or (v) that, as a result of the disposition of all or a portion of its Equity Interests, ceases to be a Subsidiary, in both cases, if in connection therewith the Group Parent provides an officers’ certificate to the Agent to the effect that the Group Parent shall comply with its obligations under Section 8.04 in respect of such disposition: (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Finance Debt which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; (iii) the Group Parent delivers to the Agent an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, amalgamation or transfer and such Guaranty, if any, and other applicable joinder documentation to the Security Agreement and 109 the Intercreditor Agreement comply with this Agreement, the Security Agreement and the Intercreditor Agreement: (iv) to the extent any assets of the Subsidiary Guarantor which is merged, amalgamated or consolidated with or into the Successor Guarantor are assets of the type which would constitute Collateral under the Security Agreement, the Successor Guarantor will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Security Interest of the Security Agreement in the manner and to the extent required in this Agreement, any of the Security Agreement or the Intercreditor Agreement and shall take all reasonably necessary action so that such Security Interest is perfected to the extent required by the Security Agreement: and (v) the Collateral owned by or transferred to the Successor Guarantor shall: (a) continue to constitute Collateral under this Agreement, the Security Agreement and the Intercreditor Agreement, (b) be subject to the Security Interest in favor of the Collateral Agent for the benefit of the Agent and the holders of the Term Loan B Securities, and (c) not be subject to any Security Interest other than Permitted Liens. The Successor Guarantor (if not the Issuer) will be the successor to such Subsidiary Guarantor and shall succeed to. and be substituted for, and may exercise every right and power of. such Subsidiary Guarantor and its Guaranty, and the Successor Guarantor, except in the case of a lease, shall be released from its obligations under its Guaranty, this Agreement, the Security Agreement and the Intercreditor Agreement. Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate solely for the purpose and with the sole effect of reincorporating such Subsidiary Guarantor in another jurisdiction without regard to compliance with clause (ii) above, and (2) a Subsidiary Guarantor may merge, amalgamate or consolidate with, or transfer all or part of its properties and assets to. another Guarantor or the Issuer. 8.11 7.06 ERISA ComplianceCovenant Suspension. (a) Beginning on the day of a Covenant Suspension Event and ending on a Reversion Date (such period, a “Suspension Period”), the Group Parent and the Subsidiaries will no longer be subject to the following Sections: (i) Section 8.01; (ii) Section 8.02: (iii) Section 8.03: (iv) Section 8.04: (v) Section 8.05: (vi) Section 8.06: and (vii) Section 8.10(a)(iii) and Section 8.10(b)(iii). (b) On each Reversion Date, all Finance Debt incurred, or Disqualified Stock or preferred stock issued, during the Suspension Period will be classified as having been incurred or 110 issued pursuant to Section 8.01(a) or (b) (to the extent such Finance Debt or Disqualified Stock or preferred stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Finance Debt incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Finance Debt or Disqualified Stock or preferred stock would not be so permitted to be incurred or issued pursuant to Section 8.01(a) or (b). such Finance Debt or Disqualified Stock or preferred stock will be deemed to have been outstanding on the Signing Date, so that it is classified as permitted under Section 8.01(b)(iv). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 8.02 will be made as though such Section 8.02 had been in effect since the Signing Date and throughout the Suspension Period. As described above, however, no Default or Event of Default will be deemed to have occurred as a result of the Reversion Date occurring on the basis of any actions taken or the continuance of any circumstances resulting from actions taken or the performance of obligations under agreements entered into by the Issuer or any of the Subsidiaries during the Suspension Period (other than agreements to take actions after the Reversion Date that would not be permitted outside of the Suspension Period entered into in contemplation of the Reversion Date). (c) For purposes of determining compliance with Section 8.04, on the Reversion Date, the unutilized Excess Proceeds amounts will be reset to zero. (d) During any Suspension Period, no Subsidiary may be designated as an Unrestricted Subsidiary. Do, and cause each of its ERISA Affiliates to do, each of the following: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state law; (b) cause each Plan that is qualified under Section 401(a) of the Internal Revenue Code to maintain such qualification; and (c) make all required material contributions to any Plan subject to Section 412, Section 430 or Section 431 of the Internal Revenue Code. 7.07 Non U.S. Plan Compliance. Do each of the following: (a) maintain each Non U.S. Plan in compliance in all material respects with all applicable pension, benefits and tax Law’s, (b) make on a timely basis all contributions, premiums and payments required to be made or paid, to the appropriate funding agency in accordance with the requirements of applicable Laws and the respective terms of each Non U.S. Plan; and (c) perform in a timely fashion in all respects all material obligations (including funding, investment and administration obligations) required to be performed in connection with each Non U.S. Plan. 7.08 Tax Group. If an Obligor is a member of a Tax Consolidated Group, ensure that: (a) by no later than 30 days after the date of this Agreement and thereafter, a valid tax sharing agreement is in full force and effect at all times; and (b) each member of such Tax Consolidated Group complies with its obligations under the tax sharing agreement. 7.09 GST Group. If an Obligor is a member of a GST Group, ensure that: (a) by no later than 30 days after the date of this Agreement and thereafter, a valid tax sharing agreement is in full force and effect at all times; and (b) each member of such GST Group complies with its obligations under the tax sharing agreement. 7.10 Maintenance of Properties. Except if the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) maintain, preserve and protect all of its material properties and 111 equipment necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted, and (b) make all necessary renewals, replacements, modifications, improvements, upgrades, extensions and additions thereof or thereto in accordance with prudent industry practice. Except if the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Issuer shall, and shall cause each of its Subsidiaries to, take all steps necessary to prosecute, maintain, preserve, defend and protect, and, when necessary, renew: (i) all franchises, licenses, permits, IP Rights (other than the abandonment of patents, trademarks, copyrights or other IP Rights in the ordinary course of business), and other general intangibles owned or licensed by any of them, including the payment of all necessary maintenance fees and the filing of all statutory declarations, and (ii) all agreements to which any of them are parties that are necessary or useful to conduct the Obligors’ and their Subsidiaries’ respective businesses. 7.11 Intellectual Property. Each Obligor shall (and shall cause its Subsidiaries to): (a) Continue to own, or be sufficiently licensed to, all material IP Rights necessary for the operation of the business of such Obligor and its Subsidiaries. Not permit (knowingly or as could reasonably be expected to result in a Material Adverse Effect) any Obligor or any of its Subsidiaries to infringe, misappropriate, or otherwise conflict with any IP Rights of any third party. (b) Not violate, in any material respect, any material IP Rights license, sublicense or agreement of such Obligor or any of its Subsidiaries (the “IP Licenses”). Each IP License will continue to be legal, valid, binding, enforceable and in full force and effect following the Signing Date (except for such IP Licenses that expire at the end of their term, provided that (i) such Obligor provides Agent with prior written notice of the expiration of any such expiring IP Licenses that are material to the operation of the business of any Obligor or any of their respective Subsidiaries and (ii) such expired IP Licenses are replaced if necessary for Obligor or any of its Subsidiaries to conduct its business consistent with past practice). (c) Take all reasonable security measures to safeguard and maintain its property rights in all Owned IP Rights, except for such IP Rights that arc not material to, and no longer useful in, the business of any Obligor in the ordinary course of business. Each Obligor shall (and shall cause its Subsidiaries to) cause all officers, employees, consultants and contractors of such Obligor or any of its Subsidiaries who have access to and/or are involved in the development of IP Rights to execute and deliver to such Obligor or Subsidiary an agreement regarding the protection of confidential information, and assignment to or ownership by such Obligor or its Subsidiary of all IP Rights arising from the services performed for such Obligor or any of its Subsidiaries by such Persons. Each Obligor shall promptly notify Agent if any Obligor becomes aware of any officer, employee, consultant or contractor of an Obligor or any of its Subsidiaries having grounds to assert a claim to, or any ownership interest in, any IP Rights as a result of having been involved in the development of such property while employed or engaged by or consulting to any Obligor or any of its Subsidiaries or otherwise. 7.12 Further Assurance. Promptly upon the reasonable request by the Agent (i) assist in correcting any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Loan Document or document or instrument relating to any Collateral, and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, 112 assurances and other instruments as the Agent may reasonably request from time to time in order to carry out more effectively the purposes of the Loan Documents. ARTICLE VIII [RESERVED] ARTICLE IX EVENTS OF DEFAULT AND REMEDIES 9.1 Events of Default. Any of the following shall constitute an Event of Default (whether or not it is within the control of an Obligor or any of its Subsidiaries): (a) Obligations under Loan Documents. An Obligor fails to: (i) pay (i) when and as required to be paid herein, and in the currency required hereunder, any amount of cash principal of the Term Loan B Securities, or (ii) within threethirty days after the same becomes due, any cash interest on the Term Loan B Securities, or any fee due hereunder, or (iii) within five days after the same becomes due, any other cash amount payable hereunder or under any other Loan Document; (ii) comply with Section 7.028.10; or (iii) comply with Section 7.04 or any of its other obligations (other than those specified in clauses (i) or (ii) above) under a Loan Document and, if that failure can be remedied within 30 days, it does not remedy the failure within that period of the Agent giving notice to the Obligor or the Obligor becoming aware of the failure to comply (whichever the earlier);observe or perform any other covenants or agreements contained in this Agreement or the Collateral Documents which default continues for a period of 60 days after the Group Parent receives notice specifying the default (and demanding that such default be remedied) from the Administrative Agent or the Purchasers of at least 25% of the outstanding principal amount of the Term Loan B Securities. (b) Subordination Provisions, (i) The Obligations under this Agreement cease to constitute Designated Senior Indebtedness (or comparable term) under and as defined in the Senior Indenture and/or the obligations under the Unsecured Notes are no longer subordinated in right of payment to the prior payment in full of the Obligations under this Agreement and (ii) (x) the subordination provisions of the documents evidencing or governing any Subordinated Indebtedness, shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable Finance Debt: or (v) the Group Parent or any Subsidiary shall, directly or indirectly, disavow or contest in any manner (A) the effectiveness, validity or enforceability of the Intercreditor Agreement or (B) in the case of Subordinated Indebtedness, that all payments of principal of or premium and interest on the applicable Subordinated Indebtedness, or realized from the liquidation of any property of any Obligors, shall be subject to any of the applicable subordination provisions. 113

(iv) satisfy within the time stipulated anything which the Agent made a condition of its waiving compliance with a condition precedent or undertaking in a Loan Document; or (v) comply with Section 7.07. (b) Misrepresentation. A representation, warranty or statement by or on behalf of an Obligor or any of its Subsidiaries in a Loan Document, or in a document provided under a Loan Document, is incorrect or misleading in a material respect when made. (c) Cross default. (i) Finance Debt of an Obligor or any of its Subsidiaries in excess of $20,000,00025,000,000 (or its equivalent in any other currency or currencies): (i) (A) is not paid when due (or within the applicable grace period); or (ii) (B) becomes due and payable or capable of being declared due and payable before its stated maturity or expiry; (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Group Parent or any of its Subsidiaries of notice of any such acceleration) by the holders thereof or pursuant to its terms because of a default: (ii) a facility or obligation granted or owed by a Person to an Obligor or any of its Subsidiaries to provide financial accommodation or to acquire or underwrite Finance Debt in excess of $20,000,000 (or its equivalent in any other currency or currencies) is prematurely terminated; or (iii) Any “Event of Default” (as defined in the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan A Securities Agreement or the New Revolver, as applicable) shall have occurred under the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan A Securities Agreement or the New Revolver or any event of default shall have occurred under any credit facility refinancing or otherwise replacing the Senior Indenture, the 2013 Secured Note Indenture, the Term Loan A Securities Agreement or the New Revolver. Subclauses (i)(B),Subclause (ii) and (iii) will not apply if an Obligor or its Subsidiary exercises an optional right of prepayment or termination in the absence of actual, likely or threatened default or an event of default or termination, cancellation, special prepayment or similar event, whatever called. (d) Administration, Winding Up, Arrangements, Insolvency etc. The Group Parent, the Issuer, any Subsidiary of the Group Parent that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law: (d) Administration, Winding Up, Arrangements, Insolvency etc. (i) An administrator is appointed to an Obligor or any of its Subsidiaries (other than a Non Material Subsidiary). (ii) Except for the purpose of solvent reconstruction, reorganization; merger or amalgamation where the Group Parent will remain in compliance with Section 7.02(p) and either the value of the assets the subject of the reconstruction, reorganization, merger or amalgamation 114

(whether in one or more related or unrelated transactions) (being, in the case of an amalgamation, the assets on both sides of the amalgamation) do not exceed more than 15% of the value of the total assets of the Group immediately prior to the amalgamation, reorganization, merger or reconstruction or the Initial Purchaser (or, if at such time the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers) have given their consent (such consent not to be unreasonably withheld): (A) a receiver, interim receiver, receiver and manager, trustee (in bankruptcy), custodian, conservator, administrator, monitor, liquidator, rehabilitator or similar officer (each, a “Receiver”) is appointed to an Obligor or any of its Subsidiaries (other than a Non Material Subsidiary) or an Obligor or any of its Subsidiaries (other than a Non Material Subsidiary) applies for or consents to the appointment of any such Person; (B) if a registered corporation under the Corporations Act cancels or attempts to cancel its registration pursuant to section 601AA, 601AB or 601AC of the Corporations (C) an application or an order is made, proceedings are commenced, a resolution is passed, an application to a court or other steps are taken for (in each case whether voluntary or involuntary): (1) the winding up, Liquidation, dissolution or administration of an Obligor or any of its Subsidiaries (other than Non Material Subsidiaries); or (2) an Obligor or any of its Subsidiaries (other than Non Material Subsidiaries) entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them, or (i) (3) the appointment of a Receivercommences a voluntary case under any Bankruptcy Law; (ii) consents to the entry of an order for relief against it in an involuntary case under any Bankruptcy Law; (iii) has a trustee, assignee, liquidator, provisional liquidator, administrator, custodian, controller, sequestrator, receiver, receiver and manager or similar official under Bankruptcy Law appointed to it or in respect of all or substantially all of its property; (other than frivolous, vexatious applications, proceedings, notices and steps which are withdrawn or dismissed within 20 Business Days); (D) an Obligor or any of its Subsidiaries (other than Non Material Subsidiaries) seeks any other form of relief under any bankruptcy, insolvency, reorganization or similar Debtor Relief Laws of any applicable jurisdiction; or (E) an Obligor or any of its Subsidiaries (other than Non Material Subsidiaries) ceases, suspends or threatens to cease or suspend the conduct of all or substantially all of its business or disposes of or threatens to dispose of substantially all of its assets. (iii) An Obligor or any of its Subsidiaries (other than a Non Material Subsidiary): 115

(A) becomes unable or admits in writing that it is unable to pay its debts as they become due or becomes insolvent within the meaning of section 95A of the Corporations Act, or is taken to have failed to comply with a statutory demand under section 459F(1) of the Corporations Act, or must be presumed by a court to be insolvent under section 459C(2) of the Corporations Act, or is the subject of a circumstance specified in section 4 61 of the Corporations Act (whether or not an application to court has been made under that section) or, if the person is a Part 5.7 body under the Corporations Act, is taken to be unable to pay its debts under section 585 of the Corporations Act; (B) is insolvent or under applicable legislation is presumed or taken to be insolvent (other than as the result of a failure to pay a debt or claim the subject of a good faith dispute); (C) stops or suspends or threatens to stop or suspend payment of all or a class of its debts; (D) files an answer admitting the material allegations of a petition filed against it in any proceeding described in Section 9.01(d)(ii)(B); or (iv) (E) makes a general assignment for the benefit of. or enters into a composition or arrangement with, its creditors.; (v) generally is not paying its debts as they become due or otherwise admits in writing its inability to pay its debts as they become due: or (vi) takes any comparable action to that set forth in clauses (d)(i) through (d)(v) of this Section 9.01; but excluding any of the above for the purposes of a solvent reconstruction, amalgamation or winding up in connection with a transfer of assets solely to the Group Parent, the Issuer or any Guarantor or a members’ scheme of arrangement that does not result in the liquidation, provisional liquidation, winding-up or dissolution of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary (unless the assets of the Subsidiary are transferred to the Group Parent, the Issuer or a Guarantor); (e) Enforcement Against Assets. A court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Group Parent, the Issuer or any of Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary in an involuntary case under any applicable Bankruptcy Law: (i) A receiver, receiver and manager, administrative receiver, judicial manager or curator or similar officer is appointed over or in respect of: (A) the assets and undertaking of (x) an Obligor or any of its Subsidiaries (other than a Non Material Subsidiary or any non-Obligor) in relation to indebtedness or amounts in excess of $5,000,000 (or its equivalent in any other currency or currencies) or (y) a non- 116

Obligor or any of its Subsidiaries in relation to indebtedness or amounts in excess of $10,000,000 (or its equivalent in any other currency or currencies); or (B) all or any material part of the assets and undertaking of an Obligor or any of its Subsidiaries (other than a Non Material Subsidiary); or (ii) (A) a Security Interest becomes enforceable or is enforced for an amount in excess of (x) $5,000,000 (or its equivalent in any other currency or currencies) with respect to any Obligor or any of its Subsidiaries (other than a Non Material Subsidiary) or (y) $10,000,000 (or its equivalent in any other currency or currencies) with respect to any non-Obligor or any of its Subsidiaries: orappoints a receiver, receiver and manager, trustee, assignee, liquidator, provisional liquidator, administrator, custodian, controller, examiner, sequestrator or similar official under Bankruptcy Law of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary or in respect of all or substantially all of the property of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or (iii) orders the liquidation, provisional liquidation, winding-up or dissolution of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; and the order or decree remains in effect for a period of 60 consecutive days. and in relation to clauses (ii) and (iii), excluding any of the above clauses (ii) and (iii) for the purposes of a solvent reconstruction, amalgamation or winding up in connection with a transfer of assets solely to the Group Parent, the Issuer or any Guarantor or a members’ scheme of arrangement that does not result in the liquidation, provisional liquidation, winding-up or dissolution of the Group Parent, the Issuer or any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary (unless the assets of the Subsidiary are transferred to the Group Parent, the Issuer or a Guarantor). (B) a distress, attachment or other execution for an amount in excess of (x) $5,000,000 (or its equivalent in any other currency or currencies) with respect to any Obligor or any of its Subsidiaries (other than a Non Material Subsidiary or any non-Obligor) or (y) $10,000,000 (or its equivalent in any other currency or currencies) with respect to any non-Obligor or any of its Subsidiaries is levied or enforced over, all or any part of the assets and undertaking of an Obligor or any of its Subsidiaries (other than a Non Material Subsidiary). (f) Reduction of Capital. Without the prior written consent of the Initial Purchaser (or, if the Initial Purchaser holds less than 25% of the Outstanding Amount, the Required Purchasers), the Group Parent: (i) reduces its capital (including a purchase of its shares); or (ii) passes a resolution to reduce its capital or to authorize it to purchase its shares or passes a resolution under chapter 2J of the Corporations Act 2001 (Cth) (Australia) (other than a resolution under section 260B of the Corporations Act 2001 (Cth) (Australia) as required under the Loan Documents) or an equivalent provision, 117 where the Group’s Capitalization Ratio would exceed 60% immediately following such reduction of capital or purchase of shares or as a result of giving effect to any resolution referred to in subclause (ii). This Section 9.01(f) does not apply to any reduction of capital or purchase of shares which relates solely to shares issued under a dividend reinvestment plan (and any resolution in relation to any such reduction or purchase). (g) Analogous Process. Anything analogous to anything referred to in Section 9.01(d) or 9.01(e), or which has substantially similar effect, occurs with respect to an Obligor or any of its Subsidiaries (other than Non Material Subsidiaries) referred to in the relevant section under the Laws of any relevant jurisdiction. (h) Vitiation of Documents. (i) All or any material part of a Loan Document is or becomes void, illegal, invalid, unenforceable or of limited force and effect; (ii) a party becomes entitled to terminate or rescind or avoid all or a material part of a Loan Document; or (iii) an Obligor or anyone on behalf of it, alleges or claims that an event described in subclause (i) has occurred or that it is entitled as described in subclause (ii). (f) (i)Litigation. Any final judgment or decree for the payment of money in excess of $25 million (net of any amounts covered by insurance provided by a creditworthy insurer as to which the insurer does not dispute coverage) is entered against the Group memberParent or any of its Subsidiaries is party to any litigation, arbitration, mediation, conciliation or administrative proceedings (i) which is likely to be adversely determined and, if adversely determined, is likely to have a Material Adverse Effect or (ii) which results in an enforceable judgment in a matter not fully covered by insurance where the uninsured amount is in excess of $10,000,000 and such judgment has not been paid, satisfied, vacated,, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed pending appeal within thirty (30) Business Days from the entry thereof. (j) Revocation of Authorizations. An Authorization which is material to the performance by an Obligor of a Loan Document, or to the validity or enforceability of a Loan Document, or to the carrying on by the Group of the Business is repealed, revoked or terminated or expires, or is modified or amended or conditions are attached to it in a manner that is likely to have a Material Adverse Effect, and is not replaced by another Authorization acceptable to the Agent (acting reasonably) within 20 Business Days. (g) (k) Compulsory acquisition.[Reserved] (h) Invalidity of Guarantee. Any Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee) or any Guarantor denies or disaffirms its obligations under its Guarantee. (i) All or any substantial part of the assets of an Obligor or any of its Subsidiaries is compulsorily acquired by or by order of a Governmental Authority or under Law; or 118

(ii) a Governmental Authority orders the sale, vesting or divesting of all or any substantial part of the assets of an Obligor or any of its Subsidiaries, and that is likely to have a Material Adverse Effect. (l) Government Interference. A Law or anything done by a Governmental Authority wholly or partially to a material extent renders illegal, prevents or restricts the performance or effectiveness of a Loan Document. (m) ERISA: (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of any Obligor under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $10,000,000, or (ii) the Issuer or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $10,000,000. (n) Canadian Pension Plan. One or more Canadian Pension Termination Events occur which has or have resulted or could reasonably be expected to result in liability of one or more Obligors in an aggregate amount among Obligors in excess of $10,000,000. (o) Implementation Agreement. Failure to comply with any of its material obligations pursuant to the Implementation Agreement (provided that such failure to comply is a result of any act or omission that is within its control) and, if that failure can be remedied within 20 Business Days, it does not remedy the failure within that period of the Initial Purchaser giving notice to the Obligor or the Obligor becoming aware of the failure to comply (whichever the earlier). (p) Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect and, if the foregoing can be remedied within 30 days, it does not remedy the such issue within that period of the Agent giving notice to the Obligor or the Obligor becoming aware of the failure to comply (whichever the earlier); or any Obligor or any other Person contests in any manner the validity or enforceability of any material provision of any Loan Document; or any Obligor denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any provision of any Loan Document. (i) (q) Collateral Documents. Any Collateral Document after delivery thereof pursuant to Section 5.01 or 7.04 shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected first priority Security Interest (subject to any Permitted Security Interest) on the Collateral purported to be covered thereby and, if the foregoing can be remedied within 30 days, it does not remedy the such issue within that period of the Agent giving notice to the Obligor or the Obligor becoming aware of the failure to comply (whichever the earlier).Security Interest purported to be created by any Collateral Document with respect to any Collateral, individually or in the aggregate, having a Fair Market Value in excess of $15.0 million shall cease to be in full force and effect, or shall cease to give the Collateral Agent, for the benefit of the applicable Purchasers, the Security Interests, rights, powers and privileges purported to be created and granted thereby (including a perfected (or the equivalent under applicable foreign law) first-priority security interest in and Security Interest on. all of the Notes Priority Collateral thereunder and a perfected (or the equivalent under applicable foreign law) second priority security interest in and Security Interest on. all of the Bank Priority Collateral thereunder) favor of the Collateral Agent, for a period of 30 days after notice, or shall be asserted by the Issuer. Group Parent or any Subsidiary Guarantor to not be, a valid, perfected (or 119 the equivalent under applicable foreign law), first-priority (in the case of Notes Priority Collateral) or second-priority (in the case of Bank Priority Collateral) Security Interest in or on the Collateral covered thereby (in each case, except as otherwise expressly provided in this Agreement, the Collateral Documents and the Intercreditor Agreement, except to the extent that any loss of perfection or priority results from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing Equity Interests pledged under the applicable Collateral Documents). The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body. However, a default under clause (a)(iii) of this Section 9.01 will not constitute an Event of Default until the Administrative Agent or the Purchasers of 25% in principal amount of the outstanding Term Loan B Securities notify the Group Parent of the default and the Group Parent or any of its Subsidiaries do not cure such default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”. 9.02 Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Agent shall, at the request of, or may, with the consent of, (i) the Initial Purchaser, unless at such time the Initial Purchaser holds less than 25% of the Outstanding Amount or (ii) the Required Purchasers, take any or all of the following actions: (a) [reserved]; (b) declare the Outstanding Amount and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Issuer; (c) [reserved]; and (d) exercise on behalf of itself and the Purchasers all rights and remedies available to it and the Purchasers under the Loan Documents or applicable Law or equity; provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Group Parent or the Issuer under the Bankruptcy Code of the United States or other Debtor Relief Law, the Outstanding Amount shall automatically become due and payable, in each case without further act of the Agent or any Purchaser. It is understood and agreed that if the maturity of the Term Loan B Securities shall be accelerated or otherwise become due prior to their maturity date, in each case, in respect of any Event of Default under Section 9.01(a)(i), (d), or (e) or (g) (including but not limited to, upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), a premium equal to the Applicable Premium will also be due and payable as though the Term Loan B Securities were optionally repaid or redeemed on the date of the acceleration, and shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Purchaser’s lost profits as a result thereof. Any Applicable Premium payable above shall be presumed to be the liquidated damages sustained by each Purchaser as the 120 result of the early redemption or repayment and the Issuer agrees that it is reasonable under the circumstances currently existing. The Applicable Premium shall also be payable in the event the Term Loan B Securities are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means after an acceleration in respect of an Event of Default under Section 9.01(a)(i), (d), or (e) or (g). THE ISSUER EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Issuer expressly agrees (to the fullest extent it may lawfully do so) that: (A) the Applicable Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Purchasers and the Issuer giving specific consideration in this transaction for such agreement to pay the premium; and (D) the Issuer shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Issuer expressly acknowledges that its agreement to pay the Applicable Premium to the Purchasers as herein described is a material inducement to the Purchasers to purchase the Notes. For the avoidance of doubt, and irrespective of whether a Default or an Event of Default is then occurring, nothing set forth in this Agreement shall otherwise limit or prohibit any Purchaser from challenging or defending any Proposed Claim that alleges a violation of either the 2013 Secured Note Indenture or the Senior Indenture in connection with the consummation of the transactions contemplated hereunder or the performance of an Obligors obligations hereunder. 9.03 Application of Funds. After the exercise of remedies provided for in Section 9.02 (or after the Term Loan B Securities have automatically become immediately due and payable), any amounts received on account of the Obligations shall be applied by the Agent in the following order: First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Agent and amounts payable under Article III) payable to the Agent pursuant to Section 11.04 or any other Loan Document; Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Purchasers (including fees, charges and disbursements of counsel to the respective Purchasers and amounts payable under Article III), ratably among them in proportion to the respective amounts described in this clause Second payable to them; Third, to payment of that portion of the Outstanding Amount, together with any Applicable Premium (if any), ratably among the Purchasers in proportion to the respective amounts described in this clause Third held by them; and Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Issuer or as otherwise required by Law. 121

ARTICLE X ADMINISTRATIVE AGENT 10.01 Appointment and Authority. Each of the Purchasers hereby irrevocably appoints Wilmington Trust, National Association to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Agent and the Purchasers and no Obligor shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties. Each of the Purchasers hereby instructs and authorizes the Agent to enter into, and perform its obligations under, the Intercreditor Agreement. The Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Purchasers (in its capacities as a Purchaser) hereby irrevocably appoints and authorizes the Agent to act as the agent of such Purchaser for purposes of acquiring, holding and enforcing any and all Security Interests on Collateral, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Agent pursuant to Section 10.05 for purposes of holding or enforcing any Security Interest on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Agent), shall be entitled to the benefits of all provisions of this Article X and Article XI (including Section 11.04(c), as though such co-agents, sub-agents and attorneys- in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto. Without limiting the powers of the Agent under this Agreement and the Collateral Documents, each of the Purchasers and the Agent acknowledges and agrees that the Agent shall, for the purposes of holding any hypothec granted under the laws of the Province of Quebec pursuant to a deed of hypothec to secure payment of the Notes and/or any bonds or any other titles of indebtedness that may be issued by any Obligor (such bonds and other titles of indebtedness collectively, in this paragraph, the “Bonds”), be the holder of an irrevocable power of attorney (fondé de pouvoir), within the meaning of Article 2692 of the Civil Code of Quebec, for all present and future Purchasers, as holders of the Notes, as well as holders and depositaries of the Bonds. Each of the Purchasers and the Agent constitutes, to the extent necessary, the Agent as the holder of such irrevocable power of attorney (fondé de pouvoir) in order to hold any hypothec granted by any Obligor in the Province of Quebec to secure payment of the Notes and/or the Bonds. Each successor Purchaser and successor to the Agent shall be deemed to have confirmed and ratified the constitution of the Agent as the holder of such irrevocable power of attorney (fondé de pouvoir). Furthermore, the Agent agrees to act in the capacity of the holder and depositary of the Bonds for the benefit of all present and future creditors of the Secured Obligations (other than the Notes). Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Quebec), the Agent may acquire and be the holder of a Bond and/or a Note. Each of the Obligors acknowledges that each of the Notes and the Bonds issued by it constitutes a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Quebec. Notwithstanding the provisions of Section 122

11.14(a), the provisions of this paragraph shall be governed by the laws of the Province of Quebec and the federal laws of Canada applicable therein. 10.02 Rights as a Purchaser. The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Purchaser as any other Purchaser and may exercise the same as though it were not the Agent and the term “Purchaser” or “Purchasers” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Subsidiary or other Affiliate thereof as if such Person were not the Agent hereunder and without any duty to account therefor to the Purchasers. 10.03 Exculpatory Provisions. The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent: (a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing; (b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Purchasers (or such other number or percentage of the Purchasers as shall be expressly provided for herein or in the other Loan Documents), provided that the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or applicable law; and (c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Obligor or any of its Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity. (d) The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Purchasers (or such other number or percentage of the Purchasers as shall be necessary, or as the Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 11.01 and 9.02) or (ii) in the absence of its own gross negligence or willful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Agent by the Issuer or a Purchaser. (e) The Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Security Interest purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or 123

(vi) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Agent. (f) The Agent shall not be liable for any apportionment or distribution of payments made by it in good faith and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Purchaser to whom payment was due but not made, shall be to recover from other Purchasers any payment in excess of the amount to which they are determined to be entitled (and each such other Purchaser hereby agrees to return to such Purchaser any such erroneous payments received by them). The Agent shall not be liable for interest on any money received by it except as the Agent may agree in writing with the Purchasers and Issuer. Money held by the Agent hereunder need not be segregated from other funds except to the extent required by law. (g) The Agent shall have no responsibility or liability for any failure or delay in the performance of its obligations hereunder or under the other Loan Documents arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services. (h) The Agent shall not be responsible or liable for the environmental condition or any contamination of any property secured by any mortgage or deed of trust or for any diminution in value of any such property as a result of any contamination of the property by any hazardous substance, hazardous material, pollutant or contaminant. The Agent shall not be liable for any claims by or on behalf of the Purchasers or any other person or entity arising from contamination of the property by any hazardous substance, hazardous material, pollutant or contaminant, and the Agent shall have no duty or obligation to assess the environmental condition of any such property or with respect to compliance of any such property under state or federal laws pertaining to the transport, storage, treatment or disposal of, hazardous substances, hazardous materials, pollutants, or contaminants or regulations, permits or licenses issued under such laws. (i) The Agent shall be under no obligation to effect or maintain insurance or to renew any policies of insurance or to inquire as to the sufficiency of any policies of insurance carried by the Issuer or any other debtor, or to report, or make or file claims or proof of loss for, any loss or damage insured against or that may occur, or to keep itself informed or advised as to the payment of any taxes or assessments, or to require any such payment to be made. 10.04 Reliance by Agent. The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the purchasing of Term Loan B Securities that by its terms must be fulfilled to the satisfaction of a Purchaser, the Agent may presume that such condition is satisfactory to such Purchaser unless the Agent shall have received notice to the contrary from such Purchaser prior to the purchase of such Term Loan B Securities. The Agent may consult with legal counsel (who may be counsel for the Obligors), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. 124

10.05 Delegation of Duties. The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. 10.06 Resignation of Agent. The Agent may at any time give notice of its resignation to the Purchasers and the Issuer. Upon receipt of any such notice of resignation, the Required Purchasers shall have the right, with the consent of the Issuer (which consent shall not be unreasonably withheld or delayed; provided that no such consent shall be required if an Event of Default shall have occurred and be continuing) to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Purchasers and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Purchasers, after consultation with the Issuer, appoint a successor Agent meeting the qualifications set forth above; provided that if the Agent shall notify the Issuer and the Purchasers that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Agent on behalf of the Purchasers under any of the Loan Documents, the retiring or removed Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Purchaser directly, until such time as the Required Purchasers appoint a successor Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Issuer to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Issuer and such successor. After the retiring Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 11.04 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as Agent. 10.07 Non-Reliance on Agent and Other Purchasers. Each Purchaser acknowledges that it has, independently and without reliance upon the Agent or any other Purchaser or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Purchaser also acknowledges that it will, independently and without reliance upon the Agent or any other Purchaser or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder. 125

10.08 No Other Duties; Etc. Anything herein to the contrary notwithstanding, none of the bookrunners, arrangers, syndication agents, documentation agents or co-agents shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Purchaser hereunder. 10.09 Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Obligor, the Agent (irrespective of whether the principal of any Term Loan B Securities shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Agent shall have made any demand on the Issuer) shall be entitled and empowered, by intervention in such proceeding or otherwise: (a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Term Loan B Securities and all other Obligations arising under the Loan Documents that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Purchasers and the Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Purchasers and the Agent and their respective agents and counsel and all other amounts due the Purchasers and the Agent under Sections 2.09 and 11.04) allowed in such judicial proceeding; and (b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Purchaser to make such payments to the Agent and, if the Agent shall consent to the making of such payments directly to the Purchasers, to pay to the Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agent and its agents and counsel, and any other amounts due the Agent under Sections 2.09 and 11.04. Nothing contained herein shall be deemed to authorize the Agent to authorize or consent to or accept or adopt on behalf of any Purchaser any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Purchaser to authorize the Agent to vote in respect of the claim of any Purchaser in any such proceeding. 10.10 Guaranty and Collateral Matters. The Purchasers irrevocably authorize the Initial Purchaser, at its option and in its discretion, (a) to release any Security Interest on any property granted to or held by the Agent under any Loan Document shall be automatically released (i) upon payment in full of the Obligations (other than contingent indemnification obligations), (ii) as to any property that is sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted hereunder or under any other Loan Document or any casualty or condemnation event, or (iii) as approved in accordance with Section 11.01;. In connection therewith, the Agent shall execute and deliver such documents and take such other actions, at the Obligors’ expense, as any Obligor may reasonably request to further effectuate such release. In addition, the Purchasers irrevocably authorize the Initial Purchaser, at its option and in its discretion; 126

(a) (b) to subordinate any Security Interest on any property granted to or held by the Agent under any Loan Document to the holder of any Security Interest on such property that is permitted by clause (kf) or (mw) in the definition of Permitted Security InterestsLiens: and (b) (e) to release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder. Upon request by the Initial Purchaser at any time, the Required Purchasers will confirm in writing the Initial Purchaser’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty, pursuant to this Section 10.10. The Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Agent’s Security Interest thereon, or any certificate prepared by any Obligor in connection therewith, nor shall the Agent be responsible or liable to the Purchasers for any failure to monitor or maintain any portion of the Collateral. Beyond the exercise of reasonable care in the custody thereof of property held by it pursuant to the Loan Documents, the Agent shall have no duty as to any of the Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. The Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Agent shall not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Agent in good faith. ARTICLE XI MISCELLANEOUS 11.01 Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Obligor therefrom, shall be effective unless in writing signed by the Required Purchasers and the Obligors, as the case may be, and acknowledged by the Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, further, that (a) no such amendment, waiver or consent shall: (i) extend or increase the Commitment of a Purchaser (or reinstate any Commitment terminated pursuant to Section 9.02) without the written consent of such Purchaser whose Commitment is being extended or increased; (ii) postpone any date fixed by this Agreement or any other Loan Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Purchasers (or any of them) or any scheduled reduction of the Commitments hereunder or under any other Loan Document without the written consent of each Purchaser entitled to receive such payment or whose Commitments are to be reduced; 127

(iii) reduce the principal of, or the rate of interest specified herein on, any of the Term Loan B Securities, or (subject to clause (i) of the final proviso to this Section 11.01) any fees or other amounts payable hereunder or under any other Loan Document or modify the definition of “Accreted Value” or “Outstanding Amount”, in each case without the written consent of each Purchaser entitled to receive such amount; provided, however, that only the consent of the Required Purchasers shall be necessary to amend the definition of “Default Rate” or waive any obligation of the Issuer to pay interest at the Default Rate; (b) change Section 9.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Purchaser directly affected thereby; (i) change any provision of this Section 11.01(a) or the definition of “Required Purchasers” without the written consent of each Purchaser directly affected thereby; (c) release the Issuer or the Group Parent without the consent of each Purchaser, or, except in connection with a transaction otherwise permitted under the Loan Documents, all or substantially all of the value of the Guaranty without the written consent of each Purchaser whose Obligations are guarantied thereby, except to the extent such release is permitted pursuant to Section 10.10 (in which case such release may be made by the Agent acting alone); or (d) [reserved]; (e) [reserved]; and (f) unless also signed by the Agent, no amendment, waiver or consent shall affect the rights or duties of the Agent under this Agreement or any other Loan Document; provided, however, that notwithstanding anything to the contrary herein, (i) each Purchaser is entitled to vote as such Purchaser sees fit on any bankruptcy reorganization plan that affects the Term Loan B Securities, and each Purchaser acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code of the United States supersedes the unanimous consent provisions set forth herein, and (ii) the Required Purchasers shall determine whether or not to allow an Obligor to use cash collateral in the context of a bankruptcy or insolvency proceeding and such determination shall be binding on all of the Purchasers. Notwithstanding anything to the contrary herein, the Agent and the Obligors may amend, modify or supplement this Agreement or any other Loan Document (i) to cure or correct administrative errors or omissions, any ambiguity, omission, defect or inconsistency or to effect administrative changes, (ii) in furtherance of the creation, maintenance or perfection of the Security Interests created by the Collateral Documents and to otherwise implement the agreements set forth in the Intercreditor Agreement, or (iii) in connection with local law matters in respect of the addition of new Guarantors organized outside of the United States, so long as such amendment, modification or supplement does not adversely affect the rights of any Purchaser and such amendment and such amendment shall become effective without any further consent of any other party to such Loan Document; provided that the Agent shall give each Purchaser notice (which notice may be given through the Platform) of any such amendment, modification or supplement; provided further that to the extent that the Issuer and the Initial Purchaser shall agree to amend this Agreement to modify the definition of “Annual Capex Amount”, the Initial Purchaser hereby agrees to waive any usual amendment fees it would charge in connection therewith. 128

11.02 Notices; Effectiveness; Electronic Communications; English Language. (a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows: (i) if to any Obligor or the Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 11.02; (ii) if to the Initial Purchaser: CCP II Dutch Acquisition - E2, B.V. De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands Attention: The Directors and do Centerbridge Partners, L.P. 375 Park Avenue, 12th Floor New York, NY, USA 10152 Attention: The Office of the General Counsel Facsimile No.: +1 (212) 672-5001 Email: legalnotices@centerbridge. com with copies (which will not constitute notice) to: Kirkland & Ellis LLP 601 Lexington Avenue New York, NY, USA 10022 Attention: Jason Kanner Judson Oswald Facsimile No.: +1 (212) 446-6460 Email: jason.kanner@kirkland.com judson.oswald@kirkland.com and Minter Ellison Lawyers Aurora Place, 88 Phillip Street Sydney, NSW 2000 Attention: Ron Forster Ben Smith Facsimile No.: +61 2 9921 8110 Email: ron.forster@minterellison.com ben.smith@minterellison.com 129 and; (iii) if to any other Purchaser, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire (including, as appropriate, notices delivered solely to the Person designated by a Purchaser on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Group Parent or the Issuer). Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b). (b) Electronic Communications. Notices and other communications to the Purchasers hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Purchaser pursuant to Article II if such Purchaser has notified the Agent that it is incapable of receiving notices under such Article by electronic communication. The Agent or the Issuer may, in its or their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor. (c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE ISSUER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE ISSUER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE ISSUER MATERIALS OR THE PLATFORM. In no event shall the Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Issuer, any Purchaser or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Issuer’s or the Agent’s transmission of Issuer Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any 130 liability to the Issuer, any Purchaser or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages). (d) Change of Address, Etc. Each of the Issuer and the Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Purchaser may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Issuer and the Agent. In addition, each Purchaser agrees to notify the Agent from time to time to ensure that the Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Purchaser. Furthermore, each Public Purchaser agrees to cause at least one individual at or on behalf of such Public Purchaser to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Purchaser or its delegate, in accordance with such Public Purchaser’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Issuer Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Group Parent, the Issuer or their securities for purposes of United States Federal or state securities (e) Reliance by Agent and Purchasers. The Agent and the Purchasers shall be entitled to rely and act upon any notices (including telephonic notices) purportedly given by or on behalf of any Obligor even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Obligors shall indemnify the Agent, each Purchaser and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of an Obligor unless such losses, costs, expenses and liabilities (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Person or (y) result from a claim brought by any Obligor against such Person for breach in bad faith of such Person’s obligations hereunder or under any other Loan Document, if such Obligor has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. All telephonic notices to and other telephonic communications with the Agent may be recorded by the Agent, and each of the parties hereto hereby consents to such recording. (f) English Language. Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement or any Loan Document shall be in English or accompanied by an English translation thereof. Each Loan Document has been prepared and signed in English and the parties hereto agree that the English version hereof and thereof (to the maximum extent permitted by applicable law) shall be the only version valid for the purpose of the interpretation and construction hereof and thereof notwithstanding the preparation of any translation into another language hereof or thereof, whether official or otherwise or whether prepared in relation to any proceedings which may be brought in Australia or any other jurisdiction in respect hereof or thereof. 11.03 No Waiver; Cumulative Remedies; Enforcement. No failure by any Purchaser or the Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or under any other Loan Document preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other 131

Loan Document are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Obligors or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Agent in accordance with Section 9.02 for the benefit of all the Purchasers; provided, however, that the foregoing shall not prohibit (a) the Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Loan Documents, (b) [reserved], (c) any Purchaser from exercising setoff rights in accordance with Section 11.08 (subject to the terms of Section 2.13), or (d) any Purchaser from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Obligor under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Agent hereunder and under the other Loan Documents, then (i) the Required Purchasers shall have the rights otherwise ascribed to the Agent pursuant to Section 9.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13, any Purchaser may, with the consent of the Required Purchasers, enforce any rights and remedies available to it and as authorized by the Required Purchasers. 11.04 Expenses; Indemnity; and Damage Waiver. (a) Costs and Expenses. The Obligors shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) [reserved] and (iii) all out-of-pocket expenses incurred by the Agent or any Purchaser (including the fees, charges and disbursements of any counsel for the Agent or any Purchaser), and shall pay all fees and time charges for attorneys who may be employees of the Agent or any Purchaser, in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Term Loan B Securities, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Term Loan B Securities. (b) Indemnification by the Obligors. The Obligors shall indemnify the Agent (and any sub- agent thereof), each Purchaser and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), and shall indemnify and hold harmless each Indemnitee from all reasonable fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or, in the case of the Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01), (ii) any of the Term Loan B Securities or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by an Obligor or any of its Subsidiaries, or any Environmental Liability related in any way to an Obligor or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, 132 investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Obligor, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by any Obligor against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if such Obligor has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. (c) Reimbursement by Purchasers. To the extent that the Obligors for any reason fail to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by them to the Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Purchaser severally agrees to pay to the Agent (or any such sub-agent) or such Related Party, as the case may be, such Purchaser's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) in connection with such capacity. The obligations of the Purchasers under this subsection (c) are subject to the provisions of Section 2.12(d). (d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, no Obligor shall assert, and each Obligor hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any of the Term Loan B Securities or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction. (e) Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor. (f) Survival. The agreements in this Section shall survive the resignation of the Agent, any assignment of rights by, or the replacement of, any Purchaser, the termination of the Commitments and/or this Agreement and the repayment, satisfaction or discharge of all the other Obligations. 11.05 Payments Set Aside. To the extent that any payment by or on behalf of any Obligor is made to the Agent or any Purchaser, or the Agent or any Purchaser exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Agent or such Purchaser in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Purchaser severally agrees to pay to the 133

Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Purchasers under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement. 11.06 Successors and Assigns. (a) Successors and Assigns Generally. (i) The provisions of this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of the parties hereto and thereto and their respective successors and assigns permitted hereby, except that the Issuer may not assign or otherwise transfer any of its rights or obligations hereunder or thereunder without the prior written consent of the Agent and each Purchaser and no Purchaser may assign or otherwise transfer any of its rights or obligations hereunder except to an Approved Assignee (and any other attempted assignment or transfer by any party hereto shall be null and void); provided that if such Approved Assignee is not an Affiliate of the assigning Purchaser, then such assignment shall require the prior written consent of the Issuer (not to be unreasonably withheld), except no such Issuer consent shall be required if an Event of Default is continuing. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Purchasers) any legal or equitable right, remedy or claim under or by reason of this Agreement. (ii) Each Purchaser may assign to one or more Approved Assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of the Term Loan B Securities at the time owing to it); provided, however, that (i) the consent of the Issuer shall be required as set forth in Section 11.06(a)(i) above, (ii) the amount of the Term Loan B Securities of the assigning Purchaser subject to each such assignment (determined as of the date the Assignment and Assumption Agreement with respect to such assignment is delivered to the Agent) shall be in an integral multiple of, and not less than, $1,000,000 (or, if less, the entire remaining amount of the Term Loan B Securities held by such Purchaser), (iii) the parties to each such assignment shall manually execute and deliver to the Agent an Assignment and Assumption Agreement, together with a processing and recordation fee of $3,500 (provided that the Agent may, in its discretion, agree to waive any such fee), and (iv) the assignee, if it is not already a Purchaser, shall deliver to the Agent an Administrative Questionnaire and all applicable tax forms. (iii) Upon acceptance and recording pursuant to paragraph (ii) of this Section 11.06(a), from and after the effective date specified in each Assignment and Assumption agreementAgreemenl, any such Approved Assignee executing such joinder agreement shall be a party to this Agreement and, to the extent of the interest assigned to such Approved Assignee, have the rights and obligations of a Purchaser under this Agreement, and the assigning Purchaser thereunder shall, to the extent of the interest assigned by such Purchaser, be released from its obligations under this Agreement (and, in the case of an assignment covering all of the assigning Purchaser's rights and obligations under this Agreement, such Purchaser shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.04 and 11.04 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, the Issuer (at its expense) shall execute and deliver a Note to the assignee Purchaser. Any assignment or transfer by a Purchaser of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such 134

Purchaser of a participation in such rights and obligations in accordance with subsection (d) of this Section. (b) Register. The Agent, acting solely for this purpose as an agent of the Issuer (and such agency being solely for tax purposes), shall maintain at the Agent's Office a copy of each assignment agreement delivered to it and a register for the recordation of the names and addresses of the Purchasers, and the Commitments of, and principal amounts of the Term Loan B Securities owing to, each Purchaser pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, absent manifest error, and the Issuer, the Agent and the Purchasers may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Purchaser hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Issuer and any Purchaser at any reasonable time and from time to time upon reasonable prior notice. (c) Participations. Any Purchaser may at any time, without the consent of, or notice to, the Issuer or the Agent, sell participations to any Person (other than a natural person or the Issuer or any such Issuer's Affiliates, Subsidiaries, bona fide competitors, material customers or material suppliers) (each, a "Participant") in all or a portion of such Purchaser's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Term Loan B Securities); provided that (i) such Purchaser's obligations under this Agreement shall remain unchanged, (ii) such Purchaser shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Issuer, the Agent and the other Purchasers shall continue to deal solely and directly with such Purchaser in connection with such Purchaser's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Purchaser sells such a participation shall provide that such Purchaser shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Purchaser will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Section 11.01(a) that affects such Participant. Subject to subsection (e) of this Section, the Issuer agrees that each Participant shall be entitled to the benefits of Sections 3.01 (subject to the requirements and limitations therein) and 3.04 to the same extent as if it were a Purchaser and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 11.08 as though it were a Purchaser, provided such Participant agrees to be subject to Section 2.13 as though it were a Purchaser. Each Purchaser that sells a participation shall, acting solely for this purpose as an agent of the Issuer, maintain a register on which it enters the name and address of each Participant and the principal amounts of each Participant's interest in the Commitments, Term Loan B Securities, or other obligations under the Loan Documents (the "Participant Register"); provided that no Purchaser shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Purchaser shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register. (d) Limitation on Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Purchaser would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Issuer's prior written consent or except to the extent such entitlement to receive a greater 135 payment results from a Change in Law that occurs after the Participant acquired the applicable participation. A Participant that would be a Foreign Purchaser if it were a Purchaser shall not be entitled to the benefits of Section 3.01 unless such Participant agrees, for the benefit of the Issuer, to comply with Section 3.01(e) as though it were a Purchaser. (e) Certain Pledges. Any Purchaser may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Purchaser, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Purchaser from any of its obligations hereunder or substitute any such pledgee or assignee for such Purchaser as a party hereto. (f) [Reserved]. 11.07 Treatment of Certain Information; Confidentiality. Each of the Agent and the Purchasers agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, trustees, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested or required by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as, or no less restrictive than, those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or any Approved Assignee invited to become a Purchaser pursuant to the terms herein or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to an Obligor and its obligations, (g) with the written consent of the Group Parent or the Issuer or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent, any Purchaser, or any of their respective Affiliates on a nonconfidential basis from a source other than the Group Parent or the Issuer, provided that such source is not actually known by such disclosing party to be bound by an agreement containing provisions substantially the same as those contained in this Section 11.07. For purposes of this Section, "Information'' means all information received from an Obligor or any Subsidiary relating to the Obligors or any Subsidiary or any of their respective businesses, other than any such information that is available to the Agent or any Purchaser on a nonconfidential basis prior to disclosure by such Obligor or any Subsidiary, provided that, in the case of information received from an Obligor or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential or is delivered pursuant to Section 7.01. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Each of the Agent and the Purchasers acknowledges that (a) the Information may include material non-public information concerning an Obligor or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such 136 material non-public information in accordance with applicable Law, including United States Federal and state securities Laws. The Issuer and each Guarantor hereby agrees that it will not disclose, directly or indirectly, this Agreement (or the contents and transactions contemplated hereunder), the other exhibits and attachments hereto and the contents of each thereof, or the activities of the Initial Purchaser pursuant hereto or thereto or in connection with the Transactions, to any person or entity without prior written approval of the Initial Purchaser, except (a) (i) to the Issuer's officers, directors, employees, attorneys, accountants or advisors, on a confidential and need-to-know basis or (ii) to the Group Parent and its Subsidiaries financing sources, suppliers, customers and other vendors (but only such information that has been disclosed to the Issuer's regulators), (b) if the Initial Purchaser consents in writing to such proposed disclosure or (c) pursuant to the order of any court or administrative agency in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, as determined by the Initial Purchaser in good faith (in which case the Issuer hereby agrees, to the extent practicable and not prohibited by applicable law, to inform the Initial Purchaser promptly thereof prior to disclosure). 11.08 Set-off. If an Event of Default shall have occurred and be continuing, each Purchaser and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Purchaser or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of such Obligor now or hereafter existing under this Agreement or any other Loan Document to such Purchaser, irrespective of whether or not such Purchaser shall have made any demand under this Agreement or any other Loan Document and although such obligations of such Obligor may be contingent or unmatured or are owed to a branch or office of such Purchaser different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Purchaser and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Purchaser or their respective Affiliates may have. Each Purchaser agrees to notify the Issuer and the Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application. 11.09 Interest Rate Limitation. (a) Notwithstanding anything to the contrary contained in any Loan Document with respect to each Obligor organized, incorporated or formed in any jurisdiction other than Canada, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If the Agent or any Purchaser shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Term Loan B Securities or, if it exceeds such unpaid principal, refunded to the Issuer. (b) Notwithstanding anything to the contrary contained in any Loan Document with respect to each Obligor organized, incorporated or formed in Canada, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law, including without limitation an amount or rate which would result in the receipt by the Agent or a Purchaser of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)). If from any circumstance whatever, fulfillment of any provision of any Loan Document would result in exceeding the highest rate or amount permitted by Criminal Code (Canada) for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If 137 from any circumstance the Agent or the Purchasers shall ever receive anything of value as interest or deemed interest under any Loan Document that would result in exceeding the highest lawful rate or amount of interest permitted by Criminal Code (Canada), the amount that would be excessive interest shall be applied to the reduction of the principal amount of the Term Loan B Securities, and not to the payment of interest, or if the excessive interest exceeds the unpaid principal balance of the Term Loan B Securities, the amount exceeding the unpaid balance shall be refunded to the relevant Obligor. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Obligors, the Agent and the Purchasers shall, to the maximum extent permitted by applicable Law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and their effects, (iii) amortize, prorate, allocate and spread the total amount of interest throughout the term of the Term Loan B Securities so that interest does not exceed the maximum amount permitted by Criminal Code (Canada), and/or (iv) allocate interest between portions of the Obligations to the end that no portion shall bear interest at a rate greater than that permitted by Criminal Code (Canada). For the purposes Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive. (c) In determining whether the interest contracted for, charged, or received by the Agent or a Purchaser exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (i) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder. 11.10 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5.01, this Agreement shall become effective when it shall have been executed by the Agent and when the Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement. 11.11 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Agent and each Purchaser, regardless of any investigation made by the Agent or any Purchaser or on their behalf and notwithstanding that the Agent or any Purchaser may have had notice or knowledge of any Default at the time of the issuance of the Term Loan B Securities, and shall continue in full force and effect as long as any of the Term Loan B Securities or any other Obligation hereunder shall remain unpaid or unsatisfied. 138

11.12 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. 11.13 Reserved. 11.14 Governing Law; Jurisdiction; Etc. (a) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE APPLICATION OF ANOTHER LAW. (b) SUBMISSION TO JURISDICTION. EACH OBLIGOR IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN, CITY OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY OBLIGOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION. (c) WAIVER OF VENUE. EACH OBLIGOR IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT. 139

(d) APPOINTMENT OF PROCESS AGENT. EACH OBLIGOR IRREVOCABLY AND UNCONDITIONALLY APPOINTS BOART LONGYEAR COMPANY WITH AN OFFICE AT 10808 SOUTH RIVER FRONT PARKWAY, SUITE 600, SOUTH JORDAN, UTAH 84095, UNITED STATES (THE "PROCESS AGENT"), AS ITS AGENT TO RECEIVE ON BEHALF OF SUCH OBLIGOR AND ITS PROPERTY SERVICE OF COPIES OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS WHICH MAY BE SERVED IN ANY SUCH ACTION OR PROCEEDING. SUCH SERVICE MAY BE MADE BY MAILING AND DELIVERING A COPY OF SUCH PROCESS TO SUCH OBLIGOR IN CARE OF THE PROCESS AGENT AT THE PROCESS AGENT'S ABOVE ADDRESS, AND SUCH OBLIGOR HEREBY IRREVOCABLY AUTHORIZES AND DIRECT THE PROCESS AGENT TO ACCEPT SUCH SERVICE ON ITS BEHALF. THE PROCESS AGENT IRREVOCABLY AND UNCONDITIONALLY ACCEPTS THE APPOINTMENT REFERRED TO IN THIS PARAGRAPH. AS AN ALTERNATIVE METHOD OF SERVICE, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF ANY AND ALL PROCESS BY THE MAILING OF COPIES OF SUCH PROCESS TO ITS ADDRESS SPECIFIED IN SECTION 11.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. 11.15 Waiver of Right to Trial by Jury. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. 11.16 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each of the Obligors acknowledges and agrees, and acknowledges its Affiliates' understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Agent are arm's-length commercial transactions between the Obligors and their respective Affiliates, on the one hand, and the Agent, on the other hand, (B) each of the Obligors has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each of the Obligors is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Agent and the Purchasers each is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Obligors or any of their respective Affiliates, or any other Person and (B) neither the Agent nor any Purchaser has any obligation to the Obligors or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agent and its respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Obligors and their respective Affiliates, and the Agent does not have any obligation to disclose any of such interests to 140 the Obligors and their respective Affiliates. To the fullest extent permitted by Law, each of the Obligors hereby waives and releases any claims that it may have against the Agent and the Purchasers with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby. 11.17 Electronic Execution of Assignments and Certain Other Documents. The words "execution," "signed," "signature," and words of like import in any assignment agreement or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. 11.18 USA PATRIOT Act Notice. Each Purchaser that is subject to the Act (as hereinafter defined) and the Agent (for itself and not on behalf of any Purchaser) hereby notifies the Issuer that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Issuer and the other Group members, which information includes the name and address of the Issuer and the other Group members and other information that will allow such Purchaser or the Agent, as applicable, to identify the Issuer and the other Group members in accordance with the Patriot Act. The Issuer shall, promptly following a request by the Agent or any Purchaser, provide all documentation and other information that the Agent or such Purchaser requests in order to comply with its ongoing obligations under applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act. 11.19 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Issuer in respect of any such sum due from it to the Agent or the Purchasers hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the "Agreement Currency"), be discharged only to the extent that on the Business Day following receipt by the Agent of any sum adjudged to be so due in the Judgment Currency, the Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Agent from the Issuer in the Agreement Currency, the Issuer agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Agent in such currency, the Agent agrees to return the amount of any excess to the Issuer (or to any other Person who may be entitled thereto under applicable law). 11.20 PPS Law Further Assurances. (a) If: 141

(i) a PPS Law applies or commences to apply to any of the Loan Documents or any transaction contemplated by them, or the Agent reasonably determines that this is the case; and (ii) in the Agent's reasonable opinion, the PPS Law: (A) does or will adversely affect the Purchasers' security position, obligations or powers under a Loan Document; or (B) enables or would enable the Purchasers' security position to be improved without adversely affecting an Obligor, the Agent may give notice to each Obligor requiring the Obligor to do anything (including amending any Loan Document or executing any new Loan Document) that in the Agent's reasonable opinion is necessary, to the maximum possible extent, to overcome the circumstances contemplated in paragraph (A) above and/or improve the security position as contemplated in paragraph (B) above. The Issuer must (and must ensure that each Obligor will) comply with the requirements of that notice within the time specified in the notice. (b) Without limit, if a Loan Document (or a transaction in connection with it) is or contains a security interest under the PPS Law, the Issuer agrees (and will procure that each Obligor agrees) to do anything (such as obtaining consents, completing, signing and producing documents and supplying information) which the Agent reasonably considers necessary for the purposes of: (i) ensuring that the security interest is enforceable, perfected and otherwise effective; (ii) enabling the Agent to apply for any registration, or give any notification, in connection with the security interest so that it has the priority required by the Purchasers; and (iii) enabling the Purchasers to exercise its powers in connection with the security interest. (c) Without limiting any other provision of this Agreement, or any other Loan Document, the Issuer waives (and will ensure that each Obligor waives) its right to receive any verification statement (or notice of any verification statement) in respect of any financing statement or financing change statement relating to any security interest created under this Agreement or any other Loan Document unless the notice is required by the PPS Law and cannot be excluded. (d) The Issuer and the Purchasers agree that each Obligor and the Purchasers will not disclose any of the information set out in section 275(1) of the PPSA in relation to this Agreement or any security interest created under any Loan Document to any person (except that the Purchasers may do so where required due to the operation of section 275(6) of the PPSA or in accordance with another provision of a Loan Document). (e) In this Section 11.20, the following words and expressions have the same meanings given to them in the PPSA: financing change statement, financing statement, security interest and verification statement. 11.21 Joint and Several Obligations. Notwithstanding any other provision contained herein or in any other Loan Document, if a "secured creditor" (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is 142 determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then each Canadian Obligor, to the extent such Obligor's Obligations are secured, shall be several obligations and notjoint or joint and several obligations. 11.22 Chilean Appointment of Security Agent. For the purpose of Article 18 of Law No. 20,190 of the Republic of Chile, but without limitation of any rights, indemnities, and immunities of the Agent under Article X or otherwise under this Agreement, each of the Purchasers irrevocably appoints the Agent as its security agent under the Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such rights, powers, authorities and discretions as are delegated to the Agent by the terms of the Loan Documents, together with any other incidental rights, powers, authorities and discretions. Furthermore, each of the Purchasers hereby authorizes the Agent in its capacity of security agent of the Purchasers, to perform the following acts on behalf of the Purchasers: (a) to appear as security agent in Chile in one or more private or public deeds, accepting one or more pledges without conveyance in accordance with article 14 of law No. 20,190 of the Republic of Chile, granted over inventories and/or movable assets and prohibitions to encumber and convey and to celebrate any acts and/or contracts that will be granted by Boart Longyear Comercializadora Limitada yand Boart Longyear Chile Limitada, companies incorporated under the laws of Chile (the "Chilean Obligors"), to guarantee the fulfillment of each and any of the Obligations (the "Chilean Pledges"). The Agent will be empowered to agree in said documents to all the necessary and appropriate clauses, terms and conditions; (b) to appear as security agent in Chile in one or more public deeds evidencing the joint and several guarantee (fianza y codeuda solidaria) that the Chileans Obligors, grant in favor of the Agent (the "Chilean Guarantees") accepting the same, being entitled to agree in such instruments all essential, natural or merely incidental stipulations that may be pertinent or necessary to the effect. The Agent will be empowered to agree in said documents to all the necessary and appropriate clauses, terms and conditions; (c) to grant, execute, deliver and perform any other act, contract, agreement, document or instrument in connection with the above, or the documents executed thereunder, which may be necessary or convenient to authorize or grant such agreements and to fulfill the acts mentioned in subclause (a) and (b) of this Section 11.22; (d) do and perform any and all other acts which may be necessary or desirable to complete and execute, perfect, maintain and preserve the Chilean Pledges; and (e) delegate the above powers to one or more sub-agents. The Issuer and the Obligors expressly accepts the appointment of the Agent as security agent for the Purchasers. These provisions shall be construed in accordance with and governed by the laws of the Republic of Chile. For the purposes of No. 4 of Article 18 of Law No. 20,190 of the Republic of Chile, a legalized copy of this agreement shall be recorded with a Chilean Notary Public. 143

11.23 PPSA (Australia.).. If the Agent reasonably determines that this Agreement or any Loan Document (or a transaction in connection with it) is or contains a security interest for the purposes of the PPSA (Australia.), the Issuer and the Guarantors agree at their own cost and expense to do anything (such as obtaining consents, signing and producing documents, getting documents completed and signed and supplying information) which the Agent requires for the purpose of (A) ensuring that the security interest is enforceable, perfected (including where necessary to preserve the intended priority of that security interest by control in addition to registration) and otherwise effective: and (B) enabling the Agent to apply for any registration, or give any notification in connection with the security interest so that the security interest has the priority required by the Agent: and (C) enabling the Agent to enforce the security interest. The Agent does not need to give any notice under the PPSA (Australia) (including a notice of a verification statement) unless the notice is required by the PPSA (Australia) and cannot be excluded. Notwithstanding anything to the contrary in this Agreement or in any Loan Document, each party agrees to the extent the law permits them to be excluded (D) sections 142 and 143 of the PPSA (Australia) are excluded and the relevant secured party need not comply with the following provisions of the PPSA (Australia): for the purposes of section 115(1) and 115(7) of the PPSA (Australia), sections 95, 118, 121(4), 125, 130, 132(3)(d), 132(4): for the purposes of section 115(7) of the PPSA (Australia), sections 132 and 137(3): and any other provision of the PPSA (Australia) notified to the grantor by the relevant secured party after the date of this Agreement: and (E) the Agent does not need to give any notice required under any provision of the PPSA (Australia) (except section 135). [SIGNATURE PAGES FOLLOW] 144

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written. ISSUER: Executed in accordance with section 127 of the Corporations Act 2001 by Boart Longyear Management Pty Limited Director Signature Director/Secretary Signature Jeffrey Olsen Fabrizio Rasetti Print Name Print Name Signature Page to Term Loan AB Securities Agreement

GUARANTORS: Executed in accordance with section 127 of the Corporations Act 2001 by Boart Longyear Limited Director Signature Director/Secretary Signature Jeffrey Olsen Fabrizio Rasetti Print Name Print Name Longyear Canada, ULC By: Name: Fabrizio Rasetti Title: Treasurer Signed for Boart Longyear Canada by its Partners: Boart Longyear Alberta Limited By: Name: Fabrizio Rasetti Title: Treasurer Longyear Canada, LLC By: Name: Frank Jamieson Clement Title: Treasurer [signatures continue on next page] Signature Page to Term Loan AB Securities Agreement

Boart Longyear Manufacturing Canada Ltd. By: Name: Fabrizio Rasetti Title: Treasurer Executed in accordance with section 127 of the Corporations Act 2001 by Votraint No. 1609 Pty Limited Boart Longyear Australia Pty Limited Aqua Drilling & Grouting Pty Limited Director Signature Director/Secretary Signature Jeffrey Olsen Fabrizio Rasetti Print Name Print Name Longyear Holdings, Inc. Longyear TM, Inc. Boart Longyear Company Boart Longyear Manufacturing and Distribution Inc. Boart Longytear Nevada By: Name: Fabrizio Rasetti Title: Treasurer

[signatures continue on next page] BOART LONGYEAR SUISSEBoart Longyear Suisse SARL By: Name: Guillaume Dubuy Title: Managing Officer By: Name: Fahrizio Rasetti Title: Managing Officer [signatures continue on next page] Signature Page to Term Loan A Securities Agreement

Boart Longyear Chile Limitada By: Name: Fabrizio Rasetti Title: Authorized Representative Boart Longyear Comercializadora Limitada By: Name: Fabrizio Rasetti Title: Authorized Representative [signatures continue on next page] 149

Boart Longyear S.A.C. By: Name: Fabrizio Rasetti Title: Director 150

AGENT: WILMINGTON TRUST, NATIONAL ASSOCIATION, as Agent By: Name: Title:

PURCHASER: CENTERBRIDGE PARTNERS, L.P., as a Purchaser By: Name: Title: Signature Page to Term Loan AB Securities Agreement

Schedule 6

Form of Secured Scheme Creditor Deed Poll

20

Secured Scheme Creditor Deed Poll

The Secured Scheme Creditors

2017

21

THIS DEED POLL is made on                                                    2017

Made by:

(1)	Each Secured Scheme Creditor set out in Schedule 1 of this deed poll.

In favour of:

(2)	Each other Secured Scheme Creditor, the Scheme Administrators, the Agent, the Trustee, each Obligor and each Released Obligor Individual (each a Recipient).

EACH SECURED SCHEME CREDITOR DECLARES:

1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

(a)	Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act in relation to the Companies and the Secured Scheme Creditors approved by the Court on [date] and which became Effective on or about [date].

(b)	Unless the context requires otherwise, a capitalised term or expression which is defined in the Scheme has the same meaning when used in this deed poll.

1.2	Rules for interpreting this document

Clause 1.2 of the Scheme (Rules for interpreting this document) applies to the interpretation of this deed poll as if references to "this Scheme" were references to "this deed poll".

1.3	Nature of deed poll

This deed poll is made for the benefit of the Recipients and may be relied on and enforced against each Secured Scheme Creditor in accordance with its terms by each Recipient on and from the date of this deed poll even though the Recipients are not party to this deed poll.

1.4	Several obligations

This deed poll binds each Secured Scheme Creditor severally and not jointly.

1.5	Termination

(a)	Subject to clause 1.5(b), if the Steps are not completed by 11.59pm on the Sunset Date this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect.

(b)	Where the Scheme has become Effective but all the Steps are not completed by 11.59pm on the Sunset Date, the terms of this deed poll to the extent that they relate to clause 7.1(c)(ii) of the Scheme remain in full force and effect.

2.	releases AND waivers

(a)	Each Secured Scheme Creditor:

(i)	gives each release and waiver which is to be given by it under the Scheme:

22

(A)	at the time that release or waiver is to be given under the Scheme; and

(B)	in favour of the Recipient to whom the release or waiver is to be given under the Scheme; and

(ii)	acknowledges and agrees that each Recipient may rely on this deed poll in order to enforce the releases and waivers given in its favour under the Scheme and this deed poll.

3.	consents and instructions

Each Secured Scheme Creditor gives each consent and instruction which is required to be given by it for the purposes of the Scheme in accordance with the Scheme.

4.	General

4.1	Notices

The provisions of clause 9 (Notices) of the Scheme are incorporated into this document by reference as if set out in this document in full, mutatis mutandis.

4.2	Governing law and jurisdiction

(a)	This document and any dispute arising out of or in connection with this document is governed by the laws of New South Wales.

(b)	Each party submits to the exclusive jurisdiction of the courts of that State and courts of appeal from them in respect of any proceedings arising out of or in connection with this document.

4.3	Continuing obligations

This deed poll is irrevocable.

4.4	Waiver

Each Secured Scheme Creditor may not rely on the words or conduct of any Recipient as a waiver of any right arising under or in connection with this deed poll unless the waiver is in writing and signed by the Recipient granting the waiver.

4.5	Inconsistency

The terms of the Scheme prevail over the terms of this deed poll to the extent of any inconsistency between them.

4.6	Cumulative Rights

Except as expressly provided in this deed poll, the rights of each Secured Scheme Creditor and of each Recipient under this deed poll are in addition to and do not exclude or limit any other rights or remedies provided by law.

4.7	Assignment and other dealings

(a)	The rights and remedies of each Recipient under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

(b)	Any purported dealing in contravention of clause 4.7(a) is void.

23

SCHEDULE 1

Secured Scheme Creditors

[Insert list of Secured Scheme Creditors (TLA Purchasers, TLB Purchasers and Noteholders)]

24

EXECUTED as a deed poll.

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

Warning: If your document is to be registered on the general register of deeds at NSW LPI, the address of the witness must be included under their name or the document may be rejected.

signed, sealed and delivered by SCOTT KERSHAW as attorney and agent for each Secured Scheme Creditor in the presence of:
Signature of attorney

Signature of witness	Name

Name

Address of witness

signed, sealed and delivered by JENNY NETTLETON as attorney and agent for each Secured Scheme Creditor in the presence of:
Signature of attorney

Signature of witness	Name

Name

Address of witness

25

Schedule 7

Form of Trustee Deed Poll

26

Trustee Deed Poll

The Trustee

2017

27

THIS DEED POLL is made on                                                                     2017

Made by:

(1)	U.S. Bank National Association in its capacity as trustee and collateral agent under the Secured Indenture (the Trustee).

In favour of:

(2)	Each Secured Scheme Creditor, the Scheme Administrators, the Agent, each Obligor and each Released Obligor Individual (each a Recipient)

THE TRUSTEE DECLARES:

1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

(a)	Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act in relation to the Companies and the Secured Scheme Creditors approved by the Court on [date] and which became Effective on or about [date].

(b)	Unless the context requires otherwise, a capitalised term or expression which is defined in the Scheme has the same meaning when used in this deed poll.

1.2	Rules for interpreting this document

Clause 1.2 (Rules for interpreting this document) of the Scheme applies to the interpretation of this deed poll as if references to "this Scheme" were references to "this deed poll".

1.3	Nature of deed poll

This deed poll is made for the benefit of the Recipients and may be relied on and enforced against the Trustee in accordance with its terms by each Recipient on and from the date of this deed poll even though the Recipients are not party to this deed poll.

1.4	Capacity of Trustee

Any reference to the Trustee in this deed poll is to be read as a reference to the Trustee in its capacity as trustee and collateral agent under the Secured Indenture and in no other capacity (including any personal capacity).

1.5	Termination

(a)	Subject to clause 1.5(b), if the Steps are not completed by 11.59pm on the Sunset Date this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect.

(b)	Where the Scheme has become Effective but all the Steps are not completed by 11.59pm on the Sunset Date, the terms of this deed poll to the extent that they relate to clause 7.1(c)(ii) of the Scheme remain in full force and effect.

2.	obligations in relation to scheme

The Trustee, in accordance with the instructions given to it by the Secured Scheme Creditors and the Obligors under the Scheme:

28

(a)	consents to the Scheme; and

(b)	undertakes in favour of each Recipient:

(i)	to perform all actions attributed to the Trustee under the Scheme;

(ii)	to do all things and execute all further documents necessary to give full effect to the Scheme, including but not limited to executing the First Supplemental Indenture; and

(iii)	not to act inconsistently with any provision of the Scheme.

3.	General

3.1	Notices

The provisions of clause 9 (Notices) of the Scheme are incorporated into this document by reference as if set out in this document in full, mutatis mutandis.

3.2	Governing law and jurisdiction

(a)	This document and any dispute arising out of or in connection with this document is governed by the laws of New South Wales.

(b)	Each party submits to the exclusive jurisdiction of the courts of that State and courts of appeal from them in respect of any proceedings arising out of or in connection with this document.

3.3	Continuing obligations

This deed poll is irrevocable.

3.4	Waiver

The Trustee may not rely on the words or conduct of any Recipient as a waiver of any right arising under or in connection with this deed poll unless the waiver is in writing and signed by the Recipient granting the waiver.

3.5	Inconsistency

The terms of the Scheme prevail over the terms of this deed poll to the extent of any inconsistency between them.

3.6	Cumulative Rights

Except as expressly provided in this deed poll, the rights of the Trustee and of each Recipient under this deed poll are in addition to and do not exclude or limit any other rights or remedies provided by law.

3.7	Assignment and other dealings

(a)	The rights and remedies of each Recipient under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

(b)	Any purported dealing in contravention of clause 3.7(a) is void.

EXECUTED as a deed poll.

29

executed by U.S. BANK NATIONAL ASSOCIATION as Trustee by its authorised signatories

By:

Name:

Title:

By:

Name:

Title:

30

Schedule 8

Form of Agent Deed Poll

31

Agent Deed Poll

The Agent

2017

32

THIS DEED POLL is made on                                                                      2017

Made by:

(1)	Wilmington Trust, National Association in its capacity as administrative agent and collateral agent under the Term Loan A; and

(2)	Wilmington Trust, National Association in its capacity as administrative agent and collateral agent under the Term Loan B

(together the Agent)

In favour of:

(3)	Each Secured Scheme Creditor, the Scheme Administrators, the Trustee, each Obligor and each Released Obligor Individual (each a Recipient)

THE AGENT DECLARES:

1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

(a)	Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act in relation to the Companies and the Secured Scheme Creditors approved by the Court on [date] and which became Effective on or about [date].

(b)	Unless the context requires otherwise, a capitalised term or expression which is defined in the Scheme has the same meaning when used in this deed poll.

1.2	Rules for interpreting this document

Clause 1.2 (Rules for interpreting this document) of the Scheme applies to the interpretation of this deed poll as if references to "this Scheme" were references to "this deed poll".

1.3	Nature of deed poll

This deed poll is made for the benefit of the Recipients and may be relied on and enforced against the Agent in accordance with its terms by each Recipient on and from the date of this deed poll even though the Recipients are not party to this deed poll.

1.4	Capacity of Agent

Any reference to the Agent in this deed poll is to be read as a reference to the Agent in its capacity as Agent under the Term Loan A and Term Loan B and in no other capacity (including any personal capacity).

1.5	Termination

(a)	Subject to clause 1.5(b), if the Steps are not completed by 11.59pm on the Sunset Date this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect.

(b)	Where the Scheme has become Effective but all the Steps are not completed by 11.59pm on the Sunset Date, the terms of this deed poll to the extent that they relate to clause 7.1(c)(ii) of the Scheme remain in full force and effect.

33

2.	obligations in relation to scheme

The Agent, in accordance with the instructions given to it by the TLA Purchasers and TLB Purchasers and the Obligors under the Scheme:

(a)	consents to the Scheme; and

(b)	undertakes in favour of each Recipient:

(i)	to perform all actions attributed to the Agent under the Scheme;

(ii)	to do all things and execute all further documents necessary to give full effect to the Scheme, including but not limited to executing the Amended Term Loan A and Amended Term Loan B (for and on behalf of itself and the TLA Purchasers and TLB Purchasers in accordance with the powers granted under clauses 4(b) and 4(c) of the Scheme); and

(iii)	not to act inconsistently with any provision of the Scheme.

3.	General

3.1	Notices

The provisions of clause 9 (Notices) of the Scheme are incorporated into this document by reference as if set out in this document in full, mutatis mutandis.

3.2	Governing law and jurisdiction

(a)	This document and any dispute arising out of or in connection with this document is governed by the laws of New South Wales.

(b)	Each party submits to the exclusive jurisdiction of the courts of that State and courts of appeal from them in respect of any proceedings arising out of or in connection with this document.

3.3	Continuing obligations

This deed poll is irrevocable.

3.4	Waiver

The Agent may not rely on the words or conduct of any Recipient as a waiver of any right arising under or in connection with this deed poll unless the waiver is in writing and signed by the Recipient granting the waiver.

3.5	Inconsistency

The terms of the Scheme prevail over the terms of this deed poll to the extent of any inconsistency between them.

3.6	Cumulative Rights

Except as expressly provided in this deed poll, the rights of the Agent and of each Recipient under this deed poll are in addition to and do not exclude or limit any other rights or remedies provided by law.

34

3.7	Assignment and other dealings

(a)	The rights and remedies of each Recipient under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

(b)	Any purported dealing in contravention of clause 3.7(a) is void.

EXECUTED as a deed poll.

executed by WILMINGTON TRUST, NATIONAL ASSOCIATION in its capacity as collateral agent under the Term Loan A by its authorised signatories

By:

Name:

Title:

By:

Name:

Title:

executed by WILMINGTON TRUST, NATIONAL ASSOCIATION in its capacity as collateral agent under the Term Loan B by its authorised signatories

By:

Name:

Title:

By:

Name:

Title:

35

Schedule 9

Form of Scheme Administrators Deed Poll

36

Scheme Administrators Deed Poll

The Scheme Administrators

2017

37

THIS DEED POLL is made on                                                                    2017

Made by:

(1)	Scott Kershaw and Jenny Nettleton of KordaMentha (the Scheme Administrators)

In favour of:

(2)	each Secured Scheme Creditor, the Agent, the Trustee, each Released Obligor Individual and each Obligor (each a Recipient)

THE SCHEME ADMINISTRATORS DECLARE:

1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

(a)	Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act in relation to the Companies and the Secured Scheme Creditors substantially in the form set out in Schedule 1 to this deed poll, subject to any alterations made or conditions imposed by the Court pursuant to section 411(6) of the Corporations Act.

(b)	Unless the context requires otherwise, a capitalised term or expression which is defined in the Scheme has the same meaning when used in this deed poll.

1.2	Rules for interpreting this document

Clause 1.2 of the Scheme (Rules for interpreting this document) applies to the interpretation of this deed poll as if references to "this Scheme" were references to "this deed poll".

1.3	Nature of deed poll

This deed poll is made for the benefit of the Recipients and may be relied on and enforced against each Scheme Administrator in accordance with its terms by each Recipient on and from the date of this deed poll even though the Recipients are not party to this deed poll.

1.4	Joint and several obligations

This deed poll binds each Scheme Administrator jointly and severally.

1.5	Termination

(a)	Subject to clause 1.5(b), if the Steps are not completed by 11.59pm on the Sunset Date this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect.

(b)	Where the Scheme has become Effective but all the Steps are not completed by 11.59pm on the Sunset Date, the terms of this deed poll to the extent that they relate to clause 7.1(c)(ii) of the Scheme remain in full force and effect.

2.	Conditions to obligations

The obligations of the Scheme Administrators under this deed poll are subject to the Scheme becoming Effective.

38

3.	Consent to Act

Each Scheme Administrator:

(a)	consents to act as a scheme administrator in accordance with the terms and conditions of the Scheme;

(b)	acknowledges that another person may be appointed to act as scheme administrator under the Scheme;

(c)	represents and warrants that he or she is not disqualified from acting as a scheme administrator of the Scheme pursuant to section 411(7) of the Corporations Act; and

(d)	undertakes to notify the Companies, the Agent and the Trustee immediately if the representation and warranty in clause 3(c) ceases to be correct.

4.	obligations in relation to scheme

With effect on and from the Effective Date, each Scheme Administrator irrevocably:

(a)	consents to the Scheme;

(b)	agrees to be bound by the Scheme as if he or she were a party to the Scheme; and

(c)	undertakes in favour of each Recipient:

(i)	to perform all obligations and to undertake all actions attributed to him or her under the Scheme;

(ii)	to accept, and act in accordance with, any instructions, authorisations, directions or appointments given to him or her under the Scheme;

(iii)	to do all things and execute all further documents necessary to give full effect to the Scheme and the transactions contemplated by it; and

(iv)	not to act inconsistently with any provision of the Scheme.

5.	Limitation of liability

In the performance or exercise of the Scheme Administrators' powers, obligations and duties under the Scheme, the Scheme Administrators' liability is limited in accordance with the Scheme.

6.	General

6.1	Notices

The provisions of clause 9 (Notices) of the Scheme are incorporated into this document by reference as if set out in this document in full, mutatis mutandis.

6.2	Governing law and jurisdiction

(a)	This document and any dispute arising out of or in connection with this document is governed by the laws of New South Wales.

(b)	Each party submits to the exclusive jurisdiction of the courts of that State and courts of appeal from them in respect of any proceedings arising out of or in connection with this document.

39

6.3	Continuing obligations

This deed poll is irrevocable.

6.4	Waiver

The Scheme Administrators may not rely on the words or conduct of any Recipient as a waiver of any right arising under or in connection with this deed poll unless the waiver is in writing and signed by the Recipient granting the waiver.

6.5	Inconsistency

The terms of the Scheme prevail over the terms of this deed poll to the extent of any inconsistency between them.

6.6	Variation

(a)	A provision of this deed poll may be varied on or before the time of the Second Court Orders provided that:

(i)	the variation is consistent with the Scheme;

(ii)	the variation is agreed to in writing by the Companies and a majority of the Holders; and

(iii)	the Court has not indicated on or before the Second Court Date that the variation would of itself preclude approval of the Scheme.

(b)	Where the conditions set out in clause 6.6(a) are satisfied in relation to a variation, the Scheme Administrators will enter into a further deed poll in favour of each Recipient giving effect to the variation.

6.7	Cumulative Rights

Except as expressly provided in this deed poll, the rights of the Scheme Administrators and of each Recipient under this deed poll are in addition to and do not exclude or limit any other rights or remedies provided by law.

6.8	Assignment and other dealings

(a)	The rights and remedies of each Recipient under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

(b)	Any purported dealing in contravention of clause 6.8(a) is void.

40

SCHEDULE 1

Scheme

41

EXECUTED as a deed poll.

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

signed, sealed and delivered by SCOTT KERSHAW in the presence of:
Signature of party

Signature of witness

Name

Address of witness

signed, sealed and delivered by JENNY NETTLETON in the presence of:
Signature of party

Signature of witness

Name

Address of witness

42

Schedule 10

Form of Released Obligor Individuals Deed Poll

43

Released Obligor Individuals Deed Poll

Released Obligor Individuals

2017

44

THIS DEED POLL is made on                                                                    2017

Made by:

(1)	[Names of Released Obligor Individuals] (each a Released Obligor Individual)

In favour of:

(2)	each Secured Scheme Creditor, the Agent, the Trustee, each Obligor and the Scheme Administrators (each a Recipient)

THE RELEASED OBLIGOR INDIVIDUAL DECLARES:

1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

(a)	Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act in relation to the Companies and the Secured Scheme Creditors substantially in the form set out in Schedule 1 to this deed poll, subject to any alterations made or conditions imposed by the Court pursuant to section 411(6) of the Corporations Act.

(b)	Unless the context requires otherwise, a capitalised term or expression which is defined in the Scheme has the same meaning when used in this deed poll.

1.2	Rules for interpreting this document

Clause 1.2 of the Scheme (Rules for interpreting this document) applies to the interpretation of this deed poll as if references to "this Scheme" were references to "this deed poll".

1.3	Nature of deed poll

This deed poll is made for the benefit of the Recipients and may be relied on and enforced against the Released Obligor Individual in accordance with its terms by each Recipient on and from the date of this deed poll even though the Recipients are not party to this deed poll.

1.4	Several obligations

This deed poll binds the Released Obligor Individual severally and not jointly.

1.5	Termination

(a)	Subject to clause 1.5(b), if the Steps are not completed by 11.59pm on the Sunset Date this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect.

(b)	Where the Scheme has become Effective but all the Steps are not completed by 11.59pm on the Sunset Date, the terms of this deed poll to the extent that they relate to clause 7.1(c)(ii) of the Scheme remain in full force and effect.

2.	obligations in relation to scheme

The Released Obligor Individual irrevocably:

45

(a)	consents to the Scheme;

(b)	agrees to be bound by the Scheme as if it were a party to the Scheme; and

(c)	undertakes in favour of each Recipient:

(i)	to perform all obligations and undertake all actions attributed to the Released Obligor Individual under the Scheme;

(ii)	to do all things and execute all further documents necessary to give full effect to its obligations under the Scheme; and

(iii)	not to act inconsistently with any provision of the Scheme.

3.	Releases

(a)	Without limiting clause 2 above, the Released Obligor Individual:

(i)	gives each release which is to be given by it under Step 2 (Release) of the Scheme:

(A)	at the time that release is to be given under the Scheme; and

(B)	in favour of each Recipient to whom the release is to be given under the Scheme; and

(ii)	acknowledges and agrees that each Recipient may rely on this deed poll in order to enforce the releases given in its favour under the Scheme and this deed poll.

4.	General

4.1	Notices

The provisions of clause 9 (Notices) of the Scheme are incorporated into this document by reference as if set out in this document in full, mutatis mutandis.

4.2	Governing law and jurisdiction

(a)	This document and any dispute arising out of or in connection with this document is governed by the laws of New South Wales.

(b)	Each party submits to the exclusive jurisdiction of the courts of that State and courts of appeal from them in respect of any proceedings arising out of or in connection with this document.

4.3	Continuing obligations

This deed poll is irrevocable.

4.4	Waiver

The Released Obligor Individual may not rely on the words or conduct of any Recipient as a waiver of any right arising under or in connection with this deed poll unless the waiver is in writing and signed by the Recipient granting the waiver.

4.5	Inconsistency

The terms of the Scheme prevail over the terms of this deed poll to the extent of any inconsistency between them.

46

4.6	Variation

(a)	A provision of this deed poll may be varied on or before the time of the Second Court Orders provided that:

(i)	the variation is consistent with the Scheme;

(ii)	the variation is agreed to in writing by the Companies and a majority of the Holders (by value); and

(iii)	the Court has not indicated on or before the Second Court Date that the variation would of itself preclude approval of the Scheme.

(b)	Where the conditions set out in clause 4.6(a) are satisfied in relation to a variation, the Released Obligor Individual will enter into a further deed poll in favour of each Recipient giving effect to the variation.

4.7	Cumulative Rights

Except as expressly provided in this deed poll, the rights of the Released Obligor Individual and of each Recipient under this deed poll are in addition to and do not exclude or limit any other rights or remedies provided by law.

4.8	Assignment and other dealings

(a)	The rights and remedies of each Recipient under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

(b)	Any purported dealing in contravention of clause 4.8(a) is void.

47

SCHEDULE 1

Scheme

48

EXECUTED as a deed poll.

signed, sealed and delivered by [released obligor individUAL] in the presence of:
Signature of party

Signature of witness

Name

Address of witness

49

Annexure B

KordaMentha Report

Annex B

Boart Longyear Limited

Independent experts’ report in relation to the proposed
schemes of arrangement

1 May 2017

Chifley Tower Level 5, 2 Chifley Square Sydney NSW 2000 GPO Box 2523 Sydney NSW 2001 +61 2 8257 3000 info@kordamentha.com kordamentha.com

Mr James Marshall
Partner

Ashurst Australia
Level 11
5 Martin Place
Sydney NSW 2000

1 May 2017

Dear Mr Marshall

Independent Experts’ Report in relation to the proposed Schemes of Arrangement (‘the Schemes’) for Boart Longyear Limited (‘BLY’)

We refer to your letter of instruction dated 1 May 2017, in which you requested we prepare an Independent Experts’ Report for the Schemes.

This report addresses the matters which we were instructed to address in the letter of instruction.

Our comments and findings assume that the factual information provided to us by the Group is materially accurate. We understand you have shown a draft of the report to senior personnel of BLY, and to advisors to BLY, and that they have confirmed to you that, to the best of their knowledge, the factual information in the report does not contain any omissions or errors and the report accurately sets out the recent results, state of affairs and prospects of the Group.

This report has been prepared solely for the recipients and purposes stated in the letter of instruction (included at Appendix A to the report) and should not be used for any other purpose.

Thank you for your instructions on this matter.

Yours sincerely

/s/ Scott Kershaw	/s/ Jenny Nettleton
Scott Kershaw	Jenny Nettleton
Partner	Executive Director

restructuring | forensic | real estate | corporate | investments | 333

KordaMentha Pty Ltd | ACN 100 169 391

Liability limited by a scheme approved under Professional Standards Legislation

Liability limited by a scheme approved under Professional Standards Legislation	Page i

Liability limited by a scheme approved under Professional Standards Legislation	Page ii

1	Introduction

On 2 April 2017, Boart Longyear Limited (‘ListCo’) and Boart Longyear Management Pty Limited (‘FinCo’) entered into a Restructuring Support Agreement (‘RSA’) in relation to a proposed restructure of financing facilities provided to FinCo, which are guaranteed by other companies in the Group. It is proposed that ListCo, FinCo, Boart Longyear Australia Pty Limited and Votraint No. 1609 Pty Limited (together, the ’Scheme Companies’) enter into two creditors’ schemes of arrangement, plus other associated documents, to implement the proposed restructure.

This report considers the current valuation of ListCo and its subsidiaries (which includes the Scheme Companies) and the outcomes for Beneficiaries of the proposed creditors’ schemes of arrangements (‘the Schemes’) if the Schemes are approved or, alternatively, if the Scheme Companies were wound up within six months of the hearing date for orders under section 411(1) and (1A) of the Corporations Act 2001 (‘the Act’).

All amounts in this report are expressed in United States dollars (USD) unless otherwise indicated.

1.1	Scope of work

Included at Appendix A is our Letter of Engagement dated 1 May 2017. We have been instructed to address the following matters in this report:

1.	The solvency of the Group following the implementation of the proposed Schemes.

a.	solvency is to be determined following completion of the Schemes
b.	solvency is to be determined with reference to section 95A of the Act.

2.	The value of the assets of the Group generally relative to the debts owing under the Finance Facilities.

3.	The expected dividend that would be respectively available to the:

a.	Secured Scheme Creditors
b.	Unsecured Scheme Creditors
c.	holders of Subordinate Claims against the Scheme Companies

if the Scheme Companies were to be wound up within six months of the hearing of the application for an order under section 411(1) and (1A) of the Act.

4.	The expected dividend that would be respectively paid to the:

a.	Secured Scheme Creditors
b.	Unsecured Scheme Creditors
c.	holders of Subordinate Claims against the Scheme Companies

if the Schemes were put into effect as proposed.

We are instructed that the requirement to calculate the expected dividend that would be paid to scheme creditors if the schemes were to be put into effect as proposed is drawn from Section 8201(b) in Part 2 of Schedule 8 of the Corporations Regulations 2001 (Cth). We are instructed that if, in response to point 1 above, we conclude that the Scheme Companies will be solvent following the implementation of the Schemes, the Scheme Companies would not be wound up following the implementation of the Schemes and based on the terms of the Schemes, despite the calculation required by the Regulations, no dividend would actually be paid to the Secured Scheme Creditors and Unsecured Scheme Creditors. In these circumstances, we are instructed that point 4 above still requires us to calculate the dividend that would be paid to Secured Scheme Creditors and Unsecured Scheme Creditors if the Scheme were implemented, which dividend must be calculated as if a winding up follows the implementation of the Schemes even though it would not do so in our opinion. We are instructed that if we conclude in response to point 1 above that the Scheme Companies would be solvent following the implementation of the Schemes, in order to reduce the risk that a reader of our report might be confused by the use of the term “expected dividend” in circumstances where the Scheme Companies are not being wound up, we have been requested that where we are addressing the calculation described in point 4 above in our

Liability limited by a scheme approved under Professional Standards Legislation	Page 18

report we refer to implied value of the interests of the Secured Scheme Creditors and the Unsecured Scheme Creditors (Implied Value) instead of “expected dividend”.

5.	The likely outcome for the Group should the Schemes not be implemented:

a.	having regard to the Scheme Companies’ existing financial position, and projections, and
b.	for the purposes of considering this matter only, assuming that there is no standstill in place in respect of the interest payments due to the Secured Scheme Creditors and the Unsecured Scheme Creditors on 1 April 2017.

The outcome of our work is summarised in Table 1.

Liability limited by a scheme approved under Professional Standards Legislation	Page 19

Table 1 - Scope of work, section guide and conclusions

Item	Scope	Section	Conclusion
1	The solvency of the Group following the implementation of the proposed Schemes	4	In our opinion, the Group will be solvent after implementation of the Schemes. However, if the payment of April 2017 interest is required to be made, our opinion would change.
2	The value of the assets of the Group generally relative to the debts owing under the Finance Facilities	3	We have determined the Enterprise value of the Group to be $266.6 million, which is less than the amount owing under its Finance Facilities of $779.6 million.
3	The expected dividend which would be paid to Beneficiaries if the Scheme Companies were to be wound up within six months of the hearing date	5	The expected dividend to Beneficiaries in a winding up of the Scheme companies is as follows[1]:

Return (cents in $)
Secured Scheme Creditors
Secured Notes	22.1
TLB	35.4
TLA	32.6
Unsecured Scheme Creditors
Unsecured Notes	Nil
Subordinate Claims	Nil

4	The Implied Value of the interests of the Beneficiaries if the Schemes were put into effect as proposed, after implementation of the Schemes	5	The Implied Value of the interests of the Beneficiaries if the Schemes were put into effect as proposed, after implementation of the Schemes is as follows[2]:

Implied Value (cents in $)
Secured Scheme Creditors
Secured Notes	61.0
TLB	64.3
TLA	47.2
Unsecured Scheme Creditors
Subordinated Notes	Nil
Subordinate Claims	Nil

5	The likely outcome for the Group should the Schemes not be implemented	6	In our opinion, if the Schemes are not implemented, the Australian Group companies would likely be placed into external administration and other Group companies may seek protection from their creditors in their respective jurisdictions.

Our relevant experience is outlined in our curricula vitae which are attached at Appendix B.

A glossary of abbreviations used throughout this report is included at Appendix D.

[1]	The above returns are calculated based on the secured claims as at 28 February 2017.
[2]	The above Implied Values are calculated based on secured claims as at 28 February 2017, adjusted on a pro-forma basis to calculate interest at the amended rates pursuant to the terms of the Restructuring Support Agreement. We are instructed that accrued PIK interest on the TLA and TLB loans does not form part of the secured claims amount.

Liability limited by a scheme approved under Professional Standards Legislation	Page 20

1.2	Limitations and restrictions

There are no specific limitations and restrictions within the scope of work we have been instructed to perform. In preparation of this independent expert report, we were provided with information from the Group as set out in Appendix C and footnotes to this report, and obtained additional information from public sources. The documents we have utilised to support our opinions in this report are identified throughout the report by way of footnote or by reference to the information included in Appendix C. In the preparation of this report, we have relied upon the accuracy and completion of information provided by the Group and its advisors.

Neither KordaMentha nor we warrant the accuracy of the information supplied to us and we are not responsible in any way whatsoever to any person in respect of errors in this report arising from incorrect information supplied to us.

The statements and opinions given in this report are wholly based on our own specialised knowledge, given in good faith and in the belief that such statements are not false or misleading. Except where otherwise stated, we reserve the right to alter any conclusions reached on the basis of any changed or additional information which may be provided to us between the date of this report and the date of the meetings called pursuant to section 411(1) of the Act. We have no responsibility to update this report for events or circumstances occurring after the date of this report, apart from any subsequent arrangement.

We note that our statements and opinions are based on a number of assumptions detailed throughout the report, along with the rationale for these assumptions. Unless otherwise noted, we have not been instructed to make these specific assumptions. In considering the outcomes to the Beneficiaries of the Schemes, we have necessarily relied on forecast financial statements provided by the Group.

The forecast information and the assumptions upon which the forecasts are based are solely the responsibility of management and, insofar as the assumptions relate to the future or may be affected by unforeseen events, we can express no opinion on how closely the forecasts will correspond to actual results. While we have reviewed the high level assumptions underlying the forecast information, we do not express an audit opinion or any other form of assurance on these forecasts or assumptions and our comments are based on our evaluation.

We have complied with the requirements of APES 215 - Forensic Accounting Services and APES 225 -Valuation Services, the professional code of practice of CPA Australia and the Chartered Accountants Australia and New Zealand. The valuation included in this report is a limited scope valuation engagement for the purposes of complying with APES 225 - Valuation Services. The reasons for the limitations are set out in Appendix E.

1.3	Pre-existing relationships

We have read ASIC Regulatory Guide 112 on independence and are of the opinion that there is no:

•	actual, or perceived, conflict of interest
•	actual, or perceived, threat to independence
•	other reason for which the engagement could not be accepted.

In accordance with RG112.23 and RG112.28 to RG112.36, the below provides a summary of our prior engagement with the Group and its legal advisors:

2013 engagement

333 Group Pty Limited (’333’), an associated entity of KordaMentha, was engaged by the Group pursuant to a letter of engagement dated 11 November 2013 and undertook the following tasks:

•	Reviewed the Group’s financial forecasts.
•	Assessed the impact of a proposed refinance on the Group and its compliance with existing covenants.
•	Assisted the Group to consider recapitalisation options.

Liability limited by a scheme approved under Professional Standards Legislation	Page 21

2014 engagement

333 was further engaged by the Group pursuant to a letter of engagement dated 10 March 2014 and undertook scenario and deleveraging analysis.

All work under the engagements was completed by September 2014, prior to the TLA and TLB financing structure being implemented. In our opinion, these engagements do not impair our independence, on the basis that:

•	333 did not provide any advice in relation to the financial structure as it now exists.
•	The engagements were completed in excess of two years prior to receiving instruction to prepare this report.
•	KordaMentha has not undertaken any engagements for any of the Secured Scheme Creditors or the Unsecured Scheme Creditors in relation to the Group.

KordaMentha has been instructed by Ashurst, legal advisors to the Group, to prepare this report. We have not undertaken any other engagements under instruction from Ashurst in relation to the Group. KordaMentha has instructed Ashurst on other matters in which KordaMentha partners and/or staff are involved, in their capacities as receivers, administrators, deed administrators or liquidators of certain companies. In our opinion, these other engagements involving Ashurst do not impair our independence.

In our opinion, there are no other previous relationships, nor other considerations that impair our independence.

1.4	Reliance

This report has been prepared, and may be relied on, solely for the purpose contemplated in the letter of engagement included at Appendix A. This report, or any part of it, may only be published or distributed:

•	as an annexure to the explanatory statements to be provided to the Beneficiaries and any relevant authority (including ASIC and the ASX) in relation to the Schemes
•	as an annexure to a notice of meeting to the shareholders of the Scheme Companies
•	as an annexure to any prospectus issued in connection with the Scheme Companies
•	in accordance with any law or by order of a court of competent jurisdiction.

The express written consent of us and KordaMentha must be obtained prior to relying upon, publishing or distributing this report, or part of it, for any purpose other than that detailed above. Neither KordaMentha nor we accept responsibility to anyone if this report is used for some other purpose.

1.5	Assistance by colleagues

In order to arrive at our opinions in this matter, we have selected colleagues to assist us. Our colleagues carried out the work that we decided they should perform. We have reviewed their work and original documents to the extent we considered necessary to form our opinions. The opinions expressed in this report are ours.

Liability limited by a scheme approved under Professional Standards Legislation	Page 22

1.6	Statement regarding expert witness code

We have read, understood and complied with the Expert Witness Code of Conduct from the Uniform Civil Procedure Rules 2005 (NSW).

As expert witnesses, we have also complied with our general duties to the Court, which include:

•	We have a paramount duty to the Court which overrides any duty to any party to the proceedings including our clients.
•	We have an overriding duty to assist the Court on matters relevant to our area of expertise in an objective and unbiased manner.
•	We have a duty not to be an advocate to any party to the proceedings including our clients.
•	We have a duty to make it clear to the Court when a particular question or issue falls outside our area of expertise.

Liability limited by a scheme approved under Professional Standards Legislation	Page 23

2	Proposed restructure

2.1	The Group

The Group is headquartered in Salt Lake City, in the state of Utah, USA with the ultimate parent company, ListCo, being an Australian company listed on the Australian Securities Exchange (‘ASX’).

The Group operates two global businesses, Products and Drilling Services:

•	The Products division manufactures drill rigs and drill rig components for sale to third parties and its own Drilling Services division
•	The Drilling Services division provides aboveground and underground drilling services predominately to mining and resource companies in key markets across North America, Latin America, Australasia and South East Asia as well as Africa and the Middle East

The Group’s customers are predominately large mining houses and drilling services companies. The Group’s Drilling Services division primarily services the mineral sector, and has a fleet biased towards exploration rather than extraction. The Group has minimal exposure to the oil and gas sectors.

2.2	Current capital structure

As at 28 February 2017, the Group had total finance debt of $779.6 million (‘Total Debt’), pursuant to the following facilities (‘the Finance Facilities’).

Table 2 - Group debt structure as at 28 February 2017

Facility	Maturity	Interest rate (p.a.)	Total due $million[3]
10% Senior Secured Notes (‘Secured Notes’)	1 October 2018	10.0%	203.0
Term Loan A4 (‘TLA’) and accreted Interest	3 January 2021	12.0%	112.3
Term Loan B5 (‘TLB’) and accreted Interest	3 January 2021	12.0%	135.7
Secured revolving working capital facility (‘ABL’)[6]	29 May 2020[7]	Variable	16.5
Delay Draw Loan Facility (‘DDL’)	31 December 2020	12.0%/10.0%[8]	20.0
7% Unsecured Secured Notes (‘Unsecured Notes’)	1 April 2021	7.0%	292.1
Total[9]			779.6

FinCo is the Group’s sole borrower under the Finance Facilities, except for the DDL for which BLY IP Inc is borrower. Several companies in the Group have provided guarantees and security to support the Finance Facilities.

The limit of the ABL is $40.0 million, of which $5.0 million is subject to an availability block (the Group is not currently meeting certain criteria to enable this amount to be utilised). The drawn balance as at 28 February 2017 was $16.5 million, excluding letters of credit issued against facility limit of $11.9 million. In March 2017, a further $1.7 million was drawn on the ABL.

[3]	Total due includes interest accrued for the two months ended 28 February 2017. Prepaid Australian withholding tax has been excluded from the debt due under the TLA and TLB.
[4]	Debt Balance excludes Australian withholding tax
[5]	Ibid
[6]	Drawn balance as at 28 February 2017 excluding letters of credit of $11.9 million (i.e. total of $28.4 million).
[7]	Maturity is the earlier of 29 May 2020, or 90 days prior to the expiration of the Secured Notes, TLA or TLB
[8]	12.0% p.a. applicable if interest elected to be paid in kind, or 10.0% p.a. if paid in cash
[9]	Exclusive of debt issuance costs and finance lease liabilities

Liability limited by a scheme approved under Professional Standards Legislation	Page 24

The Group also entered into an agreement on 2 April 2017 for an additional interim funding facility (‘Interim Facility’) from Centerbridge, Ares and Ascribe in the amount of $15.0 million. The initial funding under the Interim Facility was $7.5 million and the Interim Facility is forecast to be fully drawn prior to the implementation of the Schemes.

A summary of the Group corporate and financing structure is set out below.

Figure 1 - Simplified corporate and financing structure10

[10]	Source: Group records

Liability limited by a scheme approved under Professional Standards Legislation	Page 25

2.3	Overview of proposed restructure

On 2 April 2017, the Group signed a Restructuring Support Agreement with a number of its lenders.

It is proposed the Scheme Companies enter two creditors’ schemes of arrangement as follows:

1.	Secured Scheme - for the lenders under the TLA and TLB and holders of the Secured Notes (together the ’Secured Scheme Creditors’)
2.	Unsecured Scheme - for the holders of the Unsecured Notes (the ‘Unsecured Scheme Creditors’) (together, ‘the Schemes’).

A suite of associated transactions is also proposed, which together with the Schemes, are referred to as the ‘Recapitalisation Transactions’.

The purpose of the Recapitalisation Transactions is to reduce the level of indebtedness and amend the terms of the Finance Facilities, having regard to the Group’s forecast and sector outlook.

The details of the proposed Schemes and the implementation steps are set out in the Scheme Documents, including:

•	The Explanatory Statements
•	The schemes of arrangement

(together, ‘the Scheme Documents’)

This report should be read in conjunction with the Scheme Documents.

If implemented, the Recapitalisation Transactions will alter the current capital structure through:

•	Converting to equity a proportion of the Unsecured Notes
•	Amending both the maturity and interest terms on Senior Notes, TLA and TLB. The maturity dates of the current debt obligations (excluding the ABL, DDL and Interim Facility) will be extended to 31 December 2022
•	The issue of new shares to the TLA and TLB lenders
•	The issue of new shares and warrants to holders of the Unsecured Notes.

As a result of the issues of new shares, existing shareholder holdings (excluding Centerbridge) will be diluted to 2.0%, before the option to participate in a share purchase plan for up to AUD $9.0 million and further dilution from warrants being exercised.

2.4	Amendment to debt capital structure

The amendments to each of the Finance Facilities is detailed below.

2.4.1	Amendment to Term Loan A and Term Loan B

The Secured Scheme proposes, in relation to TLA and TLB, that the maturity date of TLA and TLB will be extended to 31 December 2022.

Pursuant to Other Recapitalisation Transactions:

•	The interest rate will be reduced from 12.0% to 10.0% through to 31 December 2018 and thereafter, 8.0%. Interest on both TLA and TLB will continue to be paid in kind (‘PIK’) through the issuance of additional notes at each coupon payment date.

Liability limited by a scheme approved under Professional Standards Legislation	Page 26

•	As consideration for the amendments and resulting interest saving, Centerbridge (as holder of the TLA and TLB) will receive 52.3% of the Company’s ordinary equity post-implementation. This is in addition to ListCo’s ordinary shares currently held by Centerbridge entities or shares issued on conversion of preference shares held by Centerbridge which together will total 3.7% of the ordinary shares on a diluted basis.

2.4.2	Amendment to Secured Notes

The Secured Scheme will extend the maturity date of the Secured Notes from 1 October 2018 to 31 December 2022. The Group will have the option to pay the first four coupon payments post-restructure in cash at the rate of 10.0% p.a. or in-kind at the rate of 12.0% p.a. Thereafter, the Group must pay interest in cash at the rate of 10.0% p.a. The Group’s ability to transfer assets outside the Secured Note guarantor group will also be limited for the benefit of Secured Noteholders.

The coupon payment date will also be amended from April and October to June and December. BLY IP Inc. (the IP Obligor) will also provide a junior unsecured guarantee to holders of the Secured Notes.

2.4.3	Amendment to Unsecured Notes

The Unsecured Scheme proposes that the Unsecured Notes be amended such that the Unsecured Notes balance in excess of $88.2 million11 will be converted into ordinary shares. The terms of the remaining $88.2 million in Unsecured Notes (‘the Subordinated Notes’)12 will be amended as follows:

•	expiry of 31 December 2022
•	interest rate of 1.5% p.a. (with interest payable in kind).

New ordinary shares will be issued such that the Subordinated Note holders hold 42.0% of the shares on issue in ListCo immediately after implementation of the Schemes but before warrant dilution.

In addition:

•	Equity warrants equivalent to 5.0% of the ordinary shares in ListCo will be issued to the holders of the Subordinated Notes, with a seven-year exercise period and a strike price equal to the share value implied by an Enterprise Value of $750.0 million.[13]
•	Equity warrants equivalent to 2.5% of the ordinary shares in ListCo will be issued to the holders of the Subordinated Notes, with a seven-year exercise period and a strike price equal to the share value implied by an Enterprise Value of $850.0 million.[14]

The conversion to equity of some of the Unsecured Notes will reduce the Group’s cash interest payments by approximately $19.9 million p.a. through to April 2021.

2.4.4	Repayment of DDL and Interim Facility and upsizing of ABL

In January 2017, Centerbridge provided the Group (through BLY IP Inc.) with a new facility of $20.0 million (the ‘DDL’). Drilling equipment with a net book value of $50.0 million was transferred to new entities within the Group structure to allow the DDL Obligors to provide security for the DDL.

Centerbridge, Ares and Ascribe have also undertaken to make available the Interim Facility of $15.0 million, which is expected to be fully drawn by the time the Schemes are implemented.

[11]	The amount of Unsecured Notes to remain is $88.2 million, comprised of $88.0 million plus accreted interest from 1 January 2017 to 28 February 2017 at 1.5% p.a.
[12]	Payments on the Subordinated Notes will be subordinated to payments, to the extent unsecured, on the TLA and TLB
[13]	Enterprise Value to be calculated with reference to the net debt balance that exists immediately after implementation of the Schemes.
[14]	Ibid

Liability limited by a scheme approved under Professional Standards Legislation	Page 27

Both the DDL and the Interim Facility are proposed to be repaid immediately after implementation of the Schemes from the Upsized ABL, which will increase from $40.0 million to $75.0 million. The Upsized ABL will be underwritten by Centerbridge and other major shareholders, and will have the same security as the existing ABL. The transfer of assets and provision of security in relation to the DDL noted above will be unwound following the repayment of the DDL as agreed by the Group in the RSA.

We have been advised that the $5.0 million availability block under the ABL will not be a term of the Upsized ABL such that the full $75.0 million will be available to the Group.

The debt of the Group is detailed in Table 3.

Table 3 - Group debt pre and post-restructure (balances as at 28 February 2017)

	Pre-restructure			Post-restructure
Debt facility	Maturity date	Balance ($’million)	Adjustment	Balance ($’million)	Maturity
Secured Notes and Accreted Interest	1 October 2018	203.0	0.6	203.6	31 December 2022
TLA and Accreted Interest	3 January 2021	112.3	(0.4)	111.9	31 December 2022
TLB and Accreted Interest	3 January 2021	135.7	(0.4)	135.3	31 December 2022
ABL/Upsized ABL[15]	29 May 2020	16.5	20.0	36.5	29 May 2020
DDL Facility	31 December 2020	20.0	(20.0)	-	N/A
Unsecured Notes	1 April 2012	292.1	(292.1)	-	N/A
Subordinated Notes and Accreted Interest	N/A	-	88.2	88.2	31 December 2022
Total		779.6	(204.1)	575.5

Adjustments

The adjustments noted above take into account both the resizing of the debts, as well as proposed amendments to the interest rates which will apply retrospectively to the debt balances as at 31 December 2016. The interest rate applicable to TLA and TLB will be reduced from 12.0% to 10.0% effective 1 January 2017 and the interest on the Secured Notes increases to 12.0% from 10.0%. The pro-forma balance of the new Subordinated Notes includes accrued interest on the $88.0 million face value calculated at the facility interest rate of 1.5% effective from 1 January 2017.

The Interim Facility of $15.0 million has not been included in the above table as it had not been drawn down at 28 February 2017 (but has subsequently been partially drawn). The Interim Facility balance as at Scheme implementation will increase the Upsized ABL by a corresponding amount.

[15]	The Upsized ABL includes the refinance of the DDL and Interim Facility balances of $20.0 million and $15.0 million respectively, which are assumed to be fully drawn at Scheme implementation. The increased limit of $75.0 million under the Upsized ABL will be utilised to repay these facilities and the existing ABL. The DDL was fully drawn but the Interim Facility had a nil balance as at 28 February 2017

Liability limited by a scheme approved under Professional Standards Legislation	Page 28

Shareholding changes

The composition of the shareholder register pre and post the Recapitalisation Transactions being implemented is show in Table 4 below.

Table 4 - Pro-forma shareholder register pre and post-restructure (pre-dilution)16

Shareholder class	Shares outstanding pre-restructure ’000	% interest voting rights	Adjustment ’000	Shares outstanding post-restructure ’000	% interest voting rights
Convertible preference shares[17]	434,002	-	(434,002)	-	-
Ordinary shares - Centerbridge	464,502	48.9%	434,002	898,504	3.7%
Ordinary shares - other shareholders	485,270	51.1%	-	485,270	2.0%
Subordinated Noteholders[18]	-	-	10,190,660	10,190,660	42.0%
TLA and TLB	-	-	12,689,044	12,689,044	52.3%
Total preference and ordinary shares outstanding	1,383,774		22,879,704	24,263,478	100.0%

In addition to issuing new ordinary shares to the holders of the Subordinated Notes and the TLA and TLB lenders, ListCo will also issue equity warrants to the holders of the Subordinated Notes as detailed at paragraph 2.4.3.

The issuance of new shares will require the approval of current shareholders. If shareholders do not approve the issuance of new shares, the Recapitalisation Transactions will not be implemented.

[16]	Pro-forma shareholdings calculated immediately after the Recapitalisation Transactions have been implemented and before any dilution from instruments not considered in Table 4.
[17]	These shares are converted into ordinary shares as part of the implementation of the proposed restructuring (albeit not as part of the Schemes), such that the equity outcome set out in Table 4 is achieved.
[18]	Does not include any shares already held by holders of the 7% Unsecured Notes.

Liability limited by a scheme approved under Professional Standards Legislation	Page 29

3	Valuation of the Group

3.1	Summary

We have been asked to assess the value of the assets of the Group generally relative to the debts owing under the Finance Facilities.

We have undertaken a limited scope valuation engagement (‘Valuation’) of the Group, as that term is defined in APES 225 - Valuation Services. Our valuation is limited in scope because of the limitations outlined in Appendix E of this report. Any references to our Valuation of the enterprise of the Group is a reference to our assessed indicative valuation of the enterprise of the Group.

We have assessed the Enterprise Value of the Group (including surplus assets) to be in the range of $246.5 million to $286.6 million, as set out in Table 5 below.

Further details of the valuation methodology and approach that we have adopted are set out in the section below and in Appendices E to I.

Table 5 - Summary of estimated Enterprise Value of the Group

		Low	High
Valuation methodology	Section reference	($’million)	($’million)
Primary methodology
Earnings capitalisation valuation	3.3	246.5	286.6
Valuation cross-check
DCF valuation	3.4	210.6	274.1
Net tangible business assets	3.4	250.1	250.1

As detailed in Table 3, as at 28 February 2017, Total Debt was $779.6 million, which exceeds the assessment of Enterprise Value by circa $500 million.

3.2	Methodology

In forming our view of the Enterprise Value of the Group, we have assessed relevant available information, including the Group’s Budget Model, audited historic financial results, budget for the year ending 31 December 2017 and other available relevant information (including publicly available information).

We have considered the valuation methodologies outlined in ASIC RG 111 and it is our view that, given the nature of the assets, the capitalisation of future maintainable earnings approach is the most appropriate valuation methodology and we have adopted it as our primary valuation approach. We have cross checked the valuation outcomes under our primary approach:

•	using a DCF valuation approach
•	with reference to the net tangible business assets of the Group as at 28 February 2017.

A more detailed discussion of the valuation methodologies adopted is set out in Appendix E.

We have also considered a market-based valuation approach, however we deemed this not to be an appropriate reflection of value, for the reasons outlined in Appendix E.

Liability limited by a scheme approved under Professional Standards Legislation	Page 30

Tax losses carried forward and Canadian tax dispute

Various entities within the Group had available carried forward income tax losses as at 31 December 2016. Forecasts show that the Group overall will continue to incur losses for several more years. We have attributed no value to these carried forward tax losses because:

•	The recoverability of the tax losses to a potential purchaser of the Group is subject to certain tests under Australian taxation law (continuity of ownership test, same business test and debt forgiveness) and there is no certainty that those tests will be passed.
•	Based on the current circumstances facing the Group and its future prospects, it is uncertain whether the Group will generate sufficient future assessable income to utilise the losses.
•	We have not been provided with the necessary information to allow us to review the availability of the tax losses for offset against any future taxable income.

Our assessment of the tax losses is consistent with the accounting treatment of the tax losses adopted by the Group in its financial statements.19

The Group is currently in a dispute with the Canadian tax authorities in relation to the 2007 to 2012 tax years and anticipates that similar disputes will arise in relation to the 2013 to 2014 tax years. The Group believes it is too early to forecast an outcome of the disputes and to the extent it is relevant, we have not adjusted our valuation for these items.20

3.3	Earnings multiple valuation

Our earnings based valuation is based on the audited financial results for the year ended 31 December 2016 (‘FY16 Accounts’) and management’s budget included in the Budget Model for the year ending 31 December 2017 (‘FY17 Budget’).

The FY16 accounts were audited by Deloitte and the FY17 Budget was prepared by Management and approved by the Board on 15 December 2016.

We have considered the historic and one year forward EV/EBITDA multiples of comparable listed companies and the earnings multiples implied by recent acquisitions of businesses similar to the Group in assessing the Enterprise Value of the Group. We have assessed an appropriate EBITDA multiple range for the Group to be 6.0x to 7.0x one year forward forecast EBITDA (as shown at Appendix G).

A description of each comparable listed company and the details of the earnings multiples implied by the current market capitalisation of each comparable listed company is set out in Appendices F and G.

3.3.1	FY17 budget review

A memorandum prepared for the Group’s Executive Committee sets out the following key comments in relation to the FY17 budgeting process:21

•	While key mining performance indicators are showing signs of improvement, volatility remains in the Group’s underlying markets.
•	Metal prices will remain depressed and cost pressures in the mining industry are expected to continue in 2017.
•	Global exploration spend is estimated to be $9.0 billion in 2017 which is an increase on previous years (see Figure 2).
•	Cash generation continues to be a priority to de-lever the business.

[19]	The Group did not recognise a tax asset arising from the current year losses in its audited financial statements for the year ended 31 December 2016
[20]	Boart Longyear Canadian tax update
[21]	2017 Budgeting Process Context Memo.V2

Liability limited by a scheme approved under Professional Standards Legislation	Page 31

•	Cash flow from operations will improve through process enhancements, continued reduction in inventory levels and other operational efficiencies and improvements.
•	The Group developed three main business improvement initiatives in late 2015 which were implemented in 2016. The ongoing process efficiencies and cash cost savings arising from these initiatives will be realised in 2017.

Figure 2 shows the quarterly private resources and energy exploration expenditure index for Australia, which indicates a year-on-year recovery in in Australia; one of the Group’s key markets. This, in part, supports the forecast revenue increase for FY17.

Figure 2 - Private mineral exploration expenditure (Australia)22

Quarter-on-quarter moving average growth rate (rebase to 100 at December 2010)

We have also reviewed a presentation detailing the FY17 budget process and underlying key assumptions. That presentation noted that the FY17 budget included the following key assumptions:23

•	The cost savings initiatives which commenced in 2016 are expected to result in cash flow benefits of $57 million[24] being realised throughout 2017.
•	Capital expenditure for the Group will not exceed $27.0 million in 2017[25].

[22]	Quarterly private resources and energy exploration expenditure, Australia statistics published by the Office of the Chief Economist, Department of Industry, Innovation and Science dated February 2017
[23]	Prelim. 2017 Op Plan.V11_ext
[24]	Risk Hedge of $5 million is included in liquidity forecast, so adjusted cash benefit is $52 million
[25]	The Group has forecast $35.2 million in capital expenditure including $6.0 million related to the consolidation of sites in Salt Lake City, and $1.9 million in relation to a proposed investment in a supplier.

Liability limited by a scheme approved under Professional Standards Legislation	Page 32

Table 6 summarises the FY16 actual and FY17 budget, and the variances are discussed below.

Table 6 Comparison of the FY16 actual and FY17 budget26

($’000)	FY16 actual	FY17 budget	Variance

Revenue	642,404	681,909	39,505
Cost of sales	(556,569)	(573,349)	(16,780)
Gross profit	85,835	108,560	22,725
Gross margin	13.8%	15.9%	2.1%
SG&A	(137,236)	(119,644)	17,592
Other expenses	(18,360)	(59,331)	(40,971)
Total other expenses	(155,596)	(178,975)	(23,379)
Other income*	8,939	-	(8,939)
EBIT	(60,822)	(70,415)	(9,593)
Depreciation and amortisation	62,470	61,924	(546)
EBITDA	1,648	(8,491)	(10,139)
Restructuring expense	30,400	48,573	18,173
Adjusted EBITDA	32,048	40,082	8,034

* The budget does not separately record other income and it may be recorded under revenue for budget purposes.

Overall, EBITDA is budgeted to be ($8.5) million in FY17 which includes $48.6 million of restructuring expenses. Adjusted EBITDA (before restructuring expenses) is budgeted to improve from $32.0 million in FY16 to $40.1 million in FY17. This represents an increase of $8.0 million in underlying earnings for FY17.

The increase in FY17 adjusted EBITDA compared to FY16 is due to the following key assumptions: 27

•	improvements in volume, productivity and cost control
•	fixed costs will remain flat in each geographic region
•	the gross margin will improve due to higher productivity and continuation of business improvement initiatives.

The budgeted revenue of the Products division in FY17 assumes:28

•	prices will remain constant
•	an expected increase in sales volumes driven by an increase in drilling activity in the mining services industry.

The budgeted revenues of the Drilling Services division in FY17 assumes:29

•	increased drilling rig activity due to expected increasing demand for drilling services
•	minimal foreign exchange impact on revenues in foreign jurisdictions
•	pricing pressures (primarily in the EMEA region) offsetting some of the above benefits.

[26]	Project Phoenix 2017 Budget Model Reconciliation_External_v34 and Annual Financial Report 2016
[27]	Prelim. 2017 Op Plan.V11_Ext
[28]	Prelim. 2017 Op Plan.V11_Ext
[29]	Ibid

Liability limited by a scheme approved under Professional Standards Legislation	Page 33

The budget process for Drilling Services makes assumptions in relation to contract renewals and work to be won. Contracts and the resulting revenue are classified as either:30

•	Under Contract: identified customers and works under contract

•	Probable: identified customers where management has assessed there is more than an 80% chance that works will commence

•	Blue Sky: unidentified customers where management has assessed a 50% to 80% chance that works will commence.

3.3.2	January and February 2017 performance against budget

We have been provided with the actual financial results of the Group for January and February 2017. The table below compares the actual and budgeted financial results for the period.

Table 7 - Comparison of actual and budgeted financial results for the two months ended February 201731

Two months ended February 2017 ($’000)	Actual	Budget	Variance	Variance %
Revenue	101,660	94,322	7,338	7.8%
Cost of sales	(93,461)	(88,524)	(4,937)	(5.6)%
Gross profit	8,199	5,797	2,402	41.4%
SG&A	(16,958)	(19,630)	2,672	13.6%
Other expenses	(7,980)	(18,125)	10,145	56.0%
Total other expenses	(24,938)	(37,755)	12,817	33.9%
Other income*	1,408	-	1,408	0.0%
EBIT/operating loss	(15,331)	(31,958)	16,627	52.0%
Depreciation and amortisation	11,738	13,218	(1,480)	11.2%
EBITDA	(3,593)	(18,740)	15,147	80.8%
Restructuring expense	5,731	14,205	(8,474)	59.7%
Adjusted EBITDA	2,138	(4,535)	6,673	147.1%

*The budget does not separately record other income and it may be recorded under revenue for budget purposes.

A comparison of the actual results to budget for January and February 2017 shows that the Adjusted EBITDA is higher than budgeted by $6.7 million. The improved result is a consequence of:

•	significantly higher actual revenues ($101.6 million) than budget ($94.3 million)

•	an overall reduction in actual SG&A and other expenses relative to budget

•	considerably lower restructuring expenses than budgeted due to timing.

3.3.3	Measure of earnings

The choice between EBITDA, EBITA and EBIT as a measure of earnings to be capitalised is usually not critical in the valuation process and should provide similar valuation results. All are commonly used in the valuation of businesses with similar business activities and operating risks to the Group (‘Peer Group’). Although it is difficult to include companies with businesses directly comparable to the business of ListCo, the Peer Group we have selected includes a number of listed companies which provide a range of different services to the mining sector in Australia and overseas.

[30]	Ibid
[31]	2017 Financial Statements - Feb v1 BL and Annual financial report 2016 and Project Phoenix 2017 Budget Model Reconciliation_External_v34

Liability limited by a scheme approved under Professional Standards Legislation	Page 34

In our opinion, EBITDA is preferred where depreciation or non-cash charges distort earnings or make comparisons with other companies difficult. Therefore, in determining the Enterprise Value of the Group, we have placed reliance on the EBITDA multiples implied by the current market capitalisation of the Peer Group and recent acquisitions of businesses similar in nature to the Group.

3.3.4	Earnings

We have assessed the current Enterprise Value of the Group on the basis of the FY17 EBITDA forecast in the Budget Model. The Budget Model forecasts a loss of $8.5 million at EBITDA level. The forecast loss of $8.5 million includes $48.6 million of restructuring expenses, which are considered to be once-off expenses that should be excluded from an assessment of the maintainable earnings of the Group.

Despite recent substantial losses, the Group has generated substantial earnings in prior years when the exploration and resource development activity was substantially higher. Before its decline in FY13, the Group generated EBITDA of $350 million in FY12. While we have considered whether the maintainable EBITDA should be based on an average EBITDA throughout the business cycle, given the historical volatility and recent trends, we have determined that the recent earnings are the most appropriate basis on which to value the Group.

We consider the Group’s forecast FY17 adjusted EBITDA of $40.1 million as being representative of the future maintainable earnings of the enterprise for valuation purposes as it excludes items that are one-off in nature. We note that the budgeted FY17 EBITDA of $40.1 million is only $8.0 million higher than the adjusted actual FY16 EBITDA of $32.1 million.

3.3.5	Earnings multiple range

In assessing an appropriate earnings (EBITDA) multiple to apply in valuing the enterprise of the Group, we have analysed the earnings multiples implied by:

•	The current market capitalisation of the Peer Group (including a 25% increase for an assumed control premium which is discussed further in Appendix E). We have analysed both the implied historic and forecast multiples (FY+1) of the Peer Group at Appendix G. Our analysis of the Peer Group at that Appendix implies forecast FY+1 EBITDA multiples in the range of approximately 5.0x to 12.4x with a median of 8.8x. We have used a Peer Group analysis of both Australian and international companies, including companies that operate in the US and Canada.

•	Acquisitions of businesses similar in nature to the Group based on transactions occurring over the past 36 months. Many of those transactions did not involve businesses which were comparable either in size, industry or operations to the Group and therefore we have excluded them from our analysis.

Table 8 is a summary of the transactions that we analysed:

Table 8 - Transaction multiples32

Date	Description of transaction	Implied EBITDA Multiple
February 2014	Skilled Group agreed to acquire T & C Services Pty Ltd from Thomas & Coffey Limited.	4.7 x EBITDA (LTM)
December 2015	Kingfish Limited (NZSE:KFL) managed by Fisher Funds Management Limited completed the sale of its stake in Opus International Consultants Ltd. (NZSE:OIC) in the second quarter of 2015.	6.9 x EBITDA (FY+1)
January 2016	Dar Al-Handasah Consultants (Shair & Partners) (U.K.) Limited acquired WorleyParsons Limited (ASX:WOR)	5.1 x EBITDA (FY+1)
March 2016	CIMIC Group offer to acquire Macmahon Holdings Limited	5.9 x EBITDA (FY+1)
May 2016	Hitachi Construction Machinery Co., Ltd. (TSE:6305) acquired Bradken Limited (ASX:BKN)	6.3 x EBITDA (FY+1)
February 2017	Resource Capital Fund IV acquired Ausenco Limited	5.9 x EBITDA (FY+1)
February 2017	CIMIC Group acquired Sedgman Limited	10.4 x EBITDA (FY+1)

[32]	S&P Capital IQ

Liability limited by a scheme approved under Professional Standards Legislation	Page 35

The table above shows that the prices exchanged in almost all of the transactions analysed implied EBITDA multiples in the range of 5.1x to 10.4x (FY+1).

Summary - EBITDA multiple range

Based on our analysis of the Peer Group multiples and the earnings multiples implied in recent transactions of similar businesses, and taking into account the characteristics of the Group, we have assessed an appropriate EBITDA multiple range to be 6.0x to 7.0x EBITDA for the one year forward forecast period.

We have considered the companies in the Peer Group and the level of capital required in each business. The Group has a more capital intensive business than the majority of its peers and our determination of an EBITDA multiple range takes this into account.

We have selected EBITDA multiples that are towards the mid to low end of the Peer Group range, as several of the Peer Group companies have operations which are either larger and more diversified than the Group or less capital intensive. Our low multiple of 6.0x is slightly above the first quartile EV/EBITDA multiples of the Peer Group for the FY+1 period and our high multiple of 7.0x is in the middle of the first quartile and average EV/EBITDA multiples of the Peer Group for the FY+1 period.

3.3.6	Surplus assets

The FY16 financial statements of the Group identified ’Assets classified as held for sale’ with a value of $5.9 million33 as at 31 December 2016. These assets consist primarily of excess rigs and ancillary equipment which are not expected to generate any part of the budgeted FY17 earnings of the Group.

The Group has identified an opportunity to benefit from the disposal of these assets by eliminating the ongoing costs associated with maintaining these assets. We have therefore included the book value of these ’surplus’ assets in our assessed Enterprise Value.

We have not adopted any additional value for cash. The Group has advised it requires a minimum cash holding of approximately $25.0 million, and this holding is assumed in the Enterprise Value. Once Scheme costs are paid, there is unlikely to be any surplus cash in the Group.

3.3.7	Enterprise valuation summary

The Enterprise Value range of the Group including surplus assets using the comparable company multiples approach is set out below:

Table 9 - Enterprise valuation range

Multiple	EBITDA ($’million)	EV (excluding surplus assets) ($’million)		Surplus assets ($’million)	EV (including surplus assets) ($’million)
6.0 x Multiple (Low)	40.1	240.6	[34]	5.9	246.5
7.0 x Multiple (High)	40.1	280.7	[35]	5.9	286.6
Mid-point	40.1	260.7			266.6

Based on the outcomes shown in the table above, we have assessed the current Enterprise Value of the Group to be in the range of $246.5 million to $286.6 million, with a preferred value of $266.6 million based on the mid-point of the valuation range.

[33]	Annual financial report 2016
[34]	Calculated as EBITDA of $40.1 million multiplied by a Multiple of 6.0
[35]	Calculated as EBITDA of $40.1 million multiplied by a Multiple of 7.0

Liability limited by a scheme approved under Professional Standards Legislation	Page 36

Our assessed valuation range implies a historic earnings multiple in the range of 8.4 to 9.7 actual FY16 adjusted EBITDA of the Group36. We note that the implied historical earnings multiple range is broadly consistent with the historic earnings multiples implied by the current market capitalisation of the Peer Group (adjusted for control37).

3.4	Cross-check based on discounted cash flow

3.4.1	Overview

As a cross-check to our primary valuation approach, we have undertaken a DCF valuation to determine the Enterprise Value of the Group.

We were provided with a Budget Model prepared in October 2016 and updated in March 2017 which included financial information for the following periods:

•	monthly historic financial results for July 2015 to December 2016

•	monthly FY17 forecast financial results which were in line with the FY17 budget

•	monthly FY18 to FY21 forecast financial results based on various growth and margin assumptions.

The Budget Model makes assumptions in relation to contract renewals, new work to be won and future margins. As with all contracting businesses, forecasting for long periods of time with any certainty is challenging.

3.4.2	Budget Model review

We have reviewed the long-term forecasts in the Budget Model. The model assumes a significant increase in earnings over the five-year forecast period.

The annual revenue growth rates assumed in the Budget Model are set out in Table 10 below.

Table 10 - FY16A to FY21F Revenue growth38

	FY16	FY17	FY18	FY19	FY20	FY21
Revenue ($’million)	642.4	681.9	750.0	830.0	890.0	940.0
Revenue growth percentage		6.1%	10.0%	10.7%	7.2%	5.6%

Profitability

Gross profit contributions are forecast to increase both in line with forecast revenue and due to margin growth. Gross margins are forecast to increase from 15.9% in FY17 to 26.6% in FY21.

Table 11 - FY16A to FY21F gross margin39

	FY16	FY17	FY18	FY19	FY20	FY21
Gross margin ($’million)	88.8	108.6	136.8	178.2	213.8	250.2
Gross margin percentage		15.9%	18.2%	21.5%	24.0%	26.6%

[36]	Annual Financial Report 2016 adjusted EBITDA of $32.0 million
[37]	See further explanation in Appendix E
[38]	Project Phoenix 2017 Budget Model Reconciliation_External_v34 and Annual Financial Report 2016
[39]	Project Phoenix 2017 Budget Model Reconciliation_External_v34 and Annual Financial Report 2016

Liability limited by a scheme approved under Professional Standards Legislation	Page 37

Adjusted EBITDA

Adjusted EBITDA is forecast to increase from $32.0 million in FY16 to $201.4 million in FY2140. Much of the forecast improvement is assumed to result from an increase in revenues and gross margins. Whilst the forecast increase in EBITDA appears reasonable in the short term (FY17F), we have been unable to verify the assumptions that underpin the forecast increase in revenues and margins after FY17.

3.4.3 Cash flows for DCF analysis

As stated above, we have not been able to verify the assumptions that underpin the revenue and gross margin growth in the Budget Model beyond FY17.

For the purposes of our DCF analysis, we have adopted the FY17 budget of the Group and modelled the results of the business for the FY18 period onwards based on the assumptions set out below:

Table 12 - Key DCF valuation assumptions

Assumption	Value	Comments
Revenue growth	1.0 - 3.0% per annum	IBISWorld has forecast that industry revenues will increase at 0.6% per annum in nominal terms over the next five years. Price competition will play a part in that subdued growth as competition increases. We have adopted revenue growth rate assumptions of 1% to 3% per annum based on IBISWorld’s representation that the Group tends to outperform industry trends on an upswing cycle.[41]

Gross margin percentage	15.9 % to 17.9%	We have assumed that the FY17 budgeted margins improved at 0.5% per year over the balance of the forecast period.

Effective tax rate	31%	Estimated having regard to existing Australian (30%), Canadian (28%) and USA (38%) tax rates as well as regional average rates for NAM (35%), LAM (28%) APAC (30%) and EMEA (28%).

Working capital balance	32.4% of forecast revenues	FY17 forecasts shows an investment in working capital of 32.4% of revenues for the year as at 31 December 2017. We have forecast working capital on the same basis and calculated annual movements in working capital balances accordingly.

Terminal CAPEX assumption	$40 million	We have adopted the annual capital expenditure costs in the Budget Model over the period to FY21 and a higher capital expenditure cost in the terminal year on the basis consistent with the long-term growth rate in earnings.

The EBITDA forecast based on these assumptions are summarised in the table below42.

Table 13 - EBITDA FY17F-FY21F

Scenario EBITDA $million	FY17F	FY18F	FY19F	FY20F	FY21F
Base case	(8.5)	68.0	68.8	74.9	82.2

[40]	Project Phoenix 2017 Budget Model Reconciliation_External_v34
[41]	IBISWorld Industry Report OD5427 - Oil and Mineral Exploration Drilling in Australia.
[42]	The FY17 forecast is after restructuring costs

Liability limited by a scheme approved under Professional Standards Legislation	Page 38

3.4.4	Key DCF valuation assumptions

A summary of the key valuation assumptions is set out in the table below.

Table 14 - Additional DCF valuation assumptions

Assumption	Value	Comments
WACC (nominal)	10% to 12.0% per annum	As the cash flows in our forecast model are expressed in nominal terms, the discount rate adopted is a nominal WACC. Refer to Appendix H for the assumptions and inputs adopted in calculating the WACC.

Valuation date	Date of this report

Terminal growth rate	3.0% per annum (nominal)	We have adopted a nominal growth rate in perpetuity broadly consistent with long term drilling industry forecasts.

For further detail on the DCF valuation assumptions and outputs, refer to Appendix H.

3.4.5	DCF valuation range (including surplus assets)

A summary of the various DCF valuations is set out below.

Table 15 - DCF Enterprise Value range

	12.0% WACC
$million	(low)	10.0% WACC (high)
DCF Enterprise Value (excluding surplus assets)	204.7	274.1
Surplus assets - see Section 3.3.6	5.9	5.9
DCF Enterprise Value (including surplus assets)	210.6	280.0

3.4.6	DCF valuation summary

Our assessment of the Enterprise Value of the Group using the DCF valuation approach supports our primary valuation approach as the value outcome under the DCF approach in the range of $210.6 million to $280.0 million is broadly consistent with the values assessed under the capitalisation of maintainable earnings approach of $246.5 million to $286.6 million.

Liability limited by a scheme approved under Professional Standards Legislation	Page 39

3.4.7	Net tangible business assets

We have undertaken a reconciliation of our assessed Enterprise Value (including the surplus assets of $5.9 million being held for sale) with the net tangible business assets of the Group as at 28 February 2017.

We have calculated the net tangible business assets of the Group to be $250.1 million at 28 February 2017 as set out in the following table:

Table 16 - Net tangible business assets at 28 February 2017

$’000
Net liabilities at 28 February 2017	(359,853)
Add:
Loans and borrowings (current)	120
Loans and borrowings (non-current)	753,584
Less:
Goodwill	(100,535)
Other intangibles	(43,190)
Net tangible business assets	250,126

Source: 2017 Financial Statements - Feb v1 BL

For the purposes of calculating the net tangible business assets, we have adopted the book values of all business assets and liabilities of the Group (excluding debt and intangible asset balances). We have assumed that there was no material difference between the book values of assets and liabilities and their respective fair market values.

The net tangible business assets of the Group of $250.1 million is within the range of the values assessed under the capitalisation of maintainable earnings approach of $246.5 million to $286.6 million.

Liability limited by a scheme approved under Professional Standards Legislation	Page 40

4	Solvency review

We have been asked to determine the solvency of the Group following the implementation of the Schemes.

4.1	Summary

In our opinion the Group will be solvent after the implementation of the Schemes.

4.1.1	Qualification of opinion

As at the date of this report, the Group has not paid accrued interest of approximately $19.7 million on the Secured Notes and Unsecured Notes, which was due on 1 April 2017. It is proposed under the terms of the Recapitalisation Transactions that this interest be deferred in the case of the Secured Notes and equitized in the case of the Unsecured Notes. The Group has obtained agreement to the non-payment from a majority of the holders of each of the Secured Notes and Unsecured Notes as a term of the RSA. The Scheme Companies obtained an order of the Supreme Court of NSW on 27 April 2017 pursuant to section 411(16) of the Act, restraining all further proceedings in any action or other civil proceeding against any or all of the Scheme Companies (whether or not such action or proceeding has already been commenced), except by leave of the Court and subject to such terms as the Court imposes.

If the payment of interest is required to be made in relation to some or all of the Secured Notes or Unsecured Notes, our opinion on the solvency of the Group is withdrawn.

4.2	Solvency approach

In determining solvency, the financial position of the Group as a whole has been examined to determine its ability to pay its debts as and when they fall due. The examination of the financial position has been undertaken having taken into account the definition of solvency under Section 95A of the Act and the common law principals described in Appendix J – Solvency definition and common law principals.

The conclusions have been reached after application of the following primary and secondary tests.

Cash flow test (primary test of solvency)

This involves the review of a company’s cash flows to determine if the company is able to pay its debts as and when they fall due. This is the primary test of solvency. In line with case law, we have focused our analysis on the 12 months’ post anticipated implementation of the Schemes, being the period 1 July 2017 to 30 June 2018.

Balance sheet review (indicative test)

This involves the review of a company’s statement of financial position to determine if the company’s assets exceed its liabilities.

Analysis of a company’s statement of financial position does not ordinarily by itself determine whether the company would be able to meet its debts as and when they became due. However, such an analysis does indicate by how much (if any) assets of a company exceed its liabilities, as well as the various types of assets and liabilities of the company. The statement of financial position can also be viewed as providing a running balance ’score card’ of an entity’s trading results for both past and current trading periods.

Profitability (indicative test)

This involves reviewing the historic and forecast statement of comprehensive income to determine the Group’s profitability.

Liability limited by a scheme approved under Professional Standards Legislation	Page 41

Other considerations

In forming conclusions regarding solvency, we have considered the following additional matters:

1.	Drawn debt facilities, key terms and covenants.

2.	Access to additional debt facilities and/or equity and/or other liquidity support.

3.	The ability of the Group to refinance the outstanding secured debt facilities upon maturity.

4.	The adequacy of the books and records of the Group.

4.3	Source data

The cash flow, balance sheet and profitability analyses have been based on the Group’s consolidated Budget Model, historical financial accounts and the Group’s pro-forma balance sheet as at 28 February 2017.

The Group’s Budget Model shows the Group’s base case forecast, as well as a downside and upside case. We have relied on the following outputs from the Budget Model in our analysis:

•	actual results up to 31 December 2016

•	forecast profit and loss results for FY17 to FY18

•	the forecast indirect cash flow statement for FY17 and FY18.

For the purposes of our analysis, we have considered the base case and downside case scenarios only as the upside case is, in our opinion, optimistic and is not a reasonable basis on which to assess the Group’s solvency.

4.4	Key assumptions

We have adopted the following assumptions for our analysis:

•	The Schemes are implemented on or before 1 July 2017 as proposed

•	The Other Recapitalisation Transactions all occur

•	Holders of the Secured Notes and the Unsecured Notes have their rights to be paid the cash coupon payments due on 1 April 2017 varied in accordance with the terms of the Recapitalisation Transactions (refer to Section 4.1.1 above).

4.5	Primary evidence of solvency: cash flow test

4.5.1	Overview

In considering the ability of the Group to meet its commitments as they fall due, we have analysed the consolidated cash flow forecast included in the Group’s Budget Model. The Budget Model includes:

•	the Group’s FY17 budget (monthly) which was built using a bottom-up approach

•	a high-level forecast of some balance sheet items including cash, working capital and debt finance

•	management’s forecast capital expenditure estimates.

The Budget Model also includes the Group’s estimate of performance through to 31 December 2021 on a monthly basis. The forecasts for FY18 onwards are based on the FY17 budget and includes a number of growth and profitability improvement assumptions as discussed in Section 3.

Liability limited by a scheme approved under Professional Standards Legislation	Page 42

In our opinion, the FY17 forecast included in the Budget Model has been prepared on a reasonable basis, having regard to historical trends in the business. The Group reported EBITDA of $1.6 million in its FY16 Financial Report ($32.0 million excluding non-recurring items)43 and has forecast a EBITDA loss of $8.5 million for FY17 (including non-recurring expenses of $48.6 million) resulting in a forecast adjusted EBITDA of $40.1 million. On an adjusted basis, the Group is forecasting an improvement in EBITDA of $8.0 million.

While there is significant uncertainty on the outlook for the mining sector globally, the profit and loss forecast for FY17 does not appear unreasonable taking into consideration:

•	Year to date 28 February 2017, the Group is ahead of budget, with Gross Profit 41.4% ahead of budget and adjusted EBITDA of $2.1 million comparing favourably to budget of a loss of $4.5 million.

•	As detailed in Section 3.3.1 there are indications that the year-on-year decline in exploration expenditure is slowing in Australia; one of the Group’s key markets.

•	The Group has identified EBITDA improvement initiatives of c. $21.0 million which have been included in the forecast for FY17. While several of the initiatives are difficult to measure, optimisation of the organisation structure has already netted significant go-forward savings. Together with other measures, the cost and overhead savings achieved since the FY17 budget was approved in December 2016 largely bridge the gap between FY16 results and the FY17 forecast.

4.5.2	Significant cash flow items

In addition to the forecast EBITDA improvements, the Budget Model includes several material assumptions regarding the Group’s cash flows:

•	no cash interest payments are made in FY17 or FY18, as it is assumed that the Group will elect to pay the first four post-restructure coupon payments on the Secured Notes in kind. The first cash interest payment on the Secured Notes is forecast to be made in June 2019.

•	the Group is forecasting significant cash inflows from the realisation of slow moving and obsolete inventory. The net cash receipt in FY17 from movement in inventory is forecast to be $25.0 million. We have been provided with the Group’s internal reports which show that, as at February 2017, the Group is ahead of its FY17 stock reduction target. On the information provided, the cash benefit forecast from the sale of slow and obsolete inventory appears reasonable. However, it is likely that achieving the target will get progressively harder over FY17 as the more in-demand items are sold first.

•	The Group has included $5.0 million from the sale of a property in Peru in January 2018. The timing of this sale is an estimate and subject to change.

•	The Group has also included a $4.0 million receipt in February 2018, being funds held in a collateral account to secure an insurance policy. The collectability and timing of this receipt is unknown.

4.5.3	Findings

The forecast cash flow statement from the Group’s Budget Model for both the Base Case and Downside Case are shown below.

The base case forecast included in the Budget Model shows the Group will have sufficient cash and headroom available under the ABL to meet its obligations as and when they fall due through to 31 December 2018.

The downside case assumes a further decline in revenue and margins, and shows the Group’s liquidity position would be difficult to manage. Considering recent performance, the downside case appears conservative.

[43]	The Adjusted EBITDA is determined by management and is not presented in accordance with accounting standards. Non-recurring items included recapitalisation costs, impairment, restructuring costs and employee and related costs.

Liability limited by a scheme approved under Professional Standards Legislation	Page 43

Table 17 - Base case indirect cash flow forecast

$’000	Q1FY17	Q2FY17	Q3FY17	Q4FY17	FY17 Total	Q1FY18	Q2FY18	Q3FY18	Q4FY18	FY18 Total
EBITDA	(19,038)	6,052	794	3,700	(8,491)	13,560	35,245	28,187	14,676	91,668
Change in net working capital	(35,802)	4,229	9,076	39,785	17,289	(23,688)	(17,743)	1,181	50,654	10,403
Other non-cash items	(12,110)	1,152	3,871	5,271	(1,816)	(3,964)	(2,293)	3,707	3,707	1,158
Interest payments	(211)	(211)	(428)	(371)	(1,220)	(196)	(393)	(331)	(148)	(1,068)
Taxes paid	(1,679)	(1,682)	(11,179)	(11,179)	(25,719)	(3,081)	(4,283)	(5,110)	(13,245)	(25,719)
Cash from operations	(68,841)	9,540	2,135	37,207	(19,958)	(17,368)	10,533	27,633	55,644	76,443
Capital expenditure	(4,295)	(4,918)	(10,155)	(10,155)	(29,523)	(8,174)	(8,174)	(8,174)	(8,174)	(32,695)
Financing cash flows
Draw-down of debt facilities	35,000	-	-	-	35,000	-	-	-	-	-
Repayment of debt facilities	-	(36,274)	-	-	(36,274)	-	-	-	-	-
Cash from financing	35,000	(36,274)	-	-	(1,274)	-	-	-	-	-
Opening cash	60,114				60,114					0
Opening ABL headroom	5,508				5,508					0
Opening available liquidity	65,622	27,486	35,834	27,814	65,622	54,866	29,325	31,684	51,144	54,866
Net cash flow	(38,136)	(31,652)	(8,020)	27,052	(50,756)	(25,542)	2,359	19,460	47,471	43,748
Increase in ABL limit	-	40,000	-	-	40,000	-	-	-	-	-
Closing available liquidity	27,486	35,834	27,814	54,866	54,866	29,325	31,684	51,144	98,615	98,615

Observations

•	The Group’s base case forecast shows that the Group will have positive liquidity (cash plus available headroom in the Upsized ABL) through to 31 December 2018, including the 12 month period immediately following implementation of the Schemes.

•	However, total liquidity is forecast to fall below the Group’s minimum liquidity balance in July 2017. Liquidity is also forecast to be very tight in Q2 FY18. The Group’s cash flow cycles are largely driven by increasing receivables over the peak drilling periods.

Figure 3 - Base case monthly liquidity profile FY17-FY18

Liability limited by a scheme approved under Professional Standards Legislation	Page 44

Table 18 - Downside case indirect cash flow forecast

$’000	Q1FY17	Q2FY17	Q3FY17	Q4FY17	FY17 Total	Q1FY18	Q2FY18	Q3FY18	Q4FY18	FY18 Total
EBITDA	(20,194)	(6,624)	(4,076)	(3,385)	(34,280)	9,280	14,501	11,735	6,251	41,767
Change in net working capital	(30,570)	(633)	10,393	48,868	28,058	(22,045)	(14,334)	5,074	57,682	26,377
Other non-cash items	(12,110)	1,152	3,871	5,271	(1,816)	(3,964)	(2,293)	3,707	3,707	1,158
Interest payments	(211)	(211)	(596)	(546)	(1,563)	(299)	(599)	(669)	(596)	(2,163)
Taxes paid	(1,679)	(1,682)	(11,179)	(11,179)	(25,719)	(3,081)	(4,283)	(5,110)	(13,245)	(25,719)
Cash from operations	(64,765)	(7,999)	(1,587)	39,030	(35,321)	(20,108)	(7,009)	14,738	53,799	41,420
Capital expenditure	(6,675)	(7,050)	(6,675)	(6,675)	(27,075)	(7,196)	(7,196)	(7,196)	(7,196)	(28,784)
Financing cash flows
Draw -down of debt facilities	35,000	-	-	-	35,000	-	-	-	-	-
Repayment of debt facilities	-	(36,274)	-	-	(36,274)	-	-	-	-	-
Cash from financing	35,000	(36,274)	-	-	(1,274)	-	-	-	-	-
Opening cash	60,114				60,114					0
Opening ABL headroom	5,508				5,508					0
Opening available liquidity	65,622	29,183	17,860	9,597	65,622	41,952	14,648	443	7,985	41,952
Net cash flow	(36,439)	(51,323)	(8,262)	32,355	(63,670)	(27,304)	(14,205)	7,542	46,603	12,636
Increase in ABL limit	-	40,000	-	-	40,000	-	-	-	-	-
Closing available liquidity	29,183	17,860	9,597	41,952	41,952	14,648	443	7,985	54,588	54,588

Observations

•	The downside case included in the Group’s Budget Model assumes substantially lower earnings ($25.8 million in FY17 and $49.9 million in FY18) than the base case. This is driven by lower revenues and lower gross profit margins in both the Drilling Services business and Products business. The gross margin in the downside case is 12.5% in FY17 and 12.3% in FY18 compared to FY16 actual reported results of 13.4%.

•	As shown in Figure 4, in the downside case, Group liquidity declines substantially from February in each year, reaching a low point in July and August, because of the build-up of working capital through the peak drilling periods.

•	The downside case shows the Group would need substantial additional liquidity funding in the order of $25.0 million to fund operations.

Figure 4 - Downside case monthly liquidity profile FY17-FY18

Liability limited by a scheme approved under Professional Standards Legislation	Page 45

4.5.4	Conclusion

The downside case shows that further liquidity support would be required to provide sufficient headroom to fund the Group. However, the downside case appears conservative given FY16 results and YTD performance against budget. Accordingly, we have adopted the Group’s base case forecast which shows it will continue to maintain an available liquidity balance throughout FY17 and FY18, including the 12-month period immediately following the implementation of the Schemes.

The scope of our engagement has not allowed us time to undertake a detailed review and interrogation of the Group’s cash flow forecast. Accordingly, while the Group’s base case forecast shows it to have an available liquidity balance of not less than $23.0 million over the course of FY17 and FY18, we note that the ability of the Group to meet its debts as and when they fall due, and remain solvent, is very much tied to its ability to:

•	Achieve the EBITDA forecast.

•	Realise its surplus and obsolete stock in line with its forecast, which will likely prove more challenging as faster moving items are sold first.

•	Realise the estimated net proceeds from the sale of the Peru land as well as obtain the $4.0 million of collateral currently securing the insurance policy (together totalling $9.0 million).

•	Manage the collection of its debts across the global operation and not suffer any deterioration in terms (which has from time to time been unilaterally imposed on suppliers by major mining houses).

•	Manage the payment of its trade suppliers month-to-month to match its liquidity position.

•	Fund the capital expenditure required to sustain the existing drilling fleet in line with forecast.

•	Manage unexpected material interruptions to its business owing to weather, adverse movements in underlying commodity prices or other unforeseen events.

Any material adverse outcome in relation to the Canadian tax dispute detailed in section 3.2 that would require payment to be made prior to 30 June 2018 or shortly thereafter, would impact upon the Group’s solvency.

From discussions with the Group’s management, we note that they are of the opinion that the base case forecast is conservative taking into account performance for the two months ended 28 February 2017 as well as the Group outperforming budget in Q4 of FY16.

The Group is also of the view that post-restructure, it will be in a better position to manage its working capital including obtaining more favourable trade terms from its suppliers.

4.6	Indicative test: balance sheet review

Another method by which to assess solvency is to consider the net asset or liability position of an entity. This test is only to be viewed as indicative of solvency as it represents the position of a company at a point in time, and doesn’t take into account the future profitability or cash flows available to service debt obligations.

We have used the Group’s balance sheet as at 28 February 2017 to consider if assets exceed liabilities immediately post-implementation of the Schemes. We have adjusted the balance sheet with pro-forma adjustment to reflect the outcome of the Schemes. The pro-forma adjustments are indicative only.

Liability limited by a scheme approved under Professional Standards Legislation	Page 46

Table 19 - Pro forma post-restructure balance sheet as at 28 February 2017

			Post-
	Pre-restructure[44]	Adjustments	restructure
	$’000	$’000	$’000
Current assets
Cash	47,846		47,846
Receivables	122,220		122,220
Inventory	170,339		170,339
Other current assets	18,370		18,370
Assets held for sale	5,923		5,923
Total current assets	364,698	-	364,698
Property, plant and equipment	123,922	-	123,922
Goodwill	100,535	-	100,535
Intellectual property	43,190	-	43,190
Other non-current assets	50,440	-	50,440
Total assets	682,785	-	682,785
Current liabilities[45]	222,970	-	222,970
Non-current liabilities
Unsecured Notes	292,118	(292,118)	-
Subordinated Notes (including accrued interest)	-	88,209	88,209
10% Notes (including accrued interest)	202,963	617	203,580
TLA (including accrued interest)	112,252	(370)	111,882
TLB (including accrued interest)	135,714	(445)	135,268
DDL	20,000	(20,000)	-
ABL/Upsized ABL	16,500	20,000	36,500
Issuance costs	(5,506)	-	(5,506)
Finance lease liabilities	635	-	635
Other borrowings and costs	(120)	-	(120)
Total borrowings
Deferred tax liabilities	19,646	-	19,646
Provisions	25,466	-	25,466
Total non-current liabilities	798,696	(204,107)	594,589
Total liabilities	1,042,638	(204,107)	838,531
Net assets/(liabilities)	(359,853)	204,107	(155,746)

Liquidity and net asset position

As at 28 February 2017, the Group had a current ratio of 1.5. Although not illiquid, given much of the current asset value was held as inventory ($170.3 million), the Group’s short-term asset position is indicative of liquidity concerns.

Despite the Unsecured Note debt being cancelled as part of the restructure, the Group’s post restructure pro-forma balance sheet shows a net liability position of $155.7 million.

[44]	The pre-restructure debt balances shown have been taken from the Group’s balance sheet and do not include accrued interest on the debts through to 28 February 2017. Accrued but unpaid interest (including PIK) is included in current liabilities.
[45]	Current liabilities have been reduced for accrued but unpaid interest which has been included in the balances non-current Finance Facilities.

Liability limited by a scheme approved under Professional Standards Legislation	Page 47

The Group will likely fully draw the Interim Facility of $15.0 million prior to implementation of the proposed restructure. It is proposed that the DDL and Interim Facility will be repaid from a refinance of the ABL (via the Upsized ABL), with funding increasing from $35.0 million to $75.0 million. However, only the fully drawn DDL has been included in the post-restructure of the ABL shown in the table, as the Interim Facility had not been drawn as at 28 February 2017.

If the Schemes are implemented, the Group will continue to carry a significant debt load with the pro-forma net debt at 28 February 2017 being greater than 10.0 times FY17 forecast adjusted EBITDA.

Notwithstanding the above, we are of the opinion that the Group will be solvent immediately after the Schemes are implemented due to the forecast liquidity position detailed in Section 4.5, and the extended maturity dates of the debt facilities providing the Group time to improve earnings or further restructure its balance sheet.

4.7	Indicative test: profit and loss

Profitability is only an indicative test of solvency as it does not take into account:

•	The resulting cash flow arising from profitable trading.

•	The impact of accounting policies, including depreciation.

•	Ongoing investment required to maintain profitable operations.

•	The liability position which needs to be serviced from profits.

4.7.1	Profit and loss forecast

The Group’s Budget Model includes a profit and loss forecast for FY17 through to FY21 for earnings before interest and tax (EBIT).

Table 20 - Base case profit and loss FY17-FY21

$’000	FY17	FY18	FY19	FY20	FY21
Revenue
Total revenue	681,909.0	750,000.0	830,000.0	890,000.0	940,000.0
Total cost of sales	(573,349.2)	(613,250.0)	(651,840.0)	(676,200.0)	(689,800.0)
Total gross profit	108,559.8	136,750.0	178,160.0	213,800.0	250,200.0
Gross margin	16%	18%	21%	24%	27%
Overhead expenses	(117,051.3)	(45,081.7)	(49,445.4)	(49,339.5)	(48,812.8)
EBITDA	(8,491.5)	91,668.3	128,714.6	164,460.5	201,387.2
Depreciation and amortisation	(61,923.6)	(66,829.6)	(66,037.5)	(49,058.0)	(49,058.0)
EBIT	(70,415.1)	24,838.7	62,677.1	115,402.5	152,329.2
Adjusted EBITDA
Restructuring costs	48,573.0	(4,000.0)	-	-	-
Adjusted EBITDA	40,081.5	87,668.3	128,714.6	164,460.5	201,387.2
Adj. EBITDA margin	5.9%	11.7%	15.5%	18.5%	21.4%

Table 21 - Downside case profit and loss forecast FY17-FY21

$’000	FY17	FY18	FY19	FY20	FY21
Revenue
Total revenue	650,000.0	685,000.0	715,000.0	750,000.0	750,000.0
Total cost of sales	(568,693.8)	(600,784.3)	(626,950.0)	(659,450.0)	(659,450.0)
Total gross profit	81,306.2	84,215.7	88,050.0	90,550.0	90,550.0
Gross margin	13%	12%	12%	12%	12%
Overhead expenses	(115,585.9)	(42,448.3)	(47,082.6)	(46,410.1)	(45,793.0)
EBITDA	(34,279.7)	41,767.4	40,967.4	44,139.9	44,757.0
Depreciation and amortisation	(61,923.6)	(66,829.6)	(66,037.5)	(49,058.0)	(49,058.0)
EBIT	(96,203.3)	(25,062.2)	(25,070.1)	(4,918.1)	(4,301.0)
Adjusted EBITDA
Restructuring costs	48,573.0	(4,000.0)	-	-	-
Adjusted EBITDA	14,293.3	37,767.4	40,967.4	44,139.9	44,757.0
Adj. EBITDA margin	2.2%	5.5%	5.7%	5.9%	6.0%

Liability limited by a scheme approved under Professional Standards Legislation	Page 48

The Group has forecast positive EBITDA in FY17 in both the base case and downside cases (after adjusting for restructuring costs). The outlook for FY17-FY21 shows:

•	In the base case, the Group is forecasting a material increase in revenue and margin growth, with EBITDA (adjusted) increasing from $40.1 million in FY17 to $201.4 million in FY21.

•	the downside case forecast assumes lower revenue growth rates and tighter gross margins over the forecast period compared to the base case, with EBITDA increasing from $14.3 million in FY17 to $44.8 million in FY21.

We have calculated notional NPAT for the Group using the base case forecast and have adopted forecast cash tax payments as a proxy for forecast tax expense.

Table 22 - Notional NPAT FY17-FY21

$’000	FY17	FY18	FY19	FY20	FY21
EBIT	(70,415.1)	24,838.7	62,677.1	115,402.5	152,329.2
Cash taxes	(25,719.0)	(25,719.4)	(20,000.0)	(20,000.0)	(20,000.0)
Cash interest	(1,220.5)	(1,067.5)	(25,460.1)	(25,078.4)	(25,070.8)
PIK interest	(52,462.7)	(55,286.5)	(26,968.3)	(29,210.6)	(31,474.3)
NPAT	(149,817.3)	(57,234.7)	(9,751.3)	41,113.5	75,784.1

Using the base case forecast, the Group is forecast to record a cumulative loss after tax of $99.9 million for FY17 through FY21 which will increase the net liability position of the Group (before any impairment writebacks or other adjustments).

Based on the Group’s base case forecast, it is highly unlikely that it would be able to repay its debts from cash at the end of the forecast period (FY21) and refinancing will be entirely dependent upon a substantial increase in earnings. However, if the Group does perform in line with its base case forecast, then there may be justification to write-back some of the impaired value of assets (other than goodwill) which would improve the net asset position. Further, if the business performs in line with forecast, the enterprise value of the Group may likely exceed its debt balance at the end of the forecast period.

4.8	Other solvency considerations

4.8.1	Covenants

We have been provided with a summary document of the Group’s covenants. The Group’s covenants are not performance related and, as such, no forecast covenant testing has been included in the Budget Model. The covenants relate to maintaining certain asset values within the various obligor groups, debt limits and other non-performance related items.

4.8.2	Adequacy of books and records

Section 286(1) of the Act requires a company to keep books and records recording its financial position. This section provides:

A company, registered scheme or disclosing entity must keep written financial records that:

a.	Correctly record and explain transaction and financial position and performance

b.	Would enable true and fair financial statements to be prepared and audited.

The obligation to keep financial records of transactions extends to transactions undertaken as trustee.

Section 588E(4)(a) of the Act states that in the event of recovery proceedings, a failure by the company to comply with section 286(1) carries a presumption that the company was insolvent for the relevant period.

This report was produced from records made available by the Group. Furthermore, the Group is audited by Deloitte and the audit report does not note any deficiency in the Group’s records. Therefore, there are no grounds for presumption of insolvency pursuant to section 588E(4)(a).

Liability limited by a scheme approved under Professional Standards Legislation	Page 49

4.9	Conclusion on solvency

In our opinion, the Group will be solvent after implementation of the Schemes. However, the Group’s ability to continue as a going concern is highly reliant on its ability to closely manage its working capital, the realisation of excess inventory in line with or better than forecast and there being no adverse external impacts on the business.

Liability limited by a scheme approved under Professional Standards Legislation	Page 50

5	Comparison of outcomes for Beneficiaries under the Schemes versus a winding up

We have been asked to determine:

1.	the Implied Value of the interests of the Beneficiaries in the Scheme Companies if the Schemes were to be put into effect as proposed

2.	the expected dividend to the Beneficiaries from the Scheme Companies if the Scheme Companies were to be wound-up within six months of the hearing of the application for an order under section 411(1) and 411(1A) of the Act.

Given ListCo is a Scheme Company and also the ultimate holding company of the Group, our analysis of the Implied Value and expected dividend has been calculated based on the Enterprise Value of the Group as determined in Section 3.

5.1	Findings

The Implied Value of the interests of Beneficiaries under the Schemes (assuming all the Recapitalisation Transaction have been completed), and expected dividend on the basis the Scheme Companies were wound up, are detailed in below.

Table 23 - Summary of Beneficiary outcomes

		Schemes		Liquidation
	Scheme claim as at			Return to
	28 February 2017	Implied Value	Implied Value	creditor	Return
Beneficiary	$’000	$’000	(cents in $)	$’000	(cents in $)
Secured Scheme Creditors
Secured Notes	203,580.0	124,195.6	61.0	44,889.5	22.1
TLB[46]	105,000.0	67,534.4	64.3	37,220.1	35.4
TLA[47]	85,000.0	40,154.0	47.2	27,734.3	32.6
Unsecured Scheme Creditors
Subordinated Notes	88,209.0	Nil	Nil	N/A	N/A
Unsecured Notes	292,117.7	N/A	N/A	Nil	Nil

There is no Implied Value or expected dividend attributable to Subordinate Claims either under the Schemes or in a liquidation scenario, noting that we are not aware of any such claims having been made against ListCo.

We note it is possible to trade Secured Notes and Unsecured Notes in the secondary debt market. The current quoted prices, which we understand to be based on trade activity, broker dealer quotes, and valuation models, is 70 cents in the dollar for Secured Notes and 10 cents in the dollar for Unsecured Notes.

5.2	Implied Value if the Schemes are implemented

As detailed in Section 3, we have assessed the Enterprise Value of the Group to be in the range $246.5 million to $286.6 million. We have adopted a mid-point of $266.6 million for the purposes of determining the Implied Value of the interests of Beneficiaries (‘the Transaction Value’).

[46]	We are instructed that the accrued PIK interest on TLA and TLB does not form part of the secured claim amount against the relevant obligors. As such, the accrued PIK interest has not been included in our workings.
[47]	Ibid

Liability limited by a scheme approved under Professional Standards Legislation	Page 51

Table 24 - Transaction Value

Item	Value S’million
Enterprise value high	286.6
Enterprise value low	246.5
Mid-point	266.6

As noted in Section 2.4.4, the DDL and Interim Facility are to be repaid on implementation of the Schemes. Accordingly, the analysis of the Implied Value on the basis the Schemes are implemented assumes the Upsized ABL has been affected, to a total value equivalent to the drawn balance of the existing ABL, DDL and Interim Facility.

The Transaction Value is less than the outstanding secured debts owing under the Upsized ABL, Secured Notes, TLA and TLB (‘the Secured Lenders’), which is estimated to total $445.1 million48 (excluding accreted PIK interest on TLA and TLB) at scheme implementation (‘the Secured Debts’). The outstanding debt as at 28 February 2017 has been calculated using the interest which will apply upon implementation of the Schemes (as agreed in the Restructuring Support Agreement).

The security provided by the Group in relation to the Secured Debts is complex, and there is no individual Secured Lender who has first ranking security over all assets. There are a number of separate guarantee groups and underlying security packages, with each Secured Lender having guarantees from specific groups of companies, plus differing priorities in respect of different asset types (split generally between working capital assets and other assets). Accordingly, any sale of the Group’s business and assets which did not result in repayment of all the Secured Debts would require allocating proceeds between Secured Lenders on a basis agreed between the Secured Lenders. It is likely the allocation would be contentious and subject to considerable analysis and expert review.

We have made a number of assumptions in order to allocate the Transaction Value between the Secured Lenders. These assumptions are set out in the following sections.

5.2.1	Allocation of transaction value

We have adopted the following approach to allocate the Transaction Value:

Step one

The net book value of balance sheet assets and liabilities was allocated between the obligor groups, being the ABL Obligors, Other Obligors, IP Obligor, and the Non-Obligors, with reference to the balance sheet of each of the companies which comprise each obligor group.

We have determined underlying net asset and liability values on the following basis:

•	Net book values have been taken from the Group’s consolidation workings for FY16, which includes trial balances for each entity as at 31 December 2016

•	Consolidation adjustments have been allocated to each asset on a proportional value-weighted basis across all Group entities.

Step two

The book value was allocated between working capital assets and non-working capital assets, as is required to effect the priorities agreed between the Secured Lenders. In this regard, certain assets and liabilities were excluded from these calculations, as detailed in Appendix K.

[48]	The Upsized ABL balance includes the current balances of the existing ABL balance as at 28 February 2017 of $16.5 million, the DDL balance as at 28 February 2017 of $20.0 million and the Interim Facility on a fully-drawn basis of $15.0 million.

Liability limited by a scheme approved under Professional Standards Legislation	Page 52

Step three

The Transaction Value was allocated between the ABL Obligors, IP Obligor and Other Obligors as follows:

•	Net working capital (excluding cash) was ascribed full net book value, from which accrued employee liabilities (current and non-current) were deducted. In relation to the assumption that employee entitlements would be offset against working capital, we note:

–	It is usually not possible to sell a business as a going concern without adjusting for accrued entitlements, and it is more likely these will be a deduction from working capital balances rather than fixed assets.

–	The Secured Lenders have a lien over the working capital assets only and do not have any direct ownership of the working capital assets.

•	To the extent there was remaining Transaction Value, it was assumed to represent, on a pro rata basis, the value of property, plant and equipment and intellectual property.

•	To the extent there was remaining Transaction Value, it was then assumed to represent consideration for goodwill.[49]

For the purposes of the analysis, no value was apportioned to the Non-obligors. In our view:

•	The Non-obligors, being non-key trading entities, are unlikely to be valued on the same basis as the key trading entities, and therefore a proportional allocation of consideration would be misleading

•	The sale of these entities at a Group level would be by way of a share sale, and hence the ultimate value of the shares would be attributable to obligor entities, either by way of repayment of intercompany loans or by equity distributions into obligor companies.

Step four

The priorities pursuant to the security agreements were applied to determine the return to each of the Secured Lenders. For the purposes of our analysis, we are instructed that the security priorities are as set out in Table 25.

Table 25 - Security and priority structure

Debt obligation	Working capital assets – ABL Obligors	Working capital assets – Other Obligors	IP assets IP Obligor	Other assets – ABL Obligors	Other assets – Other Obligors
Upsized ABL	First ranking	N/A	N/A	Third ranking	N/A
Secured Notes	Third ranking	Second ranking	(Second ranking)[50]	First ranking	First ranking
Term Loan B	Third ranking	Second ranking	(First ranking)[51]	First ranking	First ranking
Term Loan A	Second ranking	First ranking	(First ranking)[52]	Second ranking	Second ranking
Subordinated Notes	Unsecured

[49]	Goodwill is recorded on the balance sheets of the US and Canadian operating entities, both of which are ABL Obligors. Note 18 of the December 2016 Financial Statements notes the impairment test recoverable value of this goodwill exceeds the carrying value.
[50]	BLY IP Inc will grant a junior unsecured guarantee to Secured Notes if the Schemes are approved. It will rank junior to the TLA/TLB guarantee.
[51]	BLY IP Inc has provided an unsecured guarantee to TLA and TLB. BLY IP Inc has no other creditors and hence this security, albeit unsecured, is effectively first ranking.
[52]	Ibid

Liability limited by a scheme approved under Professional Standards Legislation	Page 53

5.2.2	Value of assets

From the records provided to us, we have determined the value of net working capital and other assets as between the obligor groups is as summarised below.

Table 26 – Net book value of assets adopted for apportionment of Transaction Value

	ABL Obligors	Other Obligors	IP Obligor	Non-Obligors	Total
Asset	$’000	$’000	$’00	$’000	$’000

Net working capital

Cash	-	-	-	-	-
Trade receivables	50,313.6	14,794.7	-	27,834.4	92,942.6
Inventory	64,589.7	49,263.0	-	51,167.5	165,020.2
Less: Trade payables	(47,048.6)	(19,672.0)	-	(33,503.7)	(100,224.3)
Less: Employee provisions	(33,165.7)	(7,047.4)	-	(17,716.6)	(57,929.7)
Net working capital	34,688.9	37,338.2	-	27,781.6	99,808.8
Other assets
Property, plant and equipment	61,492.2	27,614.0	-	38,557.5	127,663.8
Intellectual property	36,244.0	1,214.9	6,294.2	167.2	43,920.3
Goodwill	100,035.8	-	-	-	100,035.8
Total other assets	197,772.1	28,829.0	6,294.2	38,724.7	271,619.9
Total assets	232,461.0	66,167.2	6,294.2	66,506.3	371,428.7

The Group’s management has advised that while the net book value of the IP assets held within the IP Obligor entity (BLY IP, Inc.) is $6.3 million, it has obtained an independent third party appraisal of the value of the IP which has valued the assets at $44.0 million.

We have adopted net book value for property, plant and equipment and intellectual property assets (which in some cases includes impairments) as the Group does not have (except as noted above) independent appraisals for these assets. To do otherwise would apply an inconsistent approach in allocating value between the various asset groups.

A reconciliation between this table and the Consolidated Statement of Financial Position is included at Appendix K together with reasons for the exclusion of some items from our calculations.

5.2.3 Apportionment of value

The allocation of the Transaction Value between the securities and obligor groups is shown in Table 27.

Table 27 – Apportionment of Transaction Value to obligor groups

$’000	ABL Obligors	Other Obligors	IP Obligor	Total
Enterprise Value				260,650.0
Add: assets held for sale				5,923.0
Transaction Value				266,573.0
Apportionment
Net working capital	34,688.9	37,338.2	-	72,027.2
Other assets (PPE,IP)	97,736.3	28,829.0	6,294.2	132,859.4
Goodwill	61,686.5	-	-	61,686.5
Total allocated	194,111.7	66,167.2	6,294.2	266,573.0

Liability limited by a scheme approved under Professional Standards Legislation	Page 54

5.2.4 Implied Value attributable to Secured Lenders

Based on the allocation of the Transaction Value to the various obligor groups, we have allocated value between the Secured Lenders per the priorities detailed in Table 25, as detailed in the table below.

Table 28 – Allocation of Transaction Value to Secured Lenders53

Debt ($’000)	Debt as at 28 Feb 17	WC ABL Obligors	WC Other Obligors	IP Obligor	Other assets ABL Obligors	Other assets Other Obligors	Total Implied Value	Implied Value (cents in $)
Upsized ABL	51,500.0	34,688.9	-	-	-	-	34,688.9	67.4
Secured Notes	203,580.0	-	-	-	105,176.2	19,019.4	124,195.6	61.0
TLB	105,000.0	-	-	3,478.3	54,246.5	9,809.6	67,534.4	64.3
TLA	85,000.0	-	37,338.2	2,815.8	-	-	40,154.0	47.2
Subordinated Notes	88,209.0	-	-	-	-	-	-	-
Total	533,289.0	34,688.9	37,338.2	6,294.2	159,422.7	28,829.0	266,573.0

5.3	Estimated dividend to Beneficiaries if Scheme Companies wound up

In our collective experience, the returns from complex, multi-jurisdictional insolvency are highly uncertain owing to several factors, including:

•	insolvency laws across jurisdictions vary greatly
•	enforceability of security is often difficult in under-developed and developing countries
•	priority structures differ greatly across jurisdictions as does the enforceability of debts and claims
•	the value of assets is not readily determinable in smaller, less established markets
•	insolvency processes are often expensive, litigious and time consuming processes, often involving court oversight.

In our opinion, if the Group was to be placed into an insolvency process, there are two primary ways in which the assets of the Group could be realised for Beneficiaries:

1.	in an orderly and coordinated process, with the appointment of external controllers made only to a limited number of key entities in the Group, leaving much of the Group’s operations outside of the formal insolvency process, or
2.	in an uncontrolled manner, whereby most if not all Group entities fall into insolvency proceedings in their respective jurisdictions.

For the purposes of determining the expected dividend to the Beneficiaries from the Scheme Companies if the Scheme Companies were to be wound-up, we have assumed a controlled insolvency process could be achieved, by way of a limited insolvency.

In our view, an uncontrolled insolvency process would result in lower realisations and hence a lower expected dividend to Beneficiaries than in a controlled insolvency scenario.

53 Debt due to the Upsized ABL is the drawn balance of the ABL as at 28 February 2017, being $16.5 million, plus the $20.0 million drawn on the DDL, plus the $15.0 million to be drawn on the Interim Facility. Debt balances include post-restructure adjustments.

Liability limited by a scheme approved under Professional Standards Legislation	Page 55

The comments made in Section 5.2 regarding the complexity of securities continues to apply in a liquidation scenario. However, if the Schemes were not implemented:

•	the Upsized ABL will not come into effect
•	the ABL, DDL and Interim Facility will remain in place
•	the ABL debt would increase relative to the ABL debt under a Scheme scenario, as guarantee documents drawn against the ABL of $11.9 million are more likely to be called upon by the beneficiaries when an insolvency event occurs
•	the full value of the Unsecured Notes would remain, as the conversion to equity of some of the Unsecured Notes would not have occurred
•	the claims by lenders would include interest accrued at pre-RSA interest rates
•	the priority structures which were put in place for the DDL and Interim Facility will remain. The priorities as between lenders will be as set out in Table 29.

Table 29 – Security and priority structure in liquidation scenario

Debt obligation	Working capital assets – ABL Obligors	Working capital assets – Other Obligors	Certain drill rig assets – DLL Obligors	IP assets – IP Obligor	Other assets – ABL Obligors	Other assets – Other Obligors
ABL (existing)	First ranking	N/A	N/A	N/A	Fourth ranking	N/A
Interim facility	Second ranking	N/A	N/A	N/A	Third ranking	N/A
DDL	N/A	N/A	First Ranking	First ranking	N/A	N/A
Secured Notes	Fourth ranking	Second ranking	N/A	N/A	First ranking	First ranking
Term Loan B	Fourth ranking	Second ranking	(Second ranking)[54]	(Second ranking)[55]	First ranking	First ranking
Term Loan A	Third ranking	First ranking	(Second ranking)[56]	(Second ranking)[57]	Second ranking	Second ranking
Unsecured Notes	Unsecured

5.3.1	Value of the Group in limited insolvency scenario

We have assumed that the Group would be valued at a lower multiple in a controlled insolvency. Accordingly, we have (based on our experience of liquidation scenarios) adopted an earnings multiple of 4 times FY17 EBITDA, being a lower multiple than that value adopted in Section 3. We have also excluded the value of assets classified as held for sale, as a buyer would be unlikely to attach any additional value to those assets in a distressed sale scenario.

We have assumed that the limited insolvency would extend to key operating and holding entities in each of Australia, the United States of America and Canada, all of which guarantee the ABL facility. In placing these entities into an insolvency or a court supervised restructuring process, we have assumed that a portion (50%) of trade and other liabilities would be avoided or compromised, resulting in increased value to the ABL security holders.

[54]	The assets which secure the DDL are held in entities that have no other guarantor obligations. The DDL Obligors have provided an unsecured guarantee in respect to the TLA and TLB debts.
[55]	Ibid
[56]	Ibid
[57]	Ibid

Liability limited by a scheme approved under Professional Standards Legislation	Page 56

The Transaction Value (limited insolvency) is $153.9 million as detailed below:

Table 30 – Transaction Value (limited insolvency)

Item	Value $’000
Enterprise value	160,400.0
Assets classified as available for sale	-
Add: creditor claims not paid in limited insolvency	23,524.3
Less: realisation costs[58]	(30,000.0)
Transaction Value (limited insolvency)	153,924.3

5.3.2	Allocation of Transaction Value (limited insolvency)

In allocating the Transaction Value (limited insolvency) between asset types, we have followed the steps set out in Section 5.2.1, and used the asset values in Section 5.2.2, except that:

•	we have assumed a purchaser would only pay 80% of the book value for accounts receivable, due to the risk that some customers may seek to withhold payment or make other claims such that the full book value could not be realised
•	we have assumed a purchaser would only pay 70% of the book value for inventory, due to the risk that some inventory may not be realised at book value.

Realisation costs have been applied proportionately to realisations.

5.3.3	Apportionment of value

Based on the assumptions detailed above, Transaction Value (limited insolvency) is applied to the obligor groups as set out in Table 31.

Table 31 – Apportionment of Transaction Value (limited insolvency) to obligor groups

$’000	DDL Obligors	ABL Obligors	Other Obligors	IP Obligor	Total
Enterprise Value					160,400.0
Add: assets held for sale					-
Add: creditors claims not paid in insolvency					23,524.3
Less: realisation costs					(30,000.0)
Transaction Value					153,924.3
Apportionment to working capital assets
Net working capital	-	5,249.3	19,600.4	-	24,849.7
Add: creditors claims not paid in insolvency	-	23,524.3	-	-	23,524.3
Less: realisation costs	-	(4,693.3)	(3,197.0)	-	(7,890.3)
Net realisations	-	24,080.4	16,403.4	-	40,483.7
Apportionment to non-working capital assets
DDL security	48,038.1	-	-	-	48,038.1
Other assets (PPE.IP)	-	57,829.1	23,558.6	6,124.4	87,512.1
Goodwill	-	-	-	-	-
Subtotal	48,038.1	57,829.1	23,558.6	6,124.4	135,550.3
Less: realisation costs	(7,835.5)	(9,432.5)	(3,842.7)	(999.0)	(22,109.7)
Net realisations	40,202.6	48,396.5	19,716.0	5,125.5	113,440.6
Total net realisations	40,202.6	72,476.9	36,119.3	5,125.5	153,924.3

[58]	Realisation costs include insolvency professionals, legal counsel, valuation firms, investment banks and other professional costs.

Liability limited by a scheme approved under Professional Standards Legislation	Page 57

5.3.4	Estimated dividend attributable to financiers

Based on the allocation of the Transaction Value (limited insolvency) to the various obligor groups, we have allocated value between the financiers per the priorities detailed in Table 26, as detailed in the table below.

Table 32 – Estimated dividend to financiers in a limited insolvency

Debt ($’000)	Debt as at 28 Feb 17	DDL Obligors	WC ABL Obligors	WC Other Obligors	IP Obligor	Other assets ABL Obligors	Other assets Other Obligors	Total return	Return (cents in $)
ABL	28,371.6	-	24,080.4	-	-	-	-	24,080.4	84.9
Interim Facility	15,000.0	-	-	-	-	-	-	-	-
DDL	20,000.0	17,738.5	-	-	2,261.5	-	-	20,000.0	100.0
Secured Notes	202,962.5	-	-	-	-	31,895.7	12,993.8	44,889.5	22.1
TLB	105,000.0	12,414.4	-	-	1,582.7	16,500.8	6,722.2	37,220.1	35.4
TLA	85,000.0	10,049.7	-	16,403.4	1,281.3	-	-	27,734.3	32.6
Unsecured Notes	292,117.7	-	-	-	-	-	-	-	-
Total	748,451.8	40,202.6	24,080.4	16,403.4	5,125.5	48,396.5	19,716.0	153,924.3

There would be nil return to Subordinate Claims.

Liability limited by a scheme approved under Professional Standards Legislation	Page 58

6	Outcome if Schemes are not implemented

We have been instructed to assess the likely outcome for the Group should the Schemes not be implemented:

1.	having regard to the Scheme Companies’ existing financial position, and projections, and
2.	for the purposes of considering this matter only, assuming that there is no standstill in place in respect of the interest payments due to the Secured Scheme Creditors and the Unsecured Scheme Creditors on 1 April 2017.

Our analysis considers:

1.	The solvency of the Group assuming all current debt obligations remain unchanged
2.	The longer-term outlook for the business, including its ability to refinance its debts as and when they fall due, including the Secured Notes which mature in October 2018.

6.1	Solvency of the Group

We have used the base case forecast contained within the Budget Model to assess the Group’s solvency, adjusted as follows:

•	Cash interest payments on the Secured Notes and Unsecured Notes have been reinstated from April 2017, resulting in a cash outlay of $19.7 million in April and October each year.
•	The PIK interest rate for the TLA and TLB facilities has been re-instated at 12.0% p.a.
•	The repayment date for the Secured Notes is assumed to be the existing date of October 2018.

Assuming the above, the base case scenario shows that:

•	Group liquidity will decrease considerable in Q2 FY17 to $5.9 million in April 2017, which is below the liquidity headroom of $25.0 million required by the Group, and all cash and liquidity headroom would be fully exhausted by July 2017.
•	The available Finance Facilities (assuming the Interim Facility is drawn but no additional facilities are available to the Group) will be insufficient to meet the Group’s cash flow requirements by the end of April 2017.

Table 33 - Status quo base case cash flow forecast

$’000	Q1FY17	Q2FY17	Q3FY17	Q4FY17	FY17 Total	Q1FY18	Q2FY18	Q3FY18	Q4FY18	FY18 Total
EBITDA	(19,038)	6,052	794	3,700	(8,491)	13,560	35,245	28,187	14,676	91,668
Change in net working capital	(35,802)	4,229	9,076	39,785	17,289	(23,688)	(17,743)	1,181	50,654	10,403
Other non-cash items	(12,110)	1,152	3,871	5,271	(1,816)	(3,964)	(2,293)	3,707	3,707	1,158
Interest payments	(378)	(20,401)	(726)	(20,442)	(41,947)	(690)	(20,453)	(763)	(20,453)	(42,359)
Taxes paid	(1,679)	(1,682)	(11,179)	(11,179)	(25,719)	(3,081)	(4,283)	(5,110)	(13,245)	(25,719)
Cash from operations	(69,007)	(10,650)	1,837	17,136	(60,684)	(17,862)	(9,527)	27,202	35,339	35,151
Capital expenditure	(4,295)	(4,918)	(10,155)	(10,155)	(29,523)	(8,174)	(8,174)	(8,174)	(8,174)	(32,695)
Financing cash flows
Draw-down of debt facilities	35,000	-	-	-	35,000	-	-	-	-	-
Repayment of debt facilities	-	-	-	-	-	-	-	-	(195,000)	(195,000)
Cash from financing	35,000	-	-	-	35,000	-	-	-	(195,000)	(195,000)
Opening cash	60,114				60,114
Opening ABL headroom	5,508				5,508
Opening available liquidity	65,622	27,320	11,752	3,434	65,622	10,415	(15,621)	(33,322)	(14,294)	10,415
Net cash flow	(38,302)	(15,568)	(8,318)	6,981	(55,207)	(26,036)	(17,701)	19,028	(167,835)	(192,544)
Increase in ABL limit	-	-	-	-	-	-	-	-	-	-
Closing available liquidity	27,320	11,752	3,434	10,415	10,415	(15,621)	(33,322)	(14,294)	(182,129)	(182,129)

Liability limited by a scheme approved under Professional Standards Legislation	Page 59

The liquidity position on a monthly basis for FY17 and FY18 is shown in the figure below:

Figure 5 - FY17-FY18 liquidity position assuming status quo

In our opinion, if the proposed restructure is not implemented and no alternate restructuring plan was reasonably certain of being advanced, the Group would likely be unable to pay its debts as and when they fall due from April 2017. In these circumstances, it is likely:

•	The directors of ListCo would seek to appoint voluntary administrators (or an alternative form of insolvency appointment) to ListCo and other Australian companies.
•	The ABL lenders or the Secured Scheme Creditors may seek to appoint receivers to the ABL Obligor and the Other Obligors.
•	Without the support of the Group’s lenders, either of the above scenarios would likely result in some form of insolvency appointment to subsidiaries in other jurisdictions.

Our opinion on the outcome to Scheme Beneficiaries should the companies be wound-up is set out in Section 5.3.

Liability limited by a scheme approved under Professional Standards Legislation	Page 60

Appendix A - Letter of Engagement

Liability limited by a scheme approved under Professional Standards Legislation	Page 61

Our ref:	JKM\CCLE\02 3003 0619	Ashurst Australia
Partner:	James Marshall	Level 11
Direct line:	+61 2 9258 6508	5 Martin Place
Email:	james.marshall@ashurst.com	Sydney NSW 2000
Contact:	Camilla Clemente, Senior Associate	Australia
Direct line:	+61 2 9258 6574
Email:	camilla.clemente@ashurst.com	GPO Box 9938
Sydney NSW 2001
Australia
1 May 2017
Tel +61 2 9258 6000
Fax +61 2 9258 6999
By email		DX 388 Sydney
www.ashurst.com

Scott Kershaw Jenny Nettleton KordaMentha Level 5, Chifley Tower Chifley Square Sydney NSW 2000

Dear Scott

Engagement for Dividend and Solvency Analysis in relation to the Creditors’ Schemes of Arrangement of Boart Longyear Limited (the Schemes)

We act for Boart Longyear Limited (Listco) and its subsidiaries (Group), which include Boart Longyear Management Pty Ltd (FinCo), Boart Longyear Australia Pty Limited (BLY Australia) and Votraint No. 1609 Pty Limited (Votraint).

1.	INTRODUCTION

1.1	The Group’s debt capital structure can be summarised as follows (all $ are USD):

(a)	a secured revolving working capital facility (Revolver) provided to FinCo;

(b)	a Term Loan A Securities Agreement dated 22 October 2014 issued by FinCo, as amended and restated from time to time (TLA);

(c)	a Term Loan B Securities Agreement dated 22 October 2014 issued by FinCo, as amended and restated from time to time (TLB);

(d)	10% Senior Secured Notes paying a 10% coupon in the sum of $195m issued by FinCo, as amended and restated from time to time (10% Notes); and

(e)	7% Unsecured Senior Notes paying a 7% coupon in the sum of $284m, as amended and restated from time to time (7% Notes), together, the Finance Documents.

1.2	Listco, Finco, BLY Australia and Votraint (together, the Scheme Companies) propose to enter into the following interdependent schemes of arrangement with certain of their creditors under the Finance Documents, being:

(a)	the holders of the TLA, TLB and 10% Notes (together, the Secured Scheme Creditors); and

(b)	the holders of the 7% Notes (the Unsecured Scheme Creditors).

1.3	We have been instructed by the Scheme Companies to engage KordaMentha to prepare an independent expert report on behalf of the Scheme Companies and the Group addressing financial matters relating to the proposals by the Scheme Companies and certain of their

Australia Belgium China France Germany Hong Kong SAR Indonesia (Associated Office) Italy Japan Papua New Guinea Saudi Arabia (Associated Office) Singapore Spain Sweden United Arab Emirates United Kingdom United States of America

Ashurst Australia (ABN 75 304 286 095) is a general partnership constituted under the laws of the Australian Capital Territory and is part of the Ashurst Group. The Ashurst Group has an office in each of the places listed above.

KordaMenth – Dividend and solvency analysis	1 May 2017	Page 2

creditors to apply for orders under section 411 of the Corporations Act 2001 (Cth) (Act) convening respective meetings of the Secured Scheme Creditors and the Unsecured Scheme Creditors to consider inter-conditional schemes of arrangement. Your independent expert report is also to be prepared for use by the directors of the Scheme Companies in relation to the Schemes.

1.4	The Scheme Companies wish to appoint Scott Kershaw and Jenny Nettleton of your office as expert.

2.	INSTRUCTIONS

2.1	For the purpose of this section, the term ’Subordinate Claim’ means:

(a)	a claim for a debt owed by Listco to a person in the person’s capacity as a member of Listco (whether by way of dividends, profits or otherwise); or

(b)	any other claim that arises from buying, holding, selling or otherwise dealing in shares of Listco.

2.2	You are instructed to prepare an independent expert report (KordaMentha Report) addressing the following matters:

(a)	The solvency of the Group following the implementation of the proposed Schemes:

(i)	solvency is to be determined following completion of the Schemes; and

(ii)	you are to determine “solvency” with reference to section 95A of the Act.

(b)	The value of the assets of the Group generally relative to the debts owing under the Finance Documents.

(c)	The expected dividend that would be respectively available to the:

(i)	Secured Scheme Creditors;

(ii)	Unsecured Scheme Creditors; and

(iii)	holders of Subordinate Claims against the Scheme Company,

if the Scheme Companies were to be wound up within 6 months of the hearing of the application for an order under section 411(1) and (1A) of the Act.

(d)	The expected dividend that would be respectively paid to the:

(i)	Secured Scheme Creditors;

(ii)	Unsecured Scheme Creditors; and

(iii)	holders of Subordinate Claims against the Scheme Companies,

if the Schemes were put into effect as proposed.

The requirement to calculate the expected dividend that would be paid to scheme creditors if the scheme were to be put into effect as proposed is drawn from S 8201(b) in Part 2 of Schedule 8 of the Corporations Regulations 2001 (Cth). If, in response to (a) above, you conclude that the Scheme Companies will be solvent following the implementation of the Schemes, the Scheme Companies would not be wound up following the implementation of the Schemes and based on the terms of the Schemes, despite the calculation required by the Regulations, no dividend would actually be paid to the Secured Scheme Creditors and Unsecured Scheme

KordaMenth – Dividend and solvency analysis	1 May 2017	Page 3

Creditors. In these circumstances, the instruction in (d) above still requires you to calculate the dividend that would be paid to Secured Scheme Creditors and Unsecured Scheme Creditors if the Scheme were implemented, which dividend must be calculated as if a winding up follows the implementation of the Schemes even though it would not do so in your opinion. If you conclude in response to (a) above that the Scheme Companies would be solvent following the implementation of the Schemes, in order to reduce the risk that a reader of your report might be confused by the use of the term “expected dividend” in circumstances where the Scheme Companies are not being wound up, we request that where you are addressing the calculation described in (d) above in your report you refer to implied value of the interests of the Secured Scheme Creditors and the Unsecured Scheme Creditors (Implied Value) instead of “expected dividend”.

(e)	The likely outcome for the Group should the Schemes not be implemented:

(i)	having regard to the Scheme Companies’ existing financial position, and projections; and

(ii)	for the purposes of considering this matter only, assuming that there is no standstill in place in respect of the interest payments due to the Secured Scheme Creditors and the Unsecured Scheme Creditors on 1 April 2017.

2.3	The KordaMentha Report should include a schedule listing the data, reports and other information (to the extent this material is not set out in the body of the KordaMentha Report) which has been used to prepare the KordaMentha Report.

2.4	You are also instructed to read the following enclosed documents:

(a)	Expert Witness Code of Conduct from the Uniform Civil Procedure Rules 2005 (NSW) and to acknowledge in the KordaMentha Report that you have done so and agree to comply with it; and

(b)	Regulatory Guide 112 issued by ASIC on 30 March 2011 and to acknowledge in the KordaMentha Report that you have done so and consider that you are independent in accordance with the requirements of Regulatory Guide 112 and that you consider that you have complied with the terms of that document.

2.5	You are also instructed to disclose in the KordaMentha Report the existence of any engagements you have had with the Group.

3.	COURT PROCEEDINGS AND THE USE OF THE KORDAMENTHA REPORT

3.1	You agree that the directors of the Scheme Companies may rely on the KordaMentha Report for, amongst other things, considering whether the Scheme Companies would be solvent (within the meaning of section 95A of the Act) following implementation of the Schemes.

3.2	You agree to the inclusion of the KordaMentha Report as:

(a)	an annexure to the Explanatory Statements to be provided by the Scheme Companies to the Secured Scheme Creditors, Unsecured Scheme Creditors and others (including ASIC and the ASX) in relation to the Schemes;

(b)	an annexure to a notice of meeting to the shareholders of the Scheme Companies; and

(c)	an annexure to any prospectus issued in connection with the Scheme Companies.

KordaMenth – Dividend and solvency analysis	1 May 2017	Page 4

3.3	Schemes of arrangement are subject to Court approval. Any applications by the Scheme Companies will require the following documents to be included in the applications to the Court:

(b)	the KordaMentha Report; and

(d)	an affidavit from Scott Kershaw / Jenny Nettleton introducing and annexing or exhibiting the KordaMentha Report and verifying the opinions contained therein.

3.4	You agree to the KordaMentha Report being used in the proceedings before the Court relating to the Schemes, and to the provision of affidavits by Scott Kershaw / Jenny Nettleton in relation to the KordaMentha Report in the Court proceedings.

4.	CONFIDENTIALITY

4.1	Your services as independent expert may require you to receive confidential and/or proprietary information or property of the Scheme Companies. You agree to maintain all documents, information and things obtained in connection with this matter in strict confidence. You agree to maintain any reports, work papers, memoranda or summaries which may be prepared in connection with the engagement by you or personnel assisting you in strict confidence. You agree not to disclose these things to any person or use them for any purpose apart from assisting Ashurst and the Scheme Companies in relation to this matter, and you agree to ensure your personnel are obliged to do the same. You agree to retain all such material, subject to our instructions.

4.2	Apart from engaging with us, the Scheme Companies and its authorised personnel or consultants, and the giving of evidence in the Court proceedings:

(a)	you must keep all communications between us confidential (including the contents of this letter). It is a condition of this engagement that you take all reasonable measures to protect the confidentiality of, and any privilege attaching to, these communications;

(b)	you must not disclose to anyone the content of any confidential oral or written communication relating to this engagement;

(c)	no other use, disclosure or dissemination of such materials or information gained in connection with this engagement is to be made without prior written consent, except as may be required by law; and

(d)	you must not discuss any aspect of this matter with any other person, or inform them of your involvement in this matter, without our prior written consent.

4.3	There may be specific confidentiality orders applying to the Court proceedings described above. We will advise you if and when such orders apply to you. If you are ever in doubt about what may be discussed with others, please contact us to ensure there is no inadvertent breach of this agreement or any Court orders.

4.4	Please mark any written communications (including emails) and reports involving this matter “Privileged and Confidential”. Please address all letters and faxes in connection with your services to:

Privileged and Confidential

Attention: James Marshall

Ashurst Australia

Level 11, 5 Martin Place

Sydney NSW 2000

4.5	All documents obtained in the course of this engagement must be returned to us upon request. The obligations in this letter expressly apply to both you and any personnel

KordaMenth – Dividend and solvency analysis	1 May 2017	Page 5

providing assistance to you. The obligations in this letter survive expiration or termination of this engagement.

5.	YOUR FEES

We confirm that the Scheme Companies will ultimately be responsible for your fees for the preparation of the independent expert report.

6.	CONFIRMATION

Please confirm whether KordaMentha agrees to the terms of this engagement, including the confidentiality requirements, by return letter.

Please contact James Marshall or Camilla Clemente should you require any further information or confirmation, or if you have any questions or issues in relation to this letter or otherwise.

Yours faithfully

/s/ Ashurst Australia
Ashurst Australia

Uniform Civil Procedure Rules 2005

Current version for 7 April 2017 to date (accessed 1 May 2017 at 09:33)

Schedule 7

Schedule 7 Expert witness code of conduct

(Rule 31.23)

1	Application of code

This code of conduct applies to any expert witness engaged or appointed:

(a)	to provide an expert’s report for use as evidence in proceedings or proposed proceedings, or

(b)	to give opinion evidence in proceedings or proposed proceedings.

2	General duties to the Court

An expert witness is not an advocate for a party and has a paramount duty, overriding any duty to the party to the proceedings or other person retaining the expert witness, to assist the court impartially on matters relevant to the area of expertise of the witness.

3	Content of report

Every report prepared by an expert witness for use in court must clearly state the opinion or opinions of the expert and must state, specify or provide:

(a)	the name and address of the expert, and

(b)	an acknowledgement that the expert has read this code and agrees to be bound by it, and

(c)	the qualifications of the expert to prepare the report, and

(d)	the assumptions and material facts on which each opinion expressed in the report is based (a letter of instructions may be annexed), and

(e)	the reasons for and any literature or other materials utilised in support of each such opinion, and

(f)	(if applicable) that a particular question, issue or matter falls outside the expert’s field of expertise, and

(g)	any examinations, tests or other investigations on which the expert has relied, identifying the person who carried them out and that person’s qualifications, and

(h)	the extent to which any opinion which the expert has expressed involves the acceptance of another person’s opinion, the identification of that other person and the opinion expressed by that other person, and

(i)	a declaration that the expert has made all the inquiries which the expert believes are desirable and appropriate (save for any matters identified explicitly in the report), and that no matters of significance which the expert regards as relevant have, to the knowledge of the expert, been withheld from the court, and

(j)	any qualification of an opinion expressed in the report without which the report is or may be incomplete or inaccurate, and

(k)	whether any opinion expressed in the report is not a concluded opinion because of insufficient research or insufficient data or for any other reason, and

Published by NSW Parliamentary Counsel’s Office on www.legislation.nsw.gov.au	Page 1 of 2

Uniform Civil Procedure Rules 2005 [NSW]

(1)	where the report is lengthy or complex, a brief summary of the report at the beginning of the report.

4	Supplementary report following change of opinion

(1)	Where an expert witness has provided to a party (or that party’s legal representative) a report for use in court, and the expert thereafter changes his or her opinion on a material matter, the expert must forthwith provide to the party (or that party’s legal representative) a supplementary report which must state, specify or provide the information referred to in clause 3 (a), (d), (e), (g), (h), (i), (j), (k) and (l), and if applicable, clause 3 (f).

(2)	In any subsequent report (whether prepared in accordance with subclause (1) or not), the expert may refer to material contained in the earlier report without repeating it.

5	Duty to comply with the court’s directions

If directed to do so by the court, an expert witness must:

(a)	confer with any other expert witness, and

(b)	provide the court with a joint report specifying (as the case requires) matters agreed and matters not agreed and the reasons for the experts not agreeing, and

(c)	abide in a timely way by any direction of the court.

6	Conferences of experts

Each expert witness must:

(a)	exercise his or her independent judgment in relation to every conference in which the expert participates pursuant to a direction of the court and in relation to each report thereafter provided, and must not act on any instruction or request to withhold or avoid agreement, and

(b)	endeavour to reach agreement with the other expert witness (or witnesses) on any issue in dispute between them, or failing agreement, endeavour to identify and clarify the basis of disagreement on the issues which are in dispute.

Current version for 7 April 2017 to date (accessed 1 May 2017 at 09:33)	Page 2 of 2

REGULATORY GUIDE 112

Independence of experts

March 2011

About this guide

This is a guide for any person who commissions, issues or uses an expert report.

It explains how ASIC interprets the requirement that an expert is independent of the party that commissions the expert report (commissioning party) and other interested parties.

Note: An interested party is a person with an interest in the outcome of the transaction different from the interest of the general body of security holders.

REGULATORY GUIDE 112: Independence of experts

About ASIC regulatory documents

In administering legislation ASIC issues the following types of regulatory documents.

Consultation papers: seek feedback from stakeholders on matters ASIC is considering, such as proposed relief or proposed regulatory guidance.

Regulatory guides: give guidance to regulated entities by:

•	explaining when and how ASIC will exercise specific powers under legislation (primarily the Corporations Act)
•	explaining how ASIC interprets the law
•	describing the principles underlying ASIC’s approach
•	giving practical guidance (e.g. describing the steps of a process such as applying for a licence or giving practical examples of how regulated entities may decide to meet their obligations).

Information sheets: provide concise guidance on a specific process or compliance issue or an overview of detailed guidance.

Reports: describe ASIC compliance or relief activity or the results of a research project.

Document history

This version was issued on 30 March 2011 and is based on legislation and regulations as at 30 March 2011. The reference to the relief instrument in RG 112.37 was updated in August 2015 because this instrument was reviewed as part of the sunsetting of legislative instruments under the Legislative Instruments Act 2003.

Previous versions:

•	Superseded Regulatory Guide 112, issued 30 October 2007

Disclaimer

This guide does not constitute legal advice. We encourage you to seek your own professional advice to find out how the Corporations Act and other applicable laws apply to you, as it is your responsibility to determine your obligations.

Examples in this guide are purely for illustration; they are not exhaustive and are not intended to impose or imply particular rules or requirements.

© Australian Securities and Investments Commission March 2011	Page 2

REGULATORY GUIDE 112: Independence of experts

© Australian Securities and Investments Commission March 2011	Page 3

Table of Contents	REGULATORY GUIDE 112: Independence of experts

A	Overview

Key points

This guide gives ASIC’s view on:

•	the need for an expert to be independent (see Section B);

•	how previous and existing relationships with commissioning and other interested parties may affect the independence of an expert (see Section C);

•	how an expert should deal with the commissioning party and other interested parties to maintain its independence (see Section D); and

•	when and how an expert should use a specialist when preparing an expert report (see Section E).

Reports covered by this guide

RG 112.1	This guide focuses on reports prepared for transactions under Chs 2E, 5, 6 and 6A of the Corporations Act 2001 (Corporations Act), whether the reports are required in the Corporations Act or are commissioned voluntarily. The principles in this guide may also be relevant to independent expert reports commissioned for other purposes—for example, specialist reports like geologist reports or traffic forecast reports (see Section E) for inclusion in Ch 6D disclosure documents and Ch 7 Product Disclosure Statements (PDSs).

RG 112.2	We consider that security holders regard an expert report as being prepared by an independent expert irrespective of whether the report has been prepared voluntarily or because it is required under statute.

RG 112.3	This approach is consistent with the obligations on the holder of an Australian financial services licence (AFS licensee) to manage conflicts of interest. An AFS licensee’s obligation to manage conflicts of interest applies to all of its activities as an AFS licensee and, as such, an expert who holds an AFS licence needs to manage conflicts of interest in respect of all expert reports it prepares.

RG 112.4	This guide does not apply to independent or investigating accountant reports.

Underlying principles

RG 112.5	An expert report that is biased frustrates rather than assists informed decision-making. Security holders will assume that an expert report is an independent opinion and will be misled if the opinion is not.

© Australian Securities and Investments Commission March 2011	Page 4

Table of Contents	REGULATORY GUIDE 112: Independence of experts

RG 112.6

Brooking J described the role of an expert in Phosphate Co-operative v Shears (No 3) (1988) 14 ACLR 323 (Pivot) at 339 in the following terms:

Those who prepare experts’ reports in company cases carry a heavy moral responsibility, whatever their legal duties may be. These reports are either required by the [Corporations Act] or provided by way of analogy with those requirements. In either case, they are supposed to be for the protection of individuals who are being invited to enter into some kind of transaction. Unless high [independence] standards are observed by those who prepare these reports, there is a danger that systems established for the protection of the investing public will, in fact, operate to their detriment through reliance on these reports and on the reputations of those who furnish them. In lending his name, the expert will often, as in this case, be lending a name to conjure with ... The expert’s integrity and freedom from baneful influences are essential.

RG 112.7	The Corporations Act indicates the need for an expert to be independent:

(a)	an expert must not be associated with certain interested parties, and must disclose certain interests and relationships, when preparing reports required by the Corporations Act for:

(i)	a takeover bid under Ch 6 (s648A);

(ii)	a scheme of arrangement (reg 5.1.01 and Sch 8, cls 8303 and 8306 of the Corporations Regulations 2001 (Corporations Regulations)); and

(iii)	a compulsory acquisition or buy-out under Ch 6A (s667B); and

(b)	as an AFS licensee, an expert needs to establish and maintain systems to comply with its obligations to manage conflicts of interest.

© Australian Securities and Investments Commission March 2011	Page 5

Table of Contents	REGULATORY GUIDE 112: Independence of experts

B	Expert needs to be independent

Key Points

An expert should be, and should appear to be, independent: see RG 112.8-RG 112.15.

An expert should give an opinion that is genuinely its own opinion: see RG 112.16-RG 112.20.

Independence

RG 112.8	The Corporations Act contains indicators that an expert must be, and must appear to be, independent in the provisions requiring an expert report for certain takeover bids, schemes of arrangement, for any compulsory acquisition and in the AFS licensee conflicts management provisions.

RG 112.9	The need for an expert to be, and to appear to be, independent is also indicated in case law establishing that the independence of an expert is critical for the protection of security holders. Mullighan J observed in Duke Group v Pilmer (1998) 27 ACSR 1 at 268:

It may be seen that a true state of independence on the part of the expert is crucial to the efficacy of the [takeover] process and for the protection of the public generally and the company and its members in particular.

RG 112.10	We will consider regulatory action if we have concerns about the independence of an expert: see Regulatory Guide 111 Content of expert reports (RG 111) at RG 111.128-RG 111.130.

Note: In addition to the term ‘independence’, language also used by the courts, our policies and commentators include: ‘impartial judgment’; ‘disinterested’; ‘objective’; ‘unbiased’; ‘genuine expression of opinion’; ‘integrity’ and, negatively: ‘conflict of interest’; ‘compromised’; ‘collusion’ and ‘acting in a partisan capacity’.

AFS licensee obligations to manage conflicts

RG 112.11	An expert report typically includes a statement of opinion or recommendation intended to influence investors in making a decision on a financial product: s766B(1). This means the expert report usually constitutes financial product advice, triggering the need for an AFS licence: s766A and 911A(1). Accordingly, in most cases, an expert who prepares an independent expert report that will be made available to retail investors will hold an AFS licence.

RG 112.12	Under s912A(1)(aa), an AFS licensee must:

have in place adequate arrangements for the management of conflicts of interest that may arise wholly, or partially, in relation to activities

© Australian Securities and Investments Commission March 2011	Page 6

Table of Contents	REGULATORY GUIDE 112: Independence of experts

undertaken ... in the provision of financial services as part of the financial services business of the licensee or the representative ...

RG 112.13	This conflicts management obligation applies irrespective of:

(a)	whether the expert states that it is independent of the commissioning party;

(b)	any requirement that the expert not be an associate of the commissioning party or any other interested party to a transaction (e.g. s648A); or

(c)	whether the expert report has been prepared to meet a statutory obligation.

RG 112.14	Whether an expert’s conflicts management arrangements (i.e. measures, processes and procedures) are adequate will depend on the nature, scale and complexity of the expert’s business and the circumstances of the expert’s engagement. The expert should document its conflicts management policies and procedures. The expert should keep records demonstrating how it has complied with those procedures. General guidance on these obligations is provided in Regulatory Guide 181 Licensing: Managing conflicts of interest (RG 181) at RG 181.10-RG 181.11.

RG 112.15	Expert reports are exempt from the licensing regime (reg 7.6.01(u)) when the advice is an opinion on matters other than financial products (e.g. a geologist report) and:

(a)	it does not include advice on a financial product;

(b)	the document includes a statement that the person is not operating under an AFS licence when giving the advice; and

(c)	the expert discloses remuneration, interests and relationships.

Genuine opinion

RG 112.16	The courts have required the opinion of an expert to be genuine and a product of the expert’s professional judgment. An expert’s opinion that is tailored to support the views of the commissioning party or any other interested party is not a genuine opinion. It may also be misleading or deceptive.

RG 112.17	A court found that a commissioning party’s active role in shaping an expert report meant that the expert report was not the product of ‘an exercise of judgment’ by the expert ‘uninfluenced by pressure brought to bear by or on behalf of [the commissioning party]’ and was not ‘a genuine expression of opinion ... but was the result of an exercise carried out for the purpose of arriving at a desired result’: Pivot at 340 and 342 per Brooking J.

RG 112.18	An expert is subject to statutory obligations to avoid making misleading or deceptive statements and engaging in misleading or deceptive conduct.

© Australian Securities and Investments Commission March 2011	Page 7

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Note: See, for example, s412(8), 670A(1)(h), 1041E, 1041F and 1041H and s12DA of the Australian Securities and Investments Act 2001 (ASIC Act).

RG 112.19	An expert has been found to have engaged in misleading or deceptive conduct when the expert did not hold the opinions expressed in the expert report: MGICA v Kenny & Good (1996) 140 ALR 313 at 356-357 (a case involving a property valuation).

RG 112.20	Similarly in Reiffel v ACN 075 839 226 (2003) 45 ACSR 67 at 92-93, the court held that the expert report was misleading and deceptive in circumstances when ‘there was no reasonable basis for the [expert’s] statement in the report’ and the expert ‘did not hold the opinion it expressed’. The court held that the expert should have disclosed that it disagreed with the methodology used by a promoter in its forecasts and disclosed the methodology that the expert in fact used.

© Australian Securities and Investments Commission March 2011	Page 8

Table of Contents	REGULATORY GUIDE 112: Independence of experts

C	Relationship between the expert and the commissioning party

Key Points

An expert should identify relationships and interests that may affect, or may be perceived to affect, the expert’s ability to prepare an independent report: see RG 112.21-RG 112.24.

The expert should then consider whether, on the basis of that relationship or interest:

•	it should decline the engagement (see RG 112.25-RG 112.27); or

•	the relationship or interest can be adequately dealt with by way of disclosure in the expert report (see RG 112.28-RG 112.37).

The expert may also need to take other actions to manage a conflict of interest: see RG 112.38.

Before engaging an expert, a commissioning party should be satisfied that the expert is independent and has sufficient expertise and resources to provide a thorough report: see RG 112.39-RG 112.41.

Note: A reference to expert in this guide is to the person or entity that issues the report. In most cases, this will be a corporate entity holding an AFS licence, even though a senior director or employee may sign the report in the name of the corporate entity and be principally responsible for preparing the report.

Identifying relationships

RG 112.21	Previous and existing relationships may threaten, or appear to threaten, the independence of an expert. The objectivity of an expert may also be compromised, or called into question, if the expert has an interest in the outcome of the transaction that is the subject of its report.

RG 112.22	The closer the relationship between the expert and a commissioning party or any other interested party, the greater the onus on the expert to demonstrate the absence of bias.

RG 112.23	In identifying relationships and interests that may affect, or may be perceived to affect, the expert’s ability to prepare an independent report, the expert should not only identify relationships with, and interests of, the expert but also of:

(a)	the expert’s associates;

(b)	those directors and senior employees who are principally responsible for preparing and issuing the expert report; and

(c)	the spouse, children and associates of the directors and senior employees who are principally responsible for preparing and issuing the expert report.

RG 112.24	The need to undertake this identification process also arises from the obligation to manage conflicts of interest if the expert is an AFS licensee.

© Australian Securities and Investments Commission March 2011	Page 9

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Declining the engagement

RG 112.25	An expert should seriously consider declining an engagement when:

(a)	a person to be involved in preparing the expert report is an officer of the commissioning party or an interested party;

(b)	the expert, a director or a senior employee who is involved in preparing the expert report has a substantial interest in or is a substantial creditor of the commissioning party or has other material financial interests in the relevant transaction;

(c)	the expert has participated in strategic planning work for the commissioning party as a lawyer, financial consultant, tax adviser or accountant, whether in connection with the relevant transaction or generally (e.g. advising on possible takeovers or takeover defences); or

(d)	the expert has acted as a lawyer, financial consultant, tax adviser or accountant to the commissioning party (other than providing professional services strictly for compliance purposes rather than strategic or operational decisions or planning).

RG 112.26	The Corporations Act specifically states that an expert must decline an engagement for the preparation of an expert report in each of the following circumstances:

(a)	when the report is to be cited or included in a target statement if the expert is an ‘associate’ (as defined in s12) of the bidder or the target and the bidder has 30% or more of the voting power in the target entity or there are common directors of the target and the bidder (s640 and 648A(2));

(b)	when the report is to be cited or included in a bidder’s statement if the expert is an ‘associate’ (as defined in s12) of the bidder or the target and the consideration for a pre-bid stake acquired in a target was unquoted securities (s636(1)(h)(iii), 636(2) and 648A(2));

(c)	when the report is to be cited or included in the explanatory statement for a scheme of arrangement if the expert is an ‘associate’ (as defined in s12) of the parties to the scheme if the other party to a reconstruction in a scheme of arrangement has at least 30% of the voting shares of the scheme company or there are common directors (reg 5.1.01(b) and Sch 8, cls 8303 and 8306 of the Corporations Regulations); and

(d)	if the expert is an ‘associate’ (as defined in s12) of the person issuing a compulsory acquisition or buy-out notice (s663B, 664C, 665B and 667B).

RG 112.27	An expert’s AFS licensee obligations to manage conflicts of interest may oblige an expert to decline engagements in some circumstances. Licensee experts may be offered an engagement in which relationships and interests pose such a serious risk of conflict of interest that the threat to the expert’s

© Australian Securities and Investments Commission March 2011	Page 10

Table of Contents	REGULATORY GUIDE 112: Independence of experts

independence cannot be adequately managed through disclosure or internal controls. The only way an expert can adequately manage these threats is to avoid them and the expert’s conflicts management policies and procedures should give specific guidance on circumstances when it should decline engagements: see RG 181.42–RG 181.43 and RG 181.60.

Disclosing relationships and interests

Requirement

RG 112.28	As security holders rely on an expert report, they should be clearly informed about any relationships or interests (including financial or other interests) that could reasonably be regarded as relevant to the independence of the expert. This requirement arises from the Corporations Act and case law: see ANZNominees v Wormald (1988) 13 ACLR 698 at 707.

RG 112.29	Disclosure of relationships or interests is required under the Corporations Act for an expert report when the report is required to be included in:

(a)	a target statement, when the bidder has 30% or more of the voting power in the target entity or there are common directors of the target and the bidder (s648A(3));

(b)	a bidder’s statement, when the consideration for a pre-bid stake acquired in a target is unquoted securities (s648A(3)); and

(c)	a compulsory acquisition or buy-out notice (s667B(2)).

RG 112.30	Similarly, as an AFS licensee, an expert needs to make appropriate disclosure of conflicts of interest to commissioning parties and to those relying on the report as part of the conflicts management obligation: see RG 181.49–RG 181.63.

Content of disclosure

RG 112.31	An expert should prominently disclose in the report:

(a)	the business or professional relationships with a commissioning party or any other interested party;

(b)	any financial or other interest that could reasonably be regarded as capable of affecting the expert’s ability to give an unbiased opinion on the matter being reported on; and

(c)	any fee or benefit (whether direct or indirect) to be received in connection with the report (s648A(3) and 667B(2)).

RG 112.32	If an expert has, within the previous two years, valued assets representing more than a de minimus (i.e. trivial) proportion by value of the assets that it

© Australian Securities and Investments Commission March 2011	Page 11

Table of Contents	REGULATORY GUIDE 112: Independence of experts

has been engaged to value for the commissioning party, this should also be prominently disclosed in the report.

Note: Disclosure is also required by RG 112.31 if the expert was previously engaged to value the relevant assets by the commissioning party or any other interested party.

RG 112.33	These disclosures should be made in all expert reports irrespective of whether the report is required to be prepared by the Corporations Act or is voluntarily commissioned and supplied to security holders.

RG 112.34	These disclosures should relate to relationships or interests existing at the time of preparation of the report or existing in the previous two years. This two-year period is a minimum period for disclosure and earlier relationships might be so significant that they warrant disclosure as well.

Note: In Duke Group v Pilmer, Mullighan J referred to this benchmark with approval (at 268).

RG 112.35	Disclosures should be timely, prominent, specific and meaningful. An expert should not use ‘boilerplate’ disclosures (e.g. that the expert has been paid ‘a normal professional rate’). An actual amount should be shown for fees paid to an expert for the report.

RG 112.36	When an expert report is cited or included in a bidder’s statement in which any securities in the bidder (or a person who controls the bidder) are offered as consideration under the bid, these disclosures must also meet the specific disclosure obligations that apply to prospectuses under s711(2)–(4), including:

(a)	any interests that the expert has in the bidder; and

(b)	any fees or benefits given or agreed for the expert’s services (s636(1)(g)).

RG 112.37	As an expert report will usually constitute financial services advice, an expert will need to give retail investors a Financial Services Guide (FSG). We have given relief to allow an expert to include a FSG as a separate and clearly identifiable part of an expert report: see ASIC Corporations (Financial Services Guides) Instrument 2015/541. In view of this relief, we consider that an expert should include all of its disclosure of interests and benefits, whether flowing from the FSG requirements, conflicts management, s648A or case law, in the FSG rather than duplicating that disclosure in another part of the expert report.

Other measures

RG 112.38	In addition to disclosing any conflict of interest, an expert will need to consider whether other measures to properly manage the conflict of interest are appropriate (e.g. implementing information barriers): see RG 181.35–RG 181.37.

© Australian Securities and Investments Commission March 2011	Page 12

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Commissioning an expert

RG 112.39	In commissioning an expert, a commissioning party should consider whether the expert is independent and whether the expert has sufficient expertise and resources to give a thorough opinion on the proposed transaction. The quality of an expert report may be affected if this is not the case. If an expert considers that it is not independent or does not have sufficient expertise or resources to give a thorough opinion, it should decline the engagement.

RG 112.40	In selecting an appropriate expert, we consider that relevant factors are likely to include:

(a)	whether the expert has adequate resources (which may include access to appropriate third party specialists) to perform the necessary work;

(b)	the qualifications of the expert and whether the expert has the requisite level of technical expertise (including whether the expert meets the requirements of any relevant industry codes);

(c)	the experience of the expert. For example, a commissioning party may ask what comparable transactions the expert has given an opinion on and whether that experience is relevant to the current transaction;

(d)	whether the expert can meet the timeframe required for the report to be produced; and

(e)	whether there are any independence issues.

RG 112.41	While a commissioning party should satisfy itself that an expert is competent, it should ensure that any pre-engagement discussions do not compromise the expert’s independence. For example, these discussions should not deal with how the expert proposes to evaluate the transaction or the merits of the transaction: see RG 112.46–RG 112.48.

© Australian Securities and Investments Commission March 2011	Page 13

Table of Contents	REGULATORY GUIDE 112: Independence of experts

D	Expert’s conduct in preparing its report

Key Points

An expert should:

•	obtain written terms of engagement from the commissioning party before commencing work;

•	take care to avoid any communication with the commissioning party or any other interested party that may undermine, or appear to undermine, independence; and

•	consent to the use or incorporation of its report.

Commissioning parties should be careful not to release the conclusions of an expert report in advance of the final report.

Interactions with commissioning party

Terms of engagement

RG 112.42	Before commencing work, an expert should obtain written terms of engagement from the commissioning party that:

(a)	set out the scope and purpose of the report;

(b)	set out the facts of the proposal and relevant data;

(c)	recognise the expert’s right to refuse to give an opinion or report at all if it is not given the information and explanations it requires to prepare the report;

(d)	give the expert the same access to the commissioning party’s records as the auditor of the commissioning party; and

(e)	set out the fee.

Approval of appointment

RG 112.43	It is possible that some directors of a commissioning party may have a conflict of interest in the proposed transaction, such as cross-directorships held in the target and the bidder. In these circumstances, the expert and commissioning party should ensure that the directors without a conflict select and engage the expert.

RG 112.44	The commissioning party should ensure that the method by which an expert is appointed, and the scope of its engagement, is consistent with the concepts of independence and perceived independence of the expert. For example, it may be appropriate to have a non-executive director oversee the appointment process if management is likely to be perceived to have a strong interest in the outcome of the expert report.

© Australian Securities and Investments Commission March 2011	Page 14

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Expert’s fee

RG 112.45	We will consider that an expert is not independent if the amount it is to receive for the expert report depends in any way on the outcome of the transaction to which the report relates. This is consistent with the requirement that a person who provides financial services must not hold itself out as ‘independent’, ‘impartial’ or ‘unbiased’ if it is paid success fees or has a conflict of interest arising from a relationship with an issuer of financial products that might reasonably be expected to influence the report: s923A.

Manner of communication

RG 112.46	Ensuring security holders receive an objective expression of opinion in an expert report involves more than identifying and dealing with previous or existing relationships or interests. An expert’s objectivity, or the appearance of objectivity, may be undermined by the interactions between the expert and the commissioning and other interested parties.

RG 112.47	We are likely to view the following interactions as indicators of a lack of independence:

(a)	the commissioning party having rejected another expert after the expert disclosed its likely approach to evaluating the proposal;

(b)	an expert attending discussions on the development of the transaction, the merits of the transaction or on strategies to be adopted by the commissioning party;

(c)	an expert taking instructions from, or holding discussions with, a commissioning party, its advisers or any interested party on the choice of methodologies for the report or evaluation of the transaction (including the underlying assumptions or reasoning), although the expert may interrogate those parties for the purpose of the expert’s own analysis;

(d)	an expert accepting from a commissioning party, its advisers or any interested party their analysis of the transaction, although the expert may interrogate those parties for the purpose of the expert’s own analysis;

(e)	the expert discussing preliminary views or findings with the commissioning party or any other interested party;

(f)	the expert entering into a success fee arrangement with the commissioning party or any other interested party;

(g)	the expert discussing future business relationships with the commissioning party or any other interested party before finalising the report. This includes refraining from cross-selling other services of the expert; and

(h)	the expert changing its opinion at the suggestion of the commissioning party or any other interested party without adequate explanation: see RG 112.56–RG 112.57.

© Australian Securities and Investments Commission March 2011	Page 15

Table of Contents	REGULATORY GUIDE 112: Independence of experts

RG 112.48	We expect that an expert who is an AFS licensee will include in its internal policies and procedures guidelines to address:

(a)	communications and interactions with the commissioning party and any other interested party during the commissioning of the expert and the preparation of the report;

(b)	remuneration arrangements; and

(c)	supervision of the preparation of the report.

Preparing the report

Access to information

RG 112.49	The expert, not the commissioning party, should determine what information will be required for the report. The commissioning party should give the expert all the information it is aware of about the subject of the expert report, in sufficient detail to enable the expert to determine its relevance.

RG 112.50	If the expert is not given access to the records it requires, or is given an unduly short time to complete the report (relative to any applicable statutory time constraints), it should consider refusing to prepare a report at all. An expert should not prepare an unsatisfactory report and attempt to deal with deficiencies in the report by disclaiming responsibility.

Communication

RG 112.51	An expert and its commissioning party may communicate and meet with each other during the preparation of the expert report for the expert to:

(a)	discuss the progress of the report;

(b)	gain access to information;

(c)	ascertain matters of fact or to correct factual errors (Re Matine (1998) 28 ACSR 268 at 288); and

(d)	interrogate the commissioning party or another interested party for the purposes of its own analysis.

RG 112.52	To help maintain independence and negate any inference of bias, we consider that an expert should direct and lead all meetings and discussions with the commissioning party, its advisers and any other interested party. The expert should keep appropriate file notes of discussions and retain copies of documents worked on in discussions with the commissioning party, its advisers and any other interested party.

RG 112.53	Brooking J in Pivot at 339 summarised this issue in the following terms:

The guiding principle must be that care should be taken to avoid any communication which may undermine, or appear to undermine, the independence of the expert.

© Australian Securities and Investments Commission March 2011	Page 16

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Drafts of reports

RG 112.54	An expert may give draft copies of parts of its report to a commissioning party or its advisers for factual checking before delivery of a full draft copy of the report. These early drafts should not contain the expert’s analysis of the transaction, the merits of a transaction or the methodologies employed: Pivot at 339.

RG 112.55	The expert should only provide a full draft copy of the report to the commissioning party for factual checking when the expert is reasonably assured that the conclusions in the report are unlikely to change.

RG 112.56	If a commissioning party or an adviser disagrees with the expert’s analysis in a draft of the expert report, the report should only be altered if the expert is persuaded that all or part of the expert’s assessment is based on an error of fact. We would expect an expert, in this situation, to independently reassess the whole or relevant part of the report based on its view of the revised facts.

RG 112.57	After a full draft copy of an expert report has been provided to a commissioning party or its advisers, any alteration of the report made at the suggestion of the commissioning party or its advisers that affects an expert’s analysis of the transaction or the expert’s conclusions should be clearly and prominently disclosed in the report. This disclosure should include an explanation of the changes, the reasons why the expert considered the changes appropriate and the significance of the changes to the expert’s opinion.

RG 112.58	Minor factual corrections made at the suggestion of the commissioning party or its advisers that are immaterial to an expert’s analysis, conclusions or opinion need not be disclosed in the report.

Use and distribution

RG 112.59	If a party commissions two or more reports, a copy of each report should be sent to security holders. This should be done regardless of whether more than one report is prepared by the same expert or by different experts: Pivot at 339. It should also be done regardless of whether the commissioning party is obliged to do so under s648A(1).

RG 112.60	An expert should deliver its final, signed report to the commissioning party even if the commissioning party requests otherwise (unless the transaction is discontinued or varied substantially).

RG 112.61	The directors of a commissioning party should not adopt or recommend that security holders accept the findings of an expert report without critically analysing the report. The directors should satisfy themselves that the information relied on in the report is accurate and that the report has not omitted material information known to the directors but not given to the expert.

© Australian Securities and Investments Commission March 2011	Page 17

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Release of conclusions of expert reports

RG 112.62	An expert report needs to contain sufficient information to assist security holders to make a decision, including providing details of the methodologies and material assumptions on which the report is based, together with any qualifications: see RG 111.64-RG 111.79. The directors of a commissioning party need to ensure that an expert report is not used or referred to in a way that may be misleading or deceptive.

RG 112.63	If a commissioning party releases the conclusions of an expert report in advance of the final report, this is likely to be misleading or deceptive, particularly if the final report contains any ’surprises’ for a person who has only read the conclusions. Releasing conclusions without providing relevant supporting information may cause confusion or uncertainty since security holders and the market will not be able to determine whether those conclusions are reasonable.

Note: In Re Origin Energy Limited 02 [2008] ATP 23, the Takeovers Panel considered that it was potentially misleading to quote the conclusions of a technical expert’s report in a target’s statement without giving shareholders a copy of the report or the underlying assumptions and qualifications.

RG 112.64	Consequently, a commissioning party that releases the conclusions of an expert report in advance of the final report risks regulatory action for contravention of the misleading or deceptive conduct provisions or other regulatory action. For example, if a report is provided in relation to a bid, the commissioning party risks an application by us, or another party, to the Takeovers Panel for a declaration of unacceptable circumstances.

RG 112.65	There may be limited situations in which a commissioning party’s continuous disclosure obligations will require disclosure of the conclusions of an expert report in advance of the final report (e.g. if confidentiality has been lost before the final report is ready for release to the market). Commissioning parties and experts should put in place processes that minimise the risk that preliminary disclosure will be required before the report has been finalised. If preliminary disclosure is required, commissioning parties should ensure that this is done in a way that is not misleading or confusing (e.g. by highlighting the limitations of the preliminary disclosure and providing all available material information about the report).

Consent of expert

RG 112.66	An expert report may only be incorporated or referred to in a bidder’s statement or target statement if the expert has consented to the use of the report in the form and context in which it appears: s636(3) and 638(5). Before consenting, the expert should consider whether the report has been accurately reproduced and used for the purpose for which it was commissioned. The expert should also consider the appropriateness, or otherwise, of express or implied representations about its report, the conclusions or recommendations: see Regulatory Guide 55 Prospectus and PDS: Consent to quote (RG 55), which also applies to the consent obligations in s636(3) and 638(5).

© Australian Securities and Investments Commission March 2011	Page 18

Table of Contents	REGULATORY GUIDE 112: Independence of experts

E	Use of specialists

Key Points

If an expert does not have the necessary specialist expertise on a matter that must be determined for the purposes of the report, it should retain an appropriate specialist for that matter who is independent of the commissioning party: see RG 112.67–RG 112.70.

The specialist should report to the expert rather than the commissioning party: see RG 112.71–RG 112.72.

The expert should ensure that the specialist has consented to the use of its report: see RG 112.73–RG 112.77.

Engagement of specialists

RG 112.67	It is the expert’s responsibility to:

(a)	determine that a specialist’s assistance is required on a matter that must be determined for the purposes of the report;

(b)	select the specialist and ensure that the specialist is competent in the field;

(c)	negotiate the scope and purpose of the specialist’s work and ensure that this is clearly documented in an agreement (though the agreement may be with the commissioning party or the expert); and

(d)	be satisfied that the specialist is independent of, and is perceived to be independent of, the commissioning party and any other interested party.

RG 112.68	We consider best practice would be for the expert to pay the specialist its fees and recover those fees from the commissioning party.

RG 112.69	We would expect a specialist report to be specifically commissioned and prepared for the transaction the subject of the expert report. We would also expect the expert to make it clear to the specialist that the report is being commissioned for inclusion in the expert report. If the specialist report is not prepared specifically for the current transaction, this should be clearly explained to security holders. The Takeovers Panel in Re Great Mines Limited [2004] ATP 01 expressed the disclosure requirement in the following terms (at [56]):

Wherever a report is re-used in this way, however, shareholders should be advised of the purpose for which the report was prepared. It would be inappropriate to re-use a report in this way to satisfy a requirement for an independent experts report and in general, it would be misleading to describe a report re-used in this way as independent.

RG 112.70	While these comments were made in the context of an independent expert report, we consider they are equally applicable to the use of a specialist report.

© Australian Securities and Investments Commission March 2011	Page 19

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Review of specialist report

RG 112.71	The expert should:

(a)	critically review the specialist report, particularly to consider whether the specialist has used assumptions and methodologies which appear to be reasonable and has drawn on source data which appears to be appropriate in the circumstances;

(b)	have reasonable grounds for believing the specialist report is not false or misleading;

(c)	ensure the specialist signs its report and consents to its use in the form and context in which it will be published; and

(d)	ensure that the specialist report is used in a way that will not be misleading or deceptive.

RG 112.72	A specialist report commissioned by the expert should be dated close enough to the date of the expert report to ensure that assumptions applied have not been overtaken by time or events.

Use of specialist report

RG 112.73	The expert should ensure that the specialist consents to the use of its report in the form and context in which it will be published. If a specialist does not take responsibility for, or authorise the use of, its report and the expert considers that the material the subject of the report needs to be included in the expert report, the expert must accept entire responsibility for the statements as the expert’s own and, as such, must have reasonable grounds for believing the statements not to be misleading or deceptive. This is consistent with our approach to directors assuming responsibility for statements in a prospectus or PDS that are not attributed to another person: see RG 55.11–RG 55.12.

RG 112.74	The expert should exercise its judgment to determine whether to include the specialist report in full or include a concise or short form version or cite or extract the specialist report.

RG 112.75	We encourage an expert to consider whether it is appropriate to have the specialist prepare a concise or short form specialist report for inclusion in the expert report with a longer specialist report available on request free of charge or accessible online.

RG 112.76	An expert should only quote or cite the specialist’s work in a way that is fair and representative. Otherwise the expert risks misleading security holders. If the full specialist report contains any ’surprises’ for the security holder who only reads the short form or concise report, this would indicate the short form specialist report was misleading.

© Australian Securities and Investments Commission March 2011	Page 20

Table of Contents	REGULATORY GUIDE 112: Independence of experts

RG 112.77	In the situation when an expert has obtained more than one specialist report on the same matter, we consider that security holders will not be given all material information if the expert merely supplies abridged results of those reports, and states, without comment or analysis, the result is the sum of the values given in each of the specialist reports.

© Australian Securities and Investments Commission March 2011	Page 21

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Key terms

Term	Meaning in this document

AFS licence	An Australian financial services licence under s913B of the Corporations Act that authorises a person who carries out a financial services business to provide financial services

Note: This is a definition contained in s761A of the Corporations Act.

AFS licensee	A person who holds an Australian financial services licence under s913B of the Corporations Act

Note: This is a definition contained in s761A of the Corporations Act.

ASIC	Australian Securities and Investments Commission

ASIC Act	Australian Securities and Investments Commission Act 2001

Corporations Act	Corporations Act 2001, including regulations made for the purposes of that Act

Corporations Regulations	Corporations Regulations 2001

expert	The meaning given to that term in s9 of the Corporations Act

Financial Services Guide (FSG)	A document that must be given to a retail client in relation to the provision of a financial service in accordance with Div 2 of Pt 7.7 of the Corporations Act

Note: See s761A for the exact definition.

Product Disclosure Statement (PDS)	A document that must be given to a retail client in relation to the offer or issue of a financial product in accordance with Div 2 of Pt 7.9 of the Corporations Act

Note: See s761A for the exact definition.

reg 5.1.01 (for example)	A regulation of the Corporations Regulations (in this example numbered 5.1.01)

RG 181 (for example)	An ASIC regulatory guide (in this example numbered 181)

s648A (for example)	A section of the Corporations Act (in this example, numbered 648A), unless otherwise specified

Sch 4 (for example)	A schedule of the Corporations Act (in this example numbered 4), unless otherwise specified

© Australian Securities and Investments Commission March 2011	Page 22

Table of Contents	REGULATORY GUIDE 112: Independence of experts

Related information

Headnotes

experts, expert reports, independence, genuine opinion, relationships or interests, declining the engagement, disclosing relationships or interests, conduct of experts, use of specialists

Regulatory guides

RG 55 Disclosure documents and PDS: Consent to quote

RG 111 Content of expert reports

RG 181 Licensing: Managing conflicts of interest

Legislative instruments

ASIC Corporations (Financial Services Guides) Instrument 2015/541

Legislation

Corporations Act, Chs 2E, 6 and 6A, s12, 412(8), 636, 638, 640, 648A, 663B, 664C, 665B, 667B, 670A(1)(h), 711, 766A, 766B(1), 911A(1), 912A(1)(aa), 1041E, 1041F and 1041H, Corporations Regulations, regs 5.1.01 and 7.6.01(u), Sch 8, cls 8303 and 8306

ASIC Act, s12DA

Cases

ANZ Nominees v Wormald (1988) 13 ACLR 698

Re AuIron Energy Limited [2003] ATP 31

Duke Group v Pilmer (1998) 27 ACSR 1

Re Great Mines Limited [2004] ATP 01

Re Matine (1998) 28 ACSR 268

MGICA v Kenny & Good (1996) 140 ALR 313

Re Origin Energy Limited 02 [2008] ATP 23

Phosphate Co-operative Co of Aust Ltd v Shears & Anor (No 3) (1988) 14

ACLR 323

Reiffel v ACN 075 839 226 (2003) 45 ACSR 67

Consultation papers and reports

CP 62 Better experts’ reports

CP 143 Expert reports and independence of experts: Updates to RG 111 and RG 112

REP 234 Response to submissions on CP 143 Expert reports and independence of experts

© Australian Securities and Investments Commission March 2011	Page 23

Appendix B - Curriculum vitae

Scott Kershaw Partner Tel: +61 2 8257 3055 Email: skershaw@kordamentha.com

Experience	Scott has over 25 years’ experience advising Boards and management teams in underperforming businesses which are facing the prospect of a financial restructure.

The breadth and depth of Scott’s experience in distressed investing, recapitalisation and financial restructuring is unique in the Australian market. Scott has both lead teams investing in recapitalisations as well as advising companies on the recapitalisation options.

Scott joined KordaMentha in 2009. Prior to that Scott spent 20 years with KPMG in Australia, the UK and Continental Europe in their restructuring and corporate finance groups and 18 months with Helmsman, a special situation fund focusing on investment opportunities in companies facing restructuring.

Qualifications	Bachelor of Business, University of Technology Sydney Registered Liquidator

Memberships	Chartered Accountants Australia and New Zealand Australian Restructuring Insolvency and Turnaround Association

Significant appointments

•	Working with the management team of ASX listed global mining services company.
•	ASX listed global wholesaler/retailer of sporting goods/apparel
•	Chairman of an equipment rental company going through a recapitalisation
•	Advice to the Board of Directors of a highly leveraged mining services company.

Liability limited by a scheme approved under Professional Standards Legislation	Page 75

Jenny Nettleton Executive Director Tel: +61 2 8257 3044 Email: jnettleton@kordamentha.com

Experience	Jenny has spent her career in the corporate recovery and insolvency industry, encompassing all facets of formal and consulting engagements, and a stint in the workout area of a major Australian bank. She has worked with clients of all sizes, from public companies to SMEs, and Australian and international financiers.

In formal engagements, Jenny has acted as receiver, voluntary administrator, administrator of DOCAs and liquidator, trading and selling businesses, and undertaking investigations.

Prior to joining KordaMentha in 2004, Jenny was a Principal with Ernst & Young’s Corporate Restructuring practice and a Director with Arthur Andersen’s Corporate Recovery Practice.

Qualifications	Bachelor of Commerce Masters of Management Registered Liquidator

Memberships	Chartered Accountants Australia and New Zealand Australian Restructuring Insolvency and Turnaround Association

Significant appointments

•	Chassis Brakes
•	Aeropack Australia
•	REAL Group
•	Allco Finance Group
•	CrossCity Motorways
•	Pure Logistics Group
•	Westpoint Constructions
•	Amedeo Development Corporation (Brunei)
•	Estate Mortgage Trusts

Liability limited by a scheme approved under Professional Standards Legislation	Page 76

Appendix C - Information list

Table 34 – Information received from the Group and relied upon for this report

Document Name	Description
31-Dec-16 Consolidation v10 BL	Consolidated Income Statement, Balance sheet by entity and workings as at 31 December 2016
31-Jan-17 Consolidation v2 BL	Consolidated Income Statement, Balance sheet by entity and workings as at 31 January 2017
2015 Financial Statements	Monthly actuals of Profit and Loss, Balance Sheet, Statement of Cashflows for the period January 2015 to December 2015
2016 Financial Statements	Monthly actuals of Profit and Loss, Balance Sheet, Statement of Cashflows for the period January 2016 to December 2016
2017 Financial Statements	Monthly actuals of Profit and Loss, Balance Sheet, Statement of Cashflows for the period January 2017 to February 2017
2017 Budgeting Process Context Memo – V2	Internal Memorandum regarding 2017 budgeting process
Adjusted Group Structure Chart	Group Corporate Structure
Annual Financial Report 2014	Audited Financial Reports for FY14
Annual Financial Report 2015	Audited Financial Reports for FY15
Annual Financial Report 2016	Audited Financial Reports for FY16
Boart Longyear Canadian tax update	Tax information regarding the Canadian tax dispute
Corporate Model v Actuals	Statement of Cashflows - Forecast to Actual for Q3FY16 and Q4FY16 with comments.
Deloitte Report – 14 August 2015	Report from Deloitte to the board of ListCo for the half year ended 30 June 2015
Deloitte Report – 20 February 2016	Report from Deloitte to the board of ListCo for the half year ended 31 December 2015
Deloitte Report – 30 June 2016	Report from Deloitte to the board of ListCo for the half year ended 30 June 2016
Deloitte Report – 17 February 2017	Report from Deloitte to the board of ListCo for the year ended 31 December 2016
Group Structure Chart - 03 Jan 017	Updated Group Corporate Structure
IBISWorld Industry Report OD5427- Oil and Mineral Exploration Drilling in Australia	A report including forecasts and trends for the Oil and Mineral Exploration Drilling in Australia industry
Prelim.2017 Op Plan.v11	Draft 2017 budget presentation
Project Phoenix 2017 Budget Model	Group’s budget model
Reconciliation_External_v34
PVA_Feb_v2 BL	Budget versus actual comparison workings for the two months ending 28 February 2017
S&P Capital IQ	Earnings multiples implied by the market capitalisation of comparable listed companies and asset betas and debt ratios of comparable listed companies
Various emails to and from the Group’s management, its legal and financial advisors

Liability limited by a scheme approved under Professional Standards Legislation	Page 77

Appendix D Glossary

Table 35 – Glossary of abbreviations used in report

Abbreviation	Full text
$	United States dollars unless otherwise specified
333	333 Group Pty Limited
ABL	Revolving credit facility provided pursuant to Revolving Credit and Security Agreement dated 29 May 2015
ABL Obligors	Includes Boart Longyear Limited, Boart Longyear Management Pty Ltd, Boart Longyear Australia Pty Ltd, Boart Longyear (USA), Boart Longyear (Canada), Longyear TM, In.
Act	Corporations Act 2001
Adjusted EBITDA	Earnings before interest, tax, depreciation, amortisation and restructuring expenses
APES	Australian Professional and Ethical Standards issued by the Australian Professional and Ethical Standards Board
Ares	Affiliates of Ares Management, L.P.
Ascribe	Ascribe II Investments, LLC.
Ashurst	Ashurst Australia
ASIC	Australian Securities and Investments Commission
ASIC RG 111	Australian Securities and Investments Commission Regulatory Guide 111
ASX	Australian Securities Exchange
Beneficiaries	Means the beneficiaries under the Schemes
Budget Model	Forecast model provided to us by the Group which includes the FY17 budget and forecast through to 31 December 2021 - Project Phoenix 2017 Budget Model Reconciliation_External_v34
Capex	Capital Expenditure
CAPM	Capital asset pricing model
Centerbridge	Centerbridge Partners, L.P., its affiliates and related funds
Court	Supreme Court of New South Wales
DDL	Delay Draw Loan Facility pursuant to Term Loan Securities Agreement dated 4 January 2017.
DDL Obligors	Includes BL DDL Holdings Pty Ltd, BL DDL II Holdings Pty Ltd, Boart Longyear Canada DDL Inc, Boart Longyear Canada Holdings Inc, BLY IP Inc, BL DDL NY Holdings Inc.
DCF	Discounted Cash Flow
EBIT	Earnings Before Interest and Tax
EBITDA	Earnings Before Interest, Tax, Depreciation and Amortisation
Enterprise Value or EV	A measure of the market value of the business undertakings of the Group
Explanatory Statements	Information booklet produced by the Scheme Companies, approved by the Court and including the Schemes and explanatory statement in accordance with the Corporations Act
FinCo	Boart Longyear Management Pty Limited
FY	Financial year ended 31 December
FY16	Actual financial results for the year ended 31 December 2016
FY17- FY21	Forecast financial results for the years ended 31 December 2017 to 2021
FY+1	Current financial year plus one year forward
FY17 Budget	Management’s budget included in the Budget Model for the year ending 31 December 2017
Interim Facility	Interim funding facility from Centerbridge in the amount of $15.0 million.
IP Obligor	BLY IP Inc.
KordaMentha	KordaMentha Pty Ltd
ListCo	Boart Longyear Limited

Liability limited by a scheme approved under Professional Standards Legislation	Page 78

Abbreviation	Full text
LTM	Last twelve months
MRP	Market risk premium
Non-ABL obligors	All entities excluding the ABL Obligors, Other Obligors, DDL Obligors and the IP Obligor
Other Obligors	Includes Votraint No. 1609 Pty Ltd, Boart Longyear Manufacturing Canada Ltd, Boart Longyear Suisse Sarl, Boart Longyear Chile Limitada, Bart Longyear Comercializadora Ltda, Longyear Holdings Inc, Longyear Canada ULC, Boart Longyear S.A.C.
p.a.	Per annum
Peer Group	Businesses with similar business activities and operating risks to the Group
PIK	Payment in Kind
Q1, Q2, Q3, Q4	Financial quarter ending 31 March, 30 June, 30 September and 31 December
RG	Regulatory Guide issued by ASIC
Recapitalisation Transactions	The transactions to be entered into by the Group to implement the recapitalisation as set out in Section 5 of the Explanatory Statement for each of the Secured Scheme and the Unsecured Scheme, which includes the Secured Scheme and the Unsecured Scheme
Other Recapitalisation Transactions	The transactions to be entered into by the Group to implement the recapitalisation as set out in Section 5 of the Explanatory Statement for each of the Secured Scheme and the Unsecured Scheme, but excluding the Secured Scheme and the Unsecured Scheme
Restructuring Support Agreement	Restructuring Support Agreement between the certain Group entities and certain of its financiers dated 2 April 2017
Secured Scheme	Proposed scheme of arrangement for Secured Scheme Creditors
Unsecured Scheme	Proposed scheme of arrangement for Unsecured Scheme Creditors
Scheme Companies	Boart Longyear Limited, Boart Longyear Management Pty Limited, Boart Longyear Australia Pty Limited and Votraint No.1609 Pty Limited
Secured Scheme Creditors	Holders of the TLA, TLB and Secured Notes
Unsecured Scheme Creditors	Holders of the Unsecured Notes
Secured Notes	The 10% secured notes issued pursuant to indenture dated 27 September 2013 as amended from time to time.
Subordinate Claim	Subordinate Claim means:
• a claim for a debt owed by BLY to a person in the person’s capacity as a member of BLY (whether by way of dividends, profits or otherwise); or
• any other claim that arises from buying, holding, selling or otherwise dealing in shares of BLY.
Subordinated Notes	The new subordinated notes to be issued to holders of the Unsecured Notes upon consummation of the proposed restructure
SG&A	Selling, general and administrative expenses
The Finance Facilities	Includes the Secured Notes, TLA, TLB, ABL, DDL, Interim Facility and Unsecured Notes.
The Group	Boart Longyear Limited and its subsidiaries
The Schemes	Proposed schemes of arrangements, comprising the Secured Scheme and the Unsecured Scheme
The Scheme Documents	Includes the explanatory statement and the schemes of arrangement.
TLA	Term loan A issued pursuant to Term Loan A Securities Agreement dated 22 October 2014 as amended from time to time.
TLB	Term loan B issued pursuant to Term Loan B Securities Agreement dated 22 October 2014 as amended from time to time.
Total Debt	The Group’s total finance debt from time to time
Unsecured Notes	The 7% unsecured Notes issued pursuant to indenture dated 28 March 2011 as amended from time to time.
WACC	Weighted Average Cost of Capital
We or Us	Scott Kershaw and Jenny Nettleton
Valuation	Enterprise Valuation of the Boart Longyear Group
Valuation Date	The date of this report

Liability limited by a scheme approved under Professional Standards Legislation	Page 79

Appendix E - Valuation approach

Valuation guidelines

The performance of a valuation service and preparation of valuation report, in accordance with APES 225, can take three engagement forms:

•	Calculation Engagement is where the Member and the Client or Employer agree on the Valuation Approaches, Valuation Methods and Valuation Procedures the Member will employ. It does not usually include all of the Valuation Procedures required for a Valuation Engagement or a Limited Scope Valuation Engagement.
•	Limited Scope Valuation Engagement is where the scope of work is limited or restricted. The scope of work is limited or restricted where the Member is not free, as the Member would be but for the limitation or restriction, to employ the Valuation Approaches, Valuation Methods and Valuation Procedures that a reasonable and informed third party would perform taking into consideration all the specific facts and circumstances of the Engagement or Assignment available to the Member at that time, and it is reasonable to expect that the effect of the limitation or restriction on the estimate of value is material.
•	Valuation Engagement is where the Member is free to employ the Valuation Approaches, Valuation Methods, and Valuation Procedures that a reasonable and informed third party would perform taking into consideration all the specific facts and circumstances of the Engagement or Assignment available to the Member at that time.

We have performed a ‘limited scope valuation engagement’ as we were unable to perform the following procedures:

•	Visit all the sites at which the Group’s entities operate.
•	Independently verify the historical accounts.
•	Undertake a detailed review of all claims against each company for the purposes of assessing the claims of creditors and priority claims in each jurisdiction.
•	Engage an independent industry expert to review commercial matters.
•	Undertake discussions with local management for each entity.
•	Engage property consultants to provide formal valuations of the land and buildings owned by the Group.
•	Engage plant and equipment valuers to provide formal valuations of the plant and equipment owned by the Group.
•	Engage valuers to provide formal valuations of the intellectual property owned by the Group
•	Undertake an assessment of the veracity of management’s forecasts.

In order to complete a Valuation Engagement, the above processes would be required for us to establish sufficient evidence to support an opinion. If a Valuation Engagement was undertaken the valuation outcomes may have been different to those assessed in this report.

It is also important to note that the price accepted for assets may vary materially from the fair market value because a buyer is particularly anxious (for example, strategic reasons for buying the asset) or a seller is particularly anxious (for example, under financial stress or subject to an insolvency proceeding/liquidation).

Liability limited by a scheme approved under Professional Standards Legislation	Page 80

Valuation methodology

ASIC RG 111 outlines the appropriate methodologies which should be considered when valuing assets or securities for the purposes of, amongst other things, share buy-backs, selective capital reductions, schemes of arrangement, takeovers and prospectuses. These include:

•	The application of earnings multiples appropriate to the businesses or industries in which the company or its profit centres are engaged, to the estimated future maintainable earnings or cash flows of the company, added to the estimated realisable value of any surplus assets.
•	The discounted cash flow (DCF) methodology.
•	The amount that would be available for distribution to shareholders in an orderly realisation of assets (asset based valuations).
•	The quoted price of listed securities, when there is a liquid and active market and allowing for the fact that the quoted market price may not reflect their value on a 100% controlling interest basis.
•	Any recent genuine offers received by the target for any business units or assets as a basis for valuation of those business units or assets.

These valuation techniques are not mutually exclusive and can be applied in conjunction with each other.

Valuation approach adopted

We have considered the valuation methodologies outlined in ASIC RG 111 and are of the opinion, given the nature of the assets, the following valuation methodologies are most appropriate:

•	capitalisation of maintainable earnings as the primary valuation methodology
•	cross-checking of our primary valuation methodology using a DCF valuation of the Group.

Further detail on these valuation methodologies is set out below.

Capitalisation of maintainable earnings or cash flows

Earnings based valuations require consideration of the following factors:

•	Estimation of future maintainable earnings having regard to historical and forecast operating results, the core long term profit potential and future economic conditions.
•	Determination of an appropriate earnings multiple that reflects:
-	risks inherent in the business and the industry in which the business operates
-	general characteristics of the business being valued
-	size of the business
-	growth prospects of the business
-	asset backing of the business
-	time value of money.

In this report we have undertaken a separate assessment of the value of surplus/unrelated assets and liabilities, being those assets and liabilities that impliedly are not actively engaged in producing the estimated future earnings. In particular, we have included the value of surplus items of plant and equipment and inventory as part our assessed enterprise value.

Future maintainable earnings are often assessed by reference to past results on the basis they represent a reasonably accurate guide to future results. There may be reasons why past results are not indicative of future results. In such cases, future maintainable earnings must be assessed by obtaining an understanding of the entity’s earnings generation capability, past events and expected future events and through the application of professional judgement. The future maintainable profits assessed should be the level of profit which (on average) the business can expect to maintain, in real terms, notwithstanding the vagaries of the economic cycle.

Liability limited by a scheme approved under Professional Standards Legislation	Page 81

The earnings multiple must be consistent with the earnings period. Historical multiples must be applied to historical earnings and forecast multiples to forecast earnings.

The capitalisation of earnings method is particularly applicable to businesses with relatively steady growth histories and forecasts, regular capital expenditure requirements and an expected life in perpetuity. The expected maintainable earnings of a business is a proxy for the future cash flow of a business.

Earnings-based methods are not appropriate where there is:

•	a history of losses
•	rapidly declining profits in an industry with poor prospects
•	lack of historical data or inadequate prospective financial information such as with start-up businesses
•	lumpy capital expenditure requirements
•	current losses with an expectation of recovery
•	an asset with a finite life.

Control premium

Transactions for 100% ownership typically attract a control premium. The premium for control represents the difference between the value of 100% of the company (for example as evidenced by the price paid in a successful takeover) and the share price (prior to the bid being announced) which represents the market value of a small parcel of shares. It also reflects the value to an acquirer for the ability to control the operations of the business.

Empirical studies show that historical take-over premiums have been in the range of 20% to 35% higher than the pre-bid share price. The percentage uplift depends of the industry in which the business operates and whether the pre-bid share price has already been affected by take-over speculation (and therefore already includes a take-over premium). Our assumed premium of 25% falls into the range identified in those studies, albeit with a slight bias toward the lower end of the range which reflects the current state of the capital markets in Australia.

Capitalisation of earnings valuation conclusion

In our opinion the capitalisation of maintainable earnings methodology is the most appropriate primary valuation methodology for the Group because:

•	the Group is currently profitable at the EBITDA level, which we have assessed as the appropriate level of earnings to capitalise
•	FY17 budgeted earnings (EBITDA) are broadly commensurate with the actual FY16 EBITDA
•	the Group has a life in perpetuity (assuming it continues to secure customers for its services).

DCF valuation

The DCF valuation method is based on the generally accepted theory that the value of a business is the present value of its net future cash flows. This methodology involves:

•	the forecasting of future cash flows over a sufficiently long period of time (including, if appropriate, a terminal value of the business being valued)
•	the discounting of those cash flows at an appropriate risk adjusted discount rate representing an opportunity cost of capital which reflects the expected rate of return obtainable by investors from similar investments.

Liability limited by a scheme approved under Professional Standards Legislation	Page 82

Future cash flows comprise two elements:

•	the cash amounts expected to be generated each year after paying all cash costs and cash outgoings
•	the net cash amount expected to be received upon the ultimate sale of the business.

The DCF method is generally accepted as the most theoretically robust valuation methodology. However, its use in practice is limited due to a number of factors including:

•	lack of reliable financial information
•	difficulties associated with forecasting future cash flows with the requisite level of certainty.

Due to these restrictions, DCF valuations are usually conducted in the following situations:

•	projects or businesses with finite lives (such as resource assets)
•	projects or businesses operating in an environment that is undergoing regulatory changes that are likely to significantly impact its earning profile
•	projects or businesses expecting a growth phase
•	projects or businesses with fluctuating cash flows such as abnormal or lumpy capital expenditure requirements
•	businesses with no or limited trading history, such as start-ups.

Discount rate for DCF valuation

The discount rate increases as the level of assessed risk increases. Risk is generally measured as variability in return. The higher the discount rate, the lower the value. The discount rate generally has two components, a cost of equity and a cost of debt. The discount rate is determined by weighting these components using a calculation known as the weighted average cost of capital (WACC).

An underlying assumption of a DCF analysis is that an entity’s gearing ratio remains constant overtime. Changes in the gearing ratio will change the cost of equity and consequently the discount rate.

There are a number of acceptable methods of assessing an appropriate required return on equity. The methods we would consider in a DCF valuation are:

•	using an economic model such as the capital asset pricing model (CAPM)
•	building up a discount rate using the adjusted capital asset pricing build-up method
•	estimating a rate having regard for similar businesses and professional judgment.

Each of these methods must have regard for the factors affecting the required return on equity. These include:

•	operational risk of the industry and the financial asset being valued (company specific factors)
•	financial risk (gearing)
•	the risk free rate of return
•	market risk
•	country risk
•	size
•	liquidity or marketability.

Liability limited by a scheme approved under Professional Standards Legislation	Page 83

In calculating value using the DCF methodology it is important to ensure that the discount rate determined is expressed in terms consistent with the expression of the cash flows being discounted. In particular:

•	if cash flows are expressed on an after-tax basis the discount rate should also be expressed on an after-tax basis
•	if cash flows are before debt servicing costs (un-geared) the discount rate should reflect the sources of finance (debt and equity) generating those cash flows
•	if cash flows are expressed in real terms the discount rate should also be expressed in real terms.

The basic discounting formula is:

c/(1+i)n

where:

c = cash flow in each period

i = discount rate

n = number of periods the specific cash flow is being discounted

DCF valuation conclusion

In our opinion, the use of the DCF valuation methodology is not appropriate to use as the primary valuation methodology for the Enterprise Value of the Group because the forecast earnings and cash flows provided to us make assumptions about contract renewals, new work to be won and future contract margins which we are unable to verify and consequently there is significant uncertainty associated with the forecast profitability of the business beyond the next 12 to 24 months.

However, we have performed a DCF valuation of the Budget Model as a cross-check to our primary valuation methodology. This is set out in Section 3.4.

Asset-based valuations

Asset-based valuations involve the determination of the net realisable value of the assets used in the business on the basis of an assumed orderly realisation (notional liquidation). This value includes an allowance for reasonable costs of carrying out the sale of assets, the time value of money and the taxation consequences of asset sales. This is not a valuation on the basis of a forced sale where the assets might be sold at values materially below their fair market values.

The sum of a company’s individual asset is not usually the most appropriate measure of the value. Asset-based valuations are normally used as a secondary method of valuation and as a cross check on the reasonableness of the level of goodwill implied in an earnings-based or DCF valuation. Asset-based valuations may be appropriate as primary valuation methods in other specific circumstances. They are particularly applicable in a liquidation scenario (i.e. the company is not a going concern) or where the company acts as an investor and does not carry on trading operations and the shares confer control of the company.

The orderly realisation of assets basis of valuation usually provides the lowest realistic valuation for a company or business. This method assumes that the shareholder or owner has the ability to liquidate the company, usually by virtue of being the controlling shareholder. The difference between the value of the company’s net assets and the value obtained using a capitalisation of earnings or DCF methodology is attributable to the value of unrecorded intangible assets. By estimating asset values it is therefore possible to work out the implied intangible component of a valuation which can be assessed for reasonableness. The higher the level of implied intangible assets relative to the level of asset backing the higher the risk.

The notional realisation of assets basis of valuation is normally only applied to businesses which do not produce an annual cash flow, or where, because of the stage of establishment of the business or industry conditions, the outlook for a particular company’s future earnings is either uncertain or the capitalised value of such earnings is less than the net realisable value of the assets employed.

Liability limited by a scheme approved under Professional Standards Legislation	Page 84

The net realisable assets methodology is also used to value assets that are surplus to the core operating business.

In our opinion, the use of an asset-based valuation methodology is not appropriate to use as a primary or cross-check valuation methodology because the vast majority of value is in the future earnings of the Group with a sale of the assets likely to result in a materially lower valuation.

Market-based valuations

The market-based valuation approach proceeds from values at which shares are traded on the stock exchange, or where transactions are observed in the market place. The share market price may constitute the market value of shares where sufficient trading of the shares takes place. Share market prices usually reflect the prices paid for parcels of shares not offering control to the purchaser.

ListCo is currently listed on the Australian Stock Exchange (ASX) and has a current share price of $0.08259 (AUD) with a market capitalisation of $77.88 million (AUD)60.

Market-based valuations are often the most reliable, provided that relevant data is available. This is because they proceed from values at which actual transactions have occurred. All other methodologies seek to estimate values at which it is expected that hypothetical transactions would occur.

In the chart below we have summarised movement in the share price and trading volumes of ListCo for the last five years.61

Figure 6 – Share price and trade volume for Boart Longyear Limited (ASX:BLY)

The chart above shows that:

•	The share price of ListCo significantly decreased from 2012 to 2014.
•	Following the decline in share price, the trading volume of shares in ListCo has decreased significantly from late 2014 to present.

The current market capitalisation of ListCo implies an Enterprise Value significantly in excess of the Enterprise Value we have attributed to the Group.

59 As at 31 March 2017

60 S&P Capital IQ

61 Ibid

Liability limited by a scheme approved under Professional Standards Legislation	Page 85

However, we do not consider the share price of ListCo to be a relevant reference point in valuing the Group because:

•	there is a relatively small free float in the shares of ListCo
•	the shares of ListCo are thinly traded and the share price may not be a true reflection of the value of the Group
•	the current ListCo share price may also be illustrative of the fact that the market is pricing in the value increment associated with the potential restructuring of the debt, the terms of which are not known to the market.

Recent genuine offers

Where a company has undertaken a detailed and extensive process to dispose of its assets, the final round binding bids are likely to be the market’s perception of value.

The final round binding bids represent the amount a potential acquirer is willing to pay based at the immediate point in time and the information available to it.

We have not been provided with any documentary evidence of any recent offers to purchase.

Liability limited by a scheme approved under Professional Standards Legislation	Page 86

Appendix F - Comparable companies

Table 36 – Description of comparable companies

Company	Description

Ausdrill Limited (ASX:ASL)	Ausdrill Limited operates as an integrated mining and energy services company worldwide. It operates through Drilling Services Australia, Contract Mining Services Africa, Equipment Services & Supplies, and All Other segments. The company is involved in the reverse circulation, diamond drilling, rotary air blast, and air core drilling; geochemical and precious metals analysis; production and monitoring of bores, as well as depressurization and dewatering, and surface hole drilling; and procurement and supply of exploration equipment, parts, and consumables. It also engages in the drill and blast, and grade control drilling; earthmoving equipment rental business; mine development and civil works; grade control; manufacture and supply of drilling consumables, spares, drill rods, and DTH drilling equipment; manufacture of bulk explosives; and provision of blasting services. In addition, the company is involved in the clearing, pre-strip, access, and haul road construction, excavation, loading, hauling, dumping, and equipment hire; underground mining; design, manufacture, and maintenance of blast hole, RC and diamond drill rigs, and support and ancillary equipment; manufacture and supply of RC hammers, bits, drill rods, and other equipment; and sale and rental of pressure, flow, and well control equipment for the oil and gas industry. Further, it engages in the exploration and production drilling of coal seam gas and shallow oil and gas wells; servicing of oil and gas wells; design, drilling, installation, testing, and commissioning of telecom and underground power networks; and motel business. Ausdrill Limited was founded in 1987 and is based in Canning Vale, Australia.
Bradken Limited (ASX:BKN)	Bradken Limited, together with its subsidiaries, manufactures and supplies consumable and capital products worldwide. It operates through Mining & Transport, Mineral Processing, Fixed Plant, Engineered Products, and Cast Metal Services (CMS) segments. The Mining & Transport segment is involved in the design, manufacture, supply, and service of consumable wear components for various types of earth moving equipment in the mining and quarry industries. It offers ground engaging tools and related wear parts; dragline rigging packages; and various buckets for dragline, front-end loader, face shovel, and hydraulic excavator equipment, as well as crawler system products for hydraulic mining excavators and electric rope shovels. This segment also provides industrial cast products for general industry and mining OEMs; and freight rolling stock products, including freight wagons, bogies, drawgear, spare, and renewed parts; and rolling stock maintenance and refurbishment services, as well as inventory management services. The Mineral Processing segment designs, manufactures, supplies, and services mill liner products in the mineral processing industry. It offers custom designed products for grinding mills, crushing, and conveying equipment primarily for the hard rock mining industry. The Fixed Plant segment provides customized wear solutions through the design and manufacture of a range of wear resistant products to protect fixed plant equipment in mining and port operations. Its customers primarily include mining and oil companies. The Engineered Products segment offers steel castings and differentiated consumable products to the mining, resource, transportation, structural, energy, and military industries. The CMS segment provides scrap processing and cast metal services. The company was incorporated in 1922 and is headquartered in Mayfield West, Australia.
Capital Drilling Limited (LSE:CAPD)	Capital Drilling Limited and its subsidiaries provide exploration, development, grade control, blast hole, and energy drilling services to the mineral exploration and mining companies. The company also offers drilling related logistic, equipment rental, and IT support services. Its services include surface diamond core drilling, high air capacity reverse circulation drilling, underground exploration diamond drilling, reverse circulation grade control drilling, Heli-portable diamond drilling, deep directional core orientation drilling, air core drilling using medium to light weight rigs, geotechnical drilling, hole planning and design, water bores and mine dewatering, coal and coal bed methane drilling, and blast hole drilling services. In addition, the company offers surveying, down-hole wireline logging, and support services for the mineral exploration industry; and data and voice solutions to the corporate and non-governmental organizations internationally. It operates a fleet of approximately 94 drilling rigs. The company has operations in Tanzania, Zambia, Egypt, the Democratic Republic of Congo, Pakistan, Armenia, Serbia, Papua New Guinea, Mozambique, Hungary, Eritrea, Chile, the Solomon Islands, Mauritania, and Ethiopia. Capital Drilling Limited was founded in 2004 and is headquartered in Èbène CyberCity, Mauritius.
Downer EDI Limited (ASX:DOW)	Downer EDI Limited provides various services to customers in the transportation, mining, energy and industrial engineering, utilities, communications, and facilities markets in Australia and internationally. The company’s Transport Services segment offers transport infrastructure services, such as earthworks, civil construction, asset management, maintenance, surfacing and stabilization, supply of bituminous products and logistics, open space and facilities management, and rail track signaling and electrification works. Its Technology and Communications Services segment provides feasibility, design, civil and network construction, commissioning, testing, operation, and maintenance services for fibre, copper, and radio networks; data centre services; and automated ticketing and intelligent transport technology systems. The company’s Utilities Services segment offers lifecycle services to customers in the power, gas, water, and renewable energy industries. Its Rail segment provides rail asset solutions, including passenger and freight build, operation and maintenance, component overhauls, and after-market parts. The company’s EC&M segment designs, engineers, constructs, and maintains greenfield and brownfield projects, such as feasibility studies; engineering design; civil works; structural, mechanical, and piping; electrical and instrumentation; mineral process equipment design and manufacture; commissioning; operations maintenance; shutdowns, turnarounds, and outages; strategic asset management; and decommissioning. Its Mining segment provides asset management, blasting, crushing, exploration drilling, mine closure and site rehabilitation, mobile plant maintenance, open cut mining, tire

Liability limited by a scheme approved under Professional Standards Legislation	Page 87

management, and underground mining services; manufactures and supplies explosives; undertakes civil projects; and trains and develops ATSI employees. The company is headquartered in North Ryde, Australia.
Imdex Limited (ASX:IMD)	Imdex Limited engages in the minerals business in the Asia-Pacific, Africa, Europe, and the Americas. It is involved in the manufacture, sale, and rental of downhole instrumentation; manufacture and sale of drilling fluids and chemicals, as well as related equipment; and provision of cloud-based data management solutions to the mining and mineral exploration industry. The company also provides data solutions and geo-analytics services to exploration, development, and production companies in the minerals, and oil and gas sectors. It serves mining and mineral exploration, geothermal, water well, HDD, and civil engineering industries. The company was formerly known as Pilbara Gold NL and changed its name to Imdex Limited in July 1985. Imdex Limited was incorporated in 1980 and is headquartered in Balcatta, Australia.
K&S Corporation Limited (ASX:KSC)	K&S Corporation Limited provides transportation and logistics, contract management, warehousing and distribution, and fuel distribution services primarily in Australia and New Zealand. The company operates in three segments: Australian Transport, Fuels, and New Zealand Transport. It provides road, rail, and coastal sea forwarding for full and break bulk loads, including export packing, wharf lodgement, and the delivery of integrated supply chain and system solutions to timber, paper, dairy, agriculture, and general transportation industries; support services to offshore exploration and drilling projects; dry and liquid bulk transportation services to mining, sugar, cement, and fertilizer industries; and fuel distribution services to retail and service stations, primary producers, fishing industry, and transport operators. The company also manages distribution services, as well as provides equipment and personnel. In addition, it offers facility management services to various companies; distribution chain management services for various importers; general, full load, and part load freight services, as well as project services; and heavy haulage services. Further, the company transports bulk solids, liquids, and explosives by road, rail, and sea. K&S Corporation Limited was founded in 1945 and is headquartered in Truganina, Australia. K&S Corporation Limited is subsidiary of AA Scott Pty Ltd.
Layne Christensen Company (NasdaqGS:LAYN)	Layne Christensen Company operates as a water management, construction, and drilling company that provide solutions for the water, mineral, and energy markets worldwide. The company operates through four segments: Water Resources, Inliner, Heavy Civil, and Mineral Services. The Water Resources segment offers water-related products and services, including hydrologic design and construction; source of supply exploration; well and intake construction; and well and pump rehabilitation services. This segment also provides water treatment equipment engineering services and systems for the treatment of regulated and nuisance contaminants. In addition, it offers closed loop water management solutions to energy companies that are involved in hydraulic fracturing. The Inliner segment provides process, sanitary, and storm water rehabilitation solutions to municipalities and industrial customers dealing with aging infrastructure needs, as well as other rehabilitative methods, such as Janssen structural renewal for service lateral connections and mainlines, slip lining, traditional excavation and replacement, and manhole renewal with cementitious and epoxy products. The Heavy Civil segment offers water and wastewater treatment plants design and construction, and pipeline installation services; builds radial collector wells, surface water intakes, pumping stations, and hard rock tunnels, as well as offers marine construction services; and designs and constructs biogas facilities. The Mineral Services segment conducts above ground drilling activities comprising core drilling, reverse circulation, dual tube, hammer, and rotary air-blast methods; and provides exploratory and definition drilling services. The company was formerly known as Layne Inc. and changed its name to Layne Christensen Company in June 1996. Layne Christensen Company was founded in 1981 and is headquartered in The Woodlands, Texas.
Macmahon Holdings Limited (ASX:MAH)	Macmahon Holdings Limited provides contract mining services to clients in Australia, New Zealand, South East Asia, and Africa. It operates through three segments: Surface Mining, Underground Mining, and International Mining. The company offers surface mining services, including mine planning and management, drilling and blasting, bulk and selective mining, crushing and screening, fixed plant maintenance, camp and mine management, train loadout management, and operation and maintenance of client equipment. It also provides underground mining services, such as mine management, underground development and production, portal establishment, raise drilling, cable bolting, shot creting, remote shaft lining, production drilling, and shaft sinking services. In addition, the company offers plant, maintenance, and engineering services, which include commissioning, shutdown, and maintenance management; operation and maintenance of client-owned plant and infrastructure; water management and tailings dam maintenance services; modification to existing plant to suit clients’ needs; design, construction, commission, and maintenance of crushing and screening plants; fabrication, installation, and maintenance of structural, mechanical, mining, and electrical plant and equipment for surface and underground clients; and specialized engineering services. Macmahon Holdings Limited was founded in 1963 and is headquartered in Perth, Australia.
Mastermyne Group Limited (ASX:MYE)	Mastermyne Group Limited provides contracting services to the underground long wall mining operations in Australia. It operates through two segments, Mastermyne and Mastertec. The Mastermyne segment offers project management, labour and equipment hiring, underground roadway development, underground ventilation device installation, bulk materials handling system installation and relocation, and underground mine support services, as well as underground conveyor installation, extension, and maintenance services. The Mastertec segment provides a range of above-ground contracting services to ports, resources, industrial, and infrastructure sectors. Its services include scaffolding and rigging, blast and paint, pipeline services, sustainable capital works, fabrication and machining, training and engineering, and technical services. Mastermyne Group Limited was founded in 1996 and is headquartered in Mackay, Australia.
Mineral Resources Limited (ASX:MIN)	Mineral Resources Limited operates as a mining services and processing company in Australia, China, Singapore, and internationally. The company offers contract crushing, screening, and processing services on build-own-operate or build-operate basis for mining companies; mine services, such as materials handling,

Liability limited by a scheme approved under Professional Standards Legislation	Page 88

plant and equipment hire and maintenance, tails recovery, and aggregate crushing; and design, engineering, and construction services in the resources sector. It also manages the processing, production, logistics, ship loading, marketing, and export of the resources on behalf of tenement owners. In addition, the company has a portfolio of iron ore assets in the Yilgarn and Pilbara regions of Western Australia; produces manganese from its Sunday Hill and Ant Hill tenements within the Pilbara region; and owns 43.1% interest in the Mt Marion lithium project located to the south west of Kalgoorlie, Western Australia. Further, it offers project management and delivery services for pipeline engineering and construction, mine dewatering systems and hydrocarbon management, HDPE lined steel, polyethylene pipe fittings and components, rock trenching and terrain levelling, underground cable installation, and plant and equipment hire. Mineral Resources Limited was founded in 1993 and is headquartered in Applecross, Australia.
Monadelphous Group Limited (ASX:MND)	Monadelphous Group Limited, an engineering group, provides construction, maintenance, and industrial services to the resources, energy, and infrastructure sectors in Australia. It operates through Engineering Construction; and Maintenance and Industrial Services divisions. The company offers large-scale multidisciplinary project management and construction services, including construction management and execution; civil and electrical construction packages; turnkey design and construction; structural steel, tankage, mechanical works, and process equipment and piping fabrication and installation; fabrication and procurement; modularization and off-site pre-assembly; plant commissioning; demolition and remediation works; and offshore construction services of plant and infrastructure. It also provides multidisciplinary maintenance and improvement solutions, such as structural, mechanical, piping, electrical and instrumentation, and civil maintenance services, as well as minor capital works, shutdowns, and operations and facilities management services. In addition, the company offers process and non-process maintenance; front-end scoping; water and waste water asset construction and maintenance; irrigation; transmission pipelines and facilities construction; power and water assets operation and maintenance; heavy lift and specialist transport; access solutions; and dewatering services. Monadelphous Group Limited was founded in 1972 and is headquartered in Victoria Park, Australia.
NRW Holdings Limited (ASX:NWH)	NRW Holdings Limited, through its subsidiaries, provides civil and mining contracting services to resource and infrastructure sectors in Australia. It operates through three business divisions: NRW Civil & Mining, Action Drill & Blast (ADB), and AES Equipment Solutions (AES). The NRW Civil & Mining division delivers private and public civil infrastructure projects, mine development and contract mining, waste stripping, and ore haulage. This division’s civil construction projects include bulk earthworks, rail formation, concrete installation, and construction of roads; and mining projects comprise work in iron ore, coal, and gold. The ADB division provides contract drill and blast services to mining sector, including iron ore, gold, coal, and lithium mines; and civil projects throughout Australia. The AES division offers maintenance services to the mining and resources sectors comprising the fabrication of water and service trucks. The company also sells plants and tires. NRW Holdings Limited was founded in 1994 and is headquartered in Belmont, Australia.
Orica Limited (ASX:ORI)	Orica Limited engages in the manufacture and distribution of commercial blasting systems, and mining and tunnelling support systems to the mining and infrastructure markets in Australia, the United States, and internationally. The company offers bulk systems, electronic blasting systems, initiating systems, packaged explosives, and blasting services to the surface and underground mining, civil tunnelling, quarrying, construction, and oil and gas markets. It also offers mining chemicals comprising sodium cyanide and emulsifiers, as well as offers a range of service solutions consisting of mineral recovery, cyanide handling and use, and onsite technical support. In addition, the company provides ground support solutions, including rock fall and ground support, roof control, ventilation control, water stopping and gas sealing, slope stabilization, cavity filling, ground consolidation, convergences, and backfilling services for the underground mining, construction, tunnelling, and civil engineering industries. Further, it manufactures and supplies specialty bolts, accessories, and chemicals for stabilization and ventilation systems in underground mining and civil tunnelling works. Orica Limited was founded in 1874 and is headquartered in East Melbourne, Australia.
Primoris Services Corporation (NasdaqGS:PRIM)	Primoris Services Corporation, a specialty contractor and infrastructure company, provides a range of construction, fabrication, maintenance, replacement, water and wastewater, and engineering services in the United States and internationally. It operates through three segments: The West Construction Services, The East Construction Services, and The Energy. The company installs, replaces, repairs, and rehabilitates natural gas, refined product, and water and wastewater pipeline systems; diameter gas and liquid pipeline facilities; and heavy civil projects, earthwork, and site development, as well as constructs mechanical facilities and other structures, including power plants, petrochemical facilities, refineries, water and wastewater treatment facilities, and parking structures. It also engages in designing and installing liquid natural gas facilities, high-performance furnaces, and heaters for clients in the oil refining, petrochemical, and power generation industries, as well as offers process and product engineering services. The company serves public utilities, petrochemical companies, energy companies, municipalities, state departments of transportation, and other customers. Primoris Services Corporation is headquartered in Dallas, Texas.

Source: S&P Capital IQ

Liability limited by a scheme approved under Professional Standards Legislation	Page 89

Appendix G - Comparable company multiples

Table 37 – Earnings multiple implied by the market capitalisation of comparable listed companies

		Market	Net	Enterprise	EBIT		EBITDA		EV/EBIT		EV/EBITDA
Comparable company	Ticker	capitalisation*	debt	Value	LTM	FY+1	LTM	FY+1	LTM	FY+1	LTM	FY+1
		$‘million	S’million	$‘million	$‘million		$‘million		$‘million		$‘million

Ausdrill Limited (ASX:ASL)	ASX:ASL	434.4	138.3	572.7	44.6	47.0	92.2	106.7	12.8	12.2	6.2	5.4
Bradken Limited (ASX:BKN)	ASX:BKN	648.5	211.5	860.0	27.8	57.2	53.4	83.0	30.9	15.0	16.1	10.4
Capital Drilling Limited (LSE:CAPD)	LSE:CAPD	112.4	(1.9)	110.5	(1.5)	6.6	13.0	20.1	(76.2)	16.7	8.5	5.5
Downer EDI Limited (ASX:DOW)	ASX:DOW	2,292.0	16.1	2,308.1	206.5	205.2	376.9	380.3	11.2	11.2	6.1	6.1
Imdex Limited (ASX:IMD)	ASX:IMD	234.6	-	234.6	5.6	13.9	13.8	21.9	41.6	16.9	17.0	10.7
K&S Corporation Limited (ASX:KSC)	ASX:KSC	196.3	79.6	275.9	1.8	12.8	28.7	40.4	149.2	21.6	9.6	6.8
Layne Christensen Company (NasdaqGS:LAYN)	NasdaqGS:LAYN	217.1	88.8	305.9	(5.0)	(5.0)	23.0	25.1	(61.7)	(61.0)	13.3	12.2
Macmahon Holdings Limited (ASX:MAH)	ASX:MAH	169.5	-	169.5	(20.6)	-	4.9	-	(8.2)		34.7
Mastermyne Group Limited (ASX:MYE)	ASX:MYE	26.0	7.6	33.6	(4.0)	(1.3)	1.0	3.8	(8.4)	(26.9)	34.3	8.8
Mineral Resources Limited (ASX:MIN)	ASX:MIN	1,867.7	-	1,867.7	205.7	228.4	312.9	374.2	9.1	8.2	6.0	5.0
Monadelphous Group Limited (ASX:MND)	ASX:MND	1,089.0	-	925.4	56.1	60.1	70.3	74.8	16.5	15.4	13.2	12.4
NRW Holdings Limited (ASX:NWH)	ASX:NWH	213.1	29.5	242.5	14.1	24.1	31.5	47.6	17.2	10.1	7.7	5.1
Orica Limited (ASX:ORI)	ASX:ORI	6,236.7	1,187.6	7,424.3	425.9	498.7	614.3	713.6	17.4	14.9	12.1	10.4
Primoris Services Corporation (NasdaqGS:PRIM)	NasdaqGS:PRIM	1,498.0	126.0	1,623.9	60.5	109.9	128.5	180.2	26.9	14.8	12.6	9.0

Minimum	9.1	8.2	6.0	5.0
First quartile	12.4	11.2	7.3	5.4
Average	33.3	14.3	14.1	8.3
Median	17.3	14.9	12.4	8.8
Third quartile	33.6	16.7	16.3	10.6
Maximum	149.2	21.6	34.7	12.4

* Includes a control premium of	25%

Date of data	27/03/2017
Currency	USD

Source: S&P Capital IQ

1)	The calculations above do not include the negative multiples relating to companies with historic or forecast losses.

Liability limited by a scheme approved under Professional Standards Legislation	Page 90

Appendix H – DCF discount rate and terminal value

Valuation methodology

The determination of an appropriate discount rate or cost of capital for a business requires identification and consideration of the factors that affect the returns and risks of that business, together with the application of widely accepted methodologies for determining the returns demanded by the debt and equity providers of the capital employed in the business.

The discount rate applied to the projected cash flows from a business represents the financial return that will be demanded before an investor would be prepared to acquire (or invest in) the business.

Market rates of return for equity type investments and project evaluations are frequently assessed using the capital asset pricing model (CAPM). Combining the CAPM results with the cost of debt funding will determine a business’ weighted average cost of capital (WACC).

Whilst the CAPM generates the required return on equity investment, the WACC represents the return required by all providers of finance to the business.

Cost of equity and CAPM

The CAPM stems from the theory that a prudent investor would price an investment so that the expected return is equal to the risk free rate of return plus an appropriate premium for risk. The CAPM assumes that there is a positive relationship between risk and return. That is, investors are risk averse and demand higher returns for accepting higher levels of risk.

The CAPM is based on the concept of non-diversifiable risk and calculates the cost of equity as follows:

Table 38 – CAPM

Component

Re	= Rf+ β(Rm-Rf)
Where:
Re	= Expected equity investment return or cost of equity
Rf	= Risk free rate of return
β	= Equity beta
Rm	= Expected market return
Rm-Rf	= Market risk premium

The individual components of the CAPM are discussed below.

Risk free rate of return

The risk free rate of return is normally approximated by reference to the yield on a long term government bond with a term to maturity broadly equivalent to the timeframe over which the returns from the assets are expected to be received.

As we are undertaking a US dollar valuation it is appropriate to use the current yield on 20 year US Treasury bonds as a risk free rate. The current yield is 2.74%62 and is used in conjunction with a market risk premium of 6.5% (refer below). We note that this use of the risk free rate is consistent with current market practice in the US.

62 As at 28 March 2017

Liability limited by a scheme approved under Professional Standards Legislation	Page 91

Market risk premium

The market risk premium (‘MRP’) represents the additional return that investors expect in return for holding risk in the form of a well-diversified portfolio of risky assets (such as a market index). The MRP is the expected risk premium. Given that expectations are not observable, a historic risk premium is generally used to proxy for the expected risk premium.

We note that, strictly speaking, the MRP is the excess of expected returns of shares over government bonds. Since expected returns are generally not observable, a common method of estimating the MRP is based on average realised (ex-post) returns. However, realised rates of return, especially for shares, are highly volatile over short periods. Therefore, short-term average realised returns are unlikely to provide reliable estimates of expected returns and the MRP. For this reason, investors and values usually rely on estimates of MRP derived from historical long term averages of realised returns. Current market practice is to adopt a MRP of between 5.0% and 7.0% per annum in developed economies such as the USA, Canada, Europe and Australia.

For the purposes of this report we have adopted a market risk premium of 6.5% per annum. In our opinion, this is consistent with current valuation practice in the US and is within the range of long-term averages of historical market risk premiums.

Equity beta

Beta is a measure of systematic risk reflecting the sensitivity of a company’s share price to the movements of the stock market as a whole. Whilst expected betas cannot be observed, conventional practice is to estimate an appropriate beta with reference to the historical betas for a company over a finite period. It is also appropriate to consider betas for comparable companies and sector averages as a proxy, particularly if the subject company is not listed.

Observed betas in the market place, known as equity betas, are affected by the gearing of the individual company. The beta for equity reflects the non-diversifiable or systematic risk of a company. Equity betas incorporate the operational risk of the underlying company assets and other financial risk associated with the financial structure of the company (i.e. the combination of debt and equity employed to finance the company assets), whereas asset betas reflect only the operational risk.

The beta of an investment represents relative risk, not a measure of the total risk of a particular investment. Under the CAPM framework, the greater a security’s beta, the greater the required return. This is indicated by a beta greater than one, which implies that firms with higher volatility of returns (as measured by standard deviation) will have higher required returns due to greater risk, other things being equal.

As mentioned above, determination of a beta can be undertaken with reference to analysis of comparable companies. It is generally necessary to make adjustments to the observed equity betas in the market place to remove the impact of the different capital structures and levels of gearing in the companies examined. This process, known as de-levering, involves removing the gearing of the subject company to arrive at the asset beta and subsequently re-levering in line with the target level of gearing.

We adopt the Harris Pringle formula to de-lever and re-lever betas as follows:

Asset beta (un-geared) = Equity beta (geared)/[1 + (D/E)]

Equity beta (re-geared) = Asset beta (un-geared) x [1 + (D/E)]

where:

E = market value of equity

D = market value of debt

D/E = company’s debt to equity ratio

The betas of comparable companies are calculated relative to both the local index of the securities exchange on which the company’s shares are listed and the MSCI World Index. We adopt the betas measured against the securities exchange on which the company’s shares are listed.

Liability limited by a scheme approved under Professional Standards Legislation	Page 92

The equity betas of listed companies involved in similar activities or exposed to the same broad industry sectors as the Group are set out in Table 39 below. We have ignored the equity beta of ListCo as its shares are thinly traded, its beta is significantly distorted by its current high gearing levels and there is a weak correlation between movements in its share price and the ASX as a whole:

Table 39 – Asset betas and debt ratios of comparable listed companies

Company	Equity beta	R - squared	Market capitalization ($’million)	Five year average debt/equity	Five year average debt/EV	Asset beta
Ausdrill Limited	1.42	0.06	347.53	93%	48%	0.74
Bradken Limited	1.26	0.04	518.78	65%	40%	0.76
Capital Drilling Limited	0.90	0.07	89.94	5%	5%	0.85
Downer EDI Limited	1.46	0.31	1,833.60	9%	9%	1.33
Imdex Limited	1.26	0.04	187.67	15%	13%	1.10
K&S Corporation Limited	0.79	0.09	157.06	46%	31%	0.54
Layne Christensen Company	0.72	0.02	173.69	38%	28%	0.52
Macmahon Holdings Limited	1.09	0.03	135.63	12%	11%	0.97
Mastermyne Group Limited	1.36	0.06	20.83	19%	16%	1.14
Mineral Resources Limited	1.27	0.12	1,494.13	2%	2%	1.25
Monadelphous Group Limited	1.83	0.35	871.19	0%	0%	2.11
NRW Holdings Limited	1.32	0.02	170.47	17%	15%	1.12
Orica Limited	0.99	0.24	4,989.35	29%	22%	0.77
Primoris Services Corporation	1.00	0.19	1,198.36	5%	5%	0.95

Date of data Currency	27/03/2017
USD

Average asset beta	1.01
Median asset beta	0.96
Average (excl R-squared of less than 0.5)	0.96
Median (excl R-squared of less than 0.5)	0.81
Average 5-year average debt/equity	25%
Average 5-year average debt/EV	17%

Source: S&P Capital IQ

Table 40 – Summary of Peer Group asset beta

Minimum	0.52
First quartile	0.75
Average	1.01
Third quartile	1.17
Maximum	2.11

After considering the above beta estimates and the relative risks associated with the Group we have adopted an asset beta of 0.9 to 1.1 for the Group. This range is broadly consistent with the median asset beta and the average asset beta excluding companies with an R-squared of less than 0.5.

The application of our assessed optimal gearing structure of 43% (debt/equity) (30% debt/enterprise value) (also see discussion on following page) to our assessed asset beta range results in an equity beta in the range of 1.29 to 1.57. The equity betas calculated have been regressed against each company’s local exchange.

Liability limited by a scheme approved under Professional Standards Legislation	Page 93

Company specific premium

Taking into account the specific risks of the Group relative to the Peer Group we have included a specific risk premium in the range of 0.5% to 1.5% per annum in our assessed cost of equity.

Cost of equity

Having regard to the above we have assessed the cost of equity for the Group to be 11.6% to 13.0% per annum.

Cost of debt

A pre-tax cost of debt of 9.5% per annum has been used based on the Group’s actual weighted average cost of debt as at 31 December 2016. Our analysis of the cost of debt funding of other Peer Group Companies indicates that the Group’s cost of debt finance is broadly consistent with the Peer Group. We have assumed the corporate tax rate of 31 % to calculate the post-tax cost of debt of 6.6%.

Gearing

The level of gearing can have a significant effect on the WACC calculated and it is an important consideration in any rate of return calculation. The gearing level adopted should represent the level of debt that the asset can reasonably sustain and is not necessarily equivalent to the gearing level of the organisation owning or offering the asset.

The factors that affect the optimum level of gearing will differ between assets. Generally, the major issues to address in determining this optimum level will include:

•	The variability in earnings stream
•	Working capital requirements
•	The level of investment in tangible assets
•	The nature and risk profile of the tangible assets.

In general, the lower the expected volatility of cash flows (i.e. risk), the higher the debt levels which can be supported.

When assessing the appropriate gearing level, it is also appropriate to consider the gearing levels of the Peer Group. Our adopted optimal gearing structure is based on our review of the long term average gearing levels of the Peer Group companies. We have adopted an optimal gearing structure (debt to enterprise value ratio) of 30% which is the approximate midpoint of the average long term gearing level of the peer group of and the long term gearing level of Ausdrill Limited, which we believe is the closest comparable company in the Peer Group.

Weighted average cost of capital

The WACC represents the market return required on the total assets of the undertaking by debt and equity providers. This contrasts with the cost of equity, which represents the return required by equity holders only.

As stated earlier, a valuer should use the WACC to assess the appropriate commercial rate of return on the capital invested in the business in recognition that a mix of debt and equity normally fund investments. Accordingly, the selected discount rate should reflect a reasonable level of debt and equity relative to the level of security and the risk attributable to the investment.

There are a number of formulae for the WACC. The differences between the formulae are in the definition of the cash flows (pre-tax or post-tax), the treatment of the tax benefit arising through the deductibility of interest expenses (included in either the cash flow or the discount rate), and the manner and extent to which they adjust for the effects of dividend imputation.

Liability limited by a scheme approved under Professional Standards Legislation	Page 94

The generally accepted WACC formula is the post-tax WACC, without adjustment for imputation:

Where:

Re	=	Expected return or discount rate on equity
Rd	=	Interest rate on debt (pre-tax)
T	=	Corporate tax rate
E	=	Market value of equity
D	=	Market value of debt

Calculation of Nominal WACC

As the Group’s Budget Model is expressed in ‘nominal’ terms, that is, the forecast cash flow has been calculated including the impact of inflation

Summary

The table below summarises our calculation of the Nominal WACC of the Group:

Table 41 – Nominal WACC of the Group

Boart Longyear Group - WACC calculation

Discount rate	Low	High
Risk free rate	2.7%	2.7%
Debt margin	6.8%	6.8%
Pre-tax cost of debt	9.5%	9.5%
Post-tax cost of debt	6.6%	6.6%
Market risk premium	6.5%	6.5%
Net debt/enterprise value	30.0%	30.0%
Asset Beta	0.90	1.10
Equity Beta	1.29	1.57
Company specific premium	0.5%	1.5%
Cost of equity	11.6%	14.5%
Post-tax WACC (nominal)	10.1%	12.1%
Say	10.0%	12.0%
Tax rate	31.0%

Appendix I summarises our DCF analysis based on the assumptions above.

Liability limited by a scheme approved under Professional Standards Legislation	Page 95

Appendix I - DCF summary

Table 42 – DCF summary (low case)

For the calendar year ending		Actual FY16A	Forecast FY17F	Forecast FY18F	Forecast FY19F	Forecast FY20F	Forecast FY21F	Terminal Year
Total net revenue		642.4	681.9	688.7	699.1	713.0	730.9	752.8
Revenue growth (1)			6.1%	1.0%	1.5%	2.0%	2.5%	3.0%
Total Cost of goods sold		556.6	573.3	575.6	580.8	588.8	599.9	617.9
Cost of goods sold as a percentage of revenue (2)			84.1%	83.6%	83.1%	82.6%	82.1%	82.1%
Gross profit		85.84	108.56	113.09	118.28	124.21	130.97	134.90
Gross profit margin		13.4%	15.9%	16.4%	16.9%	17.4%	17.9%	17.9%
Overhead and other expenses (offset against D&A)		(84.2)	(117.1)	(45.1)	(49.4)	(49.3)	(48.8)	(50.3)
EBITDA		1.6	(8.5)	68.0	68.8	74.9	82.2	84.6
Depreciation		(62.5)	(61.9)	(66.8)	(66.0)	(49.1)	(49.1)	(44.4)
EBIT		(60.8)	(70.4)	1.2	2.8	25.8	33.1	40.2
Less: Effective taxes (3)	31%	(6.2)	-	-	-	-	-	(12.5)
Debt-free net income (excl. Amort.)		(67.0)	(70.4)	1.2	2.8	25.8	33.1	27.8
Depreciation			61.9	66.8	66.0	49.1	49.1	AAA
Capital expenditure (4)		(22.3)	(35.2)	(32.7)	(45.9)	(55.2)	(64.5)	(46.7)
Movement in net w orking capital			17.3	(2.2)	(3.3)	(4.5)	(5.8)	-
Debt-free cash flow (5)			(26.4)	33.1	19.6	15.1	11.8	25.4
Low case - WACC of 12%
Capitalised value (6)								282.6
Implied EBITDA exit multiple								3.3
Periods (Months) (7)			6	18	30	42	54	54
Present value factor (8)	12.0%		0.94	0.84	0.75	0.67	0.60	0.60
Present value of cashflow s			(25.0)	27.9	14.8	10.2	7.1	169.7
Sum of present value of cashflow s (USD million)			204.7

Notes:

1.	Based on FY17 forecast, IBISWorld report OD5427 Oil and Mineral Exploration Drilling in Australia annual growth rate of 0.6% for 2017 to 2022 and historical performance.
2.	Based on FY17 forecast percentages and revenue growth
3.	Based on a review of Australian (30%), Canadian (28%) and USA (38%) tax rates as well as regional average rates for NAM (35%), LAM (28%) APAC (30%) and EMEA (28%).
4.	Terminal year level of CAPEX required to support growth and existing operations based on Depreciation being 95% of CAPEX.
5.	Reflects cash available to service debt obligations and make distributions to equity investors.
6.	Applies Gordon Growth formula. Assumes constant growth after explicit forecast.
7.	Reflects mid period discounting convention from Valuation Date.
8.	Equal to the Weighted Average Cost of Capital (WACC).

Liability limited by a scheme approved under Professional Standards Legislation	Page 96

Table 43 - DCF summary (high case)

For the calendar year ending		Actual FY16A	Forecast FY17F	Forecast FY18F	Forecast FY19F	Forecast FY20F	Forecast FY21F	Terminal Year
Total net revenue		642.4	681.9	688.7	699.1	713.0	730.9	752.8
Revenue growth (1)			6.1%	1.0%	1.5%	2.0%	2.5%	3.0%
Total Cost of goods sold		556.6	573.3	575.6	580.8	588.8	599.9	617.9
Cost of goods sold as a percentage of revenue (2)			84.1%	83.6%	83.1%	82.6%	82.1%	82.1%
Gross profit		85.84	108.56	113.09	118.28	124.21	130.97	134.90
Gross profit margin		13.4%	15.9%	16.4%	16.9%	17.4%	17.9%	17.9%
Overhead and other expenses (offset against D&A)		(84.2)	(117.1)	(45.1)	(49.4)	(49.3)	(48.8)	(50.3)
EBITDA		1.6	(8.5)	68.0	68.8	74.9	82.2	84.6
Depreciation		(62.5)	(61.9)	(66.8)	(66.0)	(49.1)	(49.1)	(44.4)
EBIT		(60.8)	(70.4)	1.2	2.8	25.8	33.1	40.2
Less: Effective taxes (3)	31%	(6.2)	-	-	-	-	-	(12.5)
Debt-free net income (excl. Amort.)		(67.0)	(70.4)	1.2	2.8	25.8	33.1	27.8
Depreciation			61.9	66.8	66.0	49.1	49.1	(44.4)
Capital expenditure (4)		(22.3)	(35.2)	(32.7)	(45.9)	(55.2)	(64.5)	(46.7)
Movement in net w orking capital			17.3	(2.2)	(3.3)	(4.5)	(5.8)	-
Debt-free cash flow (5)			(26.4)	33.1	19.6	15.1	11.8	25.4
High case - WACC of 10%
Capitalised value (6)								363.3
Implied EBITDA exit multiple								4.3
Periods (Months) (7)			6	18	30	42	54	54
Present value factor (8)	10.0%		0.95	0.87	0.79	0.72	0.65	0.65
Present value of cashflow s			(25.2)	28.7	15.4	10.8	7.7	236.6
Sum of present value of cashflow s (USD million)			274.1

Notes:

1.	Based on FY17 forecast, IBISWorld report OD5427 Oil and Mineral Exploration Drilling in Australia annual growth rate of 0.6% for 2017 to 2022 and historical performance.
2.	Based on FY17 forecast percentages and revenue growth
3.	Based on a review of Australian (30%), Canadian (28%) and USA (38%) tax rates as well as regional average rates for NAM (35%), LAM (28%) APAC (30%) and EMEA (28%).
4.	Terminal year level of CAPEX required to support growth and existing operations based on Depreciation being 95% of CAPEX.
5.	Reflects cash available to service debt obligations and make distributions to equity investors.
6.	Applies Gordon Growth formula. Assumes constant growth after explicit forecast.
7.	Reflects mid period discounting convention from Valuation Date.
8.	Equal to the Weighted Average Cost of Capital (WACC).
Liability limited by a scheme approved under Professional Standards Legislation	Page 97

Appendix J - Solvency definition and common law principals

Statutory definition

Section 95A(1) of the Corporations Act states that:

•	a person is solvent if, and only if, the person is able to pay all the person’s debts, as and when they become due and payable.

Section 95A(2) further defines that a person who is not solvent is insolvent.

This statutory definition was in existence in one form or another prior to the implementation of the Corporate Law Reform Act on 23 June 1993. In particular it was referred to in section 592(1)(b)(i) as follows:

•	there were reasonable grounds to expect that the company will not be able to pay all its debts as and when they become due.

Common law principles

Although the above definition of solvency is simply stated, it has been the source of much litigation. This has resulted in the consideration of basic common law principles when determining solvency or lack thereof, some of which are summarised below:

•	If a company has a deficiency of net assets but it is in a position to pay all its debts as and when they become due and payable, because of a very strong profit-making business, it is solvent (Quick v Stoland Pty Ltd, 1998).

•	Insolvency, or a severe shortage of liquid assets to meet debts as and when they fall due, needs to be distinguished from a temporary lack of liquidity (Hall and Poolman Pty Limited, 2007);

•	There is a difference between temporary illiquidity and an endemic shortage of working capital whereby liquidity can only be restored by a successful outcome of business ventures in which the existing working capital has been deployed (Hymix Concrete Pty Limited v Garritty,1977).

•	One must consider if the debtor is able to sell, mortgage or pledge his assets within a relatively short time (taking into account the nature of the debts and the circumstances of the debtor’s business), in order to meet his liabilities (Sandell v Porter, 1996).

•	Assets which might otherwise be regarded as non-current (and hence not available to pay current liabilities) can, in appropriate circumstances, be taken into account to determine whether all such current and other liabilities can be met as and when they fall due (Re Newark; Taylor v Carroll, 1991).

•	Although the test of solvency and insolvency within the meaning of section 95A is to be analysed using a cash flow approach rather than a statement of financial position approach, it is conceivable that solvency might be inferred from a preponderance of current assets over current liabilities (Switz Pty Limited v Glowbind Pty Limited, 2000).

•	A company must produce cogent evidence to demonstrate solvency, and not merely a statement from its own accountant asserting that it has a surplus of assets over liabilities, or that the company can pay its debts as they fall due (Expile Pty Limited v Jabb’s Excavations Pty Limited, 2003).

•	It is well established that in considering a company’s financial position as a whole, reference may be had, not merely to strict legal rights and obligations under agreement with creditors and debtors, but to commercial realities (Southern Cross Interiors Pty Limited (in liq) v Deputy Commissioner of Taxation, 2001).

•	If the court is satisfied that as a matter of commercial reality the company has resources available to pay all its debts as they become payable, then it will not matter that the resource is an unsecured borrowing or a voluntary extension of credit by another party (Lewis v Doran, 2004). Furthermore, the ability of a company to raise funds from third parties should be considered in assessing solvency (Powell & Duncan v Fryer, Torkin & Perry, 2000).

The commercial reality that creditors will normally allow some latitude for payment of their debts does not, in itself; warrant conclusions that the debts are not payable at the time contractually stipulated and have become debts payable only upon demand (Standard Chartered Bank v Antico, 1995).

Liability limited by a scheme approved under Professional Standards Legislation	Page 98

Appendix K - Balance sheet reconciliation

Table 44 - Reconciliation between balance sheet and net book values used in Transaction Value allocation

		As at 28 February 2017	Value adopted
Item	Note	$’000	$’000	Variance $’000

Cash and cash equivalents	1	59,343	-	59,343

Trade and other receivables	2	107,898	92,943	14,955

Inventories		165,020	165,020	-

Asset classified as held for sale	3	5,923	-	5,923

Other current assets	4	18,003	-	18,003

Total current assets		356,187	257,963	98,224

Non-current assets

Property, plant and equipment		127,660	127,662	(2)

Goodwill		100,036	100,036	-

Other intangible assets		43,920	43,920	-

Deferred tax assets	5	19,465	-	19,465

Non-current tax receivable	5	19,035	-	19,035

Other assets	6	10,326	-	10,326

Total Non-current assets		320,442	271,618	48,826

Total assets		676,629	529,581	147,050

Current liabilities

Trade and other payables	7	126,589	124,225	2,364

Provisions	8	13,014	9,934	3,080

Current tax payable	5	94,577	-	94,577

Loans and borrowings		140	-	140

Total current liabilities		234,320	134,159	100,161

Non-current liabilities

Loans and borrowings		734,987	-	734,987

Other financial liabilities		-	-

Deferred tax liabilities		18,884	-	18,884

Provisions	8	25,941	23,995	1,946

Total non-current liabilities		779,812	23,995	755,817

Total liabilities		1,014,132	158,154	855,978

Net Assets/(Liabilities)		(337,503)	371,427	(780,930)

Notes on variances

1.	We have not adopted any additional value for cash. The Group has advised it requires a minimum cash holding of approximately $25.0 million, and this holding is assumed in the Enterprise Value. Once Scheme costs are paid, there is unlikely to be any surplus cash in the Group.
2.	We have excluded GST and other unspecified receivables. The GST balances are held largely in developing economies and the value of these assets to a buyer would be questionable.
3.	Assets held for sale are included in the Enterprise Value as surplus assets.

Liability limited by a scheme approved under Professional Standards Legislation	Page 99

4.	Other current assets include prepayments and current tax receivables. We have placed no value on tax assets as their underlying value is highly uncertain.
5.	Tax assets excluded
6.	The nature of the other assets is unknown.
7.	Minor accruals and pre-payments excluded as of unknown value
8.	Provision balances include employee liabilities which have been adopted in our workings. Other provisions including onerous leases, warranty and restructuring costs have been excluded.

Liability limited by a scheme approved under Professional Standards Legislation	Page 100

Appendix L - Schedule of tables

Table 1 – Scope of work, section guide and conclusions	3
Table 2 – Group debt structure as at 28 February 2017	7
Table 3 – Group debt pre and post–restructure (balances as at 28 February 2017)	11
Table 4 – Pro–forma shareholder register pre and post–restructure (pre–dilution)	12
Table 5 – Summary of estimated Enterprise Value of the Group	13
Table 6 – Comparison of the FY16 actual and FY17 budget	16
Table 7 – Comparison of actual and budgeted financial results for the two months ended February 2017	17
Table 8 – Transaction multiples	18
Table 9 – Enterprise valuation range	19
Table 10 – FY16A to FY21F Revenue growth	20
Table 11 – FY16A to FY21F gross margin	20
Table 12 – Key DCF valuation assumptions	21
Table 13 –EBITDA FY17F–FY21F	21
Table 14 –Additional DCF valuation assumptions	22
Table 15 – DCF Enterprise Value range	22
Table 16 – Net tangible business assets at 28 February 2017	23
Table 17 – Base case indirect cash flow forecast	27
Table 18 – Downside case indirect cash flow forecast	28
Table 19 – Pro forma post–restructure balance sheet as at 28 February 2017	30
Table 20 – Base case profit and loss FY17–FY21	31
Table 21 – Downside case profit and loss forecast FY17–FY21	31
Table 22 – Notional NPAT FY17–FY21	32
Table 23 – Summary of Beneficiary outcomes	34
Table 24 – Transaction Value	35
Table 25 – Security and priority structure	36
Table 26 – Net book value of assets adopted for apportionment of Transaction Value	37
Table 27 – Apportionment of Transaction Value to obligor groups	37
Table 28 –Allocation of Transaction Value to Secured Lenders	38
Table 29 – Security and priority structure in liquidation scenario	39
Table 30 – Transaction Value (limited insolvency)	40
Table 31 – Apportionment of Transaction Value (limited insolvency) to obligor groups	40
Table 32 – Estimated dividend to financiers in a limited insolvency	41
Table 33 – Status quo base case cash flow forecast	42
Table 34 – Information received from the Group and relied upon for this report	77
Table 35 –Glossary of abbreviations used in report	78
Table 36 – Description of comparable companies	87
Table 37 – Earnings multiple implied by the market capitalisation of comparable listed companies	90
Table 38 – CAPM	91
Table 39 – Asset betas and debt ratios of comparable listed companies	93
Table 40 – Summary of Peer Group asset beta	93
Table 41 – Nominal WACC of the Group	95

Liability limited by a scheme approved under Professional Standards Legislation	Page 101

Table 42 – DCF summary (low case)	96
Table 43 – DCF summary (high case)	97
Table 44 – Reconciliation between balance sheet and net book values used in Transaction Value allocation	99

Liability limited by a scheme approved under Professional Standards Legislation	Page 102

Appendix M - Schedule of figures

Figure 1 – Simplified corporate and financing structure	8
Figure 2 – Private mineral exploration expenditure (Australia)	15
Figure 3 – Base case monthly liquidity profile FY17–FY18	27
Figure 4 – Downside case monthly liquidity profile FY17–FY18	28
Figure 5 – FY17–FY18 liquidity position assuming status quo	43
Figure 6 – Share price and trade volume for Boart Longyear Limited (ASX:BLY)	85

Liability limited by a scheme approved under Professional Standards Legislation	Page 103

Annexure C

Certified Copies of Financial Statements

Annex C

I certify that this is a true and correct copy of Boart Longyear Limited's Appendix 4E - Preliminary Final Report dated 27 Febuary 2017.

Signed:	/s/ Fabrizio Rasetti
Name:	Fabrizio Rasetti
Position:	Company Secretary
Dated:	March 28, 2017

APPENDIX 4E - PRELIMINARY FINAL REPORT

Name of Entity: ABN or equivalent company reference: Current reporting period: Previous reporting period:	BOART LONGYEAR LIMITED 49 123 052 728 year ended 31 December 2016 year ended 31 December 2015

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	2016	2015
	US$'000	US$'000	$ change	% change
Revenue from ordinary activities	642,404	735,158	(92,754)	-12.6%
Net loss after tax attributable to members	(156,839)	(326,277)	169,438	51.9%
Adjusted net loss after tax attributable to members	(108,450)	(132,184)	23,734	18.0%

Brief explanation of any figures reported above:

Adjusted loss from ordinary activities after tax attributable to members and adjusted loss after tax attributable to members are non-IFRS measures and are used internally by management to assess the performance of the business and have been derived from the Company's financial statements by adding back significant items. Refer to Directors’ Report for explanations.

Dividends per ordinary share paid or to be paid (US$):

	2016	2015
Interim dividend	0 cents	0 cents
Franked amount	0 cents	0 cents

Final dividend	0 cents	0 cents
Franked amount	0 cents	0 cents

No dividend had been determined for either of the half-years ended 30 June 2016 or 31 December 2016.

Total dividends for the years ended 31 December 2016 and 2015 were US$0 (nil) per share.

Net Tangible Assets per share (US$):
Current period:	$(0.51)
Previous corresponding period:	$(0.36)

Net tangible assets decrease resulted from a combination decreasing property, plant and equipment balances as assets depreciate, lower cash balances as well as increases in loans and borrowings during the year.

Control gained over entities having material effect:

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities:

N/A

Segment Information:

Please refer to the Annual Financial Report for the year ended 31 December 2016.

Compliance Statement:

The above information has been prepared based on accounts that have been audited.

SIGNED:

/s/ Fabrizio Rasetti

Company Secretary

DATE: 27 February 2017

I certify that this is a true and correct copy of the financial report of Boart Longyear Limited and its controlled entities for the financial year ended 31 December 2016.

Signed:	/s/ Fabrizio Rasetti
Name:	Fabrizio Rasetti
Position:	Company Secretary
Dated:	March 28, 2017

BOART LONGYEAR LIMITED

A.B.N. 49 123 052 728

ANNUAL FINANCIAL REPORT

YEAR ENDED 31 DECEMBER 2016

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

DIRECTORS' REPORT

The Directors present their report together with the financial report of Boart Longyear Limited (the “Parent”) and its controlled entities (collectively the “Company”) for the financial year ended 31 December 2016 (financial year) and the Independent Auditor’s Report thereon.

Financial results and information contained herein are presented in United States (“US”) dollars unless otherwise noted.

DIRECTORS

The Directors of the Company (the “Directors”) in office during the financial year and as at the date of this report are set out below.

Directors	Position
Marcus Randolph	Executive Chairman
Bret Clayton	Non-executive Director
Peter Day	Non-executive Director
Jonathan Lewinsohn	Non-executive Director (resigned from the Board effective 20 January 2017)
Jeffrey Long	Non-executive Director
Gretchen McClain	Non-executive Director
Rex McLennan	Non-executive Director and Senior Independent Director
Jeffrey Olsen	Executive Director (appointed effective 1 March 2016)
Deborah O'Toole	Non-executive Director
Conor Tochilin	Non-executive Director (appointed effective 20 January 2017)

For a summary of experience and qualifications for each Director, see the Board of Directors section on page 56 of this Report.

COMPANY SECRETARIES

•	Fabrizio Rasetti
•	Philip Mackey (appointed effective 29 January 2016)

PRINCIPAL ACTIVITIES

Boart Longyear is the world’s leading integrated provider of drilling services, drilling equipment and performance tooling for mining and mineral drilling companies globally. The Company offers a comprehensive portfolio of technologically advanced and innovative drilling services and products. The Company operates through two divisions — “Global Drilling Services” and “Global Products” — and believes that its market-leading positions in the mineral drilling industry are driven by a variety of factors, including the performance, expertise, reliability and high safety standards of Global Drilling Services, the technological innovation, engineering excellence and global manufacturing capabilities of Global Products and the Company’s vertically integrated business model. These factors, in combination with the Company’s global footprint, have allowed the Company to establish and maintain long-standing relationships with a diverse and blue-chip customer base worldwide that includes many of the world’s leading mining companies. With more than 125 years of drilling expertise, the Company believes its insignia and brand represent the gold standard in the global mineral drilling industry.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 29 February 2016, Jeffrey Olsen, the Company’s Chief Financial Officer (“CFO”), was announced as the Company’s new President and Chief Executive Officer (“CEO”) effective 1 March 2016. With Mr Olsen’s appointment, Marcus Randolph relinquished his duties as Boart Longyear’s Interim CEO and the associated day-to-day operating responsibilities. Mr Randolph remains the Company’s Executive Chairman at the request of the Board of Directors to assist with Mr Olsen’s assumption of his new duties.

On 12 August 2016, the Company announced several executive appointments to strengthen its senior management team. Brendan Ryan was announced as the Company’s Chief Financial Officer, and Denis Despres was appointed to the newly created role of Chief Operating Officer. Messrs Ryan and Despres commenced employment with the Company on 6 September 2016 and 1 September 2016, respectively. In addition, the Company announced the departure of Mr Kent Hoots, Senior VP, Global Products.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

EVENTS SUBSEQUENT TO REPORTING DATE

On 5 January 2017, the Company entered into a $20 million delayed draw term loan (“DDTL”) with Centerbridge Partners L.P. The DDTL has been established to provide additional financial resources to support ongoing restructuring discussions with the Company’s lenders as well as to provide additional working capital in the first quarter of 2017. The Company drew the available $20 million balance on 13 February 2017.

The material terms of the DDTL are, as follows:

•	Commitment of $20 million in aggregate principal amount;
•	Secured by $50 million of collateral in the form of certain of the Company’s drilling rigs in the United States, Canada and Australia;
•	Maturity date of 31 December 2020;
•	Interest Rate of 12% per annum payable in kind or 10% payable in cash at the Company’s option, in each case payable quarterly in arrears; and
•	Other customary terms and conditions, including customary covenants and events of default that are substantially the same as those in the Centerbridge Term Loans A and B.

In conjunction with the execution of the DDTL, the Company and Centerbridge have also modified certain terms of Term Loans A and B, which were entered into as part of the Centerbridge-led recapitalisation in 2015, as follows:

•	The maturity dates for Term Loans A and B have been amended from 1 October 2020 and 1 October 2018, respectively, to 3 January 2021
•	The interest rate for both Terms Loans A and B has been amended from 12% per annum payable in kind to either 12% payable in kind or 10% payable in cash at the Company’s option;
•	The period for the make-whole obligations under Term Loans A and B has been extended to 3 January 2021;
•	The Company must at all times maintain at least 90% of all its US, Canada and Australia tangible assets, including the collateral for the DDTL, as collateral supporting Term Loans A and B.

DIVIDENDS

No dividends have been paid during the financial year.

No dividend was determined for either of the half-years ended 30 June 2016 or 31 December 2016.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

REVIEW OF OPERATIONS 1

1.	Safety Performance, Market Conditions and Strategies

1.1	Overview

Boart Longyear is the world’s leading integrated provider of drilling services, drilling equipment and performance tooling for mining and mineral drilling companies globally. We conduct our business activities through two segments, Global Drilling Services and Global Products.

We aim to create value for our customers through a comprehensive portfolio of technologically advanced and innovative drilling services and products. We believe that our market leading positions in the mineral drilling industry are driven by a variety of factors, including the performance, expertise and high safety standards of Global Drilling Services and the innovation, engineering excellence and global manufacturing capabilities of Global Products.

Our operating and commercial priorities include solidifying our competitive advantages with sustained investments in safety performance, productivity enhancements and operating improvements in our Global Drilling Services division, while remaining focused on the needs of our customer base. Similarly, technology and product innovation are central to the strength and future growth of our Global Products division, and we continue to pursue incremental product improvements that customers will need at any point in the mining cycle. During 2016, the Global Products division launched seven new products and continues to invest in its new product pipeline. A key launch was the LF™160 surface coring drill rig with a hands free rod loader. This rig package brings a combination of features that delivers best-in-class safety and productivity to the drill site. We continued to roll out TruCore™ in Latin America. This is the first in a range of instrumentation tools that provides accurate core orientation measurements, which represents the first step in implementing our strategy to be the global leader in providing subsurface resource information to our mining customers through our Geological Data Services business.

Our capital structure exposes us to a variety of market, operational and liquidity risks. To address these risks, we are focused on addressing our capital structure, including debt maturities in October 2018 and our high levels of debt relative to current market conditions. We also have established being cash positive in 2017 as a primary goal for the business, which we intend to achieve through continued disciplined expense and capital management, opportunistic cost reductions and productivity enhancements.

1.2	Safety Performance

Central to our success is a clear focus on driving safety improvements. We regard safety as fundamental to our relationships with our employees, customers and all stakeholders. We also consider our safety performance both to be a significant opportunity and a risk, as our customers often look to safety as a basis to differentiate their suppliers.

In 2016, the Company reported good safety performance, with a Total Case Incident Rate (“TCIR”) of 1.41 and Lost-Time Injury Rate (“LTIR”) of 0.11, compared to corresponding rates of 1.24 and 0.18 for 2015. (Both TCIR and LTIR are rates calculated based on 200,000 hours worked.) While Company performance continues to be solid, we are committed to providing our employees and customers with an injury-free workplace and industry-leading safety performance. During this half-year period, our employees experienced 69 injuries that required some medical treatment and six injuries that resulted in lost work time. We believe that significant improvements in our safety record are a moral imperative, and we are pursuing improvements through initiatives focused upon critical risk management, risk-focused field leadership, industry-leading training and competency verification and employee-centric safety messaging initiatives.

1.3	Impact of Market Conditions

Market conditions in 2016 have continued to be defined by weak demand and oversupply in our core mineral drilling industry, as most of the world’s mining companies continued to tightly control their exploration, development and capital expenditures and to seek savings from their suppliers.

During 2016, drill rig utilisation remained at historical lows and pricing conditions for our goods and services continued to be weak and adversely impact the Company’s financial performance.

(1)    The Review of Operations contains information sourced from our audited financial statements as well as additional supplemental information that has not been subject to audit or review.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

As a result of challenging market conditions as well as significant ongoing finance costs, the Company reported a statutory loss for the 2016 financial year of $156.8 million, which was an improvement of $169.5 million compared to the prior year (2015: $326.3 million loss). Adjusted net loss after tax for the year (adding back significant items and other non-recurring items) was $108.4 million, compared to an adjusted net loss after tax for 2015 of $132.2 million, a decrease in loss of $23.8 million. See reconciliation in Section 7 ‘Non-IFRS Financial Information’.

Objectives and Strategies

We continue to prioritise cash generation and positioning the business with a more efficient operating platform in all phases of the mining industry’s cycles. Key elements of this strategy include achieving and maintaining sustainable EBITDA-to-revenue margins, improving returns on capital through disciplined variable and fixed cost management and capital spending programs, and rigorous focus in working capital particularly inventory and accounts receivable.

We are committed to driving long-term shareholder value by executing on several initiatives to improve our commercial practices in both our divisions and improved safety, productivity and profitability in our Global Drilling Services division, including through:

1.	focusing on operational efficiencies and productivity at the drill rig level;
2.	optimising the commercial organisation to drive value through contracting and pricing processes;
3.	leveraging the supply chain function across the business; and
4.	controlling SG&A and other overhead related costs.

We also are pursuing market leadership in providing subsurface resource information to our mining customers in an integrated, real-time and cost-effective manner through our Geological Data Services business.

In our Global Products division, we are focused on improving our commercial practices and product development to more closely align with customer priorities, product innovation and technology and manufacturing leadership and delivering more cost-effective products offering improved productivity and safety.

Ultimately, our goal is operational excellence to help us address the risks and challenges of the current mining industry cycle while also preserving the significant upside that we may realise in our operations when market conditions change and our operating leverage improves as a result of our significantly improved cost structure and operating performance. We also are capitalising on longer-term growth opportunities through investment in technologies that will broaden our customer offerings.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

2	Financial and Operating Highlights

	For the year ended 31 December
	2016	2015
	US$ Millions	US$ Millions	$ Change	% Change

Key financial data

Revenue	642.4	735.2	(92.8)	-12.6%
NPAT(1)	(156.8)	(326.3)	169.5	51.9%
Adjusted NPAT(1)	(108.4)	(132.2)	23.8	18.0%
EBITDA(2)	1.6	(115.3)	116.9	101.4%
Adjusted EBITDA(2)	32.0	(0.1)	32.1	32100.0%
Operating Loss	(60.8)	(199.2)	138.4	69.5%
Loss from Trading Activities (3)	(23.9)	(45.8)	21.9	47.8%
Cash (used in) generated from operations	(1.4)	11.4	(12.8)	-112.3%
Net cash flows used in operating activities	(50.4)	(54.9)	4.5	8.2%
Capital expenditures (accrual)	20.4	20.4	-	0.0%
Capital expenditures (cash)	22.4	24.5	(2.1)	-8.6%

Weighted Average number of ordinary shares	935.6	905.5	30.1	3.3%
Earnings per share (basic and diluted)	(16.8) cents	(36.0) cents	19.2 cents	53.3%

Average BLY rig utilisation	32%	36%	-4%	-11.1%
Average Fleet size	889	921	(32)	-3.5%

(1)	NPAT is ‘Net profit after tax’. Adjusted NPAT is ‘Net profit after tax and before significant and other non-recurring items’. See reconciliation in section 7 ‘Non-IFRS Financial Information’.
(2)	EBITDA is ‘Earnings before interest, tax, depreciation and amortisation’Adjusted EBITDA is ‘Earnings before interest, tax, depreciation and amortisation and before significant and other non-recurring items’. See reconciliation in section 7 ‘Non-IFRS Financial Information’.
(3)	Loss from Trading Activities is a non-IFRS measure and is used internally by management to assess the underlying performance of the business and has been derived from the Company’s financial results by eliminating from Operating Loss charges relating to significant and other expense/income items.

3	Discussion and Analysis of Operational Results and the Income Statement

3.1	Revenue

Revenue for the year ended 31 December 2016 of $642.4 million decreased by 12.6%, or $92.8 million, compared to revenue for the prior year ended 31 December 2015 of $735.2 million.

A majority of the revenue for both Global Drilling Services and Global Products is derived from providing drilling services and products to the mining industry and is dependent on mineral exploration, development and production activities. Those activities are driven by several factors, including anticipated future demand for commodities, the outlook for supply and mine productive capacity, the level of mining exploration and development capital and the availability of financing for, and the political and social risks around, mining development.

Revenue during 2016, was lower as a result of lower volumes due to weaker sentiment in the mining industry, resulting in reduced spending on exploration and development, as well as unfavourable foreign currency impacts when compared to the same period in 2015. We are still challenged by the negative impact of price on revenue but it is less in 2016 than in 2015.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

3.2	Cost of Goods Sold, Sales and Marketing Expense, and General and Administrative Expense

The following pro forma income statement shows the effects of removing significant items from their respective income statement line. The adjusted balances will be used in the following narrative to reflect cost categories after removing the impact of significant items.

	For the year ended 31 December
	2016			2015
	As	Significant	Adjusted	As	Significant	Adjusted
	Reported	Items	Balance	Reported	Items	Balance

Continuing operations
Revenue	642.4	-	642.4	735.2	-	735.2
Cost of goods sold	(556.6)	3.0	(553.6)	(734.8)	76.2	(658.6)
Gross margin	85.8	3.0	88.8	0.4	76.2	76.6

Other income	8.9	-	8.9	2.2	-	2.2
General and administrative expenses	(108.8)	22.1	(86.7)	(119.1)	21.1	(98.0)
Sales and marketing expenses	(28.4)	2.4	(26.0)	(25.2)	0.7	(24.5)
Significant items	-	(27.5)	(27.5)	-	(98.0)	(98.0)
Other expenses	(18.3)	-	(18.3)	(57.5)	-	(57.5)
Operating loss	(60.8)	-	(60.8)	(199.2)	-	(199.2)

Total adjusted Cost of Goods Sold (“COGS”), adjusted Sales and Marketing expenses (“S&M”) and adjusted General and Administrative expenses (“G&A”) for the Company for the year ended 31 December 2016 were $666.3 million, compared to $781.1 million in 2015, a decrease of $114.8 million, or 14.7%.

Total adjusted COGS for the year ended 31 December 2016 was $553.6 million, representing a decrease of 15.7% compared to COGS of $658.6 million for 2015. Adjusted COGS as a percentage of revenue decreased at a greater percentage than the decrease in revenue when compared to the prior year. This decrease is due to the cost reduction actions that have been implemented over the past several years.

Total adjusted S&M expenses for the year ended 31 December 2016 of $26.0 million increased by 6.1%, or $1.5 million, from the prior year (2015: $24.5 million for the comparable period). Adjusted S&M expenses increased as a percentage of revenue during 2016 compared to the prior year.

Total adjusted G&A expenses for the Company for the year ended 31 December 2016 were $86.7 million, representing a decrease of 11.5%, or $11.3 million (2015: $98.0 million for the prior year). Adjusted G&A expenses remained fairly consistent as a percentage of revenue year over year. The Company continues to reduce costs wherever possible. The majority of the decrease in G&A expenses relates to decreases headcount and travel expenses during the year.

In response to weakening industry conditions, the Company has taken a series of initiatives to reset its cost base and to reduce its overall expenditure profile. The initiatives have included the removal of certain operating expenses, SG&A expense, other overhead-related expense and capital expenditures. From 2012 to 2016, the Company estimates that it has reduced its overall expenditure profile by approximately $1.4 billion.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

3.3	Significant Items

During the years ended 31 December 2016 and 2015, the Company incurred the following restructuring expense, recapitalisation costs and impairment charges related to current market conditions and cost reductions:

	For the year ended 31 December
	2016	2015	$
	US$ Millions	US$ Millions	Change
Significant items
Recapitalisation costs	7.5	0.6	6.9
Impairments
Equipment	0.9	36.8	(35.9)
Intangible assets	1.0	0.6	0.4
Inventories	-	34.5	(34.5)
Employee and related costs [1]	8.0	16.0	(8.0)
Other restructuring costs	10.1	9.5	0.6
Total significant items	27.5	98.0	(70.5)
Net of tax	27.2	89.6	(62.4)

(1)	Employee and related costs include separation costs, retention and other employee-related costs

Significant items decreased to $27.5 million during the year ended 31 December 2016 (2015: $98.0 million), mainly related to the absence of significant impairment charges being recorded in respect of property, plant and equipment and inventories in the current year compared to the prior year, in which a total of $71.3 million of impairments were recorded.

3.4	Other Income/Expenses

Other income increased to $8.9 million during the year ended 31 December 2016 (2015: $2.2 million) primarily due to gains on disposals of surplus property and drilling equipment as well as foreign currency exchange gains. Based on current market conditions and future outlook, in 2015 the Company commenced a project to sell certain excess rigs and ancillary equipment that are underutilised. The opportunity for a gain by the disposition of these targeted assets allows the Company to rationalise its assets, raise capital and reduce ongoing maintenance costs. These asset rationalisation initiatives are expected to continue through 2017 and accordingly, there are $5.9 million of assets classified as Held for Sale.

Other expenses, principally amortisation of intangible and VAT-related items, decreased $39.2 million to $18.3 million during the year ended 31 December 2016 (2015: $57.5 million). The significant decrease relates to the following: in the prior year there was a significant foreign currency loss ($17.0 million) compared to a gain in the current year; there were VAT and customs settlements ($6.4 million) that did not repeat in the current year; a loss on liquidation of a subsidiary of $6.3 million that was a one-time charge and other miscellaneous items that did not recur during 2016. During the year ended 31 December 2016 the US dollar weakened against other currencies and the Company experienced a gain on foreign currency. We actively review our exposure to foreign currency exchange risk. Options to mitigate this risk may include the use of forward exchange contracts or currency options, but we did not employ these methods to manage currency exposures during the years ended 31 December 2016 and 2015 since most of the Company’s currency risk relates to intercompany transactions.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

3.5	Income Tax Expense

Income tax expense on the pre-tax loss of $131.0 million for the year ended 31 December 2016 was $25.8 million (2015: $58.3 million for the comparable period) reflecting a negative tax rate of 19.7%. This tax rate can largely be attributed to several factors including:

•	the impact of different tax rates and results in the jurisdictions in which the Company operates;
•	the non-recognition of the tax benefits associated with certain current period losses; and
•	non-deductible finance costs

3.6	Earnings (Losses)

NPAT for the Company was negative $156.8 million for the year ended 31 December 2016 (2015: NPAT of negative $326.3 million for the comparable period). EBITDA for the year ended 31 December 2016 was $1.6 million (2015: $115.3 million EBITDA loss for the comparable period). The increase in EBITDA is mainly due to better operating results, a decrease in other expenses and a decrease in restructuring expenses in 2016 as well as reduced impairment charges being recorded in the current year.

Adjusted NPAT for the period ended 31 December 2016 was a loss of $108.4 million (2015: adjusted loss $132.2 million for the comparable period) and adjusted EBITDA increased by $32.1 million to $32.0 million for the year ended 31 December 2016 (2015: loss of $100 thousand for the comparable period). See reconciliation in Section 7 ‘Non-IFRS Financial Information’.

4	Discussion and Analysis of Cash Flow

	For the year ended 31 December
	2016	2015
	US$ Millions	US$ Millions	$ Change	% Change
Cash (used in) generated from operations	(1.4)	11.4	(12.8)	-112.3%
Net cash flows used in operating activities	(50.4)	(54.9)	4.5	8.2%
Net cash flows used in investing activities	(7.9)	(25.0)	17.1	68.4%
Net cash flows provided by financing activities	17.5	47.1	(29.6)	-62.8%

4.1	Cash Flow used in Operating Activities

Cash flow from operating activities for the year ended 31 December 2016 was negative $50.4 million, an improvement of $4.5 million from the comparable period (2015: negative $54.9 million). The improvement in 2016 was mainly due to a decrease in cash taxes paid during the year of $16.7 million, partially offset by a reduction in cash generated from working capital release in 2016 as compared to 2015.

We have invested $19.2 million in capital equipment to support existing operations during 2016, which is consistent with the comparable prior period (2015: $21.8 million). Of the 2016 amount, $13.2 million was spent on sustainment activities relating to refurbishing current rigs and other support equipment, $3.0 million was spent on product development activities, including engineering and patent maintenance and the remaining amount related to miscellaneous expenditures. 2016 capital expenditures have been partially offset by proceeds from the sale of property, plant and equipment of $16.4 million (2015: $2.4 million). Our initiatives to conserve cash during the year have included prudent and judicious control over capital expenditures.

The decrease in cash flows provided by financing activities is a direct result of the initiatives to preserve liquidity and efficiently manage costs.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

5	Discussion of the Balance Sheet

The net assets of the Company decreased by $157.3 million, to negative $337.5 million as at 31 December 2016, compared to negative $180.2 million as at 31 December 2015. This decrease results from the use of cash to sustain business operations, decreases in property, plant and equipment due to depreciation and disposals and decreases in trade payables, accrued payroll and benefits and accrued goods and services tax due to decreased business.

We continue to actively manage networking capital in relation to the current business cycle. In sustained periods of reduced global drill rig utilisation, inventory levels do not shrink as quickly as demand and the Company must evaluate inventory monthly to determine appropriate accounting reserves for slow-moving and obsolete inventory. When the Company’s markets begin to improve, it is likely that net working capital levels will increase as we increase inventory and the Company generates additional receivables.

Cash and cash equivalents decreased by $54.1 million, or 47.6%, to $59.3 million as at 31 December 2016 (2015: $113.4 million as at 31 December). The decrease was due to cash used in operating activities of the Company.

Trade and other receivables decreased by $2.2 million, or 2.0%, to $107.9 million as at 31 December 2016 (2015: $110.1 million as at 31 December). Days Sales Outstanding (“DSO”) at 31 December 2016 remained consistent with the same period in 2015 at 53 days. This result was achieved through intense focus on collections and continued emphasis on prompt customer billing by our Global Drilling Services division.

Inventories remained relatively consistent at $165.0 million as at 31 December 2016 (2015: $166.3 million as at 31 December). The net decrease was due to $21.4 million related to third party sales and Global Drilling Services consumption, offset by an increase of $1.3 million related to foreign currency exchange differences and $17.4 million related to other non-cash items.

The net value of property, plant and equipment decreased by $48.8 million or 27.7% to $127.7 million as at 31 December 2016 (2015: $176.5 million as at 31 December), which was mainly due to depreciation expenses of $48.6 million, disposals of $12.6 million, a transfer of $5.9 million of assets to assets held for sale, a transfer of $1.5 million to other intangibles and an impairment of $878 thousand, partially offset by foreign currency movements of $3.1 million and current year additions ($17.5 million).

Tax assets remained fairly consistent at $42.9 million as at 31 December 2016 (2015: $41.9 million as at 31 December) as we continue to hold valuation allowances against our deferred tax assets as a result of adverse business conditions reflected in the Company’s medium term earnings forecast.

Trade and other payables decreased by $18.4 million, or 12.7%, to $126.6 million as at 31 December 2016 (2015: $145.0 million as at 31 December). The average credit period on purchases of certain goods increased by 6 days to 37 days. Trade payables represent 12.5% of the Company’s total liabilities. The reduction in trade and other payables was driven by the lower level of manufacturing activity and continued focus on cost control.

Provisions of $39.0 million as at 31 December 2016 decreased by 12.4%, or $5.5 million (2015: $44.5 million as at 31 December), and represent 3.8% of total Company liabilities. The decrease is mainly due to decreases in employee benefits as the number of employees has decreased and restructuring and termination costs. There was a slight offsetting increase in defined benefit plan liabilities. Although we have experienced increases in pension plan assets due to market appreciation, the decrease in discount rates resulted in a larger offsetting increase in projected liabilities.

Borrowings of $735.1 million, representing 72.6% of the Company’s liabilities, increased by $45.3 million during the year ended 31 December 2016 (2015: $689.8 million as at 31 December). The Company’s net debt (gross debt less cash and cash equivalents) increased by $99.4 million, to $675.8 million, as at 31 December 2016 (2015: $576.4 million as at 31 December). The largest contributors to the need for cash and therefore the increase in the borrowings were the cash interest payments ($45.3 million) and capital expenditure ($22.4 million). The borrowings also increased due to the interest that accretes on the term loans ($25.4 million).

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

Liquidity and Debt Facilities

The Company’s debt is comprised of the following instruments:

	Principal		Accreted
	Outstanding		Interest
	as at 31 December		as at 31 December
	2016		2016	Interest	Scheduled
Description	(millions)		(millions)	Rate	Maturity	Security

Senior Secured Notes	$195.0			10%	1 October 2018	Second lien on the accounts receivable, inventories, deposit accounts and cash (“Working Capital Assets”) of the Term Loan B and 10% Secured Notes guarantors that are not ABL guarantors, a third lien on the Working Capital Assets of the Term Loan B and 10% Secured Notes issuer and the Term Loan B and 10% Secured Notes guarantors that are also ABL guarantors, and a first lien on substantially all of the Non-Working Capital Assets of the Term Loan B and 10% Secured Notes issuer and guarantors, including equipment, intellectual property, the capital stock of subsidiaries and certain owned real property.

Term Loan - Tranche B	$105.0		$28.4	12%[2]	1 October 2018[5]	Same as Senior Secured Notes[5]

ABL	$17.6	[1]		Variable [3]	29 May 2020[4]	First lien on the Working Capital Assets of the ABL borrower and guarantors and a third lien on substantially all of the other tangible and intangible assets (“Non-Working Capital Assets”) of the ABL borrower and guarantors, including equipment, intellectual property and the capital stock of subsidiaries (but excluding real property).

Term Loan - Tranche A	$85.0		$25.4	12%[2]	22 October 2020[5]	First lien on the Working Capital Assets of the Term Loan A guarantors that are not ABL guarantors, a second lien on the Working Capital Assets of the Term Loan A issuer and the Term Loan A guarantors that are also ABL guarantors, and a second lien on substantially all of the Non- Working Capital Assets of the Term Loan A issuer and guarantors, including equipment, intellectual property, the capital stock of subsidiaries and certain owned real property.[5]

Senior Unsecured Notes	$284.0			7%	1 April 2021	Unsecured

(1)	$11.9 million in letters of credit were issued in addition to the $17.6 million borrowings that were outstanding.
(2)	Interest rate may be reduced to 11% if the Company’s trailing 12 month adjusted EBITDA is greater than $200 million.
(3)	Based on LIBOR + margin (grid-based margin is currently 3.5%).
(4)	If Term Loan-tranche B and Senior Secured Notes have not been refinanced prior to July 2018, maturity accelerates to 1 July 2018.
(5)	The Company entered into a $20 million credit facility with Centerbridge Partners L.P. in January 2017, subsequent to the date of the financial statements. The Company and Centerbridge also modified certain terms of Term Loans A and B. See additional disclosure in Note 33.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

The Company’s ABL facility provides for a commitment of up to $40.0 million in revolving borrowings and other extensions of credit such as for letters of credit. This facility is a secured loan with a first-priority lien on the issuer’s and guarantors’ accounts receivable, inventories, and cash. Scheduled maturity is the earliest of (i) 90 days prior to the maturity of Existing Senior Secured Notes (or any Indebtedness refinancing the security) (ii) 90 days prior to the maturity of Term Loan A (or any Indebtedness refinancing the security) (iii) 90 days prior to the maturity of Term Loan B (or any Indebtedness refinancing the maturity of the security) or (iv) 29 May 2020. Pricing for the facility is based on LIBOR plus a grid-based spread, which spread currently is 3.5%. The facility does not include ongoing financial maintenance covenants. Certain restrictions under the facility currently limit maximum borrowings to $35.0 million and require $5.0 million in cash to be held in a restricted account with the lender. These restrictions will be lifted if the Company satisfies a 1.0x fixed charge coverage test for four consecutive quarters related to the restricted borrowings and two consecutive quarters as it relates to the restricted cash.

The following table shows the outstanding debt with maturities.

The Company’s debt ratings were subject to review by S&P Global (“S&P”) on two separate occasions since the release of the Company’s most recent half-year report, once on 21 December 2016 and once on 13 February 2017. As a result of the reviews, the following actions were taken: as follows:

•	Corporate credit rating lowered to “CCC+”,
•	Rating outlook remained at “Negative”,
•	Ratings on senior secured notes and senior unsecured notes lowered to “CCC” and “CC”, respectively,
•	Recovery ratings on senior secured notes and senior unsecured notes lowered to “2” and “5”, respectively.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

6	Review of Segment Operations

The following table shows our third party revenue and revenue from inter-segment sales by our Global Drilling Services division. Segment profit represents earnings before interest and taxes.

	Segment Revenue				Segment Profit
	2016		2015		2016	2015
	US$ Millions		US$ Millions		US$ Millions	US$ Millions
Drilling Services		447.7		527.9	10.7	(2.6)

Global Products revenue
Products third party revenue	194.7		207.3
Products inter-segment revenue(1)	57.7		52.5
Total Global Products		252.4		259.8	4.2	5.6

Less Global Roducts sales to Global Drilling Services		(57.7)		(52.5)

Total third party revenue		642.4		735.2
Total segment profit					14.9	3.0

(1)	Transactions between segments are carried out at arm’s length and are eliminated on consolidation.

(1) Based on percentages of total Company revenue for the year ended 31 December 2016.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

6.1	Review of Segment Operations - Global Drilling Services

	For the year ended 31 December
	2016 US$ Millions	2015 US$ Millions	$ Change	% Change
Financial Information
Third party revenue	447.7	527.9	(80.2)	-15.2%
COGS
Materials/labor/overhead/other	363.0	438.1	(75.1)	-17.1%
Depreciation and amortisation	38.3	54.5	(16.2)	-29.7%
Total COGS	401.3	492.6	(91.3)	-18.5%
COGS as a % of Revenue	89.6%	93.3%	-3.7%	-4.0%

Contribution margin $	35.6	23.3	12.3	52.8%
Contribution margin %	8.0%	4.4%	3.6%	81.8%
Business unit SG&A	10.7	12.0	(1.3)	-10.8%
Allocated SG&A	21.3	26.0	(4.7)	-18.1%
EBITDA	51.6	40.9	10.7	26.2%
Capital spend (accrual)	15.0	14.6	0.4	2.7%

Other Metrics
Average # of Operating Drill Rigs	287	331	(44)	-13.3%
Average # of Drill rigs	889	921	(32)	-3.5%
# of Employees at period-end	3,011	3,127	(116)	-3.7%

Safety

The Global Drilling Services division’s Total Case Incident Rate (TCIR) for the year ended 31 December 2016 was 1.43, compared to 1.32 for 2015. Its Lost-Time Incident Rate (LTIR) for 2016 was 0.10, compared to 0.21 for 2015. Although the beginning of 2016 was challenging for Global Drilling Services in terms of TCIR performance, strong safety performance in recent months have continued the trend over several years of improving safety performance. We believe this trend supports the effectiveness of the divisions safety initiatives, which include better analysis of high-potential near miss incidents and significant injuries; applying corrective actions more globally; increasing management safety interactions at operating locations; increasing supervisory competencies through training; reinforcing hazard assessments; and increasing drill rig inspection frequency.

Key Safety Metrics
	2016		2015
	First Half	Full Year	First Half	Full Year
TCIR	1.41	1.43	1.17	1.32
LTIR	0.10	0.10	0.16	0.21

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

Rig fleet

Our Global Drilling Services division’s rig fleet, consisting of 879 rigs as at 31 December 2016, is the largest fleet operated by a mineral drilling services company in the world. Our drill rig packages range from small underground packages costing approximately $500 thousand to large diameter rotary packages that cost in excess of $4.0 million. The operational life of a drill rig varies greatly. Underground rigs are depreciated over a five-year period, whereas surface core rigs are depreciated over 10 years and rotary rigs over 12 years, or their estimated useful life.

Revenue

Consistent with recent trends, mining industry spending on exploration and development and non-mining services declined in 2016 and, as a result, Global Drilling Services’ revenue in 2016 was $447.7 million, down 15.2% from $527.9 million in 2015. The year-over-year revenue decrease was driven by a combination of volume reduction, price and changes in foreign exchange rates. Volume decreases can be attributed primarily to the reduction of agricultural drilling in the US, underground drilling in Canada, and drilling reductions in Latin America, and resulted in $59.6 million of the year-over-year decrease. The stronger US Dollar against foreign currencies as compared to the prior year resulted in reduced revenues due to translation, primarily the Canadian and Australian dollar, resulted in a $10.1 million reduction in year-over-year revenues. Price decreases in Asia Pacific and Africa drilling operations averaging 2.0% as a percentage of revenue reduced year-over-year revenue by a further $10.5 million.

Approximately 85% of Global Drilling Services’ revenue for 2016 was derived from major mining companies, including Barrick, BHP Billiton, Randgold, Goldcorp, Newmontand Rio Tinto. Our top 10 Global Drilling Services customers represented approximately 60% of the division’s revenue for 2016, with no contract contributing more than 2.0% of our consolidated revenue. The Company has one customer that contributed 12.3% of the Company’s revenue in 2016. There was no single customer that contributed more than 10% of the Company’s revenue in 2015. We believe this diversified revenue base provides greater revenue stability.

Revenue by Customer Type

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

Revenue by Drill Type

While the percent distribution of revenue by mine stage and drill type remained relatively stable, each drilling discipline experienced reductions in overall revenue. Drilling disciplines more closely tied to brown field surface exploration and production had a lower reduction compared to other drilling disciplines. Surface coring revenues for 2016 were $153.5 million as compared to 2015 with revenues of $165.6 million, a decrease of 7.3%. The percussive drilling operations ended 2016 with revenues of $34.7 million compared to $39.9 million in 2015, a decrease of 13.0%. Water Drilling revenues for 2016 were $68.1 million as compared to the same period in 2015 with revenues of $90.2 million, a decrease of 24.5%. The reduction in Water Well drilling in 2016 was due to reduction of water services in agricultural and municipal markets in the United States.

Revenue by Stage (1)

Revenue by Drill Type (1)

	2016		2015		2014
	US$	% of	US$	% of	US$	% of
	Millions	Total	Millions	Total	Millions	Total
Surface Coring	153.5	34.3%	165.6	31.4%	202.4	31.8%
UG Coring	117.9	26.3%	142.8	27.0%	154.8	24.3%
Rotary	62.9	14.0%	70.6	13.4%	109.4	17.2%
Water Well	68.1	15.2%	90.2	17.1%	98.5	15.5%
Percussive	34.7	7.8%	39.9	7.6%	45.4	7.1%
Sonic	10.6	2.4%	18.8	3.5%	25.6	4.0%
Grand Total	447.7		527.9		636.1

(1)	Based on percentages of total Company revenue for 2016

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

Revenue by Commodity

Gold and copper continue to be the primary commodities on which our customers were spending their exploration budgets in 2016 representing 57.5% and 16.5% of revenue, respectively. Reductions in commodity prices have negatively impacted our revenues, as mining customers elected to reduce exploration budgets in response to poor sentiment as a result of decreases in prices for many commodities at the start of 2016. In particular, Global Drilling Services’ revenue associated with copper decreased to $74.0 million for the year ended 31 December 2016, compared to $110.8 million for 2015, a decrease of 33.2%. For the same time periods, revenue associated with gold increased by 2.9%.

Revenue by Commodity (1)

(1) Based on percentages of total Global Drilling Services revenue for the year ended 31 December 2016

Revenue by Commodity

	2016		2015		2014
	US$	% of	US$	% of	US$	% of
	Millions	Total	Millions	Total	Millions	Total
Gold	257.5	57.5%	250.1	47.4%	285.7	44.9%
Copper	74.1	16.6%	110.8	21.0%	120.8	19.0%
Energy	26.1	5.8%	44.1	8.4%	56.3	8.9%
Iron	18.4	4.1%	9.2	1.7%	39.9	6.3%
Water Services	15.5	3.5%	33.9	6.4%	42.9	6.7%
Nickel	27.1	6.1%	26.9	5.1%	26.8	4.2%
Other	8.2	1.8%	1.5	0.3%	8.3	1.3%
Other Metals	20.8	4.6%	51.4	9.7%	55.4	8.7%
Grand Total	447.7		527.9		636.1

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

Margins

Despite challenges resulting from weak demand and a 15.2% reduction in revenue comparing 2016 to 2015, Global Drilling Services in 2016 achieved $35.6 million in Contribution Margin compared to $23.3 million in 2015, an increase of 52.8%. The primary drivers for the increase in Contribution Margin were the cost control initiatives undertaken by the business and the productivity and commercial improvements commenced in the second half of 2015. In 2016, the business improved in meters per shift, non-billable hours and revenue per shift while reducing variable and fixed cost to maintain a flat cost structure from a percent of revenue perspective.

EBITDA in 2016 was $51.6 million, up 26.2% from $40.9 million in 2015. The largest improvement was seen in our Africa and Asia Pacific operations. EBITDA in Africa and Asia Pacific drilling services increased $16.3 million in 2016 compared to a loss of $3.5 million for the same period in 2015. The turning point for the region was a cost restructure that started in 2015. Other regions of the Global Drilling Services business have had varied EBITDA results, but we continue to focus on the cost structure of all our operations and on driving continued improvement in productivity and commercial practices.

6.2	Review of Segment Operations - Global Products

	For the year ended 31 December
	2016 US$ Millions	2015 US$ Millions	$ Change	% Change
Financial Information
Third party revenue	194.7	207.3	(12.6)	-6.1%
COGS
Materials/labor/overhead/other	152.4	159.1	(6.7)	-4.2%
Inventory obsolescence	(6.9)	(1.0)	(5.9)	590.0%
Depreciation and amortisation	6.7	7.9	(1.2)	-15.2%
Total COGS	152.2	166.0	(13.8)	-8.3%
COGS as a % of Revenue	78.2%	80.1%	-1.9%	-2.4%

Contribution margin $	22.6	19.9	2.7	13.6%
Contribution margin %	11.6%	9.6%	2.0%	20.8%
Business unit SG&A	20.0	21.4	(1.4)	-6.5%
Allocated SG&A	17.0	14.3	2.7	18.9%
EBITDA	13.4	14.5	(1.1)	-7.6%
Capital Spend (accrual basis)	1.9	2.5	(0.6)	-24.0%

Other Metrics
Manufacturing plants	6	6	-	0.0%
Average backlog	14.6	16.8	(2.2)	-13.1%
Inventories [1]	165.0	166.3	(1.3)	-0.8%
# of Employees	1,001	1,258	(257)	-20.4%

(1)	Represents total Company inventories including Global Services and Global Products.

Safety

In 2016, the Total Case Incident Rate (TCIR) for the Global Products segment was 1.46 recordable incidents per 200,000 hours worked and the Lost-Time Incident Rate (LTIR) was 0.19. As with the Global Drilling Services division, these results reflect the Company’s continued focus on programs to reinforce hazard recognition and consistently apply the Company’s EHS management system across all operations. With the release of the Company’s updated EHS management system, redefined and expanded EHS standards will continue to drive continuous improvement with a streamlined and comprehensive approach to best practices in safety.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

Revenue

The year ended 31 December 2016 was another challenging period for the Global Products division. Revenue for the year was $194.7 million, down 6.1% from $207.3 million in 2015. The primary driver of the decrease was unfavourable currency translations. Although the US dollar has weakened against most other major currencies during 2016, it is still stronger than it was in 2015 on average. There were also moderate decreases in price and volume that contributed to the decline in revenue.

Of Global Products’ revenue for the year ended 31 December 2016, approximately 77% was comprised of performance tooling components, and the remaining 23% was comprised of drilling equipment and spares. We have a global network of over 100 sales and customer service representatives marketing our products to drilling contractors, mining companies, and distributors. Our customer base is diversified with no external Global Products customer representing more than 2% of consolidated revenue for the year. Global Products continues to provide many of the products necessary for our Global Drilling Services division.

Margins

EBITDA for the year ended 31 December 2016 was down 7.6% when compared to 2015, which was driven by the decrease in revenue. We continue to be disciplined in our cost control, as evidenced by a 6.5% decrease in Business SG&A costs. In addition, we continue to operate our manufacturing facilities at lean levels, only producing what is needed to support a lower level of sales.

Backlog

At 31 December 2016, Global Products had a backlog of product orders valued at $19.0 million. This compares to $12.9 million at 31 December 2015. Average backlog during the second half of 2016 was $16.0 million compared to $13.1 million during the first half of 2016. So while the backlog is increasing, there is no certainty that orders will always result in actual sales at the times or in the amounts ordered because our customers generally can cancel their orders without penalty (with some exceptions on capital equipment orders).

Intellectual Property

We rely on a combination of patents, trademarks, trade secrets and similar intellectual property rights to protect the proprietary technology and other intellectual property that are instrumental to our Global Products business. As at 31 December 2016, we had 451 issued patents, 629 registered trademarks, 302 pending patent applications and 28 pending trademark applications. One of the most significant patents is for our RQ™ coring rod. The RQ™ patented thread design withstands greater stress than all previously available coring rod designs, enabling drilling of substantially deeper holes. We do not consider our Global Products business, or our business as a whole, to be materially dependent upon any particular patent, trademark, trade secret or other intellectual property.

Research and Development

Our Global Products division employs engineers and technicians to develop, design and test new and improved products. We work closely with our customers, as well as our Global Drilling Services division, to identify opportunities and develop technical solutions for issues that arise on site. We believe that sharing field data, challenges, safety requirements and best practices accelerates innovation and increases safety and productivity in the field. This integrated business model provides us with an advantage in product development, and we believe it enables us to bring new technology to the market with speed and quality. Prior to their introduction, new products are subjected to extensive testing in various environments, again with assistance from our Global Drilling Services network around the world. During 2016, we launched seven new products and we continue to invest in our new product pipeline. New product development efforts remain focused on incremental product changes that increase productivity so customers are willing to pay for them regardless of the business environment. We have also launched TruCore™, the first in a range of instrumentation tools that provides accurate core orientation measurements. This is part of our strategy to be the global technology leader in providing subsurface resource information to mining companies through our Geological Data Services business.

Inventories

Cash continued to be generated from inventory in 2016 due to careful management of demand in our supply chain organisation and continuous efforts to reduce excess inventory. While we generated $21.4 million related to third-party sales and consumption in our Global Drilling Services division, this was partially offset by an increase of $1.3 million related to foreign currency translation and $17.4 million related to a net increase in other non-cash items.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

7.	Non-IFRS Financial Information

	For the year ended 31 December
	2016	2016	2015	2015
US$ Millions	US$ Millions	US$ Millions	US$ Millions	US$ Millions

EBITDA(1)	1.6		(115.3)
NPAT(2)		(156.8)		(326.3)

Recapitalisation costs	7.5	7.5	0.6	0.6
Impairments
Equipment	0.9	0.9	36.8	36.8
Intangible assets	1.0	1.0	0.6	0.6
Inventories	-	-	34.5	34.5
Employee and related costs	8.0	8.0	16.0	16.0
Other restructuring costs	10.1	10.1	9.5	9.5
Other non-recurring items	2.9	2.9	17.2	17.2
Tax effect of items and other tax write offs(3)	-	18.0	-	78.9
Total of significant and non-recurring items	30.4	48.4	115.2	194.1
Adjusted EBITDA(1)	32.0		(0.1)
Adjusted NPAT(2)		(108.4)		(132.2)

(1)	EBITDA is ‘Earnings before interest, tax, depreciation and amortisation’. Adjusted EBITDA is ‘Earnings before interest, tax, depreciation and amortisation and before significant and other non-recurring items’.
(2)	NPAT is ‘Net profit after tax’. Adjusted NPAT is ‘Net profit after tax and before significant and other non-recurring items’.
(3)	Includes tax expense on derecognition of deferred tax assets and unrecognised tax losses of $43.5 million.

8.	Outlook

8.1	Our 2017 Priorities

Our key priorities for 2017 are to:

•	continue to eliminate job related injuries and significant safety risks by maintaining and enhancing our culture around safety and compliance;
•	expand our mining and minerals drilling customer base by focusing on efficiency and productivity and enhancing our commercial practices and processes;
•	effectively manage customer relationships, pricing and contract terms;
•	create new products and respond to new Global Drilling Services customers while judiciously managing capital; and
•	improve cash generation, with the goal to become cash positive, through disciplined management of liquidity and costs.

Continue to eliminate job related injuries and significant safety risks by maintaining and enhancing our strong safety and compliance record. Safety is critical to the Company, our employees and our customers, both in determining the success of our business and in ensuring the ongoing well-being of our employees and others with whom we come into contact. We are dedicated to providing a safe work environment for every employee and contractor and implementing state-of-the-art safety tools and practices to become the safety leader in our industry. We are particularly focused on significant risks, continually seeking ways to mitigate those risks and ensuring that, when significant injuries or high-potential near-misses occur, we thoroughly investigate the root causes of those incidents and apply the lessons learned from them broadly. We also promote a culture where employees and managers at all levels are actively engaged in promoting safe work practices.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

Expand our mining and minerals drilling customer base by focusing on efficiency and productivity.

We remain focused on providing our customers with a full range of drilling services offerings. Our commitment is underpinned by initiatives to improve the efficiency and productivity with which we deliver services and information to our customers, combined with enhancements of our commercial practices and capabilities to ensure alignment with our customers’ most important needs. Our goal is to be the driller of choice for our clients and thereby bring value both to the customer and to Boart Longyear.

Effectively manage customer relationships, pricing and contract terms. Our Global Drilling Services and Global Products businesses have implemented rigorous internal processes to ensure our products and services reflect the full value delivered to our customers and to solidify and create lasting customer relationships.

Create new products and respond to new opportunities within a constrained capital budget. We will continue to pursue disciplined investments in our business to drive returns and capitalise on high-value opportunities in which we can leverage distinctive competencies. We also will continue to pursue strategic technologies and high value-added and more profitable activities, such as expanding our product and services offerings to provide subsurface resource information to our mining customers through our Geological Data Services business.

Improve cash generation in 2017, with the goal to become cash positive, through careful management of liquidity and costs. We have established being cash positive in 2017 as a primary goal for the business, which we intend to achieve through continued disciplined expense and capital management, opportunistic cost reductions and productivity enhancements. In 2016, we continued to drive business initiatives focused on improving our fixed and variable cost structures in five keys areas of the business and we expect these benefits to improve liquidity in 2017 and beyond. Furthermore, we will continue to focus on process improvements, streamlined working capital management and structural changes to improve customer support and responsiveness and drive long-term efficiencies throughout 2017.

8.2	Outlook and Future Developments

We are not providing an outlook for 2017 revenue or EBITDA. Our productivity and commercial improvement initiatives are making a positive impact as significant improvements in results have been achieved in 2016. We expect to continue to see gains in both of these areas going forward.

The mining industry is cyclical. Notwithstanding current sector challenges, the longer-term outlook for the mining industry is expected to remain attractive and to be underpinned by:

•	continued industrialisation and urbanisation of developing economies, which are expected to support structural increases in demand for minerals and metals; and
•	although volatile, improving commodity prices and customer margins relative to those over the past few years.

As a result, we believe natural resources companies will remain motivated to produce throughout the cycle and both supplement and replace their depleted reserves and resources over time, driving exploration, development and capital spending. As the leading drilling services provider in the mineral industry globally with the world’s largest drilling fleet, we continue to drive operational improvements and technological innovation which we believe will benefit the business through increased market opportunities.

We remain focused on our core mining markets and intend to continue to invest in promising organic growth opportunities in in a selective and disciplined manner. Examples of such opportunities include developing the next generation of consumable products, rod-handling solutions for the entire range of drilling rigs the Company offers, providing subsurface resource information to our mining customers through our Geological Data Services business and other products and services that enhance safety and productivity. In addition, we continue to pursue operational enhancements to deliver more value to our customers and improve operating margins, cash generation and debt reduction.

Further information about likely developments in the operations of the Company in the future years, expected results of those operations, and strategies of the Company and its prospects for future financial years have been omitted from this report because disclosure of the information would be speculative or could be prejudicial to the Company.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

8.3	Key Risks

The Company maintains an Enterprise Risk Management (“ERM”) system by which we systematically assess the consequences of risk in areas such as market, health and safety, environment, finance, legal compliance, and reputation. We also identify and track appropriate mitigation actions for identified risks. A range of material risks have been identified, as follows, that could adversely affect the Company. These risks are not listed in order of significance. Nor are they all-encompassing. Rather, they reflect the most significant risks identified at a whole-of-entity or consolidated level.

Market Risk. The Company’s operating results, financial condition and ability to achieve shareholder returns are directly linked to underlying market demand for drilling services and drilling products. Demand for our drilling services and products depends in significant part upon the level of mineral exploration, production and development activities conducted by mining companies, particularly with respect to gold, copper and other base metals. We have experienced significant declines in our financial performance as a result of declining demand for, and global oversupply of, the Company’s services and products due to the global contraction in exploration and development spending in the commodities sector and by our mining customers. Mineral exploration, production and development activities are uncertain and could remain at depressed levels for an extended period of time or decline even further, resulting in adverse effects on our operating results, liquidity and financial condition.

We seek to mitigate the risk associated with volatility and weak demand conditions in our core mining markets by pursuing business development opportunities in other markets, such as infrastructure and geotechnical applications for our Global Products business, and new technologies for our markets, such as our Geological Data Services business. In addition, as previously outlined, our business priorities for 2017 include ongoing initiatives to gain market share in our core markets and expand our mining industry customer base by improving the efficiency and productivity with which we deliver services and information to our customers and making additional investments in our commercial organisation to augment our business development efforts and improve commercial practices for better alignment with our customers’ needs.

Operational Risks. The majority of our drilling contracts are either short-term or may be cancelled upon short notice by our customers, and our products backlog is subject to cancellation. We seek to strengthen customer relationships and lessen retention risks through improved commercial practices and ongoing initiatives targeted at strengthening our operational and safety performance. Also we pursue contracting practices to minimise the financial cost associated with the termination or suspension of customer contracts or orders but often are limited by industry practice as to the degree to which we can allocate termination risks and obligations to our customers.

We have implemented significant cost savings, productivity improvements and efficiencies during the course of the ongoing industry downturn but our future operating results, financial condition and competiveness depend on our ability to sustain previously implemented reductions and realise additional savings and improvements from ongoing and future productivity and efficiency initiatives. We may not be able to achieve expected cost savings and operational improvements in anticipated amounts or within expected time periods, and, if achieved, we may not be able to sustain them. Accordingly, we have implemented a project management organisation and rigorous monitoring processes around our key operational improvement programmes to track progress against project objectives, quantify results that are being achieved and ensure process improvements are sustainable.

Risks Related to Liquidity and Indebtedness. At 31 December 2016, our net debt was $675.8 million, with $735.1 million in gross debt and $59.3 million of cash on hand and availability through our Asset-Based Loan (“ABL”) facility. The instruments comprising the Company’s debt and their terms are set out in detail in Note 21 of the financial statements.

As announced in August 2016, the Company has been pursuing a restructuring of its capital structure with the assistance of financial and legal advisors. The primary objectives of the restructuring include reducing financial debt, securing additional liquidity to sustain the Company and extending maturities on existing debt to facilitate an eventual refinancing. Achieving these objectives, will likely require existing debt holders to convert all or part of their debt to equity, which will be highly dilutive to existing shareholders.

The restructuring process is ongoing and our ability to achieve the objectives of the restructuring is uncertain at present. Accordingly, our ability to fund operations and make further investments in the business will depend on the outcome of the restructuring process. It will also depend on the adequacy of sources of liquidity both prior to and after the completion of a restructuring, as well as whether market conditions improve or additional operating improvements can be achieved to improve cash generated by our operations. Our ability to refinance or renew our debt when it becomes due depends on our ability to generate cash flow and, potentially, other circumstances, such as existing market conditions at the time of refinancing. Given the lack of clarity around the short-term outlook for the Company’s markets, our top corporate priorities largely are directed at successfully completing the restructuring of our capital structure and realising operational and commercial improvements to achieve cash-positive operations in 2017.

Annual Financial Report 31 December 2016	BOART LONGYEAR LIMITED

The annual financial report has been prepared on a going concern basis, which contemplates the realisation of assets and the settlement of liabilities in the ordinary course of business. As a result of the risks and uncertainties described in Note 1 of the financial statements, the Directors believe at the date of signing the financial statements, there is material uncertainty about the ability of the Company to continue as a going concern in the future and, therefore, whether it will realise its assets and settle its liabilities and commitments in the normal course of business and in the amounts stated in the financial statements. Subject to these uncertainties, the Directors reaffirm that current and expected operating cash flow, cash on hand and available drawings under the Company’s asset-based loan facility provide sufficient liquidity to meet debts as and when they fall due.

Tax Risk. As previously disclosed and further detailed in Note 11 of the financial statements, the Company is contesting a series of tax audits performed by the Canada Revenue Agency (“CRA”). We also are responding to audits that are underway or anticipated to be performed by the CRA. The resolution of existing and potential assessments by Canadian tax authorities may adversely affect our liquidity. While the timing and resolution of the Company’s appeals of the CRA’s assessments are uncertain, we are pursuing strategies to mitigate the risks of an adverse outcome with the assistance of our external legal and tax experts.

The recent closure of our centralised operating structure based in Switzerland and the establishment of a master distributor entity based in the United States could result in audits or assessments in many of the jurisdictions in which we operate and could lead to a higher effective tax rate and tax payments. Assessments related to these issues may adversely affect our liquidity in the event we are required to pay assessments, or post security to maintain challenges to such assessments. In making the decision to move to the master distributor entity, management and our external advisors carefully evaluated the operational requirements of the business, future tax risk and potential forecast scenarios and considered that the US-based master distributor structure effectively balances business objectives and tax risks inherent in any reorganisation.

Government and Regulatory Risk. Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could have a material adverse effect on our financial condition, liquidity, results of operations and cash flows. Our operations are subject to numerous laws, regulations and guidelines (including anti-bribery, tax, health and safety, and environmental regulations) that could result in material liabilities or increases in our operating costs, or lead to the decline in the demand for our services or products. We therefore carefully monitor, and educate our employees and business partners about, legal requirements and developments to make sure our operations remain aware of applicable laws and regulations at all times. Further, we have implemented various internal and external resources and controls to promptly detect and address any potential non-compliance.

8.4	Forward Looking Statements

This report contains forward looking statements, including statements of current intention, opinion and expectation regarding the Company’s present and future operations, possible future events and future financial prospects. While these statements reflect expectations at the date of this report, they are, by their nature, not certain and are susceptible to change. The Company makes no representation, assurance or guarantee as to the accuracy of or likelihood of fulfilling any such forward looking statements (whether express or implied), and, except as required by applicable law or the Australian Securities Exchange Listing Rules, disclaims any obligation or undertaking to publicly update such forward looking statements.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

9	Quarterly Income Statement and Related Information

	Quarters ended 2016				Quarters ended 2015				Quarters ended 2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Company
Revenue (US$ millions)	156.9	175.0	168.7	141.8	160.9	186.8	200.3	187.2	205.8	239.3	224.1	197.4
EBITDA (US$ millions)	(15.3)	13.8	15.5	(12.4)	(75.2)	(0.7)	(25.2)	(14.2)	(61.9)	12.3	(31.1)	(1.9)
Adjusted EBITDA (US$ millions)	1.3	17.2	19.8	(6.3)	(4.9)	3.1	11.2	(9.5)	(3.2)	15.9	14.9	3.8
Operating Loss	(25.5)	(5.5)	3.4	(33.2)	(90.4)	(24.8)	(44.6)	(39.4)	(83.3)	(15.7)	(56.6)	(29.4)
(Loss) Profit from Trading Activities Net cashflows (used in) provided by	(7.7)	(0.8)	7.8	(23.2)	(10.3)	(7.7)	(3.6)	(24.2)	(14.3)	(6.2)	(4.1)	(23.3)
operating activities	5.5	16.6	(22.5)	(50.0)	28.2	2.0	(10.2)	(74.9)	(6.8)	10.1	(8.3)	(6.3)
Net Debt (US$ millions)	675.8	674.3	670.1	639.6	576.4	554.6	556.1	538.1	547.6	550.9	555.8	544.4
Adjusted SG&A (US$ millions)	28.7	28.1	28.9	27.0	28.3	31.0	32.5	30.6	31.6	32.7	34.6	32.7
#of employees	4,337	4,626	4,629	4,611	4,725	5,089	5,151	5,537	5,933	5,972	5,871	5,593

Global Drilling Services
Revenue (US$ millions)	104.5	123.7	122.2	97.3	111.3	135.4	145.1	136.1	151.8	176.0	168.7	139.6
EBITDA (US$ millions)	8.2	20.0	21.5	1.9	3.0	15.8	18.1	4.0	9.1	22.9	25.4	11.2
Average rig utilisation	32%	35%	34%	28%	33%	37%	38%	35%	38%	40%	39%	32%
Average # of drill rigs	878	878	889	911	914	917	921	933	944	953	945	950
# of employees	3,011	3,307	3,349	3,300	3,127	3,420	3,478	3,833	4,172	4,208	4,130	3,874

Global Products
Revenue (US$ millions)	52.4	51.3	46.5	44.5	49.6	51.4	55.2	51.1	53.9	63.3	55.4	57.8
EBITDA (US$ millions)	2.1	5.2	4.3	1.8	4.0	3.4	4.5	2.6	1.2	7.0	5.0	0.8
Average backlog (US$ millions)	19.3	12.8	11.3	14.9	13.3	16.7	18.4	18.9	19.3	20.3	16.9	15.2
# of employees [1]	1,001	988	960	974	1,258	1,314	1,321	1,338	1,393	1,407	1,382	1,363

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

REMUNERATION REPORT

This remuneration report sets out Boart Longyear’s remuneration policies and practices, the rationale underlying them and their outcomes for the year ended 31 December 2016 in accordance with the requirements of the Corporations Act 2001 (Commonwealth)(the Act) and its regulations. This information has been audited as required by Section 308(3C) of the Act.

The Company’s policies have been developed within a framework that seeks to fairly reconcile and balance:

-	the overall objective of attracting, retaining, aligning and motivating management in order to achieve the highest levels of performance from them for the benefit of all shareholders;

-	high standards of fairness, transparency and sound corporate governance principles; and

-	the particular business environment in which Boart Longyear operates, recognising that:

○	the Company’s business is global and the senior executive team is based and operates primarily outside of Australia and is recruited internationally;
○	the markets in which the Company operates can have strong cyclical characteristics, that place equal performance pressures on management in an upswing as in down cycles; and
○	importantly, the Company is incorporated and listed in Australia and complies with local corporate regulatory disclosures and practices.

Changes in 2016

Each of the changes outlined below, were carefully designed to support the key strategic, financial and human resources objectives of the Company during difficult market conditions.

1.	Change in CEO - In February 2016, the Board appointed Mr Jeff Olsen (who was previously the Company’s Chief Financial Officer since 2014) as the Company’s new President and Chief Executive Officer and a member of the Board of Directors. The remuneration arrangements for Mr Olsen were disclosed to shareholders in March and are also set out in the Remuneration Report. In light of his industry knowledge and relationships, the Board requested that Mr Randolph, who was serving as Executive Chairman and Interim CEO, continue in his role of Executive Chairman to mentor, develop and assist Mr Olsen with his transition. These duties would be regularly reviewed by the Board but are expected to continue for up to two years through 30 June 2018 before reverting back to a Non-Executive Chairman role.

2.	Other Changes in Executive Leadership - In September 2016, the Company announced it was changing its organisation structure from alignment along separate business lines to a more integrated functional structure. This structure resulted in the creation of the positions of Chief Operating Officer (COO) and Chief Commercial Officer (CCO) each reporting to Mr Olsen. Mr Denis Despres joined the Company as its COO and Mr Mark Irwin (who was previously serving as the VP, Commercial and Marketing, Drilling Services) was appointed to the position of CCO. In addition, on 6 September 2016 Mr Brendan Ryan joined the Company as Chief Financial Officer.

3.	Changes in Long Term Incentive (LTI) - The Board added an earnings target for LTI performance in addition to share price appreciation targets for 2016 LTI awards. The Board believes that adding this second LTI metric (each weighted as 50% of the total) provides a balanced long-term focus on both share price appreciation and continued improvement of the underlying operational and financial performance of the Company. Given the on-going challenging business environment faced by the Company, the highly leveraged capital structure and the investment made by our shareholders, the Board believes a balanced focus on share price appreciation and earnings improvement appropriately aligns management equity incentives to the interests of the Company’s shareholders.

The Company continuously monitors its remuneration plans and arrangements to ensure they remain appropriate for executives, Directors and shareholders. Any changes to remuneration arrangements will be detailed in the 2017 Remuneration Report.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

2016 business impacts on incentives

The year ended 31 December 2016 was another difficult year for the resources sector, the fourth consecutive year of lower activity. The sector’s difficulties were particularly acute for mining services and support companies like Boart Longyear, which tend to experience greater demand volatility than other industry participants. Lower demand in the Company’s key markets, challenges related to foreign currency exchange, and lower pricing resulted in a year-over-year decrease in revenue of $92.8 million, or 12.6%. Despite revenue coming in $92.8 million below the prior year, EBITDA improved by $116.9 million and NPAT improved by $169.5 million compared to 2015. Similarly, adjusted EBITDA improved by $32.1 million and adjusted NPAT improved by $23.8 million.

During 2016, the management team continued to respond to the on-going depressed market conditions by eliminating over $119 million in expenditures from the organisation (on top of $129 million eliminated in 2015, $329 million in 2014, and $807 million in 2013). The Company continued its focus on net cash generation, primarily through increased productivity as part of the Hard Work Cycle initiative, reductions in operating expenses, and improvements in working capital management. Because of these efforts, the management team was able to minimise the impacts of a continued depressed market. Free cash flow (defined for the purposes of Short Term Incentive (STI) calculations in section 3 of the report) for the business was approximately 37% of target at $12.3 million. Despite facing continued difficult market conditions in 2016 that challenged EBITDA, the company remains focused and vigilant in generating and preserving cash. As a result of the under-achievement for cash generation, individual results at or slightly above target performance and overall safety performance exceeding expected results, short-term incentive achievement for the Company’s executive KMP in 2016 was on average 90%.

Driven by the extended adverse market forces, the performance-based LTI awards granted in 2013, which were subject to a three-year return on equity performance hurdle, did not vest in 2016 and were forfeited. The retention rights granted in 2013, representing 50% of the long-term incentive award to the Company’s executive KMP and which were not subject to a performance hurdle, vested in 2016, as detailed in table 1.3.

Chief Executive Officer Transition

The Company’s Chairman, Mr Marcus Randolph, served as Executive Chairman and Interim Chief Executive Officer until Mr Jeff Olsen was appointed by the Board as President and CEO and an Executive Director of the Board on 1 March 2016. Mr Olsen’s appointment followed a thorough search by the Board of both internal and external candidates and his selection was based on his breadth of experience, mix of financial and commercial skills and strong understanding of the Company and its markets. The Board observed Mr Olsen’s skills and leadership through his involvement in Company priorities and the operational and commercial improvement initiatives the Company is currently undertaking. As mentioned above, the Board requested Mr Randolph continue in his capacity as Executive Chairman of Boart Longyear to assist Mr Olsen with on-boarding of his new duties and in executing the Company’s strategy on 1 March 2016.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Report Structure

This Remuneration Report (“Report”) is presented in six sections, as follows:

Section			Description of content
1	2016 remuneration	•	Outlines the Company’s remuneration practices and explains how executive remuneration is structured to support the Company’s strategic objectives.
	overview	•	Sets out the Directors and senior executives who are covered by this Report.
		•	Details the actual remuneration earned by the CEO and other senior executives during the year ended 31 December 2016.
2	Remuneration	•	Sets out the Company’s remuneration governance framework and explains how the
	framework and strategy		Board and its Remuneration and Nominations Committee make remuneration decisions, including the use of external remuneration consultants.
		•	Outlines the Company’s remuneration strategy.
3	Components	•	Provides a breakdown of the various components of executive remuneration.
	of executive remuneration	•	Details the components of executive remuneration that are fixed and therefore not “at-risk.”
		•	Outlines the key features of the short-term incentive plan that applies to the Company’s executives.
		•	Outlines the key features of the long-term incentive plan and option plan that apply to the Company’s executives.
4	Performance and risk	•	Explains how executive remuneration is aligned with performance and outlines short-term and long-term performance indicators and outcomes.
	alignment	•	Explains how executive remuneration is structured to encourage behaviour that supports long-term financial soundness and the Company’s risk management framework.
5	Executive remuneration	•	Sets out the total remuneration provided to executives (calculated pursuant to the accounting standards) during the years ended 31 December 2016 and 2015.
	in detail	•	Provides details of the rights granted to executives during the year ended 31 December 2016 under the long-term incentive plan.
		•	Summarises the key terms of executive service contracts (including termination entitlements).
6	Non-executive Director	•	Explains the Non-executive Directors’ (NED) remuneration structure, including the basis on which NED remuneration is set and the components.
	arrangements	•	Outlines key features of the NED Share Acquisition Plan.
		•	Sets out the NEDs’ remuneration during the years ended 31 December 2016 and 2015.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

1.	2016 REMUNERATION OVERVIEW

1.1.	EXECUTIVE REMUNERATION STRATEGY

The diagram below illustrates the primary objectives of the Company’s executive remuneration strategy and how the components of overall remuneration have been designed to support them:

Attract, Retain and Reward Top Talented Executives	Appropriate Mix of Fixed and “At Risk" Remuneration	Total Remuneration is reasonable and aligned with Share hoIder Interests	Alignment between Total Compensation and Delivered Performance

• Remuneration levels are competitive with similar roles in markets in which the Company competes for talent.

• Incentive-based compensation provides for upside potential with superior performance.

• Long-term incentive compensation provides for a meaningful retention.

• There is a significant amount of total executive remuneration which is at risk and dependent upon achieving challenging performance metrics.

• Fixed remuneration is appropriately market competitive and consistently higher performing executives are rewarded through higher base compensation.

• The Remuneration Committee regularly performs executive compensation benchmarking utilising independent compensation consultants.

• The long-term incentive component of remuneration is primarily delivered through equity share rights linked to the Company's ordinary shares.

• Executives and Directors cannot hedge equity share rights that are unvested or subject to restrictions.

• In some circumstances the Board may also elect to provide long-term incentives in the form of cash.

• Incentive-based compensation is designed to reward executives for deIivered performance against important Company financial and strategic objectives.

• Incentive plans utilise an appropriate mix of challenging performance measures designed to only deliver value to executives if target performance is achieved over both the short and long terms.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

1.2.	DIRECTORS AND SENIOR EXECUTIVES

This Report sets out the remuneration arrangements in place for the key management personnel (“KMP”) of the Company for the purposes of the Corporations Act and the Accounting Standards, being those persons who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including the Non-executive Directors. The KMP for the year ended 31 December 2016 are listed in Table 1.2 below. Unless otherwise indicated, the individuals below were KMP for the entire financial year.

Table 1.2: Directors and senior executives who were KMP during the year ended 31 December 2016

Directors	Position
Marcus Randolph	Executive Chairman (also served as Interim CEO until 1 March 2016)
Bret Clayton	Non-executive Director
Peter Day	Non-executive Director
Jonathan Lewinsohn	Non-executive Director
Jeffrey Long	Non-executive Director
Gretchen McClain	Non-executive Director
Rex McLennan	Non-executive Director and Senior Independent Director
Deborah O'Toole	Non-executive Director

Senior executives	Position
Jeffrey Olsen	Chief Executive Officer (appointed effective 1 March 2016)
Brendan Ryan	Chief Financial Officer (appointed effective 6 September 2016)
Fabrizio Rasetti	Senior Vice President, General Counsel and Secretary
Brad Baker	Senior Vice President, Human Resources
Denis Despres	Chief Operating Officer (appointed effective 1 September 2016)
Kent Hoots	Senior Vice President, Global Products (ceased employment effective 1 October 2016)
Mark Irwin	Chief Commercial Officer (appointed effective 18 January2016)
Terry Kirkey	Vice President, Drilling Services Operations (KMP through 31 August2016)

Changes to KMP after the 31 December 2016:

1)	Jonathan Lewinsohn resigned from the Board effective 20 January 2017
2)	Conor Tochilin was appointed as a non-executive Director effective 20 January 2017

1.3.	REMUNERATION OUTCOMES

Actual remuneration

Details of CEO and other senior executive remuneration for the year ended 31 December 2016, prepared in accordance with statutory obligations and accounting standards, are contained in Table 5.1 of this Report. The remuneration calculations in Table 5.1 are based on the Accounting Standards principle of “accrual accounting” and, consequently do not necessarily reflect the amount of compensation an executive actually realised in a particular year. To supplement the required disclosure we have included table 1.3, below, which shows the actual compensation realised by the senior executives who were KMP at the end of 2016. Table 1.3 illustrates how the Company’s remuneration strategy for senior executives translates into practice. It is important to note that the STI and LTI amounts are amounts earned on performance during the prior plan year(s) and vested and/or paid in the current year.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Table 1.3: Actual remuneration received by senior executives who were KMP on 31 December 2016

	Base salary	STI [1]	LTI [2]	LTI (cash) [3]	Other [4]	Total
	US$	US$	US$	US$	US$	US$
Jeffrey Olsen	536,154	338,520	-	-	32,710	907,384
Brendan Ryan [5]	121,539	-	-	-	7,935	129,474
Fabrizio Rasetti	416,000	237,952	9,131	624,000	32,410	1,319,493
Brad Baker	324,450	185,585	6,899	487,000	31,903	1,035,837
Denis Despres [6]	126,154	-	-	-	7,714	133,868
Mark Irwin [7]	341,732	-	-	-	65,321	407,054

(1)	Represents the cash paid in respect of the executive’s STI award earned for the prior year’s performance, but paid in the current reporting year. For further details of the STI Plan, see section 3.3 of this Report.

(2)	Represents the value of share rights vested during the year ended 31 December 2016 (based on the market value of shares at the vesting date: A$0.10 on 15 March 2016). Share Rights granted under the Company’s LTI Plan and options granted under the Company’s option plan during other grant years that have not reached their respective vesting dates do not appear in this table, as they do not vest until the conclusion of the performance period and/or continued service requirement. For further details of the LTI Plan and option plans, see section 3.4 of this Report.

(3)	Represents the payment associated with the special one-time strategic retention award made in 2014 to a group of senior executives and which vested in 2016.

(4)	Represents benefits such as US 401 (k) retirement plan, Company matching and/or profit sharing contributions, car allowance, relocation fees, and tax preparation service reimbursement.

(5)	Mr Ryan was hired on 6 September 2016, as such, his actual remuneration received reflects a partial year of earnings from his date of hire.

(6)	Mr Despres was hired on 1 September 2016, as such, his actual remuneration received reflects a partial year of earnings from his date of hire.

(7)	Mr Irwin was hired on 18 January 2016, as such, his actual remuneration received reflects a partial year of earnings from his date of hire.

2.	REMUNERATION FRAMEWORK AND STRATEGY

This section outlines the Company’s remuneration governance framework and strategy and explains how the Board and Remuneration Committee make remuneration decisions that underpin the remuneration arrangements for senior executives, including the use of external remuneration consultants.

2.1.	HOW REMUNERATION DECISIONS ARE MADE

Board responsibility

The Board acknowledges its responsibility for the Company’s remuneration arrangements and ensures that they are equitable and aligned with the long-term interests of the Company and its shareholders. In performing this function and making decisions about executive remuneration, the Board is fully informed and acts independently of management. To assist in making decisions related to remuneration, the Board has established a Remuneration and Nominations Committee.

Remuneration and Nominations Committee (“Remuneration Committee” or “Committee”)

The Remuneration Committee has been established to assist the Board with remuneration issues and is responsible for ensuring that the Company compensates appropriately and consistently with market practices. It also seeks to ensure that the Company’s remuneration programs and strategies will attract and retain high-calibre Directors, executives and employees and will motivate them to maximise the Company’s long-term business, create value for shareholders and support the Company’s goals and values.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

The Remuneration Committee’s responsibilities include:

•	reviewing, monitoring and overseeing the implementation of the executive remuneration policy;
•	reviewing all aspects of remuneration of the CEO and the proposed remuneration of other members of the KMP, including any proposed change to the terms of their employment and any proposed termination payments;
•	reviewing executive incentive plans, including equity-based plans and including a consideration of performance thresholds and regulatory and market requirements;
•	developing performance hurdles for the CEO and reviewing proposed performance hurdles for other KMP;
•	overseeing strategies for recruitment, retention and succession planning for Directors and key executive positions; and
•	reviewing the composition of the Board and monitoring the performance of the Board and the Directors.

The charter of the Remuneration Committee is set out in full on the Company’s website at www.boartlongyear.com.

The Committee members as at the date of this Report are Mr Peter Day, Chairman, Ms Gretchen McClain and Ms Deborah O’Toole. The CEO, the Senior Vice President for Human Resources and other members of senior management attend meetings of the Remuneration Committee, as appropriate, to provide information necessary for the Remuneration Committee to discharge its duties. Individual executives do not attend or participate in discussions where recommendations regarding their own circumstances are determined.

Use of remuneration consultants and external advisers

Where appropriate, the Board seeks and considers advice from independent remuneration consultants and external advisers. Remuneration consultants are engaged by, and report directly to, the Remuneration Committee and support it in assessing market practice so that base salary and targeted short-term and long-term compensation are in line with comparable roles. When remuneration consultants are engaged, the Committee ensures their independence, as necessary, from Company management in accordance with the assignment or advice being sought. Thus, the Committee may determine that complete independence from management is required, or it may direct the consultant to work with Company management to obtain relevant information or input in order to formulate advice or recommendations to the Committee.

The Committee has also established a formal Protocol that summarises the policy and procedures the Company has adopted to govern the relationship between the independent remuneration consultant, the Committee and management. The Protocol was developed in compliance with the obligations under Part 2D.8 of the Corporations Act and ensures that the remuneration consultant remains free from any undue influence by any member of the KMP to whom the recommendations relate. All consultant remuneration recommendations are provided directly to the Committee and are accompanied by an undue influence declaration from the consultant.

In 2016, the Committee did not obtain any remuneration recommendations from remuneration consultants during the year and continued to rely on the independent market review of KMP compensation obtained from Mercer Consulting in 2015 to guide its remuneration decisions throughout 2016.

2.2.	REMUNERATION POLICY AND STRATEGY

The Company’s executive remuneration strategy is designed to attract, motivate and retain high performing individuals and align the interests of executives with shareholders.

The Company’s remuneration program has been designed to ensure that the structure, mix of fixed and “at-risk” remuneration and quantum of senior executive remuneration meet the Company’s specific business needs and objectives and are consistent with good market practice. An additional challenge impacting the remuneration program is the need to provide total compensation packages that are competitive in the US market, where remuneration levels and structures materially differ from Australian arrangements.

Accordingly, the Company’s senior executive remuneration program has been structured so that it:

•	provides a competitive compensation program to retain, attract, motivate and reward key employees;
•	achieves clear alignment between total remuneration and delivered business and personal performance over the short and long term;
•	is an appropriately balanced mix of fixed and “at-risk” remuneration; and
•	is reasonable in the context of the definition in the Corporations Act 2001.

The Company and the Remuneration Committee regularly review all elements of the remuneration program to ensure that it remains appropriate to business strategy, is competitive and is consistent with relevant contemporary market practice. The remuneration initiatives introduced in 2016, which were designed to assist the Company achieve key goals during a very challenging time, demonstrate this.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

The diagram below illustrates three primary components of an executive’s total compensation opportunity and how the components are structured to achieve the remuneration strategy and align with shareholder interests:

Fixed Remuneration	Short-term Incentive (Corporate Bonus Plan)	Long-term Incentive

•     Provides a predictable base level of compensation commensurate with the executive’s scope of responsibilities, leadership skills, values, performance and contribution to the Company.

•     Generally targeted to be near the median of the competitive talent market using external benchmarking data. Since the majority of the Company’s executives (and all of the executive KMP) are located in the US, the competitive talent market is determined to be the US market.

•     Variability around the median is based on the experience, performance, skills, position, business unit size and/or complexity and unique market considerations, where necessary.

•     This component of compensation is “at-risk” and earned only if challenging performance metrics are achieved.

•     Key performance metrics for 2016 include free cash flow, safety performance, and individual strategic goals.

•     These metrics were designed to weight performance on free cash flow and safety to overall Company performance in order to promote collaboration and to align with shareholder interests.

•     Individual strategic goals can include financial, operational and/or strategic targets. Examples include revenue growth, cost control goals, cash flow generation, geographic expansion, and productivity programs.

•     The metrics used for the CBP are reviewed annually to ensure that they continue to support the Company’s business strategy.

•     The STI is awarded in cash.

•     This component of compensation is “at-risk” and earned only if challenging performance metrics are achieved and/or continued service requirements are met over a multi-year performance period.

•     The Board selected two metrics as the key measures of performance-based long-term incentive awards in 2016. Performance share rights are measured against share price appreciation over a three year period and performance cash rights are measured against an EBITDA target established for 2018. The hurdles used for the LTI are reviewed annually to achieve outcomes deemed important at that time by the Board.

•     The LTI performance criteria used in 2016 included a minimum threshold performance, below which no value is achieved.

•     The Board believes the 2016 LTI performance criteria provides an appropriate balance for long term shareholder return and underlying financial performance of the company.

•     The LTI is awarded in equity and/or cash.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

3.	COMPONENTS OF EXECUTIVE REMUNERATION

The remuneration policy and programs set out in this section of the Report apply to all executive KMP and to other members of the Company’s senior management who are not KMP.

3.1.	REMUNERATION MIX

Total remuneration for the CEO and senior executives is made up of fixed remuneration (consisting primarily of base salary and superannuation contributions (or the foreign equivalent, such as the United States’ 401 (k) payments) and variable “at-risk” remuneration. The variable remuneration has two “at-risk” components:

•	STI - being an annual bonus granted under the Company’s Corporate Bonus Plan; and

•	LTI - being equity or cash grants tied to vesting conditions, such as performance hurdles and continued employment.

The Board notes the Company’s current market capitalisation may cause some shareholders and analysts to consider certain compensation components and/or total remuneration to be higher than market comparison models would suggest. Given the volatility of the Company’s markets and the complexity of operating a global and complex business, the Board believes that maintaining its executive compensation benchmarking to levels that reflect the Company’s size through the middle of the market cycle is a more accurate reflection of the long-term potential and through-the-cycle market capitalisation of the Company and the remuneration levels necessary to attract and retain the calibre of talent required to operate a company in a complex, global and highly cyclical environment.

The relevant proportion of fixed to at-risk components for senior executive remuneration during 2016 are shown below in table 3.1. It illustrates the annualised remuneration mix for executive KMP, including annualised fixed salary, target STI (assuming performance metrics are achieved such that 100% of target bonus is earned) and LTI at the fair value at the date of grant (assuming 100% performance and vesting requirements are achieved). See section 3.4, Long-term Incentive, for further information.

Table 3.1: Remuneration mix-

3.2.	FIXED REMUNERATION

The fixed component of executive remuneration consists primarily of base salary. Senior executives also receive other benefits, such as a vehicle allowance. In addition, the Company contributes to retirement programs, such as Australia’s compulsory superannuation scheme or the United States’ 401 (k) defined contribution retirement plan.

Base salaries are reviewed annually by the Remuneration Committee (or, for the CEO, by the Board) and may be adjusted as appropriate to maintain market competitiveness and/or based on merit in accordance with the CEO’s recommendation (for senior executives other than the CEO).

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

3.3. SHORT-TERM INCENTIVE

Table 3.3: Summary of the Short Term Incentive program

What is the STI program?	The Short Term Incentive program, or Corporate Bonus Plan (“CBP”), provides certain employees with the potential to receive an annual bonus if the Company meets annual financial and safety objectives established by the Board and participants satisfy specific annual objectives and targets that are pre-determined by the CEO and/or Board.

Potential target incentives under the CBP range between 10% and 100% of an employee’s base salary depending on the employee’s role. The actual bonus that an employee will receive under the CBP (if any) will vary depending on the Company’s and the individual’s performance against established annual objectives and targets, as detailed more fully below.

Who participates in the STI program?	101 senior employees, including the senior executive KMP, participated in the CBP in 2016.

Why does the Board consider the STI program an appropriate incentive?

The CBP and the performance conditions set under the CBP have been designed to:

•     focus eligible employees on maximising Company performance in key financial, safety and operational targets;

•     align individual efforts with Company and shareholder interests; and

•     reward for superior individual and Company performance.

By putting a significant proportion of senior executive remuneration at-risk against challenging targets, the CBP aligns executive interests with the Company’s financial and safety performance and with the relevant operational and/or functional objectives.

What are the performance conditions?	There are three key performance components to the CBP that were used in 2016. Each component has a threshold performance below which no bonus is earned for that component; a target level of performance where 100% of the bonus can be earned; and a maximum stretch level of performance whereby superior results can earn up to 200% of that component of the bonus.

The Company’s annual financial target for the purposes of the CBP is reviewed by the Remuneration Committee and approved by the Board. The Remuneration Committee’s philosophy in setting financial targets is to establish threshold targets that represent the desired minimum outcome for each goal (below which no bonus is payable for that goal) and stretch targets that can only be met by the achievement of excellent outcomes for each goal.

The financial metrics used for the CBP are reviewed annually. The Remuneration Committee also reviews and approves the non-financial targets for senior executives (including the CEO).

The three performance components for 2016 and their relative weighting are:

(1)	Corporate Financial Target - Free Cash Flow (FCF) - 40% of a Participant’s CBP opportunity is linked to the Company’s FCF performance. For the purposes of calculating FCF, the statutory FCF is adjusted to eliminate the impact of items such as cash restructuring costs, pension plan pre-funding, interest and income tax receipts or payments, acquisition or disposals of subsidiaries, and cash flows from financing activities, including, but not limited to, proceeds from equity raisings and borrowings.

The free cash flow metric was selected to ensure proper alignment and focus on the critical need to generate cash to fund ongoing operations and reduce debt.

For 2016, the Board approved the following performance payout matrix for the CBP Free Cash Flow component:

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Free Cash Flow
FCF US$’000	% of Budget	Payout %
≥ 66,004	≥ 200%	200%
33,002	100%	100%
< 8,251	0%	0%

Any actual performance falling between threshold and target, or target and maximum achievement will be calculated linearly.

(2)	Strategic Objectives - 40% of a participant’s CBP opportunity is dependent upon performance against strategic objectives relevant to the employee’s operational or functional responsibility. Examples of strategic objectives may include: operational or functional cost targets, geographic or targeted market segment or customer growth, new product introductions, leadership, talent retention and development, specific project or initiative progress, etc.

Strategic objectives are utilised to reinforce continued focus on critical initiatives and operational or functional priorities that have a positive impact on current and/or future business performance. Strategic objectives should be pursued regardless of the business or market pressures impacting the overall corporate financial performance. Stretch performance on strategic objectives can be achieved to a maximum of 200% of the weighting of this component (i.e. up to 80% of a participant’s annual target bonus). Depending on the nature of the objective, stretch performance can be defined when the objective is approved at the beginning of the year, or in some circumstances be determined by the CEO and approved by the Board at the end of the year. The Board has discretion to modify the amount of the strategic objective award up or down as appropriate.

(3)	Safety - 20% of a participant’s CBP opportunity is dependent upon the Company’s overall safety performance.

The Board and management believe that a component of the CBP based on safety results appropriately focuses Company employees on adopting safe work practices, continuously identifying ways to reduce or eliminate hazards or unsafe behaviours and getting employees home safely every day. Further, safety is paramount to the Company’s customers, and the Company’s ability to secure or retain work is impacted by its safety performance.

For 2016, the Board agreed, on the recommendation of its Environmental, Health and Safety Committee, to total case incident rates (TCIR), severity, and significant near-miss closure rates as the measurements of safety performance to be incorporated into the CBP with the following performance payout targets:

Safety TCIR	Near Miss Closure Days	Safety Severity	Payout %
1.70	90	3.46	50%
1.24	47	2.89	100%
1.01	30	1.66	200%

The payout is linear between levels for each safety metric, and TCIR and severity are weighted equally at 5% and near-miss closure is weighted at 10% of the CBP. In order to receive any accelerated payout above target, the lost time incident rate must be at or below 0.20.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

In addition to the operation of the CBP, as set out above, the Board retains discretion to administer the CBP, including adjusting the bonus any participant receives. For example, if a participant fails to adhere to corporate leadership values, such as legal compliance, the Board may reduce the participant’s annual bonus by up to 100%.

How are the performance conditions measured?	Performance is assessed against the relevant targets annually based on the Company’s fiscal year. The final determination of the Company’s financial performance is determined after reviewing the Company’s audited financial results for the relevant period. Financial metrics are assessed quantitatively against pre-determined targets. Where possible, non-financial targets are also assessed quantitatively, or otherwise, they are assessed by periodic qualitative performance appraisal.

The Remuneration Committee recommends the amount of bonus to be paid to the CEO for Board approval. For senior executives, the Remuneration Committee will evaluate and approve recommendations from the CEO.

Sample calculation	Following is an example of how a bonus would be calculated, assuming the following:

• Employee earns $150,000 with a 40% target bonus amount
• Corporate Free Cash Flow of (80% achievement)
• Safety and strategic objectives achievement both at target performance

Free Cash Flow of 80% = 80% component payout (per Free Cash Flow table above) Safety performance at target = 100% component payout Strategic Objectives at target = 100% component payout

Calculation:

Step 1: Determine component subtotal Free Cash Flow = (80% x 40% weighting) = 32%
+ Safety performance = (100% x 20% weighting) = 20%
+ Strategic objectives = (100% x 40% weighting) = 40%
= Subtotal achievement = 92%

Step 2: Calculate Bonus
$150,000 x 40% Target Bonus x 92% Bonus achievement = $55,200 Bonus

In what form is the STI delivered?	All bonuses awarded under the CBP are paid as a cash bonus.

What STI awards did senior executives earn in 2016?	Bonuses earned by the executive KMP under the CBP for the year ended 31 December 2016 are set out in Table 4.1.3 in section 4.1 of this Report. The bonuses will be paid in or after March 2017.

What if a senior executive ceases employment?	A senior executive’s entitlement to a CBP payment ceases on the date that they cease employment, unless the Board determines otherwise. However, where a senior executive’s employment ceases for reasons other than for cause or good reason, any earned bonus will be pro-rated and paid for the amount of time actually worked during the plan year.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

3.3. Long-term incentives

Table 3.4: Summary of the Long-term Incentive

What is the purpose of the LTI?

The Company’s LTI arrangements are designed to:

•     align senior executive rewards with shareholder value;

•     assist in retaining key executives;

•     encourage superior performance on a sustained basis; and

•     provide executives with an opportunity to share in the growth and value of the Company by tying the LTI component of senior executive remuneration to equity awards that rise and fall in value in line with the Company’s share price.

Who participates in the LTI?	The executives eligible to participate in the LTI are senior management and corporate executives, including the KMP. The target value of annual LTI grants varies depending on the participant’s position, skills and contributions to the Company. The target amounts are generally based on market averages for comparable roles at similar-sized companies. The Company made grants to approximately 80 participants during the year ended 31 December 2016. See Section 4.1 for details on LTI awards made to KMP.

What proportion of total remuneration does the LTI program represent?	Senior executives are typically offered grants that represent approximately 25% - 35% (53% for the CEO) of their total remuneration (on an annualised basis). However, those senior executives and other LTI Plan participants derive no actual value from their LTI grants unless applicable performance hurdles and/or service conditions are satisfied.

How is reward delivered under the LTI?	Under the LTIP Rules and the Option Plan Rules, the Board has flexibility to offer different types of incentives (e.g., Share Rights, Cash Rights, Options, or a combination of the three) as an executive’s LTI award. The composition of the grants from year-to-year will depend on what, in the Board’s view, will best incentivise and reward executives, having regard to the Company’s circumstances. An Option is an entitlement to purchase a share at a pre-determined share price set at the grant date. A Share Right is an entitlement to receive a fully-paid ordinary share in the Company, and a Cash Right is an entitlement to receive a cash bonus up to a set maximum. Although the Board may elect to grant Cash Rights for any reason, they have typically been used to supplement Share Rights in order to limit share dilution when the stock price is low at the time of the award.

The 2016 LTI Plan awards to the CEO, his direct reports and other Company vice-presidents were comprised of a combination of performance-based Share and Cash Rights. The Board considered this to be appropriate for 2016 as it most effectively achieved three key objectives: aligning executives’ interests with shareholders; motivating executives to focus on sustained share price growth and certain earnings targets over the longer term; and retaining key executive talent, which is critical to the Company’s long term success. The performance-based Rights were granted on terms and conditions determined by the Board, including vesting conditions linked to service, share price appreciation, and earnings achievement over a specified period (in this case three years).

Do participants pay for Options?	When Options are granted, they are offered at a pre-determined share price, which the recipient must pay in order to exercise the Option award after it vests. At the time the participant exercises the Option, the participant may pay the exercise price of the Options by making a payment to the Company, executing a cashless (broker-assisted) exercise that complies with applicable laws, authorising the withholding by the Company of an equivalent number of Shares otherwise deliverable to the participant pursuant to the Option, or by a combination of the foregoing.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Do participants pay for Share Rights or Cash Rights?	Share Rights and Cash Rights are offered at no cost to the LTIP participants, and no amount is payable to the Company by the participant if they vest.

What rights are attached to the Options or Share Rights?

Options and Share Rights do not carry voting rights. Shares allocated upon vesting of Share Rights or the exercise of Options will carry the same rights as other ordinary shares.

The Company may acquire shares underlying the Share Rights that it has granted under the LTIP, and the price paid by the Company will be the prevailing market price of the shares at the time of acquisition. The acquired shares will be held in trust. All dividends paid on unvested Share Rights will be held in trust and payable when the underlying Share Right vests.

Company employees are not entitled to trade or hedge their unvested Rights or Options.

What are the vesting conditions?	For the 2016 LTI grant to KMP and certain other senior executives, the vesting conditions are as follows:

LTI Incentive	Percentage of grant	Vesting condition	Partial vesting
Performance Share Rights (granted to the CEO, his direct reports and other Company vice-presidents)	50%	Satisfaction of share price appreciation targets within three years of the grant date. PLUS Continued employment by the recipient as of the relevant testing date.	Vesting may occur on a pro-rata basis according to the conditions set out below.

Performance Cash Rights (granted to the CEO, his direct reports and other Company vice-presidents)	50%	Satisfaction of earnings targets achieved in the 2018 plan year. PLUS Continued employment by the recipient as of the relevant testing date.	Vesting may occur on a pro-rata basis according to the conditions set out below.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

How are the Performance Rights measured for awards granted to the CEO, his direct reports and other vice- presidents?

Performance Share Rights:

The Share Price Appreciation target is defined as the growth in the volume-weighted average share price (VWAP) from 1 January to 31 January 2016 relative to the VWAP from 1 January to 31 January 2019. The 2019 VWAP must be greater than or equal to a 15% compounded growth rate of the VWAP price of the 2016 measurement period. Any CAGR achievement below 15% will result in no Share Rights vesting.

Performance Cash Rights:

The earnings target is defined as earnings before interest, tax, depreciation and amortisation (EBITDA) adjusted to exclude impairments, restructuring and other non-recurring items. The Board has established a minimum target adjusted EBITDA performance for the 2018 fiscal year that must be achieved for any Cash Rights to vest. Due to market sensitivity, the adjusted EBITDA targets will be communicated in the Remuneration Report for the period following the close of the 2018 plan year.

Why have the performance hurdles been chosen?	The Board believes that a combination of share price appreciation and earnings targets as the LTI metrics (each weighted as 50% of the total) provide a balanced long-term focus on both absolute shareholder returns and continued improvement of the underlying operational and financial performance of the Company. Given the challenging business environment in which the Company is currently operating, the highly leveraged capital structure and the investment made by our shareholders, the Board believes a balanced focus appropriately aligns management equity incentives to the interests of the Company’s shareholders. The hurdle(s) used for the LTI will be reviewed annually in light of market conditions and to ensure that it continues to encourage executives to achieve outcomes that reflect the actual long term needs and goals of the business.

What if a senior executive ceases employment?	A senior executive’s unvested LTI awards will generally lapse on the date the executive ceases employment, unless the Board determines otherwise. However, where a senior executive’s employment ceases due to death or total and permanent disability, all unvested awards will vest. Also, unless the Board determines otherwise, where a senior executive’s employment ceases by reason of “Special Circumstances” (which includes redundancy, retirement or other circumstances which are considered by the Board to be extraordinary):

•	where there is no performance condition attached to an Option or Right (i.e. it is an Option, Retention Share Right or Retention Cash Right), any applicable time-based condition will be waived and the number of Options, Retention Share Rights and/ or Retention Cash Rights that vest will be pro-rated according to the extent of the retention period actually worked; and

•	where there is a performance condition attached to an Option or Right (i.e. it is a performance-based Option, Performance Share Right or Performance Cash Right), there will be no accelerated vesting of the performance-based Options or Rights and instead, the performance-based Options or Rights will remain “on foot” and be tested in the ordinary course and against the applicable performance condition. However, the number of performance-based Options or Rights that vest will be pro-rated over the period of time actually worked during the continued service period.

What happens in the event of a change of control?	In the event of a takeover or change of control of the Company, any unvested Options will vest and any outstanding Rights may vest at the Board’s discretion.

What Options or Rights were granted in 2016?	Rights and Options granted during the year ended 31 December 2016 are set out in Table 5.2 of this Report.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

3.5	Executive Remuneration Clawback Policy

The Company has an incentive compensation clawback policy applicable to current and former senior executives, including the KMP listed in this report, as well as any other management of the Company who participated in the Company’s incentive compensation plans. The policy is applicable to incentive compensation including bonuses, awards or grants of cash or equity under any of the Company’s short or long-term incentive or bonus plans where bonuses, awards or grants are based in whole or in part on the achievement of financial results. If the Board determines that a covered employee was overpaid as a result of his or her fraud or willful misconduct that requires a restatement of the reported financial results, the Board may seek to recover the amount of the overpayment by a repayment or through a reduction or cancellation of outstanding future bonus or awards. The Board can make determinations of overpayment at any time through the third fiscal year following the year for which the inaccurate performance criteria were measured.

3.6	Option Plans

The Board established the 2015 Option Plan, as described above, which authorised the granting of stock options to the CEO, his direct reports and other Company vice-presidents. The options granted pursuant to the 2015 Option Plan are subject to a share-price appreciation performance condition and, subject to meeting that condition, in part or in full on any of the 14 March 2018, 14 March 2019 and 14 March 2020 testing dates. The options can be exercised for 10 years after the vesting date unless an employee terminates employment with the Company, in which case the Board may shorten the exercise period to no less than six months from the termination date.

During 2016, 1,000,000 options were issued under the 2015 Option Plan to Mr Mark Irwin, as a part of his new hire offer, with an exercise price of A$0.199. The fair value of the options awarded was approximately US$70 thousand. The terms and conditions of this award, including performance conditions, are the same as the 2015 LTI awards granted to other members of the KMP, as disclosed in the 2015 Remuneration Report.

Details of options that have been granted to senior executives can be found in Table 4.1.7.

4.	PERFORMANCE AND RISK ALIGNMENT

4.1.	PERFORMANCE ALIGNMENT

While senior executive remuneration is structured to attract and retain talented employees, the amount of remuneration received by an individual is dependent on the achievement of superior performance and generating value for shareholders.

Table 4.1.1 below summarises the Company’s performance over the past five years in respect of the financial and non-financial indicators identified by the Board to assess the Company’s performance and future prospects.

Table 4.1.1: Year-on-year

performance

	Share performance			Earnings performance
	Closing
	share	Dividend		Revenue	EBITDA	NPAT
Financial	price	p/share		US$	US$	US$		Net Debt
year	A$	US$ [1]	EPS % [2]	millions	millions	millions	ROE	millions [3]
2016	0.13	-	(384.4)%	642	1,653	(157)	(60.6)%	681
2015	0.06	-	(822.4)%	735	(115)	(326)	(596.1)%	586
2014	0.17	-	(510.9)%	867	(83)	(333)	(133.4)%	551
2013	0.38	0.01	(403.7)%	1,223	(337)	(620)	(79.3)%	n/a
2012	1.88	0.12	7.7%	2,012	254	68	6.0%	n/a

(1)	Dividends per share are shown based upon the cash amounts paid in each year.
(2)	Calculated as basic EPS divided by closing share price.
(3)	Net debt was selected as a performance criteria in 2014. Excludes impact of recapitalisation transaction, letters of credit, CRA & IRS obligations, strategic asset acquisitions & disposals, equity raise, potential asset backed loans, etc.
(4)	The closing share price for 2011 was A$2.78

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Short-term performance indicators and outcomes

Overall, STI earned and awarded to KMP in 2016 was 89% on average (down from 114% in 2015). This result was due to strong performance against the safety and personal strategic objectives and under-performance against the corporate financial target component of the Corporate Bonus Plan in 2016. Additional details on actual performance for each of the bonus plan components follow.

Performance against 2016 financial target

For 2016, the Remuneration Committee specifically recommended, and the Board approved, the following performance payout matrix for the Free Cash Flow component:

Free Cash Flow
FCF US$’000	% of Budget	Payout %
≥ 66,004	≥ 200%	200%
33,002	100%	100%
< 8,251	0%	0%

Actual corporate free cash flow generation for the year was $12.3 million, which resulted in a 37% payout of the targeted amount.

Performance against 2016 non-financial targets

The Company exceeded its performance on its targeted overall Safety metrics with actual TCIR performance of 1.41, Severity Rate of 2.28, and 28 days for Near Miss Closure, representing 81.5%, 149.6%, and 200% achievement, respectively. Senior Executives delivered solid overall performance against the strategic objectives during a particularly challenging year. The Company understands the desire for transparency of specific targets that are represented in the strategic objectives portion of the STI plan. Given the Company’s size and position in the industry, it believes disclosing certain detailed financial or strategic performance targets would put it at a competitive disadvantage due to commercial sensitivities. However, in 2016 the Board established several specific strategic and operational objectives that included, but were not limited to:

•	Delivering 2016 business performance in a difficult market environment by:
o	driving cost and efficiency improvements in corporate, business and functional areas;
o	reducing SG&A and Overhead costs in 2016;
o	improving cash management and working capital;
o	delivering targeted savings on drilling services efficiency and commercial initiatives;
•	Executing on a revised organisational structure to improve commercial, functional and operational alignment;
•	Defining key customer strategic alliance plans and measurably improve customer relationships and benefits by increasing the commercial capabilities of the Company, particularly in our Drilling Services business;
•	Achieving an improved safety culture through:
o	improved awareness across the entire organisation;
o	focusing on the THINK process;
o	increased transparency in reporting; and
o	increased use of engineering solutions to make our equipment safer.

These objectives applied to other senior executives as they relate to their operation, function or region.

The Board was satisfied that the progress made on these strategic initiatives for the KMP were achieved at or slightly higher than the targeted performance established for the year. For the senior executives the strategic objective component averaged 43% (out of a target of 40%) for the group which also reflected the Board’s recognition of the contributions, in varying amounts by executives, to the success of the operating and strategic objectives above.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Table 4.1.2: Average proportion of STI awarded, 2012 through 2016.

	2012	2013	2014	2015 [2]	2016
% of target STI awarded [1]	72%	40%	122%	114%	90%

(1)	Weighted average for senior executives.
(2)	Not including Mr Kirkey who was on his former bonus plan through 2015.

Table 4.1.3: STI earned during the year ended 31 December 2016

As described earlier in this report, for 2016 the Company’s performance on the free cash flow metric, representing 40% of the total, achieved below target performance at 15% of the bonus. Company performance on the safety metrics, representing 20% of the total, achieved above target performance at 31.5%. Performance on strategic objectives, which represent 40% of the total, were on average achieved at 43%.

	STI earned US$	Target STI [1] US$	STI earned as % of target STI	% of target STI forfeited	STI as % of maximum STI[2]	% of maximum STI forfeited [2]
Jeffrey Olsen	554,400	600,000	92%	8%	46%	54%
Brendan Ryan [3]	70,430	76,271	92%	8%	46%	54%
Fabrizio Rasetti	183,872	208,000	88%	12%	44%	56%
Brad Baker	140,162	162,225	86%	14%	43%	57%
Denis Despres [3]	72,320	80,000	90%	10%	45%	55%
Kent Hoots [4]	133,078	154,206	86%	14%	43%	57%
Mark Irw in [3]	192,880	214,549	90%	10%	45%	55%
Terry Kirkey [5]	145,200	165,000	88%	12%	44%	56%

(1)	The target potential value of the 2016 STI awards for the CEO and senior executives (who receive STI awards wholly in cash) is the amount disclosed. A minimum level of performance must be achieved before any STI is awarded. Therefore, the minimum potential value of the STI for all participants in 2016 was nil.
(2)	The maximum potential award assuming superior performance against all CBP metrics is 200% of target STI.
(3)	Mr Ryan, Despres and Irwin’s target and earned bonuses were each calculated on their annualised base salary prorated from their date of hire in 2016.
(4)	Mr Hoots’ employment with the Company terminated on 1 October 2016 and he was eligible to receive a prorated STI bonus. Pursuant to his separation agreement, his prorated amount assumed achievement of individual strategic performance at target.
(5)	Mr Kirkey was a KMP 1 January through 31 August 2016, however the bonus reflected in table 4.1.3 represents his target and earned bonus for the entire year.

Long-term performance indicators and outcomes

LTI awards are provided to assist in retaining key executives, encourage superior performance on a sustained basis, and provide such executives with an opportunity to share in the growth and value of the Company.

Table 4.1.4 shows the actual Net Debt performance achieved in each of 2014, 2015 and 2016 applicable to the 2014 performance awards. The final actual cumulative Net Debt and resulting percentage of award is eligible to vest after satisfying the continued employment condition on 15 March 2017.

Table 4.1.4: Cumulative performance for 2014 grants of performance-based LTI awards

	Targets			Actual Net	Net Debt
	Threshold	Target	Maximum	Debt[1]	Performance
2014	554,500	542,676	530,852	550,758	66%
2015	602,200	573,500	544,800	586,272	78%
2016	687,289	654,537	621,885	681,044	60%
Cumulative Performance	1,843,989	1,770,713	1,697,537	1,818,074	68%
% of Award Earned	50%	100%	150%	68%	68%

(1)	Excludes impact of recapitalisation transaction, letters of credit, CRA & IRS obligations, strategic asset acquisitions & disposals, equity raise, potential asset backed loans, etc.;

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

The vested Share Rights listed in Table 4.1.5 below include the Retention Share Rights and Performance Share Rights that were granted in 2013 and vested in 2016. The Performance Share Rights were subject to the performance period ended 31 December 2015 and achieved 0% (nil) of the target award amount (as detailed in last year’s remuneration report).

Table 4.1.5: Movement in Share Rights during the year ended 31 December 2016

Name	Grant date	FMV at Grant Date US$	Vesting date	Held at the beginning of the financial year	Number of Share Rights granted as remuneration		Number of Share Rights vested	Value of Share Rights vested US$[1]		Number of Share Rights forfeited [2]		Held at the end of the financial year
Jeffrey Olsen	1-Apr-14	0.27	1-Apr-17	972,612	-		-	-		-		972,612
	15-Mar-16	0.05	15-Mar-19	-	8,362,602		-	-		-		8,362,602
Brendan Ryan	6-Sep-16	0.08	6-Sep-19	-	3,900,000	[3]	-	-		-		3,900,000
Fabrizio Rasetti	15-Mar-13	1.39	15-Mar-16	238,550	-		119,275	9,943		119,275		-
	15-Mar-14	0.25	15-Mar-17	972,612	-		-	-		-		972,612
	15-Mar-16	0.05	15-Mar-19	-	2,241,177		-	-		-		2,241,177
Brad Baker	15-Mar-13	1.39	15-Mar-16	180,238	-		90,119	7,513		90,119		-
	15-Mar-14	0.25	15-Mar-17	729,459	-		-	-		-		729,459
	15-Mar-16	0.05	15-Mar-19	-	1,820,957		-	-		-		1,820,957
Denis Despres[4]	1-Sep-16	0.08	1-Sep-19	-	2,600,000		-	-		-		2,600,000
Kent Hoots	15-Mar-13	1.39	15-Mar-16	265,056	-		132,528	11,048		132,528		-
	15-Mar-14	0.25	15-Mar-17	778,092	-		440,245	48,254	[5]	117,724	[5]	220,123
	15-Mar-16	0.05	15-Mar-19	-	2,241,177		-	-	[5]	1,832,386	[5]	408,791
Mark Irw in	15-Mar-16	0.05	15-Mar-19	-	1,961,030		-	-		-		1,961,030
Terry Kirkey	1-Jun-13	0.67	1-Jun-16	61,500	-		30,750	2,236		30,750		-
	15-Mar-14	0.25	15-Mar-17	240,420	-		-	-		-		240,420
	15-Mar-16	0.05	15-Mar-19	-	1,961,030		-	-		-		1,961,030

(1)	Represents the value of Share Rights vested during the year based on the market value of shares at the vesting and forfeiture date.
(2)	A portion of the 2013 outstanding grants relate to performance Share Rights that were forfeited due to performance targets not being reached.
(3)	Mr Ryan was granted 3,900,000 Performance Share Rights. 2,600,000 Performance Share Rights represent his 2016 LTI award and 1,300,000 Performance Share Rights represent a one-time new hire sign-on award. Both the LTI portion and the sign-on portion are subject to the same performance and vesting conditions as the LTI awards granted to all other executives.
(4)	In addition to the 2,600,000 Performance Share Rights granted to Mr Despres as part of his 2016 LTI award, Mr Depres was granted a sign-on share award of $200 thousand that will be paid in equal installments of one-third on each anniversary of his hire date (1 September 2016) beginning with the first anniversary and ending on the third. The shares will be calculated by dividing one third of the share award by the 5-day volume weighted average share price for the five trading days immediately preceding and including the relevant anniversary date. The actual number of shares cannot be determined until the calculation is performed upon each of the three installment vesting dates. There are no performance conditions on these amounts and so long as Mr Despres does not voluntarily resign prior to a vesting date, that installment of the award will vest.
(5)	Mr Hoots’ employment terminated on 1 October 2016, at which time he received a pro-rata vesting of 440,245 outstanding Retention Share Rights upon his termination date. The balance of 78,483 outstanding Retention Share Rights were forfeited. In addition, Mr Hoots’ outstanding Performance Share Rights were also pro-rated upon his termination date, resulting in the forfeiture of 1,871,627 Performance Rights. The balance of 628,914 Performance Rights remain on foot and remain subject to meeting the performance condition.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

The Cash Rights listed in Table 4.1.6 below include the Retention Cash Rights and Performance Cash Rights that were granted in 2014 and vest in 2016 and 2017 and the Special Retention Rights granted in 2016 and vest in 2019.

Table 4.1.6: Movement in Cash Rights during the year ended 31 December 2016

			Held at the		Number of				Value of			Value of
			beginning	Number of	Special		Num ber		Cash	Number		Cash	Held at the
			of the	Cash Rights	Retention		of Cash		Rights	of Cash		Rights	end of the
	Grant	Vesting	financial	granted as	Rights		Rights		vested	Rights		forfeited	financial
Name	date	date	year	remuneration	granted		vested		US$	forfeited		US$	year
Jeffrey Olsen	1-Apr-14	1-Apr-17	125,000	-	-		-		-	-		-	125,000
	15-Mar-16	15-Mar-19	-	500,000	-		-		-	-		-	500,000
	1-Mar-16	1-Mar-19	-	-	900,000	[2]	-		-	-		-	900,000
Brendan Ryan	6-Sep-16	6-Sep-19	-	200,000	-		-		-	-		-	200,000
Fabrizio Rasetti	1-Mar-14	1-Mar-16	624,000	-	-		624,000	[2]	624,000	-		-	-
	15-Mar-14	15-Mar-17	125,000	-	-		-		-	-		-	125,000
	15-Mar-16	15-Mar-19	-	134,000	-		-		-	-		-	134,000
	1-Mar-16	1-Mar-19	-	-	624,000	[2]	-		-	-		-	624,000
Brad Baker	1-Mar-14	1-Mar-16	487,000	-	-		487,000	[2]	487,000	-		-	-
	15-Mar-14	15-Mar-17	93,750	-	-		-		-	-		-	93,750
	15-Mar-16	15-Mar-19	-	108,875	-		-		-	-		-	108,875
	1-Mar-16	1-Mar-19	-	-	487,000	[2]	-		-	-		-	487,000
Denis Despres [1]	1-Sep-16	1-Sep-17	-	100,000	-		-		-	-		-	100,000
	1-Sep-16	1-Sep-18	-	100,000	-		-		-	-		-	100,000
	1-Sep-16	1-Sep-19	-	100,000	-		-		-	-		-	100,000
	1-Sep-16	1-Sep-19	-	200,000	-		-		-	-		-	200,000
Kent Hoots	1-Mar-14	1-Mar-16	511,000	-	-		511,000	[2]	511,000	-		-	-
	15-Mar-14	15-Mar-17	100,000	-	-		42,435	[3]	42,435	15,130	[3]	15,130	42,435
	15-Mar-16	15-Mar-19	-	134,000	-		-		-	109,545	[3]	109,545	24,455
	1-Mar-16	1-Mar-19	-	-	511,000	[2]	-		-	340,633	[3]	340,633	170,367
Mark Irwin	15-Mar-16	15-Mar-19	-	117,250	-				-	-		-	117,250
	1-Mar-16	1-Mar-19	-	-	525,000	[2]	-		-	-		-	525,000
Terry Kirkey	15-Mar-14	15-Mar-17	30,000	-	-		-		-	-		-	30,000
	15-Mar-16	15-Mar-19	-	117,250			-		-	-		-	117,250
	1-Mar-16	1-Mar-19	-	-	495,000	[2]	-		-	-		-	495,000

(1)	Mr Depres received a one-time new hire sign-on award of $300 thousand that will be paid in equal instalments of one-third each on the anniversary of his hire date (1 September 2016) beginning with the first anniversary and ending on the third. There are no performance conditions on these amounts and so long as Mr Despres does not voluntarily resign prior to a vesting date, that installment of the award will vest.
(2)	Represents the special strategic retention awards granted in 2014 (vesting in 2016) and granted in 2016 which will vest in 2019.
(3)	Mr Hoots’ employment terminated on 1 October 2016 at which time he received a pro-rata vesting of 42,435 outstanding Retention Cash Rights upon his termination date. The balance of 7,565 outstanding Retention Cash Rights were forfeited. He also received a pro-rata portion of his Special Retention Rights which will remain outstanding until the scheduled vesting date in March 2019. The amount of 340,633 Special Retention Rights were forfeited. In addition, Mr Hoots’ outstanding Performance Cash Rights were also pro-rated upon his termination date resulting in the forfeiture of 117,110 Performance Rights. The balance of 66,890 Performance Rights remain on foot and are subject to meeting the performance conditions.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Table 4.1.7: Movement in options during the year ended 31 December 2016

			Held at the	Number of	Number	Exercise				Vested and
	Effective		beginning of	options	of	price per	Number		Held at the	exercisable
	grant	Vesting	the financial	granted as	options	option	of options		end of the	as at 31 Dec
Name	date	date	year	remuneration	vested	A$	forfeited		financial year	2016
Brad Baker	15-Mar-14	15-Mar-17	243,153	-	-	0.32	-		243,153	-
	1-Jul-15	15-Mar-20	4,297,990	-	-	0.20	-		4,297,990	-
Kent Hoots	15-Mar-14	15-Mar-17	259,364	-	259,364	0.32	-		259,364	259,364
	1-Jul-15	15-Mar-20	5,289,830	-	-	0.20	3,651,570	[1]	1,638,260	-
Mark Irwin	18-Jan-16	15-Mar-20	-	1,000,000	-	0.20	-		1,000,000	-
Terry Kirkey	15-Mar-14	15-Mar-17	80,140	-	-	0.32	-		80,140	-
	1-Jul-15	15-Mar-20	1,983,690	-	-	0.20	-		1,983,690	-
Jeffrey Olsen	1-Apr-14	1-Apr-17	324,204	-	-	0.32	-		324,204	-
	1-Jul-15	15-Mar-20	8,265,360	-	-	0.20	-		8,265,360	-
Fabrizio Rasetti	15-Mar-14	15-Mar-17	324,204	-	-	0.32	-		324,204	-
	1-Jul-15	15-Mar-20	5,289,830	-	-	0.20	-		5,289,830	-

(1)	Mr Hoots’ employment terminated on 1 October 2016. Options granted on 15 March 2014 were vested in full and became exercisable upon his date of termination. Options granted in 2015 were pro-rated from the date of the grant and the portion that was not forfeited remain on foot and subject to continuing performance conditions.

The Board desired not to accelerate the vesting of outstanding Options in connection with the 2015 recapitalisation and reached an agreement with participants that accelerated vesting of Options granted prior to the recapitalisation should only occur if a participant is terminated for reasons other than cause during the 24 month period following the date of the completion of the recapitalisation (27 January 2015).

4.2.	RISK ALIGNMENT

4.2.1	Employee and Director Trading in Company Securities

Under the Company’s Securities Trading Policy, Directors and employees (including senior executives) are prohibited from entering into transactions that limit the economic risk of holding unvested Rights or options that have been received as part of their remuneration. The Company treats compliance with this policy as a serious issue and takes appropriate measures to ensure the policy is adhered to, including imposing appropriate sanctions where an employee is found to have breached the policy.

Further restrictions also apply to Directors and senior executives with respect to their dealing in the Company’s shares and other securities under the Securities Trading Policy, which may be found in the Corporate Governance section on the Company website at www.boartlongyear.com.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

5.	EXECUTIVE REMUNERATION IN DETAIL

This section provides details of total remuneration and service contract terms for the CEO and other senior executives.

5.1.	TOTAL REMUNERATION

Details of each senior executive’s remuneration during the years ended 31 December 2016 and 2015 (calculated in accordance with applicable accounting standards) are set out in Table 5.1.

Table 5.1: Senior executive remuneration

	Cash-based compensation											Non-cash- based compensation
	Short term benefits [1]				Post- employment benefits		Other long- term benefits			Termination Benefits [2]		Share- based compensation [3]
			Annual		Super- annuation		Retention Cash		Performance Cash					Share -
	Cash salary		bonus [4]	Other [5]	benefits [6]	Other	Rights		Rights	Termination	Other	Options	Rights	based	Total
	US$		US$	US$	US$	US$	US$		US$	US$	US$	US$	US$	%	US$
Jeffrey Olsen
2016	536,154	[11]	554,400	24,760	7,950	-	270,814	[12]	152,759	-	-	142,733	197,875	18.0%	1,887,444
2015	400,000		338,520	20,800	7,950	-	20,814		20,814	-	-	118,624	87,534	20.3%	1,015,056
Brendan Ryan[7]
2016	121,539		70,430	6,320	1,615	-	-		19,444	-	-	-	18,958	8.0%	238,306
Fabrizio Rasetti
2016	416,000		183,872	24,460	7,950	-	259,574	[12]	56,175	-	-	98,914	122,135	18.9%	1,169,081
2015	416,000		237,952	27,458	7,950	-	332,388	[12]	20,815	-	-	83,364	149,387	18.3%	1,275,314
Brad Baker
2016	324,450		140,162	25,150	6,754	-	201,950	[12]	44,341	-	-	78,814	93,514	18.8%	915,135
2015	324,450		185,585	27,704	7,950	-	258,778	[12]	15,611	-	-	66,187	113,486	18.0%	999,751
Denis Despres [8]
2016	126,154		72,320	6,560	1,154	-	61,111		22,222	-	-	-	55,185	16.0%	344,706
Kent Hoots
2016	262,096		133,078	25,246	7,950	-	233,516	[12]	52,013	309,750	11,794	2,349	55,641	5.3%	1,093,434
2015	340,725		212,408	27,423	7,950	-	271,801	[12]	16,651	-	-	78,416	134,050	19.5%	1,089,424
Mark Irwin[9]
2016	341,732		192,880	57,371	7,950	-	145,833	[12]	30,941	-	-	16,042	25,875	5.1%	818,624
Terry Kirkey[10]
2016	330,000		145,200	16,900	7,731	-	142,495	[12]	35,937	-	-	33,916	48,771	10.9%	760,950
2015	23,077		-	1,206	-	-	4,995		4,995	-	-	28,130	26,902	61.6%	89,305

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

(1)	There were no non-monetary benefits provided.
(2)	Includes the 2016 accounting expenses representing Mr Hoots’ termination payments and the value of the waiver of medical premiums for 12 months from the date of termination. The amount in “Other” represents the payments for accrued and unused vacation for 2016.
(3)	In accordance with the requirements of the Australian Accounting Standards Board, remuneration includes a portion of the historical fair value of equity compensation recognised over the respective vesting period (i.e. Rights awarded under the LTIP and options awarded under the Option Plan(s)). The fair value of equity instruments is determined as at the grant date and is recognised over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that senior executives may ultimately realise should the equity instruments vest. The fair value of options at the date of their grant has been determined in accordance with AASB 2 applying Black-Scholes and Brownian Motion valuation methods. The assumptions underpinning these valuations are set out in Note 10 to the financial statements.
(4)	The 2016 amount represents cash STI payments earned by the executive during the year ended 31 December 2016, which are expected to be paid in March 2017 and were approved by the Board on 23 February 2017. The 2015 amount represents cash STI payments earned by the executive during the year ended 31 December 2015, which were paid on 4 March 2016.
(5)	Includes automotive allowances, reimbursements of financial and tax preparation assistance, relocation expenses, and dividends received on Share Rights, if any.
(6)	Includes 401(k) plan matching contributions made by the employing entity in the United States.
(7)	Mr Ryan was hired on 6 September 2016, as such, his actual remuneration received reflects a partial year of earnings from his date of hire.
(8)	Mr Despres was hired on 1 September 2016, as such, his actual remuneration received reflects a partial year of earnings from his date of hire.
(9)	Mr Irwin was hired on 18 January 2016, as such, his actual remuneration received reflects a partial year of earnings from his date of hire.
(10)	Mr Kirkey was considered a KMP until 31 August 2016, however, his remuneration reported above for 2016 includes remuneration received during the entire year. In 2015, Mr Kirkey was not considered a KMP until his promotion on 1 September 2015, his 2015 remuneration reported above only includes remuneration received commencing on the date of his promotion. Mr Kirkey’s 2015 bonus was based on his prior non-KMP role and therefore, not included in 2015 remuneration.
(11)	Mr Olsen’s cash salary reflects a voluntary reduction of 10% in his base pay effective 11 July 2016 and expected to end no later than 1 July 2017. Any earned bonus will be calculated on his unreduced base salary of $600 thousand per annum.
(12)	Amounts reflect a portion of the expense associated with the special strategic retention awards granted in 2014 (vesting and paid in 2016) and granted in 2016 which will vest and be paid in 2019.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

5.2.	RIGHTS AND OPTIONS GRANTED

Table 5.2: Options granted during the year ended 31 December 2016 table:

Options
Fair
			Exercise	value	Maximum
	Number of	Future	price per	per	value of
	options	years	option	option [2]	grant[3]
Name	granted	payable	A$	US$	US$
Mark Irwin	1,000,000	5 yrs	0.20	0.07	70,000

(1)	As part of his new hire offer, Mr Irwin received 1,000,000 Options pursuant to the terms of the 2015 Option Plan.

Table 5.2.1: Rights granted during the year ended 31 December 2016 table:

								Number of
					Maximum	Number		Special		Maximum
	Number of		Future	Fair value	value of	of LTI		Retention	Future	value of
	Rights		years	per Right [3]	grant [4]	Rights		Rights	years	grant[4]
Name	granted[1]		payable[2]	US$	US$	granted[1]		granted[8]	payable[2]	US$
Jeffrey Olsen	8,362,602		3yrs	0.05	489,212	500,000		900,000	3yrs	1,400,000
Brendan Ryan	3,900,000	[5]	3yrs	0.08	365,040	200,000		-	3yrs	200,000
Fabrizio Rasetti	2,241,177		3yrs	0.05	131,109	134,000		624,000	3yrs	758,000
Brad Baker	1,820,957		3yrs	0.05	106,526	108,875		487,000	3yrs	595,875
Denis Despres	2,600,000	[6]	1-3yrs	0.08	243,360	500,000	[7]	-	1-3yrs	500,000
Kent Hoots	2,241,177		3yrs	0.05	131,109	134,000		511,000	3yrs	645,000
Mark Irwin	1,961,030		3yrs	0.05	114,720	117,250		525,000	3yrs	642,250
Terry Kirkey	1,961,030		3yrs	0.05	114,720	117,250		495,000	3yrs	612,250

(1)	The grants to senior executives for 2016 and were made on 15 March 2016 or applicable hire date (6 September 2016 for Mr Ryan and 1 September 2016 for Mr Despres). Any Rights that do not vest on the vesting date will be forfeited. Rights vest on 15 March 2019 subject to performance conditions over the period from 1 January 2016 to 31 December 2018.
(2)	Performance Rights vest on 15 March 2019 (6 September 2019 for Mr Ryan and 1 September 2019 for Mr Despres) subject to performance conditions over the period from 1 January 2016 to 31 December 2018, as described in table 3.4.The maximum fair value of the grant is based on the fair value per the instrument and full achievement of the performance conditions. The minimum total value of the grant, if the applicable performance conditions are not met, is nil. Also includes automotive allowances.
(3)	The fair value was calculated as at the grant date of 15 March 2016 for all except Mr Ryan and Mr Despres which were calculated on their hire dates, 6 September 2016 and 1 September 2016, respectively. Mr Ryan was granted 3,900,000 Performance Share Rights. 2,600,000 Performance Share Rights represent his 2016 LTI award and 1,300,000 Performance Share Rights represent a one-time new hire sign-on award. Both the LTI portion and the sign-on portion are subject to the same performance and vesting conditions as the LTI awards granted to all other executives.
(4)	The maximum fair value of the grant is based on the fair value per the instrument and full achievement of the performance conditions. The minimum total value of the grant, if the applicable performance conditions are not met, is nil. In addition to the $200 thousand LTI Share Rights, Mr Despres also received a one-time new hire sign-on award of $300 thousand that will be paid in equal instalments of one-third each on the anniversary of his hire date (1 September 2016) beginning with the first anniversary and ending on the third. There are no performance conditions on these amounts and so long as Mr Despres does not voluntarily resign prior to a vesting date, that installment of the award will vest.
(5)	Mr Ryan was granted 3,900,000 Performance Share Rights. 2,600,000 Performance Share Rights represent his 2016 LTI award and 1,300,000 Performance Share Rights represent a one-time new hire sign-on award. Both the LTI portion and the sign-on portion are subject to the same performance and vesting conditions as the LTI awards granted to all other executives.
(6)	Mr Despres was granted 5,100,000 Share Rights, of which 2,600,000 are Performance Share Rights representing his 2016 LTI award and subject to the same performance and vesting conditions as the LTI awards granted to all other executives. The balance of 2,500,000 Share Rights is an estimated number of rights representing his sign-on share award of US$200 thousand that will be paid in equal installments of one-third on each anniversary of his hire date (1 September 2016) beginning with the first anniversary and ending on the third. The shares will be calculated by dividing one third of the share award by the 5-day volume weighted average share price for the five trading days immediately preceding and including the relevant anniversary date. The 2,500,000 Share Rights included in the total above is an estimate based on a share price of US$0.08 on his award grant date of 1 September 2016. The actual number of shares cannot be determined until the calculation is performed upon each of the three installment vesting dates. There are no performance conditions on these amounts and so long as Mr Despres does not voluntarily resign prior to a vesting date, that installment of the award will vest.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

(7)	In addition to the $200,000 LTI Cash Rights that are subject to the same performance and vesting conditions as the LTI awards granted to all other executives, Mr Despres also received a one-time new hire sign-on award of US$300,000 that will be paid in equal installments of one-third each on the anniversary of his hire date (1 September 2016) beginning with the first anniversary and ending on the third. There are no performance conditions on these amounts and so long as Mr Despres does not voluntarily resign prior to a vesting date, that installment of the award will vest and be payable.
(8)	These amounts reflect the grant of a special strategic retention award issued during 2016 to certain key employees. There are no performance conditions on these amounts and so long as the KMP does not voluntarily resign prior to a vesting date, the award will vest. See further discussion in Section 5.5.

5.3.	SHARE HOLDINGS

Shares

Table 5.3.1: Share holdings as at the end of the financial year and activity during the financial year, are as follows:

			Received on
	Balance	Granted as	exercise of	Net other change	Balance	Balance
	1 January	remuneration	options/rights	during year	31 December	held nominally
2016
Marcus Randolph	2,342,875	3,207,481	-	-	5,550,356	-
Bret Clayton	778,294	769,797	-	-	1,548,091	-
Peter Day	724,962	883,903	-	-	1,608,865	-
Jonathan Lewinsohn	-	-	-	-	-	-
Jeffrey Long	185,418	769,797	-	-	955,215	-
Gretchen McClain	46,355	772,887	-	-	819,242	-
Rex McLennan	673,694	489,990	-	-	1,163,684	-
Deborah O’Toole	98,272	815,839	-	-	914,111	-
Jeffrey Olsen	135,000	-	-	-	135,000	-
Brendan Ryan	-	-	-	-	-	-
Fabrizio Rasetti	264,109	-	-	80,191	344,300	-
Brad Baker	140,305	-	-	60,491	200,796	-
Denis Despres	-	-	-	-	-	-
Mark Irwin	-	-	-	-	-	-

Share holdings activity during the financial year for KMP who were terminated or no longer KMP prior to 31 December 2016, were as follows:

			Received on
	Balance	Granted as	exercise of	Net other change	Balance	Balance
	1 January	remuneration	options/rights	during year	as of retirement date	held nominally
2016
Kent Hoots[1]	71,640	-	-	386,330	457,970	-
Terry Kirkey[2]	12,100	-	-	19,817	31,917	-

(1)	Mr Hoots’ employment terminated on 1 October 2016.
(2)	Mr Kirkey was no longer considered a KMP as at 31 August 2016.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

5.4	SERVICE CONTRACTS AND TERMINATION PROVISIONS

Name and
position held at				Termination payments (where
the end of the	Duration of	Notice period by	Notice period	these are in addition to
financial year	contract	Company	by executive	statutory entitlements)
Jeffrey Olsen	No fixed term	None required	180 days	For termination with cause,
Chief Executive				statutory entitlements only
Officer				For termination without cause:
• 12 months’salary
• Pro-rata bonus to termination date
• Waiver of medical insurance premiums for 12 months
Brendan Ryan	No fixed term	None required	90 days	For termination with cause,
Chief Financial				statutory entitlements only
Officer				For termination without cause:
• 12 months’ salary
• Pro-rata bonus to termination date
Waiver of medical insurance premiums for 12 months
Fabrizio Rasetti	No fixed term	None required	90 days	For termination with cause,
Senior Vice				statutory entitlements only
President,				For termination without cause:
General Counsel				• 12 months’ salary
and Secretary				• Pro-rata bonus to termination date
• Waiver of medical insurance premiums for 12 months
Brad Baker	No fixed term	None required	90 days	For termination with cause,
Senior Vice				statutory entitlements only
President, Human				For termination without cause:
Resources				• 12 months’ salary
• Pro-rata bonus to termination date
• Waiver of medical insurance premiums for 12 months
Denis Despres	No fixed term	None required	90 days	For termination with cause,
Chief Operating				statutory entitlements only
Officer				For termination without cause:
• 12 months’ salary
• Pro-rata bonus to termination date
Waiver of medical insurance premiums for 12 months
Mark Irwin	No fixed term	None required	90 days	For termination with cause,
Chief Commercial				statutory entitlements only
Officer				For termination without cause:
• 12 months’ salary
• Pro-rata bonus to termination date
Waiver of medical insurance premiums for 12 months

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Under the terms of the Company’s LTIP and option plans, the Board has discretion to provide for early vesting of all or a portion of unvested Rights and Options depending on the circumstances of an employee’s termination. The executive employment contracts listed above contain a twelve-month non-competition and non-solicitation covenant in the Company’s favour. The Company may, at its option, extend the term of the covenants upon an executive’s termination of employment for up to an additional twelve months in exchange for monthly payments of the executive’s base salary for the term of the extension.

5.5	SPECIAL STRATEGIC RETENTION AWARDS FOR KEY EMPLOYEES (including the KMP)

In March 2016, the Board approved special strategic retention awards to certain key employees that include the KMP in March 2016. The Board recognises there has been continued contraction in both the industry and the Company, with no immediately visible signs of recovery. The Board further recognises the importance of retaining key leaders during a time of heightened uncertainty and that current outstanding equity awards have little-to-no visible retention value. These awards will be in the form of cash retention and will vest on the third anniversary of the award. If the senior executive is terminated for reasons other than for cause, the award will be prorated (with a minimum of one third the original award value) and remain outstanding and payable on the original vesting date. For the Company’s KMP, all awards will vest in March 2019 and are in the following amounts:

Jeff Olsen	$900,000
Fabrizio Rasetti	$624,000
Kent Hoots(1)	$511,000
Brad Baker	$487,000
Mark Irwin	$525,000
Terry Kirkey	$495,000

(1)	Mr Hoots’ amount above was reduced to $170,367 as a result of his cessation of employment and will remain outstanding until the scheduled vesting date in March 2019.

6.	NON-EXECUTIVE DIRECTOR ARRANGEMENTS

This section explains the remuneration structure and outcomes for non-executive Directors.

6.1.	NON-EXECUTIVE DIRECTORS’ FEE STRUCTURE

Non-executive Directors (NED) are remunerated by a fixed annual base fee with additional fees paid for serving on Board committees. NED who are also employees of Centerbridge do not receive any Director fees. The payment of committee fees recognises the additional time commitment required by NED who serve on board committees. The Chairman may attend any committee meetings but does not receive any additional committee fees in addition to base fees.

The fees are determined within a maximum aggregate fee pool that is approved by shareholders. At the 2015 general meeting, shareholders approved changing the currency of the fee pool from Australian dollars to US dollars. This change was initiated to align the currency of the fee pool with the currency in which all NED are paid, and to eliminate the variability of the fee pool due to movement in the AU/US exchange rate. The approved fee pool limit is US$2.0 million, which aside from the currency exchange rate has not changed in quantum since the Company’s initial public offering in 2007. During the financial year, US$1.3 million of the pool was utilised for non-executive Director fees, being approximately 66% of the fee pool limit.

In 2015, the Board retained Willis Towers Watson to provide an independent review of NED remuneration with the aim of ensuring an appropriate balance existed between North American and Australian Director pay practices. As a result of this analysis, the Board determined not to change base fees. In addition, effective 1 July 2015, NEDs are required to receive 50% of their annual base fees in ordinary shares of Company stock. This change was made to further strengthen the alignment of NED remuneration with shareholder interests and be more competitive with North American pay practices by including company stock as a component of the NED fee structure. The share issue occurs every three months by taking 50% of the base fees earned in US dollars, converting it to Australian dollars using the exchange rate on issue date and then dividing it by the volume weighted average price of the shares traded on the ASX in the first five days after each relevant fee period. The shares are then issued and deposited into each NED personal brokerage account. As described in Section 6.2 below, the Directors are not able to trade the shares, net of sales to cover income taxes, for a period of twelve months from when they are allocated.

Mr Randolph was appointed Executive Chairman and Interim Chief Executive Officer of the Company effective 1 September 2015 and served in that capacity until Mr Olsen was appointed as the Company’s CEO effective 1 March 2016. Mr Randolph’s remuneration during the time he performed the Interim CEO duties included additional compensation of $50 thousand per month. Mr Randolph was also eligible to receive, subject to meeting certain objectives determined by the Board, a target performance bonus amount of $500 thousand. The Board assessed Mr Randolph’s performance on objectives that included the successful selection, hiring and on-boarding of the Company’s new CEO, achieving established targets of EBITDA

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

performance, achieving targeted reductions in sales, general and administrative (SG&A) expenses and establishing an effective commercial strategy. These measures were chosen because they reflected the importance of ensuring continuity of leadership and executing the key operational priorities as the Company responds to ongoing market challenges while Mr Randolph carried out his additional management responsibilities. In assessing his performance against the objectives, the Board recognised that Mr Randolph led a comprehensive and efficient CEO search, ensuring sufficient exposure of external and internal candidates to the Board of Directors and ensured no disruption in the management team during the process. Following the appointment of Mr Olsen as the Company’s new CEO, Mr Randolph organised and assisted with his successful on-boarding. Mr Randolph drove EBITDA improvement efforts related to productivity, commercial improvements in the drilling services business and turning around poor performing commercial contracts. Although the continued decline in the market largely prevented EBITDA improving by a target of approximately $60 million, the results of the improvement programs contributed greatly towards offsetting the impact of the significant revenue decline. The SG&A expense reduction slightly exceeded the target of $15 million. Finally, the Board considered Mr Randolph’s overall leadership to the executive team, providing a challenging results-driven, yet supportive environment in a time of significant change. The Board determined that Mr Randolph’s performance related to the successful accomplishment of the objectives resulted in an overall achievement of the target of $500 thousand, which was paid in July 2016.

At the conclusion of his Interim CEO duties, the Board requested Mr Randolph continue in his capacity as Executive Chairman of Boart Longyear to assist Mr Olsen with on-boarding of his new duties and in executing the Company’s strategy. The Board requested this commitment through June 2017 with a review of the need for up to an additional twelve months if mutually determined. In addition to his base Director fees as Chairman, Mr Randolph will receive compensation of $37.5 thousand per month in recognition of the on-going demands of the executive duties. Mr Randolph’s total annualised compensation will be paid as $500 thousand in cash and $250 thousand in equity. Mr Randolph will not be eligible for a performance bonus in this capacity. Mr Randolph is not subject to any notice of termination requirements nor is he entitled to any termination payments.

Mr McLennan continues in his capacity as Senior Independent Director during this period while Mr Randolph is required to perform his executive duties. Mr McLennan receives an additional US$1,000 per month for the duration of this appointment.

Table 6.1: Components of Non-executive Director Remuneration

Component	Explanation

Board fees

Current base fees per annum are:

•     US$120,000 for non-executive Directors other than the Board Chairman; and

•     US$300,000 for the Board Chairman

•     50% of the base fees above are paid in the form of ordinary shares of the Company

Committee fees	Current committee fees for non-executive Directors (other than the Board Chairman) are:
• US$15,000 annually for committee members; and • US$30,000 annually for committee chairs.

Where the Board Chairman sits on a committee, he or she does not receive any additional fee.

Other fees/benefits	Non-executive Directors are entitled to be reimbursed for all reasonable out-of-pocket expenses incurred in carrying out their duties, including travel costs. The Board Chairman also is entitled to reimbursement for office and secretarial support.

Non-executive Directors may also, with the approval of the Board, be paid additional fees for extra services or special exertions for the benefit of the Company.

Non-executive Directors are not entitled to receive any performance-related remuneration, such as short-term or long-term incentives.

During the term Mr Randolph serves as the Executive

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Chairman he is eligible to participate in the Company’s medical and dental plans.

Post-employment benefits	Compulsory superannuation contributions for Australian-resident non-executive Directors are included in the base fee and additional committee fees set out above.

Non-executive Directors do not receive any retirement benefits other than statutory superannuation contributions.

During the term Mr Randolph serves as the Executive Chairman he is eligible to participate in the Company’s 401 (k) retirement plan, including receiving a 3% matching contribution by the Company up to a maximum of US$7,950.00 per annum.

6.2	NON-EXECUTIVE SHAREHOLDING GUIDELINE

In 2015, the Board implemented a shareholding guideline requiring non-executive Directors to be paid 50% of their base fees in Company shares and hold these shares for a minimum of one year.

6.3.	NON-EXECUTIVE DIRECTOR SHARE ACQUISITION PLAN

In February 2008, the Remuneration Committee recommended, and the Board approved, the establishment of a non-executive Director Share Acquisition Plan (“NEDSAP”) as foreshadowed in the Company’s prospectus.

The NEDSAP is a fee sacrifice plan in which only non-executive Directors may participate. Participation in the NEDSAP is voluntary and non-executive Directors may elect to sacrifice up to 100% of their pre-tax base and committee fees to acquire ordinary shares at the prevailing market price.

Shares acquired under the NEDSAP will be subject to a holding lock for up to 10 years, during which they are unable to deal with their shares. The holding lock may be removed in certain circumstances, including a cessation of Directorship.

No shares were purchased under this plan during the year ended 31 December 2016.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

6.4.	DETAILS OF REMUNERATION PAID TO NON-EXECUTIVE DIRECTORS

Details of non-executive Directors’ remuneration for the year ended 31 December 2016 and 2015 are set out in the table below.

Table 6.4: Non-executive Director Remuneration

	Fees (incl.
	committee	Superannuation
	fees) [1]	contributions [2]	Shares	Total
	US$	US$	US$	US$
Marcus Randolph [3]
2016	150,000	-	250,000	400,000
2015	274,685	-	104,166	378,851
Bret Clayton
2016	105,000	-	60,000	165,000
2015	95,994	-	25,000	120,994
Peter Day
2016	95,891	9,109	60,000	165,000
2015	117,580	11,170	25,000	153,750
Jonathan Lewinsohn [4]
2016	-	-	-	-
2015	-	-	-	-
Jeffrey Long
2016	75,000	-	60,000	135,000
2015	16,792	-	10,000	26,792
Gretchen McClain
2016	75,000	-	60,000	135,000
2015	9,583	-	2,500	12,083
Rex McLennan
2016	117,000	-	60,000	177,000
2015	128,828	-	25,000	153,828
Deborah O'Toole
2016	68,493	6,507	60,000	135,000
2015	15,335	1,457	10,000	26,792

(1)	Please refer to Table 6.1 above for details of the annual non-executive Director base fees and committee fees.
(2)	Includes compulsory superannuation guarantee payments to Australian-resident Directors which are deducted from their base and additional committee fees.
(3)	In addition to Mr Randolph’s director fees listed above, in consideration for acting as Interim CEO and Executive Chair, he also received a cash salary of US$509,975, a performance bonus of US$500,000 and superannuation benefits of US$7,950. Mr Randolph’s total remuneration including his director fees, Interim CEO and Executive Chairman fees and Interim CEO performance bonus was US$1,009,975. Effective 11 July 2016, Mr Randolph voluntarily reduced his remuneration for his executive duties by 10%. The voluntary reduction is expected to end no later than 1 July 2017.
(4)	Mr Lewinsohn is an employee of Centerbridge and receives no Director fees.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

BOARD OF DIRECTORS

A brief summary of the Directors’ work experience and qualifications is as follows.

Marcus Randolph

Marcus Randolph was appointed a Director of the Company and Chair on 23 February 2015. From 1 September 2015 through 29 February 2016 he held the positions of interim CEO and Executive Chair, and as of 1 March 2016 serves as Executive Chair. Mr Randolph has served more than 35 years in the mining industry in a variety of global, senior executive roles. Most recently, he was Chief Executive of BHP Billiton’s Ferrous and Coal business from July 2007 to September 2013, located in Melbourne, and was a member of BHP’s Group Management Committee.

Prior to that role, he also held several other senior executive roles at BHP, including as its Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals. His earlier career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc., General Manager Corporacion Minera Nor Peru, Asarco Inc., and various mine operating positions in the US with Asarco Inc.

Mr Randolph holds a Bachelor of Sciences degree in Mining Engineering from the Colorado School of Mines in the United States and also holds a Masters in Business Administration from Harvard University.

Bret Clayton

Bret Clayton was appointed a Director of the Company on 23 February 2015. He serves as Chair of the Audit, Compliance and Risk Committee and is a member of the Environmental Health and Safety Committee. Mr Clayton joins us after a distinguished career at Rio Tinto, where he worked for 20 years and served on the Executive Committee for seven years. He joined Rio Tinto in 1994 and held a series of management positions, including Chief Executive of Rio Tinto’s global Copper and Diamonds groups, president and Chief Executive Officer of Rio Tinto Energy America (now Cloud Peak Energy) and Chief Financial Officer of Rio Tinto Iron Ore. He also served as the Group Executive for Business Support and Operations, which included Rio Tinto’s global exploration, procurement, information systems, shared services, internal audit, risk management and economics groups.

Prior to joining Rio Tinto, Mr Clayton worked for PricewaterhouseCoopers for nine years, providing auditing and consulting services to the mining industry. Mr Clayton also has served as a non-executive Director for several for-profit and non-profit entities, including Praxair, Constellium Holdco B.V. and Ivanhoe Mines Limited (now Turquoise Hills Resources).

Mr Clayton was a member of the U. S. American Institute of Certified Public Accountants from 1987 through 1996, and holds a Bachelor of Arts Degree in Accounting from the University of Utah. He also attended the International Executive Management Program of INSEAD in Fontainebleau, France.

Peter Day

Peter Day was appointed a Director of the Company on 25 February 2014. He is a member of the Audit, Compliance and Risk Committee and chairs the Remuneration Committee.

Mr Day currently serves as a non-executive Director of, Alumina Limited, Ansell Limited and Australian Office Fund.

Mr Day was formerly a Chairman and Director of Orbital Corporation Limited, a Director of Federation Centres Limited and SAI Global Limited. He was Chief Financial Officer for Amcor Limited for seven years and has also held senior executive positions with Bonlac Foods, the Australian Securities and Investments Commission, Rio Tinto, CRA and Comalco. He has a background in finance and general management across diverse industries.

Mr Day received his LL.B (hons.) from the Queen Victoria University of Manchester (UK) and MBA from Monash University (Australia). He also holds FCPA, FCA and FAICD designations.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Jeffrey Long

Jeffrey Long was appointed a Director of the Company on 1 October 2015. He is a member of the Environmental Health and Safety Committee. He brings a wealth of operational experience to the Board. He currently serves as Chief Executive Officer of Penhall Company, a Centerbridge Partners portfolio company and North America’s largest provider of concrete cutting, coring and removal services. He also was employed by Centerbridge Partners as Senior Managing Director from 2010 to 2015, where he focused on improving portfolio company operations. Prior to joining Centerbridge, Mr Long was a Managing Director at Vestar Capital Partners from 2005 to 2010 and a Principal at McKinsey and Company from 1993 to 2005, where he similarly focused on assisting companies in a diverse range of industries drive operational improvements.

A graduate of the United States Military Academy at West Point, Mr Long also served as a Cavalry Officer in the US Army for fourteen years. He holds Masters degrees from Harvard University’s John F. Kennedy School of Government and from the US Army’s Command and General Staff College.

Gretchen McClain

Gretchen W. McClain was appointed a Director of the Company on 15 November 2015. She is a member of the Remuneration and Nominations Committee. She has more than 25 years of global experience in both Fortune 500 corporations and government service, including serving as founding CEO of an S&P 500 global water technology company, Xylem Inc., and NASA’s Chief Director of the International Space Station. Ms. McClain brings extensive business, developmental, strategic and technical expertise having served a broad industrial market.

McClain serves as a Board of Director for publicly traded companies: AMETEK, Inc., Booz Allen Hamilton Holding Corporation, and Boart Longyear Limited, and a private family owned business, J.M. Huber Corp and serves as an Advisor to EPIC Ventures. Through her own consulting practice, she provides leadership and business services to executives, frequently working with start-up businesses and private equity firms.

She graduated from the University of Utah with a B.S. in Mechanical Engineering and received the University’s prestigious Founders Award in 2015. McClain was inducted into the Utah Technology Council Hall of Fame and is the first woman to receive this honor.

Rex McLennan

Rex McLennan was appointed a Director of the Company on 24 August 2013. He served as Chairman of the Finance Committee and currently chairs the Environmental, Health and Safety Committee. He is also a member of the Audit, Compliance & Risk Safety Committee. Mr McLennan was appointed the Board’s Senior Independent Director effective 1 September 2015 upon Mr Randolph’s assumption of duties as the Company’s Executive Chairman.

Mr McLennan currently serves on the Board of Endeavour Silver Corp. (TSX, NYSE) and is Chairman of its Audit Committee. He most recently served as Chief Financial Officer for Viterra, Inc., a leading global agricultural products company primarily involved in the distribution, marketing and processing of grain and oilseeds, which was acquired by Glencore International in December 2012. He has held finance roles in the resources and other industries, including serving as Executive Vice President and Chief Financial Officer for Placer Dome, Inc. prior to its acquisition by Barrick Gold Company, and the Vancouver Organising Committee (VANOC) for the 2010 Olympic Winter Games. He also has significant experience in the energy resources industry, having held progressive leadership roles earlier in his career at Imperial Oil Limited, Exxon’s Canadian public oil company.

Mr McLennan received his Master of Business Administration from McGill University in Finance/Accounting, and a Bachelor of Science in Mathematics/Economics from the University of British Columbia. He is also a member of the Institute of Corporate Directors (Canada) and received his ICD.D designation in June 2013 having completed all of the institution’s certification requirements.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Deborah O’Toole

Deborah O’Toole was appointed a Director of the Company on 1 October 2015. She is a member of the Remuneration and Nominations Committee. She brings hands-on experience with major business transformations to the Board in addition to significant business development and financial skills. She served as the Chief Financial Officer and Executive Vice President of Aurizon Holdings Limited (QR Limited) from 2007 through 2012. Prior to that time, she was at Queensland Cotton Holdings from 2003 to 2005, where she held roles as Chief Financial Officer and Head of the Business Development Unit. Ms. O’Toole also has nearly twenty years of experience in the mining industry, having held a number of senior management positions with MIM Holdings, including as its Chief Financial Officer, from 1982 through 2001.

Ms O’Toole currently is an independent Non-Executive Director at Credit Union Australia Limited, Sims Metal Management Limited and Asciano Rail Group of Companies in Australia. She has held several other independent Directorships during her career and is a Member of the Australian Institute of Company Directors. She holds a Bachelor of Laws from the University of Queensland and was admitted as a Solicitor of the Supreme Court of Queensland in 1981.

Conor Tochilin

Conor Tochilin was appointed a Director of the Company on 20 January 2017. Mr Tochilin is a Principal at Centerbridge Partners, L.P., a major shareholder in the Company. Centerbridge Partners, L.P. manages approximately $29 billion of assets with a focus on credit, special situations, and private equity. Prior to joining Centerbridge Partners, L.P., Mr Tochilin was an Associate at TPG-Axon Capital Management in New York and London and a Business Analyst in McKinsey’s Corporate Finance Practice in New York.

Mr Tochilin holds an A.B. in Economics and Philosophy, magna cum laude, from Harvard College, where he was elected to Phi Beta Kappa, a J.D. from Harvard Law School, and an M.B.A. from Harvard Business School.

COMPANY SECRETARIES

Fabrizio Rasetti was appointed Company Secretary on 26 February 2007. He joined Boart Longyear in April 2006. Prior to that time, he worked at SPX Corporation (New York Stock Exchange), where he held various management roles in the legal department and for business development over a period of almost nine years. He also worked in the private law firms of Howrey & Simon and Towey & Associates in Washington, DC. He received his BS in Foreign Service and J.D. from Georgetown University.

Philip Mackey was appointed Company Secretary on 29 January 2016. He has over three decades of company secretarial and commercial experience and is a member of the Company Matters’ secretariat team. Previously, he served as Company Secretary of ASX & SGX dual listed Australand Group Limited and Deputy Company Secretary of AMP Limited. Mr Mackey’s commercial experience includes appointment as Chief Operating Officer (Specialised Funds) of Babcock & Brown and at Bressan Group. He is a Fellow of Governance Institute Australia and a Graduate Member of the Australian Institute of Company Directors.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

DIRECTORS’ MEETINGS

The following table sets out for each Director the number of Directors’ meetings (including meetings of Board committees) held and the number of meetings attended by each Director during the financial year while he/she was a Director or committee member. The table does not reflect the Directors’ attendance at committee meetings in an “ex-officio” capacity. The table also does not reflect special or informal meetings of the Board or its committees.

	Board of Directors		Remuneration Committee		Audit Compliance & Risk Committee		HeaIth & Safety Committee		Restructuring Committee		Board Status Change
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended	During 2016
Bret Clayton	9	8			4	4	5	5
Peter Day	9	9	5	5	4	4
Jonathan Lewinsohn	6	6
Jeffrey Long	6	6					5	5
Gretchen McClain	9	9	5	5
Rex McLennan	9	9			4	4	5	5	16	16
Deborah O’Toole	9	9	5	5					16	16
Marcus Randolph	9	8							16	16
Jeffrey Olsen	8	8									Appointed 1 March 2016

DIRECTORS’ SHAREHOLDINGS

The following table sets out each Director’s relevant interest in shares, debentures, and rights or options over shares or debentures of the Company or a related body corporate as at the date of this report.

	Fully paid	Rights offering	Rights and
	ordinary shares	ordinary shares	options	Total

Marcus Randolph	5,550,356	-	-	5,550,356
Bret Clayton	1,548,091	-	-	1,548,091
Peter Day	1,608,865	-	-	1,608,865
Jonathan Lewinsohn	-	-	-	-
Jeffrey Long	955,215	-	-	955,215
Gretchen McClain	819,242	-	-	819,242
Rex McLennan	1,163,684	-	-	1,163,684
Deborah O’Toole	914,111	-	-	914,111

The Board adopted a non-executive Director shareholding guideline which recommends that non-executive Directors acquire and hold at least 30,000 Company shares within five years of their appointment. The target share amount was established to be roughly equivalent to one year’s Directors’ fees and was based on the value of the Company shares at the time. The target shareholding amount may be adjusted from time to time to track movements in the Company’s share price.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

GRANTS OF SHARES, RIGHTS OVER SHARES AND OPTIONS GRANTED TO DIRECTORS AND EXECUTIVES

At the Company’s 2015 general meeting, shareholders approved a change to the remuneration structure for the Company’s non-executive Directors to further improve alignment with shareholders and preserve cash. Effective 1 July 2015, Directors were required to receive 50% of their annual base fees in ordinary shares of Company stock. The Directors are not able to trade the shares, net of sales to cover income taxes, for a period of twelve months following their allocation. Shares granted to non-executive Directors and the Executive Chairman in lieu of their base fees are set out in Table 5.3.1 of the Remuneration Report. Prior to the implementation of the revised remuneration structure for non-executive Directors, no shares or rights over shares of the Company were granted to non-executive Directors since the Company’s initial public offering in April 2007.

Shares and rights over shares granted to executives of the Company are included in the Remuneration Report. As detailed more fully in the Remuneration Report, the Company has at various times in 2009, 2010 and 2014 granted options to former and current members of senior management. 345,000 of these options granted in June 2009 vested in accordance with their terms and expired in June 2014, with none having been exercised. 25,000 of these options granted in March 2010 vested in accordance with their terms and expire in March 2015. No shares or interests have been issued during the financial year as a result of the exercise of options.

DIRECTORS’ AND OFFICERS’ INTERESTS IN CONTRACTS

Except as noted herein, no contracts involving Directors' or officers’ interests existed during, or were entered into, since the end of the financial year other than the transactions detailed in Note 30 to the financial statements.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND AUDITORS

The Directors and officers of the Company are indemnified by the Company to the maximum extent permitted by law against liabilities incurred in their respective capacities as Directors or officers. In addition, during the financial year, the Company paid premiums in respect of contracts insuring the Directors and officers of the Company and any related body against liabilities incurred by them to the extent permitted by the Corporations Act 2001. The insurance contracts prohibit disclosure of the nature of the liability and the amount of the premium.

The Company has not paid any premiums in respect of any contract insuring Deloitte Touche Tohmatsu against a liability incurred in the role as an auditor of the Company.

EXECUTIVE MANAGEMENT TEAM

A brief summary of the Executive Management Team’s work experience and qualifications is as follows.

M. Bradley Baker

M. Bradley Baker was appointed Senior Vice President, Human Resources in 2008. Prior to joining Boart Longyear he worked for Milacron Inc. in Cincinnati, Ohio for 17 years in a variety of operational, divisional and global human resources roles including: Vice President of Human Resources, Director of Human Resources, North America, Director of Human Resources for the Plastics Technologies Group and leading the human resources and leadership integration of multiple acquisitions including the Michigan-based consumable tooling manufacturer, Valenite Inc.

Mr Baker received his Bachelor of Science in Business Administration from Bowling Green State University and his Master of Business Administration from Xavier University.

Denis Depres

Denis Despres was appointed the Company’s Chief Operating Officer on 6 September 2016. He began his career with Boart Longyear in 1981 and held various positions with progressive responsibility in the Company’s drilling services and products divisions over the next 26 years, including as Senior VP, Drilling Services. After leaving Boart Longyear in 2007, Mr Despres founded his own drilling business, which was acquired by Major Drilling in 2010. He most recently served as Major’s Chief Operating Officer prior to rejoining Boart Longyear.

Mr Despres studied in Ontario, Canada, and received a diploma in mechanical engineering technology from Algonquin College, a Bachelor of Engineering from Lakehead University and a Master of Business Administration from Queen’s University, all of which are in Ontario, Canada.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

Mark Irwin

Mark Irwin joined Boart Longyear in January 2016 as VP Drilling Services Commercial & Marketing, and in September 2016, became Chief Commercial Officer, assuming the global commercial and marketing responsibilities across Boart Longyear. Prior to joining Boart Longyear, Mr Irwin spent over 15 years working in the resources sector in mining services, in investment banking and 11 years for BHP Billiton. Roles. These roles included various global leadership roles in business development, operations, global procurement and strategy. In addition, he has also been CEO of two large Australian agricultural companies.

Mr Irwin has a Master’s of Business Degree (MBA) and a Bachelors of Law degree (LLB).

Jeffrey Olsen

Jeffrey Olsen was appointed President and Chief Executive Officer on 1 March 2016 after serving as Chief Financial Officer since 2014. Before joining Boart Longyear, he served as Chief Commercial Officer for Rio Tinto’s Iron & Titanium business since 2010. Prior to that time, he was Chief Financial Officer for Rio Tinto’s Borax and Minerals divisions for approximately eight years, and held other financial roles at Rio Tinto. Mr Olsen’s experience also includes financial roles at General Chemical Corporation and Xerox Corporation in the United States.

Mr Olsen holds a Bachelor’s of Arts from the University of Utah and a Master of Business Administration from the Simon School of Business at the University of Rochester.

Fabrizio Rasetti

Mr Rasetti’s experience and qualifications are summarised above on page 58.

Brendan Ryan

Brendan Ryan was appointed Chief Financial Officer on 6 September 6 2016. Mr Ryan’s experience includes over 24 years within the mining industry, spent predominantly with Rio Tinto and Shell / Anglo Coal, working in a variety of key commercial and operating roles. Prior to a year working with Private Equity, Mr Ryan held the role of Global Head of Business Evaluation for Rio Tinto in London where he was accountable for managing the group capital planning and allocation process. Earlier roles during his 13 years with Rio Tinto included Head of Business Development for the Rio Tinto Copper & Diamonds Group in London, VP Projects & Expansion at Kennecott Utah Copper in Salt Lake City, as well as other Business Evaluation and Business Analysis roles in London and Australia.

Mr Ryan holds a Master’s of Business Administration from the University of Oxford, UK as well as a Bachelor of Engineering (Mining) honors degree from the University of Queensland, Australia.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

AUDITOR

AUDITOR’S INDEPENDENCE DECLARATION

The auditor’s independence declaration is included on page 64 of this report.

NON-AUDIT SERVICES

Details of amounts paid or payable for non-audit services provided during the year by the auditor are outlined in Note 8 to the financial statements.

The auditor of Boart Longyear Limited is Deloitte Touche Tohmatsu. The Company has employed Deloitte Touche Tohmatsu on assignments additional to their audit duties where their expertise and experience with the Company are important. These assignments principally have been related to tax advice and tax compliance services, the magnitude of which is impacted by the global reach of the Company.

The Company and its Audit, Compliance & Risk Committee (Audit Committee) are committed to ensuring the independence of the external auditor. Accordingly, significant scrutiny is given to non-audit engagements of the external auditor. The Company has a formal pre-approval policy that requires the pre-approval of non-audit services by the Chairman of the Audit Committee. Additionally, the total annual fees for such non-audit services cannot exceed the auditor’s annual audit fees without the approval of the Audit Committee. The Audit Committee believes that the combination of these two approaches results in an effective procedure to control services performed by the external auditor.

None of the services performed by the auditor undermine the general principles relating to auditor independence as set out in Code of Conduct APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional & Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Company, acting as an advocate for the Company or jointly sharing economic risks and rewards.

The Directors are satisfied that the provision of non-audit services during the year by the auditor (or by another person or firm on the auditor’s behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 and are of the opinion that the services, as disclosed in Note 8 to the financial statements, do not compromise the external auditor’s independence.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the financial year.

ROUNDING OF AMOUNTS

Boart Longyear Limited is a company of a kind referred to in ASIC Corporations (Rounding in Financial / Directors’ Report) Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report and Financial Report. Amounts in the Directors’ Report and the Financial Report are presented in US dollars and have been rounded off to the nearest thousand dollars in accordance with that Instrument, unless otherwise indicated.

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

REMUNERATION

The Remuneration Report is included beginning at page 26 and forms part of this Directors’ Report.

Signed in accordance with a resolution of the Directors.

On behalf of the Directors

/s/ Marcus Randolph
Marcus Randolph
Chairman

27 February 2017

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

The Directors	Tel: +61 8 9365 7000
Boart Longyear Limited	Fax: +61 8 9365 7001
26 Butler Boulevard	www.deloitte.com.au
Adelaide Airport SA 5650
Australia

27 February 2017

Dear Directors

Boart Longyear Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Boart Longyear Limited.

As lead audit partner for the audit of the financial statements of Boart Longyear Limited for the financial year ended 31 December 2016, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) The auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

/s/ A T Richards

A T Richards
Partner
Chartered Accountants

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel: +61 8 9365 7000
Fax: +61 8 9365 7001
www.deloitte.com.au

Independent Auditor’s Report

to the members of Boart Longyear Limited

Report on the Audit of the Financial Report

Disclaimer of Opinion

We were engaged to audit the financial report of Boart Longyear Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2016, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration.

Because of the significance of the matters described in the Basis for Disclaimer of Opinion section of our report, we have not been able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on this financial report. Accordingly, we do not express an opinion as to whether the financial report of Boart Longyear Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Group’s financial position as at 31 December 2016 and of its financial performance for the year then ended; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for Disclaimer of Opinion

We draw attention to Note 1 in the financial report, which indicates that the Group incurred a net loss of $156.8 million during the financial year ended 31 December 2016 and, as of that date, the Group’s total liabilities exceeded its total assets by $337.5 million.

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

As stated in Note 1, the Group’s and Company’s ability to meet their ongoing operational and financing obligations requires a successful conclusion to the ongoing restructuring discussions with the Company’s lenders and achieving the forecast cash flows. This includes the ability to sustain previously implemented cost reductions and realise cost savings from both ongoing and future cost reduction and efficiency initiatives and actively managing cash flows, access additional short-term funding to manage cash flows and meet the cash interest payments due on 1 April 2017 and/or obtain agreement for the deferral of those cash interest payments.

These matters, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that cast significant doubt about the Group’s and Company’s ability to continue as going concerns and whether they will realise their assets and discharge their liabilities in the normal course of business.

We have been unable to obtain sufficient appropriate audit evidence as to the likelihood that a successful conclusion to the restructuring discussions as described in Note 1 will be achieved. Accordingly, we have been unable to conclude on the Group’s and Company’s ability to continue as going concerns for a period of at least twelve months from the date of this auditor’s report.

Accordingly, in our opinion, the uncertainties are so material and pervasive that we are unable to express an opinion on the financial report as a whole.

Directors’ Responsibilities for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the Group’s and Company’s ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our responsibility is to conduct and audit of the financial report in accordance with Australian Auditing Standards and to issue an auditor’s report. However, because of the matters described in the Basis for Disclaimer of Opinion section of our report, we were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the financial report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in pages 26 to 55 of the directors’ report for the year ended 31 December 2016.

In our opinion, the Remuneration Report of Boart Longyear Limited, for the year ended 31 December 2016, complies with section 300A of the Corporations Act 2001.

ResponsibiIities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

/s/ A T Richards

A T Richards
Partner
Chartered Accountants
Perth, 27 February 2017

Annual Financial Report
31 December 2016	BOART LONGYEAR LIMITED

DIRECTORS’ DECLARATION

The Directors declare that:

(a)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b)	in the Directors’ opinion, the attached financial statements are in compliance with International Financial Reporting Standards, as stated in Note 1 to the financial statements;

(c)	in the Directors’ opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards, and giving a true and fair view of the financial position and performance of the consolidated entity; and

(d)	the Directors have been given the declarations required by section 295A of the Corporations Act 2001.

The Directors draw the reader’s attention to Note 1 on page 75 concerning the going concern basis of preparation of the financial report and potential impact of material uncertainties related to the Company’s ability to achieve a successful conclusion to the ongoing restructuring discussions with the Company’s lenders and the Company’s forecast cash flows.

Signed in accordance with a resolution of the Directors made pursuant to section 295(5) of the Corporations Act 2001.

On behalf of the Directors

/s/ Marcus Randolph
Marcus Randolph
Chairman

27 February 2017

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the financial year ended 31 DECEMBER 2016	BOART LONGYEAR LIMITED

	Note	2016 US$'000	2015 US$'000
Continuing operations
Revenue	3	642,404	735,158
Cost of goods sold		(556,569)[1]	(734,760)[1]
Gross margin		85,835	398

Other income	4	8,939	2,150
General and administrative expenses		(108,842)[1]	(119,055)[1]
Sales and marketing expenses		(28,394)[1]	(25,223)[1]
Other expenses	4	(18,360)	(57,501)
Operating loss		(60,822)	(199,231)

Interest income	5	2,486	4,059
Finance costs	5	(72,713)	(72,769)
Loss before taxation		(131,049)	(267,941)

Income tax expense	11	(25,790)	(58,336)

Loss for the year attributable to equity holders of the parent		(156,839)	(326,277)

Loss per share:
Basic loss per share	12	(16.8) cents	(36.0) cents
Diluted loss per share	12	(16.8) cents	(36.0) cents

Other comprehensive loss
Loss for the year attributable to equity holders of the parent		(156,839)	(326,277)

Items that may be reclassified subsequently to profit or loss
Exchange gain (loss) arising on translation of foreign operations		364	(44,476)
Reclassification adjustments relating to foreign operations liquidated during the year		-	6,250

Items that will not be reclassified subsequently to profit or loss
Actuarial (loss) gain related to defined benefit plans	23	(6,075)	10,956
Income benefit (tax) on income and expense recognised directly through equity		1,116	(429)
Other comprehensive loss for the year, net of tax		(4,595)	(27,699)

Total comprehensive loss for the year attributed to equity holders of the parent		(161,434)	(353,976)

(1)	In the current period significant items have not been separately presented but have been included in the relevant line items. Details of items considered to be significant are included in note 7.

See accompanying Notes to the Consolidated Financial Statements included on pages 74 to 124

Consolidated Statement of Financial Position
As at 31 DECEMBER 2016	BOART LONGYEAR LIMITED

		2016	2015
	Note	US$'000	US$'000
Current assets
Cash and cash equivalents	31	59,343	113,357
Trade and other receivables	13	107,898	110,055
Inventories	14	165,020	166,258
Current tax receivable	11	4,399	6,617
Prepaid expenses and other assets		13,604	16,368
		350,264	412,655

Asset classified as held for sale	16	5,923	-
Total current assets		356,187	412,655

Non-current assets
Property, plant and equipment	17	127,660	176,475
Goodwill	18	100,036	99,658
Other intangible assets	19	43,920	54,404
Deferred tax assets	11	19,465	21,033
Non-current tax receivable	11	19,035	14,208
Other assets		10,326	13,464
Total non-current assets		320,442	379,242
Total assets		676,629	791,897

Current liabilities
Trade and other payables	20	126,589	145,041
Provisions	22	13,014	19,518
Current tax payable	11	94,577	77,964
Loans and borrowings	21	140	51
Total current liabilities		234,320	242,574

Non-current liabilities
Loans and borrowings	21	734,987	689,732
Deferred tax liabilities	11	18,884	14,818
Provisions	22	25,941	24,972
Total non-current liabilities		779,812	729,522
Total liabilities		1,014,132	972,096
Net liabilities		(337,503)	(180,199)

Equity
Issued capital	24	1,263,798	1,262,431
Reserves		(117,686)	(120,813)
Other equity		(137,182)	(137,182)
Accumulated losses		(1,346,433)	(1,184,635)
Total deficiency in equity		(337,503)	(180,199)

See accompanying Notes to the Consolidated Financial Statements included on pages 74 to 124

Consolidated Statement of Changes in Equity
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

		Foreign				Total
		currency	Equity-settled			attributable
	Issued	translation	compensation	Other	Accumulated to	owners of
	capital	reserve	reserve	equity	losses	the parent
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Balance at 1 January 2015	1,159,069	(92,799)	10,014	(137,182)	(868,885)	70,217
Loss for the period	-	-	-	-	(326,277)	(326,277)
Other comprehensive gain (loss) for the period - net of tax	-	(38,226)	-	-	10,527	(27,699)
Total other comprehensive loss	-	(38,226)	-	-	(315,750)	(353,976)
Issued under recapitalisation program	99,732	-	-	-	-	99,732
Vesting of LTIP rights, restricted shares	3,816	-	(3,816)	-	-	-
Purchase of shares for LTIP	(186)	-	-	-	-	(186)
Share-based compensation	-	-	4,014	-	-	4,014
Balance at 31 December 2015	1,262,431	(131,025)	10,212	(137,182)	(1,184,635)	(180,199)

Balance at 1 January 2016	1,262,431	(131,025)	10,212	(137,182)	(1,184,635)	(180,199)
Loss for the period	-	-	-	-	(156,839)	(156,839)
Other comprehensive loss for the period - net of tax	-	364	-	-	(4,959)	(4,595)
Total other comprehensive loss	-	364	-	-	(161,798)	(161,434)
Shares issued to directors	717	-	-	-	-	717
Vesting of LTIP rights, restricted shares	650	-	(650)	-	-	-
Share-based compensation	-	-	3,413	-	-	3,413
Balance at 31 December 2016	1,263,798	(130,661)	12,975	(137,182)	(1,346,433)	(337,503)

See accompanying Notes to the Consolidated Financial Statements included on pages 74 to 124

Consolidated Statement of Cash Flows
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

		2016	2015
	Note	US$'000	US$'000
Cash flows from operating activities
Loss for the year		(156,839)	(326,277)
Adjustments provided by operating activities:
Income tax expense recognised in profit		25,790	58,336
Finance costs recognised in profit	5	72,713	72,769
Depreciation and amortisation	6	62,470	83,911
Interest income recognised in profit	5	(2,486)	(4,059)
Gain on sale or disposal of non-current assets	6	(3,807)	(1,302)
Other non-cash items		(18,829)	7,890
Shares issued to directors		717	-
Impairment of current and non-current assets		2,048	71,845
Non-cash foreign exchange loss		10,309	21,347
Equity-settled share-based payments	6b, 10	3,413	4,014
Long-term compensation - cash rights	6b	1,830	3,223
Changes in net assets and liabilities, net of effects from acquisition and disposal of business:
(Increase) decrease in assets:
Trade and other receivables		1,755	7,754
Inventories		21,372	21,163
Other assets		7,579	6,242
(Decrease) increase in liabilities:
Trade and other payables		(16,469)	(4,876)
Provisions		(12,997)	(10,618)
Cash (used in) provided by operations		(1,431)	11,362
Interest paid		(45,296)	(47,413)
Interest received	5	2,486	4,059
Income taxes paid		(6,177)	(22,858)
Net cash flows used in operating activities		(50,418)	(54,850)

See accompanying Notes to the Consolidated Financial Statements included on pages 74 to 124

Consolidated Statement of Cash Flows
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

	2016	2015
	US$'000	US$'000
Cash flows from investing activities
Purchase of property, plant and equipment	(19,190)	(21,758)
Proceeds from sale of property, plant and equipment	16,410	2,401
Intangible costs paid	(3,173)	(2,771)
Investment in unaffiliated companies	(1,905)	(2,902)
Net cash flows used in investing activities	(7,858)	(25,030)

Cash flows from financing activities
Proceeds from issuance of shares	-	83,732
Payments for share purchases for LTIP	-	(186)
Payments for debt issuance costs	(82)	(1,437)
Proceeds from borrowings	25,671	-
Repayment of borrowings	(8,105)	(35,000)
Net cash flows provided by financing activities	17,484	47,109

Net decrease in cash and cash equivalents	(40,792)	(32,771)
Cash and cash equivalents at the beginning of the year	113,357	168,784
Effects of exchange rate changes on the balance of cash held in foreign currencies	(13,222)	(22,656)
Cash and cash equivalents at the end of the year	59,343	113,357

See accompanying Notes to the Consolidated Financial Statements included on pages 74 to 124

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

1.	GENERAL INFORMATION

Boart Longyear Limited (the “Parent”) is a public company listed on the Australian Securities Exchange Limited (ASX) and is incorporated in Australia. Boart Longyear Limited and subsidiaries (collectively referred to as the “Company”) operate in four geographic regions, which are defined as North America, Latin America, Asia Pacific, and Europe/Africa (EMEA).

Boart Longyear Limited’s registered office and its principal place of business are as follows:

Registered office	Principal place of business
26 Butler Boulevard	2640 West 1700 South
Burbridge Business Park	Salt Lake City, Utah 84104
Adelaide Airport, SA 5650	United States of America
Tel: +61 (8) 8375 8375	Tel: +1 (801) 972 6430

Basis of Preparation

This financial report is a general purpose financial report which:

-	has been prepared in accordance with the requirements of applicable accounting standards including Australian interpretations and the Corporations Act 2001, Accounting Standards and Interpretations, and comply with other requirements ofthe law. Accounting Standards include Australian Accounting Standards. Compliance with Australian Accounting Standards ensures that the financial statements and notes ofthe Company comply with IFRS. The financial report includes the consolidated financial statements of the Company. For purposes of preparing the consolidated financial statements, the Company is a for-profit entity;

-	is presented in United States dollars, which is Boart Longyear Limited’s functional and presentation currency. All values have been rounded to the nearest thousand dollars (US’000) unless otherwise stated, in accordance with ASIC class order 98/100. The financial statements were authorised for issue by the Directors on 27 February 2017;

-	applies Accounting policies in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported. These accounting policies have been consistently applied by each entity in the Company;

-	is prepared by combining the financial statements of all of the entities that comprise the consolidated entity, Boart Longyear Limited and subsidiaries as defined in AASB 10 ‘Consolidated Financial Statements’. Consistent accounting policies are applied by each entity and in the preparation and presentation of the consolidated financial statements; Subsidiaries are all entities for which the Company (a) has power over the investee (b) is exposed or has rights, to variable returns from involvement with the investee and (c) has the ability to use its power to affect its return. All three of these criteria must be met for the Company to have control over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until such time as the Company ceases to control such entity.

-	all inter-company balances and transactions, and unrealised income and expenses arising from inter-company transactions, are eliminated.

-	adopts all new and revised accounting standards and interpretations issued by the AASB that are relevant to the Company. The accounting policies and methods of computation are the same as those in the prior annual financial report; and

-	does not early adopt Accounting Standards and Interpretations that have been issued or amended but are not yet effective. Refer to Note 32 for further details.

The financial report has been prepared on a historical cost basis, except for the revaluation of certain financial instruments that are stated at fair value. Cost is based on fair values of the consideration given in exchange for assets. The financial report has also been prepared on the basis that the consolidated entity is a going concern, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

1.	GENERAL INFORMATION (CONTINUED)

Going Concern

The financial report has been prepared on a going concern basis, which contemplates the realisation of assets and the settlement of liabilities in the ordinary course of business.

At 31 December 2016, the Company has net liabilities of $337.5 million (2015: net liabilities of $180.2 million as at 31 December). The increase in net liabilities is mainly a result of a loss after income tax of $156.8 million. At 31 December 2016, the Company has net current assets of $121.9 million (2015: $170.1 million as at 31 December).

In preparing the financial report, the Directors have made an assessment of the ability of the Company to continue as a going concern. The Company’s ability to meet its ongoing operational and financing obligations requires the Company to achieve:

•	a successful conclusion to the ongoing restructuring discussions with the Company’s lenders; and
•	the Company’s forecast cash flows which requires the ability to:
o	sustain previously implemented cost reductions and realise cost savings from ongoing and future cost-reduction and efficiency initiatives and actively managing cash flows;
o	access additional short-term funding to manage cash flows; and
o	meet the cash interest payments due on 1 April 2017 and/or obtain agreement for the deferral of the cash interest payments.

Restructuring discussions

The Company remains subject to liquidity and indebtedness risks and, accordingly, continues to work with certain of its lenders to address its capital structure. (Details of the Company’s debt facilities are set out in Note 21 of the financial report.)

As announced on 5 January 2017, the Company secured a $20 million credit facility with Centerbridge Partners L.P, its largest debt and equity holder. The facility was established to provide additional financial resources to support ongoing restructuring discussions with the Company’s lenders as well as to provide additional working capital in the first quarter of 2017 when the Company’s working capital needs are typically at their seasonal peak due to the start-up of drilling projects globally.

The Company and its lenders continue to pursue an agreement on a holistic restructuring that provides a sustainable capital structure. The primary objectives of the process, which is incomplete and the outcome and timing of which remains uncertain, include the reduction of financial debt through the equitisation of debt, securing additional liquidity to sustain operations and extending debt maturities to facilitate an eventual refinancing. Achieving these objectives will likely require existing debt holders to convert all or part of their debt to equity, which will be highly dilutive to existing shareholders.

The Company’s ability to successfully achieve the restructure will depend on a number of circumstances, including market conditions, the ongoing support of the Company’s unsecured and secured lenders and, potentially, the approval of other stakeholders.

The Company has also received an indicative proposal for an additional short-term facility of $15 million from Centerbridge and certain of its bondholders to provide additional working capital for the Company. The Company and the relevant lenders are finalising the terms of the additional facility and expect to implement it imminently.

Cash flow Forecasts

The Company has prepared detailed cash flow forecasts which incorporate the financial impact of continued actions to address the challenges it faces (refer below). In preparing the cash flow forecasts the Company has used best estimate assumptions. The Directors have assessed the Company’s cash flow forecasts and revenue projections based on current market conditions and on results achieved to date attributable to ongoing cash-generating actions as well as continuing to evaluate risks and opportunities to this best estimate. Some of the key assumptions underpinning the cash flow forecasts and revenue projections are inherently uncertain and are subject to variation due to factors which are outside the control of the Company. The key assumptions are discussed below.

Market risk

The Company has experienced significant declines in financial performance as a result of declining demand for, and global oversupply of, the Company’s services and products due to the global contraction in exploration and development spending in the commodities sector and by mining customers. Mineral exploration, production and development activities and contract pricing could remain at depressed levels for an extended period of time or decline even further than assumed in the cash flow forecasts, resulting in adverse effects on the Company’s operating results, liquidity and financial condition.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

1.	GENERAL INFORMATION (CONTINUED)

Going Concern (continued)

Operational risk

In response to the ongoing effects of the industry downturn, the Company has implemented significant cost savings and efficiency initiatives. These initiatives are aggressively managing fixed, variable and capital costs and, in particular, improving operational efficiencies and commercial practices.

The cash flow forecasts assume that the Company is able to maintain current volumes of work, sustain previously implemented reductions and realise cost savings from both the ongoing and future cost-reduction and efficiency initiatives.

Other key assumptions

The cash flow forecasts also include a number of other key assumptions, in particular:

•	assumptions relating to the timing and outcome of the tax audits detailed in Note 11 of the financial statements,
•	assumptions relating to the payment of interest due on 1 April 2017; and
•	that the US dollar remains consistent with current levels, particularly in relation to the Australian and Canadian dollars.

There is a risk that the Company will not achieve a successful conclusion to the restructuring discussions or achieve its forecast cash flows.

Should the Company and Parent be unable to achieve these matters a material uncertainty would exist as to whether the Company and Parent will be able to continue as going concerns and therefore whether they will realise their assets and discharge their liabilities in the normal course of business.

Notwithstanding the uncertainties set out above, the Directors believe at the date of signing of the financial report that there are reasonable grounds to continue to prepare the financial report on the going concern basis.

The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts, or to the amounts and classifications of liabilities that might be necessary should the Company and Parent not continue as going concerns.

Key Judgements and Estimates

In applying Australian Accounting Standards, management is required to make judgments, estimates and form assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented herein. On an ongoing basis, management evaluates its judgments and estimates in relation to asset, liabilities, contingent liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the respective periods in which they are revised if only those periods are affected, or in the respective periods of the revisions as well as future periods if the revision affects both current and future periods.

The key judgments, estimates and assumptions that have or could have the most significant effect on the amounts recognised in the financial statements are found in the following notes:

Note 1	Going Concern
Note 11	Income Tax
Note 14	Inventories
Note 17	Property, Plant and Equipment
Note 18	Goodwill and Other Asset Impairment Considerations
Note 27	Contingent liabilities

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

1.	GENERAL INFORMATION (CONTINUED)

Foreign Currency

The Company’s presentation currency is the US dollar. The financial statements of the Company and its subsidiaries have been translated into US dollars using the exchange rates at each balance sheet date for assets and liabilities and at an average exchange rates for revenue and expenses throughout the period. The effects of exchange rate fluctuations on the translation of assets and liabilities are recorded as movements in the foreign currency translation reserve (“FCTR”).

The Company determines the functional currency of its subsidiaries based on the currency used in their primary economic environment, and, as such, foreign currency translation adjustments are recorded in the FCTR for those subsidiaries with a functional currency different from the US dollar. The cumulative currency translation is transferred to the income statement when a subsidiary is disposed of or liquidated.

Transaction gains and losses, and unrealised translation gains and losses on short-term inter-company and operating receivables and payables denominated in a currency other than the functional currency, are included in other income or other expenses in profit or loss. Where an inter-company balance is, in substance, part of the Company’s net investment in an entity, exchange gains and losses on that balance are taken to the FCTR.

Other accounting policies

Significant and other accounting policies that summarise the measurement basis used and are relevant to an understanding of the financial statements are provided throughout the notes to the financial statements.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

2.	SEGMENT REPORTING

Information reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance is based on the Company’s two general operating activities: Global Drilling Services and Global Products. The Global Drilling Services segment provides a broad range of drilling services to companies in mining, energy and other industries. The Global Products segment manufactures and sells drilling equipment and performance tooling to customers in the drilling services and mining industries.

Information regarding these segments is presented below. The accounting policies of the reportable segments are the same as the Company’s accounting policies. Segment profit shown below is consistent with the income reported to the chief operation decision maker for the purposes of resource allocation and assessment of segment performance. Segment profit represents earnings before interest and taxes.

Segment revenue and results

	Segment Revenue				Segment Profit
	2016 US$'000		2015 US$'000		2016 US$'000	2015 US$'000
Drilling Services		447,656		527,880	10,679	(2,648)
Global Products revenue
Products third party revenue	194,748		207,278
Products inter-segment revenue [1]	57,704		52,533
Total Global Products		252,452		259,811	4,214	5,593
Less Global Product sales to Global Drilling Services		(57,704)		(52,533)
Total third party revenue		642,404		735,158
Total segment profit					14,893	2,945

Unallocated costs [2]					(48,230)	(104,136)
Significant items					(27,485)	(98,040)
Finance costs					(72,713)	(72,769)
Interest income					2,486	4,059
Loss before taxation					(131,049)	(267,941)

(1)	Transactions between segments are carried out at arm’s length and are eliminated on consolidation.
(2)	Unallocated costs include corporate general and administrative costs, as well as, other expense items such as foreign exchange gains or losses.

Other segment information

	Depreciation and amortisation		Additions to non-current
	of segment assets		assets [2]
	2016	2015	2016	2015
	US$'000	US$'000	US$'000	US$'000
Global Drilling Services	40,916	58,044	15,028	14,613
Global Products	9,271	9,337	1,980	3,778
Total of all segments	50,187	67,381	17,008	18,391
Unallocated [1]	12,283	16,530	3,459	1,962
Total	62,470	83,911	20,467	20,353

(1)	Unallocated additions to non-current assets relate to the acquisition of general corporate assets such as software and hardware.
(2)	Non-current assets excluding deferred tax assets.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

2.	SEGMENT REPORTING (CONTINUED)

Geographic information

The Company’s two business segments operate in four principal geographic areas – North America, Asia Pacific, Latin America and EMEA. The Company’s revenue from external customers and information about its segment assets by geographical locations are detailed below:

	Revenue from external customers		Non-current assets [1]
	2016	2015	2016	2015
	US$'000	US$'000	US$'000	US$'000
North America	297,309	343,363	218,460	237,512
Asia Pacific	157,299	159,765	56,188	69,522
Latin America	85,573	116,238	24,232	39,267
EMEA	102,223	115,792	2,097	11,908
Total	642,404	735,158	300,977	358,209

(1)	Non-current assets excluding deferred tax assets.

3.	REVENUE

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and sales tax. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale and with local statute, but are generally when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

Revenue from services rendered is recognised in the statement of comprehensive income in proportion to the stage of completion of the transaction at the reporting date. The stage of completion of the contract is determined as follows:

•	revenue from drilling services contracts is recognised on the basis of actual meters drilled or other services performed for each contract; and

•	revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses are incurred.

The components of revenue are as follows:

	2016	2015
	US$'000	US$'000
Revenue from the rendering of services	447,656	527,880
Revenue from the sale of goods	194,748	207,278
	642,404	735,158

There were no customer(s) that contributed 10% or more to the Company’s revenue in 2016. Included in revenues arising from rendering of services are revenues of $77.4 million which arose from sales to the Company’s largest customer in 2015.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

4.	OTHER INCOME / EXPENSE

The components of other income are as follows:

	2016	2015
	US$'000	US$'000

Gain on disposal of property, plant and equipment	3,807	1,302
Gain on foreign currency exchange differences	1,616	-
Gain on disposal of scrap	309	-
Other	3,207	848
	8,939	2,150

The components of other expense are as follows:

	2016	2015
	US$'000	US$'000

Amortisation of intangible assets	12,745	16,644
VAT write-off	2,897	4,835
Drilling services rework	603	3,096
Loss on foreign currency exchange differences	-	17,004
VAT and customs settlement	-	6,381
Loss on liquidation of a subsidiary	-	6,250
Environmental fees	-	1,458
Other	2,115	1,833
Total other expenses	18,360	57,501

5.	INTEREST INCOME / FINANCE COSTS

Interest income is as follows:

	2016	2015
	US$'000	US$'000

Interest income:
Bank deposits	2,486	4,059

Finance costs are as follows:

	2016	2015
	US$'000	US$'000
Finance costs:
Interest on loans and bank overdrafts	70,643	70,822
Amortisation of debt issuance costs	2,070	1,947
Total finance costs	72,713	72,769

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

6.	LOSS FOR THE YEAR

Loss for the year includes the following:

(a)	Gains and losses

Loss for the year includes the following gains and (losses):

	2016	2015
	US$'000	US$'000
Gain on disposal of property, plant and equipment	3,807	1,302
Loss on liquidation of subsidiary	-	(6,250)
Net foreign exchange losses	1,616	(17,004)
Net (expense) reversal of bad debt	(181)	(1,875)

(b)	Employee benefits expenses

	2016	2015
	US$'000	US$'000
Salaries and wages	(240,094)	(271,062)
Post-em ployment benefits:
Defined contribution plans	(6,497)	(7,684)
Defined benefit plans	(1,337)	(2,344)
Long-term incentive plans:
Equity-settled share-based payments	(3,413)	(4,014)
Cash rights compensation	(1,830)	(3,223)
Termination benefits	(6,833)	(12,919)
Other employee benefits [1]	(66,540)	(76,463)
	(326,544)	(377,709)

(1)	Other employee benefits include items such as medical benefits, workers' compensation, other fringe benefits, state taxes.

(c)	Other

	2016	2015
	US$'000	US$'000

Depreciation of non-current assets	(48,558)	(66,227)
Amortisation of non-current assets	(13,912)	(17,684)
Operating lease rental expense	(18,180)	(21,770)

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

7.	SIGNIFICANT ITEMS

A provision for restructuring is recognised when the Company has approved a detailed and formal restructuring plan and the Company starts to implement the restructuring plan or announces the main features of the restructuring plan to those affected by the plan in a sufficiently specific manner to raise a valid expectation of those affected that the restructuring will be carried out. The Company’s restructuring accruals include only the direct expenditures arising from the restructuring, which are those that are both necessarily incurred by the restructuring and not associated with the ongoing activities.

During 2016, the Company continued to reduce operating costs through a series of restructuring activities. The Company’s restructuring efforts included:

•	controlling SG&A and other overhead related costs;
•	exiting certain loss-making drilling services project or territories;
•	leveraging the supply chain function across the business, and
•	focusing on operational efficiencies and productivity at the drill rig level and across the global organisation.

The Company has incurred costs related to executing its restructuring and cost-reduction plans. These costs include employee separations, exiting leased facilities and impairments of inventories and capital equipment related to relocating certain manufacturing activities and resizing the business.

In addition, due to the deterioration in the Company’s revenues and profitability as well as a forecast global slowdown in the demand for drilling services and products, the Company reassessed the carrying value of certain assets, including goodwill, intangible assets, plant and equipment and inventories, resulting in additional impairment charges and provisions in the prior period. A description of the impairment process is provided below.

Significant items for the years ended 31 December 2016 and 2015 are, as follows:

		2016	2015
	Note	US$'000	US$'000

Recapitalisation costs		7,456	577
Impairments:
Equipment	17	878	36,806
Intangible assets	19	1,012	571
Inventories	14	-	34,468
Employee and related costs [1]		8,008	15,980
Other restructuring costs		8,121	7,857
Onerous leases		2,010	1,781
		27,485	98,040
Net of tax[2]		27,189	89,625

(1)	Employee and related costs include separation costs, retention and other employee-related costs.
(2)	The tax effect was calculated using applicable local country tax rates before application of excess of net operating losses. The net operating losses were largely not benefitted.

Classification of significant items on the income statement for the years ended 31 December 2016 and 2015 are, as follows:

	2016	2015
	US$'000	US$'000

General and administrative expenses	22,096	21,108
Cost of goods sold	3,015	76,203
Research and development	2,278	585
Sales and marketing expenses	96	144
	27,485	98,040

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

7.	SIGNIFICANT ITEMS (CONTINUED)

Significant items for the years ended 31 December 2016 and 2015 by business segment are, as follows:

	2016	2015
	US$'000	US$'000
Global Drilling Services[1]	11,209	61,803
Global Products[2]	2,397	26,844
Unallocated	13,879	9,393
	27,485	98,040

(1)	Transactions between segments are carried out at arm’s length and are eliminated in consolidation.
(2)	Unallocated costs include corporate general and administrative costs, as well as, other expense items such as foreign exchange gains or losses.

8.	REMUNERATION OF AUDITORS

	2016	2015
	US$'000	US$'000
Company auditor's remuneration
Audit and review of the financial report:
Auditor of the parent entity	1,031	1,191
Related practices of the parent entity auditor	1,136	1,240
	2,167	2,431
Non-audit services:
Review of tax returns	489	462
Tax services	360	1,176
Other non-audit services	-	74
	849	1,712

Total remuneration to Company auditor	3,016	4,143

Remuneration to other accounting firms
Audit services	184	292
Non-audit services:
Tax services	2,362	2,053
Global mobility	342	12
Internal audit	-	15
Accounting and payroll services	280	934
Other	83	297
Total remuneration to other accounting firms	3,251	3,603

Boart Longyear Limited’s auditor is Deloitte Touche Tohmatsu. The Company has employed Deloitte Touche Tohmatsu on assignments additional to their audit duties where their expertise and experience with the Company are important. These assignments principally have been related to tax advice and tax compliance services, the magnitude of which is impacted by the global reach of the Company.

The Board and its Audit, Compliance & Risk Committee (Audit Committee) are committed to ensuring the independence of the external auditor. Accordingly, significant scrutiny is given to non-audit engagements of the external auditor. The Company has a formal pre-approval policy which requires the pre-approval of non-audit services by the Chairman of the Audit Committee. Additionally, the total annual fees for such non-audit services cannot exceed the auditor’s annual audit fees without the approval of the Audit Committee. The Audit Committee believes that the combination of these two approaches results in an effective procedure to pre-approve services performed by the external auditor.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

9.	KEY MANAGEMENT PERSONNEL COMPENSATION

The aggregate compensation made to key management personnel of the Company is set out below.

	2016	2015
	US$	US$
Short-term employee benefits	4,823,617	5,354,090
Post-employment benefits	64,670	66,942
Other long-term benefits	1,729,127	2,118,133
Termination benefits	321,544	1,261,781
Share-based payments	1,600,722	2,389,083
	8,539,680	11,190,029

10.	EMPLOYEE LONG TERM INCENTIVE PAYMENTS

Share-based Payment Accounting Policies

Equity-settled share-based payments with employees and others providing similar services in 2014 and prior years are measured at the fair value of the equity instrument at the grant date. For equity-settled share-based payments granted in 2015 and 2016, the fair value of the equity instrument is measured by the use of the Brownian Motion model. For stock options, fair value is measured by use of a Black-Scholes-Merton model and Brownian Motion model. Both models require the input of highly subjective assumptions.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period based on the Company’s estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

When determining expense related to long-term incentive plans, the Company considers the probability of shares vesting due to the achievement of performance metrics established by the Board of Directors related to long-term incentives that includes performance vesting conditions. The Company also estimates the portion of share and Cash Rights that will ultimately be forfeited. A forfeiture rate over the vesting period has been estimated, based upon extrapolation of historic forfeiture rates.

LTIP Share Rights and Cash Rights

The Company provides long term equity incentives to assist in retaining key employees and encouraging superior performance on a sustained basis. Annual long term incentive grants have generally been made through the Company’s Long-term Incentive Plan (“LTIP”), which allows for annual grants of share rights to management that will vest based on the satisfaction of either time-based conditions or both performance-based and time-based conditions. Vested share rights convert to ordinary fully paid shares on a one-for-one basis.

The Board has flexibility to offer different types of incentives (e.g., Share Rights, Cash Rights, Options, or a combination of the three) for an executive’s long-term incentive award. The composition of the grants from year-to-year will depend on what, in the Board’s view, will best incentivise and reward executives, having regard to the Company’s circumstances. An Option is an entitlement to purchase a share at a pre-determined share price set at the grant date. A Share Right is an entitlement to receive a fully-paid ordinary share in the Company, and a Cash Right is an entitlement to receive a cash bonus up to a set maximum. Although the Board may elect to grant Cash Rights for any reason, they have typically been used to supplement Share Rights in order to limit share dilution when the stock price is low at the time of the award.

Under the terms of the LTIP, Performance Share Rights vest upon the achievement of performance targets set by the Board. Retention Share Rights granted vest upon continuous employment with the Company from the grant date until the third anniversary of the grant date.

Awards granted to management in 2013 included Performance Share Rights that would vest based on three-year average Return-on- Equity (“ROE”) targets set by the Board. Achievement for Performance-based Share Rights under the 2013 LTIP grants, which reached the end of the performance measurement period in March 2016, was 0%, as the Company did not meet the minimum ROE performance criterion for those grants.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

10.	EMPLOYEE LONG TERM INCENTIVE PAYMENTS (CONTINUED)

LTIP Share Rights and Cash Rights (continued)

Awards granted to management for 2014 comprised a combination of options under the Company’s Option Plan and Share Rights and Cash Rights under the LTIP. The performance criterion for the 2014 LTIP Performance Share Rights is based on the achievement of three-year cumulative net debt reduction targets in addition to total shareholder return targets set by the Board. Vesting occurs on a linear basis beginning at 50% of a participant’s grant once minimum “threshold” performance objectives are met, and vesting up to 150% of a participant’s target grant amount is possible if the Company’s actual results exceed the targets established for the three-year period. Participants must also remain continuously employed with the Company during the performance period.

Awards granted to management for 2015 comprised of a combination of Options and Share Rights. The vesting of the Options and Share Rights are contingent upon share appreciation conditions set forth by the Board. Participants must remain continuously employed with the Company during the performance period. There were no Cash Rights issued in 2015.

The 2016 LTI Plan awards to management were solely comprised of performance-based Rights. The Board considered this to be appropriate for 2016 as it most effectively achieved three key objectives: aligning executives’ interests with shareholders; motivating executives to focus on sustained share price growth and certain earnings targets over the longer term; and retaining key executive talent, which is critical to the Company’s long term success. The performance-based Rights were granted on terms and conditions determined by the Board, including vesting conditions linked to service, share price appreciation, and earnings achievement over a specified period (in this case three years).

The total share-based expense associated with Share Rights granted under the LTIP for both years ended 31 December 2016 and 2015 was $2.6 million.

The following table reflects the Share Rights arrangements that were in existence at 31 December 2016:

Series - Share Rights	Number	Effective grant date	Vesting date	Fair value at grant date US$
1 - Issued 15 March 2014	8,308,106	15-Mar-14	15-Mar-17	0.25
2 - Issued 1 April 2014	972,612	1-Apr-14	1-Apr-17	0.27
3 - Issued 1 July 2015	12,455,879	1 -Jul-15	15-Mar-19	0.25
4 - Issued 15 March 2016	43,981,341	15-Mar-16	15-Mar-19	0.05
5 - Issued 6 June 2016	2,035,756	6-Jun-16	6-Jun-19	0.05
6 - Issued 1 September 2016	2,600,000	1-Sep-16	1-Sep-19	0.08
7 - Issued 1 September 2016[1]	N/A	1-Sep-16	various	N/A
8 - Issued 6 September 2016	3,900,000	6-Sep-16	6-Sep-19	0.08

(1)	These are shares issued to a member of management as part of his 2016 LTI award, he was granted a sign-on share award of $200 thousand that will be paid in equal installments of one-third on each anniversary of his hire date (1 September 2016) beginning with the first anniversary and ending on the third. The shares will be calculated by dividing one third of the share award by the 5-day volume weighted average share price for the five trading days immediately preceding and including the relevant anniversary date. The actual number of shares cannot be determined until the calculation is performed upon each of the three installment vesting dates. There are no performance conditions on these amounts and so long as he does not voluntarily resign prior to a vesting date, that installment of the award will vest.

The following reconciles the outstanding Share Rights at the beginning and end of the year:

	2016	2015
	Number of	Number of
	rights	rights
Share rights	’000	’000
Balance at beginning of year	28,038	22,141
Granted	55,676	18,290
Forfeited	(7,251)	(8,443)
Vested	(2,209)	(3,950)
Balance at end of year	74,254	28,038

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

10.	EMPLOYEE LONG TERM INCENTIVE PAYMENTS (CONTINUED)

LTIP Share Rights and Cash Rights (continued)

The following Share Rights vested during 2016:

Vest date range				Fair value at vest date range A$
Grant date	Start	End	Number of shares	Low	High
15-Mar-13	31-Jan-16	15-Mar-16	1,077,122	0.05	0.10
1-Jun-13	1-Jun-16	1-Jun-16	190,750	0.10	0.10
15-Mar-14	31-Jan-16	31-Dec-16	793,219	0.05	0.19
1-Jul-15	31-Jan-16	31-Dec-16	148,376	0.05	0.19

LTIP Share Options

The Board has, on certain occasions, granted Share Options to certain senior management members in order to attract, retain and properly incentivise those individuals.

During 2014, new Options were granted to Mr O’Brien as part of a special one-off strategic award and new options were granted to senior executives as part of the long-term incentive plan.

The 2015 LTI Plan awards to the KMP was solely comprised of performance-based Options. The performance- based Options were granted on terms and conditions determined by the Board, including vesting conditions linked to service and share price appreciation over a four-year period. Additional information concerning the terms of the 2015 long-term incentive awards to KMP may be found in the Remuneration Report.

During 2016, 1,000,000 Options were granted to a member of management under the 2015 Option Plan.

25,000 Options granted in March 2010 vested in accordance with their term and expired in March 2015. 77,640 Options granted in March 2014 vested in 2015 due to an employee termination and expired in July 2016. 3,304,753 Options granted in May 2014 vested in accordance with their term on April 2015. In addition, 4,979,976 Options and 259,364 Options vested early due to employee terminations in 2015 and 2016, respectively. Terminations also resulted in forfeitures of 30,408,995 Options in 2015 and 3,651,570 Options in 2016.

The share-based expense associated with Share Options for the years ended 31 December 2016 and 2015 was $793 thousand and $1.4 million, respectively. No shares or interests have been issued during the 2016 or 2015 financial years as a result of the exercise of options.

The following table reflects the Options arrangements that were in existence at 31 December 2016:

Series - Options	Number	Effective grant date	Vesting date	Fair value at grant date US$

1 - Issued 15 March 2014	3,517,285	15-Mar-14	15-Mar-17	0.23
2 - Issued 1 April 2014	324,204	1-Apr-14	1-Apr-17	0.25
3 - Issued 19 May 2014	3,034,753	19-May-14	19-May-14	0.19
4 - Issued 19 May 2014	3,034,753	19-May-14	1-Apr-15	0.19
5 - Issued 19 May 2014	3,034,752	19-May-14	1-Apr-16	0.19
6 - Issued 1 July 2015	38,788,304	1-Jul-15	15-Mar-20	0.07
7 - Issued 18 January 2016	1,000,000	18-Jan-16	15-Mar-20	0.07

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

10.	EMPLOYEE LONG TERM INCENTIVE PAYMENTS (CONTINUED)

LTIP Share Options (continued)

The fair values of the Series 1-5 Options grants were determined using the Black-Scholes option pricing model using the following inputs:

	Grant date share price US$	Expected volatility	Life of rights	Dividend yield	Risk-free interest rate
Series 1	0.25	115%	120 months	0%	0.74%
Series 2	0.27	114%	120 months	0%	0.91%
Series 3	0.21	114%	120 months	0%	0.01%
Series 4	0.21	114%	120 months	0%	0.09%
Series 5	0.21	114%	120 months	0%	0.36%

The fair values of the Series 6-7 Options grants were determined using the Brownian Motion option pricing model using the following inputs:

		Vesting Schedule		Discount Rates
	Grant date share price US$	min	max	5-year treasury	4-year treasury
Series 6	0.10	0.25	0.58	1.60%	1.40%
Series 7	0.04	0.25	0.58	1.60%	1.40%

The following reconciles the outstanding options at the beginning and end of the year:

	2016		2015
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options	’000	US$	’000	US$
Balance at beginning of year	58,866	0.17	13,391	0.18
Granted	1,000	0.14	75,909	0.15
Forfeited	(7,055)	0.15	(30,409)	0.15
Exercised	-	-	-	-
Expired during the financial year	(77)	0.29	(25)	2.93
Balance at end of year	52,734	0.17	58,866	0.17
Exercisable at end of year	52,734	0.17	58,866	0.17

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

11.	INCOME TAXES

Income Taxes

The Company is subject to income taxes in Australia and other jurisdictions around the world in which the Company operates. Significant judgment is required in determining the Company’s current tax assets and liabilities. Judgments are required about the application of income tax legislation and its interaction with income tax accounting principles. Tax positions taken by the Company are subject to challenge and audit by various income tax authorities in jurisdictions in which the group operates.

Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses, foreign tax credits and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows.

These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and tax liabilities recognised on the balance sheet. In such circumstances, some or all of the carrying amount of recognised deferred tax assets and tax liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Current and deferred taxation

Income tax expense includes current and deferred tax expense (benefit) and is recognised in profit or loss except to the extent that 1) amounts relate to items recognised directly in equity, in which case the income tax expense (benefit) is also recognised in equity, or 2) amounts that relate to a business combination, in which case the income tax expense (benefit) is recognised in goodwill.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Management periodically evaluates provisions taken in tax returns with respect to situations in which applicable tax regulation is open to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided on all temporary differences for which transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred but have not reversed at the balance sheet date. Temporary differences are differences between the Company’s taxable income and its profit before taxation, as reflected in profit or loss, that arise from the inclusion of profits and losses in tax assessments in periods different from those in which they are recognised in profit or loss.

Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they likely will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to all or part of the deferred tax asset to be realised.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

11.	INCOME TAXES (CONTINUED)

Tax consolidation

The Company includes tax consolidated groups for the entities incorporated in Australia and the United States. The Parent Entity and its wholly-owned Australian resident entities are part of the same tax-consolidated group and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Boart Longyear Limited. Companies within the US group also form a tax-consolidated group within the United States.

Tax expense (benefit) and deferred tax assets/liabilities arising from temporary differences of the members of each tax-consolidated group are recognised in the separate financial statements of the members of that tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts in the separate financial statements of each entity. Tax credits of each member of the tax-consolidated group are recognised by the head entity in that tax-consolidated group.

Entities within the Australian tax-consolidated group have entered into tax-funding arrangements with the head entity. Under the terms of the tax-funding arrangements, the tax-consolidated groups and each of the entities within the tax-consolidated group agrees to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable or payable to other entities in the tax-consolidated group.

Income tax expense is as follows:

	2016	2015
	US$'000	US$'000
Income tax expense:
Current tax expense	13,217	13,263
Adjustments recognised in the current year in relation to the current tax of prior years	6,238	2,151
Deferred tax expense	6,335	42,922
	25,790	58,336

(a)	Reconciliation of the prima facie income tax expense on pre-tax accounting profit to the income tax expense in the financial statements:

Loss before taxation	(131,049)	(267,942)
Income tax benefit calculated at Australian rate of 30%	(39,315)	(80,383)
Impact of higher rate tax countries	(5)	3,549
Impact of lower rate tax countries	2,064	13,977
Net non-deductible/non-assessable items other	20,692	(1,030)
Unrecognised tax losses [1]	31,094	59,672
Profit/Losses subject to double taxation in the US	(4,947)	3,118
Withholding tax net of foreign tax credit	2,035	4,796
(Recognition) derecognition of net prior year deferred tax assets	(4,879)	47,894
Other	12,813	4,592
	19,552	56,185
Under provision from prior years	6,238	2,151
Income tax expense per the Consolidated Statement of Profit or Loss and Other Comprehensive Income	25,790	58,336

(1)	Due to the group being in a tax loss position in many jurisdictions during the current financial year, the Company has not recognised current period losses.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

11.	INCOME TAXES (CONTINUED)

(b) Income tax recognised directly in equity during the period

The following current and deferred amounts were (charged) credited directly to equity during the year:

	2016	2015
	US$'000	US$'000
Deferred tax recognised in equity:
Actuarial movements on defined benefit plans	1,116	(429)

(c) Tax assets and liabilities

Tax assets:
Income tax receivable attributable to:
Parent	(80,971)		(55,696)
Other entities in the tax consolidated group	80,971		55,696
Other entities	23,434		20,825
	23,434	[1]	20,825 [1]
Current tax liabilities:
Income tax payable attributable to:
Parent	-		(56)
Entities other than parent and entities in the consolidated group	94,577		78,020
	94,577		77,964

(d) Deferred tax balances

Deferred tax com prises:
Temporary differences	(7,502)	2,109
Unused tax losses and credits	8,083	4,106
	581	6,215

(1)	The income tax receivable for 2016 is $23.4 million (2015: $20.8 million) of which $4.4 million is classified as current tax receivable and $19.0 million is classified as non-current tax receivable (2015: $6.6 million and $14.2 million respectively).

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

11.	INCOME TAXES (CONTINUED)

	Opening	Recognised	FX	Recognised	Closing
	balance	in income	differences	in equity	balance
2016	US$'000	US$'000	US$'000	US$'000	US$'000
Deferred tax assets (liabilities) temporary differences
Property, plant and equipment	4,767	(3,362)	(101)	-	1,304
Provisions	8,637	(601)	(182)	-	7,854
Doubtful debts	30	(29)	(1)	-	-
Other intangible assets	(15,246)	(4,183)	-	-	(19,429)
Accrued liabilities	1,056	669	(22)	-	1,703
Pension	79	(593)	(2)	1,116	600
Inventories	3,728	(2,463)	(79)	-	1,186
Investments in subsidiaries	(1,500)	-	-	-	(1,500)
Unrealised foreign exchange	(810)	764	-	-	(46)
Other	1,368	(514)	(28)	-	826
	2,109	(10,312)	(415)	1,116	(7,502)
Unused tax losses and credits:
Tax losses	4,106	1,611	-	-	5,717
Foreign tax credits	-	2,366	-	-	2,366
	4,106	3,977	-	-	8,083

	6,215	(6,335)	(415)	1,116	581

Presented in the statement of financial position as follows:
Deferred tax asset	19,465
Deferred tax liability	(18,884)
581

Where deferred tax assets have been recognised, it is considered probable that the Company will generate sufficient future taxable income to utilise the assets. The deferred tax on foreign tax credits are in relation to the US group that is currently profitable and expects future utilisation of foreign tax credits based on forecast taxable income in the next 5 years.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

11.	INCOME TAXES (CONTINUED)

	Opening	Recognised	FX	Recognised	Closing
	balance	in income	differences	in equity	balance
2015	US$’000	US$’000	US$’000	US$’000	US$’000
Deferred tax assets (liabilities) temporary differences
Property, plant and equipment	22,308	(16,870)	(671)	-	4,767
Provisions	11,689	(2,701)	(351)	-	8,637
Doubtful debts	256	(218)	(8)	-	30
Other intangible assets	(16,568)	824	498	-	(15,246)
Accrued liabilities	1,101	(12)	(33)	-	1,056
Pension	1,157	(614)	(35)	(429)	79
Inventories	14,123	(9,970)	(425)	-	3,728
Investments in subsidiaries	(1,500)	-	-	-	(1,500)
Unrealised foreign exchange	464	(1,274)	-	-	(810)
Other	4,048	(2,559)	(121)	-	1,368
	37,078	(33,394)	(1,146)	(429)	2,109
Unused tax losses and credits:
Tax losses	-	4,106	-	-	4,106
Foreign tax credits	13,634	(13,634)	-	-	-
	13,634	(9,528)	-	-	4,106

	50,712	(42,922)	(1,146)	(429)	6,215

Presented in the statement of financial position as follows:
Deferred tax asset	21,033
Deferred tax liability	(14,818)
6,215

	2016	2015
Unrecognised deferred tax assets	US$'000	US$'000
Tax losses - revenue	171,488	175,153
Unused tax credits	39,369	56,422
Temporary differences	126,105	106,025
	336,962	337,600

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

11.	INCOME TAXES (CONTINUED)

Canadian income tax audits

The Company’s Canadian income tax returns for the tax years 2007-2012 have been reassessed by the Canada Revenue Agency (“CRA”). These reassessments are being appealed through a multi-national dispute resolution process, known as “competent authority” to prevent the double-taxation of income assessed by multiple jurisdictions. The assessment for the 2007 through 2012 tax years, if upheld, would result in federal and provincial tax liabilities (including interest) of approximately C$109.6 million.

The outcome and timing of any resolution of the Canadian reassessments are unknown. Interest will continue to accrue on all disputed and unpaid amounts until they are paid, or, alternatively, until the disputes are resolved in the Company’s favour.

The Company has recorded a tax provision related to the CRA’s audits of the 2007 through 2012 tax years. The provision reflects the uncertainties regarding the outcome of those audits. While the Company believes it is appropriately reserved in respect of the CRA tax disputes, the resolution of those disputes on terms substantially as assessed by the CRA for the 2007 through 2012 tax years could be material to the Company’s financial position or results of operations. The Company’s liquidity could also be impacted negatively by the CRA reassessments.

Other tax matters

The recent closure of our centralised operating structure based in Switzerland and the establishment of a master distributor entity based in the United States could result in audits or assessments in many of the jurisdictions in which we operate and could lead to a higher effective tax rate and tax payments. Assessments related to these issues may adversely affect our liquidity in the event we are required to pay assessments, or post security to maintain challenges to such assessments. In making the decision to move to the master distributor entity, management and our external advisors carefully evaluated the operational requirements of the business, future tax risk and potential forecast scenarios and considered that the US-based master distributor structure effectively balances business objectives and tax risks inherent in any reorganisation.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

12.	LOSS PER SHARE

	2016	2015
	US cents	US cents
	per share	per share
Basic loss per share	(16.8)	(36.0)
Diluted loss per share	(16.8)	(36.0)

Basic loss per share

The loss and weighted average number of ordinary shares used in the calculation of basic loss per share are as follows:

	2016	2015
	US$'000	US$'000
Loss used in the calculation of basic EPS	(156,839)	(326,277)

	2016	2015
	’000	’000
Weighted average number of ordinary shares for the purposes of basic loss per share	935,553	905,490

Diluted loss per share

The loss used in the calculation of diluted loss per share are as follows:

	2016	2015
	US$'000	US$'000
Loss used in the calculation of diluted EPS	(156,839)	(326,277)

	2016	2015
	’000	’000
Weighted average number of ordinary shares used in the calculation of diluted EPS	935,553	905,490

The following potential shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share.

	2016	2015
	’000	’000
Shares deemed to be issued for no consideration in respect of LTIP share rights	16,596	6,617

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

13.	TRADE AND OTHER RECEIVABLES

Trade receivables are recorded at amortised cost. The Company reviews collectability of trade receivables on an ongoing basis and provides allowances for credit losses when there is evidence that trade receivables may not be collectible. These losses are recognised in the income statement within operating expenses. When a trade receivable is determined to be uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are recorded in other income in profit or loss.

	2016	2015
	US$'000	US$'000
Trade receivables	94,220	96,771
Allowance for doubtful accounts	(1,278)	(2,482)
Goods and services tax receivable	13,194	13,997
Other receivables	1,762	1,769
	107,898	110,055

The ageing of trade receivables is detailed below:

	2016	2015
	US$'000	US$'000
Current	68,591	69,364
Past due 0 - 30 days	14,682	15,577
Past due 31 - 60 days	4,134	4,134
Past due 61 - 90 days	3,259	3,952
Past due 90 days	3,554	3,744
	94,220	96,771

The average credit period on sales of goods is 53 days as at 31 December 2016, and 31 December 2015. No interest is charged on trade receivables.

The Company’s policy requires customers to pay the Company in accordance with agreed payment terms. The Company’s settlement terms are generally 30 to 60 days from date of invoice. All credit and recovery risk associated with trade receivables has been provided for in the statement of financial position. Trade receivables have been aged according to their original due date in the above ageing analysis.

Credit risk management

The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, when appropriate, as a means of mitigating the risk of financial loss from defaults.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on accounts receivable. The Company holds security for a number of trade receivables in the form of letters of credit, deposits, and advanced payments.

The Company does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. No derivative financial instruments were entered into during 2016 or 2015.

14.	INVENTORIES

Inventories are measured at the lower of cost or net realisable value. The cost of most inventories is based on a standard cost method, which approximates actual cost on a first-in first-out basis, and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overhead expenses (including depreciation) based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Allowances are recorded for inventory considered to be excess or obsolete and damaged items are written down to the net realisable value. Due to the decline in the demand for products, and consumables used in our Global Drilling Services business, and the high inventory balances across the group and the speed at which inventory is turning in the current market, significant judgment is required in determining net realisable value of inventory.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

14.	INVENTORIES (CONTINUED)

	2016	2015
	US$'000	US$'000
Raw materials	25,726	33,987
Work in progress	3,364	3,717
Finished products	135,930	128,554
	165,020	166,258

The Company did not record any additional provisions against inventory for the year ended 31 December 2016 but recorded an additional provision of $34.5 million for the year ended 31 December 2015. Obsolescence provisions were $36.9 million and $111.2 million as at 31 December 2016 and 2015, respectively.

15.	FINANCIAL RISK MANAGEMENT

Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balances.

The capital structure of the Company consists of debt, which includes the loans and borrowings disclosed in Note 21, cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued capital, reserves, and accumulated losses/retained earnings.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed throughout these notes.

Of the outstanding loans and borrowings, Centerbridge Partners, L.P. accounted for $190.0 million of Term Loans outstanding and accreted interest of $53.8 million. There are no significant concentrations of credit risk. The carrying amount reflected above represents the Company’s maximum exposure to credit risk for trade and other receivables.

Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss is not recognised directly for trade receivables because the carrying amount is reduced through the use of an allowance account.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Financial risk management objectives

The Company’s corporate treasury function provides services to the business, coordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The Company seeks to minimise the effects of these risks, where deemed appropriate, by using derivative financial instruments and other non-derivative strategies to manage these risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board, which provide written principles on foreign exchange risk and interest rate risk. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Company seeks to minimise the effects of these risks, where deemed appropriate, by using derivative financial instruments and other non-derivative strategies to manage these risk exposures to interest rate and foreign currency risk, including:

•	foreign exchange forward contracts to hedge the exchange rate risk arising from transactions not recorded in an entity’s functional currency,
•	interest rate swaps to mitigate the risk of rising interest rates; and
•	other non-derivative strategies.

The Company did not utilise any derivative instruments during the years ended 31 December 2016 or 2015.

Foreign currency risk management

Company subsidiaries undertake certain transactions denominated in currencies other than their functional currency, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters, which may include utilising forward foreign exchange contracts as well as options in addition to non-derivative strategies.

The most significant carrying amounts of monetary assets and monetary liabilities (which include intercompany balances with other subsidiaries) that: (1) are denominated in currencies other than the functional currency of the respective Company subsidiary; and (2) cause foreign exchange rate exposure, at 31 December are as follows:

	Assets		Liabilities
	2016	2015	2016	2015
	US$'000	US$'000	US$'000	US$'000
Australian Dollar	310,407	412,346	117,848	26,491
Canadian Dollar	1,032	1,429	43,048	58,518
Euro	23,218	9,380	114,206	109,413
US Dollar	167,783	159,249	593,271	591,635

Foreign currency sensitivity

The Company is mainly exposed to exchange rate fluctuations in the Australian Dollar (AUD), Canadian Dollar (CAD) Euro (EUR) and United States Dollar (USD). The Company is also exposed to translation differences as the Company’s presentation currency is different from the functional currencies of various subsidiaries. However, this represents a translation risk rather than a financial risk and consequently is not included in the following sensitivity analysis.

The following tables reflect the Company’s sensitivity to a 10% change in the exchange rate of each of the currencies listed above. This sensitivity analysis includes only outstanding monetary items denominated in currencies other than the respective subsidiaries’ functional currencies and remeasures these at the respective year end to reflect a 10% decrease in the indicated currency against the respective subsidiaries’ functional currencies. A positive number indicates an increase in net profit and/or net assets.

	10% decrease in AUD		10% decrease in CAD
	2016	2015	2016	2015
	US$'000	US$'000	US$'000	US$'000
Net profit	(2,965)	(2,181)	1,616	2,329
Net assets	(19,538)	(37,069)	3,835	4,308

	10% decrease in EUR		10% decrease in USD
	2016	2015	2016	2015
	US$'000	US$'000	US$'000	US$'000
Net profit	1,753	5,810	8,120	6,913
Net assets	5,566	8,801	38,681	39,308

In management’s opinion, the sensitivity analysis is not fully representative of the inherent foreign exchange risk as the year-end exposure may not reflect the exposure during the course of the year.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Forward foreign exchange contracts

There were no open forward foreign currency contracts as at 31 December 2016 or 2015.

Interest rate risk management

The Company is not currently exposed to interest rate risk as entities within the Company borrow funds at fixed interest rates.

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Company’s Treasurer and Board.

The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Liquidity risk

The following tables reflect the expected maturities of non-derivative financial liabilities as at 31 December 2016 and 2015. These are based on the undiscounted expected cash flows of financial liabilities based on the maturity profile per the loan agreement. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount on the balance sheet.

	Weighted average effective interest rate %	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1-5 years US$'000	5+ years US$'000	Adjust- ment US$'000	Total US$'000
31 December 2016
Non-interest bearing payables	-	91,064	35,525	-	-	-	-	126,589
Variable interest rate instruments	4.2%	61	122	548	19,328	-	(2,493)	17,566
Fixed interest rate instruments	9.5%	-	-	39,380	913,994	-	(230,595)	722,779
Financial Lease	4.7%	10	24	106	495	-	-	635
		91,135	35,671	40,034	933,817	-	(233,088)	867,569

31 December 2015
Non-interest bearing payables	-	119,883	25,158	-	-	-	-	145,041
Fixed interest rate instruments	9.4%	-	-	39,380	481,134	482,181	(305,334)	697,361
Financial Lease	4.7%	-	-	13	38	206	-	257
		119,883	25,158	39,393	481,172	482,387	(305,334)	842,659

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Liquidity risk (continued)

The following tables reflect the expected maturities of non-derivative financial assets. These are based on the undiscounted expected cash flows of the financial assets.

	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	Total US$'000
2016
Non-interest bearing receivables	52,830	40,503	14,565	107,898
Cash	59,343	-	-	59,343
	112,173	40,503	14,565	167,241
2015
Non-interest bearing receivables	53,563	41,065	15,427	110,055
Cash	113,357	-	-	113,357
	166,920	41,065	15,427	223,412

The liquidity risk tables are based on the Company’s intent to collect the assets or settle the liabilities in accordance with the contractual terms.

Fair value of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

•	Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements.
•	The fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.
•	The fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analyses using prices from observable current market transactions.
•	The fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analyses using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

Management considers that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements materially approximate their fair values, except for the Company’s senior secured notes that are trading below their carrying value.

16.	ASSETS CLASSIFIED AS HELD FOR SALE

Based on current market conditions and future outlook, the Company has classified certain property, plant and equipment assets in the amount of $5.9 million as held for sale as at 31 December 2016. These assets consist primarily of excess rigs and ancillary equipment. The opportunity for a gain by the disposition of these targeted assets allows the Company to rationalise its assets, raise capital and eliminate ongoing costs associated with maintaining these assets. These initiatives are expected to continue through 2017.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

17.	PROPERTY, PLANT AND EQUIPMENT

The Company’s assets are held in various differing geographical, political and physical environments across the world, therefore, the estimation of useful lives of assets is an area of significant judgment. Our current estimate has been based on historical experience. In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset, including the costs of materials and direct labour and other costs directly attributable to bringing the asset to a working condition for the intended use. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets.

Subsequent costs related to previously capitalised assets are capitalised only when it is probable that they will result in commensurate future economic benefit and the costs can be reliably measured. All other costs, including repairs and maintenance, are recognised in profit or loss as incurred.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease terms or their useful lives. Items in the course of construction or not yet in service are not depreciated.

The following useful lives are used in the calculation of depreciation:

Buildings	20-40	years
Plant and machinery	5-10	years
Drilling rigs	5-12	years
Other drilling equipment	1-5	years
Office equipment	5-10	years
Computer equipment:
Hardware	3-5	years
Software	1-7	years

Depreciation methods, useful lives and residual values are reassessed at each reporting date.

Leased assets

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards incidental to ownership of the leased assets to the Company. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Finance lease payments are apportioned between finance charges and reductions of the lease obligations so as to achieve a constant rate of interest on the remaining balance of the liability. Finance leased assets are amortised on a straight-line basis over the shorter of the lease terms or the estimated useful lives of the assets.

Operating lease payments are recognised as expenses on a straight-line basis over the lease terms.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

17.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Land and	Plant and	Construction
	Buildings	Equipment	in Progress	Total
	US$'000	US$'000	US$'000	US$'000
Balance at 1 January 2015	65,811	831,615	25,184	922,610
Additions	442	202	17,748	18,392
Disposal	(1,279)	(82,437)	-	(83,716)
Transfer to/from CIP	777	29,854	(30,631)	-
Transfer from intangible assets	-	5,711	326	6,037
Currency movements	(4,121)	(73,823)	(1,462)	(79,406)
Balance at 1 January 2016	61,630	711,122	11,165	783,917
Additions	40	962	16,542	17,544
Disposal	(12,814)	(81,565)	-	(94,379)
Transfers to assets held for sale	-	(29,529)	-	(29,529)
Transfer from CIP	59	16,531	(16,590)	-
Transfer to intangible assets	-	-	(1,536)	(1,536)
Currency movements	(1,571)	(8,853)	(8)	(10,432)
Balance at 31 December 2016	47,344	608,668	9,573	665,585

Accumulated depreciation and impairment:
Balance at 1 January 2015	(21,969)	(621,335)	-	(643,304)
Depreciation	(2,376)	(63,851)	-	(66,227)
Impairment	-	(36,806)	-	(36,806)
Disposal	1,230	81,387	-	82,617
Currency movements	2,133	54,145	-	56,278
Balance at 1 January 2016	(20,982)	(586,460)	-	(607,442)
Depreciation	(2,106)	(46,452)	-	(48,558)
Reversal of/(impairment of)	167	(1,045)	-	(878)
Disposal	8,116	73,660	-	81,776
Transfer to held for sale	-	23,606	-	23,606
Currency movements	(338)	13,909	-	13,571
Balance at 31 December 2016	(15,143)	(522,782)	-	(537,925)

Net book value at 31 December 2015	40,648	124,662	11,165	176,475
Net book value at 31 December 2016	32,201	85,886	9,573	127,660

Property, plant and equipment is reviewed at each reporting date to determine whether there is any indication of impairment. Due to the decline in demand for our drilling services and low rig utilisation rates, the Company reviewed specific assets for impairment. As a result of this exercise, the Company recorded an impairment loss at 31 December 2016 and 31 December 2015 of $878 thousand and $1.3 million respectively on property, plant and equipment. The Company also assesses the recoverability of its assets across CGU’s. As a result of this process, the Company recorded no additional impairment losses at 31 December 31 2016 and $35.5 million at 31 December 2015. See Note 18 for details of other assumptions used as part of this impairment testing.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

18.	GOODWILL AND OTHER ASSET IMPAIRMENT CONSIDERATIONS

Goodwill resulting from business combinations is recognised as an asset at the date that control is acquired. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the previously held equity interest in the acquiree (if any) over the net amounts of the identifiable assets acquired and the liabilities assumed.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units expected to benefit from the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the carrying value of the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Upon disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill, intangible assets and property, plant and equipment

The Company determines whether goodwill is impaired on an annual basis and assesses impairment of all other assets at each reporting date by evaluating whether indicators of impairment exist. This evaluation includes consideration of the market conditions specific to the industry in which the group operates, the decline in demand for our drilling services and low rig utilisation rates, the political environment in countries in which the group operates, technological changes, expectations in relation to future cash flows and the Company’s market capitalisation. Where an indication of impairment exists the recoverable amount of the asset is determined. Recoverable amount is the greater of fair value less costs to sell and value in use. Impairment is considered for individual assets, or cash generating units (CGU). Judgments are made in determining appropriate cash generating units. When considering whether impairments exist at a CGU, the Company uses the value in use methodology.

The value in use calculation requires the Company to estimate the future cash flows expected to arise from a cash-generating unit and a suitable discount rate in order to calculate present value. These estimates are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.

See below for details relating to expenses arising as a result of the impairment process and a description of the key assumptions made.

US$'000
Gross carrying amount:
Balance at 1 January 2015	102,471
Currency movements	(2,813)
Balance at 31 December 2015	99,658

Balance at 1 January 2016	99,658
Currency movements	378
Balance at 31 December 2016	100,036

Goodwill by cash-generating units

For purposes of impairment testing, goodwill is included in cash-generating units that are significant individually or in aggregate. The carrying amount of goodwill of $100.0 million as at 31 December 2016 and $99.7 million as at 31 December 2015 was in the North America Drilling Services CGU.

The carrying amount of goodwill is tested for impairment annually at 31 October and whenever there is an indicator that the asset may be impaired. If goodwill is impaired, it is written down to its recoverable amount. Due to potential indicators of impairment at both the 30 June 2016 and 31 December 2016 reporting periods, the company performed impairment testing at those dates.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

18.	GOODWILL AND OTHER ASSET IMPAIRMENT CONSIDERATIONS (CONTINUED)

Goodwill impairment by cash-generating units

Goodwill and intangible assets in the EMEA, Latin America and Asia Pacific Drilling Services CGUs have been fully impaired. For the cash-generating units with remaining goodwill and intangible assets, being the North America Drilling Services CGU, the Company performed a goodwill impairment test at 31 December 2016 and the recoverable amount for the North America Drilling Services CGU exceeded the goodwill carrying amount. Consequently, no goodwill impairments were recorded for the year ended 31 December 2016.

Impairment Process

In performing its impairment analysis the Company takes the following approach:

•	Assets are first considered individually to determine whether there is any impairment related to specific assets due to factors such as technical obsolescence, declining market value, physical condition or saleability within a reasonable timeframe.

•	The Company also assesses the recoverability of its assets collectively across CGUs, where assets are not fully covered by the individual analysis above. In assessing the appropriate CGUs to test the Company takes the following approach:

o	Whilst not operating its full asset pool on an individual country basis, where goodwill exists the Company assesses the recoverability of goodwill within the region in which the original acquisition generating the goodwill was incurred;

o	For the Global Drilling Services segment, as the Company operates the business on a regional basis and the primary assets being rigs and associated equipment and inventory, are considered to be mobile between countries within a region, the Company assesses for impairment at a regional CGU level.

As a result of the impairment process set out above, the Company recorded an impairment charge of $279 thousand as at 31 December 2016 (2015: $36.8 million impairment charge for property, plant and equipment).

Key assumptions

Certain key assumptions are used for CGU impairment testing and are described below.

In its impairment assessment, the Company calculates the recoverable amounts based on value-in-use calculations. Cash flow projections are based on the Company’s expected performance over a nine-year period, which approximates the length of a typical mining business cycle based on historical industry experience, with a terminal value. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. The post-tax discount rate is applied to post tax cash flows that include an allowance for tax based on the respective jurisdictions’ tax rate. No allowance is made for existing timing differences or carry-forward losses.

This method is used to approximate the requirement of the accounting standards to apply a pre-tax discount rate to pre-tax cash flows as the Company determined it was not feasible to calculate a stand-alone pre-tax discount rate.

As noted above cash flow projections are based on the Company’s expected performance over a nine-year period, which approximates the length of a typical mining business cycle based on historical industry experience, with a terminal value. Central to the approach adopted is the assumption that the mining industry will continue to follow its historical trend of cycles and that we are currently at or near the bottom of the current cycle.

In considering the appropriateness of the assumptions used in the value in use analysis, the Company has considered the fact that the implied enterprise value implicit in its market capitalisation is below its internal models. This factor is one of many indicators of impairment that the Company has considered.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

18.	GOODWILL AND OTHER ASSET IMPAIRMENT CONSIDERATIONS (CONTINUED)

Revenue - Global Drilling Services

In determining the growth rates applied to revenue through the mining cycle, we have had regard to the following:

•	Average revenue growth over previous mining cycles, with revenue in the forecast period and terminal year based on the average actual revenue in the last five years.
•	Rates of inflation in the countries where the Company does business (sourced from Bloomberg and Damodaran).
•	Price and volume expectations over the forecast period.

Revenue - Global Products

Revenue for the Global Products CGU (manufacturing facilities) has been determined based on current production levels with revenue assumed to grow at 5% each year in the forecast period.

Expenses

In determining gross margin and SG&A expenses management has used historical performance trends, overlaying the impacts of recent programs and other initiatives already taken within the business to reduce costs.

Working capital and capital expenditure

Working capital and capital expenditure assumptions are assumed to be in line with historic trends given the level of utilisation and operating activity.

Discount rate and terminal growth rate

A global discount rate of 11.5% is used and adjusted on a case-by-case basis for regional variations in the required equity rate of return. Based on information published by Bloomberg, the adjusted post-tax discount rates ranged from 10.5% to 27.1%, as shown in the table below. The terminal growth rate does not exceed the long-term average growth rate for the industry.

	Post-Tax
	Discount	Growth
	Rate	Rate
Global	11.5%	3.0%
North America	10.5%	2.2%
Asia Pacific	12.1%	2.8%
Latin America	12.8%	7.8%
EMEA	27.1%	7.2%

As part of our impairment analysis we have considered a number of different scenarios that consider the impact on the value-in-use calculations if key assumptions were to vary from those used in the calculations. Whilst a number of our scenarios did not show any impairment, if revenue and gross margins for each region and manufacturing facility do not improve as forecast in our impairment analysis due to lower than expected price and volume recovery(1) and the Company is unable to adjust its cost structure, there would be impairments as follows:

US$'000
North America	15,168
Asia Pacific	16,890
Latin America	12,001
Plants	9,697

(1)	For the purposes of our sensitivity analysis, we have assumed that revenue is on average 3.0% lower than forecast and gross margin is on average 5.0% lower than forecast.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

19.	OTHER INTANGIBLE ASSETS

Trademarks and trade names

Trademarks and trade names recognised by the Company that are considered to have indefinite useful lives are not amortised. Each period, the useful life of each of these assets is reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset. Trademarks and trade names that are considered to have a finite useful life are carried at cost less accumulated amortisation and accumulated impairment losses and have an average useful life of three years. Such assets are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset might be impaired.

Contractual customer relationships

Contractual customer relationships acquired in business combinations are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be reliably measured. Contractual customer relationships have finite useful lives and are carried at cost less accumulated amortisation and accumulated impairment losses.

Contractual customer relationships are amortised over 10-15 years on a straight-line basis. Amortisation methods and useful lives are reassessed at each reporting date.

Patents

Patents are measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight-line basis over estimated useful lives of 10 - 20 years. Amortisation methods and useful lives are reassessed at each reporting date.

Research and development costs

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognised in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Capitalised costs include the cost of materials, direct labour and overhead costs directly attributable to preparing the asset for its intended use. Other development costs are expensed when incurred.

Capitalised development costs are measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over the estimated useful lives, which on average is 15 years.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

19.	OTHER INTANGIBLE ASSETS (CONTINUED)

			Customer
			relationships		Development
	Trademarks	Patents	and other	Software	assets	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Gross carrying amount:
Balance at 1 January 2015	4,224	5,724	50,078	87,307	49,622	196,955
Additions	29	1,186	-	87	659	1,961
Disposals	-	(660)	-	-	(70)	(730)
Transfer to PP&E	-	-	-	-	(6,037)	(6,037)
Currency movements	-	-	(3,403)	77	(234)	(3,560)
Balance at 31 December 2015	4,253	6,250	46,675	87,471	43,940	188,589

Balance at 1 January 2016	4,253	6,250	46,675	87,471	43,940	188,589
Additions	40	891	-	1,626	362	2,919
Disposals	-	(4)	-	(5)	(164)	(173)
Transfer from PP&E	-	-	-	-	1,536	1,536
Currency movements	-	-	(146)	19	71	(56)
Balance at 31 December 2016	4,293	7,137	46,529	89,111	45,745	192,815

Accumulated amortisation:
Balance at 1 January 2015	(1,270)	(737)	(39,176)	(51,544)	(26,960)	(119,687)
Amortisation for the period	-	(378)	(1,634)	(14,632)	(1,040)	(17,684)
Disposals	-	661	-	-	-	661
Impairment for the period	-	(571)	-	-	-	(571)
Currency movements	-	-	3,105	(8)	(1)	3,096
Balance at 31 December 2015	(1,270)	(1,025)	(37,705)	(66,184)	(28,001)	(134,185)

Balance at 1 January 2016	(1,270)	(1,025)	(37,705)	(66,184)	(28,001)	(134,185)
Amortisation for the period	-	(488)	(1,609)	(10,653)	(1,162)	(13,912)
Disposals	-	-	-	-	143	143
Impairment for the period	-	-	-	-	(1,170)	(1,170)
Currency movements	-	-	238	(9)	-	229
Balance at 31 December 2016	(1,270)	(1,513)	(39,076)	(76,846)	(30,190)	(148,895)

Net book value at 31 December 2015	2,983	5,225	8,970	21,287	15,939	54,404
Net book value at 31 December 2016	3,023	5,624	7,453	12,265	15,555	43,920

Other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. As a result of the Company’s review of specific intangible assets, an impairment of $1.2 million was recorded at 31 December 2016. Based upon the impairment analysis performed at 31 December 2015 the Company recognised an intangible asset impairment loss of $571 thousand due to the most recent financial performance of various cash-generating units as well as the expected financial performance of the business at that time. In its impairment assessment, the Company assumes the recoverable amount based on a value-in-use calculation. Cash flow projections are based on the Company’s three-year strategic plan and financial forecasts over a nine-year period, which approximates the length of a typical business cycle based on historical industry experience, with a terminal value. See Note 18 for details of other assumptions used as part of this impairment testing.

The Company has reassessed the carrying value of certain development assets relating to its Global Products business. The 31 December 2016 review did not lead to an impairment for that period.

The Company recognised $1.1 million of research and development expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2016 (2015: $7.8 million).

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

20.	TRADE AND OTHER PAYABLES

Trade payables and other payables are carried at amortised cost. They represent unsecured liabilities for goods and services provided to the Company prior to the end of the financial period that are unpaid and arise when the Company becomes obligated to make future payments.

	2016	2015
	US$'000	US$'000
Current
Trade payables	55,082	59,475
Accrued payroll and benefits	24,000	30,383
Accrued recapitalision costs	4,150	-
Goods and services tax payable	1 1,128	15,452
Accrued interest	10,036	10,106
Accrued legal and environmental	1,866	5,988
Professional fees	7,351	5,507
Accrued drilling costs	2,798	3,211
Other sundry payables and accruals	10,178	14,919
	126,589	145,041

The average credit period on purchases of certain goods is 37 days (2015: 31 days). No interest is charged on the trade payables for this period. Thereafter, various percentages of interest may be charged on the outstanding balance based on the terms of the specific contracts. The Company has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (“GST”), except:

•	where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
•	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

21.	LOANS AND BORROWINGS

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. Debt issuance costs are amortised using the effective interest rate method over the life of the borrowing. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

	2016	2015
Unsecured - at amortised cost	US$'000	US$'000
Non-current
Senior notes	284,000	284,000
Debt issuance costs	(2,473)	(3,055)

Secured - at amortised cost
Current
Finance lease liabilities	140	51

Non-current
Senior notes	195,000	195,000
Term loans	190,000	190,000
Accreted interest	53,779	28,361
Revolver bank loans	17,566	-
Debt issuance costs	(3,380)	(4,780)
Finance lease liabilities	495	206
	735,127	689,783

Disclosed in the financial statements as:

Current borrowings	140	51
Non-current borrowings	734,987	689,732
	735,127	689,783
A summary of the maturity of the Company's borrowings is as follows:
Less than 1 year	140	51
Between 1 and 2 years	328,576	51
Between 2 and 3 years	156	314,494
Between 3 and 4 years	128,068	51
More than 4 years	284,040	382,971
	740,980	697,618
Debt issuance costs	(5,853)	(7,835)
	735,127	689,783

Notes to the Consolidated Financial Statements
For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

21.	LOANS AND BORROWINGS (CONTINUED)

Senior notes

Senior Unsecured Notes

The Company has $284.0 million of senior unsecured notes outstanding at 31 December 2016 and 31 December 2015. These notes carry an interest rate of 7% with a scheduled maturity date of 1 April 2021. The Company may redeem all or a portion of the notes prior to maturity subject to certain conditions, including in certain cases the payment of premiums or make-whole amounts.

Senior Secured Notes

The Company has $195.0 million of senior secured notes outstanding at 31 December 2016 and 2015. These notes carry an interest rate of 10% with a scheduled maturity date of 1 October 2018. The Company may redeem all or a portion of the notes prior to maturity subject to certain conditions, including in certain cases the payment of premiums or make-whole amounts.

Bank Credit Facility

The Company has an asset-based, revolving bank credit facility (the “ABL”) that provides up to $40.0 million of capacity for loans or other purposes such as letters of credit. As at 31 December 2016 there was $17.6 million outstanding under this facility. In addition, there were outstanding letters of credit totalling $11.9 million that reduced the amount available to draw under the ABL commitments. As at 31 December 2015 there was no drawdown under this facility; however, there were outstanding letters of credit totalling $11.4 million that reduced the amounts available to draw under the ABL commitments. Interest rates on usage/drawings (we pay this on letters of credit which are not “borrowings”) are based on a base rate plus an applicable margin. The base rate is generally based on 30-day USD LIBOR, while the margin is determined based on the Company’s leverage according to a pricing grid. As at 31 December 2016 the applicable margin was 3.5% for LIBOR-based loans.

The ABL facility is secured by a first lien on the accounts receivable, inventories, deposit accounts and cash (“Working Capital Assets”) of the ABL borrower and guarantors and a third lien on substantially all of the other tangible and intangible assets (“Non-Working Capital Assets”) of the ABL borrower and guarantors, including equipment, intellectual property and the capital stock of subsidiaries (but excluding real property). Provisions in the facility currently restrict availability by $5.0 million until the Company maintains an unadjusted fixed charge coverage ratio of at least 1.0:1.0 for four consecutive quarters. Provisions also require that $5.0 million of cash be held in a restricted bank account with the lender until the Company maintains an unadjusted fixed charge coverage ratio of at least 1.0:1.0 for two consecutive quarters, at which time the restricted cash shall be released. Following release of the restricted cash, but only to the extent that less than $7.5 million of excess availability exists under the facility, the facility triggers a requirement to maintain an unadjusted fixed charge coverage ratio of not less than 1.1:1.0. Scheduled maturity is the earliest of (i) 90 days prior to maturity of senior secured notes (or any Indebtedness refinancing the security) (ii) 90 days prior to maturity of Tranche A of the Term Loan (or any Indebtedness refinancing the security) (iii) 90 days prior to maturity of Tranche B of the Term Loan (or any Indebtedness refinancing the maturity of the security) and (iv) 29 May 2020. Guarantors for the term loans are Boart Longyear Limited, Boart Longyear Canada, Boart Longyear Australia Pty Ltd, and Boart Longyear Company with the Issuer being Boart Longyear Management Pty Ltd.

Term Loans

The Company has a term loan facility which is structured as Tranche A and Tranche B loans. The term loan has an interest rate of 12% per annum, which would be reduced to 11 % per annum if the Company’s trailing 12 month adjusted EBITDA is greater than $200.0 million. The term loan tranches are structured to accrete interest, which is payable to the term loan lender, Centerbridge Partners, L.P., a related party, and which is guaranteed by an unrestricted subsidiary funded with intangible assets not to exceed $44.0 million.

Tranche A

Upon obtaining the ABL revolving credit facility on 1 June 2015, $35.0 million of Tranche A was repaid resulting in an outstanding principal balance of $85.0 million as at 31 December 2016. This tranche contains a maturity of 22 October 2020 and is non-callable for the first 4 years. It is secured by a first lien on the Working Capital Assets of the Term Loan A guarantors that are not ABL guarantors, a second lien on the Working Capital assets of the Term Loan A issuer and the Term Loan A guarantors that are also ABL guarantors, and a second lien on substantially all of the Non-Working Capital Assets of the Term Loan A issuer and guarantors, including equipment, intellectual property, the capital stock of subsidiaries and certain owned real property.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

21.	LOANS AND BORROWINGS (CONTINUED)

Tranche B

As at 31 December 2016 the amount outstanding under Tranche B was $105.0 million. This tranche contains a maturity of 1 October, 2018 and is non-callable for the life of the loan. It is secured by a second lien on the Working Capital Assets of the Term Loan B and 10% Secured Notes guarantors that are not ABL guarantors, a third lien on the Working Capital Assets of the Term Loan B and 10% Secured Notes issuer and the Term Loan B and 10% Secured Notes guarantors that are also ABL guarantors, and a first lien on substantially all of the Non-Working Capital Assets of the Term Loan B and 10% Secured Notes issuer and guarantors, including equipment, intellectual property, the capital stock of subsidiaries and certain owned real property.

Covenants and other material items – bank credit facility and senior notes

The Company’s ABL term loans do not require maintenance or testing of financial covenant ratios.

With respect to the senior notes issued by the Company, the indenture governing those senior notes includes covenants that restrict the Company’s ability to engage in certain activities, including incurring additional indebtedness and making certain restricted payments as well as a limitation on the amount of secured debt the Company may incur. The senior notes contain certain provisions that provide the note holders with the ability to declare a default, and accelerate the notes, should a default occur under either of the Term Loans that results in acceleration of such Term Loans. The senior notes do not require maintenance or testing of financial covenant ratios.

The Company’s ABL includes a covenant that is triggered following release of the restricted cash, but only to the extent that less than $7.5 million of excess availability exists under the facility. If triggered, the Company is required to maintain an unadjusted fixed charge coverage ratio of not less than 1.1:1.0.

As at 31 December 2016 the Company was in compliance will all of its debt covenants.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

21.	LOANS AND BORROWINGS (CONTINUED)

Covenants and other material items – bank credit facility and senior notes (continued)

Further details around the Issuer/Borrower and Guarantors of the Company’s debt instruments are included below:

Description	Issuer/Borrower	Guarantors

Senior Secured Notes	Boart Longyear Management Pty Limited	Australia: Boart Longyear Australia Pty Limited, Boart Longyear Limited and Votraint No. 1609 Pty Limited

Canada: Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd. And Longyear Canada ULC

Chile: Boart Longyear Chile Limitada and Boart Longyear Commercializadora Limitada

Peru: Boart Longyear S.A.C.

Switzerland: Boart Longyear Suisse Sari

United States: Boart Longyear Company, Boart Longyear Manufacturing and Distribution Inc., Longyear Holdings, Inc. and Longyear TM, Inc.

Term Loan – tranche B1	Same as Senior Secured Notes	Same as Term Loan tranche A

ABL	Same as Senior Secured Notes	Australia: Boart Longyear Australia Pty Limited, Boart Longyear Limited

Canada: Boart Longyear Canada

United States: Boart Longyear Company

Term Loan – tranche A1	Same as Senior Secured Notes	Australia: Boart Longyear Australia Pty Limited, Boart Longyear Limited and Votraint No. 1609 Pty Limited

Canada: Boart Longyear Canada, Boart Longyear Manufacturing Canada Ltd. And Longyear Canada ULC

Chile: Boart Longyear Chile Limitada and Boart Longyear Commercializadora Limitada

Peru: Boart Longyear S.A.C.

Switzerland: Boart Longyear Suisse Sari

United States: Boart Longyear Company, Boart Longyear Manufacturing USA, Inc.,Longyear Holdings, Inc., BLY IP Inc. and Longyear TM, Inc.

Senior Unsecured Notes	Same as Senior Secured Notes	Same as Senior Secured Notes

(1)	The Company entered into a $20 million credit facility with Centerbridge Partners L.P. in January 2017, subsequent to the date of the financial statements. The Company and Centerbridge also modified certain terms of Term Loans A and B. See additional disclosure in Note 33.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

22.	PROVISIONS

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Employee benefits

Liabilities for employee benefits for wages, salaries, annual leave, long service leave, and sick leave represent present obligations resulting from employees’ services provided and are calculated at discounted amounts based on rates that the Company expects to pay as at reporting date, including costs such as workers’ compensation insurance and payroll tax, when it is probable that settlement will be required and they are capable of being reliably measured.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

Non-accumulating non-monetary benefits, such as medical care, housing, cars and free or subsidised goods and services, are expensed based on the net marginal cost to the Company as the benefits are provided to the employees.

Provisions are recognised for amounts expected to be paid under short-term cash bonus or profit-sharing plans if the Company has present legal or constructive obligations to pay these amounts as a result of past service provided by employees and the obligations can be reliably estimated.

Warranties

The Company maintains warranty reserves for products it manufactures. A provision is recognised when the following conditions are met: 1) the Company has an obligation as a result of an implied or contractual warranty; 2) it is probable that an outflow of resources will be required to settle the warranty claims; and 3) the amount of the claims can be reliably estimated.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

The following table reflects the provision balances:

	2016	2015
	US$’000	US$’000
Current
Employee benefits	9,935	13,868
Restructuring and termination costs	590	3,403
Warranty	885	319
Onerous leases	1,604	1,928
	13,014	19,518
Non-current
Employee benefits	1,559	2,040
Pension and post-retirement benefits (Note 23)	22,435	21,315
Onerous leases	1,947	1,617
	25,941	24,972
	38,955	44,490

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

23.	PENSION AND POST-RETIREMENT BENEFITS

Defined contribution pension plans and post-retirement benefits

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The amount recognised as an expense in profit or loss in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the statement of financial position.

Defined contribution plans

Pension costs represent actual contributions paid or payable by the Company to the various plans. At 31 December 2016, and 2015, there were no significant outstanding/prepaid contributions. Company contributions to these plans were $6.5 million and $7.7 million for the years ended 31 December 2016 and 2015, respectively.

The assets of the defined contribution plans are held separately in independently administered funds. The charge in respect of these plans is calculated on the basis of contributions payable by the Company during the fiscal year.

Defined Benefit Pension Plans

The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any fund assets is deducted.

The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s defined benefit obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

The Company provides defined contribution and defined benefit pension plans for the majority of its employees. It also provides post-retirement medical arrangements in North America.

The Company’s accounting policy for defined benefit pension plans requires management to make annual estimates and assumptions about future returns on classes of assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity.

Full actuarial valuations of the defined benefit pension plans were performed as at various dates and updated to 31 December 2016 by qualified independent actuaries. The estimated market value of the assets of the funded pension plans was $185.5 million and $180.5 million at 31 December 2016, and 2015, respectively. The market value of assets was used to determine the funding level of the plans. The market value of the assets of the funded plans was sufficient to cover 90% in 2016 and 2015, of the benefits that had accrued to participants after allowing for expected increases in future earnings and pensions. Entities within the Company are paying contributions as required by statutory requirements and in accordance with local actuarial advice.

The majority of the defined benefit pension plans are funded in accordance with minimum funding requirements by local regulators. The assets of these plans are held separately from those of the Company, in independently administered funds, in accordance with statutory requirements or local practice throughout the world.

The majority of the defined benefit pension plans are closed to new participants. Under the projected unit credit method, service cost will increase as the participant ages until retirement when it goes to zero. In addition, changes to the discount rate can increase or decrease service cost.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

23.	PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

Defined Benefit Pension Plans (Continued)

Company contributions to these plans were $6.8 million and $7.0 million during the years ended 31 December 2016 and 2015, respectively. Contributions in 2017 are expected to be $10.1 million.

The principal assumptions used to determine the actuarial present value of benefit obligations and pension costs are detailed below (shown in weighted averages):

	2016		2015
	North		North
	America	Europe	America	Europe
Discount rates	4.0%	1.4%	4.3%	2.2%

Expected Average Rate Increases:
Salaries	3.5%	3.0%	3.5%	3.5%
Pensions in payment	-	1.5%	-	1.6%
Healthcare costs (initial)	5.0%	-	5.0%	-
Healthcare costs (ultimate)	5.0%	-	5.0%	-

Amounts recognised in profit or loss in respect of these defined benefit plans are as follows:

	2016			2015
		Post-			Post-
	Pension	retirement		Pension	retirement
	Plan	medical Plan	Total	Plan	medical Plan	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Current service cost	1,173	-	1,173	1,372	-	1,372
Net interest expense	669	13	682	1,006	15	1,021
Past service cost	(518)	-	(518)	(49)	-	(49)
Total charge to profit and loss account	1,324	13	1,337	2,329	15	2,344

For the financial years ended 31 December 2016 and 2015, charges of approximately $1.1 million and $1.8 million, respectively, have been included in cost of goods sold and the remainder in general and administrative or sales and marketing expenses.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

23.	PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

Changes in the present value of the defined benefit obligations were as follows:

	2016			2015
		Post-			Post-
	Pension	retirement		Pension	retirement
	Plan	Medical Plan	Total	Plan	Medical Plan	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Opening defined benefit obligation	201,488	356	201,844	238,258	476	238,734
Current service cost	1,173	-	1,173	1,372	-	1,372
Interest cost	7,049	13	7,062	7,115	15	7,130
Actuarial gains arising from demographic assumptions	(802)	-	(802)	(4,192)	-	(4,192)
Actuarial losses (gains) arising from financial assumptions	10,925	5	10,930	(6,507)	-	(6,507)
Assets distributed on settlements	-	-	-	-	-	-
Past service cost	(518)	-	(518)	(49)	-	(49)
Exchange differences on foreign plans	(1,145)	10	(1,135)	(23,465)	(73)	(23,538)
Benefits paid	(10,517)	(60)	(10,577)	(11,044)	(62)	(11,106)
Closing defined benefit obligation	207,653	324	207,977	201,488	356	201,844

Changes in the fair value of the plan assets were as follows:

	2016			2015
		Post-			Post-
	Pension	retirement		Pension	retirement
	Plan	Medical Plan	Total	Plan	Medical Plan	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Opening fair value plan of assets	180,529	-	180,529	200,405	-	200,405
Expected return on plan assets	6,380	-	6,380	6,108	-	6,108
Actuarial gains arising from financial assumptions	4,079	-	4,079	257	-	257
Administrative expenses paid from the trust	(1,028)	-	(1,028)	(1,024)	-	(1,024)
Exchange differences on foreign plans	(729)	-	(729)	(21,157)	-	(21,157)
Contributions from the employer	6,828	60	6,888	6,984	62	7,046
Benefits paid	(10,517)	(60)	(10,577)	(11,044)	(62)	(11,106)
Closing fair value of plan assets	185,542	-	185,542	180,529	-	180,529

Assumed healthcare cost trend rates impact the amounts recognised in profit or loss. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	2016	2015
	US$’000	US$’000
One percentage point increase
Effect on the aggregate of the service cost and interest cost	-	-
Effect on accumulated post-employment benefit obligation	7	8

One percentage point decrease
Effect on the aggregate of the service cost and interest cost	-	-
Effect on accumulated post-employment benefit obligation	(7)	(8)

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

24.	ISSUED CAPITAL

	2016			2015
	Shares			Shares
	’000	US$’000		’000	US$’000
Ordinary shares
Share capital
Ordinary shares, fully paid	940,585	1,204,291		929,062	1,202,924

Movements in ordinary shares
Balance at beginning of year	929,062	1,202,924		634,065	1,159,069
Issued to Directors	11,243	717		-	-
Issued under capital raising program[1]	-	-		293,374	40,225
Vesting of LTIP rights, restricted shares	2,209	650		3,950	3,816
Purchase of shares for LTIP	(1,929)	-	[2]	(2,327)	(186)
Balance at end of the year	940,585	1,204,291		929,062	1,202,924

Total shares outstanding	942,108	1,204,622		930,865	1,204,355
Shares held in trust	(1,523)	(331)		(1,803)	(1,431)
Balance at end of the year	940,585	1,204,291		929,062	1,202,924

	2016		2015
	Shares		Shares
	’000	US$’000	’000	US$’000
Convertible Preference shares
Share capital
Preferred shares, fully paid	434,002	59,507	434,002	59,507
Balance at end of the year	434,002	59,507	434,002	59,507

Total ordinary and convertible preference shares		1,263,798		1,262,431

(1)	Issued under capital raising program. Centerbridge Partners, L.P. received, in lieu of any ordinary shares it would have otherwise received, 434,002 non-voting preference shares that are convertible into ordinary shares at the ratio of one-to-one (subject to customary adjustments). Centerbridge may not convert the preference shares to the extent the conversion would result in Centerbridge beneficially acquiring in excess of 49.9% of the voting power of the Company’s voting stock.

(2)	The Company purchased 1,928,806 shares of the Company’s stock with accumulated dividends held within the trust and accordingly, there is no cost associated with this purchase.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

25.	DIVIDENDS

No dividend has been determined for any of the half-years ended 30 June 2016, 31 December 2016, 30 June 2015 or 31 December 2015.

There are no franking credits available for the years ended 31 December 2016 or 2015.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

26.	COMMITMENTS FOR EXPENDITURE

The Company has a number of continuing operational and financial commitments in the normal course of business.

	2016	2015
	US$’000	US$’000
Capital commitments
Purchase commitments for capital expenditures	2,030	1,398

Non-cancellable future operating lease commitments as at 31 December 2016 and 2015 consist of the following:

	31 December 2016		31 December 2015
	Land and	Plant and	Land and	Plant and
	buildings	equipment	buildings	equipment
	US$’000	US$’000	US$’000	US$’000
Payments due within:
1 year	10,476	628	8,283	1,773
2 to 5 years	14,999	931	14,550	314
After 5 years	19,333	-	1,476	-
	44,808	1,559	24,309	2,087

Description of operating leases

The Company has operating leases for land, buildings, plant and equipment with the following lease terms:

•	1–30 years for land and buildings with an average lease term of six years
•	1–7 years for machinery and equipment with an average lease term of five years
•	1–7 years for all other property with an average lease term of five years

The Company’s property operating leases generally contain escalation clauses, which are fixed increases generally between 3% and 9%, or increase subject to a national index. The Company does not have any significant purchase options.

Contingent rental payments exist for certain pieces of equipment and are not significant compared with total rental payments. These are based on excess wear and tear and excess use.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

27.	CONTINGENT LIABILITIES

The recognition of provisions for legal disputes is subject to a significant degree of judgment. Provisions are established when (a) the Company has a present legal or constructive obligation as a result of past events, (b) it is probable that an outflow of resources will be required to settle the obligation, and (c) the amount of that outflow has been reliably estimated.

Letters of credit

Standby letters of credit primarily issued in support of commitments or other obligations as at 31 December 2016 are as follows:

		Expiration	Amount
Subsidiary	Purpose	Date	US $’000
Australia	Secure a facility rental	September 2017	572
United States	Secure workers compensation program	January 2017	300
United States	Secure a performance bond	June 2017	11,000
			11,872

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognised as a provision or the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described in Note 3.

A summary of the maturity of issued letters of credit is as follows:

	2016	2015
	US$’000	US$’000
Less than 1 year	11,872	11,996

Guarantees

The subsidiaries of the Company provide guarantees within the normal course of business which includes payment guarantees to cover import duties, taxes, performance and completion of contracts. In addition, the Parent and certain subsidiaries are guarantors on the Company’s loans and borrowings. See Note 21.

Legal contingencies

The Company is subject to certain routine legal proceedings that arise in the normal course of its business. Management believes that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect the Company’s operations, liquidity, or financial position taken as a whole. However, the ultimate outcome of any litigation is uncertain, and unfavourable outcomes could have a material adverse impact.

Tax and customs audits

The Company is subject to certain tax and customs audits that arise in the normal course of its business. Management believes that the ultimate amount of liability, if any, for any pending assessments (either alone or combined) would not materially affect the Company’s operations, liquidity, or financial position taken as a whole. However, the ultimate outcome of these audits is uncertain and unfavourable outcomes could have a material adverse impact. See additional disclosure in Note 11.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

27.	CONTINGENT LIABILITIES (CONTINUED)

Other contingencies

Other contingent liabilities as at 31 December 2016 and 2015 consist of the following:

	2016	2015
	US$’000	US$’000
Contingent liabilities
Guarantees/counter-guarantees to outside parties	4,495	3,939

Except as detailed in the following table, the carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral obtained. See Note 15.

	Maximum credit risk
	2016	2015
Financial assets and other credit exposure	US$’000	US$’000
Performance guarantees provided, including letters of credit	16,367	15,935

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

28.	PARENT ENTITY DISCLOSURES

Financial position

	2016	2015
	US$’000	US$’000
Assets
Current assets	311,312	360,993
Non-current assets	-	-
Total assets	311,312	360,993

Liabilities
Current liabilities	56,026	81,046
Non-current liabilities	254,515	127,373
Total liabilities	310,541	208,419
Net Assets	771	152,574

Equity
Issued capital	3,015,893	3,015,332
Reserves	11,690	8,571
Accumulated losses	(3,026,812)	(2,871,329)
Total equity	771	152,574

Financial performance

	2016	2015
	US$’000	US$’000
Loss for the year	(155,483)	(237,161)
Total comprehensive loss	(155,483)	(237,161)

During the years ended 31 December 2016 and 2015, Boart Longyear Limited recorded a provision against intercompany accounts of $253.1 million and $307.8 million, respectively. This provision has no impact on the consolidated financial statements.

Guarantees entered into by the parent entity in relation to debts of its subsidiaries

Other guarantees are described in Note 27.

Contingent liabilities

As at 31 December 2016 and 2015, Boart Longyear Limited did not have any contingent liabilities.

Contractual obligations

As at 31 December 2016 and 2015, Boart Longyear Limited did not have any contractual obligations.

Guarantees entered into by the parent entity in relation to debts of its subsidiaries

The Parent has entered into agreements with the Canada Revenue Agency and Ministry of Finance for the province of Ontario to guarantee the payment of all amounts finally determined to be due and payable by its Canadian affiliates in respect of contested tax assessments for the tax years from 2007 through 2012. See Note 11. Other guarantees are described in Note 27.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

29.	COMPANY SUBSIDIARIES

The Company’s percentage ownership of the principal subsidiaries are as follows:

	Country of		31 Dec	31 Dec
Subsidiaries	incorporation	Business	2016	2015

A.C.N. 066 301 531 Pty Ltd[2]	Australia	Dormant	100	100
Aqua Drilling & Grouting Pty Ltd.[2]	Australia	Dormant	100	100
BL Canada DDL Inc.	Canada	Holding Company	100	-
BL Canada Holdings Inc.	Canada	Holding Company	100	-
BL DDL Holdings Pty Ltd	Australia	Holding Company	100	-
BL DDL II Holdings Pty Ltd	Australia	Holding Company	100	-
BL DDL US Holdings Inc.	USA	Holding Company	100	-
BLI Zambia Ltd.	Zambia	Drilling Services	100	100
BLY Cote d’Ivoire S.A.	Ivory Coast	Drilling Services	100	100
BLY EMEA UK Holdings Ltd.	United Kingdom	Holding Company	100	100
BLY Gabon S.A.	Gabon	Drilling Services	100	100
BLY Ghana Limited	Ghana	Drilling Services	100	100
BLY Guinea S.A.[2]	Guinea	Dormant	100	100
BLY IP Inc.	USA	Holding Company	100	100
BLY Madagascar S.A.	Madagascar	Drilling Services	100	100
BLY Mali S.A.	Mali	Drilling Services	100	100
BLY Mexico Servicios S.A. de C.V.[2]	Mexico	Dormant	100	100
BLY Senegal S.A.	Senegal	Drilling Services	100	100
BLY Sierra Leone Ltd.	Sierra Leone	Drilling Services	100	100
Boart Longyear (Cambodia) Ltd.	Cambodia	Drilling Services	100	100
Boart Longyear (D.R.C.) S.A.	Dem. Rep. of Congo	Drilling Services	100	100
Boart Longyear (Holdings) Ltd.[1]	United Kingdom	Dormant	-	100
Boart Longyear (Hong Kong) Limited[1]	Hong Kong	Dormant	-	100
Boart Longyear (NZ) Limited	New Zealand	Drilling Services	100	100
Boart Longyear (Vic) No. 1 Pty Ltd	Australia	Holding Company	100	100
Boart Longyear (Vic) No. 2 Pty Ltd	Australia	Holding Company	100	100
Boart Longyear Alberta Limited	Canada	Holding Company	100	100
Boart Longyear Argentina S.A.	Argentina	Drilling Services	100	100
Boart Longyear Australia Holdings Pty Limited	Australia	Holding Company	100	100
Boart Longyear Australia Pty Ltd	Australia	Drilling Services	100	100
Boart Longyear Bermuda Limited[2]	Bermuda	Holding Company	100	100
Boart Longyear Burkina Faso Sarl	Burkina Faso	Drilling Services	100	100
Boart Longyear B.V.	Netherlands	Drilling Products	100	100
Boart Longyear Canada	Canada	Drilling Products and Services	100	100
Boart Longyear Chile Limitada	Chile	Drilling Products and Services	100	100
Boart Longyear Colombia S.A.S.	Colombia	Drilling Services	100	100
Boart Longyear Comercializadora Limitada	Chile	Drilling Products	100	100
Boart Longyear Company	USA	Drilling Products and Services	100	100
Boart Longyear Consolidated Holdings, Inc.	USA	Holding Company	100	100
Boart Longyear de Mexico, S.A. de C.V.	Mexico	Drilling Services	100	100
BLY Drilling Services and Products Mexico, S.A. de C.V.[2]	Mexico	Dormant	100	100
Boart Longyear Drilling Products (Wuxi) Co., Ltd.	China	Drilling Products and Services	100	100
Boart Longyear Drilling Services KZ LLP	Kazakhstan	Drilling Services	100	100
Boart Longyear Eritrea Ltd.	Eritrea	Drilling Services	100	100
Boart Longyear Global Holdco, Inc	USA	Holding Company	100	100
Boart Longyear GmbH & Co., KG	Germany	Drilling Products and Services	100	100
Boart Longyear Holdings (Thailand) Co., Ltd.	Thailand	Drilling Services	100	100
Boart Longyear International B.V.	Netherlands	Holding Company	100	100
Boart Longyear International Holdings, Inc.	USA	Holding Company	100	100
Boart Longyear Investments Pty Ltd	Australia	Holding Company	100	100
Boart Longyear Liberia Corporation	Liberia	Drilling Services	100	100

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

29.	COMPANY SUBSIDIARIES (CONTINUED)

Subsidiaries	Country of incorporation	Business	31 Dec 2016	31 Dec 2015

Boart Longyear Limitada	Brazil	Drilling Products	100	100
Boart Longyear Limited	Ireland	Drilling Products	100	100
Boart Longyear Limited	Thailand	Drilling Services	100	100
Boart Longyear LLC	Russia Federation	Drilling Products	100	100
Boart Longyear Management Pty Ltd	Australia	Holding Company	100	100
Boart Longyear Manufacturing Canada Ltd.	Canada	Drilling Products	100	100
Boart Longyear Manufacturing and Distribution Inc.	USA	Drilling Products	100	100
Boart Longyear Netherlands BV	Netherlands	Holding Company	100	100
Boart Longyear Poland Spolka Z.o.o.	Poland	Drilling Products and Services	100	100
Boart Longyear Products KZ LLP	Kazakhstan	Drilling Products	100	100
Boart Longyear RUS	Russia Federation	Drilling Services	100	100
Boart Longyear S.A.C.	Peru	Drilling Products and Services	100	100
Boart Longyear Saudi Arabia LLC[2]	Saudi Arabia	Drilling Services	100	100
Boart Longyear Sole Co., Limited	Laos	Drilling Services	100	100
Boart Longyear Suisse Sàrl	Switzerland	Holding Company	100	100
Boart Longyear Ventures Inc.	Canada	Holding Company	100	100
Boart Longyear Vermogensverwaltung GmbH	Germany	Holding Company	100	100
Boart Longyear Zambia Limited	Zambia	Drilling Products	100	100
Cooperatief Longyear Holdings UA	Netherlands	Holding Company	100	100
Dongray Industrial Limited [2]	United Kingdom	Dormant	100	100
Drillcorp Pty Ltd	Australia	Drilling Services	100	100
Geoserv Pesquisas Geologicas S.A.	Brazil	Drilling Services	100	100
Grimwood Davies Pty Ltd	Australia	Drilling Services	100	100
Inavel S.A.	Uruguay	Drilling Services	100	100
J&T Servicios, S.C.[1]	Mexico	Dormant	-	100
Longyear Canada, ULC	Canada	Drilling Products	100	100
Longyear Global Holdings, Inc.	USA	Holding Company	100	100
Longyear Holdings New Zealand, Ltd.[2]	New Zealand	Dormant	100	100
Longyear Holdings, Inc.	USA	Holding Company	100	100
Longyear South Africa (Pty) Ltd	South Africa	Drilling Products and Services	100	100
Longyear TM, Inc.	USA	Holding Company	100	100
North West Drilling Pty Limited[2]	Australia	Dormant	100	100
P.T. Boart Longyear	Indonesia	Drilling Services	100	100
Patagonia Drill Mining Services S.A.	Argentina	Drilling Services	100	100
Portezuelo S.A.	Paraguay	Drilling Services	100	100
Prosonic Corporation[2]	USA	Dormant	100	100
Resources Services Holdco, Inc	USA	Holding Company	100	100
Votraint No. 1609 Pty Ltd	Australia	Drilling Services	100	100

(1)	This entity was merged, liquidated or dissolved in 2016.
(2)	This entity is currently in liquidation status.

30.	Related Party Transactions

Transactions with key management personnel

(i)	Key management personnel compensation

Details of key management personnel compensation are disclosed in Note 9.

(ii)	Other transactions with key management personnel of the Company

None.

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

31.	CASH AND CASH EQUIVALENTS

Included in the cash balance at 31 December 2016 is $6.9 million of restricted cash and at 31 December 2015 $7.0 million of restricted cash. The Company cannot access these cash balances until certain conditions are met. These conditions pertain to the Company’s ABL facility as well as restrictions to secure facility leases.

32.	ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

The Company has adopted all of the new and revised standards and interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period. These standards and interpretations are set forth throughout the notes to the financial statements. The adoption of each standard individually did not have a significant impact on the Company’s financial results or consolidated statement of financial position.

Standards and Interpretations issued not yet effective

The accounting standards and AASB Interpretations that will be applicable to the Company and may have an effect in future reporting periods are detailed below. Apart from these standards and interpretations, management has considered other accounting standards that will be applicable in future periods, however they have been considered insignificant to the Company.

Standard/Interpretation	Effective for annual reporting	Expected to be initially applied in
	periods beginning on or after	the financial year ending

- AASB 9 (2014) ‘Financial instruments’, and the relevant amending standards	1 January 2018	31 December 2018

- AASB 15 ‘Revenue from Contracts with Customers’ and the relevant amending standards	1 January 2018	31 December 2018

- AASB 16 ‘Leases’	1 January 2019	31 December 2019

The potential impact of the initial application of the Standards above is yet to be determined.

The following standards are not expected to have a significant impact on the consolidated financial statements:

Standard/Interpretation	Effective for annual reporting	Expected to be initially applied in
	periods beginning on or after	the financial year ending

- AASB 2016-1 ‘Amendments to Australian Accounting Standards – Recognition of Deferred Tax Assets for Unrealised Losses’	1 January 2017	31 December 2017

- AASB 2016-2 ‘Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107’	1 January 2017	31 December 2017

- AASB 2016-5 ‘Amendments to Australian Accounting Standards – Classification and Measurement of Share-Based Payment Transactions’	1 January 2018	31 December 2018

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2016	BOART LONGYEAR LIMITED

33.	SUBSEQUENT EVENTS

On 5 January 2017, the Company entered into a $20 million delayed draw term loan (“DDTL”) with Centerbridge Partners L.P. The DDTL has been established to provide additional financial resources to support ongoing restructuring discussions with the Company’s lenders as well as to provide additional working capital in the first quarter of 2017. The Company drew the available $20 million balance on 13 February 2017.

The material terms of the DDTL are, as follows:

•	Commitment of $20 million in aggregate principal amount;
•	Secured by $50 million of collateral in the form of certain of the Company’s drilling rigs in the United States, Canada and Australia;
•	Maturity date of 31 December 2020;
•	Interest Rate of 12% per annum payable in kind or 10% payable in cash at the Company’s option, in each case payable quarterly in arrears; and
•	Other customary terms and conditions, including customary covenants and events of default that are substantially the same as those in the Centerbridge Term Loans A and B.

In conjunction with the execution of the DDTL, the Company and Centerbridge have also modified certain terms of Term Loans A and B, which were entered into as part of the Centerbridge-led recapitalisation in 2015, as follows:

•	The maturity dates for Term Loans A and B have been amended from 1 October 2020 and 1 October 2018, respectively, to 3 January 2021
•	The interest rate for both Terms Loans A and B has been amended from 12% per annum payable in kind to either 12% payable in kind or 10% payable in cash at the Company’s option;
•	The period for the make-whole obligations under Term Loans A and B has been extended to 3 January 2021;
•	The Company must at all times maintain at least 90% of all its US, Canada and Australia tangible assets, including the collateral for the DDTL, as collateral supporting Term Loans A and B.

Annexure D

Report as to Affairs (ASIC Form 507)

Annex D

Australian Securities & Investments Commission Form 507 Corporations Act 2001 421A(1) & (2), 429(2)(b) & (c), 475(1) & (7),497(5) Report as to affairs Related forms: 507A Statement verifying report under $475(1) 911 Verification or certification of a document If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement Company details Company name Boart Longyear Limited ACN/ABN 123 052 728 Lodgement details Who should ASIC contact if there is a query about this form? ASIC registered agent number (if applicable) An image of this form will be available as part of the public register. Firm/organisation Ashurst Australia Contact name/position description Telephone number (during business hours) Ged Kane/ Associate (02) 9258 6808 Email address (optional) Ged.kane@ashurst.com Postal address Ashurst Australia. 5 Martin Place Suburb/City State/Territory Postcode SYDNEY NSW 2000 Directions This report is to be made as at the following dates: (a) where prepared by the managing controller under s421A(1) — a day not later than 30 days before the day when it is prepared (b) where submitted to a controller under s429(2) — the control day, or (c) where submitted to a liquidator or to a provisional liquidator under s475(1) — the date of the winding-up order or, if the liquidator specifies an earlier date, that date. This report is to be submitted by, and verified by a statement in writing made by, the following person, in accordance with Form 507A — where the statement is made out for the purposes of s475(1) — a person referred to in that subsection. Regulation 5.2.01 requires the copy of this report that is lodged with the Australian Securities and Investments Commission to be certified in writing as a true copy of the original report: (a) for a copy lodged for the purposes of s429(2)(c) — by the controller of property of the corporation; or (b) for a copy lodged for the purposes of s475(7) — by the liquidator/provisional liquidator of the company. NOTE: Form 911 is prescribed for this purpose. ASIC Form 507 30 January 2012 Page 1 of 12

1 Reason for report To be completed by the external administrator or person who must lodge this form with ASIC Managing controller of property—s421A(1) ASIC internal form code if a receiver and manager Date of appointment 507G / / [D D] [M M] [Y Y] If a person who is in possession, or has control of the property for the purpose of enforcing a security interest Date when person took control 507H / / [D D] [M M] [Y Y] Appointment of controller — s429(2)(b) Under $429(2)(c)(i) a notice setting out any comments relating to the report, or a statement that no comment is made, should accompany the report. A Form 911 Verification or certification of a document should also be lodged Date of receipt of report 507F / / [D D] [M M] [Y Y] Appointment of liquidator/provisional liquidator by the Court—s475(1) A Form 911 Verification or certification of a document should also be lodged. 507C Date of receipt of report / / [D D] [M M] [Y Y] Appointment of liquidator — creditors' voluntary winding–up — s497(5) 507D Date report was received by liquidator / / [D D] [M M] [Y Y] ASIC Form 507 30 January 2012 Page 2 of 12

2 Assets and liabilities Date specified under the relevant section as the date of report (see Directions on page 1) 3 1 / 0 3 / 1 7 [D D] [M M] [Y Y] Valuation Estimated 2.1 Assets not specifically charged (net book amount) Realisable Values USD USD (a) interest in land as detailed in schedule A Nil Nil (b) sundry debtors as detailed in schedule B 1,153,767,206 Uncertain (c) cash on hand Nil Nil (d) cash at bank Nil Nil (e) stock as detailed in annexed inventory Nil Nil (f) work in progress as detailed in annexed inventory Nil Nil (g) plant and equipment as detailed in inventory Nil Nil (h) other assets as detailed in schedule C Nil Nil Sub Total 1,153,767,206 Uncertain ASIC Form 507 30 January 2012 Page 3 of 12

2 Continued... Assets and liabilities Valuation (net book amount) USD Estimated Realisable Values USD 2.2 Assets subject to specific security interests, as specified in schedule D 2,408,713,046 Uncertain Less amounts owing as detailed in schedule D Nil Nil Total Assets 2,408,713,046 Uncertain Total Estimated Realisable Values 3,562,480,252 Uncertain 2.3 Less payable in advance of secured creditor(s) Nil Nil Amounts owing for employee entitlements as detailed in schedule E 2.4 Less amounts owing and secured by debenture or circular security interest over assets Nil Nil 2.5 Less preferential claims ranking behind secured creditors as detailed in schedule F Nil Nil 2.6 Balances owing to partly secured creditors as detailed in schedule G Nil Nil Total Claims (Nil) Security Held 3,562,480,252 2.7 Creditors (unsecured) as detailed in schedule H (262,151,107) (262,151,107) Amount claimed (262,151,107) 2.8 Contingent assets Estimated to produce as detailed in schedule I (Uncertain) 735,001,956 Uncertain 2.9 Contingent liabilities Estimated to rank as detailed in schedule J (Uncertain) (738,301,540) Uncertain Estimated deficiency or • Estimated surplus • Subject to costs of administration or • Subject to costs of liquidation Share capital AUD 3,356,739 (Ordinary) + AUD 71,610,325 (Preference) Issued 950,617,966 (Ordinary) + 434,001,968 (Preference) Paid Up AUD 3,356,739 (Ordinary) + AUD 71,610,325 (Preference) ASIC Form 507 30 January 2012 Page 4 of 12

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedules A, B, C are to show the method and manner of arriving at the valuation of the assets. SCHEDULE A—INTERESTS IN LAND Address and description of property (1) Valuation Estimated realisable value Valuation for rating purposes Particulars of tenancy Where possession of deeds may be obtained Short particulars of title USD USD USD N/A SCHEDULE B—SUNDRY DEBTORS (INCLUDING LOAN DEBTORS) Amount Particulars of Amount owing realisable Deficiency security (If Explanation of Name and address of debtor USD USD USD any) held deficiency Inter-company receivables * BLI Zambia Limited 35,384 Uncertain Uncertain Nil Boart Longyear Zambia Limited 23,589 Uncertain Uncertain Nil Boart Longyear Drilling Products Company Wuxi Ltd. 3,500 Uncertain Uncertain Nil Longyear Global Holdings, Inc. 14,814,169 Uncertain Uncertain Nil Boart Longyear Company 11,643 Uncertain Uncertain Nil Inter-company loans* Boart Longyear (Vic) No. 1 Pty Limited 33,612,574 Uncertain Uncertain Nil Boart Longyear Management Pty Ltd 1,061,538,677 Uncertain Uncertain Nil Boart Longyear Australia Pty Ltd 43,685,568 Uncertain Uncertain Nil Miscellaneous Australian Taxation Office 32 Martin PI, Sydney NSW 2000 42,102 Uncertain Uncertain Nil Note*: Address for all Inter-company debtors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES ASIC Form 507 30 January 2012 Page 5 of 12

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedules A, B, C are to show the method and manner of arriving at the valuation of the assets. SCHEDULE C—OTHER ASSETS Cost Realisable Description of deposit or investment Amount USD USD Deposits Nil Nil Nil Investments Nil Nil Nil ASIC Form 507 30 January 2012 Page 6 of 12

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS * Date security Estimated Amount owing interest Description of Holder of security Terms of realisable under security Description of asset given security interest interest repayment Valuation vale interest USD USD USD Assets subject to specific security interests Shareholdings in Votraint No. 1609 Pty Ltd., Boart Longyear Alberta Limited, Boart Longyear Investments Pty Ltd, Boart Longyear Australia Pty Ltd. Grimwood Davies Pty Limited, Drillcorp Pty Limited, Boart Longyear Management Pty Ltd and BL DDL Holdings Pty Ltd Australia 24-Oct-14 First ranking charge over non-working capital assets ("NWCA”) Willington Trust, National Association as Administrative Agent for the Term Loan B Securities Agreement Guarantor of the obligations of Boart Longyear Management Pty Ltd. ("BLYM") 2.408,713,046 Uncertain Nil As above 27-Sep-13 First ranking charge over NWCA U.S Bank National Association as Trustee and Collateral Agent of the 10% Senior Secured Notes Guarantor of the obligations of BLYM Nil As above 21-Oct-14 Second ranking charge over NWCA Willington Trust, National Association as Administrative Agent for the Term Loan A Securities Agreement Guarantor of the obligations of BLYM Nil As above 01-May-15 16-Mar-17 Third ranking charge over NWCA PNC Bank, National Association in its capacity as ABL Agent for the Asset Back Loan Intercreditor Agreement Willington Trust, National Association Guarantor of the obligations of BLYM Guarantor of the obligations of BLYM Nil Nil ASIC Form 507 30 January 2012 Page 7 of 12

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS (CONTINUED) Amount Date Estimated owing under security Description of realisable security Description of asset interest given security interest Holder of security interest Terms of repayment Valuation value interest USD USD USD Amounts owing and secured by debenture or circular security interest Sundry Debtors (Para 2.1(b)) 01-May-15 First ranking charge over working capital assets ("WCA") PNC Bank, National Association in its capacity as ABL Agent for the Asset Back Loan Guarantor of the obligations of BLYM 1,153,767,206 Uncertain Nil As above 21-Oct-14 Second ranking charge over WCA Willington Trust, National Association as Administrative Agent for the Term Loan A Securities Agreement Guarantor of the obligations of BLYM Nil As above 27-Sep-13 Third ranking charge over WCA U.S Bank National Association as Trustee and Collateral Agent of the 10% Senior Secured Notes Guarantor of the obligations of BLYM Nil As above 24-Oct-14 16-Mar-17 Third ranking charge over WCA Willington Trust, National Association as Administrative Agent for the Term Loan B Securities Agreement Willington Trust, National Association Guarantor of the obligations of BLYM Guarantor of the obligations of BLYM Nil Nil ASIC Form 507 30 January 2012 Page 8 of 12

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS (CONTINUED) Amount Date Estimated owing under security realisable security interest Description of Terms of Valuation value interest Description of asset given security interest Holder of security interest repayment USD USD USD PPSR Motor Vehicle 30-Jan-12 PPSR 201112190294340 Orix Australia Corporation Limited N/A N/A N/A Nil Motor Vehicle 12-Feb-13 PPSR 201302120026540 Orix Australia Corporation Limited N/A N/A N/A Nil Motor Vehicle 12-Sep-16 PPSR 201609120056258 W.A. Truck And Machinery Repairs Pty Ltd N/A N/A N/A Nil Other Goods 14-Feb-12 PPSR 201202140082486 A.P. Eagers Limited N/A N/A N/A Nil Other Goods 29-May-13 PPSR 201305290107088 Fiexit Australia Pty Ltd, Wildcat Chemicals Australia Pty Ltd, Reflex Instruments Asia Pacific Pty Ltd, Australian Mud Company Pty Ltd, Imdex International Pty Ltd, Imdex Ltd, Reflex Technology International Pty Ltd N/A N/A N/A Nil Other Goods 25-Feb-15 PPSR 201502250030031 Lubricon Hydrive Pty Ltd N/A N/A N/A Nil Other Goods 28-Apr-15 PPSR 201504280031293 The Trustee For D & H Trust & The Trustee For J & T Family Trust N/A N/A N/A Nil Other Goods 12-Sep-16 PPSR 201609120055955 W.A. Truck And Machinery Repairs Pty Ltd N/A N/A N/A Nil Note *: Security interests shown under the “PPSR" subheading are registered on the Personal Property Securities Register. The company considers that those reqistrations were made erroneously. The company does not own nor have possession of any of the assets. SCHEDULE E-CLAIMS BY EMPLOYEES Employee’s name and address Wages Holiday pay Long service leave Estimated liability USD USD USD USD N/A SCHEDULE F—PREFERENTIAL CREDITORS (OTHER THAN THOSE DETAILED IN SCHEDULE E) Name and address of preferential creditor Description of amount owing Amount owing USD N/A ASIC Form 507 30 January 2012 Page 9 of 12

2 Continued... Assets and liabilities SCHEDULE G—PARTLY SECURED CREDITORS Estimated value of Amount owing to Amount estimated Name and address of creditor Particulars of security held Name of security security creditor to rank as unsecured USD USD USD N/A SCHEDULE H—UNSECUREO CREDITORS Amount claimed by creditor Amount admitted as owing Reasons for difference between Name and address of creditor USD USD amount claimed and admitted (if any) Grimwood Davies Pty Limited* (29,080,260) (29,080,260) N/A Drillcorp Pty Limited* (70,404,840) (70,404,840) N/A Aqua Drilling & Grouting Pty Limited* (311,781) (311,781) N/A Boart Longyear Investments Pty Ltd* (132,935,255) (132,935,255) N/A Votraint No. 1609 Pty Ltd.* (28,474,063) (28,474,063) N/A Deloitte Touche Tohmatsu Limited 225 George St. Sydney NSW 2000 (904,019) (904,019) N/A Directors (ESAP) (40,833) (40.833) N/A Australian Taxation Office 32 Martin PI, Sydney NSW 2000 (55) (55) N/A Note*: Address for all Inter-company and director creditors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES SCHEDULE l—CONTINGENT ASSETS Estimated to Description of asset Gross asset produce USD USD Potential claims against Boart Longyear Management Pty Ltd (“BLYM’) as the principal creditor and the co-guarantors of BLYM's obligations under the 7s, 10s, ABL, TLA and TLB debt facilities. A list of the co-guarantors and the facilities are shown in Schedule J. No more than $735,001,956 Uncertain ASIC Form 507 30 January 2012 Page 10 of 12

2 Continued… Assets and liabilities SCHEDULE J—CONTINGENT LIABILITIES Gross liability Estimated rank for Name and address of creditor Nature of liability USD USD Debt facilities U.S Bank National Association 170 South Main Street, Suite 200 Sait Lake City, Utah 84101 Unsecured guarantee of Boart Longyear Management Pty Ltd's ("BLYM") obligations under the 7% Senior Notes ("7s") debt facility 281,672,475 Uncertain U.S Bank National Association 170 South Main Street, Suite 200 Salt Lake City, Utah 84101 Secured guarantee of BLYM's obligations under the 10% Senior Secured Notes ("10s") debt facility 193,745,047 Uncertain PNC Bank, National Association, 2100 Ross Avenue, Suite 1850 Dallas, Texas 75201 Secured guarantee of BLYM's obligations under the Asset Backed Loan ("ABL") debt facility 17,396,571 Uncertain Willington Trust, National Association, c/- Minter Ellison Lawyers, Aurora Place, 88 Phillip Street, Sydney NSW 2000 Partly secured guarantee of BLYM's obligations under the Term Loan A ("TLA") debt facility 109,456,642 Uncertain Willington Trust, National Association, cl- Minter Ellison Lawyers, Aurora Place, 88 Phillip Street, Sydney NSW 2000 Partly secured guarantee of BLYM's obligations under the Term Loan B (“TLB”) debt facility 132,731,221 Uncertain Related entities - all debt facilities * Boart Longyear Management Pty Limited Votraint No. 1609 Pty Limited Boart Longyear Australia Pty Limited Longyear Holdings, Inc. Longyear TM, Inc. Longyear TM, Inc. Boart Longyear Company Boart Longyear Manufacturing and Distribution Inc. (f/k/a Boart Longyear Manufacturing USA Inc.) Boart Longyear Canada Longyear Canada, ULC Boart Longyear Manufacturing Canada Ltd. Boart Longyear Suisse Sarl Boart Longyear Chile Limitada Boart Longyear Comercializadora Limitada Boart Longyear SAC. Potential claims for contribution by co-guarantor of BLYM's obligations under the 7s, 10s, ABL, TLA and TLB debt facilities No more than 735,001,956 Uncertain Related entities - limited debt facilities * BLY IP, Inc Potential claim for contribution by co-guarantor of BLYM's obligations under the TLA and TLB debt facilities No more than 242,187,864 Uncertain Miscellaneous * Various Long term incentive plan 3,299,583 Uncertain Note *: Address for all related entity and miscellaneous contingent creditors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES ASIC Form 507 30 January 2012 Page 11 of 12

3 Annexure

For the purposes of the statement in Form 507A only.

*Strike out whichever is inapplicable

This is the annexure of ______ pages marked "A" referred to in the Statement verifying report signed by me*/us* and dated as follows.

Date of the Statement verifying report

[D D] / [M M] / [Y Y]

Each signatory must complete and sign a copy of **Form 507A Statement verifying report under s475(1)** to be lodged with Form 507

Name

Signature

Name

Signature

Name

Signature

Certification

I certify that the particulars contained in the above report as to affairs are true to the best of my knowledge and belief.

Name
FABRIZIO RASETTI

Capacity
SECRETARY

Signature

Date signed
2 1 / 0 4 / 1 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form online by visiting the ASIC website
www.asic.gov.au

For more information
Web www.asic.gov.au
Need help? www.asic.gov.au/question
Telephone 1300 300 630

Australian Securities & Investments Commission Form 507 Corporations Act 2001 421A(1) & (2), 429(2)(b) & (c), 475(1) & (7),497(5) Report as to affairs Related forms: 507A Statement verifying report under s475(1) 911 Verification or certification of a document If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement Company details Company name Boart Longyear Management Pty Limited ACN/ABN 123 283 545 Lodgement details Who should ASIC contact if there is a query about this form? ASIC registered agent number (if applicable) An image of this form will be available as part of the public register . Firm/organisation Ashurst Australia Contact name/position description Telephone number (during business hours) Ged Kane/ Associate (02) 9258 6808 Email address (optional) Ged.kane@ashurst.com Postal address Ashurst Australia, 5 Martin Place Suburb/City State/Territory Postcode SYDNEY NSW 2000 Directions This report is to be made as at the following dates: (a) where prepared by the managing controller under s421A(1) — a day not later than 30 days before the day when it is prepared (b) where submitted to a controller under s429(2) — the control day. or (c) where submitted to a liquidator or to a provisional liquidator under s475(1) — the date of the winding-up order or, if the liquidator specifies an earlier date, that date This report is to be submitted by, and verified by a statement in writing made by, the following person. In accordance with Form 507A — where the statement is made out for the purposes of s475(1) — a person referred to in that subsection. Regulation 5.2.01 requires the copy of this report that is lodged with the Australian Securities and Investments Commission to be certified in writing as a true copy of the original report: (a) for a copy lodged for the purposes of s429(2)(c) — by the controller of property of the corporation; or (b) for a copy lodged for the purposes of s475(7) — by the liquidator/provisional liquidator of the company. NOTE: Form 911 is prescribed for this purpose. ASIC Form 507 30 January 2012 Page 1 of 11

1 Reason for report To be completed by the external administrator or person who must lodge this form with ASIC Managing controller of property—s421A(1) ASIC internal form code if a receiver and manager Date of appointment 507G / / [D D] [M M] [Y Y] If a person who is in possession, or has control of the property for the purpose of enforcing a security interest Date when person took control 507H / / [D D] [M M] [Y Y] Appointment of controller — s429(2)(b) Under $429(2)(c)(i) a notice setting out any comments relating to the report, or a statement that no comment Is made, should accompany the report. A Form 911 Verification or certification of a document should also be lodged Date of receipt of report 507F / / [D D] [M M] [Y Y] Appointment of liquidator/provisional liquidator by the Court—s475(1) A Form 911 Verification or certification of a document should also be lodged. 507C Date of receipt of report / / [D D] [M M] [Y Y] Appointment of liquidator — creditors' voluntary winding-up — s497(5) 507D Date report was received by liquidator / / [D D] [M M] [Y Y] ASIC Form 507 30 January 2012 Page 2 of 11

2 Assets and Liabilities Date Specified under the relevant section as the date of report (see Directions on page 1) 3 1 / 0 3 / 1 7 [D D] [M M] [Y Y] Valuation Estimated (net book amount) Realisable Values 2.1 Assets not specifically charged USD USD (a) interest in land as detailed in schedule A Nil Nil (b) sundry debtors as detailed in schedule B 2,654,376,387 Uncertain (c) cash on hand Nil Nil (d) cash at bank 2,027,286 2,027,286 (e) stock as detailed in annexed Inventory Nil Nil (f) work in progress as detailed in annexed inventory Nil Nil (g) plant and equipment as detailed in inventory Nil Nil (h) other assets as detailed in schedule C Nil Nil Sub total 2,656,403,673 Uncertain ASIC Form 507 30 January 2012 Page 3 of 11

2 Continued... Assets and liabilities Valuation (net book amount) USD Estimated Realisable Values USD 2.2 Assets subject to specific security interests, as specified in schedule D 6,386,954 Uncertain Less amounts owing as detailed in schedule D (400,232,312) (400,232,312) Total Assets Nil Nil Total Estimated Realisable Values 2,656,403,673 Uncertain 2.3 Less payable in advance of secured creditor(s) Nil Nil Amounts owing for employee entitlements as detailed in schedule E Nil Nil 2.4 Less amounts owing and secured by debenture or circular security interest as specified in schedule D (393,845,358) Uncertain 2.5 Less preferential claims ranking behind secured creditors as detailed in schedule F Nil Nil 2.6 Balances owing to partly secured creditors as detailed in schedule G Nil Nil Total Claims (393,845,358) Security Held 2,656,403,673 2.7 Creditors (unsecured) as detailed in schedule H (1,887,458,364) (1,887,458,364) Amount claimed (2,281,303,722) 2.8 Contingent assets Estimated to produce as detailed in schedule I (Nil) Nil 2.9 Contingent liabilities Estimated to rank as detailed in schedule J (735,001,956) Uncertain (Uncertain) ☒ Estimated deficiency or ☐ Estimated surplus ☐ Subject to costs of administration or ☐ Subject to costs of liquidation Share capital AUD 193,380,417 Issued 159,913,001 Paid Up AUD 193,380,417 ASIC Form 507 30 January 2012 Page 4 of 11

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedules A, B, C are to show the method and manner of arriving at the valuation of the assets. SCHEDULE A—INTERESTS IN LAND Address and Where possession description of Estimated Valuation for Particulars of of deeds may be Short particulars property (1) Valuation realisable value rating purposes tenancy obtained of title USD USD USD N/A ASIC Form 507 30 January 2012 Page 5 of 11

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedules A, B, C are to show the method and manner of arriving at the valuation of the assets. SCHEDULE B—SUNDRY DEBTORS (INCLUDING LOAN DEBTORS) Amount owing Amount realisable Deficiency Particulars of security (if any) Explanation of Name and address of debtor * USD USD USD held deficiency Intercompany receivable Geoserv Pesquisas Geologicas S.A. 1,894 Uncertain Uncertain Nil Intercompany loans Boart Longyear Limitada 16,300,966 Uncertain Uncertain Nil Geoserv Pesquisas Geologicas S.A. 22,677,719 Uncertain Uncertain Nil Boart Longyear Colombia S.A.S. 5,341,909 Uncertain Uncertain Nil Boart Longyear International B.V. 1,758,149 Uncertain Uncertain Nil BLY Ghana Limited 19,966,357 Uncertain Uncertain Nil Boart Longyear Liberia Corporation 2,755,798 Uncertain Uncertain Nil Boart Longyear Holdings (Thailand) Co., Ltd. 277,059 Uncertain Uncertain Nil Votraint No. 1609 Pty Ltd. 275,734,683 Uncertain Uncertain Nil Boart Longyear B.V. 9,913,607 Uncertain Uncertain Nil Boart Longyear GmbH & Co., KG 495,533 Uncertain Uncertain Nil Boart Longyear Limited (Ireland) 1,088,726 Uncertain Uncertain Nil Boart Longyear Suisse Sarl (Switzerland) 11,822,782 Uncertain Uncertain Nil Boart Longyear Saudi Arabia LLC 14,117,700 Uncertain Uncertain Nil BLY Mali S.A. 3,280,386 Uncertain Uncertain Nil Boart Longyear (DRC) S.A. 21,859,425 Uncertain Uncertain Nil Boart Longyear Burkina Faso Sarl 199,923 Uncertain Uncertain Nil BLY Gabon S.A. 74,588 Uncertain Uncertain Nil BLY Senegal S.A. 1,871,364 Uncertain Uncertain Nil BLY Sierra Leone Ltd. 6,409,620 Uncertain Uncertain Nil BLY Madagascar S.A. 194,072 Uncertain Uncertain Nil BLY Guinea S.A. 636,776 Uncertain Uncertain Nil Boart Longyear Zambia Limited 20,111 Uncertain Uncertain Nil Boart Longyear Australia Pty Ltd 16,838,250 Uncertain Uncertain Nil Boart Longyear (NZ) Limited 2,687,697 Uncertain Uncertain Nil Boart Longyear (Cambodia) Ltd. 1,488,055 Uncertain Uncertain Nil Boart Longyear Sole Co., Ltd. 445,087 Uncertain Uncertain Nil Boart Longyear Investments Pty Ltd 2,061,967,775 Uncertain Uncertain Nil Boart Longyear Netherlands B.V. 295,159 Uncertain Uncertain Nil Coöperatief Longyear Holdings U.A. 680,691 Uncertain Uncertain Nil Boart Longyear (Vic) No. 2 Pty Limited 149,999,908 Uncertain Uncertain Nil BLY EMEA UK Holdings Ltd. 1,521,285 Uncertain Uncertain Nil Boart Longyear Suisse Sarl (CE Belgium) 1,653,334 Uncertain Uncertain Nil Note*: Address for all sundry debtors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES ASIC Form 507 30 January 2012 Page 6 of 11

 2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedules A, B, C are to show the method and manner of arriving at the valuation of the assets. SCHEDULE C—OTHER ASSETS Amount Description of deposit or investment Cost USD Realisable USD Deposits Nil Nil Nil Investments Nil Nil Nil SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS Date security Description of Estimated Amount owing Description of interest security Holder of security Terms of realisable under security asset given interest interest repayment Valuation value interest USD USD USD Assets subject to specific security interests 90% shareholding in Boart Longyear Saudi Arabia LLC 24-Oct-14 First ranking charge over non-working capital assets ("NWCA") Willington Trust, National Association as Administrative Agent for the Term Loan B Securities Agreement Principal repayable on 1-Oct-18 or on an event of default 1,364,412 Uncertain 104,666,052 As above 27-Sep-13 First ranking charge over NWCA U.S Bank National Association as Trustee and Collateral Agent of the 10% Senior Secured Notes Principal repayable on 1-Oct-18 or on an event of default 193,745,046 As above 21-Oct-14 Second ranking charge over NWCA Willington Trust, National Association as Administrative Agent for the Term Loan A Securities Agreement Principal repayable on 22-Oct-20 or on an event of default 84,424,642 As above plus Restricted cash in A/c 1029025759 01-May-15 Third ranking charge over NWCA PNC Bank, National Association in its capacity as ABL Agent for the Asset Back Loan Intercreditor Agreement 5,022,541 5,022,541 17,396,571 16-Mar-17 Willington Trust, National Association N/A Nil ASIC Form 507 30 January 2012 Page 7 of 11

 2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS (CONTINUED) Date Amount security Description of Estimated owing under Description of interest security Holder of security Terms of realisable security asset given interest interest repayment Valuation value interest USD USD USD Amounts owing and secured by debenture or circular security interest Sundry Debtors (Para 2.1(b)) 01-May-15 First ranking charge over PNC Bank, National Association in its capacity as 2,654,376,387 Uncertain 12,374,029 Cash at bank (Para 2.1(d)) working capital assets ("WCA") ABL Agent for the Asset Back Loan 2,027,285 2,027,285 As above 21-Oct-14 Second ranking charge over WCA Willington Trust, National Association as Administrative Agent for the Term Loan A Securities Agreement Principal repayable on 22-Oct-20 or on an event of default 84,424,642 As above 27-Sep-13 Third ranking charge over WCA U.S Bank National Association as Trustee and Collateral Agent of the 10% Senior Secured Notes Principal repayable on 1-Oct-18 or on an event of default 193,745,046 As above 24-Oct-14 Third ranking charge over WCA Willington Trust, National Association as Administrative Agent for the Term Loan B Securities Agreement Principal repayable on 1-Oct-18 or on an event of default 104,666,052 16-Mar-17 Willington Trust, National Association N/A Nil SCHEDULE E—CLAIMS BY EMPLOYEES Employee’s name and address Wages Holiday pay Long service leave Estimated liability USD USD USD USD N/A SCHEDULE F—PREFERENTIAL CREDITORS (OTHER THAN THOSE DETAILED IN SCHEDULE E) Name and address of preferential creditor Description of amount owing Amount owing USD N/A ASIC Form 507 30 January 2012 Page 8 of 11

 2 Continued... Assets and liabilities SCHEDULE G—PARTLY SECURED CREDITORS Estimated value of Amount owing to Amount estimated to rank as Name and address of creditor Particulars of security held Name of security security creditor unsecured USD USD USD N/A SCHEDULE H—UNSECURED CREDITORS Name and address of creditor * Amount claimed by creditor USD Amount admitted as owing USD Reasons for difference between amount claimed and admitted (if any) Debt facilities U.S. Bank National Association as Trustee of the 7% Senior Notes Due 2021 170 Main Street, Suite 200 Salt Lake City, Utah 84101 (281,672,475) (281,672,475) N/A Willington Trust, National Association as Administrative Agent for the Term Loan A and B c/- Minter Ellison Lawyers, Aurora Place, 88 Phillip Street, Sydney NSW 2000 (53,097,169) (53,097,169) N/A Interest Charges (19,978,080) (19,978,080) N/A Related entities * Aqua Drilling & Grouting Pty Limited (2,210,423) (2,210,423) N/A Boart Longyear Argentina S.A. (2,202,928) (2,202,928) N/A Boart Longyear Australia Pty Ltd (3,075,795) (3,075,795) N/A BL Company (US) (2,259,426) (2,259,426) N/A Boart Longyear (Vic) No. 1 Pty Limited (331,700,001) (331,700,001) N/A Boart Longyear Limited (1,062,580,218) (1,062,580,218) N/A BLY Drilling Services and Products Mexico S,A. de C.V. (In Liquidation) (932,939) (932,939) N/A Boart Longyear Manufacturing Canada Ltd, (16,687,193) (16,687,193) N/A Boart Longyear Suisse Sarl (CE Canada) (1,057,051) (1,057,051) N/A Boart Longyear Poland Sp. z o.o. (417,365) (417,365) N/A Boart Longyear Suisse Sarl (CE USA) (303,143) (303,143) N/A Boart Longyear Chile Limitada (5,892) (5,892) N/A Boart Longyear GmbH & Co., KG (41,265,364) (41,265,364) N/A Longyear Global Holdings, Inc. (48,607,152) (48,607,152) N/A Boart Longyear Suisse Sarl (Switzerland) (1,120,684) (1,120,684) N/A Boart Longyear Drilling Products Company Wuxi Ltd. (7,824,555) (7,824,555) N/A Boart Longyear Suisse Sarl (1,190) (1,190) N/A Boart Longyear Canada (9,654,538) (9,654,538) N/A Boart Longyear B.V. (9,445) (9,445) N/A Miscellaneous Australian Taxation Office 32 Martin Pl, Sydney NSW 2000 (802,293) (802,293) N/A Various (11,854) (924) N/A Note *:Address for all related entity creditors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES ASIC Form 507 30 January 2012 Page 9 of 11

SCHEDULE l—CONTINGENT ASSETS Estimated to Description of asset Gross asset produce USD USD N/A SCHEDULE J—CONTINGENT LIABILITIES Name and address of creditor * Nature of liability Gross liability Estimated rank for USD USD Related entities - all debt facilities Boart Longyear Management Pty Limited Boart Longyear Limited Votraint No. 1609 Pty Limited Boart Longyear Australia Pty Limited Longyear Holdings, Inc. Potential claims by guarantors of the company’s obligations under the 7% Senior Notes, 10% Senior Secured Notes, the Term Loan A and B Securities Agreements and the Asset Bank Loan (735,001,956) Uncertain Longyear TM, Inc. Boart Longyear Company Boart Longyear Manufacturing and Distribution Inc. (f/k/a Boart Longyear Manufacturing USA inc.) Boart Longyear Canada Longyear Canada, ULC Boart Longyear Manufacturing Canada Ltd. Boart Longyear Suisse Sarl Boart Longyear Chile Limitada Boart Longyear Comercializadora Limitada Boarl Longyear S.A.C. Related entitiy - limited debt facilities BLY IP, Inc Potential claim by the guarantor of the company's obligations under the Term Loan A and B Securities Agreements (242,187,864) Uncertain Note*: Address for all contingent creditors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES ASIC Form 507 30 January 2012 Page 10 of 11

3 Annexure

For the purposes of the statement in Form 507A only.

*Strike out whichever is inapplicable

This is the annexure of ______ pages marked 'A' referred to in the Statement verifying report signed by me*/us* and dated as follows.

Date of the Statement verifying report

[D D] / [M M] / [Y Y]

Each signatory must complete and sign a copy of **Form 507A Statement verifying report under s475(1)** to be lodged with Form 507

Name

Signature

Name

Signature

Name

Signature

Certification

I certify that the particulars contained in the above report as to affairs are true to the best of my knowledge and belief.

Name

FABRIZIO RASETTI

Capacity

DIRECTOR + SECRETARY

Signature

[signature]

Date signed

2 1 / 0 4 / 1 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form online by visiting the ASIC website
www.asic.gov.au

For more information

Web www.asic.gov.au
Need help? www.asic.gov.au/question
Telephone 1300 300 630

Page 11 of 11

Australian Securities & Investments Commission

Form 507
Corporations Act 2001
421A(1) & (2), 429(2)(b) & (c), 475(1) & (7),497(5)

Report as to affairs

Related forms:
507A Statement verifying report under s475(1)
911 Verification or certification of a document

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Votraint No. 1609 Pty Limited

ACN/ABN
119 244 272

Lodgement details

An image of this form will be available as part of the public register.

Who should ASIC contact if there is a query about this form?

ASIC registered agent number (if applicable)

Firm/organisation
Ashurst Australia

Contact name/position description
Ged Kane/Associate

Telephone number (during business hours)
(02) 9258 6808

Email address (optional)
Ged.kane@ashurst.com

Postal address
Ashurst Australia, 5 Martin Place

Suburb/City
SYDNEY

State/Territory
NSW

Postcode
2000

Directions

This report is to be made as at the following dates:
(a) where prepared by the managing controller under s421A(1) — a day not later than 30 days before the day when it is prepared
(b) where submitted to a controller under s429(2) — the control day, or
(c) where submitted to a liquidator or to a provisional liquidator under s475(1) — the date of the winding-up order or, if the liquidator specifies an earlier date, that date

This report is to be submitted by, and verified by a statement in writing made by, the following person, in accordance with Form 507A — where the statement is made out for the purposes of s475(1) — a person referred to in that subsection.

Regulation 5.2.01 requires the copy of this report that is lodged with the Australian Securities and Investments Commission to be certified in writing as a true copy of the original report:

(a) for a copy lodged for the purposes of s429(2)(c) — by the controller of property of the corporation; or
(b) for a copy lodged for the purposes of s475(7) — by the liquidator/provisional liquidator of the company.

NOTE: Form 911 is prescribed for this purpose.

Page 1 of 11

1 Reason for report To be completed by the external administrator or person who must lodge this form with ASIC Managing controller of property—s421A(1) ASIC internal form code if a receiver and manager Date of appointment 507G / / [D D] [M M] [Y Y] If a person who is in possession, or has control of the property for the purpose of enforcing a security interest Date when person took control 507H / / [D D] [M M] [Y Y] Appointment of controller — s429(2)(b) Under $429(2)(c)(i) a notice setting out any comments relating to the report, or a statement that no comment is made, should accompany the report. A Form 911 Verification or certification of a document should also be lodged Date of receipt of report 507F / / [D D] [M M] [Y Y] Appointment of liquidator/provisional liquidator by the Court—s475(1) A Form 911 Verification or certification of a document should also be lodged. 507C Date of receipt of report / / [D D] [M M] [Y Y] Appointment of liquidator — creditors' voluntary winding-up — s497(5) 507D Date report was received by liquidator / / [D D] [M M] [Y Y] ASIC Form 507 30 January 2012 Page 2 of 11

2 Assets and Liabilities Date Specified under the relevant section as the date of report (see Directions on page 1) 3 1 / 0 3 / 1 7 [D D] [M M] [Y Y] Valuation Estimated (net book amount) Realisable Values 2.1 Assets not specifically charged USD USD (a) interest in land as detailed in schedule A Nil Nil (b) sundry debtors as detailed in schedule B 28,476,546 Uncertain (c) cash on hand Nil Nil (d) cash at bank Nil Nil (e) stock as detailed in annexed Inventory Nil Nil (f) work in progress as detailed in annexed inventory Nil Nil (g) plant and equipment as detailed in inventory Nil Nil (h) other assets as detailed in schedule C 5,960,510 Uncertain Sub total 34,437,056 Uncertain ASIC Form 507 30 January 2012 Page 3 of 11

2 Continued... Assets and liabilities Valuation (net book amount) USD Estimated Realisable Values USD 2.2 Assets subject to specific security interests, as specified in schedule D 539,427,133 Uncertain Less amounts owing as detailed in schedule D Nil Nil Total Assets 539,427,133 Uncertain Total Estimated Realisable Values 573,864,189 Uncertain 2.3 Less payable in advance of secured creditor(s) Nil Nil Amounts owing for employee entitlements as detailed in schedule E 2.4 Less amounts owing and secured by debenture or circular security interest over assets Nil Nil 2.5 Less preferential claims ranking behind secured creditors as detailed in schedule F Nil Nil 2.6 Balances owing to partly secured creditors as detailed in schedule G Nil Nil Total Claims (Nil) Security Held 573,864,189 2.7 Creditors (unsecured) as detailed in schedule H (452,941,359) (452,941,359) Amount claimed (452,941,359) 2.8 Contingent assets Estimated to produce as detailed in schedule I (Uncertain) 717,605,385 Uncertain 2.9 Contingent liabilities Estimated to rank as detailed in schedule J (Uncertain) (717,605,385) Uncertain ☒ Estimated deficiency or ☐ Estimated surplus ☐ Subject to costs of administration or ☐ Subject to costs of liquidation Share capital AUD 243,196,660 Issued 207,767,660 Paid Up AUD 243,196,660 ASIC Form 507 30 January 2012 Page 4 of 11

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedules A, B, C are to show the method and manner of arriving at the valuation of the assets. SCHEDULE A—INTERESTS IN LAND Address and description of property (1) Valuation Estimated realisable value Valuation for rating purposes Particulars of tenancy Where possession of deeds may be obtained Short particulars of title USD USD USD N/A SCHEDULE B—SUNDRY DEBTORS (INCLUDING LOAN DEBTORS) Amount Particulars of Amount owing realisable Deficiency security (If Explanation of Name and address of debtor* USD USD USD any) held deficiency Receivables Miscellaneous debtors 2,519 Uncertain Uncertain Nil Inter-company loans Boart Longyear Limited 28,474,027 Uncertain Uncertain Nil Note*: Address for all debtors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES SCHEDULE C—OTHER ASSETS Amount Cost Realisable Description of deposit or investment USD USD Deposits Other long term deposits 2,611,881 Uncertain Investments Other long term notes 3,348,629 Uncertain ASIC Form 507 30 January 2012 Page 5 of 11

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D-ASSETS SUBJECT TO SECURITY INTERESTS Description of asset Date security interest given Description of security interest Holder of security interest Terms of repayment Valuation Estimated realizable value Amount owing under security interest USD USD USD Assets subject to specific security interests Shareholdings in the companies specified in Table 1 of Appendix 1 24-Oct-14 First ranking charge over non-working capital assets (“NWCA”) Willington Trust, National Association as Administrative Agent for the Term Loan B Securities Agreement Guarantor of the obligations of Boart Longyear Management Pty Ltd. (“BLYM") 539,427.133 Uncertain Nil As above 27-Sep-13 First ranking charge over NWCA U.S Bank National Association as Trustee and Collateral Agent of the 10% Senior Secured Notes Guarantor of the obligations of BLYM Nil As above 21-Oct-14 Second ranking charge over NWCA Willington Trust, National Association as Administrative Agent for the Term Loan A Securities Agreement Guarantor of the obligations of BLYM Nil ASIC Form 507 30 January 2012 Page 6 of 11

 2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D-ASSETS SUBJECT TO SECURITY INTERESTS (CONTINUED) Description of asset Date security interest given Description of security interest Holder of security interest Terms of repayment Valuation Estimated realizable value Amount owing under security interest Amounts owing and secured by debenture or circular security interest Sundry Debtors (Para 2.1(b)) 21-Oct-14 First ranking charge over WCA Willington Trust, National Association as Administrative Agent for the Term Loan A Securities Agreement Guarantor of the obligations of BLYM 28,476,546 Uncertain Nil Other Assets (Para 2.1(h)) 5,960,510 Uncertain As above 27-Sep-13 Second ranking charge over WCA U.S Bank National Association as Trustee and Collateral Agent of the 10% Senior Secured Notes Guarantor of the obligations of BLYM Nil As above 24-Oct-14 Second ranking charge over WCA Willington Trust, National Association as Administrative Agent for the Term Loan B Securities Agreement Guarantor of the obligations of BLYM Nil Employee’s name and address Wages Holiday pay Long service leave Estimated liability USD USD USD USD N/A SCHEDULE F—PREFERENTIAL CREDITORS (OTHER THAN THOSE DETAILED IN SCHEDULE E) Name and address of preferential creditor Description of amount owing Amount owing USD N/A ASIC Form 507 30 January 2012 Page 7 of 11

2 Continued... Assets and liabilities SCHEDULE G—PARTLY SECURED CREDITORS Name and address of creditor Particulars of security held Name of security Estimated value of security Amount owing to creditor Amount estimated to rank as unsecured N/A USD USD USD SCHEDULE H-UNSECURED CREDITORS Name and address of creditor * Amount claimed by creditor USD Amount admitted as owing USD Reasons for difference between amount claimed and admitted (if any) Intercompany accounts payable Boart Longyear Company (3,535,625) (3,535,625) N/A Boart Longyear Limited (900,791) (900,791) N/A Boart Longyear Suisse Sarl (2,464,193) (2,464,193) N/A Longyear South Africa (Pty) Ltd (782,077) (782,077) N/A Longyear TM, Inc, (322,540) (322,540) N/A Intercompany loans Boart Longyear Management Pty Limited (275,735,024) (275,735,024) N/A Boart Longyear Australia Pty Ltd (166,957,608) (166,957,608) N/A Other intercompany liabilities Patagonia Drill Mining Services S.A. (2,233,892) (2,233,892) N/A Other Miscellaneous creditors (9,609) (9,609) N/A Note *: Address for all creditors is 2640 West 1700 South, SALT LAKH CITY UT 84104, UNITED STATES SCHEDULE l-CONTINGENT ASSETS Description of asset Gross asset Estimated to produce USD USD Potential claims against Boart Longyear Management Pty Ltd (“BLYM") as the principal creditor and the co-guarantors of BLYM's obligations under the 7s, 10s, TLA and TLB debt facilities. A list of the co-guarantors and the facilities are shown in Schedule J. No more than 717,605,385 Uncertain ASIC Form 507 30 January 2012 Page 8 of 11

2 Continued... Assets and liabilities SCHEDULE J-CONTINGENT LIABILITIES Name and address of creditor Nature of liability Gross liability Estimated rank for USD USD Debt facilities U.S Bank National Association 170 South Main Street, Suite 200 Salt Lake City, Utah 84101 Unsecured guarantee of Boart Longyear Management Pty Ltd's ("BLYM") obligations under the 7% Senior Notes ("7s") debt facility 281,672,475 Uncertain U.S Bank National Association 170 South Main Street, Suite 200 Salt Lake City, Utah 84101 Secured guarantee of BLYM's obligations under the 10% Senior Secured Notes ("10s") debt facility 193,745,047 Uncertain Willington Trust, National Association. c/- Minter Ellison Lawyers, Aurora Place, 88 Phillip Street, Sydney NSW 2000 Partly secured guarantee of BLYM's obligations under the Term Loan A ("TLA") debt facility 109,456,642 Uncertain Willington Trust, National Association, cl- Minter Ellison Lawyers, Aurora Place, 88 Phillip Street, Sydney NSW 2000 Partly secured guarantee of BLYM’s obligations under the Term Loan B (“TLB") debt facility 132,731,221 Uncertain Related entities – all debt facilities * Boart Longyear Management Pty Limited Boart Longyaer Limited Boart Longyear Australia Pty Limited Potential claims for contribution by co-guarantor of BLYM's obligations under the 7s, 10s, TLA and TLB debt facilities No more than 717,605,385 Uncertain Longyear Holdings, Inc. Longyear TM, Inc. Longyear TM, Inc. Boart Longyear Company Boart Longyear Manufacturing and Distribution Inc. (f/k/a Boart Longyear Manufacturing USA Inc.) Boart Longyear Canada Longyear Canada, ULC Boart Longyear Manufacturing Canada Ltd. Boart Longyear Suisse Sarl Boart Longyear Chile Limitada Boart Longyear Comercializadora Limitada Boart Longyear S.A.C. Related entities – limited debt facilities * BLY IP, Inc Potential claim for contribution by co-guarantor of BLYM's obligations under the TLA and TLB debt facilities No more than 242,187,863 Uncertain Note *: Address for all related entity and miscellaneous contingent creditors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES ASIC Form 507 30 January 2012 Page 9 of 11

3 Annexure For the purposes of the statement in Form 507A only. *Strike out whichever is inapplicable This is the annexure of ______ pages marked "A" referred to in the Statement verifying report signed by me*/us’ and dated as follows. Date of the Statement verifying report ☐ [D ☐ D] / ☐ [M ☐ M] / ☐ [Y ☐ Y] Each signatory must complete and sign a copy of Form 507A Statement verifying report under s475(1) to be lodged with Form 507 Name Signature Name Signature Name Signature Certification I certify that the particulars contained in the above report as to affairs are true to the best of my knowledge and belief. Name FABRIZIO RASETTI Capacity DIRECTOR & SECRETARY Signature Date signed 21 / 04 / 17 [D D] [M M] [Y Y] Lodgement Send completed and signed forms to: Australian Securities and Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841. For more information Web www.asic.gov.au Need help? www.asic.gov.au/question Telephone 1300 300 630 Or lodge the form online by visiting the ASIC website www.asic.gov.au ASIC Form 507 30 January 2012 Page 10 of 11

Appendix 1 SCHEDULE D–ASSETS SUBJECT TO SECURITY INTERESTS (Investment in subsidiaries) Name of subsidiary Valuation Estimated realisable value USD USD Boart Longyear Manufacturing Canada Ltd 2,496,203 Uncertain Aqua Drilling & Grouting Pty Limited 1,608,020 Uncertain NorthWest Drilling Pty Limited 11,560,790 Uncertain Boart Longyear Zambia Limited 1,363,311 Uncertain Boart Longyear Argentina S.A. 5,345,210 Uncertain Boart Longyear de Mexico S.A de C.V. 16,353,358 Uncertain Boart Longyear Products KZ LLP 126 Uncertain Boart Longyear Drilling Services KZ LLP 126 Uncertain Longyear South Africa (Pty) Limited 10,976,434 Uncertain BLY Gabon S.A. 755,567 Uncertain BLY Sierra Leone Ltd 126 Uncertain BLY Cote d'Ivoire S.A. 126 Uncertain Boart Longyear Liberia Corporation 127 Uncertain BLY Madagascar S.A. 126 Uncertain BLY Senagal S.A. 126 Uncertain BLY EMEA UK Holdings Ltd 62,357,278 Uncertain Boart Longyear Columbia S.A.S. 1,579,868 Uncertain Boart Longyear (Cambodia) Ltd 1,406 Uncertain Boart Longyear Company 192,543,392 Uncertain Boart Longyear Comercializadora Limitada 24,164,417 Uncertain Boart Longyear Chile Limitada 6,601,127 Uncertain Boart Longyear BV 18,454,192 Uncertain Boart Longyear Suisse Sarl 74,956 Uncertain Boart Longyear Financial Services SAR 20,414 Uncertain Boart Longyear Saudi Arabia Ltd 27,863 Uncertain Grimwood Davies Pty Ltd 53,115,861 Uncertain Drillcorp Pty Limited 130,006,583 Uncertain ASIC Form 507 30 January 2012 Page 11 of 11

Australian Securities & Investments Commission Form 507 Corporations Act 2001 421A(1) & (2), 429(2)(b) & (c), 475(1) & (7), 497(5) Report as to affairs Related forms: 507A Statement verifying report under s475(1) 911 Verification or certification of a document If there is Insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement Company details Company name Boart Longyear Australia Pty Ltd ACN/ABN 000 401 025 Lodgement details Who should ASIC contact if there is a query about this form? ASIC registered agent number (if a applicable) An image of this form will be available as part of the public register. Firm/organisation Ashurst Australia Contact name/position description Telephone number (during business hours) Ged Kane/ Associate (02) 9258 6808 Email address (optional) Ged.kane@ashurst.com Postal address Ashurst Australia, 5 Martin Place Suburb/City State/Territory Postcode SYDNEY NSW 2000 Directions This report is to be made as at the following dates: (a) where prepared by the managing controller under s421 A(1) — a day not later than 30 days before the day when it is prepared (b) where submitted to a controller under s429(2) — the control day, or (c) where submitted to a liquidator or to a provisional liquidator under s475(1) — the date of the winding–up order or, if the liquidator specifies an earlier date, that date. This report is to be submitted by, and verified by a statement in writing made by, the following person, in accordance with Form 507A — where the statement is made out for the purposes of s475(1) — a person referred to In that subsection. Regulation 5.2.01 requires the copy of this report that is lodged with the Australian Securities and Investments Commission to be certified in writing as a true copy of the original report: (a) for a copy lodged for the purposes of s429(2)(c) — by the controller of property of the corporation: or (b) for a copy lodged for the purposes of s475(7) — by the liquidator/provisional liquidator of the company. NOTE: Form 911 is prescribed for this purpose. ASIC Form 507 30 January 2012

1 Reason for report To be completed by the external administrator or □ Managing controller of property—s421A(1) ASIC internal form code person who must lodge this form with ASIC If a receiver and manager Date of appointment 507G [D D] [M M] [Y Y] If a person who is in possession, or has control of the property for the purpose of enforcing a security interest Date when person took control 507H [D D] [M M] [Y Y] Appointment of controller — s429(2)(b) Under s429(2)(c)(i) a notice setting out any comments relating to the report, or a statement that no comment is made, should accompany the report. A Form 911 Verification or certification of a document should also be lodged. Date of receipt of report 507F [D D] [M M] [Y Y] Appointment of liquidator/provisional liquidator by the Court — s475(1) A Form 911 Verification or certification of a document should also be lodged Date of receipt of report 507C [D D] [M M] [Y Y] Appointment of liquidator — creditors voluntary winding-up — s497(5) 507D Date report was received by liquidator [D D] [M M] [Y Y] ASIC Form 507 30 January 2012

2 Assets and liabilities Date specified under the relevant section as the date of report (see Directions on page 1) 31 / 03 / 17 [D D] [M M] [Y Y] 2.1 Assets not specifically charged Valuation Estimated (net book amount) Realisable Values USD USD (a) interest in land as detailed in schedule A Nil Nil (b) sundry debtors as detailed in schedule B 195,770,018 Uncertain (c) cash on hand 129 Uncertain (d) cash at bank 3,566,872 Uncertain (e) stock as detailed in annexed inventory 26,945,550 Uncertain (f) work in progress as detailed in annexed inventory 893,066 Uncertain (g) plant and equipment as detailed in inventory Nil Nil (h) other assets as detailed In schedule C 82,497 Uncertain Sub Total 227,258,132 Uncertain ASIC Form 507 30 January 2012

2 Continued… Assets and liabilities Valuation Estimated (net book amount) Realisable Values USD USD 2.2 Assets subject to specific security interests, as specified in schedule D excluding PPSR security assets 16,347,941 Uncertain Less amounts owing as detailed in schedule D excluding amounts owed to PPSR security creditors Nil Nil Total Assets 16,347,941 Uncertain Total Estimated Realisable Values 243,606,073 Uncertain 2.3 Less payable in advance of secured creditor(s) (6,604,056) (6,604,056) Amounts owing for employee entitlements as detailed in schedule E 2.4 Less amounts owing and secured by debenture or circular security interest over assets Nil Nil 2.5 Less preferential claims ranking behind secured creditors as detailed in schedule F Nil Nil 2.6 Balances owing to partly secured creditors as detailed in schedule G Nil Nil Total Claims (6,604,056) Security Held 237,002,017 2.7 Creditors (unsecured) as detailed in schedule H including creditors with PPSR security interests (99,413,496) (99,400,674) Amount claimed (99,413,496) 2.8 Contingent assets Estimated to produce as detailed in schedule I (Uncertain) 735,001,960 Uncertain 2.9 Contingent liabilities Estimated to rank as detailed in schedule J (Uncertain) (737,052,676) Uncertain Estimated deficiency or Estimated surplus Subject to costs of administration or Subject to costs of liquidation Share capital AUD 296,559,926 Issued 296,559,926 Paid Up AUD 296,559,926 ASIC Form 507 30 January 2012

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedules A, B, C are to show the method and manner of arriving at the valuation of the assets. SCHEDULE A—INTERESTS IN LAND Address and (1) Valuation Estimated Valuation for Particulars of Where possession Short particulars description of realisable value rating purposes tenancy of deeds may be of title property obtained USD USD USD N/A SCHEDULE B-SUNDRY DEBTORS (INCLUDING LOAN DEBTORS) Name and address of debtor Amount owing Amount realisable Deficiency Particulars of security Explanation of USD USD USD (if any) held deficiency Trade receivables * The name and address of each trade debtor is set out in Appendix 1 14,667,192 14,667,192 Uncertain Nil Trade receivable adjustment 3,482,747 3,482,747 Uncertain Nil Inter-company receivables ** Boart Longyear Burkina Faso Sarl 1,808,945 Uncertain Uncertain Nil BLY Mali SA 1,336,458 Uncertain Uncertain Nil PT Boart Longyear 827,586 Uncertain Uncertain Nil Boart Longyear Manufacturing And Distribution Inc. 681,622 Uncertain Uncertain Nil Boart Longyear Limitada (Brazil) 524,029 Uncertain Uncertain Nil Boart Longyear Chile Ltda 491,869 Uncertain Uncertain Nil Boart Longyear Canada. ULC 261,906 Uncertain Uncertain Nil Geoserv Pesquisas Geologicas SA 233,887 Uncertain Uncertain Nil Boart Longyear (Drc) Sprl 153,137 Uncertain Uncertain Nil BLY Ghana Limited 67,811 Uncertain Uncertain Nil Boart Longyear Senegal Sarl 56,665 Uncertain Uncertain Nil Longyear South Africa (Pty) Ltd 51,935 Uncertain Uncertain Nil Boart Longyear (NZ) Limited 32,238 Uncertain Uncertain Nil Boart Longyear Drilling Products (Wuxi) Co Ltd 9,131 Uncertain Uncertain Nil Boart Longyear International BV 2,553 Uncertain Uncertain Nil Boart Longyear Company 2,228 Uncertain Uncertain Nil Boart Longyear Suisse Sarl (Singapore) 53,955 Uncertain Uncertain Nil Boart Longyear Limited 1,164 Uncertain Uncertain Nil ASIC Form 507 30 January 2012

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedules A, B, Care to show the method and manner of arriving at the valuation of the assets. SCHEDULE B-SUNDRY DEBTORS (INCLUDING LOAN DEBTORS) (CONT) Name and address of debtor Amount owing USD Amount realisable USD Deficiency USD Particulars of security (if any) held Explanation of deficiency Inter-company receivables (cont) ** Boart Longyear LLC - Russia 607 Uncertain Uncertain Nil Boart Longyear Sac 549 Uncertain Uncertain Nil Boart Longyear Suisse Sarl (Belgium) 519 Uncertain Uncertain Nil Boart Longyear Suisse Sarl (Switzerland) 942 Uncertain Uncertain Nil Boart Longyear Zambia Ltd 1,982 Uncertain Uncertain Nil FX Revaluation 978,216 Uncertain Uncertain Nil Inter-company loans** Votraint No. 1609 Pty Ltd 166.964,350 Uncertain Uncertain Nil Boart Longyear Management Pty Ltd 3,075,795 Uncertain Uncertain Nil Note *: Amount realisable from trade receivables is an estimate only Note**: Address for all Inter-company debtors is 2640 West 1700 South. SALT LAKE CITY UT 84104, UNITED STATES SCHEDULE C-OTHER ASSETS Description of deposit or investment Amount Cost Realisable USD USD Miscellaneous GST on bad debt provisions 31,899 Uncertain Long term financial assets 50,598 Uncertain ASIC Form 507 30 January 2012

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D–ASSETS SUBJECT TO SECURITY INTERESTS Description of Date Description of Holder of Terms of Valuation Estimated Amount owing asset security security interest security interest repayment realisable under security interest value interest given USD USD USD Assets subject to specific security interests Shareholdings in ACN 066 301 531 Pty Ltd and Boart Longyear Holdings (Thailand) Co. Ltd 24-Oct-14 First ranking charge over non-working capital assets ("NWCA") Willington Trust, National Association as Administrative Agent for the Term Loan B Guarantor of the obligations of Boart Longyear Management Pty Ltd. 586,330 Uncertain Nil Plant and equipment detailed in Appendix 2 Securities Agreement ("BLYM") 15,761,611 Uncertain As above 27-Sep-13 First ranking charge over NWCA U.S Bank National Association as Trustee and Collateral Agent of the 10% Senior Secured Notes Guarantor of the obligations of BLYM Nil As above 21-Oct-14 Second ranking charge over NWCA Willington Trust, National Association as Administrative Agent for the Term Loan A Securities Agreement Guarantor of the obligations of BLYM Nil As above 1-May-15 Third ranking charge over NWCA PNC Bank, National Association in its capacity as ABL Agent for the Asset Back Loan Intercreditor Agreement Guarantor of the obligations of BLYM Nil 16-Mar-17 Willington Trust, National Association Guarantor of the obligations of BLYM Nil ASIC Form 507 30 January 2012

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D–ASSETS SUBJECT TO SECURITY INTERESTS (CONTINUED) Description of asset Date security interest given Description of security interest Holder of security interest Terms of repayment Valuation USD Estimated realisable value USD Amount owing under security interest USD Amounts owing and secured by debenture or circular security interest The assets specified at paragraph 2.1 1-May-15 First ranking charge over working capital assets ("WCA") PNC Bank, National Association in its capacity as ABL Agent for the Asset Back Loan Guarantor of the obligations of BLYM 227,258,132 Uncertain Nil As above 21-Oct-14 Second ranking charge over WCA Willington Trust, National Association as Administrative Agent for the Term Loan A Securities Agreement Guarantor of the obligations of BLYM Nil As above 27-Sep-13 Third ranking charge over WCA U.S Bank National Association as Trustee and Collateral Agent of the 10% Senior Secured Notes Guarantor of the obligations of BLYM Nil As above 24-Oct-14 Third ranking charge over WCA Willington Trust, National Association as Administrative Agent for the Term Loan B Securities Agreement Guarantor of the obligations of BLYM Nil 16-Mar-17 Willington Trust, National Association Guarantor of the obligations of BLYM Nil ASIC Form 507 30 January 2012

2 Continued... Assets and liabilities SCHEDULES If this report is made for the purposes of subsection 497(5), Schedule D is to show the method and manner of arriving at the valuation of the assets. SCHEDULE D–ASSETS SUBJECT TO SECURITY INTERESTS (CONT) Description of asset Date security interest given Description of security interest Holder of security interest Terms of repayment Valuation Estimated realisable value Amount owing under security interest USD USD USD PPSR* Motor Vehicles Various Various Various Unavailable Unavailable Unavailable Unavailable Other goods Various Various Various Unavailable Unavailable Unavailable Unavailable Note*: PPSR Each "Motor Vehicle" and "Other Goods" security interest as registered on the Personal Property Securities Register is set out in Appendices 3 and 4 SCHEDULE E–CLAIMS BY EMPLOYEES Employee’s name and address Wages * Holiday pay Long service leave Estimated liability USD USD USD USD The name and place of residence of each employee is set out in Appendix 5 (1,719,099) (1,904,256) (2,980,701) (6,604,056) Note*: Wages Includes wages, bonuses and superannuation SCHEDULE F—PREFERENTIAL CREDITORS (OTHER THAN THOSE DETAILED IN SCHEDULE E) Name and address of preferential creditor Description of amount owing Amount owing USD N/A ASIC Form 507 30 January 2012

2 Continued... Assets and liabilities Name and address of creditor Particulars of security held Name of security Estimated value of security Amount owing to creditor Amount estimated to rank as unsecured USD USD USD AC Adelaide Industrial CT Pty Limited 16 Eagle Drive, Jandakot WA Bank Guarantee 995,037 Nil Nil SCHEDULE H–UNSECURED CREDITORS Name and address of creditor* Amount claimed by creditor USD Amount admitted as owing USD Reasons for difference between amount claimed and admitted (if any) Trade payables The name and address of each trade creditor is set out in Appendix 6 (4,168,584) (4,168,584) N/A Intercompany payables* BLY Mali SA (35,671) (35,671) N/A Boart Longyear (NZ) Limited (1,224) (1,224) N/A Boart Longyear Burkina Faso Sarl (691) (691) N/A Boart Longyear Company (74,749) (74,749) N/A Boart Longyear Drilling Products (Wuxi) Co Ltd (270) (270) N/A Boart Longyear Manufacturing And Distribution Inc. (1,372,847) (1,372,847) N/A Boart Longyear Manufacturing And Distribution Inc. (802,471) (802.471) N/A (Canada) Boart Longyear Manufacturing And Distribution Inc. (307,064) (307,064) N/A (Germany) Boart Longyear Manufacturing And Distribution Inc. (966,169) (966,169) N/A (Poland) Boart Longyear Saudi Arabia Ltd (4,361) (4,361) N/A Boart Longyear Senegal Sarl (2,215) (2,215) N/A Pt Boart Longyear (22,307) (22,307) N/A Boart Longyear Bv (7,617) (7,617) N/A Boart Longyear Llc - Russia Ooo (2,563) (2,563) N/A Boart Longyear Suisse Sarl (Poland) (1,674) (1,674) N/A Boart Longyear Suisse Sarl (Belgium) (525) (525) N/A Bly Sierra Leone Ltd (293) (293) N/A Boart Longyear Poland Spolka Zoo (81) (81) N/A Boart Longyear Canada (69) (69) N/A Accounts payable intercompany adjustment (1,733,002) (1,733,002) N/A ASIC Form 507 30 January 2012

2 Continued... Assets and liabilities Name and address of creditor* Amount claimed by creditor USD Amount admitted as owing USD Reasons for difference between amount claimed and admitted (if any) Intercompany loans* Boart Longyear Management Pty Ltd (16,838,255) (16,838,255) N/A Boart Longyear Limited (Thailand) (2,773,472) (2,773,472) N/A North West Drilling Pty Limited (23,194,612) (23,194,612 N/A Boart Longyear Limited (43,685,569) (43,685,569) N/A Accrued liabilities Audit Fees (78,825) (78,825) N/A Commissions - Third Party (49,311) (49,311) N/A Deferred Revenue (93,000) (93,000) N/A Drilling Svc Job Costs (129,238) (129,238) N/A Liabilities - Other GRNI (794,404) (794,404) N/A Liability - Inventory Received (121,035) (121,035) N/A Materials & Supplies (111,445) (111,445) N/A Sales Volume Rebates (145,174) (145,174) N/A Workers Compensation (303,812) (303,812) N/A Office of State Revenue (Multiple) (548,176) (548,176) N/A ATO, 32 Martin Place, Sydney (795,579) (795,579) N/A Advance Payments Received (247,142) (247,142) N/A Note*: Address for all group creditors is 2640 West 1700 South, SALT LAKE CITY UT 84104. UNITED STATES SCHEDULE I—CONTINGENT ASSETS Description of asset Gross asset Estimated to produce USD USD Potential claims against Boart Longyear Management Pty Ltd ("BLYM'') as the principal creditor and the co-guarantors of BLYM's obligations under the 7s, 10s, ABL, TLA and TLB debt facilities. A list of the co-guarantors and the facilities are shown in Schedule J. No more than 735,001,960 Uncertain ASIC Form 507 30 January 2012

2 Continued... Assets and liabilities SCHEDULE J—CONTINGENT LIABILITIES Name and address of creditor Nature of liability Gross liability Estimated rank for USD USD Debt facilities U.S Bank National Association 170 South Main Street, Suite 200 Salt Lake City, Utah 84101 Unsecured guarantee of Boart Longyear Management Pty Ltd’s ("BLYM") obligations under the 7% Senior Notes ("7s") debt facility 281,672,476 Uncertain U.S Bank National Association 170 South Main Street, Suite 200 Salt Lake City, Utah 84101 Secured guarantee of BLYM's obligations under the 10% Senior Secured Notes ("10s") debt facility 193,745,047 Uncertain PNC Bank, National Association, 2100 Ross Avenue, Suite 1850 Dallas, Texas 75201 Secured guarantee of BLYM's obligations under the Asset Backed Loan ("ABL") debt facility 17,396,571 Uncertain Willington Trust, National Association, c/- Minter Ellison Lawyers, Aurora Place, 88 Phillip Street, Sydney NSW 2000 Partly secured guarantee of BLYM's obligations under the Term Loan A (“TLA") debt facility 109,456,643 Uncertain Willington Trust, National Association, c/- Minter Ellison Lawyers, Aurora Place, 88 Phillip Street, Sydney NSW 2000 Partly secured guarantee of BLYM's obligations under the Term Loan B (“TLB") debt facility 132,731,223 Uncertain Related entities - all debt facilities * Votraint No. 1609 Pty Limited Boart Longyear Limited Longyear Holdings, Inc. Potential claims for contribution by co-guarantors of BLYM's obligations under the 7s, 10s, ABL, TLA and TLB debt facilities No more than 735,001,960 Uncertain Longyear TM, Inc. Longyear TM, Inc. Boart Longyear Company Boart Longyear Manufacturing and Distribution Inc. (f/k/a Boart Longyear Manufacturing USA Inc.) Boart Longyear Canada Longyear Canada, ULC Boart Longyear Manufacturing Canada Ltd, Boart Longyear Suisse Sarl Boart Longyear Chile Limitada Boart Longyear Comercializadora Limitada Boart Longyear S.A.C. Related entities – limited debt facilities * BLY IP, Inc Potential claim for contribution by co- guarantor of BLYM's obligations under the TLA and TLB debt facilities No more than 242,187,866 Uncertain Miscellaneous Various Rent for residual term of properly leases 2,050,716 Uncertain Note *: Address for all related entity and miscellaneous contingent creditors is 2640 West 1700 South, SALT LAKE CITY UT 84104, UNITED STATES ASIC Form 507 30 January 2012

3 Annexure For the purposes of the statement in Form 507A only. *Strike out whichever is inapplicable This is the annexure of ___ pages marked "A" referred to in the Statement verifying report signed by me*/us* and dated as follows. Date of the Statement verifying report / / [D D] [M M] [Y Y] Each signatory must complete Name and sign a copy of Form 507A Statement verifying report under s475(1) to be lodged with Signature Form 507 Name Signature Name Signature Certification I certify that the particulars contained in the above report as to affairs are true to the best of my knowledge and belief. Name FABRIZIO RASETTI Capacity DIRECTOR + SECRETARY Signature Date signed 2 1 / 0 4 / 1 7 [D D] [M M] [Y Y] Lodgement Send completed and signed forms to: For more information Australian Securities and Investments Commission, Web www.asic.gov.au PO Box 4000, Gippsland Mail Centre VIC 3841. Need help? www.asic.gov.au/question Telephone 1300 300 630 Or lodge the form online by visiting the ASIC website www.asic.gov.au ASIC Form 507 30 January 2012

Inventory

INVENTORY —STOCK AND WORK IN PROGRESS

		Estimated
		reaslisable
	Valuation	value
Inventory class	USD	USD
Raw Materials	176,878	Uncertain
Finished Goods	19,637,642	Uncertain
Inventory in Transit	7,860,830	Uncertain
Coring Rods	786,669	Uncertain
Inventory Reserve	(1,516,469)	Uncertain

		Estimated
		reaslisable
	Valuation	value
Work in progress class	USD	USD
Standard Manufacturing	1,246	Uncertain
Material	675,236	Uncertain
Material Overhead	76,411	Uncertain
Resource	96,929	Uncertain
Outside Processing	(11,753)	Uncertain
Resource Overheads	54,997	Uncertain

ASIC Form 507	30 January 2012	Page 1 of 1

Appendix 1

SCHEDULE B—SUNDRY DEBTORS (INCLUDING LOAN DEBTORS)

(Trade receivables)

			Amount
			realisable		Particulars of
		Amount owing	(estimate)	Deficiency	security (if any)	Explantion of
Name	Address	USD	USD	USD	held	deficiency

Abc Products (Rocky) Pty Ltd	Po Box 5749 Central Queensland QLD 4702	129,373	129,373	Nil	Nil	N/A
Atlas Copco Australia Pty Ltd	Po Box 6444 Blacktown NSW 2148	6,968	6,968	Nil	Nil	N/A
Australian Contract Mining Pty Ltd	Po Box 1063 West Perth WA 6872	74,014	74,014	Nil	Nil	N/A
Barminco Ltd	Locked Bag 2500 WA 6936	189,491	189,491	Nil	Nil	N/A
Endeavour Coal Pty Ltd	Gpo Box 2352 Adelaide SA 5001	260	260	Nil	Nil	N/A
D & B Supplies	Po Box 2490 Boulder WA 6432	24,820	24,820	Nil	Nil	N/A
Drillers World Aust Pty Ltd	Po Box 142 Berowra NSW 2081	9,945	9,945	Nil	Nil	N/A
Titeline Drilling Pty Ltd	Po Box 1189 Wendouree Village VIC 3355	97,745	97,745	Nil	Nil	N/A
Ground Test Pty Ltd	Po Box 472 West Ryde NSW 2114	45	45	Nil	Nil	N/A
Metropolitan Collieries Pty Ltd	Gpo Box 5101 Brisbane QLD 4000	3,640	3,640	Nil	Nil	N/A
Lennard Drilling Pty Ltd	8 Bonnick Road Gympie QLD 4570	7,209	7,209	Nil	Nil	N/A
Foraco Australia Pty Ltd	Po Box 173 Welshpool Dc WA 6986	890	890	Nil	Nil	N/A
Mount Isa Mines Ltd	Private Mail Bag 6 Mount Isa QLD 4825	32,317	32,317	Nil	Nil	N/A
Perilya Broken Hill Ltd	Po Box 5001 Broken Hill NSW 2880	9,834	9,834	Nil	Nil	N/A
Starwest Pty Ltd	Po Box 677 Heathcote VIC 3523	5,853	5,853	Nil	Nil	N/A
Swick Mining Services Pty Ltd	Po Box 74 Guildford WA 6935	1,571,869	1,571,869	Nil	Nil	N/A
T & C Hedges Consulting Pty Ltd T A Cks Engineerin	Po Box 422 Stawell	8,430	8,430	Nil	Nil	N/A
Wallis Drilling Co Pty Ltd	54 Beaconsfield Av Midvale WA 6056	2,319	2,319	Nil	Nil	N/A
Numac Drilling Services Pty Ltd	Po Box 502 Altona North VIC 3025	4,561	4,561	Nil	Nil	N/A
South Western Drilling Pty Ltd	59-63 Wood Street South Geelong VIC 3220	3,586	3,586	Nil	Nil	N/A
Ddh1 Drilling Pty Ltd	123 Stirling Highway North Fremantle WA 6159	735,938	735,938	Nil	Nil	N/A
Sandvik Mining And Construction Australia Pty Ltd	Locked Bag 6 Milton Bc QLD 4064	56,646	56,646	Nil	Nil	N/A
West Core Drilling Pty Ltd	Po Box 3035 Bassendean WA 6942	1,446	1,446	Nil	Nil	N/A
Hagstrom Drilling Pty Ltd	29 Sorbonne Crescent Canningvale WA 6155	4,698	4,698	Nil	Nil	N/A
Terra Drilling Pty Ltd	Po Box 2529 Boulder WA 6432	11,090	11,090	Nil	Nil	N/A
Petersons Industries Pty Ltd	1 Gumbowie Avenue Edwardstown SA 5039	94	94	Nil	Nil	N/A
Drilltec Pty Ltd	Po Box 401 Morwell VIC 3840	1,593	1,593	Nil	Nil	N/A
Ausdrill Northwest Pty Ltd	20-22 Gauge Circuit Canning Vale WA 6155	1,343	1,343	Nil	Nil	N/A
A J Lucas Coal Technologies	Locked Bag 1670 North Ryde Be NSW 2113	184,542	184,542	Nil	Nil	N/A
Central Queensland Exploration Drilling	Po Box 1027 Yeppoon QLD 4703	454	454	Nil	Nil	N/A
Drill Equip Pty Ltd	Unit 5/42 Banksia Road Welshpool WA 6106	2,244	2,244	Nil	Nil	N/A
Edm Supplies Pty Ltd	Po Box 9861 Frenchville QLD 4701	371	371	Nil	Nil	N/A
Ausdrill Ltd	Po Box 2131 Boulder WA 6432	24,543	24,543	Nil	Nil	N/A

ASIC Form 507	30 January 2012	Page 1 of 5

Appendix 1

SCHEDULE B—SUNDRY DEBTORS (INCLUDING LOAN DEBTORS)

(Trade receivables)

			Amount
			realisable		Particulars of
		Amount owing	(estimate)	Deficiency	security (if any)	Explantion of
Name	Address	USD	USD	USD	held	deficiency

Core Drilling Services Pty Ltd	24 Emerald Rd Maddington WA 6109	33,392	33,392	Nil	Nil	N/A
Australian Mineral & Waterwell Drilling	193 Yambil St Griffith NSW 2680	(61)	(61)	Nil	Nil	N/A
National Drilling Equipment Pty Ltd	27 Walters Way Forrestfield WA 6058	14,502	14,502	Nil	Nil	N/A
Australian Exploration Engineering	404 Orrong Road Welshpool WA 6106	6,269	6,269	Nil	Nil	N/A
Gn Drill-Tech Trading Sdn Bhd	30-1-2, Jalan 1/101C, Cheras Business Centre Kuala Lumpur SA 56100	(10,037)	(10,037)	Nil	Nil	N/A
Pt Indoboreq	Jalan Wahid Hasyim 42 Jakarta 10340	27,618	27,618	Nil	Nil	N/A
Msm Group Llc	Po Box 154 Ulaanbaatar NSW 211213	135,210	135,210	Nil	Nil	N/A
Porgera Joint Venture	Po Box 7050 Cairns QLD 4870	30,637	30,637	Nil	Nil	N/A
Pt Pontil Indonesia	Gedung 18 Office Park, 21St Floor Unit 21C Pasar Minggu-Jakarta Selatan 12520	562,707	562,707	Nil	Nil	N/A
Semirara Mining & Power Corporation	Semirara, Caluya, Antique 5700 Makati City	96,532	96,532	Nil	Nil	N/A
Super Abrasive Diamond Tools Ltd	Po Box 1326 Pukekohe NSW 2340	11,666	11,666	Nil	Nil	N/A
Foraco Pacifique	5 Rue Saint Pierre Noumea Cedex 98863	788	788	Nil	Nil	N/A
Major Drilling Mongolia Xxk	Po Box - 28/462, 1St Floor, Ulaanbaatar 15140	4,762	4,762	Nil	Nil	N/A
Pre-Mat Drilling Supplies Pte Ltd	48 Toh Guan Road East 06-107 Enterprise Singapore WA 608586	2,553	2,553	Nil	Nil	N/A
Construction Mining Solutions Pte Ltd	31 Cantonment Road Singapore 89747	8,594	8,594	Nil	Nil	N/A
C. Melchers & Co.(Thailand) Ltd.	15Th Floor, Sorachai Building, Bangkok 10110	2,833	2,833	Nil	Nil	N/A
International Purveyors Inc	Po Box 616 Cairns QLD 4870	50	50	Nil	Nil	N/A
Hirado Kinzoku Kogyo Co Ltd	6-22-37 Tsukiguma, Hakata-Ku Fukuoka 812-0858	2,117	2,117	Nil	Nil	N/A
Kcgm Pty Ltd	Accounts Payable D Kalgoorlie WA 6430	63,020	63,020	Nil	Nil	N/A
Quarry Mining & Construction Equipment Pty Ltd	9/14 Yangan Drive Beresfield NSW 2322	109,144	109,144	Nil	Nil	N/A
Cream Mining Pty Ltd	Po Box 1801 Broome WA 6725	1,237	1,237	Nil	Nil	N/A
Nifty Copper Pty Ltd	Po Box 1959 West Perth WA 6872	122,228	122,228	Nil	Nil	N/A
Pybar Mining Services Pty Ltd	1668-1670 Forest Road Orange NSW 2800	398,348	398,348	Nil	Nil	N/A
Carpentaria Gold Pty Ltd	Level 4 Perth WA 6000	36,723	36,723	Nil	Nil	N/A
Hoang Viet Equip & Tech Service Co Ltd	1013 Giai Phong Hanoi	32,816	32,816	Nil	Nil	N/A
Bhp Billiton Olympic Dam Corp Pty Ltd	Shared Services Centre Adelaide SA 5001	776,770	776,770	Nil	Nil	N/A
Hmr Drilling Services Pty Ltd	Po Box 1657 Kalgoorlie WA 6433	83,395	83,395	Nil	Nil	N/A

ASIC Form 507	30 January 2012	Page 2 of 5

Appendix 1

SCHEDULE B—SUNDRY DEBTORS (INCLUDING LOAN DEBTORS)

(Trade receivables)

			Amount
			realisable		Particulars of
		Amount owing	(estimate)	Deficiency	security (if any)	Explantion of
Name	Address	USD	USD	USD	held	deficiency

Fmr Investments Pty Ltd	Suite 11, Level 2 South Perth WA 6951	52,117	52,117	Nil	Nil	N/A
Superior Pump Technologies	23/31 Governor Macquarie Drive Chipping Norton NSW 2170	344	344	Nil	Nil	N/A
East West Drilling & Mining Supplies Pty Ltd	1 Spratt Road Caboolture QLD 4510	574,346	574,346	Nil	Nil	N/A
Radco Group Australia Pty Ltd	27 Carlisle Row Fishing Point NSW 2283	2,133	2,133	Nil	Nil	N/A
Australian Underground Drilling	132 Point Walter Road Bicton WA 6157	87,583	87,583	Nil	Nil	N/A
Oz Minerals Prominent Hill Operations Pty Ltd	Level 1, 162 Greenhill Road Parkside SA 5063	296,425	296,425	Nil	Nil	N/A
Pilbara Iron Company (Services) Pty Ltd	Accounts Payable Pilbara Iron Co Tuggerranong NSW 2091	2,094,656	2,094,656	Nil	Nil	N/A
Action Drill & Blast	Po Box 592 Welshpool WA 6986	18,191	18,191	Nil	Nil	N/A
Fugro Geotechnical Services Limited	8-10, 10/F., Worldwide Industrial Centre, 43- 47 Shan Mei Street Fo Tan	277	277	Nil	Nil	N/A
Industrea Mining Equipment	Lot 3 Corner Of Tyson Road And Capricorn Hwy Emerald QLD 4720	43,485	43,485	Nil	Nil	N/A
Deep Exploration Technologies Crc	26 Butler Boulevard SA 5950	301,889	301,889	Nil	Nil	N/A
Quickturn Engineering	32 Harris Rd Malaga WA 6090	4,707	4,707	Nil	Nil	N/A
Minexplore Trading Services Inc.	Minexplore Trading Services Inc. BIk.2 Lot 5 Gumamela Street Paranaque City 1713	460	460	Nil	Nil	N/A
First Drilling Group	38 Truganina Road Malaga WA 6090	284	284	Nil	Nil	N/A
Quest Exploration Drilling (Philippines) Inc.	Unit 1501 Robinsons Equitable Tower Adb Ave Ortigas Center Pasig City 1605	756	756	Nil	Nil	N/A
Drillmech Pty Ltd	32 Davison Street Maddington WA 6109	9,152	9,152	Nil	Nil	N/A
Maca Mining Pty Ltd	45 Division Street Welshpool WA 6106	5,707	5,707	Nil	Nil	N/A
Srg Mining (Australia) Pty Ltd	Level 1, 338 Barker Road Subiaco WA 6008	1,186	1,186	Nil	Nil	N/A
Globaltech Corp Pty Ltd	Po Box 1703 Canningvale WA 6970	2,049	2,049	Nil	Nil	N/A
Arrium Mining And Materials	Po Box 21 Whyalla SA 5600	761,352	761,352	Nil	Nil	N/A
Mccullochs Hydraulic Engineers	Po Box 17 Bendigo VIC 3552	3,522	3,522	Nil	Nil	N/A
Mdgi Philippines Inc.	Unit A, Block 10, Lot 1, Golden Mile Ave Corner 6Th St. Carmona QLD 4116	38,077	38,077	Nil	Nil	N/A
Northparkes Mine	Po Box 995 Parkes NSW 2870	259,512	259,512	Nil	Nil	N/A
Rock On Ground Pty Ltd	Po Box 1718 Malaga WA 6944	7,239	7,239	Nil	Nil	N/A
Nqm Gold 2 Pty Ltd	Po Box 1435 Charters Towers QLD 4820	33,663	33,663	Nil	Nil	N/A
Matrix Drilling Pty Ltd	Atft A, M & P Mercuri Unit Trust Wantirna South VIC 3152	1,936	1,936	Nil	Nil	N/A

ASIC Form 507	30 January 2012	Page 3 of 5

Appendix 1

SCHEDULE B—SUNDRY DEBTORS (INCLUDING LOAN DEBTORS)

(Trade receivables)

			Amount
			realisable		Particulars of
		Amount owing	(estimate)	Deficiency	security (if any)	Explantion of
Name	Address	USD	USD	USD	held	deficiency
Ozland Drilling And Blasting Services Pty Ltd	7 Hensbrook Loop Forrestdale WA 6112	20,917	20,917	Nil	Nil	N/A
Strategic Drilling Services	Po Box 98 Ivanhoe VIC 3079	29,519	29,519	Nil	Nil	N/A
Srs Drilling Pty Ltd T/A Star Drilling	184 Holt Parade Thomastown VIC 3074	118,944	118,944	Nil	Nil	N/A
Minexplore Hong Kong Ltd	Unit 1010 Miramar Tower Hong Kong	22,252	22,252	Nil	Nil	N/A
Challenger Gold Operations Pty Ltd	Po Box 453 Torrensville SA 5067	316,651	316,651	Nil	Nil	N/A
Indochina Geotechnics Jsc	Cong Ty Cp Dia Ky Thuat Dong Duong Ha Noi 10000	27,896	27,896	Nil	Nil	N/A
Andy Well Mining Pty Ltd	Po Box 284 West Perth WA 6872	244,785	244,785	Nil	Nil	N/A
Mckay Drilling	42 Prestige Parade Wangara WA 6065	161,820	161,820	Nil	Nil	N/A
Dilong Drilling Services	12 Lysaght St Acacia Ridge QLD 4110	52,014	52,014	Nil	Nil	N/A
Gsm Mining Company Pty Ltd	Locked Bag 15 East Perth WA 6850	416,958	416,958	Nil	Nil	N/A
Axis Mining Technology Pty Ltd	Unit 2, 47 Mccoy St Myaree WA 6154	2,301	2,301	Nil	Nil	N/A
Groundwave Drilling Services Pty Ltd	Po Box 6455 Highton VIC 3216	43,079	43,079	Nil	Nil	N/A
Mitchell Operations Pty Ltd	Po Box 3250 Darra QLD 4076	119,041	119,041	Nil	Nil	N/A
Integrated Industrial Mining Supplies	Po Box 699 Belmont WA 6984	10,604	10,604	Nil	Nil	N/A
Redbeam Enterprises Pty Ltd T/A Wt Hydraulics	Po Box 1452 Bibra Lake Dc WA 6965	10	10	Nil	Nil	N/A
Bm Alliance Coal Operations Pty Ltd	Bma Crinum Mine Emerald QLD 4170	1,235,596	1,235,596	Nil	Nil	N/A
Flexidrill Construction Ltd	28B Washdyke Flat Road Timaru TAS 7910	(4,133)	(4,133)	Nil	Nil	N/A
Stock Xchange	Po Box 1106 West Perth	1,462	1,462	Nil	Nil	N/A
Eternal Mining Co. Ltd.	40, Shwe Thara Phee Yeik Mon Housing	35,264	35,264	Nil	Nil	N/A
Bgc Contracting Pty Ltd	Bgc Koolyanobbing Mining Services Osborne Park WA 6017	54,587	54,587	Nil	Nil	N/A
Titeline Drilling International Pty Ltd	3 Production Drive Alfredton VIC 3350	2,765	2,765	Nil	Nil	N/A
Downhole Surveys	Po Box 357 Bentley WA 6982	50,163	50,163	Nil	Nil	N/A
Murchison Blasting Services	41 Carra Place Wanneroo WA 6065	20,834	20,834	Nil	Nil	N/A
Westauz Mining Pty Ltd	3 O'Byrne Crescent Broadwood WA 6430	4,049	4,049	Nil	Nil	N/A
Berendsen Fluid Power Pty Ltd (Australia)	31 Powers Road Seven Hills	25,601	25,601	Nil	Nil	N/A
Drc Drilling Pty Ltd	Po Box 8 Dubbo NSW 2830	36,230	36,230	Nil	Nil	N/A
Terratest	81 Egerton Street Silverwater NSW 2128	3,201	3,201	Nil	Nil	N/A
Jarahfire Drilling	62 Oroya Street Boulder WA 6432	23,530	23,530	Nil	Nil	N/A
Hahn Electrical Contracting Pty Ltd	Po Box 1624 Kalgoorlie WA 6430	4,580	4,580	Nil	Nil	N/A
Ausdrill International & Management Services Pty L	Po Box 1540 Canning Vale	19,997	19,997	Nil	Nil	N/A

ASIC Form 507	30 January 2012	Page 4 of 5

Appendix 1

SCHEDULE B—SUNDRY DEBTORS (INCLUDING LOAN DEBTORS)

(Trade receivables)

			Amount
			realisable		Particulars of
		Amount owing	(estimate)	Deficiency	security (if any)	Explantion of
Name	Address	USD	USD	USD	held	deficiency
Evolution Mining Pty Ltd	Level 28 Sydney NSW 2000	642,673	642,673	Nil	Nil	N/A
St Ives Gold Mining Company Pty Ltd	Level 5, 50 Colin Street West Perth WA 6005	153,165	153,165	Nil	Nil	N/A
Budd Exploration Drilling	181 Anderson Road Echunga SA 5251	20,368	20,368	Nil	Nil	N/A
Australian Nickel Investments Pty Ltd	Level 2, 2 Kings Park Road West Perth WA 6005	942	942	Nil	Nil	N/A
Topdrill Core Pty Ltd	Po Box 10310 Kalgoorlie WA 6433	88,589	88,589	Nil	Nil	N/A
Xnavitech	Po Box 51 Perth WA 6984	16,555	16,555	Nil	Nil	N/A
K92 Mining Ltd	Po Box 1290 Lae, Morobe Province QLD 411	(81,265)	(81,265)	Nil	Nil	N/A
Hampton Transport Services Pty Ltd	Po Box 1660 Kalgoorlie WA 6430	12,694	12,694	Nil	Nil	N/A
Heathgate Resources	Level 7 25 Grenfell Street Adelaide SA 5000	7,506	7,506	Nil	Nil	N/A
Wallis Drilling (Kenya) Limited	C/- Cosec Associates, 1St Floor,Chaka Place, Nairobi	5,531	5,531	Nil	Nil	N/A
Salt Lake Mining	Po Box 221 Kambalda WA 6442	38,131	38,131	Nil	Nil	N/A
Mass Drill And Blast	15 Draper Place Kewdale WA 6105	13,435	13,435	Nil	Nil	N/A
Wa Drill Hire Solutions Pty Ltd	19 Muscat Terrace The Vines WA 6069	(917)	(917)	Nil	Nil	N/A
Dynamic Drill And Blast	Po Box 1617 Wangara WA 6947	18,166	18,166	Nil	Nil	N/A
Mt Magnet Drilling	Po Box 200 Wanneroo WA 6946	976	976	Nil	Nil	N/A
Xcel Drilling Pty Ltd	Po Box 2268 Boulder WA 6432	13,321	13,321	Nil	Nil	N/A
Australasian Mining Services Pty Ltd	Po Box 2380 Midland WA 6936	15,528	15,528	Nil	Nil	N/A
T&N Drilling	2 Berry Way Kagoorlie WA 6430	303	303	Nil	Nil	N/A
Msd Mining Solutions Pty Ltd	60 Harpin Street Bendigo	9,319	9,319	Nil	Nil	N/A
General Petroleum Oil Tools	Po Box 333 Carina QLD 4405	11,968	11,968	Nil	Nil	N/A
Quest Exploration Drilling (Png) Ltd	Hbs Compound, 11 Mile-Okuk Highway Lae Mp	412	412	Nil	Nil	N/A
Jsw Australia Pty Ltd	5 Corokia Way Bibra Lake WA 6430	13,445	13,445	Nil	Nil	N/A
Ssab Megastore	Togafu’Afu’A Apia, Samoa Po Box 667 Apia	12,204	12,204	Nil	Nil	N/A
Mmg Dugald River Pty Ltd	Po Box 069 Cloncurry QLD 4824	75,617	75,617	Nil	Nil	N/A
Laserbond Limited	112 Levels Road Cavan SA 5094	114,977	114,977	Nil	Nil	N/A

ASIC Form 507	30 January 2012	Page 5 of 5

Appendix 2

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Plant and Equipment)

		Estimated
		reaslisable
	Valuation *	value
Description of asset class	USD	USD
Building & Improvements	1,585,654	Uncertain
Machinery & Equipment	11,299,438	Uncertain
Furniture & Fixtures	54,636	Uncertain
Computer Hardware	130,459	Uncertain
Software	19,252	Uncertain
Transport Equipment	875,637	Uncertain
Rods & Casing-Rotary	3,042	Uncertain
Construction in Progress	1,793,493	Uncertain

Note * Valuation

Includes accumulated depreciation

ASIC Form 507	30 January 2012	Page 1 of 1

Appendix 3

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Motor vehicles)

					Estimated	Amount
					realisable	owing under security
Date security	Description of		Terms of	Valuation	value	interest
interest given	security interest	Holder of security interest	repayment	USD	USD	USD

2012
30-Jan-12	PPSR 201112201520594	Coates Hire Operations Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201050340853	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201050341503	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201112190294340	Orix Australia Corporation Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201120858897	Toyota Material Handling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201120872631	Toyota Material Handling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201120878579	Toyota Material Handling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201120898628	Toyota Material Handling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201300229017	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201300237452	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
2-Feb-12	PPSR 201202020000813	Energy Power Systems Australia Pty. Limited.	Unavailable	Unavailable	Unavailable	Unavailable
10-Feb-12	PPSR 201202100056738	Hastings Deering (Australia) Limited	Unavailable	Unavailable	Unavailable	Unavailable
3-Apr-12	PPSR 201204030057522	Commonwealth Bank Of Australia	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-12	PPSR 201206280050861	Dexalaw Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-12	PPSR 201206280051152	Dexalaw Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
12-Feb-13	PPSR 201302120026540	Orix Australia Corporation Limited	Unavailable	Unavailable	Unavailable	Unavailable
14-May-13	PPSR 201305140064076	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
14-May-13	PPSR 201305140065595	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
5-Jun-13	PPSR 201306050058494	Hastings Deering (Australia) Limited	Unavailable	Unavailable	Unavailable	Unavailable

2013
14-Oct-13	PPSR 201310140021569	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
14-Oct-13	PPSR 201310140039332	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
14-Oct-13	PPSR 201310140046785	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
14-Oct-13	PPSR 201310140048633	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
14-Oct-13	PPSR 201310140052583	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
14-Oct-13	PPSR 201310140052596	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
14-Oct-13	PPSR 201310140054131	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
15-Oct-13	PPSR 201310150015670	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
22-Oct-13	PPSR 201310220018952	Crown Equipment Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
7-Dec-13	PPSR 201312070012183	GCS Personnel Services Pty Ltd, BFA Investments Pty Ltd, GCS integrated Services Pty Ltd, GCS Facades Pty Ltd, GCS Hire Pty Ltd, C.A.S.C. Constructions Pty. Ltd., Global Construction Services Limited, Safe And Sound Scaffolding Pty Ltd, GCS Access Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Dec-13	PPSR 201312200131648	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Dec-13	PPSR 201312200131669	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Dec-13	PPSR 201312200131682	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Dec-13	PPSR 201312200131703	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Dec-13	PPSR 201312200131885	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Dec-13	PPSR 201312200131956	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable

ASIC Form 507	30 January 2012	Page 1 of 3

Appendix 3

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Motor vehicles)

					Estimated	Amount
					realisable	owing under security
Date security	Description of		Terms of	Valuation	value	interest
interest given	security interest	Holder of security interest	repayment	USD	USD	USD

2014
14-Apr-14	PPSR 201404140066184	Hertz Australia Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
1-May-14	PPSR 201405010080415	Rentco Transport Equipment Rentals Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
24-Oct-14	PPSR 201410240080594	Toyota Material Handling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
2015
12-Feb-15	PPSR 201502120071101	Hubtex Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
3-Mar-15	PPSR 201503030003531	Kingmill Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Aug-15	PPSR 201508200016152	Crown Equipment Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
7-Oct-15	PPSR 201510070039353	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
15-Oct-15	PPSR 201510150080294	Drilling Tools Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
15-Oct-15	PPSR 201510150080633	Drilling Tools Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
19-Nov-15	PPSR 201511190072752	Brooks Hire Service Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
26-Nov-15	PPSR 201511260038349	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Nov-15	PPSR 201511300015010	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Nov-15	PPSR 201511300022948	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Nov-15	PPSR 201511300044728	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Nov-15	PPSR 201511300065191	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
2-May-16	PPSR 201605020032347	Allightsykes Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable

2016
20-Jul-16	PPSR 201607200049844	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Jul-16	PPSR 201607200049871	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
17-Aug-16	PPSR 201608170049650	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
17-Aug-16	PPSR 201608170049700	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
17-Aug-16	PPSR 201608170049716	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
17-Aug-16	PPSR 201608170049744	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
17-Aug-16	PPSR 201608170049763	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
17-Aug-16	PPSR 201608170049904	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
17-Aug-16	PPSR 201608170049927	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
18-Aug-16	PPSR 201608180046735	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
24-Aug-16	PPSR 201608240053730	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
24-Aug-16	PPSR 201608240054482	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
24-Aug-16	PPSR 201608240059749	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Aug-16	PPSR 201608300054785	Goldfields Crane Hire Pty Ltd, Cranecorp Australia Pty Ltd, Cranecorp Australia (Nt) Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
12-Sep-16	PPSR 201609120056258	WA. Truck And Machinery Repairs Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
26-Sep-16	PPSR 201609260013721	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
26-Sep-16	PPSR 201609260014095	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
10-Oct-16	PPSR 201610100014415	Freo Group Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
12-Oct-16	PPSR 201610120047625	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
21-Oct-16	PPSR 201610210022429	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
21-Oct-16	PPSR 201610210028563	Boart Longyear Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
21-Oct-16	PPSR 201610210028571	Boart Longyear Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
21-Oct-16	PPSR 201610210028585	Boart Longyear Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable

ASIC Form 507	30 January 2012	Page 2 of 3

Appendix 3

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Motor vehicles)

					Estimated	Amount
					realisable	owing under security
Date security	Description of		Terms of	Valuation	value	interest
interest given	security interest	Holder of security interest	repayment	USD	USD	USD

21-Oct-16	PPSR 201610210028592	Boart Longyear Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
21-Oct-16	PPSR 201610210028626	Boart Longyear Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
3-Nov-16	PPSR 201611030072377	Sime Darby Fleet Services Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
4-Nov-16	PPSR 201611040058916	Energy Drilling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
4-Nov-16	PPSR 201611040058937	Energy Drilling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
1-Dec-16	PPSR 201612010044141	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
29-Dec-16	PPSR 201612290052316	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
29-Dec-16	PPSR 201612290052328	Custom Service Leasing Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable

2017
17-Jan-17	PPSR 201701170011369	BL DDL II Holdings Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
17-Jan-17	PPSR 201701170011526	BL DDL II Holdings Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable

ASIC Form 507	30 January 2012	Page 3 of 3

Appendix 4

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Other goods)

					Estimated	Amount
					realisable	owing under
Date security	Description of		Terms of	Valuation	value	security interest
interest given	security interest	Holder of security interest	repayment	USD	USD	USD

2012
30-Jan-12	PPSR 201201101143974	B P Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201101177209	CastroI Australia Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201112230886703	Centrel Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201112201520709	Coates Hire Operations Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201101124864	Global Metals Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201112203263773	Royal Wolf Trading Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-12	PPSR 201201300026555	Sandvik Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
1-Feb-12	PPSR 201202010261360	Imdex International Pty Ltd, Flexit Australia Pty Ltd, Australian Mud Company Pty Ltd, Reflex Technology International Pty Ltd, Reflex Instruments Asia Pacific Pty Ltd, Imdex Ltd, Wildcat Chemicals Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
2-Feb-12	PPSR 201202020000639	Energy Power Systems Australia Pty. Limited.	Unavailable	Unavailable	Unavailable	Unavailable
2-Feb-12	PPSR 201202020045101	Ryco Hydraulics Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
2-Feb-12	PPSR 201202020129977	Ausco Modular Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
9-Feb-12	PPSR 201202090016610	Onsite Rental Group Operations Pty Ltd, Redstar Equipment Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
10-Feb-12	PPSR 201202100056423	Hastings Deering (Australia) Limited	Unavailable	Unavailable	Unavailable	Unavailable
11-Feb-12	PPSR 201202110019080	Atlas Specialty Metals Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
14-Feb-12	PPSR 201202140074440	A.P. Eagers Limited	Unavailable	Unavailable	Unavailable	Unavailable
14-Feb-12	PPSR 201202140082486	A.P. Eagers Limited	Unavailable	Unavailable	Unavailable	Unavailable
20-Feb-12	PPSR 201202200024821	MTU Detroit Diesel Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
20-Feb-12	PPSR 201202200024832	MTU Detroit Diesel Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
22-Feb-12	PPSR 201202220071705	Fuelfix Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
27-Feb-12	PPSR 201202270049149	Phoenix Steel Sales Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
28-Feb-12	PPSR 201202280091782	Metal Manufactures Limited	Unavailable	Unavailable	Unavailable	Unavailable
1-Mar-12	PPSR 201203010012563	AW Distribution Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
9-Mar-12	PPSR 201203090000649	Ausco Modular Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
21-Mar-12	PPSR 201203210042969	Bluescope Distribution Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Mar-12	PPSR 201203300045652	Citi-Steel Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
13-Apr-12	PPSR 201204130042504	Msa (Aust.) Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
19-Apr-12	PPSR 201204190052443	Applied Industrial Technologies Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
11-May-12	PPSR 201205110020636	Royal Wolf Trading Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
16-May-12	PPSR 201205160080784	Acrow Formwork And Scaffolding Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
21-May-12	PPSR 201205210041683	Dotmar Epp Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
22-May-12	PPSR 201205220009932	Onsite Rental Group Operations Pty Ltd, Redstar Equipment Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
22-May-12	PPSR 201205220018639	Cevol Industries Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
27-Jun-12	PPSR 201206270029679	Adsteel Brokers Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-12	PPSR 201206280037785	Totalrubber Ltd	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-12	PPSR 201206280050583	Dexalaw Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-12	PPSR 201206280050738	Dexalaw Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
10-Aug-12	PPSR 201208100046387	Protector Alsafe Pty Ltd, Lawvale Pty. Ltd., J. Blackwood & Son Pty Ltd, Coregas Pty Ltd, Bullivants Pty Limited, Meredith Distribution Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable

ASIC Form 507	30 January 2012	Page 1 of 5

Appendix 4

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Other goods)

					Estimated	Amount
					realisable	owing under
Date security	Description of		Terms of	Valuation	value	security interest
interest given	security interest	Holder of security interest	repayment	USD	USD	USD

23-Aug-12	PPSR 201208230019378	Sandvik Mining And Construction Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
23-Aug-12	PPSR 201208230019846	Sandvik Mining And Construction Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
27-Aug-12	PPSR 201208270065962	Ullrich Aluminium Pty. Limited, Wintec Aluminium Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
31-Oct-12	PPSR 201210310154598	Pacific Brands Holdings Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable

2013
14-Jan-13	PPSR 201301140017647	Sullair Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
27-Feb-13	PPSR 201302270093036	Data#3 Limited.	Unavailable	Unavailable	Unavailable	Unavailable
27-Feb-13	PPSR 201302270093058	Data#3 Limited.	Unavailable	Unavailable	Unavailable	Unavailable
3-May-13	PPSR 201305030017112	Coventry Group Limited	Unavailable	Unavailable	Unavailable	Unavailable
29-May-13	PPSR 201305290107088	Reflex Instruments Asia Pacific Pty Ltd, Flexit Australia Pty Ltd, Australian Mud Company Pty Ltd, Imdex Ltd, Reflex Technology International Pty Ltd, Wildcat Chemicals Australia Pty Ltd, Imdex International Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-May-13	PPSR 201305300020627	Blastone International (Aust) Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
5-Jun-13	PPSR 201306050020354	Coventry Group Limited	Unavailable	Unavailable	Unavailable	Unavailable
5-Jun-13	PPSR 201306050058345	Hastings Deering (Australia) Limited	Unavailable	Unavailable	Unavailable	Unavailable
25-Jun-13	PPSR 201306250040736	Red Dale Holdings Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-13	PPSR 201306280020700	B.L. Shipway & Co Pty. Ltd	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-13	PPSR 201306280035740	B.L. Shipway & Co Pty. Ltd	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-13	PPSR 201306280051750	B.L. Shipway & Co Pty. Ltd	Unavailable	Unavailable	Unavailable	Unavailable
28-Jun-13	PPSR 201306280057039	B.L. Shipway & Co Pty. Ltd	Unavailable	Unavailable	Unavailable	Unavailable
31-Jul-13	PPSR 201307310040343	Sealed Air Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
23-Aug-13	PPSR 201308230206040	PFERD Australia Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
23-Aug-13	PPSR 201308230213310	PFERD Australia Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
6-Sep-13	PPSR 201309060064738	Bullivants Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
9-Sep-13	PPSR 201309090093951	Metal Manufactures Limited	Unavailable	Unavailable	Unavailable	Unavailable
19-Sep-13	PPSR 201309190071961	APS Adelaide Profile Services Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
23-Sep-13	PPSR 201309230062220	Goodyear & Dunlop Tyres (Aust) Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
9-Oct-13	PPSR 201310090016165	Ricoh Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
16-Oct-13	PPSR 201310160070313	Global Metals Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
22-Oct-13	PPSR 201310220056220	DDH 1 Drilling Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
22-Nov-13	PPSR 201311220025351	Atco Structures & Logistics Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
27-Nov-13	PPSR 201311270084333	Ricoh Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
5-Dec-13	PPSR 201312050029565	Coventry Group Limited	Unavailable	Unavailable	Unavailable	Unavailable
7-Dec-13	PPSR 201312070011911	GCS Access Pty Ltd, GCS Hire Pty Ltd, Global Construction Services Limited, C.A.S.C. Constructions Pty. Ltd., BFA Investments Pty Ltd, GCS Personnel Services Pty Ltd, Safe And Sound Scaffolding Pty Ltd, GCS Integrated Services Pty Ltd, GCS Facades Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
23-Dec-13	PPSR 201312230051023	Automotive Holdings Group Limited	Unavailable	Unavailable	Unavailable	Unavailable

ASIC Form 507	30 January 2012	Page 2 of 5

Appendix 4

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Other goods)

					Estimated	Amount
					realisable	owing under
Date security	Description of		Terms of	Valuation	value	security interest
interest given	security interest	Holder of security interest	repayment	USD	USD	USD

2014
15-Jan-14	PPSR 201401150172675	ID Warehouse Pty. Limited, A.C.N. 076 986 171 Pty Ltd, Brady Australia Pty Ltd, Carroll Australasia Pty Ltd, Accidental Health & Safety Pty Ltd, A.C.N. 065 227 894 Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
15-Jan-14	PPSR 201401150173248	ID Warehouse Pty. Limited, Accidental Health & Safety Pty Ltd, Brady Australia Pty Ltd, Carroll Australasia Pty Ltd, A.C.N. 065 227 894 Pty Ltd, A.C.N. 076 986 171 Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Jan-14	PPSR 201401200063341	Xylem Water Solutions Australia Limited	Unavailable	Unavailable	Unavailable	Unavailable
20-Jan-14	PPSR 201401200063599	Xylem Water Solutions Australia Limited	Unavailable	Unavailable	Unavailable	Unavailable
29-Jan-14	PPSR 201401290351729	Cook Industrial Minerals Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
29-Jan-14	PPSR 201401290581025	Boc Limited	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-14	PPSR 201401300220556	Mason Duflex Displays Pty. Limited, Build Run Repair (Australia) Pty Ltd, Visy Paper Pty. Ltd., MPC Quikpak Pty Ltd, Visypet Pty. Ltd., Visy Recycling Australia Pty Ltd, Ace Print And Display Pty Limited, Regional Recyclers Pty Ltd, Salvage Paper Pty Ltd, Visy Tech Systems Pty. Ltd., Visy Logistics Pty Ltd, Visy Glama Pty Ltd, Visy Board Proprietary Limited, Visy Cartons Pty Ltd, Visy Trading Singapore Pte Ltd, Visy Technology Systems Pty Ltd, Visy Pulp And Paper Pty. Ltd., Visy Packaging Pty. Ltd., Visy CDL Services Pty Ltd, , P & I Pty. Ltd., Build Run Repair Pte Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Jan-14	PPSR 201401300220637	Visy Packaging Pty. Ltd., Regional Recyclers Pty Ltd, Visy Recycling Australia Pty Ltd, Salvage Paper Pty Ltd, Visy Trading Singapore Pte Ltd, Visy CDL Services Pty Ltd, Visy Cartons Pty Ltd, Build Run Repair (Australia) Pty Ltd, Visy Paper Pty. Ltd., Visy Glama Pty Ltd, Visypet Pty. Ltd., Visy Board Proprietary Limited, Visy Technology Systems Pty Ltd, Visy Tech Systems Pty. Ltd., Visy Pulp And Paper Pty. Ltd., MPC Quikpak Pty Ltd, Build Run Repair Pte Ltd, Mason Duflex Displays Pty. Limited, P & I Pty. Ltd., Visy Logistics Pty Ltd, Ace Print And Display Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
31-Jan-14	PPSR 201401310239503	Caps Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
28-Feb-14	PPSR 201402280079292	Bridgestone Earthmover Tyres Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable

2015
5-Feb-15	PPSR 201502050047432	Komatsu Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
19-Feb-15	PPSR 201502190010061	Ricoh Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
25-Feb-15	PPSR 201502250029976	Lubricon Hydrive Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
25-Feb-15	PPSR 201502250030031	Lubricon Hydrive Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
2-Apr-15	PPSR 201504020030493	Cadia Group Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
28-Apr-15	PPSR 201504280031293	The Trustee For D & H Trust & The Trustee For J & T Family Trust	Unavailable	Unavailable	Unavailable	Unavailable

ASIC Form 507	30 January 2012	Page 3 of 5

Appendix 4

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Other goods)

					Estimated	Amount
					realisable	owing under
Date security	Description of		Terms of	Valuation	value	security interest
interest given	security interest	Holder of security interest	repayment	USD	USD	USD

12-May-15	PPSR 201505120042518	Reflex Technology International Pty Ltd, Wildcat Chemicals Australia Pty Ltd, Imdex International Pty Ltd, Australian Mud Company Pty Ltd, Flexit Australia Pty Ltd, Imdex Ltd, Reflex Instruments Asia Pacific Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
13-May-15	PPSR 201505130061973	ERS Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
4-Jun-15	PPSR 201506040013829	Dynamics G-Ex Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
10-Jun-15	PPSR 201506100038281	Acrow Formwork And Scaffolding Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
16-Jun-15	PPSR 201506160041269	S.C.F Group Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
22-Jun-15	PPSR 201506220012649	Mitchell Equipment Hire Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
21-Jul-15	PPSR 201507210019379	Holcim (Australia) Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
20-Aug-15	PPSR 201508200016168	Crown Equipment Pty. Limited	Unavailable	Unavailable	Unavailable	Unavailable
8-Sep-15	PPSR 201509080020538	Fero Reinforcing Pty Ltd, Fero Group Pty Ltd, Fero Group (Queensland) Pty Ltd, Fero Strata Systems Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
22-Sep-15	PPSR 201509220080288	Royal Wolf Trading Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
7-Oct-15	PPSR 201510070039369	Toyota Finance Australia Ltd	Unavailable	Unavailable	Unavailable	Unavailable
12-Oct-15	PPSR 201510120069607	Delta Galvanizing Pty. Ltd., Webforge Australia Pty Ltd, Gratings Dga Pty Ltd, Galvline Tasmania Pty. Ltd., Valmont Group Holdings Pty Ltd, Industrial Galvanizers Corporation Pty Ltd, Hi-Light Industries Pty. Ltd., Valmont Irrigation Australia Pty Ltd, Donhad Pty Ltd, Locker Group Pty Ltd, Valmont Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
15-Oct-15	PPSR 201510150080239	Drilling Tools Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
15-Oct-15	PPSR 201510150080406	Drilling Tools Australia Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
26-Nov-15	PPSR 201511260047449	Automotive Holdings Group Limited	Unavailable	Unavailable	Unavailable	Unavailable
7-Dec-15	PPSR 201512070044687	Beehive Vinyl Products Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable

2016
22-Mar-16	PPSR 201603220058750	Imdex International Pty Ltd, Reflex Instruments Asia Pacific Pty Ltd, Wildcat Chemicals Australia Pty Ltd, Flexit Australia Pty Ltd, Australian Mud Company Pty Ltd, Imdex Ltd, Reflex Technology International Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
22-Mar-16	PPSR 201603220059169	Wildcat Chemicals Australia Pty Ltd, Reflex Instruments Asia Pacific Pty Ltd, Imdex International Pty Ltd, Flexit Australia Pty Ltd, Australian Mud Company Pty Ltd, Imdex Ltd, Reflex Technology International Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
19-Apr-16	PPSR 201604190051359	Hard Metal Industries Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
2-May-16	PPSR 201605020032352	Allightsykes Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
13-May-16	PPSR 201605130058786	Vanrook Unit Trust, Meneghello Nominees Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
30-Aug-16	PPSR 201608300054666	Cranecorp Australia (Nt) Pty Ltd, Cranecorp Australia Pty Ltd, Goldfields Crane Hire Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
12-Sep-16	PPSR 201609120055955	W.A. Truck And Machinery Repairs Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
13-Sep-16	PPSR 201609130029897	Allied Pumps Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
10-Oct-16	PPSR 201610100014458	Freo Group Pty Ltd	Unavailable	Unavailable	Unavailable	Unavailable
4-Nov-16	PPSR 201611040058928	Energy Drilling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable
4-Nov-16	PPSR 201611040058944	Energy Drilling Australia Pty Limited	Unavailable	Unavailable	Unavailable	Unavailable

ASIC Form 507	30 January 2012	Page 4 of 5

Appendix 4

SCHEDULE D—ASSETS SUBJECT TO SECURITY INTERESTS

(Other goods)

					Estimated	Amount
					realisable	owing under
Date security	Description of		Terms of	Valuation	value	security interest
interest given	security interest	Holder of security interest	repayment	USD	USD	USD

2017
17-Jan-17	PPSR 201701170011104	BL DDL LI Holdings Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable
17-Jan-17	PPSR 201701170011209	BL DDL LI Holdings Pty. Ltd.	Unavailable	Unavailable	Unavailable	Unavailable

ASIC Form 507	30 January 2012	Page 5 of 5

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Van Batenburg, Mr. Aaron Micheal	Pinjarra WA 6208	Nil	1,133
Vande Kamp, Mr. Brock Christian	McCracken SA 5211	Nil	1,681
McLatchey, Mr. Christian James	Reynella SA 5161	Nil	260
Horsman, Mr. Jeffery Wayne Jeff	Langwarrin VIC 3910	Nil	2,645
Cross, Mr. Simon John	St Georges SA 5064	Nil	1,235
Duniam, Mr. Russell Kenneth	Yanchep WA 6035	Nil	1,727
Beatson, Mr. Samuel John Sam	Darwin NT 800	Nil	368
Busbridge, Mr. Adam John	Fingal Head NSW 2487	Nil	673
Taylor, Mr. Geb Geordie geb	Sisters Beach TAS 7321	Nil	383
Waipara, Mr. Justin Paul	Sippy Downs QLD 4556	Nil	615
McKinnon, Mr. David Amos Dave	Launceston TAS 7250	Nil	429
Bartlett, Mr. Kit Joseph	Port Melbourne Vic 3207	Nil	908
Evans, Mr. Christopher Michael Chris	Gladstone SA 5473	Nil	2,218
Palmer, Mr. Keith Loutuna	Scarborough WA 6019	Nil	578
Duthie, Mr. Shane Lee	Muchea WA 6501	Nil	313
Mitchell, Mr. Michael Barry	Pacific Pines QLD 4211	Nil	4,940
Davis, Mr. Jaret	Amamoor QLD 4570	Nil	28
Cox, Mr. Shayne Andrew Shayne	Albany Creek QLD 4035	Nil	576
Simkin, Mr. David John	Bayview Heights QLD 4868	Nil	540
de Groot, Mr. Matthew John	Wannanup WA 6210	Nil	449
Gibson, Mr. Benjamin James Ben	Happy Valley SA 5159	Nil	620
Hills, Mr. Andrew	High Wycombe WA 6057	Nil	1,380
Bremner, Mr. Ricky Frederick	Spearwood WA 6163	Nil	908
Jackson, Mr. Michael Lorne Mike	Augusta WA 6290	Nil	2,786
Hunt, Mr. Dane Burton	Yanchep WA 6035	Nil	3,759
Parker, Mr. Michael John Michael	Falcon WA 6210	Nil	206
Rogers, Mr. Daniel Mark Daniel	Hallett Cove SA 5158	Nil	492
Rombouts, Mr. James Robert	Hornsby NSW 2077	Nil	625
Foreman, Mr. Glen Robert	Scarborough WA 6019	Nil	167
Morton, Mr. Jakeb Zane	Cockburn Central WA 6164	Nil	335
Farrell, Mr. Chadd Elliot	Aveley WA 6069	Nil	112
Darwin, Mr. Mark Peter Fortescue	Moranbah QLD 4744	Nil	468
Nissen, Mr. Jason Leslie Jase	Croydon Park SA 5008	Nil	304
Hewitson, Mr. Astin Ashley	Seacliff SA 5049	Nil	3,351
Stapely, Mr. Lee Maurice Stephen	Perth WA 6000	Nil	2,089
Poskitt, Mr. Jarren Christopher	Palmerston NT 830	Nil	3,164
Patton, Mr. Christopher John Chris	Parkes NSW 2870	Nil	1,045
Urwin, Mr. Daniel John	Balaklava SA 5461	Nil	3,104
Wycinka, Mr. Andrzej Wojciech Andre	Seaford Meadows SA 5169	Nil	1,318
Baggs, Ms. Chelsea Jean	Roxby Downs SA 5725	Nil	2,535
Young, Mr. Jason Lee	Morphett Vale SA 5162	Nil	3,047
Rose, Mr. Allan	Whyalla SA 5608	Nil	3,047

ASIC Form 507	30 January 2012	Page 1 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Byrne, Mr. Luke Anthony	Parkes NSW 2870	Nil	2,040
Jenkins, Mr. Scott Derek	Elizabeth North SA 5113	Nil	2,974
Nur, Mr. Ismail Abdi	West Beach SA 5024	Nil	2,833
Rayner, Mr. Jesse Thomas	Mallala SA 5502	Nil	2,934
Whittaker, Mr. Hayden Ian Kenneth	West Wyalong NSW 2671	Nil	1,817
Ngatamariki, Mr. Tuainetai Cookie	Port Pirie SA 5540	Nil	1,755
Anderton-Purcell, Mr. Nicholas James Nick	East Victoria Park WA 6101	Nil	513
Fletcher, Mr. Graham Ross	Currambine WA 6028	Nil	334
Head, Mr. Alexander Michael Alex	Numurkah VIC 3636	Nil	208
Nicosia, Mr. Giuseppe James Jesse	Cobram VIC 3644	Nil	419
Bougen, Mr. Matthew David Matt	Scarborough WA 6019	Nil	963
Jones, Mr. Kyle	Traralgon VIC 3844	Nil	1,041
Stowers, Mr. Uelese John Les	Myaree WA 6154	Nil	280
Smith, Mr. Tane Reneta	Eastlakes NSW 2018	Nil	212
Le Cornu, Mr. Ben Daniel	White Gum Valley WA 6162	Nil	1,068
Sutton, Mr. Jason Brett	Deception Bay QLD 4508	Nil	1,549
Watson, Mr. Steven Anthony Steve	Yeppoon QLD 4703	Nil	2,132
Kotzur, Mr. Shane Kenneth	Burwood VIC 3125	Nil	2,159
Scully, Mrs. Kahlia Brooke	Capella QLD 4723	Nil	1,540
Lawson, Mr. Johny Sean Raymon	Ocean Reef WA 6027	Nil	431
Rae, Mr. Elliot Bruce	Victoria Park WA 6100	Nil	1,283
Wyborn, Mr. Timothy David Tim	The Vines WA 6069	Nil	557
Kable, Mr. Craig William	Meadowbrook QLD 4131	Nil	1,225
Manley, Mr. Nigel Aaron	Thornlie WA 6108	Nil	398
Nielsen, Mr. Glen Douglas	Charters Towers QLD 4820	Nil	1,179
Fletcher, Mr. Jarrod Ashley	Baldivis WA 6171	Nil	233
Karaitiana-Harmon, Ms. Angeline Tracey Ange	Banksia Grove WA 6031	Nil	1,028
Ross, Mr. Joseph Philip Joey	Bridgewater SA 5155	Nil	1,503
Castle, Mr. Bradley Robert Brad	Sellicks Beach SA 5174	Nil	1,413
Carter, Mr. Reed Anthony	Parkes NSW 2870	Nil	945
Coulthard, Mr. Ross Dwayne	Port Augusta SA 5700	Nil	1,394
Griffiths, Mr. Peter John Michael	Parkes NSW 2870	Nil	730
Watkinson, Mr. William Max Bill	Moonta Bay SA 5558	Nil	1,338
Perryman, Mr. Glen James	Bunbury WA 6230	Nil	214
Matthews, Mr. Kehuoterangi Darryn Kehu	Port Kennedy WA 6172	Nil	841
Smith, Mr. Beau Beresford	Balga WA 6061	Nil	841
Bunt, Mr. Timothy Michael Tim	Dubbo NSW 2830	Nil	855
Lee, Mr. Jason David	Seaton SA 5023	Nil	1,215
Smith-Prime, Mr. Shaun Joshua William shaun	Morphett Vale SA 5162	Nil	489
Sands, Mr. Clinton Kevin Clint	Scarborough WA 6442	Nil	803
Tauranga, Mr. Johnathan loane	Piara Waters WA 6112	Nil	Nil
Lenon, Mr. Matthew Albert Matt	Lake Haven NSW 2263	Nil	245

ASIC Form 507	30 January 2012	Page 2 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Burns, Mr. Raymond Alexander Ray	Padbury WA 6025	Nil	723
Willingale, Mr. Michael Robert	Devonport Tas 7310	Nil	1,079
Kirk, Mr. Jason Scott	Aldinga Beach SA 5173	Nil	1,028
L'Etang, Mr. Karl Nathan	Spearwood WA 6163	Nil	110
Palin, Mr. Tom Alan	PERTH W.A 6000	Nil	78
Wooding, Mr. Brady Neal	Ellenbrook WA 6069	Nil	208
Freitas, Mr. Mark Adam	Casuarina WA 6167	Nil	675
Lord, Mr. Christopher John Chris	Parkes NSW 2870	Nil	699
Carter, Mr. Carl Wayne Carl	West Wyalong NSW 2671	Nil	666
Edwards, Mr. Timothy Tim	Midvale WA 6056	Nil	620
Braunberger, Mr. Christopher Michael Chris	Howlong NSW 2643	Nil	610
Johnstone, Mr. William Ross Will	East Cannington WA 6107	Nil	769
Hooper, Mr. Charlie	Piara Waters WA 6112	Nil	217
Reid, Mr. Robert McDonald Rob	Narromine NSW 2821	Nil	566
Barry, Mr. Michael Patrick	Willunga South SA 5172	Nil	844
Croker, Mr. Matthew Kingsley Matt	Floreat WA 6014	Nil	509
Livingstone, Mr. Dane Matthew	Ellenbrook WA 6069	Nil	512
Sederkenny, Mr. Peter	Mt Sheridan QLD 4868	Nil	489
Ryan, Mr. Jesse Noonie	Forbes NSW 2871	Nil	489
Usher, Mr. Jason Charles	St Helens TAS 7216	Nil	758
Watts, Mr. Christopher John Chris	Athelstone SA 5076	Nil	758
Ruffo, Mr. Kieran James	Secret Harbour WA 6173	Nil	462
Rothe, Mr. Daniel Gary	Noarlunga Downs SA 5168	Nil	687
Mann, Mr. Travis Andrew Travis	Sandgate QLD 4017	Nil	102
Yarrow, Mr. Justin Allan	Bundaberg North QLD 4670	Nil	472
Kearns, Mr. Bryce John	Victor Harbor SA 5211	Nil	647
Laherty, Mr. Philip John Phil	Glenelg East SA 5045	Nil	557
Pearce, Mr. Michael James	Greenwith SA 5125	Nil	557
Cousins, Mr. Dion Micheal	Maddington WA 6109	Nil	310
Aynsley-Todd, Mr. Hayden John	Joondalup WA 6027	Nil	307
Chaplin, Mr. Scott Jason	Lakelands WA 6180	Nil	307
Ireland, Mr. Samuel Alister Sam	Gawler East SA 5118	Nil	446
Fitzgerald, Mr. Benjamin Daniel Ben	West Wyalong NSW 2671	Nil	301
Matthies, Mr. Kyle Mark	Caboolture QLD 4510	Nil	322
Jones, Mr. Steven Paul	North Mackay QLD 4740	Nil	322
Madex, Mr. Anthony Raymond	Little Mountain QLD 4551	Nil	312
Leavesley, Mr. Dale Anthony Dale	Morphett Vale SA 5162	Nil	409
Stevens, Mr. Andrew Robert	Hillbank SA 5112	Nil	507
Fisher, Mr. Declan Kevin	Aubin Grove WA 6164	Nil	271
Turpin, Mr. Noel Lee Noel	Redland Bay QLD 4165	Nil	367
Parkes, Mr. Andrew Ryan	Alkimos WA 6038	Nil	271
Tyrrell, Mr. Joshua Caleb Josh	Sellicks Beach SA 5174	Nil	420

ASIC Form 507	30 January 2012	Page 3 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Long, Mr. Evan Ge Suhn	Woodcraft SA 5162	Nil	387
Ferguson, Mr. Daniel Alan Dan	Grovedale VIC 3216	Nil	271
Treacy, Mr. Jake Thomas	Moonta Bay SA 5558	Nil	456
Turner, Mr. Neville Thomas	Conder ACT 2906	Nil	220
McLean, Mr. Jake Craig	West Perth WA 6005	Nil	346
Nation, Mr. Luke Ryan Luke	Adelaide SA 5159	Nil	346
Boakes, Mr. Samuel Ryan Sam	Balaklava SA 5461	Nil	304
Grover, Mr. Anthony Kevin Anthony	Charters Towers QLD 4820	Nil	153
Birtles, Mr. Matthew John Matt	Scarborough WA 6019	Nil	96
Leister, Mr. Frank Harley Adam	Kenwick WA 6107	Nil	132
Head, Mr. Mark Roland	Hamilton Valley NSW 2641	Nil	117
Melville, Mr. Benjamin Thomas Ben	Booragoon WA 6154	Nil	117
Money, Mr. Brett Jason	Geraldton WA 6530	Nil	134
Reid, Mr. James Ross	Halls Head WA 6210	Nil	117
Arnold, Mr. Richard Karl Richie	Perth WA 6164	Nil	117
Strang, Mr. Benjamin William	Clontarf QLD 4019	Nil	56
Thomas, Mr. Timothy Allen Timothy	Charmhaven NSW 2263	Nil	43
MacMillan, Mr. Jay Michael	Salisbury North SA 5108	Nil	11
Marchinton, Mr. William Derek Will	Parkes NSW 2870	Nil	31
Leishman, Mr. Tyler	Cairns QLD 4870	Nil	4
Swiecinski, Mr. Marcin	Oakden SA 5086	Nil	11
King, Mr. Stephen James Steve	Seaford Rise SA 5169	Nil	11
Ainslie, Mr. Rory Michael	Armadale WA 6112	Nil	16
Utkin, Mr. Michael Lonnie	Adelaide SA 5024	Nil	11
Norris, Mr. Colin Colin	Eglinton WA 6034	Nil	7
Turner, Mr. Lee Cristian	Hayborough SA 5211	Nil	Nil
Bowes, Mr. Harrison Merrill	Adelaide SA 5022	Nil	11
Abbott, Mr. Jarrod Manning	Port Pirie SA 5504	3,876	18,431
Barbagallo, Mr. Guy Richard	Orange NSW 2800	4,205	10,471
Barnes, Mr. Matthew Terence Matt	South Lake WA 6164	19,335	20,430
Barrett, Mr. David James Dave	Albany WA 6330	7,341	11,497
Bayao, Mr. Reynaldo Amindalan	Maddington WA 6109	376	2,719
Boyd, Mr. Leigh Robert	Somerset TAS 7322	3,475	8,667
Butcher, Mr. Mathew Grant	Somerset TAS 7322	3,363	13,408
Cantrill, Mr. Scott Matthew	Narrabri NSW 2390	3,936	9,788
Cook, Mr. Shaun	Seaford Meadows SA 5169	3,750	3,366
Coombes, Mr. Luke Earl	Trott Park SA 5158	1,964	9,256
Crabb, Mr. Benjamin Alan	Hewett SA 5118	2,817	1,119
Eden, Mr. Cameron Alan	High Wycombe WA 6057	6,131	4,168
Edwards, Mr. Michael John	Novar Gardens SA 5040	11,116	30,818
Elborough, Ms. Tanya Lea	Flagstaff Hill SA 5159	6,229	8,484
Gilbert, Ms. Carolyn Anne	Strathalbyn SA 5255	7,363	15,085

ASIC Form 507	30 January 2012	Page 4 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Giong-An, Mr. Elpedio Rimando	Thornlie WA 6108	1,704	1,654
Giuliani, Mr. Joshua John Josh	Zeehan TAS 7469	2,632	12,894
Hewatt, Mr. Wayne Andrew Gordon	Charters Towers QLD 4820	6,482	7,465
Higgs, Mr. Jason Lee	Lockleys SA 5032	14,459	31,516
Hillier, Ms. Heidi N	Coromandel Valley SA 5051	3,746	15,156
Hines, Mr. David John	Happy Valley SA 5159	13,255	30,656
Hobbs, Mr. Maurie Edward	Doonside NSW 2767	6,744	19,614
Hodgetts, Mr. Neville Chad	Newnham TAS 7248	12,094	35,223
Isaac, Mr. David Ronald	Brighton SA 5048	10,747	7,465
Jahnig, Mr. Alfred Robert	Wynyard TAS 7325	215	9,364
Jones, Mr. Luke Gordon	Paradise SA 5075	13,560	18,994
Kanck, Mr. Peter Alan	Belair SA 5052	7,581	28,687
Kiel, Mr. Brian Sansom	Rose Park South Australia 5067	47,977	61,498
Kirkwood, Mr. John Geoffrey	Duncraig WA 6023	13,690	70,600
Kolev, Mr. Emil	Morphett Vale SA 5162	8,938	25,069
Kube, Mr. Martin Stanley	Brooklyn TAS 7320	3,598	9,625
Kumawat, Mr. Deependra Kumar	North Plympton SA 5037	17,493	25,989
Layton, Mr. Scott Damion	Mandurah WA 6210	5,709	11,596
Leaney, Mr. James Thomas	Seaford Rise SA 5169	11,675	30,118
Light, Mr. Trevor Lyndon	Longwood SA 5153	862	47,815
Lister, Mr. Vaughan Richard	Kwinana WA 6966	4,084	8,275
Livesey, Mr. John	Aberfoyle Park SA 5159	15,674	9,929
Manners, Mr. Brenton Neil	Daw Park SA 5041	6,435	20,521
Masiero, Mr. Gastone Joseph	Edwardstown SA 5039	23,585	49,150
Menzies, Mr. Gary B	Seaford SA 5169	6,222	14,158
Moroney, Mr. Geoffrey J Geoff	Ellenbrook WA 6069	34,595	46,837
Morrison, Mr. Paul Waverley	Aldinga Beach SA 5173	8,874	22,394
Mountford, Mr. Shaun Leslie	Northbridge WA 6865	66	9,161
Muller, Mr. Stephen Alfred	Clearview SA 5085	4,796	21,647
Norton, Mr. Benjamin Scott Ben	Port Pirie SA 5540	1,544	7,147
Papadimas, Mr. Christos Chris	Highgate SA 5063	8,769	16,958
Perry, Mr. Damien M	Queenstown SA 5014	25,919	24,227
Ryan, Mr. Michael John	Lewiston SA 5501	6,686	4,867
Santiago, Mr. Arnold Sindayen	Maddington WA 6109	2,445	2,689
Skilling, Mr. Adam Lindsay	Reynella SA 5161	13,581	15,381
Smith, Mr. Lucas Ryan	Lakelands WA 6180	447	5,132
Sturzaker, Mr. Daniel Roy	Ridgley TAS 7321	21,404	24,170
Tansing, Mr. John Winston	Hillcrest SA 5086	6,279	17,556
Tester, Mr. Graham Frederick	Warradale SA 5046	2,408	11,816
Turnbull, Mr. Eric Leslie	Mt Compass SA 5210	27,566	16,969
Wilkinson, Mr. Michael Denis	West Wyalong NSW 2671	8,678	15,630
Withers, Mr. Jeffrey Malcolm	Flinders Park South Australia 5025	13,035	35,124

ASIC Form 507	30 January 2012	Page 5 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Woore, Mr. Gregory James	Nietta TAS 7315	5,105	14,147
Worner, Mr. Stuart William	West Wyalong NSW 2671	1,351	207
Marshall, Mr. Paul David	Ocean Reef WA 6027	21,993	23,284
Oxnam, Mr. Desmond John Des	Rockingham WA 6167	1,507	1,864
Bartle, Mr. Richard Shannon Rothon	Wanneroo WA 6065	933	2,686
Tulk, Mr. Peter John	Victoria Park WA 6979	4,304	22,201
Armstrong, Mr. Brenton Geoffrey	Woodvale WA 6026	4,942	5,298
Aspoen, Mr. Raymond Simon	East Victoria Park WA 6101	686	6,472
Beazley, Mr. Corey Jason	Secret Harbour WA 6167	1,301	6,988
Chaplain, Mr. Loke	Byford WA 6122	1,388	5,978
Davidson, Mr. Troy Melville	Kalbarri WA 6536	7,193	26,760
Di-Lallo, Mr. Nicholas Mitchell	Menora WA 6050	3,651	8,575
Doubikin, Mr. Michael John	Hillarys WA 6025	8,198	9,395
Fletcher, Mr. Jason Neil	Manly West QLD 4179	37,321	25,735
Gurney, Mr. Shane	Lower Chittering WA 6084	21,160	20,782
Gwaze, Mr. Mark Munyaradzi	Beeliar WA 6164	2,431	6,104
Hopkins, Mr. Christopher David Chris	Quinns Rock WA 6030	32,101	25,691
Humble, Mr. Adrian Phillip	Banksia Grove WA 6031	422	677
Keene, Mr. Barry Anthony	Guilderton WA 6041	5,101	4,862
Macdonald, Mr. Scott James	Banksia Grove WA 6031	12,652	18,729
Minchin, Mr. Paul James	Muchea WA 6501	14,507	8,288
O'Neil, Ms. Tara Naomi	Ridgewood WA 6030	11,596	18,319
Pedersen, Mr. Edric Barton	Ormeau QLD 4208	899	3,134
Snell, Mr. Matthew	Meadow Springs WA 6210	9,630	3,084
Stewart, Mr. Ronald Graham	Butler WA 6036	3,741	4,646
Styles, Mr. Adam Richard Thompson	Lewiston SA 5501	25,018	20,819
Wilson, Mr. Daniel James	Victor Harbor SA 5211	3,725	2,506
Curtis, Mr. Tony	Halls Head WA 6210	20,452	40,599
Kite, Mr. David James	Doubleview WA 6018	7,931	23,197
Harrison, Mr. Troy Alexander	Padbury WA 6025	367	8,974
Broomfield, Mr. Matthew Robert	Clarence Gardens SA 5039	22,897	39,038
Hughes, Mr. Jason Stuart	Ellenbrook WA 6069	1,977	12,456
Price, Ms. Peggy-Anne	BURSWOOD WA 6100	4,009	14,817
Armstrong, Mr. Robert Steven	Bayswater WA 6053	3,244	9,978
Dagdagen, Mr. Brandon Pumegas	Gosnells WA 6110	596	5,667
Grange, Mr. Andrew Phillip	Aberfoyle Park SA 5159	8,523	15,427
Hardy, Mr. Alex John	McLaren Vale SA 5171	3,169	17,559
Harrison, Mr. Benjamin Andrew Ben	Yangebup WA 6164	20,340	23,109
Huyton, Mr. Nigel Robert	Karalee QLD 4306	7,380	3,820
Hargreaves, Mr. Grayson Max	Woodcraft SA 5162	10,202	2,682
Bain, Mr. Daniel Shaun	The Vines WA 6069	447	1,991
Shortland, Mr. Gordon Andrew Andrew	Erskine WA 6210	2,082	5,844

ASIC Form 507	30 January 2012	Page 6 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Seiboth, Mr. Aaron John	Noranda WA 6062	6,565	9,675
Van Rensburg, Mr. Jacques Retief	Netley SA 5037	14,856	21,832
McNeil, Mr. Nicholas Todd Nick	Aberfoyle Park SA 5159	10,652	14,366
Jenkins, Mr. Julian Richard	Seaforth NSW 2092	734	826
Natarajan, Ms. Jayanthy	Mawson Lakes SA 5095	5,215	11,643
Walsh, Mr. Joshua	Currambine WA 6028	13,581	20,307
Ledesma, Mrs. Marina	Seaton SA 5023	738	9,021
Clarkson, Mr. Antone Edward Timothy Anton	South Fremantle WA 6162	21,408	20,191
Hastie, Mr. Rodney Patrick Maclean	Canning Vale WA 6155	6,565	8,491
Andersen, Mr. Gregg	Craigie WA 6025	1,066	471
Brown, Mr. Edward Paul	Hamilton VIC 3300	865	7,128
Maxfield, Mr. Robin Neilson	Modbury Heights SA 5092	15,240	28,743
Cresswell, Mr. Matthew Kile Matt	Capel WA 6271	3,246	8,224
Baldini, Mr. Ron	Kelmscott WA 6111	3,871	8,186
Head, Mr. Philip John	Halls head WA 6210	2,145	8,337
Macdonald, Mr. Cory James	Wellard WA 6170	517	1,387
Watson, Mr. Darren	Christies Beach SA 5165	5,760	13,179
Ross, Mr. Gareth John	Quarry Hill VIC 3550	4,597	4,948
Kontou, Mr. Michael Andreas	Largs Bay SA 5016	1,167	8,984
Kaesler, Mr. Nathan John	Prospect SA 5082	5,981	25,896
Beecroft, Mr. Danny John	Scarborough WA 6019	16,144	16,933
Yalandzhieva, Ms. Siyka Stoeva	Coromandel Valley SA 5051	10,931	19,235
Barlow, Mr. Michael John Mick	Parkes NSW 2870	8,629	15,969
Wurst, Mr. Andrew Simon	North Plympton SA 5037	9,720	11,537
Hovell, Mr. Bradley Eric Brad	Bunbury WA 6230	1,273	5,080
Swift, Mr. Jeff Andrew	Springfield Lakes QLD 4300	1,557	3,362
Callaghan, Mrs. Susan Ann Sue	McLaren Vale SA 5171	4,150	9,581
McNaughton, Mr. Mitchell John	Ballajura WA 6066	5,234	5,246
Turbett, Mr. Craig Justin	Lockridge WA 6054	680	6,436
Boyce, Mr. Jeffrey Mark David Jeff	Byford WA 6122	8,056	18,061
Strong, Mr. Michael Scott	Hocking WA 6065	1,089	8,628
Stafford, Mr. Ashley Julian	Mount Compass SA 5210	782	6,115
Clarke, Ms. Rebecca Anne	Dianella WA 6059	2,082	15,218
Caldwell, Mr. Darren	Hallet Cove SA 5158	5,118	23,161
Carney, Mr. Brendan Francis	Caloundra West QLD 4551	5,286	7,267
Ferrari, Ms. Lyn Debra	Colac VIC 3250	1,857	1,332
Cuthers, Mr. Taratuaau Teokotai	Secret Harbour WA 6173	1,471	5,146
Bradford, Mr. Elliott James	Two Rocks, Perth Western Australia 6037	7,551	7,847
Farthing, Mr. Adam Paul	Ellenbrook WA 6069	2,753	4,698
Gorring, Mr. Shane Colin	tapping wa 6065	1,770	7,277
Parry, Mr. Ross	Wannanup WA 6210	180	4,125
Kokoti, Mr. Chad Martin	Craigie WA 6025	3,227	4,298

ASIC Form 507	30 January 2012	Page 7 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Beauchamp, Mr. Stuart Kenneth	Meadow Springs WA 6210	692	4,198
Buchanan, Mr. Gavin Richard	Eaton WA 6232	2,031	5,389
Straede, Mr. Matthew Richard	Parrearra QLD 4575	1,599	1,530
Knight, Mr. Michael Raymond Mick	Kinross WA 6028	3,202	5,840
McNair, Mr. Garry Ian	Boston SA 5607	9,688	10,362
Sun, Mr. Chenjie Jason	Glenunga SA 5064	7,884	7,347
Stephenson, Mr. Cameron Cam	Mundoolun QLD 4285	12,387	11,840
Bennett, Mr. Daniel Shaun Dan	Norwood SA 5067	2,349	6,045
Turner, Mr. Timothy John Tim	South Ripley QLD 4306	13,169	14,760
Sukasana, Mr. I Made	Margaret River WA 6285	722	3,984
Walker, Mr. Benjamin Max Ben	Aberfoyle Park SA 5159	1,240	7,256
Pearson, Mr. Mathew Ian	Turners Beach TAS 7315	4,303	7,294
Winterburn, Mr. Jay	Charters Towers Qld 4820	1,905	7,385
Merewether, Mr. Luke John	Wellard WA 6170	791	5,052
Haley, Mr. Jamie Colin	Warun Ponds VIC 3216	3,675	8,689
White, Ms. Linda Anne	Morphett Vale SA 5162	3,262	5,321
Stelzer, Mr. Adam Charles	Murrumba Downs QLD 4503	3,925	7,261
Vivian, Mr. Leigh James	Reynella East SA 5161	810	6,183
Saunders, Mr. Peter William	Pimpama QLD 4209	653	3,978
Logan, Mr. Patrick Joseph Pat	Burnie TAS 7320	731	6,479
Hutchesson, Mr. David John	Mount Gambier SA 5290	8,397	13,111
Kahle, Mr. Adam Leigh	Baldivis WA 6171	2,867	1,793
Harwood, Mr. Trevor Brian	Lathlain WA 6163	5,178	1,707
Zwar, Mr. Trevor James	Hallett Cove SA 5158	6,909	10,943
Wilson, Mr. Larry Andrew	Langshaw QLD 4570	2,528	5,212
Krieger, Mr. Damon James	Bracken Ridge QLD 4017	4,819	5,400
Boyes, Mr. Peter Edmund	Springfield QLD 4300	646	2,307
Dogan, Mr. Mark Francis	Henley Beach South SA 5022	42,703	24,554
Anderson, Mrs. Julie Tamsin	Inglewood WA 6932	1,231	4,326
Arnold, Mr. Michael David Mick	Brompton SA 5007	445	845
McBean, Mr. Cameron Victor	Stanthorpe QLD 4380	217	4,706
Glavocich, Mr. Frank Martin	Karragullen WA 6111	2,619	2,637
Horsfall, Mr. Jamie Matthew	IIuka WA 6028	13,648	6,449
Chia, Mr. Bernard Soon Hon Bernie	Somerton Park SA 5044	13,244	14,762
Clausen, Mr. Paul	Klemzig SA 5087	4,313	13,110
Nunan, Mr. David John	Flagstaff Hill SA 5159	9,937	8,763
Tomsett, Mr. Nashe David	Morley WA 6062	6,754	3,573
Avila, Mr. Marco Antonio	Gosnells WA 6110	1,442	3,517
Barns, Mr. Tyson Philip	Currambine WA 6028	1,694	3,699
Cram, Mr. Anthony James	Murwillumbah NSW 2484	5,187	2,864
Zan, Mr. Anthony Nicholas Luke	Margaret River WA 6285	1,753	4,152
Taran, Mr. Dennis Christopher	Morley WA 6062	3,995	5,013

ASIC Form 507	30 January 2012	Page 8 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Gadd, Mr. Edward James	Wanneroo WA 6065	576	3,446
Wilson, Mr. Ritchie	Hillarys Western Australia 6025	17,260	3,785
Clarke, Mr. Christopher Edward Chris	Capel WA 6271	2,925	3,259
West, Mr. Christopher Thomas Chris	Lesmurdie WA 6076	2,613	2,083
Radford, Mr. Jason Allan	Romaine TAS 7320	970	5,847
Smith, Mr. Luciano Ronald	Morley WA 6062	1,093	3,383
Gale, Mr. Andrew Robert	Margaret River WA 6285	326	3,588
Sloan, Mr. Steven John	Dalyellup WA 6230	2,894	3,303
Verrall, Mr. Glen David Glenn	Gulfview Heights SA 5096	21,869	16,535
Wockner, Mr. Ryan Douglas	Moorooka QLD 4105	20,206	11,095
Jones, Mr. Shannon Luke	Parkes NSW 2870	193	5,204
Sanders, Mr. Brenton Paul	Port Augusta West SA 5700	358	4,818
Mafra, Mr. Charles Henrique	Adelaide SA 5000	20,430	15,003
Davies, Mr. Tony Patrick	Kangaroo Flat VIC 3555	2,334	6,343
Johnson, Mr. Christopher Garry Chris	Baldivis WA 6171	669	3,212
Cirocco, Ms. Nadia Donna	Auldana SA 5072	966	6,665
Eves, Mr. Carl William	Brightwaters NSW 2264	1,205	7,353
Offen, Mr. Hayden Ross	Como WA 6152	3,316	4,557
Triggs, Mr. Adam Keith	Kinross WA 6028	692	3,186
Roos, Mr. Axel Johannes	Canning Vale WA 6155	386	3,103
Fox, Mr. Shane Lee	Morphett Vale SA 5162	13,347	8,912
McConchie, Mr. Kim	Bassendean WA 6054	2,943	4,859
McDonald, Mr. James Wallace	Thornlie WA 6108	2,768	4,202
Zanette, Mr. Matthew Matt	Clare SA 5453	3,584	2,231
Lackersteen, Mr. Mark Scott	Alice River QLD 4817	18,467	6,890
Miller, Mr. Daniel Wayne	Mandurah WA 6210	4,029	3,302
Pontikinas, Mr. Nicholas Stergos Nick	Netley SA 5037	3,270	6,050
Walker, Mr. Shannon William	Busselton WA 6280	329	3,002
Knight, Mr. Darren Bruce Darren	Para Hills SA 5096	2,991	4,055
Heath, Ms. Toni Challice	Carseldine QLD 4034	4,406	5,220
Blanckensee, Mr. Neville Thomas	Gympie QLD 4570	471	1,319
Gear, Mr. Ty Adam	Qunaba QLD 4670	1,472	1,877
Prouchandy, Mr. Christian Edmond	Trinity Park QLD 4879	1,492	1,319
Andrews, Mr. Benjamin Lee Ben	Alkimos WA 6038	6,796	4,908
Cameron, Mr. Joshua Brent Josh	Colonel Light Gardens SA 5041	1,569	6,370
Hewgill, Mr. Eden David Ace	Carlisle WA 6101	785	2,837
Jones, Mr. Matthew Troy	Clarendon SA 5157	5,333	4,319
Bennett, Mr. Christopher William Chris	Norwood SA 5067	746	2,644
Bellion, Mr. Daniel	Yanchep WA 6035	8,873	4,962
Rudy, Mr. Adam Nathan	Edgewater WA 6027	245	2,846
Gyles, Mr. Daniel Paul	Wynn Vale SA 5127	1,135	6,274
Lennon, Mr. Peter John	Balaklava SA 5461	9,626	9,621

ASIC Form 507	30 January 2012	Page 9 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Primiero, Mr. Samuel James Sam	Hope Valley SA 5090	7,257	6,274
Hastie, Mr. David Alan	Encounter Bay SA 5211	1,274	5,598
Caraher, Mr. Andrew Michael	Pinjarra WA 6208	4,823	3,248
Parkinson, Mr. Craig Phillip	Greenmount WA 6056	1,637	2,826
Walson, Mr. Ian Samuel	Truganina VIC 3029	14,132	8,299
Beckwith, Mr. Scott Kingsley	Norwood SA 5067	5,426	23,824
Souter, Mr. Wayne Alexander	Stratton WA 6056	6,374	4,419
Coles, Mr. Gary John	perth wa 6105	1,408	2,803
Smyth, Mrs. Lauren Ann	Somerton Park SA 5044	Nil	9,510
McCreadie, Mr. Connor Owen Scott	O'Sullivan Beach SA 5166	3,928	6,133
Anderson, Mr. Mathew Paul	Woodbridge WA 6056	1,017	3,043
Drazenovic, Mr. Jason Leigh	Orelia WA 6167	17,282	7,290
Huth, Mr. Matthew Ian Matt	Mt Warren Park QLD 4207	1,148	1,593
Dwight, Mr. Steven James Steve	Cleveland QLD 4163	413	4,118
Irwin, Mr. Patrick Matthew	Bunbury WA 6230	6,760	4,382
Harding, Mr. Rhys Matthew	Seaford Rise SA 5169	1,938	3,998
Bhaumik, Mr. Deborshi	Plympton Park SA 5038	10,731	10,453
Form, Ms. Kelsey	Currambine WA 6028	1,702	2,242
Salisbury, Mr. Andrew David	Blackwood SA 5051	7,582	10,380
Trevor, Mr. Lucas James	Wandina WA 6530	2,505	6,463
Quin, Mr. Barry James	Baldivis WA 6171	2,181	4,243
O'Neill, Mr. Liam Seamus	Hillarys WA 6025	3,654	4,008
Adams, Mr. Brett Anthony	Dalyellup WA 6230	551	2,932
Green, Mr. Shane Nicholas	Bakers Hill WA 6562	4,072	5,146
Wall, Mr. Christer Lennart	Coolbellup WA 6163	12,269	5,165
Krajina, Mr. Mark Simon	Southbank VIC 3006	1,138	3,890
Lambeth, Mr. Karl Grant	Port Augusta SA 5700	260	3,405
Carling, Mr. Rhys Jonathan	Scarborough WA 6019	759	2,580
Dargie, Mr. Tyler Shane Justin Lee	Tenterden WA 6322	947	2,267
Zammitt, Mr. Daniel John	Karama NT 812	2,708	3,316
Brann, Mr. Thomas Stewart Tom	Highland Park QLD 4211	2,110	2,479
Hooper, Mr. Christopher Brent Chris	Boulder WA 6432	10,487	5,410
Foot, Mr. Nathan John	Woodcroft SA 5162	2,191	5,030
Leuzzi, Mr. Joseph Domenic Joe	Alkimos WA 6038	4,298	2,234
Potts, Ms. Amber Chantelle	Jane Brook WA 6056	4,631	3,571
Dexter, Ms. Rebecca Ann	Kurralta Park SA 5037	2,932	5,108
Davies, Mr. John Steven Charles	Burleigh Heads QLD 4220	2,687	3,049
McMaster, Mr. Taal Roy	Butler WA 6036	5,012	6,465
Grant, Mr. Dean Charles	Morphett Vale SA 5162	751	2,681
Makwembere, Mr. Innocent Tendai Tendai	Maylands WA 6051	11,807	3,803
Martin, Mr. Michael Norman	Banksia Grove WA 6031	7,139	6,312
Patel, Mr. Bharatkumar	STIRLING WA 6061	1,826	1,865

ASIC Form 507	30 January 2012	Page 10 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Kalem, Mr. Rodney James	Bassendean WA 6054	5,680	4,536
Smith, Ms. Jemma Kate	Darch WA 6065	2,439	1,894
Jones, Mr. Stewart Alan	Hilton SA 5033	5,810	4,171
Purcell, Mr. Eugene Piers	Como WA 6152	4,164	5,720
Bartlett, Mr. Sean Mark William	Cobar NSW 2835	4,651	2,963
Johr, Mrs. Rebecca Mae	Beverley SA 5009	4,041	2,774
Agnew, Miss Lauren Rochelle	Wanneroo WA 6065	2,517	1,665
Dean, Mr. Robert Charles	East Victoria Park WA 6101	6,375	2,171
Deegan, Mr. Paul Anthony	South Perth WA 6951	856	1,335
Johnston, Mr. Timothy George Tim	Hamilton Hill WA 6163	502	1,332
Almond, Mr. Michael William Mick	Brinsmead QLD 4870	11,130	3,904
Myatt, Mr. Joshua David Josh	Pine Creek QLD 4670	872	2,076
Callanan, Mr. Daniel Scott Dan	St James WA 6102	8,312	4,641
Brown, Mr. Andrew Stewart	Boddington WA 6390	12,859	3,806
Lenormand, Mr. Quentin Pierre Jean	Claremont WA 6010	(862)	4,987
Grosser, Mrs. Jennifer Kaye Jen	Grange SA 5022	1,600	2,019
Parfitt, Mr. William James Will	Blackall QLD 4472	1,445	1,684
Oxton, Mr. Daniel James Dan	Caloote SA 5254	2,953	1,826
Shackleton, Mr. Ian	Abbey WA 6280	14,019	4,512
Nuangki, Mr. Simon Swaka	CLOVERDALE WA 6105	1,829	653
Siojo, Ms. Danise Limcangco	Maddington WA 6109	1,473	1,184
Shambrook, Ms. Dannika Louise Danni	Oxley QLD 4075	2,119	1,205
Sutton, Mr. Aaron James	Midland WA 6056	587	663
Denny, Mr. Clayton David	Seaford Rise SA 5169	4,164	4,124
Morris, Mr. Arthur Gordon	Mount Hawthorn WA 6016	6,356	2,516
Rickards, Mr. Vincent Scott	Byford WA 6122	1,475	664
Zawadzki, Mr. Ry Nathaniel	Mariners Cove WA 6210	4,392	1,816
Mandava, Mr. Jagan Mohan	Burswood WA 6100	2,007	666
Ralph, Mr. Adrian David	Cumberland Park SA 5041	7,627	5,345
Mondia, Mr. Lorenzo	Inglewood WA 6052	5,932	2,771
Graham, Mr. Samuel William Sam	Fulham Gardens SA 5024	1,930	1,989
Moehead, Mr. Stephen John Allen Steve	The Gap QLD 4061	9,185	3,563
Gray, Mr. Bayden Earle	Haybrough SA 5211	8,995	4,438
Roy, Mr. Matthew David Matt	Christies Beach SA 5165	5,775	2,861
McCormick, Mrs. Stacey Jane	Paralowie SA 5108	2,198	2,718
Liebelt, Mr. Grant Ashley	Aldinga Beach SA 5173	1,351	1,684
Broughton, Mrs. Scarlet Grace	Noarlunga Downs SA 5168	259	992
Cameron, Mr. Raymond John	Dalby QLD 4405	8,416	2,294
Bray, Ms. Helen Rose	Woodville South SA 5011	1,945	860
Remphrey, Mr. Phillip Adam Phil	Brompton SA 5007	1,751	2,738
Aitchison, Mr. Tharryn Dallas John	Aldinga Beach SA 5173	191	963
Bruce, Mr. Andrew Leonard James	Mardi NSW 2259	323	793

ASIC Form 507	30 January 2012	Page 11 of 12

Appendix 5

SCHEDULE E—CLAIMS BY EMPLOYEES

(Employee's name and address, holiday pay, long service leave)

		Holiday Pay*	Long Service leave *
Employee's name	Address	USD	USD

Finlay, Mr. Jack Lincoln	Quorn SA 5433	191	863
Wholey, Mr. Grant John	Boulder WA 6432	4,560	1,360
Doig, Mr. Anthony James	Mawson Lakes SA 5095	1,777	1,360
Bower, Ms. Theresa Christina	Currambine WA 6028	1,698	614
Emrick, Ms. Shannon Tee	North Adelaide SA 5006	1,171	2,835
Braithwaite, Mrs. Tanya Marie	Ottoway SA 5013	1,364	893
Shah, Ms. Kruti Kirti	Heathridge WA 6027	1,314	786
Hay, Mr. David Christopher Dave	Greenwood WA 6024	4,619	1,037
Rees, Mr. Brendan Luke	Parkes NSW 2870	2,397	904
Novosel, Ms. Ljubica	Findon SA 5023	926	509
Sweeney, Mr. Rory Michael	Mount Barker SA 5251	3,950	1,295
Chinner, Mr. Jason John Jason	Cherry Gardens SA 5157	1,509	334
McDougall, Mr. Kaelin Ross	Strathalbyn SA 5255	832	285
Kelly, Ms. Megan Frances	Landsdale WA 6065	530	113
Rogers, Mr. Andrew Edward Andrew	Hewett SA 5118	433	245
Mann, Mrs. Amelia	Mareeba QLD 4880	1,108	264
Trevarthen, Ms. Nollaig	West Perth WA 6005	674	211
Fox, Mr. Seosamh Joe	Glendalough WA 6016	Nil	Nil
Aisha, Mrs. Ratna Dewi	Henley Beach South SA 5022	Nil	Nil

Note *: Holiday pay & long service leave

AUD amounts owing converted to USD at AUD:USD 0.75

ASIC Form 507	30 January 2012	Page 12 of 12

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

600 Cranes Australiasia Pty Ltd	PO Box 180	17,272	17,272	Nil
A Noble & Son Ltd		43,133	43,133	Nil
Abc Products (Rocky) Pty Ltd		55,260	55,260	Nil
Absolute Blast	PO Box 2336	429	429	Nil
Academy Services (Wa) Pty Ltd	14 Carole Road, Maddington 6109	1,414	1,414	Nil
Academy Services Pty Ltd	4 Ferry Avenue	5,187	5,187	Nil
Adelaide Central Electrical Pty Ltd	PO Box 5116 Mail Centre	1,669	1,669	Nil
Adelaide Cleaning Equipment Pty Ltd		942	942	Nil
Adelaide Drill Supplies Pty Ltd		13,931	13,931	Nil
Adelaide Hydraulics Pty Ltd	PO Box 305	24,274	24,274	Nil
Adelaide Packaging		380	380	Nil
Adsteel Brokers	PO Box 691	66	66	Nil
Adtrans Trucks Adelaide Pty Ltd T/A Daimler T rucks	59 Hardy's Road	2,677	2,677	Nil
Advanced Braking Pty Ltd		1,050	1,050	Nil
Advanced Laser Signs		40	40	Nil
Advanced Mine Performance Training Services Pty Ltd	PO Box 352	5,025	5,025	Nil
Advanced Polymer Technology	PO Box 1345	398	398	Nil
Afkos Industries		18,792	18,792	Nil
Air Liquide		(88)	(88)	Nil
Air Liquide Wa Pty Ltd	PO Box 853	1,068	1,068	Nil
Airdrill Pty Ltd T/A Schramm Australia	PO Box 415	57,739	57,739	Nil
Airland Logistics Pty Ltd		29,496	29,496	Nil
Aitken Welding Supplies Pty Ltd		151	151	Nil
Aj Couriers And Haulage Pty Ltd		20,213	20,213	Nil
Alcolizer Technology		1,750	1,750	Nil
Alfa Engineering Pty Ltd	PO Box 1256 Mdcreet	556	556	Nil
Alfa Test Pty Ltd	PO Box 2453	4,220	4,220	Nil
All Tig Welding Pty Ltd	PO Box 3188	216	216	Nil
Allied Forklifts Pty Ltd	647 Murray Street	401	401	Nil
Allightsykes Pty Ltd		295	295	Nil
Allmyne Consulting And Training Services Pty Ltd T/A Create A Sign	PO Box 1141	656	656	Nil
Allyn International Services Inc	PO Box 752	29,050	29,050	Nil
Alsco Pty Limited	PO Box 121	997	997	Nil
American Express	PO Box 517	64	64	Nil
Anglogold Ashanti Australia	PO Box 261	5,645	5,645	Nil
Anora Design	10 Lucas Street	13,489	13,489	Nil
Appliance Testing Supplies Pty Ltd		1,078	1,078	Nil
Aramex Canada		882	882	Nil
Arentz & Kkg Engineering Pty Ltd	1 Burgay Court	53,108	53,108	Nil

ASIC Form 507	30 January 2012	Page 1 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Areon Pty Ltd T/As Brotec Services	PO Box 325	2,211	2,211	Nil
Ashurst Australia	88 Belgravia St	104,614	104,614	Nil
Associated Boiler Inspectors Pty Ltd		1,238	1,238	Nil
Ata Labour Hire Pty Ltd		2,180	2,180	Nil
Atco Structures & Logistics Pty Ltd	PO Box 2440	(60)	(60)	Nil
Atom Supply		774	774	Nil
Ausco Modular Pty Ltd	PO Box 480	12,887	12,887	Nil
Aussie Crates Wa Pty Ltd		1,275	1,275	Nil
Austin Engineering Site Services	43 Wallis St	4,078	4,078	Nil
Australasian Mining Services	Unit 7/20 Spine St	13,035	13,035	Nil
Australian Exploration Engineering	6 Orchard Avenue	1,601	1,601	Nil
Australian Mud Co	PO Box 229	187,753	187,753	Nil
Australian Safety Engineers Pty Ltd	PO Box 84	283	283	Nil
Australian Securities & Investments Commission	PO Box 1587	185	185	Nil
Australian Warning Systems Pty Ltd		1,555	1,555	Nil
Autopro Roxby Downs	PO Box 1904	475	475	Nil
Av Truck Services Pty Ltd	PO Box 40	2,774	2,774	Nil
Aveling		3,929	3,929	Nil
Axis Mining Technology Pty Ltd	244 Welshpool Road	12,148	12,148	Nil
Axis Packaging Pty Ltd T/A Axis Industrial Solutions		186	186	Nil
Baker Hydraulics Pty Ltd		12,668	12,668	Nil
Becker Ncs Pty Ltd	6-8 Waddikee Road	318	318	Nil
Bl Shipway & Co Pty Ltd - Ryco Hose	PO Box 557	21,859	21,859	Nil
Black Diamond Drilling Services Australia Pty Ltd	Unit 10 / 210 Star Street	25,837	25,837	Nil
Blastone International (Aust) Pty Ltd		787	787	Nil
Boc Gases	T/A Spitwater Sa	2,765	2,765	Nil
Bollore Logistics Australia Pty Ltd		7,824	7,824	Nil
Boltmasters Pty Ltd	PO Box Z5046	378	378	Nil
Border Express Pty Ltd	PO Box 17	14,136	14,136	Nil
Bosch Rexroth Pty Ltd		51,522	51,522	Nil
Bosnar Engineering Pty Ltd		1,505	1,505	Nil
Bridgestone Australia		4,992	4,992	Nil
Bsc Motion Technology	PO Box 357	413	413	Nil
Bss Employee Assistance Pty Ltd	Ashdown - Ingram	132	132	Nil
Bullivants	PO Box 486	25,047	25,047	Nil
Burson Automotive Pty Ltd	PO Box 47	1,603	1,603	Nil
Bw Truck		25	25	Nil
Cadia Group	Cd Power Pty Ltd	2,654	2,654	Nil
Cafe Corporate		143	143	Nil

ASIC Form 507	30 January 2012	Page 2 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Cambridge Technologies	P O Box 84	317	317	Nil
Capital Transport Services (Sa) Pty Ltd		14,295	14,295	Nil
Castrol Australia Pty Ltd Sa	PO Box 8251	512	512	Nil
Cavill Power Products Pty Ltd		16,105	16,105	Nil
Cb Richard Ellis	PO Box 1185	2,410	2,410	Nil
Cbc Bearings Power Transmission		15	15	Nil
Cd Power		908	908	Nil
Central West Fluid Power Pty Ltd	Unit 6, 36/38 Tikalara St	701	701	Nil
Centurion Transport		6,472	6,472	Nil
Century Engineering Pty Ltd		310	310	Nil
Challenge Batteries		995	995	Nil
Chandler Macleod Group Limited	208-210 Main Street	428	428	Nil
Charles Sturt Motor Inn		3,363	3,363	Nil
Cheela Plains Contracting	Unit 6	2,694	2,694	Nil
Chris Ives Signs	P O Box 151	420	420	Nil
Chubb Fire Safety	PO Box 1624	3,539	3,539	Nil
Civeo Pty Ltd		105	105	Nil
Clinipath Pathology		1,502	1,502	Nil
Clisby Engineering & The Southern Steel Group T/A Ozcon Engineering Pty Ltd	PO Box 254	3,836	3,836	Nil
Coastal Midwest Transport		11,875	11,875	Nil
Coates Hire		566	566	Nil
Collins Industrial Distributors	118 Rozelle Avenue	175	175	Nil
Comet Transport (Wa) Pty Ltd	69/71 O'Sullivan Beach Road	3,681	3,681	Nil
Complete Envirotest Pty Ltd		763	763	Nil
Compressed Air Repairs & Equipment	34-40 Bennet Avenue	25,014	25,014	Nil
Compressed Air Safety Valve Services	PO Box 1177	363	363	Nil
Compressor Valve Services Pty Ltd		3,694	3,694	Nil
Construction Industry Training Centre Inc	GPO Box 2443	135	135	Nil
Control Devices (Australia) Pty Limited		4,336	4,336	Nil
Cook Industrial Minerals Pty Ltd		25,283	25,283	Nil
Cooper Fluid Systems	PO Box 439	6,941	6,941	Nil
Corelink Pty Ltd	PO Box 152	20,831	20,831	Nil
Crommelins Machinery		1,233	1,233	Nil
Cross Hydraulics	Locked Bag 1020	556	556	Nil
Ctrack Australia Pty Ltd	75 Talavera Road	502	502	Nil
Cts Crane Technical Services		8,503	8,503	Nil
Cummins Diesel Sales & Service		9,322	9,322	Nil
Custom Fluid Power Pty Ltd	5 Darcy Lane	5,912	5,912	Nil

ASIC Form 507	30 January 2012	Page 3 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Cut Lunch		726	726	Nil
Daimler Trucks Perth And Wa Iveco Trucks	PO Box 23	5,623	5,623	Nil
Data #3		4,770	4,770	Nil
Data Mobility Voice	P O Box 113	4,829	4,829	Nil
David Lowery Diesel Repairs Pty Ltd	Cnr South Rd & Aruma Rd	325	325	Nil
Davies Automotive & Ind'L		100	100	Nil
Dd Grout Plugs	Wheeler Industries	743	743	Nil
Deep Exploration Technologies Crc Ltd		2,214	2,214	Nil
Deloitte Tax Services Pty Ltd	PO Box 103	296,203	296,203	Nil
Dexion Adelaide	U10/44 Buckingham Drive	3,807	3,807	Nil
Dexion Balcatta	10 Williams St	268	268	Nil
Dexion Canning Vale	167-169 South Terrace	388	388	Nil
Dhl Logistics		726	726	Nil
Diesel Exhaust Systems	PO Box 594	188	188	Nil
Dilong Drilling Services Pty Ltd		3,425	3,425	Nil
Dinki Di Enginnering Pty Ltd	PO Box 224	990	990	Nil
Diverse Machining & Tooling	GPO Box 1063	15,616	15,616	Nil
Dotmar Epp Pty Ltd	PO Box 304	37,001	37,001	Nil
Downhole Surveys	PO Box 1050	50,696	50,696	Nil
Downtime Solutions Pty Ltd	PO Box 2164	1,014	1,014	Nil
Draeger Australia		417	417	Nil
Dsv Air & Sea Pty Ltd	Locked Bag 5100	93,076	93,076	Nil
Dynamics G-Ex Pty Ltd	Unit 17/663 Newcastle Street	3,792	3,792	Nil
Dynapumps	64 Audley Street	340	340	Nil
E T M Industries Inc		565	565	Nil
Ebbe Pty Ltd		3,901	3,901	Nil
Element Six Gmbh		2,953	2,953	Nil
Engine Protection Equipment	40 Pilbara Street	1,322	1,322	Nil
Environment Protection Authority	Private Bag 4	1,546	1,546	Nil
Ers Australia		1,077	1,077	Nil
Eureka 4 Wheel Drive Training	23/31 Governor Macquarie Drive	2,565	2,565	Nil
Evolution Drill Rigs Pty Ltd	P O Box 660	1,056	1,056	Nil
Exhaust Covers Pty Ltd	268 Gt Eastern Highway	1,975	1,975	Nil
Explorex Pty Ltd	71 Main Street	495	495	Nil
Extra Mile Tyre Distributors Pty Ltd		14,852	14,852	Nil
Federal Express (Australia) Pty Ltd		13,685	13,685	Nil
Feldcamp Equipment Ltd	P O Box 47	109	109	Nil
Felsax Pty Ltd T/A All-Ways Rigging Gear	57 Catalano Circuit	1,774	1,774	Nil
Ferguson Group Australia Pty Ltd		(734)	(734)	Nil
Festo Pty Ltd	PO Box 400	125	125	Nil

ASIC Form 507	30 January 2012	Page 4 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Fiesta Canvas	87 Norma Road	6,229	6,229	Nil
Fire Alert Pty Ltd	PO Box 6864	479	479	Nil
Fire Suppression Services	PO Box 98900	940	940	Nil
Flexidrill Construction Limited		73,214	73,214	Nil
Fluid Line Services		470	470	Nil
Fmc Corp		4,724	4,724	Nil
Forgacs-Broens Pty Ltd		2,016	2,016	Nil
Fujifilm Holdings Corporation	PO Box 6806	756	756	Nil
Gavin Yeates Consulting Pty Ltd	PO Box 365	14,209	14,209	Nil
Gcs Hire Pty Ltd		321	321	Nil
Gentronics		665	665	Nil
Geodis Wilson Australia Pty Ltd	60 Hume Highway	(2,058)	(2,058)	Nil
Geodis Wilson Singapore Pte Ltd	10 Lyonia Court	135,796	135,796	Nil
Geographe Enterprises Pty Ltd	PO Box 5035	2,343	2,343	Nil
Giacci Nt Pty Ltd	PO Box 10475	1,307	1,307	Nil
Gilbert + Tobin	PO Box 132	110,157	110,157	Nil
Globaltech Corp Pty Ltd	50 Pavers Circle	96,506	96,506	Nil
Goldfields Compressor Hire	P O Box 186	10,189	10,189	Nil
Goodyear & Dunlop Tyres (Aust) Pty Ltd T/A Beaurepaires For Tyres	GPO Box 2607	510	510	Nil
Gordon Laing Sales Pty Ltd		583	583	Nil
Gpc Asia Pacific Pty Ltd	62-64 Millers Road	53,625	53,625	Nil
Gt Hoses		9,768	9,768	Nil
Gtn Services	Locked Bag 4	1,623	1,623	Nil
H & M Signs	PO Box 275	401	401	Nil
Hahn Elec Contracting Pty Ltd	T/A Solo Resource Recovery	614	614	Nil
Hallite Seals Australia Pty Ltd T/A Hallite Transeals	97-105 Bedford Street	8,771	8,771	Nil
Hardcore Diamond Products Pty Ltd		9,405	9,405	Nil
Hastings Deering Australia Ltd	16 Ellemsea Circuit	1,022	1,022	Nil
Heat Treatments Limited	71F Matthews Avenue	148	148	Nil
Heller Sable Engineering	PO Box 400	206	206	Nil
Herbert Hall Enterprises Pty Ltd	90 Kurnall Road	824	824	Nil
Herbert Smith Freehills	Unit 1/1 Cressall Road	4,050	4,050	Nil
High Temperature Covers	Unit 6	2,432	2,432	Nil
Hubtex Australia Pty Limited	PO Box 159	2,073	2,073	Nil
Hudson Global Resources	94 Research Road	18,975	18,975	Nil
Hurtownia Kuba Kedzior I S-Ka Spolka Jawna	5 Midera Avenue	12	12	Nil
Hydac Pty Ltd		6,618	6,618	Nil
Hydair Drives Fluid Power Systems	45-53 Davies Road	2,604	2,604	Nil
Hydraulic Component Services Pty Ltd	PO Box 399	29,720	29,720	Nil

ASIC Form 507	30 January 2012	Page 5 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Hydraulogic Pty Ltd	8 Cromwell Court	659	659	Nil
Hydroil Pty Ltd	P O Box 653	1,155	1,155	Nil
Ian Diffen The Tyre Factory	PO Box 120	3,552	3,552	Nil
Ibd Independent Battery Distributors	P O Box 238	265	265	Nil
Ifm Efector Pty Ltd	PO Box 143	9,282	9,282	Nil
llenon Pty Ltd	PO Box 5087	162	162	Nil
Innovative Automation Solutions Pty Ltd		4,662	4,662	Nil
Innovative Search Consultants Pty Ltd	15 Streiff Road	4,950	4,950	Nil
Inter Smash Repairs	99-105 Mc40Dowell Street	3,119	3,119	Nil
J Blackwood & Son Limited	42 Cooper Road	104,216	104,216	Nil
Jadel Services Pty Ltd	121 Frost Road	264	264	Nil
James Walker Australia Pty Ltd	GPO Box 5072	902	902	Nil
Jani King Wa Pty Ltd	PO Box 1123	423	423	Nil
Japanese Truck & Bus Spares	119 Ewing St	175	175	Nil
Jb Precise Engineering	23 Colin Jamieson Drive	2,479	2,479	Nil
Je & Pk Polsen	T/As Nordon Cylinders	1,568	1,568	Nil
Jemrok Pty Ltd	26 Parkinson Lane	1,275	1,275	Nil
Jj Richards & Sons Pty Ltd	T/As Cks Engineering	833	833	Nil
Jobfit Health Group Pty Ltd	128-134 Great Eastern Hwy	5,667	5,667	Nil
John'S Bins Pty Ltd	2-6 Williams Circuit	94	94	Nil
Joondalup Windscreens		963	963	Nil
K & A Laird Wa Pty Ltd		13,231	13,231	Nil
K Craft Products		2,648	2,648	Nil
K West Haulage	PO Box 2405	7,201	7,201	Nil
Kal Tire (Australia) Pty Ltd	PO Box 440	415	415	Nil
Ken Webster	PO Box 261	3,300	3,300	Nil
King & Wood Mallesons	33 Mainsail Drive	142,301	142,301	Nil
Komatsu Australia Pty Ltd	PO Box 331	(5,339)	(5,339)	Nil
Kona Business Consulting Group Pty Ltd	Units 2 & 3 194 Balcatta Road	2,834	2,834	Nil
Konnect Sa		1,482	1,482	Nil
Laser Unit Trust	PO Box 160	81	81	Nil
Leinster Smash Repairs Pty Ltd	PO Box 38	1,155	1,155	Nil
Lfa First Response		2,556	2,556	Nil
Lhs Rocktools	PO Box 257	231	231	Nil
Link Market Services	Unit 6 The Gateway	9,857	9,857	Nil
Lk Diesel Service Pty Ltd	22 Solanum Street	1,083	1,083	Nil
Lkab Wassara Ab	27 Walters Way	1,049	1,049	Nil
Lsa Bernadini Pty Ltd	PO Box 121	39,419	39,419	Nil
Luxottica Retail Australia Pty Ltd	PO Box 876	304	304	Nil
Lyonia Enterprises		44,586	44,586	Nil

ASIC Form 507	30 January 2012	Page 6 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Mark Worner Auto Electrics Pty Ltd	61 Main Street	700	700	Nil
Marsden Industries Pty Ltd T/A Technical Urethanes	5 Belmont Ave	332	332	Nil
Martins Trailer Parts Pty Ltd	27 Aldenhoven Road	708	708	Nil
Matchtec Hydraulics	Total Laser Cutting Services	3,383	3,383	Nil
Maxwell Geoservices		8,640	8,640	Nil
Mcewan Enterprises Pty Ltd T/A Quick Bits Kalgoorlie		66	66	Nil
Mcintosh & Sons	PO Box 513	596	596	Nil
Mcmahon Burnett Transport	PO Box 115	1,629	1,629	Nil
Mcvh Nominees Pty Ltd T/A Grh Supplies	85 Burswood Rd	171	171	Nil
Meekatharra Corner Store	PO Box 178	60	60	Nil
Mei Group Pty Ltd T/A Mammoth Equipment & Exhausts Pty Ltd	GPO Box 11028	2,504	2,504	Nil
Metzke Engineering	273 Camboon Road	5,567	5,567	Nil
Miller'S Autoglass Pty Ltd		311	311	Nil
Mine Power Solutions Pty Ltd		474	474	Nil
Mining & Construction Supplies		13,375	13,375	Nil
Mining & Hydraulic Supplies	PO Box 720	92	92	Nil
Mining & Industrial Tyre Service	547 Great Eastern H'Way	6,683	6,683	Nil
Mining People International Pty Ltd	4 Katanning Street	(125)	(125)	Nil
Minter Ellison		59,550	59,550	Nil
Mm Electrical Merchandising	Unit 3A, 28 Maxwell Rd	1,756	1,756	Nil
Monadelphous Engineering Associates	54 Cavan Road	3,263	3,263	Nil
Moonraker Motor Inn	PO Box 3483	2,175	2,175	Nil
Motion Industries	PO Box 3208	188,518	188,518	Nil
Motor Reconstructions Pty Ltd T/A K&A Engineering	P O Box 96	3,843	3,843	Nil
Mrwed Training And Assessment	36-38 Croydon Rd	113	113	Nil
Mt Barker Caravan Park		4,995	4,995	Nil
Mudex Pty Ltd	P O Box 5254	11,416	11,416	Nil
Mulhern’S Environmental Pty Ltd	Locked Bag 98	1,139	1,139	Nil
Murlaw Pty Ltd T/As Ausco Products	PO Box 547	2,613	2,613	Nil
Nairne Engineering & Hydraulics		10,920	10,920	Nil
National Drilling Equipment		11,352	11,352	Nil
Nautilus Control & Engineering Serv PI	PO Box 105	8,691	8,691	Nil
Nhp Electrical Engineering Products PI	185 Bourke Street	243	243	Nil
Nordon Hydraulics Pty Ltd	PO Box 561	875	875	Nil
Normet Asia Pacific Pty Ltd		3,484	3,484	Nil
Northpoint Toyota	PO Box 421	5,470	5,470	Nil
O'Brien Glass Industries Pty Ltd	PO Box 96	391	391	Nil
Occuhealth Pty Ltd	PO Box 772	789	789	Nil

ASIC Form 507	30 January 2012	Page 7 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Oem Dynamics Pty Ltd	PO Box 191	1,801	1,801	Nil
Office National Kalgoorlie		314	314	Nil
Offroad Trucks Australia Pty Ltd		18,974	18,974	Nil
Oilpath Hydraulics Pty Ltd	55 Main Street	526	526	Nil
Omnilogix Pty Ltd T/A Omnilogix Automation	PO Box 421	561	561	Nil
On Road Auto Electrics	45 Catalano Circuit	2,814	2,814	Nil
Orient Capital	Unit#5, 275 Treasure Road	2,285	2,285	Nil
Ox Engineering Pty		2,822	2,822	Nil
Palletco Sa Pty Ltd		145	145	Nil
Panalpina World Transport Pty Ltd (Australia)		115,286	115,286	Nil
Parchem Construction Supplies Pty Ltd		3,576	3,576	Nil
Parker Hannifin (Australia) Pty Ltd	Unit 2, 5 Mulgul Road	671	671	Nil
Parkes Bearings N Parts Pty Ltd		283	283	Nil
Partout Pty Ltd T/A Statewide Bearings		3,921	3,921	Nil
Penns Cartage Contractors		790	790	Nil
Penske Power Systems Pty Ltd		10,751	10,751	Nil
Perryco Marketing Pty Ltd		849	849	Nil
Perth Testing And Tagging		638	638	Nil
Peter James Motors	Shop 9	788	788	Nil
Peter'S Handyman Service		99	99	Nil
Phoenix Metalform	PO Box 605	218	218	Nil
Pictograph Pty Ltd	33 Tova Drive	606	606	Nil
Pirtek (Welshpool) Pty Ltd	8 Rose Street	82	82	Nil
Pme Plastic & Metal Engraving		104	104	Nil
Powerpak Packaging		176	176	Nil
Precision Alignment Equipment Pty Ltd		7,947	7,947	Nil
Precision Tool Engineering		1,795	1,795	Nil
Project Human Resources Pty Ltd		817	817	Nil
Protec Pty Ltd	62 Woodstock St	1,169	1,169	Nil
Pure Mechanical Pty Ltd		1,094	1,094	Nil
Qualtarp Pty Ltd		122	122	Nil
Quarry & Mining Manufacture Pty Ltd	236 Welshpool Road	55,931	55,931	Nil
Quarry Mining & Construction Equipment	5 Sevenoaks Street	10,328	10,328	Nil
R E Tooling Pty Ltd	Unit 9	91	91	Nil
R Hood Trust T/A Commercial Stationery Office National		1,517	1,517	Nil
Razorback Construction Pty Ltd		20,924	20,924	Nil
Rc Williams Pty Ltd		6,145	6,145	Nil
Res Telecommunications Pty Ltd		1,619	1,619	Nil

ASIC Form 507	30 January 2012	Page 8 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Recall Total Information		1,168	1,168	Nil
Redimed Pty Ltd	218 Welshpool Road	4,002	4,002	Nil
Reflex Instruments Asia Pacific Pty Ltd	21 Callanna Road	95,691	95,691	Nil
Rehnmark Pty Ltd	22 Church Road	330	330	Nil
Rentokil Initial Pty Ltd	18 Gumbowie Avenue	1,631	1,631	Nil
Rgm Maintenance Pty Ltd		5,014	5,014	Nil
Ricoh Finance	PO Box 240	5,407	5,407	Nil
Ridge Tool Australia Pty Ltd		760	760	Nil
Rmp (Nsw) Pty Ltd T/A Regos Plus Tyre And Mechanical		5,164	5,164	Nil
Rocktech		3,863	3,863	Nil
Rototech Pty Ltd	27 Saleyards Road	23,954	23,954	Nil
Roxby Hydraulics Pty Ltd	145 Roberts Road	94	94	Nil
Rs Components Pty Ltd	279 Princes Highway	1,307	1,307	Nil
Rto Solutions Pty Ltd T/A Illuminate Group	No 17, 85-91 Keilor Park Dr	1,838	1,838	Nil
Ryco Hydraulics Pty Ltd		49,758	49,758	Nil
S A Hetherington Pty Ltd	Unit 14, 5 Kelletts Road	9,434	9,434	Nil
Sa Tractors Pty Ltd		4,149	4,149	Nil
Safeman Pty Ltd	124 Norrie Avenue	4,939	4,939	Nil
Saferight Pty Ltd		874	874	Nil
Safety Sales & Hire		136	136	Nil
Safety Signs Service	16 Alacrity Place, Henderson	4,794	4,794	Nil
Safety Supplies On Site	2/4 Adelaide Terrace	714	714	Nil
Sage Automation Pty Ltd		32,069	32,069	Nil
Sage Software Australia Pty Ltd	42 Kremzow Road	20,262	20,262	Nil
Saint Gobain Abrasives Pty Ltd		1,626	1,626	Nil
Sandvik Mining & Construction Australia	14-16 Wedgewood Road	14,137	14,137	Nil
Santek Pty Ltd	98 Byfield Street	17,728	17,728	Nil
Sas Locksmith	14B Krawarri Street	2,026	2,026	Nil
Sauer Danfoss		1,076	1,076	Nil
Scootz Cafe West Beach		533	533	Nil
Sign Style	62 Clarinda Street	2,871	2,871	Nil
Silkcity Holdings Pty Ltd T/A Australian Boxes & Cases	11 Transport Avenue	27,096	27,096	Nil
Silverise Pty Ltd	PO Box 5660	8,792	8,792	Nil
Site Skills Group Pty Ltd T/A Site Skills Training	44 Pilbara Street	188	188	Nil
Skillpro Services Pty Ltd		520	520	Nil
Smc Pneumatics Australia Pty Ltd	PO Box 516	1,419	1,419	Nil
Snap Printing	32 Cottonview Road	67	67	Nil
Solo Waste Aust Pty Ltd		925	925	Nil

ASIC Form 507	30 January 2012	Page 9 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Somerled Services	10A Ranger Road	218	218	Nil
Sonnex Pty Ltd	24/9 Inspiration Drive	854	854	Nil
Sos Safety Signs Pty Ltd	PO Box 2462	53	53	Nil
Southcott Pty Ltd	PO Box 1600	2,023	2,023	Nil
Southern Cross Industrial Supplies Pty Limited		224	224	Nil
Southern Springs		4,731	4,731	Nil
St John Ambulance Australia (Western Australia) Inc	PO Box 31234	360	360	Nil
Staples Australia Pty Limited	7 Hugh Quinn Crescent	7,518	7,518	Nil
Stauff Corp Pty Ltd		1,559	1,559	Nil
Stefan'S Mechanical Services		(271)	(271)	Nil
Stockholm Precision Tools Ab		26,266	26,266	Nil
Stratex Pty	52 Aland Street	1,184	1,184	Nil
Sunsource (Usa)	33 Triumph Ave	405	405	Nil
Super Motor Spares	PO Box 5037	8,193	8,193	Nil
Superior Pump Technologies	PO Box 2545	187	187	Nil
Swagelok		4,361	4,361	Nil
Synergy Energy	PO Box 775	2,658	2,658	Nil
T & C Hedges Consulting Pty Ltd		16,322	16,322	Nil
Tafe Sa	129 Kerry Rd	903	903	Nil
Taris Engineering	5/83-85 Montague St	2,784	2,784	Nil
Telescope Tyres And Batteries		(120)	(120)	Nil
Telstra Corporation Limited	130 Mulgul Rd	50,397	50,397	Nil
The Cool Clear Water Company		734	734	Nil
The Maintenance Shed Pty Ltd	5A Grenfell St	3,939	3,939	Nil
Thomson Geer		1,650	1,650	Nil
Tnt Australia Pty Ltd		15,501	15,501	Nil
Toll Ipec Pty Ltd		8,125	8,125	Nil
Toll North Pty Ltd		470	470	Nil
Toll Transport Pty Limited	PO Box 1868	84,036	84,036	Nil
Torque Industries Pty Ltd	38 Thornbury St	232	232	Nil
Total C A M Solutions		96,109	96,109	Nil
Total Eden Pty Limited		522	522	Nil
Tox Free Australia Pty Ltd		586	586	Nil
Toyota Material Handling Australia Pty Limited		1,023	1,023	Nil
Track One Srl		310	310	Nil
Tregeseal Pty Ltd T/A Acorn Human Resources		6,980	6,980	Nil
Truckline		541	541	Nil
Tsubaki Australia Pty Ltd		438	438	Nil

ASIC Form 507	30 January 2012	Page 10 of 11

Appendix 6

SCHEDULE H—UNSECURED CREDITORS

(Trade payables)

		Amount	Amount
		claimed	admitted as	Reason for difference between
		by creditor	owing	amount claimed and admitted (if
Name	Address *	USD**	USD**	any)

Turck Australia Pty Ltd		1,605	1,605	Nil
Tyco Australia Pty Ltd		2,347	2,347	Nil
Ues International Pty Ltd		29	29	Nil
Underground Rock Drill		5,726	5,726	Nil
Unilift Equipment & Sales		12,569	12,569	Nil
United Fasteners Sa Pty Ltd		56	56	Nil
United Parcel Service		811	811	Nil
Van Ruth Prod		15,170	15,170	Nil
Veolia Environmental Services (Australia) Pty Ltd		1,005	1,005	Nil
Vilayphone Vilayvanh		357	357	Nil
Village National Holdings Limited		627	627	Nil
Vmw Engineering Pty Ltd		7,875	7,875	Nil
W A Grouting Systems		2,063	2,063	Nil
Wa Mine World Pty Ltd		10,402	10,402	Nil
Wa Truck & Machinery Repairs		155	155	Nil
Wakefield Trucks Pty Ltd		10,965	10,965	Nil
West Wyalong Tyre & Exhaust Centre		1,271	1,271	Nil
Western Freight Management Pty Limited		1,117	1,117	Nil
Westernex Supply		3,789	3,789	Nil
Westrac Equip		1,033	1,033	Nil
Whyalla Motel		949	949	Nil
Wilson Security Pty Ltd		1,228	1,228	Nil
Workpac Group		2,135	2,135	Nil
Wt Hydraulics		118	118	Nil
Yellow		378	378	Nil

Note*: Address

First address line only

Note **: Amount claimed by creditor and admitted as owing

AUD amounts owing converted to USD at AUD:USD 0.75

Annexure E

Scheme Administrators’ Scale of Charges

Annex E

KordaMentha rates

National

Applicable from 1 July 2016

FY 2017

Classification	$ per hour*
Principal Appointee/Partner/Executive Director	675
Director	625
Associate Director 1	575
Associate Director 2	525
Manager	475
Senior Executive Analyst	425
Executive Analyst	400
Senior Business Analyst	350
Business Analyst	295
Administration	150

*Exclusive of GST

KordaMentha disbursement policy

Disbursements incurred from third party suppliers are charged at the cost invoiced. KordaMentha does not add any margin to disbursements incurred through third parties.

There are no charges for internal KordaMentha disbursements, such as internal photocopy use, telephone calls or facsimiles, except for bulk printing and postage that is performed internally, which are calculated on a variable cost recovery basis.

In relation to any employee allowances, being kilometre allowance and reasonable travel allowance, the rate of the allowance set by KordaMentha is at or below the rate set by the Australian Taxation Office.

If a KordaMentha data room is utilised, the fee will comprise an initial setup fee and then a fee based on the duration and size of the data room.

Certain services provided by Forensic Technology may require the processing of electronically stored information into specialist review platforms. Where these specific Forensic Technology resources are utilised, the fee will be based on units (e.g. number of laptops), size (e.g. per gigabyte) and/or period of time (e.g. period of hosting).

GST is applied to disbursements as required by law.

Liability limited by a scheme approved under Professional Standards Legislation.	Page 1

KordaMentha disbursement internal rates and allowances

Description	Charge*
Photocopying, printing (general)	$0.06 per page
Envelopes and postage (varies due to size and weight)	$1.45 to $2.40 per envelope
Travel Reimbursement	$0.60 per kilometre
Meal per diem, etc.	Up to $92.70 per day per staff member (unless other arrangements made)
Dataroom fee (varies based on MB size)	See detail below

*Exclusive of GST, reviewed annually on 1 July

Dataroom fee – Size (MB)	Charge per month*
0–300	$1,000
300–1000	$1,000 + $2.50/MB
1000–5000	$2,750 + $1.25/MB
5000+	$7,750 + $0.60/MB

*Exclusive of GST, reviewed annually on 1 July

KordaMentha classifications

Classification	Guide to level of experience
Principal Appointee/Partner/ Executive Director	Registered/Official Liquidator/Trustee, his or her Partners. Specialist skills brought to the administration. Generally in excess of 10 years’ experience.
Director	More than eight years’ experience and more than three years as a Manager. Answerable to the appointee, but otherwise responsible for all aspects of an administration. Controls staffing and their training.
Associate Director 1	Six to eight years’ experience with well developed technical and commercial skills. Will have conduct of minor administrations and experience in control of a small to medium team of staff. Assists with the planning and control of medium to large administrations.
Associate Director 2	Five to seven years’ experience with well developed technical and commercial skills. Will have conduct of minor administrations and experience in control of a small to medium team of staff. Assists with the planning and control of medium to large administrations.
Manager	Four to six years’ experience. Will have had conduct of minor administrations and experience in control of one to three staff. Assists with the planning control of medium to large administrations.
Senior Executive Analyst	Three to four years’ experience. Assists planning and control of small to medium administrations as well as performing some of the more difficult tasks on larger administrations.
Executive Analyst	Two to three years’ experience. Required to control the tasks on small administrations and is responsible for assisting tasks on medium to large administrations.
Senior Business Analyst	Graduate with one to two years’ experience. Required to assist in day-to-day tasks under supervision of more senior staff.
Business Analyst	Undergraduate or graduate with up to one year experience. Required to assist in day-to-day tasks under supervision of more senior staff.
Administration	Appropriate skills, including books and records management and accounts processing particular to the administration.

KordaMentha rates - National	Page 2

Annexure F

Please note:

To be eligible to vote at the Scheme Meeting, Noteholders must ensure that they lodge the Proxy Form below with their Registered Participant in sufficient time to allow the Registered Participant (a) to complete a Voting Proof of Debt Form on the Noteholder's behalf and (b) lodge the Proxy Form and the Voting Proof of Debt Form with the Information Agent by no later than 4.00 pm on 25 May 2017 (New York City Time).

Any TLA Purchasers or TLB Purchasers who wish to appoint proxies must complete and lodge the Proxy Form below so that it is received by the Information Agent by no later than 4.00 pm on 25 May 2017 (New York City Time).

Proxy Form

Form 532

(regulation 5.6.29)

(as modified and adopted for the Scheme)

A.C.N or A.R.B.N:                  _____________________________

Corporations Act 2001 (Cth)

Capitalised terms in this Proxy Form that are not otherwise defined have the same meaning as is given to those terms in the Explanatory Statement.

1.	APPOINTMENT OF PROXY

I/We _______________________________________________________________________________ of ________________________________________, a creditor of Boart Longyear Limited ACN 123 052 728, Boart Longyear Management Pty Limited ACN 123 283 545, Boart Longyear Australia Pty Ltd ACN 000 401 025 or Votraint No. 1609 Pty Limited ACN 119 244 272 appoint:

☐	Chairman of Boart Longyear

-	Or -

☐	____________________ or in his or her absence ____________________ as my/our general/special proxy;

to vote at the Scheme Meeting:

☐	for the Resolution

☐	against the Resolution

2.	THE RESOLUTION

RESOLVE THAT pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the Scheme between the Companies and the Secured Scheme Creditors as contained and described in the Explanatory Statement, is agreed to.

Dated

Signature

OR if executing as a company:

executed by

Signature of director	Signature of director/secretary

Name	Name

CERTIFICATE OF WITNESS

(This certificate is to be completed only if the person giving the proxy is blind or incapable of writing. The signature of the creditor, contributory, debenture holder or member must not be witnessed by the person nominated as proxy)

I ____________________, of ____________________, certify that the above instrument appointing a proxy was completed by me in the presence of and at the request of the person appointing the proxy and read to him or her before she signed or marked at the instrument.

Dated

Signature of witness

Description

Place of residence

This form must be lodged with the Information Agent at the following address by 4.00 pm New York City Time on 25 May 2017:

Boart Longyear Ballot Processing

c/o Prime Clerk LLC

830 Third Avenue

3rd Floor

New York

NY 10022

UNITED STATES

OR

Email:boartballotprocessing@primeclerk.com

Annexure G

Please note: to be eligible to vote at the Scheme Meeting, TLA Purchasers or TLB Purchasers must lodge a completed Voting Proof of Debt Form with the Information Agent by no later than 4.00 pm on 25 May 2017 (New York City Time).

Voting Proof of Debt Form

Section 1

Form 535

(subregulation 5.6.49 (2))

(as modified and adopted for the Scheme)

A.C.N or A.R.B.N:                            ________________________________

Corporations Act 2001 (Cth)

FORMAL PROOF OF DEBT OR CLAIM (GENERAL FORM)

Capitalised terms in this Proof of Debt that are not otherwise defined have the same meaning as is given to those terms in the Explanatory Statement.

To the Scheme Administrators of Boart Longyear Limited ACN 123 052 728, Boart Longyear Management Pty Limited ACN 123 283 545, Boart Longyear Australia Pty Ltd ACN 000 401 025 and Votraint No. 1609 Pty Limited ACN 119 244 272

1. This is to state that ______________________ was on the Voting Entitlement Record Date justly and truly indebted to ____________________________ for________ dollars and ________ cents.

Particulars of the debt are:

1a) Loan or other debt that is other than that of Noteholders

Date	Consideration	Amount	Remarks

1b) Noteholder information

The above name creditor holds the following Notes to which this Voting Proof of Debt Form relates.

ISIN	Amount[11]	DTC Account Number

2. I am employed by the creditor and authorised in writing by the creditor to make this statement. I know that the debt was incurred for the consideration stated and that the debt, to the best of my knowledge and belief, remains unpaid and unsatisfied.12

[11]	The amount entered should be the entire principal amount of Notes in respect of which the Registered Participant is giving instructions on behalf of the relevant Noteholder pursuant to this Voting Proof of Debt Form. If the Registered Participant in respect of which it is not giving instructions pursuant to this Voting Proof of Debt Form, this amount should not be stated and is not required to be notified.

[12]	Do not complete if this proof is made by the creditor personally.

3. I am the creditor’s agent authorised in writing to make this statement in writing. I know the debt was incurred for the consideration stated and that the debt, to the best of my knowledge and belief, remains unpaid and unsatisfied.13

Dated:

If executing as an individual:

executed by

Signature of creditor	Signature of witness

Name	Name

If executing as a company:

executed by

Signature of director	Signature of director/secretary

Name	Name

If executing under power of attorney:

signed for

under power of attorney in the presence of:
Signature of attorney

Signature of witness	Name

Name	Date of power of attorney

[13]	Do not complete if this proof is made by the creditor personally.

This form (including Sections 2 and 3) must be lodged with the Information Agent at the following address by 4.00 pm New York City time on 25 May 2017:

Boart Longyear Ballot Processing

c/o Prime Clerk LLC

830 Third Avenue

3rd Floor

New York

NY 10022

UNITED STATES

OR

Email:Boartballotprocessing@primeclerk.com

Section 2

Noteholder, Registered Participant and Holding Details

This Section 2 must be validly completed by the Registered Participant, on behalf of Noteholders, and submitted to the Information Agent.

Part A	Details of the Noteholder

Please identify the Noteholder (that is, the person that is the beneficial owner of and/or the holder of the ultimate economic interest in the Notes, held in global form through DTC) on whose behalf you are submitting this Voting Proof of Debt Form.

To be completed for all Noteholders:

Full Name of Noteholder:

Address of Noteholder:

Email Address:

Telephone Number (with country code):

To be completed if the Noteholder is an institution:

Jurisdiction of incorporation of Noteholder:

Contact Name:

Email Address:

PART B	Details of Registered Participant

This Part must be validly completed by the Registered Participant and submitted to the Information Agent.

Full Name of Registered Participant:

DTC Account Number:

Authorised employee of Registered Participant:

Email of authorised employee:

Authorised employee signature:

Date:

Medallion Guarantee:

Before returning this Voting Proof of Debt Form to the Information Agent, please make certain that you have provided all the information requested.

PART C	Details of Holdings

The Registered Participant holds the following Notes to which this Voting Proof of Debt Form relates.

ISIN	Amount[14]	DTC Account Number

[14]	The amount entered should be the entire principal amount of Notes in respect of which the Registered Participant is giving instructions on behalf of the relevant Noteholder pursuant to this Voting Proof of Debt Form. If the Registered Participant in respect of which it is not giving instructions pursuant to this Voting Proof of Debt Form, this amount should not be stated and is not required to be notified.

Section 3

Noteholder confirmations

Each Noteholder who submits, delivers or procures the delivery of a Voting Proof of Debt Form and Proxy Form represents, warrants and undertakes to the Companies and the Information Agent that:

1.	it is the Beneficial Owner (as defined below) of, or a duly authorized representative of one or more Beneficial Owners of, the Notes, and it has full power and authority to vote with respect to such Notes;

2.	the Notes were owned as of the date of voting, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind;

3.	the holder of the Notes will execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions;

4.	it has received the Scheme and the Explanatory Statement and has had sufficient opportunity to review all documents contained therein;

5.	to the best of its knowledge, it is lawful to seek voting instructions from it in respect of the Scheme;

6.	it is assuming all of the risks inherent in it participating in the Scheme and has undertaken all the appropriate analysis of the implications of participating in the Scheme for it;

7.	the Notes which are the subject of the Voting Proof of Debt Form and Proxy Form are, at the time of delivery of such Voting Proof of Debt Form and Proxy Form, held by it (directly or indirectly) or on its behalf at DTC;

8.	it has not given voting instructions or submitted the Voting Proof of Debt Form or Proxy Form with respect to the Notes other than those that are the subject of this Voting Proof of Debt Form and Proxy Form;

9.	it authorises the Registered Participant to provide details concerning its identity, the Notes which are the subject of the Voting Proof of Debt Form and Proxy Form and delivered on its behalf and its applicable account details to the Companies and the Information Agent and their respective legal and financial advisers at the time the Voting Proof of Debt Form and Proxy Form is submitted;

10.	neither the Information Agent nor any of its affiliates, directors, officers or employees has made any recommendation to it as to whether, or how, to vote in relation to the Scheme, and that it has made its own decision with regard to voting based on any legal, tax or financial advice that it has deemed necessary to seek;

11.	all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings shall, to the best of its knowledge and to the extent permitted by law, be binding on the successors and assigns of it (in the case of a corporation or institution) or the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of it (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of it; and

12.	it is solely liable for any taxes or similar payments imposed on it under the laws of any applicable jurisdiction as a result of voting in favour of the Scheme, and that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Companies, the Information Agent or any of their affiliates, directors, officers, advisers or employees in respect of such taxes or similar payments.

“Beneficial Owner” of any of the Notes means any holder that exercises investment discretion with respect to such Notes.

ANNEXURE H

Known Secured Scheme Creditors, known Guaranteed Creditors ansd known Internal Creditors

Item 1	Summary

Name	Finance Document	Claim amount (principal and interest) as at 1 April 2017	BLY Shares owned as at 1 April 2017	Preference Shares owned as at 1 April 2017
1. Ares *	Secured Indenture	$38,437,224	-

2. Ascribe *	Secured Indenture	$48,238,176	-

3. CCP II Dutch Acquisition - ND2, B.V. and CCP Credit SC II Dutch Acquisition - ND, B.V.	Term Loan A	$113,457,535		-

4. CCP II Dutch Acquisition - ND2, B.V. and CCP Credit SC II Dutch Acquisition - ND, B.V.	Term Loan B	$137,164,059	-

5. CCP II Dutch Acquisition - ND2, B.V. and CCP Credit SC II Dutch Acquisition - ND, B.V.	Secured Indenture	$17,417,400

6. Other †	Secured Indenture	$100,657,200	-	-

*  As manager of one or more individual investment accounts.

†  Reflects unknown creditor claim amounts.

Note: CCP Dutch Acquisition - E2, B.V. holds a total of 434,001,968 preference shares; CCP Dutch Acquisition - E2, B.V. and CCP Credit SCII Dutch Acquisition – E, B.V. hold 464,501,606 ordinary shares.

Item 2	Registered Holder

DTC was recorded in the register of the Trustee, U.S. Bank National Association, as at 29 March 2017 as the holder of the notes issued under the Secured Indenture as follows:

(a)	the Rule 144A Note (CUSIP No: 09664PAC6) with a principal outstanding in the amount of US$192,500,000 and accrued but unpaid interest as of 1 April 2017 in the amount of US9,625,000 (Rule 144A Note); and

(b)	the Regulation S Note (CUSIP No: Q16465AC2) with a principal outstanding in the amount of US$2,500,000 and accrued but unpaid interest as of 1 April 2017 in the amount of $125,000 (Regulation S Note).

Item 3	Registered Participants

The Registered Participants through which Noteholders held the Rule 144A Note as of 29 March 2017 (as listed in the registered participants maintained by DTC) (CUSIP No: 09664PAC6) are listed in the table below.

Participant No.	Holder Name	Quantity (US$)

0901	BANK OF NY	7,605,000

0355	CS SEC USA	7,075,000

0187	JPMS LLC	278,000

2669	NRTHRN TR	1,172,000

2803	US BANK NA	9,733,000

0954	BNYMEL/TST	1,680,000

0005	GOLDMAN	16,557,000

2932	MITSUB NYB	1,140,000

0971	REGIONS BK	176,000

0250	WELLS FARG	11,414,000

0010	BROWN BROS	862,000

0902	JPMCBNA	63,983,120

0773	MLPFS/FIX	487,000

0997	SSB&T CO	70,337,880

The Registered Participants through which Noteholders held the Regulation S Note as of 29 March 2017 (as listed in the registered participants maintained by DTC (CUSIP No: Q16465AC2) are listed in the table below.

Participant No.	Holder Name	Quantity (US$)
0005	GOLDMAN	2,500,000

Item 4	Noteholders

Details of the Noteholders are confidential.

Annexure I

Extract from ASX Announcement dated 3 April 2017

Term	Summary

Conditions precedent

Consummation of the transactions contemplated by the RSA (Recapitalisation) is subject to the satisfaction or waiver (if applicable) of certain conditions precedent, including:

(a)        The independent expert failing to conclude that the Recapitalisation is "not fair" and "not reasonable" to non-associated shareholders of the Company;

(b)        Shareholders of the Company approving the required resolutions at the general meeting by the requisite majorities;

(c)        Creditors of the Company approving the creditors' schemes of arrangement by the requisite majorities;

(d)        Court approval of the creditors' schemes of arrangement;

(e)        The Company entering into director appointment agreements with lenders affiliated with each of CBP, Ares and Ascribe (Supporting Creditors);

(f)        The new ABL Revolver being duly executed by all the parties to it and all conditions precedent to the ABL Revolver being satisfied (other than those conditions relating to the creditors' schemes of arrangement becoming effective);

(g)        The warranties given by the Company and the Supporting Creditors being true and correct in all material respects;

(h)        All relevant Supporting Creditors obtaining approval under the Foreign Acquisitions and Takeovers Act 1975 (Cth);

(i)         The issue of shares, notes and warrants notes under the Recapitalisation, where relevant, being exempt from registration under the United States Securities Act of 1933; and

(j)         The Company obtaining all other relevant regulatory approvals, confirmations, consents or waivers, including ASX confirmation that it approves the terms of the warrants.

Each party must use its respective reasonable endeavours to procure that each of the conditions precedent is satisfied as soon as reasonably practicable.

The RSA may be terminated by either the Company or the Supporting Creditors (acting unanimously) in the event that a condition precedent becomes incapable of being satisfied by 31 December 2017, or as extended by agreement.

Implementation and milestones

The Company agrees to implement the Recapitalisation in accordance with the RSA. The Supporting Creditors have agreed to support the creditors' schemes and have agreed to implement the transactions subject to the terms of the RSA.

Following execution of the RSA, the Company and the Supporting Creditors will use reasonable endeavours to agree in good faith the documents to give effect to the Recapitalisation in accordance with agreed milestones. Some of the key milestones are set out in the Schedule at the end of this Appendix.

Exclusivity

The Company is required to comply with certain exclusivity obligations under the RSA, which include:

(a)        (No shop restriction) the Company must not solicit, invite, encourage or initiate any enquiries, proposals, negotiations or discussions (or communicate any intention to do any of these things) with a view to obtaining any expression of interest, offer or proposal from any other

Term	Summary

person in relation to a competing proposal or potential competing proposal.

(b)        (No talk restriction) subject to a fiduciary carve-out (summarised below), the Company must not:

(i)         enter into, continue or participate in any negotiations or discussions with any person regarding a competing proposal or which may reasonably be expected to lead to a competing proposal;

(ii)        provide any non-public information regarding the Company's businesses or operations to a person for the purposes of enabling or assisting that person to make a competing proposal; or

(iii)       accept, enter into or offer to accept or enter into any agreement, arrangement or understanding in relation to an offer or proposal from any other person in relation to a competing proposal.

(c)        (Notification) the Company must notify the Supporting Creditors if it is approached about a potential competing proposal, or provides or proposes to provide any material non-public information to a third party to enable that party to make a competing proposal.

A fiduciary carve-out allows the Company's Board to consider certain competing proposals received after entering into the RSA and before shareholders approve the required resolutions for the Recapitalisation at the general meeting of shareholders, if:

(a)        such action is in response to a bona fide competing proposal that was not solicited or encouraged in contravention of the "no shop" or "no talk" restriction;

(b)        the Board, acting in good faith, determines that the competing proposal is a superior proposal or that such action which the Board proposes to take may reasonably be expected to lead to a competing proposal that is a superior proposal; and

(c)        the Board, acting in good faith, determines after receiving written legal advice from the Company's external legal advisors (and, if appropriate, the Company's financial advisors) that failing to take such action in response to such competing proposal would reasonably be expected to constitute a breach of the Board's fiduciary or statutory duties under applicable law.

A competing proposal under the RSA means any dissolution, winding up, liquidation, reorganisation, assignment for the benefit of creditors, merger, transaction, consolidation, business combination, joint venture, partnership sale of assets, financing (debt or equity), refinancing, or restructuring of the Company, other than the restructuring contemplated in the RSA, including, but not limited to, any proposal, agreement, arrangement or transaction, received in writing within the period from the commencement date to the completion date, which the Company's Board determines, in good faith and in consultation with the Company's counsel, if completed, would mean a third party (either alone or with any associate of that third party) may:

Term	Summary

(a)        directly or indirectly acquire a relevant interest in 20% or more of the Company's shares or 50% or more of the share capital of any material subsidiary of the Company;

(b)        acquire control of the Company;

(c)        directly or indirectly acquire a legal, beneficial or economic interest in, or control of, all or a material part of the Company's business or assets or the business or assets of the Company taken as a whole, or

(d)        otherwise directly or indirectly acquire or merge with the Company or acquire a material subsidiary of the Company.

A superior proposal under the RSA means a bona fide written competing proposal of the kind referred to in (b) or (c) of the definition of competing proposal (above) that the Board, acting in good faith, and after receiving written legal advice from the Company's counsel and advice from its financial advisor, determines:

(a)        is reasonably capable of being valued and completed, taking into account all aspects of the competing proposal including any timing considerations, any conditions precedent, the identity, reputation and financial standing of the proponent, the current contractual rights of the Supporting Creditors under the relevant finance documents, and any requirements set forth by the Supporting Creditors in their response to a competing proposal;

(b)        would, if completed substantially in accordance with its terms, be more favourable to the Company's shareholders (as a whole) and the creditors of the Company that the transaction (having regard to the fact that trade creditors will be paid in full under the transaction) taking into account all terms and conditions of the competing proposal; and

(c)        would reasonably be expected to require it by virtue of its directors' fiduciary or statutory duties under applicable law to respond to such competing proposal or to change, withdraw or modify its recommendation.

The RSA requires that, if the Company determines that a competing proposal is a superior proposal, the Company will provide the Supporting Creditors with details of the competing proposal that is a superior proposal. The Supporting Creditors will have the right until the expiration of five business days of receiving the information to make one or more offers to the Company in writing to amend the terms of the RSA or propose any other transaction (a Counterproposal).

If the Supporting Creditors make a Counterproposal, then the Board must review the Counterproposal in good faith to determine whether it is more favourable to the Company than the superior proposal.

If the Board determines that the Counterproposal is more favourable to the Company, its shareholders and its creditors than the superior proposal, and is capable of being implemented in a reasonable time, then:

(a)        if the Supporting Creditors contemplate an amendment to the RSA, the parties will enter into an amending deed reflecting the Counterproposal;

(b)        if the Counterproposal contemplates any other transaction, the Company will make an announcement recommending the Counterproposal, in the absence of a superior proposal and, if required, subject to the conclusions of an independent expert, and the parties will pursue implementation of the Counterproposal in good faith with their best endeavours; and

(c)        the Company will effect a change of recommendation of the Board in relation to the transaction and will not authorise or enter into any letter of intention, memorandum of understanding, recapitalisation

Term	Summary

agreement or other agreement, arrangement or understanding relating to (or consummate) such former superior proposal.

The requirements of paragraph (b), above, will not preclude the Board from receiving and considering any further competing proposal (including from the same person which provided the former superior proposal). Any further competing proposal will require the board of the Company to comply with the requirements in paragraph (c), above.

Any modification of any superior proposal will constitute a new superior proposal and require the Company's board to again comply with paragraph (b), above.

Break fee

A break fee of totalling AUD$1,000,000 (exclusive of GST) is payable by the Company to the Supporting Creditors (Break Fee) if:

(a)        during the exclusivity period, a Superior Proposal is publicly announced by a third party and that third party or an associate acquires a relevant interest in 20% or more of the Company's shares within 6 months of such an announcement;

(b)        prior to the completion date, any director of the Company (other than Conor Tochilin or Jeffrey Long, who will recuse themselves with respect to any vote regarding the Recapitalisation):

(i)         withdraws or adversely modifies his/her recommendation in favour of the transaction or recommends a Superior Proposal;

(ii)        does not recommend that the shareholders approve the transaction resolutions in the notice of meeting; or

(iii)       makes a public statement with the effect that the transaction resolutions are no longer recommended, other than as a result of the independent expert determining that the transaction resolutions are 'not fair' and 'not reasonable' for the Company's non-associated shareholders; or

(c)        the Supporting Creditors terminate the Restructuring Support Agreement if (amongst other reasons) the Company materially breaches the Restructuring Support Agreement.

The Break Fee is in addition to the expense reimbursement provisions summarised below.

Termination

The RSA includes customary termination rights, including:

(a)        Termination for no approval of the Recapitalisation - any party may terminate if, among others:

(i)         the completion date has not occurred by 31 December 2017;

(ii)        the shareholders of the Company do not approve the required resolutions at the general meeting;

(iii)       the creditors of the Company do not approve the respective creditors' schemes of arrangement by the requisite majorities;

(iv)       any government agency or court of competent jurisdiction issues a final, non-appealable judgment, order, injunction, decree, ruling or similar action restraining, enjoining or otherwise prohibiting the consummation of Recapitalisation or declaring unlawful the Recapitalisation;

(v)        an Australian court does not approve the creditors' schemes of arrangement; or

(vi)       a U.S. bankruptcy court or Canadian court enters a final, non-appealable order denying final approval of the Australian court's approval of the Company's creditors' schemes.

Term	Summary

(b)        (Termination by the Company for material breach) the Company may terminate at any time before the completion date by written notice to the other parties if a Supporting Creditor has materially breached the RSA;

(c)        (Termination by any of CBP, Ares or Ascribe) Any one of CBP, Ares or Ascribe may terminate by written notice to all the parties if:

(i)         any one of them has materially breached the RSA (provided that the party terminating cannot be the party in breach);

(ii)        the Company enters into an agreement to implement a competing proposal; or

(iii)       a warranty given by a Supporting Creditor becomes untrue or misleading (provided that the party terminating cannot be the party who has given the warranty which has become untrue or misleading).

(d)        (Termination by CBP, Ares and Ascribe acting unanimously) the Supporting Creditors (acting unanimously) may terminate by written notice to the Company if either:

(i)         the Board fails to recommend the Recapitalisation resolutions or withdraws or modifies its recommendation that the Company's shareholders vote in favour of those resolutions or approves a competing proposal;

(ii)        the Company materially breaches the RSA;

(iii)       any capacity warranty given by the Company or other Company warranty becomes untrue or misleading;

(iv)       a milestone has not been achieved (other than as a result of any action or omission by a Supporting Creditor, a regulator or court) on or before the date that is 10 business days following the applicable milestone date (as set out in the Schedule);

(v)        the Company seeks, and the Australian Court does not approve, an order under the Corporations Act and an insolvency event occurs;

(vi)       the Company seeks, and the U.S. Bankruptcy Court denies, pursuant to a final, non-appealable order, interim or provisional relief and an insolvency event occurs; or

(vii)       a material adverse event has occurred.

(e)        (Other Circumstances for termination by the Company) the Company may terminate the RSA at any time before the date shareholders approve the Recapitalisation resolutions if, following full compliance with the RSA:

(i)         the Company's board adversely changes or withdraws its recommendation in accordance with the RSA; or

(ii)        the Company enters into an agreement or arrangement with a third party with respect to a Competing Proposal that is a Superior Proposal, as permitted by the RSA.

Commitments regarding the Recapitalisation

Subject to certain exceptions, the Supporting Creditors agree not to sell, assign, transfer or otherwise dispose of any right, title or interest in respect of ownership in any of the supporting debt, or grant any proxies, or enter into a voting agreement with respect to the supporting debt, unless the transferee either:

(a)        is a Supporting Creditor; or

(b)        agrees in writing to be bound by all the terms of the RSA.

Term	Summary
Debt standstill

From the date of the RSA until the earlier of 30 September 2017 (as may be extended by agreement), the consummation of the Recapitalisation or the termination of the RSA, the Supporting Creditors agree (among other things):

(a)        to forbear from the exercise of any right or remedies they have under or in connection with the documents governing their respective claims against the Company (including any right to seek interest payments); and

(b)        not to declare any "event of default", including in respect of any circumstances subsisting as at or prior to the date of the RSA (unless the "event of default" occurs as a result of an insolvency event that would not otherwise arise by virtue of the transaction).

Failure of the creditors' schemes

If:

(a)        the shareholders of the Company do not approve the required resolutions at the general meeting;

(b)        the creditors of the Company do not approve the respective creditors' schemes of arrangement by the requisite majorities;

(c)        any government agency or court of competent jurisdiction issues a final, non-appealable judgment, order, injunction, decree, ruling or similar action restraining, enjoining or otherwise prohibiting the consummation of the Recapitalisation or declaring unlawful the Recapitalisation;

(d)        the Company seeks, and the Australian Court does not approve, an order under the Corporations Act, and the RSA is terminated by the Supporting Creditors;

(e)        an Australian court does not approve the creditors' schemes of arrangement,

(f)        the Company seeks, and the U.S. Bankruptcy Court denies, pursuant to a final, non-appealable order, interim or provisional relief, and the RSA is terminated by the Supporting Creditors;

(g)        the U.S. Bankruptcy Court enters a final, non-appealable order denying final approval of the Australian Court's approval of the Company's creditors' schemes; or

(h)        the Company enters into an arrangement to implement a superior proposal (other than superior proposal in which the unsecured notes claims are paid in full in cash),

then the Supporting Creditors agree during the three-month period following any of these events to:

(a)        work together in good faith to cause the Company to implement an alternative restructuring;

(b)        engage in good faith consultations regarding alternative restructuring; and

(c)        not solicit, encourage or take other action in support of a restructuring or other transaction other than the agreed alternative restructuring.

Reimbursement of advisory fees	The Company agrees to pay in cash and in full, in accordance with their respective engagement letters, all invoiced fees and out of pocket expenses incurred by the Supporting Creditors (and their respective counsel and financial advisors).

ASIC Form 507	30 January 2012	Page 11 of 11